Form 20-F
period 2010-12-31
Costamare Inc.
filed 2011-03-22
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER [•]

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
60 Zephyrou Street &
Syngrou Avenue
17564 Athens Greece
(Address of principal executive offices)
Konstantinos Zacharatos Secretary
60 Zephyrou Street &
Syngrou Avenue
17564 Athens

Greece Telephone : +30-210-949-0050 Facsimile : +30-210-949-6454
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2010, there were 60,300,000 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to “Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward- looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Managers, relationships and reputation within the container shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any

ii

assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information—D. Risk Factors”. As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare Inc. for each of the five years in the five-year period ended December 31, 2010. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP” (with the exception of the consolidated financial statements for the year ended December 31, 2006, which are unaudited). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheets at December 31, 2009 and 2010, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Expressed in thousands of U.S. dollars, except for share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$349,997	$370,121	$426,348	$399,939	$353,151
Expenses:
Voyage expenses	1,825	2,780	3,735	3,075	2,076
Voyage expenses—related parties	—	—	—	—	410
Charter agreement early termination fee	—	—	—	—	9,500
Vessels’ operating expenses	100,701	124,666	148,350	114,515	102,771
General and administrative expenses	212	466	2,608	1,716	1,224
Management fees—related parties	10,198	11,812	13,541	12,231	11,256
Amortization of dry-docking and special survey costs	2,767	3,095	6,722	7,986	8,465
Depreciation	67,134	50,710	72,256	71,148	70,887
Gain on sale of vessels	—	—	(95)	(2,854)	(9,588)
Foreign exchange gains / (losses)	143	579	(235)	535	273
Other income / (expenses)	910	301	(37)	—	—

Operating income	$166,107	$175,712	$179,503	$191,587	$155,877

Other Income (Expenses):
Interest income	$5,627	$3,589	$5,575	$2,672	$1,449
Interest and finance costs	(54,211)	(62,568)	(68,420)	(86,817)	(71,949)
Other	63	188	109	3,892	306
Gain (loss) on derivative instruments	5,820	(1,498)	(16,988)	5,595	(4,459)

Total other income (expenses)	$(42,701)	$(60,289)	$(79,724)	$(74,658)	$(74,653)

Net Income	$123,406	$115,423	$99,779	$116,929	$81,224

Earnings per common share, basic and diluted	$2.63	$2.46	$2.12	$2.49	$1.65
Weighted average number of shares, basic and diluted	47,000,000	47,000,000	47,000,000	47,000,000	49,113,425

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Expressed in thousands of U.S. dollars, except for share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$7,864	$166,619	$247,518	$161,893	127,946
Net cash (used in) provided by investing activities	(350,456)	(257,550)	(138,301)	12,811	(23,850)
Net cash (used in) provided by financing activities	342,026	93,099	(22,529)	(252,684)	43,396
Net increase (decrease) in cash and cash equivalents	(566)	2,168	86,688	(77,980)	147,492
Dividends and distributions paid	(13,564)	(88,572)	(279,778)	(161,230)	(10,000)
BALANCE SHEET DATA (at period end)
Total current assets	$117,540	$120,274	$121,495	$48,305	211,212
Total assets	1,453,988	1,674,665	1,815,500	1,710,300	1,828,782
Total current liabilities	153,651	177,575	287,534	183,271	184,788
Total long-term debt, including current portion	968,822	1,102,926	1,529,948	1,435,593	1,341,737
Total stockholders’ equity	446,452	521,453	(10,750)	155,222	362,142

	Average for the Year Ended December 31,
	2006	2007	2008	2009	2010
FLEET DATA
Number of vessels	43.6	46.2	52.8	47.3	42.4
TEU capacity	177,274	194,865	226,878	218,733	211,185

B. Capitalization and Indebtedness

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2010:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2010
(Expressed in thousands of U.S. dollars)
Cash and cash equivalents	$159,774

Restricted cash	$41,935

Debt:
Total long-term debt(1)(2)	$1,341,737

Stockholders’ equity:
Common stock, par value $0.0001 per share; 1,000,000,000 shares authorized on an actual basis and 1,000,000,000 shares authorized on an as adjusted basis; 60,300,000 shares issued and outstanding on an actual basis basis	$6
Additional paid-in capital	$519,971
Other comprehensive loss	(82,895)
Retained earnings (accumulated deficit)	(74,940)

Total stockholders’ equity	362,142

Total capitalization	$1,703,879

(1)

We had $194.2 million of undrawn borrowing capacity under our committed credit facilities as of December 31, 2010. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities”.

(2)	All of our existing indebtedness is secured.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our growth depends upon continued increases in world and regional demand for chartering containerships, and the recent global economic slowdown may impede our ability to continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade, driving rates to their 10-year lows.

Demand for containerships also declined significantly during 2008 and 2009. In late 2009 and up through December 31, 2010, however, there has been improvement on Far East-to-Europe and trans-Pacific container trade lanes, alongside improvements also witnessed on other, non-mainlane, trade routes including certain intra-Asia and North-South trade routes. Although liner companies have experienced improvement in container shipping activity, resulting in increased average freight rates in the second half of 2010, any future declines in freight rates would negatively affect the liner companies to which we seek to charter our containerships. The economics of our business have also been affected negatively by the large number of containership newbuilds ordered prior to the onset of the downturn. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	supply and demand for products shipped in containers;

•	changes in global production of products transported by containerships;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	the distance container cargo products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	port and canal congestion; and

•	currency exchange rates.

The factors that influence the supply of containership capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuild deliveries;

•	the availability of shipyard capacity;

•	the scrapping rate of older containerships;

•	the number of containerships that are out of service;

•	changes in environmental and other regulations that may limit the useful lives of containerships;

•	the price of fuel; and

•	the economics of slow steaming.

Consumer confidence and consumer spending recovered substantially in 2010 from the low levels in 2008 and 2009. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charters as part of our acquisition and financing plan.

Our liner company customers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for container shipping services. While demand for container shipping activity improved substantially in 2010, resulting in increased cargo volumes and freight rates achieved by liner companies, there can be no assurance that this recovery will be maintained. Any future declines in demand for container shipping could result in financial challenges faced by our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to initially charter our recently acquired or re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although order-book volume has recently dropped to relatively low levels, deliveries of vessels ordered at the peak period will significantly increase the size of the container fleet over the next two years. An oversupply of newbuild and/or re-chartered containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and 2009, and although there was some improvement in 2010, the global economy remains relatively weak. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slowed or experience negative economic growth in the future, this may exacerbate the effect of the significant downturns in the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions were severely disrupted and volatile in 2008 and 2009 and, while generally stabilizing in 2010, remain subject to significant vulnerabilities in the year-to-date, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and only marginally rebounded in 2010. The credit crisis in Greece, for example, and concerns over debt levels of certain other European Union member states, has increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed revolving credit facility or our committed term loan in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We are dependent on our charterers fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

We expect that our containerships will continue to be chartered to customers mainly under multi-year fixed rate time charters. Payments to us under these time charters are and will be our sole source of operating cash flow. Many of our charterers finance their activities through cash from operations, the incurrence of debt or the issuance of equity. Since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Additionally, we could lose a time charter if the charterer exercises certain specified, limited termination rights.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. Over the past three years the Company has been proactive in working with its charterers to make adjustments to time charters that address the needs of both parties. As a result, while we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, revenues and cash flow and our ability to pay dividends to our stockholders.

A limited number of customers operating in a consolidating industry comprise a large part of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk, MSC and COSCO together represented 71%, 74% and 75% of our revenue in 2008, 2009 and 2010, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows. In addition, any consolidations involving our customers could increase the concentration of our business.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We conduct a substantial amount of business in China, including through one of our local managers, Shanghai Costamare, a Chinese corporation, and our time charters with COSCO. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare, a Chinese corporation which, as of March 1, 2011, operated eight vessels under the Hong Kong flag that were exclusively manned by Chinese crews, which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, and though these charters are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

We intend to borrow against unencumbered containerships in our existing fleet and vessels we may acquire in the future as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The declaration and payment of dividends is, however, subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of acquired vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, our credit facilities and other financing agreements prohibit the payment of dividends, if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends.

For more information regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects”.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuilds and through selective acquisitions of high-quality secondhand vessels. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuilds we may order;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing joint ventures or significant acquisitions.

In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuilds, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Rising crew and other vessel operating costs may adversely affect our profits.

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. In recent years, the limited supply of and increased demand for well- qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain sufficient numbers of quality on-board seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and acquire vessels, which may reduce or eliminate the amount of cash for dividends to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. Expenditures could increase as a result of, among other things, the cost of labor and materials, customer requirements and governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment. Significant capital expenditures, including to maintain the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates may also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. Our current fleet of 53 containerships as of March 1, 2011 (after giving effect to scheduled acquisitions and dispositions) had an average age (weighted by TEU capacity) of 10.7 years, two of which are over 30 years old. See “Item 4. Information on the Company—Business Overview—Our Fleet and Newbuilds”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 53 containerships as of March 1, 2011 (after giving effect to scheduled acquisitions and dispositions), had an average age (weighted by TEU capacity) of 10.7 years, two of which are over 30 years old. See “Item 4. Information on the Company—Business Overview—Our Fleet and Newbuilds”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

Containership values decreased significantly in 2008 and 2009, may decrease again, and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	prevailing charter rates; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our vessels further deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing charterers and to obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional multi-year time charters for these vessels. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels, including the two vessels in our fleet over 30 years of age as of March 1, 2011.

We face substantial competition from a number of experienced companies, including state-sponsored entities. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuilds. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to service our debt obligations and pay dividends to our stockholders.

We rely exclusively on the cash flow generated from charters for our containerships. Due to our lack of diversification, an adverse development in the container shipping industry, which experienced weakness from the middle of 2008 through the first half of 2010, would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or pay dividends to our stockholders.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into multi-year, fixed-rate time charters in both strong and weak charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms. If more containerships become available for the spot or short-term charter market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. As a result, we will then have to charter more of our containerships for shorter periods and our revenues, cash flows and profitability could then reflect, to some degree, fluctuations in the short-term charter market.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

We may be unable to draw down the full amount of our committed credit facilities if the market value of our vessels declines.

As of March 1, 2011, we had $194.2 million of undrawn borrowing capacity comprised of $74.2 million under our committed revolving credit facility and $120.0 million under a term facility we concluded on November 19, 2010. Our undrawn borrowing capacity excludes $203.3 million under a credit facility we concluded on January 14, 2011, as all funds borrowed under this facility are committed to the shipbuilding contracts for Hulls H 1068A, H 1069A and H 1070A. If the market value of our fleet declines, we may default under our credit facilities, in which case we may not be able to draw down the full amount available to us, obtain additional financing, refinance our debt, or incur debt on terms that are acceptable to us.

Our credit facilities or other financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on their assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under our $1 billion credit facility, as amended by a supplemental agreement dated June 22, 2010, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility, (b) the market value of any additional security provided to the lender, and (c) (during the waiver period only, as described below) the aggregate minimum cash amount equal to 3% of the loan outstanding to fall below 80% during a “waiver period” extending through December 31, 2011, and thereafter, 125% of the aggregate of the term loan, the revolving advances and the swap exposure; or

•

under certain of our subsidiaries credit facilities, each with Costamare Inc. as guarantor, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that (in the case of our $1 billion facility) a minimum cash amount equal to 3% of the loan outstanding must be maintained in the accounts of the borrower; and

•	the market value adjusted net worth must at all times exceed $500 million.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. The loss of these vessels would have a material adverse effect on our operating results and financial condition. For additional information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2010, we had outstanding indebtedness of $1.3 billion and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our stockholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders’ equity, as well as charges against our income.

We have entered into interest rate swaps, in an aggregate notional amount of approximately $1.3 billion as of December 31, 2010, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. We have also entered into certain currency hedges. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or currency exchange ratios or that our bank counterparties will be able to perform their obligations.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income, earnings per share and EBITDA coverage ratio. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in United States dollars and for the year ended December 31, 2010, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we have hedged some of this exposure, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. While we believe that we are adequately hedged against this exposure through 2011, future declines in the U.S. dollar versus the Euro could have a material effect on our operating expenses and net income.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our containerships.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our containerships. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires vessel owners and managers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease or suspend available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our three managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. In complying with new environmental laws and regulations and other requirements that may be adopted, we may have to incur significant capital and operational expenditures to keep our containerships in compliance, or even to scrap or sell certain containerships altogether. For additional information see “Item 4. Information on the Company—Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our containership business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines and other penalties against us.

Since the events of September 11, 2001, United States authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.

It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our containerships are registered could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our containerships may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Terrorist attacks, international hostilities and piracy could adversely affect our results of operations and financial condition.

Terrorist attacks in certain parts of the world over the last decade, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, current conflicts in Afghanistan and general political unrest in certain African nations and the Middle East may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. In addition, political tension or conflicts in the Asia Pacific Region may reduce the demand for our services. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

The collapse of states such as Somalia and widening political chaos in North Africa and the Middle East has resulted in increasing attacks on vessels, mining of waterways and other acts that disrupt international shipping. Since late 2010, the frequency and violence level of piracy incidents against commercial shipping vessels has further increased from the already high levels reported going back to 2008, particularly in the Gulf of Aden off the coast of Somalia. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs, including those due to employing onboard security guards, could also increase in such circumstances. In addition, piracy, future hostilities or other political instability in regions where our vessels trade can also affect trade patterns and adversely affect our operations and performance. Any of these occurrences could also have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

In addition, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one containership in our fleet for claims relating to another of our containerships.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulation of the classification society. Moreover, every vessel must comply with any applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chairman and chief executive officer, Konstantinos Konstantakopoulos, certain members of our senior management and our managers. Mr. Konstantakopoulos has substantial experience in the container shipping industry and has worked with us and our managers for many years. He, our managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Our arrangements with our chief executive officer restrict his ability to compete with us, and such restrictive covenants generally, may be unenforceable.

Konstantinos Konstantakopoulos, our chairman and chief executive officer, has entered into a restrictive covenant agreement with us on October 19, 2010, which is governed by English law, and under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels. English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that we have a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

We depend on our managers to operate our business, and if our managers fail to satisfactorily perform their management services, our results of operations, financial condition and ability to pay dividends may be harmed.

Pursuant to the group management agreement and the individual ship management agreements, our managers and their affiliates may provide us with certain of our officers and will provide us with, among other things, certain commercial, technical and administrative services. “See Item. 4 Information on the Company—Business Overview—Management of Our Fleet”. Our operational success will depend significantly upon our managers’ satisfactory performance of these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the group management agreement. If the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our managers.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers will depend largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm our ability to:

•	renew existing time charters upon their expiration;

•	obtain new time charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Our managers are privately held companies and there is little or no publicly available information about them.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not available. As a result, an investor in our stock might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our managers that has a material impact on us to the extent that we become aware of such information.

Our chairman and chief executive officer has affiliations with our managers which could create conflicts of interest between us and our managers.

The management agreement is between us and Costamare Shipping, which is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. While we believe that the terms of the management agreement are consistent with normal commercial practice of the industry, the agreement was not negotiated at arms-length by non-related parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our managers and will continue to be our chairman and chief executive officer and the owner of approximately 25.7% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our managers, on the other hand. These conflicts, which are addressed in the management agreement, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information of the Company—Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

CIEL and Shanghai Costamare, two of our managers, are not prohibited from providing management services to vessels owned by third parties.

CIEL and Shanghai Costamare, two of our managers, will not be prohibited from providing management services to vessels owned by third parties, including related parties. CIEL and Shanghai Costamare have only provided services to third parties in a limited number of cases in the past and currently only CIEL provides services to three third-party vessels (one vessel owned 51% by Konstantinos Konstantakopoulos and 49% by the family of the co-owner and chief executive officer of CIEL, and the other two vessels wholly owned by the family of the co-owner and chief executive officer of CIEL). If either CIEL or Shanghai Costamare engages in this activity in the future, it could give rise to conflicts of interest or adversely affect the ability of these companies to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

From January 2006 through December 2010, vessels in our fleet made a total of 120 calls to ports in Iran, Syria, Sudan and Cuba, representing approximately 0.61% of our 19,500 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law or a bankruptcy act, and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compare with stockholder rights under Delaware law, please read “Marshall Islands Company Considerations”.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation and all of our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Athens, Greece. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. Federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws. Please read “Enforceability of Civil Liabilities”.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

Risks Relating to our Common Stock

The price of our common stock may be volatile.

The price of our common stock may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the shipping industry;

•	changes in government regulations;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perception of us and the containership transportation industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common stock may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. Consequently, you may not be able to sell our common stock at prices equal to or greater than those at which you pay.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), have imposed various requirements on public companies, including changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement for an attestation of our independent auditors will first apply to us with respect to our annual report on Form 20-F for the year ended December 31, 2011. We are currently undertaking a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements when they become applicable to us.

We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, the Konstantakopoulos Family continues to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairman. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional shares of our common stock, subject to the rules of the NYSE, in the future, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our common stock may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

Our stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

Members of the Konstantakopoulos family are our principal existing stockholders and will control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own, directly or indirectly, approximately 77.9% of our outstanding common stock. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of these stockholders may be different from yours.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;

•	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—Tax Considerations—Marshall Islands Tax Considerations”, “Tax Considerations—Liberian Tax Considerations” and “Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders will face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently proposed in the United States Senate that would deny the preferential rate of Federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of Federal income tax discussed at “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date of this annual report, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows would be materially reduced.

A number of our subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

In June 2009, the Legislature, as well as the President, of the Republic of Liberia approved the Economic Stimulus Taxation Act of 2009 (the “ESTA”) which will amend the New Act to specifically exempt non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from taxation in Liberia. The ESTA, however, is not effective and will not become effective until it is officially published. To the best of our knowledge, such publication has yet to occur.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping in 1975. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly-skilled, experienced and loyal personnel. He founded the management companies CIEL and Shanghai Costamare in 2001 and 2005, respectively, and he founded the manning agency C-Man Maritime in 2006. Today, Konstantinos Konstantakopoulos remains focused on continuing to develop the scope and capabilities of our management companies and related manning agency. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange on November 4, 2010 under the ticker symbol “CMRE”. We maintain our offices at 60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece. Our telephone number at that address is +30-210-949-0050. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of March 1, 2011, we had a fleet of 53 containerships aggregating 275,728 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 46 vessels in the water, aggregating 225,117 TEU, (ii) five secondhand vessels aggregating 10,925 TEU that are scheduled to be delivered to us by the end of March 2011, (iii) five newbuild vessels aggregating 44,600 TEUs that are scheduled to be delivered to us between October 2012 and January 2014 and (iv) excluded three older vessels, aggregating 4,914 TEU, currently in the water and contracted to be sold. See “—Our Fleet, Acquisitions and Newbuilds”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our containerships operate primarily under multi-year time charters and therefore are not subject to the effect of seasonal variations in demand. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels of 99.3%, 99.9% and 99.7% in 2008, 2009 and 2010, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO. As of March 1, 2011, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 53 containerships (after giving effect to scheduled acquisitions and dispositions) was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ time charter. As of March 1, 2011, our fixed-term charters represented an aggregate of $2.6 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership.

Our company operates through a number of wholly-owned vessel-owning subsidiaries incorporated in the Republic of Liberia. Each of our vessels is managed by at least one of our three managers: Costamare Shipping, CIEL and Shanghai Costamare, all of which are controlled by our chairman and chief executive officer. We believe that having three management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Newbuilds

The tables below provide additional information, as of March 1, 2011, about our fleet of 53 containerships, including our contracted disposals, secondhand acquisitions and contracted newbuilding vessels. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400	(3)	May 2018	37,236

6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000		March 2012	44,000

7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	34,875	(4)	March 2018	28,575

11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	34,875	(5)	May 2018	31,968

12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	34,875	(6)	June 2018	28,648

13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	29,875	(7)	August 2018	26,250

14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	34,875	(8)	October 2018	28,711

15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	34,500	(9)	November 2019	33,220

16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	34,875	(10)	February 2020	33,385

17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	34,875	(11)	April 2020	33,428

18	ZIM NEW YORK	ZIM	2002	4,992	10 years	18,189	(12)	July 2012	31,429

19	ZIM SHANGHAI	ZIM	2002	4,992	10 years	18,189	(13)	August 2012	30,687

20	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	20,013	(14)	March 2014	24,787

21	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000	(15)	September 2016	31,180

22	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000	(15)	October 2016	31,165

23	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000	(15)	July 2016	31,200

24	MSC MANDRAKI	MSC	1988	4,828	2.8 years	22,200	(16)	August 2012	22,200

25	MSC MYKONOS	MSC	1988	4,828	3.2 years	22,200	(17)	September 2012	22,200

26	MSC ANTWERP	MSC	1993	3,883	3 years	20,000	(18)	April 2012	20,000

27	MSC WASHINGTON	MSC	1984	3,876	3.2 years	20,000	(19)	February 2013	18,335

28	MSC KYOTO	MSC	1981	3,876	3.1 years	20,000	(20)	June 2013	18,229

29	MSC AUSTRIA	MSC	1984	3,584	3.7 years	21,100	(21)	November 2012	19,259

30	KARMEN	HMM	1991	3,351	0.2 years	10,000		March 2011	10,000

31	RENA	N/A	1990	3,351	N/A	N/A		N/A	N/A

32	MARINA	N/A	1992	3,351	N/A	N/A		N/A	N/A

33	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000		August 2011	11,000

34	GARDEN(iii)	Evergreen Marine	1984	2,922	5 years	15,200		November 2012	15,200

35	GENIUS I(iii)	Evergreen Marine	1984	2,922	3.3 years	15,200		November 2012	15,200

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

36	GATHER(iii)	Evergreen Marine	1984	2,922	5 years	15,200		November 2012	15,200

37	GIFTED(iv)	Evergreen Marine	1984	2,922	2.4 years	15,700		December 2011	15,700

38	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000		September 2012	10,000

39	MSC PYLOS	MSC	1991	2,020	1 year	9,200		January 2012	9,200

40	MSC NAMIBIA(v)	MSC	1977	1,654	4.8 years	14,000	(22)	July 2012	12,985

41	MSC SUDAN(v)	MSC	1976	1,630	3 years	14,000		June 2011	14,000

42	MSC SIERRA(v)	MSC	1977	1,630	3.7 years	14,000	(23)	May 2012	13,019

43	MSC TUSCANY	MSC	1978	1,468	1.9 years	7,920		August 2012	7,920

44	MSC FADO	MSC	1978	1,181	2 years	7,400		May 2012	7,400

45	ZAGORA	I.Messina	1995	1,162	0.5 years	7,500		July 2011	7,500

46	HORIZON	OACL	1991	1,068	7.1 years	7,625		April 2012	7,625

Secondhand Vessels to be Delivered(vi)

	Vessel Name	Year Built	Capacity (TEU)	Latest Delivery Date from Sellers

1	Zim Israel	1992	3,351	21 March 2011

2	Forever Prosperity	1996	1,504	25 March 2011

3	Maersk Maine(v)	1992	2,024	31 March 2011

4	Maersk Maryland(v)	1991	2,023	31 March 2011

5	Maersk Vermont(v)	1991	2,023	31 March 2011

Vessels under Construction

	Vessel Name	Charterer	Expected Delivery	Approximate Capacity (TEU)	Time Charter Term	Earliest Expiration of Charter

1	Hull S4010	MSC	4th Quarter 2012	9,000	10 years	4th Quarter 2022

2	Hull S4011	MSC	4th Quarter 2012	9,000	10 years	4th Quarter 2022

3	H1068A	MSC	November 2013	9,000	10 years	October 2023

4	H1069A	MSC	December 2013	9,000	10 years	November 2023

5	H1070A	MSC	January 2014	9,000	10 years	December 2023

(1)	Charter terms and expiration dates are based on the earliest possible expiration date.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between March 1, 2011 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate escalates on August 31, 2011 to $37,596 per day until the earliest redelivery date.

(4)	This charter rate changes on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on June 1, 2011 to $42,679 per day, on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(6)	This charter rate changes on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(7)	This charter rate changes on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(8)	This charter rate changes on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(9)	This charter rate changes on June 1, 2011 to $42,990 per day, on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(10)	This charter rate changes on June 1, 2011 to $42,961 per day, on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(11)	This charter rate changes on June 1, 2011 to $42,918 per day, on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(12)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(13)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a lump sum payment at the earliest redelivery of approximately $6.9 million.

(14)

This charter rate changes on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(15)	This charter rate changes on January 1, 2012 to $30,500 per day until the earliest redelivery.

(16)

This charter rate is applicable until November 2, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on November 2, 2011.

(17)

This charter rate is applicable until July 14, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on July 14, 2011.

(18)

This charter rate is applicable until May 15, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on May 15, 2011.

(19)	This charter rate changes on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(20)	This charter rate changes on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(21)	This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date.

(22)	This charter rate changes on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(23)	This charter rate changes on December 20, 2011 to $11,250 per day until the earliest redelivery date.

(i)	Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)	Charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)	Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(iv)	Charterers have a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day.

(v)

We have agreed to sell MSC Namibia, MSC Sudan and MSC Sierra, and they are expected to be delivered to their Buyers by May 31, 2011. Maersk Maine, Maersk Maryland and Maersk Vermont will substitute the vessels MSC Namibia, MSC Sudan and MSC Sierra in their charters.

(vi)	Each of the secondhand vessels will be renamed upon delivery.

Chartering of Our Fleet

We deploy our containership fleet principally under multi-year time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of March 1, 2011, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 53 containerships (after giving effect to scheduled acquisitions and dispositions) was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years. Under our time charters the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, dry-docking and intermediate and special surveys.

Our Customers

Since 2006, our customers have included over 10 of the leading international companies, including A.P. Moller-Maersk, COSCO, Evergreen Marine, Hapag Lloyd, HMM, MSC, OACL and ZIM. A.P. Moller-Maersk, MSC and COSCO together represented 71%, 74% and 75% of our revenue in 2008, 2009 and 2010, respectively.

Management of Our Fleet

Costamare Shipping provides us with general administrative services, certain commercial services, director and officer (“D&O”) related insurance services and the services of our executive officers pursuant to a management agreement (the “Group Management Agreement”) between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare and CIEL, provides our fleet with technical, crewing, commercial, provisions, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship- management agreements between each of our containership-owning subsidiaries and Costamare Shipping, and in respect of certain of our containerships, also CIEL. In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Our three managers control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. Under the Group Management Agreement, Costamare Shipping may subcontract certain of its obligations, or direct that CIEL or Shanghai Costamare enter into a direct ship-management contract with the relevant containership owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. We believe that having three management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to grow and establish meaningful relationships with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers.

All three managers are controlled by our chairman and chief executive officer. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping, CIEL and Shanghai Costamare. Our managers report to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors. Under the Group Management Agreement, the Company is responsible for the cost of the compensation and benefits for our executive officers. We could request that Costamare Shipping provide the services of additional officers or employees pursuant to the Group Management Agreement, in which case we would be responsible for the cost of their compensation and benefits.

Costamare Shipping, which was established in 1975, is a ship management company which was owned by Vasileios Konstantakopoulos until June 2010, at which point ownership was transferred to our chairman and chief executive officer. Costamare Shipping has 28 years of experience in managing containerships of all sizes, developing specifications for newbuilds and supervising the construction of such newbuilds in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Costamare Shipping provides commercial services and insurance services to all our containerships. Costamare Shipping also provides, either directly or through Shanghai Costamare, technical, crewing, provisions, bunkering, sale and purchase and accounting services to our containerships (other than certain containerships, for which CIEL provides these services, as described below). All of these services are provided by Costamare Shipping pursuant to separate ship-management agreements between Costamare Shipping and each of our containership-owning subsidiaries.

CIEL, which was established in February 2001, is a ship management company owned 50.2% by our chairman and chief executive officer, and 49.8% by Dimitrios Lemonidis, its chief executive officer. CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEUs. As of March 1, 2011, CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 13 of our containerships below 3,500 TEU that fly the Liberian and Maltese flags and full management services to Reunion—a 1983-built, 1,348 TEU containership owned 51% by our chairman and chief executive officer and 49% by the family of Dimitrios Lemonidis, which is not part of our current fleet of containerships. CIEL also provides full management services to Cougar—a 1992-built, 1,308 TEU containership and to Jaguar—a 1996 built 1,122 TEU containership, both of which are wholly owned by the family of Dimitrios Lemonidis. The management services performed by CIEL in respect of our Liberian and Maltese flagged containerships are provided in exchange for a fixed daily fee, pursuant to separate ship-management agreements signed between each relevant containership owning subsidiary and CIEL. In the past, CIEL has managed vessels flying a number of flags other than Liberia, including Hong Kong, Malta, Panama, the Bahamas and Gibraltar, and has provided management services to containerships owned by third parties, namely three containerships operated by MSC, two containerships operated by A.P. Moller-Maersk and two containerships operated by MPC Munchmeyer Peterson Steamship GmbH & Co KG, an affiliate of a major German KG house, MPC Capital AG.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing dedicated on-shore support and manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers to our fleet based in these regions. As of March 1, 2011, Shanghai Costamare provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to our eight containerships flying the Hong Kong flag. These containerships are exclusively manned by Chinese crews, which means that the Chinese on-shore personnel of Shanghai Costamare can communicate and provide integrated services and support to these containerships in the most efficient manner. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate management agreements between Costamare Shipping and Shanghai Costamare.

As of March 1, 2011,

•

Costamare Shipping provided commercial and insurance services to all of our containerships as well as technical, crewing, provisions, bunkering, sale and purchase and accounting services to our 25 containerships flying the Greek flag;

•	CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services to 13 of our containerships flying the Liberian and Maltese flag; and

•	Shanghai Costamare provided technical, crewing, provisions, bunkering, sale and purchase and accounting services to the remaining eight containerships of our fleet flying the Hong Kong flag.

Our managers are well-regarded in the industry and have used innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our three managers, with Costamare Shipping obtaining such certification in 1998, three years ahead of the deadline set by the IMO. All three managers and our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2004, Costamare Shipping received the Lloyd’s List Dry Cargo Company of the Year Award. As of March 1, 2011, except for CIEL’s management of Reunion, Cougar and Jaguar, our managers did not manage containerships other than those owned by us.

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without our prior written approval. The Group Management Agreement does not prohibit CIEL or Shanghai Costamare from providing services to third parties. In the past, CIEL and Shanghai Costamare have only provided services to third parties on a limited basis and there is no current plan to change that practice.

Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, during the period of his employment or service with the Company and for six months thereafter, he has agreed to restrictions on his ownership of any containerships or the acquisition, investment in or control of any business involved in the ownership or operation of containerships, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containerships will receive such charter. “See Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

Costamare Shipping receives a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officer’s compensation or benefits) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare, under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties, including specialist providers, in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. Pursuant to the terms of our Group Management Agreement and separate ship management agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the Group Management Agreement and separate ship management agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies, including a number of our competitors who have been financed by the German KG system, which was based on tax benefits provided to private investors.

Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, but since the 1990s there has been an increasing trend for the liner companies to charter-in a larger proportion of the capacity that they operate as a way of retaining some degree of flexibility with regard to capital spending levels over time given the significant costs associated with purchasing vessels.

We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of a large fleet of containerships with varying TEU capacities has enhanced our relationship with our principal charterers by enabling them to serve the East-West, North-South and Intra-regional trade routes efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our charterers. In the past decade, we have had successful chartering relationships with the majority of the top 20 liner companies by TEU capacity.

In the past, we have been able to address the periodic scarcity of secondhand containerships available for acquisition in the open market though the acquisition of containerships mainly from our liner company customers in privately negotiated sales. In connection with these acquisitions we then typically charter back the vessels to these customers. We believe we have been able to pursue these privately negotiated acquisitions because of our long-standing customer relations, which we do not believe new entrants have.

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. In each case their services are provided under our management agreement with Costamare Shipping. As of December 31, 2010, approximately 2,100 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, CIEL and Shanghai Costamare, our managers, each employed approximately 90, 40 and 30 people, respectively, all of whom were shore-based. In addition, our managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C-Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained (exclusive of cargo- specific documentation, for which charterers or shippers are responsible). Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship-owners and operators trading in the United States market.

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of containerships to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects and actual or constructive total loss in accordance with the Swedish Hull conditions. Each of our containerships is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited number of off-hire days.

Protection and Indemnity Insurance—Pollution Coverage

Protection and indemnity insurance is usually provided by a protection and indemnity association (the “P&I association”) and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance is provided by a P&I association, which is a member of the International Group of P&I Clubs (“International Group”). The 14 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance coverage is currently subject to a limit of about $5 billion per vessel per incident except that for pollution the limit is set at $1 billion per vessel per incident, and for war risks the limit is set at $500 million per vessel per incident.

As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-

year cycle. At a ship-owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2011	2012	2013	2014	2015
Number of vessels	7	7	10	10	14
Number of vessels to be dry-docked that are more than 30 years old (included in above figure)	—	1	2	3	2

(1)	Excludes the three vessels (MSC Nambia, MSC Sierra and MSC Sudan) we have agreed to sell and the five newbuilding vessels that we have agreed acquire.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the International Maritime Organization (“IMO”), including the International Convention for Prevention of Pollution from Ships (“MARPOL”) and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our managers and our vessels are certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards.

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of MARPOL regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, the Marine Environment Protection Committee (the “MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards that entered into force on July 1, 2010. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in the coastal areas designated as Emission Control Areas, the Baltic Sea, North Sea and United States and Canadian coastal areas. All our existing containerships are generally compliant with current Annex VI requirements, except that for those built before 2000, we may incur costs to install control equipment on their engines to comply with nitrogen oxide emission requirements.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. The Bunker Convention became effective on November 21, 2008. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 31, 2010, the BWM Convention had been adopted by 27 states, representing 25.3% of the world’s tonnage.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires vessel owners, bareboat charterers and management companies to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Our managers and each of our containerships is ISM Code-certified.

United States Requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $1,000 per gross ton or $854,400 per incident for non-tank vessels and established a procedure for adjusting limits every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig (which was owned and operated by third parties not affiliated with us), bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including non-tank vessels.

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of vessel coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We will maintain, for each of our containerships, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our containerships will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our containerships has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. We have obtained coverage under the VGP for all of our containerships that operate in U.S. waters. We do not believe that any costs associated with meeting the requirements under the VGP will be material.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is proposing new ballast water management standards and practices that could ultimately lead to the establishment of maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from model year 2004 and later large marine diesel engines. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The EPA is also considering a petition from a number of environmental groups that requests the EPA to impose more stringent emissions limits on foreign-flagged vessels operating in U.S. waters. Several states regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. Although California’s adoption of emission limits for auxiliary diesel engines of ocean-going vessels operating within 24 miles of the California coast was struck down by the Ninth Circuit Court of Appeals in May 2008, the state has requested the EPA to grant it a waiver under the CAA to enforce the invalidated emission standards. Effective July 1, 2009, California also adopted fuel content regulations that apply to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter to California ports, terminal facilities or estuarine waters. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our containerships would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our containerships and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.

Climate Control Initiatives

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Although the Kyoto Protocol requires adopting countries to implement programs to reduce emissions of greenhouse gases, emissions from international shipping are not subject to the Kyoto Protocol. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives that include restrictions on shipping emissions in the future, however. For example, the U.S. Congress is considering climate change legislation, and the EPA is separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The European Union intends to expand its emissions trading scheme to vessels and MEPC is developing technical and operational measures to limit emissions of greenhouse gases from international shipping for consideration by IMO in fall 2010. Any passage of climate control legislation or adoption of regulatory initiatives could require us to incur significant expenditures or otherwise limit our operations.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our containerships.

C. Organizational Structure

As of March 1, 2011, Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands with 74 subsidiaries all of which are incorporated in Liberia. Of our Liberian subsidiaries, 56 either own vessels in our fleet or are parties to contracts to obtain newbuild or secondhand vessels. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of January 1, 2011 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 60 Zephyrou Street & Syngrou Avenue, 17564, Athens, Greece, that is provided to us as part of the services we receive under our management agreement. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” and “Item 3. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of March 1, 2011, we had a fleet of 53 containerships aggregating 275,728 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 46 vessels in the water, aggregating 225,117 TEU, (ii) five secondhand vessels aggregating 10,925 TEU that are scheduled to be delivered to us by the end of March, (iii) five newbuild vessels aggregating 44,600 TEUs that are scheduled to be delivered to us between October 2012 and January 2014 and (iv) excluded three older vessels, aggregating 4,914 TEU, currently in the water and contracted to be sold. See “Item 4. Information on the Company—Business Overview—Our Fleet, Acquisitions and Newbuilds”.

We principally deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Time-chartered containerships are generally employed on multi-year charters to liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

As of March 1, 2010, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 53 containerships (after giving effect to scheduled acquisitions and newbuilds) was 5.6 years, based on the remaining fixed terms and assuming the earliest redelivery dates possible under our containerships’ charters. As of December 31, 2010, our fixed-term charters represented an aggregate of $1.9 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership. See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2010” in “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Voyage Revenue”. As of March 1, 2011, our fixed-term charters represented an aggregate of $2.6 billion of contracted revenue, assuming the earliest redelivery dates possible under our containerships’ charters and 365 revenue days per annum per containership.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2010. Except as indicated in the footnotes, it does not reflect events occurring after that date. In particular it does not reflect our contracts to acquire secondhand and newbuild vessels or any charter contract we entered into after that date. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—Business Overview—Our Fleet and Newbuilds”.

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

No. of Vessels whose Charters Expire	5	16	2	1	—	3	3	10	1	2

TEUs of Expiring Charters	14,406	54,038	7,752	4,992	—	14,670	24,275	78,519	6,644	13,288

Contracted Days	14,736	11,496	7,511	7,004	6,935	6,602	5,805	2,312	1,048	162

Available Days	772	3,126	6,146	6,501	4,380	4,744	5,510	8,273	8,807	9,720

Contracted/Total Days(1)	95.0%	78.6%	55.0%	51.9%	61.3%	58.2%	51.3%	21.8%	10.6%	1.6%

(1)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with eight different charterers. For the three years ended December 31, 2010, our three largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO; together these three customers represented 71%, 74% and 75% of our revenue in 2008, 2009 and 2010, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 33 vessels over the past 3 years, and we plan to dry-dock seven vessels in 2011 and seven vessels in 2012. Information about our fleet dry-docking schedule through 2015 is set forth in a table in “Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies—Dry-docking”.

Our Manager

The operations of our fleet of containerships are managed by Costamare Shipping, CIEL and Shanghai Costamare, our managers, under the supervision of our chairman and chief executive officer and our chief financial officer, in conjunction with our board of directors. Costamare Shipping receives a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, director and officer related insurance services and the services of our officers (but not for payment of such officer’s compensation) and for providing the relevant containership owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct ship-management agreement with the relevant containership owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the group management agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the group management agreement with Costamare Shipping expires on December 31, 2015. The group management agreement automatically renews for a one-year period and will be extended in one-year increments until December 31, 2020, at which point the group management agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the group management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the group management agreement is set forth in “Our Managers and Management-Related Agreements—Term and Termination Rights”.

Pursuant to the terms of our group management agreement and separate ship-management agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the group management agreement and separate ship-management agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

2008 Reorganization

Costamare Inc. was incorporated on April 21, 2008 for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. Under the Master Sales Agreement (the “MSA”) relating to the reorganization, the Konstantakopoulos family agreed to sell shares or vessels of each of the predecessor companies to the Company or to newly formed subsidiaries of the Company. As a result, subsidiaries of the Company acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities, and the Company acquired the shares of each of 25 predecessor companies. In return, the Company made distributions to the shareholders of the predecessor companies totaling $400.0 million ($269.0 million of which was paid as of December 31, 2008 and $131.0 million during the period from January 1, 2009 to April 23, 2009). In addition the Company agreed to assume certain guarantees of Costamare Shipping. For more detail please refer to Note 1 of our consolidated financial statements included in this annual report.

As members of the Konstantakopoulos family are the sole shareholders of Costamare Inc., and previously owned 100% of the predecessor companies, there was no change in ownership or control of the business, and therefore the transaction constituted a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. For more details please refer to Note 1 of our consolidated financial statements included in this annual report.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 53 vessels as of March 1, 2011 (after giving effect to scheduled acquisitions and dispositions).

•

Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services. Although our multi-year charters make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. As illustrated in the table above under “—Overview”, the staggered maturities of our containership charters reduce our exposure to any one particular rate environment and point in the shipping cycle. Over the past two years the Company has been proactive in working with its charterers to make adjustments to time charters that address the needs of both parties. See “—Voyage Revenue”.

•

Utilization of Our Fleet. Due to the multi-year time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2008, 2009 and 2010 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.3%, 99.9% and 99.7%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

•

Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts covering our Euro-denominated operating expenses.

Voyage Revenue

Our operating revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charters and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market.

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

After rising during 2007 and the first half of 2008, charter rates for containerships fell dramatically to 10-year lows during the second half of 2008 and 2009. While rates improved in 2010, they have not recovered to rate levels similar to those seen in late 2005. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

Over the past two years, the Company has been proactive in working with its charterers to make adjustments to time charters that address the needs of both parties. In total, we have agreed to charter rate re-arrangements for 28 out of our current fleet of 53 vessels (after giving effect to scheduled acquisitions and dispositions). The charter rate re-arrangements entail rate reductions ranging from $2,125 to $5,655 per day for periods of approximately one year to nine years, combined with, among other things, subsequent rate increases ranging from $780 to $8,490 per day for periods of approximately one to 6.5 years, to ensure that the aggregate payment amount over the entire charter term is not materially reduced. Additionally, pursuant to the straight-line method used for the recognition of charter revenues, the amounts recognized as charter revenues during 2009 and 2010 have not been materially reduced. We have also agreed to four-year extensions of the time charters with A.P. Moller-Maersk for eight of our containerships and re-chartered the Hyundai Navarino (formerly named MSC Navarino). Both the four-year charter extensions and the re-chartering of the Hyundai Navarino have increased our contracted revenues. All of these agreements are reflected in the fleet table under “Information on the Company Our Fleet”.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2010. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2010

	On and After January 1,
	2011	2012	2013	2014	2015 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$345,279	$292,834	$239,777	$229,776	$751,993	$1,859,659
Fleet Contracted Days(2)	14,736	11,946	7,511	7,004	22,864	63,611
Percentage of fleet contracted days/Total days(2)	95.0%	78.6%	55.0%	51.9%	35.6%	52.3%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters, and (c) no exercise of any option to extend the terms of those charters.

(2)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2009 and 2010, brokerage and address commissions represented 46% and 49% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2010, approximately 37% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Management Fees

Historically, while we were a privately owned company, we paid our managers—Costamare Shipping, CIEL and Shanghai Costamare (through payments to Costamare Shipping)—a daily management fee of $700 per vessel for their services. With effect from the consummation of our initial public offering on November 4, 2010, we pay to our managers a daily management fee of $850 per vessel for their services. The total management fees paid by us to our managers during the years ended December 31, 2008, 2009 and 2010 amounted to $13.5 million, $12.2 million and $11.3 million, respectively.

Our current group management agreement, as described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement”, went into effect upon the consummation of our initial public offering. If this agreement had been in effect since January 1, 2010, we estimate that the aggregate amount of additional payments to the manager would have been approximately $2.0 million higher, and net income would have been $2.0 million lower in 2010, than the amount recorded with respect to our existing management agreement.

Amortization of Dry-docking and Special Survey Costs

We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. For years prior to January 1, 2007, we estimated this to be 25 years. As of January 1, 2007, we determined the estimated useful lives of our containerships to be 30 years from their initial delivery from the shipyard. This change was made to reflect our experience, market conditions and the current practice in the containership industry. Depreciation is based on cost, less the estimated scrap value of the vessels. As of December 31, 2010, six of our vessels, aggregating 11,439 TEU, were fully depreciated.

Gain on Sale of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2008, 2009 and 2010 we sold one, ten and four vessels, respectively.

Foreign Exchange Gains / (Losses)

Our functional currency is the U.S. dollar because our vessels operate in international shipping markets, and therefore transact business mainly in U.S. dollars. Our books of accounts are maintained in U.S. dollars. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. The gain or loss derives from the different foreign currency exchange rates between the time that a cost is recorded in our books and the time that the cost is paid. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected as foreign exchange gains / (losses) in our consolidated statement of income.

Other Income / (Expenses)

Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated income statement. Such expenses may, for instance, result from various potential claims against our company, or from payments we are effecting on behalf of charterers that cannot meet their obligations.

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. We also incur financing and legal costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “Liquidity and Capital Resources—Credit Facilities”.

Other

Other primarily represents vessels’ hull and machinery and vessels’ guarantee claims recoveries and gains resulting from “free lubricants” agreements that we have entered into for our vessels with lubricant suppliers. Free lubricants agreements with lubricant suppliers provide for the initial supply of lubricants at no charge to us upon the acquisition of a vessel. Following the initial supply at no charge, we are obliged under these agreements to purchase required lubricants for the vessel from the relevant supplier for a contracted period of time. If we terminate such an agreement before it expires we have to pay the supplier for the initial lubricant fill cost. We amortize the initial lubricant fill benefit through the term of the agreement.

Gains (Loss) on Derivative Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. As at December 31, 2010, we were engaged in 11 interest rate derivative instruments in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings and at this date 10 out of 11 of these agreements met hedge accounting criteria and the effective portion in change in their fair value is recognized in “Other Comprehensive Loss” in stockholders’ equity on our balance sheet. We recognize in our statement of income the change in fair value of the one interest rate swap that does not meet hedge accounting criteria. For a description of our existing interest rate swaps, please read “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

Results of Operations

Year Ended December 31, 2010 compared year ended December 31, 2009

During the year ended December 31, 2010, we had an average of 42.4 vessels in our fleet, compared to an average of 47.3 vessels in our fleet during 2009. In 2010, we acquired the newbuild vessel MSC Navarino (renamed Hyundai Navarino in January 2011) and the secondhand vessels Karmen and Rena with an aggregate TEU capacity of 15,233, and we sold four vessels with an aggregate TEU capacity of 10,766. In 2009, we acquired the vessels Gifted and Genius with an aggregate TEU capacity of 5,844, and we sold 10 vessels with an aggregate TEU capacity of 18,333. In 2009 and 2010, we had a total of 17,279 and 15,488 fleet operating days, respectively. Operating days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2009	2010
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$399.9	$353.2	$(46.7)	(11.7%)
Voyage expenses	(3.1)	(2.1)	(1.0)	(32.3%)
Voyage expenses—related parties	—	(0.4)	0.4	—
Vessels operating expenses	(114.6)	(102.8)	(11.8)	(10.3%)
General and administrative expenses	(1.7)	(1.2)	(0.5)	(29.4%)
Management fees—related parties	(12.2)	(11.3)	(0.9)	(7.4%)
Amortization of dry-docking and special survey costs	(8.0)	(8.5)	0.5	6.3%
Depreciation	(71.1)	(70.9)	(0.2)	(0.3%)
Gain on sale of vessels	2.9	9.6	6.7	231.0%
Charter agreement early termination fee	—	(9.5)	9.5	—
Foreign exchange gains / (losses)	(0.5)	(0.3)	(0.2)	(40.0%)
Interest income	2.6	1.5	(1.1)	(42.3%)
Interest and finance costs	(86.8)	(71.9)	(14.9)	(17.2%)
Other	3.9	0.3	(3.6)	(92.3%)
Gain (loss) on derivative instruments	5.6	(4.5)	(10.1)	(180.4%)

Net Income	$116.9	$81.2	$(35.7)	(30.5%)

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2009	2010
Average number of vessels	47.3	42.4	(4.9)	(10.4%)
Operating days	17,279	15,488	(1,791)	(10.4%)
Number of vessels dry-docked	6	12	6	—

Voyage Revenue

Voyage revenue decreased by 11.7%, or $46.7 million, to $353.2 million during the year ended December 31, 2010, from $399.9 million during the year ended December 31, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the year; resulting from the lower average number of vessels in our fleet during the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was also attributable to the time charter period extension for eight of our vessels for a four-year period commencing the earliest from 2014 at rates on average lower than the existing charter rates.

Voyage Expenses

Voyage expenses decreased by 32.3%, or $1.0 million, to $2.1 million during the year ended December 31, 2010 from $3.1 million during the year ended December 31, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet for the year ended December 31, 2010, resulting from the lower average number of vessels in our fleet during the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was also attributable to decreased commissions charged by third parties as well as to lower fuel consumption during off-hire days.

Voyage Expenses—related parties

Voyage expenses—related parties in the amount of $0.4 million represent management fees charged to us by Costamare Shipping Company S.A. as provided under our management agreement. Voyage Expenses—related parties represent a 0.75% charge on our voyage revenues for the period from November 4, 2010 (Initial Public Offering completion) up to December 31, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under our forward transactions we entered into to hedge our Euro/USD exposure, decreased by 10.3%, or $11.8 million, to $102.8 million during the year ended December 31, 2010, from $114.6 million during the year ended December 31, 2009. Vessels’ operating expenses, excluding the effect of the realized gain (loss) under our forward transactions, decreased by 15.5%, or $18.5 million, to $101.0 million during the year ended December 31, 2010, from $119.5 million during the year ended December 31, 2009. The decrease was mainly attributable to the decreased fleet operating days during the year ended December 31, 2010 compared to the year ended December 31, 2009.

General and Administrative Expenses

General and administrative expenses decreased by 29.4%, or $0.5 million, to $1.2 million during the year ended December 31, 2010, from $1.7 million during the year ended December 31, 2009. The decrease in the year ended December 31, 2010, was mainly attributable to the decrease in legal, accounting and advisory fees charged to us. In the year ended December 31, 2009, Shanghai Costamare Ship Management Co. Ltd. charged us the amount of $0.5 million for market analysis and research services. There was not such charge for the year ended December 31, 2010.

Management Fees—related parties

Management fees paid to our managers decreased by 7.4%, or $0.9 million, to $11.3 million during the year ended December 31, 2010, from $12.2 million during the year ended December 31,

2009. The decrease was attributable to the decrease in operating days of our fleet for the year ended December 31, 2010, resulting from the lower average number of vessels in our fleet in the year ended December 31, 2010, compared to the year ended December 31, 2009, partly offset by the new daily management fee we pay to our managers since the completion of our Initial Public Offering on November 4, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by 6.3%, or $0.5 million, to $8.5 million during the year ended December 31, 2010, from $8.0 million during the year ended December 31, 2009. During the year ended December 31, 2009 and 2010, six vessels and 12 vessels, respectively, underwent their special survey. The increase is attributable to the amortization expense charged for 12 vessels that were dry-docked during the year ended December 31, 2010, partly offset by the amortization expense not charged relating to the vessels sold during the year as their unamortized dry-docking balance at the date they were sold, was written-off and was included in the sale result.

Depreciation

Depreciation expense decreased by 0.3%, or $0.2 million, to $70.9 million during the year ended December 31, 2010, from $71.1 million during the year ended December 31, 2009. The decrease was attributable to the sale of 10 vessels and four vessels during the years ended December 31, 2009 and December 31, 2010, respectively, partly offset by the depreciation expense charged for two vessels and three vessels acquired during the years ended December 31, 2009 and December 31, 2010, respectively. Seven out of 10 vessels and three out of four vessels sold in 2009 and 2010, respectively, were fully depreciated as of the dates they were sold.

Gain on Sale of Vessels

In the year ended December 31, 2010, we recorded a gain of $9.6 million from the sale of four vessels, while in the year ended December 31, 2009, we recorded a net gain of $2.9 million from the sale of 10 vessels.

Charter agreement early termination fee

The charter agreement early termination fee of $9.5 million represents a one-time payment made to charterer MSC in December 2010, compensating MSC for the early termination of the time charter of MSC Navarino (renamed Hyundai Navarino in January 2011). The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under the MSC time charter.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.3 million during the year ended December 31, 2010, compared to losses of $0.5 million during the year ended December 31, 2009, representing a change of $0.2 million resulting from favorable currency exchange movements between the U.S. dollar and the Euro.

Interest Income

In the year ended December 31, 2010, interest income decreased by 42.3%, or $1.1 million, to $1.5 million, from $2.6 million during the year ended December 31, 2009. The change in interest income was mainly due to the decreased average cash balance held by us during the year ended December 31, 2010, compared to the year ended December 31, 2009.

Interest and Finance Costs

Interest and finance costs decreased by 17.2%, or $14.9 million, to $71.9 million during the year ended December 31, 2010, from $86.8 million during the year ended December 31, 2009. The decrease was mainly attributable to lower average debt balance during the year ended December 31, 2010, compared to year ended December 31, 2009. The interest expense decreased to $19.5 million during the year ended December 31, 2010, from $47.5 million during the year ended December 31, 2009, due to decreased base rates. The costs relating to our interest rate swap agreements increased to $51.8 million during the year ended December 31, 2010, from $34.6 million during the year ended December 31, 2009, due to the increased difference between market rates and fixed rates.

Other

Other decreased to $0.3 million during the year ended December 31, 2010, from $3.9 million during the year ended December 31, 2009. The decrease was primarily attributable to the decreased income resulting from our vessels’ hull and machinery as well as guarantee claims recoveries.

Gain (Loss) on Derivative Instruments

The fair value of our 11 derivative instruments which were outstanding, as of December 31, 2010, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2010, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $107.9 million. Ten of the 11 interest rate derivative instruments that were outstanding, as at December 31, 2010, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity. For the year ended December 31, 2010, a loss of $21.9 million has been included in “Other comprehensive loss” in stockholders’ equity and a loss of $4.9 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the year ended December 31, 2010.

Year Ended December 31, 2009 compared year ended December 31, 2008

During the year ended December 31, 2009, we had an average of 47.3 vessels in our fleet. During the year ended December 31, 2008, we had an average of 52.8 vessels in our fleet. In 2009, we acquired the vessels Gifted and Genius with an aggregate TEU capacity of 5,844, and we sold 10 vessels with an aggregate TEU capacity of 18,333. During 2008, we acquired the vessels Gem and Maersk Kokura with an aggregate TEU capacity of 10,325, and we sold one vessel with a TEU capacity of 978. During 2009 our fleet operating days totaled 17,279 days. During 2008 our fleet operating days totaled 19,316 days. Operating days are the primary driver of voyage revenue and vessels operating expenses.

	Year ended December 31,		Change	Percentage Change
	2008	2009
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$426.3	$399.9	$(26.4)	(6.2%)
Voyage expenses	(3.7)	(3.1)	(0.6)	(16.2%)
Vessels operating expenses	(148.4)	(114.6)	(33.8)	(22.8%)
General and administrative expenses	(2.6)	(1.7)	(0.9)	(34.6%)
Management fees	(13.5)	(12.2)	(1.3)	(9.6%)
Amortization of dry-docking and special survey costs	(6.7)	(8.0)	1.3	19.4%
Depreciation	(72.3)	(71.1)	(1.2)	(1.7%)
Gain on sale of vessels	0.1	2.9	2.8	—
Foreign exchange gains / (losses)	0.2	(0.5)	(0.7)	(350.0%)
Interest income	5.6	2.6	(3.0)	(53.6%)
Interest and finance costs	(68.4)	(86.8)	18.4	26.9%
Other	0.1	3.9	3.8	—
Gain (loss) on derivative instruments	(17.0)	5.6	22.6	132.9%

Net Income	$99.7	$116.9	$17.2	17.3%

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2008	2009
Average number of vessels	52.8	47.3	(5.5)	(10.4%)
Operating days	19,316	17,279	(2,037)	(10.5%)
Number of vessels dry-docked	15	6	(9)	—

Voyage Revenue

Voyage revenue decreased by 6.2%, or $26.4 million, to $399.9 million during the year ended December 31, 2009, from $426.3 million during the year ended December 31, 2008. The decrease was primarily attributable to the decrease in operating days of our fleet for the year, resulting from the lower average number of vessels in our fleet in 2009 compared to 2008.

Voyage Expenses

Voyage expenses decreased by 16.2%, or $0.6 million, to $3.1 million during the year ended December 31, 2009, from $3.7 million during the year ended December 31, 2008. The decrease was primarily attributable to the decrease in operating days of our fleet for the year, resulting from the lower average number of vessels in our fleet in 2009 compared to 2008. Furthermore, the decrease is attributable to off-hire related lower port and fuel consumption expenses as well as to decreased commissions charged by third parties. The main reason for the decrease in off-hire related expenses in 2009 is the decreased fleet off-hire days in 2009 compared to 2008, resulting from six of our vessels being dry-docked in 2009 compared to 15 vessels in 2008.

Vessels’ Operating Expenses

Vessels’ operating expenses decreased by 22.8%, or $33.8 million, to $114.6 million during the year ended December 31, 2009, from $148.4 million during the year ended December 31, 2008. The decrease was mainly attributable to decreased fleet operating days for the year, resulting from the sale of 10 vessels in 2009.

General and Administrative Expenses

General and administrative expenses decreased by 34.6%, or $0.9 million, to $1.7 million during the year ended December 31, 2009, from $2.6 million during the year ended December 31, 2008. The decrease in 2009 is mainly attributable to the increase in legal, accounting and advisory fees charged to us for the corporate structure reorganization process we underwent in 2008.

Management Fees

Management fees paid to our managers decreased by 9.6%, or $1.3 million, to $12.2 million during the year ended December 31, 2009, from $13.5 million during the year ended December 31, 2008. The decrease was attributable to the decrease in operating days of our fleet for the year, resulting from the lower average number of vessels in our fleet in 2009 compared to 2008.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs expense increased by 19.4%, or $1.3 million, to $8.0 million in 2009, from $6.7 million in 2008. The increase is attributable to the amortization expense charged for the six of our vessels that were dry-docked in 2009 and to the amortization expense charged for the whole year for 15 of our vessels that were dry-docked in 2008.

Depreciation

Depreciation expense decreased by 1.7%, or $1.2 million, to $71.1 million during the year ended December 31, 2009, from $72.3 million during the year ended December 31, 2008. The decrease is attributable to the sale of 10 of our vessels in 2009. Seven of the 10 vessels sold in 2009 were fully depreciated as of the dates they were sold.

Gain on Sale of Vessels

In 2009, we recorded a gain of $2.9 million from the sale of 10 vessels, while in 2008 we recorded a gain of $0.1 million from the sale of one vessel.

Foreign Exchange Gains / (Losses)

Foreign exchange losses were $0.5 million during the year ended December 31, 2009, compared to gains of $0.2 million during the year ended December 31, 2008, representing a change of $0.7 million resulting primarily from more unfavorable currency translation between the U.S. dollar and the Euro.

Interest Income

During the year ended December 31, 2009, interest income decreased by 53.6%, or $3.0 million, to $2.6 million, from $5.6 million during the year ended December 31, 2008. The change in interest income is mainly due to the aggregate gain of $2.1 million that we recorded in 2008, which resulted from the termination of two interest rate swap agreements we had entered into in 2008.

Interest and Finance Costs

Interest and finance costs increased by 26.9%, or $18.4 million, to $86.8 million during the year ended December 31, 2009, from $68.4 million during the year ended December 31, 2008. The interest expense decreased to $47.5 million during the year ended December 31, 2009, from $60.9 million during the year ended December 31, 2008, due to the decreased base rates. The costs relating to our interest rate swap agreements increased to $34.6 million during the year ended December 31, 2009, from $2.8 million during the year ended December 31, 2008. The change in interest and finance costs was primarily due to the increased indebtedness during the year.

Other

Other increased to $3.9 million during the year ended December 31, 2009, from $0.1 million during the year ended December 31, 2008. The increase is primarily attributable to the increased income resulting from our vessels’ hull and machinery as well as guarantee claims recoveries.

Gain (Loss) on Derivative Instruments

The fair value of the 11 derivative instruments that were outstanding as at December 31, 2009, equates to the amount that would be paid by us should those instruments be terminated. As at December 31, 2009, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $81.2 million. On December 31, 2008, 12 interest rate derivative instruments that were outstanding and their fair value amounted to a liability of $132.3 million. Ten of the 11 interest rate derivative instruments that were outstanding, as at December 31, 2009, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity. For the year ended December 31, 2009, a gain of $42.7 million has been recorded in “Other comprehensive loss” in the consolidated statement of stockholders’ equity and a gain of $8.1 million has been recorded in “Gain (loss) on derivative instruments” in the consolidated statement of income.

B. Liquidity and Capital Resources

In the past, our principal sources of funds have been operating cash flows and long-term bank borrowings. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity need is to fund our vessel operating expenses. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sectors and debt repayment. We anticipate that our primary sources of funds will be cash from operations and undrawn borrowing capacity under our committed revolving credit facility and our new committed term loan, along with borrowings under new credit facilities that we intend to obtain from time to time in connection with vessel acquisitions. We do not currently have any specific plans with respect to any future equity financing. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our contracts to purchase secondhand containerships and our agreements, subject to certain conditions, to acquire newbuilds, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

As at December 31, 2010, we had total cash liquidity of $207.8 million, consisting of cash and cash equivalents, restricted cash and investments.

As at December 31, 2010, we had an aggregate of $1.3 billion of indebtedness outstanding under various credit agreements. As at the same date, we had $194.2 million of undrawn borrowing capacity comprising from $74.2 million under our committed revolving credit facility and $120.0 million under a term facility we concluded on November 19, 2010. See “—Credit Facilities”. Furthermore, as of March 1, 2011, the vessels shown in the table below were free of debt.

Unencumbered Vessels in the water as of March 1, 2011

Vessel Name	Year Built	TEU Capacity
COSCO HELLAS	2006	9,469
HYUNDAI NAVARINO	2010	8,531
SEALAND MICHIGAN	2000	6,648
MSC AUSTRIA	1984	3,584
KARMEN	1991	3,351
RENA	1990	3,351
MARINA	1992	3,351
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MSC PYLOS	1991	2,020
MSC SIERRA*	1977	1,630
MSC SUDAN*	1976	1,630
MSC TUSCANY	1978	1,468
MSC FADO	1978	1,181
ZAGORA	1995	1,162
HORIZON	1991	1,068

*	We have agreed to sell these vessels

Unencumbered Vessels Purchased and to be delivered as of March 1, 2011

Vessel Name	Year Built	TEU Capacity
ZIM ISRAEL	1992	3,351
MAERSK MAINE	1992	2,024
MAERSK MARYLAND	1991	2,023
MAERSK VERMONT	1991	2,023
FOREVER PROSPERITY	1996	1,504

On February 4, 2011, we paid a dividend for the fourth quarter ended December 31, 2010, of $0.25 per share. This was the first cash dividend we have declared since our initial public offering in November 2010. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy”. In 2010, we did not declare any dividends. In 2009, we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010. In 2008, we declared and paid dividends from our retained earnings to our existing stockholders of $10.8 million.

Furthermore, in 2008, in relation to our reorganization process we paid out distributions to our existing stockholders of $400.0 million ($269.0 million of which was paid in 2008 and $131.0 million in 2009). As discussed under “2008 Reorganization”, the $400.0 million in distributions were paid pursuant to the MSA in connection with the sale by the Konstantakopoulos family of the shares or assets of 53 ship-owning companies to the Company or newly formed subsidiaries of the Company. No distributions were paid in the year ended December 31, 2010.

The dividends and distributions paid during the years ended December 31, 2008, 2009 and 2010, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of our secondhand vessels and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was positive of $26.4 million at December 31, 2010 and negative of $135.0 million at December 31, 2009.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. Currently, we have $194.2 million undrawn credit lines to finance future vessel acquisitions and $203.3 million available under our CEXIM-Adele Facility to finance part of the pre-delivery and delivery installments of the construction of Hulls H 1068A, H 1069A, and H 1070A. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2008, 2009 and 2010

	Year ended December 31,
	2008	2009	2010
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$247.5	$161.9	$128.0
Net Cash Provided by (Used in) Investing Activities	(138.3)	12.8	(23.9)
Net Cash Provided by (Used in) Financing Activities	(22.5)	(252.7)	43.4

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for 2010 decreased $33.9 million to $128.0 million, compared to $161.9 million for 2009. The decrease was primarily attributable to (a) decreased cash from operations of $38.0 million resulting from the decreased average number of vessels in 2010 compared to 2009 and to the increased “Accrued charter revenue” which results from the time difference between the revenue recognition and the cash collection, (b) unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue, of $7.8 million, (c) increased payments for dry-dockings of $6.7 million and (d) a one-time payment of $9.5 million in December 2010 to charterer MSC for the early redelivery of MSC Navarino (renamed Hyundai Navarino in January 2011), partly offset by reduced payments for interest (including swap payments) of $16.9 million in the year ended December 31, 2010, compared to the year ended December 31, 2009.

Net cash flows provided by operating activities for 2009 decreased $85.6 million to $161.9 million, compared to $247.5 million for 2008. The decrease was primarily attributable to (a) decreased cash from operations of $49.9 million resulting from the decreased average number of vessels in 2009 compared to 2008 and to the increased “Accrued charter revenue” of $22.4 million deriving from escalating charter rates under which certain of our vessels operate (“Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection) (b) increased interest payments (including swap payments) of $17.2 million and (c) unfavorable change in the working capital position, excluding the current portion of long-term debt and the accrued charter revenue of $70.0 million, partly offset by a reduction in dry-docking payments of $17.3 million in 2009 compared to 2008.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities in 2010 was $23.9 million, which consists of (a) $28.3 million in payments to the shipyard for the construction cost of MSC Navarino, (b) $22.5 million in payments for the acquisition of two vessels, (c) $3.8 million advance payments for the acquisition of four vessels, (d) $22.7 million we received from the sale of four vessels and (e) $8.0 million we received from the sale of government securities.

Net cash provided by investing activities in 2009 was $12.8 million, which consists of (a) $8.9 million in payments for the acquisition of the vessels Genius and Gifted, (b) $47.9 million in payments for the construction cost of MSC Navarino, (c) $21.4 million we received from the sale of government securities and (d) $48.2 million we received from the sale of 10 vessels.

Net cash used in investing activities in 2008 was $138.3 million, which consists of (a) $104.2 million in payments for the acquisition of the vessels Gem and Maersk Kokura, (b) $56.9 million in payments for the purchase of government securities, (c) $21.7 million we received from the sale of government securities and (d) $1.1 million we received from the sale of the vessel Windward.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities in 2010 was $43.4 million, which mainly consists of (a) $93.9 million of indebtedness that we repaid, (b) $10.0 million in dividends we paid to our shareholders and (c) $145.5 million net proceeds we received from our Initial Public Offering in November 2010.

Net cash used in financing activities in 2009 was $252.7 million, which mainly consists of $30.0 million of proceeds drawn under our loan facility, $124.4 million of indebtedness that we repaid and $161.2 million in dividends we paid to our shareholders.

Net cash used in financing activities in 2008 was $22.5 million and mainly consists of $1,161.4 million of proceeds drawn under our credit facilities, $875.3 million of indebtedness that we repaid, net of assets acquired in connection with our company’s corporate structure reorganization, $269.0 million we paid to our shareholders in connection with our company’s corporate structure reorganization and $47.6 million reflecting the increase in restricted cash.

Credit Facilities

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We, either as guarantor or direct borrower, and certain of our subsidiaries as borrowers or guarantors, have entered into a number of credit facilities in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. The obligations under our credit facilities are secured by, among other things, first priority mortgages over the vessels owned by the respective borrower subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc.

The following summarizes certain terms of our existing credit facilities discussed below as at December 31, 2010:

Lender	Outstanding Principal Amount	Available Borrowing Capacity(5)	Interest Rate(1)	Maturity		Repayment profile
	(in thousands)
RBS(4)	0	$120,000	LIBOR + Margin(2)	2020	(4)	Straight line amortization with balloon(4)

Bank Syndicate(3)	$845,758	$74,242	LIBOR + Margin(2)	2018		Fixed payments through June 2011, thereafter determined based on the TEU weighted age of the ships used as collateral

Emporiki	127,500	0	LIBOR + Margin(2)	2018		Straight line amortization with balloon in 2018

HSBC	68,000	0	LIBOR + Margin(2)	2018		Variable installments with balloon in 2018

Calyon	70,000	0	LIBOR + Margin(2)	2018		Straight line amortization with balloon in 2018

RBS	67,500	0	LIBOR + Margin(2)	2018		Straight line amortization with balloon in 2018

Alpha	126,000	0	LIBOR + Margin(2)	2017		Variable installments with balloon in 2017

Lender	Outstanding Principal Amount	Available Borrowing Capacity(5)	Interest Rate(1)	Maturity	Repayment profile
	(in thousands)
Calyon	6,500	0	LIBOR + Margin(2)	2013	Fixed payments until 2013

Calyon	9,500	0	LIBOR + Margin(2)	2013	Fixed payments until 2013

NBG	20,979	0	LIBOR + Margin(2)	2012	Fixed payments until 2012

(1)	The interest rates of long-term debt at December 31, 2010 ranged from 1.31% to 6.75%, and the weighted average interest rate as at December 31, 2010 was 4.59%.

(2)	The interest rate margin at December 31, 2010 ranged from 0.70% to 1.75%, and the weighted average interest rate margin as at December 31, 2010, was 1.02%.

(3)	Bank Syndicate: Deutsche Schiffsbank Aktiengesellschaft, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP-Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(4)

Borrowings under this facility may be made during the 18 months following our November 2010 initial public offering. The year 2020 represents the latest possible maturity under the facility. The actual maturity, repayment profile and balloon payment will be determined based on the age of the vessels securing borrowings under this facility. No amounts have been drawn under this facility.

(5)

As of March 1, 2011 our available borrowing capacity also includes $203.3 million under a credit facility we concluded on January 14, 2011. All funds borrowed under this facility are committed to the shipbuilding contracts for Hulls H 1068A, H 1069A and H 1070 A. For information on the terms of the credit facility, see “CEXIM—Adele”.

Below is a description of certain material terms of our existing credit facilities. In 2011, we obtained a commitment letter, subject to definitive documentation, for a term loan facility that would provide up to $140.0 million to finance part of the pre-delivery and the delivery payments for Hulls S4010 and S4011, for which we have entered into shipbuilding contracts. This term loan facility is expected to have a repayment period of eight years from delivery of each newbuild

The principal financial and other covenants and events of default under each credit facility are also discussed below.

CEXIM-Adele

On January 14, 2011, our subsidiaries, Adele Shipping Co., Bastian Shipping Co., and Cadence Shipping Co., as borrowers, entered into a ten-year loan, which also provides for a Lenders’ early repayment option in year seven, for up to $ 203.3 million, with The Export-Import Bank of China, DnB NOR Bank ASA, and China Everbright Bank, which we refer to in this section as the “CEXIM—Adele credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls H 1068A, H 1069A, and H 1070A.

The interest rate under the CEXIM—Adele credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1.4 million per tranche each, and the amount of the fortieth and final installment shall be $12.7 million per tranche.

The obligations under the CEXIM—Adele credit facility are guaranteed by Costamare Inc. Our obligations under the CEXIM—Adele credit facility are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and a general assignment of earnings, insurances and requisition compensation.

As of March 1, 2011, we had not drawn any amounts under the CEXIM—Adele credit facility.

RBS

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “RBS credit facility”), which will be available for drawing for up to 18 months. We intend to use the RBS credit facility to finance the acquisition of additional newbuild or secondhand containerships, but we are also permitted to use it to refinance existing containerships in our fleet. The loans will have maturities ranging from three to eight years.

The obligations under the RBS credit facility will be guaranteed by the various owners of the mortgaged vessels. Our obligations under the RBS credit facility will be secured by mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of March 1, 2011, we had not drawn any amounts under the RBS credit facility.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1 billion credit facility comprised of a $700 million term loan facility and a $300 million revolving credit facility. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below).

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by forty consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9 million. The final twenty-eight (13-40) installments, and the balloon installment repayable together with the fortieth (40th) installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels.

The obligations under the Costamare credit facility are guaranteed by the various owners of the mortgaged vessels. Our obligations under this credit facility are secured by mortgages over the vessels owned by our subsidiaries, who are the guarantors, and general assignments of earnings, insurances and requisition compensation, account pledges, and charter assignments.

As of December 31, 2010, there was $845.8 million outstanding under the Costamare credit facility, and, as of same date, there was $74.2 million of undrawn available credit.

Emporiki-Costis

On May 12, 2008, our subsidiaries, Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers, entered into a ten-year, $150 million credit facility with Emporiki Bank of Greece S.A., which we refer to in this section as the “Emporiki-Costis credit facility”. The loan is divided into two tranches: a Tranche A loan in the amount of $75 million to Christos Maritime Corporation, and a Tranche B loan in the amount of $75 million to Costis Maritime Corporation. The purpose of this facility was to finance part of the market value of two vessels, the Sealand Washington and the Sealand New York.

The interest rate under the Emporiki-Costis credit facility is LIBOR plus an agreed margin. The Emporiki-Costis credit facility provides that our subsidiaries, jointly and severally, repay the loan by twenty consecutive semi-annual payments, the first nineteen (1-19) in the amount of $2.25 million for each tranche, and a final twentieth (20th) installment in the amount of $2.25 million, together with a balloon payment in the amount $30 million for each tranche.

The obligations under the Emporiki-Costis credit facility are guaranteed by Costamare Inc. Our obligations under the Emporiki-Costis credit facility are secured by first-priority mortgages over the vessels Sealand Washington and Sealand New York, account pledges, general assignments of earnings, insurances and requisition compensation, and charter assignments.

As of December 31, 2010, there was $127.5 million outstanding under the Emporiki-Costis credit facility, and, as of same date, there was no undrawn available credit.

HSBC-Mas

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75 million credit facility with HSBC Bank, which we refer to in this section as the “HSBC-Mas credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Maersk Kokura.

The interest rate under the HSBC-Mas credit facility is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by twenty consecutive semi-annual installments, the first two (1-2) such repayment installments each in the sum of $1 million, the following two (3-4) such repayment installments each in the sum of $1.5 million, the following two (5-6) such repayment installments each in the sum of $2 million, the following four (7-10) such repayment installments each in the sum of $3.75 million, the following two (11-12) such repayment installments each in the sum of $4 million, and the following eight (13-20) such repayment installments each in the sum of $4.13 million, plus a balloon payment payable together with the twentieth (20th) and final repayment installment in the sum of $10 million.

The obligations under the HSBC-Mas credit facility are guaranteed by Costamare Inc. Our obligations under the HSBC-Mas credit facility are secured by a first priority mortgage over the vessel, Maersk Kokura, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2010, there was $68.0 million outstanding under the HSBC-Mas credit facility, and, as of same date, there was no undrawn available credit.

Calyon-Capetanissa

On June 29, 2006, our subsidiary Capetanissa Maritime Corporation, as borrower, entered into a twelve-year, $90 million credit facility with Calyon, which we refer to in this section as the “Calyon-Capetanissa credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the Cosco Beijing.

The interest rate under the Calyon-Capetanissa credit facility is LIBOR plus an agreed margin. The Calyon-Capetanissa credit facility provides that Capetanissa Maritime Corporation must repay the loan by twenty-three consecutive semi-annual installments in the amount of $2.5 million, and a final twenty-fourth installment in the amount of $32.5 million.

The obligations under the Calyon-Capetanissa credit facility are guaranteed by Costamare Inc. Our obligations under the Calyon-Capetanissa credit facility are secured by a first-priority mortgage over the vessel, Cosco Beijing, an account pledge, and a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2010, there was $70 million outstanding under the Calyon-Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

RBS-Rena

On February 17, 2006, our subsidiary, Rena Maritime Corporation, as borrower, entered into a twelve-year, $90 million credit facility with The Royal Bank of Scotland plc, which we refer to in this section as the “RBS-Rena credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Cosco Guangzhou, at a contract price of $90.8 million.

The interest rate under the RBS Rena credit facility is LIBOR plus an agreed margin. The RBS-Rena credit facility provides for twenty-four (24) consecutive semi-annual installments in the amount of $2.5 million each, plus a balloon payment of $30 million together with the twenty-fourth (24th) consecutive installment.

The obligations under the RBS-Rena credit facility are guaranteed by Costamare Inc. Our obligations under the RBS-Rena credit facility are secured by a first priority mortgage over the vessel Cosco Guangzhou, an account charge and a general assignment of our earnings, insurances and requisition compensation of the vessel.

As of December 31, 2010, there was $67.5 million outstanding under the RBS-Rena credit facility, and, as of same date, there was no undrawn available credit.

Alpha-Montes

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150 million credit facility with Alpha Bank A.E., which we refer to in this section as the “Alpha-Montes credit facility”. The loan is divided into two tranches: Tranche A in the amount of $75 million to Montes Shipping Co., and Tranche B in the amount of $75 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure.

The interest rate under the Alpha-Montes credit facility is LIBOR plus an agreed margin. The Alpha-Montes credit facility provides that our subsidiaries must repay the loan, jointly and severally, by twenty consecutive semi-annual payments, the first six (1-6) in the amount of $4 million each, the next thirteen (7-19) in the amount of $6 million each, and the twentieth (20th) installment comprised of a $6 million payment together with a balloon payment in the amount of $42 million.

The obligations under the Alpha-Montes credit facility are guaranteed by Costamare Inc. Our obligations are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation, and charter assignments.

As of December 31, 2010, there was $126.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha-Montes credit facility, and, as of same date, there was no undrawn available credit.

Calyon-Bullow

On February 17, 2005, our subsidiary, Bullow Investments Inc., as borrower, entered into an eight-year, $31 million credit facility with Calyon, which we refer to in this section as the “Calyon-Bullow credit facility”. The purpose of this facility was to finance part of the acquisition cost of a previously acquired vessel, the MSC Mykonos.

The interest rate under the Calyon-Bullow credit facility is LIBOR plus an agreed margin. The credit facility provides that Bullow Investments Inc. must repay the loan by sixteen consecutive semi-annual installments, the first six (1-6) in the amount of $2.5 million each, the next four (7-10) in the amount of $2 million each, the next four (11-14) in the amount of $1.5 million, and the final two (15-16) in the amount of $1 million.

The obligations under the Calyon-Bullow credit facility are guaranteed by Costamare Inc. Our obligations under the Calyon-Bullow credit facility are secured by a first priority mortgage over the vessel, MSC Mykonos, an account pledge and a general assignment of earnings, insurances and requisition compensation.

As of December 31, 2010, there was $6.5 million outstanding under the Calyon-Bullow credit facility, and, as of same date, there was no undrawn available credit.

Calyon-Marathos

On June 29, 2006, our subsidiary, Marathos Shipping Inc., as borrower, entered into a seven-year, $24.8 million credit facility with Calyon, which we refer to in this section as the “Calyon-Marathos credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the MSC Mandraki.

The interest rate under the Calyon-Marathos credit facility is LIBOR plus an agreed margin. The repayment period began on February 22, 2007 and consists of thirteen consecutive semi-annual repayment installments in the amount of $2 million for the first (1st) repayment installment and $1.9 million each for the final twelve (2-13) repayment installments.

The obligations under the Calyon-Marathos credit facility are guaranteed by Costamare Inc. Our obligations under the Calyon-Marathos credit facility are secured by a first-priority mortgage over the vessel, MSC Mandraki, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2010, there was $9.5 million outstanding under the Calyon-Marathos credit facility, and, as of same date, there was no undrawn available credit.

National Bank-Venor

On December 11, 2009, our subsidiaries, Merin Shipping Co., Lytton Shipping Co., Volk Shipping Co. and Venor Shipping Co., as joint and several borrowers, entered into a three-year, $30 million credit facility with the National Bank of Greece, which we refer to in this section as the “National Bank-Venor credit facility”. The purpose of this facility is to provide finances for general corporate purposes of the borrowing subsidiaries.

The interest rate under the National Bank-Venor credit facility is LIBOR plus an agreed margin. The subsidiaries will repay the National Bank of Greece by six consecutive semi-annual installments in the amount of $3.8 million each, plus a balloon installment in the amount of $1.4 million together with the second (2nd) consecutive installment, and a second balloon installment of $5.74 million together with the sixth (6th) consecutive installment on the third anniversary of the loan.

The obligations under the National Bank-Venor credit facility are guaranteed by Costamare Inc. Our obligations under the National Bank-Venor credit facility are secured by a first priority mortgages over the vessels Garden, Genius I, Gather and Gifted, and general assignments of earnings, insurances and requisition compensation.

As of December 31, 2010, there was $21.0 million outstanding under the National Bank-Venor credit facility, and, as of same date, there was no undrawn available credit.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on their assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under the Costamare credit facility, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility, (b) the market value of any additional security provided to the lender, and (c) (during the waiver period only, as described below) the aggregate minimum cash amount equal to 3% of the loan outstanding to fall below 80% during a “waiver period” extending through December 31, 2011, and thereafter, 125% of the aggregate of the term loan, the revolving advances and the swap exposure; or

•

under certain of our subsidiaries credit facilities, each with Costamare Inc. as guarantor, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

•	the minimum value covenant must be determined at the expense of the borrower at any such time as the lenders may request.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that (in the case of our $1 billion facility) a minimum cash amount equal to 3% of the loan outstanding must be maintained in the accounts of the borrower; and

•	the market value adjusted net worth must at all times exceed $500 million.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.

We expect our committed term loan facility with the Royal Bank of Scotland plc to contain similar covenants and events of default.

The Company is not in default under any of its credit facilities.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2010 by approximately $1.5 million based upon our debt level during 2010.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2 and 14 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2010, approximately 37% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2010, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $36.0 million at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totaling $12.0 million at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

As of December 31, 2008, the Company was engaged in 30 forward Euro/U.S. dollar contracts totaling $81.0 million at an average forward rate of Euro/U.S. dollar 1.3225 expiring in monthly intervals in 2009. Out of the 30 forward Euro/U.S. dollar contracts in 24 contracts the Company has the “sell” position (notional amount $54.0 million) and in six contracts the Company has the “buy” position (notional amount $27.0 million).

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild containerships, which are scheduled to be delivered between November 2013 and January 2014. On January 28, 2011, we contracted for two additional newbuild containerships, which are scheduled to be delivered by the end of 2012. The total aggregate price for all five newbuild containerships, each of approximately 9,000 TEU capacity, is $476.24 million, payable in installments until delivery.

On September 23, 2010, we contracted for four 3,351 TEU secondhand containerships at a purchase price of $11.25 million per containership, all of which have been delivered. In December 2010 and January 2011 we contracted for three secondhand containerships of 2,020 TEU (built in 1991), 1,162 TEU (built in 1995) and 1,504 TEU (built in 1996) for a purchase price of $7.5 million, $8.3 million and $9.5 million, respectively, all of which have been delivered. In February, 2011, we also contracted for three secondhand containerships of approximately 2,024 TEU at a total acquisition cost of $30.0 million. For the delivery schedule of each of certain secondhand acquisitions, see “Item 4. Information on the Company—Business Overview—Our Fleet, Acquisitions and Newbuilds”. In addition, dry-docking expenses totaled approximately $13 million in 2010, excluding off-hire costs.

As of March 1, 2010, we had a total of undrawn credit lines of $194.2 million and 19 ships free of debt. This undrawn amount excludes $203.3 million under a credit facility we concluded on January 14, 2011. All funds borrowed under this facility are committed to the shipbuilding contracts for Hulls H 1068A, H 1069A and H 1070A.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Vessel Impairment

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The economic and market conditions as at December 31, 2009 and 2010, including the significant disruptions in the global credit markets in the prior two years, had broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the containership charter market have declined significantly, and container vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 4.0% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.85% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after November 4, 2012 as provided under our management agreements, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $150 to $250 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009 and 2010.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2010, suggests that five of our 43 vessels may have current market values below their carrying values. However, we believe that, with respect to these five vessels, each of which is currently under time charter, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Vessel Lives and Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Special Survey and Dry-docking Costs

Within the shipping industry, there are two methods that are used to account for special survey and dry-docking costs: (1) capitalize special survey and dry-docking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled survey, and (2) expense special survey and dry-docking costs as incurred. Since special survey and dry-docking cycles typically extend over a period of 30 to 60 months, management believes that the deferral method provides a better matching of revenues and expenses than the expense-as-incurred method. Costs deferred are limited to actual costs incurred at the shipyard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as assets held for sale and are not recoverable, as of the date of such classification, are immediately written off to the income statement.

Vessel, Cost

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expenses as incurred.

Voyage Revenue Recognition

Revenues are generated from time charters and are usually paid 15 days in advance. Time charters with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the time charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charters providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis as the average revenue over the rental periods of such agreements, as service is performed. Some of our time charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable time charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from time charters providing for varying annual rates, which are accounted for on a straight line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.

Accrued / Unearned Charter Revenue

We record identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed, we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above will be reasonable and appropriate, such assumptions are highly subjective.

Receivables

Revenue is based on contracted time charters and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute. In such circumstances, we will assess the recoverability of amounts outstanding and a provision will be estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible, these amounts would be written-off at that time.

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

We formally document all relationships between hedging instruments and hedged terms, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging” (formerly FAS133).

We also enter forward exchange rate contracts to manage our exposure to currency exchange risk on certain foreign currency liabilities. We have not designated these forward exchange rate contracts for hedge accounting.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and they are expensed as they are incurred.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for containership transportation services. After reaching historical highs in mid-2008, charter hire rates reached near historically low levels and have recovered since then, although they still remain at levels below the mid-2008 historic highs. Demand for containership transportation services is influenced by global financial conditions. During 2008 and 2009, the rapid contraction in the world economy and the expectation of declining growth or economic decline in the Asian region reduced demand for containership transportation services. Accordingly, the recovery in China and India influenced positively the charter rates, however, global financial conditions remain volatile and demand for containership services may decrease in the future. The combination of increasing containership capacity (both current and expected) and decreasing demand is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

E. Off-Balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2010 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,341,737	$114,597	$281,514	$260,081	$685,545
Interest on long-term debt obligations(1)	309,644	67,295	95,269	76,275	70,805
Payments to our manager(2)	141,752	16,771	30,496	28,670	65,815
Payment for secondhand vessel acquisitions(3)	34,470	34,470	—	—	—

Total(4)	$1,827,603	$233,133	$407,279	$365,026	$822,165

(1)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on annual assumed all-in rates calculated for the un-hedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding.

(2)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. The management fees include (a) a daily fee of $850 per day per vessel and (b) a 0.75% chartering fee on charter revenues earned. Pursuant to the terms of the management agreement, the amount assumes an annual escalation of the daily fee by 4% beginning January 1, 2013.

(3)

This amount represents the remaining balance that was paid upon delivery of the vessels Marina, Konstantina (formerly named Zim Israel), Zagora and MSC Pylos (formerly named Oranje). This amount excludes $39.5 million, which represents the aggregate amount for the acquisition of four secondhand vessels (Forever Prosperity, Maersk Marine, Maersk Vermont, Maersk Maryland) that we contracted to acquire in 2011.

(4)

The above does not include (i) obligations arising under shipbuilding contracts that were finalized in 2011 for five newbuild vessels and (ii) the related newbuild supervision fees payable to our manager. Our capital commitments in respect of these five newbuild vessels are approximately $95.2 million in 2011, $362.0 million over 2012-2014 and $19.0 over 2014-2016. The supervision fee commitment will be $1.75 million in 2011, $0.7 million in 2012, $0.7 million in 2013 and $0.35 million in 2014. The table also excludes management fees for our contracted secondhand vessels, which also occurred in 2011. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. Our telephone number at that address is +30-210-949-0050. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors or nominees for director have been determined by our board of directors to be independent: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	41	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	42	Chief Financial Officer and Class II Director
Konstantinos Zacharatos	38	General Counsel, Secretary and Class I Director
Vagn Lehd Møller	65	Class II Director
Charlotte Stratos	56	Class III Director

The term of our Class I directors expires in 2011, the term of our Class II directors expires in 2012 and the term of our Class III directors expires in 2013.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos serves as President and Chief Executive Officer of Costamare Shipping, one of our three managers, which he wholly owns and joined in 1992 (and where he worked part- time beforehand). In 2001, Mr. Konstantakopoulos founded CIEL, one of our managers, and he has served as President of CIEL since its inception. Mr. Konstantakopoulos owns 50.2% of CIEL. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling shareholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Ship-owners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Gregory Zikos is our Chief Financial Officer and a member of our board of directors. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an L.L.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Konstantinos Zacharatos is our General Counsel, Secretary and a member of our board of directors. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has been the legal adviser of Costaterra S.A., a Greek property company, since 2000. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Moller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company including, Advisor to the Shipping Department and Vice President of Greek shipping finance. Ms. Stratos currently serves as an independent director for Hellenic Carriers Ltd. and Gyroscopic Fund, a hedge fund company.

B. Compensation of Directors and Senior Management

Non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors will not receive additional compensation for their service as directors.

We have not paid any compensation to our chief executive officer, our chief financial officer or our general counsel. Our executive officers are employees of Costamare Shipping and their compensation is set and paid by Costamare Shipping. Under our management agreement with Costamare Shipping, we are responsible for the compensation of our executive officers. Currently, such compensation is $1.0 million per year in the aggregate. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

C. Board Practices

We have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, the Konstantakopoulos Family controls a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non- independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Corporate Governance

The board of directors and our Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.costamare.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Konstantinos Zacharatos, 60 Zephyrou Street & Syngrou Avenue, 17564, Athens, Greece.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairman of the committee. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•

assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:

•

nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Our Manager provides us with our executive officers, our chairman and chief executive officer, Konstantinos Konstantakopoulos, our chief financial officer, Gregory Zikos and our general counsel and secretary, Konstantinos Zacharatos.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 1, 2011 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 1, 2011 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 60,300,000 shares of common stock outstanding as of March 1, 2011. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group(1)	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(2)	15,510,000	25.7%
Gregory Zikos	—	— (5)
Konstantinos Zacharatos	—	—
Vagn Lehd Møller	—	— (5)
Charlotte Stratos	—	—
All officers and directors as a group (five persons)	15,510,000	25.7%
5% Beneficial Owners
Christos Konstantakopoulos(3)	15,510,000	25.7%
Achillefs Konstantakopoulos(4)	15,510,000	25.7%

(1)	The table excludes Vasileios Konstantakopoulos, who owns 470,000 shares of our common stock representing 0.8% of our issued and outstanding shares.

(2)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 8,918,250 shares directly and 6,591,750 shares indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation. The address of Kent Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(3)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 8,918,250 shares directly and 6,591,750 shares indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation. The address of Vasska Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 8,918,250 shares directly and 6,591,750 shares indirectly through Yaco Maritime Investments S.A., a Marshall Islands corporation. The address of Yaco Maritime S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(5)	Owns less than 1% of our issued and outstanding shares.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of March 3, 2011, we had 4,380 stockholders of record.

B. Related Party Transactions

2008 Reorganization

Costamare Inc. was incorporated on April 21, 2008 for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. Under the Master Sales Agreement (the “MSA”) relating to the reorganization, the Konstantakopoulos family agreed to sell shares or vessels of each of the predecessor companies to the Company or to newly formed subsidiaries of the Company. As a result, subsidiaries of the Company acquired 28 vessels and part of their related assets from 28 of the predecessor companies and assumed or repaid related bank debt and other liabilities, and the Company acquired the shares of each of 25 predecessor companies. In return, the Company made distributions to the shareholders of the predecessor companies totaling $400.0 million ($269.0 million of which was paid as of December 31, 2008, and $131.0 million during the period from January 1, 2009 to April 23, 2009). In addition the Company agreed to assume certain guarantees of Costamare Shipping.

Management Affiliations

Each of our containerships is managed by one or more of three managers, Costamare Shipping, CIEL or Shanghai Costamare, pursuant to one or more management agreements between the Company and the relevant managers. All three managers are controlled by our chairman and chief executive officer.

Management Agreement

Costamare Shipping provides us with general administrative services, certain commercial services, D&O related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare and CIEL, provides our current fleet of containerships with technical, crewing, commercial, provisions, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping, and in respect of our containerships flying the Liberian flag, also CIEL. In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Our three managers control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. Under the Group Management Agreement, Costamare Shipping may subcontract certain of its obligations.

Reporting Structure

Our chairman and chief executive officer and chief financial officer supervise, in conjunction with our board of directors, the management of our operations by Costamare Shipping, CIEL and Shanghai Costamare. Our managers report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Under our Group Management Agreement, our executive officers may unilaterally direct Costamare Shipping to remove and replace any individual serving as an officer or any senior manager serving as head of a business unit of Costamare Inc. or any of its subsidiaries from such position. Costamare Shipping, on the other hand, may not remove any person serving as an officer or senior manager of Costamare Inc. or any of its subsidiaries without the prior written consent of our chief executive officer and chief financial officer.

Compensation of Our Manager

Costamare Shipping receives a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, director and officer related insurance services and the services of our officers (but not for payment of such officer’s compensation) and for providing the relevant containership owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct ship-management agreement with the relevant containership owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012, and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, after the initial term expiring on December 31, 2015, we are able to terminate the Group Management Agreement by providing 12 months’ written notice to Costamare Shipping that we wish to terminate the Group Management Agreement at the end of the then current term.

Our Manager’s Termination Rights. Costamare Shipping may terminate the Group Management Agreement prior to the end of its term if:

•	any moneys payable by us under the Group Management Agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;

•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping; or

•	there is a change of control of our company.

Our Termination Rights. We may terminate the Group Management Agreement prior to the end of its term in the following circumstances:

•	any moneys payable by Costamare Shipping under or pursuant to the Group Management Agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;

•	there is a change of control of Costamare Shipping; or

•

Costamare Shipping is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to our company, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Group Management Agreement if:

•

the other party ceases to conduct business, or all or substantially all of the properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•

the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s or our winding up;

•

the other party is prevented from performing any obligations under the Group Management Agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping terminates the Group Management Agreement for any reason other than Force Majeure, or if we terminate the Group Management Agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping a lump sum termination fee which will be determined by reference to the period between the date of termination and December 31, 2020. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the individual ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without obtaining our prior written approval. We believe we will derive significant benefits from our exclusive relationship with

Costamare Shipping. The Group Management Agreement does not prohibit CIEL or Shanghai Costamare from providing commercial or technical management services to third parties. In the past, CIEL and Shanghai Costamare have only provided services to third parties on a limited basis and there is no current plan to change that practice.

Restrictive Covenant Agreements

Under the restrictive covenant agreement entered into with us, during the period of Konstantinos Konstantakopoulos’s employment or service with us and for six months thereafter, Konstantinos Konstantakopoulos has agreed to restrictions on his ownership of any containerships and on the acquisition of any shareholding in a business involved in the ownership of containerships (such activities are referred to here as “the restricted activities”), subject to the exceptions described below.

Konstantinos Konstantakopoulos is permitted to engage in the restricted activities in the following circumstances: (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of up to 19.99% of the outstanding voting securities of any publicly traded company that is engaged in the containership business.

As noted above, Konstantinos Konstantakopoulos is permitted to engage in restricted activities with respect to two types of permitted acquisitions, including (1) the acquisition of a containership or an acquisition or investment in a containership business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a fleet of ships or of a business that includes containerships. Under this second type of permitted acquisition, we must be given the opportunity to buy the containerships or containership businesses included in the acquisition for its fair market value plus certain break-up costs.

Konstantinos Konstantakopoulos is also permitted to engage in restricted activities with respect to the containership Reunion, which he co-owns with a partner and which is not part of the Company’s fleet.

Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containership will be offered such charter.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on October 19, 2100, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of 47,000,000 shares entitled to these registration rights.

Trademark Licensing Agreement

Under the trademark licensing agreement entered into with us, during the term of our management agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks, provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

Grant of Rights and Issuance of Common Stock

On July 14, 2010, the Company offered all shareholders of record as of the close of business on July 14, 2010 (the “Record Date”), the right (collectively the “Rights”) to subscribe for and purchase up to 32 shares of common stock, par value $0.0001 per share, for each share held by such shareholder as of the Record Date. The subscription price for each share purchased pursuant to the exercise of Rights was $0.10 per share.

Other Transactions

For a description of additional related party transactions, see Note 3 to our consolidated financial statements included elsewhere in this Form 20-F.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant stockholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors, or an appropriate committee thereof, or evaluated pursuant to procedures established by the board of directors.

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under our Group Management Agreement and any other agreements with entities controlled by our chairman and chief executive officer.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

On February 4, 2011, we paid a dividend for the fourth quarter ended December 31, 2010, of $0.25 per share. This was the first cash dividend we have declared since our initial public offering in November 2010. We intend to continue to pay our stockholders quarterly dividends of $0.25 per share, or $1.00 per share per year. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows and for debt repayment and dry-docking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this annual report, and dividends may be discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Set out below is a table showing the dividends and distributions paid in 2007, 2008, 2009, and 2010.

	Year ended December 31,
	2007	2008	2009	2010	Total
	(Expressed in millions of U.S. dollars)
Dividends paid	$88.6	$10.8	$30.2	$10.0	$139.6
Distributions paid	0.0	269.0	131.0	0.0	400.0

Total	$88.6	$279.8	$161.2	$10.0	$539.6

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on November 4, 2010, our common stock has been listed on the New York Stock Exchange under the symbol “CMRE.” The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2010	$14.46	$10.75
2011	14.33	17.00
November 2010	11.85	10.75
December 2010	14.46	11.65
January 2011	15.30	14.33
February 2011	17.00	15.54
March through March 15	16.95	16.06

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2010, 60,300,000 shares were issued and outstanding, and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which, as of December 31, 2010, no shares were issued and outstanding. Of this blank check preferred stock, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”. All of our shares of stock are in registered form.

Please see Note 11 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

B. Memorandum and Articles of Association

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit stockholder action by unanimous written consent.

We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 29593.

Directors

Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to our initial public offering in November 2010.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to this annual report.

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.

Our controlling stockholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event, that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until ten days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The

Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, stockholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and removal of directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

C. Material Contracts

The following is a summary of each material contract that we have entered into outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)

Management Agreement, dated November 4, 2010, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.”

(b)

Ship-management Agreement between Costamare Shipping Company S.A. and CIEL Ship-management S.A., please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.”

(c)

Ship-management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co. Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.”

(d)	Restrictive Covenant Agreement, dated October 19, 2010, between Costamare Inc. and Konstantinos Konstantakopoulos. For a description of this Restrictive Covenant Agreement,

please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements.”

(e)

Stockholder Rights Agreement, dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—Memorandum and Articles of Association—Stockholder Rights Plan.”

(f)

Registration Rights Agreement, dated October 19, 2010, between Costamare Inc. and the Stockholders named therein. For a description of the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.”

(g)

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(h)	First Supplemental Agreement dated April 23, 2010 in Relation to the Facility Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(i)	Second Supplemental Agreement dated June 22, 2010 in Relation to the Facility Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(j)

Loan Agreement dated December 7, 2007 for a secured floating interest rate loan facility of up to US$150,000,000 between Alpha Bank A.E., as lender, and Kelsen Shipping Co. and Montes Shipping Co., as joint and several borrowers (the “Alpha-Montes Agreement”), please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(k)	First Supplemental Agreement dated October 30, 2008 in Relations to the Alpha-Montes Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(l)

Loan Agreement dated May 12, 2008 for a secured floating interest rate loan facility of up to US$150,000,000 between Emporiki Bank of Greece S.A., as lender, and Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers (the “Emporiki-Costis Agreement”), please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(m)	First Supplemental Agreement dated January 28, 2009 in Relation to the Emporiki-Costis Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(n)

Loan Agreement dated January 14, 2011 for a loan facility of up to US$ 203,343,000 in twelve advances and a guarantee facility of up to $28,856,781 between DnB NOR Bank ASA, The Export-Import Bank of China and China Everbright Bank, as lenders and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(o)

Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark Licensing Agreement.”

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock.

Each stockholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non- U.S., as well as U.S. federal tax returns that may be required of them.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001. In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping (and not engaged in shipping exclusively within Liberia), such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated that the regulations are a proper exercise of the powers of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

If, however, our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. income tax under the rules contained in Section 883 of the Code, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. income tax in respect of its U.S. source gross transportation income (without the allowance for deductions).

For this purpose, “shipping income” means income that is derived from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. income tax.

Under Section 883 of the Code, a non-U.S. corporation will be exempt from U.S. income tax on its U.S. source gross transportation income if:

(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b)	either

(i)

more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)

its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the maximum effective rate of U.S. income tax on our gross transportation income would not exceed 2%. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.

To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross transportation income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(b)	substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at rates of up to 35% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) pass to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions on Our Common Stock

Subject to the discussion of “passive foreign investment companies” (“PFICs”) below, any distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a preferential rate of 15% (through 2012), provided that:

(a)	the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c)	you own our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential 15% rate. Dividends you receive from us that are not eligible for the preferential rate of 15% will be taxed at the ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Sale, Exchange or Other Disposition of Common Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status

Special U.S. income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a “passive foreign investment company” (or “PFIC”) for U.S. income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a)

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In a recent published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered all our vessels to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. income tax regimes, depending on whether or not you make certain elections. Additionally, you would be required to file an annual information report with the IRS for taxable years beginning on or after March 18, 2010.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 with your U.S. income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock would not apply to your deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock;

(ii)	the amount allocated to the current taxable year would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. income or withholding taxes on dividends received from us with respect to our common stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

(a)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax, net of certain deductions, at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;

(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

(3)	in certain circumstances, fail to comply with applicable certification requirements.

Recently adopted legislation imposes, for taxable years beginning after March 18, 2010, new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets (which include stock in a foreign corporation). U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell our common stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2010 by approximately $1.5 million based upon our debt level during 2010.

The following table sets forth the sensitivity of our long-term debt including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2011	1.0
2012	1.7
2013	2.7
2014	4.4
2015	5.7

Interest Rate Swaps

In connection with certain of our credit facilities under which we pay a floating base rate of interest, we entered into interest rate swap agreements designed to decrease the fluctuation in our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 (formerly SFAS 133) in order to designate these swaps, as of and after January 1, 2008, as hedging instruments, 10 of the 11 interest rate swaps to which we were a party as at December 31, 2009 and 2010, qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to January 1, 2008, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2010.

(a) Interest rate swaps that meet the criteria for hedge accounting

Counterparty	Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)		Floating rate (Costamare receives)	Fair value Dec. 31, 2010
	(Amounts in thousands of U.S. dollars)
HYPO	06/30/2008	06/30/2015	$425,000	4.03	%p.a.	USD LIBOR 3M BBA	$(31,229)
HYPO	06/30/2008	06/30/2015	75,000	4.03	%p.a.	USD LIBOR 3M BBA	(5,511)
HSH	09/30/2008	06/30/2015	100,000	4.09	%p.a.	USD LIBOR 3M BBA	(7,542)
DEUTSCHE SCHIFFSBANK	09/30/2008	06/30/2015	250,000	4.02	%p.a.	USD LIBOR 3M BBA	(18,639)
EMPORIKI BANK	05/16/2008	05/16/2014	75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,993)
EMPORIKI BANK	05/16/2008	05/16/2014	75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,993)
ALPHA BANK	06/17/2008	06/17/2013	73,000	3.57	%p.a.	USD LIBOR 6M BBA	(3,666)
ALPHA BANK	06/17/2008	06/17/2013	73,000	3.57	%p.a.	USD LIBOR 6M BBA	(3,666)
RBS	02/21/2007	02/21/2017	85,000	Zero cost Interest rate Collar*			(10,190)
HSBC	08/04/2008	08/05/2013	74,000	3.60	%p.a.	USD LIBOR 6M BBA	(4,526)

			$1,305,000			Total fair value	$(94,955)

*

Notional amount $85.0 million amortizing zero-cost collar (2.23%–6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

(b) Interest rate swaps that do not meet the criteria for hedge accounting

As of both December 31, 2009 and 2010, we had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically:

(i)

Notional amount $100.0 million non-amortizing interest rate swap agreement concluded on November 21, 2008 (with effective date on November 25, 2008) for a period of 10 years through November 26, 2018. Under the agreement the Company pays fixed rate at 3.33% and receives floating rate at six-months LIBOR. In January 2009 we unwound this interest rate swap and realized a loss of $1.5 million which is included in Interest and finance costs in the 2009 consolidated statement of income.

(ii)

Notional amount $100.0 million non-amortizing zero-cost collar (1.37%—6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping in September 2008 was a liability of $7.9 million (2008: liability of $11.5 million). At December 31, 2009, the fair value of this swap was a liability of $8.1 million resulting in a gain of $3.3 million which is included in Gain (loss) on derivative instruments in the 2009 consolidated statement of income. At December 31, 2010, the fair value of this swap was a liability of $13.0 million resulting a loss of $4.9 million which is included in Gain (loss) on derivative instruments in the 2010 consolidated statement of income.

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2010, approximately 37% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2010, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $36.0 million at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totaling $12.0 million at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

As of December 31, 2008, the Company was engaged in 30 forward Euro/U.S. dollar contracts totaling $81.0 million at an average forward rate of Euro/U.S. dollar 1.3225 expiring in monthly intervals in 2009. Out of the 30 forward Euro/U.S. dollar contracts in 24 contracts the Company has the “sell” position (notional amount $54.0 million) and in six contracts the Company has the “buy” position (notional amount $27.0 million).

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Please see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on October 19, 2010 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2010. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable. See “—Management’s Annual Report on Internal Control Over Financial Reporting”.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of two independent directors, Vagn Lehd Moller and Charlotte Stratos, who is the chairman of the committee. Our board of directors has determined that Charlotte Stratos, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, a copy of which is posted on our website, and may be viewed at “http://costamare.irwebpage.com/ethics.html”.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Konstantinos Zacharatos, Secretary, Costamare Inc., 60 Zephyrou Street & Syngrou Avenue, 17564, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2010.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2009 and 2010.

The chart below sets forth the total amount billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services performed in 2009 and 2010 and breaks down these amounts by the category of service.

	2009	2010
	(In Thousands)
Audit fees	€210,000	€513,500
Total fees	€210,000	€513,500

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees, in connection with our initial public offering, which was completed in the fourth quarter of 2010 amounted to €263,500 and are included in the 2010 total fees in the aforementioned table.

Audit-related fees

No audit-related fees were billed in 2009 and 2010.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 17.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 18.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 19.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

Independent Directors

Pursuant to NYSE Rule 303A.01, the New York Stock Exchange requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Corporate Governance, Nominating and Compensation Committee

Pursuant to NYSE Rules 303A.04 and 303A.05, the New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Marshall Islands law, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of two independent directors and one non-independent director.

PART III

ITEM 20. FINANCIAL STATEMENTS

Not Applicable.

ITEM 21. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-29 included herein by reference.

ITEM 22. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

4.1	Form of Management Agreement between the Company and Costamare Shipping Company S.A.(1)

4.2	Form of Shipmanagement Agreement between Costamare Shipping Company S.A. and CIEL Shipmanagement S.A.(1)

4.3	Form of Shipmanagement Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co. Ltd.(1)

4.4	Form of Restrictive Covenant Agreement between the Company and Konstantinos Konstantakopoulos(1)

4.5	Form of Stockholders Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC(1)

4.6	Form of Registration Rights Agreement between the Company and the Stockholders Named Therein(1)

4.7	Form of Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A.(1)

4.8

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower(1)

4.9	First Supplemental Agreement dated April 23, 2010 in Relation to the Facility Agreement(1)

4.10	Second Supplemental Agreement dated June 22, 2010 in Relation to the Facility Agreement(1)

4.11

Loan Agreement dated December 7, 2007 for a secured floating interest rate loan facility of up to US$150,000,000 between Alpha Bank A.E., as lender, and Kelsen Shipping Co. and Montes Shipping Co., as joint and several borrowers (the “Alpha-Montes Agreement”) (1)

4.12	First Supplemental Agreement dated October 30, 2008 in Relations to the Alpha-Montes Agreement(1)

4.13

Loan Agreement dated May 12, 2008 for a secured floating interest rate loan facility of up to US$150,000,000 between Emporiki Bank of Greece S.A., as lender, and Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers (the “Emporiki-Costis Agreement”) (1)

4.14	First Supplemental Agreement dated January 28, 2009 in Relation to the Emporiki-Costis Agreement(1)

Exhibit No.	Description
4.15

Facility Agreement dated January 14, 2011 for (i) a loan facility of up to US$203,343,000 and (ii) a guarantee facility of up to US$28,856,781 among the lenders and financial institutions set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent, account bank, swap provider and co-arranger, The Export-Import Bank of China as co-arranger and issuing bank, and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

(1)

Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), filed with the SEC on October 20, 2010 and hereby incorporated by reference to such Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSTAMARE INC.,

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: Chief Executive Officer

Dated: March 22, 2011

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Costamare Inc.

We have audited the accompanying consolidated balance sheets of Costamare Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Costamare Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

March 22, 2011

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2009	2010
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,282	$159,774
Restricted cash	4,248	5,121
Receivables	3,135	3,360
Inventories (Note 5)	11,479	9,534
Due from related parties (Note 3)	419	1,297
Fair value of derivatives (Note 14)	44	458
Insurance claims receivable	676	747
Accrued charter revenue (Note 9)	3,218	22,413
Prepayments and other	1,665	2,428
Investments (Note 4)	8,188	6,080
Vessels held for sale	2,951	—

Total current assets	48,305	211,212

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	94,455	3,830
Vessels, net (Note 6)	1,465,644	1,531,610

Total fixed assets, net	1,560,099	1,535,440

NON CURRENT ASSETS:
Investments (Note 4)	6,190	—
Deferred charges, net (Note 7)	27,519	30,867
Due from related parties (Note 3)	7,887	—
Restricted cash	40,252	36,814
Accrued charter revenue (Note 9)	20,048	14,449

Total assets	$1,710,300	$1,828,782

LIABILITIES AND STOCKH OLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$93,856	$114,597
Accounts payable	8,822	4,128
Due to related parties (Note 3)	7,253	—
Accrued liabilities	6,356	7,761
Unearned revenue (Note 9)	2,136	2,580
Fair value of derivatives (Note 14)	52,305	53,880
Dividends payable (Note 1)	10,000	—
Other current liabilities (Note 10)	2,543	1,842

Total current liabilities	183,271	184,788

NON CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 8)	1,341,737	1,227,140
Fair value of derivatives, net of current portion (Note 14)	28,855	54,062
Unearned revenue, net of current portion (Note 9)	1,215	650

Total non current liabilities	1,371,807	1,281,852

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common Stock (Note 11)	—	6
Additional paid-in capital	372,034	519,971
Other comprehensive loss	(60,648)	(82,895)
Accumulated deficit	(156,164)	(74,940)

Total stockholders’ equity	155,222	362,142

Total liabilities and stockholders’ equity	$1,710,300	$1,828,782

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2008	2009	2010
	(Expressed in thousands of U.S. dollars except of share and per share data)

REVENUES:
Voyage revenue	$426,348	$399,939	$353,151
EXPENSES:
Voyage expenses	(3,735)	(3,075)	(2,076)
Voyage expenses—related parties (Note 3)	—	—	(410)
Vessels’ operating expenses	(148,350)	(114,515)	(102,771)
Charter agreement early termination fee (Note 9)	—	—	(9,500)
General and administrative expenses	(2,238)	(1,236)	(1,224)
General and administrative expenses-related parties (Note 3)	(370)	(480)	—
Management fees-related parties (Note 3)	(13,541)	(12,231)	(11,256)
Amortization of dry-docking and special survey costs (Note 7)	(6,722)	(7,986)	(8,465)
Depreciation (Note 6)	(72,256)	(71,148)	(70,887)
Gain on sale of vessels (Note 6)	95	2,854	9,588
Foreign exchange gains / (losses)	235	(535)	(273)
Other operating income	37	—	—

Operating income	179,503	191,587	155,877

OTHER INCOME (EXPENSES):
Interest income	5,575	2,672	1,449
Interest and finance costs (Note 12)	(68,420)	(86,817)	(71,949)
Other	109	3,892	306
Gain (loss) on derivative instruments (Note 14)	(16,988)	5,595	(4,459)

Total other income (expenses)	(79,724)	(74,658)	(74,653)

Net Income	$99,779	$116,929	$81,224

Earnings per common share, basic and diluted (Note 11)	$2.12	$2.49	$1.65

Weighted average number of shares, basic and diluted	47,000,000	47,000,000	49,113,425

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
For the years ended December 31, 2008, 2009 and 2010

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
		# of shares	Par value
	(Expressed in thousands of U.S. dollars except of share and per share data)
BALANCE, January 1, 2008		—	—	80,260	—	441,193	521,453
- Net income	99,779	—	—	—	—	99,779	99,779
- Stockholders’ contributions to predecessor companies		—	—	20,255	—	—	20,255
- Dividends paid by the predecessor companies		—	—	—	—	(10,778)	(10,778)
- Contribution of shares of predecessor companies and the extinguishment of bank debt of predecessor companies less assets received in exchange for the issuance of 1,000,000 shares of common stock with $0.0001 par value (Note 1)		1,880,000	—	222,167	—	(363,057)	(140,890)
- Distribution to Stockholders in connection with the MSA (Note 1)		—	—	—	—	(400,000)	(400,000)
- Unrealized loss on cash flow hedges and unrealized gain on securities available for sale, net	(103,369)	—	—	—	(103,369)	—	(103,369)
- Stockholders’ contributions		—	—	2,800	—	—	2,800

- Comprehensive loss	(3,590)

BALANCE, December 31, 2008		1,880,000	—	325,482	(103,369)	(232,863)	(10,750)
- Net income	116,929	—	—	—	—	116,929	116,929
- Contribution of shares of Uriza Shipping Co. (Note 3)		—	—	46,552	—	—	46,552
- Dividends declared		—	—	—	—	(40,230)	(40,230)
- Unrealized gain on cash flow hedges and unrealized gain on securities available for sale, net	42,721	—	—	—	42,721	—	42,721

- Comprehensive income	159,650

BALANCE, December 31, 2009		1,880,000	—	372,034	(60,648)	(156,164)	155,222
- Common Stock Issuance		45,120,000	5	2,395			2,400
- Initial Public Offering proceeds, net		13,300,000	1	145,542			145,543
- Net income	81,224					81,224	81,224
- Unrealized loss on cash flow hedges and unrealized gain on securities available for sale, net	(22,247)				(22,247)		(22,247)

- Comprehensive income	58,977

BALANCE, December 31, 2010		60,300,000	6	519,971	(82,895)	(74,940)	362,142

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2009	2010
	(Expressed in thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income:	$99,779	$116,929	$81,224
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	72,256	71,148	70,887
Amortization of financing costs	964	746	1,827
Amortization of deferred drydocking and special survey	6,722	7,986	8,465
Amortization of unearned revenue	(1,636)	(3,378)	(650)
Loss (gain) on derivative instruments	16,657	(5,595)	4,459
Gain on sale of vessels	(95)	(2,854)	(9,588)
Gain on sale of investments	(341)	(108)	(148)
Changes in operating assets and liabilities:
Receivables	705	(2,039)	(225)
Due from related parties	95,274	4,538	7,009
Inventories	(1,303)	1,108	1,945
Claims receivable	(3,148)	2,472	(71)
Prepayments and other	137	431	(763)
Accounts payable	(4,406)	4,996	(4,694)
Due to related parties	270	6,983	(7,253)
Accrued liabilities	(4,210)	(8,447)	1,995
Unearned revenue	(4,088)	(3,906)	529
Other liabilities	(3,779)	(692)	(701)
Drydockings	(23,362)	(6,051)	(12,705)
Accrued charter revenue	1,122	(22,374)	(13,596)

Net Cash provided by Operating Activities	247,518	161,893	127,946

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances for vessel acquisitions	—	(47,903)	(3,830)
Vessels acquisitions / Additions to vessel cost	(104,194)	(8,864)	(50,781)
Purchase of available for sale securities	(56,881)	—	—
Proceeds from sale of available for sale of securities	21,674	21,421	8,030
Proceeds from the sale of vessels	1,100	48,157	22,731

Net Cash provided by (used in) Investing Activities	(138,301)	12,811	(23,850)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Initial Public Offering, net of related expenses	—	—	148,827
Initial Public Offering costs	—	—	(3,284)
Stockholders’ contributions	23,055	—	2,400
Proceeds from long-term debt	1,161,413	30,000	—
Repayment of long-term debt	(734,391)	(124,355)	(93,856)
Payment of financing costs	(4,387)	(150)	(3,256)
Dividends paid to stockholders of predecessor companies	(10,778)	—	—
Dividends paid	—	(30,230)	(10,000)
Debt repaid, net of assets acquired in reorganization (Note 1)	(140,890)	—	—
Distribution paid to stockholders with reorganization (Note 1)	(269,000)	(131,000)	—
(Increase) decrease in restricted cash	(47,551)	3,051	2,565

Net Cash provided by (used in) Financing Activities	(22,529)	(252,684)	43,396

Net increase / (decrease) in cash and cash equivalents	86,688	(77,980)	147,492
CASH AND CASH EQUIVALENTS at beginning of the year	3,574	90,262	12,282
CASH AND CASH EQUIVALENTS at end of the year	$90,262	$12,282	$159,774

SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest, net of amounts capitalized	$71,376	$52,176	$19,896

Non-cash financing activities:
Fair value of charters assumed in acquisition of vessels	$2,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos Family (Vasileios Konstantakopoulos and his three sons Messrs Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. At the time of the transaction the predecessor companies and Costamare were under the common control of the Family, there was no change in ownership or control of the business and, as a result, the transaction was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Costamare from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Costamare and its wholly owned subsidiaries were consolidated for all periods presented.

On November 4, 2010, Costamare completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share. The net proceeds of the initial public offering were $145,543.

As of December 31, 2009 and 2010 the Company owned and operated a fleet of 44 and 43 container vessels with a total carrying capacity of approximately 214,117 TEU and 218,584 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2009 and 2010, Costamare had 58 and 69 wholly-owned subsidiaries, all incorporated in the Republic of Liberia out of which 14 sold their vessels in 2009 and 2010 and became dormant and eleven were established in 2010 to be used for the acquisition of five newbuilds and six secondhand containerships (Note 6 and Note 16).

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation,” (formerly Accounting Research Bulletin (“ARB”) No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The Holding Company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2009 and 2010, no such interest existed.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Other Comprehensive Income (loss): The Company follows the provisions of ASC 220 “Comprehensive Income” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. In 2008, other comprehensive income (loss) decreased with losses of $103,369, in 2009, other comprehensive income (loss) increased with gains of $42,721 and in 2010, other comprehensive income (loss) decreased with losses of $22,247 relating to the change of the fair value of derivatives that qualify for hedge accounting and the fair value of bonds. For the years ended December 31, 2008, 2009 and 2010, comprehensive income (loss) amounted to $(3,590), $159,650 and $58,977, respectively.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Restricted Cash: Restricted cash is additional minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements. Restricted cash includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment.

(g) Receivables: The amount shown as receivable, at each balance sheet date, includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2009 and 2010.

(h) Inventories: Inventories consist of bunkers, lubricants and spare parts (propellers and tail shafts), which are stated at the lower of cost or market on a consistent basis. Cost incurred to bring inventories to their present location and condition is determined by the first in, first out method.

(i) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the claim is not subject to litigation.

(j) Available-for-Sale Securities: Investments consisting of marketable government bonds (see Note 4) are classified as available-for-sale securities, and reported at fair value as determined based on quoted market prices. Those investments with maturities of less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. Unrealized gains and losses are reported in accumulated other comprehensive income, with realized gains and losses recognized upon sale of the security and reported in investment income.

(k) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (in the range of $0.150 to $0.250 per light weight ton). Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(l) Accrued Charter Revenue/Unearned Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(m) Impairment of Long-Lived Assets: The Company uses ASC 360 “Property plant and equipment” (formerly SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

As of December 31, 2009 and 2010, the Company concluded that, as conditions in the worldwide shipping industry remain highly volatile, indicators existed which triggered the existence of potential impairment of its long-lived assets. These indicators included deterioration in the spot market, vessels’ market values and the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their respective carrying value. The Company’s strategy is mainly to charter its vessels under long term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization, and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 4.0% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.9% (in line with the average world Consumer Price Index forecasted), planned drydocking and special survey expenditures, management fees expenditures which are adjusted every year, after November 4, 2012 as provided under the Company’s management agreements, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned drydockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $0.150 to $0.250 per light weight ton in accordance with our vessels’ depreciation policy.

The Company’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009 and 2010, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2010, 2009 or 2008.

(n) Reporting Assets held-for-sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2009, the vessel MSC Germany was classified as held-for-sale (Note 6).

(o) Accounting for Special Survey and Drydocking Costs: The Company follows the deferral method of accounting for special survey and drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the drydocking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized drydocking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written off to the income statement.

(p) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

(q) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(r) Voyage Revenues: Voyage Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the sea passage for the next fixed cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non- cancelable charter agreement between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Revenues for 2008, 2009 and 2010 derived from significant charterers (in percentages of total revenues) were as follows:

	2008	2009	2010
A	18%	18%	19%
B	38%	38%	37%
C	15%	17%	19%
D	7%	8%	10%

Total	78%	81%	85%

(s) Voyage Expenses: Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, and commissions and fees, which are always paid for by the Company, regardless of the charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(t) Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(u) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

The Company, at each reporting date, formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge’s inception and, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging” (formerly FAS133).

The Company also enters forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(v) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2010.

(w) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS 157), which defines, and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations (Notes 14 and 15).

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

ASC 825 “Financial Instruments” (formerly SFAS 159), permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already so reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this standard.

(x) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(y) Recent Accounting Pronouncements: In December 2007, the Financial Accounting Standard Board (the “FASB”) issued new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance became effective for the Company for the fiscal year beginning January 1, 2009 and did not have any impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent events”, which established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. These standards introduce the concept of financial statements being available to be issued. The Company has adopted ASC 855 for the financial period ended December 31, 2009. The adoption of this Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, Subsequent Events (Topic 855), which amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendment removes the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. The amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of ASU 2010-09 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS 166), “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”, (now included in ASC 860) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of ASC 860 did not have a material effect on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, improving financial reporting by enterprises involved with variable interest entities. SFAS

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

No. 167 is now included in the ASC 810, “Consolidation.” SFAS No. 167 addresses (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” already codified in ASC 810 “Consolidation,” SFAS No. 167 addresses (1) the effects on certain provisions as a result of the elimination of the qualifying special-purpose entity concept, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. SFAS No. 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this guidance did not have a material effect on the consolidated financial position or results of operations.

In June 2009, the FASB issued revised guidance on the consolidation of VIEs. The revised guidance replaces the quantitative-based risks and rewards calculation for determining the primary beneficiary of a VIE with a qualitative approach that focuses on identifying which enterprise has a controlling financial interest in a VIE. The adoption of this guidance did not have a material effect on the consolidated financial position or results of operations or cash flows. As of December 31, 2010 and 2009, no such interest existed.

In June 2009, the FASB issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the “Statement”). The objective of the Statement is to establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of dis-aggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The adoption of this guidance did not have any impact on its financial position or results of operations.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. With effect from the consummation of the Company’s Initial Public

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

Offering on November 4, 2010 (Note 1), Costamare Shipping receives (i) a daily fee of $0.850 for each containership that is subject to any charter other than a bareboat charter ($0.700 prior to November 4, 2010,) and $0.425 in the case of a containership subject to a bareboat charter, pro rated for the calendar days the Company owns each containership, for providing the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of officers (but not for payment of such officer’s compensation). With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives an aggregate of $1,000 annually for the services of the officers presently supplied to the Company. For 2010, this amount has been pro-rated for the period from November 4 through December 31. Furthermore Costamare Shipping is providing the Company’s vessels flying the Greek and the Hong Kong flags, with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services, subcontracting the technical management of the latter to Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. The Company also pays to Costamare Shipping (ii) a flat fee of $700 per newbuild vessel for the supervision of the construction of any newbuild vessel contracted by the Company and (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek and Hong Kong under separate commercial management agreements with each respective ship-owning company. The technical management of such vessels is performed by CIEL Shipmanagement S.A. (“CIEL”), a related party company, pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee.

The initial term of the management agreement expires on December 31, 2015 and automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point it will expire. The management fee per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination, provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by the Manager in 2008, 2009 and 2010 amounted to $10,695, $9,521, and $8,902 respectively, and are included in management fees-related parties in the accompanying consolidated statements of income. In addition following the consummation of the Company’s Initial Public Offering on November 4, 2010, the Manager charged (i) $410, representing a fee of 0.75% on all gross revenues, as provided in the management agreements and is separately reflected in the accompanying 2010 consolidated statement of income and (ii) $159 for the services of the Company’s officers in aggregate and is included in General and administrative expenses in the accompanying 2010 consolidated statement of income.

The balance due from the Manager at December 31, 2010 amounted to $504 and is included in Due from related parties in the accompanying 2010 consolidated balance sheet. The balance due to the Manager at December 31, 2009 amounted to $7,253 and is separately reflected in Due to related parties in the accompanying 2009 consolidated balance sheet.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 14 (b) (ii) at its then fair value which was a liability of $7,887. The amount was payable by Costamare Shipping within 30 months from September 5, 2008 and was included in Due from related parties in the accompanying 2009 consolidated balance sheet. The amount was paid by the Manager on December 1, 2010.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Mr. Dimitrios Lemonidis, CIEL’s chief executive officer. CIEL is not part of the consolidated group of the Company, but is a related party. CIEL provides the Company’s vessels flying flags other than Greek and Hong Kong a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between CIEL and each ship owning company, in exchange for a daily fixed fee of $0.600 per vessel (2009: $0.600, 2008: $0.600). Management fees charged by CIEL in 2008, 2009 and 2010 amounted to $2,846, $2,570 and $2,314 respectively, and are included in management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2009 and 2010, amounted to $419 and $793, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. Furthermore, in November 2008, following the sale of Windward, CIEL charged $20 for accounting and administrative fees, in 2009, following the sale of the vessels MSC Romania II, MSC Venice, MSC Austria, MSC Togo, Gentle and Gem and following the re-flagging of Horizon, CIEL charged $140 for accounting and administrative fees ($20 per vessel) and in 2010, following the sale of the vessels MSC Germany and MSC Mexico, CIEL charged $40 ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income.

(c) Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a related company incorporated in Peoples’ Republic of China in September 2004, where the Company’s chairman and chief executive officer holds 70% interest, and as such is not part of the consolidated group of the Company, but is a related party. The technical and crew management, as well as the procurement operation of certain of the Company’s vessels that fly the Hong Kong flag has been subcontracted from the Manager to Shanghai Costamare. During 2008, 2009 and 2010, Shanghai Costamare billed the Company $370, $480 and $nil, respectively, for market analysis and research services which are separately reflected in the accompanying consolidated statements of income. The balance due to Shanghai Costamare at December 31, 2009 and 2010, was $nil and $nil, respectively.

(d) Vessels’ sale to affiliated companies: In August and September 2009, the Company sold the vessels Gem and Gentle, including their charter parties, to a related company, wholly owned by Vasileios Konstantakopoulos, for an aggregate amount of $25,000 and realized an aggregate loss of $137 which is included in Gain (loss) on sale of vessels in the accompanying 2009 consolidated statement of income.

(e) Under construction vessel—Hull H1512A: In June 2009, the Family, being the shareholders of Uriza Shipping Co., owner of under construction vessel Hull H1512A, transferred their shares of Uriza Shipping Co. to the Company. The shipbuilding contract price amounted to $116,000 and as of December 31, 2009, the amount of $92,000 was paid to the shipyard and is included in Advances for vessel acquisitions in the accompanying 2009 consolidated balance sheet. In May 2010, the Company paid to the shipyard the amount of $24,000, and took delivery of the newbuild vessel MSC Navarino (renamed Hyundai Navarino in January 2011).

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

4. Investments:

During 2008, the Company purchased bonds issued by the US Government and by the Province of Ontario as follows:

(a) In October 2008, two bonds issued by the US Government with principal amount of $45,000 at a purchase price of $45,686 in the aggregate. The US Government bonds have Coupon rates at 2.375% and 2.000% and mature in August and September 2010, respectively.

(b) In December 2008, two bonds issued by the Province of Ontario with principal amount of $11,000 at a purchase price of $11,195 in the aggregate. The two Province of Ontario bonds have Coupon rates at 3.125% and 2.750% and mature in September 2010 and February 2011, respectively.

As at December 31, 2009, the Company held the following bonds at fair value:

Issuer	Principal amount	Invested amount	Coupon rate	Maturity	Market Value December 31, 2009
Current assets:
US Government	3,000	3,041	2.000%	September 30, 2010	3,051
Province of Ontario	5,000	5,112	3.125%	September 8, 2010	5,137

Total	8,000	8,153			8,188

Non-current assets:
Province of Ontario	6,000	6,083	2.750%	February 22, 2011	6,190

Total	6,000	6,083			6,190

As at December 31, 2010, the Company held the following bonds at fair value:

Issuer	Principal amount	Invested amount	Coupon rate	Maturity	Market Value December 31, 2010
Current assets:
Province of Ontario	6,000	6,083	2.750%	February 22, 2011	6,080

Total	6,000	6,083			6,080

The total fair value change of the bonds for the year ended December 31, 2008 amounted to an unrealized gain of $316 which is included in Other Comprehensive Income (loss). The total fair value change of the bonds for the year ended December 31, 2009 amounted to an unrealized gain of $15 which is included in Other Comprehensive Income (loss). Following the maturity of the bonds in 2010, $228 was transferred from Other Comprehensive Income (loss), to Interest income in the accompanying 2010 consolidated statement of income. The fair value change of the bonds held by the Company at December 31, 2010 amounted to an unrealized loss of $110 which is included in Other Comprehensive Income (loss).

5. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2010
Bunkers	—	133
Lubricants	9,912	7,893
Spare parts	1,567	1,508

Total	11,479	9,534

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2008	1,985,386	(457,703)	1,527,683
- Vessel acquisitions and other vessels’ costs	117,694	—	117,694
- Depreciation	—	(72,256)	(72,256)
- Disposals	(5,500)	4,495	(1,005)

Balance, December 31, 2008	2,097,580	(525,464)	1,572,116
- Depreciation	—	(71,148)	(71,148)
- Transfer to assets held for sale	(1,810)	—	(1,810)
- Vessel acquisitions and other vessels’ cost	8,864	—	8,864
- Disposals	(66,860)	24,482	(42,378)

Balance, December 31, 2009	2,037,774	(572,130)	1,465,644
- Depreciation	—	(70,887)	(70,887)
- Vessel acquisitions and other vessels’ cost	146,246	—	146,246
- Disposals	(35,160)	25,767	(9,393)

Balance, December 31, 2010	2,148,860	(617,250)	1,531,610

In November 2008, the Company scrapped the vessel Windward for $1,100, net of brokerage commissions and other expenses. The realized gain of $95 is separately reflected in the accompanying 2008 consolidated statement of income.

In August and September 2009, the Company acquired the secondhand container vessels Gifted and Genius at an aggregate price of $8,270.

In August and September 2009, the Company sold the container vessels Gem and Gentle to a related company (Note 3) at an aggregate price of $25,000 and realized an aggregate loss of $137 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income.

During 2009, the Company sold for scrap the container vessels MSC Austria, Liguria, City of Glasgow, MSC Togo, MSC Yokohama, MSC Venice, MSC Romania II and MSC Antwerp at an aggregate price of $23,157 and realized an aggregate capital net gain of $2,991 which is included in Gain (loss) on sale of vessels, net in the accompanying 2009 consolidated statement of income.

During the year ended December 31, 2010, the Company sold for scrap the container vessels MSC Germany (held for sale at December 31, 2009 and delivered to her scrap buyers on January 4, 2010), MSC Toba, MSC Mexico and MSC Sicily at an aggregate price of $22,731 and realized an aggregate gain of $9,588 which is included in Gain (loss) on sale of vessels, net in the accompanying 2010 consolidated statement of income.

On May 6, 2010, the Company took delivery from the ship-yard of the newbuilding container vessel MSC Navarino (renamed Hyundai Navarino in January 2011) at a total cost of $122,230 (Note 3).

On September 21, 2010, the Company contracted (subject to the conclusion of a Loan agreement) with a shipyard for the construction and purchase of three newbuilding containerships, each of approximately 9,000 TEU capacity, for a price of approximately $95,080 per newbuild, to be paid in five equal installments (Note 16(c)). These three newbuilds are scheduled to be delivered between November 2013 and January 2014, and the Company entered into ten year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

On September 23, 2010, the Company contracted to acquire four 3,351 TEU secondhand containerships built between 1990 and 1992 at a purchase price of $11,250 per containership. All of the four containerships, Karmen, Rena, Marina (formerly named Zim Hong Kong) and Konstantina (formerly named Zim Israel), were delivered to the Company on November 10, 2010, November 22, 2010, February 28, 2011 and March 16, 2011 (Note 16), respectively.

On December 2, 2010, the Company contracted to acquire the 2,020 TEU secondhand containership MSC Pylos (formerly named Oranje), built in 1991 at a purchase price of $7,500. The containership was delivered to the Company on January 7, 2011 (Note 16(b)).

On December 8, 2010, the Company contracted to acquire the 1,162 TEU secondhand containership Zagora, built in 1995 at a purchase price of $8,300. The containership was delivered to the Company on January 28, 2011 (Note 16(b)).

In 2010, the Company made an advance payment of $3,830 for the acquisition of the vessels MSC Pylos (formerly named Oranje), Zagora, Marina (formerly named Zim Hong Kong) and Konstantina (formerly named Zim Israel). The amount is separately reflected in the accompanying 2010 consolidated balance sheet as advances for vessels acquisitions.

As of December 31, 2010, all of the Company’s vessels, with the exception of one vessel, were operating under time charters, the last of which expires in April 2020. As of December 31, 2010, six of the Company’s vessels, having total carrying value of $13,588 were fully depreciated.

Thirty of the Company’s vessels, having a total carrying value of $1,230,108 as of December 31, 2010, have been provided as collateral to secure the long-term debt discussed in Note 8.

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2007	1,181	13,164	14,345
- Additions	4,387	23,362	27,749
- Amortization	(498)	(6,487)	(6,985)
- Write-off	(466)	(235)	(701)

Balance, December 31, 2008	4,604	29,804	34,408
- Additions	150	6,051	6,201
- Amortization	(688)	(7,986)	(8,674)
- Write-off	(58)	(3,217)	(3,275)
- Transfer to asset held for sale	—	(1,141)	(1,141)

Balance, December 31, 2009	4,008	23,511	27,519
- Additions	3,256	12,705	15,961
- Amortization	(1,827)	(8,465)	(10,292)
- Write-off	—	(2,321)	(2,321)

Balance, December 31, 2010	5,437	25,430	30,867

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 8. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During 2008, 2009 and 2010, 15 vessels, 6 vessels and 12 vessels, respectively, underwent their special survey.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

8. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)			2009	2010
1.	Credit Facility		881,758	845,758

2.	Term Loans:
	1.	Lang Shipping Co	4,900	—
	2.	Mera Shipping Co., Convey Shipping Co., Douro Shipping Co., Cornas Shipping Co.	6,135	—
	3.	Costis Maritime Corporation and Christos Maritime Corporation	136,500	127,500
	4.	Mas Shipping Co	71,500	68,000
	5.	Montes Shipping Co. and Kelsen Shipping Co	134,000	126,000
	6.	Marathos Shipping Inc	13,300	9,500
	7.	Capetanissa Maritime Corporation	75,000	70,000
	8.	Rena Maritime Corporation	72,500	67,500
	9.	Bullow Investments Inc	10,000	6,500
	10.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., Volk Shipping Co	30,000	20,979
	11.	Costamare Inc.	—	—

			553,835	495,979

		Total	1,435,593	1,341,737
		Less-current portion	(93,856)	(114,597)

		Long-term portion	1,341,737	1,227,140

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement, with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. From the Facility proceeds $631,340 were used to repay existing indebtedness. The Facility is comprised (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The outstanding balance of the Facility at December 31, 2010 is repayable in 30 variable, consecutive quarterly installments, the first two in an amount of $9,000 each and the remaining 28 to be calculated following the amalgamation of the Facility’s compounds on June 30, 2011, using a formula specified in the agreement. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the loan. As of December 31, 2010 the Company had drawn $936,413. Following the repayment of the amount of $10,655 discussed above the undrawn balance of the Facility as of December 31, 2010 totaled $74,242.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility which provides for the following, during a two-year period ending December 31, 2011, (i) the relaxation of the Security Requirement and during this period the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding, maintained in accordance with the Facility, is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which, amounting to $ 2,995 was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and is amortized through December 31, 2011, and (iii) no payments of dividends without the lender’s prior consent in case the Company remains private. In case the Company becomes public and subject to no Event of Default having occurred and being continuing, no such lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

Furthermore, the second supplemental agreement provides that the undrawn amount of the Facility at June 15, 2010, if and when drawn, will be drawn at increased margin over LIBOR.

The Facility, as of December 31, 2010, was secured, among other things, with first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and the term loan described under 8.2.4 below include among others, financial covenants requiring (i) the ratio of total liabilities (after deducting cash and cash equivalents) to market value adjusted total assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000.

2. Term loans:

1. In September 2008, Lang Shipping Co. entered into a loan agreement with a bank for an amount of up to $10,450, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessel MSC Challenger. The loan was repaid on November 18, 2010.

2. In August 2008, Mera Shipping Co., Convey Shipping Co., Douro Shipping Co. and Cornas Shipping Co. entered into a loan agreement with a bank for an amount of up to $16,088, in order to partly finance, as part of the internal reorganization process (Note 1), the acquisition cost of the vessels MSC Sierra, MSC Austria, MSC Germany and MSC Mexico. The loan was repaid on November 18, 2010.

3. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at December 31, 2010, the outstanding balance of the loan of $127,500 is repayable in 15 equal semi-annual installments of $4,500, each from May 2011 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

4. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2010, the outstanding balance of the loan of $68,000 is repayable in 15 variable semi-annual installments from February 2011 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

5. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2010, the outstanding balance of the loan of $126,000 is repayable in 14 semi-annual installments of $6,000 each from June 2011 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

6. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at December 31, 2010, the outstanding balance of the loan of $9,500 is repayable in 5 equal semi- annual installments of $1,900 each, from February 2011 to February 2013.

7. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2010, the outstanding balance of the loan of $70,000 is repayable in 16

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

equal semi-annual installments of $2,500 each from February 2011 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

8. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2010, the outstanding balance of the loan of $67,500 is repayable in 15 equal semi-annual installments of $2,500 each from February 2011 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

9. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at December 31, 2010, the outstanding balance of the loan of $6,500 is repayable in 5 variable semi-annual installments from February 2011 to February 2013.

10. In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. As at December 31, 2010, the outstanding balance of the loan of $20,979 is repayable in 4 semi-annual installments of $3,811 each from June 2011 to December 2012 and a balloon payment of $5,735 payable together with the last installment.

11. On November 19, 2010, the Company entered into a term loan agreement with a bank for an amount of up to $120,000, which will be available for drawing for a period up to 18 months. The Company intends to use this term loan facility to finance the acquisition of additional newbuild or secondhand containerships, or to refinance existing containerships in its fleet.

The term loans discussed above bare interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the borrowers vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after December 31, 2010, are as follows:

Year ending December 31,	Amount
2011	114,597
2012	149,011
2013	132,503
2014	129,978
2015	130,103
2016 and thereafter	685,545

1,341,737

The interest rates of Costamare’s long-term debt at December 31, 2008, 2009 and 2010 were in the range of 3.37%–6.11%, 1.56%–6.75% and 1.31%–6.75%, respectively. The weighted average interest rate as at December 31, 2008, 2009 and 2010 was 4.52%, 4.30% and 4.59%, respectively.

Total interest expense incurred on long-term debt for 2008, 2009 and 2010 amounted to $60,930, $47,518 and $19,484, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amounts $466 and $1,616 for 2009 and 2010, respectively, was capitalized and is included in Vessels, net in the accompanying 2009 and 2010 consolidated balance sheets.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

9. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2009 and 2010, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rates. As at December 31, 2009, the accrued charter revenue amounted to $23,266 (including the current portion of $3,218 which is separately reflected in current assets in the accompanying 2009 consolidated balance sheet). As at December 31, 2010, the accrued charter revenue amounted to $36,862 (including the current portion of $22,413 which is separately reflected in current assets in the accompanying 2010 consolidated balance sheet) and matures as follows:

Year ending December 31,	Amount
2011	22,413
2012	11,433
2013	481
2014	2,535

36,862

In December 2010, the Company paid the amount of $9,500 to MSC, compensating MSC for the early termination of the MSC Navarino (renamed Hyundai Navarino in January 2011) charter agreement. The compensation is separately reflected in the accompanying 2010 consolidated statement of income.

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2009 and 2010 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of two vessels in 2007, with charter parties assumed at values below their fair market value at the date of delivery of the vessels.

	2009	2010
Hires collected in advance	1,201	2,015
Charter revenue resulting from varying charter rates	285	—
Unamortized balance of charters assumed	1,865	1,215

Total	3,351	3,230
Less current portion	(2,136)	(2,580)

Non-current portion	1,215	650

10. Commitments and Contingencies:

(a) Long-term time charters: The Company has entered into time charter arrangements on all of its vessels with international liner operators. These arrangements as at December 31, 2010, have remaining terms of up to 112 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel, and the earliest redelivery dates possible, based on vessels’ committed to non-cancelable, long-term time charter contracts, are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

Year ending December 31,	Amount
2011	345,279
2012	292,834
2013	239,777
2014	229,776
2015	228,257
2016 and thereafter	523,736

1,859,659

(b) As at December 31, 2010, as further disclosed in Note 6 the Company has entered into agreements for the acquisition of the secondhand container vessels Konstantina (formerly named Zim Israel), Marina (formerly named Zim Hong Kong), MSC Pylos (formerly named Oranje) and Zagora. As of December 31, 2010, the aggregate amount due until the delivery of the four secondhand vessels is $34,470, payable within 2011 (Note 16).

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

11. Common Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock at December 31, 2010, consists of 1,000,000,000 shares of common stock, par value $0.0001 per share of which 60,300,000 shares were issued and outstanding and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend discussed above.

On July 20, 2010, pursuant to a rights offerings authorized by the Board of Directors on July 14, 2010, the Company issued 45,120,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 47,000,000 shares of common stock.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share. The net proceeds of the Initial Public Offering were $145,543.

(b) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the net proceeds obtained for those shares.

12. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2008	2009	2010
Interest expense	60,930	47,518	19,484
Interest capitalized	—	(466)	(1,616)
Swap effect	2,784	34,556	51,839
Amortization and write-off of financing costs	964	746	1,827
Commitment fees	744	173	188
Swap unwound	—	1,486	—
Loans breakage cost	2,630	2,555	—
Bank charges and other	368	249	227

	68,420	86,817	71,949

13. Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. Applicable Tax is 4% of 50% of United States related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption as they satisfy the relevant requirements because (i) the relevant vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to US corporations and (ii) over 50% of the ultimate shareholders of the relevant vessel owning companies are residents of a country granting an equivalent exemption to US persons.

14. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

The interest rate swap agreements designed as hedging instruments, as of December 31, 2009 and 2010, were as follows:

Contract trade date	Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)		Floating rate (Costamare receives)	Fair value Dec. 31, 2009	Fair value Dec. 31, 2010
22/05/2008	30/06/2008	30/06/2015	425,000	4.03	% p.a.	USD LIBOR 3M BBA	(24,277)	(31,229)
22/05/2008	30/06/2008	30/06/2015	75,000	4.03	% p.a.	USD LIBOR 3M BBA	(4,284)	(5,511)
3/09/2008	30/9/2008	30/06/2015	100,000	4.09	% p.a.	USD LIBOR 3M BBA	(5,929)	(7,542)
4/09/2008	30/9/2008	30/06/2015	250,000	4.02	% p.a.	USD LIBOR 3M BBA	(13,726)	(18,639)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88	% p.a.	USD LIBOR 6M BBA	(3,678)	(4,993)
13/05/2008	16/5/2008	16/05/2014	75,000	3.88	% p.a.	USD LIBOR 6M BBA	(3,678)	(4,993)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57	% p.a.	USD LIBOR 6M BBA	(3,076)	(3,666)
13/02/2008	17/6/2008	17/06/2013	73,000	3.57	% p.a.	USD LIBOR 6M BBA	(3,076)	(3,666)
30/11/2006	21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*			(7,685)	(10,190)
11/03/2008	4/08/2008	5/08/2013	74,000	3.60	% p.a.	USD LIBOR 6M BBA	(3,637)	(4,526)

			1,305,000			Total fair value	(73,046)	(94,955)

*

Notional amount $85,000 amortizing zero-cost collar (2.23%–6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10 year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

The total fair value change of the interest rate swaps, qualifying for hedge accounting, for the year ended December 31, 2010, amounted to a loss of $21,909, for the year ended December 31, 2009 amounted to a gain of $42,995 and for the year ended December 31, 2008 amounted to a loss $114,564. The effective portion for the year ended December 31, 2010 was a loss of $21,909, for the year ended December 31, 2009 was a gain of $42,706 and for the 2008 period of the hedge amounted to a loss of $103,685 and are included in Other Comprehensive Income (loss). The ineffective portion for the year ended December 31, 2010 was nil, for the year ended December 31, 2009 was a gain of $289 and the 2008 period of the hedge was a loss of $10,879, net of a gain of $1,607.

The gain of $1,607 represents the fair value change of the two interest rate swaps that are described in the first two rows in the above table for the period from their trade date (May 2008) up to the date that were designated effective for hedge accounting (August 2008).

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 8 and the term loans discussed in Note 8.2.3, 8.2.4, 8.2.5 and 8.2.8.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2009 and 2010, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically:

(i) Notional amount $100,000 non-amortizing interest rate swap agreement concluded on November 21, 2008 (with effective date on November 25, 2008) for a period of 10 years through November 26, 2018. Under the agreement the Company pays fixed rate at 3.33% and receives floating rate at six- months LIBOR. In January 2009 the Company unwound this interest rate swap and realized a loss of $1,486 which is included in Interest and finance costs in the accompanying 2009 consolidated statement of income.

(ii) Notional amount $100,000 non-amortizing zero-cost collar (1.37%—6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (2008: liability of $11,460) (Note 3 (a)). At December 31, 2009, the fair value of this swap was a liability of $8,114 resulting a gain of $3,346 which is included in Gain (loss) on derivative instruments in the accompanying 2009 consolidated statement of income. At December 31, 2010, the fair value of this swap was a liability of $12,987 resulting a loss of $4,873 which is included in Gain (loss) on derivative instruments in the accompanying 2010 consolidated statement of income.

Furthermore in May and September 2008, the Company concluded two interest rate swap agreements of notional amount $45,800 and $77,500 each, which were terminated on August and September 2008, respectively, for an aggregate gain of $2,082 which is included in interest income in the accompanying 2008 consolidated statement of income.

In the year ended December 31, 2010, the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) above was $nil (2009: $nil, 2008: loss of $331) and is included in Gain (loss) on derivative instruments in the accompanying 2008 consolidated statement of income.

(c) Foreign currency agreements: As of December 31, 2010, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $36,000 at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totaling $12,000 at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

As of December 31, 2008, the Company was engaged in 30 forward Euro/U.S. dollar contracts totaling $81,000 at an average forward rate of Euro/U.S. dollar 1.3225 expiring in monthly intervals in 2009. Out of the 30 forward Euro/U.S. dollar contracts in 24 contracts the Company has the “sell” position (notional amount $54,000) and in six contracts the Company has the “buy” position (notional amount $27,000).

The total change of forward contracts fair value for the year ended December 31, 2010 was a gain of $414, for the year ended December 31, 2009 was a loss of $2,594 and for the year ended December 31, 2008 was a gain of $2,636 and are included in Gain/(loss) on derivative instruments in the accompanying consolidated statements of income.

15. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 8.

(b) Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investment discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 14(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2009 and 2010, the fair value of these interest rate swaps in aggregate amounted to a liability of $81,160 and $107,942, respectively.

The fair market value of the forward contracts discussed in Note 14(c) determined through Level 2 of the fair value hierarchy, as at December 31, 2009 and 2010, amounted to an asset of $44 and $458, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	44	—	44	—
Interest rate swaps—liability position	(81,160)	—	(81,160)	—
Investments—asset position	14,378	14,378	—	—

Total	(66,738)	14,378	(81,116)	—

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	458	—	458	—
Interest rate swaps—liability position	(107,942)	—	(107,942)	—
Investments—asset position	6,080	6,080	—	—

Total	(101,404)	6,080	(107,484)	—

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2010
(Expressed in thousands of U.S. dollars, except of share and per share data)

16. Subsequent Events:

(a) Declaration and payment of Dividends: In January 2011, the Company declared a dividend for the fourth quarter ended December 31, 2010, of $15,075 or $0.25 per share paid on February 4, 2011 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange (the “NYSE”) on January 28, 2011.

(b) Vessels’ deliveries: On January 7, 2011, January 28, 2011, February 28, 2011 and March 16, 2011 the Company took delivery of the containerships MSC Pylos (formerly named Oranje), Zagora, Marina (formerly Zim Hong Kong) and Konstantina (formerly named Zim Israel), respectively (Note 6).

(c) New credit facility: On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly owned subsidiaries of the Company, concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $203,343 for the financing part of the construction and acquisition cost of three newbuild vessels discussed in Note 6. The credit facility bears interest at LIBOR plus a spread.

(d) Newbuilding contracts: On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild containerships, each of approximately 9,000 TEU capacity, for a contract price per newbuild similar to the three newbuilds discussed in Note 6. These two newbuilds are scheduled to be delivered to the Company by the end of 2012. The total aggregate price for all five newbuild containerships including the three newbuilds discussed in Note 6 and in (c) above, each of approximately 9,000 TEU capacity, is $476,240, payable in installments until their delivery.

(e) Establishment of subsidiaries: On January 18, 2011 the Company established four wholly-owned subsidiaries, Leroy Shipping Co., Mansel Shipping Co., Nicky Shipping Co., and Odette Shipping Co., all incorporated in the Republic of Liberia, and were contracted to acquire four secondhand containerships as further discussed in (f) below. Furthermore, on January 18, 2011, the Company established one wholly-owned subsidiary, Percy Shipping Co., incorporated in the Republic of Liberia, to be used in future vessel acquisition.

(f) Secondhand vessels’ acquisitions:

(a) In January 2011, Leroy Shipping Co. contracted to acquire the secondhand containership Prosper (formerly named Forever Prosperity), 1,504 TEU, built in 1996 at a purchase price of $9,500. The containership was delivered to the Company on March 8, 2011.

(b) In February, 2011, Mansel Shipping Co., Nicky Shipping Co., and Odette Shipping Co. contracted to acquire three secondhand containerships, 2,024 TEU each, built in 1992, 1991 and 1991, respectively, at an aggregate purchase price of $30,000. The containerships are to be delivered to the Company by the end of March 2011.

(g) Sale of vessels: In February 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra and MSC Sudan at an aggregate price in the range of $19,500 to $21,000 depending on the delivery date to the scrap buyers, which results in an aggregate estimated gain ranging from $10,000 to $11,500 that will be included in 2011 consolidated statement of income. The vessels are to be delivered to their scrap buyers by May 31, 2011.

(h) Loan commitment letter: In February 2011, the Company obtained a commitment letter, subject to definitive documentation, for a term loan facility that would provide up to $140,000 to finance part of the pre-delivery and the delivery payments of the two newbuild containerships discussed in (d) above. This term loan facility is expected to have a repayment period of eight years from delivery of each newbuild.