Form 20-F
period 2011-12-31
Costamare Inc.
filed 2012-02-29
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2011, there were 60,300,000 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the financial stability of our counterparties, both to our time charters and our credit facilities, and the ability of such counterparties to perform their obligations;

•

our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•

our continued ability to enter into period time charters with our customers, including the re-chartering of vessels upon the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

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

ii

We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information—D. Risk Factors”. As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare Inc. for each of the five years in the five-year period ended December 31, 2011. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheets at December 31, 2010 and 2011, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$370,121	$426,348	$399,939	$353,151	$382,155
Expenses:
Voyage expenses	2,780	3,735	3,075	2,076	4,218
Voyage expenses—related parties	—	—	—	410	2,877
Charter agreement early termination fee	—	—	—	9,500	—
Vessels’ operating expenses	124,666	148,350	114,515	102,771	110,359
General and administrative expenses	466	2,608	1,716	1,224	4,958
Management fees—related parties	11,812	13,541	12,231	11,256	15,349
Amortization of dry-docking and special survey costs	3,095	6,722	7,986	8,465	8,139
Depreciation	50,710	72,256	71,148	70,887	78,803
Gain on sale of vessels	—	(95)	(2,854)	(9,588)	(13,077)
Foreign exchange gains / (losses)	579	(235)	535	273	(133)
Other income / (expenses)	301	(37)	—	—	—

Operating income	$175,712	$179,503	$191,587	$155,877	$170,662

Other Income (Expenses):
Interest income	$3,589	$5,575	$2,672	$1,449	$477
Interest and finance costs	(62,568)	(68,420)	(86,817)	(71,949)	(75,411)
Other	188	109	3,892	306	603
Gain (loss) on derivative instruments	(1,498)	(16,988)	5,595	(4,459)	(8,709)
Total other income (expenses)	$(60,289)	$(79,724)	$(74,658)	$(74,653)	$(83,070)

Net Income	$115,423	$99,779	$116,929	$81,224	$87,592

Earnings per common share, basic and diluted	$2.46	$2.12	$2.49	$1.65	$1.45
Weighted average number of shares, basic and diluted	47,000,000	47,000,000	47,000,000	49,113,425	60,300,000

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(Expressed in thousands of U.S. dollars, except for share and per share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$166,619	$247,518	$161,893	$127,946	$195,179
Net cash (used in) provided by investing activities	(257,550)	(138,301)	12,811	(23,850)	(283,758)
Net cash (used in) provided by financing activities	93,099	(22,529)	(252,684)	43,396	26,801
Net increase (decrease) in cash and cash equivalents	2,168	86,688	(77,980)	147,492	(61,778)
Dividends and distributions paid	(88,572)	(279,778)	(161,230)	(10,000)	(61,506)
BALANCE SHEET DATA (at period end)
Total current assets	$120,274	$121,495	$48,305	$211,212	$138,851
Total assets	1,674,665	1,815,500	1,710,300	1,828,782	1,982,545
Total current liabilities	177,575	287,534	183,271	184,788	226,589
Total long-term debt, including current portion	1,102,926	1,529,948	1,435,593	1,341,737	1,443,420
Total stockholders’ equity	521,453	(10,750)	155,222	362,142	329,986

	Average for the Year Ended December 31,
	2007	2008	2009	2010	2011

FLEET DATA
Number of vessels	46.2	52.8	47.3	42.4	47.8
TEU capacity	194,865	226,878	218,733	211,185	231,990

B. Capitalization and Indebtedness

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2011:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2011
(Expressed in thousands of U.S. dollars)
Cash and cash equivalents	$97,996

Restricted cash	$46,078

Debt:
Total long-term debt(1)(2)	$1,443,420

Stockholders’ equity:
Common stock, par value $0.0001 per share; 1,000,000,000 shares authorized on an actual basis and 1,000,000,000 shares authorized on an as adjusted basis; 60,300,000 shares issued and outstanding on an actual basis	$6
Additional paid-in capital	$519,971
Accumulated deficit	(48,854)
Accumulated other comprehensive loss	(141,137)

Total stockholders’ equity	329,986

Total capitalization	$1,773,406

(1)

We had $153.2 million of undrawn borrowing capacity under our committed credit facilities as of December 31, 2011. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities”.

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

Demand for containerships also declined significantly during 2008 and 2009. In late 2009 and 2010, there has been improvement on Far East-to-Europe and trans-Pacific container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, from the end of the second quarter through December 31, 2011, container trade has weakened as the impact of the European sovereign debt crisis and economic slowdowns across the globe have affected international trade. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates in the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we seek to charter our containerships. The economics of our business have also been affected negatively by the large number of containership newbuild vessels ordered prior to the onset of the downturn. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	supply and demand for products shipped in containers;

•	changes in global production of products transported by containerships;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	the distance container cargo products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	port and canal congestion; and

•	currency exchange rates.

The factors that influence the supply of containership capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuild vessel deliveries;

•	the availability of shipyard capacity;

•	the scrapping rate of older containerships;

•	the number of containerships that are out of service;

•	changes in environmental and other regulations that may limit the useful lives of containerships;

•	the price of fuel; and

•	the economics of slow steaming.

Consumer confidence and consumer spending recovered substantially from the low levels in 2008 and 2009 through the second quarter of 2011. Both indexes declined steeply during the second half of the year, reaching almost 2008-2009 levels, but have started to recover from these low levels during the first two months of 2012. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will be faced if we acquire additional vessels and attempt to obtain multi-year time charters as part of our acquisition and financing plan.

Our liner company customers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The sharp decline in global economic activity in 2008 and 2009 resulted in a substantial decline in the demand for container shipping services. While demand for container shipping services has improved through the first half of 2011, resulting in increased cargo volumes and freight rates achieved by liner companies, demand softened again through the end of 2011. The current weakness in demand for container shipping services and any future declines in such demand could result in financial challenges faced by our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the size of the containership order-book was at historically high levels. Although order-book volume dropped in the first half of 2011 to relatively low levels, it has subsequently returned to historical average levels, and deliveries of vessels ordered at the peak period will significantly increase the size of the container fleet over the next two years. An oversupply of newbuild vessel and/or re-chartered containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

Negative trends in the global economy emerged in 2008 and 2009, and although there was some improvement in 2010 and 2011, the global economy remains relatively weak. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form. In addition, if Greece or another European Union member country were to default on its sovereign debt, the impact on the global economy could have a material adverse effect on our business.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been extremely volatile in recent months. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, we face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk, MSC and COSCO together represented 74%, 75% and 68% of our revenue in 2009, 2010 and 2011, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows. In addition, any consolidations involving our customers could increase the concentration of our business.

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

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare, a Chinese corporation which, as of February 15, 2012, operated nine vessels under the Hong Kong flag and one vessel under the Liberian flag that were exclusively manned by Chinese crews, which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, and though these charters are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China.

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

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

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

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing joint ventures or significant acquisitions.

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

Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely effect our earnings.

The expected delivery dates under our current shipbuilding contracts for newbuild vessels, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering programs;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities;

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels;

•	a backlog of orders at the shipyard;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	an inability to obtain requisite permits or approvals.

If the seller of any newbuild vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

Rising fuel prices may have an adverse affect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. Our current fleet of 57 containerships, including 10 newbuild vessels on order, as of February 15, 2012 had an average age (weighted by TEU capacity) of 9.3 years and included one containership over 30 years old. See “Item 4. Information on the Company—Business Overview—Our Fleet and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 57 containerships, including 10 newbuild vessels on order, as of February 15, 2012, had an average age (weighted by TEU capacity) of 9.3 years and included one containership over 30 years old. See “Item 4. Information on the Company—Business Overview—Our Fleet and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2011. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	prevailing charter rates; and

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

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels, including the one vessel in our fleet over 30 years of age as of February 15, 2012.

We face substantial competition from a number of experienced companies, including state-sponsored entities. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to re-charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to service our debt obligations and pay dividends to our stockholders.

We rely exclusively on the cash flow generated from charters for our containerships. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or pay dividends to our stockholders.

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

We may be unable to recharter our vessels at profitable rates, if at all, upon their time charter expiry.

As of February 15, 2012, the current time charters for 12 of our 47 containerships in the water will reach their maturities before the end of 2012. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, demand for containerships has been weakening, and we may be unable to secure rechartering rates that are as profitable as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

As of February 15, 2012, we had $132.2 million of undrawn borrowing capacity comprised of $113.7 million under a loan facility concluded on October 6, 2011 and $18.5 million under a term facility we concluded on November 19, 2010. Our undrawn borrowing capacity excludes up to $647.0 million available borrowing capacity under four credit facilities concluded during 2011, as all funds borrowed under these facilities are committed to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. If the market value of our fleet declines, we may default under our credit facilities, in which case we may not be able to draw down the full amount available to us, obtain additional financing, refinance our debt, or incur debt on terms that are acceptable to us.

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

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under the credit facilities to which Costamare Inc. is the borrower, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility and (b) the market value of any additional security provided to the lender to fall below 125% of the aggregate of the loan amount and the swap exposure; or

•

under certain of our credit facilities, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that under two of our credit facilities, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with the lender; and

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

Substantial debt levels could limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2011, we had outstanding indebtedness of $1.4 billion and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps, in an aggregate notional amount of approximately $1.4 billion as of December 31, 2011, generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. We have also entered into certain currency hedges. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or currency exchange ratios or that our bank counterparties will be able to perform their obligations.

While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts. Our bank counterparties include financial institutions that are based in European Union countries that have faced and continue to face severe financial stress due to the ongoing sovereign debt crisis. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2011, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we have hedged some of this exposure, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. While we believe that we are adequately hedged against this exposure through 2012, future declines in the U.S. dollar versus the Euro could have a material effect on our operating expenses and net income.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.

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

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

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

The global financial markets continue to experience economic instability resulting from terrorist attacks, regional armed conflicts and general political unrest.

Terrorist attacks in certain parts of the world over the last decade, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, current conflicts in Afghanistan and general political unrest in certain African nations and the Middle East may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. Political tension or conflicts in the Asia Pacific Region may also reduce the demand for our services. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, our ability to obtain financing and otherwise have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Since late 2010, particularly in the Gulf of Aden, the frequency and violence level of piracy incidents against commercial shipping vessels has further increased from the already high levels that have generally existed since 2008. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs, including those due to employing onboard security guards, could also increase in such circumstances.

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

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. The proceedings regarding the grounding are at an early stage. Accordingly, while we anticipate that our insurance policies will cover most costs and losses associated with the incident, such insurance may not be sufficient to cover all risks, including potential civil and criminal liabilities. As a result, claims against us or our subsidiaries as a result of the grounding of the Rena could have a material adverse effect on our business.

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

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association; however, such calls or premiums have only been assessed by the protection and indemnity association in which our vessels are currently entered in two of the last fifteen years, in each case, for amounts that were immaterial. Based on the limited size and frequency of the calls or premiums historically, we do not believe these amounts to be material. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien- holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted.

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

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with any applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

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

Pursuant to the group management agreement between Costamare Shipping and us (the “Group Management Agreement”) and the individual ship management agreements pertaining to each vessel, our managers and their affiliates may provide us with certain of our officers and will provide us with, among other things, certain commercial, technical and administrative services. “See Item. 4 Information on the Company—Business Overview—Management of Our Fleet”. Our operational success will depend significantly upon our managers’ satisfactory performance of these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Group Management Agreement. If the Group Management Agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our managers.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers will depend largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm our ability to:

•	renew existing time charters upon their expiration;

•	obtain new time charters;

•	successfully interact with shipyards;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Our managers are privately held companies and there is little or no publicly available information about them.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, an investor in our stock might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our managers that has a material impact on us to the extent that we become aware of such information.

Our chairman and chief executive officer has affiliations with our managers which could create conflicts of interest between us and our managers.

The Group Management Agreement is between us and Costamare Shipping, which is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. While we believe that the terms of the Group Management Agreement are consistent with normal commercial practice of the industry, the agreement was not negotiated at arms-length by non-related parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our managers and will continue to be our chairman and chief executive officer and the owner of approximately 26.0% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our managers, on the other hand. These conflicts, which are addressed in the Group Management Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information of the Company—Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

CIEL and Shanghai Costamare, two of our managers, are not prohibited from providing management services to vessels owned by third parties.

CIEL and Shanghai Costamare, two of our managers, are not prohibited from providing management services to vessels owned by third parties, including related parties. CIEL and Shanghai Costamare have only provided services to third parties in a limited number of cases in the past and currently only CIEL provides services to three third-party vessels. If either CIEL or Shanghai Costamare engages in this activity in the future, it could give rise to conflicts of interest or adversely affect the ability of these companies to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a prohibition on investments by U.S. persons and a 180-day prohibition on calling at any U.S. port, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria with respect to certain prohibited goods.

From January 2007 through December 2011, vessels in our fleet made a total of 148 calls to ports in Iran, Syria, Sudan and Cuba, representing approximately 0.67% of our approximately 23,500 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law or a bankruptcy act, and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compare with stockholder rights under Delaware law, please read “Marshall Islands Company Considerations”.

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

Risks Relating to our Common Stock

The price of our common stock may be volatile.

The price of our common stock may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perception of us and the containership transportation industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common stock may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. Consequently, you may not be able to sell our common stock at prices equal to or greater than those at which you pay or paid.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken a comprehensive effort in preparation for compliance with Section 404, which includes the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements in the future.

We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family continue to own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairman. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Members of the Konstantakopoulos family own, directly or indirectly, approximately 77.9% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—Tax Considerations—Marshall Islands Tax Considerations”, “Tax Considerations—Liberian Tax Considerations” and “Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock.

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

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company”, or PFIC, for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders would face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Legislation was recently proposed in the United States Senate that would deny the preferential rate of U.S. Federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of U.S. Federal income tax discussed in “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date of this annual report, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping in 1975. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly-skilled, experienced and loyal personnel. He founded the management companies CIEL and Shanghai Costamare in 2001 and 2005, respectively, and he founded the manning agency C-Man Maritime in 2006. Today, Konstantinos Konstantakopoulos remains focused on continuing to develop the scope and capabilities of our management companies and related manning agency. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange on November 4, 2010 under the ticker symbol “CMRE”. We maintain our principal executive offices at 60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece. Our telephone number at that address is +30-210-949-0050. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 15, 2012, we had a fleet of 57 containerships aggregating approximately 327,000 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 47 vessels in the water, aggregating approximately 238,000 TEU and (ii) ten newbuild vessels aggregating approximately 89,000 TEU that are scheduled to be delivered to us between October 2012 and January 2014. See “—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our containerships operate primarily under multi-year time charters and therefore are not subject to the effect of seasonal variations in demand. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels of 99.9%, 99.7% and 99.3% in 2009, 2010 and 2011, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO. As of February 15, 2012, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 57 containerships was 5.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 15, 2012, our fixed-term charters represented an aggregate of $3.0 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership.

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

Our Fleet, Acquisitions and Newbuild Vessels

The tables below provide additional information, as of February 15, 2012, about our fleet of 57 containerships, including our contracted newbuild vessels. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519		May 2018	37,519

6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000		March 2012	44,000

7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

10	MSC METHONI	MSC	2003	6,724	10 years	29,000		September 2021	29,000

11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(3)	March 2018	27,670

12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179	(4)	May 2018	30,714

13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(5)	June 2018	27,796

14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375	(6)	August 2018	25,802

15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(7)	October 2018	27,904

16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,490	(8)	November 2019	32,354

17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461	(9)	February 2020	32,561

18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418	(10)	April 2020	32,625

19	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000		November 2016	28,000

20	ZIM NEW YORK	ZIM	2002	4,992	10 years	16,205	(11)	July 2012	63,663

21	ZIM SHANGHAI	ZIM	2002	4,992	10 years	16,205	(12)	August 2012	53,535

22	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	18,150	(13)	March 2014	27,123

23	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500		September 2016	30,500

24	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500		October 2016	30,500

25	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500		July 2016	30,500

26	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000		August 2017	20,000

27	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000		September 2017	20,000

28	MSC ULSAN	MSC	2002	4,312	5.3 years	16,500		April 2017	16,500

29	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500		August 2013	17,500

30	MSC WASHINGTON	MSC	1984	3,876	3.2 years	17,250		February 2013	17,250

31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250		June 2013	17,250

32	MSC AUSTRIA	MSC	1984	3,584	9.5 years	17,250	(14)	September 2018	13,908

33	KARMEN	Sea Consortium	1991	3,351	1 year	19,400		April 2012	19,400

34	MARINA	PO Hainan	1992	3,351	1 year	18,000		March 2012	18,000

35	KONSTANTINA	Sea Consortium	1992	3,351	1 year	7,100		May 2012	7,100

36	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500		August 2014	12,500

37	GIFTED(iii)	Evergreen	1984	2,922	5 years	15,200		November 2012	15,200

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

38	GENIUS I(iii)	Evergreen	1984	2,922	3.3 years	15,200		November 2012	15,200

39	GATHER(iii)	Evergreen	1984	2,922	5 years	15,200		November 2012	15,200

40	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000		July 2015	10,000

41	MSC REUNION	MSC	1992	2,024	6 years	12,000	(15)	June 2014	11,594

42	MSC NAMIBIA II	MSC	1991	2,023	6.8 years	11,500		July 2014	11,500

43	MSC SIERRA II	MSC	1991	2,023	5.7 years	11,250	(16)	June 2014	11,459

44	MSC PYLOS	MSC	1991	2,020	3 years	9,200	(17)	January 2014	11,458

45	PROSPER	TS Lines	1996	1,504	1 year	10,500		March 2012	10,500

46	ZAGORA	MSC	1995	1,162	0.7 years	7,000		March 2012	7,000

47	HORIZON	OACL	1991	1,068	7.1 years	10,050		April 2012	10,050

Vessels under Construction

	Vessel Name	Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)

1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000

2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000

3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800

4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800

5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800

6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800

7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800

8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000

9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000

10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)	Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between February 15, 2012 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)	This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)	This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)	This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)	This charter rate changes on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to make a one-time payment at the earliest redelivery of the charter of approximately $6.9 million, the charter will be extended for a period of approximately 3 years at a minimum rate of $23,150.

(12)

This charter rate changes on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to make a one-time payment at the earliest redelivery of the charter of approximately $6.9 million, the charter will be extended for a period of approximately 3 years at a minimum rate of $23,150.

(13)

This charter rate changes on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(14)

This charter rate changes on December 1, 2012 until redelivery, to a minimum of $13,500 per day plus 50% of the difference between the market rate and the hire rate of $13,500. Market rate to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(15)	This charter rate changes on July 27, 2012 to $11,500 per day until the earliest redelivery date.

(16)	This charter rate changes on July 1, 2012 to $11,500 per day until the earliest redelivery date.

(17)	This charter rate changes on February 28, 2012 to $11,500 per day until the earliest redelivery date.

(i)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)	Each charterer has a unilateral option to extend the charter of the vessel for an additional period through 2014, at a rate of $14,000 per day.

Chartering of Our Fleet

We deploy our containership fleet principally under multi-year time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 15, 2012, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 57 containerships, including our contracted newbuild vessels, was 5.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included over 10 of the leading international companies, including A.P. Moller-Maersk, COSCO, Evergreen Marine, Hapag Lloyd, HMM, MSC, OACL and ZIM. A.P. Moller-Maersk, MSC and COSCO together represented 74%, 75% and 68% of our revenue in 2009, 2010 and 2011, respectively.

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

Costamare Shipping, which was established in 1975, is a ship management company which was owned by Vasileios Konstantakopoulos until June 2010, at which point ownership was transferred to our chairman and chief executive officer. Costamare Shipping has 28 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Costamare Shipping provides commercial services and insurance services to all our containerships. Costamare Shipping also provides, either directly or through Shanghai Costamare, technical, crewing, provisions, bunkering, sale and purchase and accounting services to our containerships (other than certain containerships, for which CIEL provides these services, as described below). All of these services are provided by Costamare Shipping pursuant to separate ship-management agreements between Costamare Shipping and each of our containership-owning subsidiaries.

CIEL, which was established in February 2001, is a ship management company owned 50.2% by our chairman and chief executive officer, and 49.8% by Dimitrios Lemonidis, its chief executive officer. CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU. As of February 15, 2012, CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 12 of our containerships that fly the Liberian and Maltese flags and full management services to Grand—a 1992-built 1,012 TEU containership owned 60% by the family of Dimitrios Lemonidis and 40% by third parties, which is not part of our current fleet of containerships. CIEL also provides full management services to Cougar—a 1992-built, 1,308 TEU containership and to Jaguar—a 1996 built 1,122 TEU containership, both of which are wholly owned by the family of Dimitrios Lemonidis. The management services performed by CIEL in respect of our Liberian and Maltese flagged containerships are provided in exchange for a fixed daily fee, pursuant to separate ship-management agreements signed between each relevant containership owning subsidiary and CIEL. In the past,

CIEL has managed vessels flying a number of flags other than Liberia and Malta, including Hong Kong, Panama, the Bahamas and Gibraltar, and has provided management services to containerships owned by third parties, namely three containerships operated by MSC, two containerships operated by A.P. Moller-Maersk and two containerships operated by MPC Munchmeyer Peterson Steamship GmbH & Co KG, an affiliate of a major German KG house, MPC Capital AG.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and (indirectly) 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing dedicated on-shore support and manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. As of February 15, 2012, Shanghai Costamare provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to our nine containerships flying the Hong Kong flag and one containership flying the Liberian flag. These containerships are exclusively manned by Chinese crews, which means that the Chinese on-shore personnel of Shanghai Costamare can communicate and provide integrated services and support to these containerships in the most efficient manner. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare.

As of February 15, 2012,

•

Costamare Shipping provided commercial and insurance services to all of our containerships as well as technical, crewing, provisions, bunkering, sale and purchase and accounting services to our 25 containerships flying the Greek flag;

•	CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services to 12 of our containerships flying the Liberian and Maltese flags; and

•

Shanghai Costamare provided technical, crewing, provisions, bunkering, sale and purchase and accounting services to nine containerships of our fleet flying the Hong Kong flag and one flying the Liberian flag.

Our managers are well-regarded in the industry and have used innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our three managers, with Costamare Shipping obtaining such certification in 1998, three years ahead of the deadline set by the IMO. All three managers and our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2004, Costamare Shipping received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. As of February 15, 2012, except for CIEL’s management of Cougar, Grand and Jaguar, our managers did not manage containerships other than those owned by us.

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

Costamare Shipping receives a fee of $850 per day ($425 per day in the case of a containership subject to a bareboat charter) for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officer’s compensation or benefits) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to CIEL or Shanghai Costamare or by directing CIEL or Shanghai Costamare to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to CIEL or, as the case may be, Shanghai Costamare, under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties, including specialist providers, in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Our Managers and Management-Related Agreements—Term and Termination Rights”. Pursuant to the terms of our Group Management Agreement and separate ship-management agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the Group Management Agreement and separate ship-management agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

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

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. In each case their services are provided under the Group Management Agreement with Costamare Shipping. As of December 31, 2011, approximately 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, CIEL and Shanghai Costamare, our managers, each employed approximately 90, 40 and 30 people, respectively, all of whom were shore-based. In addition, our managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C- Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship-owners and operators trading in the United States market.

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

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. We have been cooperating with our protection and indemnity insurers and New Zealand governmental authorities to address the consequences of this incident.

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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At a ship-owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2012	2013	2014	2015	2016
Number of vessels	8	9	10	12	8
Number of vessels to be dry-docked that are more than 30 years old (included in above figure)	—	—	3	2	—

(1)	Excludes the ten newbuild vessels that we have agreed acquire.

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

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of MARPOL regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. Annex VI to MARPOL, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In addition, amendments to Annex VI that entered into force in July 2010 seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in the coastal areas currently designated as Emission Control Areas, such as the Baltic Sea, North Sea and United States and Canadian coastal areas, and any such areas designated in the future. All our existing containerships are generally compliant with current Annex VI requirements, except that for those built before 2000, we may incur costs under these or other requirements in the future, such as the installation of control equipment on our containership engines to comply with nitrogen oxide emission requirements.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. In 2004, the IMO also adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been ratified by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet entered into force because it has not been ratified by a sufficient number of countries to meet this threshold.

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

U.S. Coast Guard regulations limit OPA 90 liability to the greater of $1,000 per gross ton or $854,400 per incident for non-tank vessels, subject to a procedure for periodically adjusting such limits. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA has proposed a new VGP to become effective in 2013 that, if finalized, will impose, among other things, numerical ballast water discharge limits. We have obtained coverage under the current version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any costs associated with meeting the requirements under the VGP will be material.

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

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from model year 2004 and later large marine diesel engines. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The EPA is also considering a petition from a number of environmental groups that requests the EPA to impose more stringent emissions limits on foreign-flagged vessels operating in U.S. waters. In addition, California has adopted emission limits for auxiliary diesel engines of ocean-going vessels operating within 24 miles of the California coast and require operators to use low content fuel. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

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

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index will require a minimum energy efficiency level per capacity mile and will be applicable to new vessels, and the Ship Energy Efficiency Management Plan will be applicable to currently operating vessels. The requirements will enter into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

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

C. Organizational Structure

As of February 15, 2012, Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands with 80 subsidiaries all of which are incorporated in Liberia. Of our Liberian subsidiaries, 57 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of January 1, 2012 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 60 Zephyrou Street & Syngrou Avenue, 17564, Athens, Greece, that is provided to us as part of the services we receive under the Group Management Agreement. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” and “Item 3. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 15, 2012, we had a fleet of 57 containerships aggregating approximately 327,000 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 47 vessels in the water, aggregating approximately 238,000 TEU and (ii) ten newbuild vessels aggregating approximately 89,000 TEU that are scheduled to be delivered to us between October 2012 and January 2014. See “Item 4. Information on the Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We principally deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Time-chartered containerships are generally employed on multi-year charters to liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

As of February 15, 2012, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 57 containerships was 5.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2011, our fixed-term charters represented an aggregate of $3.0 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2011” in “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 15, 2012, our fixed-term charters represented an aggregate of $3.0 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2011. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It does reflect our contracts to acquire newbuild vessels. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—Business Overview—Our Fleet and Newbuild Vessels”.

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

No. of Vessels whose Charters Expire	12	3	6	1	4	6	16	1	2	1

TEU of Expiring Charters	41,069	11,635	16,234	2,633	19,730	38,063	125,953	6,644	13,288	6,724

Contracted Days	14,826	13,984	13,935	12,987	12,409	10,707	5,159	3,238	2358	2,130

Available Days	2,351	4,814	6,445	5,993	6,6620	8,273	12,970	13,917	14,844	15,025

Contracted/Total Days(1)	86.3%	74.4%	68.4%	68.4%	65.2%	56.4%	28.5%	18.9%	13.7%	12.4%

(1)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with eight different charterers. For the three years ended December 31, 2011, our three largest customers by revenue were A.P. Moller-

Maersk, MSC and COSCO; together these three customers represented 74%, 75% and 68% of our revenue in 2009, 2010 and 2011, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 26 vessels over the past 3 years, and we plan to dry-dock eight vessels in 2012 and nine vessels in 2013. Information about our fleet dry- docking schedule through 2016 is set forth in a table in “Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies—Dry-docking”.

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

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Our Managers and Management- Related Agreements—Term and Termination Rights”.

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

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 57 vessels as of February 15, 2012, including ten newbuild vessels on order.

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

•

Utilization of Our Fleet. Due to the multi-year time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2009, 2010 and 2011 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.9%, 99.7% and 99.3%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

After rising during 2007 and the first half of 2008, charter rates for containerships fell dramatically to 10-year lows during the second half of 2008 and 2009. While rates improved in 2010, they have not recovered to rate levels similar to those seen in late 2005. 2011 has seen increasing charter rates and asset prices during the first 6 months of the year, followed by steep declines during the latter half, due to reduced transportation demand triggered by the unfolding global sovereign debt crisis and overall volatile financial conditions. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2011. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2011

	On and After January 1,
	2012	2013	2014	2015	2016 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$362,478	$393,334	$440,162	$430,579	$1,388,857	$3,015,410
Fleet Contracted Days(2)	14,826	13,984	13,935	12,987	38,731	94,463
Percentage of fleet contracted days/Total days(2)	86.3%	74.4%	68.4%	68.4%	25.6%	41.6%

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2010 and 2011, brokerage and address commissions represented 49% and 53% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2011, approximately 42% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

Historically, while we were a privately owned company, we paid our managers—Costamare Shipping, CIEL and Shanghai Costamare (through payments to Costamare Shipping)—a daily management fee of $700 per vessel for their services. With effect from the consummation of our initial public offering on November 4, 2010, we pay to our managers a daily management fee of $850 per vessel for their services. The total management fees paid by us to our managers during the years ended December 31, 2009, 2010 and 2011 amounted to $12.2 million, $11.3 million and $15.4 million, respectively.

Our current Group Management Agreement, as described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement”, went into effect upon the consummation of our initial public offering. If this agreement had been in effect since January 1, 2010, we estimate that the aggregate amount of additional payments to the manager would have been approximately $2.0 million higher, and net income would have been $2.0 million lower in 2010, than the amount recorded with respect to our then existing management agreement.

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

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. For years prior to January 1, 2007, we estimated this to be 25 years. As of January 1, 2007, we determined the estimated useful lives of our containerships to be 30 years from their initial delivery from the shipyard. This change was made to reflect our experience, market conditions and the current practice in the containership industry. Depreciation is based on cost, less the estimated scrap value of the vessels. As of December 31, 2011, one of our vessels with 3,876 TEU capacity, was fully depreciated.

Gain on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2009, 2010 and 2011, we sold ten, four and six vessels, respectively, while the vessel Rena was determined to be a constructive total loss for insurance purposes in 2011.

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

Gains (Loss) on Derivative Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. As at December 31, 2011, we were engaged in 27 interest rate derivative instruments in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings and at this date 27 out of 28 of these agreements met hedge accounting criteria and the effective portion in change in their fair value is recognized in “Other Comprehensive Loss” in stockholders’ equity on our balance sheet. We recognize in our statement of income the change in fair value of the one interest rate swap that does not meet hedge accounting criteria. For a description of our existing interest rate swaps, please read “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

During the year ended December 31, 2011 and 2010, we had an average of 47.8 and 42.4 vessels, respectively, in our fleet. In the year ended December 31, 2011, we accepted delivery of ten secondhand vessels with an aggregate TEU capacity of 29,242, and we sold six vessels and the vessel Rena was determined to be a constructive total loss for insurance purposes, with an aggregate TEU capacity of 13,836. In the year ended December 31, 2010, we acquired the vessel Hyundai Navarino and the secondhand vessels Karmen and Rena with an aggregate TEU capacity of 15,233, and we sold four vessels with an aggregate TEU capacity of 10,766. In the year ended December 31, 2011 and 2010, our fleet ownership days totaled 17,437 and 15,488 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2010	2011
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$353.2	$382.2	$29.0	8.2%
Voyage expenses	(2.1)	(4.2)	2.1	100.0%
Voyage expenses—related parties	(0.4)	(2.9)	2.5	625.0%
Vessels operating expenses	(102.8)	(110.4)	7.6	7.4%
Charter agreement early termination fee	(9.5)	—	(9.5)	(100.0%)
General and administrative expenses	(1.2)	(5.0)	3.8	316.7%
Management fees—related parties	(11.3)	(15.3)	4.0	35.4%
Amortization of dry-docking and special survey costs	(8.5)	(8.1)	(0.4)	(4.7%)
Depreciation	(70.9)	(78.8)	7.9	11.1%
Gain on sale/disposal of vessels	9.6	13.1	3.5	36.5%
Foreign exchange gains / (losses)	(0.3)	0.1	0.4	133.3%
Interest income	1.5	0.5	(1.0)	(66.7%)
Interest and finance costs	(71.9)	(75.4)	3.5	4.9%
Other	0.3	0.5	0.2	66.7%
Gain (loss) on derivative instruments	(4.5)	(8.7)	$4.2	93.3%

Net Income	$81.2	$87.6	6.4	7.9%

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2010	2011
Average number of vessels	42.4	47.8	5.4	12.7%
Ownership days	15,488	17,437	1,949	12.6%
Number of vessels under dry-docking	12	8	(4)	—

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2011 and December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2010	2011
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$353.2	$382.2	$29.0	8.2%
Accrued charter revenue(1)	(13.6)	30.3	43.9	(222.9%)
Voyage revenue adjusted on a cash basis(2)	339.6	412.5	72.9	21.5%

(1)	Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Voyage Revenue

Voyage revenue increased by 8.2%, or $29.0 million, to $382.2 million during the year ended December 31, 2011, from $353.2 million during the year ended December 31, 2010. This increase was mainly due to increased average number of vessels in our fleet during the year ended December 31, 2011 compared to the year ended December 31, 2010. Voyage revenues adjusted on a cash basis, increased by 21.5%, or $72.9 million, to $412.5 million during the year ended December 31, 2011, from $339.6 million during the year ended December 31, 2010. The increase is attributable to the increased ownership days of our fleet, as well as to the increased charter hire received in accordance with certain escalation clauses of our charters, during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Voyage Expenses

Voyage expenses increased by 100.0%, or $2.1 million, to $4.2 million during the year ended December 31, 2011, from $2.1 million during the year ended December 31, 2010. The increase was primarily attributable to (a) the off-hire expenses, mainly due to bunkers consumption, of the eight out of ten container vessels which were delivered to us by their sellers in the year ended December 31, 2011 and the five out of seven vessels sold in year ended December 31, 2011, and (b) the third party commissions charged to us in the year ended December 31, 2011 compared to the year ended December 31, 2010.

Voyage Expenses—Related Parties

Voyage expenses—related parties in the amount of $2.9 million during the year ended December 31, 2011 and in the amount of $0.4 million during the year ended December 31, 2010 represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our Group Management Agreement, which became effective on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 7.4%, or $7.6 million, to $110.4 million during the year ended December 31, 2011, from $102.8 million during the year ended December 31, 2010. The increase is attributable to the increase of 12.6% of the ownership days of our fleet partly offset by more efficient logistics achieved in the year ended December 31, 2011 compared to the year ended December 31, 2010.

General and Administrative Expenses

General and administrative expenses increased by 316.7%, or $3.8 million, to $5.0 million during the year ended December 31, 2011, from $1.2 million during the year ended December 31, 2010. The increase in the year ended December 31, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e. legal, audit and Directors and Officers insurance) subsequent to the completion of our Initial Public Offering on November 4, 2010, compared to the year ended December 31, 2010. Furthermore, General and administrative expenses for the year ended December 31, 2011 include $1.0 million compared to $0.16 million for the year ended December 31, 2010, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our Group Management Agreement signed on November 3, 2010.

Management Fees

Management fees paid to our managers increased by 35.4%, or $4.0 million, to $15.3 million during the year ended December 31, 2011, from $11.3 million during the year ended December 31, 2010. The increase was attributable to the daily management fee charged by our managers subsequent to the completion of our Initial Public Offering on November 4, 2010 and to the increased fleet ownership days for the year ended December 31, 2011, compared to the year ended December 31, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by 4.7% or $0.4 million, to $8.1 million during the year ended December 31, 2011, from $8.5 million during the year ended December 31, 2010. The decrease is mainly attributable to the amortization expense not charged relating to the vessels sold during the year as their unamortized dry-docking balance at the date they were sold, was written-off and was included in the sale result; partly offset by the amortization expense charged for the vessels that were dry-docked during the year. During the year ended December 31, 2011, eight vessels underwent special survey. During the year ended December 31, 2010, twelve vessels underwent special survey.

Depreciation

Depreciation expense increased by 11.1%, or $7.9 million, to $78.8 million during the year ended December 31, 2011, from $70.9 million during the year ended December 31, 2010. The increase was primarily attributable to the depreciation expense charged for the two container vessels that were delivered to us in November 2010 and to the ten container vessels that were delivered to us during the year ended December 31, 2011.

Gain on Sale/Disposal of Vessels

During the year ended December 31, 2011, we recorded, on a net basis, a gain of $13.1 million from the sale of six vessels and the constructive total loss of the vessel Rena, which includes the effects of a provision recorded for potential costs associated with the grounding of the Rena. During the year ended December 31, 2010, we recorded a gain of $9.6 million from the sale of four vessels.

Charter Agreement Early Termination Fee

The charter agreement early termination fee of $9.5 million represents a one-time payment made to the charterer of MSC Navarino (renamed to Hyundai Navarino in January 2011) in December 2010, compensating the charterer MSC for the early termination of the charter party agreement of MSC Navarino. The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under the MSC charter party agreement.

Foreign Exchange Gains / (Losses)

Foreign exchange gains/(losses) were gains of $0.1 million during the year ended December 31, 2011, compared to losses of $0.3 million during the year ended December 31, 2010, representing a change of $0.4 million resulted from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the year ended December 31, 2011, interest income decreased by 66.7%, or $1.0 million, to $0.5 million, from $1.5 million during the year ended December 31, 2010. The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Interest and Finance Costs

Interest and finance costs increased by 4.9%, or $3.5 million, to $75.4 million during the year ended December 31, 2011, from $71.9 million during the year ended December 31, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly off-set by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 28 derivative instruments which were outstanding as of December 31, 2011 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2011, the fair value of these 28 interest rate swaps in aggregate amounted to a liability of $170.7 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Comprehensive loss”. For the year ended December 31, 2011, a loss of $55.5 million has been included in “Comprehensive loss” and a loss of $7.3 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the year ended December 31, 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

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

	Year ended December 31,		Change	Percentage Change
	2009	2010
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$399.9	$353.2	$(46.7)	(11.7%)
Voyage expenses	(3.1)	(2.1)	(1.0)	(32.3%)
Voyage expenses—related parties	—	(0.4)	0.4	—
Vessels operating expenses	(114.6)	(102.8)	(11.8)	(10.3%)
General and administrative expenses	(1.7)	(1.2)	(0.5)	(29.4%)
Management fees—related parties	(12.2)	(11.3)	(0.9)	(7.4%)
Amortization of dry-docking and special survey costs	(8.0)	(8.5)	0.5	6.3%
Depreciation	(71.1)	(70.9)	(0.2)	(0.3%)
Gain on sale of vessels	2.9	9.6	6.7	231.0%
Charter agreement early termination fee	—	(9.5)	9.5	—
Foreign exchange gains / (losses)	(0.5)	(0.3)	(0.2)	(40.0%)
Interest income	2.6	1.5	(1.1)	(42.3%)
Interest and finance costs	(86.8)	(71.9)	(14.9)	(17.2%)
Other	3.9	0.3	(3.6)	(92.3%)
Gain (loss) on derivative instruments	5.6	(4.5)	(10.1)	(180.4%)

Net Income	$116.9	$81.2	$(35.7)	(30.5%)

Average number of vessels	47.3	42.4	(4.9)	(10.4)
Operating days	17,279	15,488	(1,791)	(10.4)
Number of vessels dry-docked	6	12	6	—

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2010 and December 31, 2009. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2009	2010
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$399.9	$353.2	$(46.7)	(11.7%)
Accrued charter revenue (1)	(22.4)	(13.6)	8.8	39.3%
Voyage revenue adjusted on a cash basis (2)	377.5	339.6	(37.9)	(10.0%)

(1)	Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Voyage Revenue

Voyage revenue decreased by 11.7%, or $46.7 million, to $353.2 million during the year ended December 31, 2010, from $399.9 million during the year ended December 31, 2009. The decrease was primarily attributable to the decrease in operating days of our fleet during the year; resulting from the lower average number of vessels in our fleet during the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was also attributable to the time charter period extension for eight of our vessels for a four-year period commencing the earliest from 2014 at rates on average lower than the existing charter rates. Voyage revenues adjusted on a cash basis, decreased by 10% or $37.9 million to $339.6 million during the year ended December 31, 2010 from $377.5 million during the year ended December 31, 2009. The decrease is attributable to the decreased ownership days of our fleet, partly offset by the increased charter hire received in accordance with certain escalation clauses of our charters, during the year ended December 31, 2010 compared to the year ended December 31, 2009.

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

Voyage Expenses—related parties

Voyage expenses—related parties in the amount of $0.4 million represent management fees charged to us by Costamare Shipping Company S.A. as provided under the Group Management Agreement, which became effective on November 4, 2010 (Initial Public Offering completion date). Voyage Expenses—related parties represent a 0.75% charge on our voyage revenues for the period from November 4, 2010 to December 31, 2010.

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

Our primary short-term liquidity need is to fund our vessel operating expenses. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sectors and debt repayment. We anticipate that our primary sources of funds will be cash from operations and undrawn borrowing capacity under our committed credit facilities, along with borrowings under new credit facilities that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us. In addition, we filed a shelf registration statement on Form F-3 with the SEC on January 30, 2012, which became effective on February 14, 2012. We may use this registration statement to issue up to $300.0 million in aggregate public offering price of additional common stock, preferred stock, debt securities, warrants, rights or units.

As at December 31, 2011, we had total cash liquidity of $144.1 million, consisting of cash, cash equivalents and restricted cash.

As at December 31, 2011, we had an aggregate of $1.4 billion of indebtedness outstanding under various credit agreements. As at the same date, we had $153.2 million of undrawn borrowing capacity comprising from $113.7 million under a loan facility concluded on October 6, 2011 and $39.5 million under a term facility we concluded on November 19, 2010, which amount excludes $660.4 million of available borrowing capacity under four facilities committed to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. See “—Credit Facilities”. As at February 15, 2012, we had $132.2 million of undrawn borrowing capacity comprising from $113.7 million under a loan facility concluded on October 6, 2011 and $18.5 million under a term facility we concluded on November 19, 2010, which amount excludes up to $647.0 million of available borrowing capacity under four facilities committed to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. Furthermore, as of February 15, 2012, the vessels shown in the table below were free of debt. Several of these vessels have been identified to be used as collateral in the loan facility concluded on October 6, 2011.

Unencumbered Vessels in the water as of February 15, 2012

Vessel Name	Year Built	TEU Capacity
HYUNDAI NAVARINO	2010	8,531
SEALAND MICHIGAN*	2000	6,648
MSC AUSTRIA*	1984	3,584
KARMEN*	1991	3,351
MARINA*	1992	3,351
KONSTANTINA*	1992	3,351
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MSC REUNION*	1992	2,024
MSC NAMIBIA II*	1991	2,023
MSC SIERRA II*	1991	2,023
MSC PYLOS*	1991	2,020
PROSPER*	1996	1,504
ZAGORA*	1995	1,162
HORIZON	1991	1,068

*	Indicates vessels that have been identified to be used as collateral in the loan facility concluded on October 6, 2011.

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share. We have subsequently paid dividends of $0.25 per share on May 12, 2011, $0.25 per share on August 9, 2011, $0.27 per share on November 7, 2011 and $0.27 per share on February 8, 2012. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy”. In 2010, we did not declare any dividends. In 2009, we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010. In 2008, we declared and paid dividends from our retained earnings to our existing stockholders of $10.8 million.

Furthermore, in 2008, in relation to our reorganization process we paid out distributions to our existing stockholders of $400.0 million ($269.0 million of which was paid in 2008 and $131.0 million in 2009). As discussed under “2008 Reorganization”, the $400.0 million in distributions were paid pursuant to the MSA in connection with the sale by the Konstantakopoulos family of the shares or assets of 53 ship-owning companies to the Company or newly formed subsidiaries of the Company. No distributions were paid in the year ended December 31, 2010 or 2011.

The dividends and distributions paid during the years ended December 31, 2008, 2009, 2010 and 2011, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative of $87.7 million at December 31, 2011 and positive of $26.4 million at December 31, 2010.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. As of February 15, 2012, we have $132.2 million undrawn credit lines to finance future vessel acquisitions and up to $647.0 million available under four credit facilities to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2009, 2010 and 2011

	Year ended December 31,
	2009	2010	2011
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$161.9	$128.0	$195.2
Net Cash Provided by (Used in) Investing Activities	12.8	(23.9)	(283.8)
Net Cash Provided by (Used in) Financing Activities	(252.7)	43.4	26.8

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2011 increased by $67.2 million to $195.2 million, compared to $128.0 million for the year ended December 31, 2010. The increase was primarily attributable to (a) increased cash from operations of $72.9 million deriving from increased ownership days, escalating charter rates and the cash contributed by the additional twelve vessels we acquired since November 2010, (b) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.7 million and (c) decreased dry-docking payments of $6.6 million.

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

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $283.8 million in the year ended December 31, 2011, which consists of (a) $148.4 million advance payments and other capitalized costs for the construction and purchase of ten newbuild vessels, (b) $190.2 million in payments for the acquisition of ten secondhand vessels, (c) $48.7 million net proceeds we received for the sale of six vessels and the constructive total loss of the vessel Rena and (d) $6.1 million we received from the sale of governmental bonds.

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

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $26.8 million in the year ended December 31, 2011, which mainly consists of (a) $124.6 million of indebtedness that we repaid, (b) $226.3 million we drew down from five of our credit facilities and (c) $61.5 million, in aggregate, we paid for dividends to our stockholders for the fourth quarter of the year 2010, the first quarter of the year 2011, the second quarter of the year 2011 and the third quarter of the year 2011.

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

The following summarizes certain terms of our existing credit facilities discussed below as at December 31, 2011:

Lender	Outstanding Principal Amount		Available Borrowing Capacity		Interest Rate(1)	Maturity		Repayment profile
	(in thousands)
CEXIM - DnB	0		203,343		LIBOR + Margin(2)	2021	(3)	Straight line amortization with balloon

DnB - ING	22,920		206,280		LIBOR + Margin(2)	2020		Straight line amortization with balloon

DnB - MEGA	15,280		137,520		LIBOR + Margin(2)	2020		Straight line amortization with balloon

ING	26,740	(6)	113,260	(6)	LIBOR + Margin(2)	2020		Straight line amortization with balloon

RBS(4)	79,538	(7)	39,500	(7)	LIBOR + Margin(2)	2020	(4)	Straight line amortization with balloon(4)

Bank Syndicate(5)	857,055		0		LIBOR + Margin(2)	2018		Straight line amortization with balloon

Emporiki	118,500		0		LIBOR + Margin(2)	2018		Straight line amortization with balloon in 2018

Unicredit	0		113,700		LIBOR + Margin(2)	2018		Variable installments with balloon in 2018

HSBC	62,250		0		LIBOR + Margin(2)	2018		Variable installments with balloon in 2018

Calyon	65,000		0		LIBOR + Margin(2)	2018		Straight line amortization with balloon in 2018

RBS	62,500		0		LIBOR + Margin(2)	2018		Straight line amortization with balloon in 2018

Alpha	114,000		0		LIBOR + Margin(2)	2017		Variable installments with balloon in 2017

Calyon	3,500		0		LIBOR + Margin(2)	2013		Fixed payments until 2013

Calyon	5,700		0		LIBOR + Margin(2)	2013		Fixed payments until 2013

NBG	10,437		0		LIBOR + Margin(2)	2012		Fixed payments until 2012

(1)	The interest rates of long—term debt at December 31, 2011 ranged from 1.21% to 6.75%, and the weighted average interest rate as at December 31, 2011 was 4.80%.

(2)	The interest rate margin at December 31, 2011 ranged from 0.7% to 2.5%, and the weighted average interest rate margin as at December 31, 2011, was 1.23%.

(3)	Maturity under this facility assumes exercise of the lenders early repayment option. Should this option not be exercised, the maturity will be 2024.

(4)

Borrowings under this facility may be made during the 18 months following our November 2010 initial public offering. The year 2020 represents the latest possible maturity under the facility. The actual maturity, repayment profile and balloon payment will be determined based on the age of the vessels securing borrowings under this facility.

(5)	Bank Syndicate: Deutsche Schiffsbank Aktiengesellschaft, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(6)

On January 31, 2012, we drew $6.7 million for the financing of the second pre-delivery installment of hull no S4010. On February 8, 2012, we drew $6.7 million for the financing of the second pre-delivery installment of hull no S4011.

(7)	On February 7, 2012, we drew $21.0 million for the financing of the purchase of the MSC Ulsan.

The principal financial and other covenants and events of default under each credit facility are also discussed below.

CEXIM-Adele

On January 14, 2011, our subsidiaries, Adele Shipping Co., Bastian Shipping Co., and Cadence Shipping Co., as borrowers, entered into a ten-year loan, which also provides for a Lenders’ early repayment option in year seven, for up to $203.3 million, with The Export-Import Bank of China, DnB NOR Bank ASA, and China Everbright Bank, which we refer to in this section as the “CEXIM—Adele credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls H 1068A, H 1069A, and H 1070A, and the facility is divided into three tranches, one for each newbuild vessel.

The interest rate under the CEXIM—Adele credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1.4 million per tranche each, commencing at the time of delivery of Hulls H1068A, H1069A and H 1070A, and the amount of the fortieth installment shall be $12.7 million per tranche.

The obligations under the CEXIM—Adele credit facility are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 15, 2012, we had not drawn any amounts under the CEXIM—Adele credit facility.

DnB-Quentin

On August 16, 2011, our subsidiaries, Quentin Shipping Co., Undine Shipping Co., and Sander Shipping Co., as borrowers, entered into a seven-year loan for up to $ 229.2 million, with DnB NOR Bank ASA, ING Bank, ABN Amro Bank and Bank of America N.A., which we refer to in this section as the “DnB—Quentin credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024, and the facility is divided into three tranches, one for each newbuild vessel.

The interest rate under the DnB Quentin credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by twenty eight consecutive quarterly installments, the first twenty seven (1-27) in the amount of $1.3 million per tranche each, commencing at the time of delivery of Hulls S4020, S4022 and S4024, and the amount of the twenty eighth installment shall be $42.0 million per tranche.

The obligations under the DnB—Quentin credit facility are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 15, 2012, there was $22.9 million outstanding under the DnB—Quentin Facility, and, as of the same date there was $206.3 million of undrawn available credit.

DnB-Raymond

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terramce Shipping Co., as borrowers, entered into a seven-year loan for up to $ 152.8 million, with DnB NOR Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank,

Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “DnB—Raymond credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4021 and S4023, and the facility is divided into two tranches, one for each newbuild vessel.

The interest rate under the DnB Quentin credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by twenty eight consecutive quarterly installments, the first twenty seven (1-27) in the amount of $1.4 million per tranche each, commencing at the time of delivery of Hulls S4021 and S4023, and the amount of the twenty eighth installment shall be $40.0 million per tranche.

The obligations under the DnB—Raymond credit facility are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 15, 2012, there was $15.3 million outstanding under the DnB-Quentin Facility, and, as of the same date there was $137.5 million of undrawn available credit.

ING

On April 7, 2011, Costamare Inc., as borrower, entered into an eight-year loan, for up to $140.0 million, with ING Bank N.V., London Branch, which we refer to in this section as the “ING credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4010 and S4011, and the facility is divided into two tranches, one for each newbuild vessel.

The interest rate under the ING credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrower must repay the loan by 16 consecutive semiannual installments, the first fifteen (1-15) in the amount of 1/30 of the loan outstanding, commencing at the time of delivery of Hulls S4010 and S4011, and the amount of the sixteenth and final installment shall be equal to 15/30 of the loan outstanding at the time of delivery of Hulls S 4010 and S 4011.

The obligations under the ING credit facility are guaranteed by Jodie Shipping Co. and Kayley Shipping Co. Our obligations under the ING credit facility are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

On February 15, 2012, there was $40.1 million outstanding under the ING credit facility, and, as of same date, there was $99.9 million of undrawn available credit.

RBS

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “RBS credit facility”), which will be available for drawing for up to 18 months. The loan tranches will have maturities ranging from three to eight years.

We have used the RBS credit facility to finance the acquisition of secondhand vessels and we may use the remaining available capacity to finance the acquisition of additional newbuild or secondhand vessels, but we are also permitted to use it to refinance existing containerships in our fleet.

The obligations under the RBS credit facility will be guaranteed by the various owners of the mortgaged vessels. Our obligations under the RBS credit facility will be secured by mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 15, 2012, there was $99.5 million outstanding under the RBS credit facility, and, as of the same date there was $18.5 million of undrawn available credit.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1 billion credit facility comprised of a $700 million term loan facility and a $300 million revolving credit facility, which we refer to in this section as the “Costamare credit facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below).

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by forty consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9 million. The final twenty-eight (13-40) installments, and the balloon installment repayable together with the fortieth (40th) installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels. Following the date of payment of the 12th installment on June 30, 2011, the term loan facility and the revolving credit facility were combined, the final twenty-eight (13-40) installments were fixed in the amount of $22.5 million each and the balloon installment was fixed in the amount of $272.8 million.

The obligations under the Costamare credit facility are guaranteed by the various owners of the mortgaged vessels. Our obligations under this credit facility are secured by mortgages over the vessels owned by our subsidiaries, who are the guarantors, and general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

As of February 15, 2012, there was $857.1 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

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

The obligations under the Emporiki-Costis credit facility are guaranteed by Costamare Inc. and are secured by first-priority mortgages over the vessels Sealand Washington and Sealand New York, account pledges, general assignments of earnings, insurances and requisition compensation, and charter assignments.

As of February 15, 2012, there was $118.5 million outstanding under the Emporiki-Costis credit facility, and, as of same date, there was no undrawn available credit.

Unicredit

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with Unicredit Bank AG, which we refer to in this section as the Unicredit credit facility. The facility will be available for drawing until September 30, 2012. The purpose of the facility is to partly finance the aggregate market values of eleven of our existing containerships.

The interest rate under the Unicredit credit facility is LIBOR plus an agreed margin. The Unicredit credit facility provides that the available amount is reduced quarterly by $6.3 million during the availability period and thereafter, the loan will be repaid by twenty five consecutive quarterly payments, the first twelve (1-12) in the amount of $3.5 million, the next twelve (13-24) in the amount of $1.25 million, and a final twenty fifth (25th) installment in the amount of $1.25 million, together with a balloon payment in the amount $36.6 million.

Our obligations under the Unicredit credit facility will be secured by guarantees of the various owners of the mortgaged vessels, mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 15, 2012, there was no amount outstanding under the Unicredit credit facility, and, as of the same date there was $113.7 million of undrawn available credit.

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

The obligations under the HSBC-Mas credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kokura, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 15, 2012, there was $54.8 million outstanding under the HSBC-Mas credit facility, and, as of same date, there was no undrawn available credit.

Calyon-Capetanissa

On June 29, 2006, our subsidiary, Capetanissa Maritime Corporation, as borrower, entered into a twelve-year, $90 million credit facility with Calyon, which we refer to in this section as the “Calyon-Capetanissa credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the Cosco Beijing.

The interest rate under the Calyon-Capetanissa credit facility is LIBOR plus an agreed margin. The Calyon-Capetanissa credit facility provides that Capetanissa Maritime Corporation must repay the loan by twenty-three consecutive semi-annual installments in the amount of $2.5 million, and a final twenty-fourth installment in the amount of $32.5 million.

The obligations under the Calyon-Capetanissa credit facility are guaranteed by Costamare Inc. and are secured by a first-priority mortgage over the vessel, Cosco Beijing, an account pledge, and a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 15, 2012, there was $65.0 million outstanding under the Calyon-Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

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

The obligations under the RBS-Rena credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel Cosco Guangzhou, an account charge and a general assignment of our earnings, insurances and requisition compensation of the vessel.

As of February 15, 2012, there was $62.5 million outstanding under the RBS-Rena credit facility, and, as of same date, there was no undrawn available credit.

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

The obligations under the Alpha-Montes credit facility are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation, and charter assignments.

As of February 15, 2012, there was $114.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha-Montes credit facility, and, as of same date, there was no undrawn available credit.

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

The obligations under the Calyon-Bullow credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, MSC Mykonos, an account pledge and a general assignment of earnings, insurances and requisition compensation.

As of February 15, 2012, there was $3.5 million outstanding under the Calyon-Bullow credit facility, and, as of same date, there was no undrawn available credit.

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

The obligations under the Calyon-Marathos credit facility are guaranteed by Costamare Inc. and are secured by a first-priority mortgage over the vessel, MSC Mandraki, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 15, 2012, there was $5.7 million outstanding under the Calyon-Marathos credit facility, and, as of same date, there was no undrawn available credit.

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

The interest rate under the National Bank-Venor credit facility is LIBOR plus an agreed margin. The subsidiaries will repay the National Bank of Greece by six consecutive semi-annual installments in the amount of $3.8 million each, plus a balloon installment in the amount of $1.4 million together with the second (2nd) consecutive installment, and a second balloon installment of $5.74 million together with the sixth (6th) consecutive installment on the third anniversary of the loan. On December 16, 2011, we repaid $2.92 million representing the loan outstanding on the vessel Garden, which was sold for scrap. This repayment will be set off against the second balloon installment.

The obligations under the National Bank-Venor credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgages over the vessels Genius I, Gather and Gifted, and general assignments of earnings, insurances and requisition compensation.

As of February 15, 2012, there was $10.4 million outstanding under the National Bank-Venor credit facility, and, as of same date, there was no undrawn available credit.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain specified loan to value ratios as summarized below:

•

under the credit facilities to which Costamare Inc. is the borrower, Costamare Inc. may not allow the aggregate of (a) the aggregate market value, primarily on a charter inclusive basis, of the mortgaged vessels under this facility and (b) the market value of any additional security provided to the lender to fall below 125% of the aggregate of the loan amount and the swap exposure; provided, however that during a “waiver period” extending through December 31, 2011, Costamare Inc. was not permitted to allow the aggregate of (a), (b) and the aggregate minimum cash amount equal to 3% of the loan outstanding to fall below 80% of the aggregate of the loan amount and the swap exposure; or

•

under certain of our credit facilities, we may not allow the aggregate of (a) the aggregate market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels, and (b) the market value of any additional security provided to the lender to fall below a percentage ranging between 110% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt, provided, however, that under two of our credit facilities, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with the lender; and

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2011 by approximately $1.5 million based upon our debt level during 2011.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2 and 15 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2011, approximately 42% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2011, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $25.0 million at an average forward rate of Euro/U.S. dollar 1.3422 expiring in monthly intervals in 2012.

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

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild vessels, which are scheduled to be delivered between November 2013 and January 2014. On January 28, 2011, we contracted for two additional newbuild vessels, which are scheduled to be delivered by the end of 2012. On April 20, 2011, we contracted for the construction and purchase of five additional newbuild vessels, which are scheduled to be delivered within the first three quarters of 2013. The total aggregate price for all ten newbuild vessels, of approximately 89,000 TEU capacity in aggregate, is $953.7 million, payable in installments until delivery.

As of February 15, 2012, we had outstanding commitments relating to our contracted newbuild vessels aggregating $791.5 million payable in installments until the vessels are delivered. In addition, dry-docking expenses totaled approximately $6.1 million in 2011, excluding off-hire costs.

As of February 15, 2012, we had a total of undrawn credit lines of $132.2 million and 15 ships free of debt, 11 of which have been identified to be used as collateral in the loan facility concluded on October 6, 2011.

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

The economic and market conditions as at December 31, 2010 and 2011, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. 2011 saw increasing charter rates and asset prices during the first six months of the year, along with further growth in vessel supply, followed by steep declines in both charter rates and vessel values during the latter half of the year, due to reduced transportation demand triggered by the unfolding sovereign debt crisis and overall financial volatility, conditions that we consider indicators of impairment.

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

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 4.0% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.93% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012 as provided under the Group Management Agreement, by an inflation rate of 4.0% and fleet utilization of 99.3% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $150 to $250 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2010 and 2011.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2011, suggests that seven of our 46 vessels in the water may have current market values below their carrying values. However, we believe that, with respect to these seven vessels, each of which is currently under time charter, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2011. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2011, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value ($ US Million)(1)

1	Cosco Hellas	9469	2006	July 2006	79.6

2	Cosco Guangzhou	9469	2006	February 2006	78.4

3	Cosco Beijing	9469	2006	June 2006	79.2

4	Cosco Yantian	9469	2006	April 2006	79.1

5	Cosco Ningbo	9469	2006	March 2006	78.5

6	MSC Navarino*	8531	2010	May 2010	116.0

7	Maersk Kure	7403	1996	December 2007	80.7

8	Maersk Kokura	7403	1997	February 2008	82.4

9	Maersk Kawasaki	7403	1997	December 2007	82,1

10	MSC Methoni	6724	2003	October 2011	59,5

11	Sealand Michigan	6648	2000	October 2000	41,8

12	Sealand Illinois	6648	2000	December 2000	42.0

13	Sealand NY	6648	2000	May 2000	40.5

14	Sealand Washington	6648	2000	August 2000	41.5

15	Maersk Kobe	6648	2000	June 2000	40.9

16	Maersk Kalamata	6644	2003	June 2003	50.3

17	Maersk Kingston	6644	2003	April 2003	50,2

18	Maersk Kolkata	6644	2003	January 2003	49.7

19	MSC Romanos	5050	2003	August 2011	54.2

20	Zim Shanghai	4992	2002	October 2002	36.4

21	Zim New York	4992	2002	September 2002	36.1

22	Zim Pireaus	4992	2004	May 2004	36.1

23	Halifax Express	4890	2000	November 2000	33.6

24	Oakland Express	4890	2000	October 2000	33.2

25	Singapore Express	4890	2000	August 2000	32.9

26	MSC Mykonos	4828	1988	January 2005	23.8

27	MSC Mandraki	4828	1988	October 2004	23,2

28	MSC Antwerp	3883	1993	December 1999	14.4

29	MSC Kyoto	3874	1981	May 2003	5.7

30	MSC Washington	3874	1984	September 1999	5.5

31	MSC Austria	3576	1984	March 1998	5.0

32	Karmen*	3351	1991	November 2010	12.4

33	Marina*	3351	1992	February 2011	10.9

34	Konstantina*	3351	1992	March 2011	10.7

35	Akritas	3152	1987	November 1997	5.9

36	Gather	2922	1984	December 2007	9.1

37	Genius I	2922	1984	September 2009	3.9

38	Gifted	2922	1984	August 2009	3.9

39	MSC Challenger	2633	1986	May 1998	5.2

40	MSC Reunion	2024	1992	March 2011	9.4

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value ($ US Million)(1)

41	MSC Namibia II	2023	1991	March 2011	9.4

42	MSC Sierra II	2023	1991	March 2011	9.4

43	MSC Pylos	2020	1991	January 2011	7.5

44	Prosper *	1504	1996	March 2011	10.3

45	Zagora*	1162	1995	January 2011	7.9

46	Horizon*	1068	1991	February 2005	11.2

					1,639.6

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2011.

*

Indicates container vessels which we believe, as of December 31, 2011, may have market values below their carrying values. The aggregate carrying value of these seven vessels was $179.3 million, while we believe that their market value was approximately $132.5 million.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

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

We review for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our fleet for impairment on a vessel by vessel basis. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we evaluate the vessel for impairment loss. The impairment loss is determined by the difference between the carrying amount of the vessel and the fair value of the vessel. If our estimate of undiscounted projected net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment loss to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

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

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter hire rates are determined by the growth in demand for containership transportation services and the corresponding growth in the supply of containerships. Demand for containership transportation services is influenced by global economic and financial conditions.

During 2008 and 2009, the rapid contraction in the world economy and the expectation of declining growth across the world reduced demand for containership transportation services, while the industry was confronted with record supply growth. 2010, however, was a positive year for the containership industry, with charter rates and asset values recovering on solid transportation demand.

2011 saw increasing charter rates and asset prices during the first 6 months of the year, along with further growth in vessel supply, followed by steep declines during the latter half, due to reduced transportation demand triggered by the unfolding sovereign debt crisis and overall volatile financial conditions. The decline in demand for container shipping services has continued in the first two months of 2012, along with an excess supply of vessels.

Sustained low transportation demand growth especially in the western world combined with increasing containership capacity (both current and expected) is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

E. Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2011 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,443,420	$153,176	$331,406	$284,569	$674,269
Interest on long-term debt obligations(1)	273,093	64,554	103,372	67,357	37,810
Payments to our manager(2)	279,082	18,319	43,605	45,429	171,729
Payment for secondhand vessel acquisitions(3)	30,000	30,000	—	—	—
Payments to shipyards(4)	810,609	305,215	505,394	—	—

Total(5)	$2,836,204	$571,264	$983,777	$397,355	$883,808

(1)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on annual assumed all-in rates calculated for the un-hedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. Interest payments with respect to future drawdowns on our credit facilities to pay the remaining capital commitments for the ten newbuild vessels on order are not included in the above figures.

(2)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. The management fees include (a) a daily fee of $850 per day per vessel and (b) a 0.75% chartering fee on charter revenues earned. Pursuant to the terms of the Group Management Agreement, the amount assumes an annual escalation of the daily fee by 4% beginning January 1, 2013. Management fees with regards to our ten newbuild vessels and the secondhand vessel to be delivered are also included in the above figures.

(3)	This represents the amount that was paid upon delivery of the vessel MSC Ulsan.

(4)	This amount represents the remaining capital commitments with regards to the ten newbuild vessels on order.

(5)

The above does not include the related newbuild vessel supervision fees payable to our manager. The supervision fee commitment will be $4.2 million in 2012, $2.45 million in 2013 and $0.35 million in 2014. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement”.

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

Name	Age	Position
Konstantinos Konstantakopoulos	42	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	43	Chief Financial Officer and Class II Director
Konstantinos Zacharatos	39	General Counsel, Secretary and Class I Director
Vagn Lehd Møller	65	Class II Director
Charlotte Stratos	57	Class III Director

The term of our Class I director expires in 2014, the term of our Class II directors expires in 2012 and the term of our Class III directors expires in 2013.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. Ms. Stratos currently serves as an independent director for Hellenic Carriers Ltd. and Gyroscopic Fund, a hedge fund company.

B. Compensation of Directors and Senior Management

Non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors will not receive additional compensation for their service as directors.

We have not paid any compensation to our chief executive officer, our chief financial officer or our general counsel. Our executive officers are provided to us by Costamare Shipping and their compensation is set and paid by Costamare Shipping. Under the Group Management Agreement with Costamare Shipping, we are responsible for the compensation of our executive officers. Currently, such compensation is $1.0 million per year in the aggregate. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non- independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Corporate Governance

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.costamare.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Konstantinos Zacharatos, 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 15, 2012 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 15, 2012 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 60,300,000 shares of common stock outstanding as of February 15, 2012. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	15,666,666	26.0%
Gregory Zikos	—	— (4)
Konstantinos Zacharatos	—	— (4)
Vagn Lehd Møller	—	— (4)
Charlotte Stratos	—	—
All officers and directors as a group (five persons)	15,666,666	26.0%
5% Beneficial Owners
Christos Konstantakopoulos(2)	15,666,667	26.0%
Achillefs Konstantakopoulos(3)	15,666,667	26.0%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 9,074,916 shares directly and 6,591,750 shares indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation. The address of Kent Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(2)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares directly and 6,591,750 shares indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation. The address of Vasska Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(3)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares directly and 6,591,750 shares indirectly through Yaco Maritime Investments S.A., a Marshall Islands corporation. The address of Yaco Maritime S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(4)	Owns less than 1% of our issued and outstanding shares.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 15, 2012, we had 6,339 stockholders of record.

B. Related Party Transactions

Management Affiliations

Each of our containerships is managed by one or more of our three managers, Costamare Shipping, CIEL or Shanghai Costamare, pursuant to the Group Management Agreement and one or more ship-management agreements between the relevant vessel owning entities and the relevant managers. All three managers are controlled by our chairman and chief executive officer.

Management Agreement

Costamare Shipping provides us with general administrative services, certain commercial services, D&O related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare and CIEL, provides our current fleet of containerships with technical, crewing, commercial, provisions, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping, and in respect of our containerships flying the Liberian flag (other than the Prosper) and the Malta flag, also CIEL. In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Our three managers control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. Under the Group Management Agreement, Costamare Shipping may subcontract certain of its obligations.

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

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The management fee of $850 per day for each containership is fixed until December 31, 2012, and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term.

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

As noted above, Konstantinos Konstantakopoulos is permitted to engage in restricted activities with respect to two types of permitted acquisitions, including (1) the acquisition of a containership or an acquisition or investment in a containership business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a fleet of ships or of a business that includes containerships. Under this second type of permitted acquisition, we must be given the opportunity to buy the containerships or containership businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containership will be offered such charter.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on October 19, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of 47,000,000 shares entitled to these registration rights.

Trademark Licensing Agreement

Under the trademark licensing agreement entered into with us, during the term of the Group Management Agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks, provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share. We have subsequently paid dividends of $0.25 per share on May 12, 2011, $0.25 per share on August 9, 2011, $0.27 per share on November 7, 2011 and $0.27 per share on February 8, 2012. We intend to continue to pay our stockholders quarterly dividends of $0.27 per share, or $1.08 per share per year. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

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

Set out below is a table showing the dividends and distributions paid in 2007, 2008, 2009, 2010 and 2011.

	Year ended December 31,
	2007	2008	2009	2010	2011	Total
	(Expressed in millions of U.S. dollars)
Dividends paid	$88.6	$10.8	$30.2	$10.0	$61.5	$201.1
Distributions paid	0.0	269.0	131.0	0.0	0.0	400.0

Total	$88.6	$279.8	$161.2	$10.0	$61.5	$601.1

B. Significant Changes

See “Item 18. Financial Statements—Note 18. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on November 4, 2010, our common stock has been listed on the New York Stock Exchange under the symbol “CMRE.” The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2010	$14.46	$10.75
2011	18.11	11.39
Fourth Quarter 2010	14.46	10.75
First Quarter 2011	17.40	14.33
Second Quarter 2011	18.11	16.30
Third Quarter 2011	17.68	12.31
Fourth Quarter 2011	14.31	11.39
September 2011	15.45	12.31
October 2011	13.11	11.39
November 2011	12.70	11.54
December 2011	14.31	11.41
January 2012	15.67	14.41
February 1, 2012 to February 28, 2012	15.56	14.22

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2011, 60,300,000 shares were issued and outstanding, and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which, as of December 31, 2011, no shares were issued and outstanding. Of this blank check preferred stock, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”. All of our shares of stock are in registered form.

Please see Note 12 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

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

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to our initial public offering in November 2010.

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

(a)

Management Agreement, dated November 3, 2010, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Group Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.”

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

(h)	First Supplemental Agreement dated April 23, 2010 in Relation to the Facility Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(i)	Second Supplemental Agreement dated June 22, 2010 in Relation to the Facility Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

(j)	Third Supplemental Agreement dated September 6, 2011 in Relation to the Facility Agreement, please see “Item 5. Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

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

(m)

Facility Agreement dated August 16, 2011 for a loan facility of up to US$229,200,000 in twelve advances between DnB NOR Bank ASA, ABN Amro Bank N.V., Bank of America N.A. and ING Bank as lenders and Quentin Shipping Co., Undine Shipping Co. and Sander Shipping Co., as joint and several borrowers, please see “Item 5 Operating and Financial Review—Liquidity and Capital Resources—Credit Facilities.”

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

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

If, however, our Liberian subsidiaries were subject to Liberian income tax under the Amended Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. Federal income tax in respect of its U.S. source gross transportation income (without the allowance for deductions).

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

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

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source gross transportation income if:

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

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the effective rate of U.S. Federal income tax on our gross transportation income would not exceed 2%. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.

To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in us having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

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

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. Federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

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

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands. As of the date hereof, it is not possible to predict with certainty whether or in what form this proposed legislation will be enacted.

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

PFIC Status

Special U.S. Federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a “passive foreign investment company” (or “PFIC”) for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

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

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, as a result of new legislation, for each year during which you own our common stock and we are a PFIC, you are required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common stock. Although a revised version of Form 8621 to provide for the reporting of such ownership is not yet available, after the form is available it will be required to be filed for all preceding years during which the form was required to be filed but was not yet available.

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

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock would not apply to your deemed ownership of the stock of such subsidiary.

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

Distributions on Our Common Stock

You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

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

Under recently adopted legislation, U.S. individuals who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2011 by approximately $1.5 million based upon our debt level during 2011.

The following table sets forth the sensitivity of our long-term debt including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2012	1.5
2013	0.8
2014	1.7
2015	2.6
2016	2.5

Interest Rate Swaps

In connection with certain of our credit facilities under which we pay a floating base rate of interest, we entered into interest rate swap agreements designed to decrease the fluctuation in our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 (formerly SFAS 133) in order to designate these swaps, as of and after January 1, 2008, as hedging instruments, 10 of the 11 interest rate swaps to which we were a party as at December 31, 2010 and 27 of the 28 interest rate swaps to which we were a party as at December 31, 2011, qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to January 1, 2008, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2011.

(a) Interest rate swaps that meet the criteria for hedge accounting

Counterparty	Effective date		Termination date		Notional amount on effective date	Fixed rate (Costamare pays)		Floating rate (Costamare receives)	Fair value Dec. 31, 2011
	(Amounts in thousands of U.S. dollars)
UNICREDIT	30/6/2008		30/06/2015		$425,000	4.03	%p.a.	USD LIBOR 3M BBA	$(27,494)
UNICREDIT	30/6/2008		30/06/2015		75,000	4.03	%p.a.	USD LIBOR 3M BBA	(4,852)
HSH	30/9/2008		30/06/2015		100,000	4.09	%p.a.	USD LIBOR 3M BBA	(6,594)
DEUTSCHE SCHIFFSBANK	30/9/2008		30/06/2015		250,000	4.02	%p.a.	USD LIBOR 3M BBA	(16,051)
EMPORIKI BANK	16/5/2008		16/05/2014		75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,075)
EMPORIKI BANK	16/5/2008		16/05/2014		75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,075)
ALPHA BANK	17/6/2008		17/06/2013		73,000	3.57	%p.a.	USD LIBOR 6M BBA	(2,288)
ALPHA BANK	17/6/2008		17/06/2013		73,000	3.57	%p.a.	USD LIBOR 6M BBA	(2,288)
RBS	21/2/2007		21/02/2017		85,000	Zero cost Interest rate Collar*			(12,268)
HSBC	4/08/2008		5/08/2013		74,000	3.60	%p.a.	USD LIBOR 6M BBA	(3,226)
DEUTSCHE SCHIFFSBANK	30/6/2011		29/6/2018		50,000	3.45	%p.a.	USD LIBOR 3M BBA	(15,478)
UNICREDIT	30/9/2011		29/6/2018		20,000	4.05	%p.a.	USD LIBOR 3M BBA	(19,031)
HSH	28/9/2012		29/6/2018		40,000	3.60	%p.a.	USD LIBOR 3M BBA	(4,396)
CALYON	22/8/2011		22/8/2018		65,000	2.79	%p.a.	USD LIBOR 6M BBA	(4,297)
ING	15/12/2012	**	15/12/2020	**	133,700	3.51	%p.a.	USD LIBOR 6M BBA	(11,088)
DNB	15/1/2014	**	15/1/2021	**	67,781	2.94	%p.a.	USD LIBOR 3M BBA	(2,461)
DNB	15/2/2014	**	15/2/2021	**	67,781	2.99	%p.a.	USD LIBOR 3M BBA	(2,524)
DNB	15/3/2014	**	15/3/2021	**	67,781	3.03	%p.a.	USD LIBOR 3M BBA	(2,558)
DNB	20/2/2013	**	20/2/2020	**	30,000	2.39	%p.a.	USD LIBOR 3M BBA	(770)
DNB	30/4/2013	**	30/4/2020	**	30,000	2.49	%p.a.	USD LIBOR 3M BBA	(818)
DNB	30/6/2013	**	30/6/2020	**	30,000	2.58	%p.a.	USD LIBOR 3M BBA	(867)
ING	30/6/2013	**	30/6/2020	**	30,000	2.41	%p.a.	USD LIBOR 3M BBA	(611)
ING	20/2/2013	**	20/2/2020	**	30,000	2.24	%p.a.	USD LIBOR 3M BBA	(541)
ING	30/4/2013	**	30/4/2020	**	30,000	2.32	%p.a.	USD LIBOR 3M BBA	(562)
ABN	30/6/2013	**	30/6/2020	**	16,400	2.46	%p.a.	USD LIBOR 3M BBA	(429)
ABN	30/4/2013	**	30/4/2020	**	16,400	2.38	%p.a.	USD LIBOR 3M BBA	(409)
ABN	20/2/2013	**	20/2/2020	**	16,400	2.29	%p.a.	USD LIBOR 3M BBA	(386)

								Total fair value	$(150,437)

*

Notional amount $85.0 million amortizing zero-cost collar (2.23%–6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

**	Assuming effective date occurs at the middle of the 3-month window period.

(b) Interest rate swaps that do not meet the criteria for hedge accounting

As of both December 31, 2010 and 2011, we had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value are reflected in earnings. More specifically, notional amount $100.0 million non-amortizing zero-cost collar (1.37%—6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping in September 2008 was a liability of $7.9 million (2008: liability of $11.5 million). At December 31, 2010, the fair value of this swap was a liability of $13.0 million resulting a loss of $4.9 million which is included in Gain (loss) on derivative instruments in the 2010 consolidated statement of income. At December 31, 2011, the fair value of this swap was a liability of $20,3 million resulting in a loss of $7.3 million which is included in Gain (loss) on derivative instruments in the 2011 consolidated statement of income.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2011, approximately 42% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2011, the Company was engaged in 16 forward Euro/U.S. dollar contracts totaling $25.0 million at an average forward rate of Euro/U.S. dollar 1.3422 expiring in monthly intervals in 2012.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2011. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of our internal control over financial reporting as of December 31, 2011, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2011, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011 which is incorporated by reference into Item 15.C below.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18 and such report is incorporated herein by reference.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Konstantinos Zacharatos, Secretary, Costamare Inc., 60 Zephyrou Street & Syngrou Avenue, 17564, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2011.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2010 and 2011.

The chart below sets forth the total amount billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services performed in 2010 and 2011 and breaks down these amounts by the category of service.

	2010	2011
Audit fees	€513,500	€675,000
Total fees	€513,500	€675,000

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2011 and for the review of the quarterly financial information as well as in connection with the review of the of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees, in connection with our initial public offering, which was completed in the fourth quarter of 2010 amounted to €263,500 and are included in the 2010 total fees in the aforementioned table.

Audit-related fees

No audit-related fees were billed in 2010 and 2011.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G. CORPORATE GOVERNANCE

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

Audit Committee

Pursuant to NYSE Rule 303A.07, the New York Stock Exchange requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-33 included herein by reference.

ITEM 19. EXHIBITS

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

4.8

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US $ 1,000,000,000 comprising (i) a term loan facility of up to US $ 700,000,000 and (ii) a revolving credit facility of up to US $ 300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower(1)

4.9	First Supplemental Agreement dated April 23, 2010 in relation to the Facility Agreement(1)

4.10	Second Supplemental Agreement dated June 22, 2010 in relation to the Facility Agreement(1)

4.11	Third Supplemental Agreement dated September 6, 2011 in relation to the Facility Agreement

4.12

Facility Agreement dated January 14, 2011 for (i) a loan facility of up to US $ 203,343,000 and (ii) a guarantee facility of up to US $ 28,856,781 among the lenders and financial institutions set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent, account bank, swap provider and co-arranger, The Export-Import Bank of China as co-arranger and issuing bank, and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers(2)

4.13

Facility Agreement dated August 16, 2011 for a loan facility of up to US$229,200,000 among the lenders and swap providers set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent and account bank and Quentin Shipping Co., Undine Shipping Co. and Sander Shipping Co., as joint and several borrowers

8.1	List of Subsidiaries of Costamare Inc.

Exhibit No.	Description
12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

(1)

Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), filed with the SEC on October 20, 2010 and hereby incorporated by reference to such Registration Statement.

(2)

Previously filed as Exhibit 4.15 to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 22, 2011 and hereby incorporated by reference to such Annual Report.

The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSTAMARE INC.,

By	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: Chief Executive Officer

Dated: February 29, 2012

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), COSTAMARE INC.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). COSTAMARE INC.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, COSTAMARE INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

February 29, 2012

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2011
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,774	$97,996
Restricted cash	5,121	7,371
Receivables	3,360	2,150
Inventories (Note 5)	9,534	9,335
Due from related parties (Note 3)	1,297	3,585
Fair value of derivatives (Note 15)	458	—
Insurance claims receivable	747	3,076
Accrued charter revenue (Note 10)	22,413	13,428
Prepayments and other	2,428	1,910
Investments (Note 4)	6,080	—

Total current assets	211,212	138,851

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	3,830	148,373
Vessels, net (Note 7)	1,531,610	1,618,887

Total fixed assets, net	1,535,440	1,767,260

NON CURRENT ASSETS:
Deferred charges, net (Note 8)	30,867	32,641
Restricted cash	36,814	38,707
Accrued charter revenue (Note 10)	14,449	5,086

Total assets	$1,828,782	$1,982,545

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$114,597	$153,176
Accounts payable	4,128	4,057
Accrued liabilities	7,761	13,455
Unearned revenue (Note 10)	2,580	6,901
Fair value of derivatives (Note 15)	53,880	46,481
Other current liabilities	1,842	2,519

Total current liabilities	184,788	226,589

NON CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 9)	1,227,140	1,290,244
Fair value of derivatives, net of current portion (Note 15)	54,062	125,194
Unearned revenue, net of current portion (Note 10)	650	10,532

Total non current liabilities	1,281,852	1,425,970

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common Stock (Note 12)	6	6
Additional paid-in capital (Note 12)	519,971	519,971
Accumulated deficit	(74,940)	(48,854)
Accumulated other comprehensive loss (Notes 15 and 17)	(82,895)	(141,137)

Total stockholders’ equity	362,142	329,986

Total liabilities and stockholders’ equity	$1,828,782	$1,982,545

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2009	2010	2011
	(Expressed in thousands of U.S. dollars except of share and per share data)
REVENUES:
Voyage revenue	$399,939	$353,151	$382,155
EXPENSES:
Voyage expenses	(3,075)	(2,076)	(4,218)
Voyage expenses—related parties (Note 3)	—	(410)	(2,877)
Vessels’ operating expenses	(114,515)	(102,771)	(110,359)
Charter agreement early termination fee (Note 10)	—	(9,500)	—
General and administrative expenses	(1,236)	(1,065)	(3,958)
General and administrative expenses-related parties (Note 3)	(480)	(159)	(1,000)
Management fees-related parties (Note 3)	(12,231)	(11,256)	(15,349)
Amortization of dry-docking and special survey costs (Note 8)	(7,986)	(8,465)	(8,139)
Depreciation (Note 7)	(71,148)	(70,887)	(78,803)
Gain on sale/disposal of vessels, net (Note 7)	2,854	9,588	13,077
Foreign exchange gains / (losses)	(535)	(273)	133

Operating income	191,587	155,877	170,662

OTHER INCOME (EXPENSES):
Interest income	2,672	1,449	477
Interest and finance costs (Note 13)	(86,817)	(71,949)	(75,441)
Other	3,892	306	603
Gain (loss) on derivative instruments (Note 15)	5,595	(4,459)	(8,709)

Total other income (expenses)	(74,658)	(74,653)	(83,070)

Net Income	$116,929	$81,224	$87,592

Earnings per common share, basic and diluted (Note 12)	$2.49	$1.65	$1.45

Weighted average number of shares, basic and diluted	47,000,000	49,113,425	60,300,000

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2009	2010	2011
	(Expressed in thousands of U.S. dollars)
Net income for the year	$116,929	$81,224	$87,592

Other comprehensive income / (loss)
- Unrealized gain (loss) on cash flow hedges (Note 15)	42,706	(21,909)	(55,482)
- Unrealized gain (loss) on available for sale securities	15	(110)	—
- Reclassification adjustment for gain (loss) on available for sale securities in net income	—	(228)	(8)
- Net settlements on interest rate swaps qualifying for cash flow hedge (Note 9)	—	—	(2,752)

Other comprehensive income/(loss) for the year	$42,721	$(22,247)	$(58,242)

Total comprehensive income for the year	$159,650	$58,977	$29,350

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
For the years ended December 31, 2009, 2010 and 2011

	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	# of shares	Par value
	(Expressed in thousands of U.S. dollars except of share and per share data)
BALANCE, January 1, 2009	1,880,000	$—	$325,482	$(103,369)	$(232,863)	$(10,750)
- Net income	—	—	—	—	116,929	116,929
- Contribution of shares of Uriza Shipping Co. (Note 3)	—	—	46,552	—	—	46,552
- Dividends declared	—	—	—	—	(40,230)	(40,230)
- Other comprehensive income/(loss)	—	—	—	42,721	—	42,721

BALANCE, December 31, 2009	1,880,000	$—	$372,034	$(60,648)	$(156,164)	$155,222
- Common Stock Issuance	45,120,000	5	2,395	—	—	2,400
- Initial Public Offering proceeds, net	13,300,000	1	145,542	—	—	145,543
- Net income	—	—	—	—	81,224	81,224
- Other comprehensive income/(loss)	—	—	—	(22,247)	—	(22,247)

BALANCE, December 31, 2010	60,300,000	$6	$519,971	$(82,895)	$(74,940)	$362,142
- Net income	—	—	—	—	87,592	87,592
- Dividends	—	—	—	—	(61,506)	(61,506)
- Other comprehensive income/(loss)	—	—	—	(58,242)	—	(58,242)

BALANCE, December 31, 2011	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2009	2010	2011
	(Expressed in thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income:	$116,929	$81,224	$87,592
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	71,148	70,887	78,803
Amortization and write off of financing costs	746	1,827	2,747
Amortization of deferred drydocking and special survey	7,986	8,465	8,139
Amortization of unearned revenue	(3,378)	(650)	(650)
Net settlements on interest rate swaps qualifying for cash flow hedge	—	—	(2,752)
Loss (gain) on derivative instruments	(5,595)	4,459	8,709
Gain on sale/disposal of vessels, net	(2,854)	(9,588)	(13,077)
Gain on sale of investments	(108)	(148)	8
Changes in operating assets and liabilities:
Receivables	(2,039)	(225)	1,210
Due from related parties	4,538	7,009	(2,288)
Inventories	1,108	1,945	199
Claims receivable	2,472	(71)	(2,329)
Prepayments and other	431	(763)	518
Accounts payable	4,996	(4,694)	(71)
Due to related parties	6,983	(7,253)	—
Accrued liabilities	(8,447)	1,995	665
Unearned revenue	(3,906)	529	2,888
Other liabilities	(692)	(701)	677
Drydockings	(6,051)	(12,705)	(6,122)
Accrued charter revenue	(22,374)	(13,596)	30,313

Net Cash provided by Operating Activities	161,893	127,946	195,179

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances for vessel acquisitions	(47,903)	(3,830)	(148,373)
Vessels acquisitions / Additions to vessel cost	(8,864)	(50,781)	(190,209)
Proceeds from sale of available for sale of securities	21,421	8,030	6,082
Proceeds from the sale of vessels, net	48,157	22,731	48,742

Net Cash provided by (used in) Investing Activities	12,811	(23,850)	(283,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Initial Public Offering, net of related expenses	—	148,827	—
Initial Public Offering costs	—	(3,284)	—
Stockholders’ contributions	—	2,400	—
Proceeds from long-term debt	30,000	—	226,293
Repayment of long-term debt	(124,355)	(93,856)	(124,610)
Payment of financing costs	(150)	(3,256)	(9,233)
Dividends paid	(30,230)	(10,000)	(61,506)
Distribution paid to stockholders with reorganization (Note 1)	(131,000)	—	—
(Increase) decrease in restricted cash	3,051	2,565	(4,143)

Net Cash provided by (used in) Financing Activities	(252,684)	43,396	26,801

Net increase / (decrease) in cash and cash equivalents	(77,980)	147,492	(61,778)
CASH AND CASH EQUIVALENTS at beginning of the year	90,262	12,282	159,774
CASH AND CASH EQUIVALENTS at end of the year	$12,282	$159,774	$97,996

SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest, net of amounts capitalized	$52,176	$19,896	$20,783

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 13,300,000 common shares at par value US$0.0001 were issued for US$12.00 per share. The net proceeds of the initial public offering were $145,543. At December 31, 2011, members of the Family owned, directly or indirectly, approximately 77.9% of the outstanding common shares, in the aggregate.

As of December 31, 2010 and 2011, the Company owned and operated a fleet of 43 and 46 container vessels with a total carrying capacity of approximately 218,584 TEU and 233,980 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2011, Costamare had 80 wholly owned subsidiaries, all incorporated in the Republic of Liberia out of which, 46 operate vessels, 14 sold their vessels in 2009 and 2010 and became dormant, seven sold or disposed their vessels in 2011 and became dormant, ten were established in 2010 and 2011 to be used for the acquisition of ten newbuild vessels (Note 6) and three were established to be used for future vessel acquisitions.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation,” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest.

Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

of a VIE in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities as of December 31, 2010 and 2011.

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

(c) Comprehensive Income (loss): Within the year, the Company has adopted the amendments made by Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income, Presentation of Comprehensive Income” which requires presentation of a separate statement of comprehensive income. In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

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

(g) Receivables: The amount shown as receivable, at each balance sheet date, includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2010 and 2011.

(h) Inventories: Inventories consist of bunkers, lubricants and spare parts (propellers and tail shafts) which are stated at the lower of cost or market on a consistent basis. Cost incurred to bring inventories to their present location and condition is determined by the first in, first out method.

(i) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the claim is not subject to litigation.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

(j) Available-for-Sale Securities: Investments consisting of marketable government bonds (see Note 4) are classified as available-for-sale securities, and reported at fair value as determined based on quoted market prices. Those investments with maturities of less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. Unrealized gains and losses are reported in the statement of comprehensive income, with realized gains and losses recognized upon sale of the security and reported in interest income.

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

(m) Impairment of Long-Lived Assets: The Company uses ASC 360 “Property plant and equipment”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

As of December 31, 2010 and 2011, the Company concluded that, as conditions in the worldwide shipping industry remain highly volatile, indicators existed which triggered the existence of potential impairment of its long-lived assets. These indicators included deterioration in the spot market, vessels’ market values and the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their respective carrying value. The Company’s strategy is mainly to charter its vessels under long term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 4.0% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.93% (in line with the average world Consumer Price Index forecasted), planned drydocking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012 as provided under the Company’s management agreements, by an inflation rate of 4.0% and fleet utilization of 99.3% (excluding the scheduled off-hire days for planned drydockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $0.150 to $0.250 per light weight ton in accordance with our vessels’ depreciation policy.

The Company’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2010 and 2011, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2009, 2010 or 2011.

(n) Reporting Assets held-for-sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2010 and 2011, no vessels were classified as held-for-sale.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
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

(r) Voyage Revenues: Voyage Revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the sea passage for the next fixed cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non- cancelable charter agreement between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated, as well as revenue recognized based on the average hire rate as derived from the entire duration of the charter party, rather than being recognized on the per year hire rates provided in the charter party when the daily hire rate of the specific vessels decreases over time.

Revenues for 2009, 2010 and 2011 derived from significant charterers (in percentages of total revenues) were as follows:

	2009	2010	2011
A	18%	19%	18%
B	38%	37%	34%
C	17%	19%	16%
D	8%	10%	10%

Total	81%	85%	78%

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

(u) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

The Company, at each reporting date, formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge’s inception and, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

The Company also enters forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(v) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2011.

(w) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines, and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 15 and 16).

ASC 825 “Financial Instruments”, permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

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

(v) Recent Accounting Standards Updates: ASU 2011-04: In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS (Topic 820). The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU 2011-04 are not expected to have a material impact on the Company’s consolidated financial statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives a daily fee of $0.850 for each containership that is subject to any charter other than a bareboat charter ($0.700 prior to November 4, 2010,) and $0.425 in the case of a containership subject to a bareboat charter, prorated for the calendar days the Company owns each containership and for the three month period following the date of the sale of a vessel, for providing the Company with general administrative services, certain commercial services, director and officer related insurance services and the provision of officers (but not for payment of such officer’s compensation for their services). With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate. Furthermore, Costamare Shipping is providing the Company’s vessels flying the Greek, the Hong Kong and Liberian (Prosper) flags, with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services, subcontracting certain of these services in respect of the Hong Kong and Liberian (Prosper) flag vessels to Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

vessel in exchange for a daily fixed fee. The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek, Hong Kong and Liberian (Prosper) under separate commercial management agreements with each respective ship- owning company. The technical management of such vessels is performed by CIEL Shipmanagement S.A. (“CIEL”), a related party, pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee.

The initial term of the management agreement expires on December 31, 2015, automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point it will expire. The management fee per day for each containership is fixed until December 31, 2012, and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by the Manager in 2009, 2010 and 2011 amounted to $9,521, $8,902 and $12,038 respectively, and are included in management fees-related parties in the accompanying consolidated statements of income. In addition, following the consummation of the Company’s Initial Public Offering on November 4, 2010, the Manager charged (i) $2,877 for the year ended December 31, 2011 ($410 for the period from November 4, 2010 up to December 31, 2010), representing a fee of 0.75% on all gross revenues, as provided in the management agreements and is included in voyage expenses - related parties in the accompanying 2010 and 2011 consolidated statements of income and (ii) $1,000 for the year ended December 31, 2011 ($159 for the period from November 4, 2010 up to December 31, 2010) for the services of the Company’s officers in aggregate and is included in General and administrative expenses - related parties in the accompanying 2010 and 2011 consolidated statements of income.

The balance due from the Manager at December 31, 2010 and 2011 amounted to $504 and $2,568, respectively, and is included in Due from related parties in the accompanying 2010 and 2011 consolidated balance sheet.

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 15 (b) (ii) at its then fair value which was a liability of $7,887. The amount was payable by Costamare Shipping within 30 months from September 5, 2008. The amount was paid by the Manager on December 1, 2010.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Mr. Dimitrios Lemonidis, CIEL’s chief executive officer. CIEL is not part of the consolidated group of the Company but is a related party. CIEL provides the Company’s vessels flying flags other than Greek, Hong Kong and Liberian (Prosper) certain shipping services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel (2010: $0.600). CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU. As of December 31, 2011, CIEL provided technical, crewing, provisions, bunkering, sale and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

purchase and accounting services, as well as certain commercial services, to 12 (10 at December 31, 2010) of the Company’s containerships. Management fees charged by CIEL in 2009, 2010 and 2011 amounted to $2,570, $2,314 and $3,311 respectively, and are included in management fees - related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2010 and 2011 amounted $793 and $1,017, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. Furthermore, in 2009 following the sale of the vessels MSC Romania II, MSC Venice, MSC Austria, MSC Togo, Gentle and Gem and following the reflagging of Horizon CIEL charged $140 for accounting and administrative fees ($20 per vessel) and in 2010, following the sale of the vessels MSC Germany and MSC Mexico, CIEL charged $40 ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income.

(c) Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% (indirectly) by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company, but is a related party. The technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels has been subcontracted from the Manager to Shanghai Costamare. As of December 31, 2011, Shanghai Costamare provided such services to nine (eight as of December 31, 2010) of the Company’s containerships, eight of which are flying the Hong Kong flag and one is flying the Liberian flag (Prosper). During 2009, 2010 and 2011, Shanghai Costamare billed the Company $480, $nil and $nil, respectively, for market analysis and research services which are included in General and administrative expenses-related parties in the accompanying consolidated statements of income. The balance due to Shanghai Costamare at December 31, 2010 and 2011, was $nil and $nil, respectively.

(d) Vessels’ sale to affiliated companies: In August and September 2009, the Company sold the vessels Gem and Gentle, including their charter parties, to a related company, wholly owned by Vasileios Konstantakopoulos, for an aggregate amount of $25,000 and realized an aggregate loss of $137 which is included in Gain (loss) on sale of vessels in the accompanying 2009 consolidated statement of income (Note 7).

(e) Under construction vessel—Hull1512A: In June 2009, the Family, being the shareholders of Uriza Shipping Co., owner of under construction vessel Hull1512A, transferred their shares of Uriza Shipping Co. to the Company. The shipbuilding contract price amounted to $116,000 and as of December 31, 2009, $92,000 had been paid to the shipyard. In May 2010, the Company paid to the shipyard the amount of $24,000, and took delivery of the newbuild vessel MSC Navarino (renamed to Hyundai Navarino in January 2011).

4. Investments:

During 2008, the Company purchased bonds issued by the US Government and by the Province of Ontario as follows:

(a) In October 2008, two bonds issued by the US Government with principal amount of $45,000 at a purchase price of $45,686 in the aggregate. The US Government bonds have Coupon rates at 2.375% and 2.000% and matured in August and September 2010, respectively.

(b) In December 2008, two bonds issued by the Province of Ontario with principal amount of $11,000 at a purchase price of $11,195 in the aggregate. The two Province of Ontario bonds have Coupon rates at 3.125% and 2.750% and matured in September 2010 and February 2011, respectively.

As at December 31, 2010 the Company held the following bonds at fair value:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
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

As at December 31, 2010, the Company held at fair value one Province of Ontario bond amounting to $6,080 upon maturity of which, on February 22, 2011, the Company collected the amount of $6,082 and the amount of $8 was transferred to Interest income from Other Comprehensive Income in the accompanying 2011 consolidated statement of income.

5. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Bunkers	133	—
Lubricants	7,893	7,448
Spare parts	1,508	1,887

Total	9,534	9,335

6. Advances for Vessels Acquisitions:

During the year ended December 31, 2011, the Company acquired ten secondhand containerships: Prosper, MSC Pylos, Zagora, Marina, Konstantina, MSC Sudan II, MSC Sierra II, MSC Namibia II, MSC Romanos and MSC Methoni. The aggregate acquisition cost of the ten containerships was $193,063, of which $3,830 was advanced to the sellers as of December 31, 2010 and is separately reflected in the accompanying December 31, 2010 consolidated balance sheet.

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted, subject to the loan concluded on January 14, 2011 (Note 9), with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,000 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between November 2013 and January 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly- owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S 4010 and S 4011), each of approximately 9,000 TEU capacity. These two newbuild vessels are scheduled to be delivered to the Company by the end of 2012. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed regarding the three 9,000 TEU vessels discussed in the preceding paragraph.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

On April 20, 2011, the Company, through its five wholly- owned subsidiaries Undine Shipping Co., Terance Shipping Co., Quentin Shipping Co., Raymond Shipping Co., and Sander Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels, each of approximately 8,800 TEU capacity. The five newbuild vessels are scheduled for delivery in the first three quarters of 2013 and the Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010 for the three approximately 9,000 TEU vessels discussed above.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their delivery, of which $143,131 was paid during the year ended December 31, 2011.

The amount of $148,373 separately reflected in the accompanying December 31, 2011 consolidated balance sheet includes amounts paid to the shipyards and other costs, as analyzed below:

Pre-delivery installments	143,131
Capitalized interest and finance costs	2,773
Other capitalized costs	2,469

Total	148,373

7. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	2,097,580	(525,464)	1,572,116
- Depreciation	—	(71,148)	(71,148)
- Transfer to assets held for sale	(1,810)	—	(1,810)
- Vessel acquisitions and other vessels’ cost	8,864	—	8,864
- Disposals	(66,860)	24,482	(42,378)

Balance, December 31, 2009	2,037,774	(572,130)	1,465,644
- Depreciation	—	(70,887)	(70,887)
- Vessel acquisitions and other vessels’ cost	146,246	—	146,246
- Disposals	(35,160)	25,767	(9,393)

Balance, December 31, 2010	2,148,860	(617,250)	1,531,610
- Depreciation	—	(78,803)	(78,803)
- Vessel acquisitions and other vessels’ cost	194,040	—	194,040
- Disposals	(44,792)	16,832	(27,960)

Balance, December 31, 2011	2,298,108	(679,221)	1,618,887

In August and September 2009, the Company acquired the secondhand container vessels Gifted and Genius at an aggregate price of $8,270.

In August and September 2009, the Company sold the container vessels Gem and Gentle to a related company (Note 3) at an aggregate price of $25,000 and realized an aggregate loss of $137 which is included in Gain (loss) on sale/disposal of vessels, net in the accompanying 2009 consolidated statement of income.

During 2009, the Company sold for scrap the container vessels MSC Austria, Liguria, City of Glasgow, MSC Togo, MSC Yokohama, MSC Venice, MSC Romania II and MSC Antwerp at an aggregate price of $23,157 and realized an aggregate capital net gain of $2,991 which is included in

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

Gain (loss) on sale/disposal of vessels, net in the accompanying 2009 consolidated statement of income.

During the year ended December 31, 2010, the Company sold for scrap the container vessels MSC Germany, MSC Toba, MSC Mexico and MSC Sicily at an aggregate price of $22,731 and realized an aggregate gain of $9,588 which is included in Gain (loss) on sale/disposal of vessels, net in the accompanying 2010 consolidated statement of income.

On May 6, 2010, the Company took delivery from the ship-yard of the new-building container vessel MSC Navarino (renamed to Hyundai Navarino in January 2011) at a total cost of $122,230 (Note 3).

On September 23, 2010, the Company contracted to acquire four 3,351 TEU secondhand containerships built between 1990 and 1992 at a purchase price of $11,250 per containership, of which $2,250 was advanced to the sellers as of December 31, 2010. All of the four containerships, Karmen, Rena, Marina and Konstantina, were delivered to the Company on November 10, 2010, November 22, 2010, February 28, 2011 and March 16, 2011, respectively.

On December 2, 2010, the Company contracted to acquire the 2,020 TEU secondhand containership MSC Pylos (ex. Oranje), built in 1991 at a purchase price of $7,450, of which $750 was advanced to the sellers as of December 31, 2010. The containership was delivered to the Company on January 7, 2011.

On December 8, 2010, the Company contracted to acquire the 1,162 TEU secondhand containership Zagora, built in 1995 at a purchase price of $8,287, of which $830 was advanced to the sellers as of December 31, 2010. The containership was delivered to the Company on January 28, 2011.

During the year ended December 31, 2011, the Company acquired the secondhand containerships Prosper, MSC Sudan II, MSC Sierra II, MSC Namibia II, MSC Romanos and MSC Methoni at an aggregate cost of $154,826.

During the year ended December 31, 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra, MSC Sudan, MSC Fado, MSC Tuscany and Garden while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011. From the sale of these six vessels and the CTL of Rena, the Company received in aggregate $48,742 and recognized an aggregate gain of $13,077 (including the effect of a provision recorded for potential costs associated with the grounding of the Rena), which is included in Gain (loss) on sale/disposal of vessels, net in the accompanying 2011 consolidated statement of income.

As of December 31, 2011, one of the Company’s vessels, having total carrying value of $4,751 was fully depreciated.

Thirty-one of the Company’s vessels, having a total carrying value of $1,351,221 as of December 31, 2011, have been provided as collateral to secure the long-term debt discussed in Note 9.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

8. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, January 1, 2009	4,604	29,804	34,408
- Additions	150	6,051	6,201
- Amortization	(688)	(7,986)	(8,674)
- Write-off	(58)	(3,217)	(3,275)
- Transfer to asset held for sale	—	(1,141)	(1,141)

Balance, December 31, 2009	4,008	23,511	27,519
- Additions	3,256	12,705	15,961
- Amortization	(1,827)	(8,465)	(10,292)
- Write-off	—	(2,321)	(2,321)

Balance, December 31, 2010	5,437	25,430	30,867
- Additions	9,233	6,122	15,355
- Amortization	(2,747)	(8,139)	(10,886)
- Write-off	—	(2,695)	(2,695)

Balance, December 31, 2011	11,923	20,718	32,641

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 9. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During 2009, 2010 and 2011, 6 vessels, 12 vessels and 8 vessels, respectively, underwent their special survey.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

9. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)			2010	2011
1.	Credit Facility		845,758	857,055

2.	Term Loans:
	1.	Lang Shipping Co	—	—
	2.	Mera Shipping Co., Convey Shipping Co., Douro Shipping Co., Cornas Shipping Co.	—	—
	3.	Costis Maritime Corporation and Christos Maritime Corporation	127,500	118,500
	4.	Mas Shipping Co	68,000	62,250
	5.	Montes Shipping Co. and Kelsen Shipping Co	126,000	114,000
	6.	Marathos Shipping Inc	9,500	5,700
	7.	Capetanissa Maritime Corporation	70,000	65,000
	8.	Rena Maritime Corporation	67,500	62,500
	9.	Bullow Investments Inc	6,500	3,500
	10.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., Volk Shipping Co	20,979	10,437
	11.	Costamare Inc.	—	79,538
	12.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	—	—
	13.	Costamare Inc.	—	26,740
	14.	Undine Shipping Co., Quentin Shipping Co., Sander Shipping Co.	—	22,920
	15.	Raymond Shipping Co. and Terance Shipping Co.	—	15,280
	16.	Costamare Inc.	—	—

			495,979	586,363

		Total	1,341,737	1,443,420
		Less-current portion	(114,597)	(153,176)

		Long-term portion	1,227,140	1,290,244

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay existing indebtedness. The Facility is comprised of (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the Facility. On April 4, 2011, the Company, following the sale of vessel MSC Namibia, repaid $6,610 of the Facility. Furthermore, on April 11, 2011, the Company drew down the amount of $80,853 under the Facility, which equaled the undrawn balance of the Facility as of that date of $74,242 and the amount of $6,610 discussed above. The drawdown was secured by a first priority mortgage on vessel Cosco Hellas. The undrawn balance of the Facility as of December 31, 2011, was $nil.

The outstanding balance of the Facility as of December 31, 2011, is repayable in 26 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $272,757 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011, (i) the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $ 2,995) was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and is amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1.

The Facility, as of December 31, 2011, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and certain of the term loans described under 9.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000. The Company’s other term loans described under 9.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

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

3. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at December 31, 2011, the outstanding balance of the loan of $118,500 is repayable in 13 equal semi-annual installments of $4,500, each from May 2012 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

4. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2011, the outstanding balance of the loan of $62,250 is repayable in 13 variable semi-annual installments from February 2012 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

5. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2011, the outstanding balance of the loan of $114,000 is repayable in 12 semi-annual installments of $6,000 each from June 2012 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

6. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at December 31, 2011, the outstanding balance of the loan of $5,700 is repayable in 3 equal semi- annual installments of $1,900 each, from February 2012 to February 2013.

7. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2011, the outstanding balance of the loan of $65,000 is repayable in 14 equal semi-annual installments of $2,500 each from February 2012 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

8. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2011, the outstanding balance of the loan of $62,500 is repayable in 13 equal semi-annual installments of $2,500 each from February 2012 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

9. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at December 31, 2011, the outstanding balance of the loan of $3,500 is repayable in 3 variable semi-annual installments from February 2012 to February 2013.

10. In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. Following the sale of Garden (Note 7) in December 2011, the Company repaid the amount of $2,921. As at December 31, 2011, the outstanding balance of the loan of $10,437 is repayable in 2 semi-annual installments of $3,811 each from June 2012 to December 2012 and a balloon payment of $2,815 payable together with the last installment.

11. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which will be available for drawing for a period up to 18 months. As of December 31, 2011, the Company has drawn the amount of $38,500 (tranche a) and the amount of $42,000 (tranche b) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos and MSC Methoni, respectively. As at December 31, 2011, the outstanding balance of the tranche (a) of the loan of $37,537.5 is repayable in 31 quarterly installments of $962.5 from February 2012 to November 2018 and a balloon payment of $7,700 payable together with the last installment. As at December 31, 2011, the outstanding balance of the tranche (b) of the loan of $42,000 is repayable in 32 quarterly installments of $1,050 from January 2012 to October 2019 and a balloon payment of $8,400 payable together with the last installment.

12. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of December 31, 2011, the Company did not draw any amounts under this credit facility.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

13. On April 7, 2011, Costamare Inc., as borrower, concluded a credit facility with a consortium of banks, for an amount up to the lesser of $140,000 and the 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 6). The credit facility is repayable in 16 consecutive quarterly installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011, and final installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. On April 18, 2011, the Company drew down an amount of $26,740 in order to partly refinance the first pre-delivery installment of hulls S4010 and S4011.

14. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of hulls S4020, S4022 and S4024 (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,273.3 per tranche each, and a final (twenty- eighth) installment of $42,020 per tranche. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of hulls S4020, S4022 and S4024.

15. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 for the financing part of the construction and acquisition cost of hulls S4021 and S4023 (Note 6). The drawdown of the facility will be made in two tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,364.3 per tranche each, and a final (twenty-eighth) installment of $39,563.9 per tranche. On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of hulls S4021 and S4023.

16. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, which will partly finance the aggregate market value of eleven vessels in its fleet. The term loan is available to the Company up to September 30, 2012. As of December 31, 2011, the Company did not draw any amounts under this loan facility.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after December 31, 2011, are as follows:

Year ending December 31,	Amount
2012	153,176
2013	162,961
2014	168,445
2015	147,379
2016	137,190
2017 and thereafter	674,269

1,443,420

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

The interest rates of Costamare’s long-term debt at December 31, 2009, 2010 and 2011 were in the range of 1.56%–6.75%, 1.31%–6.75% and 1.21%–6.75%, respectively. The weighted average interest rate as at December 31, 2009, 2010 and 2011 was 4.30%, 4.59% and 4.8%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 15) for 2009, 2010 and 2011 amounted to $82,074, $71,323 and $73,597, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amounts $466 and $1,616 for 2009 and 2010, respectively, was capitalized and is included in Vessels, net in the accompanying 2009 and 2010 consolidated balance sheets. Of the above amount incurred in 2011, $5,525 was capitalized and is included in (a) Advances for vessel acquisitions ($2,773) and (b) in the statement of comprehensive income (loss) ($2,752), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the accompanying 2011 consolidated balance sheet.

10. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2010 and 2011 reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rates. As at December 31, 2010 the accrued charter revenue amounted to $36,862 (including the current portion of $22,413 which is separately reflected in current assets in the accompanying 2010 consolidated balance sheet). As at December 31, 2011, the net accrued charter revenue totaling to $6,549 is comprised of $13,428, separately reflected in current assets, $5,086 separately reflected in non - current assets, and $11,965 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2011 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year is as follows:

Year ending December 31,	Amount
2012	11,995
2013	(2,378)
2014	1,678
2015	(2,622)
2016	(2,323)
2017 and thereafter	199

6,549

In December 2010, the Company paid the amount of $9,500 to MSC, compensating MSC for the early termination of the MSC Navarino (renamed to Hyundai Navarino in January 2011) charter agreement. The compensation is separately reflected in the accompanying 2010 consolidated statement of income.

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2010 and 2011 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of vessels in 2007, with charter parties assumed at values below their fair market value at the date of delivery of the vessels.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

	2010	2011
Hires collected in advance	2,015	4,903
Charter revenue resulting from varying charter rates	—	11,965
Unamortized balance of charters assumed	1,215	565

Total	3,230	17,433
Less current portion	(2,580)	(6,901)

Non-current portion	650	10,532

11. Commitments and Contingencies:

(a) Long-term time charters: The Company has entered into time charter arrangements on all of its vessels in operation, including the ten hulls under construction, with international liner operators. These arrangements as at December 31, 2011, have remaining terms of up to 145 months (including the time charter agreements for vessels under construction as at December 31, 2011). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2012	362,478
2013	393,334
2014	440,162
2015	430,579
2016	417,301
2017 and thereafter	971,556

3,015,410

(b) As at December 31, 2011, as further disclosed in Note 6, the Company has entered into ten shipbuilding contracts for the construction and acquisition of ten newbuild vessels. The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their delivery, of which $143,131 was paid during the year ended December 31, 2011. The remaining balance of $810,609 is payable as follows:

Year ending December 31,	Amount
2012	305,215
2013	486,378
2014	19,016

81,609

Furthermore, in September 2011, the Company agreed to acquire, subject to final documentation, the 4,132 TEU, 2002-built MSC Ulsan for a purchase price of $30,000. The vessel is expected to be delivered within the first quarter of 2012 and immediately upon delivery it will commence a time charter for a duration of approximately 63 months, at a daily rate of $16.5.

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12. Common Stock and Additional Paid-In Capital:

(a) Common Stock and Preferred Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of US dollar 0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series. A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

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

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

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

(c) Dividends paid: During the year ended December 31, 2011, the Company declared and paid, to its common shareholders, the amount of $61,506 or US dollars 1.02 per common share.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

13. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2009	2010	2011
Interest expense	47,518	19,484	21,218
Interest capitalized	(466)	(1,616)	(5,525)
Swap effect	34,556	51,839	52,379
Amortization and write-off of financing costs	746	1,827	2,747
Commitment fees	173	188	4,369
Swap unwound	1,486	—	—
Loans breakage cost	2,555	—	—
Bank charges and other	249	227	253

	86,817	71,949	75,441

14. Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. Applicable Tax is 50% of 4% of United States related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption as they satisfy the relevant requirements because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to US corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to US persons.

15. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

The interest rate swap agreements designed as hedging instruments, as of December 31, 2010 and 2011, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)		Floating rate (Costamare receives)	Fair value Dec. 31, 2010	Fair value Dec. 31, 2011
30/6/2008	30/06/2015	425,000	4.03	%p.a.	USD LIBOR 3M BBA	(31,229)	(27,494)
30/6/2008	30/06/2015	75,000	4.03	%p.a.	USD LIBOR 3M BBA	(5,511)	(4,852)
30/9/2008	30/06/2015	100,000	4.09	%p.a.	USD LIBOR 3M BBA	(7,542)	(6,594)
30/9/2008	30/06/2015	250,000	4.02	%p.a.	USD LIBOR 3M BBA	(18,639)	(16,051)
16/5/2008	16/05/2014	75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,993)	(4,075)
16/5/2008	16/05/2014	75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,993)	(4,075)
17/6/2008	17/06/2013	73,000	3.57	%p.a.	USD LIBOR 6M BBA	(3,666)	(2,288)
17/6/2008	17/06/2013	73,000	3.57	%p.a.	USD LIBOR 6M BBA	(3,666)	(2,288)
21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*			(10,190)	(12,268)
4/08/2008	5/08/2013	74,000	3.60	%p.a.	USD LIBOR 6M BBA	(4,526)	(3,226)
30/6/2011	29/6/2018	50,000	3.45	%p.a.	USD LIBOR 3M BBA	—	(15,478)
30/9/2011	29/6/2018	20,000	4.05	%p.a.	USD LIBOR 3M BBA	—	(19,031)
28/9/2012	29/6/2018	40,000	3.60	%p.a.	USD LIBOR 3M BBA	—	(4,396)
22/8/2011	22/8/2018	65,000	2.79	%p.a.	USD LIBOR 6M BBA	—	(4,297)
15/12/2012	15/12/2020	133,700	3.51	%p.a.	USD LIBOR 6M BBA	—	(11,088)
15/1/2014	15/1/2021	67,781	2.94	%p.a.	USD LIBOR 3M BBA	—	(2,461)
15/2/2014	15/2/2021	67,781	2.99	%p.a.	USD LIBOR 3M BBA	—	(2,524)
15/3/2014	15/3/2021	67,781	3.03	%p.a.	USD LIBOR 3M BBA	—	(2,558)
20/2/2013	20/2/2020	30,000	2.39	%p.a.	USD LIBOR 3M BBA	—	(770)
30/4/2013	30/4/2020	30,000	2.49	%p.a.	USD LIBOR 3M BBA	—	(818)
30/6/2013	30/6/2020	30,000	2.58	%p.a.	USD LIBOR 3M BBA	—	(867)
30/6/2013	30/6/2020	30,000	2.41	%p.a.	USD LIBOR 3M BBA	—	(611)
20/2/2013	20/2/2020	30,000	2.24	%p.a.	USD LIBOR 3M BBA	—	(541)
30/4/2013	30/4/2020	30,000	2.32	%p.a.	USD LIBOR 3M BBA	—	(562)
30/6/2013	30/6/2020	16,400	2.46	%p.a.	USD LIBOR 3M BBA	—	(429)
30/4/2013	30/4/2020	16,400	2.38	%p.a.	USD LIBOR 3M BBA	—	(409)
20/2/2013	20/2/2020	16,400	2.29	%p.a	USD LIBOR 3M BBA	—	(386)

					Total fair value	(94,955)	(150,437)

*

Notional amount $85,000 amortizing zero-cost collar (2.23%–6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10 year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

The total fair value change of the interest rate swaps, qualifying for hedge accounting, for the year ended December 31, 2011, amounted to a loss of $55,482, for the year ended December 31, 2010, amounted to a loss of $21,909, and for the year ended December 31, 2009 amounted to a gain of $42,995. The effective portion for the year ended December 31, 2011 was a loss of $55,482, for the year ended December 31, 2010 was a loss of $21,909, and for the year ended December 31, 2009 was a gain of $42,706, and are included in Comprehensive Income (loss). The ineffective portion for the years ended December 31, 2011 and 2010 was $nil and for the year ended December 31, 2009 was a gain of $289.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 9 and the term loans discussed in Note 9.2.3, 9.2.4, 9.2.5, 9.2.7, 9.2.8, 9.2.12, 9.2.13 and 9.2.14.

(b) Interest rate swaps that do not meet the criteria for hedge accounting As of both December 31, 2010 and December 31, 2011, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37%–6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (Note 3 (a)). At December 31, 2010 and December 31, 2011, the fair value of this swap was a liability of $12,987 and $20,254, respectively and is included in Fair value of derivative in the accompanying consolidated balance sheets.

In the three years ended December 31, 2011, the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) above was $nil.

(c) Foreign currency agreements: As of December 31, 2011, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $25,000 at an average forward rate of Euro/U.S. dollar 1.3422 expiring in monthly intervals in 2012.

As of December 31, 2010, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $36,000 at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

As of December 31, 2009, the Company was engaged in six Euro/U.S. dollar contracts totaling $12,000 at an average forward rate of Euro/U.S. dollar 1.4348 expiring in monthly intervals in 2010.

The total change of forward contracts fair value for the year ended December 31, 2011 was a loss of $1,442, for the year ended December 31, 2010 was a gain of $414, and for the year ended December 31, 2009 was a loss of $2,594 and are included in Gain/(loss) on derivative instruments in the accompanying consolidated statements of income.

	The Effect of Derivative Instruments for the years Ended December 31, 2009, 2010 and 2011

	Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative Ineffective Portion
	2009	2010	2011		2009	2010	2011
Interest rate swaps	42,706	(21,909)	(55,482)	Gain (loss) on derivative instruments	289	—	—

Total	42,706	(21,909)	(55,482)		289	—	—

Derivatives Not Designated as Hedging Instruments under ASC 815

	Location of Gain (Loss) Recognized on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
		2009	2010	2011
Interest rate swaps	Gain (loss) on derivative instruments	7,900	(4,873)	(7,267)
Forward contracts	Gain (loss) on derivative instruments	(2,594)	414	(1,442)

Total		5,306	(4,459)	(8,709)

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

16. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 9.

(b) Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investments discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of these investments. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 15(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2010 and 2011 the fair value of these interest rate swaps in aggregate amounted to a liability of $107,942 and $170,691, respectively.

The fair market value of the forward contracts discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as at December 31, 2010 amounted to an asset of $458 and as at December 31, 2011 amounted to a liability of $984.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2011
(Expressed in thousands of U.S. dollars, except of share and per share data)

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(984)	—	(984)	—
Interest rate swaps—liability position	(170,691)	—	(170,691)	—

Total	(171,675)	—	(171,675)	—

17. Comprehensive Income (loss):

In 2009, other comprehensive income (loss) increased with gains of $42,721, in 2010, other comprehensive income (loss) decreased with losses of $22,247 relating to the change of the fair value of derivatives that qualify for hedge accounting and the fair value of bonds and in 2011, other comprehensive income (loss) decreased with losses of $58,242 relating to the change of the fair value of derivatives that qualify for hedge accounting and net settlements on interest rate swaps qualifying for cash flow hedge. For the years ended December 31, 2009, 2010 and 2011, comprehensive income (loss) amounted to $159,650, $58,977 and $29,350, respectively.

18. Subsequent Events:

(a) Declaration and payment of Dividends: In January 2012 the Company declared a dividend for the fourth quarter ended December 31, 2011, of $16,281 or $0.27 per share paid on February 8, 2012 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 25, 2012.

(b) Drawdown on Term Loan: (i) On January 31, 2012, the Company drew $6,685 from the term loan discussed in Note 9.2.13 in connection with the payment of the second pre-delivery installment for hull S4010. The amount of the installment paid to the shipyard was $9,550. (ii) On February 8, 2012, the Company drew $6,685 from the term loan discussed in Note 9.2.13 in connection with the payment of the second pre-delivery installment for hull S4011. The amount of the installment paid to the shipyard was $9,550.

(c) Delivery of Secondhand Vessel: On February 8, 2012, the Company took delivery of the containership MSC Ulsan. In connection with the delivery of such vessel, the Company drew $21,000 from the credit facility discussed in Note 9.2.11 to partly finance the acquisition cost of the vessel.

(d) Filing of F-3 Registration Statement: On January 30, 2012, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3, which was declared effective on February 14, 2012. The Company may issue up to an aggregate public offering price of $300,000 of additional common stock, preferred stock, debt securities, warrants, rights or units under the registration statement.