Form 20-F/A
period 2011-12-31
Costamare Inc.
filed 2012-03-19
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

(Amendment No.1)

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

U.S. GAAP ☒     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐  No ☒

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on February 29, 2012 (the “Annual Report”), is to furnish the interactive data files as Exhibit 101 to the Annual Report. This Exhibit 101 was not previously filed. Exhibit 101 to this Amendment No. 1 provides the following items from the Annual Report formatted in XBRL (Extensible Business Reporting Language): (i) our consolidated balance sheets as of December 31, 2011 and 2010, (ii) our consolidated statements of income for the years ended December 31, 2011, 2010 and 2009, (iii) our consolidated statements of stockholders’ equity for the years ended December 31, 2011, 2010 and 2009, (iv) our consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009 and (v) the notes to our consolidated financial statements.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

No other changes have been made to the Annual Report other than those described above. This Form 20-F/A does not reflect subsequent events occurring after the original filing date of the Annual Report and does not, and does not purport to, modify, restate or update in any way disclosures made in the Annual Report.

PART III

ITEM 19. EXHIBITS

Exhibit No.	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSTAMARE INC.,

	By	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: Chief Executive Officer
Dated: March 19, 2012