Form 20-F
period 2012-12-31
Costamare Inc.
filed 2013-03-01
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2012, there were 74,800,000 shares of the registrant’s common stock outstanding.

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

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward- looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our continued ability to enter into time charters with our customers, including the re-chartering of vessels upon the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our contracted revenue;

•	future operating or financial results and future revenues and expenses;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as our ability to refinance indebtedness;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the financial stability of our counterparties, both to our time charters and our credit facilities, and the ability of such counterparties to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our expectations about availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and deliver new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	availability of key employees and crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

ii

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors” of this annual report. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business;

•	potential liability from future litigation;

•	length and number of off-hire periods and dependence on affiliated managers; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare Inc. for each of the five years in the five-year period ended December 31, 2012. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$426,348	$399,939	$353,151	$382,155	$386,155
Expenses:
Voyage expenses	3,735	3,075	2,076	4,218	5,533
Voyage expenses—related parties	—	—	410	2,877	2,873
Charter agreement early termination fee	—	—	9,500	—	—
Vessels’ operating expenses	148,350	114,515	102,771	110,359	112,462
General and administrative expenses	2,608	1,716	1,224	4,958	4,045
Management fees—related parties	13,541	12,231	11,256	15,349	15,171
Amortization of dry-docking and special survey costs	6,722	7,986	8,465	8,139	8,179
Depreciation	72,256	71,148	70,887	78,803	80,333
(Gain) / loss on sale of vessels	(95)	(2,854)	(9,588)	(13,077)	2,796
Foreign exchange (gains) / losses	(235)	535	273	(133)	(110)
Other income / (expenses)	(37)	—	—	—	—

Operating income	$179,503	$191,587	$155,877	$170,662	$154,873

Other Income (expenses):
Interest income	$5,575	$2,672	$1,449	$477	$1,495
Interest and finance costs	(68,420)	(86,817)	(71,949)	(75,441)	(74,734)
Other	109	3,892	306	603	(43)
Gain (loss) on derivative instruments	(16,988)	5,595	(4,459)	(8,709)	(462)
Total other income (expenses)	$(79,724)	$(74,658)	$(74,653)	$(83,070)	$(73,744)

Net Income	$99,779	$116,929	$81,224	$87,592	$81,129

Earnings per common share, basic and diluted	$2.12	$2.49	$1.65	$1.45	$1.20
Weighted average number of shares, basic and diluted	47,000,000	47,000,000	49,113,425	60,300,000	67,612,842

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(Expressed in thousands of U.S. dollars, except for share, per share and ratio data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$247,518	$161,893	$127,946	$195,179	$168,114
Net cash (used in) provided by investing activities	(138,301)	12,811	(23,850)	(283,758)	(236,509)
Net cash (used in) provided by financing activities	(22,529)	(252,684)	43,396	26,801	237,720
Net increase (decrease) in cash and cash equivalents	86,688	(77,980)	147,492	(61,778)	169,325
Dividends and distributions paid	(279,778)	(161,230)	(10,000)	(61,506)	(73,089)
Ratio of earnings to fixed charges(1)	2.00	2.16	2.18	2.41	2.54
BALANCE SHEET DATA (at period end)
Total current assets	$121,495	$48,305	$211,212	$138,851	$299,924
Total assets	1,815,500	1,710,300	1,828,782	1,982,545	2,311,334
Total current liabilities	287,534	183,271	184,788	226,589	249,411
Total long-term debt, including current portion	1,529,948	1,435,593	1,341,737	1,443,420	1,561,889
Total stockholders’ equity	(10,750)	155,222	362,142	329,986	520,452

	Average for the Year Ended December 31,
	2008	2009	2010	2011	2012

FLEET DATA
Number of vessels	52.8	47.3	42.4	47.8	46.8
TEU capacity	226,878	218,733	211,185	231,990	237,975

(1)

We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is equivalent to the ratio of earnings to fixed charges. For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness.

B. Capitalization and Indebtedness

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2012:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the related notes thereto included elsewhere in this annual report.

As of December 31, 2012
(Expressed in thousands of U.S. dollars)
Cash and cash equivalents	$267,321

Restricted cash	$47,322

Debt:
Total long-term debt(1)(2)	$1,561,889

Stockholders’ equity:
Common stock, par value $0.0001 per share; 1,000,000,000 shares authorized on an actual basis and 1,000,000,000 shares authorized on an as adjusted basis; 74,800,000 shares issued and outstanding on an actual basis	$8
Additional paid-in capital	$714,100
Accumulated deficit	(40,814)
Accumulated other comprehensive loss	(152,842)

Total stockholders’ equity	520,452

Total capitalization	$2,082,341

(1)

As of December 31, 2012, we had $532.7 million of undrawn borrowing capacity under our committed credit facilities for newbuilds on order. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(2)	All of our existing indebtedness is secured.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our growth depends upon continued increases in world and regional demand for chartering containerships, and the continuing global economic slowdown may impede our ability to continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade, driving rates to their 10-year lows.

Demand for containerships declined significantly during 2008 and 2009. In late 2009 and 2010, there was improvement on Far East-to-Europe and trans-Pacific container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North- South trade routes. However, from the end of the second quarter of 2011, container trade overall has weakened. In 2012, the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the “fiscal cliff” in the United States, negatively impacted international trade while the supply of containerships continued to rise. However, global trade volumes appeared to stabilize towards the end of 2012. Average freight rates continued to decrease in 2012 apart from a short period in the second quarter as liner companies continued to experience a drop-off in container shipping activity. The continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we seek to charter our containerships. The economics of our business have also been affected negatively by the large number of containership newbuild vessels ordered prior to the onset of the downturn. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

The continuing weakness in demand for container shipping services and any future declines in such demand could result in financial challenges faced by our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the percentage of the containership order-book was at historically high levels. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in late 2012 and early 2013 of mainly larger vessels has maintained the order-book at above average levels. An oversupply of newbuild vessel and/or re-chartered containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form. In addition, if Greece or another European Union member country were to default on its sovereign debt, the impact on the global economy could have a material adverse effect on our business.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk, MSC and COSCO together represented 75%, 68% and 74% of our revenue in 2010, 2011 and 2012, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows. In addition, any consolidations involving our customers could increase the concentration of our business.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If global economic recovery is undermined by downside risks and the economic downturn continues, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

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

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of February 22, 2013, operated eight vessels under the Hong Kong flag and one vessel under the Liberian flag that were exclusively manned by Chinese crews, which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, and though these charters are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China.

We may be unable to obtain additional debt financing for future acquisitions of vessels.

As of February 22, 2013, we had no undrawn borrowing capacity beyond the $525.1 million of available borrowing capacity under four credit facilities concluded during 2011 that are committed to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. We intend to borrow against unencumbered containerships in our existing fleet and vessels we may acquire in the future as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, and any decline in the market value of our fleet may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.

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

Rising fuel prices may have an adverse effect on our profits.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. Our current fleet of 57 containerships, including 10 newbuild vessels on order, as of February 22, 2013 had an average age (weighted by TEU capacity) of 9.5 years and included one containership over 30 years old. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 57 containerships, including 10 newbuild vessels on order, as of February 22, 2013, had an average age (weighted by TEU capacity) of 9.5 years and included one containership over 30 years old. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2012. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels, including the one vessel in our fleet over 30 years of age as of February 22, 2013.

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

We may be unable to re-charter our vessels at profitable rates, if at all, upon their time charter expiry.

As of February 22, 2013, the current time charters for 9 of our 47 containerships in the water will reach their maturities before the end of 2013. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, demand for containerships has been weakening, and we may be unable to secure re-chartering rates that are as profitable as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

As of December 31, 2012, we had outstanding indebtedness of $1.56 billion and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our stockholders;

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. As of December 31, 2012, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $1.25 billion, and the aggregate notional amount of interest rate swaps relating to the committed credit facilities for our newbuilds on order was $0.57 billion, which will become effective as amounts are drawn under such facilities to finance the newbuildings. We have also entered into certain currency hedges. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or currency exchange ratios or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2012, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we have hedged some of this exposure, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. While we believe that we are adequately hedged against this exposure through 2013, future declines in the U.S. dollar versus the Euro could have a material effect on our operating expenses and net income.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter-hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

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

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires vessel owners and managers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease or suspend available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers are ISM Code-certified and it is anticipated that V.Ships Greece Ltd. (“V.Ships Greece”) will obtain such certification prior to commencing management of our vessels as described below. However, there can be no assurance that such certifications can be maintained indefinitely.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. In complying with new environmental laws and regulations and other requirements that may be adopted, we may have to incur significant capital and operational expenditures to keep our containerships in compliance, or even to scrap or sell certain containerships altogether. For additional information see “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

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

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. On October 1, 2012, we announced that Daina Shipping Co., our subsidiary that owned the Rena, entered into a settlement agreement with the New Zealand government in respect of certain matters arising from the Rena’s grounding. The settlement provided that Daina Shipping Co. would make a payment of NZ$27.6 million as well as an additional NZ$10.4 million if it is permitted to leave part of the vessel in place, both of which are covered by our insurers. On October 26, 2012, Daina Shipping Co. pleaded guilty in a New Zealand court to a strict liability criminal charge of discharging harmful substances and was fined NZ$300,050. Proceedings relating to the lost cargo and damages sustained by third parties are at an early stage. While we anticipate that our insurance policies will cover most costs and losses associated with the incident, such insurance may not be sufficient to cover all risks. As a result, claims against us or our subsidiaries as a result of the grounding of the Rena could have a material adverse effect on our business.

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

In addition, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-

docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted.

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

Our arrangements with our chief executive officer restrict his ability to compete with us, and such restrictive covenants generally may be unenforceable.

Konstantinos Konstantakopoulos, our chairman and chief executive officer, has entered into a restrictive covenant agreement with us on November 3, 2010, which is governed by English law, and under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels. English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that we have a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

We depend on our managers to operate our business, and if our managers fail to satisfactorily perform their management services, our results of operations, financial condition and ability to pay dividends may be harmed.

Pursuant to the group management agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us (the “Group Management Agreement”) and the individual ship-management agreements pertaining to each vessel, our managers and their affiliates may provide us with certain of our officers and will provide us with, among other things, certain commercial, technical and administrative services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. Our operational success will depend significantly upon our managers’ satisfactory performance of these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Group Management Agreement. If the Group Management Agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

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

We may not realize expected benefits from the Co-operation Agreement with V.Ships Greece, which may negatively impact our business.

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement (the “Co-operation Agreement”) with V.Ships Greece, a member of V.Group, pursuant to which the two companies will establish a ship management cell (the “Cell”) under V.Ships Greece. The Cell is expected to replace CIEL Shipmanagement S.A. (“CIEL”) in April 2013 as sub-manager of certain of our vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The net profit from the operation of the Cell will be split equally between V.Ships Greece and Costamare Shipping and Costamare Shipping will pass to us the net profit it receives, if any, pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping. We may not realize the anticipated benefits of the arrangement with V.Ships Greece, which include the Cell’s effective management of certain of our vessels, the generation of net profit by the Cell, a portion of which would be passed on to us, and the reduction of our ship management expenditures. Also, Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

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

Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.

The Group Management Agreement is between us and Costamare Shipping, which is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. While we believe that the terms of the Group Management Agreement are consistent with normal commercial practice of the industry, the agreement was not negotiated at arms-length by non-related parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our managers and will continue to be our chairman and chief executive officer and the owner of approximately 21.59% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our managers, on the other hand. These conflicts, which are addressed in the Group Management Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Additionally, Konstantinos Konstantakopoulos acquired a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own two containerships comparable to three of our vessels and may acquire additional vessels, as well as a passive minority interest in a company owned by the family of Mr. Lemonidis and several other individual investors that expects to acquire one containership comparable to one of our vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors.

Certain of our managers are permitted to provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

CIEL and Shanghai Costamare, two of our current managers, are not prohibited from providing management services to vessels owned by third parties, including related parties, that may compete with us for charter opportunities. In addition, the Cell under V.Ships Greece, which is expected to replace CIEL in April 2013 as sub-manager of certain of our vessels, will actively seek to provide management services to vessels owned by third parties that may compete with us. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations. CIEL and Shanghai Costamare have only provided management services to third parties in a limited number of cases in the past and currently do not provide any such services to third parties.

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

For example, in 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

From January 2008 through December 2012, vessels in our fleet made a total of 168 calls to ports in Iran, Syria, Sudan and Cuba, representing approximately 0.9% of our approximately 19,253 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”)) have proposed changes to the accounting for operating and finance leases. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB and FASB are reconsidering their original proposals to address concerns raised by constituents and expect to issue revised proposals in the first quarter of 2013. Accordingly, the timing and ultimate effect of those proposals on the Company is uncertain.

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

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken the required review to comply with Section 404, including the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements in the future.

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

Our stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriter(s).

Members of the Konstantakopoulos family are our principal existing stockholders and will control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own, directly or indirectly, approximately 64.8% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock.

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

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders would face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute “qualified dividend income” eligible for the preferential rates.

Legislation has been proposed in the United States Senate that would deny the preferential rates of U.S. Federal income tax currently imposed on “qualified dividend income” with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rates of U.S. Federal income tax discussed in “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date of this annual report, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping in 1975. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. He founded the management companies CIEL and Shanghai Costamare in 2001 and 2005, respectively, and he founded the manning agency C-Man Maritime Inc. (“C-Man Maritime”) in 2006. Today, Konstantinos Konstantakopoulos remains focused on continuing to develop the scope and capabilities of our management companies and related manning agency. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012 and October 19, 2012, the Company completed two follow-on public equity offerings. We maintain our principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. Our telephone number at that address is +30-210-949-0050. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 22, 2013, we had a fleet of 57 containerships aggregating approximately 332,000 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 47 vessels in the water, aggregating approximately 242,000 TEU and (ii) ten newbuild vessels aggregating approximately 90,000 TEU that are scheduled to be delivered to us between March 2013 and February 2014. See “—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our containerships operate primarily under multi-year time charters and therefore are not subject to the effect of seasonal variations in demand. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels of 99.7%, 99.3% and 99.9% in 2010, 2011 and 2012, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO. As of February 22, 2013, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 57 containerships was 5.1 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 22, 2013, our fixed-term charters represented an aggregate of $2.7 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. Furthermore, five of our charters include options which allow us to unilaterally extend their terms for two additional one-year periods. The exercise of these options would result in an additional $152.2 million of revenue.

Currently, our vessels are managed by at least one of Costamare Shipping, CIEL and Shanghai Costamare, each of which is controlled by our chairman and chief executive officer, except in certain cases where, subject to our consent, a third party has been contracted by Costamare Shipping to provide sub-management services. (We refer to Costamare Shipping, CIEL and Shanghai Costamare as our “affiliated managers”.) As described below, the Cell under V.Ships Greece is expected to replace CIEL as the sub-manager of certain of our vessels in April 2013. While Costamare Shipping will remain the head manager of our vessels and Costamare Shipping and Shanghai Costamare will continue to provide various management services to certain vessels, the Cell will be the exclusive third party sub-manager of Costamare Shipping (except for a limited number of vessels that may be managed by other third party sub-managers). We believe that having several management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Newbuild Vessels

The tables below provide additional information, as of February 22, 2013, about our fleet of 57 containerships, including our contracted newbuild vessels. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519		May 2018	37,519

6	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950		September 2013	30,950

7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

10	MSC METHONI	MSC	2003	6,724	10 years	29,000		September 2021	29,000

11	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(3)	March 2018	27,122

12	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179	(4)	May 2018	29,244

13	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(5)	June 2018	27,302

14	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375	(6)	August 2018	25,881

15	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(7)	October 2018	27,455

16	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865	(8)	November 2019	31,583

17	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461	(9)	February 2020	31,702

18	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418	(10)	April 2020	31,796

19	VENETIKO (ex. ACE IRELAND)(ii)	PIL	2003	5,928	1.0 year	14,500		March 2014	14,500

20	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000		November 2016	28,000

21	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150		July 2015(11)	23,150

22	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150		August 2015(11)	23,150

23	ZIM PIRAEUS(iii)	ZIM	2004	4,992	10 years	22,150	(12)	March 2014	35,273

24	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500		September 2016	30,500

25	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500		October 2016	30,500

26	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500		July 2016	30,500

27	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000		August 2017	20,000

28	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000		September 2017	20,000

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

29	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500		March 2017	16,500

30	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500		August 2013	17,500

31	MSC KYOTO	MSC	1981	3,876	3.1 years	17,250		June 2013	17,250

32	KORONI	Evergreen	1998	3,842	2 years	10,500	(13)	April 2014	11,275

33	KYPARISSIA	Evergreen	1998	3,842	2 years	10,500	(14)	May 2014	11,251

34	MSC AUSTRIA	MSC	1984	3,584	9.5 years	13,500	(15)	September 2018	13,500

35	KARMEN	Sea Consortium	1991	3,351	1.5 years	7,000		February 2013	7,000

36	MARINA	Evergreen	1992	3,351	1.1 years	8,000		April 2013	8,000

37	KONSTANTINA	Evergreen	1992	3,351	1.0 year	7,550		September 2013	7,550

38	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500		August 2014	12,500

39	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000		July 2015	10,000

40	MESSINI	Evergreen	1997	2,458	1.5 years	8,100		February 2014	8,100

41	MSC REUNION(iv)	MSC	1992	2,024	6 years	11,500		June 2014	11,500

42	MSC NAMIBIA II(iv)	MSC	1991	2,023	6.8 years	11,500		July 2014	11,500

43	MSC SIERRA II(iv)	MSC	1991	2,023	5.7 years	11,500		June 2014	11,500

44	MSC PYLOS(iv)	MSC	1991	2,020	3 years	11,500		January 2014	11,500

45	PROSPER	OOCL	1996	1,504	0.1 year	5,800		March 2013	5,800

46	ZAGORA(iv)	MSC	1995	1,162	1.7 years	5,500		April 2013	5,500

47	STADT LUEBECK(v)	CMA CGM	2001	1,078	0.7 year	6,200		April 2013	6,200

Vessels under Construction

	Vessel Name	Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)(16)

1	Hull S4010	Sungdong Shipbuilding	MSC	March 2013	8,827

2	Hull S4011	Sungdong Shipbuilding	MSC	March 2013	8,827

3	Hull S4020	Sungdong Shipbuilding	Evergreen	May 2013	8,827

4	Hull S4021	Sungdong Shipbuilding	Evergreen	May 2013	8,827

5	Hull S4022	Sungdong Shipbuilding	Evergreen	July 2013	8,827

6	Hull S4023	Sungdong Shipbuilding	Evergreen	August 2013	8,827

7	Hull S4024	Sungdong Shipbuilding	Evergreen	September 2013	8,827

8	H1068A	Jiangnan Changxing	MSC	November 2013	9,403

9	H1069A	Jiangnan Changxing	MSC	December 2013	9,403

10	H1070A	Jiangnan Changxing	MSC	February 2014	9,403

(1)	Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between February 22, 2013 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

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

(11)

The charterers have the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)	The charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(13)	This charter rate changes on May 30, 2013 to $11,500 per day until the earliest redelivery date.

(14)	This charter rate changes on June 13, 2013 to $11,500 per day until the earliest redelivery date.

(15)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(16)	Based on updated vessel specifications.

(i)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months at a rate of $28,000 per day.

(iii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iv)	Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the ConTex index.

(v)	The charterer has the unilateral option to extend the charter for an additional six months at a daily rate of $8,500.

Chartering of Our Fleet

We deploy our containership fleet principally under multi-year time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 22, 2013, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 57 containerships, including our contracted newbuild vessels, was 5.1 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included over 10 of the leading international liner companies, including A.P. Moller-Maersk, COSCO, Evergreen Marine, Hapag Lloyd, HMM, MSC and ZIM.

A.P. Moller-Maersk, MSC and COSCO together represented 75%, 68% and 74% of our revenue in 2010, 2011 and 2012, respectively.

Management of Our Fleet

Costamare Shipping provides us with general administrative services, certain commercial services, director and officer (“D&O”) related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare, CIEL and, in certain cases, subject to our consent, a third party sub-manager, currently provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping and, in respect of certain of our containerships, CIEL. As described below, the Cell under V.Ships Greece is expected to replace CIEL as sub- manager of certain of our vessels in April 2013. While Costamare Shipping will remain the head manager of our vessels and Costamare Shipping and Shanghai Costamare will continue to provide various management services to certain vessels, the Cell will be the exclusive third party sub-manager of Costamare Shipping (except for a limited number of vessels that may be managed by other third party sub-managers). In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Our affiliated managers, Costamare Shipping, Shanghai Costamare and CIEL, control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece will initially be arranged through C-Man Maritime, and we have the option to transfer such responsibility to V.Ships Greece under the Co-operation Agreement. Under the Group Management Agreement, Costamare Shipping may subcontract certain of its obligations to a related sub-manager (such as CIEL or Shanghai Costamare) or, subject to our consent, to a third party (such as V.Ships Greece), or direct that such related or third party sub-manager enter into a direct ship-management contract with the relevant containership-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. We believe that having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to grow and establish meaningful relationships with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. The Cell under V.Ships Greece is expected to provide added operational flexibility and economies of scale while maintaining a high level of management services.

Costamare Shipping, CIEL and Shanghai Costamare are controlled by our chairman and chief executive officer. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers. Costamare Shipping reports to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors. Under the Group Management Agreement, the Company is responsible for the cost of the compensation and benefits for our executive officers. We could request that Costamare Shipping provide the services of additional officers or employees pursuant to the Group Management Agreement, in which case we would be responsible for the cost of their compensation and benefits.

Costamare Shipping, which was established in 1975, is a ship management company which was owned by Vasileios Konstantakopoulos until June 2010, at which point ownership was transferred to our chairman and chief executive officer. Costamare Shipping has 29 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Costamare Shipping provides commercial services and insurance services to all our containerships. Costamare Shipping also provides, either directly or through a sub-manager, technical, crewing, provisioning, bunkering, sale and purchase and accounting services to our containerships. All of these services are provided by Costamare Shipping pursuant to separate ship-management agreements between Costamare Shipping and each of our containership-owning subsidiaries.

CIEL, which was established in February 2001, is a ship management company wholly-owned by our chairman and chief executive officer. CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU. As of February 22, 2013, CIEL provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 13 of our containerships that fly the Liberian and Maltese flags. The management services performed by CIEL in respect of our Liberian and Maltese flagged containerships are provided in exchange for a fixed daily fee, pursuant to separate ship-management agreements signed between each relevant containership-owning subsidiary and CIEL. In the past, CIEL has managed vessels flying a number of flags other than Liberia and Malta, including Hong Kong, Panama, the Bahamas and Gibraltar, and has provided management services to containerships owned by third parties, namely three containerships operated by MSC, two containerships operated by A.P. Moller-Maersk, two containerships operated by MPC Munchmeyer Peterson Steamship GmbH & Co KG, an affiliate of a major German KG house, MPC Capital AG and three containerships owned in whole or in part by the family of Dimitrios Lemonidis, who owned 49.8% of CIEL and served as its chief executive officer until November 2012 when he transferred his interest in CIEL to our chairman and chief executive officer. As described below, the Cell under V.Ships Greece is expected to replace CIEL in April 2013 as manager of our containerships currently managed by CIEL.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and (indirectly) 30% by Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing dedicated on-shore support and manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. As of February 22, 2013, Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to our eight containerships flying the Hong Kong flag and one containership flying the Liberian flag. These containerships are exclusively manned by Chinese crews, which means that the Chinese on-shore personnel of Shanghai Costamare can communicate and provide integrated services and support to these containerships in the most efficient manner. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare.

As of February 22, 2013,

•

Costamare Shipping provided commercial and insurance services to all of our containerships as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to our 24 containerships flying the Greek flag;

•	CIEL provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 13 of our containerships flying the Liberian and Maltese flags;

•

Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to eight containerships of our fleet flying the Hong Kong flag and one flying the Liberian flag; and

•	a third party sub-manager provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to one of our containerships flying the Liberian flag.

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, pursuant to which the two companies will establish the Cell within V.Ships Greece. In April 2013, the Cell is expected to commence providing technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to initially 22 of our containerships that fly the Greek, Liberian and Maltese flags, including all containerships currently managed by CIEL. In connection with this arrangement, Costamare Shipping will enter into separate ship-management agreements with V.Ships Greece for each containership to be managed by the Cell in exchange for a daily fee payable by Costamare Shipping. The Cell will also offer ship management services to third party owners and the net profit from the operation of the Cell will be split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping has guaranteed payment to V.Ships Greece of a minimum of $20,000 per year per vessel for our vessels that will be managed by the Cell. No guarantee has been provided with respect to vessels owned by third parties that will be managed by the Cell. Costamare Shipping has agreed to pass to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Group Management Agreement. The Cell is expected to employ initially predominantly current CIEL and Costamare Shipping personnel and Costamare Shipping will have certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell will be operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager.

We believe that our affiliated managers, Costamare Shipping, CIEL and Shanghai Costamare, are well-regarded in the industry and have used innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. V.Ships Greece is a member of V.Group, one of the largest providers of ship management services worldwide. ISM certification is in place for our fleet of containerships and our affiliated managers, with Costamare Shipping, our head manager under the Group Management Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, CIEL and Shanghai Costamare, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. It is anticipated that V.Ships Greece will obtain ISM certification as well as certification in accordance with ISO 9001-2008 and ISO 14001-2004 prior to commencing management of our vessels. In 2004, Costamare Shipping received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. As of February 22, 2013, our affiliated managers did not manage containerships other than those owned by us.

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without our prior written approval. The Group Management Agreement does not prohibit CIEL or Shanghai Costamare from providing services to third parties. In the past, CIEL and Shanghai Costamare have only provided services to third parties on a limited basis and there is no current plan to change that practice. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship management services to third party owners in order to capitalize on the ship management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, during the period of his employment or service with the Company and for six months thereafter, he has agreed to restrictions on his ownership of any containerships or the acquisition, investment in or control of any business involved in the ownership or operation of containerships, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containerships will receive such charter. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Costamare Shipping receives a fee in 2013 of $884 per day or $442 per day in the case of a containership subject to a bareboat charter, for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officers’ compensation or benefits) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisioning, sale and purchase, crewing and bunkering services. In 2012 such amounts were $850 and $425, respectively. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to affiliated sub-managers (such as CIEL or Shanghai Costamare) or, subject to our consent, a third party sub-manager (such as V.Ships Greece) or by directing such sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co- operation Agreement, the management fees we pay will be reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties, including specialist providers, in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The daily management fee for each containership will be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement—Term and Termination Rights”. Pursuant to the terms of our Group Management Agreement and separate ship-management agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the Group Management Agreement and separate ship-management agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. In each case their services are provided under the Group Management Agreement with Costamare Shipping. As of December 31, 2012, approximately 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, CIEL and Shanghai Costamare each employed approximately 90, 40 and 30 people, respectively, all of whom were shore-based. We expect that all of the personnel employed by CIEL and some of the personnel employed by Costamare Shipping will be reduced in 2013, as approximately 30 such employees will be employed initially by V.Ships Greece pursuant to the Co-operation Agreement. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C- Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. The senior officers and other crew members for our containerships managed by V.Ships Greece will initially be arranged through C-Man Maritime, and we have the option to transfer such responsibility to V.Ships Greece under the Co-operation Agreement. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Protection and Indemnity Insurance—Pollution Coverage

Protection and indemnity insurance is usually provided by a protection and indemnity association (a “P&I association”) and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance is provided by a P&I association which is a member of the International Group of P&I Clubs (“International Group”). The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

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

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. On October 1, 2012, we announced that Daina Shipping Co., our subsidiary that owned the Rena, entered into a settlement agreement with the New Zealand government in respect of certain matters arising from the Rena’s grounding. The settlement provided that Daina Shipping Co. would make a payment of NZ$27.6 million as well as an additional NZ$10.4 million if it is permitted to leave part of the vessel in place, both of which are covered by our insurers. On October 26, 2012, Daina Shipping Co. pleaded guilty in a New Zealand court to a strict liability criminal charge of discharging harmful substances and was fined NZ$300,050. Proceedings relating to the lost cargo and damages sustained by third parties are at an early stage. While we anticipate that our insurance policies will cover most costs and losses associated with the incident, such insurance may not be sufficient to cover all risks.

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

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2013		2014	2015	2016	2017
Number of vessels	10	(2)	6	12	9	9
Number of vessels to be dry-docked that are more than 30 years old (included in above figure)	—		—	2	—	1

(1)	Excludes the ten newbuild vessels that we have agreed to acquire.

(2)	Excludes the vessel Venetiko, whose dry-docking was completed prior to her delivery to us in January 2013.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and our vessels are certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards, and it is anticipated that V.Ships Greece will obtain such certification prior to commencing management of our vessels.

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

U.S. Coast Guard regulations limit OPA 90 liability to the greater of $1,000 per gross ton or $854,400 per incident for non-tank vessels, subject to periodic adjustments of such limits. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA may, in the future, decide to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

C. Organizational Structure

As of February 22, 2013, Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands with 84 subsidiaries all of which are incorporated in Liberia. Of our Liberian subsidiaries, 57 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. The remaining subsidiaries are dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 22, 2013 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece, that is provided to us as part of the services we receive under the Group Management Agreement. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 22, 2013, we had a fleet of 57 containerships aggregating approximately 332,000 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 47 vessels in the water, aggregating approximately 242,000 TEU and (ii) ten newbuild vessels aggregating approximately 90,000 TEU that are scheduled to be delivered to us between March 2013 and February 2014. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We principally deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Time-chartered containerships are generally employed on multi-year charters to liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

As of February 22, 2013, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 57 containerships was 5.1 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2012, our fixed-term charters represented an aggregate of $2.7 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2012” in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 22, 2013, our fixed-term charters represented an aggregate of $2.7 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. Furthermore, five of our charters include options which allow us to unilaterally extend their terms for two additional one-year periods. The exercise of these options would result in an additional $152.2 million of revenue.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2012. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It does reflect our contracts to acquire newbuild vessels. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023

No. of Vessels whose Charters Expire(2)	8	9	3	4	6	16	1	2	1	0	5

TEU of Expiring Charters	30,087	26,376	12,617	19,720	38,063	126,238	6,644	13,288	6,724	0	45,863

Contracted Days	16,305	14,982	13,420	12,398	10,637	5,506	3,238	2,358	2,084	1,825	988

Available Days	2,043	5,062	6,655	7,729	9,438	13,718	15,012	15,942	16,166	14,965	14,707

Contracted/Total Days(1)	88.9%	74.7%	66.8%	61.6%	53.0%	28.6%	17.7%	12.9%	11.4%	10.9%	6.3%

(1)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

(2)

This excludes one vessel which was classified as “held for sale” at December 31, 2012, and delivered to her scrap buyers on January 2, 2013, and one vessel which was not chartered at December 31, 2012.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2012, our three largest customers by revenue were A.P. Moller-Maersk, MSC and COSCO; together these three customers represented 75%, 68% and 74% of our revenue in 2010, 2011 and 2012, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 29 vessels over the past 3 years, and we plan to dry-dock 10 vessels in 2013 and 6 vessels in 2014. Information about our fleet dry- docking schedule through 2016 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Manager

The operations of our fleet of containerships are managed by Costamare Shipping and its sub-managers under the supervision of our chairman and chief executive officer and our chief financial officer, in conjunction with our board of directors. Costamare Shipping receives a fee in 2013 of $884 per day or $442 per day in the case of a containership subject to a bareboat charter, for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, director and officer related insurance services and the services of our officers (but not for payment of such officers’ compensation) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisioning, sale and purchase, crewing and bunkering services. In 2012 such amounts were $850 and $425, respectively. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform to affiliated sub-managers (such as CIEL or Shanghai Costamare) or, subject to our consent, a third party sub-manager (such as V.Ships Greece), either through subcontracting or by directing the sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay will be reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The daily management fee for each containership was fixed until December 31, 2012, and will hereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to

Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12- month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement—Term and Termination Rights”.

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

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 57 vessels as of February 22, 2013, including ten newbuild vessels on order.

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

•

Utilization of Our Fleet. Due to the multi-year time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2010, 2011 and 2012 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.7%, 99.3% and 99.9%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight-line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

After rising during 2007 and the first half of 2008, charter rates for containerships fell dramatically to 10-year lows during the second half of 2008 and 2009. While charter rates improved in 2010 and the first half of 2011, rates steeply declined during the latter half of 2011 due to reduced transportation demand triggered by the unfolding global sovereign debt crisis and overall volatile financial conditions. In 2012, the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the “fiscal cliff” in the United States continued to negatively impact international trade which, combined with an increased supply of vessels, caused time charter rates and charter free values to continue their decline. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2012. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2012

	On and After January 1,
	2013	2014	2015	2016	2017 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$421,504	$461,839	$440,646	$417,343	$982,557	$2,723,889
Fleet Contracted Days(2)	16,305	14,982	13,420	12,398	26,636	83,741
Percentage of fleet contracted days/Total days(2)	88.9%	74.7%	66.8%	61.6%	21.0%	40.8%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) no exercise of any option to extend the terms of those charters.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2011 and 2012, brokerage and address commissions represented 53% and 27% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2012, approximately 34% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

Historically, while we were a privately owned company, we paid our managers—Costamare Shipping, CIEL and Shanghai Costamare (through payments to Costamare Shipping)—a daily management fee of $700 per vessel for their services. With effect from the consummation of our initial public offering on November 4, 2010 until December 31, 2012, we paid to our managers a daily management fee of $850 per vessel for their services. Such fee increased to $884 per day per vessel beginning January 1, 2013. The total management fees paid by us to our managers during the years ended December 31, 2010, 2011 and 2012 amounted to $11.3 million, $15.4 million and $15.2 million, respectively.

Our current Group Management Agreement, as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”, went into effect upon the consummation of our initial public offering. If this agreement had been in effect since January 1, 2010, we estimate that the aggregate amount of additional payments to the manager would have been approximately $2.0 million higher, and net income would have been $2.0 million lower in 2010, than the amount recorded with respect to our then existing management agreement.

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

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. For years prior to January 1, 2007, we estimated this to be 25 years. As of January 1, 2007, we determined the estimated useful lives of our containerships to be 30 years from their initial delivery from the shipyard. This change was made to reflect our experience, market conditions and the current practice in the containership industry. Depreciation is based on cost, less the estimated scrap value of the vessels. As of December 31, 2012, one of our vessels with 3,876 TEU capacity was fully depreciated.

Gain / (Loss) on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2010, 2011 and 2012, we sold four, six and four vessels, respectively, while the vessel Rena was determined to be a constructive total loss for insurance purposes in 2011.

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

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. We also incur financing and legal costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities”.

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

Gain / (Loss) on Derivative Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. As at December 31, 2012, we were engaged in 28 interest rate derivative instruments in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings and at this date 27 out of 28 of these agreements met hedge accounting criteria and the effective portion in change in their fair value is recognized in “Other Comprehensive Loss” in stockholders’ equity on our balance sheet. We recognize in our statement of income the change in fair value of the one interest rate swap that does not meet hedge accounting criteria. For a description of our existing interest rate swaps, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

During the years ended December 31, 2012 and 2011, we had an average of 46.8 and 47.8 vessels, respectively, in our fleet. In the year ended December 31, 2012, we accepted delivery of five secondhand vessels (MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini) with an aggregate TEU capacity of 15,352 and we sold four vessels (Gather, Gifted, Genius I and Horizon) with an aggregate TEU capacity of 9,834. In the year ended December 31, 2011, we accepted delivery of ten secondhand vessels (MSC Pylos, Zagora, Marina, Prosper, Konstantina, MSC Sierra II, MSC Namibia II, MSC Reunion (ex. MSC Sudan II), MSC Romanos and MSC Methoni) with an aggregate TEU capacity of 29,242 and we sold six secondhand vessels (MSC Sierra, MSC Namibia, MSC Sudan, MSC Fado, MSC Tuscany and Garden), while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011, with an aggregate TEU capacity of 13,836. In the years ended December 31, 2012 and 2011, our fleet ownership days totaled 17,113 and 17,437 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2011	2012
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$382.2	$386.2	$4.0	1.0%
Voyage expenses	(4.2)	(5.5)	1.3	31.0%
Voyage expenses—related parties	(2.9)	(2.9)	—	—
Vessels operating expenses	(110.4)	(112.5)	2.1	1.9%
General and administrative expenses	(5.0)	(4.0)	(1.0)	(20.0%)
Management fees—related parties	(15.3)	(15.2)	(0.1)	(0.7%)
Amortization of dry-docking and special survey costs	(8.1)	(8.2)	0.1	1.2%
Depreciation	(78.8)	(80.3)	1.5	1.9%
Gain / (loss) on sale/disposal of vessels	13.1	(2.8)	(15.9)	(121.4%)
Foreign exchange gains / (losses)	0.1	0.1	—	—
Interest income	0.5	1.5	1.0	200.0%
Interest and finance costs	(75.4)	(74.7)	(0.7)	(0.9%)
Other	0.5	(0.1)	(0.6)	(120.0%)
Gain / (loss) on derivative instruments	(8.7)	(0.5)	$(8.2)	(94.3%)

Net Income	$87.6	$81.1	(6.5)	(7.4%)

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2011	2012
Average number of vessels	47.8	46.8	(1.0)	(2.1%)
Ownership days	17,437	17,113	(324)	(1.9%)
Number of vessels underwent dry-docking and special survey during the years	8	9	1	—

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve- month periods ended December 31, 2012 and December 31, 2011. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2011	2012
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$382.2	$386.2	$4.0	1.0%
Accrued charter revenue(1)	30.3	6.2	(24.1)	(79.5%)
Voyage revenue adjusted on a cash basis(2)	412.5	392.4	(20.1)	(4.9%)

(1)

Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Voyage Revenue

Voyage revenue increased by 1.0%, or $4.0 million, to $386.2 million during the year ended December 31, 2012, from $382.2 million during the year ended December 31, 2011. Ownership days decreased by 1.9% or 324 days to 17,113 days during the year ended December 31, 2012, from 17,437 days during the year ended December 31, 2011. The increase in Voyage revenue is mainly due to the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the year ended December 31, 2012, compared to the year ended December 31, 2011. Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 4.9%, or $20.1 million, to $392.4 million during the year ended December 31, 2012, from $412.5 million during the year ended December 31, 2011. The decrease is attributable to decreased charter hire received in accordance with certain escalation clauses of our charters during the year ended December 31, 2012, compared to the year ended December 31, 2011; partly offset by the fact that larger vessels, chartered on average at higher rates, were employed by the Company during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Voyage Expenses

Voyage expenses increased by 31.0%, or $1.3 million, to $5.5 million during the year ended December 31, 2012, from $4.2 million during the year ended December 31, 2011. The increase was primarily attributable to the increased off-hire expenses of our fleet, mainly fuel consumption; partly offset by the decreased third party commissions charged to us during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Voyage Expenses—Related Parties

Voyage expenses—related parties in the amount of $2.9 million during the years ended December 31, 2012 and 2011, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain or loss under derivative contracts entered into in relation to foreign currency exposure, increased by 1.9%, or $2.1 million, to $112.5 million during the year ended December 31, 2012, from $110.4 million during the year ended

December 31, 2011. The increase is partly attributable to the increase of the average vessel size of the fleet during the year ended December 31, 2012, compared to the same period of 2011; partly offset by the decreased ownership days of our fleet during the year ended December 31, 2012, compared to the same period of 2011.

General and Administrative Expenses

General and administrative expenses decreased by 20.0%, or $1.0 million, to $4.0 million during the year ended December 31, 2012, from $5.0 million during the year ended December 31, 2011. The decrease in the year ended December 31, 2012, was mainly attributable to decreased public-company related expenses charged to us compared to the year ended December 31, 2011. Furthermore, General and administrative expenses for the years ended December 31, 2012 and December 31, 2011, include $1.0 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Management Fees—Related Parties

Management fees paid to our managers decreased by 0.7%, or $0.1 million, to $15.2 million during the year ended December 31, 2012, from $15.3 million during the year ended December 31, 2011. The decrease was primarily attributable to the decreased fleet ownership days for the year ended December 31, 2012, compared to the year ended December 31, 2011.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the years ended December 31, 2012 and 2011 was $8.2 million and $8.1 million, respectively. During the years ended December 31, 2012 and 2011, 9 vessels and 8 vessels, respectively, underwent their special surveys.

Depreciation

Depreciation expense increased by 1.9%, or $1.5 million, to $80.3 million during the year ended December 31, 2012, from $78.8 million during the year ended December 31, 2011. The increase was primarily attributable to the depreciation expense charged for the five larger and younger containerships delivered to us during the year ended December 31, 2012, partly offset by the elimination of depreciation expense relating to the four smaller and older vessels sold during the year ended December 31, 2012.

Gain / (Loss) on Sale/Disposal of Vessels

During the year ended December 31, 2012, we recorded a net loss of $2.8 million, primarily consisting of a loss of $9.8 million from the sale of two vessels, a gain of $4.1 million from the sale of two vessels, and a $3.0 million reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena. During the year ended December 31, 2011, we recorded a net gain of $13.1 million from the sale of six vessels and the “CTL” of the vessel Rena.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.1 million and $0.1 million during the years ended December 31, 2012 and 2011, respectively.

Interest Income

During the year ended December 31, 2012, interest income increased by 200.0%, or $1.0 million, to $1.5 million, from $0.5 million during the year ended December 31, 2011. The increase in interest income was mainly due to the increased cash deposits in interest bearing accounts during the year ended December 31, 2012, compared to the year ended December 31, 2011, which resulted from the increased average cash balance during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Interest and Finance Costs

Interest and finance costs decreased by 0.9%, or $0.7 million, to $74.7 million during the year ended December 31, 2012, from $75.4 million during the year ended December 31, 2011. The decrease is partly attributable to the decreased financing costs and capitalized interest in relation with our newbuilding program; partly offset by the increased interest expense charged to us during the year ended December 31, 2012, compared to the year ended December 31, 2011.

Gain / (Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of December 31, 2012, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2012, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $180.8 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2012, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”. The fair market value change of the interest rate derivative instruments during the year ended December 31, 2012 resulted in (i) a loss of $8.5 million included in “Comprehensive loss” (in respect of the 27 interest rate swaps qualified for hedge accounting) and (ii) a loss of $1.6 million included in “Gain / (loss) on derivative instruments” in the consolidated statement of income (in respect of the interest rate swap that did not qualify for hedge accounting).

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

During the year ended December 31, 2011 and 2010, we had an average of 47.8 and 42.4 vessels, respectively, in our fleet. In the year ended December 31, 2011, we accepted delivery of ten secondhand vessels with an aggregate TEU capacity of 29,242, and we sold six vessels and the vessel Rena was determined to be a “CTL” for insurance purposes, with an aggregate TEU capacity of 13,836. In the year ended December 31, 2010, we acquired the vessel Navarino (ex. Hyundai Navarino) and the secondhand vessels Karmen and Rena with an aggregate TEU capacity of 15,233, and we sold four vessels with an aggregate TEU capacity of 10,766. In the years ended December 31, 2011 and 2010, our fleet ownership days totaled 17,437 and 15,488 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2010	2011
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$353.2	$382.2	$29.0	8.2%
Voyage expenses	(2.1)	(4.2)	2.1	100.0%
Voyage expenses—related parties	(0.4)	(2.9)	2.5	625.0%
Vessels operating expenses	(102.8)	(110.4)	7.6	7.4%
Charter agreement early termination fee	(9.5)	—	(9.5)	(100.0%)
General and administrative expenses	(1.2)	(5.0)	3.8	316.7%
Management fees—related parties	(11.3)	(15.3)	4.0	35.4%
Amortization of dry-docking and special survey costs	(8.5)	(8.1)	(0.4)	(4.7%)
Depreciation	(70.9)	(78.8)	7.9	11.1%
Gain on sale/disposal of vessels	9.6	13.1	3.5	36.5%
Foreign exchange gains / (losses)	(0.3)	0.1	0.4	133.3%
Interest income	1.5	0.5	(1.0)	(66.7%)
Interest and finance costs	(71.9)	(75.4)	3.5	4.9%
Other	0.3	0.5	0.2	66.7%
Gain / (loss) on derivative instruments	(4.5)	(8.7)	$4.2	93.3%

Net Income	$81.2	$87.6	6.4	7.9%

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2010	2011
Average number of vessels	42.4	47.8	5.4	12.7%
Ownership days	15,488	17,437	1,949	12.6%
Number of vessels under dry-docking	12	8	(4)	—

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve- month periods ended December 31, 2011 and December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

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

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information on the Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

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

Voyage Expenses

Voyage expenses increased by 100.0%, or $2.1 million, to $4.2 million during the year ended December 31, 2011, from $2.1 million during the year ended December 31, 2010. The increase was primarily attributable to (a) the off-hire expenses, mainly due to fuel consumption, of the eight out of ten container vessels which were delivered to us by their sellers in the year ended December 31, 2011 and the five out of seven vessels sold in year ended December 31, 2011, and (b) the third party commissions charged to us in the year ended December 31, 2011 compared to the year ended December 31, 2010.

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

General and Administrative Expenses

General and administrative expenses increased by 316.7%, or $3.8 million, to $5.0 million during the year ended December 31, 2011, from $1.2 million during the year ended December 31, 2010. The increase in the year ended December 31, 2011 was mainly attributable to increased public-company related expenses charged to us (i.e., legal, audit and Directors and Officers insurance) subsequent to the completion of our Initial Public Offering on November 4, 2010, compared to the year ended December 31, 2010. Furthermore, General and administrative expenses for the year ended December 31, 2011 include $1.0 million compared to $0.16 million for the year ended December 31, 2010, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our Group Management Agreement signed on November 3, 2010.

Management Fees—Related Parties

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

Gain on Sale/Disposal of Vessels

During the year ended December 31, 2011, we recorded, on a net basis, a gain of $13.1 million from the sale of six vessels and the “CTL” of the vessel Rena, which includes the effects of a provision recorded for potential costs associated with the grounding of the Rena. During the year ended December 31, 2010, we recorded a gain of $9.6 million from the sale of four vessels.

Charter Agreement Early Termination Fee

The charter agreement early termination fee of $9.5 million represents a one-time payment made to the charterer of Navarino in December 2010, compensating the charterer MSC for the early termination of the charter party agreement of Navarino. The vessel was redelivered to us by the charterer on January 28, 2011 and on January 30, 2011 she was delivered to charterers HMM for a daily charter rate of $44,000, compared to a daily charter rate of $22,000 under the MSC charter party agreement.

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

Interest and Finance Costs

Interest and finance costs increased by 4.9%, or $3.5 million, to $75.4 million during the year ended December 31, 2011, from $71.9 million during the year ended December 31, 2010. The increase is partly attributable to increased financing costs and commitment fees charged to us mainly in relation to new credit facilities we entered into with regards to our newbuilding program partly offset by the capitalized interest in relation with our newbuilding program.

Gain / (Loss) on Derivative Instruments

The fair value of our 28 derivative instruments which were outstanding as of December 31, 2011 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2011, the fair value of these 28 interest rate swaps in aggregate amounted to a liability of $170.7 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at December 31, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Comprehensive loss”. The fair market value change of the interest rate derivative instruments during the year ended December 31, 2011 resulted in (i) a loss of $55.5 million included in “Comprehensive loss” (in respect of the 27 interest rate swaps qualified for hedge accounting) and (ii) a loss of $7.3 million included in “Gain / (loss) on derivative instruments” in the consolidated statement of income (in respect of the interest rate swap that did not qualify for hedge accounting).

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

Our primary short-term liquidity need is to fund our vessel operating expenses. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sectors and debt repayment. We anticipate that our primary sources of funds will be cash from operations and undrawn borrowing capacity under our committed credit facilities, along with borrowings under new credit facilities that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us. In addition, we filed a shelf registration statement on Form F-3 with the SEC on January 30, 2012, which became effective on February 14, 2012. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. We may use the Form F-3 registration statement to issue up to $96.25 million in aggregate public offering price of additional common stock, preferred stock, debt securities, warrants, rights or units.

As at December 31, 2012, we had total cash liquidity of $314.6 million, consisting of cash, cash equivalents and restricted cash.

As at December 31, 2012, we had an aggregate of $1.56 billion of indebtedness outstanding under various credit agreements. As at the same date, we had $532.7 million of available borrowing capacity under four facilities committed to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. See “—Credit Facilities”. As at February 22, 2013, we had $525.1 million of available borrowing capacity under four facilities committed to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. Furthermore, as of February 22, 2013, the vessels shown in the table below were free of debt.

Unencumbered Vessels in the water as of February 22, 2013

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO (ex. ACE IRELAND)	2003	5,928
MSC KYOTO	1981	3,876
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MESSINI	1997	2,458

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share. We have subsequently paid dividends of $0.25 per share on May 12, 2011, $0.25 per share on August 9, 2011, $0.27 per share on November 7, 2011, $0.27 per share on February 8, 2012, $0.27 per share on May 9, 2012, $0.27 per share on August 7, 2012, $0.27 per share on November 6, 2012 and $0.27 per share on February 13, 2013. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. In 2010, we did not declare any dividends. In 2009, we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010. In 2008, we declared and paid dividends from our retained earnings to our existing stockholders of $10.8 million.

Furthermore, in 2008, in relation to our reorganization process we paid out distributions to our existing stockholders of $400.0 million ($269.0 million of which was paid in 2008 and $131.0 million in 2009).The $400.0 million in distributions were paid pursuant to the MSA in connection with the sale by the Konstantakopoulos family of the shares or assets of 53 ship-owning companies to the Company or newly formed subsidiaries of the Company. No distributions were paid in the year ended December 31, 2010, 2011 or 2012.

The dividends and distributions paid during the years ended December 31, 2008, 2009, 2010, 2011 and 2012, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $50.5 million at December 31, 2012 and negative $87.7 million at December 31, 2011.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. As of February 22, 2013, we have up to $525.1 million available under four credit facilities to finance part of the pre-delivery and delivery installments of the construction of our ten newbuild vessels on order. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2010, 2011 and 2012

	Year ended December 31,
	2010	2011	2012
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$128.0	$195.2	$168.1
Net Cash Used in Investing Activities	(23.9)	(283.8)	(236.5)
Net Cash Provided by Financing Activities	43.4	26.8	237.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2012 decreased by $27.1 million to $168.1 million, compared to $195.2 million for the year ended December 31, 2011. The decrease was primarily attributable to (a) the decreased cash from operations of $20.1 million deriving from escalating charter rates, (b) the increased dry-docking payments of $5.0 million and (c) increased payments for interest (including swap payments) of $3.5 million; partly offset by favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.1 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $236.5 million in the year ended December 31, 2012, which consisted of (a) $191.2 million advance payments for the construction and purchase of ten newbuild vessels, (b) $74.1 million in payments for the acquisition of five secondhand vessels and (c) $28.7 million we received from the sale of four vessels including the advance payment we received from the sale of one vessel for scrap which was delivered to her scrap buyers in January 2013.

Net cash used in investing activities was $283.8 million in the year ended December 31, 2011, which consisted of (a) $148.4 million advance payments and other capitalized costs for the construction and purchase of ten newbuild vessels, (b) $190.2 million in payments for the acquisition of ten secondhand vessels, (c) $48.7 million net proceeds we received for the sale of six vessels and the “CTL” of the vessel Rena and (d) $6.1 million we received from the sale of governmental bonds.

Net cash used in investing activities was $23.9 million in the year ended December 31, 2010, which consisted of (a) $28.3 million in payments to the shipyard for the construction cost of Navarino, (b) $22.5 million in payments for the acquisition of two vessels, (c) $3.8 million advance payments for the acquisition of four vessels, (d) $22.7 million we received from the sale of four vessels and (e) $8.0 million we received from the sale of government securities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $237.7 million in the year ended December 31, 2012, which mainly consisted of (a) $170.2 million of indebtedness that we repaid, (b) $288.6 million we drew down from six of our credit facilities, (c) $73.1 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011, first quarter of the year 2012, the second quarter of the year 2012 and the third quarter of the year 2012 and (d) $194.1 million net proceeds we received from our two follow-on offerings in March 2012 and October 2012, net of underwriting discounts and expenses incurred in the offerings.

Net cash provided by financing activities was $26.8 million in the year ended December 31, 2011, which mainly consisted of (a) $124.6 million of indebtedness that we repaid, (b) $226.3 million we drew down from five of our credit facilities and (c) $61.5 million we paid for dividends to our stockholders for the fourth quarter of the year 2010, the first quarter of the year 2011, the second quarter of the year 2011 and the third quarter of the year 2011.

Net cash provided by financing activities was $43.4 million in the year ended December 31, 2010, which mainly consisted of (a) $93.9 million of indebtedness that we repaid, (b) $10.0 million we paid for dividends to our stockholders and (c) $145.5 million net proceeds we received from our Initial Public Offering in November 2010.

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

The following summarizes certain terms of our existing credit facilities discussed below as at December 31, 2012:

Lender	Outstanding Principal Amount		Available Borrowing Capacity		Interest Rate(1)	Maturity		Repayment profile
	(in thousands)
CEXIM - DnB	32,199		171,144		LIBOR + Margin(2)	2021	(3)	Straight-line amortization with balloon

DnB - ING	61,120	(7)	168,080	(7)	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

DnB - MEGA	45,840		106,960		LIBOR + Margin(2)	2020		Straight-line amortization with balloon

ING	53,480		86,520		LIBOR + Margin(2)	2020		Straight-line amortization with balloon

RBS	103,986		0		LIBOR + Margin(2)	2020	(4)	Straight-line amortization with balloon(4)

Bank Syndicate(5)	767,164		0		LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Credit Agricole(6)	109,500		0		LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Unicredit	114,350		0		LIBOR + Margin(2)	2018		Variable installments with balloon

HSBC	54,750		0		LIBOR + Margin(2)	2018		Variable installments with balloon

Credit Agricole	60,000		0		LIBOR + Margin(2)	2018		Straight-line amortization with balloon

RBS	57,500		0		LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Alpha	102,000		0		LIBOR + Margin(2)	2017		Variable installments with balloon

(1)	The interest rates of long-term debt at December 31, 2012 ranged from 2.711% to 6.750%, and the weighted average interest rate as at December 31, 2012 was 4.376%.

(2)	The interest rate margin at December 31, 2012 ranged from 0.700% to 3.100%, and the weighted average interest rate margin as at December 31, 2012, was 1.398%.

(3)	Maturity under this facility assumes exercise of the lenders early repayment option. Should this option not be exercised, the maturity will be 2024.

(4)	The year 2020 represents the latest possible maturity under the facility, under the MSC Ulsan tranche.

(5)	Bank Syndicate: Commerzbank AG, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(6)	On December 12, 2012, the loan agreement with Emporiki Bank was transferred and assigned to Credit Agricole Corporate and Investment Bank (ex. Calyon) (“Credit Agricole”).

(7)	On January 25, 2013, we drew $7.64 million for the financing of the third pre-delivery installment of our new build with hull no. S4024.

The principal financial and other covenants and events of default under each credit facility are also discussed below.

CEXIM-Adele

On January 14, 2011, our subsidiaries, Adele Shipping Co., Bastian Shipping Co., and Cadence Shipping Co., as borrowers, entered into a ten-year loan, which also provides for a Lenders’ early repayment option in year seven, for up to $203.3 million, with The Export-Import Bank of China, DnB NOR Bank ASA, and China Everbright Bank, which we refer to in this section as the “CEXIM—Adele credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls H1068A, H1069A, and H1070A, and the facility is divided into three tranches, one for each newbuild vessel.

The interest rate under the CEXIM—Adele credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1.4 million per tranche each, commencing at the time of delivery of Hulls H1068A, H1069A and H1070A, and the amount of the fortieth installment shall be $12.7 million per tranche.

The obligations under the CEXIM—Adele credit facility are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 22, 2013, there was $32.2 million outstanding under the CEXIM-Adele credit facility, and, as of the same date there was $171.1 million of undrawn available credit.

DnB-Quentin

On August 16, 2011, our subsidiaries, Quentin Shipping Co., Undine Shipping Co., and Sander Shipping Co., as borrowers, entered into a seven-year loan for up to $229.2 million, with DnB NOR Bank ASA, ING Bank, ABN Amro Bank and Bank of America N.A., which we refer to in this section as the “DnB—Quentin credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024, and the facility is divided into three tranches, one for each newbuild vessel.

The interest rate under the DnB—Quentin credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by twenty-eight consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1.3 million per tranche each, commencing at the time of delivery of Hulls S4020, S4022 and S4024, and the amount of the twenty-eighth installment shall be $42.0 million per tranche.

The obligations under the DnB—Quentin credit facility are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 22, 2013, there was $68.8 million outstanding under the DnB—Quentin credit facility, and, as of the same date there was $160.4 million of undrawn available credit.

DnB-Raymond

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terance Shipping Co., as borrowers, entered into a seven-year loan for up to $152.8 million, with DnB NOR Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank, Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “DnB—Raymond credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4021 and S4023, and the facility is divided into two tranches, one for each newbuild vessel.

The interest rate under the DnB—Raymond credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrowers must repay the loan by twenty-eight consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1.4 million per tranche each, commencing at the time of delivery of Hulls S4021 and S4023, and the amount of the twenty-eighth installment shall be $39.6 million per tranche.

The obligations under the DnB—Raymond credit facility are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels upon delivery, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 22, 2013, there was $45.8 million outstanding under the DnB-Raymond credit facility, and, as of the same date there was $107.0 million of undrawn available credit.

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

The interest rate under the ING credit facility is LIBOR plus an agreed margin. The credit facility provides that the borrower must repay the loan by 16 consecutive semiannual installments, the first fifteen (1-15) in the amount of 1/30 of the loan outstanding, commencing at the time of delivery of Hulls S4010 and S4011, and the amount of the sixteenth and final installment shall be equal to 15/30 of the loan outstanding at the time of delivery of Hulls S4010 and S4011.

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

On February 22, 2013, there was $53.5 million outstanding under the ING credit facility, and, as of same date, there was $86.5 million of undrawn available credit.

RBS

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “RBS credit facility”), which was available for drawing for up to 18 months. The loan tranches have maturities ranging from three to seven years.

We have used the RBS credit facility to finance part of the acquisition cost of five secondhand vessels, the MSC Methoni, the MSC Romanos, the MSC Ulsan, the Koroni and the Kyparissia.

The interest rate under the RBS facility is LIBOR plus an agreed margin. The RBS facility provides for different repayment of each of the five tranches.

The MSC Methoni tranche will be repaid by thirty two consecutive quarterly payments, the first thirty one (1-31) in the amount of $1.05 million and a final installment in the amount of $1.05 million, together with a balloon payment in the amount of $8.4 million.

The MSC Romanos tranche will be repaid by thirty two consecutive quarterly payments, the first thirty one (1-31) in the amount of $0.96 million and a final installment in the amount of $0.96 million, together with a balloon payment in the amount of $7.7 million.

The MSC Ulsan tranche will be repaid by thirty two consecutive quarterly payments, the first thirty one (1-31) in the amount of $0.53 million and a final installment in the amount of $0.53 million, together with a balloon payment in the amount of $4.2 million.

The Koroni and Kyparissia tranches will each be repaid by twelve consecutive quarterly payments, the first eleven (1-11) in the amount of $0.47 million per trance and a final installment in the amount of $0.47 million, together with a balloon payment in the amount of $1.9 million per tranche.

The obligations under the RBS credit facility are guaranteed by the various owners of the mortgaged vessels. Our obligations under the RBS credit facility is secured by mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 22, 2013, there was $101.4 million outstanding under the RBS credit facility, and, as of the same date there was no undrawn available credit.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1.0 billion credit facility comprised of a $700.0 million term loan facility and a $300.0 million revolving credit facility, which we refer to in this section as the “Costamare credit facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below), on September 6, 2011, we entered into a third supplemental agreement documenting the amalgamation of the Costamare credit facility’s compounds and the fixing of the remaining installment payments, and on December 17, 2012, we entered into a fourth supplemental agreement which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels.

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by forty consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9.0 million. The final twenty-eight (13-40) installments, and the balloon installment repayable together with the fortieth (40th) installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels. Following the date of payment of the twelfth installment on June 30, 2011, the term loan facility and the revolving credit facility were combined, the final twenty-eight (13-40) installments were fixed in the amount of $22.5 million each, and the balloon installment was fixed in the amount of $272.8 million.

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

As of February 22, 2013, there was $767.2 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole-Costis (ex. Emporiki-Costis)

On May 12, 2008, our subsidiaries, Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Emporiki Bank of Greece S.A., which we refer to in this section as the “Credit Agricole-Costis credit facility”. The loan is divided into two tranches: a Tranche A loan in the amount of $75.0 million to Christos Maritime Corporation, and a Tranche B loan in the amount of $75.0 million to Costis Maritime Corporation. The purpose of this facility was to finance part of the market value of two vessels, the Sealand Washington and the Sealand New York.

The interest rate under the Credit Agricole-Costis credit facility is LIBOR plus an agreed margin. The Credit Agricole-Costis credit facility provides that our subsidiaries, jointly and severally, repay the loan by twenty consecutive semi-annual payments, the first nineteen (1-19) in the amount of $2.25 million for each tranche, and a final twentieth installment in the amount of $2.25 million, together with a balloon payment in the amount of $30.0 million for each tranche.

The obligations under the Credit Agricole-Costis credit facility are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels Sealand Washington and Sealand New York, account pledges, general assignments of earnings, insurances and requisition compensation, and charter assignments.

On December 12, 2012, the loan agreement was assigned and transferred from Emporiki Bank of Greece S.A. to Credit Agricole.

As of February 22, 2013, there was $109.5 million outstanding under the Credit Agricole-Costis credit facility, and, as of same date, there was no undrawn available credit.

Unicredit

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with Unicredit Bank AG, which we refer to in this section as the Unicredit credit facility. The purpose of the facility is to partly finance the aggregate market values of eleven of our existing containerships. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11.3 million to finance the acquisition of the vessel the Stadt Luebeck.

The interest rate under the Unicredit credit facility is LIBOR plus an agreed margin. After the acquisition of the vessel Stadt Luebeck, the repayment schedule was changed so that starting from September 30, 2012 the loan will be repaid by twenty-six consecutive quarterly payments, the first six (1-6) in the amount of $1.5 million, the next seven (7-13) in the amount of $4.0 million, the next twelve (14-25) in the amount of 2.5 million, and a final twenty-sixth installment in the amount of $2.5 million, together with a balloon payment in the amount of $47.85 million.

Our obligations under the Unicredit credit facility are secured by guarantees of the various owners of the mortgaged vessels, mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 22, 2013, there was $114.35 million outstanding under the Unicredit credit facility, and, as of the same date there was no undrawn available credit.

HSBC-Mas

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million credit facility with HSBC Bank, which we refer to in this section as the “HSBC-Mas credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Maersk Kokura.

The interest rate under the HSBC-Mas credit facility is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by twenty consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million.

The obligations under the HSBC-Mas credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kokura, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 22, 2013, there was $51.0 million outstanding under the HSBC-Mas credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole-Capetanissa

On June 29, 2006, our subsidiary, Capetanissa Maritime Corporation, as borrower, entered into a twelve-year, $90.0 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole-Capetanissa credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the Cosco Beijing.

The interest rate under the Credit Agricole-Capetanissa credit facility is LIBOR plus an agreed margin. The Credit Agricole-Capetanissa credit facility provides that Capetanissa Maritime Corporation must repay the loan by twenty-four consecutive semi-annual installments in the amount of $2.5 million, plus a balloon payment payable together with the twenty-fourth installment in the amount of $30.0 million.

The obligations under the Credit Agricole-Capetanissa credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Cosco Beijing, an account pledge, and a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 22, 2013, there was $57.5 million outstanding under the Credit Agricole-Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

RBS-Rena

On February 17, 2006, our subsidiary, Rena Maritime Corporation, as borrower, entered into a twelve-year, $90.0 million credit facility with The Royal Bank of Scotland plc, which we refer to in this section as the “RBS-Rena credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Cosco Guangzhou, at a contract price of $90.8 million.

The interest rate under the RBS-Rena credit facility is LIBOR plus an agreed margin. The RBS-Rena credit facility provides for twenty-four semi-annual installments in the amount of $2.5 million each, plus a balloon payment of $30.0 million together with the twenty-fourth installment.

The obligations under the RBS-Rena credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel Cosco Guangzhou, an account charge and a general assignment of our earnings, insurances and requisition compensation of the vessel.

As of February 22, 2013, there was $55.0 million outstanding under the RBS-Rena credit facility, and, as of same date, there was no undrawn available credit.

Alpha-Montes

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Alpha Bank A.E., which we refer to in this section as the “Alpha-Montes credit facility”. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure.

The interest rate under the Alpha-Montes credit facility is LIBOR plus an agreed margin. The Alpha-Montes credit facility provides that our subsidiaries must repay the loan, jointly and severally, by twenty consecutive semi-annual payments, the first six (1-6) in the amount of $4.0 million each, the next fourteen (7-20) in the amount of $6.0 million each, plus a balloon payment payable together with the twentieth installment in the amount of $42.0 million.

The obligations under the Alpha-Montes credit facility are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of February 22, 2013, there was $102.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha-Montes credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole-Bullow

On February 17, 2005, our subsidiary, Bullow Investments Inc., as borrower, entered into an eight-year, $31.0 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole-Bullow credit facility”. The purpose of this facility was to finance part of the acquisition cost of a previously acquired vessel, the MSC Mykonos. The obligations under the Credit Agricole-Bullow credit facility were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel, MSC Mykonos, an account pledge and a general assignment of earnings, insurances and requisition compensation.

On November 16, 2012, we repaid the remaining $1.0 million balance of the loan.

Credit Agricole-Marathos

On June 29, 2006, our subsidiary, Marathos Shipping Inc., as borrower, entered into a seven-year, $24.8 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole-Marathos credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the MSC Mandraki. The obligations under the Credit Agricole-Marathos credit facility were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel, MSC Mandraki, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

On November 16, 2012, we repaid the remaining $1.9 million balance of the loan.

National Bank-Venor

On December 11, 2009, our subsidiaries, Merin Shipping Co., Lytton Shipping Co., Volk Shipping Co. and Venor Shipping Co., as joint and several borrowers, entered into a three-year, $30.0 million credit facility with the National Bank of Greece, which we refer to in this section as the “National Bank-Venor credit facility”. The purpose of this facility was to finance the acquisition cost of the vessels Gather, Garden, Genius I and Gifted.

On December 16, 2011, we repaid $2.92 million representing the loan outstanding on the vessel Garden, which was sold for scrap, on March 9, 2012, we repaid $3.48 million, following the sale of Gather, and on May 9, 2012, we repaid the remaining balance of the loan, amounting to $6.96 million, following the sale of Gifted and Genius I.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and our subsidiaries’ ability to, among other things:

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under two of our credit facilities, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with the lender; and

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2012 by approximately $3.2 million based upon our debt level during 2012.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2 and 15 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2012, approximately 34% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2012, the Company was engaged in 2 Euro/U.S. dollar contracts totaling $5.0 million at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

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

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild vessels, which are scheduled to be delivered between December 2013 and February 2014. On January 28, 2011, we contracted for two additional newbuild vessels, which are scheduled to be delivered March 2013. On April 20, 2011, we contracted for the construction and purchase of five additional newbuild vessels, which are scheduled to be delivered within the second and third quarters of 2013. The total aggregate price for all ten newbuild vessels, of approximately 90,000 TEU capacity in aggregate, is $953.7 million, payable in installments until delivery.

As of February 22, 2013, we had outstanding commitments relating to our contracted newbuild vessels aggregating $619.9 million payable in installments until the vessels are delivered. In addition, dry-docking expenses totaled approximately $11.2 million in 2012, excluding off-hire costs.

As of February 22, 2013, we had a total of undrawn credit lines of $525.1 million and 6 ships free of debt.

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

The economic and market conditions as at December 31, 2011 and 2012, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. 2011 saw increasing charter rates and asset prices during the first six months of the year, along with further growth in vessel supply, followed by steep declines in both charter rates and vessel values during the latter half of the year, due to reduced transportation demand triggered by the unfolding sovereign debt crisis and overall financial volatility. Time charter rates and charter free vessel values continued to decline during 2012 as reduced demand for transportation services occurred during a time of increased supply of vessels, conditions that we consider to be indicators of possible impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 2.81% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 3.51% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012 as provided under the Group Management Agreement, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $150 to $250 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2011 and 2012.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten year historical average rates, inflated annually by a 2.81% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2011 and 2012 we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2011		December 31, 2012
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	1	6	2	16
3-year historical average rate	6	29	3	27
1-year historical average rate	1	9	6	88

(*)	Number of vessels that their carrying value would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2012, suggests that 15 of our 47 vessels in the water may have current market values below their carrying values (seven of our 46 vessels in the water as at December 31, 2011). However, we believe that, with respect to these 15 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2012 and 2011. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2012, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2011 ($ US Million)(1)	Carrying Value December 31, 2012 ($ US Million)(1)

1	Cosco Hellas	9,469	2006	July 2006	79.6	76.6

2	Cosco Guangzhou	9,469	2006	February 2006	78.4	75.4

3	Cosco Beijing	9,469	2006	June 2006	79.2	76.2

4	Cosco Yantian	9,469	2006	April 2006	79.1	76.1

5	Cosco Ningbo	9,469	2006	March 2006	78.5	75.5

6	Navarino*, **	8,531	2010	May 2010	116.0	112.2

7	Maersk Kure	7,403	1996	December 2007	80.7	75.1

8	Maersk Kokura	7,403	1997	February 2008	82.4	77.3

9	Maersk Kawasaki	7,403	1997	December 2007	82.1	77.1

10	MSC Methoni	6,724	2003	October 2011	59.5	57.0

11	Sealand Michigan	6,648	2000	October 2000	41.8	39.6

12	Sealand Illinois	6,648	2000	December 2000	42.0	39.8

13	Sealand NY	6,648	2000	May 2000	40.5	38.4

14	Sealand Washington	6,648	2000	August 2000	41.5	39.3

15	Maersk Kobe	6,648	2000	June 2000	40.9	38.8

16	Maersk Kalamata	6,644	2003	June 2003	50.3	48.1

17	Maersk Kingston	6,644	2003	April 2003	50.2	48.0

18	Maersk Kolkata	6,644	2003	January 2003	49.7	48.6

19	MSC Romanos	5,050	2003	August 2011	54.2	52.0

20	Zim Shanghai	4,992	2002	October 2002	36.4	35.5

21	Zim New York	4,992	2002	September 2002	36.1	35.3

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2011 ($ US Million)(1)	Carrying Value December 31, 2012 ($ US Million)(1)

22	Zim Pireaus	4,992	2004	May 2004	36.1	34.6

23	Halifax Express	4,890	2000	November 2000	33.6	31.8

24	Oakland Express	4,890	2000	October 2000	33.2	31.4

25	Singapore Express	4,890	2000	August 2000	32.9	31.1

26	MSC Mykonos	4,828	1988	January 2005	23.8	22.5

27	MSC Mandraki	4,828	1988	October 2004	23.2	22.8

28	MSC Ulsan**	4,132	2002	February 2012	—	30.1

29	MSC Antwerp**	3,883	1993	December 1999	14.4	13.9

30	MSC Kyoto	3,876	1981	May 2003	5.7	5.4

31	MSC Washington	3,876	1984	September 1999	5.5	4.4

32	Koroni**	3,842	1998	May 2012	—	12.1

33	Kyparissia**	3,842	1998	May 2012	—	12.1

34	MSC Austria	3,584	1984	March 1998	5.0	3.9

35	Karmen*, **	3,351	1991	November 2010	12.4	11.4

36	Marina*, **	3,351	1992	February 2011	10.9	10.2

37	Konstantina*, **	3,351	1992	March 2011	10.7	10.7

38	Akritas	3,152	1987	November 1997	5.9	6.4

39	Gather	2,922	1984	December 2007	9.1	—

40	Genius I	2,922	1984	September 2009	3.9	—

41	Gifted	2,922	1984	August 2009	3.9	—

42	MSC Challenger	2,633	1986	May 1998	5.2	4.5

43	Messini**	2,458	1997	August 2012	—	7.1

44	MSC Reunion**	2,024	1992	March 2011	9.4	8.7

45	MSC Namibia II**	2,023	1991	March 2011	9.4	8.6

46	MSC Sierra II**	2,023	1991	March 2011	9.4	8.7

47	MSC Pylos	2,020	1991	January 2011	7.5	6.9

48	Prosper*, **	1,504	1996	March 2011	10.3	9.6

49	Zagora*, **	1,162	1995	January 2011	7.9	7.4

50	Stadt Luebeck**	1,078	2001	August 2012	—	11.4

51	Horizon*	1,068	1991	February 2005	11.2	—

					1,639.6	1,609.6

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2011 and 2012.

*

Indicates container vessels which we believe, as of December 31, 2011, may have market values below their carrying values. As of December 31, 2011, the aggregate carrying value of these seven vessels was $179.4 million, while we believe that their market value was approximately $132.5 million.

**

Indicates container vessels which we believe, as of December 31, 2012, may have market values below their carrying values. As of December 31, 2012, the aggregate carrying value of these 15 vessels was $274.2 million, while we believe that their market value was approximately $186.4 million.

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

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.

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

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Special Survey and Dry-docking Costs

Within the shipping industry, there are two methods that are used to account for special survey and dry-docking costs: (1) capitalize special survey and dry-docking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled survey, and (2) expense special survey and dry-docking costs as incurred. Since special survey and dry-docking cycles typically extend over a period of 30 to 60 months, management believes that the deferral method provides a better matching of revenues and expenses than the expense-as-incurred method. Costs deferred are limited to actual costs incurred at the shipyard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as assets held for sale and are not recoverable as of the date of such classification, are immediately written off to the income statement.

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

Voyage Revenue Recognition

Revenues are generated from time charters and are usually paid 15 days in advance. Time charters with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the time charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charters providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed. Some of our time charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight-line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable time charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from time charters providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.

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

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

We formally document all relationships between hedging instruments and hedged terms, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

We also enter forward exchange rate contracts to manage our exposure to currency exchange risk on certain foreign currency liabilities. We have not designated these forward exchange rate contracts for hedge accounting.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

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

In 2012, the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the “fiscal cliff” in the United States continued to negatively impact international trade which, combined with an increased supply of vessels, caused time charter rates and charter free values to continue their decline.

Sustained low transportation demand growth especially in the western world combined with increasing containership capacity (both current and expected) is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

E. Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2012 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,561,889	$162,169	$419,860	$404,640	$575,220
Interest on long-term debt obligations(1)	271,406	73,133	108,891	74,292	15,090
Payments to our manager(2)	255,665	23,531	46,741	48,693	136,700
Payment for secondhand vessel acquisitions(3)	22,200	22,200	—	—	—
Payments to shipyards(4)	629,411	610,395	19,016	—	—

Total	$2,740,571	$891,428	$594,508	$527,625	$727,010

(1)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. Interest payments with respect to future drawdowns on our credit facilities to pay the remaining capital commitments for the ten newbuild vessels on order are not included in the above figures.

(2)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. The payments to our manager include (a) a daily management fee of $884 per day per vessel, (b) a 0.75% chartering fee on charter revenues earned, (c) $1.0 million for the services of our officers and (d) the related newbuild vessel supervision fees payable to our manager. The supervision fee commitment will be $3.15 million in 2013 and $0.35 million in 2014. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Pursuant to the terms of the Group Management Agreement, the amount assumes an annual escalation of the daily management fee by 4% beginning January 1, 2013. Management fees with regards to our ten newbuild vessels and the secondhand vessel to be delivered are also included in the above figures.

(3)	This represents the amount that was paid upon delivery of the vessel Venetiko, which we agreed to purchase on January 15, 2013, and took delivery of on January 30, 2013.

(4)	This amount represents the remaining capital commitments with regards to the ten newbuild vessels on order.

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

Name	Age	Position
Konstantinos Konstantakopoulos	43	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	44	Chief Financial Officer and Class II Director
Konstantinos Zacharatos	40	General Counsel, Secretary and Class I Director
Vagn Lehd Møller	66	Class II Director
Charlotte Stratos	58	Class III Director

The term of our Class I director expires in 2014, the term of our Class II directors expires in 2015 and the term of our Class III directors expires in 2013.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos serves as President and Chief Executive Officer of Costamare Shipping, one of our managers, which he wholly owns and joined in 1992 (and where he worked part-time beforehand). In 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece to form the Cell. The Cell is expected to replace CIEL in April 2013 as sub-manager of certain of our vessels. In 2001, Mr. Konstantakopoulos founded CIEL, and he has served as President of CIEL since its inception. Mr. Konstantakopoulos owns 100% of CIEL. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Ship-owners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Since July 2012 and March 2012, respectively, Mr. Møller has served as chairman of the boards of DBB Jack-up Services A/S and Jack-up Invest Co2 A/S, both Danish companies investing in jack-up vessels chartered to off-shore windmill companies. Since March 2010, Mr. Møller has served on the board of directors for Scan Global Logistics A/S and Scan Global Holding S/A, both Danish based internal logistics companies. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairman of the committee. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

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

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

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

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of stockholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management;

•

approving corporate goals and objectives relevant to the compensation of the chief executive officer, evaluating the chief executive officer’s performance in light of those goals and objectives, and approving the chief executive officer’s compensation level based on this evaluation;

•	making recommendations to the full board of directors with respect to compensation of other executive officers and incentive-compensation and equity-based plans that are subject to board approval;

•	administering any of the Company’s long-term incentive plans; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Costamare Shipping provides us with our executive officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 22, 2013 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 22, 2013 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 74,800,000 shares of common stock outstanding as of February 22, 2013. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	16,149,999	21.59%
Gregory Zikos	—	— (5)
Konstantinos Zacharatos	—	— (5)
Vagn Lehd Møller	—	— (5)
Charlotte Stratos	—	—
All officers and directors as a group (five persons)	16,149,999	21.59%
5% Beneficial Owners
Christos Konstantakopoulos(2)	16,150,000	21.59%
Achillefs Konstantakopoulos(3)	16,150,001	21.59%
Morgan Stanley(4)	5,334,680	7.13%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 9,074,916 shares directly and 7,075,083 shares indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation. The address of Kent Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(2)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares directly and 7,075,083 shares indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation. The address of Vasska Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(3)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares directly and 7,075,084 shares indirectly through Yaco Maritime Investments S.A., a Marshall Islands corporation. The address of Yaco Maritime S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(4)

As of December 31, 2012, based on a Schedule 13G filed with the SEC on February 14, 2013. The report indicated sole voting power as to 4,199,481 of such shares, shared voting power as to 816,690 of such shares, and sole dispositive power as to all 5,334,680 shares, by Morgan Stanley, a parent holding company. The report also indicated sole voting power as to 4,148,071 of such shares, shared voting power as to 816,690 of such shares, and sole dispositive power as to 5,283,270 of such shares, by Morgan Stanley Smith Barney LLC, a broker dealer registered under section 15 of the Securities Exchange Act of 1934, as amended.

(5)	Owns less than 1% of our issued and outstanding shares.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 25, 2013, we had 18,941 stockholders of record.

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by one or more of our affiliated managers, Costamare Shipping, CIEL or Shanghai Costamare, and, in certain cases, subject to our consent, a third party sub-manager, pursuant to the Group Management Agreement and one or more ship-management agreements between the relevant vessel owning entities and the relevant managers. Our three affiliated managers are controlled by our chairman and chief executive officer. The Cell under V.Ships Greece is expected to replace CIEL in April 2013 as sub-manager of certain of our vessels pursuant to the Co-operation Agreement with Costamare Shipping.

Management Agreement

Costamare Shipping provides us with general administrative services, certain commercial services, D&O related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. The Group Management Agreement permits Costamare Shipping to subcontract certain of its obligations. Costamare Shipping, itself or through Shanghai Costamare, CIEL or, in certain cases, subject to our consent, a third party sub-manager, provides our current fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping, and, in respect of our containerships flying the Liberian flag (other than the Prosper) and the Malta flag, CIEL (expected to be replaced by V.Ships Greece in April 2013). In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Costamare Shipping, itself or through a sub-manager, controls the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece will initially be arranged through C-Man Maritime, and we have the option to transfer such responsibility to V.Ships Greece under the Co-operation Agreement.

Reporting Structure

Our chairman and chief executive officer and chief financial officer supervise, in conjunction with our board of directors, the management of our operations by Costamare Shipping, CIEL and Shanghai Costamare, as well as any third party sub-managers. Costamare Shipping reports to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Compensation of Our Manager

Costamare Shipping receives a fee in 2013 of $884 per day or $442 per day in the case of a containership subject to a bareboat charter, for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, director and officer related insurance services and the services of our officers (but not for payment of such officers’ compensation) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisioning, sale and purchase, crewing and bunkering services. In 2012 such amounts were $850 and $425, respectively. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform to affiliated sub-managers (such as CIEL or Shanghai Costamare) or, subject to our consent, a third party sub-manager (such as V.Ships Greece), either through subcontracting or by directing the sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay will be reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The daily management fee for each containership was fixed until December 31, 2012, and will hereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term.

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

Non-competition

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without obtaining our prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping. The Group Management Agreement does not prohibit CIEL or Shanghai Costamare from providing commercial or technical management services to third parties. In the past, CIEL and Shanghai Costamare have only provided services to third parties on a limited basis and there is no current plan to change that practice. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship management services to third party owners in order to capitalize on the ship management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

Restrictive Covenant Agreements

Under the restrictive covenant agreements entered into with us, during the period of Konstantinos Konstantakopoulos’s and Konstantinos Zacharatos’s employment or service with us and for six months thereafter, each has agreed to restrictions on his ownership of any containerships and on the acquisition of any shareholding in a business involved in the ownership of containerships (such activities are referred to here as “the restricted activities”), subject to the exceptions described below.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in the restricted activities in the following circumstances: (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of up to, in the case of Konstantinos Konstantakopoulos, 19.99% of the outstanding voting securities of any publicly traded company, and in the case of Konstantinos Zacharatos, 20% of the outstanding voting securities of any publicly traded or private company, in each case that is engaged in the containership business.

As noted above, Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including (1) the acquisition of a containership or an acquisition or investment in a containership business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes containerships. Under this second type of permitted acquisition, we must be given the opportunity to buy the containerships or containership businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our containerships and a containership majority-owned by him are both available and meet the criteria for an available charter, our containership will be offered such charter.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of 47,000,000 shares entitled to these registration rights.

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

Grant of Rights and Issuance of Common Stock

On July 14, 2010, the Company offered all stockholders of record as of the close of business on July 14, 2010 (the “Record Date”), the right (collectively, the “Rights”) to subscribe for and purchase up to 32 shares of common stock, par value $0.0001 per share, for each share held by such stockholder as of the Record Date. The subscription price for each share purchased pursuant to the exercise of Rights was $0.10 per share.

On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares at a public offering price of $14.10 per share. The net proceeds of the follow-on offering were $100.6 million. Members of the Konstantakopoulos family purchased 750,000 shares in the offering.

On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares at a public offering price of $14.00 per share. The net proceeds of the follow-on offering were $93.5 million. Members of the Konstantakopoulos family purchased 700,000 shares in the offering.

Other Transactions

Konstantinos Konstantakopoulos acquired a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own two containerships comparable to three of our vessels and may acquire additional vessels, as well as a passive minority interest in a company owned by the family of Mr. Lemonidis and several other individual investors that expects to acquire one containership comparable to one of our vessels. Konstantinos Zacharatos acquired a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own three containerships comparable to three of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies will establish the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship management services to third party owners in order to capitalize on the ship management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

For a description of additional related party transactions, see Note 3 to our consolidated financial statements included elsewhere in this Form 20-F.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant stockholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.

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

Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share. We have subsequently paid dividends of $0.25 per share on May 12, 2011, $0.25 per share on August 9, 2011, $0.27 per share on November 7, 2011, $0.27 per share on February 8, 2012, $0.27 per share on May 9, 2012, $0.27 per share on August 7, 2012, $0.27 per share on November 6, 2012 and $0.27 per share on February 13, 2013. We intend to continue to pay our stockholders quarterly dividends of $0.27 per share, or $1.08 per share per year. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings, and cash flows and for debt repayment and dry-docking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this annual report, and dividends may be discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Set out below is a table showing the dividends and distributions paid in 2008, 2009, 2010, 2011 and 2012.

	Year ended December 31,
	2008	2009	2010	2011	2012	Total
	(Expressed in millions of U.S. dollars)
Dividends paid	$10.8	$30.2	$10.0	$61.5	$73.1	$185.6
Distributions paid	269.0	131.0	0.0	0.0	0.0	400.0

Total	$279.8	$161.2	$10.0	$61.5	$73.1	$585.6

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

	Price Range
	High	Low
2010	$14.46	$10.75
2011	18.11	11.39
2012	16.05	12.35
First Quarter 2011	17.40	14.33
Second Quarter 2011	18.11	16.30
Third Quarter 2011	17.68	12.31
Fourth Quarter 2011	14.31	11.39
First Quarter 2012	15.67	13.77
Second Quarter 2012	14.45	12.61
Third Quarter 2012	15.74	12.35
Fourth Quarter 2012	16.05	12.50
August 2012	13.17	12.35
September 2012	15.74	14.18
October 2012	16.05	13.33
November 2012	14.21	12.50
December 2012	14.32	13.51
January 2013	15.75	14.44
February 1, 2013 to February 28, 2013	15.45	14.62

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2012, 74,800,000 shares were issued and outstanding, and 100,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which, as of December 31, 2012, no shares were issued and outstanding. Of this blank check preferred stock, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”. All of our shares of stock are in registered form.

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

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

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

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

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

(a)

Management Agreement, dated November 3, 2010, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Group Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(b)

Form of Ship Management Agreement between Costamare Shipping Company S.A. and CIEL Ship management S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(c)

Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(d)

Restrictive Covenant Agreement, dated November 3, 2010, between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(e)

Stockholder Rights Agreement, dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(f)	Registration Rights Agreement, dated November 3, 2010, between Costamare Inc. and the Stockholders named therein. For a description of the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(g)

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

(k)

Loan Agreement dated January 14, 2011 for a loan facility of up to US$203,343,000 in twelve advances and a guarantee facility of up to US$28,856,781 between DnB NOR Bank ASA, The Export-Import Bank of China and China Everbright Bank, as lenders, and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)

Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark Licensing Agreement”.

(m)

Facility Agreement dated August 16, 2011 for a loan facility of up to US$229,200,000 in twelve advances between DnB NOR Bank ASA, ABN Amro Bank N.V., Bank of America N.A. and ING Bank as lenders and Quentin Shipping Co., Undine Shipping Co. and Sander Shipping Co., as joint and several borrowers, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(n)

Restrictive Covenant Agreement, dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(o)

Fourth Supplemental Agreement dated December 17, 2012 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(p)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(q)

Agreement Relating to Group Management Agreement and Shipmanagement Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013, please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

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

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. You are encouraged to consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common stock that may be applicable to you.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

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

Qualified dividend income is taxed at a preferential maximum rate of 15% through 2012. For taxable years beginning on or after January 1, 2013, qualified dividend income will be taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an extraordinary dividend on our common stock that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the preferential tax rates. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands. As of the date hereof, it is not possible to predict with certainty whether or in what form this proposed legislation will be enacted.

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

Unearned Income Medicare Contribution Tax

For taxable years beginning on or after January 1, 2013, each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock.

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

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2012 by approximately $3.2 million based upon our debt level during 2012.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2013	1.8
2014	2.3
2015	2.8
2016	2.5
2017	1.6

Interest Rate Swaps

In connection with certain of our credit facilities under which we pay a floating base rate of interest, we entered into interest rate swap agreements designed to decrease the fluctuation in our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 in order to designate these swaps, as of and after January 1, 2008, as hedging instruments, 27 of the 28 interest rate swaps to which we were a party as at December 31, 2011 and 27 of the 28 interest rate swaps to which we were a party as at December 31, 2012, qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to January 1, 2008, we recognized changes in the fair value of the interest rate swaps in current period earnings, as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2012.

(a) Interest rate swaps that meet the criteria for hedge accounting

Counterparty	Effective date		Termination date		Notional amount on effective date	Fixed rate (Costamare pays)		Floating rate (Costamare receives)	Fair value Dec. 31, 2012
	(Amounts in thousands of U.S. dollars)
UNICREDIT	30/6/2008		30/06/2015		$425,000	4.03	%p.a.	USD LIBOR 3M BBA	$(18,407)
UNICREDIT	30/6/2008		30/06/2015		75,000	4.03	%p.a.	USD LIBOR 3M BBA	(3,248)
HSH	30/9/2008		30/06/2015		100,000	4.09	%p.a.	USD LIBOR 3M BBA	(4,403)
COMMERZBANK	30/9/2008		30/06/2015		250,000	4.02	%p.a.	USD LIBOR 3M BBA	(10,775)
CREDIT AGRICOLE	16/5/2008		16/05/2014		75,000	3.88	%p.a.	USD LIBOR 6M BBA	(2,671)
CREDIT AGRICOLE	16/5/2008		16/05/2014		75,000	3.88	%p.a.	USD LIBOR 6M BBA	(2,671)
ALPHA BANK	17/6/2008		17/06/2013		73,000	3.57	%p.a.	USD LIBOR 6M BBA	(787)
ALPHA BANK	17/6/2008		17/06/2013		73,000	3.57	%p.a.	USD LIBOR 6M BBA	(787)
RBS	21/2/2007		21/02/2017		85,000	Zero cost Interest rate Collar*			(11,122)
HSBC	4/08/2008		5/08/2013		74,000	3.60	%p.a.	USD LIBOR 6M BBA	(1,592)
COMMERZBANK	30/6/2011		29/6/2018		50,000	3.45	%p.a.	USD LIBOR 3M BBA	(19,783)
UNICREDIT	30/9/2011		29/6/2018		20,000	4.05	%p.a.	USD LIBOR 3M BBA	(26,075)
HSH	28/9/2012		29/6/2018		40,000	3.60	%p.a.	USD LIBOR 3M BBA	(5,852)
CREDIT AGRICOLE	22/8/2011		22/8/2018		65,000	2.79	%p.a.	USD LIBOR 6M BBA	(5,087)
ING	31/01/2013	**	15/12/2020	**	133,700	3.51	%p.a.	USD LIBOR 6M BBA	(16,672)
DNB	15/1/2014	**	15/1/2021	**	67,781	2.94	%p.a.	USD LIBOR 3M BBA	(4,931)
DNB	15/2/2014	**	15/2/2021	**	67,781	2.99	%p.a.	USD LIBOR 3M BBA	(4,990)
DNB	15/3/2014	**	15/3/2021	**	67,781	3.03	%p.a.	USD LIBOR 3M BBA	(5,019)
DNB	20/2/2013	**	20/2/2020	**	30,000	2.39	%p.a.	USD LIBOR 3M BBA	(1,892)
DNB	30/4/2013	**	30/4/2020	**	30,000	2.49	%p.a.	USD LIBOR 3M BBA	(1,949)
DNB	30/6/2013	**	30/6/2020	**	30,000	2.58	%p.a.	USD LIBOR 3M BBA	(2,009)
ING	30/6/2013	**	30/6/2020	**	30,000	2.41	%p.a.	USD LIBOR 3M BBA	(1,751)
ING	20/2/2013	**	20/2/2020	**	30,000	2.24	%p.a.	USD LIBOR 3M BBA	(1,684)
ING	30/4/2013	**	30/4/2020	**	30,000	2.32	%p.a.	USD LIBOR 3M BBA	(1,703)
ABN	30/6/2013	**	30/6/2020	**	16,400	2.46	%p.a.	USD LIBOR 3M BBA	(1,050)
ABN	30/4/2013	**	30/4/2020	**	16,400	2.38	%p.a.	USD LIBOR 3M BBA	(1,030)
ABN	20/2/2013	**	20/2/2020	**	16,400	2.29	%p.a.	USD LIBOR 3M BBA	(1,006)

								Total fair value	$(158,946)

*

Notional amount $85.0 million amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

**	Assuming effective date occurs at the middle of the three-month window period.

(b) Interest rate swaps that do not meet the criteria for hedge accounting

As of both December 31, 2011 and 2012, we had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value are reflected in earnings. More specifically, notional amount $100.0 million non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping in September 2008 was a liability of $7.9 million (2008: liability of $11.5 million). At December 31, 2011, the fair value of this swap was a liability of $20.3 million resulting in a loss of $7.3 million which is included in “Gain / (loss) on derivative instruments” in the 2011 consolidated statement of income. At December 31, 2012, the fair value of this swap was a liability of $21.9 million resulting in a loss of $1.6 million which is included in “Gain / (loss) on derivative instruments” in the 2012 consolidated statement of income.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2012, approximately 34% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2012, the Company was engaged in 2 forward Euro/U.S. dollar contracts totaling $5.0 million at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals in 2013.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2012. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

In making its assessment of our internal control over financial reporting as of December 31, 2012, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2012, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which is incorporated by reference into Item 15.C below.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of two independent directors, Vagn Lehd Møller and Charlotte Stratos, who is the chairman of the committee. Our board of directors has determined that Charlotte Stratos, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://costamare.irwebpage.com/ethics.html.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Konstantinos Zacharatos, Secretary, Costamare Inc., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2012.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2011 and 2012.

The chart below sets forth the total amount billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services performed in 2011 and 2012 and breaks down these amounts by the category of service.

	2012	2011
Audit fees	€574,875	€675,000
Tax fees	€24,150	€0
Total fees	€599,025	€675,000

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2012 and for the review of the quarterly financial information, as well as in connection with the review of the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees in connection with the registration statement on Form F-3 filed with the SEC in January 2012, and with our follow-on public equity offerings completed in March and October 2012, amounted to €49,875 and are included in the 2012 total fees in the aforementioned table.

Tax fees

The full amount of tax fees in 2012 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the year ended December 31, 2012.

Audit-related fees

No audit-related fees were billed in 2011 and 2012.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or, in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 27, 2012 and October 19, 2012, the Company completed two follow-on public equity offerings. Konstantinos Konstantakopoulos, our chairman and chief executive officer and a principal stockholder, purchased shares in both offerings.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 2012	250,000	14.10	—	—
October 2012	233,333	14.00	—	—

Total	483,333	14.05	—	—

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-

controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

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

Amended NYSE Rules 303A.02 and 303A.05, which become operative in July 2013, contain new independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.

Audit Committee

Pursuant to NYSE Rule 303A.07, the New York Stock Exchange requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-33 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation

1.2	First Amended and Restated Bylaws

4.1	Form of Management Agreement between the Company and Costamare Shipping Company S.A.(1)

4.2	Form of Ship Management Agreement between Costamare Shipping Company S.A. and CIEL Shipmanagement S.A.(1)

4.3	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(1)

4.4	Form of Restrictive Covenant Agreement between the Company and Konstantinos Konstantakopoulos(1)

4.5	Form of Stockholders Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC(1)

4.6	Form of Registration Rights Agreement between the Company and the Stockholders Named Therein(1)

4.7	Form of Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A.(1)

4.8

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower(1)

4.9	First Supplemental Agreement dated April 23, 2010 in relation to the Facility Agreement(1)

4.10	Second Supplemental Agreement dated June 22, 2010 in relation to the Facility Agreement(1)

4.11	Third Supplemental Agreement dated September 6, 2011 in relation to the Facility Agreement(3)

4.12

Facility Agreement dated January 14, 2011 for (i) a loan facility of up to US$203,343,000 and (ii) a guarantee facility of up to US$28,856,781 among the lenders and financial institutions set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent, account bank, swap provider and co-arranger, The Export-Import Bank of China as co-arranger and issuing bank, and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers(2)

4.13

Facility Agreement dated August 16, 2011 for a loan facility of up to US$229,200,000 among the lenders and swap providers set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent and account bank, and Quentin Shipping Co., Undine Shipping Co. and Sander Shipping Co., as joint and several borrowers(3)

Exhibit No.	Description
4.14	Form of Restrictive Covenant Agreement between the Company and Konstantinos Zacharatos

4.15	Fourth Supplemental Agreement dated December 17, 2012 in relation to the Facility Agreement

4.16	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.

4.17	Agreement Relating to Group Management Agreement and Shipmanagement Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), filed with the SEC on November 1, 2010, and hereby incorporated by reference to such Registration Statement.

(2)

Previously filed as Exhibit 4.15 to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 22, 2011 and hereby incorporated by reference to such Annual Report.

(3)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on February 29, 2012 and hereby incorporated by reference to such Annual Report.

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

Dated: March 1, 2013

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), COSTAMARE INC.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). COSTAMARE INC.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, COSTAMARE INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 1, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

March 1, 2013

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2012
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,996	$267,321
Restricted cash	7,371	5,330
Receivables	2,150	2,237
Inventories (Note 5)	9,335	9,398
Due from related parties (Note 3)	3,585	2,616
Fair value of derivatives (Note 15 and 16)	—	165
Insurance claims receivable	3,076	1,454
Accrued charter revenue (Note 10)	13,428	5,100
Prepayments and other	1,910	1,862
Vessel held for sale (Note 7)	—	4,441

Total current assets	138,851	299,924

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	148,373	339,552
Vessels, net (Note 7)	1,618,887	1,582,345

Total fixed assets, net	1,767,260	1,921,897

NON CURRENT ASSETS:
Deferred charges, net (Note 8)	32,641	34,099
Restricted cash	38,707	41,992
Accrued charter revenue (Note 10)	5,086	13,422

Total assets	$1,982,545	$2,311,334

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$153,176	$162,169
Accounts payable	4,057	5,882
Accrued liabilities	13,455	9,292
Unearned revenue (Note 10)	6,901	5,595
Fair value of derivatives (Note 15 and 16)	46,481	55,701
Other current liabilities	2,519	10,772

Total current liabilities	226,589	249,411

NON CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 9)	1,290,244	1,399,720
Fair value of derivatives, net of current portion (Note 15 and 16)	125,194	125,110
Unearned revenue, net of current portion (Note 10)	10,532	16,641

Total non-current liabilities	1,425,970	1,541,471

COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS’ EQUITY:
Common stock (Note 12)	6	8
Additional paid-in capital (Note 12)	519,971	714,100
Accumulated deficit	(48,854)	(40,814)
Accumulated other comprehensive loss (Notes 15 and 17)	(141,137)	(152,842)

Total stockholders’ equity	329,986	520,452

Total liabilities and stockholders’ equity	$1,982,545	$2,311,334

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2010	2011	2012
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$353,151	$382,155	$386,155
EXPENSES:
Voyage expenses	(2,076)	(4,218)	(5,533)
Voyage expenses—related parties (Note 3)	(410)	(2,877)	(2,873)
Vessels’ operating expenses	(102,771)	(110,359)	(112,462)
Charter agreement early termination fee (Note 10)	(9,500)	—	—
General and administrative expenses	(1,065)	(3,958)	(3,045)
General and administrative expenses—related parties (Note 3)	(159)	(1,000)	(1,000)
Management fees—related parties (Note 3)	(11,256)	(15,349)	(15,171)
Amortization of dry-docking and special survey costs (Note 8)	(8,465)	(8,139)	(8,179)
Depreciation (Note 7)	(70,887)	(78,803)	(80,333)
Gain/(loss) on sale/disposal of vessels, net (Note 7)	9,588	13,077	(2,796)
Foreign exchange gains/(losses)	(273)	133	110

Operating income	155,877	170,662	154,873

OTHER INCOME (EXPENSES):
Interest income	1,449	477	1,495
Interest and finance costs (Note 13)	(71,949)	(75,441)	(74,734)
Other	306	603	(43)
Gain/(loss) on derivative instruments (Note 15)	(4,459)	(8,709)	(462)

Total other income (expenses)	(74,653)	(83,070)	(73,744)

Net Income	$81,224	$87,592	$81,129

Earnings per common share, basic and diluted (Note 12)	$1.65	$1.45	$1.20

Weighted average number of shares, basic and diluted	49,113,425	60,300,000	67,612,842

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2010	2011	2012
	(Expressed in thousands of U.S. dollars)
Net income for the year	$81,224	$87,592	$81,129

Other comprehensive income/(loss)
- Unrealized loss on cash flow hedges (Note 15)	(21,909)	(55,482)	(8,509)
- Unrealized gain on available for sale securities	(110)	—	—
- Reclassification adjustment for gain/(loss) on available for sale securities in net income	(228)	(8)	—
- Net settlements on interest rate swaps qualifying for cash flow hedge (Note 9)	—	(2,752)	(3,196)

Other comprehensive income/(loss) for the year	$(22,247)	$(58,242)	$(11,705)

Total comprehensive income for the year	$58,977	$29,350	$69,424

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2010, 2011 and 2012

	Common Stock		Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2010	1,880,000	$—	$372,034	$(60,648)	$(156,164)	$155,222
- Common stock issuance	45,120,000	5	2,395	—	—	2,400
- Initial public offering proceeds, net	13,300,000	1	145,542	—	—	145,543
- Net income	—	—	—	—	81,224	81,224
- Other comprehensive income/(loss)	—	—	—	(22,247)	—	(22,247)

BALANCE, December 31, 2010	60,300,000	$6	$519,971	$(82,895)	$(74,940)	$362,142
- Net income	—	—	—	—	87,592	87,592
- Dividends	—	—	—	—	(61,506)	(61,506)
- Other comprehensive income/(loss)	—	—	—	(58,242)	—	(58,242)

BALANCE, December 31, 2011	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	—	—	—	—	81,129	81,129
- Dividends	—	—	—	—	(73,089)	(73,089)
- Other comprehensive income/(loss)	—	—	—	(11,705)	—	(11,705)
- Follow-on offerings proceeds, net	14,500,000	2	194,800	—	—	194,802
- Follow-on offerings expenses	—		(671)	—	—	(671)

BALANCE, December 31, 2012	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2010	2011	2012
	(Expressed in thousands of U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income:	$81,224	$87,592	$81,129
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	70,887	78,803	80,333
Amortization and write off of financing costs	1,827	2,747	1,157
Amortization of deferred dry-docking and special survey	8,465	8,139	8,179
Amortization of unearned revenue	(650)	(650)	(431)
Net settlements on interest rate swaps qualifying for cash flow hedge	—	(2,752)	(3,196)
Loss/(gain) on derivative instruments	4,459	8,709	462
Loss/(gain) on sale/disposal of vessels, net	(9,588)	(13,077)	2,796
Loss/(gain) on sale of investments	(148)	8	—
Changes in operating assets and liabilities:
Receivables	(225)	1,210	(87)
Due from related parties	7,009	(2,288)	969
Inventories	1,945	199	(63)
Insurance claims receivable	(71)	(2,329)	1,622
Prepayments and other	(763)	518	48
Accounts payable	(4,694)	(71)	1,825
Due to related parties	(7,253)	—	—
Accrued liabilities	1,995	665	(1,162)
Unearned revenue	529	2,888	(901)
Other current liabilities	(701)	677	344
Dry-dockings	(12,705)	(6,122)	(11,171)
Accrued charter revenue	(13,596)	30,313	6,261

Net Cash provided by Operating Activities	127,946	195,179	168,114

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances for vessel acquisitions	(3,830)	(148,373)	(191,179)
Vessels acquisitions/Additions to vessel cost	(50,781)	(190,209)	(74,053)
Proceeds from sale of available for sale securities	8,030	6,082	—
Proceeds from the sale of vessels, net	22,731	48,742	28,723

Net Cash used in Investing Activities	(23,850)	(283,758)	(236,509)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of related expenses	148,827	—	—
Initial public offering costs	(3,284)	—	—
Stockholders’ contributions	2,400	—	—
Follow-on offering proceeds, net of related expenses	—	—	194,131
Proceeds from long-term debt	—	226,293	288,639
Repayment of long-term debt	(93,856)	(124,610)	(170,170)
Payment of financing costs	(3,256)	(9,233)	(547)
Dividends paid	(10,000)	(61,506)	(73,089)
(Increase) decrease in restricted cash	2,565	(4,143)	(1,244)

Net Cash provided by Financing Activities	43,396	26,801	237,720

Net increase/(decrease) in cash and cash equivalents	147,492	(61,778)	169,325
CASH AND CASH EQUIVALENTS at beginning of the year	12,282	159,774	97,996
CASH AND CASH EQUIVALENTS at end of the year	$159,774	$97,996	$267,321

SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest	$19,896	$20,783	$28,269

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Furthermore, on March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the United States Securities Act of 1933, as amended, and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At December 31, 2012, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate.

As of December 31, 2011 and 2012, the Company owned and operated a fleet of 46 and 47 container vessels, respectively, with a total carrying capacity of approximately 233,980 TEU and 239,498 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2012, Costamare had 84 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, out of which 47 operate vessels, 25 sold or disposed their vessels and became dormant, ten were established in 2010 and 2011 to be used for the acquisition of ten newbuild vessels (Note 6) and two were established to be used for future vessel acquisitions.

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

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation,” (formerly Accounting Research Bulletin (“ARB”) No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest.

Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

of a VIE in its consolidated financial statements. As of December 31, 2011 and 2012, no such interest existed.

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

(c) Comprehensive Income/(Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

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

(g) Receivables: The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2011 and 2012.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

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

As of December 31, 2011 and 2012, the Company concluded that, as conditions in the worldwide shipping industry remain highly volatile, indicators existed which triggered the existence of potential impairment of its long-lived assets. These indicators included deterioration in the spot market, vessels’ market values and the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to their respective carrying value. The Company’s strategy is mainly to charter its vessels under long-term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. To the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 2.81% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 3.51% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012, as provided under the Company’s management agreements, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 25 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $0.150 to $0.250 per light weight ton in accordance with our vessels’ depreciation policy.

The Company’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2011 and 2012, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2010, 2011 or 2012.

(n) Reporting Assets held-for-sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2011 and 2012, no vessels and one vessel, respectively, were classified as held-for-sale.

(o) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written off to the income statement.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

(q) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

(r) Voyage Revenues: Voyage revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the sea passage for the next fixed cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non- cancelable charter agreement between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated, as well as revenue recognized based on the average hire rate as derived from the entire duration of the charter party, rather than being recognized on the per year hire rates provided in the charter party when the daily hire rate decreases over time.

Revenues for 2010, 2011 and 2012, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2010	2011	2012
A	19%	18%	24%
B	37%	34%	33%
C	19%	16%	17%
D	10%	10%	10%

Total	85%	78%	84%

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

(u) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

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

(v) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2012.

(w) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines, and provides guidance as to the measurement of, fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 15 and 16).

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(x) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(y) New accounting pronouncements: ASU 2013-02: In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in this update are effective for reporting periods beginning after December 15, 2012. Earlier application is permitted. The provisions of this ASU are not expected to have a material impact on the Company’s consolidated financial statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the provision of officers (with effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate). Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) and CIEL Shipmanagement S.A. (“CIEL”), which are also controlled by Mr. Konstantakopoulos, or, in certain cases, a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

daily fee for each containership. (We refer to Costamare Shipping, CIEL and Shanghai Costamare as our “affiliated managers”.) With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives a daily fee of $0.850 for each containership that is subject to any charter other than a bareboat charter ($0.700 prior to November 4, 2010) and $0.425 in the case of a containership subject to a bareboat charter, prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel. The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership is fixed until December 31, 2012, and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by the Manager in 2010, 2011 and 2012 amounted to $8,902, $12,038 and $12,208, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $2,873 for the year ended December 31, 2012 ($2,877 for the year ended December 31, 2011 and $410 for the period from November 4, 2010 up to December 31, 2010), representing a fee of 0.75% on all gross revenues, as provided in the management agreements, which is included in Voyage expenses-related parties in the accompanying 2010, 2011 and 2012 consolidated statements of income, (ii) $1,000 for the services of the Company’s officers in aggregate which is included in General and administrative expenses—related parties in the accompanying consolidated statements of income for the year ended December 31, 2012 ($1,000 for the year ended December 31, 2011 and $159 for the period from November 4, 2010 up to December 31, 2010) and (iii) $3,500 supervising fees for the ten newbuild vessels ($350 per vessel) which is included in Advances for vessels acquisition in the 2012 accompanying Balance Sheet.

The balance due from the Manager at December 31, 2011 and 2012 amounted to $2,568 and $1,561, respectively, which are included in Due from related parties in the accompanying 2011 and 2012 consolidated balance sheets.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012 Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL is not part of the consolidated group of the Company but is an affiliated manager. CIEL provides the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel ($0.600 in 2011). CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU. As of December 31, 2012, CIEL provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to twelve (twelve at December 31,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

2011) of the Company’s containerships. Management fees charged by CIEL in 2010, 2011 and 2012 amounted to $2,314, $3,311 and $2,963, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In 2010, following the sale of the vessels MSC Germany and MSC Mexico, CIEL charged $40 ($20 per vessel) which are included in Management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2011 and 2012, amounted to $1,017 and $1,055, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. As described below, the Cell operated by V.Ships Greece Ltd. is expected to replace CIEL as sub-manager of certain of our vessels in April 2013 (Note 18(e)).

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s Chief Executive Officer. Shanghai Costamare is a company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is a affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of December 31, 2012, Shanghai Costamare provided such services to nine (nine as of December 31, 2011) of the Company’s containerships. The balance due from/ to Shanghai Costamare at both December 31, 2011 and 2012, was $0.

4. Investments:

As at December 31, 2010, the Company held at fair value one Province of Ontario bond amounting to $6,080 upon maturity of which, on February 22, 2011, the Company collected the amount of $6,082 and the amount of $8 was transferred to Interest income from Other Comprehensive Income in the accompanying 2011 consolidated statement of income.

5. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Bunkers	—	268
Lubricants	7,448	7,448
Spare parts	1,887	1,682

Total	9,335	9,398

6. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between November 2013 and February 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. These two newbuild vessels are scheduled to be delivered to the Company by March 2013. The Company

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed with respect to the three 9,403 TEU vessels discussed in the preceding paragraph.

On April 20, 2011, the Company, through its five wholly-owned subsidiaries Undine Shipping Co., Terance Shipping Co., Quentin Shipping Co., Raymond Shipping Co. and Sander Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels, each of approximately 8,827 TEU capacity. The five newbuild vessels are scheduled for delivery in the second and third quarter of 2013 and the Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010, for the three approximately 9,403 TEU vessels discussed above.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their delivery, of which $324,329 was paid up to December 31, 2012 ($143,131 during the year ended December 31, 2011 and $181,198 during the year ended December 31, 2012).

The amount of $148,373 and $339,552 separately reflected in the accompanying 2011 and 2012 consolidated balance sheets, respectively, include amounts paid to the shipyards and other costs, as analyzed below:

	2011	2012
Pre-delivery installments	143,131	324,329
Capitalized interest and finance costs	2,773	8,053
Other capitalized costs	2,469	7,170

Total	148,373	339,552

7. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2010	2,037,774	(572,130)	1,465,644
- Depreciation	—	(70,887)	(70,887)
- Vessel acquisitions and other vessels’ cost	146,246	—	146,246
- Disposals	(35,160)	25,767	(9,393)

Balance, December 31, 2010	2,148,860	(617,250)	1,531,610
- Depreciation	—	(78,803)	(78,803)
- Vessel acquisitions and other vessels’ cost	194,040	—	194,040
- Disposals	(44,792)	16,832	(27,960)

Balance, December 31, 2011	2,298,108	(679,221)	1,618,887
- Depreciation	—	(80,333)	(80,333)
- Transfer to assets held for sale	(25,000)	20,697	(4,303)
- Vessel acquisitions and other vessels’ cost	74,053	—	74,053
- Disposals	(43,125)	17,166	(25,959)

Balance, December 31, 2012	2,304,036	(721,691)	1,582,345

During the year ended December 31, 2010, the Company sold for scrap the container vessels MSC Germany, MSC Toba, MSC Mexico and MSC Sicily at an aggregate net gain of $9,588 which is included in Gain / (loss) on sale/ disposal of vessels, net in the accompanying 2010 consolidated statement of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

On May 6, 2010, the Company took delivery from the shipyard of the newbuilding container vessel Navarino at a total cost of $122,230.

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

On December 2, 2010, the Company contracted to acquire the 2,020 TEU secondhand containership MSC Pylos built in 1991 at a purchase price of $7,450, of which $750 was advanced to the sellers as of December 31, 2010. The containership was delivered to the Company on January 7, 2011.

On December 8, 2010, the Company contracted to acquire the 1,162 TEU secondhand containership Zagora, built in 1995 at a purchase price of $8,287, of which $830 was advanced to the sellers as of December 31, 2010. The containership was delivered to the Company on January 28, 2011.

During the year ended December 31, 2011, the Company acquired the secondhand containerships Prosper, MSC Reunion, MSC Sierra II, MSC Namibia II, MSC Romanos and MSC Methoni at an aggregate cost of $154,826.

During the year ended December 31, 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra, MSC Sudan, MSC Fado, MSC Tuscany and Garden while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011. From the sale of these six vessels and the CTL of Rena, the Company received in aggregate $48,742 and recognized an aggregate gain of $13,077 (including the effect of a provision recorded for potential costs associated with the grounding of Rena), which is included in Gain / (loss) on sale/disposal of vessels, net in the accompanying 2011 consolidated statement of income.

During the year ended December 31, 2012, the Company acquired five secondhand containerships, MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini at an aggregate price of $73,000.

During the year ended December 31, 2012, the Company sold for scrap the container vessels Gather, Gifted, Genius I and Horizon at an aggregate price of $22,110 and recognized a net loss of $2,796 (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of Rena), which is separately reflected in Gain / (loss) on sale/disposal of vessels, net in the accompanying 2012 consolidated statement of income.

On December 3, 2012, the Company contracted to sell for scrap vessel MSC Washington at a sale price of $8,154. The vessel was delivered to her scrap buyers on January 2, 2013. As of December 31, 2012, the Company had received the total sale price from the scrap buyers amounting to $7,909, net of expenses related to the sale, which is included in Other current liabilities in the 2012 consolidated balance sheet. The Company classified the vessel as “held for sale” in the accompanying December 31, 2012, consolidated balance sheet, as all criteria required for the classification as “held for sale” were met. The sale is expected to result in a gain of approximately $3.2 million, which will be included in the net income in the period the vessel was delivered to her scrap buyers (Note 18(c)). Vessels held for sale are stated at the lower of their carrying value or fair value less costs to sell, or whereas fair value was determined by the Memorandum of Agreement MOA prices (Level 1).

As of December 31, 2012, one of the Company’s vessels, having total carrying value of $4,751 was fully depreciated.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

Forty-one of the Company’s vessels, having a total carrying value of $1,449,548 as of December 31, 2012, have been provided as collateral to secure the long-term debt discussed in Note 9.

8. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, January 1, 2010	4,008	23,511	27,519
- Additions	3,256	12,705	15,961
- Amortization	(1,827)	(8,465)	(10,292)
- Write-off	—	(2,321)	(2,321)

Balance, December 31, 2010	5,437	25,430	30,867
- Additions	9,233	6,122	15,355
- Amortization	(2,747)	(8,139)	(10,886)
- Write-off	—	(2,695)	(2,695)

Balance, December 31, 2011	11,923	20,718	32,641
- Additions	547	11,171	11,718
- Amortization	(1,143)	(8,179)	(9,322)
- Write-off	(14)	(786)	(800)
- Transfer to assets held for sale	—	(138)	(138)

Balance, December 31, 2012	11,313	22,786	34,099

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 9. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During 2010, 2011 and 2012, twelve, eight and nine vessels, respectively, underwent their special survey.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)			2011	2012
1.	Credit Facility		857,055	767,164

2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	118,500	109,500
	2.	Mas Shipping Co.	62,250	54,750
	3.	Montes Shipping Co. and Kelsen Shipping Co.	114,000	102,000
	4.	Marathos Shipping Inc.	5,700	—
	5.	Capetanissa Maritime Corporation	65,000	60,000
	6.	Rena Maritime Corporation	62,500	57,500
	7.	Bullow Investments Inc.	3,500	—
	8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co	10,437	—
	9.	Costamare Inc.	79,538	103,986
	10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	—	32,199
	11.	Costamare Inc.	26,740	53,480
	12.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	22,920	61,120
	13.	Raymond Shipping Co. and Terance Shipping Co.	15,280	45,840
	14.	Costamare Inc.	—	114,350

			586,365	794,725

		Total	1,443,420	1,561,889
		Less-current portion	(153,176)	(162,169)

		Long-term portion	1,290,244	1,399,720

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the Facility. On April 4, 2011, the Company, following the sale of vessel MSC Namibia, repaid $6,610 of the Facility. Furthermore, on April 11, 2011, the Company drew down the amount of $80,852 under the Facility, which equaled the undrawn balance of the Facility as of that date of $74,242 and the amount of $6,610 discussed above.

The outstanding balance of the Facility as of December 31, 2012, is repayable in 22 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $272,758 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011, (i) the Security Requirement ratio was reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $2,995) was paid

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

upfront upon execution of the supplemental agreement and is included in Deferred charges, net and was amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, on December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company subsidiaries guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels.

The Facility, as of December 31, 2012, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and certain of the term loans described under Note 9.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000. The Company’s other term loans described under Note 9.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at December 31, 2012, the outstanding balance of the loan of $109,500 is repayable in 11 equal semi-annual installments of $4,500, each from May 2013 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2012, the outstanding balance of the loan of $54,750 is repayable in 11 variable semi-annual installments from February 2013 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2012, the outstanding balance of the loan of $102,000 is repayable in 10 equal semi-annual installments of $6,000 each from June 2013 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel MSC Mandraki (ex. Maersk Mandraki). The loan was repaid on November 16, 2012.

5. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2012, the outstanding balance of the loan of $60,000 is repayable in 12 equal semi-annual installments of $2,500 each from February 2013 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

6. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2012, the outstanding balance of the loan of $57,500 is repayable in 11 equal semi-annual installments of $2,500 each from February 2013 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel MSC Mykonos (ex. Maersk Mykonos). The loan was repaid on November 16, 2012.

8. In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius I and Gifted. Following the sale of Garden in December 2011, the Company repaid the amount of $2,921 and following the sale of Gather (Note 7) in March 2012, the Company repaid the amount of $3,479. In May 2012 the Company repaid the remaining balance of the loan, amounting to $6,958, following the sale of Gifted and Genius I (Note 7).

9. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of December 31, 2012, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, Koroni and Kyparissia respectively. As at December 31, 2012, the outstanding balance of the tranche (a) of the loan of $33,687.5 is repayable in 27 quarterly installments of $962.5 from February 2013 to July 2019 and a balloon payment of $7,700 payable together with the last installment. As at December 31, 2012, the outstanding balance of the tranche (b) of the loan of $37,800 is repayable in 28 quarterly installments of $1,050 from January 2013 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at December 31, 2012, the outstanding balance of the tranche (c) of the loan of $19,425 is repayable in 29 quarterly installments of $525 from February 2013 to January 2020 and a balloon payment of $4,200 payable together with the last installment. As at December 31, 2012, the outstanding balance of the tranche (d) of the loan of $6,536.5 is repayable in 10 quarterly installments of $466.9 from February 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment. As at December 31, 2012, the outstanding balance of the tranche (e) of the loan of $6,536.5 is repayable in 10 quarterly installments of $466.9 from February 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment.

10. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of December 31, 2012, the Company has drawn the amount of $32,199, in aggregate, in order to partly refinance the second pre-delivery installment of hulls H1068A, H1069A and H1070A.

11. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a consortium of banks, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 6). The credit facility is repayable in 16 consecutive quarterly installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011 and a final

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of hulls S4010 and S4011. Furthermore, during the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of hulls S4010 and S4011.

12. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of hulls S4020, S4022 and S4024 (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,273.3 per tranche each and a final (twenty- eighth) installment of $42,021 per tranche. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of hulls S4020, S4022 and S4024. In April 2012 and May 2012, the Company drew down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second pre-delivery installments of hulls S4020 and S4022. In August 2012, the Company drew down the amount of $15,280 in order to partly finance the second and the third pre-delivery installments of hulls S4024 and S4020, respectively. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4022.

13. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 for the financing part of the construction and acquisition cost of hulls S4021 and S4023 (Note 6). The drawdown of the facility will be made in two tranches, one for each hull. The credit facility is repayable in 28 consecutive quarterly installments, the first twenty-seven (1-27) in the amount of $1,364.3 per tranche each and a final (twenty-eighth) installment of $39,563.9 per tranche. On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of hulls S4021 and S4023. In April 2012, the Company drew down the amount of $7,640 in order to partly finance the second pre-delivery installment of hull S4021. In July 2012 and September 2012, the Company drew-down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second and the third pre-delivery installments of hulls S4023 and S4021. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4023.

14. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement, for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck (Note 7). The Company drew down the amount of $11,300 in August 2012 upon the delivery of the vessel Stadt Luebeck. As at December 31, 2012, the outstanding balance of $114,350 is repayable in 24 quarterly variable consecutive installments from March 2013 to December 2018 and a balloon payment of $47,850 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

The annual principal payments required to be made after December 31, 2012, are as follows:

Year ending December 31,	Amount
2013	162,169
2014	209,541
2015	210,319
2016	185,248
2017	219,392
2018 and thereafter	575,220

1,561,889

The interest rates of Costamare’s long-term debt at December 31, 2010, 2011 and 2012, were in the range of 1.31%–6.75%, 1.21%–6.75% and 2.71%–6.75%, respectively. The weighted average interest rate as at December 31, 2010, 2011 and 2012, was 4.59%, 4.8% and 4.4%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 15) for 2010, 2011 and 2012, amounted to $71,323, $73,597 and $76,831, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2010, $1,616 was capitalized in Vessels, net. Of the above amount incurred in 2011, $5,525 was capitalized and is included in (a) Advances for vessel acquisitions ($2,773) and (b) the statement of comprehensive income/(loss) ($2,752), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the 2011 consolidated balance sheet. Of the above amount incurred in 2012, $8,476 was capitalized and is included in (a) Advances for vessel acquisitions ($5,280) and (b) the statement of comprehensive income / (loss) ($3,196), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the accompanying 2012 consolidated balance sheet.

10. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2011 and 2012, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2011, the net accrued charter revenue totaling to $6,549 is comprised of $13,428, separately reflected in Current assets, $5,086 separately reflected in Non- current assets and $11,965 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying December 31, 2011 consolidated balance sheet. As at December 31, 2012, the net accrued charter revenue totaling to $288 is comprised of $5,100, separately reflected in Current assets, $13,422 separately reflected in Non-current assets, and $18,234 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying December 31, 2012 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year is as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

Year ending December 31,	Amount
2013	3,507
2014	6,937
2015	(1,661)
2016	(6,898)
2017	(1,613)
2018	16

288

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2011 and 2012, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of vessels in 2007, with charter parties assumed at values below their fair market value at the date of delivery of the vessels.

	2011	2012
Hires collected in advance	4,903	4,002
Charter revenue resulting from varying charter rates	11,965	18,234
Unamortized balance of charters assumed	565	—

Total	17,433	22,236
Less current portion	(6,901)	(5,595)

Non-current portion	10,532	16,641

11. Commitments and Contingencies:

(a) Long-term time charters: As at December 31, 2012, the Company has entered into time charter arrangements on all of its vessels in operation, including the ten hulls under construction, with the exception of vessel Prosper, with international liner operators. These arrangements as at December 31, 2012, have remaining terms of up to 132 months (including the time charter agreements for vessels under construction as at December 31, 2012). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2013	421,504
2014	461,839
2015	440,646
2016	417,343
2017	371,818
2018 and thereafter	610,739

2,723,889

(b) As at December 31, 2012, as further disclosed in Note 6, the Company has entered into ten shipbuilding contracts for the construction and acquisition of ten newbuild vessels. The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their delivery,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

of which $143,131 was paid during the year ended December 31, 2011, and $181,198 was paid during the year ended December 31, 2012. The remaining balance as of December 31, 2012 of $629,411 is payable as follows:

Year ending December 31,	Amount
2013	610,395
2014	19,016

629,411

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

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

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

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,500,000 shares

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the United States Securities Act of 1933, as amended. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the follow-on offerings in March 2012 and October 2012 and the net proceeds obtained for those shares.

(c) Dividends paid: During the year ended December 31, 2011, the Company declared and paid, to its common stockholders, (i) the amount of $15,075 or $0.25 per common share for the fourth quarter of 2010 and (ii) the amount of $15,075 or $0.25 per common share for the first quarter of 2011, (iii) the amount of $15,075 or $0.25 per common share for the second quarter of 2011 and (iv) the amount of $16,281 or $0.27 per common share for the third quarter of 2011. During the year ended December 31, 2012, the Company declared and paid, to its common stockholders, (i) the amount of $16,281 or $0.27 per common share for the fourth quarter of 2011 and (ii) the amount of $18,306 or $0.27 per common share for the first quarter of 2012, (iii) the amount of $18,306 or $0.27 per common share for the second quarter of 2012 and (iv) the amount of $20,196 or $0.27 per common share for the third quarter of 2012.

13. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2010	2011	2012
Interest expense	19,484	21,218	28,485
Interest capitalized	(1,616)	(5,525)	(8,476)
Swap effect	51,839	52,379	48,346
Amortization and write-off of financing costs	1,827	2,747	1,157
Commitment fees	188	4,369	4,921
Bank charges and other	227	253	301

	71,949	75,441	74,734

14. Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns, with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

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

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

The interest rate swap agreements designed as hedging instruments, as of December 31, 2011 and 2012, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)		Floating rate (Costamare receives)	Fair value Dec. 31, 2011	Fair value Dec. 31, 2012
30/6/2008	30/6/2015	425,000	4.03	%p.a.	USD LIBOR 3M BBA	(27,494)	(18,407)
30/6/2008	30/6/2015	75,000	4.03	%p.a.	USD LIBOR 3M BBA	(4,852)	(3,248)
30/9/2008	30/6/2015	100,000	4.09	%p.a.	USD LIBOR 3M BBA	(6,594)	(4,403)
30/9/2008	30/6/2015	250,000	4.02	%p.a.	USD LIBOR 3M BBA	(16,051)	(10,775)
16/5/2008	16/5/2014	75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,075)	(2,671)
16/5/2008	16/5/2014	75,000	3.88	%p.a.	USD LIBOR 6M BBA	(4,075)	(2,671)
17/6/2008	17/6/2013	73,000	3.57	%p.a.	USD LIBOR 6M BBA	(2,288)	(787)
17/6/2008	17/6/2013	73,000	3.57	%p.a.	USD LIBOR 6M BBA	(2,288)	(787)
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar*			(12,268)	(11,122)
4/8/2008	5/8/2013	74,000	3.60	%p.a.	USD LIBOR 6M BBA	(3,226)	(1,592)
30/6/2011	29/6/2018	50,000	3.45	%p.a.	USD LIBOR 3M BBA	(15,478)	(19,783)
30/9/2011	29/6/2018	20,000	4.05	%p.a.	USD LIBOR 3M BBA	(19,031)	(26,075)
28/9/2012	29/6/2018	40,000	3.60	%p.a.	USD LIBOR 3M BBA	(4,396)	(5,852)
22/8/2011	22/8/2018	65,000	2.79	%p.a.	USD LIBOR 6M BBA	(4,297)	(5,087)
31/01/2013	15/12/2020	133,700	3.51	%p.a.	USD LIBOR 6M BBA	(11,088)	(16,672)
15/1/2014	15/1/2021	67,781	2.94	%p.a.	USD LIBOR 3M BBA	(2,461)	(4,931)
15/2/2014	15/2/2021	67,781	2.99	%p.a.	USD LIBOR 3M BBA	(2,524)	(4,990)
15/3/2014	15/3/2021	67,781	3.03	%p.a.	USD LIBOR 3M BBA	(2,558)	(5,019)
20/2/2013	20/2/2020	30,000	2.39	%p.a.	USD LIBOR 3M BBA	(770)	(1,892)
30/4/2013	30/4/2020	30,000	2.49	%p.a.	USD LIBOR 3M BBA	(818)	(1,949)
30/6/2013	30/6/2020	30,000	2.58	%p.a.	USD LIBOR 3M BBA	(867)	(2,009)
30/6/2013	30/6/2020	30,000	2.41	%p.a.	USD LIBOR 3M BBA	(611)	(1,751)
20/2/2013	20/2/2020	30,000	2.24	%p.a.	USD LIBOR 3M BBA	(541)	(1,684)
30/4/2013	30/4/2020	30,000	2.32	%p.a.	USD LIBOR 3M BBA	(562)	(1,703)
30/6/2013	30/6/2020	16,400	2.46	%p.a.	USD LIBOR 3M BBA	(429)	(1,050)
30/4/2013	30/4/2020	16,400	2.38	%p.a.	USD LIBOR 3M BBA	(409)	(1,030)
20/2/2013	20/2/2020	16,400	2.29	%p.a	USD LIBOR 3M BBA	(386)	(1,006)

					Total fair value	(150,437)	(158,946)

*

Notional amount $85,000 amortizing zero-cost collar (2.23%–6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 9 and the term loans discussed in Note 9.2.1, 9.2.2, 9.2.3, 9.2.5, 9.2.6, 9.2.10, 9.2.11 and 9.2.12.

In the three years ended December 31, 2010, 2011 and 2012, the realized ineffectiveness of the interest rate swaps discussed under (a) above was $0.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2011 and 2012, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

is reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37%–6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2011 and 2012, the fair value of this swap was a liability of $20,254 and $21,865, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

(c) Foreign currency agreements: As of December 31, 2012, the Company was engaged in two Euro/U.S. dollar contracts totaling $5,000 at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

As of December 31, 2011, the Company was engaged in sixteen Euro/U.S. dollar contracts totaling $25,000 at an average forward rate of Euro/U.S. dollar 1.3422 expiring in monthly intervals in 2012.

As of December 31, 2010, the Company was engaged in sixteen Euro/U.S. dollar contracts totaling $36,000 at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

The total change of forward contracts fair value for the year ended December 31, 2012, was a gain of $1,149, for the year ended December 31, 2011, was a loss of $1,442 and for the year ended December 31, 2010 was a gain of $414 and are included in Gain / (loss) on derivative instruments in the accompanying consolidated statements of income.

	The Effect of Derivative Instruments for the years ended December 31, 2010, 2011 and 2012

	Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2010	2011	2012		2010	2011	2012
Interest rate swaps	(21,909)	(55,482)	(8,509)	Gain / (loss) on derivative instruments	—	—	—

Total	(21,909)	(55,482)	(8,509)		—	—	—

Derivatives Not Designated as Hedging Instruments under ASC 815

	Location of Gain (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2010	2011	2012
Interest rate swaps	Gain / (loss) on derivative instruments	(4,873)	(7,267)	(1,611)
Forward contracts	Gain / (loss) on derivative instruments	414	(1,442)	1,149

Total		(4,459)	(8,709)	(462)

16. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 9.

(b) Concentration of credit risk: Financial instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

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

The fair value of the interest rate swap agreements discussed in Note 15(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2011 and 2012, the fair value of these interest rate swaps in aggregate amounted to a liability of $170,691 and $180,811, respectively.

The fair market value of the forward contracts discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as at December 31, 2011 and 2012 amounted to a liability of $984 and an asset of $165, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(984)	—	(984)	—
Interest rate swaps—liability position	(170,691)	—	(170,691)	—

Total	(171,675)	—	(171,675)	—

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	165	—	165	—
Interest rate swaps—liability position	(180,811)	—	(180,811)	—

Total	(180,646)	—	(180,646)	—

17. Comprehensive Income/(Loss):

In 2010, other comprehensive income/(loss) decreased with losses of $22,247 relating to the change of the fair value of derivatives that qualify for hedge accounting and the fair value of bonds. In 2011, other comprehensive income/(loss) decreased with losses of $58,242 relating to the change of the fair value of derivatives that qualify for hedge accounting and net settlements on interest rate swaps qualifying for cash flow hedge. In 2012, other comprehensive income/(loss) decreased with

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the year ended December 31, 2012
(Expressed in thousands of U.S. dollars, except share and per share data)

losses of $11,705 relating to the change of the fair value of derivatives that qualify for hedge accounting and net settlements on interest rate swaps qualifying for cash flow hedge. As at December 31, 2010, 2011 and 2012, comprehensive income/(loss) amounted to $58,977, $29,350 and $69,424, respectively.

18. Subsequent Events:

(a) Declaration and payment of Dividends: In January 2013, the Company declared a dividend for the fourth quarter ended December 31, 2012 of $20,196 or $0.27 per share paid on February 13, 2013, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 30, 2013.

(b) Loan draw-down: On January 25, 2013, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of hull S4024 (Note 9.2.12).

(c) Vessel sale: On January 2, 2013, vessel MSC Washington was delivered to her scrap buyers (Note 7).

(d) Vessel acquisition: On January 15, 2013, the Company agreed to purchase the secondhand vessel Venetiko (ex. Ace Ireland) through a wholly-owned subsidiary incorporated in the Republic of Liberia, at a price of $22,200. The vessel was delivered to the Company on January 30, 2013.

(e) V-Ships: On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd., pursuant to which the two companies will establish a ship management cell (the “Cell”) under V.Ships Greece Ltd. In April 2013, the Cell is expected to commence providing technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services, to initially about 22 Costamare Inc. container vessels, including all container vessels currently managed by CIEL, pursuant to separate management agreements to be entered into between Costamare Shipping and V.Ships Greece Ltd., for a daily management fee payable by Costamare Shipping to V.Ships Greece Ltd. Costamare Shipping will remain the head manager for all vessels owned by the Company. The Cell will also offer ship management services to third-party owners and the net profits from the operation of the Cell will be split equally between V.Ships Greece Ltd. and Costamare Shipping. Costamare Shipping has agreed to pass to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement.