Form 20-F
period 2013-12-31
Costamare Inc.
filed 2014-02-21
CIK 1503584

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COSTAMARE INC.

(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

60 Zephyrou Street &
Syngrou Avenue
17564 Athens Greece
(Address of principal executive offices)

Anastassios Gabrielides, Secretary
60 Zephyrou Street &
Syngrou Avenue
17564 Athens Greece

Greece Telephone: +30-210-949-0050 Facsimile: +30-210-949-6454
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange
Series B Preferred Shares, $0.0001 par value per share	New York Stock Exchange
Series C Preferred Shares, $0.0001 par value per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

74,800,000 shares of Common Stock

2,000,000 Series B Preferred Shares, $0.0001 par value per share

4,000,000 Series C Preferred Shares, $0.0001 par value per share

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
Yes ☐          No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to:

•	“Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this prospectus supplement in reference to the common stock, 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) or 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock” and, together with the Series B Preferred Stock, the “Preferred Stock”), they refer specifically to Costamare Inc.;

•	currency amounts in this prospectus supplement and the accompanying prospectus are in U.S. dollars; and

•	all data regarding our fleet and the terms of our charters is as of February 17, 2014; twelve of our 67 containerships, including nine newbuilds, have been acquired pursuant to the Framework Deed (the “Framework Agreement”) between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), by vessel-owning joint venture entities in which we hold a minority equity interest (any such jointly-owned vessels, “Joint Venture vessels”).

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our continued ability to enter into time charters with our customers, including the re-chartering of vessels upon the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our contracted revenue;

•	future operating or financial results and future revenues and expenses;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as our ability to refinance indebtedness;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the financial health of our counterparties, both to our time charters and our credit facilities, and the ability of such counterparties to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our expectations about availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and deliver new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;
ii

•	availability of key employees and crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare Inc. for each of the five years in the five-year period ended December 31, 2013. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets at December 31, 2012 and 2013, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$399,939	$353,151	$382,155	$386,155	$414,249
Expenses:
Voyage expenses	3,075	2,076	4,218	5,533	3,484
Voyage expenses—related parties	—	410	2,877	2,873	3,139
Charter agreement early termination fee	—	9,500	—	—	—
Vessels’ operating expenses	114,515	102,771	110,359	112,462	115,998
General and administrative expenses	1,716	1,224	4,958	4,045	8,517
Management fees—related parties	12,231	11,256	15,349	15,171	16,580
Amortization of dry-docking and special survey costs	7,986	8,465	8,139	8,179	8,084
Depreciation	71,148	70,887	78,803	80,333	89,958
(Gain) / Loss on sale of vessels, net	(2,854)	(9,588)	(13,077)	2,796	(518)
Foreign exchange (gains) / losses, net	535	273	(133)	(110)	(8)
Operating income	$191,587	$155,877	$170,662	$154,873	$169,015
Other Income / (expenses):
Interest income	$2,672	$1,449	$477	$1,495	$543
Interest and finance costs	(86,817)	(71,949)	(75,441)	(74,734)	(74,533)
Equity in net earnings of investments	—	—	—	—	692
Other, net	3,892	306	603	(43)	822
Gain / (Loss) on derivative instruments, net	5,595	(4,459)	(8,709)	(462)	6,548
Total other income (expenses)	$(74,658)	$(74,653)	$(83,070)	$(73,744)	$(65,928)
Net Income	$116,929	$81,224	$87,592	$81,129	$103,087
Earnings allocated to Preferred Stock	—	—	—	—	(1,536)
Net income available to Common Stockholders	$116,929	$81,224	$87,592	$81,129	$101,551
Earnings per common share, basic and diluted	$2.49	$1.65	$1.45	$1.20	$1.36
Weighted average number of shares, basic and diluted	47,000,000	49,113,425	60,300,000	67,612,842	74,800,000
1

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(Expressed in thousands of U.S. dollars, except for share, per share and ratio data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$161,893	$127,946	$195,179	$168,114	$186,681
Net cash (used in) / provided by investing activities	12,811	(23,850)	(283,758)	(236,509)	(621,056)
Net cash (used in) / provided by financing activities	(252,684)	43,396	26,801	237,720	260,433
Net increase / (decrease) in cash and cash equivalents	(77,980)	147,492	(61,778)	169,325	(173,942)
Dividends and distributions paid	(161,230)	(10,000)	(61,506)	(73,089)	(81,515)
Ratio of earnings to fixed charges(1)	2.41	2.18	2.16	2.00	2.19
Ratio of earnings to fixed charges and preferred stock dividends(1)	2.41	2.18	2.16	2.00	2.14
BALANCE SHEET DATA (at year end)
Total current assets	$48,305	$211,212	$138,851	$299,924	$136,563
Total assets	1,710,300	1,828,782	1,982,545	2,311,334	2,685,842
Total current liabilities	183,271	184,788	226,589	249,411	294,980
Total long-term debt, including current portion	1,435,593	1,341,737	1,443,420	1,561,889	1,867,576
Total stockholders’ equity	155,222	362,142	329,986	520,452	656,949

	Average for the Year Ended December 31,
	2009	2010	2011	2012	2013
FLEET DATA
Number of vessels	47.3	42.4	47.8	46.8	49.6
TEU capacity	218,733	211,185	231,990	237,975	263,899

(1)	For purposes of calculating these ratios:

•	“earnings” consist of pre-tax income from continuing operations (which includes non-cash unrealized gains and losses on derivative financial instruments not designated as a hedge) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•	“preferred stock dividends” refers to the amount of pre-tax earnings that is accrued for dividends on outstanding preferred stock. Beginning on August 7, 2013, we had 2,000,000 shares of Series B Preferred Stock outstanding, and beginning on January 21, 2014, we had 4,000,000 shares of Series C Preferred Stock outstanding.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our growth depends upon continued increases in world and regional demand for chartering containerships, and the continuing global economic slowdown may impede our ability to continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving rates to their 10-year lows.

Demand for containerships declined significantly during 2008 and 2009. In late 2009 and 2010, there was improvement on Far East-to-Europe and trans-Pacific container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, from the end of the second quarter of 2011, container trade overall has weakened. In 2012, the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States, negatively impacted international trade while the supply of containerships continued to rise. In 2013, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. The oversupply in our market negatively affected time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers. In addition, more orders for large and very large containerships were placed during 2013, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels.

Average freight rates, which have been affected by the large number of containership newbuild vessels ordered prior to 2008, remained depressed in 2013 and liner companies experienced a decline in container shipping demand. The continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we seek to charter our containerships. Accordingly, weak conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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
3

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

The continuing weakness in demand for container shipping services and the oversupply of large containerships (as well as potential oversupply of smaller size vessels due to a cascading effect) places our liner company customers under financial pressure. Any future declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations. One of our charterers, Zim Integrated Shipping Services (“ZIM”), is engaged in ongoing discussions with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Costamare is participating in these discussions which could result in concessions or modification to the existing charter arrangements with ZIM or could result in Costamare taking remedial actions under the charter agreements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in late 2012 of mainly larger vessels maintained the order-book at average levels. In 2013, ordering of larger vessels continued to increase as liner companies looked to renew and modernize their fleets. An oversupply of newbuild vessel and/or re-chartered containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region and recent EU sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form. In addition, the resolution of the sovereign debt crisis is not proceeding with uniform speed throughout Europe and a setback or delay could impact the global economy and have a material adverse effect on our business.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing sovereign debt crisis in Greece and other EU member countries, the renewed crisis in Argentina and civil unrest in Ukraine, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Container Lines Co., Ltd. (“COSCO”) together represented 84%, 91% and 93% of our revenue in 2011, 2012 and 2013, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows. In addition, any consolidations involving our customers could increase the concentration of our business. ZIM, one of our charterers, is engaged in ongoing discussions with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Costamare is participating in these discussions which could result in concessions or modification to the existing charter arrangements with ZIM or could result in Costamare taking remedial actions under the charter agreements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

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

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of February 17, 2014, operated ten vessels that were exclusively manned by Chinese crews, which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, and though these charters are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of our newbuild orders.

As of February 17, 2014, we had $38.0 million of available borrowing capacity under one credit facility concluded during 2011 to finance the delivery installments of two of our newbuilds to be delivered in March and April 2014. We expect this facility will be replaced by a sale and leaseback transaction with a leading Chinese financial institution. We intend to borrow against unencumbered containerships in our existing fleet and vessels we may acquire in the future as part of our growth plan. The actual or perceived credit quality of our charterers, and any defaults by them, and any decline in the market value of our fleet may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We have not obtained financing for nine newbuilds ordered pursuant to the Framework Agreement. The ownership structure under the Framework Agreement and the lack of time charters for four of these newbuilds may make it more difficult or expensive to obtain third party debt financing for these newbuilds.

Our ability to pay dividends or to redeem our Preferred Stock may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends. The declaration and payment of dividends (including cumulative dividends payable with respect to our Preferred Stock) is, however, subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to re-charter the vessels and the rates obtained upon the expiration of our existing charters;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the dividend policy adopted by Costamare Ventures and the vessel-owning entities for the Joint Venture vessels; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, our credit facilities and other financing agreements prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends.

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

Our operations and results may be adversely affected by the Framework Agreement or by a default by our partner under the Framework Agreement.

The Framework Agreement is expected to be the exclusive joint venture of the Company for the acquisition of new vessels during a two-year investment period ending May 27, 2015, or, if we and York so agree, a three-year investment period ending May 27, 2016 (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). Where York decides to participate in a new vessel acquisition, we will hold a minority equity interest in such vessel. The operation of the Framework Agreement may increase certain administrative burdens, delay decision making, make it more difficult to obtain debt financing and complicate the operation of the vessels acquired under the Framework Agreement. In addition, our managers may face conflicts of interest in the course of managing both the Company’s wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels.

If York were to delay or default in meeting its commitments to provide equity or under any guarantee it provides to support a shipbuilding contract, our commercial relations with shipbuilders and charterers could be adversely affected and we may be required to provide additional funding.

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contracts for newbuild vessels, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering programs;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities;

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels;

•	a backlog of orders at the shipyard;

•	any delay or default by our joint venture partner in meeting its financial commitments;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	an inability to obtain requisite permits or approvals.

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

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. In recent years, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time charters. Increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability. In addition, if we cannot retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Rising fuel prices may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels and may limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage. Our current fleet of 67 containerships, including 11 newbuild vessels on order, of which nine newbuilds and three existing vessels are Joint Venture vessels, as of February 17, 2014 had an average age (weighted by TEU capacity) of 7.5 years and included one containership over 30 years old. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 67 containerships, including 11 newbuild vessels on order, as of February 17, 2014, of which nine newbuilds and three existing vessels are Joint Venture vessels, had an average age (weighted by TEU capacity) of 7.5 years and included one containership over 30 years old. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any reserves set aside for vessel replacement will not be available for dividends.

Containership values decreased significantly in 2008 and 2009 and have remained at depressed levels through 2013. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels, including the one vessel in our fleet over 30 years of age as of February 17, 2014.

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

As of February 17, 2014, the current time charters for 12 of our 56 containerships in the water, including the charter for one of our three Joint Venture vessels in the water, will expire before the end of 2014, while two have expired. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, demand for containerships may weaken, and we may be unable to secure re-chartering rates that are as profitable as the current time charters. If we are unable to obtain new time charters for these containerships at favorable rates, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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
11

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

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under two of our credit facilities, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with the lender;

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to total net assets may not exceed 80% on a charter inclusive valuation basis.

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

As of December 31, 2013, we had outstanding indebtedness of $1.87 billion and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all.

In the future we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without shareholder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our stockholders’ equity, as well as charges against our income.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. As of December 31, 2013, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $1.49 billion, and the aggregate notional amount of interest rate swaps relating to the committed credit facilities for our wholly-owned newbuilds on order was $203.4 million. We have unwound one of these interest rate swaps and expect to unwind two more swaps, as we expect to refinance the underlying credit facility through a sale and leaseback transaction with a leading Chinese financial institution. From time to time we also enter into certain currency hedges. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or currency exchange ratios or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

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

We generate all of our revenues in United States dollars and for the year ended December 31, 2013, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our ability to service our debt or pay dividends to our stockholders.

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

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires vessel owners and managers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease or suspend available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and V.Ships Greece Ltd. (“V.Ships Greece”) are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely.

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

Terrorist attacks in certain parts of the world over the last decade, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, current conflicts in Afghanistan and general political unrest in Ukraine, certain African nations and the Middle East may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. Political tension or conflicts in the Asia Pacific Region may also reduce the demand for our services. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, our ability to obtain financing and otherwise have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

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

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement (the “Co-operation Agreement”) with V.Ships Greece, a member of V.Group, pursuant to which the two companies will establish a ship-management cell (the “Cell”) under V.Ships Greece. The Cell replaced Ciel Shipmanagement S.A. (“CIEL”) in April 2013 as sub-manager of certain of our vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. Costamare Shipping passes to us the net profit, if any, it receives from V.Ships Greece pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping. We may not realize the anticipated benefits of the arrangement with V.Ships Greece, which include the Cell’s effective management of certain of our vessels, the generation of net profit by the Cell, a portion of which is passed on to us, and the reduction of our ship-management expenditures. Also, Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

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

The Group Management Agreement is between us and Costamare Shipping, which is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. While we believe that the terms of the Group Management Agreement are consistent with normal commercial practice of the industry, the agreement was not negotiated at arms’ length by non-related parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our managers and will continue to be our chairman and chief executive officer and the owner of approximately 21.59% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our managers, on the other hand. These conflicts, which are addressed in the Group Management Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Additionally, Konstantinos Konstantakopoulos holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own three containerships comparable to four of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors.

Certain of our managers are permitted to provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Shanghai Costamare is not prohibited from providing management services to vessels owned by third parties, including related parties, that may compete with us for charter opportunities. In addition, the Cell under V.Ships Greece actively seeks to provide management services to vessels owned by third parties that may compete with us. We have also consented to Costamare Shipping providing management services in respect of the Joint Venture vessels that are similar to and compete with our vessels. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations. Shanghai Costamare has only provided management services to third parties in a limited number of cases in the past and currently does not provide any such services to third parties.

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

From January 2009 through December 2013, vessels in our fleet made a total of 156 calls to ports in Iran, Syria, Sudan and Cuba, representing approximately 0.8% of our approximately 18,800 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

International and U.S. accounting standard-setting boards (the International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”)) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB and FASB’s redeliberation of certain topics is expected to extend through much of 2014 and an effective date has not yet been determined. Accordingly, the timing and ultimate effect of those proposals on the Company is uncertain.

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

Risks Relating to our Securities

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
20

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
21

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

Our Series B Preferred Stock and Series C Preferred Stock are subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B and Series C Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2013, we had outstanding indebtedness of approximately $1.87 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 84 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock and the issuance of four million shares as Series C Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our common stock and our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

Holders of Preferred Stock have extremely limited voting rights.

Our common stock is the only class of our stock carrying full voting rights. Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B and Series C Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

The Preferred Stock represents perpetual equity interests and you will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The Preferred Stock represents perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Stock may be required to bear the financial risks of an investment in the Preferred Stock for an indefinite period of time.

The payment due upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

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

22

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

23

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

24

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping in 1975. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. He founded the management company Shanghai Costamare in 2005, and he founded the manning agency C-Man Maritime Inc. (“C-Man Maritime”) in 2006. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012 and October 19, 2012, we completed two follow-on public offerings of our common stock, on August 7, 2013, we completed a public offering of our Series B Preferred Stock and on January 21, 2014, we completed a public offering of our Series C Preferred Stock. In May 2013, we entered into the Framework Agreement with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake ranging from 25% to 49%, thereby increasing our ability to expand our operations while diversifying our risk. We maintain our principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. Our telephone number at that address is +30-210-949-0050. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 17, 2014, we had a fleet of 67 containerships with a total capacity in excess of 445,000 TEU, including newbuilds on order, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 56 vessels in the water, aggregating approximately 313,000 TEU and (ii) 11 newbuild vessels aggregating in excess of 130,000 TEU that are scheduled to be delivered to us through third quarter 2016, based on the current shipyard schedule. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. See “—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our containerships operate primarily under multi-year time charters and therefore are not subject to the effect of seasonal variations in demand. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels of 99.3%, 99.9% and 99.9% in 2011, 2012 and 2013, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag-Lloyd and COSCO. As of February 17, 2014, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 67 containerships was approximately five years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 17, 2014, our fixed-term charters represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $171.6 million)). Ten of these charters include an option exercisable by either party to extend the term: five wholly-owned vessels for two one-year periods at the same charter rate, which represents an additional $152.2 million of potential contracted revenue, and five Joint Venture vessels for a two-year period and a subsequent three-year period at the same charter rate, which represents an additional $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities.

Our vessels are managed by our “affiliated managers” which are controlled by our chairman and chief executive officer, Costamare Shipping and Shanghai Costamare (which acts as a sub-manager), except in certain cases where, subject to our consent, a third party has been contracted to provide sub-management services. As described below, in April 2013, the Cell under V.Ships Greece replaced CIEL, another entity controlled by our chairman and chief executive officer, as the sub-manager of certain of our vessels. Costamare Shipping is the head manager of our vessels, while the Cell is the exclusive third-party sub-manager of Costamare Shipping (except for a limited number of vessels that may be managed by other third-party sub-managers). We believe that having

25

several management companies, both affiliate and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Newbuild Vessels

Framework Agreement

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures, entered into the Framework Agreement with York to invest jointly in the acquisition of container vessels. The decisions regarding vessel acquisitions will be made jointly between us and York, and the Framework Agreement is expected to be each party’s exclusive joint venture for the acquisition of vessels in the container industry during a two-year investment period ending May 27, 2015 (or, if we and York so agree, three-year investment period ending May 27, 2016). We reserve the right to acquire any vessels outside the Framework Agreement that York decides not to pursue and therefore are not acquired by the jointly-owned entities under the Framework Agreement.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and we have agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. As of February 17, 2014, York has invested $53.1 million and we have invested $40.8 million for the acquisition of three secondhand vessels and entering into contracts for nine newbuild vessels. Depending on the amount the Company elects to invest in any acquisition, we expect to hold between 25% and 49% of the equity in the relevant vessel-owning entity formed under the Framework Agreement and York will hold the balance. Costamare Shipping will provide ship-management services to the Joint Venture vessels, with the right either to subcontract to V.Ships Greece and/or Shanghai Costamare or to direct a vessel-owning entity to contract directly for certain ship-management services with V.Ships Greece. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Agreement as equity investments.

Three vessels, totaling approximately 8,400 TEU, have been acquired under the Framework Agreement with York to date. In addition, pursuant to the Framework Agreement, jointly-owned entities have entered into shipbuilding contracts for the construction of nine container vessels, in excess of approximately 106,000 TEU capacity, to be delivered by the third quarter of 2016, for a total purchase price of approximately $931.0 million. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

Our Fleet

The tables below provide additional information, as of February 17, 2014, about our fleet of 67 containerships, including 11 newbuilds on order.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC AZOV	MSC	2014	9,403	10 years	43,000	November 2023	43,000
7	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
8	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
9	VALOR	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
10	VALUE	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
11	VALIANT	Evergreen	2013	8,827	7 years(i)	41,700	June 2020(i)	41,700
12	VALENCE	Evergreen	2013	8,827	7 years(i)	41,700	July 2020(i)	41,700
13	VANTAGE	Evergreen	2013	8,827	7 years(i)	41,700	September 2020(i)	41,700
14	NAVARINO(ii)	MSC	2010	8,531	1.0 year		February 2015
15	MAERSK KAWASAKI(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
16	MAERSK KURE(iii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
17	MAERSK KOKURA(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
18	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
19	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	26,331
20	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	27,147
21	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	26,606
22	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,992
23	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	26,833
24	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(8)	November 2019	30,208
25	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	30,596
26

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
26	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	30,734
27	VENETIKO (iv)	PIL	2003	5,928	1.0 year	14,500	March 2014	14,500
28	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000	May 2015	19,000
29	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
30	ZIM NEW YORK	ZIM(**)	2002	4,992	13 years	23,150(11)	September 2015	23,150(11)
31	ZIM SHANGHAI	ZIM(**)	2002	4,992	13 years	23,150(11)	September 2015	23,150(11)
32	ZIM PIRAEUS(v)	ZIM(**)	2004	4,992	10 years	22,150(12)	September 2015	24,945(12)
33	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
34	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
35	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
36	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
37	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
38	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
39	MSC KYOTO	MSC	1981	3,876	9.5 years	13,500(13)	September 2018	13,500
40	KORONI	Evergreen	1998	3,842	2 years	11,500	April 2014	11,500
41	KYPARISSIA	Evergreen	1998	3,842	2 years	11,500	May 2014	11,500
42	KARMEN		1991	3,351
43	MARINA	Evergreen	1992	3,351	1.8 years	7,000	April 2014	7,000
44	KONSTANTINA		1992	3,351
45	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
46	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
47	MESSINI	Evergreen	1997	2,458	1.5 years	8,100	March 2014	8,100
48	MSC REUNION(vi)	MSC	1992	2,024	6 years	11,500	June 2014	11,500
49	MSC NAMIBIA II(vi)	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
50	MSC SIERRA II(vi)	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
51	MSC PYLOS(vi)	MSC	1991	2,020	5 years		January 2016
52	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	7,650(14)	June 2015	8,039
53	PROSPER	COSCO	1996	1,504	1.0 year	7,350	March 2014	7,350
54	ZAGORA	MSC	1995	1,162	3.7 years	5,700	April 2015	5,700
55	PETALIDI(*)	CMA CGM	1994	1,162	1.0 years	6,300	June 2014	6,300
56	STADT LUEBECK	CMA CGM	2001	1.078	1.7 years	6,400(15)	July 2014	6,400

Newbuilds

	Vessel Name	Shipyard(16)	Charterer	Expected Delivery (based on latest shipyard schedule)
1	H1069A	Jiangnan Changxing	MSC	March 2014
2	H1070A	Jiangnan Changxing	MSC	April 2014
3	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015
4	NCP0114(*)	Hanjin Subic Bay		1st Quarter 2016
5	NCP0115(*)	Hanjin Subic Bay		2nd Quarter 2016
6	NCP0116(*)	Hanjin Subic Bay		2nd Quarter 2016
7	S2121(*)	Samsung	Evergreen	2nd Quarter 2016
8	S2122(*)	Samsung	Evergreen	2nd Quarter 2016
9	S2123(*)	Samsung	Evergreen	3rd Quarter 2016
10	S2124(*)	Samsung	Evergreen	3rd Quarter 2016
11	S2125(*)	Samsung	Evergreen	3rd Quarter 2016

Our newbuilds on order have capacities ranging from approximately 9,000 to 14,000 TEU, with an aggregate capacity in excess of 125,000 TEU.

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)	This average rate is calculated based on contracted charter rates for the days remaining between February 17, 2014 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)	This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)	This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)	This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
27

(11)	We agreed to defer payment of 30% of the daily charter rate under our charter agreements until December 31, 2013, which the charterer is required to pay to us no later than July 2015. The charterer has the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened. Although this deferral agreement expired as of December 31, 2013, we have continued negotiations with the charterer regarding a restructuring of the charter. See footnote (**) below.

(12)	This charter rate changes on May 9, 2014 to $15,000 per day until the earliest redelivery date. We agreed to defer payment of 17.5% of the daily charter rate under our charter agreements until December 31, 2013, which the charterer is required to pay to us no later than July 2015. The charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred during the period July 2009 to December 2012. Although this deferral agreement expired as of December 31, 2013, we have continued negotiations with the charterer regarding a restructuring of the charter. See footnote (**) below.

(13)	As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(14)	This charter rate changes on July 27, 2014 to $8,225 per day until the earliest redelivery date.

(15)	The charterer has a unilateral option to extend the charter of the vessel for a period of six months at a rate of $8,500 per day.

(16)	Refers to Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. (“Jiangnan Changxing”), Hanjin Heavy Industries and Construction Philippines, Inc. (“Hanjin Subic Bay”) and Samsung Heavy Industries Co., Ltd. (“Samsung”).

(i)	Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods.

(ii)	The vessel is expected to be delivered to its charterers on March 3, 2014.

(iii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(iv)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months at a rate of $28,000 per day.

(v)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(vi)	Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the Contex index. Costamare has exercised its unilateral option to extend the charter for the MSC Pylos through January 2016 but the daily charter rate has not yet been fixed.

(*)	Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(**)	ZIM is engaged in ongoing discussions with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt and charter obligations. Costamare is participating in discussions with ZIM regarding concessions or modification to our existing charter arrangements with ZIM or could result in Costamare taking remedial actions under the charter agreements with ZIM.

Chartering of Our Fleet

We deploy our containership fleet principally under multi-year time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 17, 2014, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 67 containerships, including our contracted newbuild vessels and the existing vessels and newbuild vessels acquired pursuant to the Framework Agreement, was approximately five years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, Hyundai Merchant Marine Co., Ltd., MSC, CMA CGM S.A. (“CMA CGM”), China Shipping Container Lines Co., Ltd. (“CSCL”) and Zim. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 84%, 91% and 93% of our revenue in 2011, 2012 and 2013, respectively.

Management of Our Fleet

Costamare Shipping provides us with general administrative services, certain commercial services, director and officer (“D&O”) related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare, and, in certain cases, subject to our consent, a third-party sub-manager, currently provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping. As described below, the Cell under V.Ships Greece replaced CIEL as sub-manager of certain of our vessels in 2013 and is the exclusive third-party sub-manager of Costamare Shipping (except for a limited number of vessels that may be managed by other third-party sub-managers). In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Our affiliated managers, Costamare Shipping and Shanghai Costamare, control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Under the Group Management Agreement, Costamare Shipping is the head manager of our containerships and may subcontract certain of its obligations to a related sub-manager (such as Shanghai Costamare) or, subject to our consent, to a third-party (such as V.Ships Greece), or direct that such related or third-party sub-manager enter into a direct ship-management contract with the relevant containership-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. We believe that having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to grow and establish meaningful relationships with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. The Cell under V.Ships Greece provides added operational flexibility and economies of scale while maintaining a high level of management services.

Costamare Shipping and Shanghai Costamare are controlled by our chairman and chief executive officer. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers. Costamare Shipping reports to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors. Under the Group Management Agreement, the Company is responsible for the cost of the compensation and benefits for our executive officers. We could request that Costamare Shipping provide the services of additional officers or employees pursuant to the Group Management Agreement, in which case we would be responsible for the cost of their compensation and benefits.

Costamare Shipping, which was established in 1975, is a ship-management company which was owned by Vasileios Konstantakopoulos until June 2010, at which point ownership was transferred to our chairman and chief executive officer. Costamare Shipping has 40 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Costamare Shipping provides commercial services and insurance services to all our containerships. Costamare Shipping also provides, either directly or through a sub-manager, technical, crewing, provisioning, bunkering, sale and purchase and accounting services to our containerships. All of these services are provided by Costamare Shipping pursuant to separate ship-management agreements between Costamare Shipping and each of our containership-owning subsidiaries.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and (indirectly) 30% by Shen Xiao Dong, a Chinese national who is Shanghai Costamare’s general manager. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing dedicated on-shore support and manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. As of February 17, 2014, Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to nine of our containerships and to one Joint Venture vessel. These containerships are exclusively manned by Chinese crews, which means that the Chinese on-shore personnel of Shanghai Costamare can communicate and provide integrated services and support to these containerships in the most efficient manner. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare.

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including two Joint Venture vessels. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners is split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping has agreed to pass to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Group Management Agreement. No such profit was passed to us in 2013. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

Although the Cell will be operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager.

We believe that our affiliated managers, Costamare Shipping and Shanghai Costamare, are well regarded in the industry and have used innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. V.Ships Greece is a member of V.Group, one of the largest providers of ship-management services worldwide. ISM certification is in place for our fleet of containerships and our affiliated managers, with Costamare Shipping, our head manager under the Group Management Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, Shanghai Costamare and V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. As of February 17, 2014, our affiliated managers did not manage containerships other than those owned by us and vessel-owning entities formed under the Framework Agreement.

As of February 17, 2014,

•	Costamare Shipping provided commercial and insurance services to all of our containerships, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to nine of our containerships and one Joint Venture vessel;

•	V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 18 of our containerships and two Joint Venture vessels; and

•	a third-party sub-manager provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to one of our containerships.

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without our prior written approval. We have consented to Costamare Shipping providing management services to the Joint Venture vessels. The Group Management Agreement does not prohibit Shanghai Costamare from providing services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to one Joint Venture vessel. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

Costamare Shipping receives a fee in 2014 of $919 per day or $460 per day in the case of a containership subject to a bareboat charter, for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officers’ compensation or benefits) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisioning, chartering, sale and purchase, crewing, bunkering and administrative services. In 2013 such amounts were $884 and $442, respectively. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to affiliated sub-managers (such as Shanghai Costamare) or, subject to our consent, a third-party sub-manager (such as V.Ships Greece) or by directing such sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties, including specialist providers, in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. The flat fee for the supervision of newbuild vessels contracted for after December 31, 2012 is annually adjusted upward by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The daily management fee for each containership will be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement—Term and Termination Rights”. Pursuant to the terms of our Group Management Agreement and separate ship-management agreements and supervision agreements, liability of our managers to us is limited to instances of gross negligence or willful misconduct on the part of the managers. Further, we are required to indemnify the managers for liabilities incurred by the managers in performance of the Group Management Agreement and separate ship-management agreements and supervision agreements, except in instances of gross negligence or willful misconduct on the part of the managers.

We have consented to Costamare Shipping providing management services to the Joint Venture vessels and Costamare Shipping has entered into separate ship-management agreements with each vessel-owning entity formed under the Framework Agreement pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2013, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Agreement the amount of $1.07 million for services provided in accordance with the respective management agreements.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies, including a number of our competitors who have been financed by the German KG system, which was based on tax benefits provided to private investors. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in the sector.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. In each case their services are provided under the Group Management Agreement with Costamare Shipping. As of December 31, 2013, approximately 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping and Shanghai Costamare each employed approximately 90 and 30 people, respectively, all of whom were shore-based. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C- Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. The senior officers and other crew members for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained (exclusive of cargo-specific documentation, for which charterers or shippers are responsible). Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

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

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects and actual or constructive total loss in accordance with the Nordic Marine Insurance Plan. Each of our containerships is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2014	2015	2016	2017	2018
Number of vessels	7	11	11	8	18
Number of vessels to be dry-docked that are more than 30 years old (included in above figure)	—	1	—	1	—

(1)	Excludes the eleven newbuild vessels that we have agreed to acquire and one vessel delivered in 2014 and scheduled to be dry-docked in 2019.

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

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In addition, amendments to Annex VI that entered into force in July 2010 seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in the coastal areas currently designated as Emission Control Areas, such as the Baltic Sea, Caribbean Sea, North Sea and United States and Canadian coastal areas, and any such areas designated in the future. All our existing containerships are generally compliant with current Annex VI requirements. Thus, we may incur costs under these or other requirements in the future, such as the installation of control equipment on our containership engines to comply with nitrogen oxide emission requirements.

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

The operation of our vessels is also based on the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires vessel owners, bareboat charterers and management companies to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Our managers and each of our containerships is ISM Code-certified.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA issued a new VGP, which became effective in December 2013, that contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly, and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. We have obtained coverage under the current version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any costs associated with meeting the requirements under the VGP will be material.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay) so long as that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is proposing new ballast water management standards and practices that could ultimately lead to the establishment of maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

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

Greenhouse Gas Regulations

The Marine Environment Protection Committee (“MEPC”) of the IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

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
37

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our containerships.

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands which as of February 17, 2014 has 86 subsidiaries, 85 of which are incorporated in Liberia and one which is incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 55 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. The remaining subsidiaries are dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 17, 2014 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 17, 2014, we had a fleet of 67 containerships aggregating in excess of 445,000 TEU, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 56 vessels in the water, aggregating approximately 313,000 TEU and (ii) 11 newbuild vessels aggregating in excess of 130,000 TEU that are scheduled to be delivered to us through the third quarter 2016, based on the current shipyard schedule. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We principally deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Time-chartered containerships are generally employed on multi-year charters to liner companies that charter-in vessels on a multi-year basis as part of their business strategies.

As of February 17, 2014, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 67 containerships was approximately five years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2013, our fixed-term charters represented an aggregate of $2.3 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2013” in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 17, 2014, our fixed-term charters represented an aggregate of $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). Ten of these charters include an option exercisable by either party to extend the term: five vessels for two one-year periods at the same charter rate, which represents an additional $152.2 million of potential contracted revenue, and five Joint Venture vessels for a two-year period and a subsequent three-year period at the same charter rate, which represents an additional $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2013. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It does reflect our contracts to acquire our wholly-owned newbuild vessels, but excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Agreement, which includes three vessels in the water and nine newbuilds on order. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
No. of Vessels whose Charters Expire(1)	15	5	4	6	16	1	2	1	—	3	2
TEU of Expiring Charters	48,478	18,771	19,730	38,063	126,530	6,644	13,288	6,724	—	27,057	18,806
Contracted Days	16,001	13,839	12,370	10,637	5,568	3,238	2,352	2,084	1,825	1,148	26
Available Days	3,944	6,236	7,340	8,708	12,926	15,012	15,330	14,706	14,235	14,912	16,034
Contracted/Total Days(2)	80.2%	68.9%	62.8%	55.0%	30.1%	17.7%	13.3%	12.4%	11.4%	7.1%	0.2%

(1)	This excludes all vessels purchased pursuant to the Framework Agreement.

(2)	Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2013, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 84%, 91% and 93% of our revenue in 2011, 2012 and 2013, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 25 vessels over the past 3 years, and we plan to dry-dock 7 vessels in 2014 and 11 vessels in

2015. Information about our fleet dry-docking schedule through 2016 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Manager

The operations of our fleet of containerships are managed by Costamare Shipping and its sub-managers under the supervision of our chairman and chief executive officer and our chief financial officer, in conjunction with our board of directors. Costamare Shipping receives a fee in 2014 of $919 per day or $460 per day in the case of a containership subject to a bareboat charter, for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officers’ compensation) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisioning, sale and purchase, chartering, crewing, bunkering and administrative services. In 2013 such amounts were $884 and $442, respectively. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform to affiliated sub-managers (such as Shanghai Costamare) or, subject to our consent, a third-party sub-manager (such as V.Ships Greece), either through subcontracting or by directing the sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract, which is annually adjusted upward by 4% for the supervision of newbuild vessels contracted for after December 31, 2012, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in our fleet.

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the Group Management Agreement will expire. The daily management fee for each containership was fixed until December 31, 2012, and will hereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement—Term and Termination Rights”.

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

We have consented to Costamare Shipping providing management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-owning entity formed under the Framework Agreement pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2013, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Agreement the amount of $1.07 million for services provided in accordance with the respective management agreements.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•	Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 67 vessels as of February 17, 2014, including eleven newbuild vessels on order. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest.

•	Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services. Although our multi-year charters make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. As illustrated in the table above under “—Overview”, the staggered maturities of our containership charters reduce our exposure to any one particular rate environment and point in the shipping cycle. See “—Voyage Revenue”.

•	Utilization of Our Fleet. Due to the multi-year time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2011, 2012 and 2013 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.3%, 99.9% and 99.9%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

•	Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts covering our Euro-denominated operating expenses.

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

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Revenues do not include any revenues for the existing Joint Venture vessels. Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight-line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

After rising during 2007 and the first half of 2008, charter rates for containerships fell dramatically to 10-year lows during the second half of 2008 and 2009. While charter rates improved in 2010 and the first half of 2011, rates steeply declined during the latter half of 2011 due to reduced transportation demand triggered by the unfolding global sovereign debt crisis and overall volatile financial conditions. In 2012, the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States continued to negatively impact international trade which, combined with an increased supply of vessels, caused time charter rates and charter free values to remain at low levels. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2013. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2013*

	On and After January 1,
	2014	2015	2016	2017	2018 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$468,546	$446,855	$417,343	$371,709	$628,370	$2,332,823
Fleet Contracted Days(2)	16,001	13,839	12,370	10,637	16,241	69,088
Percentage of fleet contracted days/Total days(2)	80.2%	68.9%	62.8%	55.0%	13.6%	34.8%

(1)	Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) no exercise of any option to extend the terms of those charters.

(2)	Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

*	The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Agreement.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2012 and 2013, brokerage and address commissions represented 27% and 35% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2013, approximately 37% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

With effect from the consummation of our initial public offering on November 4, 2010 until December 31, 2012, we paid to our managers a daily management fee of $850 per vessel for their services. Such fee increased to $884 per day per vessel beginning January 1, 2013, and further increased to $919 per day per vessel beginning January 1, 2014. The total management fees paid by us to our managers during the years ended December 31, 2011, 2012 and 2013 amounted to $15.4 million, $15.2 million and $16.6 million, respectively. Our current Group Management Agreement, as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”, went into effect upon the consummation of our initial public offering.

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

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. For years prior to January 1, 2007, we estimated this to be 25 years. As of January 1, 2007, we determined the estimated useful lives of our containerships to be 30 years from their initial delivery from the shipyard. This change was made to reflect our experience, market conditions and the current practice in the containership industry. Depreciation is based on cost, less the estimated scrap value of the vessels. As of December 31, 2013, one of our vessels with 3,876 TEU capacity was fully depreciated.

Gain / (Loss) on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2011, 2012 and 2013, we sold six, four and three vessels, respectively, while the vessel Rena was determined to be a constructive total loss for insurance purposes in 2011.

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

Equity in Net Earnings of Investments

Based on the Framework Agreement we hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Agreement please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Agreement”.

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

Gain / (Loss) on Derivative Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. As at December 31, 2013, we were engaged in 27 interest rate derivative instruments in order to partially hedge the exposure of interest rate fluctuations associated with our variable rate borrowings and at this date 26 out of 27 of these agreements met hedge accounting criteria and the effective portion in change in their fair value is recognized in Other Comprehensive Loss in stockholders’ equity on our balance sheet. We recognize in our statement of income the change in fair value of the one interest rate swap that does not meet hedge accounting criteria. For a description of our existing interest rate swaps, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

During the year ended December 31, 2013 and 2012, we had an average of 49.6 and 46.8 vessels, respectively, in our fleet. In the year ended December 31, 2013, we accepted delivery of seven newbuild vessels (MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage) with an aggregate TEU capacity of 61,789 and one secondhand vessel (Venetiko) with a TEU capacity of 5,928, and we sold three vessels (MSC Washington, MSC Austria and MSC Antwerp) with an aggregate TEU capacity of 11,343. In the year ended December 31, 2012, we accepted delivery of five secondhand vessels (MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini) with an aggregate TEU capacity of 15,352 and we sold four vessels (Gather, Gifted, Genius I and Horizon) with an aggregate TEU capacity of 9,834. In the years ended December 31, 2013 and 2012, our fleet ownership days totaled 18,119 and 17,113 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,			Percentage
	2012	2013	Change	Change
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$386.2	$414.2	$28.0	7.3%
Voyage expenses	(5.5)	(3.5)	(2.0)	(36.4%)
Voyage expenses—related parties	(2.9)	(3.1)	0.2	6.9%
Vessels operating expenses	(112.5)	(116.0)	3.5	3.1%
General and administrative expenses	(4.0)	(8.5)	4.5	112.5%
Management fees—related parties	(15.2)	(16.6)	1.4	9.2%
Amortization of dry-docking and special survey costs	(8.2)	(8.1)	(0.1)	(1.2%)
Depreciation	(80.3)	(89.9)	9.6	12.0%
Gain / (Loss) on sale /disposal of vessels	(2.8)	0.5	3.3	117.9%
Foreign exchange gains / (losses)	0.1	—	(0.1)	(100.0%)
Interest income	1.5	0.6	(0.9)	(60.0%)
Interest and finance costs	(74.7)	(74.5)	(0.2)	(0.3%)
Equity in net earnings of investments	—	0.7	0.7	100.0%
Other	(0.1)	0.8	0.9	900.0%
Gain / (Loss) on derivative instruments	(0.5)	6.5	$7.0	1,400.0%
Net Income	$81.1	$103.1

	Year ended December 31,			Percentage
Fleet operational data	2012	2013	Change	Change
Average number of vessels	46.8	49.6	2.8	6.0%
Ownership days	17,113	18,119	1,006	5.9%
Number of vessels underwent dry-docking	9	8	(1)

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2013 and December 31, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,			Percentage
	2012	2013	Change	Change
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$386.2	$414.2	$28.0	7.3%
Accrued charter revenue(1)	6.2	15.0	8.8	141.9%
Voyage revenue adjusted on a cash basis(2)	$392.4	$429.2	$36.8	9.4%

(1)	Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)	Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Voyage Revenue

Voyage revenue increased by 7.3%, or $28.0 million, to $414.2 million during the year ended December 31, 2013, from $386.2 million during the year ended December 31, 2012. This increase was mainly attributable to (i) revenue earned by the newbuild vessels delivered to us during the year ended December 31, 2013; partly offset by (ii) decreased charter rates in certain of our vessels during the year ended December 31, 2013, compared to the year ended December 31, 2012, and (iii) revenues not earned by vessels that were sold for scrap during the years ended December 31, 2013 and 2012.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 9.4%, or $36.8 million, to $429.2 million during the year ended December 31, 2013, from $392.4 million during the year ended December 31, 2012. This increase was mainly attributable to (i) revenue earned by the newbuild vessels delivered to us during the year ended December 31, 2013; partly offset by (ii) decreased charter rates in certain of our vessels during the year ended December 31, 2013, compared to the year ended December 31, 2012, and (iii) revenues not earned by vessels which were sold for scrap during the years ended December 31, 2013 and 2012.

Voyage Expenses

Voyage expenses decreased by 36.4%, or $2.0 million, to $3.5 million during the year ended December 31, 2013, from $5.5 million during the year ended December 31, 2012. The decrease was primarily attributable to the decreased off-hire expenses of our fleet, mainly bunkers consumption, and by the decreased third party commissions charged to us during the year ended December 31, 2013, compared to the year ended December 31, 2012.

Voyage Expenses – Related Parties

Voyage expenses – related parties increased by 6.9%, or $0.2 million, to $3.1 million during the year ended December 31, 2013, from $2.9 million during the year ended December 31, 2012, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping as provided under our Group Management Agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain /(loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 3.1%, or $3.5 million, to $116.0 million during the year ended December 31, 2013, from $112.5 million during the year ended December 31, 2012. The increase was mainly attributable to the increased ownership days of our fleet during the year ended December 31, 2013, compared to the year ended December 31, 2012.

General and Administrative Expenses

General and administrative expenses increased by $4.5 million, to $8.5 million during the year ended December 31, 2013, from $4.0 million during the year ended December 31, 2012. Furthermore, General and administrative expenses for the years ended December 31, 2013 and December 31, 2012, include $1.0 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping as provided under our Group Management Agreement. In addition, General and administrative expenses for the year ended December 31, 2013 include an allowance for doubtful amounts of $3.7 million relating to our charter party arrangements.

Management Fees – Related Parties

Management fees paid to our managers increased by 9.2%, or $1.4 million, to $16.6 million during the year ended December 31, 2013, from $15.2 million during the year ended December 31, 2012. The increase was primarily attributable to (i) the inflation related upward adjustment by 4% of the management fee for each vessel (effective January 1, 2013), as provided under our Group Management Agreement and (ii) the increased average number of vessels during the year ended December 31, 2013, compared to the year ended December 31, 2012.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the years ended December 31, 2013 and 2012, was $8.1 million and $8.2 million, respectively. During the years ended December 31, 2013 and 2012, eight vessels and nine vessels, respectively, underwent their special survey.

Depreciation

Depreciation expense increased by 12.0%, or $9.6 million, to $89.9 million during the year ended December 31, 2013, from $80.3 million during the year ended December 31, 2012. The increase was primarily attributable to the depreciation expense charged for the seven newbuild vessels delivered to us during the year ended December 31, 2013.

Gain / (Loss) on Sale/Disposal of Vessels

During the year ended December 31, 2013, we recorded a net gain of $0.5 million from the sale of three vessels. During the year ended December 31, 2012, we recorded a net loss of $2.8 million mainly from the sale of four vessels (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena).

Foreign Exchange Gains

Foreign exchange gains amounted to nil and $0.1 million during the years ended December 31, 2013 and 2012, respectively.

Interest Income

During the year ended December 31, 2013, interest income decreased by 60.0%, or $0.9 million, to $0.6 million from $1.5 million during the year ended December 31, 2012.

Interest and Finance Costs

Interest and finance costs decreased by 0.3%, or $0.2 million, to $74.5 million during the year ended December 31, 2013, from $74.7 million during the year ended December 31, 2012. The decrease was mainly attributable to (i) the capitalized interest in relation with our newbuilding program, (ii) the decreased commitment fees charged to us; partly offset by the increased interest expense charged to our consolidated income statement in relation with the loan facilities of the seven newbuild vessels that were delivered to us during the year ended December 31, 2013.

Equity in Net Earnings of Investments

Equity in net earnings of investments of $0.7 million represents our share of the net earnings of eight jointly-owned companies formed pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of each company.

Gain / (Loss) on Derivative Instruments

The fair value of our 27 interest rate derivative instruments that were outstanding as of December 31, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2013, the fair value of these 27 interest rate derivative instruments in aggregate amounted to a liability of $103.2 million. Twenty-six of the 27 interest rate derivative instruments that were outstanding as at December 31, 2013, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in Other comprehensive income (“OCI”). For the year ended December 31, 2013, a gain of $71.1 million has been included in OCI and a net gain of $6.5 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2013.

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

	Year ended December 31,			Percentage
	2011	2012	Change	Change
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$382.2	$386.2	$4.0	1.0%
Voyage expenses	(4.2)	(5.5)	1.3	31.0%
Voyage expenses—related parties	(2.9)	(2.9)	—	—
Vessels operating expenses	(110.4)	(112.5)	2.1	1.9%
General and administrative expenses	(5.0)	(4.0)	(1.0)	(20.0%)
Management fees—related parties	(15.3)	(15.2)	(0.1)	(0.7%)
Amortization of dry-docking and special survey costs	(8.1)	(8.2)	0.1	1.2%
Depreciation	(78.8)	(80.3)	1.5	1.9%
Gain / (Loss) on sale /disposal of vessels	13.1	(2.8)	(15.9)	(121.4%)
Foreign exchange gains / (losses)	0.1	0.1	—	—
Interest income	0.5	1.5	1.0	200.0%
Interest and finance costs	(75.4)	(74.7)	(0.7)	(0.9%)
Other	0.5	(0.1)	(0.6)	(120.0%)
Gain / (Loss) on derivative instruments	(8.7)	(0.5)	$(8.2)	(94.3%)
Net Income	$87.6	$81.1	(6.5)	(7.4%)
47

	Year ended December 31,			Percentage
Fleet operational data	2011	2012	Change	Change
Average number of vessels	47.8	46.8	(1.0)	(2.1%)
Ownership days	17,437	17,113	(324)	(1.9%)
Number of vessels underwent dry-docking and special survey during the years	8	9	1	—

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2012 and December 31, 2011. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,			Percentage
	2011	2012	Change	Change
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$382.2	$386.2	$4.0	1.0%
Accrued charter revenue(1)	30.3	6.2	(24.1)	(79.5%)
Voyage revenue adjusted on a cash basis(2)	412.5	392.4	(20.1)	(4.9%)

(1)	Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)	Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

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

Voyage Expenses

Voyage expenses increased by 31.0%, or $1.3 million, to $5.5 million during the year ended December 31, 2012, from $4.2 million during the year ended December 31, 2011. The increase was primarily attributable to the increased off-hire expenses of our fleet, mainly fuel consumption; partly offset by the decreased third-party commissions charged to us during the year ended December 31, 2012, compared to the year ended December 31, 2011.

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

General and Administrative Expenses

General and administrative expenses decreased by 20.0%, or $1.0 million, to $4.0 million during the year ended December 31, 2012, from $5.0 million during the year ended December 31, 2011. The decrease in the year ended December 31, 2012, was mainly attributable to decreased public-company related expenses charged to us compared to the year ended December 31, 2011. Furthermore, General and administrative expenses for the years ended December 31, 2012 and December 31, 2011, include $1.0 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping as provided under our management agreement signed on November 3, 2010.

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

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the years ended December 31, 2012 and 2011, was $8.2 million and $8.1 million, respectively. During the years ended December 31, 2012 and 2011, 9 vessels and 8 vessels, respectively, underwent their special surveys.

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

Gain / (Loss) on Sale / Disposal of Vessels

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

Our primary short-term liquidity need is to fund our vessel operating expenses and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sectors and debt repayment. We anticipate that our primary sources of funds will be cash from operations and undrawn borrowing capacity under our committed credit facilities, along with borrowings under new credit facilities that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.4 million. As of February 17, 2014, we had available $200 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As at December 31, 2013, we had total cash liquidity of $152.3 million, consisting of cash, cash equivalents and restricted cash.

As at February 17, 2014, we had two series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock and $100 million aggregate liquidation preference of the Series C Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 6, 2018. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 21, 2019.

As at December 31, 2013, we had an aggregate of $1.87 billion of indebtedness outstanding under various credit agreements. As at the same date, we had $57.0 million of available borrowing capacity under one facility committed to finance part of the pre-delivery and delivery installments of the construction of our wholly-owned newbuild vessels on order. See “—Credit Facilities”. As at February 17, 2014, we had $38.0 million of available borrowing capacity under one facility committed to finance part of the pre-delivery and delivery installments of the construction of our two wholly-owned newbuild vessels on order. Furthermore, as of February 17, 2014, the vessels shown in the table below were free of debt.

Unencumbered Vessels in the water as of February 17, 2014(*)

	Year	TEU
Vessel Name	Built	Capacity
Navarino	2010	8,531
Venetiko	2003	5,928
Messini	1998	2,458

(*)	Does not include three secondhand vessels and nine newbuilds on order acquired under the Framework Agreement, which are also free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, and $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014. We expect to pay the first dividend payment to holders of our Series C Preferred Stock on April 15, 2014.

In 2010, we did not declare any dividends. In 2009, we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010.

The dividends and distributions paid during the years ended December 31, 2009, 2010, 2011, 2012 and 2013, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $158.4 million at December 31, 2013 and positive $50.5 million at December 31, 2012.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. As of February 17, 2014, we have up to $38.0 million available under one credit facility to finance the delivery installments of the construction of two of our wholly-owned newbuild vessels on order. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2011, 2012 and 2013

	Year ended December 31,
	2011	2012	2013
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$195.2	$168.1	$186.7
Net Cash Used in Investing Activities	(283.8)	(236.5)	(621.1)
Net Cash Provided by Financing Activities	26.8	237.7	260.4

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the year ended December 31, 2013, increased by $18.6 million to $186.7 million, compared to $168.1 million for the year ended December 31, 2012. The increase was primarily attributable to increased cash from operations of $36.8 million due to cash generated from the charters of the seven newbuild vessels delivered to us during the year ended December 31, 2013 and to decreased dry-docking payments of $5.0 million, partly offset by unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $20.1 million and increased payments for interest (including swap payments) of $2.7 million.

Net cash provided by operating activities for the year ended December 31, 2012, decreased by $27.1 million to $168.1 million, compared to $195.2 million for the year ended December 31, 2011. The decrease was primarily attributable to (a) the decreased cash from operations of $20.1 million deriving from escalating charter rates, (b) the increased dry-docking payments of $5.0 million and (c) increased payments for interest (including swap payments) of $3.5 million; partly offset by favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.1 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $621.1 million in the year ended December 31, 2013, which consisted primarily of (a) $590.4 million advance payments for the construction and purchase of ten newbuild vessels, (b) $51.9 million in payments for the acquisition of four secondhand vessels, (c) $8.7 million in payments, pursuant to the Framework Agreement with York, to hold a minority equity interest in jointly-owned companies, (d) $13.9 million net proceeds we received from the sale for scrap of MSC Antwerp and MSC Austria (including $0.6 million in payments for expenses related to the sale of MSC Washington) and (e) $16.0 million we received, pursuant to the Framework Agreement with York, for York’s 51% equity interest in the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma and for initial working capital for such ship-owning companies.

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

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $260.4 million in the year ended December 31, 2013, which mainly consisted of (a) $163.7 million of indebtedness that we repaid, (b) $469.4 million we drew down from four of our credit facilities, (c) $80.8 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012, and the first, second and third quarters of 2013, (d) $48.0 million net proceeds we received from our public offering in August 2013 of 2.0 million shares of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares, net of underwriting discounts and expenses incurred in the offering and (e) $0.7 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares for the period from August 6, 2013 to October 14, 2013.

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

The following summarizes certain terms of our existing credit facilities discussed below as at December 31, 2013:

Lender	Outstanding Principal Amount		Available Borrowing Capacity	Interest Rate(1)	Maturity		Repayment profile
	(Expressed in thousands of U.S. dollars)
CEXIM - DnB	146,295	(7)	57,048	LIBOR + Margin(2)	2021	(3)	Straight-line amortization with balloon
DnB - ING	224,107		—	LIBOR + Margin(2)	2020		Straight-line amortization with balloon
DnB - MEGA	148,707		—	LIBOR + Margin(2)	2020		Straight-line amortization with balloon
ING	129,243		—	LIBOR + Margin(2)	2021		Straight-line amortization with balloon
RBS	90,100		—	LIBOR + Margin(2)	2020	(4)	Straight-line amortization with balloon(4)
Bank Syndicate(5)	675,774		—	LIBOR + Margin(2)	2018		Straight-line amortization with balloon
Credit Agricole(6)	100,500		—	LIBOR + Margin(2)	2018		Straight-line amortization with balloon
Unicredit	108,350		—	LIBOR + Margin(2)	2018		Variable installments with balloon
HSBC	47,000		—	LIBOR + Margin(2)	2018		Variable installments with balloon
Credit Agricole	55,000		—	LIBOR + Margin(2)	2018		Straight-line amortization with balloon
RBS	52,500		—	LIBOR + Margin(2)	2018		Straight-line amortization with balloon
Alpha	90,000		—	LIBOR + Margin(2)	2017		Variable installments with balloon

(1)	The interest rates of long-term debt at December 31, 2013 ranged from 1.25% to 6.75%, and the weighted average interest rate as at December 31, 2013 was 4.28%.
52

(2)	The interest rate margin at December 31, 2013 ranged from 0.7% to 3.1%, and the weighted average interest rate margin as at December 31, 2013, was 1.0%.

(3)	Maturity under this facility assumes exercise of the lenders early repayment option. Should this option not be exercised, the maturity will be 2024.

(4)	The year 2020 represents the latest possible maturity under the facility, under the MSC Ulsan tranche.

(5)	Bank Syndicate: Commerzbank AG, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(6)	On December 12, 2012, the loan agreement with Emporiki Bank was transferred and assigned to Credit Agricole Corporate and Investment Bank (ex. Calyon) (“Credit Agricole”).

(7)	On January 14, 2014, we repaid $48.8 million relating to the Adele Tranche of the loan, which was refinanced by way of sale and leaseback with a leading Chinese institution. We expect to repay the remaining amount for the other two tranches of the loan as they will be replaced by sale and leaseback transactions.

The principal financial and other covenants and events of default under each credit facility are also discussed below.

CEXIM—Adele

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

On January 6, 2014, Adele Shipping Co. entered into (1) a novation agreement with Ample Pointer Limited (“APL”), whereby it assigned to APL the shipbuilding contract for the construction of Hull H1068A and (2) a Bareboat Charter Agreement whereby APL agreed to charter Hull H1068A upon its delivery to Adele Shipping Co. for a period of ten years (collectively, the “APL Sale and Leaseback”). Adele Shipping Co. used part of the proceeds from the APL Sale and Leaseback to prepay the part of the CEXIM-Adele credit facility that was used to finance the predelivery price of Hull H1068A.

As of February 17, 2014, there was $97.5 million outstanding under the CEXIM-Adele credit facility, and, as of the same date there was $38.0 million of undrawn available credit.

DnB—Quentin

On August 16, 2011, our subsidiaries, Quentin Shipping Co., Undine Shipping Co., and Sander Shipping Co., as borrowers, entered into a seven-year loan for up to $229.2 million, with DnB NOR Bank ASA, ING Bank, ABN Amro Bank and Bank of America N.A., which we refer to in this section as the “DnB—Quentin credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024, and the facility is divided into three tranches, one for each newbuild vessel. On July 3, 2013, we entered into the first supplemental agreement with the lenders which amended the repayment schedule and added V.Ships Greece as an approved manager. On September 13, 2013, we entered into the second supplemental agreement with the lenders which further amended the repayment schedule (as reflected below).

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

As of February 17, 2014, there was $222.8 million outstanding under the DnB—Quentin credit facility, and, as of the same date there was no undrawn available credit.

DnB—Raymond

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

As of February 17, 2014, there was $148.7 million outstanding under the DnB-Raymond credit facility, and, as of the same date there was no undrawn available credit.

ING

On April 7, 2011, Costamare Inc., as borrower, entered into an eight-year loan, for up to $140.0 million, with ING Bank N.V., London Branch, which we refer to in this section as the “ING credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4010 and S4011, and the facility is divided into two tranches, one for each newbuild vessel. On April 8, 2013, we executed a supplemental agreement that amended the repayment schedule of the loan.

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

On February 17, 2014, there was $124.8 million outstanding under the ING credit facility, and, as of same date, there was no undrawn available credit.

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

The MSC Methoni tranche will be repaid by thirty-two consecutive quarterly payments, the first thirty-one (1-31) in the amount of $1.05 million and a final installment in the amount of $1.05 million, together with a balloon payment in the amount of $8.4 million.

The MSC Romanos tranche will be repaid by thirty-two consecutive quarterly payments, the first thirty-one (1-31) in the amount of $0.96 million and a final installment in the amount of $0.96 million, together with a balloon payment in the amount of $7.7 million.

The MSC Ulsan tranche will be repaid by thirty-two consecutive quarterly payments, the first thirty-one (1-31) in the amount of $0.53 million and a final installment in the amount of $0.53 million, together with a balloon payment in the amount of $4.2 million.

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

As of February 17, 2014, there was $88.5 million outstanding under the RBS credit facility, and, as of the same date there was no undrawn available credit.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1.0 billion credit facility comprised of a $700.0 million term loan facility and a $300.0 million revolving credit facility, which we refer to in this section as the “Costamare credit facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On April 23, 2010, we entered into the first supplemental agreement with the lenders which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over one other vessel. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below). On September 6, 2011, we entered into a third supplemental agreement documenting the amalgamation of the Costamare credit facility’s compounds and the fixing of the remaining installment payments. On December 17, 2012, we entered into a fourth supplemental agreement which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels. On May 28, 2013, we entered into a fifth supplemental agreement under which the lenders agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, we entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantors and the mortgage over its vessel, and replaced it with mortgages over two other vessels.

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by forty consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9.0 million. The final twenty-eight (13-40) installments, and the balloon installment repayable together with the fortieth (40th) installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels. Following the date of payment of the twelfth installment on June 30, 2011, the term loan facility and the revolving credit facility were combined, the final twenty-eight (13-40) installments were fixed in the amount of $22.5 million each, and the balloon installment was fixed in the amount of $271.3 million.

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

As of February 17, 2014, there was $675.8 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole-Costis (ex. Emporiki-Costis)

On May 12, 2008, our subsidiaries, Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Emporiki Bank of Greece S.A., which we refer to in this section as the “Credit Agricole-Costis credit facility”. The loan is divided into two tranches: a Tranche A loan in the amount of $75.0 million to Christos Maritime Corporation, and a Tranche B loan in the amount of $75.0 million to Costis Maritime Corporation. The purpose of this facility was to finance part of the market value of two vessels, the Sealand Washington and the Sealand New York. On January 28, 2009, we entered into a first supplemental agreement to temporarily increase the margin and on November 19, 2012, we entered into a second supplemental agreement to change the applicable law. On August 9, 2013, we entered into a third supplemental agreement in order to reflag the two vessels and change their management to V.Ships Greece.

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

As of February 17, 2014, there was $100.5 million outstanding under the Credit Agricole-Costis credit facility, and, as of same date, there was no undrawn available credit.

Unicredit

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with Unicredit Bank AG, which we refer to in this section as the Unicredit credit facility. The purpose of the facility is to partly finance the aggregate market values of eleven of our existing containerships. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11.3 million to finance the acquisition of the vessel the Stadt Luebeck. On April 8, 2013, we entered into a second supplemental agreement to substitute one of the vessels financed under the facility with another vessel, and on August 29, 2013, we entered into a third supplemental agreement to substitute two of the vessels financed under the facility with two other vessels.

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

As of February 17, 2014, there was $108.4 million outstanding under the Unicredit credit facility, and, as of the same date there was no undrawn available credit.

HSBC—Mas

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million credit facility with HSBC Bank, which we refer to in this section as the “HSBC—Mas credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Maersk Kokura.

The interest rate under the HSBC—Mas credit facility is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by twenty consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million.

The obligations under the HSBC—Mas credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kokura, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 17, 2014, there was $43.0 million outstanding under the HSBC—Mas credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole—Capetanissa

On June 29, 2006, our subsidiary, Capetanissa Maritime Corporation, as borrower, entered into a twelve-year, $90.0 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole-Capetanissa credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the Cosco Beijing.

The interest rate under the Credit Agricole—Capetanissa credit facility is LIBOR plus an agreed margin. The Credit Agricole—Capetanissa credit facility provides that Capetanissa Maritime Corporation must repay the loan by twenty-four consecutive semi-annual installments in the amount of $2.5 million, plus a balloon payment payable together with the twenty-fourth installment in the amount of $30.0 million.

The obligations under the Credit Agricole—Capetanissa credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Cosco Beijing, an account pledge, and a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 17, 2014, there was $55.0 million outstanding under the Credit Agricole—Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

RBS—Rena

On February 17, 2006, our subsidiary, Rena Maritime Corporation, as borrower, entered into a twelve-year, $90.0 million credit facility with The Royal Bank of Scotland plc, which we refer to in this section as the “RBS—Rena credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Cosco Guangzhou, at a contract price of $90.8 million.

The interest rate under the RBS—Rena credit facility is LIBOR plus an agreed margin. The RBS—Rena credit facility provides for twenty-four semi-annual installments in the amount of $2.5 million each, plus a balloon payment of $30.0 million together with the twenty-fourth installment.

The obligations under the RBS—Rena credit facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel Cosco Guangzhou, an account charge and a general assignment of our earnings, insurances and requisition compensation of the vessel.

As of February 17, 2014, there was $52.5 million outstanding under the RBS—Rena credit facility, and, as of same date, there was no undrawn available credit.

Alpha—Montes

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Alpha Bank A.E., which we refer to in this section as the “Alpha—Montes credit facility”. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure.

The interest rate under the Alpha—Montes credit facility is LIBOR plus an agreed margin. The Alpha—Montes credit facility provides that our subsidiaries must repay the loan, jointly and severally, by twenty consecutive semi-annual payments, the first six (1-6) in the amount of $4.0 million each, the next fourteen (7-20) in the amount of $6.0 million each, plus a balloon payment payable together with the twentieth installment in the amount of $42.0 million.

The obligations under the Alpha—Montes credit facility are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of February 17, 2014, there was $90.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha—Montes credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole—Bullow

On February 17, 2005, our subsidiary, Bullow Investments Inc., as borrower, entered into an eight-year, $31.0 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole—Bullow credit facility”. The purpose of this facility was to finance part of the acquisition cost of a previously acquired vessel, the MSC Mykonos. On November 16, 2012, we repaid the remaining $1.0 million balance of the loan.

Credit Agricole—Marathos

On June 29, 2006, our subsidiary, Marathos Shipping Inc., as borrower, entered into a seven-year, $24.8 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole—Marathos credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the MSC Mandraki. On November 16, 2012, we repaid the remaining $1.9 million balance of the loan.

National Bank—Venor

On December 11, 2009, our subsidiaries, Merin Shipping Co., Lytton Shipping Co., Volk Shipping Co. and Venor Shipping Co., as joint and several borrowers, entered into a three-year, $30.0 million credit facility with the National Bank of Greece, which we refer to in this section as the “National Bank—Venor credit facility”. The purpose of this facility was to finance the acquisition cost of the vessels Gather, Garden, Genius I and Gifted. On December 16, 2011, we repaid $2.92 million representing the loan outstanding on the vessel Garden, which was sold for scrap, on March 9, 2012, we repaid $3.48 million, following the sale of Gather, and on May 9, 2012, we repaid the remaining balance of the loan, amounting to $6.96 million, following the sale of Gifted and Genius I.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
57

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

The minimum value covenant must be determined at the expense of the borrower at any such time as the lenders may request.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under two of our credit facilities, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with the lender;

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to total net assets must be less than 80% on a charter inclusive valuation basis.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2013 by approximately $3.8 million based upon our debt level during 2013.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2, 18 and 19 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2013, approximately 37%

of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2013, the Company was not engaged in any Euro/U.S. dollar foreign currency agreements.

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

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild vessels, one of which was delivered on January 14, 2014 and two of which are scheduled to be delivered in March and April 2014. On January 28, 2011, we contracted for two additional newbuild vessels, which were delivered in March 2013. On April 20, 2011, we contracted for the construction and purchase of five additional newbuild vessels, which were delivered within the second and third quarters of 2013. In 2013, pursuant to the Framework Agreement with York, jointly-owned entities entered into shipbuilding contracts for the construction of nine container vessels to be delivered by third quarter 2016. The Company agreed to participate in each of the newbuilding contracts by investing between 25% and 49% of the share capital in the jointly-owned entities. The total aggregate price for the eleven newbuild vessels on order, of in excess of 125,000 TEU capacity in aggregate, is $1.1 billion (including the cost incurred by the Joint Venture entities formed under the Framework Agreement), payable in installments until delivery.

As of February 17, 2014, we had outstanding commitments relating to our contracted newbuild vessels aggregating $374.0 million payable in installments until the vessels are delivered. In addition, dry-docking expenses totaled approximately $6.2 million in 2013, excluding off-hire costs.

As of February 17, 2014, we had a total of undrawn credit lines of $38.0 million and three ships free of debt.

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

The economic and market conditions as at December 31, 2012 and 2013, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates and charter free vessel values continued to decline during 2012 and 2013 as reduced demand for transportation services occurred during a time of increased supply of vessels, conditions that we consider to be indicators of possible impairment.

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

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 3.30% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 3.50% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012 as provided under the Group Management Agreement, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 30 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $150 to $300 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2012 and 2013.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten year historical average rates, inflated annually by a 3.30% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2012 and 2013, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2012		December 31, 2013
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	2	$16	5	$39
3-year historical average rate	3	27	3	33
1-year historical average rate	6	88	7	73

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2013, suggests that 22 of our 55 vessels in the water may have current market values below their carrying values (15 of our 47 vessels in the water as at December 31, 2012). However, we believe that, with respect to these 22 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2013 and 2012. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2013, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2012 ($ US Million)(1)	Carrying Value December 31, 2013 ($ US Million)(1)
1	Cosco Hellas	9,469	2006	July 2006	76.6	73.6
2	Cosco Guangzhou	9,469	2006	February 2006	75.4	72.4
3	Cosco Beijing	9,469	2006	June 2006	76.2	73.2
4	Cosco Yantian	9,469	2006	April 2006	76.1	73.0

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2012 ($ US Million)(1)	Carrying Value December 31, 2013 ($ US Million)(1)
5	Cosco Ningbo	9,469	2006	March 2006	75.5	72.5
6	MSC Athens	8,827	2013	March 2013	—	96.2
7	MSC Athos	8,827	2013	April 2013	—	95.9
8	Valor	8,827	2013	June 2013	—	96.6
9	Value	8,827	2013	June 2013	—	96.6
10	Valiant	8,827	2013	August 2013	—	97.5
11	Valence	8,827	2013	September 2013	—	98.0
12	Vantage	8,827	2013	November 2013	—	97.9
13	Navarino*, **	8,531	2010	May 2010	112.2	108.4
14	Maersk Kure**	7,403	1996	December 2007	75.1	70.4
15	Maersk Kokura**	7,403	1997	February 2008	77.3	72.2
16	Maersk Kawasaki**	7,403	1997	December 2007	77.1	72.1
17	MSC Methoni	6,724	2003	October 2011	57.0	55.5
18	Sealand Michigan	6,648	2000	October 2000	39.6	37.4
19	Sealand Illinois	6,648	2000	December 2000	39.8	37.5
20	Sealand NY	6,648	2000	May 2000	38.4	36.2
21	Sealand Washington	6,648	2000	August 2000	39.3	37.1
22	Maersk Kobe	6,648	2000	June 2000	38.8	36.6
23	Maersk Kalamata	6,644	2003	June 2003	48.1	46.8
24	Maersk Kingston	6,644	2003	April 2003	48.0	46.7
25	Maersk Kolkata	6,644	2003	January 2003	48.6	46.3
26	Venetiko**	5,928	2003	January 2013	—	21.5
27	MSC Romanos**	5,050	2003	August 2011	52.0	50.5
28	Zim Shanghai**	4,992	2002	October 2002	35.5	33.7
29	Zim New York**	4,992	2002	September 2002	35.3	33.6
30	Zim Pireaus**	4,992	2004	May 2004	34.6	33.1
31	Halifax Express	4,890	2000	November 2000	31.8	30.0
32	Oakland Express	4,890	2000	October 2000	31.4	29.5
33	Singapore Express	4,890	2000	August 2000	31.1	29.4
34	MSC Mykonos	4,828	1988	January 2005	22.5	19.3
35	MSC Mandraki	4,828	1988	October 2004	22.8	19.7
36	MSC Ulsan*, **	4,132	2002	February 2012	30.1	28.6
37	MSC Antwerp*	3,883	1993	December 1999	13.9	—
38	MSC Kyoto	3,876	1981	May 2003	5.4	5.1
39	MSC Washington	3,876	1984	September 1999	4.4	—
40	Koroni*, **	3,842	1998	May 2012	12.1	12.1
41	Kyparissia*, **	3,842	1998	May 2012	12.1	12.0
42	MSC Austria	3,584	1984	March 1998	3.9	—
43	Karmen*, ****	3,351	1991	November 2010	11.4	10.4
44	Marina*, ****	3,351	1992	February 2011	10.2	9.4
45	Konstantina*, **	3,351	1992	March 2011	10.7	9.9
46	Akritas	3,152	1987	November 1997	6.4	5.5
47	MSC Challenger	2,633	1986	May 1998	4.5	3.8
48	Messini*,**	2,458	1997	August 2012	7.1	6.8
49	MSC Reunion*, **	2,024	1992	March 2011	8.7	8.0
50	MSC Namibia II*, **	2,023	1991	March 2011	8.6	7.9
51	MSC Sierra II*, **	2,023	1991	March 2011	8.7	7.9
52	MSC Pylos **	2,020	1991	January 2011	6.9	6.4
53	Prosper*, **	1,504	1996	March 2011	9.6	8.9
54	Zagora*, **	1,162	1995	January 2011	7.4	6.9
55	Stadt Luebeck*, **	1,078	2001	August 2012	11.4	10.9
				TOTAL	1,609.6	2,207.4

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2012 and 2013.

*	Indicates container vessels which we believe, as of December 31, 2012, may have market values below their carrying values. As of December 31, 2012, we believe that the aggregate carrying value of these 15 vessels was $87.8 million more than their market value.

**	Indicates container vessels which we believe, as of December 31, 2013, may have market values below their carrying values. As of December 31, 2013, we believe that the aggregate carrying value of these 22 vessels was $116.9 million more than their market value.

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

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (in the range of $0.150 to $0.300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.

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

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (in the range of $0.150 to $0.300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

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

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at redesignation in its assessment of effectiveness of the cash flow hedge.

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

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter hire rates are determined by the growth in demand for containership transportation services and the corresponding growth in the supply of containerships. Demand for containership transportation services is influenced by global economic and financial conditions, as well as the movement of manufacturing locations further away from consumption locations.

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

In 2012, the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States continued to negatively impact international trade which, combined with an increased supply of vessels, caused time charter rates and charter free values to continue their decline.

In 2013, the supply of containerships continued to be at historically high levels and was only moderated by increased scrapping of older, smaller vessels. Demand continued to be sluggish in the beginning of 2013, but began to accelerate in the third quarter as companies in the EU and United States started to re-stock as the demand for goods stabilized.

Sustained low transportation demand growth especially in the western world combined with increasing containership capacity (both current and expected) is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

E. Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2013 were:

	Payments Due by Period(4)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,867,576	$206,717	$412,788	$825,733	$422,338
Interest on long-term debt obligations(1)	325,775	74,430	126,794	89,510	35,041
Payments to our manager(2)	218,504	23,894	46,506	42,444	105,660
Payments to shipyards(3)	57,048	57,048	—	—	—
Total	$2,468,903	$362,089	$586,088	$957,687	$563,039

(1)	We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. Interest payments with respect to future drawdowns on our credit facilities to pay the remaining capital commitments for the two newbuild vessels on order are not included in the above figures.

(2)	This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. The payments to our manager include (a) a daily management fee of $919 per day per vessel, (b) a 0.75% chartering fee on charter revenues earned and (c) $1.0 million for the services of our officers. and (d) the related newbuild vessel supervision fees payable to our manager. The supervision fee commitment will be $0.70 million in 2014. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Pursuant to the terms of the Group Management Agreement, the amount assumes an annual escalation of the daily management fee by 4% beginning January 1, 2014. Management fees with regards to our two newbuild vessels are included in the above figures.

(3)	This amount represents the remaining capital commitments with regards our wholly-owned newbuild vessels on order.

(4)	These amounts exclude the following preferred stock dividend payment obligations (assumes that dividends are paid until earliest date for company to redeem shares):

Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(Expressed in thousands of U.S. dollars)
$60,622	$10,190	$24,629	$23,676	$2,127

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

Name	Age	Position
Konstantinos Konstantakopoulos	44	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	45	Chief Financial Officer and Class II Director
Vagn Lehd Møller	67	Class II Director
Charlotte Stratos	59	Class III Director
Konstantinos Zacharatos	41	Class I Director
Anastassios Gabrielides	49	General Counsel and Secretary

The term of our Class I director expires in 2014, the term of our Class II directors expires in 2015 and the term of our Class III directors expires in 2016.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos serves as President and Chief Executive Officer of Costamare Shipping, one of our managers, which he wholly owns and joined in 1992 (and where he worked part-time beforehand). In 2001, Mr. Konstantakopoulos founded CIEL, which served as a sub-manager of certain of our vessels until April 2013 when it was replaced by V.Ships Greece. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Ship-owners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Since July 2012 and March 2012, respectively, Mr. Møller has served as chairman of the boards of DBB Jack-up Services A/S and Jack-up Invest Co2 A/S, both Danish companies investing in jack-up vessels chartered to off-shore windmill companies. Since March 2010, Mr. Møller has served on the boards of directors for Scan Global Logistics A/S and Scan Global Holdings S/A, both Danish based internal logistics companies, and he was elected chairman of the boards of directors of both companies in January 2011. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

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

Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until March 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has been the legal adviser of Costaterra S.A., a Greek property company, since 2000. Prior to joining Costamare Shipping and Costaterra S.A.,

Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Anastassios Gabrielides is our General Counsel and Secretary. Prior to joining us in 2013, Mr. Gabrielides worked for Allseas Marine SA, a ship-management company. From 2004 to 2011, Mr. Gabrielides has served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides practiced law in Athens from 1999 to 2004, specializing in securities, banking and finance and corporate law. Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek FIY. Mr. Gabrielides holds L.L.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

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

These documents and other important information on our governance are posted on our website and may be viewed at http://www.costamare.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

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
67

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 17, 2014 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 17, 2014 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 74,800,000 shares of common stock outstanding as of February 17, 2014. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
Identity of Person or Group	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	16,149,999	21.59%
Gregory Zikos	—	— (5)
Konstantinos Zacharatos	—	— (5)
Vagn Lehd Møller	—	— (5)
Charlotte Stratos	—	—
Anastassios Gabrielides	—	—
All officers and directors as a group (five persons) 5% Beneficial Owners	16,149,999	21.59%
Christos Konstantakopoulos(2)	16,150,000	21.59%
Achillefs Konstantakopoulos(3)	16,150,001	21.59%
Morgan Stanley(4)	5,697,414	7.62%

(1)	Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 9,074,916 shares directly and 7,075,083 shares indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation. The address of Kent Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(2)	Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares directly and 7,075,083 shares indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation. The address of Vasska Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(3)	Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares directly and 7,075,084 shares indirectly through Yaco Maritime Investments S.A., a Marshall Islands corporation. The address of Yaco Maritime S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(4)	As of December 31, 2013, based on a Schedule 13G filed with the SEC on February 10, 2014. The report indicated sole voting power as to 4,605,066 of such shares, shared voting power as to 824,916 of such shares, and sole dispositive power as to all 5,697,414 shares, by Morgan Stanley, a parent holding company. The report also indicated sole voting power as to 4,527,091 of such shares, shared voting power as to 824,916 of such shares, and sole dispositive power as to 5,619,439 of such shares, by Morgan Stanley Smith Barney LLC, a broker dealer registered under section 15 of the Securities Exchange Act of 1934, as amended.

(5)	Owns less than 1% of our issued and outstanding shares.
69

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 14, 2014, we had approximately 23,057 stockholders of record.

Holders of our Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by one or more of our affiliated managers, Costamare Shipping or Shanghai Costamare, and, in certain cases, subject to our consent, a third-party sub-manager, pursuant to the Group Management Agreement and one or more ship-management agreements between the relevant vessel owning entities and the relevant managers. Our two affiliated managers are controlled by our chairman and chief executive officer.

Management Agreement

Costamare Shipping provides us with general administrative services, certain commercial services, D&O related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. The Group Management Agreement permits Costamare Shipping to subcontract certain of its obligations. Costamare Shipping, itself or through Shanghai Costamare, or, in certain cases, subject to our consent, a third-party sub-manager, provides our current fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping or, in certain cases, V.Ships Greece. In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Costamare Shipping, itself or through a sub-manager, controls the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement.

Reporting Structure

Our chairman and chief executive officer and chief financial officer supervise, in conjunction with our board of directors, the management of our operations by Costamare Shipping and Shanghai Costamare, as well as any third-party sub-managers. Costamare Shipping reports to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Compensation of Our Manager

Costamare Shipping receives a fee in 2014 of $919 per day or $460 per day in the case of a containership subject to a bareboat charter, for each containership, pro rated for the calendar days we own each containership, for providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers (but not for payment of such officers’ compensation) and for providing the relevant containership-owning subsidiaries with technical, commercial, insurance, accounting, provisioning, sale and purchase, chartering, crewing, bunkering and administrative services. In 2013 such amounts were $884 and $442, respectively. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform to affiliated sub-managers (such as Shanghai Costamare) or, subject to our consent, a third-party sub-manager (such as V.Ships Greece), either through subcontracting or by directing the sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including the salaries of our officers and employees and payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. We also pay to Costamare Shipping a flat fee of $700,000 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract, which is annually adjusted upward by 4% for the supervision of newbuild vessels contracted for after December 31, 2012, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet.

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

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for five consecutive one-year periods until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, after the initial term expiring on December 31, 2015, we are able to terminate the Group Management Agreement by providing 12 months’ written notice to Costamare Shipping that we wish to terminate the Group Management Agreement at the end of the then-current term.

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
71

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

Non-competition

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity without obtaining our prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping. With due regard to the Company’s interest in the efficient management of the Joint Venture vessels, we have consented to Costamare Shipping providing management services to the vessel-owning entities under the Framework Agreement. The Group Management Agreement does not prohibit Shanghai Costamare from providing commercial or technical management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

On August 7, 2013, the Company completed a public equity offering of its Series B Preferred Stock in which we issued 2,000,000 shares at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million.

On January 21, 2014, the Company completed a public equity offering of its Series C Preferred Stock in which we issued 4,000,000 shares at a public offering price of $25.00 per share. The net proceeds of this offering were $96.4 million.

Other Transactions

Konstantinos Konstantakopoulos holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own three containerships comparable to four of our vessels and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own three containerships comparable to three of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies will establish the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures, entered into the Framework Agreement with York to invest jointly in the acquisition of container vessels mutually agreed between us and York. York has agreed to invest up to $250 million in these mutually agreed transactions and we have agreed to invest a minimum of $75 million with an option to invest up to $240 million, for which we will receive between 25% and 49% of the equity in each vessel-owning entity (the percentage being proportionate to our relative contribution). As of February 17, 2014, York has invested $53.1 million and we have invested $40.8 in these transactions. The joint venture is expected to be each party’s exclusive joint venture for the acquisition of vessels in the container industry during a two-year investment period ending May 27, 2015 (or, if we and York so agree, a three-year investment period ending May 27, 2016). We reserve the right to acquire any vessels that York decides not to pursue and therefore are not acquired by jointly-owned entities under the Framework Agreement. Twelve of our containerships, including nine newbuilds and three existing Joint Venture vessels, have been acquired pursuant to the Framework Agreement. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We have consented to Costamare Shipping providing management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-owning entity formed under the Framework Agreement pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2013, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Agreement the amount of $1.07 million for services provided in accordance with the respective management agreements.

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

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014. We expect to pay the first dividend payment to holders of our Series C Preferred Stock on April 15, 2014.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, and $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

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

Set out below is a table showing the dividends and distributions paid in 2009, 2010, 2011, 2012 and 2013.

	Year ended December 31,
	2009	2010	2011	2012	2013	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$30.2	$10.0	$61.5	$73.1	$80.8	$255.6
Preferred Stock dividends paid	—	—	—	—	0.7	0.7
Distributions paid	131.0	—	—	—	—	131.0
Total	$161.2	$10.0	$61.5	$73.1	$81.5	$387.3

B. Significant Changes

See “Item 18. Financial Statements—Note 18. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Our common stock has been trading on the New York Stock Exchange under the symbol “CMRE” since November 4, 2010. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
November 4, 2010 to December 31, 2010	$14.46	$10.75
2011	18.11	11.39
2012	16.05	12.35
2013	18.92	14.44
First Quarter 2012	15.67	13.77
Second Quarter 2012	14.45	12.61
Third Quarter 2012	15.74	12.35
Fourth Quarter 2012	16.05	12.50
First Quarter 2013	16.54	14.44
Second Quarter 2013	17.49	15.37
Third Quarter 2013	18.46	16.73
Fourth Quarter 2013	18.92	16.29
August 2013	18.08	16.73
September 2013	18.32	17.08
October 2013	18.57	16.65
November 2013	18.92	17.25
December 2013	18.38	16.29
January 2014	19.64	17.80
February 1, 2014 to February 20, 2014	20.40	18.74

Our Series B Preferred Stock has been trading on the New York Stock Exchange under the symbol “CMRE PRB” since August 7, 2013. The following table shows the high and low closing sales prices for our Series B Preferred Stock during the indicated periods.

	Price Range
	High	Low
August 7, 2013 to December 31, 2013	$24.90	$22.20
Third Quarter 2013 (August 7, 2013 to September 30, 2013)	24.90	23.26
Fourth Quarter 2013	24.05	22.20
August 2013 (August 7, 2013 to August 31, 2013)	24.90	23.41
September 2013	24.25	23.26
October 2013	24.00	22.20
November 2013	24.05	23.26
December 2013	23.85	22.70
January 2014	24.10	22.80
February 1, 2014 to February 20, 2014	23.45	22.81
75

Our Series C Preferred Stock has trading on the New York Stock Exchange under the symbol “CMRE PRC” since January 22, 2014. The following table shows the high and low closing sales prices for our Series C Preferred Stock during the indicated periods.

	Price Range
	High	Low
January 22, 2014 to January 31, 2014	$24.90	$24.55
February 1, 2014 to February 20, 2014	25.00	24.65

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2013, 74,800,000 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2013: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; and 4,000,000 shares of Series C Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

Please see Note 14 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock and 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock and 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B and Series C Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

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

(a)	Management Agreement, dated November 3, 2010, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Group Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(b)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and CIEL Shipmanagement S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(c)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(d)	Restrictive Covenant Agreement, dated November 3, 2010, between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(e)	Stockholder Rights Agreement, dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(f)	Registration Rights Agreement, dated November 3, 2010, between Costamare Inc. and the Stockholders named therein. For a description of the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(g)	Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(h)	First Supplemental Agreement dated April 23, 2010 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(i)	Second Supplemental Agreement dated June 22, 2010 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(j)	Third Supplemental Agreement dated September 6, 2011 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(k)	Loan Agreement dated January 14, 2011 for a loan facility of up to US$203,343,000 in twelve advances and a guarantee facility of up to US$28,856,781 between DnB NOR Bank ASA, The Export-Import Bank of China and China Everbright Bank, as lenders, and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)	Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark Licensing Agreement”.

(m)	Facility Agreement dated August 16, 2011 (the “August 2011 Facility Agreement”) for a loan facility of up to US$229,200,000 in twelve advances between DnB NOR Bank ASA, ABN Amro Bank N.V., Bank of America N.A. and ING Bank as lenders and Quentin Shipping Co., Undine Shipping Co. and Sander Shipping Co., as joint and several borrowers, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(n)	Restrictive Covenant Agreement, dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(o)	Fourth Supplemental Agreement dated December 17, 2012 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(p)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.
81

(q)	Agreement Relating to Group Management Agreement and Ship Management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013, please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(r)	Framework Deed, dated May 15, 2013, among Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.

(s)	Fifth Supplemental Agreement dated May 28, 2013 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(t)	Sixth Supplemental Agreement dated August 30, 2013 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(u)	First Supplemental Agreement dated July 3, 2013 in relation to the August 2011 Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(v)	Second Supplemental Agreement dated September 13, 2013 in relation to the August 2011 Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

Each stockholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.

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

Qualified dividend income is taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

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

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, starting in 2013, for each year during which you own our common stock, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common stock.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2013 by approximately $3.8 million based upon our debt level during 2013.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2014	4.2
2015	3.9
2016	3.3
2017	2.6
2018	1.2

Interest Rate Swaps

In connection with certain of our credit facilities under which we pay a floating base rate of interest, we entered into interest rate swap agreements designed to decrease the fluctuation in our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by ASC 815 in order to designate these swaps, as of and after January 1, 2008, as hedging instruments, 27 of the 28 interest rate swaps to which we were a party as at December 31, 2012, and 26 of the 27 interest rate swaps to which we were a party as at December 31, 2013, qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to January 1, 2008, we recognized changes in the fair value of the interest rate swaps in current period earnings, as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

Set forth below is a table of our interest rate swap arrangements as of December 31, 2013.

(a) Interest rate swaps that meet the criteria for hedge accounting

Counterparty	Effective date		Termination date		Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2013
	(Amounts in thousands of U.S. dollars)
UNICREDIT	30/6/2008		30/06/2015		$425,000	4.03%p.a.	USD LIBOR 3M BBA	$(8,916)
UNICREDIT	30/6/2008		30/06/2015		75,000	4.03%p.a.	USD LIBOR 3M BBA	(1,573)
HSH	30/9/2008		30/06/2015		100,000	4.09%p.a.	USD LIBOR 3M BBA	(2,132)
COMMERZBANK	30/9/2008		30/06/2015		250,000	4.02%p.a.	USD LIBOR 3M BBA	(5,231)
CREDIT AGRICOLE	16/5/2008		16/05/2014		75,000	3.88%p.a.	USD LIBOR 6M BBA	(880)
CREDIT AGRICOLE	16/5/2008		16/05/2014		75,000	3.88%p.a.	USD LIBOR 6M BBA	(880)
RBS	21/2/2007		21/02/2017		85,000	Zero cost Interest rate Collar*		(7,771)
COMMERZBANK	30/6/2011		29/6/2018		50,000	3.45%p.a.	USD LIBOR 3M BBA	(12,933)
UNICREDIT	30/9/2011		29/6/2018		20,000	4.05%p.a.	USD LIBOR 3M BBA	(21,125)
HSH	28/9/2012		29/6/2018		40,000	3.60%p.a.	USD LIBOR 3M BBA	(3,737)
CREDIT AGRICOLE	22/8/2011		22/8/2018		65,000	2.79%p.a.	USD LIBOR 6M BBA	(3,015)
ING	31/1/2013		29/1/2021		133,700	3.51%p.a.	USD LIBOR 6M BBA	(9,981)
DNB	15/1/2014	**	15/1/2021	**	67,781	2.94%p.a.	USD LIBOR 3M BBA	(2,603)
89

DNB	15/2/2014	**	15/2/2021	**	67,781	2.99%p.a.	USD LIBOR 3M BBA	(2,595)
DNB	15/3/2014	**	15/3/2021	**	67,781	3.03%p.a.	USD LIBOR 3M BBA	(2,555)
DNB	5/4/2013		6/4/2020		30,000	2.39%p.a.	USD LIBOR 3M BBA	(754)
DNB	17/6/2013		15/6/2020		30,000	2.49%p.a.	USD LIBOR 3M BBA	(728)
DNB	15/8/2013		17/8/2020		30,000	2.58%p.a.	USD LIBOR 3M BBA	(878)
ING	15/8/2013		17/8/2020		30,000	2.41%p.a.	USD LIBOR 3M BBA	(606)
ING	5/4/2013		6/4/2020		30,000	2.24%p.a.	USD LIBOR 3M BBA	(522)
ING	17/6/2013		15/6/2020		30,000	2.32%p.a.	USD LIBOR 3M BBA	(467)
ABN	15/8/2013		17/8/2020		16,400	2.46%p.a.	USD LIBOR 3M BBA	(374)
ABN	17/6/2013		15/6/2020		16,400	2.38%p.a.	USD LIBOR 3M BBA	(304)
ABN	5/4/2013		6/4/2020		16,400	2.29%p.a.	USD LIBOR 3M BBA	(325)
DNB	28/6/2013		23/6/2020		76,400	1.53%p.a.	USD LIBOR 3M BBA	1,587
DNB	28/8/2013		28/8/2020		76,400	1.60%p.a.	USD LIBOR 3M BBA	1,492
							Total fair value	$(87,806)

*	Notional amount $85.0 million amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

**	Assuming effective date occurs at the middle of the three-month window period.

(b) Interest rate swaps that do not meet the criteria for hedge accounting

As of both December 31, 2012 and 2013, we had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value are reflected in earnings. More specifically, notional amount $100.0 million non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2012, the fair value of this swap was a liability of $21.9 million resulting in a loss of $1.6 million which is included in “Gain / (Loss) on derivative instruments” in the 2012 consolidated statement of income. At December 31, 2013, the fair value of this swap was a liability of $15.4 million resulting in a gain of $6.5 million which is included in “Gain / (Loss) on derivative instruments” in the 2013 consolidated statement of income.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2013, approximately 37% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2013, the Company had no outstanding Euro/U.S. dollar foreign currency agreements.

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

91

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2013. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

In making its assessment of our internal control over financial reporting as of December 31, 2013, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“COSO”).

Management concluded that, as of December 31, 2013, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is incorporated by reference into Item 15.C below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2013.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2012 and 2013.

The chart below sets forth the total amount billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services performed in 2012 and 2013 and breaks down these amounts by the category of service.

	2013	2012
Audit fees	€566,250	€574,875
Tax fees	€11,500	€24,150
Total fees	€577,750	€599,025

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2013 and for the review of the quarterly financial information, as well as in connection with the review of the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees in connection with the registration statement on Form F-3 filed with the SEC in January 2012, and with our follow-on public equity offerings completed in March and October 2012, amounted to €49,875 and are included in the 2012 total fees in the aforementioned table. Audit fees in connection with the registration statement on Form F-3 filed with the SEC in October 2013, as amended in November 2013, and with our Series B Preferred Stock offering completed in August 2013, amounted to €41,250 and are included in the 2013 total fees in the aforementioned table.

Tax fees

The full amount of tax fees in 2012 and 2013 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2012 and December 31, 2013.

Audit-related fees

No audit-related fees were billed in 2012 and 2013.

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

Amended NYSE Rules 303A.02 and 303A.05, which became operative in July 2013, contain new independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.

Audit Committee

Pursuant to NYSE Rule 303A.07, the New York Stock Exchange requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-30 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)
1.2	First Amended and Restated Bylaws(1)
4.1	Form of Management Agreement between the Company and Costamare Shipping Company S.A.(2)
4.2	Form of Ship Management Agreement between Costamare Shipping Company S.A. and CIEL Shipmanagement S.A.(2)
4.3	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)
4.4	Form of Restrictive Covenant Agreement between the Company and Konstantinos Konstantakopoulos(2)
4.5	Form of Stockholders Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC(2)
4.6	Form of Registration Rights Agreement between the Company and the Stockholders Named Therein(2)
4.7	Form of Trademark Licensing Agreement between the Company and Costamare Shipping Company S.A.(2)
4.8	Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower(2)
4.9	First Supplemental Agreement dated April 23, 2010 in relation to the Facility Agreement(2)
4.10	Second Supplemental Agreement dated June 22, 2010 in relation to the Facility Agreement(2)
4.11	Third Supplemental Agreement dated September 6, 2011 in relation to the Facility Agreement(4)
4.12	Facility Agreement dated January 14, 2011 for (i) a loan facility of up to US$203,343,000 and (ii) a guarantee facility of up to US$28,856,781 among the lenders and financial institutions set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent, account bank, swap provider and co-arranger, The Export-Import Bank of China as co-arranger and issuing bank, and Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as joint and several borrowers(3)
4.13	Facility Agreement dated August 16, 2011 (the “August 2011 Facility Agreement”) for a loan facility of up to US$229,200,000 among the lenders and swap providers set out on Schedule I thereto, DnB NOR Bank ASA as agent, security agent and account bank, and Quentin Shipping Co., Undine Shipping Co. and Sander Shipping Co., as joint and several borrowers(4)
4.14	Form of Restrictive Covenant Agreement between the Company and Konstantinos Zacharatos(1)
4.15	Fourth Supplemental Agreement dated December 17, 2012 in relation to the Facility Agreement(1)
4.16	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)
4.17	Agreement Relating to Group Management Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013(1)
4.18	Framework Deed, dated May 15, 2013, among Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(4)
4.19	Fifth Supplemental Agreement dated May 28, 2013 in relation to the Facility Agreement
4.20	Sixth Supplemental Agreement dated August 30, 2013 in relation to the Facility Agreement
4.21	First Supplemental Agreement dated July 3, 2013 in relation to the August 2011 Facility Agreement
4.22	Second Supplemental Agreement dated September 13, 2013 in relation to the August 2011 Facility Agreement
8.1	List of Subsidiaries of Costamare Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer
13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
95

Exhibit No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), filed with the SEC on November 1, 2010, and hereby incorporated by reference to such Registration Statement.

(3)	Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 22, 2011 and hereby incorporated by reference to such Annual Report.

(4)	Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on February 29, 2012 and hereby incorporated by reference to such Annual Report.

(5)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K for the month of May 2013, filed with the SEC on May 29, 2013 and hereby incorporated by reference to such Report.

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

Dated: February 21, 2014

97

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), COSTAMARE INC.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

February 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). COSTAMARE INC.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, COSTAMARE INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 21, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

February 21, 2014

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2012 and 2013

(Expressed in thousands of U.S. dollars)

	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,321	$93,379
Restricted cash	5,330	9,067
Accounts receivable, net (Note 2(g))	2,237	16,145
Inventories (Note 5)	9,398	11,005
Due from related parties (Note 3)	2,616	2,679
Fair value of derivatives (Notes 18 and 19)	165	—
Insurance claims receivable	1,454	1,429
Accrued charter revenue (Note 12)	5,100	409
Prepayments and other	1,862	2,450
Vessel held for sale	4,441	—
Total current assets	299,924	136,563
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	339,552	240,871
Vessels, net (Note 7)	1,582,345	2,187,388
Total fixed assets, net	1,921,897	2,428,259
NON-CURRENT ASSETS:
Investment in affiliates (Notes 9 and 10)	—	23,732
Accounts receivable, non-current, net (Note 2(g))	—	7,334
Deferred charges, net (Note 8)	34,099	29,864
Restricted cash	41,992	49,826
Accrued charter revenue, non-current (Note 12)	13,422	10,264
Total assets	$2,311,334	$2,685,842
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$162,169	$206,717
Accounts payable	5,882	5,814
Accrued liabilities	9,292	14,386
Unearned revenue (Note 12)	5,595	9,601
Fair value of derivatives (Notes 18 and 19)	55,701	55,322
Other current liabilities (Note 7)	10,772	3,140
Total current liabilities	249,411	294,980
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 11)	1,399,720	1,660,859
Fair value of derivatives, net of current portion (Notes 18 and 19)	125,110	47,890
Unearned revenue, net of current portion (Note 12)	16,641	25,164
Total non-current liabilities	1,541,471	1,733,913
COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	8	8
Additional paid-in capital (Note 14)	714,100	762,142
Accumulated deficit	(40,814)	(20,047)
Accumulated other comprehensive loss (Notes 18 and 20)	(152,842)	(85,154)
Total stockholders’ equity	520,452	656,949
Total liabilities and stockholders’ equity	$2,311,334	$2,685,842

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Income

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

	2011	2012	2013
REVENUES:
Voyage revenue	$382,155	$386,155	$414,249
EXPENSES:
Voyage expenses	(4,218)	(5,533)	(3,484)
Voyage expenses—related parties (Note 3)	(2,877)	(2,873)	(3,139)
Vessels’ operating expenses	(110,359)	(112,462)	(115,998)
General and administrative expenses	(3,958)	(3,045)	(7,517)
General and administrative expenses – related parties (Note 3)	(1,000)	(1,000)	(1,000)
Management fees—related parties (Note 3)	(15,349)	(15,171)	(16,580)
Amortization of dry-docking and special survey costs (Note 8)	(8,139)	(8,179)	(8,084)
Depreciation (Note 7)	(78,803)	(80,333)	(89,958)
Gain / (Loss) on sale / disposal of vessels, net (Note 7)	13,077	(2,796)	518
Foreign exchange gains / (losses), net	133	110	8
Operating income	170,662	154,873	169,015
OTHER INCOME (EXPENSES):
Interest income	477	1,495	543
Interest and finance costs (Note 16)	(75,441)	(74,734)	(74,533)
Equity in net earnings of investments (Note 10)	—	—	692
Other, net	603	(43)	822
Gain / (Loss) on derivative instruments, net (Note 18)	(8,709)	(462)	6,548
Total other income (expenses)	(83,070)	(73,744)	(65,928)
Net Income	$87,592	$81,129	$103,087
Earnings allocated to Preferred Stock	—	—	(1,536)
Net income available to Common Stockholders	$87,592	$81,129	$101,551
Earnings per common share, basic and diluted (Note 15)	$1.45	$1.20	$1.36
Weighted average number of shares, basic and diluted	60,300,000	67,612,842	74,800,000

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of U.S. dollars)

	2011	2012	2013

Net income for the year	$87,592	$81,129	$103,087
Other comprehensive income / (loss)
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	(55,482)	(8,509)	70,886
Reclassification adjustment for gain / (loss) on available for sale securities in net income	(8)	—	—
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 11 and 20)	(2,752)	(3,196)	(3,253)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	—	—	55
Other comprehensive income / (loss) for the year	$(58,242)	$(11,705)	$67,688
Total comprehensive income for the year	$29,350	$69,424	$170,775

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Stockholder’s Equity

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series B)		Common Stock		Additional	Accumulated	Retained Earnings
	# of shares	Par value	# of shares	Par value	Paid-in Capital	Comprehensive Income/(Loss)	(Accumulated Deficit)	Total

BALANCE, January 1, 2011	—	$—	60,300,000	$6	$519,971	$(82,895)	$(74,940)	$362,142
- Net income	—	—	—	—	—	—	87,592	87,592
- Dividends - Common stock	—	—	—	—	—	—	(61,506)	(61,506)
- Other comprehensive income / (loss)	—	—	—	—	—	(58,242)	—	(58,242)
BALANCE, December 31, 2011	—	$—	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	—	—	—	—	—	—	81,129	81,129
- Dividends –Common stock	—	—	—	—	—	—	(73,089)	(73,089)
- Other comprehensive income / (loss)	—	—	—	—	—	(11,705)	—	(11,705)
- Follow-on offerings proceeds, net	—	—	14,500,000	2	194,800	—	—	194,802
- Follow-on offerings expenses	—	—	—	—	(671)	—	—	(671)
BALANCE, December 31, 2012	—	$—	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	—	—	—	—	—	—	103,087	103,087
- Preferred stock Series B issuance	2,000,000	—	—	—	48,425	—	—	48,425
- Preferred stock Series B expenses	—	—	—	—	(383)	—	—	(383)
- Dividends –Common stock	—	—	—	—	—	—	(80,784)	(80,784)
- Dividends –Preferred stock	—	—	—	—	—	—	(1,536)	(1,536)
- Other comprehensive income / (loss)	—	—	—	—	—	67,688	—	67,688
BALANCE, December 31, 2013	2,000,000	$—	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2012 and 2013

(Expressed in thousands of U.S. dollars)

	2011	2012	2013
Cash Flows From Operating Activities:
Net income:	$87,592	$81,129	$103,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	78,803	80,333	89,958
Allowance for doubtful amounts	—	—	3,703
Amortization and write off of financing costs	2,747	1,157	1,569
Amortization of deferred dry-docking and special survey	8,139	8,179	8,084
Amortization of unearned revenue	(650)	(431)	—
Net settlements on interest rate swaps qualifying for cash flow hedge	(2,752)	(3,196)	(3,253)
Loss / (Gain) on derivative instruments	8,709	462	(6,548)
Loss / (Gain) on sale / disposal of vessels, net	(13,077)	2,796	(518)
Loss on sale of investments	8	—	—
Equity in net earnings of investments	—	—	(692)
Changes in operating assets and liabilities:
Accounts receivable	1,210	(87)	(22,737)
Due from related parties	(2,288)	969	(63)
Inventories	199	(63)	(1,607)
Insurance claims receivable	(2,329)	1,622	25
Prepayments and other	518	48	(854)
Accounts payable	(71)	1,825	(68)
Accrued liabilities	665	(1,162)	4,337
Unearned revenue	2,888	(901)	3,194
Other current liabilities	677	344	277
Dry-dockings	(6,122)	(11,171)	(6,189)
Accrued charter revenue	30,313	6,261	14,976
Net Cash provided by Operating Activities	195,179	168,114	186,681
Cash Flows From Investing Activities:
Investment in affiliates	—	—	(8,707)
Proceeds from the sale of subsidiary	—	—	16,044
Advances for vessel acquisitions	(148,373)	(191,179)	(590,431)
Vessels acquisitions / Additions to vessel cost	(190,209)	(74,053)	(51,853)
Proceeds from sale of available for sale securities	6,082	—	—
Proceeds from the sale of vessels, net	48,742	28,723	13,891
Net Cash used in Investing Activities	(283,758)	(236,509)	(621,056)
Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	—	194,131	48,042
Proceeds from long-term debt	226,293	288,639	469,356
Repayment of long-term debt	(124,610)	(170,170)	(163,669)
Payment of financing costs	(9,233)	(547)	(210)
Dividends paid	(61,506)	(73,089)	(81,515)
Increase in restricted cash	(4,143)	(1,244)	(11,571)
Net Cash provided by Financing Activities	26,801	237,720	260,433
Net increase / (decrease) in cash and cash equivalents	(61,778)	169,325	(173,942)
Cash and cash equivalents at beginning of the year	159,774	97,996	267,321
Cash and cash equivalents at end of the year	$97,996	$267,321	$93,379
Supplemental Cash Information:
Cash paid during the year for interest	$20,783	$28,269	$31,215

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At December 31, 2013, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate. Furthermore, on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2012 and 2013, the Company owned and operated a fleet of 47 and 52 container vessels, respectively, with a total carrying capacity of approximately 239,498 TEU and 295,872 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2013, Costamare had 86 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for one incorporated in the Republic of the Marshall Islands, out of which 52 operate vessels, 28 sold or disposed their vessels and are dormant, three were established in 2010 to be used for the acquisition of three newbuild vessels (Note 6), two were established to be used for future vessel acquisitions and one was established in 2013 to participate in investments (Note 9).

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

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation,” (formerly Accounting Research Bulletin (“ARB”) No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2012 and 2013 no such interest existed.

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

(c) Comprehensive Income / (Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

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

(g) Receivables: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2012 and 2013, is nil and $1,495, respectively.

(h) Inventories: Inventories consist of bunkers, lubricants and spare parts (propellers and tail shafts) which are stated at the lower of cost or market on a consistent basis. Cost incurred to bring inventories to their present location and condition is determined by the first in, first out method.

(i) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation.

(j) Available-for-Sale Securities: Investments consisting of marketable government bonds (see Note 4) are classified as available-for-sale securities and reported at fair value as determined based on quoted market prices. Those investments with maturities of less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. Unrealized gains and losses are reported in the statement of comprehensive income, with realized gains and losses recognized upon sale of the security and reported in investment income.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (in the range of $0.150 to $0.300 per light weight ton). Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

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

As of December 31, 2012 and 2013, the Company concluded that, as conditions in the worldwide shipping industry remain highly volatile, indicators existed which triggered the existence of potential impairment of its long-lived assets. These indicators included deterioration in the spot market, vessels’ market values and the potential impact the current marketplace may have on its future operations. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value. The Company’s strategy is mainly to charter its vessels under long-term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 3.30% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 3.50% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012, as provided under the Company’s management agreements, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 30 days depending on the size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be in the range from $0.150 to $0.300 per light weight ton in accordance with the vessels’ depreciation policy.

The Company’s assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2012 and 2013, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2011, 2012 or 2013.

(n) Reporting Assets held-for-sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2012 and 2013, one vessel and no vessels, respectively, were classified as held-for-sale.

(o) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written off to the statement of income.

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

(q) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non current assets), investments in affiliates and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and investments in affiliates by performing ongoing credit evaluations of its customers’ and affiliates’ financial condition and generally does not require collateral for its accounts receivable.

(r) Voyage Revenues: Voyage revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable.

Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the sea passage for the next fixed cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable charter agreement between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated, as well as revenue recognized based on the average hire rate as derived from the entire duration of the charter party, rather than being recognized on the per year hire rates provided in the charter party when the daily hire rate decreases over time.

Revenues for 2011, 2012 and 2013, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2011	2012	2013
A	18%	24%	24%
B	34%	33%	31%
C	16%	17%	16%
D	10%	10%	9%
E	6%	7%	13%
Total	84%	91%	93%

(s) Voyage Expenses: Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements and commissions and fees, which are always paid for by the Company, regardless of the charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(t) Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

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

(v) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2013. Earnings per share attributable to common equity holders is adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

(w) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines, and provides guidance as to the measurement of, fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 18 and 19).

ASC 825 “Financial Instruments”, permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008, at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

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

(y) Investments in Affiliate: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the affiliate.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of the Company’s officers. Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate.

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), which is also controlled by Mr. Konstantakopoulos, or through or together with a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. Up to April 2013, Costamare Shipping also provided such services through Ciel Shipmanagement S.A. (“CIEL”), another company controlled by Mr. Konstantakopoulos. We refer to Costamare Shipping and Shanghai Costamare and, up to April 2013, CIEL as our “affiliated managers”.

Pursuant to the management agreement, Costamare Shipping receives a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it receives a daily fee of $0.884 since January 1, 2013 ( $0.850 for 2012 and 2011), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel, (ii) for each containership subject to a bareboat charter it receives a daily fee of $0.442 since January 1, 2013 ($0.425 for 2012 and 2011), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel.

The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company, provided that such flat fee (which is fixed at the time of the ordering of any newbuild and remains constant until its delivery) will be annually adjusted upwards by 4% for any vessels ordered after December 31, 2012, with further annual increases permitted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases, and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012 and is thereafter annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell has provided technical, crewing, provisioning, bunkering, sale and purchase

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels (including all container vessels previously managed by CIEL), pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. Costamare Shipping remains the head manager for all vessels owned by the Company.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement. As at December 31, 2013, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 18 Costamare Inc. vessels.

Management fees charged by the Manager in the years ended December 31, 2011, 2012 and 2013, amounted to $12,038, $12,208 and $15,570, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $3,139 for the year ended December 31, 2013 ($2,873 for the year ended December 31, 2012 and $2,877 for the year ended December 31, 2011), representing a fee of 0.75% on all gross revenues, as provided in the management agreements with each subsidiary, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statements of income for the years ended December 31, 2011, 2012 and 2013, respectively, (ii) $1,000 for the services of the Company’s officers in aggregate, which is separately reflected as General and administrative expenses-related parties in the accompanying consolidated statements of income for the year ended December 31, 2013 ($1,000 for the year ended December 31, 2012 and $1,000 for the year ended December 31, 2011) and (iii) $2,450 supervision fees for seven newbuild vessels, which is included in Advances for vessels acquisition in the accompanying 2013 consolidated balance sheet ($3,500 for ten vessels which is recorded in Advances for vessels acquisition in the accompanying 2012 consolidated balance sheet). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided the amount of $1,350 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current in the accompanying 2013 consolidated balance sheet.

During the year ended December 31, 2013, the Manager charged in aggregate to the companies established pursuant to the Framework Agreement (Notes 9 and 10) the amount of $1,070 for services provided in accordance with the respective management agreements.

The balance due from the Manager at December 31, 2012 and 2013, amounted to $1,561 and $2,076, respectively, which are included in Due from related parties in the accompanying 2012 and 2013 consolidated balance sheets.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012, Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL was not part of the consolidated group of the Company but was an affiliated manager up to April 2013. CIEL, up to April 2013, provided the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel ($0.600 in 2012 and 2011). CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. As of December 31, 2013, CIEL did not provide technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any (twelve at December 31, 2012) of the Company’s containerships. Management fees charged by CIEL in 2011, 2012 and 2013 amounted to $3,311, $2,963 and $1,010, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2012 and 2013, amounted to $1,055 and $603, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of December 31, 2013, Shanghai Costamare provided such services to nine (nine as of December 31, 2012) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2012 and 2013.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

4. Investments:

As at December 31, 2010, the Company held, at fair value, a Province of Ontario bond amounting to $6,080 upon maturity of which, on February 22, 2011, the Company collected the amount of $6,082 and the amount of $8 was transferred to Interest Income from Other Comprehensive Income in the accompanying 2011 consolidated statement of income.

5. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2013
Bunkers	268	303
Lubricants	7,448	9,044
Spare parts	1,682	1,658
Total	9,398	11,005

6. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between January 2014 and April 2014 (Note 21(c)) and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed with respect to the three 9,403 TEU vessels discussed in the preceding paragraph. The newbuild vessels MSC Athens (Hull S4010) and MSC Athos (Hull S4011) were delivered to the Company on March 14, 2013 and April 8, 2013, respectively, and the amount of $196,675, in aggregate, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, MSC Athens and MSC Athos commenced their ten-year charter party employment.

On April 20, 2011, the Company, through its five wholly-owned subsidiaries Quentin Shipping Co., Raymond Shipping Co., Sander Shipping Co., Terance Shipping Co. and Undine Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels (Hulls S4020, S4021, S4022, S4023 and S4024), each of approximately 8,827 TEU capacity. The Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010, for the three approximately 9,403 TEU vessels discussed above. The newbuild vessels Valor (Hull S4020), Value (Hull S4021), Valiant (Hull S4022), Valence (Hull S4023) and Vantage (Hull S4024) were delivered to the Company on June 3, 2013, June 25, 2013, August 5, 2013, September 2, 2013 and November 8, 2013, respectively, and the amount of $492,437, in aggregate, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, Valor, Value, Valiant, Valence and Vantage commenced their long-term charter party employment.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their deliveries, of which $896,825 was paid up to December 31, 2013 ($324,329 paid up to December 31, 2012 and $143,131 paid during the year ended December 31, 2011).

The amount of $339,552 and $240,871 is included in Advances for vessel acquisitions in the accompanying 2012 and 2013 consolidated balance sheets, respectively and represents amounts paid to the shipyards and other costs, as analyzed below:

	2012	2013
Pre-delivery installments	324,329	896,825
Capitalized interest and finance costs	8,053	15,898
Other capitalized costs	7,170	17,260
Transferred to Vessels, net	—	(689,112)
Total	339,552	240,871

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

The shipbuilding contracts in respect of the vessels under construction as at December 31, 2013, have been assigned to the lending banks as security under the loans discussed in Note 11.

7. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	2,148,860	(617,250)	1,531,610
Depreciation	—	(78,803)	(78,803)
Vessel acquisitions and other vessels’ cost	194,040	—	194,040
Disposals	(44,792)	16,832	(27,960)
Balance, December 31, 2011	2,298,108	(679,221)	1,618,887
Depreciation	—	(80,333)	(80,333)
Transfer to assets held for sale	(25,000)	20,697	(4,303)
Vessel acquisitions and other vessels’ cost	74,053	—	74,053
Disposals	(43,125)	17,166	(25,959)
Balance, December 31, 2012	2,304,036	(721,691)	1,582,345
Depreciation	—	(89,903)	(89,903)
Vessel acquisitions and other vessels’ cost	51,853	—	51,853
Transfer from advances for vessel acquisitions	689,112	—	689,112
Derecognition of vessels	(29,659)	53	(29,606)
Disposals	(54,343)	37,930	(16,413)
Balance, December 31, 2013	2,960,999	(773,611)	2,187,388

During the year ended December 31, 2011, the Company acquired the secondhand containerships Prosper, MSC Reunion, MSC Sierra II, MSC Namibia II, MSC Romanos and MSC Methoni at an aggregate cost of $154,826.

During the year ended December 31, 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra, MSC Sudan, MSC Fado, MSC Tuscany and Garden, while the vessel Rena was determined to be a constructive total loss (“CTL”) for insurance purposes in October 2011. From the sale of these six vessels and the CTL of Rena, the Company received in aggregate $48,742 and recognized an aggregate gain of $13,077 (including the effect of a provision recorded for potential costs associated with the grounding of Rena), which is included in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2011 consolidated statement of income.

During the year ended December 31, 2012, the Company acquired five secondhand containerships, MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini at an aggregate price of $73,000.

During the year ended December 31, 2012, the Company sold for scrap the container vessels Gather, Gifted, Genius I and Horizon at an aggregate price of $22,110 and recognized a net loss of $2,796 (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of Rena), which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2012 statement of income.

During the year ended December 31, 2013, the Company took delivery from the shipyard of the seven newbuild container vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage at an aggregate cost of $689,112 (Note 6). Furthermore, during the year ended December 31, 2013, the Company acquired the four secondhand container vessels Venetiko, Petalidi, Ensenada Express and X-Press Padma at an aggregate price of $51,853. On July 12, 2013, pursuant to the Framework Agreement (Notes 9 and 10), York (as defined below) participated with 51% interest in the share capital of the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma (Note 10). As at that date, the net book value of these vessels was $29,606, in aggregate.

On December 3, 2012, the Company contracted to sell for scrap the vessel MSC Washington at a sale price of $8,154. The vessel was delivered to her scrap buyers on January 2, 2013. As of December 31, 2012, the Company had received the total sale price from the scrap buyers amounting to $7,909, net of expenses related to the sale, which is included in Other current liabilities in the 2012 consolidated balance sheet. During the year ended December 31, 2013, the Company sold for scrap the container vessels MSC Austria and MSC Antwerp at an aggregate sale price of $15,655. From the aforementioned 2013 sales, the Company recognized a net gain of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

$518, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2013 consolidated statement of income.

As of December 31, 2013, one of the Company’s vessels, having total carrying value of $4,751 was fully depreciated.

Forty-nine of the Company’s vessels, having a total carrying value of $2,051,038 as of December 31, 2013, have been provided as collateral to secure the long-term debt discussed in Note 11.

8. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, January 1, 2011	5,437	25,430	30,867
Additions	9,233	6,122	15,355
Amortization	(2,747)	(8,139)	(10,886)
Write-off	—	(2,695)	(2,695)
Balance, December 31, 2011	11,923	20,718	32,641
Additions	547	11,171	11,718
Amortization	(1,143)	(8,179)	(9,322)
Write-off	(14)	(786)	(800)
Transfer to assets held for sale	—	(138)	(138)
Balance, December 31, 2012	11,313	22,786	34,099
Additions	210	6,189	6,399
Amortization	(1,569)	(8,084)	(9,653)
Derecognition of deferred charges	—	(553)	(553)
Write-off	—	(428)	(428)
Balance, December 31, 2013	9,954	19,910	29,864

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 11. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the years ended December 31, 2011, 2012 and 2013, eight, nine and eight vessels (including the Petalidi (Note 10)), respectively, underwent their special survey.

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Agreement”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition of container vessels. Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures has agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elects to invest, it is expected that it will hold between 25% and 49% of the equity in the entities that will be formed under the Framework Agreement (the “affiliate ship-owning companies”) and York will hold the balance. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Agreement, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as defined therein. At that time, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. The Company accounts for the entities formed under the Framework Agreement as equity investments. As at December 31, 2013, the Company holds a range of 25% to 49% of the capital stock of eight jointly-owned companies formed pursuant to the Framework Agreement with York (Note 10).

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

10. Investments in Affiliate:

The affiliate ship-owning companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

		Participation %	Year Established
Entity	Vessel/Hull	December 31, 2013	/Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	X-Press Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Connell Maritime Co.	n/a	40%	December 18, 2013

On July 12, 2013, in accordance with the Framework Agreement, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies. There was no difference between (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.

Furthermore, in July 2013, Costamare Ventures participated with 49% in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 9,000 TEU container vessels, subject to upgrade, by contributing $8,707, in the aggregate.

The summarized financial information of the affiliates is as follows:

December 31, 2013
Non-current assets	49,072
Current assets	3,184
52,256

Current liabilities	2,196

Period July 12, 2013 to
December 31, 2013
Voyage revenue	5,580
Net Income	1,410

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			2012	2013
1.	Credit Facility		767,164	675,774
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	109,500	100,500
	2.	Mas Shipping Co.	54,750	47,000
	3.	Montes Shipping Co. and Kelsen Shipping Co.	102,000	90,000
	4.	Marathos Shipping Inc.	—	—
	5.	Capetanissa Maritime Corporation	60,000	55,000
F-19

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

6.	Rena Maritime Corporation	57,500	52,500
7.	Bullow Investments Inc.	—	—
8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co.	—	—
9.	Costamare Inc.	103,986	90,100
10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	32,199	146,295
11.	Costamare Inc.	53,480	129,243
12.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	61,120	224,107
13.	Raymond Shipping Co. and Terance Shipping Co.	45,840	148,707
14.	Costamare Inc.	114,350	108,350
		794,725	1,191,802
	Total	1,561,889	1,867,576
	Less-current portion	(162,169)	(206,717)
	Long-term portion	1,399,720	1,660,859

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Following the sale of MSC Antwerp (ex. Sophia Britannia) (Note 7) the Company, on September 30, 2013, repaid $1,500 of the Facility.

The outstanding balance of the Facility as of December 31, 2013, is repayable in 18 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,260 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company’s subsidiaries guarantors and the mortgages over their vessels and replaced them with mortgages over two other vessels. On May 28, 2013, the Company entered into a fifth supplemental agreement under which the bank agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, the Company entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantor and the mortgage over its vessel and replaced it with mortgages over two other vessels.

The Facility, as of December 31, 2013, was secured with, among others, first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.

The Facility and certain of the term loans described under Note 11.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000 and (v) the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis. The Company’s other term loans described under Note 11.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at December 31, 2013, the outstanding balance of the loan of $100,500 is repayable in 9 equal semi-annual installments of $4,500, each from May 2014 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2013, the outstanding balance of the loan of $47,000 is

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

repayable in 9 variable semi-annual installments from February 2014 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2013, the outstanding balance of the loan of $90,000 is repayable in 8 equal semi-annual installments of $6,000 each from June 2014 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel MSC Mandraki (ex. Maersk Mandraki). The loan was fully repaid on November 16, 2012.

5. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2013, the outstanding balance of the loan of $55,000 is repayable in 10 equal semi-annual installments of $2,500 each from February 2014 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

6. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2013, the outstanding balance of the loan of $52,500 is repayable in 9 equal semi-annual installments of $2,500 each from February 2014 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel MSC Mykonos (ex. Maersk Mykonos). The loan was fully repaid on November 16, 2012.

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

9. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of December 31, 2013, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, Koroni and Kyparissia, respectively. As at December 31, 2013, the outstanding balance of the tranche (a) of the loan of $29,837.5 is repayable in 23 equal quarterly installments of $962.5 from February 2014 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at December 31, 2013, the outstanding balance of the tranche (b) of the loan of $33,600 is repayable in 24 equal quarterly installments of $1,050 from January 2014 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at December 31, 2013, the outstanding balance of the tranche (c) of the loan of $17,325 is repayable in 25 equal quarterly installments of $525 from February 2014 to February 2020 and a balloon payment of $4,200 payable together with the last installment. As at December 31, 2013, the outstanding balance of the tranche (d) of the loan of $4,668.8 is repayable in 6 equal quarterly installments of $466.9 from February 2014 to May 2015 and a balloon payment of $1,867.4 payable together with the last installment. As at December 31, 2013, the outstanding balance of the tranche (e) of the loan of $4,668.8 is repayable in 6 equal quarterly installments of $466.9 from February 2014 to May 2015 and a balloon payment of $1,867.4 payable together with the last installment.

10. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of December 31, 2013, the Company has drawn the amount of $48,765 (tranche (a) – H1068A) (Note 21), $48,765 (tranche (b) – H1069A) and $48,765 (tranche (c) – H1070A), in order to partly refinance the second installment and fully finance the third and fourth pre-delivery installment of hulls H1068A, H1069A and H1070A.

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

11. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011 (Note 6). In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of Hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of Hulls S4010 and S4011. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at December 31, 2013, the outstanding balance of the loan of $129,243 is repayable in 15 equal semi-annual installments of $4,456.7 from January 2014 until January 2021 and a balloon payment of $62,392.5 payable together with the last installment.

12. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024 (Note 6). The drawdown of the facility will be made in three tranches, one for each Hull. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of Hulls S4020, S4022 and S4024. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $38,200 in order to partly finance the second and the third pre-delivery installments of Hulls S4020, S4022 and S4024. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $168,080 in order to partly finance the third pre-delivery and the delivery final installments of Hulls S4020 (Valor), S4022 (Valiant) and S4024 (Vantage), which were delivered to the Company on June 3, 2013, August 5, 2013 and November 8, 2013, respectively. As at December 31, 2013, the outstanding balance of the tranche (a) of $73,853.2 relating to Hull S4020 (Valor), is repayable in 26 equal quarterly installments of $1,273.4 from January 2014 to April 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at December 31, 2013, the outstanding balance of the tranche (b) of $73,853.3 relating to Hull S4022 (Valiant), is repayable in 26 equal quarterly installments of $1,273.4 from March 2014 to June 2020 and a balloon payment of $40,744.9 payable together with the last installment. As at December 31, 2013, the outstanding balance of the tranche (c) of $76,400 relating to Hull S4024 (Vantage) is repayable in 28 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from February 2014 to November 2020.

13. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023 (Note 6). On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of Hulls S4021 and S4023. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $30,560 in order to partly finance the second and third pre-delivery installments of Hulls S4021 and S4023. Furthermore, during the year ended December 31, 2013 the Company drew down in the aggregate the amount $106,960 in order to partly finance the final installments of Hulls S4021 (Value) and S4023 (Valence), which vessels were delivered to the Company on June 25, 2013, and September 2, 2013, respectively. As at December 31, 2013, the outstanding balance of the tranche (a) of $73,671.4 relating to Hull S4021 (Value), is repayable in 26 equal quarterly installments of $1,364.3 from March 2014 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at December 31, 2013, the tranche (b) of the loan of $75,035.7 relating to Hull S4023 (Valence) and is repayable in 27 equal quarterly installments of $1,364.3 from February 2014 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

14. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck which was drawn down in August 2012 upon the delivery of the vessel. As at December 31, 2013, the outstanding balance of $108,350 is repayable in 20 quarterly variable consecutive installments from March 2014 to December 2018 and a balloon payment of $47,850 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and, (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and restrictions in dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

The annual principal payments required to be made after December 31, 2013, are as follows:

Year ending December 31,	Amount
2014	206,717
2015	211,445
2016	201,343
2017	243,343
2018	582,390
2019 and thereafter	422,338
1,867,576

The interest rates of Costamare’s long-term debt at December 31, 2011, 2012 and 2013, were in the range of 1.21%-6.75%, 2.71%-6.75% and 1.25%-6.75%, respectively. The weighted average interest rate as at December 31, 2011, 2012 and 2013, was 4.8%, 4.4% and 4.3%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 16) for 2011, 2012 and 2013, amounted to $73,597, $76,831 and $81,471, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2011, $5,525 was capitalized and is included (a) in Advances for vessel acquisitions ($2,773) and (b) in the statement of comprehensive income / (loss) ($2,752), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2012, $8,476 was capitalized and is included (a) in Advances for vessel acquisitions ($5,280) in the accompanying 2012 consolidated balance sheet and (b) in the statement of comprehensive income/ (loss) ($3,196), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2013, $11,098 was capitalized and is included (a) in Advances for vessel acquisitions ($7,845) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income / (loss) ($3,253), representing net settlements on interest rate swaps qualifying for cash flow hedge.

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2012 and 2013, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2012, the net accrued charter revenue totaling to $288 is comprised of $5,100 separately reflected in Current assets, $13,422 separately reflected in Non-current assets, and $18,234 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2012 consolidated balance sheet. As at December 31, 2013, the net accrued charter revenue, reduced by the allowance for doubtful amounts of $2,208, totaling to ($16,896) is comprised of $409 separately reflected in Current assets, $10,264 separately reflected in Non-current assets, and $27,569 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2013 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year is as follows:

Year ending December 31,	Amount
2014	(1,996)
2015	(4,425)
2016	(9,431)
2017	(9,639)
2018	(237)
2019 and thereafter	8,832
(16,896)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2012 and 2013, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

	2012	2013
Hires collected in advance	4,002	7,196
Charter revenue resulting from varying charter rates	18,234	27,569
Total	22,236	34,765
Less current portion	(5,595)	(9,601)
Non-current portion	16,641	25,164

13. Commitments and Contingencies:

(a) Long-term time charters: As at December 31, 2013, the Company has entered into time charter arrangements on all of its vessels in operation, including the three hulls under construction, with the exception of vessel Konstantina, with international liner operators. These arrangements as at December 31, 2013, have remaining terms of up to 121 months (including the time charter agreements for vessels under construction as at December 31, 2013). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2014	468,546
2015	446,855
2016	417,343
2017	371,709
2018	198,759
2019 and thereafter	429,611
2,332,823

(b) As at December 31, 2013, as further disclosed in Note 6, the Company has entered into three shipbuilding contracts for the construction and acquisition of three newbuild vessels. The total aggregate price for all three newbuild vessels is $285,240, payable in installments until their deliveries. The remaining balance as of December 31, 2013 of $57,048 is payable in 2014.

Furthermore, pursuant to the Framework Agreement the Company has a contractual commitment of approximately $120,977 representing 49% of the remaining construction cost of two vessels under construction and 25% of the construction cost of two vessels under construction (Note 10).

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. One of the Company’s charterers, Zim Integrated Shipping Services (“ZIM”), is engaged in ongoing discussions with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Costamare is participating in these discussions which could result in concessions or modification to the existing charter arrangements with ZIM or could result in Costamare taking remedial actions under the charter agreements with ZIM.

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

14. Common Stock, Preferred Stock and Additional Paid-In Capital:

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

For the year ended December 31, 2013

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

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012 and August 2013 and the net proceeds obtained for those shares.

(d) Dividends paid: During the year ended December 31, 2012, the Company declared and paid to its common stockholders, (i) the amount of $16,281 or $0.27 per common share for the fourth quarter of 2011, (ii) the amount of $18,306 or $0.27 per common share for the first quarter of 2012 and (iii) the amount of $18,306 or $0.27 per common share for the second quarter of 2012 and (iv) the amount of $20,196 or $0.27 per common share for the third quarter of 2012. During the year ended December 31, 2013, the Company declared and paid to its common stockholders, (i) the amount of $20,196 or $0.27 per common share for the fourth quarter of 2012, (ii) the amount of $20,196 or $0.27 per common share for the first quarter of 2013, (iii) the amount of $20,196 or $0.27 per common share for the second quarter of 2013 and (iv) the amount of $20,196 or $0.27 per common share for the third quarter of 2013. During the year ended December 31, 2013, the Company declared and paid to its holders of Series B Preferred Stock, the amount of $731 or $0.3654 per share for the period from August 6, 2013 to October 14, 2013.

15. Earnings / (Loss) per share (EPS)

All common shares issued are Costamare Inc. common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock that should be paid for the period. Dividends paid and accrued on Series B Preferred Stock during the years ended December 31, 2011, 2012 and 2013, amounted to nil, nil and $1,536, respectively.

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

	2011	2012	2013
	Basic EPS	Basic EPS	Basic EPS
Net income	$87,592	$81,129	$103,087
Less paid and accrued earnings allocated to Preferred Stock	—	—	(1,536)
Net income available to common stockholders	87,592	81,129	101,551
Weighted average number of common shares, basic	60,300,000	67,612,842	74,800,000
Earnings per common share	$1.45	$1.20	$1.36

16. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2011	2012	2013
Interest expense	21,218	28,485	33,018
Interest capitalized	(5,525)	(8,476)	(11,098)
Swap effect	52,379	48,346	48,453
Amortization and write-off of financing costs	2,747	1,157	1,569
Commitment fees	4,369	4,921	2,283
Bank charges and other	253	301	308
	75,441	74,734	74,533

17. Taxes:

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

18. Derivatives:

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

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

The interest rate swap agreements designed as hedging instruments, as of December 31, 2012 and 2013, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2012	Fair value Dec. 31, 2013
30/6/2008	30/6/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(18,407)	(8,916)
30/6/2008	30/6/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(3,248)	(1,573)
30/9/2008	30/6/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(4,403)	(2,132)
30/9/2008	30/6/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(10,775)	(5,231)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(880)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(880)
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	—
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	—
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar*		(11,122)	(7,771)
4/8/2008	5/8/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	(1,592)	—
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(19,783)	(12,933)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(26,075)	(21,125)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(5,852)	(3,737)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(5,087)	(3,015)
31/1/2013	29/01/2021	133,700	3.51%p.a.	USD LIBOR 6M BBA	(16,672)	(9,981)
15/1/2014 (**)	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(4,931)	(2,603)
15/2/2014	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(4,990)	(2,595)
15/3/2014	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(5,019)	(2,555)
5/4/2013	6/4/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(1,892)	(754)
17/6/2013	15/6/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(1,949)	(728)
15/8/2013	17/8/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(2,009)	(878)
15/8/2013	17/8/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(1,751)	(606)
5/4/2013	6/4/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(1,684)	(522)
17/6/2013	15/6/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(1,703)	(467)
15/8/2013	17/8/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(1,050)	(374)
17/6/2013	15/6/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(1,030)	(304)
5/4/2013	6/4/2020	16,400	2.29%p.a.	USD LIBOR 3M BBA	(1,006)	(325)
28/6/2013	23/6/2020	76,400	1.53%p.a.	USD LIBOR 3M BBA	—	1,587
28/8/2013	28/8/2020	76,400	1.60%p.a.	USD LIBOR 3M BBA	—	1,492

				Total fair value	(158,946)	(87,806)

*	Notional amount $85,000 amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

**	This swap was terminated on January 14, 2014 (Note 21(d)).

The interest rate swaps included in the table above are designated for the Credit Facility discussed in Note 11 and the term loans discussed in Notes 11.2.1, 11.2.5, 11.2.6, 11.2.10, 11.2.11, 11.2.12, and 11.2.13.

In the years ended December 31, 2011, 2012 and 2013, the realized ineffectiveness on the interest rate swaps discussed under (a) above was nil, nil and a gain of $254, respectively, and is included in Gain / (Loss) on derivative instruments in the accompanying 2013 consolidated statement of income.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2012 and 2013, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. More specifically, the swap has a notional amount $100,000 non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

March 2017. At December 31, 2012 and 2013, the fair value of this swap was a liability of $21,865 and $15,406, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

(c) Foreign currency agreements: As of December 31, 2013, the Company had no outstanding Euro/USD foreign currency agreements.

As of December 31, 2012, the Company was engaged in two Euro/U.S. dollar forward agreements totaling $5,000 at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

As of December 31, 2011, the Company was engaged in sixteen Euro/U.S. dollar contracts totaling $25,000 at an average forward rate of Euro/U.S. dollar 1.3422 expiring in monthly intervals in 2012.

The total fair value adjustment of forward contracts for the year ended December 31, 2013, was a loss of $165, for the year ended December 31, 2012, was a gain of $1,149 and for the year ended December 31, 2011, was a loss of $1,442 and are included in Gain / (Loss) on derivative instruments in the accompanying consolidated statements of income.

	The Effect of Derivative Instruments for the years ended December 31, 2011, 2012 and 2013

	Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2011	2012	2013	Derivative (Ineffective Portion)	2011	2012	2013
Interest rate swaps	(102,262)	(51,386)	27,964	Gain / (Loss) on derivative instruments	—	—	254
Reclassification to Interest and finance costs	46,780	42,877	42,922
Total	(55,482)	(8,509)	70,886		—	—	254

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2011	2012	2013
Interest rate swaps	Gain / (Loss) on derivative instruments	(7,267)	(1,611)	6,459
Realized ineffectiveness	Gain / (Loss) on derivative instruments	—	—	254
Forward contracts	Gain / (Loss) on derivative instruments	(1,442)	1,149	(165)
Total		(8,709)	(462)	6,548

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

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

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2012 and 2013, the fair value of these interest rate swaps in aggregate amounted to a liability of $180,811 and $103,212, respectively.

The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2012 and 2013, amounted to an asset of $165 and nil, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	165	—	165	—
Interest rate swaps—liability position	(180,811)	—	(180,811)	—
Total	(180,646)	—	(180,646)	—

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	—	—	—	—
Interest rate swaps—liability position	(103,212)	—	(103,212)	—
Total	(103,212)	—	(103,212)	—

20. Comprehensive Income / (Loss):

During the year ended December 31, 2011, Other comprehensive income / (loss) decreased with net losses of $58,242 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $102,262), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $46,780), (ii) the reclassification adjustment for gain / (loss) on available for sale securities in net income ($8) and (iii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($2,752). During the year ended December 31, 2012, Other comprehensive income / (loss) decreased with net losses of $11,705 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $51,386), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $42,877) and (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($3,196). During the year ended December 31, 2013, Other comprehensive income / (loss) increased with net gains of $67,688 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $27,964), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $42,922), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($3,253) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($55). As at December 31, 2011, 2012 and 2013, Comprehensive income / (loss) amounted to $29,350, $69,424 and $170,775, respectively.

COSTAMARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in thousands of U.S. dollars, except share and per share data)

21. Subsequent Events:

(a) Declaration and payment of Dividends (preferred stock): On January 2, 2014, the Company declared a cash dividend of $0.476563 per share on its 7.625% Series B Preferred Stock for the period from October 15, 2013, to January 14, 2014. The dividend was paid on January 15, 2014, to all Series B Preferred Stock holders of record as of January 14, 2014.

(b) Declaration and payment of Dividends (common stock): On January 6, 2014, the Company declared a dividend of $0.27 per share for the fourth quarter ended December 31, 2013, which was paid on February 4, 2014, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 21, 2014.

(c) Sale and leaseback transaction: On January 14, 2014, the Company took delivery of the vessel MSC Azov (Hull H1068A) (Note 6). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loan relating to MSC Azov (Hull H1068A) (Note 11.2.10), under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, the vessel MSC Azov (Hull H1068A) was chartered back on a bareboat basis to Adele Shipping Co., wholly-owned subsidiary of the Company and remained on time charter with its initial time charterer.

(d) Swap termination: On January 14, 2014, the Company following the sale and leaseback transaction described in (c) above terminated an interest rate swap (Note 18(a)) and paid the amount of $3,021.

(e) Follow-on offering: On January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”). The net proceeds from the offering were $96,440.

(f) Investments in Affiliates: During January 2014, pursuant to the Framework Agreement, Costamare Ventures invested in the equity of certain affiliated companies (i) the amount of $17,613 related to predelivery installments to shipyards for the construction of vessels and (ii) the amount of $6,669 for a swaption agreement.

