Form 20-F
period 2014-12-31
Costamare Inc.
filed 2015-03-05
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to:

•

“Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) or the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock” and, together with the Series B Preferred Stock, the “Preferred Stock”), they refer specifically to Costamare Inc.;

•	currency amounts in this annual report and the accompanying prospectus are in U.S. dollars; and

•

all data regarding our fleet and the terms of our charters is as of February 27, 2015; 13 of our 68 containerships, including nine newbuilds, have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Framework Agreement”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and its affiliated fund, Sparrow Holdings, L.P. (collectively, together with certain affiliated funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). The parties entered into an Amended and Restated Framework Agreement on October 1, 2014, but such agreement will only become effective upon the closing of an initial public offering by Costamare Partners LP, our wholly-owned subsidiary, of common units representing limited partnership interests. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward- looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our continued ability to enter into time charters with existing customers as well as new customers;

•	our contracted revenue;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities and comply with our loan covenants;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the financial health of our counterparties, both to our time charters and our credit facilities, and the ability of such counterparties to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our ability to complete the formation of a proposed master limited partnership;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our expectations about availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	availability of key employees and crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	expiration dates and extensions of charters;

•	our fees and expenses payable under the group management agreement, as amended from time to time;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standards imposed by our charterers applicable to our business;

•	requirements imposed by classification societies;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare Inc. for each of the five years in the five-year period ended December 31, 2014. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare Inc. is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets at December 31, 2013 and 2014, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$353,151	$382,155	$386,155	$414,249	$483,995
Expenses:
Voyage expenses	2,076	4,218	5,533	3,484	3,608
Voyage expenses—related parties	410	2,877	2,873	3,139	3,629
Charter agreement early termination fee	9,500	—	—	—	—
Vessels’ operating expenses	102,771	110,359	112,462	115,998	120,815
General and administrative expenses	1,224	4,958	4,045	8,517	7,708
Management fees—related parties	11,256	15,349	15,171	16,580	18,469
Amortization of dry-docking and special survey costs	8,465	8,139	8,179	8,084	7,814
Depreciation	70,887	78,803	80,333	89,958	105,787
Amortization of prepaid lease rentals	—	—	—	—	4,024
(Gain) / Loss on sale of vessels, net	(9,588)	(13,077)	2,796	(518)	(2,543)
Foreign exchange (gains) / losses, net	273	(133)	(110)	(8)	(7)

Operating income	$155,877	$170,662	$154,873	$169,015	$214,691

Other Income / (expenses):
Interest income	$1,449	$477	$1,495	$543	$815
Interest and finance costs	(71,949)	(75,441)	(74,734)	(74,533)	(95,562)
Swaps breakage cost	—	—	—	—	(10,192)
Equity in net earnings of investments	—	—	—	692	(3,428)
Other, net	306	603	(43)	822	3,294
Gain / (Loss) on derivative instruments, net	(4,459)	(8,709)	(462)	6,548	5,469
Total other income (expenses)	$(74,653)	$(83,070)	$(73,744)	$(65,928)	$(99,604)

Net Income	$81,224	$87,592	$81,129	$103,087	$115,087

Earnings allocated to Preferred Stock	—	—	—	(1,536)	(11,909)

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Net income available to Common Stockholders	$81,224	$87,592	$81,129	$101,551	$103,178

Earnings per common share, basic and diluted	$1.65	$1.45	$1.20	$1.36	$1.38
Weighted average number of shares, basic and diluted	49,113,425	60,300,000	67,612,842	74,800,000	74,800,000
OTHER FINANCIAL DATA
Net cash provided by operating activities	$127,946	$195,179	$168,114	$186,681	$243,270
Net cash (used in) / provided by investing activities	(23,850)	(283,758)	(236,509)	(621,056)	(119,263)
Net cash (used in) / provided by financing activities	43,396	26,801	237,720	260,433	(104,297)
Net increase / (decrease) in cash and cash equivalents	147,492	(61,778)	169,325	(173,942)	19,710
Dividends and distributions paid	(10,000)	(61,506)	(73,089)	(81,515)	(93,074)
Ratio of earnings to fixed charges(1)	2.18	2.16	2.00	2.19	2.25
Ratio of earnings to fixed charges and preferred stock dividends(1)	2.18	2.16	2.00	2.14	1.99
BALANCE SHEET DATA (at year end)
Total current assets	$211,212	$138,851	$299,924	$136,563	$157,975
Total assets	1,828,782	1,982,545	2,311,334	2,685,842	2,714,740
Total current liabilities	184,788	226,589	249,411	294,980	290,376
Total long-term debt, including current portion	1,341,737	1,443,420	1,561,889	1,867,576	1,519,941
Total stockholders’ equity	362,142	329,986	520,452	656,949	802,642

	Average for the Year Ended December 31,
	2010	2011	2012	2013	2014
FLEET DATA
Number of vessels	42.4	47.8	46.8	49.6	54.5
TEU capacity	211,185	231,990	237,975	263,899	317,006

(1)	For purposes of calculating these ratios:

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our growth depends upon continued increases in world and regional demand for chartering containerships, and the slow pace of global economic recovery may impede our ability to continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. According to Clarkson Research, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2014, the Containership Timecharter Rate Index stood at 47 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. While container trade grew by a CAGR of 5.0% per annum between 2010 and 2013 and is estimated to have risen by 6.0% in 2014 and is projected to grow by a further 6.7% in 2015, such projections are subject to a wide range of risks. In 2014, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. In addition, according to Clarkson Research, as of January 2015, the containership order-book for vessels with carrying capacity of 8,000-12,000 TEU represented 29% of the existing fleet capacity, and for vessels with carrying capacity of 12,000 TEU and above, the containership order-book represented 58% of the existing fleet capacity, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affected time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

Freight rates have become more volatile since the downturn in 2009 and, despite some short-term improvements, freight rates have remained under pressure. Starting from the second half of 2014, liner companies, to which we seek to charter our containerships, have benefited from the recent collapse in the price of oil. Relatively weak trade growth coupled with the on-going delivery of high capacity containerships has placed significant pressure on certain trade routes as well. The continuation of such low freight rates or any further declines in freight rates, coupled with a sudden increase in oil price, would negatively affect liner companies and could lower prevailing charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will be faced if we acquire additional vessels and attempt to obtain long-term time charters as part of our acquisition and financing plan.

Our liner company customers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The continuing weakness in demand for container shipping services and the oversupply of large containerships (as well as potential oversupply of smaller size vessels due to a cascading effect) places our liner company customers under financial pressure. Any future declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations. One of our charterers, Zim Integrated Shipping Services (“ZIM”), finalized the terms of its comprehensive financial restructuring plan with its shareholders and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, in July 2014. Based on this agreement, the Company has been granted charter extensions and has been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million principal amount of unsecured interest bearing notes maturing in 2023. If the fair value of the ZIM equity and debt securities fall below their carrying values, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, there can be no assurance that there will be no further concessions or modification to the charter arrangements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in late 2012 of mainly larger vessels maintained the order-book at average levels. According to Clarkson Research, as of January 2015, the containership order-book for vessels with carrying capacity of 8,000-12,000 TEU represented 29% of the existing fleet capacity, and for vessels with carrying capacity of 12,000 TEU and above, the containership order-book represented 58% of the existing fleet capacity. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region and a renewed European Union sovereign debt crisis, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside risks stemming from factors like fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties in access to credit. In particular, concerns regarding the possibility of a renewed financial crisis in Greece and a possible exit from the eurozone may disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form. In addition, the possibility of a renewed financial crisis in Greece may spread throughout Europe and could impact the global economy and have a material adverse effect on our business.

We anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slowed or experience negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing sovereign debt crisis in Greece and other eurozone countries, civil unrest in Ukraine and advances of terrorist organizations in the Middle East have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, the change in the Greek government and potential shift in its policies may undermine Greece’s political and economic stability and may lead it exit the eurozone, which may adversely affect our operations and those of our managers located in Greece. We also face the risk that capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

We expect that our containerships will continue to be chartered to customers mainly under long-term fixed rate time charters. Payments to us under these time charters are and will be our sole source of operating cash flow. Many of our charterers finance their activities through cash from operations, the incurrence of debt or the issuance of equity. Since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. The combination of a reduction of cash flow resulting from lower demand for our ships due to declines in world trade, a reduction in borrowing bases under any credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Additionally, we could lose a time charter if the charterer exercises certain specified, limited termination rights.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We may, among other things, enter into shipbuilding contracts, provide performance guarantees relating to shipbuilding contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

A limited number of customers operating in a consolidating industry comprise a large part of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Container Lines Co., Ltd. (“COSCO”) together represented 91%, 93% and 94% of our revenue in 2012, 2013 and 2014, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows. In addition, any consolidations or alliances involving our customers could further increase the concentration of our business. We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If any of these customers terminate their charters or are unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

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

We conduct a substantial amount of business in China, including through one of our managers, Shanghai Costamare, a Chinese corporation, and our time charters with COSCO. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of February 27, 2015, operated 13 vessels that were exclusively manned by Chinese crews, including two vessels purchased pursuant to the Framework Agreement with York, which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, and though these charters are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters, and any additional charters that we enter into with Chinese customers, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of the newbuild orders.

We intend to borrow against unencumbered containerships in our existing fleet and vessels we may acquire in the future as part of our growth plan. Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, and any defaults by them, and any decline in the market value of our fleet may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We have not obtained financing for four newbuilds ordered pursuant to the Framework Agreement. The ownership structure under the Framework Agreement and the lack of time charters for these four newbuilds may make it more difficult or expensive to obtain third party debt financing for these newbuilds.

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

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or the amounts of dividends which may be paid.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

During periods in which charter rates are high, ships values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

The joint venture governed by the Framework Agreement is the exclusive joint venture of the Company for the acquisition of new vessels during a commitment period ending May 15, 2015, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 49% equity interest in such vessel. An Amended and Restated Framework Agreement was executed by the parties thereto on October 1, 2014, which would extend the commitment period to May 15, 2020 and increase the range of our equity interest in each Joint Venture vessel to a range of 25% to 75%. Such Amended and Restated Framework Agreement will only become effective upon the closing of an initial public offering by Costamare Partners LP, our wholly- owned subsidiary, of common units representing limited partnership interests. There is no assurance that the proposed initial public offering will be consummated. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

The operation of the Framework Agreement may increase certain administrative burdens, delay decision-making, make it more difficult to obtain debt financing and complicate the operation of the vessels acquired under the Framework Agreement. For example, the Framework Agreement requires that decisions regarding the Joint Venture vessel’s acquisition be made jointly by Costamare and York. If York fails to cooperate in the acquisition process, we may not be able to consummate the acquisition in a timely and cost-effective manner. In addition, our managers may face conflicts of interest in the course of managing both our wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels.

Furthermore, if York were to delay or default in meeting its commitments under the Framework Agreement to provide equity or under any guarantee it provides to support a shipbuilding contract or a charter, our commercial relations with shipbuilders and charterers could be adversely affected. Under such circumstances, we may be required to provide additional funding.

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contracts for newbuild vessels, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering programs;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities;

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels;

•	a backlog of orders at the shipyard;

•	any delay or default by our joint venture partner in meeting its financial commitments;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake, fire or other accident;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	an inability to obtain requisite permits or approvals.

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

Acquiring and renewing long-term time charters with leading liner companies depend on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew. If we cannot retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Furthermore, increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants may adversely affect our profitability.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels and may limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all. Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates.

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

Our current fleet of 68 containerships, including nine newbuild vessels on order, as of February 27, 2015, of which nine newbuilds and four existing vessels are Joint Venture vessels, had an average age (weighted by TEU capacity) of 7.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 68 containerships, including nine newbuild vessels on order, as of February 27, 2015, of which nine newbuilds and four existing vessels are Joint Venture vessels, had an average age (weighted by TEU capacity) of 7.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Containership values decreased significantly since 2008 and have remained at depressed levels through 2014. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	changes in prevailing charter rates;

•	the costs of building new vessels; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market values of our vessels further deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional long-term, fixed-rate charters for these vessels. The process of obtaining new long-term, fixed-rate charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our older vessels.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to re-charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

We may have more difficulty entering into long-term, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into long-term, fixed-rate time charters in both strong and weak charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms. If more containerships become available for the spot or short-term charter market, we may have difficulty entering into additional long-term, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We may then have to charter more of our containerships for shorter periods. As a result, our revenues, cash flows and profitability could then reflect fluctuations in the short-term charter market and become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including our ability to pay dividends to our stockholders, if we enter into charters during periods when the market price for container shipping is depressed.

We may be unable to re-charter our vessels at profitable rates, if at all, upon their time charter expiry.

As of February 27, 2015, the current time charters for 19 of our 59 containerships in the water, including the charters for our four Joint Venture vessels in the water, will expire before the end of 2015. We have options to extend the charters for two of these vessels for successive one year periods. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry, we cannot be assured that this will occur in any particular case, or at all. In addition, demand for containerships may weaken and we may be unable to secure re- chartering rates that are as profitable as the current time charters. If we are unable to re-charter these containerships or obtain new time charters at favorable rates, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

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

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in or provide guarantees to other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition. For additional information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Finance Leases”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2014, we had outstanding indebtedness of $1.77 billion, including the obligations under our finance leases, and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing dividend payments, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. As of December 31, 2014, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $1.25 billion. We unwound three interest rate swaps in 2014 in connection with the refinancing of the underlying credit facility through the sale and leaseback transaction entered into with affiliates of CDB Leasing Company Ltd. (“CLC”). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Finance Leases—CLC Sale and Leaseback”. From time to time we also enter into certain currency hedges. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivate contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and continue to face severe financial stress due to the ongoing sovereign debt crisis. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2014, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our stockholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our containerships.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our containerships. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

The operation of vessels is based on the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate (“SMC”) for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third-party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely.

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

Terrorist attacks in certain parts of the world over the last decade, such as the attacks on the United States on September 11, 2001, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, current conflicts in Afghanistan and general political unrest in Ukraine, certain African nations and the Middle East may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. Political tension or conflicts in the Asia Pacific Region may also reduce the demand for our services. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, our ability to obtain financing and otherwise have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys.

If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to stockholders.

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

Konstantinos Konstantakopoulos, our chairman and chief executive officer, has entered into a restrictive covenant agreement with us on November 3, 2010, under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels without first offering the same to us. It also requires him to offer certain charters to our vessels where the charter is suitable for both our vessel and a vessel he owns outside of Costamare. In addition, the restrictive covenant agreement is governed by English Law, and English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that there is a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

We depend on our managers to operate our business, and if our managers fail to satisfactorily perform their management services, our results of operations, financial condition and ability to pay dividends may be harmed.

Pursuant to the group management agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us (the “Group Management Agreement”) and the individual ship-management agreements pertaining to each vessel, our managers provide us with, among other things, certain commercial, technical and administrative services and may provide us with certain of our officers. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Group Management Agreement. If the Group Management Agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm our ability to:

•	renew existing time charters upon their expiration;

•	obtain new time charters;

•	successfully interact with shipyards;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;

•	operate our fleet efficiently; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

We may not realize expected benefits from the Co-operation Agreement with V.Ships Greece, which may negatively impact our business.

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement (the “Co-operation Agreement”) with V.Ships Greece Ltd. (“V.Ships Greece”), a member of V.Group, pursuant to which the two companies established a ship-management cell (the “Cell”) under V.Ships Greece to serve as sub-manager of certain of our vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. Costamare Shipping passes to us the net profit, if any, it receives from V.Ships Greece pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping. We may not realize the anticipated benefits of the arrangement with V.Ships Greece, which include the Cell’s effective management of certain of our vessels, the generation of net profit by the Cell, a portion of which is passed on to us, and the reduction of our ship-management expenditures. Also, Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

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

The Group Management Agreement is between us and Costamare Shipping, which is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. While we believe that the terms of the Group Management Agreement are consistent with normal commercial practice of the industry, the agreement was not negotiated at arms’ length by non-related parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our managers and is our chairman and chief executive officer and the owner of approximately 21.59% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our managers, on the other hand. These conflicts, which are addressed in the Group Management Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Additionally, Konstantinos Konstantakopoulos holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own five containerships comparable to 15 of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, the European Union, the United Nations and other governments, which could negatively affect the trading price of our shares of common stock.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism. From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

For example, in 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section

6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

From January 2010 through December 2014, vessels in our fleet made a total of 157 calls to ports in Iran, Syria, Sudan and Cuba, representing approximately 0.83% of our approximately 18,904 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The formation of Costamare Partners LP, a master limited partnership, or the “MLP”, for purposes of the proposed initial public offering may involve issuance of interests to third parties representing a substantial portion of our assets.

On October 2, 2014, we filed a registration statement on Form F-1 with the SEC (which registration statement was subsequently amended and re-filed on October 23, 2014, November 12, 2014 and January 30, 2015) for an initial public offering of common units representing limited liability partner interests in Costamare Partners LP, a master limited partnership formed to own, operate and acquire containerships under long-term, fixed-rate charters. The registration statement has not yet been declared effective by the SEC. If we complete the proposed MLP initial public offering, we would contribute 100% interests in certain entities which own a 100% interest in four of our vessels to the MLP on terms with which you may not agree or may believe are not in the best interests of the holders of our common stock. The MLP would issue equity securities to public or private investors and apply part of the proceeds to reduce ship-related indebtedness. While any such transaction would reduce our overall indebtedness, it would also reduce our rights to cash flows related to the transferred vessels. There is no assurance that the proposed MLP initial public offering will be consummated. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

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

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken the required review to comply with Section 404, including the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements in the future.

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

Our stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock and Preferred Stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriter(s).

Our Series B Preferred Stock and Series C Preferred Stock are subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B and Series C Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2014, we had outstanding indebtedness of approximately $1.77 billion, including the obligations under our finance leases. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 84 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock and the issuance of four million shares as Series C Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our common stock and our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock and Preferred Stock.

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

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”), for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders would face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock or Preferred Stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute “qualified dividend income” eligible for the preferential rates.

Legislation has been proposed in the United States Senate that would deny the preferential rates of U.S. Federal income tax currently imposed on “qualified dividend income” with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rates of U.S. Federal income tax discussed in “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock and Preferred Stock” may no longer be applicable to dividends received from us. As of the date of this annual report, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Captain Vasileios Konstantakopoulos, the father of our chairman and chief executive officer, Konstantinos Konstantakopoulos, founded Costamare Shipping in 1974. We initially owned and operated drybulk carrier vessels, but in 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. He founded the management company Shanghai Costamare in 2005, and he founded the manning agency C-Man Maritime Inc. (“C-Man Maritime”) in 2006. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012 and October 19, 2012, we completed two follow- on public offerings of our common stock, on August 7, 2013, we completed a public offering of our Series B Preferred Stock and on January 21, 2014, we completed a public offering of our Series C Preferred Stock.

In May 2013, we entered into the Framework Agreement with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Agreement is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2015, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 49% equity interest in such vessel. As of February 27, 2015, the joint venture had executed transactions with capital expenditure commitments of approximately $979.8 million. As of the same date, Costamare and York had made equity payments of $231.3 million, which was subsequently decreased to $154.9 million, based on debt financing arrangements. As part of the Framework Agreement, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 49% in future Joint Venture vessels. An Amended and Restated Framework Agreement was executed by the parties thereto on October 1, 2014, which would extend the committment period to May 15, 2020 and increase the range of our equity interest in each Joint Venture vessel to a range of 25% to 75%. Such Amended and Restated Framework Agreement will only become effective upon the closing of the MLP initial public offering. There is no assurance that the proposed MLP initial public offering will be consummated.

On October 2, 2014, we filed a registration statement on Form F-1 with the SEC (which registration statement was subsequently amended and re-filed on October 23, 2014, November 12, 2014 and January 30, 2015) for an initial public offering of common units representing limited liability partner interests in Costamare Partners LP, a master limited partnership formed to own, operate and acquire containerships under long-term, fixed-rate charters. The registration statement has not yet been declared effective by the SEC.

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

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 27, 2015, we had a fleet of 68 containerships with a total capacity in excess of 447,000 TEU, including nine newbuilds on order, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 59 vessels in the water, aggregating approximately 331,000 TEU and (ii) nine newbuild vessels aggregating approximately 116,000 TEU that are scheduled to be delivered to us through the third quarter of 2016, based on the current shipyard schedule. As of December 31, 2014, 13 of our containerships, including nine newbuilds, had been acquired pursuant to the Framework Agreement with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our containerships operate primarily under long-term, fixed-rate time charters and therefore are not subject to the effect of seasonal variations in demand. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.9%, 99.9% and 99.8% in 2012, 2013 and 2014, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag- Lloyd and COSCO. As of February 27, 2015, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 68 containerships was approximately 4.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 27, 2015, our fixed-term charters represented an aggregate of approximately $2.0 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $166.8 million)). Ten of these charters include an option exercisable by either party to extend the term: five wholly-owned vessels for two one-year periods at the same charter rate, which represents an additional $152.2 million of potential contracted revenue, and five Joint Venture vessels for a two-year period and a subsequent three-year period at the same charter rate, which represents an additional $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities.

Our vessels are managed by our “affiliated managers” which are controlled by our chairman and chief executive officer, Costamare Shipping and Shanghai Costamare (which acts as a sub-manager), except in certain cases where, subject to our consent, a third party has been contracted to provide sub- management services. As described below, in April 2013, the Cell under V.Ships Greece replaced CIEL, another entity controlled by our chairman and chief executive officer, as the sub-manager of certain of our vessels. Costamare Shipping is the head manager of our vessels, while the Cell is the exclusive third-party sub-manager of Costamare Shipping (except for a limited number of vessels that may be managed by other third-party sub-managers). We believe that having several management companies, both affiliate and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Newbuild Vessels

Our Fleet

The tables below provide additional information, as of February 27, 2015, about our fleet of 68 containerships, including nine newbuilds on order.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519		May 2018	37,519

6	MSC AZOV	MSC	2014	9,403	10 years	43,000		November 2023	43,000

7	MSC AJACCIO	MSC	2014	9,403	10 years	43,000		February 2024	43,000

8	MSC AMALFI	MSC	2014	9,403	10 years	43,000		March 2024	43,000

9	MSC ATHENS	MSC	2013	8,827	10 years	42,000		January 2023	42,000

10	MSC ATHOS	MSC	2013	8,827	10 years	42,000		February 2023	42,000

11	VALOR	Evergreen	2013	8,827	7.0 years(i)	41,700		April 2020(i)	41,700

12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700		April 2020(i)	41,700

13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700		June 2020(i)	41,700

14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700		July 2020(i)	41,700

15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700		September 2020(i)	41,700

16	NAVARINO	MSC	2010	8,531	1.5 years			September 2015

17	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

18	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

19	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

20	MSC METHONI	MSC	2003	6,724	10 years	29,000		September 2021	29,000

21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100		March 2018	26,100

22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100		May 2018	26,100

23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	26,100		June 2018	26,100

24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	26,100		August 2018	26,100

25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	26,100		October 2018	26,100

26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865	(3)	November 2019	28,474

27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461	(4)	February 2020	28,982

28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418	(5)	April 2020	29,194

29	VENETIKO	PIL	2003	5,928	2.0 years	12,250		March 2015	12,250

30	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000		May 2015	19,000

31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000		November 2016	28,000

32	ZIM NEW YORK	ZIM	2002	4,992	13 years	13,464	(6)	September 2015(6)	13,696

33	ZIM SHANGHAI	ZIM	2002	4,992	13 years	13,464	(6)	September 2015(6)	13,696

34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	13,064	(6)	September 2015(6)	13,296

35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		September 2016	30,500

36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		October 2016	30,500

37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		July 2016	30,500

38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000		August 2017	20,000

39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000		September 2017	20,000

40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500		March 2017	16,500

41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500	(7)	September 2018	13,500

42	MSC ITEA	MSC	1998	3,842	1.0 years	7,300		June 2015	7,300

43	KARMEN	Evergreen	1991	3,351	0.8 years	7,500		May 2015	7,500

44	MARINA	Evergreen	1992	3,351	2.5 years	7,000		April 2015	7,000

45	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000		July 2015	10,000

46	LAKONIA	Evergreen	2004	2,586	2.0 years	8,600		February 2017	8,600

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

47	ELAFONISOS(*)	A.P. Moller-Maersk	1999	2,526	0.3 years	6,250	March 2015(iii)	6,250

48	AREOPOLIS	Evergreen	2000	2,474	0.3 years	7,200	March 2015	7,200

49	MESSINI	Evergreen	1997	2,458	2.5 years	7,500	March 2015	7,500

50	MSC REUNION	MSC	1992	2,024	8.0 years	7,600	July 2016	7,600

51	MSC NAMIBIA II	MSC	1991	2,023	8.8 years	7,600	July 2016	7,600

52	MSC SIERRA II	MSC	1991	2,023	7.7 years	7,600	June 2016	7,600

53	MSC PYLOS	MSC	1991	2,020	5.0 years	7,600	January 2016	7,600

54	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	8,225	June 2015	8,225

55	NEAPOLIS	Yang Ming	2000	1,645	0.4 years	8,000	March 2015	8,000

56	PROSPER	Sea Consortium	1996	1,504	0.4 years	7,350	March 2015	7,350

57	ZAGORA	MSC	1995	1,162	3.7 years	6,200	April 2015	6,200

58	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	6,800	August 2015	6,800

59	STADT LUEBECK	CMA CGM	2001	1.078	2.7 years	6,400	June 2015	6,400

Newbuilds

	Vessel Name	Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)

1	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015

2	NCP0114(*)	Hanjin Subic Bay		1st Quarter 2016

3	NCP0115(*)	Hanjin Subic Bay		2nd Quarter 2016

4	NCP0116(*)	Hanjin Subic Bay		2nd Quarter 2016

5	S2121(*)	Samsung Heavy	Evergreen	2nd Quarter 2016

6	S2122(*)	Samsung Heavy	Evergreen	2nd Quarter 2016

7	S2123(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

8	S2124(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

9	S2125(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

Our newbuilds on order have an aggregate capacity of approximately 116,000 TEU.

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between February 27, 2015 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(4)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(6)

On July 16, 2014, ZIM entered into a comprehensive financial restructuring plan (the “ZIM restructuring”) with its shareholders and its creditors, including vessel and container lenders, shipowners, shipyards, unsecured lenders and bond holders. The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under the ZIM restructuring. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. The Company will have the option to extend the charters for two of the three vessels chartered to ZIM for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding.

(7)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(i)

Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(iii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 6 months at a rate of $7,000 per day.

(*)	Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

Framework Agreement

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures, entered into the Framework Agreement with York to invest jointly in the acquisition of container vessels. The decisions regarding vessel acquisitions will be made jointly between us and York, and the Framework Agreement is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2015 (unless terminated earlier in certain circumstances). We reserve the right to acquire any vessels outside the Framework Agreement that York decides not to pursue and therefore are not acquired by the jointly-owned entities under the Framework Agreement.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and we have agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. As of February 27, 2015, York has invested $88.4 million and we have invested $66.5 million for the acquisition of four secondhand vessels and entering into contracts for nine newbuild vessels. Depending on the amount the Company elects to invest in any acquisition, we expect to hold between 25% and 49% of the equity in the relevant vessel- owning entity formed under the Framework Agreement and York will hold the balance. Costamare Shipping will provide ship-management services to the Joint Venture vessels, with the right either to subcontract to V.Ships Greece and/or Shanghai Costamare or to direct a vessel-owning entity to contract directly for certain ship-management services with V.Ships Greece. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Agreement as equity investments.

An Amended and Restated Framework Agreement was executed by the parties thereto on October 1, 2014, which would extend the committment period to May 15, 2020 and increase the range of our equity interest in each Joint Venture vessel to a range of 25% to 75%. Such Amended and Restated Framework Agreement will only become effective upon the closing of an initial public offering by Costamare Partners LP, our wholly-owned subsidiary, of common units representing limited partnership interests. There is no assurance that the proposed MLP initial public offering will be consummated.

Four vessels, totaling approximately 10,900 TEU, have been acquired under the Framework Agreement with York to date. In addition, pursuant to the Framework Agreement, jointly-owned entities have entered into shipbuilding contracts for the construction of nine container vessels of approximately 116,000 TEU capacity, to be delivered by the third quarter of 2016, for a total purchase price of approximately $942.4 million. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Proposed Master Limited Partnership Offering

On October 2, 2014, we filed a registration statement on Form F-1 with the SEC (which registration statement was subsequently amended and re-filed on October 23, 2014, November 12, 2014 and January 30, 2015) for an initial public offering of common units representing limited liability partner interests in Costamare Partners LP, a master limited partnership formed to own, operate and acquire containerships under long-term, fixed-rate charters. If we complete the proposed MLP initial public offering, we would contribute 100% interests in certain entities which own a 100% interest in four of our vessels to the MLP on terms with which you may not agree or may believe are not in the best interests of the holders of our common stock. The proceeds of the proposed MLP initial public offering will principally be used to reduce indebtedness. Completion of the proposed MLP initial public offering is subject to further board authorization as well as completion of the SEC review process. There is no assurance that the proposed MLP initial public offering will be consummated.

Chartering of Our Fleet

We deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 27, 2015, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 68 containerships, including our contracted newbuild vessels and the existing vessels and newbuild vessels acquired pursuant to the Framework Agreement, was approximately 4.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years. Under our time charters the charterer pays for most voyage expenses, which generally include, among other things, fuel costs, port and canal charges, pilotages, towages, agencies, commissions, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which generally include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, dry-docking and intermediate and special surveys.

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, Hyundai Merchant Marine Co., Ltd., MSC, CMA CGM S.A. (“CMA CGM”), China Shipping Container Lines Co., Ltd. (“CSCL”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 91%, 93% and 94% of our revenue in 2012, 2013 and 2014, respectively.

Management of Our Fleet

Costamare Shipping provides us with general administrative services, certain commercial services, director and officer (“D&O”) related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. Costamare Shipping, itself or through Shanghai Costamare, and, in certain cases, subject to our consent, a third-party sub-manager, currently provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping. As described below, the Cell under V.Ships Greece replaced CIEL as sub-manager of certain of our vessels in 2013 and is the exclusive third-party sub- manager of Costamare Shipping (except for a limited number of vessels that may be managed by other third-party sub-managers). In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Our affiliated managers, Costamare Shipping and Shanghai Costamare, control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Under the Group Management Agreement, Costamare Shipping is the head manager of our containerships and may subcontract certain of its obligations to a related sub-manager (such as

Shanghai Costamare) or, subject to our consent, to a third-party (such as V.Ships Greece), or direct that such related or third-party sub-manager enter into a direct ship-management contract with the relevant containership-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. We believe that having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to grow and establish meaningful relationships with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. The Cell under V.Ships Greece provides added operational flexibility and economies of scale while maintaining a high level of management services.

Costamare Shipping and Shanghai Costamare are controlled by our chairman and chief executive officer. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers. Costamare Shipping reports to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors. Under the Group Management Agreement, our executive officers are provided to us by Costamare Shipping and their compensation is set and paid by Costamare Shipping. We could request that Costamare Shipping provide the services of additional officers or employees pursuant to the Group Management Agreement, in which case the management fee payable to Costamare Shipping under the Group Management Agreement may be increased.

Costamare Shipping is a ship management company which was established in 1974 by the late Vasileios Konstantakopoulos and is controlled by our chairman and chief executive officer. Costamare Shipping has over 30 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Costamare Shipping provides commercial services and insurance services to all our containerships. Costamare Shipping also provides, either directly or through another manager, as applicable, technical, crewing, provisioning, bunkering, sale and purchase and accounting services to our containerships. All of these services are provided by Costamare Shipping pursuant to separate ship-management agreements between Costamare Shipping and each of our containership-owning subsidiaries.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and (indirectly) 30% by Shen Xiao Dong, a Chinese national who is Shanghai Costamare’s general manager. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing dedicated on-shore support and manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. As of February 27, 2015, Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 11 of our containerships and to two Joint Venture vessels. These containerships are exclusively manned by Chinese crews, which means that the Chinese on-shore personnel of Shanghai Costamare can communicate and provide integrated services and support to these containerships in the most efficient manner. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare.

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship- management services to third-party owners, including two Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners is split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping has agreed to pass to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Group Management Agreement. Costamare Shipping’s share of the Cell’s net profit was $391,560 and $0 for the years ended December 31, 2014 and December 31, 2013, respectively. We expect Costamare Shipping to pay to us its $391,560 share of the Cell’s net profit by the end of the first quarter of 2015. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

Although the Cell will be operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager.

We believe that our affiliated managers, Costamare Shipping and Shanghai Costamare, are well regarded in the industry and have used innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. V.Ships Greece is a member of V.Group, one of the largest providers of ship-management services worldwide. ISM certification is in place for our fleet of containerships and our affiliated managers, with Costamare Shipping, our head manager under the Group Management Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, Shanghai Costamare and V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award. As of February 27, 2015, our affiliated managers did not manage containerships other than those owned by us and vessel-owning entities formed under the Framework Agreement.

As of February 27, 2015,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 24 of our containerships;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 11 of our containerships and two Joint Venture vessels;

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 19 of our containerships and two Joint Venture vessels; and

•	a third-party sub-manager provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to one of our containerships.

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity (other than the MLP and its subsidiaries) without our prior written approval. We have consented to Costamare Shipping providing management services to the Joint Venture vessels. The Group Management Agreement does not prohibit Shanghai Costamare from providing services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

Costamare Shipping is providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers as well as technical, commercial, insurance, accounting, provisioning, chartering, sale and purchase, crewing, bunkering and administrative services in respect of our containerships. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform, either through subcontracting to affiliated sub-managers (such as Shanghai Costamare) or, subject to our consent, a third-party sub-manager (such as V.Ships Greece) or by directing such sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. Costamare Shipping receives a fee in 2015 of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2014, such amounts were $919 and $460, respectively. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel for which we may contract. The flat fee for the supervision of newbuild vessels will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Additionally, beginning in the first quarter of 2015, Costamare Shipping receives an annual fee payable quarterly in arrears of (i) $2.5 million and (ii) 598,400 shares (which is equal to 0.8% of the issued and outstanding Costamare common stock as of January 1, 2015), which fee includes payment for the services of our executive officers (prior to 2015, we paid Costamare Shipping $1.0 million annually for such services). We have reserved 3 million shares of common stock to cover fees to be paid to Costamare Shipping through December 31, 2019.

The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for 10 consecutive one-year periods until December 31, 2025, at which point the Group Management Agreement will expire. The daily management fee for each containership will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) 10 and (ii) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Item 7. Major Shareholders and

Related Party Transactions—B. Related Party Transactions—Management Agreement—Term and Termination Rights”.

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

We have consented to Costamare Shipping providing management services to the Joint Venture vessels and Costamare Shipping has entered into separate ship-management agreements with each vessel-owning entity formed under the Framework Agreement pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2014, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Agreement the amount of $1.57 million for services provided in accordance with the respective management agreements.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies, including state-sponsored entities. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in the sector.

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

In the past, we have been able to address the periodic scarcity of secondhand containerships available for acquisition in the open market though the acquisition of containerships mainly from our liner company customers in privately negotiated sales. In connection with these acquisitions, we then typically charter back the vessels to these customers. We believe we have been able to pursue these privately negotiated acquisitions because of our long-standing customer relations, which we do not believe new entrants have. We also believe that our focus on customer service and reliability will enhance our relationships with charterers.

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. In each case their services are provided under the Group Management Agreement with Costamare Shipping. As of December 31, 2014, approximately 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping and Shanghai Costamare each employed approximately 100 and 30 people, respectively, all of whom were shore-based. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C-Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. The senior officers and other crew members for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship-owners and operators trading in the United States market.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2015	2016	2017	2018	2019
Number of vessels	9	11	6	18	15

(1)	Excludes the nine newbuild vessels that we have agreed to acquire pursuant to the Framework Agreement with York.

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and V.Ships Greece are certified in accordance with ISO 9001-2008 and ISO 14001-2004 (relating to quality management and environmental standards, respectively). We believe that operation of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil. In addition, amendments to Annex VI that entered into force in July 2010 seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are within designated Emission Control Areas, and additional Emission Control Areas could be established in the future. All our existing containerships are generally compliant with current Annex VI requirements. However, if new Emission Control Areas are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. In 2004, the IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been ratified by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet entered into force because it has not been ratified by a sufficient number of countries to meet this threshold.

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the container ships in our fleet and each of our affiliated managers and third-party managers are ISM Code-certified.

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

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA issued a new VGP, which became effective in December 2013, that contains more stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly, and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. We have obtained coverage under the current version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations that became effective in June 2012 established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from model year 2004 and later large marine diesel engines. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The EPA is also considering a petition from a number of environmental groups that requests the EPA to impose more stringent emissions limits on foreign-flagged vessels operating in U.S. waters. California has adopted emission limits for auxiliary diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulfur content fuel. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

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

Greenhouse Gas Regulations

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and required adopting countries to implement national programs to reduce greenhouse gas emissions. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and enter into force by 2020.

International or multinational bodies or individual countries may adopt climate change initiatives. For example, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels entering European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA may, in the future, decide to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events.

The State of California has mandated that ships, instead of relying on their shipboard power, must use shore power while breathed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels, which are affected by the State of California regulations, have or will have the necessary installation. It is expected that the cost of modifications needed for older vessels will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands which, as of February 27, 2015, has 92 subsidiaries, 87 of which are incorporated in Liberia and 5 which are incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 55 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels and the remaining subsidiaries are dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 27, 2015 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 27, 2015, we had a fleet of 68 containerships aggregating in excess of 447,000 TEU, including nine newbuilds on order, making us one of the largest public containership companies in the world, based on total TEU capacity. At that date, our fleet consisted of (i) 59 vessels in the water, aggregating approximately 331,000 TEU and (ii) 9 newbuild vessels aggregating approximately 116,000 TEU that are scheduled to be delivered to us through the third quarter of 2016, based on the current shipyard schedule. As of December 31, 2014, 13 of our containerships, including nine newbuilds, had been acquired pursuant to the Framework Agreement with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We principally deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of February 27, 2015, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 68 containerships was approximately 4.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2014, our fixed-term charters represented an aggregate of $2.0 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2014” in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 27, 2015, our fixed-term charters represented an aggregate of $2.0 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). Ten of these charters include an option exercisable by either party to extend the term: five vessels for two one-year periods at the same charter rate, which represents an additional $152.2 million of potential contracted revenue, and five Joint Venture vessels for a two-year period and a subsequent three-year period at the same charter rate, which represents an additional $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2014. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Agreement, which includes four vessels in the water and nine newbuilds on order. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

No. of Vessels whose Charters Expire(1)	16	8	6	16	1	2	1	—	3	2

TEU of Expiring Charters	55,519	27,820	38,063	126,496	6,644	13,288	6,724	—	27,057	18,806

Contracted Days	16,160	13,068	10,637	5,568	3,238	2,358	2,084	1,825	1,150	108

Available Days	3,915	6,696	9,073	13,412	15,742	16,104	15,436	14,965	15,640	16,728

Contracted/Total Days(2)	80.5%	66.1%	54.0%	29.3%	17.1%	12.8%	11.9%	10.9%	6.8%	0.6%

(1)	This excludes all vessels purchased pursuant to the Framework Agreement.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2014, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 91%, 93% and 94% of our revenue in 2012, 2013 and 2014, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 28 vessels over the past 3 years, and we plan to dry-dock nine vessels in 2015 and 11 vessels in 2016. Information about our fleet dry- docking schedule through 2016 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Manager

The operations of our fleet of containerships are managed by Costamare Shipping and its sub-managers under the supervision of our chairman and chief executive officer and our chief financial officer, in conjunction with our board of directors. Costamare Shipping is providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers as well as technical, commercial, insurance, accounting, provisioning, sale and purchase, chartering, crewing, bunkering and administrative services in respect of our containerships. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform to affiliated sub-managers (such as Shanghai Costamare) or, subject to our consent, a third-party sub-manager (such as V.Ships Greece), either through subcontracting or by directing the sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co- operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. Costamare Shipping receives a fee in 2015 of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar day we own each containership. In 2014, such amounts were $919 and $460, respectively. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. The flat fee for the supervision of newbuild vessels will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Additionally, beginning in the first quarter of 2015, Costamare Shipping receives an annual fee payable quarterly in arrears of (i) $2.5 million and (ii) 598,400 shares (which is equal to 0.8% of the issued and outstanding Costamare common stock as of January 1, 2015), which fee includes payment for the services of our executive officers (prior to 2015, we paid Costamare Shipping $1.0 million annually for such services). We have reserved 3 million shares of common stock to cover fees to be paid to Costamare Shipping through December 31, 2019. We paid to Costamare Shipping aggregate fees of approximately $23.9 million under the Group Management Agreement for the year ended December 31, 2014. The aggregate fees for the year ending December 31, 2015 will be higher than the fees paid in 2014 due to the fee increases described above.

The initial term of the Group Management Agreement with Costamare Shipping expires on December 31, 2015. The Group Management Agreement automatically renews for 10 consecutive one-year periods until December 31, 2025, at which point the Group Management Agreement will expire. The daily management fee for each containership is fixed until December 31, 2015, and will hereafter be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) 10 and (ii) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Group Management Agreement is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement—Term and Termination Rights”.

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

We have consented to Costamare Shipping providing management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-owning entity formed under the Framework Agreement pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2014, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Agreement the amount of $1.57 million for services provided in accordance with the respective management agreements.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 68 vessels as of February 27, 2015, including nine newbuild vessels on order. Thirteen of our containerships, including our nine newbuilds, have been acquired pursuant to the Framework Agreement with York by vessel-owning joint venture entities in which we hold a minority equity interest.

•

Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services. Although our long-term charters make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters, we are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. As illustrated in the table above under “—Overview”, the staggered maturities of our containership charters reduce our exposure to any one particular rate environment and point in the shipping cycle. See “—Voyage Revenue”.

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2012, 2013 and 2014 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.9%, 99.9% and 99.8%, respectively. However, an increase in annual off- hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

According to Clarkson Research, the first half of 2007 saw the containership charter market recover to rate levels similar to those seen in late 2005 and early 2006. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates registered and upward trend over the years as a whole and made further gains in early 2011 before decreasing sharply in the second half of 2011. The time charter rates and charter free vessel values remained at low levels through 2014 and current charter rates remain near historically low levels compared to the ten-year historical average. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2014. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2014*

	On and After January 1,
	2015	2016	2017	2018	2019 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$453,416	$417,343	$371,709	$198,759	$433,158	$1,874,385
Fleet Contracted Days(2)	16,160	13,068	10,637	5,568	10,763	56,196
Percentage of fleet contracted days/Total days(2)	80.5%	66.1%	54.0%	29.3%	11.4%	30.6%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) non-exercise of the owner’s options to extend the terms of those charters.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2013 and 2014, brokerage and address commissions represented 35% and 33% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2014, approximately 29% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002 and Dodd-Frank Act.

Management Fees

With effect from the consummation of our initial public offering on November 4, 2010 until December 31, 2012, we paid to our managers a daily management fee of $850 per vessel for their services. Such fee increased to $884 per day per vessel beginning January 1, 2013, further increased to $919 per day per vessel beginning January 1, 2014, and further increased to $956 per day per vessel beginning January 1, 2015. The total management fees paid by us to our managers during the years ended December 31, 2012, 2013 and 2014 amounted to $15.2 million, $16.6 million and $18.5 million, respectively. Our current Group Management Agreement, as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”, went into effect upon the consummation of our initial public offering and has been subsequently amended from time to time.

Amortization of Dry-docking and Special Survey Costs

All vessels are dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

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

Gain / (Loss) on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2012, 2013 and 2014, we sold four, three and three vessels, respectively.

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

Other, Net

Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated income statement. Such expenses may, for instance, result from various potential claims against our Company, or from payments we are effecting on behalf of charterers that cannot meet their obligations.

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities”.

Equity in Net Earnings of Investments

Based on the Framework Agreement we currently hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Agreement please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Agreement”.

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

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

During the year ended December 31, 2014 and 2013, we had an average of 54.5 and 49.6 vessels, respectively, in our fleet. In the year ended December 31, 2014, we accepted delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 and the secondhand vessels Neapolis, Areopolis and Lakonia with an aggregate TEU capacity of 6,705 and we sold the vessels Konstantina, MSC Kyoto and Akritas with an aggregate TEU capacity of 10,379. Furthermore, pursuant to the Framework Agreement with York, a jointly-owned vessel entity accepted delivery of the secondhand vessel Elafonisos with a TEU capacity of 2,526. In the year ended December 31, 2013 we accepted delivery of the newbuild vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage with an aggregate TEU capacity of 61,789 and the secondhand vessel Venetiko with a TEU capacity of 5,928 and we sold three vessels, the MSC Washington, MSC Austria and MSC Antwerp with an aggregate TEU capacity of 11,343. In the years ended December 31, 2014 and 2013, our fleet ownership days totaled 19,885 and 18,119 days, respectively. Ownership days, in combination with the level of daily charter hire that our vessels earn under time charters, are the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2013	2014
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$414.2	$484.0	$69.8	16.9%
Voyage expenses	(3.5)	(3.6)	0.1	2.9%
Voyage expenses—related parties	(3.1)	(3.6)	0.5	16.1%
Vessels operating expenses	(116.0)	(120.8)	4.8	4.1%
General and administrative expenses	(8.5)	(7.7)	(0.8)	(9.4%)
Management fees—related parties	(16.6)	(18.5)	1.9	11.4%
Amortization of dry-docking and special survey costs	(8.1)	(7.8)	(0.3)	(3.7%)
Depreciation	(89.9)	(105.8)	15.9	17.7%
Amortization of prepaid lease rentals	—	(4.0)	4.0	100.0%
Gain on sale of vessels	0.5	2.5	2.0	400.0%
Interest income	0.6	0.8	0.2	33.3%
Interest and finance costs	(74.5)	(95.6)	21.1	28.3%
Equity gain / (loss) on investments	0.7	(3.4)	(4.1)	(585.7%)
Swaps breakage cost	—	(10.2)	10.2	100.0%
Other, net	0.8	3.3	2.5	312.5%
Gain on derivative instruments	6.5	5.5	$(1.0)	(15.4%)

Net Income	$103.1	$115.1

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2013	2014
Average number of vessels	49.6	54.5	4.9	9.9%
Ownership days	18,119	19,885	1,766	9.7%
Number of vessels underwent dry-docking	8	11	3

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve- month periods ended December 31, 2014 and December 31, 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2013	2014
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$414.2	$484.0	$69.8	16.9%
Accrued charter revenue(1)	15.0	7.0	(8.0)	(53.3%)
Voyage revenue adjusted on a cash basis(2)	$429.2	$491.0	$61.8	14.4%

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

Voyage Revenue

Voyage revenue increased by 16.9%, or $69.8 million, to $484.0 million during the year ended December 31, 2014, from $414.2 million during the year ended December 31, 2013. This increase was mainly attributable to: (i) revenue earned by the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the year ended December 31, 2014, compared to the year ended December 31, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the year ended December 31, 2013 and the year ended December 31, 2014.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 14.4%, or $61.8 million, to $491.0 million during the year ended December 31, 2014, from $429.2 million during the year ended December 31, 2013. This increase was mainly attributable to: (i) revenue earned by the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the year ended December 31, 2014, compared to the year ended December 31, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the year ended December 31, 2013 and the year ended December 31, 2014.

Voyage Expenses

Voyage expenses increased by 2.9%, or $0.1 million, to $3.6 million during the year ended December 31, 2014, from $3.5 million during the year ended December 31, 2013. Voyage expenses mainly include: (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses—Related Parties

Voyage expenses—related parties increased by 16.1%, or $0.5 million to $3.6 million during the year ended December 31, 2014, from $3.1 million during the year ended December 31, 2013, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 4.1% or $4.8 million to $120.8 million during the year ended December 31, 2014, from $116.0 million during the year ended December 31, 2013. The increase was mainly attributable to the increased ownership days of our fleet during the year ended December 31, 2014, compared to the year ended December 31, 2013.

General and Administrative Expenses

General and administrative expenses decreased by 9.4% or $0.8 million, to $7.7 million during the year ended December 31, 2014, from $8.5 million during the year ended December 31, 2013. General and administrative expenses for the years ended December 31, 2014 and December 31, 2013, include $1.0 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees—Related Parties

Management fees paid to our managers increased by 11.4%, or $1.9 million, to $18.5 million during the year ended December 31, 2014, from $16.6 million during the year ended December 31, 2013. The increase was primarily attributable to: (i) the annual upward adjustment by 4% of the management fee for each vessel (effective January 1, 2014), as then provided under our group management agreement, and (ii) the increased average number of vessels during the year ended December 31, 2014, compared to the year ended December 31, 2013.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the year ended December 31, 2014 and 2013 was $7.8 million and $8.1 million, respectively. During the year ended December 31, 2014 and 2013, eleven and eight vessels, respectively, underwent and completed their special survey.

Depreciation

Depreciation expense increased by 17.7%, or $15.9 million, to $105.8 million during the year ended December 31, 2014, from $89.9 million during the year ended December 31, 2013. The increase was mainly attributable to the depreciation expense charged for the seven newbuild vessels delivered to us during the year ended December 31, 2013 and for the three newbuild vessels delivered to us during the six-month period ended June 30, 2014, partly offset by the depreciation expense not charged for the three and three vessels sold for scrap during the year ended December 31, 2013 and 2014, respectively.

Amortization of Prepaid lease rentals

The amount of $4.0 million relates to the amortization of the prepaid lease rentals during the year ended December 31, 2014.

Gain on Sale of Vessels

During the year ended December 31, 2014, we recorded a net gain of $2.5 million from the sale of three vessels. During the year ended December 31, 2013, we recorded a net gain of $0.5 million from the sale of three vessels.

Interest Income

During the year ended December 31, 2014 and 2013, interest income was $0.8 million and $0.6 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 28.3%, or $21.1 million, to $95.6 million during the year ended December 31, 2014, from $74.5 million during the year ended December 31, 2013. The increase was mainly attributable to the increased interest expense charged to the consolidated statement of income in relation with the loan facilities of the seven and three newbuild vessels which were delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively and the write-off of deferred finance costs due to the refinancing of one of our bank loans; partly offset by the decreased loan commitment fees charged to us during the year ended December 31, 2014, compared to the year ended December 31, 2013.

Equity Gain / (Loss) on Investments

The equity gain / (loss) on investments represents our share of the net results of fourteen jointly-owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of each company. The equity gain / (loss) on investments was $3.4 million (loss) and $0.7 million (gain) for the years ended December 31, 2014 and 2013, respectively. The difference is mainly attributable to our share of $6.1 million in an unrealized loss deriving from a swap option agreement entered into by a jointly-owned company.

Gain on Derivative Instruments

The fair value of our 22 interest rate derivative instruments which were outstanding as of December 31, 2014, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2014, the fair value of these 22 interest rate derivative instruments in aggregate amounted to a liability of $73.9 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statement of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2014, a net gain of $22.6 million has been included in OCI and a net gain of $6.7 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

During the year ended December 31, 2013 and 2012, we had an average of 49.6 and 46.8 vessels, respectively, in our fleet. In the year ended December 31, 2013, we accepted delivery of seven newbuild vessels (MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage) with an aggregate TEU capacity of 61,789 and one secondhand vessel (Venetiko) with a TEU capacity of 5,928, and we sold three vessels (MSC Washington, MSC Austria and MSC Antwerp) with an aggregate TEU capacity of 11,343. In the year ended December 31, 2012, we accepted delivery of five secondhand vessels (MSC Ulsan, MSC Koroni (ex. Koroni), MSC Itea (ex. Kyparissia), Stadt Luebeck and Messini) with an aggregate TEU capacity of 15,352 and we sold four vessels (Gather, Gifted, Genius I and Horizon) with an aggregate TEU capacity of 9,834. In the years ended December 31, 2013 and 2012, our fleet ownership days totaled 18,119 and 17,113 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2012	2013
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$386.2	$414.2	$28.0	7.3%
Voyage expenses	(5.5)	(3.5)	(2.0)	(36.4%)
Voyage expenses—related parties	(2.9)	(3.1)	0.2	6.9%
Vessels operating expenses	(112.5)	(116.0)	3.5	3.1%
General and administrative expenses	(4.0)	(8.5)	4.5	112.5%
Management fees—related parties	(15.2)	(16.6)	1.4	9.2%
Amortization of dry-docking and special survey costs	(8.2)	(8.1)	(0.1)	(1.2%)
Depreciation	(80.3)	(89.9)	9.6	12.0%
Gain / (Loss) on sale/disposal of vessels	(2.8)	0.5	3.3	117.9%
Foreign exchange gains / (losses)	0.1	—	(0.1)	(100.0%)
Interest income	1.5	0.6	(0.9)	(60.0%)
Interest and finance costs	(74.7)	(74.5)	(0.2)	(0.3%)
Equity in net earnings of investments	—	0.7	0.7	100.0%
Other, net	(0.1)	0.8	0.9	900.0%
Gain / (Loss) on derivative instruments	(0.5)	6.5	$7.0	1,400.0%

Net Income	$81.1	$103.1

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2012	2013
Average number of vessels	46.8	49.6	2.8	6.0%
Ownership days	17,113	18,119	1,006	5.9%
Number of vessels underwent dry-docking	9	8	(1)

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

	Year ended December 31,		Change	Percentage Change
	2012	2013
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$386.2	$414.2	$28.0	7.3%
Accrued charter revenue(1)	6.2	15.0	8.8	141.9%
Voyage revenue adjusted on a cash basis(2)	$392.4	$429.2	$36.8	9.4%

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

Voyage Expenses—Related Parties

Voyage expenses—related parties increased by 6.9%, or $0.2 million, to $3.1 million during the year ended December 31, 2013, from $2.9 million during the year ended December 31, 2012, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping as provided under our Group Management Agreement.

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

Management Fees—Related Parties

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

Gain / (Loss) on Derivative Instruments

The fair value of our 27 interest rate derivative instruments that were outstanding as of December 31, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2013, the fair value of these 27 interest rate derivative instruments in aggregate amounted to a liability of $103.2 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statement of income. The change in fair value of the interest rate derivative instrument that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2013, a gain of $71.1 million has been included in OCI and a net gain of $6.5 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2013.

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

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. As of February 27, 2015, we had available $200 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As at December 31, 2014, we had total cash liquidity of $177.2 million, consisting of cash, cash equivalents and restricted cash.

As at February 27, 2015, we had two series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock and $100 million aggregate liquidation preference of the Series C Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 6, 2018. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 21, 2019.

As at December 31, 2014, we had an aggregate of $1.77 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. As of February 27, 2015, we had outstanding commitments relating to our nine contracted newbuilds aggregating approximately $286.5 million payable in installments until the vessels are delivered through the third quarter of 2016, out of which $189.8 million will be funded through the CLC Sale and Leaseback. These amounts represent our interest in the relevant Joint Venture entities with York. Furthermore, as of February 27, 2015, the vessels shown in the table below were free of debt.

Unencumbered Vessels in the water as of February 27, 2015(*)

Vessel Name	Year Built	TEU Capacity
Navarino	2010	8,531
Venetiko	2003	5,928
Lakonia	2004	2,586
Areopolis	2000	2,474
Messini	1997	2,458
Neapolis	2000	1,645

(*)	Does not include one secondhand vessels and four newbuilds on order acquired under the Framework Agreement, which are also free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, and $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, and $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred

Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014 and January 15, 2015. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014 and January 15, 2015.

In 2010, we did not declare any dividends. In 2009, we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010.

The dividends and distributions paid during the years ended December 31, 2010, 2011, 2012, 2013 and 2014, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $132.4 million at December 31, 2014 and negative $158.4 million at December 31, 2013.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2012, 2013 and 2014

	Year ended December 31,
	2012	2013	2014
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$168.1	$186.7	$243.3
Net Cash Used in Investing Activities	(236.5)	(621.1)	(119.3)
Net Cash Provided by/(Used in) Financing Activities	237.7	260.4	(104.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $56.6 million to $243.3 million for the year ended December 31, 2014, compared to $186.7 million for the year ended December 31, 2013. The increase was primarily attributable to: (a) increased cash from operations of $61.8 million due to cash generated from the charters of the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively and (b) a favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $29.3 million; partly offset by increased dry-docking payments of $4.0 million and increased payments for interest (including swap payments) of $12.9 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $119.3 million in the year ended December 31, 2014, which consisted of: (a) $59.1 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels, (b) $29.0 million in payments primarily for the acquisition of three secondhand vessels, (c) $53.3 million (net of $31.8 million we received as dividend distributions) in payments, pursuant to the Framework Agreement with York, to hold an equity interest ranging from 25% to 49% in jointly-owned companies and (d) $22.1 million we received from the sale for scrap of Konstantina, MSC Kyoto and Akritas.

Net cash used in investing activities was $621.1 million in the year ended December 31, 2013, which consisted primarily of (a) $590.4 million advance payments for the construction and purchase of 10 newbuild vessels, (b) $51.9 million in payments for the acquisition of four secondhand vessels, (c) $8.7 million in payments, pursuant to the Framework Agreement with York, to hold a minority equity interest in jointly-owned companies, (d) $13.9 million net proceeds we received from the sale for scrap of MSC Antwerp and MSC Austria (including $0.6 million in payments for expenses related to the sale of MSC Washington) and (e) $16.0 million we received, pursuant to the Framework Agreement with York, for York’s 51% equity interest in the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma and for initial working capital for such ship-owning companies.

Net cash used in investing activities was $236.5 million in the year ended December 31, 2012, which consisted of (a) $191.2 million advance payments for the construction and purchase of 10 newbuild vessels, (b) $74.1 million in payments for the acquisition of five secondhand vessels and (c) $28.7 million we received from the sale of four vessels including the advance payment we received from the sale of one vessel for scrap which was delivered to her scrap buyers in January 2013.

Net Cash Provided by/(Used in) Financing Activities

Net cash used in financing activities was $104.3 million in the year ended December 31, 2014, which mainly consisted of: (a) $356.6 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $256.7 million we received from the CLC Sale and Leaseback, (d) $9.6 million we repaid from the CLC Sale and Leaseback, (e) $83.0 million we paid for dividends to holders of our common stock for the fourth quarter of 2013, the first quarter of 2014, the second quarter of 2014 and the third quarter of 2014, (f) $3.8 million we paid for dividends to holders of our Series B Preferred Stock for the period from October 15, 2013 to October 14, 2014, and $6.2 million we paid for dividends to holders of our Series C Preferred Stock for the period from the original issuance of the Series C preferred Stock on January 21, 2014 to October 14, 2014, and (g) $96.5 million net proceeds we received from our public offering in January 2014 of 4.0 million shares of our Series C Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

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

Credit Facilities and Capital Leases

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We, either as guarantor or direct borrower, and certain of our subsidiaries as borrowers or guarantors, have entered into a number of credit facilities and capital leases in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. The obligations under our credit facilities and capital leases are secured by, among other things, first priority mortgages over the vessels owned by the respective borrower subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc.

The following summarizes certain terms of our existing credit facilities and capital leases discussed below as at December 31, 2014:

Lender	Outstanding Principal Amount	Interest Rate(1)	Maturity		Repayment profile
	(Expressed in thousands of U.S. dollars)
CLC Sale & Leaseback	247,133	Fixed Rate	2024		Bareboat structure–fixed daily charter with balloon

DnB—ING	208,826	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

DnB—MEGA	137,793	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

ING	120,330	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

RBS	73,414	LIBOR + Margin(2)	2020	(3)	Straight-line amortization with balloon

Bank Syndicate(4)	585,883	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Credit Agricole(5)	91,500	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Unicredit	87,820	LIBOR + Margin(2)	2018		Variable installments with balloon

HSBC	38,875	LIBOR + Margin(2)	2018		Variable installments with balloon

Credit Agricole	50,000	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

RBS	47,500	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Alpha	78,000	LIBOR + Margin(2)	2017		Variable installments with balloon

(1)	The interest rates of long-term debt at December 31, 2014 ranged from 1.026% to 6.75%, and the weighted average interest rate as at December 31, 2014 was 4.18%.

(2)	The interest rate margin at December 31, 2014 ranged from 0.7% to 2.9%, and the weighted average interest rate margin as at December 31, 2014, was 1.6%.

(3)	The year 2020 represents the latest possible maturity under the facility, under the MSC Ulsan tranche.

(4)	Bank Syndicate: Commerzbank AG, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(5)	On December 12, 2012, the loan agreement with Emporiki Bank was transferred and assigned to Credit Agricole Corporate and Investment Bank (ex. Calyon) (“Credit Agricole”).

The principal financial and other covenants and events of default under each credit facility are also discussed below.

CLC Sale and Leaseback

In January, March and April 2014, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. entered into novation agreements with CLC, whereby they novated to CLC the shipbuilding contracts for the construction of Hulls H1068A, H1069A and H1070A, and entered into bareboat charter agreements (collectively, the “CLC Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 10 years. Our subsidiaries used a portion of the proceeds from the CLC Sale and Leaseback to prepay the balance of the CEXIM—Adele credit facility (described below) which had been used to finance the predelivery price of the respective hulls.

Under the terms of the CLC Sale and Leaseback, the vessels were each sold for an amount of $85.6 million and our subsidiaries must each pay a fixed daily charter rate on a quarterly basis for 10 years and a final installment of $25.7 million.

The obligations under the CLC Sale and Leaseback are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, charter assignments, account assignments and general assignments of earnings, insurances and requisition compensation.

As of February 27, 2015, there was $246.0 million outstanding under the CLC Sale and Leaseback, and, as of the same date there was no undrawn available credit.

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

As of February 27, 2015, there was $206.3 million outstanding under the DnB—Quentin credit facility, and, as of the same date there was no undrawn available credit.

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

As of February 27, 2015, there was $136.4 million outstanding under the DnB-Raymond credit facility, and, as of the same date there was no undrawn available credit.

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

On February 27, 2015, there was $115.9 million outstanding under the ING credit facility, and, as of same date, there was no undrawn available credit.

RBS

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “RBS credit facility”), which was available for drawing for up to 18 months. The loan tranches have maturities ranging from three to seven years.

We have used the RBS credit facility to finance part of the acquisition cost of five secondhand vessels, the MSC Methoni, the MSC Romanos, the MSC Ulsan, the MSC Koroni (ex. Koroni) and the MSC Itea (ex. Kyparissia).

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

The MSC Koroni (ex. Koroni) and MSC Itea (ex. Kyparissia) tranches will each be repaid by twelve consecutive quarterly payments, the first eleven (1-11) in the amount of $0.47 million per trance and a final installment in the amount of $0.47 million, together with a balloon payment in the amount of $1.9 million per tranche. In May 2015, the company repaid the outstanding amount at the time under the MSC Koroni (ex. Koroni) tranche, repaying $4.2 million.

The obligations under the RBS credit facility are guaranteed by the various owners of the mortgaged vessels. Our obligations under the RBS credit facility is secured by mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 27, 2015, there was $70.4 million outstanding under the RBS credit facility, and, as of the same date there was no undrawn available credit.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1.0 billion credit facility comprised of a $700.0 million term loan facility and a $300.0 million revolving credit facility, which we refer to in this section as the “Costamare credit facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On April 23, 2010, we entered into the first supplemental agreement with the lenders which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over one other vessel. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below). On September 6, 2011, we entered into a third supplemental agreement documenting the amalgamation of the Costamare credit facility’s compounds and the fixing of the remaining installment payments. On December 17, 2012, we entered into a fourth supplemental agreement which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels. On May 28, 2013, we entered into a fifth supplemental agreement under which the lenders agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, we entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantors and the mortgage over its vessel, and replaced it with mortgages over two other vessels. On July 2, 2014, we entered into a seventh supplemental agreement in connection with the ZIM restructuring.

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

As of February 27, 2015, there was $585.9 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole—Costis (ex. Emporiki-Costis)

On May 12, 2008, our subsidiaries, Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Emporiki Bank of Greece S.A., which we refer to in this section as the “Credit Agricole—Costis credit facility”. The loan is divided into two tranches: a Tranche A loan in the amount of $75.0 million to Christos Maritime Corporation, and a Tranche B loan in the amount of $75.0 million to Costis Maritime Corporation. The purpose of this facility was to finance part of the market value of two vessels, the Sealand Washington and the Sealand New York. On January 28, 2009, we entered into a first supplemental agreement to temporarily increase the margin and on November 19, 2012, we entered into a second supplemental agreement to change the applicable law. On August 9, 2013, we entered into a third supplemental agreement in order to reflag the two vessels and change their management to V.Ships Greece.

The interest rate under the Credit Agricole—Costis credit facility is LIBOR plus an agreed margin. The Credit Agricole—Costis credit facility provides that our subsidiaries, jointly and severally, repay the loan by twenty consecutive semi-annual payments, the first nineteen (1-19) in the amount of $2.25 million for each tranche, and a final twentieth installment in the amount of $2.25 million, together with a balloon payment in the amount of $30.0 million for each tranche.

The obligations under the Credit Agricole—Costis credit facility are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels Sealand Washington and Sealand New York, account pledges, general assignments of earnings, insurances and requisition compensation, and charter assignments.

On December 12, 2012, the loan agreement was assigned and transferred from Emporiki Bank of Greece S.A. to Credit Agricole.

As of February 27, 2015, there was $91.5 million outstanding under the Credit Agricole—Costis credit facility, and, as of same date, there was no undrawn available credit.

Unicredit

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with Unicredit Bank AG, which we refer to in this section as the Unicredit credit facility. The purpose of the facility is to partly finance the aggregate market values of eleven of our existing containerships. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11.3 million to finance the acquisition of the vessel the Stadt Luebeck. On April 8, 2013, we entered into a second supplemental agreement to substitute one of the vessels financed under the facility with another vessel, and on August 29, 2013, we entered into a third supplemental agreement to substitute two of the vessels financed under the facility with two other vessels. On April 11, 2014, we entered into a fourth supplemental agreement to obtain an additional advance for the acquisition of a secondhand vessel and on May 28, 2014, we entered into a fifth supplemental agreement to substitute one of the vessels financed under the facility with a different vessel.

The interest rate under the Unicredit credit facility is LIBOR plus an agreed margin. After the prepayments with the proceeds of the disposals of the Konstantina and the Akritas, the repayment schedule was changed so that starting from September 23, 2014 the loan will be repaid by nineteen consecutive quarterly payments, the first five (1-5) in the amount of $4.3 million, the next thirteen (6-18) in the amount of $2.7 million, and a final installment in the amount of $2.7 million, together with a balloon payment in the amount of $39.5 million.

Our obligations under the Unicredit credit facility are secured by guarantees of the various owners of the mortgaged vessels, mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 27, 2015, there was $87.8 million outstanding under the Unicredit credit facility, and, as of the same date there was no undrawn available credit.

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

As of February 27, 2015, there was $34.8 million outstanding under the HSBC—Mas credit facility, and, as of same date, there was no undrawn available credit.

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

As of February 27, 2015, there was $47.5 million outstanding under the Credit Agricole—Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

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

As of February 27, 2015, there was $45.0 million outstanding under the RBS-Rena credit facility, and, as of same date, there was no undrawn available credit.

Alpha—Montes

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Alpha Bank A.E., which we refer to in this section as the “Alpha—Montes credit facility”. The lender assigned its obligations under the Alpha—Montes credit facility to Alpha Shipping Finance Limited in 2014. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure.

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

As of February 27, 2015, there was $78.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha—Montes credit facility, and, as of same date, there was no undrawn available credit.

CEXIM—Adele

On January 14, 2011, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as borrowers, entered into a ten-year loan, which also provides for a Lenders’ early repayment option in year seven, for up to $203.3 million, with The Export-Import Bank of China, DnB NOR Bank ASA, and China Everbright Bank, which we refer to in this section as the “CEXIM—Adele credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls H1068A, H1069A, and H1070A, and the facility is divided into three tranches, one for each newbuild vessel. In January, March and April 2014, concurrently with the delivery of each vessel, the subsidiaries used a portion of the proceeds from the CLC Sale and Leaseback to prepay the balance of the CEXIM—Adele credit facility which had been used to finance the predelivery price of the respective hulls.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2014 by approximately $2.8 million based upon our debt level during 2014.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2, 19 and 20 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2014, approximately 29% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2014, the Company was engaged in nine Euro/U.S. dollar contracts totaling $22.5 million at an average forward rate of Euro/U.S. dollar 1.273, expiring in monthly intervals up to September 2015.

As of December 31, 2013, the Company was not engaged in any Euro/U.S. dollar foreign currency agreements.

As of December 31, 2012, the Company was engaged in 2 Euro/U.S. dollar contracts totaling $5.0 million at an average forward rate of Euro/U.S. dollar 1.280, expiring in monthly intervals up to February 2013.

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild vessels, which were delivered in January, March and April 2014. On January 28, 2011, we contracted for two additional newbuild vessels, which were delivered in March 2013. On April 20, 2011, we contracted for the construction and purchase of five additional newbuild vessels, which were delivered between June and November 2013. In 2013, pursuant to the Framework Agreement with York, jointly-owned entities entered into shipbuilding contracts for the construction of nine container vessels to be delivered by third quarter 2016. The Company agreed to participate in each of the newbuilding contracts by investing between 25% and 49% of the share capital in the jointly-owned entities. The total aggregate price for the nine newbuild vessels on order, of approximately 116,000 TEU capacity in aggregate, is $942 million, payable in installments until delivery.

As of February 27, 2015, our share of the outstanding commitments relating to the nine contracted newbuilds aggregating approximately $286.5 million payable in installments until the vessels are delivered through the third quarter of 2016, out of which $189.8 million will be funded through the CLC Sale and Leaseback. These amounts represent our interest in the relevant jointly-owned entities with York. In addition, dry-docking expenses totaled approximately $10.1 million in 2014, excluding off-hire costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We describe below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

The economic and market conditions as at December 31, 2013 and 2014, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates and charter free vessel values continued to decline during 2013 and 2014 as reduced demand for transportation services occurred during a time of increased supply of vessels, conditions that we consider to be indicators of possible impairment.

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

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent 10 year historical average rates, inflated annually by a 3.42% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.97% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012 as provided under the then-current Group Management Agreement, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 16 to 30 days depending on size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated to be approximately $250 per light weight ton in accordance with our vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, no impairment of vessels existed as of December 31, 2013 and 2014.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates, inflated annually by a 3.42% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If as at December 31, 2013 and 2014, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2013		December 31, 2014
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	5	$39	5	$30
3-year historical average rate	3	33	9	72
1-year historical average rate	7	73	17	131

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2014, suggests that 17 of our 55 vessels in the water may have current market values below their carrying values (22 of our 52 vessels in the water as at December 31, 2013). However, we believe that, with respect to these 17 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2014 and 2013. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2014, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2013 ($ US Million)(1)	Carrying Value December 31, 2014 ($ US Million)(1)

1	Cosco Hellas	9,469	2006	July 2006	73.6	70.5

2	Cosco Guangzhou	9,469	2006	February 2006	72.4	69.3

3	Cosco Beijing	9,469	2006	June 2006	73.2	70.2

4	Cosco Yantian	9,469	2006	April 2006	73.0	70.0

5	Cosco Ningbo	9,469	2006	March 2006	72.5	69.5

6	MSC Azov	9,403	2014	January 2014	—	83.1

7	MSC Ajaccio	9,403	2014	March 2014	—	83.6

8	MSC Amalfi	9,403	2014	April 2014	—	83.9

9	MSC Athens	8,827	2013	March 2013	96.2	93.3

10	MSC Athos	8,827	2013	April 2013	95.9	92.9

11	Valor	8,827	2013	June 2013	96.6	93.6

12	Value	8,827	2013	June 2013	96.6	93.6

13	Valiant	8,827	2013	August 2013	97.5	94.6

14	Valence	8,827	2013	September 2013	98.0	95.0

15	Vantage	8,827	2013	November 2013	97.9	94.9

16	Navarino*,**	8,531	2010	May 2010	108.4	105.3

17	Maersk Kure*,**	7,403	1996	December 2007	70.4	65.2

18	Maersk Kokura*,**	7,403	1997	February 2008	72.2	67.9

19	Maersk Kawasaki*,**	7,403	1997	December 2007	72.1	68.1
20	MSC Methoni	6,724	2003	October 2011	55.5	53.0

21	Sealand Michigan	6,648	2000	October 2000	37.4	35.2

22	Sealand Illinois	6,648	2000	December 2000	37.5	36.5

23	Sealand NY	6,648	2000	May 2000	36.2	34.0

24	Sealand Washington	6,648	2000	August 2000	37.1	35.7

25	Maersk Kobe	6,648	2000	June 2000	36.6	34.4

26	Maersk Kalamata	6,644	2003	June 2003	46.8	44.6

27	Maersk Kingston	6,644	2003	April 2003	46.7	44.4

28	Maersk Kolkata	6,644	2003	January 2003	46.3	44.0

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2013 ($ US Million)(1)	Carrying Value December 31, 2014 ($ US Million)(1)

29	Venetiko*	5,928	2003	January 2013	21.5	20.8

30	MSC Romanos*,**	5,050	2003	August 2011	50.5	48.1

31	Zim Shanghai*	4,992	2002	October 2002	33.7	32.0

32	Zim New York*	4,992	2002	September 2002	33.6	31.8

33	Zim Pireaus*,**	4,992	2004	May 2004	33.1	32.4

34	Halifax Express	4,890	2000	November 2000	30.0	28.4

35	Oakland Express	4,890	2000	October 2000	29.5	29.7

36	Singapore Express**	4,890	2000	August 2000	29.4	27.8

37	MSC Mykonos	4,828	1988	January 2005	19.3	16.1

38	MSC Mandraki	4,828	1988	October 2004	19.7	16.6

39	MSC Ulsan*,**	4,132	2002	February 2012	28.6	27.1

40	MSC Kyoto	3,876	1981	May 2003	5.1	—

41	MSC Koroni*	3,842	1998	May 2012	12.1	11.4

42	MSC Itea*,**	3,842	1998	May 2012	12.0	11.4

43	Karmen*,**	3,351	1991	November 2010	10.4	9.4

44	Marina*,**	3,351	1992	February 2011	9.4	8.7

45	Konstantina*	3,351	1992	March 2011	9.9	—

46	Akritas	3,152	1987	November 1997	5.5	—

47	MSC Challenger	2,633	1986	May 1998	3.8	3.1

48	Lakonia	2,586	2004	December 2014	—	8.2

49	Areopolis**	2,474	2000	May 2014	—	9.3

50	Messini**	2,458	1997	August 2012	6.8	6.4

51	MSC Reunion*	2,024	1992	March 2011	8.0	8.1

52	MSC Namibia II*	2,023	1991	March 2011	7.9	7.8

53	MSC Sierra II*	2,023	1991	March 2011	7.9	8.0

54	MSC Pylos*	2,020	1991	January 2011	6.4	5.9

55	Neapolis**	1,645	2000	April 2014	—	10.4

56	Prosper*,**	1,504	1996	March 2011	8.9	8.2

57	Zagora*,**	1,162	1995	January 2011	6.9	6.4

58	Stadt Luebeck*,**	1,078	2001	August 2012	10.9	10.3

				TOTAL	2,207.4	2,370.1

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2013 and 2014.

*

Indicates container vessels which we believe, as of December 31, 2013, may have market values below their carrying values. As of December 31, 2013, we believe that the aggregate carrying value of these 22 vessels was $116.9 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2014, may have market values below their carrying values. As of December 31, 2014, we believe that the aggregate carrying value of these 17 vessels was $147.7 million more than their market value.

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

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (approximately $250 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.

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

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (approximately $250 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

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

In 2014, demand continued to increase, particularly in the European Union, reaching the highest level of the last three years and matching 2010 levels. On the supply side, new vessel ordering remains at reasonable levels and is focused on the “very large” segment of the containership market. Towards the end of 2014, demand was stimulated by the impact of low oil prices and continued monetary stimulus, while demand was negatively impacted by slowing economic growth in emerging markets, particularly China and Brazil, and the reemergence of the European Union sovereign debt crisis.

Sustained low transportation demand growth especially in the western world combined with increasing containership capacity (both current and expected) is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

E. Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2014 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,767,074	$206,459	$442,605	$652,933	$465,077
Interest on long-term debt obligations(2)	341,786	82,904	139,639	73,540	45,703
Payments to our manager(3)	214,686	25,088	48,594	43,689	97,315
Payments to shipyards(4)	96,774	34,567	62,207	—	—

Total	$2,420,320	$349,018	$693,045	$770,162	$608,095

(1)	Includes obligations under finance leases.

(2)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations and finance leases. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. With respect to interest payments under our lease obligations, these have been based on the repayment schedules agreed with the financing institution upon the commencement of the bareboat charters.

(3)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. Payments to our manager include (a) a daily management fee of $956 per day per vessel, (b) a 0.75% chartering fee on charter revenues earned and (c) beginning in the first quarter of 2015, an annual fee of $2.5 million. Prior to 2015, we paid our manager an annual payment of $1.0 million for the services of our executive officers. Payments to our manager exclude the value of the shares of our common stock issued to the manager in exchange for its services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

(4)	This amount represents our share of the remaining capital commitments with regards to the newbuild vessels on order.

(5)	These amounts exclude the following preferred stock dividend payment obligations (assumes that dividends are paid until earliest date for company to redeem shares):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$50,423	$12,313	$24,626	$13,484

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. Our telephone number at that address is +30-210-949-0050. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors or nominees for director have been determined by our board of directors to be independent under the standards of the New York Stock Exchange and the rules and regulations of the U.S. Securities and Exchange Commission: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	45	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	46	Chief Financial Officer and Class II Director
Vagn Lehd Møller	68	Class II Director
Charlotte Stratos	60	Class III Director
Konstantinos Zacharatos	42	Class I Director
Anastassios Gabrielides	50	General Counsel and Secretary

The term of our Class I director expires in 2017, the term of our Class II directors expires in 2015 and the term of our Class III directors expires in 2016.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President and Chief Executive Officer of Costamare Shipping, one of our managers, which he wholly owns and joined in 1992 (and where he worked part- time beforehand). In 2001, Mr. Konstantakopoulos founded CIEL, which served as a sub-manager of certain of our vessels until April 2013 when it was replaced by V.Ships Greece. He has also served as the Chief Executive Officer and Chairman of the board of directors of Costamare Partners GP, the general partner of the MLP, since August 2014. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Ship-owners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Gregory Zikos is our Chief Financial Officer and a member of our board of directors. Mr. Zikos has also served as the Chief Financial Officer of Costamare Partners GP, the general partner of the MLP, since August 2014. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an L.L.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

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

Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has been the legal adviser of Costaterra S.A., a Greek property company, since 2000. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Anastassios Gabrielides is our General Counsel and Secretary. Mr. Gabrielides has also served as a member of the board of directors of Costamare Partners GP since its inception. Prior to joining us in 2013, Mr. Gabrielides worked for Allseas Marine SA, a ship management company. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides practiced law in Athens from 1999 to 2004, specializing in securities, banking and finance and corporate law. Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek FIY. Mr. Gabrielides holds L.L.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

B. Compensation of Directors and Senior Management

Non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors will not receive additional compensation for their service as directors.

We have not paid any compensation to our chief executive officer, our chief financial officer or our general counsel. Under the Group Management Agreement, our executive officers are provided to us by Costamare Shipping and their compensation is set and paid by Costamare Shipping. For the year ended December 31, 2014, we paid Costamare Shipping $1.0 million for the services of our executive officers. Beginning January 1, 2015, payment for these services will be included in the management fees paid by us to Costamare Shipping pursuant to the Group Management Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 27, 2015 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 27, 2015 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 74,800,000 shares of common stock, 2,000,000 shares of Series B Preferred Stock and 4,000,000 Series C Preferred Stock outstanding as of February 27, 2015. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares		Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	16,149,999		21.59%
Gregory Zikos	—		—
Konstantinos Zacharatos	—		—
Vagn Lehd Møller		*	*
Charlotte Stratos	—		—
Anastassios Gabrielides(2)	—		—
All officers and directors as a group (five persons)
5% Beneficial Owners	16,149,999		21.59%
Christos Konstantakopoulos(3)	16,150,000		21.59%
Achillefs Konstantakopoulos(4)	16,150,001		21.59%
First Trust Portfolios L.P.(5)	4,283,423		5.73%
Morgan Stanley(6)	4,671,981		6.25%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 9,074,916 shares of common stock directly and 7,075,083 shares of common stock indirectly through Kent Maritime Investments S.A., a Marshall Islands corporation. The address of Kent Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(2)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series C Preferred Stock.

(3)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares of common stock directly and 7,075,083 shares of common stock indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation. The address of Vasska Maritime Investments S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares of common stock directly and 7,075,084 shares of common stock indirectly through Yaco Maritime Investments S.A., a Marshall Islands corporation. Mr. Konstantakopoulos also holds 15,073 shares of Series B Preferred Stock and 70,000 shares of Series C Preferred Stock directly, or 0.75% and 1.75% of the issued and outstanding shares of Series B Preferred Stock and Series C Preferred Stock, respectively. His immediate family also holds 23,578 shares of Series B Preferred Stock, or 1.18% of the issued and outstanding shares of Series B Preferred Stock. The address of Yaco Maritime S.A. is c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

(5)

As of December 31, 2014, based on a Schedule 13G filed with the SEC on January 16, 2015. The report was filed jointly by (1) First Trust Portfolios L.P., a broker dealer registered under section 15 of the Exchange Act and sponsor of certain unit investment trusts (the “trusts”) which hold shares of the issuer, (2) First Trust Advisors L.P., portfolio supervisor of the trusts, and (3) The Charger Corporation, the general partner of First Trust Portfolios L.P. and First Trust Advisors L.P. The filers have shared power to dispose or to direct the disposition of all 4,283,423 shares, and do not have the power to vote the shares of the issuer held by the trusts. Such shares are voted by the trustee of the trusts. The filers disclaim beneficial ownership of the shares.

(6)

As of December 31, 2014, based on a Schedule 13G filed with the SEC on February 14, 2013, as amended by Amendment No. 1 filed with the SEC on February 10, 2014 and Amendment No. 2 filed with the SEC on February 17, 2015. The report indicated sole voting power as to 3,664,373 of such shares, shared voting power as to 731,405 of such shares, and shared dispositive power as to 3,940,577 shares, by Morgan Stanley, a parent holding company. The report also indicated sole voting power as to 3,616,948 of such shares, shared voting power as to 731,405 of such shares, and shared dispositive power as to 3,893,152 of such shares, by Morgan Stanley Smith Barney LLC, a broker dealer registered under section 15 of the Securities Exchange Act of 1934, as amended.

*	Owns less than 1% of our issued and outstanding shares.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 26, 2015, we had approximately 18,373 stockholders of record.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by one or more of our affiliated managers, Costamare Shipping or Shanghai Costamare, and, in certain cases, subject to our consent, a third-party sub-manager, pursuant to the Group Management Agreement and one or more ship-management agreements between the relevant vessel owning entity and the relevant manager. Our two affiliated managers are controlled by our chairman and chief executive officer.

Management Agreement

On March 3, 2015, we amended and restated our Group Management Agreement with Costamare Shipping which we have filed as an exhibit to this annual report.

With respect to each of our vessels, Costamare Shipping provides us with general administrative services, certain commercial services, D&O related insurance services and the services of our executive officers pursuant to the Group Management Agreement between Costamare Shipping and us. The Group Management Agreement permits Costamare Shipping to subcontract certain of its obligations. Costamare Shipping, itself or through Shanghai Costamare, or, in certain cases, subject to our consent, a third-party sub-manager, provides our current fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Group Management Agreement and separate ship-management agreements between each of our containership-owning subsidiaries and Costamare Shipping or, in certain cases, V.Ships Greece. In return for these services, we pay the management fees described below in this section and elsewhere in this annual report. Costamare Shipping, itself or through a sub-manager, controls the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations by Costamare Shipping and Shanghai Costamare, as well as any third-party managers, including V.Ships Greece. Costamare Shipping reports to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Compensation of Our Manager

Costamare Shipping is providing us with general administrative services, certain commercial services, D&O related insurance services and the services of our officers as well as technical, commercial, insurance, accounting, provisioning, sale and purchase, chartering, crewing, bunkering and administrative services in respect of our containerships. In the event that Costamare Shipping decides to delegate certain or all of the services it has agreed to perform to affiliated sub-managers (such as Shanghai Costamare) or, subject to our consent, a third-party sub-manager (such as V.Ships Greece), either through subcontracting or by directing the sub-manager to enter into a direct ship-management agreement with the relevant containership-owning subsidiary, then, in the case of subcontracting, Costamare Shipping will be responsible for paying the management fee charged by the relevant sub-manager for providing such services and, in the case of a direct ship-management agreement, the fee received by Costamare Shipping will be reduced by the fee payable to the sub-manager under the relevant direct ship-management agreement. As a result, these arrangements will not result in any increase in the aggregate management fees we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties in accordance with the Group Management Agreement and the relevant separate ship-management agreements or supervision agreements. Costamare Shipping receives a fee in 2015 of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2014, such amounts were $919 and $460, respectively. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. The flat fee for the supervision of newbuild vessels will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Prior to the 2015, the supervision fee was annually adjusted upward by 4%. Costamare Shipping also receives a fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Additionally, beginning in the first quarter of 2015, Costamare Shipping receives an annual fee payable quarterly in arrears of (i) $2.5 million and (ii) 598,400 shares (which is equal to 0.8% of the issued and outstanding Costamare common stock as of January 1, 2015), which fee includes payment for the services of our executive officers (prior to 2015, we paid Costamare Shipping $1.0 million annually for such services). We have reserved 3 million shares of common stock to cover fees to be paid to Costamare Shipping through December 31, 2019.

The initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for 10 consecutive one-year periods until December 31, 2025, at which point the Group Management Agreement will expire. The daily management fee for each containership is fixed until December 31, 2015, and thereafter will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. Prior to 2015, the management fee was annually adjusted upward by 4%. After the initial term expires on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Group Management Agreement expires on December 31, 2015. The Group Management Agreement automatically renews for 10 consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, after the initial term expiring on December 31, 2015, we will be able to terminate the Group Management Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping that we wish to terminate the Group Management Agreement at the end of the then-current term.

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

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Group Management Agreement if:

•

the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•

the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s or our winding up;

•

the other party is prevented from performing any obligations under the Group Management Agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping terminates the Group Management Agreement for any reason other than Force Majeure, or if we terminate the Group Management Agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping a lump sum termination fee which will be determined by reference to the period between the date of termination and December 31, 2020. The termination fee is equal to (a) the lesser of (i) 10 and (ii) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination (without taking into account any reduction in fees to reflect that certain obligations have been delegated to a sub-manager), provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the individual ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that, during the term of the Group Management Agreement, it will not provide any management services to any other entity (other than the MLP and its subsidiaries) without obtaining our prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping. With due regard to the Company’s interest in the efficient management of the Joint Venture vessels, we have consented to Costamare Shipping providing management services to the vessel-owning entities under the Framework Agreement. The Group Management Agreement does not prohibit Shanghai Costamare from providing commercial or technical management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. The Co- operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

As noted above, Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including: (1) the acquisition of a containership or an acquisition or investment in a containership business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes containerships. Under this second type of permitted acquisition, we must be given the opportunity to buy the containerships or containership businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

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

Trademark License Agreement

Under the trademark license agreement entered into with us, during the term of the Group Management Agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks, provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

Other Transactions

Konstantinos Konstantakopoulos holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own five containerships comparable to 15 of our vessels and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own three containerships comparable to three of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies will establish the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures, entered into the Framework Agreement with York to invest jointly in the acquisition of container vessels mutually agreed between us and York. The joint venture established by the Framework Agreement is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2015, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 49% equity interest in such vessel. As of the same date, Costamare and York had made equity payments of $231.3 million, which was subsequently decreased to $154.9 million based on debt financing arrangements. As part of the Framework Agreement, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 49% in future Joint Venture vessels. Thirteen of our containerships, including nine newbuilds and four existing Joint Venture vessels, have been acquired pursuant to the Framework Agreement. Each vessel is a cellular containership, meaning it is a dedicated container vessel. As of February 27, 2015, the joint venture had executed transactions with capital expenditure commitments of approximately $979.8 million. An Amended and Restated Framework Agreement was executed by the parties thereto on October 1, 2014, which would extend the committment period to May 15, 2020 and increase the range of our equity interest in each Joint Venture vessel to a range of 25% to 75%. Such Amended and Restated Framework Agreement will only become effective upon the closing of an initial public offering by Costamare Partners LP, our wholly-owned subsidiary, of common units representing limited partnership interests. There is no assurance that the proposed MLP initial public offering will be consummated. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We have consented to Costamare Shipping providing management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-

owning entity formed under the Framework Agreement pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2014, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Agreement the amount of $1.57 million for services provided in accordance with the respective management agreements.

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

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under our Group Management Agreement including the amendment and restatement of such agreement and any other agreements with entities controlled by our chairman and chief executive officer.

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

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014 and

January 15, 2015. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014 and January 15, 2015.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, and $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, and $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

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

Set out below is a table showing the dividends and distributions paid in 2010, 2011, 2012, 2013 and 2014.

	Year ended December 31,
	2010	2011	2012	2013	2014	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$10.0	$61.5	$73.1	$80.8	$83.0	$308.4
Preferred Stock dividends paid	—	—	—	0.7	10.1	10.8
Distributions paid	—	—	—	—	—	—

Total	$10.0	$61.5	$73.1	$81.5	$93.1	$319.2

B. Significant Changes

See “Item 18. Financial Statements—Note 22. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Our common stock has been trading on the New York Stock Exchange under the symbol “CMRE” since November 4, 2010. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2010 (November 4, 2010–December 31, 2010)	$14.46	$10.75
2011	18.11	11.39
2012	16.05	12.35
2013	18.92	14.44
2014	24.36	17.61
First Quarter 2013	16.54	14.44
Second Quarter 2013	17.49	15.37
Third Quarter 2013	18.46	16.73
Fourth Quarter 2013	18.92	16.29
First Quarter 2014	21.50	17.80
Second Quarter 2014	23.50	20.60
Third Quarter 2014	24.36	21.96
Fourth Quarter 2014	21.77	17.61
August 2014	23.65	22.42
September 2014	23.79	21.96
October 2014	21.77	17.96
November 2014	20.87	19.85
December 2014	19.55	17.61
January 2015	17.61	16.00
February 2015 (February 1, 2015 to February 27, 2015)	19.60	17.22

Our Series B Preferred Stock has been trading on the New York Stock Exchange under the symbol “CMRE PRB” since August 7, 2013. The following table shows the high and low closing sales prices for our Series B Preferred Stock during the indicated periods.

	Price Range
	High	Low
2013 (August 7, 2013 to December 31, 2013)	$24.90	$22.20
2014	25.93	22.80
Third Quarter 2013 (August 7, 2013 to September 30, 2013)	24.90	23.26
Fourth Quarter 2013	24.05	22.20
First Quarter 2014	24.43	22.80
Second Quarter 2014	25.18	24.05
Third Quarter 2014	25.93	24.88
Fourth Quarter 2014	25.69	24.00
August 2014	25.81	25.22
September 2014	25.93	25.24
October 2014	25.69	24.18
November 2014	25.15	24.00
December 2014	25.01	24.00
January 2015	24.93	23.70
February 2015 (February 1, 2015 to February 27, 2015)	26.20	24.35

Our Series C Preferred Stock has trading on the New York Stock Exchange under the symbol “CMRE PRC” since January 22, 2014. The following table shows the high and low closing sales prices for our Series C Preferred Stock during the indicated periods.

	Price Range
	High	Low
2014 (January 22, 2014 to January 31, 2014)	$26.59	$24.55
First Quarter 2014	25.12	24.55
Second Quarter 2014	26.27	25.11
Third Quarter 2014	26.59	25.85
Fourth Quarter 2014	26.30	24.85
August 2014	26.56	25.96
September 2014	26.26	25.85
October 2014	26.30	24.85
November 2014	26.05	25.25
December 2014	25.66	25.05
January 2015	26.29	25.24
February 2015 (February 1, 2015 to February 27, 2015)	27.00	25.95

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2014, 74,800,000 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2014: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; and 4,000,000 shares of Series C Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

Please see Note 15 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

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

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.

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

Redemption of rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

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

(c)

Stockholder Rights Agreement, dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(d)

Registration Rights Agreement, dated November 3, 2010, between Costamare Inc. and the Stockholders named therein. For a description of the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(e)

Facility Agreement, dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(f)

First Supplemental Agreement, dated April 23, 2010 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(g)

Second Supplemental Agreement, dated June 22, 2010 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(h)

Third Supplemental Agreement, dated September 6, 2011 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(i)

Trademark License Agreement, between the Company and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

(j)

Restrictive Covenant Agreement, dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(k)

Fourth Supplemental Agreement, dated December 17, 2012 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(m)

Agreement Relating to Group Management Agreement and Ship Management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013, please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(n)

Framework Deed, dated May 15, 2013, among Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Agreement”.

(o)

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

(q)

Seventh Supplemental Agreement dated July 2, 2014 in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(r)

Amended and Restated Management Agreement, dated March 3, 2015, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Group Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock or Preferred Stock, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock or Preferred Stock.

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

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common stock or Preferred Stock that may be applicable to you.

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

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock or our Preferred Stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock or Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions on Our Common Stock and Preferred Stock

Subject to the discussion of PFICs below, any distributions with respect to our common stock or Preferred Stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock or Preferred Stock (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock or Preferred Stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

(a)	the common stock or Preferred Stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c)	you own our common stock or our Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Qualified dividend income is taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock (5% in the case of Preferred Stock). If we pay an extraordinary dividend on our common stock or Preferred Stock that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock or Preferred Stock will be treated as long-term capital loss to the extent of such dividend.

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

Sale, Exchange or Other Disposition of Common Stock and Preferred Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock or Preferred Stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock or Preferred Stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock or Preferred Stock.

PFIC Status

Special U.S. Federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

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

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock or Preferred Stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock or Preferred Stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock or Preferred Stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock or Preferred Stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

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

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock or Preferred Stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock or Preferred Stock, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock or Preferred Stock at the end of the taxable year over your adjusted tax basis in our common stock or Preferred Stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock or Preferred Stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock or Preferred Stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock or Preferred Stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock or Preferred Stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock or Preferred Stock would not apply to your deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock or Preferred Stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock or Preferred Stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock or Preferred Stock. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock or Preferred Stock;

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

If you died while owning our common stock or Preferred Stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common stock or Preferred Stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or Preferred Stock, unless:

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

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

If you sell our common stock or Preferred Stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock or Preferred Stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock or Preferred Stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

U.S. individuals who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock or Preferred Stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2014 by approximately $2.8 million based upon our debt level during 2014.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2015	2.4
2016	1.9
2017	1.9
2018	1.0
2019	0.2

Interest Rate Swaps

According to our long-term strategic plan to maintain stability in our interest rate exposure, we have decided to minimize our exposure to floating interest rates by entering into interest rate swap agreements. To this effect, we have entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure. We have not held or issued derivative financial instruments for trading or other speculative purposes.

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

(a) Interest rate swaps that meet the criteria for hedge accounting: These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month LIBOR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income”

within stockholders’ equity and recognized in the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

At December 31, 2013 and 2014, we had interest rate swap agreements with an outstanding notional amount of $1,588 million and $1,031 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2013 and 2014, amounted to a liability of $87.8 million and a liability of $55.4 million, respectively and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between June 2015 and August 2020.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2013 and 2014, we had interest rate swap agreements with an outstanding notional amount of $100 million and $218 million, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2013 and 2014, was a liability of $15.4 million and a liability of $18.5 million, respectively and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2014, approximately 29% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2014, the Company was engaged in nine Euro/U.S. dollar contracts totaling $22.5 million at an average forward rate of Euro/U.S. dollar 1.273 expiring in monthly intervals up to September 2015.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

In making its assessment of our internal control over financial reporting as of December 31, 2014, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2014, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014, which is incorporated by reference into Item 15.C below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2014.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2013 and 2014.

The chart below sets forth the total amount billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services performed in 2013 and 2014 and breaks down these amounts by the category of service.

	2014	2013
Audit fees	€782,250	€566,250
Tax fees	€9,700	€11,500

Total fees	€791,950	€577,750

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2014 and for the review of the quarterly financial information, as well as in connection with the review of the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees in connection with the registration statement on Form F-3 filed with the SEC in October 2013, as amended in November 2013, and with our Series B Preferred Stock offering completed in August 2013, amounted to €41,250 and are included in the 2013 total fees in the aforementioned table. Audit fees in connection with our Series C Preferred Stock offering completed in January 2014 amounted to €20,000 and are included in the 2014 total fees in the aforementioned table. Audit fees in connection with Costamare Partners LP’s registration statement on Form F-1 filed with the SEC in October 2014, as amended in October 2014 and November 2014, amounted to €225,000 and are included in the 2014 total fees in the aforementioned table.

Tax fees

The full amount of tax fees in 2013 and 2014 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2013 and December 31, 2014.

Audit-related fees

No audit-related fees were billed in 2013 and 2014.

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

Not Applicable.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-40 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

4.1	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)

4.2	Form of Restrictive Covenant Agreement between the Company and Konstantinos Konstantakopoulos(2)

4.3	Form of Stockholders Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC(2)

4.4	Form of Registration Rights Agreement between the Company and the Stockholders Named Therein(2)

4.5	Form of Trademark License Agreement between the Company and Costamare Shipping Company S.A.(2)

4.6

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

4.7	First Supplemental Agreement dated April 23, 2010 in relation to the Facility Agreement(2)

4.8	Second Supplemental Agreement dated June 22, 2010 in relation to the Facility Agreement(2)

4.9	Third Supplemental Agreement dated September 6, 2011 in relation to the Facility Agreement(3)

4.10	Form of Restrictive Covenant Agreement between the Company and Konstantinos Zacharatos(1)

4.11	Fourth Supplemental Agreement dated December 17, 2012 in relation to the Facility Agreement(1)

4.12	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.13	Agreement Relating to Group Management Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013(1)

4.14	Framework Deed, dated May 15, 2013, among Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(4)

4.15	Fifth Supplemental Agreement dated May 28, 2013 in relation to the Facility Agreement(5)

4.16	Sixth Supplemental Agreement dated August 30, 2013 in relation to the Facility Agreement(5)

Exhibit No.	Description

4.17	Seventh Supplemental Agreement dated July 2, 2014 in relation to the Facility Agreement

4.18	Amended and Restated Management Agreement between the Company and Costamare Shipping Company S.A., dated March 3, 2015

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(2)

Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), declared effective by the SEC on November 3, 2010, and hereby incorporated by reference to such Registration Statement.

(3)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on February 29, 2012 and hereby incorporated by reference to such Annual Report.

(4)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K for the month of May 2013, filed with the SEC on May 29, 2013 and hereby incorporated by reference to such Report.

(5)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014 and hereby incorporated by reference to such Annual Report.

The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSTAMARE INC.,

By	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: Chief Executive Officer

Dated: March 5, 2015

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), COSTAMARE INC.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 5, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). COSTAMARE INC.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, COSTAMARE INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014, of COSTAMARE INC. and our report dated March 5, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 5, 2015

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2013	2014
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,379	$113,089
Restricted cash	9,067	14,264
Accounts receivable, net	16,145	2,365
Inventories (Note 5)	11,005	11,565
Due from related parties (Notes 3 and 10)	2,679	4,447
Insurance claims receivable	1,429	1,759
Prepaid lease rentals (Notes 2 and 12)	—	4,982
Accrued charter revenue (Note 13)	409	511
Prepayments and other	2,450	4,993

Total current assets	136,563	157,975

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	240,871	—
Capital leased assets (Notes 2 and 12)	—	250,547
Vessels, net (Note 7)	2,187,388	2,098,820

Total fixed assets, net	2,428,259	2,349,367

NON-CURRENT ASSETS:
Investment in affiliates (Note 10)	23,732	73,579
Prepaid lease rentals, non-current (Notes 2 and 12)	—	40,811
Accounts receivable, non-current, net (Note 3)	7,334	1,425
Deferred charges, net (Note 8)	29,864	28,675
Restricted cash	49,826	49,818
Accrued charter revenue, non-current (Note 13)	10,264	1,025
Other non-current assets (Note 4)	—	12,065

Total assets	$2,685,842	$2,714,740

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$206,717	$192,951
Accounts payable	5,814	6,296
Capital lease obligations (Notes 2 and 12)	—	13,508
Accrued liabilities	14,386	19,119
Unearned revenue (Note 13)	9,601	12,929
Fair value of derivatives (Notes 19 and 20)	55,322	43,287
Other current liabilities	3,140	2,286

Total current liabilities	294,980	290,376

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 11)	1,660,859	1,326,990
Capital lease obligations, net of current portion (Notes 2 and 12)	—	233,625
Fair value of derivatives, net of current portion (Notes 19 and 20)	47,890	31,653
Unearned revenue, net of current portion (Note 13)	25,164	29,454

Total non-current liabilities	1,733,913	1,621,722

COMMITMENTS AND CONTINGENCIES (Note 14)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	—	—
Common stock (Note 15)	8	8
Additional paid-in capital (Note 15)	762,142	858,665
Retained earnings / (Accumulated deficit)	(20,047)	103
Accumulated other comprehensive loss (Notes 19 and 21)	(85,154)	(56,134)

Total stockholders’ equity	656,949	802,642

Total liabilities and stockholders’ equity	$2,685,842	$2,714,740

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2012	2013	2014
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$386,155	$414,249	$483,995
EXPENSES:
Voyage expenses	(5,533)	(3,484)	(3,608)
Voyage expenses—related parties (Note 3)	(2,873)	(3,139)	(3,629)
Vessels’ operating expenses	(112,462)	(115,998)	(120,815)
General and administrative expenses	(3,045)	(7,517)	(6,708)
General and administrative expenses—related parties (Note 3)	(1,000)	(1,000)	(1,000)
Management fees—related parties (Note 3)	(15,171)	(16,580)	(18,469)
Amortization of dry-docking and special survey costs (Note 8)	(8,179)	(8,084)	(7,814)
Depreciation (Notes 7, 12 and 21)	(80,333)	(89,958)	(105,787)
Amortization of prepaid lease rentals (Notes 2 and 12)	—	—	(4,024)
Gain / (Loss) on sale / disposal of vessels, net (Note 7)	(2,796)	518	2,543
Foreign exchange gains, net	110	8	7

Operating income	154,873	169,015	214,691

OTHER INCOME / (EXPENSES):
Interest income	1,495	543	815
Interest and finance costs (Note 17)	(74,734)	(74,533)	(95,562)
Swaps breakage costs (Note 19)	—	—	(10,192)
Equity gain / (Loss) on investments (Note 10)	—	692	(3,428)
Other, net (Note 10)	(43)	822	3,294
Gain / (loss) on derivative instruments, net (Note 19)	(462)	6,548	5,469

Total other income / (expenses)	(73,744)	(65,928)	(99,604)

Net Income	$81,129	$103,087	$115,087

Earnings allocated to Preferred Stock (Note 16)	—	(1,536)	(11,909)

Net income available to Common Stockholders	81,129	101,551	103,178

Earnings per common share, basic and diluted (Note 16)	$1.20	$1.36	$1.38

Weighted average number of shares, basic and diluted	67,612,842	74,800,000	74,800,000

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2012	2013	2014
	(Expressed in thousands of U.S. dollars)
Net income for the year	$81,129	$103,087	$115,087

Other comprehensive income / (loss)
Unrealized gain / (loss) on cash flow hedges, net (Notes 19 and 21)	(8,509)	70,886	22,802
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 11 and 21)	(3,196)	(3,253)	(489)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 21)	—	55	103
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Notes 2 and 12)	—	—	6,604
Other comprehensive income / (loss) for the year	$(11,705)	$67,688	$29,020

Total comprehensive income for the year	$69,424	$170,775	$144,107

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
For the years ended December 31, 2012, 2013 and 2014

	Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings / (Accumulated Deficit)	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2012	—	$—	—	$—	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	—	—	—	—	—	—	—	—	81,129	81,129
- Dividends - Common stock	—	—	—	—	—	—	—	—	(73,089)	(73,089)
- Other comprehensive loss	—	—	—	—	—	—	—	(11,705)	—	(11,705)
- Follow-on offering proceeds, net	—	—	—	—	14,500,000	2	194,800	—	—	194,802
- Follow-on offering expenses	—	—	—	—	—	—	(671)	—	—	(671)

BALANCE, December 31, 2012	—	$—	—	$—	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452

- Net income	—	—	—	—	—	—	—	—	103,087	103,087
- Preferred stock Series B issuance	—	—	2,000,000	—	—	—	48,425	—	—	48,425
- Preferred stock Series B expenses	—	—	—	—	—	—	(383)	—	—	(383)
- Dividends - Common stock	—	—	—	—	—	—	—	—	(80,784)	(80,784)
- Dividends–Preferred stock	—	—	—	—	—	—	—	—	(1,536)	(1,536)
- Other comprehensive income	—	—	—	—	—	—	—	67,688	—	67,688

BALANCE, December 31, 2013	—	$—	2,000,000	$—	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949

- Net income	—	—	—	—	—	—	—	—	115,087	115,087
- Preferred stock Series C issuance	4,000,000	—	—	—	—	—	96,850	—	—	96,850
- Preferred stock Series C expenses	—	—	—	—	—	—	(327)	—	—	(327)
- Dividends -Common stock	—	—	—	—	—	—	—	—	(83,028)	(83,028)
- Dividends -Preferred stock	—	—	—	—	—	—	—	—	(11,909)	(11,909)
- Other comprehensive income	—	—	—	—	—	—	—	29,020	—	29,020

BALANCE, December 31, 2014	4,000,000	$—	2,000,000	$—	74,800,000	$8	$858,665	$(56,134)	$103	$802,642

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2012	2013	2014
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$81,129	$103,087	$115,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	80,333	89,958	105,787
Allowance for doubtful amounts	—	3,703	2,888
Amortization of prepaid lease rentals	—	—	4,024
Amortization and write-off of financing costs	1,157	1,569	4,107
Amortization of deferred dry-docking and special survey	8,179	8,084	7,814
Amortization of unearned revenue	(431)	—	—
Net settlements on interest rate swaps qualifying for cash flow hedge	(3,196)	(3,253)	(489)
Loss / (Gain) on derivative instruments, net	462	(6,548)	(5,469)
Loss / (Gain) on sale / disposal of vessels, net	2,796	(518)	(2,543)
Equity (gain) / loss on investments	—	(692)	3,428
Changes in operating assets and liabilities:
Accounts receivable	(87)	(22,737)	13,705
Due from related parties	969	(63)	(1,768)
Inventories	(63)	(1,607)	(560)
Insurance claims receivable	1,622	25	(330)
Prepayments and other	48	(854)	(2,543)
Accounts payable	1,825	(68)	482
Accrued liabilities	(1,162)	4,337	2,731
Unearned revenue	(901)	3,194	900
Other current liabilities	344	277	(854)
Dry-dockings	(11,171)	(6,189)	(10,150)
Accrued charter revenue	6,261	14,976	7,023

Net Cash provided by Operating Activities	168,114	186,681	243,270

Cash Flows From Investing Activities:
Investment in affiliates	—	(8,707)	(85,103)
Proceeds from the sale of subsidiary	—	16,044	—
Dividend from affiliate	—	—	31,828
Advances for vessel acquisitions	(191,179)	(590,431)	(59,058)
Vessels acquisitions / Additions to vessel cost	(74,053)	(51,853)	(28,984)
Proceeds from the sale of vessels, net	28,723	13,891	22,054

Net Cash used in Investing Activities	(236,509)	(621,056)	(119,263)

Cash Flows From Financing Activities:
Capital lease proceeds	—	—	256,716
Capital lease repayment	—	—	(9,583)
Offering proceeds, net of related expenses	194,131	48,042	96,523
Proceeds from long-term debt	288,639	469,356	9,000
Repayment of long-term debt	(170,170)	(163,669)	(356,635)
Payment of financing costs	(547)	(210)	(2,055)
Dividends paid	(73,089)	(81,515)	(93,074)
Increase in restricted cash	(1,244)	(11,571)	(5,189)

Net Cash provided by / (Used in) Financing Activities	237,720	260,433	(104,297)

Net increase / (decrease) in cash and cash equivalents	169,325	(173,942)	19,710
Cash and cash equivalents at beginning of the year	97,996	267,321	93,379

Cash and cash equivalents at end of the year	$267,321	$93,379	$113,089

Supplemental Cash Information:
Cash paid during the year for interest	$28,269	$31,215	$46,043

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At December 31, 2014, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate. Furthermore, on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2013 and 2014, the Company owned and/or operated a fleet of 52 and 55 container vessels, respectively, with a total carrying capacity of approximately 295,872 TEU and 320,407 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2014, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for five incorporated in the Republic of the Marshall Islands, out of which 55 operate vessels, 31 have sold or disposed their vessels and are dormant, one was established to be used for future vessel acquisitions, one was established to participate in investments (Note 10) and four to participate in future investments.

On October 2, 2014, Costamare Partners LP (the “MLP”), a Marshall Islands limited partnership and a wholly owned subsidiary of the Company, filed a Registration Statement on Form F-1 with the SEC (which registration statement was subsequently amended and re-filed on October 23, 2014, November 12, 2014 and January 30, 2015) for the initial public offering of common units representing limited partnership interests (the “common units”) in the MLP. The number of common units to be offered and the price range for the offering have not yet been finally determined. The proceeds from the offering are expected to be used principally to reduce indebtedness and for general partnership purposes, with the remainder to be distributed to the Company. If the offering is completed, the Company expects to contribute to the MLP a 100% interest in the entities which own four of the Company’s existing container vessels. Following the offering, the MLP will remain a consolidated subsidiary of the Company as the Company will retain a majority of the MLP’s total equity interests and, through a subsidiary, act as its general partner. Completion of the initial public offering is subject to further authorization of the board of directors of the Company, as well as completion of the SEC review process.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

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

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation,” (formerly Accounting Research Bulletin (“ARB”) No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2013 and 2014 no such interest existed.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment.

(g) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2013 and 2014, is $1,495 and nil, respectively.

(h) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost or market on a consistent basis. Cost incurred to bring inventories to their present location and condition is determined by the first in, first out method.

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

(j) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (approximately $0.250 per light weight ton). Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(k) Accrued Charter Revenue/Unearned Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(l) Impairment of Long-Lived Assets: The Company uses ASC 360 “Property plant and equipment”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

As of December 31, 2013 and 2014, the Company concluded that, as conditions in the worldwide shipping industry remain depressed, indicators existed which triggered the existence of potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value. The Company’s strategy is mainly to charter its vessels under long-term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. To the extent impairment indicators are present, the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, inflated annually by a 3.42% growth rate being the historical and forecasted average world GDP nominal growth rate) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an annual inflation rate of 2.97% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures which are adjusted every year, after December 31, 2012, as provided under the Company’s management agreements, by an inflation rate of 4.0% and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 16 to 30 days depending on the size and age of each vessel) based on historical experience. The salvage value used in the impairment test is estimated at approximately $0.250 per light weight ton in accordance with the vessels’ depreciation policy.

The Company’s assessment concluded that no impairment of vessels existed as of December 31, 2013 and 2014, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2012, 2013 or 2014.

(m) Assets held-for-sale: Assets are classified as held for sale when all of the following criteria are met: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups), an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within 1 year. The term probable refers to a future sale that is likely to occur, the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2013 and 2014, no vessels were classified as held-for-sale.

(n) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of income.

(o) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(p) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), investments in affiliates, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, investments in affiliates and equity and debt securities by performing ongoing credit evaluations of its customers’, affiliates’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(q) Voyage Revenues: Voyage revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

Revenues for 2012, 2013 and 2014, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2012	2013	2014
A	24%	24%	29%
B	33%	31%	26%
C	17%	16%	14%
D	10%	9%	7%
E	7%	13%	18%

Total	91%	93%	94%

(r) Voyage Expenses: Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements and commissions and fees, which are always paid for by the Company, regardless of the charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(s) Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(t) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

The Company also enters forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(u) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2014. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

(v) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 19 and 20).

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

(w) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(x) Investments in Affiliate: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an affiliate reduce the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the affiliate.

(y) Capital leases: Financial Accounting Standards Board (“FASB”) ASC 840 classifies leases as capital or operating. Capital leases are accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee and as a sale or financing by the lessor. All other leases are accounted for as operating leases. The determination of whether an arrangement is (or contains) a capital lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 840-10-25-1.

Capital leases are capitalized at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability. Finance charges are recognized in finance costs in the consolidated statement of income. The lease payments are allocated between liability and finance costs to achieve a constant rate on the capital balance outstanding. If the lease agreement transfers the ownership of the leased asset to the lessee, then the asset is depreciated over its useful economic life (estimated at 30 years), otherwise it is depreciated over the lease term.

For sale and lease back transactions, when the fair value of the asset sold is more than its carrying amount, any indicated loss on the sale is in substance a prepayment of rent and thus, in accordance with ASC 840-40-35-4, the Company defers this prepaid rental and amortizes it over the lease term. In case the fair value of the asset sold is less than its carrying amount, any indicated loss on the sale is recognized in the consolidated statement of income as incurred.

Operating lease payments are recognized as an operating expense in the consolidated statement of income on a straight-line basis over the lease term.

(z) Investments in Equity and Debt Securities: The Company classifies debt securities and equity securities pursuant to the provisions of ASC 320-10-25-1 “Investments–Debt and Equity Securities”, into one of the following three categories:

a. Trading securities: If the Company acquires a security with the intent of selling it in the near term, the security is classified as trading,

b. Available-for-sale securities: Investments in debt securities and equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities and,

c. Held-to-maturity securities: Investments in debt securities are classified as held-to-maturity only if the Company has the positive intent and ability to hold these securities to maturity.

In order to determine the applicable category, the Company considers the following: (i) if the Company intends to sell the security, (ii) whether it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) cost, and (iii) whether the security has a readily determinable fair value or not.

Debt and equity securities which are decided on inception to be accounted for as trading securities or available-for-sale securities are initially recognized at cost and subsequently are measured at fair value. Declines in the fair value of trading securities are recognized in earnings, while declines in the fair value of available-for-sale securities are recorded in Other Comprehensive Income and affect earnings when the securities are disposed. Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less impairment. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity. Management evaluates debt securities held-to-maturity for other than temporary impairment at each reporting date. In evaluating whether a decline in value is other than temporary, the Company

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

considers several factors including, but not limited, to the following: (i) the extent of the duration of the decline; (ii) the reasons for the decline in value and (iii) the financial condition of and near-term prospects of the issuer. An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

Equity securities with no readily determinable fair value, which relate to an entity in which the Company does not have the ability to exercise significant influence, are accounted for pursuant to the provisions of ASC 325-20 “Investments - Other–Cost Method Investments”. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

New accounting pronouncements

Revenue from Contracts with Customers: The FASB and the International Accounting Standards Board (“IASB”) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on the Company’s financial position and performance.

Going Concern: In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date the financial statements are issued, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

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

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), which is also controlled by Mr. Konstantakopoulos, or through or together with a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. Up to April 2013, Costamare Shipping also provided such services through Ciel Shipmanagement S.A. (“CIEL”), another company controlled by Mr. Konstantakopoulos. We refer to Costamare Shipping and Shanghai Costamare and, up to April 2013, CIEL as the Company’s “affiliated managers”.

Pursuant to the management agreement, in 2014 Costamare Shipping received a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it received a daily fee of $0.919 since January 1, 2014 ($0.884 for 2013 and $0.850 for 2012), prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel and (ii) for each containership subject to a bareboat charter it received a daily fee of $0.460 since January 1, 2014 ($0.442 for 2013 and $0.425 for 2012), prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel.

The Company also paid to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company, which flat fee may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases, and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 (Note 22(c)) and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012 and was thereafter annually adjusted upwards through 2014 by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term which expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels (including all container vessels previously managed by CIEL), pursuant to separate management agreements entered into between V.Ships Greece and the ship-

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

owning company of the respective container vessel, for a daily management fee. Costamare Shipping remains the head manager for all vessels owned by the Company.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement. The net profits earned during the year ended December 31, 2014, amounted to $392 and is included as a reduction in management fees–related parties in the accompanying 2014 consolidated statement of income. As at December 31, 2014, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 19 of Costamare’s vessels.

Management fees charged by the Manager in the years ended December 31, 2012, 2013 and 2014, amounted to $12,208, $15,570 and $18,642, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $3,629 for the year ended December 31, 2014 ($3,139 for the year ended December 31, 2013 and $2,873 for the year ended December 31, 2012), representing a fee of 0.75% on all gross revenues, as provided in the management agreements with each subsidiary, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statements of income for the years ended December 31, 2012, 2013 and 2014, respectively, (ii) $1,000 for the services of the Company’s officers in aggregate, which is included in General and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 2014 ($1,000 for the year ended December 31, 2013 and $1,000 for the year ended December 31, 2012) and (iii) $1,050 supervision fees for three newbuild vessels, which were delivered during the year ended December 31, 2014 ($2,450 for seven newbuild vessels which were delivered during the year ended December 31, 2013). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2014 consolidated balance sheet ($1,350 for the year ended December 31, 2013).

During the years ended December 31, 2014 and 2013, the Manager charged in aggregate to the companies established pursuant to the Framework Agreement (Notes 9 and 10) the amount of $1,572 and $1,070, respectively, for services provided in accordance with the respective management agreements.

The balance due from the Manager at December 31, 2013 and 2014 amounted to $2,076 and $576, which are included in Due from related parties in the accompanying 2013 consolidated balance sheet and Due to related parties in the accompanying 2014 consolidated balance sheet, respectively.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012, Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL was not part of the consolidated group of the Company but was an affiliated manager up to April 2013. CIEL, up to April 2013, provided the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel. CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. For the period from April 28, 2013 to December 31, 2013 and for the year ended December 31, 2014, CIEL did not provide technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any of the Company’s containerships. CIEL is currently providing services in respect of the Rena. Management fees charged by CIEL in the years ended December 31, 2012, 2013 and 2014, amounted to $2,963, $1,010 and $219, respectively and are included in Management fees-related parties in the accompanying

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

consolidated statements of income. The balance due from CIEL at December 31, 2013 and 2014, amounted to $603 and $593, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of December 31, 2014, Shanghai Costamare provided such services to eleven (nine as of December 31, 2013) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2013 and 2014.

4. Other non-current assets:

As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim, other similar contracts with similar terms, maturities and interest rates, and recorded at fair value $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off and is included in General and administrative expenses in the accompanying 2014 consolidated statement of income.

On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. The Company recorded $20 in relation to their fair value unwinding, which is included in “Interest income” in the consolidated statement of income for the year ended December 31, 2014. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2014, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of December 31, 2014, the Company has assessed for other than temporary impairment of its investment in Zim and has concluded that no impairment existed.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

5. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	December 31, 2014
Bunkers	303	—
Lubricants	9,044	9,971
Spare parts	1,658	1,594

Total	11,005	11,565

6. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. The newbuilds MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively. The Company agreed with a financial institution to refinance the then outstanding balance of the loan relating to MSC Azov, MSC Ajaccio and MSC Amalfi under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on time charter with its initial time charterer (Note 12).

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. The newbuild vessels MSC Athens (Hull S4010) and MSC Athos (Hull S4011) were delivered to the Company on March 14, 2013 and April 8, 2013, respectively, and the amount of $196,675, in aggregate, which included the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net.

On April 20, 2011, the Company, through its five wholly-owned subsidiaries Quentin Shipping Co., Raymond Shipping Co., Sander Shipping Co., Terance Shipping Co. and Undine Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels (Hulls S4020, S4021, S4022, S4023 and S4024), each of approximately 8,827 TEU capacity. The newbuild vessels Valor (Hull S4020), Value (Hull S4021), Valiant (Hull S4022), Valence (Hull S4023) and Vantage (Hull S4024) were delivered to the Company on June 3, 2013, June 25, 2013, August 5, 2013, September 2, 2013 and November 8, 2013, respectively and the amount of $492,437, in aggregate, which included the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net.

The total aggregate price for all ten newbuild vessels amounted to $953,873, payable in installments until their deliveries, which was fully paid through December 31, 2014 ($57,408 paid during the year ended December 31, 2014, $572,496 paid during the year ended December 31, 2013, $181,198 paid during the year ended December 31, 2012 and $143,131 paid during the year ended December 31, 2011).

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

During the years ended December 31, 2013 and 2014 the costs incurred associated with the construction of the above mentioned vessels are presented in the table below:

Balance, December 31, 2012	339,552
Pre-delivery installments	572,496
Capitalized interest and finance costs	7,845
Other capitalized costs	10,090
Transferred to vessels, net	(689,112)

Balance, December 31, 2013	240,871

Pre-delivery installments	57,048
Capitalized interest and finance costs	1,306
Other capitalized costs	704
Sale and leaseback (Note 12)	(299,929)

Balance, December 31, 2014	—

7. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	2,298,108	(679,221)	1,618,887
Depreciation	—	(80,333)	(80,333)
Transfer to assets held for sale	(25,000)	20,697	(4,303)
Vessel acquisitions and other vessels’ costs	74,053	—	74,053
Disposals	(43,125)	17,166	(25,959)

Balance, December 31, 2012	2,304,036	(721,691)	1,582,345

Depreciation	—	(89,903)	(89,903)
Vessel acquisitions and other vessels’ costs	51,853	—	51,853
Transfer from advances for vessel acquisitions	689,112	—	689,112
Derecognition of vessels	(29,659)	53	(29,606)
Disposals	(54,343)	37,930	(16,413)

Balance, December 31, 2013	2,960,999	(773,611)	2,187,388

Depreciation	—	(99,515)	(99,515)
Vessel acquisitions and other vessels’ costs	28,984	—	28,984
Disposals	(36,543)	18,506	(18,037)

Balance, December 31, 2014	2,953,440	(854,620)	2,098,820

During the year ended December 31, 2012, the Company acquired five secondhand containerships, MSC Ulsan, MSC Koroni (ex. Koroni), MSC Itea (ex. Kyparissia), Stadt Luebeck and Messini at an aggregate price of $73,000.

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

During the year ended December 31, 2013, the Company took delivery from the shipyard of the seven newbuild container vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage at an aggregate cost of $689,112 (Note 6). Furthermore, during the year ended December

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

31, 2013, the Company acquired the four secondhand container vessels Venetiko, Petalidi, Ensenada Express and X-Press Padma at an aggregate price of $51,853. On July 12, 2013, pursuant to the Framework Agreement (Notes 9 and 10), York (as defined below) participated with a 51% interest in the share capital of the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma (Note 10).

During the year ended December 31, 2013, the Company sold for scrap the container vessels MSC Washington, MSC Austria and MSC Antwerp at an aggregate price of $23,809 and recognized a net gain of $518, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2013 consolidated statement of income.

During the year ended December 31, 2014, the Company acquired the three secondhand vessels Neapolis, Areopolis and Lakonia at an aggregate price of $27,740.

During the year ended December 31, 2014, the Company sold for scrap the container vessels Konstantina, MSC Kyoto and Akritas at an aggregate price of $24,329 and recognized a net gain of $2,543, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2014 consolidated statement of income.

Forty-six of the Company’s vessels, with a total carrying value of $1,939,812 as of December 31, 2014, have been provided as collateral to secure the long-term debt discussed in Note 11.

8. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, January 1, 2012	11,923	20,718	32,641
Additions	547	11,171	11,718
Amortization	(1,143)	(8,179)	(9,322)
Write-off	(14)	(786)	(800)
Transfer to asset held for sale	—	(138)	(138)

Balance, December 31, 2012	11,313	22,786	34,099

Additions	210	6,189	6,399
Amortization	(1,569)	(8,084)	(9,653)
Derecognition of deferred charges	—	(553)	(553)
Write-off	—	(428)	(428)

Balance, December 31, 2013	9,954	19,910	29,864

Additions	2,055	10,150	12,205
Amortization	(2,084)	(7,814)	(9,898)
Write-off	(2,023)	(1,473)	(3,496)

Balance, December 31, 2014	7,902	20,773	28,675

Financing costs represent fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 17).

During the years ended December 31, 2012, 2013 and 2014, nine, eight and eleven vessels, respectively underwent their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Agreement”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Agreement, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elects to invest, it is expected that it will hold between 25% and 49% of the equity in the entities that will be formed under the Framework Agreement (the “affiliate ship-owning companies”) and York will hold the balance. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Agreement, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein. At that time, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. The Company accounts for the entities formed under the Framework Agreement as equity investments. As at December 31, 2014, the Company holds a range of 25% to 49% of the capital stock of fourteen jointly-owned companies formed pursuant to the Framework Agreement with York (Note 10).

10. Investment in Affiliates:

The affiliate companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

Entity	Vessel/Hull	Participation % December 31, 2014	Date Established/ Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	X-Press Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Hull HN2121	40%	October 16, 2013
Bertrand Maritime Co.	Hull HN2122	40%	October 16, 2013
Beardmore Maritime Co.	Hull HN2123	40%	December 23, 2013
Schofield Maritime Co.	Hull HN2124	40%	December 23, 2013
Fairbank Maritime Co.	Hull HN2125	40%	December 23, 2013
Connell Maritime Co.	n/a	40%	December 18, 2013

On July 12, 2013, in accordance with the Framework Agreement, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

capital of such affiliate ship-owning companies. There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.

Furthermore, in July 2013, Costamare Ventures participated with 49% in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 9,000 TEU container vessels, subject to upgrade, by contributing $8,707, in the aggregate up to December 31, 2013 and $34,709, in the aggregate during the year ended December 31, 2014.

During the year ended December 31, 2014, Costamare Ventures participated with 25% in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $8,767, in the aggregate. Furthermore, Costamare Ventures participated with 40% in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., who entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing $30,305, in the aggregate. In December 2014, these five companies sold their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of 12 years.

During the year ended December 31, 2014, pursuant to the Framework Agreement, Costamare Ventures participated with 40% in the equity of Connell Maritime Co. by contributing the amount of $6,669 and with 49% in the equity of Smales Maritime Co. by contributing the amount of $4,654 for the acquisition of the secondhand vessel Elafonisos.

For year ended December 31, 2013, the Company recorded a net gain of $692, which is separately reflected as Equity gain / (loss) on investments in the accompanying 2013 consolidated statement of income. For the year ended December 31, 2014, the Company recorded a net loss of $3,428, which is separately reflected as Equity gain / (loss) on investments in the accompanying 2014 consolidated statement of income.

Furthermore, during the year ended December 31, 2014, eight affiliate ship-owning companies declared dividends to their shareholders and Costamare Ventures received the amount of $31,828, which is included in Investments in affiliates in the accompanying 2014 consolidated balance sheet.

In addition, Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2014, the aggregate balance due from the three companies amounted to $3,278 and is included in Due from related parties in the 2014 consolidated balance sheet.

In addition, the Company received the amount of $1,813, for services rendered, from an affiliate ship-owning company, which is included in Other, net in the 2014 consolidated statement of income.

The summarized combined financial information of the affiliates is as follows:

	December 31,
	2013	2014
Non-current assets	49,072	177,220
Current assets	3,184	13,267

	52,256	190,487

Current liabilities	2,196	6,283

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2013	2014
Voyage revenue	5,580	12,449

Net income / (loss)	1,410	(6,360)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2013	December 31, 2014
1.	Credit Facility		675,774	585,883

2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	100,500	91,500
	2.	Mas Shipping Co.	47,000	38,875
	3.	Montes Shipping Co. and Kelsen Shipping Co.	90,000	78,000
	4.	Capetanissa Maritime Corporation	55,000	50,000
	5.	Rena Maritime Corporation	52,500	47,500
	6.	Costamare Inc.	90,100	73,414
	7.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	146,295	—
	8.	Costamare Inc.	129,243	120,330
	9.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	224,107	208,826
	10.	Raymond Shipping Co. and Terance Shipping Co.	148,707	137,793
	11.	Costamare Inc.	108,350	87,820

			1,191,802	934,058

		Total	1,867,576	1,519,941
		Less-current portion	(206,717)	(192,951)

		Long-term portion	1,660,859	1,326,990

1. Credit Facility:

On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Following the sale of MSC Antwerp (ex. Sophia Britannia) the Company, on September 30, 2013, repaid $1,500 of the Facility.

The outstanding balance of the Facility as of December 31, 2014, is repayable in 14 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,261 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company’s subsidiaries guarantors and the mortgages over their vessels and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

replaced them with mortgages over two other vessels. On May 28, 2013, the Company entered into a fifth supplemental agreement under which the bank agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, the Company entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantor and the mortgage over its vessel and replaced it with mortgages over two other vessels. On July 2, 2014 contemporaneously with the restructuring with a major charterer discussed above (Note 4), the Company entered into a seventh supplemental agreement which amends the calculation method of the security value maintenance of the original agreement for two of the vessels financed by the Credit Facility which are chartered with the specific charterer.

The Facility, as of December 31, 2014, was secured with, among others, first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.

The Facility and certain of the term loans described under Note 11.2 below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000. The Company’s other term loans described under Note 11.2 below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at December 31, 2014, the outstanding balance of the loan of $91,500 is repayable in 7 equal semi-annual installments of $4,500, each from May 2015 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2014, the outstanding balance of the loan of $38,875 is repayable in 7 variable semi-annual installments from February 2015 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2014, the outstanding balance of the loan of $78,000 is repayable in 6 equal semi-annual installments of $6,000 each from June 2015 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2014, the outstanding balance of the loan of $50,000 is repayable in 8 equal semi-annual installments of $2,500 each from February 2015 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2014, the outstanding balance of the loan of $47,500 is repayable in 7 equal semi-annual installments of $2,500 each from February 2015 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

6. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of December 31, 2014, the Company had drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni (ex. Koroni) and MSC Itea (ex. Kyparissia), respectively. As at December 31, 2014, the outstanding balance of the tranche (a) of the loan of $25,988 is repayable in 19 equal quarterly installments of $962.5 from February 2015 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at December 31, 2014, the outstanding balance of the tranche (b) of the loan of $29,400 is repayable in 20 equal quarterly installments of $1,050 from January 2015 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at December 31, 2014, the outstanding balance of the tranche (c) of the loan of $15,225 is repayable in 21 equal quarterly installments of $525 from February 2015 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the tranche (d) of the loan was fully repaid. As at December 31, 2014, the outstanding balance of the tranche (e) of the loan of $2,801 is repayable in 2 equal quarterly installments of $466.9 from February 2015 to May 2015 and a balloon payment of $1,867.3 payable together with the last installment.

7. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility was made in three tranches, one for each hull. The credit facility was repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of December 31, 2013, the Company had drawn the amount of $48,765 (tranche (a) - H1068A), $48,765 (tranche (b) - H1069A) and $48,765 (tranche (c) - H1070A), in order to partly finance the second installment and fully finance the third and fourth pre- delivery installment of hulls H1068A, H1069A and H1070A. MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company, on January 14, 2014, March 14, 2014 and April 28, 2014, respectively and at the same time the Company agreed the sale and leaseback of such vessels and repaid the then outstanding balance of the three tranches (Note 12).

8. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011 (Note 6). In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of Hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of Hulls S4010 and S4011. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at December 31, 2014, the outstanding balance of the loan of $120,330 is repayable in 13 equal semi-

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

annual installments of $4,456.7 from January 2015 until January 2021 and a balloon payment of $62,392.7 payable together with the last installment.

9. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024 (Note 6). The drawdown of the facility was made in three tranches. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of Hulls S4020, S4022 and S4024. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $38,200 in order to partly finance the second and the third pre-delivery installments of Hulls S4020, S4022 and S4024. Furthermore, during the year ended December 31, 2013, the Company drew down in aggregate the amount of $168,080 in order to partly finance the third pre-delivery and the delivery final installments of Hulls S4020 (Valor), S4022 (Valiant) and S4024 (Vantage), which were delivered to the Company on June 3, 2013, August 5, 2013 and November 8, 2013, respectively. As at December 31, 2014, the outstanding balance of the tranche (a) of $68,760 relating to Hull S4020 (Valor), is repayable in 22 equal quarterly installments of $1,273.4 from January 2015 to April 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at December 31, 2014, the outstanding balance of the tranche (b) of $68,760 relating to Hull S4022 (Valiant), is repayable in 22 equal quarterly installments of $1,273.4 from March 2015 to June 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at December 31, 2014, the outstanding balance of the tranche (c) of $71,306 relating to Hull S4024 (Vantage) is repayable in 24 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from February 2015 to November 2020.

10. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023 (Note 6). On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of Hulls S4021 and S4023. During the year ended December 31, 2012, the Company drew down in aggregate the amount of $30,560 in order to partly finance the second and third pre-delivery installments of Hulls S4021 and S4023. Furthermore, during the year ended December 31, 2013 the Company drew down in the aggregate the amount $106,960 in order to partly finance the final installments of Hulls S4021 (Value) and S4023 (Valence), which vessels were delivered to the Company on June 25, 2013, and September 2, 2013, respectively. As at December 31, 2014, the outstanding balance of the tranche (a) of $68,214 relating to Hull S4021 (Value), is repayable in 22 equal quarterly installments of $1,364.3 from March 2015 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at December 31, 2014, the outstanding balance of tranche (b) of the loan of $69,579 relating to Hull S4023 (Valence) is repayable in 23 equal quarterly installments of $1,364.3 from February 2015 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

11. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012 upon the delivery of the vessel. In April 11, 2014, the Company entered into another supplemental agreement, for a further amount of $9,000 to partly finance the acquisition of the vessel Neapolis, which was drawn down in April 2014 upon the delivery of the vessel. In May 2014, the Company repaid the amount of $6,495 due to the sale of Konstantina (Note 7). Furthermore in September 2014 the Company repaid the amount of $6,000 due to the sale of Akritas (Note 7). As at December 31, 2014, the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

outstanding balance of $87,820 is repayable in 16 quarterly variable consecutive installments from March 2015 to December 2018 and a balloon payment of $39,490 payable together with the last installment.

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

The annual principal payments required to be made after December 31, 2014, are as follows:

Year ending December 31,	Amount
2015	192,951
2016	185,259
2017	227,259
2018	557,946
2019	60,396
2020 and thereafter	296,130

1,519,941

The interest rates of Costamare’s long-term debt at December 31, 2012, 2013 and 2014, were in the range of 2.71%-6.75%, 1.25%-6.75% and 1.03%-6.75%, respectively. The weighted average interest rate as at December 31, 2012, 2013 and 2014, was 4.4%, 4.3% and 4.2%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 19) for the years ended December 31, 2012, 2013 and 2014, amounted to $76,831, $81,471 and $77,655, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2012, $8,476 was capitalized and is included (a) in Advances for vessel acquisitions ($5,280) and (b) in the statement of comprehensive income / (loss) ($3,196), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2013, $11,098 was capitalized and is included (a) in Advances for vessel acquisitions ($7,845) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income / (loss) ($3,253), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2014, $1,795 was capitalized and is included (a) in Advances for vessel acquisitions ($1,306) (Note 6) and (b) in the statement of comprehensive income / (loss) ($489), representing net settlements on interest rate swaps qualifying for cash flow hedge.

3. New Credit Facility:

On September 26, 2014, in connection with the contemplated initial public offering (Note 1), Costamare Partners LP a Marshall Islands limited partnership and a wholly-owned subsidiary of the Company, as guarantor, and each of the vessel owning companies, Capetanissa Maritime Corporation, Jodie Shipping Co., Kayley Shipping Co. and Raymond Shipping Co., as joint and several borrowers, entered into a new credit facility with certain banks for up to $180,000. The credit facility consists of:

i. A term loan, in order to refinance the loans discussed in Notes 11.2.4, 11.2.8 and 11.2.10, in an amount equal to the lesser of (i) $126,600 and (ii) an amount which when aggregated with the amount drawn under the revolving credit facility as of the drawdown date of the term loan facility,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

does not exceed 50% of the market value of the relevant vessels securing the facility. The term loan is available for a single drawdown through March 31, 2015 and is repayable in 20 equal consecutive quarterly installments in the amount of approximately $2,221 plus a balloon payment at the final maturity date, which will be the earlier of the fifth anniversary of the drawdown date or November 19, 2019 (the “Final Maturity Date”).

ii. A revolving credit facility, for general corporate purposes, in an amount equal to the lesser of (i) $53,400 and (ii) an amount which when aggregated with the amount actually drawn under the term loan facility, does not exceed 50% of the market value of the relevant vessels securing the facility. The commitment under the revolving credit facility will be reduced in 20 quarterly amounts of $937 starting three months after the first drawdown date under the New Credit Facility and the last such reduction in the amount outstanding as of the Final Maturity Date.

The New Credit Facility will bear interest at LIBOR plus a spread and will be secured among others by a first priority mortgage over the vessels the COSCO Beijing, the MSC Athens, the MSC Athos and the Value.

12. Capital Leased Assets and Capital Lease Obligations:

The newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively (Note 6). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi, by entering into a ten-year sale and leaseback transaction for each vessel upon their respective deliveries. These vessels were sold for an amount of $85,572 each and leased back for a period of ten years.

The sale and leaseback transactions were classified as capital leases. Furthermore, as the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was considered as prepaid lease rentals. In this respect, an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals.

The total value of the three vessels at the inception of the capital lease transactions amounted to $256,716. The depreciation charged during the year ended December 31, 2014, amounted to $6,169 and is included in Depreciation in the accompanying 2014 consolidated statement of income. As of December 31, 2014, the net book value of the three vessels amounted to $250,547 and is separately reflected as Capital leased assets, in the accompanying 2014 consolidated balance sheet.

The balance of prepaid lease rentals, as of December 31, 2014, is analyzed as follows:

December 31, 2014
Initial recognition of prepaid lease rentals	49,817
Less: Amortization of prepaid lease rentals	(4,024)

Prepaid lease rentals	45,793
Less: current portion	(4,982)

Non-current portion	40,811

The capital lease obligations amounting to $247,133 as at December 31, 2014 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expense incurred on capital leases for the year ended December 31, 2014 amounted to $14,793 and is included in Interest and finance costs in the accompanying 2014 consolidated statement of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

The annual lease payments in aggregate required under the capital leases after December 31, 2014 are as follows:

Year ending December 31,	Amount
2015	30,699
2016	30,783
2017	30,698
2018	30,698
2019	30,699
2020 and thereafter	207,553

Total	361,130

Less: Amount of interest	(113,997)

Total lease payments	247,133

The total capital lease obligations are presented in the accompanying December 31, 2014 consolidated balance sheet as follows:

Capital lease obligation–current	13,508
Capital lease obligation–non current	233,625

247,133

13. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2013 and 2014, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2013, the net accrued charter revenue, reduced by the allowance for doubtful amounts of $2,208, totaling to ($16,896), comprises $409 separately reflected in Current assets, $10,264 separately reflected in Non-current assets and $27,569 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2013 consolidated balance sheet. As at December 31, 2014, the net accrued charter revenue, totaling to ($32,751) comprises $511 separately reflected in Current assets, $1,025 separately reflected in Non-current assets, and $34,287 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2014 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2015	(4,323)
2016	(9,430)
2017	(11,336)
2018	(7,662)

(32,751)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2013 and 2014, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2013	December 31, 2014
Hires collected in advance	7,196	8,096
Charter revenue resulting from varying charter rates	27,569	34,287

Total	34,765	42,383
Less current portion	(9,601)	(12,929)

Non-current portion	25,164	29,454

14. Commitments and Contingencies:

(a) Long-term time charters: As at December 31, 2014, the Company has entered into time charter arrangements on all of its vessels in operation with international liner operators. These arrangements as at December 31, 2014, have remaining terms of up to 111 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2015	453,416
2016	417,343
2017	371,709
2018	198,759
2019	122,306
2020 and thereafter	310,852

1,874,385

(b) Pursuant to the Framework Agreement the Company has a contractual commitment of approximately $96,774 representing 49% of the remaining construction cost of two vessels under construction, 40% of the remaining construction cost of five vessels under construction and 25% of the construction cost of two vessels under construction (Note 10).

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
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

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at the Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

On January 22, 2014, the Company issued 4,000,000, Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) in the United States under the Securities Act, which pay dividends of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at the Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013 and January 2014 and the net proceeds received from the issuance of such shares.

(d) Dividends declared and / or paid: During the year ended December 31, 2013, the Company declared and paid to its common stockholders (i) $20,196 or $0.27 per common share for the fourth quarter of 2012, (ii) $20,196 or $0.27 per common share for the first quarter of 2013, (iii) $20,196 or $0.27 per common share for the second quarter of 2013 and (iv) $20,196 or $0.27 per common share for the third quarter of 2013. During the year ended December 31, 2014, the Company declared and paid to its common stockholders (i) $20,196 or $0.27 per common share for the fourth quarter of 2013, (ii) $20,944 or $0.28 per common share for the first quarter of 2014, (iii) $20,944 or $0.28 per common share for the second quarter of 2014 and (iv) $20,944 or $0.28 per common share for the third quarter of 2014. During the year ended December 31, 2013, the Company declared and paid to its holders of Series B Preferred Stock $731 or $0.3654 per share for the period from August 6, 2013 to October 14, 2013. During the year ended December 31, 2014, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 14, 2013 to January 14, 2014, (ii) $953 or $0.476563 per share for the period from January 15, 2014 to April 14, 2014, (iii) $953 or $0.476563 per share for the period from April 15, 2014 to July 14, 2014 and (iv) $953 or $0.476563 per share for the period from July 15, 2014 to October 14, 2014. During year ended December 31, 2014, the Company declared and paid to its holders of Series C Preferred Stock (i) $1,984 or $0.495833 per share for the period from January 22, 2014 to April 14, 2014, (ii) $2,125 or $0.531250 per share for the period from April 15, 2014 to July 14, 2014 and (iii) $2,125 or $0.531250 per share for the period from July 15, 2014 to October 14, 2014.

16. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. Furthermore, in January 2014 the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock and Series C Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock and Series C Preferred Stock during the years ended December 31, 2012, 2013 and 2014, amounted to $nil, $1,536 and $11,909, respectively.

	2012	2013	2014
	Basic EPS	Basic EPS	Basic EPS
Net income	$81,129	$103,087	$115,087
Less: paid and accrued earnings allocated to Preferred Stock	—	(1,536)	(11,909)
Net income available to common stockholders	81,129	101,551	103,178

Weighted average number of common shares, basic and diluted	67,612,842	74,800,000	74,800,000

Earnings per common share, basic and diluted	$1.20	$1.36	$1.38

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

17. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2013	2014
Interest expense	28,485	33,018	46,345
Interest capitalized	(8,476)	(11,098)	(1,795)
Swap effect	48,346	48,453	46,103
Amortization and write-off of financing costs	1,157	1,569	4,107
Commitment fees	4,921	2,283	506
Bank charges and other	301	308	296

	74,734	74,533	95,562

18. Taxes:

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

19. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

At December 31, 2013 and 2014, the Company had interest rate swap agreements with an outstanding notional amount of $1,588,491 and $1,030,642, respectively. The fair value of these interest rate swaps outstanding at December 31, 2013 and 2014, amounted to a liability of $87,806

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

and a liability of $55,422, respectively and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2015 and August 2020.

During the years ended December 31, 2012, 2013 and 2014, the realized ineffectiveness on the interest rate swaps discussed under (a) above was nil, a gain of $254 and a net gain of $645, respectively and are included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

During the year ended December 31, 2014, the Company terminated three interest rate derivative instruments and paid the counterparty breakage costs of $10,192 in aggregate and is reflected in the Swaps breakage costs in the accompanying 2014 consolidated statement of income.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2013 and 2014, the Company had interest rate swap agreements with an outstanding notional amount of $100,000 and $217,533, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2013 and 2014, was a liability of $15,406 and a liability of $18,509, respectively and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.

(c) Foreign currency agreements: As of December 31, 2014 the Company was engaged in nine Euro/U.S. dollar forward agreements totaling $22,500 at an average forward rate of Euro/U.S. dollar 1.273 expiring in monthly intervals up to September 2015.

As of December 31, 2013, the Company had no outstanding Euro/USD foreign currency agreements.

As of December 31, 2012, the Company was engaged in two Euro/U.S. dollar forward agreements totaling $5,000 at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

The total change of forward contracts fair value for the year ended December 31, 2014, was a loss of $1,009, for the year ended December 31, 2013, was a loss of $165 and for the year ended December 31, 2012 was a gain of $1,149 and are included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

The Effect of Derivative Instruments for the years ended December 31, 2012, 2013 and 2014

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2012	2013	2014		2012	2013	2014
Interest rate swaps	(51,386)	27,964	(12,988)	Gain / (Loss) on derivative instruments, net	—	254	645
Reclassification to Interest and finance costs	42,877	42,922	35,790		—	—	—

Total	(8,509)	70,886	22,802		—	254	645

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

Derivatives Not Designated as Hedging Instruments and Ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2012	2013	2014
Non-hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	(1,611)	6,459	5,833
Ineffective portion of hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	—	254	645
Forward contracts	Gain / (Loss) on derivative instruments, net	1,149	(165)	(1,009)

Total		(462)	6,548	5,469

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), investments in affiliates, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, investments in affiliates and equity and debt securities by performing ongoing credit evaluations of its customers’, affiliates’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 19 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 19(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2013 and 2014, the fair value of these interest rate swaps in aggregate amounted to a liability of $103,212 and $73,931, respectively.

The fair market value of the forward contracts discussed in note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2013 and 2014, amounted to nil and a liability of $1,009, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps—liability position	(103,212)	—	(103,212)	—

Total	(103,212)	—	(103,212)	—

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(1,009)		(1,009)
Interest rate swaps—liability position	(73,931)	—	(73,931)	—

Total	(74,940)	—	(74,940)	—

21. Comprehensive Income / (Loss):

During the year ended December 31, 2012, Other comprehensive income decreased with net losses of $11,705 relating to: (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $51,386), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $42,877), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($3,196). During the year ended December 31, 2013, Other comprehensive income increased with net gains of $67,688 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $27,964), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $42,922), (ii) the net settlements of interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($3,253) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($55). During the year ended December 31, 2014, Other comprehensive income increased with net gains of $29,020 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $12,988), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $35,790), (ii) the net settlements of interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($489), (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($103) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($6,604). For the years ended December 31, 2012, 2013 and 2014, total Comprehensive income amounted to $69,424, $170,775 and $144,107, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of net settlements on interest rate swaps amounts to $30,393.

22. Subsequent Events:

(a) Declaration and payment of Dividends (preferred stock Series B and preferred stock Series C): On January 5, 2015, the Company declared a dividend of $953 or $0.476563 per share on its 7.625% Series B Preferred Stock and a dividend of $2,125 or $0.531250 per share on its 8.50% Series C Preferred Stock, for the period from October 15, 2014 to January 14, 2015, both paid on January 15, 2015.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2012, 2013 and 2014
(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Declaration and payment of Dividends (common stock): On January 6, 2015, the Company declared a dividend of $0.28 per share for the fourth quarter ended December 31, 2014, which was paid on February 4, 2015, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on January 21, 2015.

(c) Amendment and restatement of Group Management Agreement: On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (Note 3(a)) which, among other things, (i) increases the flat fee for the supervision of newbuild vessels to $787.4 per vessel (from $700.0) and removes the annual 4% increase in such fee, (ii) beginning in the first quarter of 2015, provides for an annual fee payable to Costamare Shipping quarterly in arrears of (x) $2,500.0 and (y) 598,400 shares (which is equal to 0.8% of the issued and outstanding Company common stock as of January 1, 2015), which fee includes payment for the services of our executive officers (prior to 2015, the Company paid Costamare Shipping $1,000.0 annually for such services) and (iii) changes the term of the agreement such that it automatically renews for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020).