Form 20-F
period 2015-12-31
Costamare Inc.
filed 2016-04-27
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
7 Rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)
Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco
Telephone: +377 93 25 09 40 Facsimile: +377 93 25 09 42
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange
Series B Preferred Shares, $0.0001 par value per share	New York Stock Exchange
Series C Preferred Shares, $0.0001 par value per share	New York Stock Exchange
Series D Preferred Shares, $0.0001 par value per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

75,398,400 shares of Common Stock
2,000,000 Series B Preferred Shares, $0.0001 par value per share
4,000,000 Series C Preferred Shares, $0.0001 par value per share
4,000,000 Series D Preferred Shares, $0.0001 par value per share

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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•

“Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) or the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock” and, together with the Series B Preferred Stock and the Series C Preferred Stock, the “Preferred Stock”), they refer specifically to Costamare Inc.;

•	currency amounts in this annual report and the accompanying prospectus are in U.S. dollars; and

•

all data regarding our fleet and the terms of our charters is as of April 20, 2016; 18 of our 72 containerships, including 12 newbuilds on order, have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 (as amended and restated, the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

FORWARD-LOOKING STATEMENTS

All statements in this annual report (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward- looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the U.S. Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this annual report (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	future supply of, and demand for, ocean-going containership shipping services;

•	our continued ability to enter into time charters with existing customers as well as new customers, including re-chartering of vessels upon the expiry of existing charters;

•	our ability to finance or refinance our existing vessels or future acquisitions;

•	our contracted charter revenue;

•	the effect of the worldwide economic slowdown;

•	disruption in the operation of certain of our managers located in Greece due to the continuing economic crisis or political unrest;

•	future operating or financial results and future revenues and expenses;

•

our future financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments;

•	the overall health and condition of the U.S. and global financial markets;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our counterparties, both to our time charters and our credit facilities, and the ability of such counterparties to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our expectations about availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•	the expiration dates and extensions of charters;

•	our fees and expenses payable under our management and services agreements (as discussed below), as amended from time to time;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standards imposed by our charterers applicable to our business;

•	requirements imposed by classification societies;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2015. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets at December 31, 2014 and 2015, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$382,155	$386,155	$414,249	$483,995	$490,378
Expenses:
Voyage expenses	4,218	5,533	3,484	3,608	2,831
Voyage expenses—related parties	2,877	2,873	3,139	3,629	3,673
Vessels’ operating expenses	110,359	112,462	115,998	120,815	117,193
General and administrative expenses	4,958	4,045	8,517	7,708	8,775
General and administrative expenses–non-cash component	—	—	—	—	8,623
Management fees—related parties	15,349	15,171	16,580	18,469	18,877
Amortization of dry-docking and special survey costs	8,139	8,179	8,084	7,814	7,425
Depreciation	78,803	80,333	89,958	105,787	101,645
Amortization of prepaid lease rentals	—	—	—	4,024	4,982
(Gain) / Loss on sale of vessels, net	(13,077)	2,796	(518)	(2,543)	(1,688)
Foreign exchange (gains) / losses, net	(133)	(110)	(8)	(7)	129

Operating income	$170,662	$154,873	$169,015	$214,691	$217,913

Other Income / (expenses):
Interest income	$477	$1,495	$543	$815	$1,373
Interest and finance costs	(75,441)	(74,734)	(74,533)	(95,562)	(92,276)
Swaps breakage cost	—	—	—	(10,192)	—
Equity in net earnings of investments	—	—	692	(3,428)	(529)
Other, net	603	(43)	822	3,294	427
Gain / (Loss) on derivative instruments, net	(8,709)	(462)	6,548	5,469	16,856
Total other income (expenses)	$(83,070)	$(73,744)	$(65,928)	$(99,604)	$(74,149)

Net Income	$87,592	$81,129	$103,087	$115,087	$143,764

Earnings allocated to Preferred Stock	$—	$—	$(1,536)	$(11,909)	$(17,903)

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Net income available to Common Stockholders	$87,592	$81,129	$101,551	$103,178	$125,861

Earnings per common share, basic and diluted	$1.45	$1.20	$1.36	$1.38	$1.68
Weighted average number of shares, basic and diluted	60,300,000	67,612,842	74,800,000	74,800,000	75,027,474
OTHER FINANCIAL DATA
Net cash provided by operating activities	$195,179	$168,114	$186,681	$243,270	$244,663
Net cash (used in) investing activities	(283,758)	(236,509)	(621,056)	(119,263)	(42,984)
Net cash (used in) / provided by financing activities	26,801	237,720	260,433	(104,297)	(214,663)
Net increase / (decrease) in cash and cash equivalents	(61,778)	169,325	(173,942)	19,710	(12,984)
Dividends and distributions paid	(61,506)	(73,089)	(81,515)	(93,074)	(102,287)
Ratio of earnings to fixed charges(1)	2.16	2.00	2.19	2.25	2.83
Ratio of earnings to fixed charges and preferred stock dividends(1)	2.16	2.00	2.14	1.99	2.31
BALANCE SHEET DATA (at year end)
Total current assets	$138,851	$299,924	$136,563	$157,975	$145,056
Total assets	1,982,545	2,311,334	2,685,842	2,714,740	2,638,561
Total current liabilities	226,589	249,411	294,980	290,376	271,966
Total long-term debt, including current portion	1,443,420	1,561,889	1,867,576	1,519,941	1,323,091
Common stock	6	8	8	8	8
Total stockholders’ equity/net assets	329,986	520,452	656,949	802,642	963,510

	Average for the Year Ended December 31,
	2011	2012	2013	2014	2015
FLEET DATA
Number of vessels	47.8	46.8	49.6	54.5	54.9
TEU capacity	231,990	237,975	263,899	317,006	320,140

(1)	For purposes of calculating these ratios:

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

•

“preferred stock dividends” refers to the amount of pre-tax earnings that is accrued for dividends on outstanding preferred stock. Beginning on August 7, 2013, we had 2,000,000 shares of Series B Preferred Stock outstanding, beginning on January 21, 2014, we had 4,000,000 shares of Series C Preferred Stock outstanding and beginning on May 13, 2015, we had 4,000,000 shares of Series D Preferred Stock outstanding.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our profitability and growth depends upon world and regional demand for chartering containerships, and weakness in the global economy may impede our ability to generate cash flows, maintain liquidity and continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. According to Clarkson Research, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2015, the Containership Timecharter Rate Index stood at 43 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. While container trade grew by a CAGR of 5.3% per annum between 2010 and 2013 and is estimated to have risen by 5.4% in 2014 and a further 2.5% in 2015, such projections are subject to a wide range of risks. In 2015, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. In addition, according to Clarkson Research, as of December 2015, the containership order-book represented 19% of the existing fleet capacity, 87% of which was for vessels with carrying capacity in excess of 8,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and to charter our containerships for which we have not yet secured charters, including the five newbuilds, four of which are expected to be delivered in 2016, and the charter rates payable under any renewal options or replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.

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

In 2014, one of our charterers, Zim Integrated Shipping Services (“ZIM”), finalized the terms of a comprehensive financial restructuring plan with its shareholders and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders. Under the related agreement, the Company was granted charter extensions and issued equity securities and unsecured interest bearing notes. If the fair value of the ZIM equity and debt securities fall below their carrying values, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, there can be no assurance that there will be no further concessions or modification to the charter arrangements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

An oversupply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in late 2012 of mainly larger vessels maintained the order-book at average levels. According to Clarkson Research, as of December 2015, the containership order-book represented 19% of the existing fleet capacity, 87% of which was for vessels with carrying capacity in excess of 8,000 TEU. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any further decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region, and renewed terrorist activity and the growing refugee crises which could affect European Union economies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria and renewed terrorist attacks around the world.

Concerns regarding new terrorist threats from groups in Europe and the growing refugee crisis may disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

In addition, we anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the possibility of the introduction of impediments to trade within the European Union member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China in containerized form. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The continuing financial crisis and possible political unrest in Greece may affect the ability of certain of our managers which have offices in Greece to operate efficiently.

Although to date, the continuing economic crisis in Greece has not affected our managers’ ability to pay employees, has not forced us to default on any obligations and has not had any other material impact on our operations, a default by Greece on its sovereign debt or the exit of Greece from the eurozone may have a material adverse effect on our operations in the future and may limit the ability of our two managers with offices in Greece to operate. These limitations may include:

•	the ability of our managers with offices in Greece to continue to pay wages to their employees and to pay suppliers for goods and services;

•	the ability of our Greek suppliers to fully perform their contracts, including the delivery of supplies to our managers’ offices in Greece and to our vessels in Greek ports;

•	the ability of our Greek-based seafarers or shore employees to travel to and from our vessels;

•	delays or other disruptions in the operation of our fleet, including of the vessels in our fleet flying the Greek flag; and

•	increased taxes and compliance costs due to increased bureaucracy or changes in the government.

As a result of the ongoing economic slump in Greece and the capital controls imposed by the government in June 2015, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece’s political and economic stability and may lead it to exit the eurozone, which may adversely affect our operations and those of our managers located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing refugee crisis in the European Union, the economic crisis in Greece, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Many of our charterers finance their activities through cash from operations, the incurrence of debt or the issuance of equity. Since 2008, there has been a significant decline in the credit markets and the availability of credit, and the equity markets have been volatile. The combination of a reduction of cash flow resulting from lower demand for our ships due to declines in world trade, a reduction in borrowing bases under any credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Additionally, we could lose a time charter if the charterer exercises certain specified, limited termination rights.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Container Lines Co., Ltd. (“COSCO”) together represented 93%, 94% and 95% of our revenue in 2013, 2014 and 2015, respectively. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition, any consolidations or alliances involving our customers could further increase the concentration of our business. We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

In addition, China recently enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If global economic recovery is undermined by downside risks and the economic downturn continues, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and the costs of such delivery and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

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

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of April 20, 2016, operated 15 vessels that were exclusively manned by Chinese crews (including two vessels purchased pursuant to the Framework Deed with York), which exposes us to potential litigation in China. Additionally, we have charters with COSCO, a Chinese corporation, two of the newbuilding vessels acquired pursuant to the Framework Deed with York are being built at Chinese shipyards, and we have entered into sale and leaseback transactions in respect of 10 vessels (including seven vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels being built at Chinese shipyards and the financial institutions with whom we have entered into sale and leaseback transactions, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

We have not obtained financing for five newbuilds ordered pursuant to the Framework Deed. The ownership structure under the Framework Deed, the lack of time charters for these five newbuilds and the current weak economic conditions which have reduced available financing may make it more difficult or expensive to obtain third party debt financing for these newbuilds.

Our ability to pay dividends or to redeem our Preferred Stock may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

The declaration and payment of dividends (including cumulative dividends payable with respect to our Preferred Stock) is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the dividend policy adopted by Costamare Ventures and the vessel-owning entities for the Joint Venture vessels; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends or redemptions.

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

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	the availability of long-term employment for our vessels;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining newbuild contracts at acceptable prices;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Our operations and results and our ability to expand our fleet may be adversely affected by the Framework Deed or by a default by our partner under the Framework Deed.

The joint venture governed by the Framework Deed is the exclusive joint venture of the Company for the acquisition of new vessels during a commitment period ending May 18, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

The operation of the Framework Deed may increase certain administrative burdens, delay decision-making, make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the Framework Deed. For example, the Framework Deed requires that decisions regarding the Joint Venture vessel’s acquisition be made jointly by Costamare and York. If York fails to cooperate in the acquisition process, we may not be able to consummate the acquisition in a timely and cost-effective manner. In addition, our managers may face conflicts of interest in the course of managing both our wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels.

Furthermore, if York was to delay or default in meeting its commitments under the Framework Deed to provide equity or under any guarantee it provides to support a shipbuilding contract, a charter or a financing agreement, or if York fails to provide any supplemental funding that may be required under the Framework Deed or otherwise due to adverse economic conditions, our commercial relations with shipbuilders, charterers and financial institutions could be adversely affected. Under such circumstances, we may be required to provide additional funding, we may have to unwind a Joint Venture investment at an unfavorable price or we may have to terminate the Framework Deed.

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contracts for newbuild vessels, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	any delay or default by our joint venture partner in meeting its financial commitments;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels;

A delay by the seller in the delivery date of a newbuild vessel will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any newbuild vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our managers may be unable to attract and retain qualified, skilled employees or crew on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs.

Acquiring and renewing long-term time charters with leading liner companies depend on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are able to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost will affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels and may limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all. Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

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

Reliance on suppliers may limit our ability to obtain supplies and services when needed.

We rely on a significant number of third party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and acquire vessels, which may reduce or eliminate the amount of cash for dividends to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

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

Our current fleet of 72 containerships, including 12 newbuild vessels on order, as of April 20, 2016, of which 18 of our containerships, including 12 newbuilds are Joint Venture vessels, had an average age (weighted by TEU capacity) of 8.3 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 72 containerships, including 12 newbuild vessels on order, as of April 20, 2016, of which 18 of our containerships, including 12 newbuilds are Joint Venture vessels, had an average age (weighted by TEU capacity) of 8.3 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Containership values decreased significantly since 2008 and have remained at depressed levels through 2015. Containership values may decrease further and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;

•	the costs of building new vessels; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market values of our vessels further deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

We may have more difficulty entering into long-term, fixed-rate time charters if a more active short-term or spot container shipping market develops

One of our principal strategies is to enter into long-term, fixed-rate time charters in both strong and weak charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms. In a weak economic environment when more containerships become available for the spot or short-term charter market and the demand for long-term charters falls, we expect to have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters or for any ships for which we have not secured charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including our ability to pay dividends to our stockholders, if we enter into charters during periods when the market price for container shipping is depressed.

We may be unable to charter our vessels at profitable rates, if at all, when we are seeking new or replacement charters.

As of April 20, 2016, the current time charters for 18 of our 60 containerships in the water, including the charters for our four Joint Venture vessels in the water, will expire before the end of 2016 while four of our vessels are not employed. We have options to extend the charters for two of the vessels whose charters are scheduled to expire in 2016 for successive one year periods. In addition, we have not yet secured employment for five newbuilds ordered pursuant to the

Framework Deed, four of which are scheduled to be delivered during 2016. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current weak economic conditions have reduced the demand for long-term time charters. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 80% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under three of our credit facilities, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with the lender;

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

As of December 31, 2015, we had outstanding indebtedness of approximately $1.56 billion, including the obligations under our finance leases, and we expect to incur additional indebtedness as we grow our fleet. This level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. As of December 31, 2015, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $1.11 billion. As of December 31, 2015, our outstanding lease obligations of $233.6 million were under fixed interest rates. We unwound three interest rate swaps in 2014 in connection with the refinancing of the underlying credit facility through the sale and leaseback transaction entered into with affiliates of CDB Leasing Company Ltd. (“CLC”). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Finance Leases—CLC Sale and Leaseback”. From time to time we also enter into certain currency hedges. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2015, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

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

The operation of vessels is based on the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate (“SMC”) for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Following the recent terrorist attacks in Paris and elsewhere there has been a heightened level of security and new security procedures could be introduced.

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

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization (“IMO”) and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Terrorist attacks in certain parts of the world, such as the attacks on the United States on September 11, 2001 or more recently in Paris, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, current conflicts in Syria and Iraq and general political unrest in Ukraine may lead to additional regional conflicts and acts of terrorism around the world, which may contribute to further economic instability in the global financial markets. Political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea may also destabilize markets and reduce the demand for our services. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, our ability to obtain financing and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

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

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels without first offering the same to us. It also requires him to offer certain charters to our vessels where the charter is suitable for both our vessel and a vessel he owns outside of Costamare. In addition, the restrictive covenant agreement is governed by English law, and English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that there is a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

We depend on our managers to operate and expand our business and compete in our markets.

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel, our managers provide us with, among other things, certain commercial, technical and administrative services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and

Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement or the Services Agreement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;

•	operate our fleet efficiently; or

•	successfully execute our business strategies.

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

Costamare Shipping and Costamare Services, which provide services to us and/or to our vessel-owning subsidiaries under the Framework Agreement and the Services Agreement, are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. While we believe that the terms of the Framework Agreement and the Services Agreement are consistent with normal commercial practice of the industry, the agreements were not negotiated at arms’ length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our affiliated managers and is our chairman and chief executive officer and the owner of approximately 22.27% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Additionally, Konstantinos Konstantakopoulos holds a passive interest in certain companies controlled by the family of Dimitrios Lemonidis that own seven containerships comparable to 16 of our vessels (including 5 vessels acquired under the Framework Agreement) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Shanghai Costamare is not prohibited from providing management services to vessels owned by third parties, including related parties, that may compete with us for charter opportunities. The Cell under V.Ships Greece provides and actively seeks to provide management services to vessels owned by third parties that may compete with us. Costamare Shipping provides management services in respect of the Joint Venture vessels that are similar to and compete with our vessels. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations. Shanghai Costamare has only provided management services to third parties in a limited number of cases in the past and currently does not provide any such services to third parties.

Our vessels may call at ports located in countries that are subject to restrictions imposed by the United States government, the European Union, the United Nations and other governments, which could negatively affect the trading price of our shares of common stock.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United

Nations and other governments and their agencies, including ports in Iran, Syria, Sudan and Yemen. The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies including our charterers may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its obligations under the nuclear agreement.

From January 2011 through December 2015, vessels in our fleet made a total of 132 calls to ports in Iran, Syria and Sudan, representing approximately 0.65% of our approximately 20,298 calls on worldwide ports. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law or a bankruptcy act, and, as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Stockholder rights may differ as well. As a result, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

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

We are a Marshall Islands corporation and all of our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Monaco. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. Federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

There is also substantial doubt that the courts of the Marshall Islands or Monaco would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

Risks Relating to our Securities

The price of our securities may be volatile.

The price of our equity securities may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	our payment of dividends;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and

Consumer Protection Act of 2010, have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel devote a substantial amount of time to comply with these requirements and compliance with these rules and regulations relating to public companies result in legal and financial compliance costs.

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

Future sales of our equity securities could cause the market price of our securities to decline.

Sales of a substantial number of shares of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Subject to the rules of the NYSE, in the future, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our securities may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our securities may decline.

Our stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock and Preferred Stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.

Our Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C and Series D Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2015, we had outstanding indebtedness, including our lease obligations, of approximately $1.56 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 80 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock and the issuance of four million shares as Series D Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

Holders of Preferred Stock have extremely limited voting rights.

Our common stock is the only class of our stock carrying full voting rights. Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C and Series D Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

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

The payment due to a holder of Preferred Stock upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Members of the Konstantakopoulos family are our principal existing stockholders and will control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own, directly or indirectly, approximately 65.0% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated drybulk carrier vessels. In 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. He founded the management company Shanghai Costamare in 2005, and the manning agency C-Man Maritime Inc. (“C-Man Maritime”) in 2006. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012 and October 19, 2012, we completed two follow-on public offerings of our common stock. On August 7, 2013, we completed a public offering of our Series B Preferred Stock, on January 21, 2014, we completed a public offering of our Series C Preferred Stock and on May 13, 2015, we completed a public offering of our Series D Preferred Stock.

Under the Framework Deed entered into in May 2013 and amended and restated in May 2015, we have agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 18, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of April 20, 2016, the joint venture had executed transactions with capital expenditure commitments of approximately $1.2 billion. As of the same date, Costamare and York had made payments of approximately $476.5 million (which amount includes the financing obtained through the CLC Sale and Leaseback) and obtained committed financing for $428.2 million of the remaining $691.0 million through sale and leaseback transactions. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. For more information on the Company’s capital expenditures and divestitures see Note 6 to our consolidated financial statements included elsewhere in this annual report.

We maintain our principal executive offices at 7 Rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of April 20, 2016, we had a fleet of 72 containerships with a total capacity in excess of 467,000 TEU, including 12 newbuilds on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 60 vessels in the water, aggregating approximately 333,000 TEU and (ii) 12 newbuild vessels aggregating approximately 134,000 TEU that are scheduled to be delivered to us through the second quarter of 2018, based on the current shipyard schedule. As of December 31, 2015, 18 of our containerships, including 12 newbuilds, had been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have a record of low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.9%, 99.8% and 99.7% in 2013, 2014 and 2015, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of April 20, 2016, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 72 containerships was approximately 3.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of April 20, 2016, our fixed-term charters represented an aggregate of approximately $1.8 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $395.4 million)) and the exercise of the owner’s unilateral extension options. Ten of these charters include an option exercisable by either party to extend the term: five wholly-owned vessels for two one-year periods at the same charter rate, which represents $152.2 million of potential contracted revenue, and five Joint Venture vessels for a three-year period and a subsequent two-year period at the same charter rate, which represents $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Our Fleet”.

As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers (such as Shanghai Costamare), or to V.Ships Greece or, subject to our consent, to other third party managers. We believe that having several management companies, both affiliate and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Newbuild Vessels

Our Fleet

The tables below provide additional information, as of April 20, 2016, about our fleet of 72 containerships, including 12 newbuilds on order. The tables include the vessels acquired pursuant to the Framework Deed with York and the vessels subject to sale and leaseback transactions.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400

2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400

3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400

4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400

5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

6	MSC AZOV**	MSC	2014	9,403	10 years	43,000		November 2023	43,000

7	MSC AJACCIO**	MSC	2014	9,403	10 years	43,000		February 2024	43,000

8	MSC AMALFI**	MSC	2014	9,403	10 years	43,000		March 2024	43,000

9	MSC ATHENS	MSC	2013	8,827	10 years	42,000		January 2023	42,000

10	MSC ATHOS	MSC	2013	8,827	10 years	42,000		February 2023	42,000

11	VALOR	Evergreen	2013	8,827	7.0 years(i)	41,700		April 2020(i)	41,700

12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700		April 2020(i)	41,700

13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700		June 2020(i)	41,700

14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700		July 2020(i)	41,700

15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700		September 2020(i)	41,700

16	NAVARINO	PIL	2010	8,531	1.0 year	10,500		November 2016(ii)	10,500

17	MAERSK KAWASAKI(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000

18	MAERSK KURE(iii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000

19	MAERSK KOKURA(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000

20	MSC METHONI	MSC	2003	6,724	10 years	29,000		September 2021	29,000

21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100		March 2018	26,100

22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100		May 2018	26,100

23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	26,100		June 2018	26,100

24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	26,100		August 2018	26,100

25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	26,100		October 2018	26,100

26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	26,100		November 2019	26,100

27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461	(4)	February 2020	26,161

28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418	(5)	April 2020	26,533

29	VENETIKO		2003	5,928

30	ENSENADA EXPRESS(*)		2001	5,576

31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000		November 2016	28,000

32	ZIM NEW YORK	ZIM	2002	4,992	14 years	14,534		September 2016(6)	14,534

33	ZIM SHANGHAI	ZIM	2002	4,992	14 years	14,534		September 2016(6)	14,534

34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	12,500		July 2016	12,500

35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		September 2016	30,500

36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		October 2016	30,500

37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		July 2016	30,500

38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000		August 2017	20,000

39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000		September 2017	20,000

40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500		March 2017	16,500

41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500	(7)	September 2018	13,500

42	ITEA	Hapag-Lloyd	1998	3,842	0.1 years	6,250		May 2016	6,250

43	KARMEN	Evergreen	1991	3,351	1.9 years	6,500		June 2016	7,250

44	MARINA	Evergreen	1992	3,351	0.5 years	8,800		May 2016	8,800

45	LAKONIA	Evergreen	2004	2,586	2.0 years	8,600		February 2017	8,600

46	ELAFONISOS(*)	CMA CGM	1999	2,526	0.3 years	6,000		May 2016	6,000

47	AREOPOLIS	Evergreen	2000	2,474	0.3 years	5,950		June 2016	5,950

48	MONEMVASIA(*)(iv)	A.P. Moller-Maersk	1998	2,472	0.1 years	8,750		May 2016	8,750

49	MESSINI	Evergreen	1997	2,458	3.3 years	6,000		August 2016	6,000

50	MSC REUNION	MSC	1992	2,024	9.0 years	11,200	(8)	July 2017	8,019

51	MSC NAMIBIA II	MSC	1991	2,023	9.8 years	11,200	(9)	July 2017	7,837

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

52	MSC SIERRA II	MSC	1991	2,023	8.7 years	11,200	(10)	June 2017	7,569

53	MSC PYLOS	MSC	1991	2,020	6.0 years	6,300		January 2017	6,300

54	PADMA(*)	Yang Ming	1998	1,645	1.2 years	7,400	(11)	August 2016	7,256

55	NEAPOLIS(****)		2000	1,645

56	ARKADIA(*)	Evergreen	2001	1,550	2.0 years	10,600		August 2017	10,600

57	PROSPER(****)		1996	1,504

58	ZAGORA	MSC	1995	1,162	5.8 years	7,400	(12)	June 2017	6,321

59	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	7,600		June 2016	7,600

60	STADT LUEBECK	CMA CGM	2001	1,078	2.7 years	8,000	(13)	May 2016	8,000

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(3)

1	NCP0113(*)	Hanjin Subic Bay	11,010		2nd Quarter 2016

2	NCP0114(*)	Hanjin Subic Bay	11,010		2nd Quarter 2016

3	NCP0115(*)	Hanjin Subic Bay	11,010		3rd Quarter 2016

4	NCP0116(*)	Hanjin Subic Bay	11,010		3rd Quarter 2016

5	NCP0152(*)	Hanjin Subic Bay	11,010		1st Quarter 2017

6	S2121(*)(***)	Samsung Heavy	14,354	Evergreen	2nd Quarter 2016

7	S2122(*)(***)	Samsung Heavy	14,354	Evergreen	2nd Quarter 2016

8	S2123(*)(***)	Samsung Heavy	14,354	Evergreen	3rd Quarter 2016

9	S2124(*)(***)	Samsung Heavy	14,354	Evergreen	3rd Quarter 2016

10	S2125(*)(***)	Samsung Heavy	14,354	Evergreen	4th Quarter 2016

11	YZJ1206(*)(***)	Jiangsu New Yangzi	3,800	Hamburg Süd	1st Quarter 2018

12	YZJ1207(*)(***)	Jiangsu New Yangzi	3,800	Hamburg Süd	2nd Quarter 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between April 20, 2016 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	Based on latest shipyard production schedule, subject to change.

(4)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(6)

The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for the first year has been determined at $14,534 per day.

(7)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(8)	This charter rate changes on August 27, 2016 to $6,800 per day until the earliest redelivery date.

(9)	This charter rate changes on August 2, 2016 to $6,800 per day until the earliest redelivery date.

(10)	This charter rate changes on July 1, 2016 to $6,800 per day until the earliest redelivery date.

(11)	This charter rate changes on June 1, 2016 to $6,200 per day until the earliest redelivery date.

(12)

The charter rate will be $8,000 per day provided that the vessel trades within the Red Sea once every 20 days, while it will change to $7,400 for non-Red Sea trading. As of April 20, 2016, the vessel is earning $8,000 per day.

(i)

Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months.

(iii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(iv)	We have entered into a five year charter agreement with Maersk upon the expiry of the current charter agreement, at a rate of $9,250 daily.

(*)	Denotes vessels acquired pursuant to the Framework Deed with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(**)

Denotes vessels subject to the sale and leaseback transaction with CLC. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Finance Leases—CLC Sale and Leaseback”.

(***)	Denotes vessels acquired pursuant to the Framework Deed which are subject to sale and leaseback transactions with Chinese financial institutions.

(****)	Denotes vessels undergoing repairs as of April 20, 2016.

Framework Deed

Under the Framework Deed entered into on May 15, 2013 and amended and restated on May 18, 2015, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies. The decisions regarding vessel acquisitions are made jointly between us and York, and the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 18, 2020 (unless terminated earlier in certain circumstances). We reserve the right to acquire any vessels outside the Framework Deed that York decides not to pursue and therefore are not acquired by the jointly-owned entities under the Framework Deed.

Under the terms of the Original Framework Deed, (i) York agreed to invest up to $250 million in mutually agreed vessel acquisitions and we agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions and (ii) depending on the amount the Company elected to invest in any acquisition, the Company expected to hold between 25% and 49% of the equity in the relevant vessel-owning entity and York would hold the balance. The Original Framework Deed was amended and restated on May 18, 2015. Pursuant to the amended Framework Deed, there are no minimum or maximum amounts to be invested by Costamare Ventures and York and both Costamare Ventures and York can invest between 25% and 75% of the equity in the affiliate ship-owning companies. As of April 20, 2016, York has invested $163.2 million and we have invested $112.3 million for the acquisition of six secondhand vessels and entering into contracts for 12 newbuild vessels. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right either to subcontract to V.Ships Greece and/or Shanghai Costamare or to direct a vessel-owning entity to contract directly for certain ship-management services with V.Ships Greece. The Framework Deed will terminate on May 18, 2024 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Deed as equity investments.

Six vessels, totaling approximately 14,930 TEU, have been acquired under the Framework Deed with York to date. In addition, pursuant to the Framework Deed, jointly-owned entities have entered into shipbuilding contracts for the construction of 12 container vessels of approximately 134,000 TEU capacity, to be delivered by the second quarter of 2018, for a total purchase price of approximately $1.1 billion. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of April 20, 2016, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 72 containerships, including our contracted newbuild vessels and the existing vessels and newbuild vessels acquired pursuant to the Framework Deed, was approximately 3.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, Hamburg Süd, Sea Consortium, Yan Ming, MSC, CMA CGM S.A. (“CMA CGM”), Pacific International Lines (“PIL”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 93%, 94% and 95% of our revenue in 2013, 2014 and 2015, respectively.

Management of Our Fleet

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 30 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Prior to November 2, 2015, Costamare Shipping provided our fleet with general administrative services and certain commercial and technical services pursuant to the Group Management Agreement between us and Costamare Shipping, dated November 3, 2010, as amended on March 3, 2015 (the “Group Management Agreement”).

Costamare Shipping may subcontract certain of its obligations to other affiliated sub-managers (such as Shanghai Costamare), to V.Ships Greece or, subject to our consent, to another third party sub-manager or direct that such related or third party sub-manager enter into a direct ship-management contract with the relevant vessel-owning subsidiary. As discussed below these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or through Shanghai Costamare or V.Ships Greece, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement and separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and (indirectly) 30% by a Chinese national who is Shanghai Costamare’s general manager. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing, among other services, manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare.

Costamare Services is a service provider which has been established in May 2015, and is controlled by our chairman and chief executive officer and members of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services, including broking and representation, pursuant to the Services Agreement.

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services. Costamare Shipping and Costamare Services report to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors.

In 2013 Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including two Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners is split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping passes to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement (prior to November 2, 2015, the management fees that were payable under the Group Management Agreement). Costamare Shipping’s share of the Cell’s net profit was $718,000 and $391,560 for the years ended December 31, 2015 and December 31, 2014, respectively. We expect Costamare Shipping to pay to us its $718,000 share of the Cell’s net profit by the end of the first quarter of 2016. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell is operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager.

We believe that having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. The Cell under V.Ships Greece provides added operational flexibility and economies of scale while maintaining a high level of management services.

We believe that our affiliated managers, Costamare Shipping and Shanghai Costamare, and our service provider Costamare Services, are well regarded in the industry and are using innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our managers, with Costamare Shipping, our head manager under the Framework Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, Shanghai Costamare and V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award. As of

April 20, 2016, our affiliated managers did not manage containerships other than those owned by us and vessel-owning entities formed under the Framework Deed.

As of April 20, 2016,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 22 of our containerships;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 15 of our containerships including two Joint Venture vessels; and

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 23 of our containerships including four Joint Venture vessels.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with the our chairman and chief executive officer or his family, without our prior written approval. In November 2015, Costamare Shipping entered into an agreement with Marcas Ltd. (“Marcas”), a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies. We believe that we will benefit from this agreement, which requires Costamare Shipping and Marcas to cooperate and combine their various strengths in order to achieve the best possible service and price combination with suppliers for us. Any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessel-owning subsidiaries will be paid to Costamare Shipping, which will in turn be credited by Costamare Shipping to our vessel-owning entities against their respective vessels’ operating expenses. Our vessel-owning entities will pay the annual membership fee payable by Costamare Shipping to Marcas.

Shanghai Costamare is not contractually prohibited from providing management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.

Costamare Shipping received in 2015 and continues to receive in 2016 a fee of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2014, such amounts were $919 and $460, respectively. We also paid to Costamare Shipping in 2015 and continue to pay in 2016 a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping also received in the first three quarters of 2015 a monthly fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet until the third quarter of 2015. Starting in the fourth quarter of 2015, Costamare Shipping received, and continues to receive, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Shipping received for the first three quarters of 2015, a quarterly fee of (i) $625,000 ($2.5 million annually) and (ii) 149,600 shares (which is equal to 0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), which fee included payment for the services of our executive officers (prior to 2015, we paid Costamare Shipping $1.0 million annually for such services). Starting in the fourth quarter of 2015 Costamare Services received and continues to receive from our container-shipowning subsidiaries a monthly fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares (0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), based on the average closing price of our common stock on the NYSE for the ten days ending on the thirtieth day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2014 and December 31, 2015, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.57 million and $1.86 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2015 we paid aggregate fees of approximately $5.07 million and issued in aggregate 448,800 shares to Costamare Shipping under the Group Management Agreement and the Framework Agreement and paid aggregate fees of approximately $1.11 million and issued in aggregate 149,600 shares to Costamare Services under the Services Agreement.

The current terms of the Framework Agreement and the Services Agreement expire on December 31, 2016 and automatically renew for 9 consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements and supervision agreements and the Services Agreement, liability of our affiliated managers and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of the affiliated managers or Costamare Services. Further, we are required to indemnify our affiliated managers and Costamare Services for liabilities incurred by the managers in performance of the Framework Agreement, separate ship-management agreements, supervision agreements, and the Services Agreement, in each case except in instances of gross negligence or willful misconduct on the part of our affiliated managers or Costamare Services.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. These officers are employed and compensated for their services by Costamare Shipping or Costamare Services. As of December 31, 2015, approximately 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, Costamare Services and Shanghai Costamare each employed approximately 100, 10 and 30 people, respectively, all of whom were shore-based. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C-Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. The senior officers and other crew members for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of containerships to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2016	2017	2018	2019	2020
Number of vessels	8	7	18	13	14

(1)	Excludes the 12 newbuild vessels that we have agreed to acquire pursuant to the Framework Deed with York.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including the International Convention for Prevention of Pollution from Ships (“MARPOL”) and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and V.Ships Greece are certified in accordance with ISO 9001-2008 and ISO 14001-2004 (relating to quality management and environmental standards, respectively). We believe that operation of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

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

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. In 2004, the IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been ratified by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 8, 2016, the date of the most recent related IMO report, 49 countries representing 34.82% of the world’s shipping tonnage had ratified the BWM Convention.

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the container ships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The current VGP, which became effective in December 2013 and will expire in December 2018, contains stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly, and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. We have obtained coverage under the current version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations, which became effective in June 2012, established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

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

European Union Requirements

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands which, as of April 20, 2016, has 92 subsidiaries, 87 of which are incorporated in Liberia and 5 which are incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 54 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels and the remaining subsidiaries are dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of April 20, 2016 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 7 Rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of April 20, 2016, we had a fleet of 72 containerships aggregating in excess of 467,000 TEU, including 12 newbuilds on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 60 vessels in the water, aggregating approximately 333,000 TEU and (ii) 12 newbuild vessels aggregating approximately 134,000 TEU that are scheduled to be delivered to us through the second quarter of 2018, based on the current shipyard schedule. As of December 31, 2015, 18 of our containerships, including 12 newbuilds, had been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of April 20, 2016, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 72 containerships was approximately 3.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2015, our fixed-term charters represented an aggregate of $1.7 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2015” in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of April 20, 2016, our fixed-term charters represented an aggregate of $1.8 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels (currently $395.4 million)) and the exercise of the owner’s unilateral extension options. Ten of these charters include an option exercisable by either party to extend their term: five vessels for two one-year periods at the same charter rate, which represents an additional $152.2 million of potential contracted revenue, and five Joint Venture vessels for a three-year period and a subsequent two-year period at the same charter rate, which represents an additional $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2015. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes five vessels in the water and 12 newbuilds on order and one secondhand vessel to be delivered. The table assumes the earliest redelivery dates possible under our containerships’

charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2016		2017	2018	2019	2020	2021	2022	2023	2024

No. of Vessels whose Charters Expire(1)	22	(2)	7	16	1	2	1	—	3	2

TEU of Expiring Charters	78,110		40,649	126,496	6,644	13,288	6,724	—	27,057	18,806

Contracted Days	15,030		10,669	5,568	3,238	2,358	2,084	1,825	1,150	108

Available Days	4,734		9,041	13,412	15,742	16,674	15,071	14,965	15,640	16,728

Contracted/Total Days(3)	76.0%		54.1%	29.3%	17.1%	12.4%	12.1%	10.9%	6.8%	0.6%

(1)	This excludes all vessels purchased pursuant to the Framework Deed.

(2)	Includes three vessels which, as of December 31, 2015, had no employment. One such vessel was undergoing repairs at that time.

(3)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2015, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 93%, 94% and 95% of our revenue in 2013, 2014 and 2015, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 29 vessels over the past 3 years, and we plan to dry-dock eight vessels in 2016 and seven vessels in 2017. Information about our fleet dry-docking schedule through 2016 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides us with general administrative services and certain commercial services as well as technical, commercial, insurance, accounting, provisioning, sale and purchase, chartering, crewing, bunkering and administrative services in respect of our containerships pursuant to the Framework Agreement. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services. Costamare Shipping received in 2015 and continues to receive in 2016 a fee of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2014, such amounts were $919 and $460, respectively. We also paid to Costamare Shipping in 2015 and continue to pay in 2016 a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping also received in the first three quarters of 2015 a monthly fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet until the third quarter of 2015. Starting in the fourth quarter of 2015, Costamare Shipping received, and continues to receive, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Shipping received for the first three quarters of 2015, a quarterly fee of (i) $625,000 ($2.5 million annually) and (ii) 149,600 shares (which is equal to 0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), which fee included payment for the services of our executive officers (prior to 2015, we paid Costamare Shipping $1.0 million annually for such services). Starting in the fourth quarter of 2015 Costamare Services received and continues to receive from our container-shipowning subsidiaries a monthly fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares (0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), based on the average closing price of our common stock on the NYSE for the ten days ending on the thirtieth day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2014 and December 31, 2015, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.57 million and $1.86 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2015 we paid aggregate fees of approximately $5.07 million and issued in aggregate 448,800 shares to Costamare Shipping under the Group Management Agreement and the Framework Agreement and paid aggregate fees of approximately $1.11 million and issued in aggregate 149,600 shares to Costamare Services under the Services Agreement.

The current terms of the Framework Agreement and the Services Agreement expire on December 31, 2016 and automatically renew for 9 consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements and supervision agreements and the Services Agreement, liability of our affiliated managers and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of the affiliated managers or Costamare Services. Further, we are required to indemnify our affiliated managers and Costamare Services for liabilities incurred by the managers in performance of the Framework Agreement, separate ship-management agreements, supervision agreements, and the Services Agreement, in each case except in instances of gross negligence or willful misconduct on the part of our affiliated managers or Costamare Services.

Costamare Shipping is providing management services to the Joint Venture vessels under separate management agreements with each vessel-owning entity formed under the Framework Deed pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2015, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed the amount of $1.86 million for services provided in accordance with the respective management agreements.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 72 vessels as of April 20, 2016, including 12 newbuild vessels on order. Eighteen of our containerships, including 12 newbuilds, have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest.

•

Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services. Vessels operated under long-term charters are less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters. We are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. As illustrated in the table above under “—Overview”, the staggered maturities of our containership charters aim to reduce our exposure to any one particular rate environment and point in the shipping cycle. See “—Voyage Revenue”.

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2013, 2014 and 2015 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.9%, 99.8% and 99.7%, respectively. However, an increase in annual off- hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

According to Clarkson Research, the first half of 2007 saw the containership charter market recover to rate levels similar to those seen in late 2005 and early 2006. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates registered and upward trend over the years as a whole and made further gains in early 2011 before decreasing sharply in the second half of 2011. The time charter rates and charter free vessel values remained at low levels through 2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuilds resulted in the deterioration of rates and values across all types of vessels to historically low figures. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2015. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2015*

	On and After January 1,
	2016	2017	2018	2019	2020 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$446,325	$371,984	$198,759	$122,306	$310,852	$1,450,226
Fleet Contracted Days(2)	15,030	10,669	5,568	3,238	7,525	42,030
Percentage of fleet contracted days/Total days(2)	76.0%	54.1%	29.3%	17.1%	8.7%	25.6%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) non-exercise of the owner’s options to extend the terms of those charters. The contracted revenues for the three vessels subject to the CLC Sale and Leaseback are included in the revenue calculations.

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

*	The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Deed.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2014 and 2015, brokerage and address commissions represented 33% and 48% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2015, approximately 36.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with Sarbanes-Oxley and Dodd-Frank Act.

Management Fees

In 2013, we paid to our managers a daily management fee of $884 per day per vessel. Such fee increased to $919 per day per vessel beginning January 1, 2014, and further increased to $956 per day per vessel beginning January 1, 2015. The total management fees paid by us to our managers during the years ended December 31, 2013, 2014 and 2015 amounted to $16.6 million, $18.5 million and $18.9 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2013, 2014 and 2015, we sold three, three and one vessels, respectively.

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

Equity in Net Earnings of Investments

Based on the Framework Deed we currently hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Deed please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Deed”.

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

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

During the year ended December 31, 2015 and 2014, we had an average of 54.9 and 54.5 vessels, respectively in our fleet. In the year ended December 31, 2015, pursuant to the Framework Agreement with York, a jointly-owned vessel entity took delivery of the secondhand vessel Arkadia with a TEU capacity of 1,550 and we sold the vessel MSC Challenger with a TEU capacity of 2,633. In the year ended December 31, 2014, we took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 and the secondhand vessels Neapolis, Areopolis and Lakonia with an aggregate TEU capacity of 6,705 and we sold the vessels Konstantina, MSC Kyoto and Akritas with an aggregate TEU capacity of 10,379. Furthermore, pursuant to the Framework Agreement with York, a jointly-owned vessel entity took delivery of the secondhand vessel Elafonisos with a TEU capacity of 2,526. In the year ended December 31, 2015 and 2014, our fleet ownership days totaled 20,038 and 19,885 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2014	2015
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$484.0	$490.4	$6.4	1.3%
Voyage expenses	(3.6)	(2.8)	(0.8)	(22.2%)
Voyage expenses—related parties	(3.6)	(3.7)	0.1	2.8%
Vessels’ operating expenses	(120.8)	(117.2)	(3.6)	(3.0%)
General and administrative expenses	(7.7)	(8.8)	1.1	14.3%
Management fees—related parties	(18.5)	(18.9)	0.4	2.2%
General and administrative expenses—non-cash component	—	(8.6)	8.6	100.0%
Amortization of dry-docking and special survey costs	(7.8)	(7.4)	(0.4)	(5.1%)
Depreciation	(105.8)	(101.6)	(4.2)	(4.0%)
Amortization of prepaid lease rentals	(4.0)	(5.0)	1.0	25.0%
Gain on sale / disposal of vessels	2.5	1.7	(0.8)	(32.0%)
Foreign exchange losses	—	(0.1)	0.1	100.0%
Interest income	0.8	1.3	0.5	62.5%
Interest and finance costs	(95.6)	(92.3)	(3.3)	(3.5%)
Swaps breakage cost	(10.2)	—	(10.2)	(100.0%)
Equity loss on investments	(3.4)	(0.5)	(2.9)	(85.3%)
Other	3.3	0.4	(2.9)	(87.9%)
Gain on derivative instruments	5.5	16.9	11.4	207.3%

Net Income	$115.1	$143.8

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2014	2015
Average number of vessels	54.5	54.9	0.4	0.7%
Ownership days	19,885	20,038	153	0.8%
Number of vessels underwent dry-docking	11	10	(1)

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve- month periods ended December 31, 2015 and December 31, 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2014	2015
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$484.0	$490.4	$6.4	1.3%
Accrued charter revenue(1)	7.0	2.6	(4.4)	(62.9%)
Voyage revenue adjusted on a cash basis(2)	$491.0	$493.0	$2.0	0.4%

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

Voyage Revenue

Voyage revenue increased by 1.3%, or $6.4 million, to $490.4 million during the year ended December 31, 2015, from $484.0 million during the year ended December 31, 2014. This increase was mainly attributable to (i) revenue earned by the three newbuild vessels and three secondhand vessels delivered to us during the year ended December 31, 2014 and (ii) increased charter rates in certain of our vessels during the year ended December 31, 2015, compared to the year ended December 31, 2014; partly offset by revenue not earned by vessels which were sold for demolition during the year ended December 31, 2014 and increased off-hire days, mainly due to scheduled dry-dockings during the year ended December 31, 2015, compared to the year ended December 31, 2014.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 0.4%, or $2.0 million, to $493.0 million during the year ended December 31, 2015, from $491.0 million during the year ended December 31, 2014. This increase was mainly attributable to (i) revenue earned by the three newbuild vessels and three secondhand vessels delivered to us during the year ended December 31, 2014 and (ii) increased charter rates in certain of our vessels during the year ended December 31, 2015, compared to the year ended December 31, 2014; partly offset by revenue not earned by vessels which were sold for demolition during the year ended December 31, 2014 and increased off-hire days, mainly due to scheduled dry-dockings during the year ended December 31, 2015, compared to the year ended December 31, 2014.

Voyage Expenses

Voyage expenses decreased by 22.2%, or $0.8 million, to $2.8 million during the year ended December 31, 2015, from $3.6 million during the year ended December 31, 2014. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses—Related Parties

Voyage expenses—related parties were $3.7 million and $3.6 million during the years ended December 31, 2015 and 2014, respectively and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping and Costamare Services in accordance with (i) the Group Management Agreement until November 2, 2015 and (ii) the Framework Agreement and the Services Agreement from November 2, 2015.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 3.0% or $3.6 million to $117.2 million during the year ended December 31, 2015, from $120.8 million during the year ended December 31, 2014.

General and Administrative Expenses

General and administrative expenses increased by 14.3% or $1.1 million, to $8.8 million during the year ended December 31, 2015, from $7.7 million during the year ended December 31, 2014. The increase is mainly attributable to costs incurred by our subsidiary, Costamare Partners LP, which were transferred to our consolidated income statement during the year ended December 31, 2015.

Management Fees—Related Parties

Management fees paid to our managers increased by 2.2%, or $0.4 million, to $18.9 million during the year ended December 31, 2015, from $18.5 million during the year ended December 31, 2014, pursuant to the Group Management Agreement and the Framework Agreement and the Services Agreement, as applicable. The increase was primarily attributable to (i) the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2015), as provided under the Group Management Agreement in effect at such time and (ii) the increased average number of vessels during the year ended December 31, 2015, compared to the year ended December 31, 2014.

General and Administrative Expenses—Non-Cash Component

General and administrative expenses—non-cash component for the year ended December 31, 2015, amounted to $8.6 million, representing the value of the shares issued to our manager on March 31, 2015, on June 30, 2015 and September 30, 2015, pursuant to the Group Management Agreement, and the value of the shares issued to Costamare Services issued on December 31, 2015, pursuant to the Services Agreement. No amounts were incurred in 2014.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the years ended December 31, 2015 and 2014 were $7.4 million and $7.8 million, respectively. During the year ended December 31, 2014, eleven vessels, underwent and completed their special survey. During the year ended December 31, 2015, ten vessels, underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.0%, or $4.2 million, to $101.6 million during the year ended December 31, 2015, from $105.8 million during the year ended December 31, 2014. The decrease was mainly attributable to the depreciation expense not charged for the vessels sold for demolition during the year ended December 31, 2014 and to a change in the estimated scrap value of vessels, which had a favorable effect of $5.4 million for the year ended December 31, 2015; partly offset by the depreciation expense charged for the three newbuild and three secondhand vessels delivered to us during the year ended December 31, 2014.

Amortization of Prepaid lease rentals

Amortization of the prepaid lease rentals was $5.0 million and $4.0 million during the years ended December 31, 2015 and 2014, respectively.

Gain on Sale / Disposal of Vessels

During the year ended December 31, 2015, we recorded a gain of $1.7 million from the sale of one vessel. During the year ended December 31, 2014, we recorded a net gain of $2.5 million from the sale of three vessels.

Interest Income

During the years ended December 31, 2015 and 2014, interest income was $1.3 million and $0.8 million, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 3.5%, or $3.3 million, to $92.3 million during the year ended December 31, 2015, from $95.6 million during the year ended December 31, 2014. The decrease was partly attributable to the decreased loan interest expense charged to the consolidated statement of income resulting from the decrease in the outstanding loan amount and a reduction in the write off of finance costs relating to loan refinancing during 2015; partially offset by the fact that the 2014 period benefited from the capitalization of interest associated with the delivery of vessels during that period, which did not recur during 2015.

Equity Loss on Investments

During the year ended December 31, 2015, the equity loss on investments was $0.5 million. The equity loss on investments represents our share of the net losses of nineteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net loss of $0.5 million is mainly attributable to General and administrative expenses of $0.8 million incurred by 12 jointly-owned companies that had vessels under construction during the year ended December 31, 2015.

Gain on Derivative Instruments

The fair value of our interest rate derivative instruments which were outstanding as of December 31, 2015, equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2015, the fair value of these interest rate derivative instruments in aggregate amounted to a liability of $52.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2015, a net gain of $11.3 million has been included in OCI and a net gain of $18.2 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2015. Furthermore, during the year ended December 31, 2014, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparty breakage costs of $10.2 million, in aggregate and has been included in Swaps breakage cost in the 2014 consolidated statement of income.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

During the year ended December 31, 2014 and 2013, we had an average of 54.5 and 49.6 vessels, respectively, in our fleet. In the year ended December 31, 2014, we accepted delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 and the secondhand vessels Neapolis, Areopolis and Lakonia with an aggregate TEU capacity of 6,705 and we sold the vessels Konstantina, MSC Kyoto and Akritas with an aggregate TEU capacity of 10,379. Furthermore, pursuant to the Framework Deed with York, a jointly-owned vessel entity accepted delivery of the secondhand vessel Elafonisos with a TEU capacity of 2,526. In the year ended December 31, 2013 we accepted delivery of the newbuild vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage with an aggregate TEU capacity of 61,789 and the secondhand vessel Venetiko with a TEU capacity of 5,928 and we sold three vessels, the MSC Washington, MSC Austria and MSC Antwerp with an aggregate TEU capacity of 11,343. In the years ended December 31, 2014 and 2013, our fleet ownership days totaled 19,885 and 18,119 days, respectively. Ownership days, in combination with the level of daily charter hire that our vessels earn under time charters, are the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

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

Equity Gain / (Loss) on Investments

The equity gain / (loss) on investments represents our share of the net results of fourteen jointly-owned companies pursuant to the Framework Deed with York. We hold a range of 25% to 49% of the capital stock of each company. The equity gain / (loss) on investments was $3.4 million (loss) and $0.7 million (gain) for the years ended December 31, 2014 and 2013, respectively. The difference is mainly attributable to our share of $6.1 million in an unrealized loss deriving from a swap option agreement entered into by a jointly-owned company.

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

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. As of April 20, 2016, we had available $100 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As at December 31, 2015, we had total cash liquidity of $162.8 million, consisting of cash, cash equivalents and restricted cash.

As at April 20, 2016, we had three series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock, $100 million aggregate liquidation preference of the Series C Preferred Stock and $100 million aggregate liquidation preference of the Series D Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 6, 2018. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 21, 2019. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after May 13, 2020.

As at December 31, 2015, we had an aggregate of $1.56 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. As of April 20, 2016, we had outstanding commitments relating to the 12 contracted newbuilds under our Framework Deed aggregating approximately $282.3 million payable in installments until the vessels are delivered through the second quarter of 2018, out of which $177.8 million will be funded through committed sale and leaseback transactions. These amounts represent our interest in the relevant Joint Venture entities with York. Furthermore, as of April 20, 2016, the vessels shown in the table below were free of debt.

Unencumbered Vessels in the water as of April 20, 2016(*)

Vessel Name	Year Built	TEU Capacity
Navarino	2010	8,531
Venetiko	2003	5,928
MSC Itea	1998	3,842
Lakonia	2004	2,586
Areopolis	2000	2,474
Messini	1997	2,458
Neapolis	2000	1,645

(*)	Does not include three secondhand vessels acquired and five newbuilds on order under the Framework Deed, which are also free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, and $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015 and $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015 and February 4, 2016.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015 and January 15, 2016. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015 and January 15, 2016. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016.

In 2010, we did not declare any dividends. In 2009, we declared dividends from our retained earnings to our existing stockholders of $40.2 million, of which $30.2 million were paid in 2009 and $10.0 million were paid on January 14, 2010.

The dividends and distributions paid during the years ended December 31, 2011, 2012, 2013, 2014 and 2015, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $126.9 million at December 31, 2015 and negative $132.4 million at December 31, 2014.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2013, 2014 and 2015

	Year ended December 31,
	2013	2014	2015
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$186.7	$243.3	$244.7
Net Cash Used in Investing Activities	(621.1)	(119.3)	(43.0)
Net Cash Provided by/(Used in) Financing Activities	260.4	(104.3)	(214.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $1.4 million to $244.7 million for the year ended December 31, 2015, compared to $243.3 for the year ended December 31, 2014. The increase was primarily attributable to the (i) increased cash from operations of $2.0 million, (ii) decreased payments for interest (including swap payments) during the period of $7.6 million and (iii) decreased special survey costs of $0.7 million; partly offset by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.8 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $43.0 million in the year ended December 31, 2015, which mainly consisted of $38.8 million in advance payments for the construction of five newbuild vessels, ordered pursuant to the Framework Agreement with York and $3.2 million, paid for the acquisition of a secondhand vessel pursuant to the Framework Agreement, $0.6 million for advance payment for the acquisition of one secondhand vessel pursuant to the Framework Agreement and $4.7 million we received from the sale for scrap of MSC Challenger.

Net cash used in investing activities was $119.3 million in the year ended December 31, 2014, which consisted of: (a) $59.1 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels, (b) $29.0 million in payments primarily for the acquisition of three secondhand vessels, (c) $53.3 million (net of $31.8 million we received as dividend distributions) in payments, pursuant to the Framework Deed with York, to hold an equity interest ranging from 25% to 49% in jointly-owned companies and (d) $22.1 million we received from the sale for scrap of Konstantina, MSC Kyoto and Akritas.

Net cash used in investing activities was $621.1 million in the year ended December 31, 2013, which consisted primarily of (a) $590.4 million advance payments for the construction and purchase of 10 newbuild vessels, (b) $51.9 million in payments for the acquisition of four secondhand vessels, (c) $8.7 million in payments, pursuant to the Framework Deed with York, to hold a minority equity interest in jointly-owned companies, (d) $13.9 million net proceeds we received from the sale for scrap of MSC Antwerp and MSC Austria (including $0.6 million in payments for expenses related to the sale of MSC Washington) and (e) $16.0 million we received, pursuant to the Framework Deed with York, for York’s 51% equity interest in the ship-owning companies of the vessels Petalidi, Ensenada Express and Padma (ex. X-Press Padma) and for initial working capital for such ship-owning companies.

Net Cash Provided by/(Used in) Financing Activities

Net cash used in financing activities was $214.7 million in the year ended December 31, 2015, which mainly consisted of (a) $196.9 million of indebtedness that we repaid, (b) $13.5 million we repaid relating to our sale and leaseback agreements, (c) $86.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2014, first quarter of 2015, second quarter of 2015 and third quarter of 2015, and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock and $8.5 million we paid for dividends to holders of our Series C Preferred Stock, both for the periods from October 15, 2014 to January 14, 2015, January 15, 2015 to April 14, 2015, April 15, 2015 to July 14, 2015 and July 15, 2015 to October 14, 2015 and $3.7 million we paid for dividends to holders of our Series D Preferred Stock for the period from May 13, 2015 to July 14, 2015 and July 15, 2015 to October 14, 2015 and (e) $96.6 million net proceeds we received from our public offering in May 2015 of 4.0 million shares of our Series D Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

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

Credit Facilities and Capital Leases:

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

The following summarizes certain terms of our existing credit facilities and capital leases discussed below as at December 31, 2015:

Facility	Outstanding Principal Amount	Interest Rate(1)	Maturity		Repayment profile
	(Expressed in thousands of U.S. dollars)
CLC Sale & Leaseback	233,624	Fixed Rate	2024		Bareboat structure–fixed daily charter with balloon

DnB—Quentin	193,545	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

DnB—Raymond	126,878	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

ING	111,417	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

RBS	60,463	LIBOR + Margin(2)	2020	(3)	Straight-line amortization with balloon

Costamare(4)	495,993	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Credit Agricole—Costis(5)	82,500	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Unicredit	68,170	LIBOR + Margin(2)	2018		Variable installments with balloon

HSBC—Mas	30,625	LIBOR + Margin(2)	2018		Variable installments with balloon

Credit Agricole—Capetanissa	45,000	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

RBS—Rena	42,500	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Alpha—Montes	66,000	LIBOR + Margin(2)	2020	(6)	Variable installments with balloon

(1)	The interest rates of long-term debt at December 31, 2015 ranged from 1.113% to 6.75%, and the weighted average interest rate as at December 31, 2015 was 4.22%.

(2)	The interest rate margin at December 31, 2015 ranged from 0.7% to 2.9%, and the weighted average interest rate margin as at December 31, 2015, was 1.6%.

(3)	The year 2020 represents the latest possible maturity under the facility, under the MSC Ulsan tranche.

(4)	Bank Syndicate: Commerzbank AG, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(5)	On December 12, 2012, the loan agreement with Emporiki Bank was transferred and assigned to Credit Agricole Corporate and Investment Bank (ex. Calyon) (“Credit Agricole”).

(6)

On January 27, 2016, we entered into a supplemental agreement with the bank in order to extend the repayment schedule to 10 consecutive semi-annual variable installments from June 2016 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

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

As of April 20, 2016, there was $230.1 million outstanding under the CLC Sale and Leaseback, and, as of the same date there was no undrawn available credit.

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

As of April 20, 2016, there was $188.5 million outstanding under the DnB—Quentin credit facility, and, as of the same date there was no undrawn available credit.

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

As of April 20, 2016, there was $124.1 million outstanding under the DnB-Raymond credit facility, and, as of the same date there was no undrawn available credit.

ING

On April 7, 2011, Costamare Inc., as borrower, entered into an eight-year loan, for up to $140.0 million, with ING Bank N.V., London Branch, which we refer to in this section as the “ING credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls S4010 and S4011, and the facility is divided into two tranches, one for each newbuild vessel. On April 8, 2013, we executed a supplemental agreement that amended the repayment schedule of the loan. On July 24, 2015, we executed a supplemental agreement under which the lender agreed to a change of flag of the financed vessels.

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

On April 20, 2016, there was $107.0 million outstanding under the ING credit facility, and, as of same date, there was no undrawn available credit.

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

The MSC Koroni (ex. Koroni) and MSC Itea (ex. Kyparissia) tranches will each be repaid by twelve consecutive quarterly payments, the first eleven (1-11) in the amount of $0.47 million per tranche and a final installment in the amount of $0.47 million, together with a balloon payment in the amount of $1.9 million per tranche. In May 2014, the Company repaid the outstanding amount at the time under the MSC Koroni (ex. Koroni) tranche, repaying $4.2 million. In May 2015, the Company repaid the outstanding amount at the time under the MSC Itea (ex. Kyparissia) tranche, repaying $2.3 million.

The obligations under the RBS credit facility are guaranteed by the various owners of the mortgaged vessels. Our obligations under the RBS credit facility is secured by mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of April 20, 2016, there was $56.9 million outstanding under the RBS credit facility, and, as of the same date there was no undrawn available credit.

Costamare

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1.0 billion credit facility comprised of a $700.0 million term loan facility and a $300.0 million revolving credit facility, which we refer to in this section as the “Costamare credit facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On April 23, 2010, we entered into the first supplemental agreement with the lenders which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over one other vessel. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below). On September 6, 2011, we entered into a third supplemental agreement documenting the amalgamation of the Costamare credit facility’s compounds and the fixing of the remaining installment payments. On December 17, 2012, we entered into a fourth supplemental agreement which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels. On May 28, 2013, we entered into a fifth supplemental agreement under which the lenders agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, we entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantors and the mortgage over its vessel, and replaced it with mortgages over two other vessels. On July 2, 2014, we entered into a seventh supplemental agreement in connection with the ZIM restructuring. On August 25, 2015 we entered into an eighth supplemental agreement under which the lenders agreed to a change of flags of six of the Company’s vessels and to the transfer of the technical management of three of the Company’s vessels to Shanghai Costamare.

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

As of April 20, 2016, there was $473.5 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole—Costis (ex. Emporiki-Costis)

On May 12, 2008, our subsidiaries, Christos Maritime Corporation and Costis Maritime Corporation, as joint and several borrowers, entered into a ten-year, $150.0 million credit facility with Emporiki Bank of Greece S.A., which we refer to in this section as the “Credit Agricole—Costis credit facility”. The loan is divided into two tranches: a Tranche A loan in the amount of $75.0 million to Christos Maritime Corporation, and a Tranche B loan in the amount of $75.0 million to Costis Maritime Corporation. The purpose of this facility was to finance part of the market value of two vessels, the Sealand Washington and the Sealand New York. On January 28, 2009, we entered into a first supplemental agreement to temporarily increase the margin and on November 19, 2012, we entered into a second supplemental agreement to change the applicable law. On August 9, 2013, we entered into a third supplemental agreement in order to reflag the two vessels and change their management to V.Ships Greece. On September 14, 2015, we entered into a fourth supplemental agreement to execute a pledge deposit in favor of the lender.

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

As of April 20, 2016, there was $82.5 million outstanding under the Credit Agricole—Costis credit facility, and, as of same date, there was no undrawn available credit.

Unicredit

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with Unicredit Bank AG, which we refer to in this section as the Unicredit credit facility. The purpose of the facility is to partly finance the aggregate market values of eleven of our existing containerships. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11.3 million to finance the acquisition of the vessel the Stadt Luebeck. On April 8, 2013, we entered into a second supplemental agreement to substitute one of the vessels financed under the facility with another vessel, and on August 29, 2013, we entered into a third supplemental agreement to substitute two of the vessels financed under the facility with two other vessels. On April 11, 2014, we entered into a fourth supplemental agreement to obtain an additional advance for the acquisition of a secondhand vessel and on May 28, 2014, we entered into a fifth supplemental agreement to substitute one of the vessels financed under the facility with a different vessel. On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of one of the Company’s vessels. On July 29, 2015, we entered into a side letter to transfer the technical management of one of the Company’s vessels to Shanghai Costamare.

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

As of April 20, 2016, there was $65.5 million outstanding under the Unicredit credit facility, and, as of the same date there was no undrawn available credit.

HSBC—Mas

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million credit facility with HSBC Bank, which we refer to in this section as the “HSBC—Mas credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Maersk Kokura. On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of Maersk Kokura.

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

As of April 20, 2016, there was $26.5 million outstanding under the HSBC—Mas credit facility, and, as of same date, there was no undrawn available credit.

Credit Agricole—Capetanissa

On June 29, 2006, our subsidiary, Capetanissa Maritime Corporation, as borrower, entered into a twelve-year, $90.0 million credit facility with Credit Agricole, which we refer to in this section as the “Credit Agricole—Capetanissa credit facility”. The purpose of this facility was to finance part of the acquisition and collateral cost of a vessel, the Cosco Beijing. On July 27, 2015, we executed a supplemental agreement under which the lender agreed to a change of flag of the vessel.

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

As of April 20, 2016, there was $42.5 million outstanding under the Credit Agricole—Capetanissa credit facility, and, as of same date, there was no undrawn available credit.

RBS—Rena

On February 17, 2006, our subsidiary, Rena Maritime Corporation, as borrower, entered into a twelve-year, $90.0 million credit facility with The Royal Bank of Scotland plc, which we refer to in this section as the “RBS—Rena credit facility”. The purpose of this facility was to finance part of the purchase price of a vessel, the Cosco Guangzhou, at a contract price of $90.8 million. On August 27, 2015, we executed a supplemental agreement under which the lender agreed to a change of flag of the vessel.

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

As of April 20, 2016, there was $40.0 million outstanding under the RBS—Rena credit facility, and, as of same date, there was no undrawn available credit.

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

The interest rate under the Alpha—Montes credit facility is LIBOR plus an agreed margin. The Alpha—Montes credit facility initially provided that our subsidiaries repay the loan, jointly and severally, by twenty consecutive semi-annual payments, the first six (1-6) in the amount of $4.0 million each, the next fourteen (7-20) in the amount of $6.0 million each, plus a balloon payment, payable together with the twentieth installment, in the amount of $42.0 million. On January 27, 2016, we entered into a supplemental agreement with the bank in order to extend the repayment schedule under the Alpha—Montes credit facility to ten consecutive semi-annual variable installments from June 2016 until December 2020 and a balloon payment of $12.0 million payable together with the last installment.

The obligations under the Alpha—Montes credit facility are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of April 20, 2016, there was $66.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha—Montes credit facility, and, as of same date, there was no undrawn available credit.

CEXIM—Adele

On January 14, 2011, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., as borrowers, entered into a ten-year loan, which also provides for a Lenders’ early repayment option in year seven, for up to $203.3 million, with The Export-Import Bank of China, DnB NOR Bank ASA, and China Everbright Bank, which we refer to in this section as the “CEXIM—Adele credit facility”. The purpose of this facility was to finance part of the acquisition and construction cost of Hulls H1068A, H1069A, and H1070A, and the facility was divided into three tranches, one for each newbuild vessel. In January, March and April 2014, concurrently with the delivery of each vessel, the subsidiaries used a portion of the proceeds from the CLC Sale and Leaseback to prepay the balance of the CEXIM—Adele credit facility which had been used to finance the predelivery price of the respective hulls.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 80% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2015 by approximately $3.7 million based upon our debt level during 2015.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2015, approximately 36.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2015, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $20 million at an average forward rate of Euro/U.S. dollar 1.0725, expiring in monthly intervals up to August 2016.

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

Capital Expenditures

On September 21, 2010, we contracted for the construction and purchase of three newbuild vessels, which were delivered in January, March and April 2014. On January 28, 2011, we contracted for two additional newbuild vessels, which were delivered in March 2013. On April 20, 2011, we contracted for the construction and purchase of five additional newbuild vessels, which were delivered between June and November 2013. From 2013 through today, pursuant to the Framework Deed with York, jointly-owned entities entered into shipbuilding contracts for the construction of 12 container vessels to be delivered by second quarter 2018. The Company has agreed to participate in each of the newbuilding contracts by investing between 25% and 75% of the share capital in the jointly-owned entities. The total aggregate price for the 12 newbuild vessels on order, of approximately 134,000 TEU capacity in aggregate, is $1.1 billion, payable in installments until delivery.

As of April 20, 2016, our share of the outstanding commitments relating to the 12 contracted newbuilds aggregating approximately $282.4 million payable in installments until the vessels are delivered through the second quarter of 2018, out of which $177.8 million will be funded through committed sale and leaseback transactions. These amounts represent our interest in the relevant jointly-owned entities with York. In addition, dry-docking expenses totaled approximately $9.5 million in 2015, excluding off-hire costs.

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

The economic and market conditions as at December 31, 2014 and 2015, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates and charter free vessel values continued to decline during 2014 and 2015 as reduced demand for transportation services occurred during a time of increased supply of vessels, conditions that we consider to be indicators of possible impairment.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. To the extent impairment indicators are present, the undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an expected increase in expenses based on our historical data and an average inflation rate of 2.76% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 16 to 30 days depending on the size and age of each vessel) based on historical experience. We consider the most recent ten year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels since such historical average represents a full shipping cycle that captures the highs and lows of the market. We utilize the standard deviation in order to eliminate the outliers in the period before computing the historic ten year average rates. The salvage value used in the impairment test is estimated at approximately $300 per lightweight ton in accordance with the vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, no impairment of vessels existed as of December 31, 2014 and 2015.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If as at December 31, 2014 and 2015, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2014		December 31, 2015
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	5	$30	3	$8
3-year historical average rate	9	72	5	16
1-year historical average rate	17	131	10	14

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2015, suggests that 25 of our 54 vessels in the water may have current market values below their carrying values (17 of our 55 vessels in the water as at December 31, 2014). However, we believe that, with respect to these 25 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2015 and 2014. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2015, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2014 ($ US Million)(1)	Carrying Value December 31, 2015 ($ US Million)(1)

1	Cosco Hellas	9,469	2006	July 2006	70.5	67.6

2	Cosco Guangzhou	9,469	2006	February 2006	69.3	67.6

3	Cosco Beijing	9,469	2006	June 2006	70.2	67.4

4	Cosco Yantian	9,469	2006	April 2006	70.0	67.2

5	Cosco Ningbo	9,469	2006	March 2006	69.5	67.7

6	MSC Azov	9,403	2014	January 2014	83.1	80.6

7	MSC Ajaccio	9,403	2014	March 2014	83.6	81.0

8	MSC Amalfi	9,403	2014	April 2014	83.9	81.3

9	MSC Athens	8,827	2013	March 2013	93.3	90.3

10	MSC Athos	8,827	2013	April 2013	92.9	90.0

11	Valor	8,827	2013	June 2013	93.6	90.7

12	Value	8,827	2013	June 2013	93.6	90.6

13	Valiant	8,827	2013	August 2013	94.6	91.6

14	Valence	8,827	2013	September 2013	95.0	92.0

15	Vantage	8,827	2013	November 2013	94.9	92.0

16	Navarino*,**	8,531	2010	May 2010	105.3	102.2

17	Maersk Kure*,**	7,403	1996	December 2007	65.2	60.1

18	Maersk Kokura*,**	7,403	1997	February 2008	67.9	63.1

19	Maersk Kawasaki*,**	7,403	1997	December 2007	68.1	63.3

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2014 ($ US Million)(1)	Carrying Value December 31, 2015 ($ US Million)(1)

20	MSC Methoni	6,724	2003	October 2011	53.0	50.5

21	Sealand Michigan	6,648	2000	October 2000	35.2	34.5

22	Sealand Illinois	6,648	2000	December 2000	36.5	34.6

23	Sealand NY	6,648	2000	May 2000	34.0	33.1

24	Sealand Washington	6,648	2000	August 2000	35.7	33.8

25	Maersk Kobe	6,648	2000	June 2000	34.4	33.5

26	Maersk Kalamata	6,644	2003	June 2003	44.6	42.5

27	Maersk Kingston	6,644	2003	April 2003	44.4	42.3

28	Maersk Kolkata	6,644	2003	January 2003	44.0	41.8

29	Venetiko**	5,928	2003	January 2013	20.8	20.2

30	MSC Romanos*,**	5,050	2003	August 2011	48.1	45.8

31	Zim Shanghai	4,992	2002	October 2002	32.0	30.3

32	Zim New York	4,992	2002	September 2002	31.8	30.2

33	Zim Pireaus*,**	4,992	2004	May 2004	32.4	30.9

34	Halifax Express**	4,890	2000	November 2000	28.4	28.0

35	Oakland Express**	4,890	2000	October 2000	29.7	28.0

36	Singapore Express*,**	4,890	2000	August 2000	27.8	27.2

37	MSC Mykonos	4,828	1988	January 2005	16.1	13.2

38	MSC Mandraki**	4,828	1988	October 2004	16.6	13.9

39	MSC Ulsan*,**	4,132	2002	February 2012	27.1	25.7

40	MSC Koroni	3,842	1998	May 2012	11.4	10.9

41	MSC Itea*,**	3,842	1998	May 2012	11.4	10.8

42	Karmen*,**	3,351	1991	November 2010	9.4	8.6

43	Marina*,**	3,351	1992	February 2011	8.7	8.0

44	MSC Challenger	2,633	1986	May 1998	3.1	—

45	Lakonia	2,586	2004	December 2014	8.2	8.8

46	Areopolis*,**	2,474	2000	May 2014	9.3	9.7

47	Messini*,**	2,458	1997	August 2012	6.4	6.0

48	MSC Reunion**	2,024	1992	March 2011	8.1	7.2

49	MSC Namibia II**	2,023	1991	March 2011	7.8	7.1

50	MSC Sierra II**	2,023	1991	March 2011	8.0	7.1

51	MSC Pylos**	2,020	1991	January 2011	5.9	5.5

52	Neapolis*,**	1,645	2000	April 2014	10.4	9.8

53	Prosper*,**	1,504	1996	March 2011	8.2	7.5

54	Zagora*,**	1,162	1995	January 2011	6.4	7.3

55	Stadt Luebeck*,**	1,078	2001	August 2012	10.3	9.8

				TOTAL	2,370.1	2,270.4

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2014 and 2015.

*

Indicates container vessels which we believe, as of December 31, 2014, may have market values below their carrying values. As of December 31, 2014, we believe that the aggregate carrying value of these 17 vessels was $147.7 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2015, may have market values below their carrying values. As of December 31, 2015, we believe that the aggregate carrying value of these 25 vessels was $277.7 million more than their market value.

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

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (approximately $300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.

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

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (approximately $300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

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

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at redesignation in its assessment of effectiveness of the cash flow hedge.

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

D. Trend Information

In 2015, total seaborne container trade demand grew at around 2%, the lowest level since the end of the global financial crisis in 2009, when global growth had turned negative. In spite of elevated optimism at the start of 2015, economic growth projections have been regularly downgraded due to soft consumer demand in the western world and increased downward volatility in commodities emerging market currencies and global capital markets.

Total containership supply grew at around 8% due to increased deliveries of big vessels and reduced demolition activity. Increased supply combined with subdued demand resulted in strong downward pressure throughout the industry. Liner companies’ initial efforts to deal with the developing imbalance failed to restore any pricing equilibrium and they were forced to rationalize their vessel operations through widespread cascading, canceling of scheduled sailings and even idling of vessels.

As a result of the contraction of seaborne containership demand and the growth of containership supply, demand for containership transportation services declined during the year and resulted in historically low charter rates for all types of vessels and the highest number of idle vessels since 2010, which stood at 7% of total fleet at the end of the 2015. Given that ordering of new vessels continued during 2015 at the same high rate of the last few years, if there is no materially improved containership demand and demolition activity there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2015, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2015 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,556,715	$199,793	$781,545	$358,844	$216,533
Interest on long-term debt obligations(2)	261,166	75,268	107,797	49,840	28,261
Payments to our manager(3)	190,196	24,742	46,268	42,961	76,225
Investments in Affiliates(4)	108,331	83,779	24,552	—	—

Total	$2,116,408	$383,582	$960,162	$451,645	$321,019

(1)	Includes obligations under finance leases.

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

(3)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires. Payments to our managers include (a) a daily management fee of $956 per day per vessel, (b) total of 0.75% fee on charter revenues earned and (c) total fees of $2.5 million.. Payments to our manager exclude the value of the shares of our common stock issued to the manager in exchange for its services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. The above represent total fees paid to Costamare Shipping and Costamare Services.

(4)	This amount represents our share of the remaining capital commitments with regards to the newbuild vessels on order under our Framework Deed with York.

(5)	These amounts exclude the following preferred stock dividend payment obligations (assumes that dividends are paid until earliest date for company to redeem shares):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$77,485	$21,063	$41,172	$15,250

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 7 Rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors or nominees for director have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	46	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	47	Chief Financial Officer and Class II Director
Vagn Lehd Møller	69	Class II Director
Charlotte Stratos	61	Class III Director
Konstantinos Zacharatos	43	Class I Director
Anastassios Gabrielides	51	General Counsel and Secretary

The term of our Class I director expires in 2017, the term of our Class II directors expires in 2018 and the term of our Class III directors expires in 2016.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our head manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Since March 2012 and July 2012, respectively, Mr. Møller has served as chairman of the boards of DBB Jack-up Services A/S and Jack-up Invest Co2 A/S, both Danish companies investing in jack-up vessels chartered to off-shore windmill companies. From March 2010 to October 2015, Mr. Møller served on the boards of directors for Scan Global Logistics A/S and Scan Global Holdings A/S, both Danish based internal logistics companies, and he was elected chairman of the boards of directors of both companies in January 2011. From April 2015, Mr. Møller has been a member of the Board of The Survey Association A/S, a Danish based marine surveyor company.

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

Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services, CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Anastassios Gabrielides is our General Counsel and Secretary. Mr. Gabrielides has served as a director and secretary of Costamare Services since May 2015. Prior to joining us in 2013, Mr. Gabrielides worked for Allseas Marine SA, a ship management company. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides practiced law in Athens from 1999 to 2004, specializing in securities, banking and finance and corporate law. Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek FIY. Mr. Gabrielides holds L.L.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

B. Compensation of Directors and Senior Management

Non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors do not receive additional compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. These officers are employed and compensated for their services by Costamare Shipping or Costamare Services and we do not pay any compensation to such officers.

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

Corporate Governance

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.costamare.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 7 Rue du Gabian, MC 98000 Monaco.

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

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. These officers are employed and compensated for their services by Costamare Shipping or Costamare Services. As of December 31, 2015, approximately 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, Costamare Services and Shanghai Costamare each employed approximately 100, 10 and 30 people, respectively, all of whom were shore-based. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Costamare Shipping and Shanghai Costamare control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of April 20, 2016 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of April 20, 2016 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 75,548,000 shares of common stock, 2,000,000 shares of Series B Preferred Stock, 4,000,000 Series C Preferred Stock and 4,000,000 Series D Preferred Stock outstanding as of April 20, 2016. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares		Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	16,673,599		22.07%
Gregory Zikos		*	*
Konstantinos Zacharatos	—		—
Vagn Lehd Møller		*	*
Charlotte Stratos	—		—
Anastassios Gabrielides(2)	—		—
All officers and directors as a group (five persons)	16,896,744		22.37%
5% Beneficial Owners
Christos Konstantakopoulos(3)	16,150,000		21.38%
Achillefs Konstantakopoulos(4)	16,299,601		21.58%
Morgan Stanley(5)	3,923,804		5.20%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 9,074,916 shares of common stock directly and 7,598,683 shares of common stock indirectly through entities controlled by Mr. Konstantakopoulos.

(2)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series C Preferred Stock and Series D Preferred Stock.

(3)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares of common stock directly and 7,075,083 shares of common stock indirectly through an entity controlled by Mr. Konstantakopoulos. He also holds 40,000 shares of Series C Preferred Stock directly, or 1.00% of the issued and outstanding shares of Series C Preferred Stock.

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,074,917 shares of common stock directly and 7,224,684 shares of common stock indirectly through entities controlled by Mr. Konstantakopoulos. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock directly, or 1.51%, 2.01% and 2.56% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 25,650 shares of Series B Preferred Stock, or 1.28% of the issued and outstanding shares of Series B Preferred Stock, and 4,400 shares of Series D Preferred Stock, or 0.11% of the issued and outstanding shares of Series D Preferred Stock.

(5)

As of December 31, 2015, based on a Schedule 13G filed with the SEC on February 14, 2013, as amended by Amendment No. 1 filed with the SEC on February 10, 2014, Amendment No. 2 filed with the SEC on February 17, 2015 and Amendment No. 3 filed with the SEC on February 11, 2016. The report indicated sole voting power as to 294,626 shares, shared voting power as to 3,359,802 shares, and shared dispositive power as to 3,923,804 shares, by Morgan Stanley, a parent holding company.

*	Owns less than 1% of our issued and outstanding shares.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of April 20, 2016, we had approximately 15,455 stockholders of record.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers (such as Shanghai Costamare), or to V.Ships Greece or, subject to our consent, other third party sub-managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel owning entity and the relevant manager. Our affiliated managers and Costamare Services are controlled by our chairman and chief executive officer and members of his family.

Management and Services Agreements

On March 3, 2015, we amended and restated our Group Management Agreement with Costamare Shipping. On November 2, 2015, we terminated the Group Management Agreement and we entered into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services, a newly formed entity and affiliate of Costamare Shipping. The same services that were provided by Costamare Shipping pursuant to the Group Management Agreement continue to be provided by either Costamare Shipping or Costamare Services under the Framework Agreement and the Services Agreement, and the aggregate fees paid by us to Costamare Shipping and Costamare Services under the Framework Agreement and the Services Agreement are substantially the same as the aggregate fees that were paid to Costamare Shipping pursuant to the Group Management Agreement.

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. Costamare Shipping, itself or through or together with a sub-manager, controls the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. In return for these services, we pay the fees described below.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services and Shanghai Costamare, as well as any third party managers, including V.Ships Greece. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Compensation of Our Manager and Services Provider

Costamare Shipping is providing us with general administrative services and certain commercial and technical services as well as technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement.

In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.

Costamare Shipping received in 2015 and continues to receive in 2016 a fee of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2014, such amounts were $919 and $460, respectively. We also paid to Costamare Shipping in 2015 and continue to pay in 2016 a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Prior to 2015, the supervision fee was annually adjusted upward by 4%. Costamare Shipping also received in the first three quarters of 2015 a monthly fee of 0.75% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet until the third quarter of 2015. Starting in the fourth quarter of 2015, Costamare Shipping received, and continues to receive, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Shipping received for the first three quarters of 2015, a quarterly fee of (i) $625,000 ($2.5 million annually) and (ii) 149,600 shares (which is equal to 0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), which fee included payment for the services of our executive officers (prior to 2015, we paid Costamare Shipping $1.0 million annually for such services). Starting in the fourth quarter of 2015 Costamare Services received and continues to receive from our container-shipowning subsidiaries a monthly fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares (0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), based on the average closing price of our common stock on the NYSE for the ten days ending on the thirtieth day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2014 and December 31, 2015, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.57 million and $1.86 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2015 we paid aggregate fees of approximately $5.07 million and issued in aggregate 448,800 shares to Costamare Shipping under the Group Management Agreement and the Framework Agreement and paid aggregate fees of approximately $1.11 million and issued in aggregate 149,600 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, the current term of the Framework Agreement and Service Agreement expires on December 31, 2016. The Framework Agreement and Service Agreement automatically renew for nine consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

Our Manager’s Termination Rights. Costamare Shipping or Costamare Services may terminate the Framework Agreement or Services Agreement, respectively, prior to the end of its term if:

•	any moneys payable by us under the applicable agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;

•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping or Costamare Services, as applicable; or

•	there is a change of control of our Company or the vessel-owning subsidiaries, as applicable.

Our Termination Rights. We or our vessel-owning subsidiaries may terminate the Framework Agreement or the Services Agreement, respectively, prior to the end of its term in the following circumstances:

•

any moneys payable by Costamare Shipping or Costamare Services under or pursuant to the applicable agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping or Costamare Services, as applicable materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;

•	there is a change of control of Costamare Shipping or Costamare Services, as applicable; or

•

Costamare Shipping or Costamare Services, as applicable, is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to Costamare, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping or Costamare Services, as applicable, acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Framework Agreement, and either Costamare Services or our vessel-owning subsidiaries may terminate the Services Agreement if:

•

the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•

the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’s or our winding up;

•

the other party is prevented from performing any obligations under the applicable agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	in the case of the Framework Agreement, all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the individual ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that during the term of the Framework Agreement, and Costamare Services has agreed that during the term of the Services Agreement, they will not provide similar services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed and, in the case of Costamare Services, to entities affiliated with our chairman and chief executive officer, without our prior written approval, which we may provide under certain circumstances. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.

We have agreed to Costamare Shipping entering into an agreement with Marcas, a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies, in order to achieve the best possible service and price combination with suppliers for us. Any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessel-owning subsidiaries will be paid to Costamare Shipping, which will in turn be credited by Costamare Shipping to our vessel-owning entities against their respective vessels’ operating expenses. Our vessel-owning entities will pay the annual membership fee payable by Costamare Shipping to Marcus.

Shanghai Costamare is not contractually prohibited from providing management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of approximately 49 million shares entitled to these registration rights.

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010, during the term of the Group Management Agreements and following its termination, and pursuant to the Addendum entered into on February 29, 2016, the term of the Framework Agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks, provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

Other Transactions

Konstantinos Konstantakopoulos holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own five containerships comparable to 16 of our vessels (including five vessels acquired under the Framework Deed) and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own three containerships comparable to three of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies established the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

Under the Framework Deed entered into on May 15, 2013 and amended and restated on May 18, 2015, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 18, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of April 20, 2016, Costamare and York executed transactions with capital expenditure commitments of approximately $1.2 billion. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. Eighteen of our containerships, including 12 newbuilds and six existing Joint Venture vessels, have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Under the Framework Agreement, Costamare Shipping provides management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-owning entity formed under the Framework Deed pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2015, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed the amount of $1.86 million for services provided in accordance with the respective management agreements.

For a description of additional related party transactions, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under the Framework Agreement and Services Agreement, including the amendment and restatement of such agreement and any other agreements with entities controlled by our chairman and chief executive officer.

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

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016 and April 15, 2016. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016 and April 15, 2016. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015, January 15, 2016 and April 15, 2016. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, and $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015 and $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015 and February 4, 2016.

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

Set out below is a table showing the dividends and distributions paid in 2011, 2012, 2013, 2014 and 2015.

	Year ended December 31,
	2011	2012	2013	2014	2015	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$61.5	$73.1	$80.8	$83.0	$86.3	$384.7
Preferred Stock dividends paid	—	—	0.7	10.1	16.0	26.8

Total	$61.5	$73.1	$81.5	$93.1	$102.3	$411.5

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Our common stock has been trading on the NYSE under the symbol “CMRE” since November 4, 2010. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2011	$18.11	$11.39
2012	16.05	12.35
2013	18.92	14.44
2014	24.36	17.61
2015	20.35	8.82
First Quarter 2014	21.50	17.80
Second Quarter 2014	23.50	20.60
Third Quarter 2014	24.36	21.96
Fourth Quarter 2014	21.77	17.61
First Quarter 2015	19.79	16.00
Second Quarter 2015	20.35	17.24
Third Quarter 2015	18.50	11.68
Fourth Quarter 2015	14.93	8.82
August 2015	16.78	14.01
September 2015	14.80	11.68
October 2015	14.93	12.05
November 2015	14.35	12.05
December 2015	11.91	8.82
January 2016	9.62	6.23
February 2016	7.43	6.24
March 2016	9.40	7.62
April 2016 (April 1, 2016 to April 26, 2016)	10.70	8.85

Our Series B Preferred Stock has been trading on the NYSE under the symbol “CMRE PRB” since August 7, 2013. The following table shows the high and low closing sales prices for our Series B Preferred Stock during the indicated periods.

	Price Range
	High	Low
2013 (August 7, 2013 to December 31, 2013)	$24.90	$22.20
2014	25.93	22.80
2015	26.20	15.07
First Quarter 2014	24.43	22.80
Second Quarter 2014	25.18	24.05
Third Quarter 2014	25.93	24.88
Fourth Quarter 2014	25.69	24.00
First Quarter 2015	26.20	23.70
Second Quarter 2015	26.02	20.81
Third Quarter 2015	22.19	20.51
Fourth Quarter 2015	22.68	15.07
August 2015	22.04	20.58
September 2015	22.09	20.51
October 2015	22.68	20.58
November 2015	21.02	17.95
December 2015	18.51	15.07
January 2016	17.30	11.96
February 2016	16.78	15.05
March 2016	18.00	16.79
April 2016 (April 1, 2016 to April 26, 2016)	19.25	17.45

Our Series C Preferred Stock has been trading on the NYSE under the symbol “CMRE PRC” since January 22, 2014. The following table shows the high and low closing sales prices for our Series C Preferred Stock during the indicated periods.

	Price Range
	High	Low
2014 (January 22, 2014 to December 31, 2014)	$24.90	$24.55
2015	27.09	15.93
First Quarter 2014	25.12	24.55
Second Quarter 2014	26.27	25.11
Third Quarter 2014	26.59	25.85
Fourth Quarter 2014	26.30	24.85
First Quarter 2015	27.00	25.24
Second Quarter 2015	27.09	23.36
Third Quarter 2015	24.79	21.90
Fourth Quarter 2015	23.06	15.93
August 2015	24.34	22.72
September 2015	23.97	21.90
October 2015	23.06	21.69
November 2015	22.35	18.55
December 2015	19.70	15.93
January 2016	18.55	12.49
February 2016	16.93	14.54
March 2016	18.26	16.44
April 2016 (April 1, 2016 to April 26, 2016)	18.52	17.80

Our Series D Preferred Stock has been trading on the NYSE under the symbol “CMRE PRD” since May 15, 2015. The following table shows the high and low closing sales prices for our Series D Preferred Stock during the indicated periods.

	Price Range
	High	Low
2015 (May 15, 2015 to December 31, 2015)	$25.05	$15.82
Second Quarter 2015 (May 15, 2015 to June 30, 2015)	25.05	23.19
Third Quarter 2015	24.54	21.38
Fourth Quarter 2015	23.09	15.82
August 2015	24.15	21.38
September 2015	23.22	21.49
October 2015	23.09	22.09
November 2015	22.81	19.53
December 2015	20.00	15.82
January 2016	18.80	12.70
February 2016	16.91	15.43
March 2016	18.28	16.70
April 2016 (April 1, 2016 to April 26, 2016)	18.85	18.00

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2015, 75,398,400 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2015: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; and

4,000,000 shares of Series D Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock and 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock and 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

C. Material Contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party, for the two years immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)

Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

(b)

Restrictive Covenant Agreement dated November 3, 2010, between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(c)

Stockholder Rights Agreement dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(d)

Trademark License Agreement dated November 3, 2010 between Costamare Inc. and Costamare Shipping Company S.A. and the Addendum thereto dated February 29, 2016, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

(e)

Facility Agreement dated July 22, 2008 (the “Facility Agreement”), relating to a loan facility of US$1,000,000,000 comprising (i) a term loan facility of up to US$700,000,000 and (ii) a revolving credit facility of up to US$300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(f)

Restrictive Covenant Agreement dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(g)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(h)

Agreement Relating to Group Management Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc. dated January 22, 2013, please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(i)

Amended and Restated Management Agreement dated March 3, 2015, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Group Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(j)

Framework Deed dated May 15, 2013 as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Deed”.

(k)

Framework Agreement dated November 2, 2015, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(l)

Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(m)	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015

(n)

Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

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

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock or our Preferred Stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

(a)	the common stock or Preferred Stock is readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c)	you own our common stock or our Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

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

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock or Preferred Stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock or Preferred Stock.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2015 by approximately $3.7 million based upon our debt level during 2015.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2016	1.8
2017	2.1
2018	1.3
2019	0.4
2020	0.1

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

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

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

At December 31, 2014 and 2015, we had interest rate swap agreements with an outstanding notional amount of $1,030.6 million and $904.6 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2014 and 2015, amounted to a liability of $55.4 million and a liability of $39.7 million, respectively and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and January 2021.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2014 and 2015, we had interest rate swap agreements with an outstanding notional amount of $217.5 million and $207.4 million, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2014 and 2015, was a liability of $18.5 million and a liability of $12.5 million, respectively and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2015, approximately 36.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2015, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $20.0 million at an average forward rate of Euro/U.S. dollar 1.0725 expiring in monthly intervals up to August 2016.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2015. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

In making its assessment of our internal control over financial reporting as of December 31, 2015, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2015, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors-Accountants S.A., our

independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015, which is incorporated by reference into Item 15.C below.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas) Certified Auditors-Accountants S.A., appears under Item 18 and such report is incorporated herein by reference.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 Rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2015.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors-Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2014 and 2015.

The chart below sets forth the total amount billed and accrued for Ernst & Young (Hellas) Certified Auditors-Accountants S.A. services performed in 2015 and 2014 and breaks down these amounts by the category of service.

	2015	2014
Audit fees	€579,075	€782,250
Tax fees	€7,400	€9,700

Total fees	€586,475	€791,950

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2015 and for the review of the quarterly financial information, as well as in connection with the review of the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees in connection with our Series C Preferred Stock offering completed in January 2014 amounted to €20,000 and are included in the 2014 total fees in the aforementioned table. Audit fees in connection with Costamare Partners LP’s registration statement on Form F-1 filed with the SEC in October 2014, as amended in October 2014 and November 2014, amounted to €225,000 and are included in the 2014 total fees in the aforementioned table. Audit fees in connection with our Series D Preferred Stock offering completed in May 2015 amounted to €20,000 and are included in the 2015 total fees in the aforementioned table. Audit fees in connection with Costamare Partners LP’s registration statement on Form F-1, as amended in January 2015, June 2015 and August 2015, and withdrawn in November 2015, amounted to €51,500 and are included in the 2015 total fees in the aforementioned table.

Tax fees

The full amount of tax fees in 2014 and 2015 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2014 and December 31, 2015.

Audit-related fees

No audit-related fees were billed in 2014 and 2015.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the payments of common shares received in 2015 by Costamare Shipping and Costamare Services, which are controlled by our chief executive officer and chairman, Konstantinos Konstantakopoulos, or his family pursuant to the Group Management Agreement and Services Agreement in exchange for services provided to the Company and the Company’s vessel-owning subsidiaries.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

March 2015	149,600	—	—	—
June 2015	149,600	—	—	—
September 2015	149,600	—	—	—
December 2015	149,600	—	—	—

Total	598,400

(1)	These shares were issued by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independent Directors

Pursuant to NYSE Rule 303A.01, the NYSE requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Corporate Governance, Nominating and Compensation Committee

NYSE Rules 303A.04 and 303A.05 require that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Marshall Islands law, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of two independent directors and one non-independent director.

NYSE Rules 303A.02 and 303A.05, contains independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.

Audit Committee

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-40 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

4.1	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)

4.2	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Konstantakopoulos(2)

4.3	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.4	Form of Trademark License Agreement between Costamare Inc. and Costamare Shipping Company S.A.(2)

4.5

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

4.6	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(1)

4.7	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.8	Agreement Relating to Group Management Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013(1)

4.9	Amended and Restated Management Agreement between Costamare Inc. and Costamare Shipping Company S.A., dated March 3, 2015

4.10	Framework Deed dated May 15, 2013 as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.

4.11	Framework Agreement dated November 2, 2015, by and between Costamare Inc. and Costamare Shipping Company S.A.

4.12	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.

4.13	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015

4.14	Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein

4.15	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.

8.1	List of Subsidiaries of Costamare Inc.

Exhibit No.	Description

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Dated: April 27, 2016

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), COSTAMARE INC.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). COSTAMARE INC.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, COSTAMARE INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, of COSTAMARE INC. and our report dated April 27, 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
April 27, 2016

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2014	2015
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,089	$100,105
Restricted cash	14,264	14,007
Accounts receivable	2,365	1,111
Inventories (Note 5)	11,565	10,578
Due from related parties (Notes 3 and 9)	4,447	6,012
Fair value of derivatives (Notes 18 and 19)	—	352
Insurance claims receivable	1,759	3,906
Prepaid lease rentals (Note 11)	4,982	4,982
Accrued charter revenue (Note 12)	511	457
Prepayments and other	4,993	3,546

Total current assets	157,975	145,056

FIXED ASSETS, NET:
Capital leased assets (Note 11)	250,547	242,966
Vessels, net (Note 6)	2,098,820	2,004,650

Total fixed assets, net	2,349,367	2,247,616

NON-CURRENT ASSETS:
Investment in affiliates (Note 9)	73,579	117,931
Prepaid lease rentals, non-current (Note 11)	40,811	35,829
Accounts receivable, non-current, net (Note 3)	1,425	1,425
Deferred charges, net (Note 7)	28,675	28,815
Restricted cash	49,818	48,708
Accrued charter revenue, non-current (Note 12)	1,025	569
Other non-current assets (Note 4)	12,065	12,612

Total assets	$2,714,740	$2,638,561

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$192,951	$185,259
Accounts payable	6,296	4,047
Due to related parties (Note 3)	—	371
Capital lease obligations (Note 11)	13,508	14,534
Accrued liabilities	19,119	15,225
Unearned revenue (Note 12)	12,929	18,356
Fair value of derivatives (Notes 18 and 19)	43,287	32,462
Other current liabilities	2,286	1,712

Total current liabilities	290,376	271,966

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 10)	1,326,990	1,137,832
Capital lease obligations, net of current portion (Note 11)	233,625	219,090
Fair value of derivatives, net of current portion (Notes 18 and 19)	31,653	19,655
Unearned revenue, net of current portion (Note 12)	29,454	26,508

Total non-current liabilities	1,621,722	1,403,085

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	8	8
Additional paid-in capital (Note 14)	858,665	963,904
Retained earnings	103	44,247
Accumulated other comprehensive loss (Notes 18 and 20)	(56,134)	(44,649)

Total stockholders’ equity	802,642	963,510

Total liabilities and stockholders’ equity	$2,714,740	$2,638,561

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2013	2014	2015
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$414,249	$483,995	$490,378
EXPENSES:
Voyage expenses	(3,484)	(3,608)	(2,831)
Voyage expenses-related parties (Note 3)	(3,139)	(3,629)	(3,673)
Vessels’ operating expenses	(115,998)	(120,815)	(117,193)
General and administrative expenses	(7,517)	(6,708)	(6,275)
General and administrative expenses–related parties (Note 3)	(1,000)	(1,000)	(11,123)
Management fees-related parties (Note 3)	(16,580)	(18,469)	(18,877)
Amortization of dry-docking and special survey costs (Note 7)	(8,084)	(7,814)	(7,425)
Depreciation (Notes 6, 11 and 20)	(89,958)	(105,787)	(101,645)
Amortization of prepaid lease rentals (Note 11)	—	(4,024)	(4,982)
Gain on sale / disposal of vessels, net (Note 6)	518	2,543	1,688
Foreign exchange (losses) / gains, net	8	7	(129)

Operating income	169,015	214,691	217,913

OTHER INCOME / (EXPENSES):
Interest income	543	815	1,373
Interest and finance costs (Note 16)	(74,533)	(95,562)	(92,276)
Swaps breakage costs (Note 18)	—	(10,192)	—
Equity (loss) / gain on investments (Note 9)	692	(3,428)	(529)
Other, net	822	3,294	427
Gain on derivative instruments, net (Note 18)	6,548	5,469	16,856

Total other expenses	(65,928)	(99,604)	(74,149)

Net Income	$103,087	$115,087	$143,764

Earnings allocated to Preferred Stock (Note 15)	(1,536)	(11,909)	(17,903)

Net income available to Common Stockholders	101,551	103,178	125,861

Earnings per common share, basic and diluted (Note 15)	$1.36	$1.38	$1.68

Weighted average number of shares, basic and diluted	74,800,000	74,800,000	75,027,474

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2013	2014	2015
	(Expressed in thousands of U.S. dollars)
Net income for the year	$103,087	$115,087	$143,764

Other comprehensive income / (loss)
Unrealized gain on cash flow hedges, net (Notes 18 and 20)	70,886	22,802	11,382
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 10 and 20)	(3,253)	(489)	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	55	103	103
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Note 11)	—	6,604	—

Other comprehensive income for the year	$67,688	$29,020	$11,485

Total comprehensive income for the year	$170,775	$144,107	$155,249

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2013, 2014 and 2015

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings / (Accumulated Deficit)	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2013	—	$—	—	$—	—	$—	74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	—	—	—	—	—	—	—	—	—	—	103,087	103,087
- Preferred stock Series B issuance	—	—	—	—	2,000,000	—	—	—	48,425	—	—	48,425
- Preferred stock Series B expenses	—	—	—	—	—	—	—	—	(383)	—	—	(383)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(80,784)	(80,784)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(1,536)	(1,536)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	67,688	—	67,688

BALANCE, December 31, 2013	—	$—	—	$—	2,000,000	$—	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949

- Net income	—	—	—	—	—	—	—	—	—	—	115,087	115,087
- Preferred stock Series C issuance	—	—	4,000,000	—	—	—	—	—	96,850	—	—	96,850
- Preferred stock Series C expenses	—	—	—	—	—	—	—	—	(327)	—	—	(327)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(83,028)	(83,028)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(11,909)	(11,909)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	29,020	—	29,020

BALANCE, December 31, 2014	—	$—	4,000,000	$—	2,000,000	$—	74,800,000	$8	$858,665	$(56,134)	$103	$802,642

- Net income	—	—	—	—	—	—	—	—	—	—	143,764	143,764
- Preferred stock Series D issuance	4,000,000	—	—	—	—	—	—	—	96,850	—	—	96,850
- Preferred stock Series D expenses	—	—	—	—	—	—	—	—	(234)	—	—	(234)
- Issuance of common stock (Note 3)	—	—	—	—	—	—	598,400	—	8,623	—	—	8,623
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(86,280)	(86,280)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(13,340)	(13,340)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	11,485	—	11,485

BALANCE, December 31, 2015	4,000,000	$—	4,000,000	$—	2,000,000	$—	75, 398,400	$8	$963,904	$(44,649)	$44,247	$963,510

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2013	2014	2015
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$103,087	$115,087	$143,764
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89,958	105,787	101,645
Allowance for doubtful amounts	3,703	2,888	—
Amortization of debt discount	—	—	(798)
Amortization of prepaid lease rentals	—	4,024	4,982
Amortization and write-off of financing costs	1,569	4,107	1,896
Amortization of deferred dry-docking and special survey	8,084	7,814	7,425
Equity based payments	—	—	8,623
Net settlements on interest rate swaps qualifying for cash flow hedge	(3,253)	(489)	—
Gain on derivative instruments, net	(6,548)	(5,469)	(16,856)
Gain on sale / disposal of vessels, net	(518)	(2,543)	(1,688)
Equity loss / (gain) on investments	(692)	3,428	529
Changes in operating assets and liabilities:
Accounts receivable	(22,737)	13,705	1,254
Due from related parties	(63)	(1,768)	(1,565)
Inventories	(1,607)	(560)	987
Insurance claims receivable	25	(330)	(2,147)
Prepayments and other	(854)	(2,543)	1,447
Accounts payable	(68)	482	(2,249)
Due to related parties	—	—	371
Accrued liabilities	4,337	2,731	4,087
Unearned revenue	3,194	900	373
Other current liabilities	277	(854)	(574)
Dry-dockings	(6,189)	(10,150)	(9,461)
Accrued charter revenue	14,976	7,023	2,618

Net Cash provided by Operating Activities	186,681	243,270	244,663

Cash Flows From Investing Activities:
Investment in affiliates	(8,707)	(85,103)	(44,881)
Proceeds from the sale of subsidiary	16,044	—	—
Dividend from affiliate	—	31,828	—
Advances for vessel acquisitions	(590,431)	(59,058)	—
Vessels acquisitions / Additions to vessel cost	(51,853)	(28,984)	(2,758)
Proceeds from the sale of vessels, net	13,891	22,054	4,655

Net Cash used in Investing Activities	(621,056)	(119,263)	(42,984)

Cash Flows From Financing Activities:
Capital lease proceeds	—	256,716	—
Capital lease repayment	—	(9,583)	(13,509)
Offering proceeds, net of related expenses	48,042	96,523	96,616
Proceeds from long-term debt	469,356	9,000	—
Repayment of long-term debt	(163,669)	(356,635)	(196,850)
Payment of financing costs	(210)	(2,055)	—
Dividends paid	(81,515)	(93,074)	(102,287)
(Increase) / Decrease in restricted cash	(11,571)	(5,189)	1,367

Net Cash provided by / (used in) Financing Activities	260,433	(104,297)	(214,663)

Net increase / (decrease) in cash and cash equivalents	(173,942)	19,710	(12,984)
Cash and cash equivalents at beginning of the year	267,321	93,379	113,089

Cash and cash equivalents at end of the year	$93,379	$113,089	$100,105

Supplemental Cash Information:
Cash paid during the year for interest	$31,215	$46,043	$45,213

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. On March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. (Note 3) in accordance with (i) the Group Management Agreement until November 2, 2015, and (ii) the Services Agreement (Note 3) from November 2, 2015, increasing the issued share capital to 75,398,400 shares. At December 31, 2015, members of the Family owned, directly or indirectly, approximately 65.0% of the outstanding common shares, in the aggregate. Furthermore, on (i) August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2014 and 2015, the Company owned and/or operated a fleet of 55 and 54 container vessels, respectively, with a total carrying capacity of approximately 320,407 twenty-foot equivalent units (“TEU”) and 317,774 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At December 31, 2015, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for five incorporated in the Republic of the Marshall Islands.

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

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation,” (formerly Accounting Research Bulletin (“ARB”) No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2014 and 2015 no such interest existed.

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

(e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

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

(g) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2014 and 2015, is $0.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate, which up until December 31, 2014, was estimated to be approximately $0.250 per lightweight ton. In order to align the scrap rate estimates with the current historical average scrap rate, effective from January 1, 2015, the Company adjusted the estimated scrap rate used to calculate the vessels’ salvage value from $0.250 to $0.300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense prospectively. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to decrease depreciation expense by $5,388 and increase net income by $5,388 or $0.07 per common share, basic and diluted, for the year ended December 31, 2015.

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
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

As of December 31, 2014 and 2015, the Company concluded that, as conditions in the worldwide shipping industry remain depressed, indicators existed which triggered the existence of potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value. The Company’s strategy is mainly to charter its vessels under long-term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. To the extent impairment indicators are present, the undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates) over the remaining estimated life of the vessel assumed to be 30 years from the delivery of the vessel from the shipyard, expected outflows for vessels’ operating expenses assuming an expected increase in expenses based on the Company’s historical data and an average inflation rate of 2.76% (in line with the average world Consumer Price Index forecasted), planned dry-docking and special survey expenditures, management fees expenditures and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 16 to 30 days depending on the size and age of each vessel) based on historical experience. The Company considers the most recent ten year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels since such historical average represents a full shipping cycle that captures the highs and lows of the market. The Company utilizes the standard deviation in order to eliminate the outliers in the period before computing the historic ten year average rates. The salvage value used in the impairment test is estimated at approximately $0.300 per light weight ton in accordance with the vessels’ depreciation policy.

The Company’s assessment concluded that no impairment of vessels existed as of December 31, 2013, 2014 and 2015, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel. No impairment loss was recorded in 2013, 2014 or 2015.

(m) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of income.

(n) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(o) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), investments in affiliates, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, investments in affiliates and equity and debt securities by performing ongoing credit evaluations of its customers’, affiliates’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(p) Voyage Revenues: Voyage revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the charter are recorded as service is provided, when they become fixed and determinable.

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

Revenues for 2013, 2014 and 2015, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2013	2014	2015
A	24%	29%	31%
B	31%	26%	26%
C	16%	14%	13%
D	13%	18%	18%

Total	84%	87%	88%

(q) Voyage Expenses: Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements and commissions and fees, which are always paid for by the Company, regardless of the charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

(r) Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(s) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

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

The Company also enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(t) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2015. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

(u) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 18 and 19).

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

(v) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(w) Investments in Affiliates: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the affiliate.

(x) Capital leases: Financial Accounting Standards Board (“FASB”) ASC 840 classifies leases as capital or operating. Capital leases are accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee and as a sale or financing by the lessor. All other leases are accounted for as operating leases. The determination of whether an arrangement is (or contains) a capital lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 840-10-25-1.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(y) Investments in Equity and Debt Securities: The Company classifies debt securities and equity securities pursuant to the provisions of ASC 320-10-25-1 “Investments–Debt and Equity Securities”, into one of the following three categories:

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

Debt and equity securities which are decided on inception to be accounted for as trading securities or available-for-sale securities are initially recognized at cost and subsequently are measured at fair value. Declines in the fair value of trading securities are recognized in earnings, while declines in the fair value of available-for-sale securities are recorded in Other Comprehensive Income and affect earnings when the securities are disposed. Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less impairment. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity. Management evaluates debt securities held-to-maturity for other than temporary impairment at each reporting date. In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited, to the following: (i) the extent of the duration of the decline; (ii) the reasons for the decline in value and (iii) the financial condition of and near-term prospects of the issuer. An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(z) Stock Based Compensation: The Company accounts for stock based payment awards granted to Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. (Note 3 and 14a), for the services provided by these entities, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

New accounting pronouncements

Debt issuance costs: In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03–Interest–Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums.

The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is planning to apply ASU No. 2015-03 as of January 1, 2016.

Inventories: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

Consolidation: In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, it will affect all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren’t considered variable interest entities (“VIEs”) but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity must apply the amendments using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

the beginning of the period of adoption or apply the amendments retrospectively. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Revenue from Contracts with Customers: On August 12, 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014 and which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Leases: In February 2016, the FASB issued ASU No. 2016-02 “Leases”, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. The new lease standard does not substantially change lessor accounting. It also requires additional disclosures about leasing arrangements. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

Going Concern: In August 2014, the FASB issued ASU No. 2014-15–“Presentation of Financial Statements - Going Concern”. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date the financial statements are issued, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services and certain commercial and technical services.

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), which is also controlled by Mr. Konstantakopoulos, or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership.

On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the “Group Management Agreement”) which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

Costamare Shipping and in respect of the flat fee for the supervision of each newbuild ordered by the Company and, beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares (which is equal to 0.8% of the issued and outstanding Company common stock as of January 1, 2015) payable quarterly in arrears. No separate payment is made for the services of the Company’s executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group management Agreement has been terminated on November 2, 2015.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the “Framework Agreement”) and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the “Services Agreement”), a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family. On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s initial public offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreement (until November 2, 2015) or the Services Agreement.

Under the Group Management Agreement until November 2, 2015 and the Framework Agreement and the Services Agreement from November 2, 2015, Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015 ($0.919 for 2014) and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015 ($0.460 for 2014), in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and, (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

After the initial term of the Framework Agreement and the Services Agreement, which expired on December 31, 2015, the Company is able to terminate both agreements, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

the Group Management Agreement until November 2, 2015 and the Framework Agreement from November 2, 2015 onwards. The net profits earned during the year ended December 31, 2014 and 2015, amounted to $392 and $718, respectively, and are included as a reduction in management fees–related parties in the accompanying consolidated statements of income. As at December 31, 2015, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 19 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the years ended December 31, 2013, 2014 and 2015, amounted to $15,570, $18,642 and $19,411, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services as from November 2, 2015, charged (i) $3,673 for the year ended December 31, 2015 ($3,629 for the year ended December 30, 2014 and $3,139 for the year ended December 30, 2013), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statement of income for the year ended December 31, 2015, (ii) $2,500, which is included in General and administrative expenses–related parties in the accompanying consolidated statement of income for the year ended December 31, 2015 ($1,000 for the year ended December 31, 2014 and $1,000 for the year ended December 31, 2013) and (iii) $8,623 representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the year ended December 31, 2015. During 2014, the Manager charged $1,050 supervision fees for three newbuild vessels, which were included in Advances for vessels acquisition. Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2014 and 2015 consolidated balance sheets.

During the years ended December 31, 2013, 2014 and 2015, the Manager charged in aggregate to the companies established pursuant to the Framework Agreement (Notes 8 and 9) the amount of $1,070, $1,572 and $1,856, respectively for services provided in accordance with the respective management agreements.

The balance due from the Manager at December 31, 2014 and 2015, amounted to $576 and $3,728, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2015, amounted to $371 and is reflected as Due to related parties in the accompanying 2015 consolidated balance sheet.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company. CIEL provided the Company’s vessels, through to April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena. Management fees charged by CIEL in the years ended December 31, 2013, 2014 and 2015, amounted to $1,010, $219 and $184, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2014 and 2015 amounted to $593 and $606, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples’ Republic of China and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of December 31, 2015, Shanghai Costamare provided such services to thirteen (eleven as of December 31, 2014) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2014 and 2015.

4. Other non-current assets:

As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off and was included in General and administrative expenses in the 2014 consolidated statement of income.

On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2015, the Company recorded $798 in relation to their fair value unwinding, which is included in “Interest income” in the consolidated statement of income for the year ended December 31, 2015. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2015, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. The equity securities are carried at cost in the accompanying consolidated balance sheet as at December 31, 2015, which approximates the fair value of the instruments at inception considering that it relates to a nonmonetary exchange (as described above). No dividends have been received from Zim since July 16, 2014. As of December 31, 2015, the Company has assessed for other than temporary impairment of its investment in Zim and has concluded that no impairment existed.

5. Inventories:

Inventories of $11,565 and $10,578 in the accompanying balance sheets at December 31, 2014 and 2015, respectively relate to bunkers, lubricants and spare parts.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2013	2,304,036	(721,691)	1,582,345

Depreciation	—	(89,903)	(89,903)
Vessel acquisitions and other vessels’ costs	51,853	—	51,853
Transfer from advances for vessel acquisitions	689,112	—	689,112
Derecognition of vessels	(29,659)	53	(29,606)
Disposals	(54,343)	37,930	(16,413)

Balance, December 31, 2013	2,960,999	(773,611)	2,187,388

Depreciation	—	(99,515)	(99,515)
Vessel acquisitions and other vessels’ costs	28,984	—	28,984
Disposals	(36,543)	18,506	(18,037)

Balance, December 31, 2014	2,953,440	(854,620)	2,098,820

Depreciation	—	(93,961)	(93,961)
Other vessels’ costs	2,758	—	2,758
Disposals	(6,156)	3,189	(2,967)

Balance, December 31, 2015	2,950,042	(945,392)	2,004,650

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. The newbuilds MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively. The Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on time charter with its initial time charterer (Note 11).

During the year ended December 31, 2013, the Company took delivery from the shipyard of the seven newbuild container vessels MSC Athens, MSC Athos, Valor, Value, Valiant, Valence and Vantage at an aggregate cost of $689,112. Furthermore, during the year ended December 31, 2013, the Company acquired the four secondhand container vessels Venetiko, Petalidi, Ensenada Express and Padma (ex. X-Press Padma) at an aggregate price of $51,853. On July 12, 2013, pursuant to the Framework Deed (Notes 8 and 9), York (as defined below) participated with a 51% interest in the share capital of the ship-owning companies of the vessels Petalidi, Ensenada Express and Padma (Note 9).

During the year ended December 31, 2013, the Company sold for scrap the container vessels MSC Washington, MSC Austria and MSC Antwerp at an aggregate price of $23,809 and recognized a net gain of $518, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2013 consolidated statement of income.

During the year ended December 31, 2014, the Company acquired the three secondhand vessels Neapolis, Areopolis and Lakonia at an aggregate price of $27,740.

During the year ended December 31, 2014, the Company sold for demolition the container vessel Konstantina, MSC Kyoto and Akritas at an aggregate price of $24,329 and recognized a net

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

gain of $2,543, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2014 consolidated statement of income.

During the year ended December 31, 2015, the Company sold for demolition the container vessel MSC Challenger at a price of $5,022 and recognized a gain of $1,688, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2015 consolidated statement of income.

Forty-four of the Company’s vessels, with a total carrying value of $1,839,665 as of December 31, 2015, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the three vessels under the sale and leaseback transaction described in Note 11.

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, January 1, 2013	11,313	22,786	34,099

Additions	210	6,189	6,399
Amortization	(1,569)	(8,084)	(9,653)
Derecognition of deferred charges	—	(553)	(553)
Write-off	—	(428)	(428)

Balance, December 31, 2013	9,954	19,910	29,864

Additions	2,055	10,150	12,205
Amortization	(2,084)	(7,814)	(9,898)
Write-off	(2,023)	(1,473)	(3,496)

Balance, December 31, 2014	7,902	20,773	28,675

Additions	—	9,461	9,461
Amortization	(1,896)	(7,425)	(9,321)

Balance, December 31, 2015	6,006	22,809	28,815

Financing costs represent fees paid to the lenders for the conclusion of the Company’s financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

During the years ended December 31, 2013, 2014 and 2015, eight, eleven and ten vessels, respectively, underwent their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Deed, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Deed (the “affiliate ship-owning companies”) and York would hold the balance. The Framework Deed was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the “Restated Framework Deed”). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% of the equity in the affiliate ship-owning companies, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at December 31, 2015, the Company holds a range of 25% to 49% of the capital stock of nineteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

9. Investment in Affiliates:

The affiliate companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

Entity	Vessel/Hull	Participation % December 31, 2015	Date Established/ Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Skerrett Maritime Co.	Hull NCP0152	49%	December 23, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Hull HN2121	40%	October 16, 2013
Bertrand Maritime Co.	Hull HN2122	40%	October 16, 2013
Beardmore Maritime Co.	Hull HN2123	40%	December 23, 2013
Schofield Maritime Co.	Hull HN2124	40%	December 23, 2013
Fairbank Maritime Co.	Hull HN2125	40%	December 23, 2013
Platt Maritime Co.	Hull YZJ1206	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015
Connell Maritime Co.	n/a	40%	December 18, 2013

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

On July 12, 2013, in accordance with the Framework Deed, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies (Note 6). There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.

In July 2013, Costamare Ventures participated with a 49% interest in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing in aggregate $34,709 and $921 during the years ended December 31, 2014 and 2015, respectively.

During the years ended December 31, 2014 and 2015, Costamare Ventures participated with a 25% interest in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $8,767 and $13,200 in the aggregate for the years ended December 31, 2014 and 2015, respectively.

During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., who entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing $30,305, in the aggregate. In December 2014, these five companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of 12 years. Upon novation of the contracts, the Company received the amount of $23,400 in the form of a dividend. During the year ended December 31, 2015, Costamare Ventures contributed $1,090 in the aggregate to such companies.

During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Connell Maritime Co. by contributing the amount of $6,669 and with 49% in the equity of Smales Maritime Co. by contributing the amount of $4,654 for the acquisition of the secondhand vessel Elafonisos of which $251 was refunded to the Company during the year ended December 31, 2015. Furthermore, during the year ended December 31, 2015, Costamare Ventures participated with 49% in the equity of Geyer Maritime Co. by contributing the amount of $3,212 for the acquisition of the secondhand vessel Arkadia.

In March 2015, Costamare Ventures participated with a 49% interest in the equity of Skerrett Maritime Co., which entered into a ship-building contract for the construction of an 11,000 TEU container vessel. During the year ended December 31, 2015, Costamare Ventures contributed in aggregate, the amount of $21,662. In October 2015, Costamare Ventures participated with 49% in the equity of Goodway Maritime Co. by contributing the amount of $637 as advance, for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016 (Note 21(d)).

During the year ended December 31, 2015, Costamare Ventures participated with a 49% interest in the equity of Platt Maritime Co. and Sykes Maritime Co., who entered into ship-building contracts for the construction of two 3,800 TEU container vessels, by contributing $4,410, in the aggregate. In December 2015, these two companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of seven years. Upon novation of the contracts, the Company received the amount of $2,744 (Note 21(c)).

For the years ended December 31, 2013, 2014 and 2015, the Company recorded net gains of $692, net losses of $3,428 and net losses of $529, respectively, which are separately reflected as Equity (loss) /gain on investments in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

Furthermore, during the year ended December 31, 2014, eight affiliate ship-owning companies declared dividends to their shareholders and Costamare Ventures received the amount of $31,828 (which includes the amount of $23,400, described above), which is included in Investments in affiliates in the accompanying 2014 consolidated balance sheet.

In addition, Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2014 and 2015, the aggregate balance due from the three companies, amounted to $3,278 and $1,678, respectively and are included in Due from related parties in the accompanying consolidated balance sheets.

The summarized combined financial information of the affiliates is as follows:

	December 31,
	2014	2015
Non-current assets	177,220	290,805
Current assets	13,267	11,969

	190,487	302,774

Current liabilities	6,283	5,335

	Years ended December 31,
	2014	2015
Voyage revenue	12,449	14,218

Net loss	(6,360)	(1,669)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2014	December 31, 2015
1.	Credit Facility		585,883	495,993

2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	91,500	82,500
	2.	Mas Shipping Co.	38,875	30,625
	3.	Montes Shipping Co. and Kelsen Shipping Co.	78,000	66,000
	4.	Capetanissa Maritime Corporation	50,000	45,000
	5.	Rena Maritime Corporation	47,500	42,500
	6.	Costamare Inc.	73,414	60,463
	7.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	—	—
	8.	Costamare Inc.	120,330	111,417
	9.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	208,826	193,545
	10.	Raymond Shipping Co. and Terance Shipping Co.	137,793	126,878
	11.	Costamare Inc.	87,820	68,170

			934,058	827,098

		Total	1,519,941	1,323,091
		Less-current portion	(192,951)	(185,259)

		Long-term portion	1,326,990	1,137,832

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
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

The outstanding balance of the Facility as of December 31, 2015, is repayable in 10 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,263 payable together with the last installment.

The Facility, as of December 31, 2015, was secured with, among others, first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.

The Facility and certain of the term loans described under Note 10.2 below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000. The Company’s other term loans described under Note 10.2 below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at December 31, 2015, the outstanding balance of the loan of $82,500 is repayable in 5 equal semi-annual installments of $4,500, each from May 2016 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at December 31, 2015, the outstanding balance of the loan of $30,625 is repayable in 5 equal semi-annual installments of $4,125, each from February 2016 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at December 31, 2015, the outstanding balance of the loan of $66,000 is repayable in 4 equal semi-annual installments of $6,000 each from June 2016 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at December 31, 2015, the outstanding balance of the loan of $45,000 is repayable in 6 equal semi-annual installments of $2,500 each from February 2016 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at December 31, 2015, the outstanding balance of the loan of $42,500 is repayable in 5 equal semi-annual installments of $2,500 each from February 2016 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

6. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of December 31, 2015, the Company had drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni (ex. Koroni) and MSC Itea (ex. Kyparissia), respectively. As at December 31, 2015, the outstanding balance of the tranche (a) of the loan of $22,138 is repayable in 15 equal quarterly installments of $962.5 from February 2016 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at December 31, 2015, the outstanding balance of the tranche (b) of the loan of $25,200 is repayable in 16 equal quarterly installments of $1,050 from January 2016 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at December 31, 2015, the outstanding balance of the tranche (c) of the loan of $13,125 is repayable in 17 equal quarterly installments of $525 from February 2016 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the tranche (d) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the tranche (e) of the loan was fully repaid.

7. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A. The drawdown of the facility was made in three tranches, one for each hull. As of December 31, 2013, the Company had drawn the amount of $48,765 (tranche (a) - H1068A), $48,765 (tranche (b) - H1069A) and $48,765 (tranche (c) - H1070A), in order to partly finance the second installment and fully finance the third and fourth pre- delivery installment of hulls H1068A, H1069A and H1070A. The newbuilds MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company, on January 14, 2014, March 14, 2014 and April 28, 2014, respectively and at the same time the Company agreed the sale and leaseback of such vessels and repaid the then outstanding balance of the three tranches (Note 11).

8. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011. Through December 31, 2013, the Company had drawn $133,700 in the aggregate, in order to partly finance the installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at December 31, 2015, the outstanding balance of the loan of $111,417 is repayable in 11 equal semi-annual installments of $4,456.7 from January 2016 until January 2021 and a balloon payment of $62,393.3 payable together with the last installment.

9. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024. The drawdown of the facility was made in three tranches. As at December 31, 2015, the outstanding balance of the tranches (a) and (b) of $127,332 relating to Hull S4020 (Valor) and Hull S4022 (Valiant), is repayable in 18 equal quarterly

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

installments for each tranche of $1,273.4 from January 2016 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at December 31, 2015, the outstanding balance of the tranche (c) of $66,213 relating to Hull S4024 (Vantage) is repayable in 20 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from February 2016 to November 2020.

10. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023. As at December 31, 2015, the outstanding balance of the tranche (a) of $62,757 relating to Hull S4021 (Value), is repayable in 18 equal quarterly installments of $1,364.3 from March 2016 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at December 31, 2015, the outstanding balance of tranche (b) of the loan of $64,121 relating to Hull S4023 (Valence) is repayable in 19 equal quarterly installments of $1,364.3 from February 2016 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

11. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012 upon the delivery of the vessel. In April 11, 2014, the Company entered into another supplemental agreement, for a further amount of $9,000 to partly finance the acquisition of the vessel Neapolis, which was drawn down in April 2014 upon the delivery of the vessel. In May 2014, the Company repaid the amount of $6,495 due to the sale of Konstantina. Furthermore in September 2014 the Company repaid the amount of $6,000 due to the sale of Akritas. In November 2015, the Company repaid the amount of $3,900 due to the sale of MSC Challenger. As at December 31, 2015, the outstanding balance of $68,170 is repayable in 12 equal quarterly installments of $2,715 from March 2016 to December 2018 and a balloon payment of $35,590 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and restrictions in dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after December 31, 2015, giving effect of the supplemental agreement of the loan discussed in Note 21(e), are as follows:

Year ending December 31,	Amount
2016	185,259
2017	185,259
2018	564,046
2019	70,396
2020	251,281
2021	66,850

1,323,091

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

The interest rates of Costamare’s long-term debt at December 31, 2013, 2014 and 2015, were in the range of 1.25%-6.75%, 1.03%-6.75% and 1.11%-6.75%, respectively. The weighted average interest rate as at December 31, 2013, 2014 and 2015, was 4.3%, 4.2% and 4.2%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 16) for the years ended December 31, 2013, 2014 and 2015, amounted to $81,471, $77,655 and $72,384, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2013, $11,098 was capitalized and is included (a) in Vessels, net ($7,845) and, (b) in the statement of comprehensive income ($3,253), representing net settlements on interest rate swaps qualifying for cash flow hedge. Of the above amount incurred in 2014, $1,795 was capitalized and is included (a) in Vessels, net ($1,306) and, (b) in the statement of comprehensive income ($489), representing net settlements on interest rate swaps qualifying for cash flow hedge.

11. Capital Leased Assets and Capital Lease Obligations:

The newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively (Note 6). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi, by entering into a ten-year sale and leaseback transaction for each vessel upon their respective deliveries. The shipbuilding contracts for these vessels were novated to a financial institution for an amount of $85,572 each which took delivery of the vessels and the vessels were leased back for a period of ten years.

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

The total value of the three vessels at the inception of the capital lease transactions amounted to $256,716. The depreciation charged during the years ended December 31, 2014 and 2015, amounted to $6,169 and $7,581, respectively, and are included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2015, the net book value of the three vessels amounted to $242,966 and is separately reflected as Capital leased assets, in the accompanying 2015 consolidated balance sheet.

The balance of prepaid lease rentals, as of December 31, 2014 and 2015, is analyzed as follows:

	December 31, 2014	December 31, 2015
Prepaid lease rentals	49,817	45,793
Less: Amortization of prepaid lease rentals	(4,024)	(4,982)

Prepaid lease rentals	45,793	40,811
Less: current portion	(4,982)	(4,982)

Non-current portion	40,811	35,829

The capital lease obligations amounting to $233,624 as at December 31, 2015, are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the years ended December 31, 2014 and 2015 amounted to $14,793 and $17,131, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

The annual lease payments in aggregate required under the capital leases after December 31, 2015, are as follows:

Year ending December 31,	Amount
2016	30,783
2017	30,698
2018	30,698
2019	30,699
2020	30,783
2021 and thereafter	176,769

Total	330,430

Less: Amount of interest	(96,806)

Total lease payments	233,624

The total capital lease obligations are presented in the accompanying December 31, 2015, consolidated balance sheet as follows:

Capital lease obligation–current	14,534
Capital lease obligation–non current	219,090

233,624

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2014 and 2015, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2014, the net accrued charter revenue, totaling to ($32,751) comprises $511 separately reflected in Current assets, $1,025 separately reflected in Non- current assets, and ($34,287) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2014 consolidated balance sheet. As at December 31, 2015, the net accrued charter revenue, totaling to ($35,369) comprises $457 separately reflected in Current assets, $569 separately reflected in Non-current assets, and ($36,395) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2015 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2016	(9,430)
2017	(11,336)
2018	(8,919)
2019	(5,684)

(35,369)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2014 and 2015, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2014	December 31, 2015
Hires collected in advance	8,096	8,469
Charter revenue resulting from varying charter rates	34,287	36,395

Total	42,383	44,864
Less current portion	(12,929)	(18,356)

Non-current portion	29,454	26,508

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2015, the Company has entered into time charter arrangements on all of its vessels in operation, with the exception of three vessels, with international liner operators. These arrangements as at December 31, 2015, have remaining terms of up to 99 months. After December 31, 2015, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, time charter contracts, are as follows:

Year ending December 31,	Amount
2016	446,325
2017	371,984
2018	198,759
2019	122,306
2020	93,841

2021 and thereafter	217,011

1,450,226

(b) Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $108,330 representing 49% of the remaining construction cost of five vessels under construction, 40% of the remaining construction cost of five vessels under construction and 25% of the construction cost of two vessels under construction (Note 9). Additionally, the Company has an outstanding commitment of approximately $2,548 representing 49% of the remaining purchase price of the vessel Monemvasia (ex. Helgoland Trader), which was paid upon delivery of the vessel (Note 21(d)).

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
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

On March 31, 2015, June 30, 2015 and September 30, 2015, the Company issued 448,800 shares, in aggregate, at par value of $0.0001 to Costamare Shipping pursuant to the Group Management Agreement (Note 3). Furthermore, on December 31, 2015, the Company issued 149,600 shares, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share based payment awards outstanding at the end of 2015.

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Preferred Stock in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at the Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

On January 22, 2014, the Company issued 4,000,000, Series C Preferred Stock in the United States under the Securities Act, which pay dividends of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

January 21, 2019, the Series C Preferred Stock may be redeemed, at the Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

On May 13, 2015, the Company issued 4,000,000, Series D Preferred Stock in the United States under the Securities Act, which pay dividends of 8.75% per annum in arrears on a quarterly basis (equal to $2.1875 per annum per share) at $25 per share. At any time after May 13, 2020, the Series D Preferred Stock may be redeemed, at the Company’s election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,616.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes, (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015 and the net proceeds received from the issuance of such shares and (iv) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3).

(d) Dividends declared and / or paid: During the year ended December 31, 2014, the Company declared and paid to its common stockholders (i) $20,196 or $0.27 per common share for the fourth quarter of 2013, (ii) $20,944 or $0.28 per common share for the first quarter of 2014, (iii) $20,944 or $0.28 per common share for the second quarter of 2014 and (iv) $20,944 or $0.28 per common share for the third quarter of 2014. During the year ended December 31, 2015, the Company declared and paid to its common stockholders (i) $20,944 or $0.28 per common share for the fourth quarter of 2014, (ii) $21,736 or $0.29 per common share for the first quarter of 2015, (iii) $21,779 or $0.29 per common share for the second quarter of 2015 and (iv) $21,822 or $0.29 per common share for the third quarter of 2015. During the year ended December 31, 2014, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2013 to January 14, 2014, $953 or $0.476563 per share for the period from January 15, 2014 to April 14, 2014, $953 or $0.476563 per share for the period from April 15, 2014 to July 14, 2014 and $953 or $0.476563 per share for the period from July 15, 2014 to October 14, 2014. During the year ended December 31, 2015, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2014 to January 14, 2015, $953 or $0.476563 per share for the period from January 15, 2015 to April 14, 2015, $953 or $0.476563 per share for the period from April 15, 2015 to July 14, 2015 and $953 or $0.476563 per share for the period from July 15, 2015 to October 14, 2015. During the year ended December 31, 2014, the Company declared and paid to its holders of Series C Preferred Stock $1,983 or $0.495833 per share for the period from January 22, 2014 to April 14, 2014, $2,125 or $0.531250 per share for the period from April 15, 2014 to July 14, 2014 and $2,125 or $0.531250 per share for the period from July 15, 2014 to October 14, 2014. During the year ended December 31, 2015, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2014 to January 14, 2015, $2,125 or $0.531250 per share for the period from January 15, 2015 to April 14, 2015, $2,125 or $0.531250 per share for the period from April 15, 2015 to July 14, 2015 and $2,125 or $0.531250 per share for the period from July 15, 2015 to October 14, 2015. During the year ended December 31, 2015, the Company declared and paid to its holders of Series D Preferred Stock $1,506 or $0.376736 per share for the period from May 13, 2015 to July 14, 2015 and $2,188 or $0.546875 per share for the period from July 15, 2015 to October 14, 2015.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

year. In January 2014, the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Additionally, in May 2015, the Company issued Series D Preferred Stock, receiving an annual dividend of 8.75% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the years ended December 31, 2013, 2014 and 2015, amounted to $1,536, $11,909 and $17,903, respectively.

	December 31,
	2013	2014	2015
	Basic EPS	Basic EPS	Basic EPS
Net income	$103,087	$115,087	$143,764
Less: paid and accrued earnings allocated to Preferred Stock	(1,536)	(11,909)	(17,903)

Net income available to common stockholders	101,551	103,178	125,861

Weighted average number of common shares, basic and diluted	74,800,000	74,800,000	75,027,474

Earnings per common share, basic and diluted	$1.36	$1.38	$1.68

16. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2013	2014	2015
Interest expense	33,018	46,345	45,070
Interest capitalized	(11,098)	(1,795)	—
Swap effect	48,453	46,103	44,445
Amortization and write-off of financing costs	1,569	4,107	1,896
Commitment fees	2,283	506	600
Bank charges and other	308	296	265

	74,533	95,562	92,276

The Swap effect includes non-hedging instruments’ interest amounting to $5,531, $10,313 and $12,645 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.

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

At December 31, 2014 and 2015, the Company had interest rate swap agreements with an outstanding notional amount of $1,030,642 and $904,627, respectively. The fair value of these interest rate swaps outstanding at December 31, 2014 and 2015, amounted to a liability of $55,422 and a liability of $39,654, respectively and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and January 2021.

During the years ended December 31, 2013, 2014 and 2015, the realized ineffectiveness on the interest rate swaps discussed under (a) above was a gain of $254, a gain of $645 and a loss of $60, respectively and are included in Gain on derivative instruments, net in the accompanying consolidated statements of income.

During the year ended December 31, 2014, the Company terminated three interest rate derivative instruments and paid the counterparty breakage costs of $10,192 in aggregate and is reflected in the Swaps breakage costs in the accompanying 2014 consolidated statement of income.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $22,118.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2014 and 2015, the Company had interest rate swap agreements with an outstanding notional amount of $217,533 and $207,439, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2014 and 2015, was a liability of $18,509 and a liability of $12,463, respectively and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

(c) Foreign currency agreements: As of December 31, 2015, the Company was engaged in 16 Euro/U.S. dollar forward agreements totaling $20,000 at an average forward rate of Euro/U.S. dollar 1.0725 expiring in monthly intervals up to August 2016.

As of December 31, 2014, the Company was engaged in nine Euro/U.S. dollar forward agreements totaling $22,500 at an average forward rate of Euro/U.S. dollar 1.273 expiring in monthly intervals up to September 2015.

As of December 31, 2013, the Company had no outstanding Euro/USD foreign currency agreements.

The total change of forward contracts fair value for the year ended December 31, 2015, was a gain of $1,361 (loss of $1,009 for the year ended December 31, 2014 and a loss of $165 for the year ended December 31, 2013) and is included in Gain on derivative instruments, net in the accompanying 2015 consolidated statement of income.

The Effect of Derivative Instruments for the years ended December 31, 2013, 2014 and 2015

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2013	2014	2015		2013	2014	2015
Interest rate swaps	27,964	(12,988)	(20,418)	Gain on derivative instruments, net	254	645	(60)
Reclassification to Interest and finance costs	42,922	35,790	31,800		—	—	—

Total	70,886	22,802	11,382		254	645	(60)

Derivatives Not Designated as Hedging Instruments and Ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2013	2014	2015
Non hedging interest rate swaps	Gain on derivative instruments, net	6,459	5,833	15,555
Ineffective portion of hedging interest rate swaps	Gain on derivative instruments, net	254	645	(60)
Forward contracts	Gain on derivative instruments, net	(165)	(1,009)	1,361

Total		6,548	5,469	16,856

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2014 and 2015, the fair value of these interest rate swaps in aggregate amounted to a liability of $73,931 and $52,117, respectively.

The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2014 and 2015, amounted to a liability of $1,009 and an asset of $352, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(1,009)	—	(1,009)	—
Interest rate swaps—liability position	(73,931)	—	(73,931)	—

Total	(74,940)	—	(74,940)	—

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	352	—	352	—
Interest rate swaps—liability position	(52,117)	—	(52,117)	—

Total	(51,765)	—	(51,765)	—

20. Comprehensive Income:

During the year ended December 31, 2013, Other comprehensive income increased with net gains of $67,688 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $27,964), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $42,922), (ii) the Net settlements on interest rate swaps qualifying for cash

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2013, 2014 and 2015
(Expressed in thousands of U.S. dollars, except share and per share data)

flow hedge associated with vessels under construction ($3,253) and, (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($55). During the year ended December 31, 2014, Other comprehensive income increased with net gains of $29,020 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $12,988), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $35,790), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($489), (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($103) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($6,604). During the year ended December 31, 2015, Other comprehensive income increased with net gains of $11,485 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $20,418), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $31,800) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($103). During the years ended December 31, 2013, 2014 and 2015, Comprehensive income amounted to $170,775, $144,107 and $155,249, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $22,118.

21. Subsequent Events:

(a) Declaration of Dividends (common stock): i) On January 4, 2016, the Company declared a dividend for the fourth quarter ended December 31, 2015, of $0.29 per share on our common stock, paid on February 4, 2016, to stockholders of record on January 21, 2016 and ii) On April 1, 2016, the Company declared a dividend for the first quarter ended March 31, 2016, of $0.29 per share on our common stock, payable on May 4, 2016, to stockholders of record on April 19, 2016.

(b) Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): i) On January 4, 2016, the Company declared a cash dividend of $953 or $0.476563 per share on its Series B Preferred Stock, a cash dividend of $2,125 or $0.531250 per share on its Series C Preferred Stock and a cash dividend of $2,188 or $0.546875 per share on its Series D Preferred Stock, paid on January 15, 2016, to holders of record on January 14, 2016 and ii) On April 1, 2016, the Company declared a cash dividend of $953 or $0.476563 per share on its Series B Preferred Stock, a cash dividend of $2,125 or $0.531250 per share on its Series C Preferred Stock and a cash dividend of $2,188 or $0.546875 per share on its Series D Preferred Stock, payable on April 15, 2016, to holders of record on April 14, 2016.

(c) Investments in affiliates: Platt Maritime Co. and Sykes Maritime Co. novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of seven years. On February 11, 2016 and upon novation of the contracts, the Company received the amount of $2,744 in the form of a dividend.

(d) Vessel acquisition: On February 18, 2016, pursuant to the Amended Deed Agreement with York, the Company took delivery of the 1998-built, 2,472 TEU containership Monemvasia (ex. Helgoland Trader) by contributing in aggregate the amount of $2,925.

(e) Amendment of term loan: On January 27, 2016, Kelsen Shipping Co. and Montes Shipping Co. entered into a supplemental agreement with the bank in order to reschedule the repayment of the outstanding loan amount of $66,000 (Note 10.2.3) by extending the repayment, in 10 consecutive semi- annual variable installments from June 2016 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

(f) Issuance of common shares: On March 31, 2016, the Company issued 149,600 shares to Costamare Services, pursuant to the Services Agreement (Note 3).