Form 20-F
period 2016-12-31
Costamare Inc.
filed 2017-03-14
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

90,424,881 shares of Common Stock
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

•

all data regarding our fleet and the terms of our charters is as of March 10, 2017; 18 of our 69 containerships, including five newbuilds on order, have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 (as amended and restated, the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

FORWARD-LOOKING STATEMENTS

All statements in this annual report (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the U.S. Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this annual report (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

•	our contracted charter revenue;

ii

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the effect of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	disruption in the operation of certain of our managers located in Greece due to the continuing economic crisis or political unrest;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•

the availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses including our fees and expenses payable under our management and services agreements (as discussed below), as amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2016. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets at December 31, 2015 and 2016, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$386,155	$414,249	$483,995	$490,378	$468,189
Expenses:
Voyage expenses	5,533	3,484	3,608	2,831	1,887
Voyage expenses—related parties	2,873	3,139	3,629	3,673	3,512
Vessels’ operating expenses	112,462	115,998	120,815	117,193	105,783
General and administrative expenses	4,045	8,517	7,708	8,775	5,769
General and administrative expenses–non-cash component	—	—	—	8,623	8,951
Management fees—related parties	15,171	16,580	18,469	18,877	18,629
Amortization of dry-docking and special survey costs	8,179	8,084	7,814	7,425	7,920
Depreciation	80,333	89,958	105,787	101,645	100,943
Amortization of prepaid lease rentals	—	—	4,024	4,982	6,779
(Gain) / Loss on sale of vessels, net	2,796	(518)	(2,543)	(1,688)	4,440
Loss on vessel held for sale	—	—	—	—	37,161
Foreign exchange (gains) / losses, net	(110)	(8)	(7)	129	360

Operating income	$154,873	$169,015	$214,691	$217,913	$166,055
Other Income / (expenses):
Interest income	$1,495	$543	$815	$1,373	$1,630
Interest and finance costs(1)	(69,265)	(69,002)	(86,306)	(79,631)	(72,808)
Swaps breakage cost	—	—	(10,192)	—	(9,701)
Equity gain / (loss) on investments	—	692	(3,428)	(529)	(78)
Other, net	(43)	822	3,294	427	595
Gain / (Loss) on derivative instruments, net(1)	(5,931)	1,017	(3,787)	4,211	(3,991)
Total other income (expenses)	$(73,744)	$(65,928)	$(99,604)	$(74,149)	$(84,353)

Net Income	$81,129	$103,087	$115,087	$143,764	$81,702

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Earnings allocated to Preferred Stock	$—	$(1,536)	$(11,909)	$(17,903)	$(21,063)

Net income available to Common Stockholders	$81,129	$101,551	$103,178	$125,861	$60,639

Earnings per common share, basic and diluted	$1.20	$1.36	$1.38	$1.68	$0.79
Weighted average number of shares, basic and diluted	67,612,842	74,800,000	74,800,000	75,027,474	77,243,252
OTHER FINANCIAL DATA
Net cash provided by operating activities	$168,114	$186,681	$243,270	$244,663	$226,559
Net cash (used in) investing activities	(236,509)	(621,056)	(119,263)	(42,984)	(34,390)
Net cash (used in) / provided by financing activities	237,720	260,433	(104,297)	(214,663)	(127,376)
Net increase / (decrease) in cash and cash equivalents	169,325	(173,942)	19,710	(12,984)	64,793
Dividends and distributions paid	(73,089)	(81,515)	(93,074)	(102,287)	(75,003)
Ratio of earnings to fixed charges(2)	2.00	2.18	2.33	2.84	2.09
Ratio of earnings to fixed charges and preferred stock dividends(2)	2.00	2.14	2.06	2.32	1.63
BALANCE SHEET DATA (at year end)
Total current assets	$299,924	$136,563	$157,975	$145,056	$209,829
Total assets(3)	2,300,021	2,675,888	2,706,838	2,632,555	2,558,424
Total current liabilities(3)	247,846	293,076	288,480	270,308	279,986
Total long-term debt, including current portion	1,561,889	1,867,576	1,519,941	1,323,091	1,058,327
Common stock	8	8	8	8	9
Total stockholders’ equity/net assets	520,452	656,949	802,642	963,510	1,074,424

	Average for the Year Ended December 31,
	2012	2013	2014	2015	2016
FLEET DATA
Number of vessels	46.8	49.6	54.5	54.9	53.6
TEU capacity	237,975	263,899	317,006	320,140	316,419

(1)

Effective January 1, 2016, the Company changed the way it presents interest accrued and realized on non-hedging derivative instruments in the Statement of Income and have reclassified such from the Interest and Finance costs line item to Gain / (Loss) on derivative instruments, net, on the 2016 consolidated statements of income and their comparatives.

(2)	For purposes of calculating these ratios:

•

“earnings” consist of pre-tax income from continuing operations before adjustment for equity investees (which include non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees, amortization of capitalized interest, distributed income of equity investees, less loss from equity investees with guaranteed debt;

•

“fixed charges” represent interest incurred (whether expensed or capitalized), interest expense of loss-making equity investees with guaranteed debt and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount. Costamare is guarantor for the debt (including sale and leaseback transactions) of certain equity investees; and

•

“preferred stock dividends” refers to the amount of pre-tax earnings that is accrued for dividends on outstanding preferred stock. Beginning on August 7, 2013, we had 2,000,000 shares of Series B Preferred Stock outstanding, beginning on January 21, 2014, we had 4,000,000 shares of Series C Preferred Stock outstanding and beginning on May 13, 2015, we had 4,000,000 shares of Series D Preferred Stock outstanding.

(3)

On January 1, 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update ASU No. 2015-03 Interest—Imputation of Interest, effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt and capital lease obligation, on the 2016 consolidated balance sheets and their comparatives.

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. According to Clarkson Research, containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of 6-12 month time charter rates of Panamax and smaller vessels (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2016, the Containership Timecharter Rate Index stood at 38 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. While container trade grew by a CAGR of 5.3% per annum between 2010 and 2013 and is estimated to have risen by 5.3% in 2014, a further 2.2% in 2015 and 3.4% in 2016, such projections are subject to a wide range of risks. In 2016, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. However, substantial scrapping of over 600,000 TEU capacity reduced supply growth to just 1.2% in 2016. In addition, according to Clarkson Research, as of December 2016, the containership order-book represented 16.0% of the existing fleet capacity, 82.6% of which was for vessels with carrying capacity in excess of 8,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

Freight rates have become more volatile since the downturn in 2009 and, despite some short-term improvements, freight rates have remained under pressure. Starting from the second half of 2014, liner companies, to which we seek to charter our containerships, have benefited from the recent low price of oil. Relatively weak trade growth coupled with the on-going delivery of high capacity containerships has placed significant pressure on certain trade routes as well. The continuation of such low freight rates or any further declines in freight rates, coupled with a sudden increase in oil price, would negatively affect liner companies and could lower prevailing charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and to charter our containerships for which we have not yet secured charters and the charter rates payable under any renewal options or replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.

An oversupply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and renewed ordering momentum slowed somewhat with the order-book reverting to average levels, but significantly skewed towards vessels over 8,000TEU. According to Clarkson Research, as of December 2016, the containership order-book represented 15.9% of the existing fleet capacity, 82.6% of which was for vessels with carrying capacity in excess of 8,000 TEU. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any further decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Weak economic conditions throughout the world, particularly the Asia Pacific region, renewed terrorist activity, the growing refugee crises and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding new terrorist threats from groups in Europe and the growing refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form.

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

Although to date, the continuing economic crisis in Greece has not affected our managers’ ability to pay employees, has not forced us to default on any obligations and has not had any other material impact on our operations, a default by Greece on its sovereign debt or the exit of Greece from the Eurozone or the rejection of the Euro and the adoption by Greece of its own national currency may have a material adverse effect on our operations in the future and may limit the ability of our two managers with offices in Greece to operate. These limitations may include:

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

As a result of the continuing economic crisis in Greece and the capital controls imposed by the government in June 2015, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece’s political and economic stability and may lead it to exit the Eurozone, or revert to a national currency, which may adversely affect our operations and those of our managers located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as the attacks on the United States on September 11, 2001 or more recently in Paris, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing refugee crisis in the European Union, the economic crisis in Greece, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. The continuing weakness in demand for container shipping services and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Any future declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt, as in the case of Hanjin Shipping, which was the seventh largest liner company at the time and declared bankruptcy in 2016.

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

In 2014, one of our charterers, Zim Integrated Shipping Services (“ZIM”), finalized the terms of a comprehensive financial restructuring plan with its shareholders and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders. Under the related agreement, the Company was granted charter extensions and issued equity securities and unsecured interest bearing notes. In 2016 we wrote down by $4.0 million the carrying value of the ZIM equity having regard to the weak performance of ZIM and the challenges that it faces. If the fair value of the ZIM equity and debt securities fall below their carrying values, we may be required to record a further impairment charge in our financial statements, which could adversely affect our results of operations. In addition, there can be no assurance that there will be no further concessions or modification to the charter arrangements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

In addition to charterparties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand container vessels, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

A limited number of customers operating in a consolidating industry comprise a large part of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Container Lines Co., Ltd. (“COSCO”) together represented 94%, 95% and 96% of our revenue in 2014, 2015 and 2016, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition, to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

An increase in trade protectionism and the unrevealing of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. The United Kingdom recently resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners. In the United States, the recent results of the presidential election have created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The new U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The US administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We do a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of March 10, 2017, operated 16 vessels that were exclusively manned by Chinese crews (including two vessels purchased pursuant to the Framework Deed with York), which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China and we have charters with COSCO, a Chinese corporation, two of the newbuild vessels acquired pursuant to the Framework Deed with York are being built at Chinese shipyards, and we have entered into sale and leaseback transactions in respect of 12 vessels (including seven vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels being built at Chinese shipyards and the financial institutions with whom we have entered into sale and leaseback transactions, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We may be unable to obtain additional debt financing for future acquisitions of vessels and to fund payments in respect of the newbuild orders.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We have not obtained financing for one newbuild ordered pursuant to the Framework Deed. The ownership structure under the Framework Deed, the lack of time charter for this newbuild and the current weak economic conditions which have reduced available financing may make it more difficult or expensive to obtain third party debt financing for that newbuild.

Our ability to pay dividends or to redeem our Preferred Stock may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

The declaration and payment of dividends (including cumulative dividends payable to the holders of our Preferred Stock) is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

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

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the dividend policy adopted by Costamare Ventures and the vessel-owning entities for the Joint Venture vessels; and

•	the amount of any cash reserves established by our board of directors.

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

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	the availability of employment for our vessels;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining newbuild contracts at acceptable prices;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the ship thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

The operation of the Framework Deed may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the Framework Deed. For example, the Framework Deed requires that decisions regarding the Joint Venture vessel’s acquisition be made jointly by Costamare and York. If York fails to cooperate in the acquisition process, we may not be able to consummate the acquisition in a timely and cost-effective manner. In addition, our managers may face conflicts of interest in the course of managing both our wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels.

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

Fuel price fluctuations may have an adverse effect on our profits

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

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

Our current fleet of 69 containerships, including five newbuild vessels on order, as of March 10, 2017, of which 18 of our containerships, including five newbuilds are Joint Venture vessels, had an average age (weighted by TEU capacity) of 8.8 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Our current fleet of 69 containerships, including five newbuild vessels on order, as of March 10, 2017, of which 18 of our containerships, including five newbuilds are Joint Venture vessels, had an average age (weighted by TEU capacity) of 8.8 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Containership values fluctuate substantially over time and have remained at depressed levels through 2016. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

The risk of realizing a loss on the sale of a containership is greater during periods of depressed vessel values as is the case at present. For example in July 2016, we sold the containership Karmen, at a loss of $4.4 million. In the future we may sell vessels under similar unfavorable conditions resulting in losses, in order to maintain sufficient liquidity and to allow us to explore market opportunities.

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

We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation among liner companies and the creation of alliances among liner companies have increased their negotiation power. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

If market conditions do not improve for long-term, fixed-rate charters, we may be forced to continue to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth.

While one of our principal strategies is to enter into long-term, fixed-rate time charters, given the persistent weaker charter rate environment, more containerships have become available for the spot or short-term charter market and the demand for long-term charters has fallen. As a result, we have entered into a number of short-term charters, several of which are expiring before the end of 2017 and some of our vessels are currently without employment. As of March 10, 2017, the current time charters for 24 of our 51 containerships in the water will expire before the end of 2017 while one of our vessels was not employed. We have options to extend the charters for two of the vessels whose charters are scheduled to expire in 2017 for successive one year periods. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current weak economic conditions have reduced the demand for long-term time charters while the supply of container vessels has increased due to newbuild deliveries and the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters. If this trend continues, we expect to have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We would then have to charter more of our containerships, including our containerships that are currently idle, for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates like the present, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 80% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

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

•	the market value adjusted net worth must at all times exceed $500 million;

•	the ratio of net funded debt to total net assets may not exceed 80% on a charter inclusive valuation basis and

•	at the end of each financial quarter during which dividends have been paid for the preceding quarter, cash and cash equivalents shall not be less than $15 million.

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

As of December 31, 2016, we had outstanding indebtedness of approximately $1.42 billion, including the obligations under our finance leases, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. In addition, we have guaranteed $174.6 million of indebtedness outstanding at Joint Venture entities. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. As of December 31, 2016, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $0.98 billion. As of December 31, 2016, our outstanding lease obligations of $363.8 million were under both fixed and floating interest rates. In 2016, we unwound two interest rate swaps in connection with the refinancing of the underlying credit facilities through CCBFL and Eurobank. From time to time we also enter into certain currency hedges. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2016, we incurred a substantial portion of our vessels’ operating expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

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

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our containerships. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our stockholders.

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely. In addition, in 2016 the International Maritime Organization (“IMO”) confirmed that the previously revised emissions standard under Annex VI to MARPOL for the reduction of sulphur oxides will be phased in by January 1, 2020. Compliance with this emissions standard will require either extensive modifications to existing vessels or the use of cleaner more expensive fuel. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment and that at present it appears that there will be very few ships that will comply with the new standard without using low sulphur fuel. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships that can utilize less expensive fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

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

Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Following the November 2015 terrorist attacks in Paris and other recent attacks elsewhere there has been a heightened level of security and new security procedures could be introduced.

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

Costamare Shipping and Costamare Services, which provide services to us and/or to our vessel-owning subsidiaries under the Framework Agreement and the Services Agreement, are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. While we believe that the terms of the Framework Agreement and the Services Agreement are consistent with normal commercial practice of the industry, the agreements were not negotiated at arms’ length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos directly or indirectly controls our affiliated managers and is our chairman and chief executive officer and the owner as at March 10, 2017 of approximately 21.5% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our managers or our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Additionally, Konstantinos Konstantakopoulos holds a passive interest in certain companies controlled by the family of Dimitrios Lemonidis that own seven containerships comparable to 16 of our vessels (including five vessels acquired under the Framework Agreement) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors.

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

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran, Iraq, Syria, Sudan, Lebanon, Ukraine and Yemen.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The United States sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.

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

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies including our charterers may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its obligations under the nuclear agreement, and non-U.S. companies are still prohibited from engaging in significant transactions with Iranian persons or entities that are on the Specially Designated Nationals (“SDN”) List.

From January 2011 through December 2016, vessels in our fleet made a total of 694 calls to ports in Iran, Syria, Iraq, Ukraine, Lebanon, Yemen and Sudan, representing approximately 2.74% of our approximately 25,309 calls on worldwide ports, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Risks Relating to our Securities

The price of our securities may be volatile

The price of our equity securities may be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	our payment of dividends;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

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

Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances. On December 5, 2016 we completed a follow on offering for the sale of 12 million of our common shares. On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. During the year ended December 31, 2016, we have issued 2,428,081 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2016, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2016, we had outstanding indebtedness, including our lease obligations, of approximately $1.42 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 80 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock and the issuance of four million shares as Series D Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family own as at March 10, 2017, directly or indirectly, approximately 59.7% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated drybulk carrier vessels. In 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. He founded the management company Shanghai Costamare in 2005, and the manning agency C-Man Maritime Inc. (“C-Man Maritime”) in 2006. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012 and October 19, 2012, we completed two follow-on public offerings of our common stock. On August 7, 2013, we completed a public offering of our Series B Preferred Stock, on January 21, 2014, we completed a public offering of our Series C Preferred Stock and on May 13, 2015, we completed a public offering of our Series D Preferred Stock. On July 6, 2016, we implemented a Dividend Reinvestment Plan that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock at a discount to current market price. On December 5, 2016, we completed a follow-on public offering of our common stock.

Under the Framework Deed entered into in May 2013 and amended and restated in May 2015, we have agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 18, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of March 10, 2017, the joint venture had executed transactions with capital expenditure commitments of approximately $1.2 billion. As of the same date, Costamare and York had made payments of approximately $980.0 million, which includes $649.1 of debt and lease proceeds. As of the same date, the remaining installments for the five newbuilds ordered under the Framework Deed with York were $187.5 million, out of which we had secured debt and lease financing for $154.9 million. This amount excludes any debt financing for the remaining installment of Hull NCP0152, which we are currently negotiating. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. For more information on the Company’s capital expenditures and divestitures see Note 13 to our consolidated financial statements included elsewhere in this annual report.

We maintain our principal executive offices at 7 Rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of March 10, 2017, we had a fleet of 69 containerships with a total capacity of approximately 456,000 TEU, including five newbuilds on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 64 vessels in the water, aggregating approximately 415,000 TEU and (ii) five newbuild vessels aggregating approximately 41,000 TEU that are scheduled to be delivered to us through the second quarter of 2018, based on the current shipyard schedule. As of March 10, 2017, 18 of our containerships, including five newbuilds, had been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have very low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.8%, 99.7% and 99.9% in 2014, 2015 and 2016, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of March 10, 2017, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 69 containerships was approximately 3.3 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of March 10, 2017, our fixed-term charters represented an aggregate of approximately $1.5 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $380.6 million)) and the exercise of the owner’s unilateral extension options. Ten of these charters include an option exercisable by either party to extend the term: five wholly-owned vessels for two one-year periods at the same charter rate, which represents $152.2 million of potential contracted revenue, and five Joint Venture vessels for a three-year period and a subsequent two-year period at the same charter rate, which represents $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Our Fleet”.

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

Our Fleet, Acquisitions and Newbuild Vessels

Our Fleet

The tables below provide additional information, as of March 10, 2017, about our fleet of 69 containerships, including five newbuilds on order. The tables include the vessels acquired pursuant to the Framework Deed with York and the vessels subject to sale and leaseback transactions.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)

1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026

2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026

3	TALOS(i)(ii))	Evergreen	2016	14,424	(*)	July 2026

4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026

5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)		Expiration of Charter(1)

6	CAPE AKRITAS(i)	(**)	2016	11,010	(**)		(**)

7	CAPE TAINARO(i)	(**)	2017	11,010	(**)		(**)

8	COSCO GUANGZHOU	COSCO	2006	9,469	36,400		December 2017

9	COSCO NINGBO	COSCO	2006	9,469	36,400		January 2018

10	COSCO YANTIAN	COSCO	2006	9,469	36,400		February 2018

11	COSCO BEIJING	COSCO	2006	9,469	36,400		April 2018

12	COSCO HELLAS	COSCO	2006	9,469	37,519		May 2018

13	MSC AZOV(ii)	MSC	2014	9,403	43,000		November 2023

14	MSC AJACCIO(ii)	MSC	2014	9,403	43,000		February 2024

15	MSC AMALFI(ii)	MSC	2014	9,403	43,000		March 2024

16	MSC ATHENS(ii)	MSC	2013	8,827	42,000		January 2023

17	MSC ATHOS(ii)	MSC	2013	8,827	42,000		February 2023

18	VALOR	Evergreen	2013	8,827	41,700		April 2020(3)

19	VALUE	Evergreen	2013	8,827	41,700		April 2020(3)

20	VALIANT	Evergreen	2013	8,827	41,700		June 2020(3)

21	VALENCE	Evergreen	2013	8,827	41,700		July 2020(3)

22	VANTAGE	Evergreen	2013	8,827	41,700		September 2020(3)

23	NAVARINO	PIL	2010	8,531	9,000		November 2017

24	MAERSK KAWASAKI(4)	A.P. Moller-Maersk	1997	7,403	37,000		December 2017

25	MAERSK KURE(4)	A.P. Moller-Maersk	1996	7,403	37,000		December 2017

26	MAERSK KOKURA(4)	A.P. Moller-Maersk	1997	7,403	37,000		February 2018

27	MSC METHONI	MSC	2003	6,724	29,000		September 2021

28	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	26,100		March 2018

29	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	26,100		May 2018

30	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	26,100		June 2018

31	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	26,100		August 2018

32	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	26,100		October 2018

33	MSC KOLKATA	A.P. Moller-Maersk	2003	6,644	26,100		November 2019

34	MSC KINGSTON	A.P. Moller-Maersk	2003	6,644	26,100		February 2020

35	MSC KALAMATA	A.P. Moller-Maersk	2003	6,644	26,100		April 2020

36	VENETIKO	Hapag-lloyd	2003	5,928	6,600		August 2017

37	ENSENADA EXPRESS(i)	PIL	2001	5,576	6,950		September 2017

38	ZIM NEW YORK	ZIM	2002	4,992	7,736		September 2017(5)

39	ZIM SHANGHAI	ZIM	2002	4,992	7,736		September 2017(5)

40	ZIM PIRAEUS	ZIM	2004	4,992	5,350		August 2017(6)

41	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	5,500		April 2017-January 2018(7)

42	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	5,500		July 2017-January 2018(7)

43	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	5,500		July 2017-January 2018(7)

44	MSC MANDRAKI	MSC	1988	4,828	20,000		June 2017

45	MSC MYKONOS	MSC	1988	4,828	20,000		August 2017

46	MSC ULSAN	MSC	2002	4,132	16,500		March 2017

47	MSC KORONI	MSC	1998	3,842	13,500	(8)	September 2018

48	ITEA	ACL	1998	3,842	6,000	(9)	September 2017

49	LAKONIA	Evergreen	2004	2,586	5,800		June 2017

50	ELAFONISOS(i)	MSC	1999	2,526	5,100	(10)	September 2017

51	AREOPOLIS	Evergreen	2000	2,474	5,950		March 2017

52	MONEMVASIA(i)	A.P. Moller-Maersk	1998	2,472	9,250		November 2021

53	MESSINI	Evergreen	1997	2,458	5,800		April 2017

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)

54	MSC REUNION	MSC	1992	2,024	6,800	July 2017

55	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2017

56	MSC SIERRA II	MSC	1991	2,023	6,800	June 2017

57	MSC PYLOS	MSC	1991	2,020	6,000	January 2018

58	PADMA(i)	Evergreen	1998	1,645	7,000	May 2017

59	NEAPOLIS	Evergreen	2000	1,645	6,900	March 2017

60	ARKADIA(i)	Evergreen	2001	1,550	10,600	August 2017

61	PROSPER	Sea Consortium	1996	1,504	6,215	March 2017

62	ZAGORA	MSC	1995	1,162	6,200	June 2017

63	PETALIDI(i)	CMA CGM	1994	1,162	6,950	June 2017

64	STADT LUEBECK		2001	1,078

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(2)

1	NCP0115(i)	Hanjin Subic Bay	11,010	(**)	Q1 2017

2	NCP0116(i)	Hanjin Subic Bay	11,010	(**)	Q2 2017

3	NCP0152(i)	Hanjin Subic Bay	11,010	(**)	Q2 2017

4	YZJ1206(i)(ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018

5	YZJ1207(i)(ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)	Based on latest shipyard production schedule, subject to change.

(3)

Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(4)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(5)

The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2016, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding. The Company exercised its option for a second year of extension. The rate for the second year has been determined at $7,736 per day.

(6)	This vessel has been chartered to TS Lines for a period of four to eight months at a daily rate of $5,100, beginning April 6, 2017.

(7)	Charterers have exercised their option to charter two of the three vessels for a period of seven to 13 months and the third vessel for a period of three to 13 months.

(8)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(9)	This charter rate changes on April 30, 2017 to $7,250 per day until the earliest redelivery date.

(10)	This charter rate changes on March 15, 2017 to $6,200 per day until the earliest redelivery date.

(i)	Denotes vessels acquired pursuant to the Framework Deed with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes current daily charter rates that are treated as confidential.

(**)	Denotes newbuild vessels chartered for periods of up to 12 months each at an average rate of about $18,000 per day.

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

Under the terms of the Original Framework Deed, (i) York agreed to invest up to $250 million in mutually agreed vessel acquisitions and we agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions and (ii) depending on the amount the Company elected to invest in any acquisition, the Company expected to hold between 25% and 49% of the equity in the relevant vessel-owning entity and York would hold the balance. The Original Framework Deed was amended and restated on May 18, 2015. Pursuant to the amended Framework Deed, there are no minimum or maximum amounts to be invested by Costamare Ventures and York and both Costamare Ventures and York can invest between 25% and 75% of the equity in the affiliate ship-owning companies. As of March 10, 2017, York has invested $199.0 million and we have invested $131.8 million for the acquisition of six secondhand vessels and entering into contracts for twelve newbuild vessels in total. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right either to subcontract to V.Ships Greece and/or Shanghai Costamare or to direct a vessel-owning entity to contract directly for certain ship-management services with V.Ships Greece. The Framework Deed will terminate on May 18, 2024 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Deed as equity investments.

Eighteen vessels, totaling approximately 150,000 TEU, have been acquired or ordered under the Framework Deed with York to date for a total purchase price of approximately $1.2 billion. Five vessels aggregating approximately 41,000 TEU will be delivered through the second quarter of 2018. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of March 10, 2017, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 69 containerships, including our contracted newbuild vessels and the existing vessels and newbuild vessels acquired pursuant to the Framework Deed, was approximately 3.3 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, Hamburg

Süd, Sea Consortium, MSC, CMA CGM S.A. (“CMA CGM”), Pacific International Lines (“PIL”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 94%, 95% and 96% of our revenue in 2014, 2015 and 2016, respectively.

Management of Our Fleet

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 30 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Prior to November 2, 2015, Costamare Shipping provided our fleet with general administrative services and certain commercial and technical services pursuant to the Group Management Agreement between us and Costamare Shipping, dated November 3, 2010, as amended on March 3, 2015 (the “Group Management Agreement”).

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

Costamare Services is a service provider which was established in May 2015, and is controlled by our chairman and chief executive officer and members of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services, including broking and representation, pursuant to the Services Agreement.

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

In 2013 Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including four Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-

party owners (including Joint Venture vessels in our fleet) is split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping passes to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement (prior to November 2, 2015, the management fees that were payable under the Group Management Agreement). Costamare Shipping’s share of the Cell’s net profit was $561,291 and $718,000 for the years ended December 31, 2016 and December 31, 2015, respectively. We expect Costamare Shipping to pay to us its $561,291 share of the Cell’s net profit by the end of the first quarter of 2017. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell is operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager.

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

We believe that our affiliated managers, Costamare Shipping and Shanghai Costamare, and our affiliated service provider Costamare Services, are well regarded in the industry and are using innovative practices and technological advancement to maximize efficiency in the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our managers, with Costamare Shipping, our head manager under the Framework Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, Shanghai Costamare and V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award. As of March 10, 2017, our affiliated managers did not manage containerships other than those owned by us and vessel-owning entities formed under the Framework Deed.

As of March 10, 2017,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, including the Joint Venture vessels, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 24 of our containerships, including seven Joint Venture vessels;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 16 of our containerships including two Joint Venture vessels; and

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 24 of our containerships including four Joint Venture vessels.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. In November 2015, Costamare Shipping entered into an agreement with Marcas Ltd. (“Marcas”), a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies. We believe that we will benefit from this agreement, which requires Costamare Shipping and Marcas to cooperate and combine their various strengths in order to achieve the best possible service and price combination with suppliers for us. Any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessel-owning subsidiaries will be paid to Costamare Shipping, and will in turn be credited by Costamare Shipping to our vessel-owning entities against their respective vessels’ operating expenses. Our vessel-owning entities will pay the annual membership fee payable by Costamare Shipping to Marcas.

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

Costamare Shipping received in 2016 and continues to receive in 2017 a fee of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2015, such amounts were $956 and $478, respectively. We also paid to Costamare Shipping in 2016 and continue to pay in 2017 a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received, and continues to receive, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Starting in the fourth quarter of 2015 Costamare Services received and continues to receive from our container-shipowning subsidiaries a monthly fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares (0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), based on the average closing price of our common stock on the NYSE for the ten days ending on the thirtieth day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2015 and December 31, 2016, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.86 million and $3.0 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2016, we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement. For the year ended December 31, 2015 we paid aggregate fees of approximately $5.07 million and issued in aggregate 448,800 shares to Costamare Shipping under the Group Management Agreement and the Framework Agreement and paid aggregate fees of approximately $1.11 million and issued in aggregate 149,600 shares to Costamare Services under the Services Agreement.

On December 31, 2016, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 8 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2016. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. These officers are employed and compensated for their services by Costamare Shipping or Costamare Services. As of December 31, 2016, over 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, Costamare Services and Shanghai Costamare each employed approximately 90, 10 and 30 people, respectively, all of whom were shore-based. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Recruiting is arranged directly through our managers’ crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent, C-Man Maritime, in the Philippines, and independent manning agents in Romania and Bulgaria. The senior officers and other crew members for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2017	2018	2019	2020	2021
Number of vessels	6	17	14	10	16

(1)	Excludes the five newbuild vessels on order that we have agreed to acquire pursuant to the Framework Deed with York and the Cape Tainaro delivered in 2017 with expected dry-docking due in 2022.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and V.Ships Greece are certified in accordance with ISO 9001-2008 and ISO 14001-2004 (relating to quality management and environmental standards, respectively). Costamare Shipping is also certified to the environmental Standard ISO 50001-2011. We believe that operation of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil. In addition, amendments to Annex VI that entered into force in July 2010 seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. In 2016, the IMO confirmed its decision to implement a global sulphur cap of 0.5% m/m in 2020. This represents a significant cut from the 3.5% m/m global limit currently in place and demonstrates a clear commitment by IMO to ensuring shipping meets its environmental obligations. Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are within designated Emission Control Areas, and additional Emission Control Areas could be established in the future. All our existing containerships are generally compliant with current Annex VI requirements. However, if new Emission Control Areas are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. In 2004, the IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. In 2016, the BWM Convention met threshold ratification requirements, and will enter into force on September 8, 2017. Each existing ship will be required to meet the BWM Convention discharge standards not later than the first renewal survey of its five-year International Oil Pollution Prevention Certificate, which generally coincides with the ship’s five-year Special Survey. Yet, with regards to the dates of implementation of the BWM Convention, the IMO recently agreed that a proposal submitted for alternative draft amendments which would allow for compliance by the second renewal survey would be debated at the next Environmental Protection Committee session in mid-2017. This standard will likely be met by installing treatment systems, which could increase compliance costs for us and other similarly regulated ocean carriers. In addition, each vessel will be required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book.

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

U.S. Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of vessel coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The current VGP, which became effective in December 2013 and will expire in December 2018, contains stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling US ports will need to use have such systems installed by the first regular dry-docking after January 1, 2016, for their operation, to meet the discharge standard, or, apply for an individual, justified extension to the compliance date. We have obtained coverage under the current version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

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

Of particular importance, due to the trade intensity in these areas, are four emission control areas (“ECAs”) created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the Sulphur content of fuels. Starting from January 1, 2017 vessels at berth in a core port within an emission control area should use fuel with a maximum Sulphur content of 0.5%–except one hour after arrival and one hour before departure.

Greenhouse Gas Regulations

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change adopted the Paris Agreement, a new international framework designed to take effect by 2020. The Paris Agreement establishes a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

In addition, in 2011 the Marine Environment Protection Committee (“MEPC”) of the IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. On July 1, 2015 the EU MRV Regulation (Monitoring, Reporting, Verification) entered into force and requires that large vessels entering European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. Similar amendments to MARPOL Annex VI were adopted by IMO in October 2016. Under these amendments expected to enter into force on March 1, 2018, ships of 5,000 gross tonnage and above will be required to collect consumption data for each type of fuel they use as well as additional data including proxies for transport work. The aggregated data will be reported to the ship’s Flag State on an annual basis. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA may, in the future, decide to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events.

The State of California has mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels, which are affected by the State of California regulations, have or will have the necessary installation. It is expected that the cost of modifications needed for older vessels will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

IMO NOx Tier III requirements, the most demanding to date, took effect in North American and US Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g. for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of The Marshall Islands which, as of March 10, 2017, has 92 subsidiaries, 87 of which are incorporated in Liberia and 5 which are incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 51 own vessels in our fleet and the remaining subsidiaries are dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 10, 2017 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of March 10, 2017, we had a fleet of 69 containerships with a total capacity of approximately 456,000 TEU, including five newbuilds on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 64 vessels in the water, aggregating approximately 415,000 TEU and (ii) five newbuild vessels aggregating approximately 41,000 TEU that are scheduled to be delivered to us through the second quarter of 2018, based on the current shipyard schedule. As of March 10, 2017, 18 of our containerships, including five newbuilds on order, had been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of March 10, 2017, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 69 containerships was approximately 3.3 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2016, our fixed-term charters represented an aggregate of $1.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2016” in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of March 10, 2017, our fixed-term charters represented an aggregate of approximately $1.5 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $380.6 million)) and the exercise of the owner’s unilateral extension options. Ten of these charters include an option exercisable by either party to extend the term: five wholly owned vessels for two one-year periods at the same charter rate, which represents $152.2 million of potential contracted revenue, and five Joint Venture vessels for a three-year period and a subsequent two-year period at the same charter rate, which represents $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2016. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes 12 vessels in the water and six newbuilds on order. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2017	2018	2019	2020	2021	2022	2023	2024

No. of Vessels whose Charters Expire(1)	27(2)	16	1	2	1	—	3	2

TEU of Expiring Charters	110,358	126,496	6,644	13,288	6,724	—	27,057	18,806

Contracted Days	12,955	5,568	3,238	2,358	2,084	1,825	1,150	108

Available Days	6,025	13,412	15,742	16,674	16,896	17,155	17,830	18,924

Contracted/Total Days(3)	68.3%	29.3%	17.1%	12.4%	11.0%	9.6%	6.1%	0.6%

(1)	This excludes all vessels purchased pursuant to the Framework Deed. The above excludes MSC Romanos, which was held for sale as at Dec. 31, 2016 and disposed in January 2017.

(2)	Includes three vessels with no employment and the Marina which was sold in February 2017.

(3)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2016, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 94%, 95% and 96% of our revenue in 2014, 2015 and 2016, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 29 vessels over the past three years, including two Joint Venture vessels, and we plan to dry-dock six vessels in 2017 and 17 vessels in 2018 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2017 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides us with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, such as specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services. Costamare Shipping received in 2016 and continues to receive in 2017 a fee of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2015, such amounts were $956 and $478, respectively. We also paid to Costamare Shipping in 2016 and continue to pay in 2017 a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received, and continues to receive, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Starting in the fourth quarter of 2015 Costamare Services received and continues to receive from our container-shipowning subsidiaries a monthly fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the ten days ending on the thirtieth day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2015 and December 31, 2016, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.86 million and $3.0 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2015 we paid aggregate fees of approximately $5.07 million and issued in aggregate 448,800 shares to Costamare Shipping under the Group Management Agreement and the Framework Agreement and paid aggregate fees of approximately $1.11 million and issued in aggregate 149,600 shares to Costamare Services under the Services Agreement. For the year ended December 31, 2016, we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2016, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 8 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping is providing management services to the Joint Venture vessels under separate management agreements with each vessel-owning entity formed under the Framework Deed pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2016, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed the amount of $3.0 million for services provided in accordance with the respective management agreements.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 69 vessels as of March 10, 2017, including five newbuild vessels on order. Eighteen of our containerships, including 12 newbuilds, have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest.

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

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2014, 2015 and 2016 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.8%, 99.7% and 99.9%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

According to Clarkson Research, the first half of 2007 saw the containership charter market recover to rate levels similar to those seen in late 2005 and early 2006. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates registered and upward trend over the years as a whole and made further gains in early 2011 before decreasing sharply in the second half of 2011. The time charter rates and charter free vessel values remained at low levels through 2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuilds resulted in the deterioration of rates and values across all types of vessels to historically low figures. In 2016, as a result of low seaborne containership demand and growth of containership supply, demand for containership services declined, resulting in the highest number of idle ships since 2010 and historically low charter rates for all types of vessels. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2016. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2016*

	On and After January 1,
	2017	2018	2019	2020	2021 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$387,826	$198,759	$122,306	$93,841	$217,011	$1,019,743
Fleet Contracted Days(2)	12,955	5,568	3,238	2,358	5,167	29,286
Percentage of fleet contracted days/Total days(2)	68.3%	29.3%	17.1%	12.4%	6.8%	19.3%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) non-exercise of the owner’s options to extend the terms of those charters. The contracted revenues for the five vessels subject to the Sale and Leaseback transactions are included in the revenue calculations.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2015 and 2016, brokerage and address commissions represented 48% and 62% of voyage expenses respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2016, approximately 36% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

In 2014, we paid to our managers a daily management fee of $919 per day per vessel. Such fee increased to $956 per day per vessel beginning January 1, 2015. The total management fees paid by us to our managers during the years ended December 31, 2014, 2015 and 2016 amounted to $18.5 million, $18.9 million and $18.6 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2014, 2015 and 2016, we sold three, one and one vessels, respectively. In addition, we sold one vessel in the first quarter of 2017.

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

Change in the manner of presentation of certain items

Effective January 1, 2016, we changed the way we present the interest accrued and realized on non-hedging derivative instruments and have reclassified such from the Interest and Finance costs line item to Gain / (Loss) on derivative instruments, on our consolidated statements of income and their comparatives.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

During the years ended December 31, 2016 and 2015, we had an average of 53.6 and 54.9 vessels, respectively in our fleet. In the year ended December 31, 2016, we sold the 3,351 TEU vessel Karmen. In the year ended December 31, 2015, we sold the 2,633 TEU vessel MSC Challenger. In the years ended December 31, 2016 and 2015, our fleet ownership days totaled 19,616 and 20,038 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2015	2016
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$490.4	$468.2	$(22.2)	(4.5%)
Voyage expenses	(2.8)	(1.9)	(0.9)	(32.1%)
Voyage expenses—related parties	(3.7)	(3.5)	(0.2)	(5.4%)
Vessels’ operating expenses	(117.2)	(105.8)	(11.4)	(9.7%)
General and administrative expenses	(8.8)	(5.8)	(3.0)	(34.1%)
Management fees—related parties	(18.9)	(18.6)	(0.3)	(1.6%)
Non-cash general and administrative expenses and non-cash other items	(8.6)	(9.0)	0.4	4.7%
Amortization of dry-docking and special survey costs	(7.4)	(7.9)	0.5	6.8%
Depreciation	(101.6)	(100.9)	(0.7)	(0.7%)
Amortization of prepaid lease rentals	(5.0)	(6.8)	1.8	36.0%
Gain / (Loss) on sale / disposal of vessels	1.7	(4.4)	6.1	358.8%
Loss on asset held for sale	—	(37.2)	37.2	100.0%
Foreign exchange losses	(0.1)	(0.4)	0.3	300.0%
Interest income	1.3	1.7	0.4	30.8%
Interest and finance costs	(79.6)	(72.8)	(6.8)	(8.5%)
Swaps breakage cost	—	(9.7)	9.7	100.0%
Equity loss on investments	(0.5)	(0.1)	0.4	80.0%
Other	0.4	0.6	0.2	50.0%
Gain / (Loss) on derivative instruments	4.2	(4.0)	(8.2)	(195.2%)

Net Income	$143.8	$81.7

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2015	2016
Average number of vessels	54.9	53.6	(1.3)	(2.4%)
Ownership days	20,038	19,616	(422)	(2.1%)
Number of vessels under dry-docking	10	6	(4)

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2016 and December 31, 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2015	2016
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$490.4	$468.2	$(22.2)	(4.5%)
Accrued charter revenue(1)	2.6	(7.7)	(10.3)	(396.2%)

Voyage revenue adjusted on a cash basis(2)	$493.0	$460.5	$(32.5)	(6.6%)

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

Voyage Revenue

Voyage revenue decreased by 4.5%, or $22.2 million, to $468.2 million during the year ended December 31, 2016, from $490.4 million during the year ended December 31, 2015. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels during the year ended December 31, 2016 compared to the year ended December 31, 2015, (ii) revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) decreased revenue days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015; partly offset by decreased off-hire days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015 and by revenue earned due to the year ended December 31, 2016 being a leap year (366 calendar days).

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 6.6%, or $32.5 million, to $460.5 million during the year ended December 31, 2016, from $493.0 million during the year ended December 31, 2015. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels during the year ended December 31, 2016 compared to the year ended December 31, 2015, (ii) revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) decreased revenue days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015; partly offset by decreased off-hire days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015 and by revenue earned due to the year ended December 31, 2016 being a leap year (366 calendar days).

Voyage Expenses

Voyage expenses were $1.9 million and $2.8 million during the year ended December 31, 2016 and 2015, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses—Related Parties

Voyage expenses—related parties in the amount of $3.5 million and $3.7 million during the year ended December 31, 2016 and 2015, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged to us by Costamare Shipping and Costamare Services, as provided under the Framework Agreement and Services Agreement, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 9.7% or $11.4 million to $105.8 million during the year ended December 31, 2016, from $117.2 million during the year ended December 31, 2015.

General and Administrative Expenses

General and administrative expenses were $5.8 million during the year ended December 31, 2016 and $8.8 million during the year ended December 31, 2015. General and administrative expenses for the year ended December 31, 2016 and 2015 included $2.5 million which is the annual fee that Costamare Services receives based on the Services Agreement. Prior to November 2, 2015, this annual fee, in the same amount, was charged by Costamare Shipping pursuant to the Group Management Agreement, which was effective from January 1, 2015 until November 2, 2015. General and administrative expenses for the year ended December 31, 2015 include costs incurred by our subsidiary, Costamare Partners LP, which were transferred to our consolidated income statement during the year ended December 31, 2015.

Management Fees—Related Parties

Management fees paid to our managers decreased by 1.6%, or $0.3 million, to $18.6 million during the year ended December 31, 2016, from $18.9 million during the year ended December 31, 2015 pursuant to the Framework Agreement, in effect from November 2, 2015, and the Group Management Agreement in effect prior to November 2, 2015, respectively. The decrease is attributable to the decreased average number of vessels during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Non-cash general and administrative expenses and non-cash other items

Non-cash general and administrative expenses and non-cash other items for the year ended December 31, 2016 amounted to $9.0 million, including the value of the shares issued to Costamare Services on March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, pursuant to the Services Agreement. For the year ended December 31, 2015, the non-cash general and administrative expenses and non-cash other items amounted to $8.6 million, including the value of shares issued to Costamare Shipping on March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015, respectively, pursuant to the Group Management Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.9 million for the year ended December 31, 2016 and $7.4 million for the year ended December 31, 2015. During the year ended December 31, 2016, six vessels underwent and completed their special survey. During the year ended December 31, 2015, ten vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 0.7%, or $0.7 million, to $100.9 million during the year ended December 31, 2016, from $101.6 million during the year ended December 31, 2015.

Amortization of Prepaid lease rentals

Amortization of prepaid lease rentals was $6.8 million during the year ended December 31, 2016. Amortization of prepaid lease rentals was $5.0 million during the year ended December 31, 2015.

Gain / (Loss) on Sale / Disposal of Vessels

During the year ended December 31, 2016, we recorded a loss of $4.4 million from the sale of one vessel. During the year ended December 31, 2015, we recorded a gain of $1.7 million from the sale of one vessel.

Loss on asset held for sale

During the year ended December 31, 2016, we recorded a loss on asset held for sale of $37.2 million, representing the expected loss from sale for scrap of one of our vessels during the next twelve month period.

Foreign Exchange Losses

Foreign exchange losses were $0.4 million and $0.1, during the years ended December 31, 2016 and 2015, respectively.

Interest Income

Interest income amounted to $1.7 million and $1.3 million for the years ended December 31, 2016 and 2015, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 8.5%, or $6.8 million, to $72.8 million during the year ended December 31, 2016, from $79.6 million during the year ended December 31, 2015. The decrease is mainly attributable to the decreased average loan balance during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Swaps Breakage Cost

During the year ended December 31, 2016, we terminated two interest rate derivative instruments and we paid the counterparties breakage costs of $9.7 million in aggregate.

Equity Loss on Investments

The equity loss on investments of $0.1 million for the year ended December 31, 2016 represents our share of the net losses of eighteen jointly owned companies pursuant to the Framework Deed and is mainly attributable to the pre-delivery expenses charged to certain vessels that were under construction during the year ended December 31, 2016; partly offset by the revenues earned by certain newbuild vessels delivered from the shipyard during 2016 and that started their charters. We hold a range of 25% to 49% of the capital stock of these companies.

Gain / (Loss) on Derivative Instruments

The fair value of our 18 interest rate derivative instruments which were outstanding as of December 31, 2016 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2016, the fair value of these 18 interest rate derivative instruments in aggregate amounted to a liability of $15.3 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2016, a net gain of $30.2 million has been included in OCI and a net loss of $3.6 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2016.

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

Our primary short-term liquidity need is to fund our vessel operating expenses and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sectors and debt repayments. We anticipate that our primary sources of funds will be cash from operations and undrawn borrowing capacity under our committed credit facilities, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. As of March 10, 2017, we had available approximately $228 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2016, we had total cash liquidity of $210.6 million, consisting of cash, cash equivalents and restricted cash.

As of March 10, 2017, we had three series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock, $100 million aggregate liquidation preference of the Series C Preferred Stock and $100 million aggregate liquidation preference of the Series D Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 6, 2018. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 21, 2019. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after May 13, 2020.

As of December 31, 2016, we had an aggregate of $1.42 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. In addition, we have guaranteed $174.6 million of indebtedness outstanding at Joint Venture entities. As of March 10, 2017, we had outstanding commitments relating to the five contracted newbuilds under our Framework Deed aggregating approximately $75.2 million payable in installments until the vessels are delivered through the second quarter of 2018, out of which $55.3 million will be funded through committed sale and leaseback and debt financing transactions. These amounts represent our interest in the relevant Joint Venture entities with York.

As of March 10, 2017, we had no unencumbered Vessels on the water. Under the Framework Deed there were three secondhand vessels acquired and one newbuild on order, which are free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016 and February 6, 2017.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 and January 17, 2017. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 and January 17, 2017. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 and January 17, 2017.

The dividends and distributions paid during the years ended December 31, 2012, 2013, 2014, 2015 and 2016, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On August 17, 2016, November 4, 2016 and February 6, 2017 we issued 1,610,248 shares, 817,833 shares and 1,014,550 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have each reinvested in full their cash dividends on August 17, 2016, November 4, 2016 and February 6, 2017.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $70.2 million at December 31, 2016 and negative $126.9 million at December 31, 2015.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2014, 2015 and 2016

	Year ended December 31,
	2014	2015	2016
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$243.3	$244.7	$226.6
Net Cash Used in Investing Activities	(119.3)	(43.0)	(34.4)
Net Cash Used in Financing Activities	(104.3)	(214.7)	(127.4)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $18.1 million to $226.6 million for the year ended December 31, 2016, compared to $244.7 million for the year ended December 31, 2015. The decrease is mainly attributable to decreased cash from operations of $32.5 million; partly offset by decreased payments for interest (including swap payments) of $3.0 million during the year ended December 31, 2016 compared to the year ended December 31, 2015 and decreased special survey costs of $3.6 million during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Net cash flows provided by operating activities increased by $1.4 million to $ million for the year ended December 31, 2015, compared to $243.3 for the year ended December 31, 2014. The increase was primarily attributable to the (i) increased cash from operations of $2.0 million, (ii) decreased payments for interest (including swap payments) during the period of $7.6 million and (iii) decreased special survey costs of $0.7 million; partly offset by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $34.4 million in the year ended December 31, 2016, which mainly consisted of (i) $38.6 million in advance payments for the construction of eight newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed, (ii) $1.6 million in payments for upgrades to one of our vessels, (iii) $3.6 million proceeds we received from the sale of one vessel, and (iv) $3.4 million we received as dividend distributions pursuant to the Framework Deed.

Net cash used in investing activities was $43.0 million in the year ended December 31, 2015, which mainly consisted of $38.8 million in advance payments for the construction of five newbuild vessels, ordered pursuant to the Framework Deed with York and $3.2 million, paid for the acquisition of a secondhand vessel pursuant to the Framework Deed, $0.6 million for advance payment for the acquisition of one secondhand vessel pursuant to the Framework Deed and $4.7 million we received from the sale for scrap of the MSC Challenger.

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

Net Cash Used in Financing Activities

Net cash used in financing activities was $127.4 million in the year ended December 31, 2016, which mainly consisted of (a) $187.5 million of indebtedness that we repaid, (b) $21.6 million we repaid relating to our sale and leaseback agreements, (c) $71.0 million in aggregate that we drew down from two of our credit facilities, (d) $148.3 million we paid for the prepayment of three of our credit facilities, (e) $151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (f) $53.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, the first, the second quarter and the third quarter of 2016, (g) $69.0 million we received from our follow-on offering in December 2016, net of underwriting discounts and expenses incurred in the offering and (h) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2015 to January 14, 2016, January 15, 2016 to April 14, 2016, April 15, 2016 to July 14, 2016 and July 15, 2016 to October 14, 2016.

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

Credit Facilities and Capital Leases

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We have entered into a number of credit facilities and capital leases in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities and capital leases are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc.

The following summarizes certain terms of our existing credit facilities and capital leases discussed below as at December 31, 2016:

Credit Facilities / Capital Leases	Outstanding Principal Amount	Interest Rate(1)	Maturity		Repayment profile
	(Expressed in thousands of U.S. dollars)
Alpha	54,000	LIBOR + Margin(2)	2020	(6)	Variable installments with balloon

HSBC	22,375	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

Costamare(4),(5)	406,103	LIBOR + Margin(2)	2021		Variable amortization

RBS	50,313	LIBOR + Margin(2)	2020	(3)	Straight-line amortization with balloon

DnB—Quentin et al.	178,264	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

Unicredit	53,475	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

DnB—Raymond et al.	115,964	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

CLC Sale and Leaseback	219,091	Fixed Rate	2024		Bareboat structure–fixed daily charter with balloon

Bank of America Merrill Lynch	36,833	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

CCBFL Sale and Leaseback	144,744	LIBOR + Margin(2)	2023		Straight-line amortization with balloon

Credit Agricole	109,000	LIBOR + Margin(2)	2021		Variable installments with balloon

Eurobank	32,000	LIBOR + Margin(2)	2021		Variable installments with balloon

(1)	The interest rates of long-term debt at December 31, 2016 ranged from 1.98% to 6.04%, and the weighted average interest rate as at December 31, 2016 was 4.7%.

(2)	The interest rate margin at December 31, 2016 ranged from 0.85% to 3.60%, and the weighted average interest rate margin as at December 31, 2016 was 2.3%.

(3)	The year 2020 represents the latest possible maturity under the facility, under the MSC Ulsan tranche.

(4)	Bank Syndicate: Commerzbank AG, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(5)	Amortized over 18 quarterly installments of 17 equal quarterly installments of $22.5 million and a final one of $24.1 million.

(6)

On January 27, 2016, we entered into a supplemental agreement with the bank in order to extend the repayment schedule to 10 consecutive semi-annual variable installments from June 2016 until December 2020 and a balloon payment of $12.0 million payable together with the last installment.

The principal financial and other covenants and events of default under each credit facility are discussed below.

Alpha Loan

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million loan with Alpha Bank A.E., which we refer to in this section as the “Alpha Loan”. The lender assigned its obligations under the Alpha Loan to Alpha Shipping Finance Limited in 2014. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure. On October 3 2016, we entered into a third supplemental agreement under which the bank agreed to the change of the flag of Maersk Kawasaki and Maersk Kure and the transfer of the technical management of both such ships to V.Ships Greece.

The interest rate under the Alpha Loan is LIBOR plus an agreed margin. The Alpha Loan initially provided that our subsidiaries repay the loan, jointly and severally, by 20 consecutive semi-annual payments, the first six (1-6) in the amount of $4.0 million each, the next 14 (7-20) in the amount of $6.0 million each, plus a balloon payment, payable together with the 20th installment, in the amount of $42.0 million. On January 27, 2016, we entered into a supplemental agreement with the bank in order to extend the repayment schedule under the Alpha Loan to ten consecutive semi-annual variable installments from June 2016 until December 2020 and a balloon payment of $12.0 million payable together with the last installment.

The obligations under the Alpha Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Maersk Kure, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of March 10, 2017, there was $54.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha Loan, and, as of same date, there was no undrawn available credit.

HSBC Loan

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million loan with HSBC Bank, which we refer to in this section as the “HSBC Loan”. The purpose of this loan was to finance part of the purchase price of a vessel, the Maersk Kokura. On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of Maersk Kokura. On September 1 2016, we entered into a second supplemental agreement under which the bank agreed to the change of the flag of Maersk Kokura and the transfer of the technical management to V.Ships Greece.

The interest rate under the HSBC Loan is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by 20 consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million.

The obligations under the HSBC Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kokura, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of March 10, 2017 there was $18.3 million outstanding under the HSBC Loan, and, as of same date, there was no undrawn available credit.

Costamare Credit Facility

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1.0 billion credit facility comprised of a $700.0 million term loan facility and a $300.0 million revolving credit facility, which we refer to in this section as the “Costamare credit facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On April 23, 2010, we entered into the first supplemental agreement with the lenders which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over one other vessel. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants (as detailed below). On September 6, 2011, we entered into a third supplemental agreement documenting the amalgamation of the Costamare credit facility’s compounds and the fixing of the remaining installment payments. On December 17, 2012, we entered into a fourth supplemental agreement which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels. On May 28, 2013, we entered into a fifth supplemental agreement under which the lenders agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the

Company’s vessels to V.Ships Greece. On August 30, 2013, we entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantors and the mortgage over its vessel, and replaced it with mortgages over two other vessels. On July 2, 2014, we entered into a seventh supplemental agreement in connection with the ZIM restructuring. On August 25, 2015 we entered into an eighth supplemental agreement under which the lenders agreed to a change of flags of six of the Company’s vessels and to the transfer of the technical management of three of the Company’s vessels to Shanghai Costamare. On September 28, 2016, we entered into a ninth supplemental agreement which extended the facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement, amended the margin and mortgaged four additional vessels in favor of the lending banks.

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by 40 consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9.0 million. The final 28 (13-40) installments, and the balloon installment repayable together with the 40th installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels. Following the date of payment of the twelfth installment on June 30, 2011, the term loan facility and the revolving credit facility were combined, the final 28 (13-40) installments were fixed in the amount of $22.5 million each, and the balloon installment was fixed in the amount of $271.3 million. Following the date of the ninth supplemental agreement, the Credit Facility will be amortized over 18 quarterly installments of 17 equal quarterly installments of $22.5 million and final one of $24.1 million.

The obligations under the Costamare credit facility are guaranteed by the owners of the mortgaged vessels. Our obligations under this credit facility are secured by mortgages over the vessels owned by our subsidiaries, who are the guarantors, and general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

As of March 10, 2017, there was $406.1 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

RBS Loan

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “RBS Loan”), which was available for drawing for up to 18 months. The loan tranches have maturities ranging from three to seven years.

We have used the RBS loan to finance part of the acquisition cost of five secondhand vessels, the MSC Methoni, the MSC Romanos, the MSC Ulsan, the MSC Koroni (ex. Koroni) and the MSC Itea (ex. Kyparissia).

The interest rate under the RBS facility is LIBOR plus an agreed margin. The RBS facility provides for different repayment of each of the five tranches.

MSC Koroni (ex. Koroni), Itea (ex. Kyparissia) tranches were fully repaid according to the amortization schedule, and the Romanos tranche was repaid after the disposal of the underlying collateral containership vessel. The Romanos was disposed of in January 2017.

The MSC Methoni tranche will be repaid by 32 consecutive quarterly payments, the first 31 (1-31) in the amount of $1.05 million and a final installment in the amount of $1.05 million, together with a balloon payment of $8.4 million.

The MSC Ulsan tranche will be repaid by 32 consecutive quarterly payments, the first 31 (1-31) in the amount of $0.53 million and a final installment in the amount of $0.53 million, together with a balloon payment of $4.2 million.

The obligations under the RBS Loan are guaranteed by the owners of the mortgaged vessels. Our obligations under the RBS Loan is secured by mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of March 10, 2017, there was $30.5 million outstanding under the RBS Loan, and, as of the same date there was no undrawn available credit.

DnB—Quentin et al. Loan

On August 16, 2011, our subsidiaries, Quentin Shipping Co., Undine Shipping Co., and Sander Shipping Co., as borrowers, entered into a seven-year loan for up to $229.2 million, with DnB Bank ASA, ING Bank, ABN Amro Bank and Bank of America N.A., which we refer to in this section as the “DnB—Quentin et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Valor, the Valiant and the Vantage, and the loan is divided into three tranches, one for each vessel. On July 3, 2013, we entered into the first supplemental agreement with the lenders which amended the repayment schedule and added V.Ships Greece as an approved manager. On September 13, 2013, we entered into the second supplemental agreement with the lenders which further amended the repayment schedule (as reflected below).

The interest rate under the DnB - Quentin et al. loan is LIBOR plus an agreed margin. The loan provides that the borrowers must repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.3 million per tranche each, commencing at the time of delivery of each vessel, and a final installment in the amount of $1.3 million, together with a balloon payment of $40.7 million per tranche.

The obligations under the DnB—Quentin et al. loan are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of March 10, 2017, there was $175.7 million outstanding under the DnB—Quentin et al. loan, and, as of the same date there was no undrawn available credit.

Unicredit Loan

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with Unicredit Bank AG, which we refer to in this section as the “Unicredit Loan”. The purpose of the loan is to partly finance the aggregate market values of eleven containerships. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11.3 million to finance the acquisition of the vessel the Stadt Luebeck. On April 8, 2013, we entered into a second supplemental agreement to substitute one of the vessels financed under the facility with another vessel. On July 11, 2013 we entered into a supplemental letter to change the flag of Sealand Michigan and transfer the technical management to V.Ships Greece, and on August 29, 2013, we entered into a third supplemental agreement to substitute two of the vessels financed under the facility with two other vessels. On April 11, 2014, we entered into a fourth supplemental agreement to obtain an additional advance for the acquisition of a secondhand vessel and on May 28, 2014, we entered into a fifth supplemental agreement to substitute one of the vessels financed under the facility with a different vessel. On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of one of the Company’s vessels. On July 29, 2015, we entered into a side letter to transfer the technical management of one of the Company’s vessels to Shanghai Costamare.

The interest rate under the Unicredit Loan is LIBOR plus an agreed margin. After the prepayments with the proceeds from the disposals of four vessels the repayment schedule was changed so that from September 23, 2016, the loan will be repaid by 10 consecutive quarterly instalments, the first nine (1-9) in the amount of $2.7 million and a final instalment in the amount of $2.7 million, together with a balloon payment of $31.8 million. Furthermore, following the prepayment with the proceeds from the disposal of the vessel Marina in March 2017, the balloon repayment of $31.8 million was reduced to $26.9 million.

Our obligations under the Unicredit Loan are secured by guarantees of the owners of the mortgaged vessels, mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of March 10, 2017, there was $48.6 million outstanding under the Unicredit Loan, and, as of the same date there was no undrawn available credit.

DnB—Raymond et al. Loan

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terance Shipping Co., as borrowers, entered into a seven-year loan for up to $152.8 million, with DnB Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank, Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “DnB - Raymond et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Value and the Valence, and the facility is divided into two tranches, one for each vessels.

The interest rate under the DnB—Raymond et al. Loan is LIBOR plus an agreed margin. The loan provides that the borrowers must repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.4 million per tranche each, commencing at the time of delivery of the vessels, and a final installment in the amount of $1.4 million, together with a balloon payment of $38.2 million per tranche

The obligations under the DnB—Raymond et al. Loan are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of March 10, 2017, there was $114.6 million outstanding under the DnB—Raymond et al. Loan, and, as of the same date there was no undrawn available credit.

CLC Sale and Leaseback

In January, March and April 2014, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. entered into novation agreements with CLC, whereby they novated to CLC the shipbuilding contracts for the construction of the MSC Azov, the MSC Ajaccio and the MSC Amalfi respectively, and entered into bareboat charter agreements (collectively, the “CLC Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 10 years. Our subsidiaries used a portion of the proceeds from the CLC Sale and Leaseback to prepay the balance of the loan which had been used to finance the predelivery price of the respective vesseles.

Under the terms of the CLC Sale and Leaseback, the vessels were each sold for an amount of $85.6 million and our subsidiaries must each pay a fixed daily charter rate on a quarterly basis for 10 years and a final installment of $25.7 million at which time the vessels will be returned to the Company.

The obligations under the CLC Sale and Leaseback are guaranteed by Costamare Inc. and are secured by charter assignments, account assignments and general assignments of earnings, insurances and requisition compensation.

As of March 10, 2017, there was $217.7 million outstanding under the CLC Sale and Leaseback.

BAML Loan

On May 6, 2016, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $39.0 million loan with Bank of America Merrill Lynch (the “BAML Loan”). The purpose of the proceeds raised under this facility was for general corporate purposes. On September 21 2016, we entered into a first supplemental agreement under which the bank agreed to the change of the flag of Navarino and the transfer of the technical management to Shanghai Costamare.

The interest rate under the BAML Loan is LIBOR plus an agreed margin. The repayment terms provide for the borrowers to pay the lender by 20 consecutive quarterly installments of $1.1 million plus a balloon payment payable together with the 20th installment in the amount of $17.3 million.

The obligations under the BAML Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel Navarino, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of March 10, 2017, there was $35.8 million outstanding under the BAML Loan, and, as of same date, there was no undrawn available credit.

CCBFL Sale and Leaseback

On June 29, 2016, our subsidiaries, Jodie Shipping Co. and Kayley Shipping Co, entered into bareboat charter agreements with CCBFL (collectively, the “CCBFL Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 7 years. Our subsidiaries used the proceeds from the CCBFL Sale and Leaseback to refinance an existing facility and for general corporate purposes.

Under the terms of the CCBFL Sale and Leaseback, the MSC Athens and the MSC Athos containership vessels were sold for an amount of $76.0 and $75.8 million, respectively. Pursuant to the CCBFL Sale and Leaseback, Jodie Shipping Co. and Kayley Shipping Co. must each pay a variable daily charter rate on a quarterly basis for seven years (based on a straight-line amortization schedule) along with a final balloon payment of $28.0 and $27.9 million, respectively. Upon expiration of the CCBFL Sale and Leaseback in 2023, the vessels will be returned to the Company.

As of March 10, 2017, there was $143.0 million outstanding under the CCBFL Sale and Leaseback.

Credit Agricole Loan

On August 10, 2016, our subsidiaries, Christos Maritime Corp., Costis Maritime Corp. and Capetanissa Maritime Corp., as joint and several borrowers, entered into a five-year, $116.5 million loan with Credit Agricole Corporate and Investment Bank, which we refer to in this section as the “Credit Agricole Loan”. The purpose of this facility was to re-finance in full the existing loans at the time.

The interest rate under the Credit Agricole Loan is LIBOR plus an agreed margin. The Credit Agricole Loan initially provides that our subsidiaries repay the loan, jointly and severally, by 21 consecutive quarterly payments, the first in the amount of $3.5 million each, the next eight (2-9) in the amount of $4.0 million each and the last 12 (10-21) in the amount of $3.1 million, plus a balloon payment, payable together with the last installment, in the amount of $43.5 million.

The obligations under the Credit Agricole Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Sealand New York, Sealand Washington and the Cosco Beijing, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of March 10, 2017, there was $105.0 million outstanding, and, as of same date, there was no undrawn available credit.

Eurobank Loan

On December 22, 2016, our subsidiaries, Finch Shipping Co., Joyner Carriers S.A. and Rena Maritime Corporation, as borrowers, entered into a five-year, $32.0 million loan with Eurobank Ergasias S.A., which we refer to in this section as the “Eurobank Loan”. The purpose of this loan was to refinance an existing loan with Rena Maritime Corporation as borrower and provide working capital to Finch Shipping Co., Joyner Carriers S.A.

The interest rate under the Eurobank Loan is LIBOR plus an agreed margin. The repayment terms provide for the borrowers to pay Eurobank by 20 consecutive quarterly installments, the first four in the amount of $1.9 million, the following 16 in the amount of $0.8 million, plus a balloon payment payable together with the 20th installment in the amount of $11.7 million.

The obligations under the Eurobank Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Cosco Guangzou, Neapolis and Messini, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of March 10, 2017, there was $32.0 million outstanding under the Eurobank Loan, and, as of same date, there was no undrawn available credit.

Guarantees of Framework Deed Entity Indebtedness

Costamare Inc. has agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own Hulls NCP0115, NCP0116, NCP0113 and NCP0114 respectively. As at December 31, 2016, Costamare Inc. has guaranteed $88.0 million of debt relating to Kemp Maritime Co. and Hyde Maritime Co. and $86.6 million of debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. As security for providing the guarantee, in the event that Costamare Inc. is required to pay under any guarantee, Costamare Inc. is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration. Costamare Inc. owns 49% of the capital stock of Kemp Maritime Co., 49% of the capital stock of Hyde Maritime Co., 25% of the capital stock of Ainsley Maritime Co. and 25% of the capital stock of Ambrose Maritime Co.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 80% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

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

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to total net assets must be less than 80% on a charter inclusive valuation basis.

•	at the end of each financial quarter during which dividends have been paid for the preceding quarter, cash and cash equivalents shall not be less than $15 million.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2016 by approximately $1.9 million based upon our debt level during 2016.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2, 18, 19 and 20 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2016, approximately 36% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2016, the Company was engaged in three Euro/U.S. dollar contracts totaling $9.0 million at an average forward rate of Euro/U.S. dollar 1.0653, expiring in monthly intervals up to March 2017.

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

Capital Expenditures

From 2013 through today, pursuant to the Framework Deed with York, jointly-owned entities entered into shipbuilding contracts for the construction of twelve container vessels to be delivered by second quarter 2018. The Company has agreed to participate in each of the newbuild contracts by investing between 25% and 49% of the share capital in the jointly-owned entities.

As of March 10, 2017, our share of the outstanding commitments relating to the five contracted newbuilds aggregating approximately $75.2 million payable in installments until the vessels are delivered through the second quarter of 2018, out of which $55.3 million will be funded through committed sale and leaseback and debt financing transactions. These amounts represent our interest in the relevant jointly-owned entities with York. In addition, dry-docking expenses totaled approximately $5.9 million in 2016, excluding off-hire costs.

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

The economic and market conditions as at December 31, 2015 and 2016, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates and charter free vessel values continued to decline during 2015 and 2016 as reduced demand for transportation services occurred during a time of increased supply of vessels, conditions that we consider to be indicators of possible impairment.

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

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. To the extent impairment indicators are present, the undiscounted projected net operating cash flows are determined as the sum of (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, or, for vessels with a remaining useful life of five years or less, an estimated charter rate that such vessels can earn in the current market) over the remaining estimated life of the vessel, over (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.76%, based on our historical data, (ii) planned dry-docking and special survey expenditures, (iii) management fees expenditures and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 16 to 30 days depending on the size and age of each vessel), which is based on historical experience. We consider the most recent ten year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels since such historical average represents a full shipping cycle that captures the highs and lows of the market. We utilize the standard deviation in order to eliminate the outliers in the period before computing the historic ten year average rates. The salvage value used in the impairment test is estimated at approximately $300 per light weight ton in accordance with the vessels’ depreciation policy.

Based on our analysis, the undiscounted projected net operating cash flows for each vessel were in excess compared to each vessel’s carrying value, and accordingly, no impairment of vessels existed as of December 31, 2015 and 2016.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates or, for vessels with a remaining useful life of five years or less, an estimated charter rate that such vessels can earn in the current market. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If as at December 31, 2015 and 2016, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2015		December 31, 2016
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	3	$8	4	$12.6
3-year historical average rate	5	16	9	$23.2
1-year historical average rate	10	14	14	$111.1

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2016, suggests that 40 of our 52 vessels in the water may have current market values below their carrying values (25 of our 54 vessels in the water as at December 31, 2015). However, we believe that, with respect to these 40 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2016 and 2015. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2016, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2015 ($ US Million)(1)	Carrying Value December 31, 2016 ($ US Million)(1)

1	Cosco Hellas**	9,469	2006	July 2006	67.6	66.0

2	Cosco Guangzhou**	9,469	2006	February 2006	67.6	64.7

3	Cosco Beijing**	9,469	2006	June 2006	67.4	66.9

4	Cosco Yantian**	9,469	2006	April 2006	67.2	65.3

5	Cosco Ningbo**	9,469	2006	March 2006	67.7	64.8

6	MSC Azov	9,403	2014	January 2014	80.6	78.1

7	MSC Ajaccio	9,403	2014	March 2014	81.0	78.5

8	MSC Amalfi	9,403	2014	April 2014	81.3	78.8

9	MSC Athens	8,827	2013	March 2013	90.3	74.8

10	MSC Athos	8,827	2013	April 2013	90.0	74.6

11	Valor	8,827	2013	June 2013	90.7	87.7

12	Value	8,827	2013	June 2013	90.6	87.7

13	Valiant	8,827	2013	August 2013	91.6	88.6

14	Valence	8,827	2013	September 2013	92.0	89.0

15	Vantage	8,827	2013	November 2013	92.0	89.0

16	Navarino*,**	8,531	2010	May 2010	102.2	98.3

17	Maersk Kure*,**	7,403	1996	December 2007	60.1	55.0

18	Maersk Kokura*,**	7,403	1997	February 2008	63.1	58.2

19	Maersk Kawasaki*,**	7,403	1997	December 2007	63.3	58.5

20	MSC Methoni**	6,724	2003	October 2011	50.5	47.9

21	Sealand Michigan**	6,648	2000	October 2000	34.5	32.6

22	Sealand Illinois**	6,648	2000	December 2000	34.6	32.8

23	Sealand NY**	6,648	2000	May 2000	33.1	31.4

24	Sealand Washington**	6,648	2000	August 2000	33.8	32.0

25	Maersk Kobe**	6,648	2000	June 2000	33.5	31.6

26	MSC Kalamata**	6,644	2003	June 2003	42.5	40.4

27	MSC Kingston**	6,644	2003	April 2003	42.3	40.2

28	MSC Kolkata**	6,644	2003	January 2003	41.8	39.6

29	Venetiko*,**	5,928	2003	January 2013	20.2	19.5

30	MSC Romanos *(2)	5,050	2003	August 2011	45.8	—

31	Zim Shanghai	4,992	2002	October 2002	30.3	28.8

32	Zim New York	4,992	2002	September 2002	30.2	28.6

33	Zim Piraeus*,**	4,992	2004	May 2004	30.9	29.5

34	Halifax Express*,**	4,890	2000	November 2000	28.0	26.4

35	Oakland Express*,**	4,890	2000	October 2000	28.0	26.3

36	Singapore Express*,**	4,890	2000	August 2000	27.2	25.6

37	MSC Mykonos**	4,828	1988	January 2005	13.2	10.4

38	MSC Mandraki*,**	4,828	1988	October 2004	13.9	11.1

39	MSC Ulsan*,**	4,132	2002	February 2012	25.7	24.3

40	MSC Koroni**	3,842	1998	May 2012	10.9	10.3

41	Itea*,**	3,842	1998	May 2012	10.8	10.3

42	Karmen*	3,351	1991	November 2010	8.6	—

43	Marina*,**	3,351	1992	February 2011	8.0	7.4

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2015 ($ US Million)(1)	Carrying Value December 31, 2016 ($ US Million)(1)

44	Lakonia**	2,586	2004	December 2014	8.8	8.4

45	Areopolis*,**	2,474	2000	May 2014	9.7	9.2

46	Messini*,**	2,458	1997	August 2012	6.0	5.8

47	MSC Reunion*,**	2,024	1992	March 2011	7.2	6.4

48	MSC Namibia II*,**	2,023	1991	March 2011	7.1	6.2

49	MSC Sierra II*,**	2,023	1991	March 2011	7.1	6.3

50	MSC Pylos*,**	2,020	1991	January 2011	5.5	6.0

51	Neapolis*,**	1,645	2000	April 2014	9.8	9.2

52	Prosper*,**	1,504	1996	March 2011	7.5	7.7

53	Zagora*,**	1,162	1995	January 2011	7.3	6.6

54	Stadt Luebeck*,**	1,078	2001	August 2012	9.8	10.2

				TOTAL	2,270.4	2,093.5

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2015 and 2016.

(2)	As of December 31, 2016, the vessel was held for sale.

*

Indicates container vessels which we believe, as of December 31, 2015, may have market values below their carrying values. As of December 31, 2015, we believe that the aggregate carrying value of these 25 vessels was $277.7 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2016, may have market values below their carrying values. As of December 31, 2016, we believe that the aggregate carrying value of these 40 vessels was $572.4 million more than their market value.

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

D. Trend Information

In 2016, total seaborne container trade demand grew at around 3.4%. The start of 2016 was characterized by the precipitous fall in the price of oil and other industrial commodities caused by the expanded production capacity of these commodities and the developing consensus of economic slowdown in China and emerging markets together with the expectation of higher interest rates in the United States. By mid year market participants had rapidly reacted to the above developments with Central Banks lowering interest rate increase expectations, commodity producers rapidly rationalizing current and future production plans and governments either introducing new or expanding existing stimulus programs. Economic uncertainty was soon followed by political uncertainty as Great Britain voted to exit the European Union and the United States elected a president with a protectionist agenda.

Total containership supply grew at around 1.2% in 2016 due to increased demolition activity. Increased supply of large container vessels with capacity of more than 8,000 TEU combined with subdued demand resulted in strong downward pressure throughout the industry. Liner companies’ initial efforts to deal with the developing imbalance failed to restore any pricing equilibrium and they were forced to rationalize their vessel operations through widespread cascading, canceling of scheduled sailings and idling of vessels.

As a result of low seaborne containership demand and the growth of containership supply, demand for containership transportation services declined during the year and resulted in historically low charter rates for all types of vessels and the highest number of idle vessels since 2010, which stood at 7.1% of total fleet at the end of the 2016. Although ordering of new vessels was at the lowest level since 1996 after the low level of 2009, if there is no materially improved containership demand and demolition activity there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2016 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,422,162	$229,397	$435,610	$554,381	$202,774
Interest on long-term debt obligations(2)	235,617	68,481	99,065	47,835	20,236
Payments to our manager(3)	172,908	23,554	43,698	42,683	62,973
Investments in Affiliates(4)	24,124	21,987	2,137	—	—

Total	$1,854,811	$343,419	$580,510	$644,899	$285,983

(1)	Includes obligations under finance leases.

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

Payments to our managers include (a) a daily management fee of $956 per day per vessel, (b) total of 0.75% fee on charter revenues earned and (c) total fees of $2.5 million. Payments to our manager exclude the value of the shares of our common stock issued to the manager in exchange for its services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. The above represent total fees paid to Costamare Shipping and Costamare Services.

(4)	This amount represents our share of the remaining capital commitments with regards to the newbuild vessels on order under our Framework Deed with York.

(5)	These amounts exclude the following preferred stock dividend payment obligations (assumes that dividends are paid until earliest date for company to redeem shares):
Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$ 52,983	$ 21,063	$ 28,732	$ 3,188

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

Name	Age	Position
Konstantinos Konstantakopoulos	47	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	48	Chief Financial Officer and Class II Director
Vagn Lehd Møller	70	Class II Director
Charlotte Stratos	62	Class III Director
Konstantinos Zacharatos	44	Class I Director
Anastassios Gabrielides	52	General Counsel and Secretary

The term of our Class I director expires in 2017, the term of our Class II directors expires in 2018 and the term of our Class III directors expires in 2019.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Since March 2012 and July 2012, respectively, Mr. Møller has served as chairman of the boards of ZITON A/S (previously known as DBB Jack-up Services A/S) and Jack-up Invest Co2 A/S, both Danish companies investing in jack-up vessels chartered to off-shore windmill companies. From March 2010 to October 2015, Mr. Møller served on the boards of directors for Scan Global Logistics A/S and Scan Global Holdings A/S, both Danish based internal logistics companies, and he was elected chairman of the boards of directors of both companies in January 2011. From April 2015, Mr. Møller has been a member of the Board of The Survey Association A/S, a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2016, Ms Stratos served as an independent director for Hellenic Carriers Ltd. Ms. Stratos currently serves as an independent director for the Gyroscopic Fund, a hedge fund company.

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

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. These officers are employed and compensated for their services by Costamare Shipping or Costamare Services. As of December 31, 2016, over 2,000 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Costamare Shipping, Costamare Services and Shanghai Costamare each employed approximately 90, 10 and 30 people, respectively, all of whom were shore-based. In addition, our affiliated managers are responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships that they manage. Costamare Shipping and Shanghai Costamare control the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of March 10, 2017 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 10, 2017 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 91,439,431 shares of common stock, 2,000,000 shares of Series B Preferred Stock, 4,000,000 Series C Preferred Stock and 4,000,000 Series D Preferred Stock outstanding as of March 10, 2017. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	19,700,206	21.5%
Gregory Zikos	*
Konstantinos Zacharatos
Vagn Lehd Møller	*
Charlotte Stratos
Anastassios Gabrielides(2)
All officers and directors as a group (five persons)	19,953,271	21.8%
5% Beneficial Owners
Christos Konstantakopoulos(3)	17,256,079	18.9%
Achillefs Konstantakopoulos(4)	17,649,458	19.3%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 9,696,438 shares of common stock directly and 10,003,768 shares of common stock indirectly through entities controlled by Mr. Konstantakopoulos.

(2)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series C Preferred Stock and Series D Preferred Stock.

(3)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,696,439 shares of common stock directly and 7,559,640 shares of common stock indirectly through an entity controlled by Mr. Konstantakopoulos. He also holds 40,000 shares of Series D Preferred Stock through an entity controlled by Mr. Konstantakopoulos, or 1.0% of the issued and outstanding shares of Series D Preferred Stock.

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,696,439 shares of common stock directly and 7,953,019 shares of common stock indirectly through entities controlled by Mr. Konstantakopoulos. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity controlled by Mr. Konstantakopoulos, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock, and 4,400 shares of Series C Preferred Stock, or 0.1% of the issued and outstanding shares of Series C Preferred Stock.

*	Owns less than 1% of our issued and outstanding shares.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 10, 2017, we had approximately 15,297 stockholders of record.

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

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. Costamare Shipping, itself or through or together with a sub-manager, controls the selection and employment of seafarers for our containerships, directly through their crewing offices in Athens, Greece and Shanghai, China, and indirectly through our related crewing agent in the Philippines, C-Man Maritime, and independent manning agents in Romania and Bulgaria. The seafarers for our containerships managed by V.Ships Greece are arranged in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. In return for these services, we pay the fees described below.

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

Compensation of Our Manager and Services Provider

Costamare Shipping is providing us with general administrative services and certain commercial services as well as technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement.

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

Costamare Shipping received in 2016 and continues to receive in 2017 a fee of $956 per day or, in the case of a containership subject to a bareboat charter, $478 per day, for each containership, pro rated for the calendar days we own each containership. In 2015, such amounts were $956 and $478, respectively. We also paid to Costamare Shipping in 2016 and continue to pay in 2017 a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received, and continues to receive, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Starting in the fourth quarter of 2015 Costamare Services received and continues to receive from our container-shipowning subsidiaries a monthly fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares (0.2% of the issued and outstanding Costamare common stock as of January 1, 2015), based on the average closing price of our common stock on the NYSE for the ten days ending on the thirtieth day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2015 and December 31, 2016, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.86 million and $3.0 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2016 we paid aggregate fees of $2.5 million to Costamare Services and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2016, the terms of the Framework Agreement and Service Agreement automatically renewed for another one-year period, and will automatically renew for eight more consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters ended June 30, 2016, September 30, 2016 and December 31, 2016, members of the Konstantakopoulos family have each reinvested in full their cash dividends, receiving an aggregate of 2.4 million shares.

On December 5, 2016, the Company completed a follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. Members of the Konstantakopoulos family purchased 1,666,666 shares in the offering.

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

Under the Framework Deed entered into on May 15, 2013 and amended and restated on May 18, 2015, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 18, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of February 28, 2017, Costamare and York executed transactions with capital expenditure commitments of approximately $1.2 billion. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. Eighteen of our containerships, including five newbuilds and 13 existing Joint Venture vessels, have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Under the Framework Agreement, Costamare Shipping provides management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-owning entity formed under the Framework Deed pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2016, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed the amount of $3.0 million for services provided in accordance with the respective management agreements.

For a description of additional related party transactions, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which for purposes of review and approval, means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant stockholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.

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

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rates are not subject to adjustment. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 and January 17, 2017. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 and January 17, 2017. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 and January 17, 2017. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per

share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016 and February 6, 2017.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On August 17, 2016, November 4, 2016 and February 6, 2017 we issued 1,610,248 shares, 817,833 shares and 1,014,550 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstanatakopoulos family have each reinvested in full their cash dividends on each of the aforementioned dates.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings, and cash flows and for debt repayment and dry-docking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. We cannot assure you that we will pay regular quarterly dividends in the amounts stated above or elsewhere in this annual report, and dividends may be reduced or discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Set out below is a table showing the dividends and distributions paid in 2012, 2013, 2014, 2015 and 2016.

	Year Ended December 31,
	2012	2013	2014	2015	2016	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$73.1	$80.8	$83.0	$86.3	$53.9	$377.1
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	—	—	—	—	19.5	19.5
Preferred Stock dividends paid	—	0.7	10.1	16.0	21.1	47.9

Total	$73.1	$81.5	$93.1	$102.3	$94.5	$444,5

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Our common stock has been trading on the NYSE under the symbol “CMRE” since November 4, 2010. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2012	$16.05	$12.35
2013	18.92	14.44
2014	24.36	17.61
2015	20.35	8.82
First Quarter 2015	19.79	16.00
Second Quarter 2015	20.35	17.24
Third Quarter 2015	18.50	11.68
Fourth Quarter 2015	14.93	8.82
First Quarter 2016	9.62	6.23
Second Quarter 2016	10.70	7.67
Third Quarter 2016	10.45	6.95
Fourth Quarter 2016	9.05	5.57
October 2016	9.05	6.50
November 2016	7.58	5.76
December 2016	5.86	5.57
January 2017	6.39	5.31
February 2017	6.27	5.25
March 2017 (March 1, 2017 through March 13, 2017)	6.35	6.06

Our Series B Preferred Stock has been trading on the NYSE under the symbol “CMRE PRB” since August 7, 2013. The following table shows the high and low closing sales prices for our Series B Preferred Stock during the indicated periods.

	Price Range
	High	Low
2013 (August 7, 2013 to December 31, 2013)	$24.90	$22.20
2014	25.93	22.80
2015	26.20	15.07
First Quarter 2015	26.20	23.70
Second Quarter 2015	26.02	20.81
Third Quarter 2015	22.19	20.51
Fourth Quarter 2015	22.68	15.07
First Quarter 2016	18.00	11.96
Second Quarter 2016	20.30	17.27
Third Quarter 2016	23.00	18.04
Fourth Quarter 2016	22.70	18.50
October 2016	22.70	19.69
November 2016	20.00	18.50
December 2016	20.53	19.03
January 2017	22.00	21.25
February 2017	22.25	21.16
March 2017 (March 1, 2017 through March 13, 2017)	22.12	21.26

Our Series C Preferred Stock has been trading on the NYSE under the symbol “CMRE PRC” since January 22, 2014. The following table shows the high and low closing sales prices for our Series C Preferred Stock during the indicated periods.

	Price Range
	High	Low
2014 (January 22, 2014 to December 31, 2014)	$24.90	$24.55
2015	27.09	15.93
First Quarter 2015	27.00	25.24
Second Quarter 2015	27.09	23.36
Third Quarter 2015	24.79	21.90
Fourth Quarter 2015	23.06	15.93
First Quarter 2016	18.55	12.49
Second Quarter 2016	20.80	17.80
Third Quarter 2016	22.68	19.10
Fourth Quarter 2016	22.05	17.96
October 2016	22.05	20.74
November 2016	20.80	17.96
December 2016	21.67	19.97
January 2017	22.58	21.74
February 2017	22.56	21.87
March 2017 (March 1, 2017 through March 13, 2017)	22.48	22.20

Our Series D Preferred Stock has been trading on the NYSE under the symbol “CMRE PRD” since May 15, 2015. The following table shows the high and low closing sales prices for our Series D Preferred Stock during the indicated periods.

	Price Range
	High	Low
2015 (May 15, 2015 to December 31, 2015)	$25.05	$15.82
Second Quarter 2015 (May 15, 2015 to June 30, 2015)	25.05	23.19
Third Quarter 2015	24.54	21.38
Fourth Quarter 2015	23.09	15.82
First Quarter 2016	18.80	12.70
Second Quarter 2016	21.46	17.99
Third Quarter 2016	23.29	19.88
Fourth Quarter 2016	22.81	18.22
October 2016	22.81	21.01
November 2016	21.29	18.22
December 2016	22.20	20.55
January 2017	23.21	22.21
February 2017	23.04	22.42
March 2017 (March 1, 2017 through March 13, 2017)	23.00	22.68

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2016, 90,424,881 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2016: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; and 4,000,000 shares of Series D Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

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

(e)

Facility Agreement dated July 22, 2008 (the “Facility Agreement”), relating to a loan facility of $1,000,000,000 comprising (i) a term loan facility of up to $700,000,000 and (ii) a revolving credit facility of up to $300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(f)

Ninth Supplemental Agreement, dated September 28, 2016, in relation to the Facility Agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(g)

Restrictive Covenant Agreement dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(h)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(i)

Agreement Relating to Group Management Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc. dated January 22, 2013, please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(j)

Amended and Restated Management Agreement dated March 3, 2015, between Costamare Shipping Company S.A. and Costamare Inc. For a description of the Group Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(k)

Framework Deed dated May 15, 2013 as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Deed”.

(l)

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

(n)	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015.

(o)

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

(a)	the common stock or Preferred Stock is readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);

(c)	you own our common stock or our Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

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

I. Subsidiary Information

We have guaranteed $174.6 million of indebtedness outstanding at Joint Venture entities.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2016 by approximately $1.9 million based upon our debt level during 2016.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2017	2.8
2018	3.5
2019	3.5
2020	2.2
2021	0.7

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

At December 31, 2015 and 2016, we had interest rate swap agreements with an outstanding notional amount of $904.6 million and $783.4 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2015 and 2016, amounted to a liability of $39.7 million and a liability of $10.5 million, respectively and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2015 and 2016, we had interest rate swap agreements with an outstanding notional amount of $207.4 million and $199.8 million, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2015 and 2016, was a liability of $12.5 million and a liability of $4.9 million, respectively and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between March 2017 and August 2020.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2016, approximately 36% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2016, the Company was engaged in three Euro/U.S. dollar contracts totaling $9.0 million at an average forward rate of Euro/U.S. dollar 1.0653 expiring in monthly intervals up to March 2017.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

In making its assessment of our internal control over financial reporting as of December 31, 2016, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2016, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our

independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016, which is incorporated by reference into Item 15.C below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 Rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2016.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2015 and 2016.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2016 and 2015 and breaks down these amounts by the category of service.

	2016	2015
Audit fees	€543,000	€579,075
Tax fees	€14,806	€7,400

Total fees	€557,806	€586,475

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2016 and 2015 and for the review of the quarterly financial information, as well as in connection with the review of the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees in connection with our filings with the SEC in 2015 amounted to €75,075 and are included in the 2015 total fees in the aforementioned table. Audit fees in connection with our filings with the SEC in 2016 amounted to €39,000 and are included in the 2016 total fees in the aforementioned table.

Tax fees

The full amount of tax fees in 2015 and 2016 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2015 and December 31, 2016.

Audit-related fees

No audit-related fees were billed in 2015 and 2016.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the common shares purchased or received in 2016 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

March 2016(1)	74,800	—	—	—
June 2016(1)	74,800	—	—	—
August 2016(2)	543,323	—	—	—
September 2016(1)	74,800	—	—	—
November 2016(2)	275,354	—	—	—
December 2016(1)	74,800	—	—	—
December 2016(3)	1,666,666	6.00	—	—

Total	2,784,543

(1)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

(2)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

(3)	These shares were purchased by Kent Maritime Investments S.A. in the Company’s follow-on public equity offering on December 5, 2016.

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

4.5

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of $1,000,000,000 comprising (i) a term loan facility of up to $700,000,000 and (ii) a revolving credit facility of up to $300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengessellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengessellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and the Company, as borrower(2)

4.6	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(1)

4.7	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.8	Agreement Relating to Group Management Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated January 22, 2013(1)

4.9	Amended and Restated Management Agreement between Costamare Inc. and Costamare Shipping Company S.A., dated March 3, 2015(3)

4.10	Framework Deed dated May 15, 2013 as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.11	Framework Agreement dated November 2, 2015, by and between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.12	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(3)

4.13	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015(3)

4.14	Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein(3)

4.15	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.16	Ninth Supplemental Agreement, dated September 28, 2016, in relation to the Facility Agreement dated 22nd July, 2008 for an amount of (initially) $1,000,000,000.(4)

Exhibit No.	Description

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(2)

Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), declared effective by the SEC on November 3, 2010 and hereby incorporated by reference to such Registration Statement.

(3)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Annual Report.

(4)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K for the month of November 2016, filed with the SEC on November 8, 2016 and hereby incorporated by reference to such Report.

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

Dated: March 14, 2017

COSTAMARE INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), COSTAMARE INC.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 14, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of COSTAMARE INC.

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). COSTAMARE INC.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, COSTAMARE INC. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016, of COSTAMARE INC. and our report dated March 14, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 14, 2017

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2015 and 2016

	As of December 31,
	2015	2016
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,105	$164,898
Restricted cash	14,007	6,882
Accounts receivable	1,111	971
Inventories (Note 5)	10,578	11,415
Due from related parties (Notes 3 and 9)	6,012	3,447
Fair value of derivatives (Notes 18 and 19)	352	—
Insurance claims receivable	3,906	2,886
Prepaid lease rentals (Note 11)	4,982	8,752
Accrued charter revenue (Note 12)	457	408
Prepayments and other	3,546	3,914
Vessel held for sale (Note 6)	—	6,256

Total current assets	145,056	209,829

FIXED ASSETS, NET:
Capital leased assets (Note 11)	242,966	384,872
Vessels, net (Note 6)	2,004,650	1,688,285

Total fixed assets, net	2,247,616	2,073,157

NON-CURRENT ASSETS:
Equity method investments (Note 9)	117,931	153,126
Prepaid lease rentals, non-current (Note 11)	35,829	51,670
Accounts receivable, non-current (Note 3)	1,425	1,575
Deferred charges, net (Note 7)	22,809	20,367
Restricted cash	48,708	38,783
Fair value of derivatives, non-current (Notes 18 and 19)	—	762
Accrued charter revenue, non-current (Note 12)	569	185
Other non-current assets (Note 4)	12,612	8,970

Total assets	$2,632,555	$2,558,424

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$183,828	$198,277
Accounts payable	4,047	3,848
Due to related parties (Note 3)	371	191
Capital lease obligations, net (Note 11)	14,307	29,059
Accrued liabilities	15,225	11,109
Unearned revenue (Note 12)	18,356	19,668
Fair value of derivatives (Notes 18 and 19)	32,462	16,161
Other current liabilities	1,712	1,673

Total current liabilities	270,308	279,986

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,134,764	856,330
Capital lease obligations, net of current portion (Note 11)	217,810	331,196
Fair value of derivatives, net of current portion (Notes 18 and 19)	19,655	—
Unearned revenue, net of current portion (Note 12)	26,508	16,488

Total non-current liabilities	1,398,737	1,204,014

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	8	9
Additional paid-in capital (Note 14)	963,904	1,057,423
Retained earnings	44,247	31,416
Accumulated other comprehensive loss (Notes 18 and 20)	(44,649)	(14,424)

Total stockholders’ equity	963,510	1,074,424

Total liabilities and stockholders’ equity	$2,632,555	$2,558,424

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2014, 2015 and 2016

	For the years ended December 31,
	2014	2015	2016
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$483,995	$490,378	$468,189
EXPENSES:
Voyage expenses	(3,608)	(2,831)	(1,887)
Voyage expenses-related parties (Note 3)	(3,629)	(3,673)	(3,512)
Vessels’ operating expenses	(120,815)	(117,193)	(105,783)
General and administrative expenses	(6,708)	(6,275)	(7,269)
General and administrative expenses–related parties (Note 3)	(1,000)	(11,123)	(7,451)
Management fees-related parties (Note 3)	(18,469)	(18,877)	(18,629)
Amortization of dry-docking and special survey costs (Note 7)	(7,814)	(7,425)	(7,920)
Depreciation (Notes 6, 11 and 20)	(105,787)	(101,645)	(100,943)
Amortization of prepaid lease rentals (Note 11)	(4,024)	(4,982)	(6,779)
Gain / (Loss) on sale / disposal of vessels, net (Note 6)	2,543	1,688	(4,440)
Loss on vessel held for sale (Note 6)	—	—	(37,161)
Foreign exchange gains / (losses), net	7	(129)	(360)

Operating income	214,691	217,913	166,055

OTHER INCOME / (EXPENSES):
Interest income	815	1,373	1,630
Interest and finance costs (Notes 2 and 16)	(86,306)	(79,631)	(72,808)
Swaps breakage cost (Note 18)	(10,192)	—	(9,701)
Equity loss on investments (Note 9)	(3,428)	(529)	(78)
Other, net	3,294	427	595
Gain / (Loss) on derivative instruments, net (Notes 2 and 18)	(3,787)	4,211	(3,991)

Total other expenses	(99,604)	(74,149)	(84,353)

Net Income	$115,087	$143,764	$81,702

Earnings allocated to Preferred Stock (Note 15)	(11,909)	(17,903)	(21,063)

Net income available to Common Stockholders	103,178	125,861	60,639

Earnings per common share, basic and diluted (Note 15)	$1.38	$1.68	$0.79

Weighted average number of shares, basic and diluted	74,800,000	75,027,474	77,243,252

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2014, 2015 and 2016

	For the years ended December 31,
	2014	2015	2016
	(Expressed in thousands of U.S. dollars)
Net income for the year	$115,087	$143,764	$81,702

Other comprehensive income / (loss):
Unrealized gain on cash flow hedges, net (Notes 18 and 20)	22,802	11,382	29,065
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 10 and 20)	(489)	—	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	103	103	84
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Note 11)	6,604	—	1,076

Other comprehensive income for the year	$29,020	$11,485	$30,225

Total comprehensive income for the year	$144,107	$155,249	$111,927

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2014, 2015 and 2016

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings / (Accumulated deficit)	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2014	—	$—	—	$—	2,000,000	$—	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949

- Net income	—	—	—	—	—	—	—	—	—	—	115,087	115,087
- Preferred stock Series C issuance	—	—	4,000,000	—	—	—	—	—	96,850	—	—	96,850
- Preferred stock Series C expenses	—	—	—	—	—	—	—	—	(327)	—	—	(327)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(83,028)	(83,028)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(11,909)	(11,909)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	29,020	—	29,020

BALANCE, December 31, 2014	—	$—	4,000,000	$—	2,000,000	$—	74,800,000	$8	$858,665	$(56,134)	$103	$802,642

- Net income	—	—	—	—	—	—	—	—	—	—	143,764	143,764
- Preferred stock Series D issuance	4,000,000	—	—	—	—	—	—	—	96,850	—	—	96,850
- Preferred stock Series D expenses	—	—	—	—	—	—	—	—	(234)	—	—	(234)
- Issuance of common stock (Note 3)	—	—	—	—	—	—	598,400	—	8,623	—	—	8,623
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(86,280)	(86,280)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(13,340)	(13,340)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	11,485	—	11,485

BALANCE, December 31, 2015	4,000,000	$—	4,000,000	$—	2,000,000	$—	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510

- Net income	—	—	—	—	—	—	—	—	—	—	81,702	81,702
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	15,026,481	1	93,847	—	—	93,848
- Issuance of common stock expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	(328)	—	—	(328)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(73,470)	(73,470)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	30,225	—	30,225

BALANCE, December 31, 2016	4,000,000	$—	4,000,000	$—	2,000,000	$—	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2015 and 2016

	For the years ended December 31,
	2014	2015	2016
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$115,087	$143,764	$81,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,787	101,645	100,943
Allowance for doubtful amounts	2,888	—	—
Other non-current assets	—	—	4,000
Amortization of debt discount	—	(798)	(659)
Amortization of prepaid lease rentals	4,024	4,982	6,779
Amortization and write-off of financing costs	4,107	1,896	2,613
Amortization of deferred dry-docking and special survey costs	7,814	7,425	7,920
Equity based payments	—	8,623	4,951
Net settlements on interest rate swaps qualifying for cash flow hedge	(489)	—	—
Gain on derivative instruments, net	(5,469)	(16,856)	(4,509)
Loss / (gain) on sale / disposal of vessels, net	(2,543)	(1,688)	4,440
Loss on vessel held for sale	—	—	37,161
Equity loss on investments	3,428	529	78
Changes in operating assets and liabilities:
Accounts receivable	13,705	1,254	(10)
Due from related parties	(1,768)	(1,565)	2,565
Inventories	(560)	987	(837)
Insurance claims receivable	(330)	(2,147)	1,020
Prepayments and other	(2,543)	1,447	(368)
Accounts payable	482	(2,249)	(199)
Due to related parties	—	371	(180)
Accrued liabilities	2,731	4,087	(6,669)
Unearned revenue	900	373	(545)
Other current liabilities	(854)	(574)	(39)
Dry-dockings	(10,150)	(9,461)	(5,868)
Accrued charter revenue	7,023	2,618	(7,730)

Net Cash provided by Operating Activities	243,270	244,663	226,559

Cash Flows From Investing Activities:
Equity method investments	(85,103)	(44,881)	(35,273)
Dividend from equity method investees	31,828	—	—
Debt securities capital redemption	—	—	46
Advances for vessel acquisitions	(59,058)	—	—
Vessel acquisitions / Additions to vessel cost	(28,984)	(2,758)	(2,792)
Proceeds from the sale of vessels, net	22,054	4,655	3,629

Net Cash used in Investing Activities	(119,263)	(42,984)	(34,390)

Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	96,523	96,616	69,037
Capital lease proceeds	256,716	—	151,848
Capital lease repayment	(9,583)	(13,509)	(21,637)
Proceeds from long-term debt	9,000	—	71,000
Repayment of long-term debt	(356,635)	(196,850)	(335,764)
Payment of financing costs	(2,055)	—	(3,907)
Dividends paid	(93,074)	(102,287)	(75,003)
(Increase) / Decrease in restricted cash	(5,189)	1,367	17,050

Net Cash used in Financing Activities	(104,297)	(214,663)	(127,376)

Net increase / (decrease) in cash and cash equivalents	19,710	(12,984)	64,793
Cash and cash equivalents at beginning of the year	93,379	113,089	100,105

Cash and cash equivalents at end of the year	$113,089	$100,105	$164,898

Supplemental Cash Information:
Cash paid during the year for interest	$46,043	$45,213	$51,186

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Konstantakopoulos Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012 and December 5, 2016, the Company completed three follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares, 7,000,000 shares and 12,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share and $6.00 per share, respectively, increasing the issued share capital to 86,800,000 shares. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3), in accordance with the Group Management Agreement until November 2, 2015, and the Services Agreement from November 2, 2015, respectively. During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3) pursuant to the Services Agreement. On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). Under the plan, the Company issued to its common stockholders 2,428,081 shares, in aggregate, increasing the issued share capital to 90,424,881 shares. At December 31, 2016, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 59.3% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2015 and 2016, the Company owned and/or operated a fleet of 54 and 53 container vessels, respectively, with a total carrying capacity of approximately 317,774 and 314,423 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At December 31, 2016, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except five incorporated in the Republic of the Marshall Islands.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

Under Accounting Standards Codification (“ASC”) 810 “Consolidation” (formerly Accounting Research Bulletin (“ARB”) No. 51), a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2015 and 2016 no such interest existed.

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

(g) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts. At

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2015 and 2016, is $0.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate, which up until December 31, 2014, was estimated to be approximately $0.250 per lightweight ton. In order to align the scrap rate estimates with the current historical average scrap rate, effective from January 1, 2015, the Company adjusted the estimated scrap rate used to calculate the vessels’ salvage value from $0.250 to $0.300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense prospectively. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease depreciation expense by $5,388 and increase net income by $5,388 or $0.07 per common share, basic and diluted, for the year ended December 31, 2015.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

As of December 31, 2015 and 2016, the Company concluded that, as conditions in the worldwide shipping industry remain depressed, indicators existed which triggered the existence of potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of the Company’s long-lived assets by comparing the undiscounted projected net operating cash flows for each vessel to its respective carrying value. The Company’s strategy is mainly to charter its vessels under long-term, fixed or variable rate time charters, providing the Company with contracted future cash flows.

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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. To the extent impairment indicators are present, the undiscounted projected net operating cash flows are determined as the sum of (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, or, for vessels with a remaining useful life of five years or less, an estimated charter rate that such vessels can earn in the current market) over the remaining estimated life of the vessel, over (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.76%, based on the Company’s historical data, (ii) planned dry-docking and special survey expenditures, (iii) management fees expenditures and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 16 to 30 days depending on the size and age of each vessel), which is based on historical experience. The Company considers the most recent ten year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels since such historical average represents a full shipping cycle that captures the highs and lows of the market. The Company utilizes the standard deviation in order to eliminate the outliers in the period before computing the historic ten year average rates. The salvage value used in the impairment test is estimated at approximately $0.300 per light weight ton in accordance with the vessels’ depreciation policy.

The Company’s assessment concluded that no impairment loss should be recorded as of December 31, 2014, 2015 and 2016, for the assets held and used, as the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel.

(m) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

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

(p) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

Revenues for 2014, 2015 and 2016, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2014	2015	2016
A	29%	31%	30%
B	26%	26%	28%
C	14%	13%	14%
D	18%	18%	19%

Total	87%	88%	91%

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

The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

On January 1, 2016 the Company changed the presentation of interest accrued and realized on non-hedging derivative instruments and reclassified such from the Interest and Finance costs line item to Gain / (Loss) on derivative instruments, net on the consolidated statements of income. Comparative figures have been recast to reflect this change in presentation.

The Company also enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(u) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2016. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

(v) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 18 and 19).

ASC 825 “Financial Instruments” permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008, at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already so reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this standard.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

(x) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

(y) Capital Leases: The Financial Accounting Standards Board (“FASB”) ASC 840 classifies leases as capital or operating. Capital leases are accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee and as a sale or financing by the lessor. All other leases are accounted for as operating leases. The determination of whether an arrangement is (or contains) a capital lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 840-10-25-1.

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

(z) Investments in Equity and Debt Securities: The Company classifies debt securities and equity securities pursuant to the provisions of ASC 320-10-25-1 “Investments—Debt and Equity Securities”, into one of the following three categories:

a. Trading securities: If the Company acquires a security with the intent of selling it in the near term, the security is classified as trading,

b. Available-for-sale securities: Investments in debt securities and equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities and

c. Held-to-maturity securities: Investments in debt securities are classified as held-to-maturity only if the Company has the positive intent and ability to hold these securities to maturity.

In order to determine the applicable category, the Company considers the following: (i) if the Company intends to sell the security, (ii) whether it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) cost, and (iii) whether the security has a readily determinable fair value or not.

Debt and equity securities which are decided on inception to be accounted for as trading securities or available-for-sale securities are initially recognized at cost and subsequently are

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

measured at fair value. Declines in the fair value of trading securities are recognized in earnings, while declines in the fair value of available-for-sale securities are recorded in Other Comprehensive Income and affect earnings when the securities are disposed. Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less impairment. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity. Management evaluates debt securities held-to-maturity for other than temporary impairment at each reporting date. In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited, to the following: (i) the extent of the duration of the decline; (ii) the reasons for the decline in value, and (iii) the financial condition of and near-term prospects of the issuer. An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

Equity securities with no readily determinable fair value, which relate to an entity in which the Company does not have the ability to exercise significant influence, are accounted for pursuant to the provisions of ASC 325-20 “Investments - Other Cost Method Investments”. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

(aa) Stock Based Compensation: The Company accounts for stock based payment awards granted to Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. (Note 3 and 14a), for the services provided by these entities, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

Recent Accounting Pronouncements Not Yet Adopted

In July 2015, the FASB issued ASU No. 2015-11—Inventory. ASU 2015-11 is part of the FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments—Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This Update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02—Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

In March 2016, the FASB issued ASU No. 2016-07—Investments—Equity Method and Joint Ventures (Topic 323) to simplify the accounting for equity method investments which eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This Update is effective for all entities for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The Company believes that the implementation of this Update will not have any material impact on its financial statements and has not elected early adoption.

In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU No. 2016-10—Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,”

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

(3) “Noncash Consideration,” (4) “Contract Modifications at Transition,” (5) “Completed Contracts at Transition,” and (6) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective.

The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). We will adopt the standard in the first quarter of 2018 and preliminarily expect to use the modified retrospective method. However, the Company is in the process of reviewing its historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

In August 2016, the FASB issued ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of any corporate-owned life insurance policy (“COLI”) (including any bank-owned life insurance policy (“BOLI”)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period; however early adoption is permitted. The Company is currently

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services and certain commercial services.

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships in exchange for a daily fee for each containership.

On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the “Group Management Agreement”) which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping, and in respect of the flat fee for the supervision of each newbuild ordered by the Company beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares (equal to 0.8% of the issued and outstanding Company common stock as of January 1, 2015) payable quarterly in arrears. No separate payment is made for the services of the Company’s executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group Management Agreement has been terminated on November 2, 2015.

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

Pursuant to the Group Management Agreement (which was effective until November 2, 2015), the Framework Agreement and the Services Agreement (each of which became effective on November 2, 2015), Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015, and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and, (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

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

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping (i) prior to November 2, 2015, under the Group Management Agreement,and (ii) since November 2, 2015, under the Framework Agreement. The net profits earned during the years ended December 31, 2014, 2015 and 2016, amounted to $392, $718 and $561, respectively and are included as a reduction in management fees-related parties in the accompanying consolidated statements of income. As at December 31, 2016, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 21 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the years ended December 31, 2014, 2015 and 2016, amounted to $18,642, $19,411 and $19,190 respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services as from November 2, 2015, charged (i) $3,512 for the year ended December 31, 2016 ($3,673 for the year ended December 31, 2015 and $3,629 for the year ended December 31, 2014), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statement of income for the year ended December 31, 2016, (ii) $2,500, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the year ended December 31, 2016 ($2,500 for the year ended December 31, 2015 and $1,000 for the year ended December 31, 2014) and (iii) $4,951 representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the year ended December 31, 2016 ($8,623 for the year ended December 31, 2015). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 and $1,575 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2015 and 2016 consolidated balance sheets, respectively.

During the years ended December 31, 2014, 2015 and 2016, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amount of $1,572, $1,856 and $2,996, respectively for services provided in accordance with the respective management agreements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The balance due from Costamare Shipping at December 31, 2015 and 2016, amounted to $3,728 and $2,841, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2015 and 2016, amounted to $371 and $191, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company. CIEL provided the Company’s vessels, through to April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena wreck. Management fees charged by CIEL in the years ended December 31, 2014, 2015 and 2016, amounted to$219, $184 and nil, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at both December 31, 2015 and 2016 amounted to $606 and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the Peoples’ Republic of China and is not part of the consolidated group of the Company but is a related party. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of December 31, 2016, Shanghai Costamare provided such services to 15 (13 as of December 31, 2015) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2015 and 2016.

4. Other non-current assets:

As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2016, the Company recorded $659 in relation to their fair value unwinding ($798 for the year ended December 31, 2015), which is included in “Interest income” in the consolidated statement of income for the year ended December 31, 2016. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2016, which approximates

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. As of December 31, 2016, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment, which at inception approximates the fair value of the instruments considering that it related to a nonmonetary exchange (as described above). As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim, which is included in General and administrative expenses in the 2016 consolidated statement of income. The value of the investment in equity securities in Zim is based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market and its medium term prospects and the effects of the operational and commercial restructuring that ZIM has proceeded within 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014.

5. Inventories:

Inventories of $10,578 and $11,415 in the accompanying balance sheets at December 31, 2015 and 2016, respectively relate to bunkers, lubricants and spare parts.

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2014	2,960,999	(773,611)	2,187,388

Depreciation	—	(99,515)	(99,515)
Vessel acquisitions and other vessels’ costs	28,984	—	28,984
Disposals	(36,543)	18,506	(18,037)

Balance, December 31, 2014	2,953,440	(854,620)	2,098,820

Depreciation	—	(93,961)	(93,961)
Other vessels’ costs	2,758	—	2,758
Disposals	(6,156)	3,189	(2,967)

Balance, December 31, 2015	2,950,042	(945,392)	2,004,650

Depreciation	—	(90,917)	(90,917)
Other vessels’ costs	2,792	—	2,792
Disposals	(12,228)	4,249	(7,979)
Transfer to vessel held for sale	(55,043)	11,944	(43,099)
Sale and leaseback (Note 11)	(196,676)	19,514	(177,162)

Balance, December 31, 2016	2,688,887	(1,000,602)	1,688,285

During the year ended December 31, 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi (Note 11).

During the year ended December 31, 2014, the Company acquired three secondhand vessels the Neapolis, the Areopolis and the Lakonia at an aggregate price of $27,740.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

During the year ended December 31, 2014, the Company sold for scrap the container vessels Konstantina, MSC Kyoto and Akritas at an aggregate price of $24,329 and recognized a net gain of $2,543, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2014 consolidated statement of income.

During the year ended December 31, 2015, the Company sold for scrap the container vessel MSC Challenger at a price of $5,022 and recognized a gain of $1,688, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2015 consolidated statement of income.

On July 6, 2016 and July 15, 2016, the Company entered into an agreement with a financial institution to refinance the then outstanding balance of the loan relating to MSC Athos and MSC Athens under a seven-year sale and leaseback transaction (Note 11). Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on charter with their initial time charterer.

During the year ended December 31, 2016, the Company sold for demolition the container vessel Karmen at a price of $3,953 and recognized a loss of $4,440, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2016 consolidated statement of income. On December 28, 2016, the Company decided to make arrangements to sell the vessel MSC Romanos. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel MSC Romanos as “held for sale” were met. As at December 31, 2016, the amount of $6,256, separately reflected in Vessel held for sale in the consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions, (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $37,161, is separately reflected in Loss on vessel held for sale in the 2016 consolidated statement of income.

Forty-eight of the Company’s vessels, including the vessel held for sale, with a total carrying value of $1,731,384 as of December 31, 2016, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the five vessels under the sale and leaseback transaction described in Note 11.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Dry-docking and Special Survey Costs
Balance, January 1, 2014	19,910

Additions	10,150
Amortization	(7,814)
Write-off	(1,473)

Balance, December 31, 2014	20,773

Additions	9,461
Amortization	(7,425)

Balance, December 31, 2015	22,809

Additions	5,868
Amortization	(7,920)
Write-off	(72)
Transfer to vessel held for sale	(318)

Balance, December 31, 2016	20,367

During the years ended December 31, 2014, 2015 and 2016, eleven, ten and six vessels, respectively, underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

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

Under the terms of the Framework Deed, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Deed and York would hold the balance. The Framework Deed was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the “Restated Framework Deed”). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at December 31, 2016, the Company holds a range of 25% to 49% of the capital stock of eighteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

9. Equity method investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel/Hull	Participation % December 31, 2016	Date Established /Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Skerrett Maritime Co.	Hull NCP0152	49%	December 23, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Triton	40%	October 16, 2013
Bertrand Maritime Co.	Titan	40%	October 16, 2013
Beardmore Maritime Co.	Talos	40%	December 23, 2013
Schofield Maritime Co.	Taurus	40%	December 23, 2013
Fairbank Maritime Co.	Theseus	40%	December 23, 2013
Platt Maritime Co.	Hull YZJ1206	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015
Connell Maritime Co.(*)	n/a	n/a	December 18, 2013

(*)	Dissolved on December 16, 2016

During the year ended December 31, 2013, in accordance with the Framework Deed, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such ship-owning companies. There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated. During the year ended December 31, 2016, Costamare Ventures contributed $613 to the equity of Steadman Maritime Co. During the year ended December 31, 2016 the Company received $613 in the form of a special dividend from Horton Maritime Co. and Marchant Maritime Co.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

During 2013, Costamare Ventures participated with a 49% interest in the equity of Kemp Maritime Co. and Hyde Maritime Co. which entered into ship-building contracts for the construction of two 11,000 TEU container vessels. During the years ended December 31, 2015 and 2016, Costamare Ventures contributed in aggregate $921 and $3,187, respectively. In June 2016, both companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $88,000, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2015, Costamare Ventures participated with a 25% interest in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., which entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $13,200, in the aggregate. During the year ended December 31, 2016, Costamare Ventures contributed $4,662, in the aggregate, to the equity of Ainsley Maritime Co. and Ambrose Maritime Co. In August 2016, these two companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $86,600, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York, through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing $30,305, in the aggregate. In December 2014, these five companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of 12 years. Upon novation of the contracts, the Company received $23,400 in the form of a dividend. During the year ended December 31, 2015 and 2016, Costamare Ventures contributed in aggregate $1,090 and $25,323, respectively, to such companies.

During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Connell Maritime Co. by contributing $6,669. In December 2016, the shareholders of Connell Maritime Co. signed the dissolution of the entity. During the year ended December 31, 2014, Costamare Ventures participated with a 49% interest in the equity of Smales Maritime Co. by contributing $4,654 for the acquisition of the secondhand vessel Elafonisos of which $251 was refunded to the Company during the year ended December 31, 2015. During the year ended December 31, 2016, Costamare Ventures contributed $463 to the equity of Smales Maritime Co.

During the year ended December 31, 2015, Costamare Ventures participated with a 49% interest in the equity of Geyer Maritime Co. by contributing $3,212 for the acquisition of the secondhand vessel Arkadia and a 49% interest in the equity of Skerrett Maritime Co., which entered into a ship-building contract for the construction of an 11,000 TEU container vessel. During the year ended December 31, 2015 and 2016, Costamare Ventures contributed to Skerrett Maritime Co., in the aggregate, $21,662 and $218, respectively. Costamare Ventures also participated with a 49% interest to the equity of Goodway Maritime Co., for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016, by contributing in the aggregate, $637 during the year ended December 31, 2015 and $2,925 during the year ended December 31, 2016.

During 2015, Costamare Ventures participated with a 49% interest in the equity of Platt Maritime Co. and Sykes Maritime Co., which entered into ship-building contracts for the construction of two 3,800 TEU container vessels, by contributing $4,410, in the aggregate. In December 2015, these two companies agreed to novate their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of seven years. Upon novation of the contracts in February 2016, the Company received $2,744 in the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

form of a special dividend. During the year ended December 31, 2016, the Company contributed in the aggregate, the amount of $427.

For the years ended December 31, 2014, 2015 and 2016, the Company recorded net losses of $3,428, $529 and $78, respectively on equity method investments, which are separately reflected as Equity loss on investments in the accompanying consolidated statements of income. Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2015 and 2016, the aggregate balance due from these companies amounted to $1,678 and nil, respectively and are included in Due from related parties in the accompanying consolidated balance sheets.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31,
	2015	2016
Non-current assets	290,805	952,458
Current assets	11,969	35,993

	302,774	988,451

Current liabilities	5,335	39,428

	Years ended December 31,
	2015	2016
Voyage revenue	14,218	45,887

Net income / (loss)	(1,669)	736

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2015	December 31, 2016
A.	Credit Facility		495,993	406,103

B.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	82,500	—
	2.	Mas Shipping Co.	30,625	22,375
	3.	Montes Shipping Co. and Kelsen Shipping Co.	66,000	54,000
	4.	Capetanissa Maritime Corporation	45,000	—
	5.	Rena Maritime Corporation	42,500	—
	6.	Costamare Inc.	60,463	50,313
	7.	Costamare Inc.	111,417	—
	8.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	193,545	178,264
	9.	Raymond Shipping Co. and Terance Shipping Co.	126,878	115,964
	10.	Costamare Inc.	68,170	53,475
	11.	Uriza Shipping S.A.	—	36,833
	12.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	—	109,000
	13	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	—	32,000

			827,098	652,224

		Total	1,323,091	1,058,327
		Less: Deferred financing costs	(4,499)	(3,720)

		Total long term debt, net	1,318,592	1,054,607

		Less: Long-term debt current portion	(185,259)	(199,637)
		Add: Deferred financing costs, current portion	1,431	1,360

		Total long term debt, non-current, net	1,134,764	856,330

A. Credit Facility:

On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin.

On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement and mortgaged four additional vessels in favor of the lending banks. Under the supplemental agreement, the outstanding balance of the Facility as of December 31, 2016, is repayable in 17 equal, consecutive quarterly installments, of $22,473 each plus a final installment of $24,062.

The Facility, as of December 31, 2016, was secured with, among others, first priority mortgages over 22 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts of the vessels and corporate guarantees of 22 ship-owning companies.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The Facility and certain of the term loans described under Note 10.B below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceeds the Total Liabilities, to exceed $500,000. The Company’s other term loans described under Note 10.B below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the aforementioned financial covenants.

B. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. On August 10, 2016, both companies (each a subsidiary of Costamare) entered into a new loan agreement (Note 10.B.12) along with Capetanissa Maritime Corporation (Note 10.B.4), in order to extend the repayment and amend the repayment profile of the then outstanding loan in the amount of $78,000.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. As at December 31, 2016, the outstanding balance of the loan of $22,375 is repayable in 3 equal semi-annual installments of $4,125, each from February 2017 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of Costamare) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. As at December 31, 2016, the outstanding balance of the loan of $54,000 is repayable in 8 consecutive semi-annual variable installments from June 2017 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Capetanissa Maritime Corporation entered into a new loan agreement (Note 10.B.12) along with Costis Maritime Corporation and Christos Maritime Corporation (Note 10.B.1), in order to extend the repayment and amend the repayment profile of the then outstanding loan in the amount of $38,500.

5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation entered into a new loan agreement (Note 10.B.13) along with Finch Maritime Co. and Joyner Carriers S.A. in order to refinance the then outstanding balance of $37,500 and finance the working capital needs of the other two borrowers.

6. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

months. As of December 31, 2016, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at December 31, 2016, MSC Romanos was classified as held for sale (Note 6) and the outstanding balance of the Tranche (A) of the loan of $18,288, included in Current portion of long-term debt, net of deferred financing costs in the consolidated balance sheet as at December 31, 2016, was fully repaid in January 2017 (Note 21(c)). As at December 31, 2016, the outstanding balance of the Tranche (B) of the loan of $21,000 is repayable in 12 equal quarterly installments of $1,050 from January 2017 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at December 31, 2016, the outstanding balance of the Tranche (C) of the loan of $11,025 is repayable in 13 equal quarterly installments of $525 from February 2017 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the Tranche (D) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the Tranche (E) of the loan was fully repaid.

7. In April 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to $140,000 to finance part of the construction cost of the MSC Athens and the MSC Athos. Through December 31, 2013, the Company had drawn $133,700 in the aggregate for the two vessels, which were delivered in March and April 2013, respectively. On July 6, 2016 and July 15, 2016, the outstanding balance of the loan was fully repaid with the proceeds from the sale and leaseback transaction described in Note 11.

8. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As at December 31, 2016, the aggregate outstanding balance of tranches (a) and (b) of $117,145 relating to the Valor and the Valiant is each repayable in 14 equal quarterly installments for each tranche of $1,273.4 from January 2017 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at December 31, 2016, the outstanding balance of the tranche (c) of $61,119 relating to the Vantage is repayable in 16 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from February 2017 to November 2020.

9. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As at December 31, 2016, the outstanding balance of the tranche (a) of $57,300 relating to the Value is repayable in 14 equal quarterly installments of $1,364.3 from March 2017 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at December 31, 2016, the outstanding balance of tranche (b) of the loan of $58,664 relating to the Valence is repayable in 15 equal quarterly installments of $1,364.3 from February 2017 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

10. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. On June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the Stadt Luebeck, which was drawn down in August 2012. In April 11, 2014, the Company entered into a further supplemental agreement, for an amount of $9,000 to partly finance the acquisition of the Neapolis. The Company repaid in May 2014 the amount of $6,495 due to the sale of Konstantina, in September 2014 the amount of $6,000

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

due to the sale of Akritas, in November 2015 the amount of $3,900 due to the sale of MSC Challenger and in July 2016 the amount of $3,835 due to the sale of Karmen. As at December 31, 2016, the outstanding balance of $53,475 is repayable in 8 equal quarterly installments of $2,715 from March 2017 to December 2018 and a balloon payment of $31,755 payable together with the last installment.

11. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of December 31, 2016, the outstanding balance of $36,833 is repayable in 18 equal quarterly installments of $1,083.3, from February 2017 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

12. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate (Notes 10.B.1 and 10.B.4). As of December 31, 2016, the outstanding balance of $109,000 is repayable in 19 variable quarterly installments, from February 2017 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

13. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a loan agreement with a bank in order to fully repay the balance of $37,500 (Note 10.B.5) and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of December 31, 2016, the outstanding balance of $32,000 is repayable in 20 variable quarterly installments, from March 2017 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

The Company considered the provisions of ASC 470-50 Debt: Modifications and Extinguishments for the loans discussed above in A, B.1, B.3 and B.4, which were accounted for as loan modifications.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 130% and restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual repayments under the Credit Facility and the Term loans after December 31, 2016, are in the aggregate as follows:

Year ending December 31,	Amount
2017	199,637
2018	211,784
2019	160,819
2020	352,291
2021	133,796

1,058,327

The interest rate of Costamare’s long-term debt as at December 31, 2014, 2015 and 2016, was in the range of 1.03%-6.75%, 1.11%-6.75% and 1.98%-6.04%, respectively. The weighted average interest rate as at December 31, 2014, 2015 and 2016, was 4.2%, 4.2% and 4.7%, respectively.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Notes 16 and Note 18) for the years ended December 31, 2014, 2015 and 2016, amounted to $77,655, $72,384 and $59,702, respectively and is included in Interest and finance costs and Gain/ (loss) on derivative instruments in the accompanying consolidated statements of income.

C. Financing Costs

The amounts of financing costs included in the loan balances are as follows:

Financing costs
Balance, January 1, 2014	9,954

Additions	2,055
Amortization	(2,084)
Write-off	(2,023)

Balance, December 31, 2014	7,902

Amortization	(1,896)

Balance, December 31, 2015	6,006

Additions	3,907
Amortization	(2,027)
Write-off	(586)

Balance, December 31, 2016	7,300

Less: Current portion of financing costs	(2,062)

Financing costs, non-current portion	5,238

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Capital Leased Assets and Capital Lease Obligations:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each.

On July 6, 2016 and July 15, 2016 the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens (Note 10.B.7), by entering into a seven-year sale and leaseback transaction for each vessel.

The sale and leaseback transactions were classified as capital leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals. In this respect, in 2014 an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals. In 2016, with respect to the MSC Athens and MSC Athos transaction an aggregate amount of $26,390 (including the net settlements on interest rate swaps qualifying for hedge accounting of $1,076) was transferred to prepaid lease rentals.

The total value of the MSC Azov, MSC Ajaccio and MSC Amalfi at the inception of the capital lease transactions amounted to $256,716 and the total value of the MSC Athos and MSC Athens,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

added in 2016, amounted to $151,848. The depreciation charged during the years ended December 31, 2014, 2015 and 2016, amounted to $6,169, $7,581 and $9,942, respectively and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2015 and 2016, accumulated depreciation amounted to $13,750 and $23,692, respectively and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2015 and 2016, the net book value of the vessels amounted to $242,966 and $384,872 respectively and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

The balance of prepaid lease rentals, as of December 31, 2015 and 2016, is as follows:

	December 31, 2015	December 31, 2016
Prepaid lease rentals	45,793	40,811
Additions	—	26,390
Less: Amortization of prepaid lease rentals	(4,982)	(6,779)

Prepaid lease rentals	40,811	60,422
Less: current portion	(4,982)	(8,752)

Non-current portion	35,829	51,670

The capital lease obligations amounting to $363,835 as at December 31, 2016 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the years ended December 31, 2014, 2015 and 2016 amounted to $14,793, $17,131 and $18,915, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the capital leases after December 31, 2016, are in the aggregate as follows:

Year ending December 31,	Amount
2017	44,906
2018	44,906
2019	44,906
2020	44,991
2021	44,906
2022 and thereafter	219,777

Total	444,392

Less: Amount of interest (MSC Azov, MSC Ajaccio and MSC Amalfi)	(80,557)

Total lease payments	363,835

Less: Financing costs, net	(3,580)

Total lease payments, net	360,255

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The total capital lease obligations, net of related financing costs, are presented in the accompanying December 31, 2016, consolidated balance sheet as follows:

Capital lease obligation–current	29,761
Less: current portion of financing costs	(702)
Capital lease obligation–non current	334,074
Less: non-current portion of financing costs	(2,878)

360,255

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2015 and 2016, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2015, the net accrued charter revenue, totaling to ($35,369), comprises $457 separately reflected in Current assets, $569 separately reflected in Non-current assets, and ($36,395) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2015 consolidated balance sheet. As at December 31, 2016, the net accrued charter revenue, totaling to ($27,639), comprises $408 separately reflected in Current assets, $185 separately reflected in Non-current assets, and ($28,232) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2016 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2017	(11,336)
2018	(8,900)
2019	(6,602)
2020	(801)

(27,639)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2015 and 2016, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2015	December 31, 2016
Hires collected in advance	8,469	7,924
Charter revenue resulting from varying charter rates	36,395	28,232

Total	44,864	36,156
Less current portion	(18,356)	(19,668)

Non-current portion	26,508	16,488

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2016, the Company has entered into time charter arrangements for all of its vessels in operation, with the exception of four vessels, with international liner operators. These arrangements as at December 31, 2016, have remaining terms of up to 87 months. After December 31, 2016, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, time charter contracts, are as follows:

Year ending December 31,	Amount
2017	387,826
2018	198,759
2019	122,306
2020	93,841
2021	85,256
2022 and thereafter	131,755

1,019,743

(b) Capital Commitments: Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $24,124 representing 49% of the remaining construction cost of three vessels under construction (Note 9).

(c) Debt Guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own Hulls NCP0115, NCP0116, NCP0113 and NCP0114 respectively. As at December 31, 2016, Costamare has guaranteed $88,000 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9) and $86,600 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Konstantakopoulos Family. On July 12, 2010, the Company’s articles of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

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

On December 5, 2016, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect, 12,000,000 shares at par value $0.0001 were issued at a public offering price of $6.00 per share, increasing the issued share capital to 86,800,000 shares. The net proceeds of the follow-on offering were $69,037.

During the nine month period ended September 30, 2015, the Company issued 448,800 shares, in aggregate, at par value of $0.0001 to Costamare Shipping pursuant to the Group Management Agreement (Note 3). On December 31, 2015, the Company issued 149,600 shares, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). On March 30, 2016, June 30, 2016, September 30, 2016 and December 30, 2016, the Company issued 598,400 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share based payment awards outstanding during the year ended December 31, 2016.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividend automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2016, the Company issued 2,428,081 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $8.043837 per share.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Preferred Stock in the United States under the Securities Act, which pay a dividend of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at the Company’s election, at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

On January 21, 2014, the Company issued 4,000,000, Series C Preferred Stock in the United States under the Securities Act, which pay a dividend of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at the Company’s election, at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

On May 13, 2015, the Company issued 4,000,000, Series D Preferred Stock in the United States under the Securities Act, which pay a dividend of 8.75% per annum in arrears on a quarterly basis (equal to $2.1875 per annum per share) at $25 per share. At any time after May 13, 2020, the Series D Preferred Stock may be redeemed, at the Company’s election, at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,616.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015 and December 2016 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the year ended December 31, 2015, the Company declared and paid to its common stockholders (i) $20,944 or $0.28 per common share for the fourth quarter of 2014, (ii) $21,736 or $0.29 per common share for the first quarter of 2015, (iii) $21,779 or $0.29 per common share for the second quarter of 2015 and (iv) $21,822 or $0.29 per common share for the third quarter of 2015. During the year ended December 31, 2016, the Company declared and paid to its common stockholders (i) $21,866 or $0.29 per common share for the fourth quarter of 2015, (ii) $21,908 or $0.29 per common share for the first quarter of 2016, (iii) paid $7,570 or $0.29 per common share and issued 1,610,248 shares pursuant to the Plan and (iv) paid $2,595 or $0.10 per common share and issued 817,833 shares pursuant to the Plan.

During the year ended December 31, 2015 the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2014 to January 14, 2015, (ii) $953 or $0.476563 per share for the period from January 15, 2015 to April 14, 2015, (iii) $953 or $0.476563 per share for the period from April 15, 2015 to July 14, 2015 and (iv) $953 or $0.476563 per share for the period from July 15, 2015 to October 14, 2015. During the year ended December 31, 2016 the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2015 to January 14, 2016, (ii) $953 or $0.476563 per share for the period from January 15, 2016 to April 14, 2016, (iii) $953 or $0.476563 per share for the period from April 15, 2016 to July 14, 2016 and (iv) $953 or $0.476563 per share for the period from July 15, 2016 to October 14, 2016.

During the year ended December 31, 2015, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2014 to January 14, 2015, (ii) $2,125 or $0.531250 per share for the period from January 15, 2015 to April 14, 2015, (iii) $2,125 or $0.531250 per share for the period from April 15, 2015 to July 14, 2015 and (iv) $2,125 or $0.531250 per share for the period from July 15, 2015 to October 14, 2015. During the year ended December 31, 2016, the Company declared and paid to its holders of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2015 to January 14, 2016, (ii) $2,125 or $0.531250 per share for the period from January 15, 2016 to April 14, 2016, (iii) $2,125 or $0.531250 per share for the period from April 15, 2016 to July 14, 2016 and (iv) $2,125 or $0.531250 per share for the period from July 15, 2016 to October 14, 2016.

During the year ended December 31, 2015, the Company declared and paid to its holders of Series D Preferred Stock $1,506 or $0.376736 per share for the period from May 13, 2015 to July 14, 2015 and $2,188 or $0.546875 per share for the period from July 15, 2015 to October 14, 2015. During the year ended December 31, 2016, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2015 to January 14, 2016, (ii) $2,188 or $0.546875 per share for the period from January 15, 2016 to April 14, 2016, (iii) $2,188 or $0.546875 per share for the period from April 15, 2016 to July 14, 2016 and (iv) $2,188 or $0.546875 per share for the period from July 15, 2016 to October 14, 2016.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, which receives an annual dividend of 7.625%, payable quarterly in arrears on the 15th day of January, April, July and October of each year. In January 2014, the Company issued Series C Preferred Stock, which receives an annual dividend of 8.50%, payable quarterly in arrears on the 15th day of January, April, July and October of each year. Additionally, in May 2015, the Company issued Series D Preferred Stock, which receives an annual dividend of 8.75%, payable quarterly in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the years ended December 31, 2014, 2015 and 2016, amounted to $11,909, $17,903 and $21,063, respectively.

	December 31,
	2014	2015	2016
	Basic EPS	Basic EPS	Basic EPS
Net income	$115,087	$143,764	$81,702
Less: paid and accrued earnings allocated to Preferred Stock	(11,909)	(17,903)	(21,063)

Net income available to common stockholders	103,178	125,861	60,639

Weighted average number of common shares, basic and diluted	74,800,000	75,027,474	77,243,252

Earnings per common share, basic and diluted	$1.38	$1.68	$0.79

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	Years ended December 31,
	2014	2015	2016
Interest expense	46,345	45,070	49,880
Interest capitalized	(1,795)	—	—
Swap effect	36,847	31,800	20,237
Amortization and write-off of financing costs	4,107	1,896	2,613
Commitment fees	506	600	75
Bank charges and other financing costs	296	265	3

	86,306	79,631	72,808

17. Taxes:

Under the laws of the countries of incorporation for the vessel owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

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

At December 31, 2015 and 2016, the Company had interest rate swap agreements with an outstanding notional amount of $904,627 and $783,403, respectively. The fair value of these interest rate swaps outstanding at December 31, 2015 and 2016 amounted to a liability of $39,654 and a

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

liability of $10,459, respectively and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.

During the years ended December 31, 2014, 2015 and 2016, the realized ineffectiveness on the interest rate swaps discussed under (a) above was a gain of $645, a loss of $60 and $nil, respectively, and are included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

During the year ended December 31, 2016, the Company terminated one interest rate derivative instrument and paid the counterparties breakage costs of $9,404, which is included in Swaps breakage cost in the accompanying 2016 consolidated statement of income. During the year ended December 31, 2014, the Company terminated three interest rate derivative instruments and paid the counterparty breakage costs of $10,192, which are separately reflected in Swaps breakage cost in the accompanying 2014 consolidated statement of income

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $12,064.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2015 and 2016, the Company had interest rate swap agreements with an outstanding notional amount of $207,439 and $199,846, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2015 and 2016, was a liability of $12,463 and a liability of $4,855, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between March 2017 and August 2020. During the year ended December 31, 2016, the Company terminated one interest rate derivative instrument and paid the counter party breakage costs of $297, which is included in Swaps breakage cost in the accompanying 2016 consolidated statement of income.

(c) Foreign currency agreements: As of December 31, 2016, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $9,000 at an average forward rate of Euro/U.S. dollar 1.0653 expiring in monthly intervals up to March 2017.

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

The total change of forward contracts fair value for the year ended December 31, 2016, was a loss of $437 (gain of $1,361 for the year ended December 31, 2015 and loss of $1,009 for the year ended December 31, 2014) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

The Effect of Derivative Instruments for the years ended December 31, 2014, 2015 and 2016

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2014	2015	2016		2014	2015	2016
Interest rate swaps	(14,045)	(20,418)	8,828	Gain / (Loss) on derivative instruments, net	645	(60)	—
Reclassification to Interest and finance costs	36,847	31,800	20,237		—	—	—

Total	22,802	11,382	29,065		645	(60)	—

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2014	2015	2016
Non hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	(3,423)	2,910	(3,554)
Ineffective portion of hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	645	(60)	—
Forward contracts	Gain / (Loss) on derivative instruments, net	(1,009)	1,361	(437)

Total		(3,787)	4,211	(3,991)

The realized loss on non-hedging interest rate swaps included in “Gain / (Loss) on derivative instruments, net” amounted to $9,256, $12,645 and $8,500 for the years ended December 31, 2014, 2015 and 2016, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
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

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2015 and 2016, the fair value of these interest rate swaps in aggregate amounted to a liability of $52,117 and $15,314, respectively.

The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2015 and 2016, amounted to an asset of $352 and a liability of $85, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	352	—	352	—
Interest rate swaps—liability position	(52,117)	—	(52,117)	—

Total	(51,765)	—	(51,765)	—

	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—liability position	(85)	—	(85)	—
Interest rate swaps—liability position	(15,314)	—	(15,314)	—

Total	(15,399)	—	(15,399)	—

20. Comprehensive Income:

During the year ended December 31, 2014, Other comprehensive income increased with net gains of $29,020 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $14,045), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $36,847), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($489), (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($103) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($6,604).

During the year ended December 31, 2015, Other comprehensive income increased with net gains of $11,485 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $20,418), net of the settlements to net income of derivatives that qualify for

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

hedge accounting (gain of $31,800) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($103).

During the year ended December 31, 2016, Other comprehensive income increased with net gains of $30,225 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $8,828), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $20,237), (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($84) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($1,076).

As at December 31, 2014, 2015 and 2016, Comprehensive income amounted to $144,107, $155,249 and $111,927, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $12,064.

21. Subsequent Events:

(a) Declaration and Payment of Dividends (common stock): On January 3, 2017, the Company declared a dividend for the quarter ended December 31, 2016 of $0.10 per share on its common stock, paid on February 6, 2017, to stockholders of record on January 23, 2017.

(b) Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On January 3, 2017, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock and a dividend of $0.546875 per share on its Series D Preferred Stock which were all paid on January 17, 2017 to holders of record on January 13, 2017.

(c) Vessel sale: On January 17, 2017, the Company contracted to sale for scrap the vessel MSC Romanos at a price of $6,585 (Note 6). On January 26, 2017, the vessel was delivered to her scrap buyers. On February 17, 2017, the Company contracted to sell for scrap the vessel Marina at a price of $4,670. The sale is expected to result in a loss of approximately $2.9 million. On March 3, 2017, the vessel was delivered to her scrap buyers.

(d) Issuance of Common Stock: On February 6, 2017, pursuant to the Plan, the Company issued 1,014,550 shares at par value of $0.0001 to its common stockholders, at a price of $5.3459 per share.