Form 20-F
period 2017-12-31
Costamare Inc.
filed 2018-02-27
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
7 rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)
Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco

Telephone: +377 93 25 09 40 Facsimile: +377 93 25 09 42
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange
Series B Preferred Stock, $0.0001 par value per share	New York Stock Exchange
Series C Preferred Stock, $0.0001 par value per share	New York Stock Exchange
Series D Preferred Stock, $0.0001 par value per share	New York Stock Exchange
Series E Preferred Stock, $0.0001 par value per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

108,205,985 shares of Common Stock
2,000,000 Series B Preferred Stock, $0.0001 par value per share
4,000,000 Series C Preferred Stock, $0.0001 par value per share
4,000,000 Series D Preferred Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.	☐

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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•

“Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) or the 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Preferred Stock”), they refer specifically to Costamare Inc.;

•	currency amounts in this annual report and the accompanying prospectus are in U.S. dollars; and

•

all data regarding our fleet and the terms of our charters is as of February 23, 2018; 18 of our 71 containerships, including one newbuild on order, have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 (as amended and restated, the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

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

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

•	our contracted charter revenue;

ii

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the effect of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	disruption in the operation of certain of our managers located in Greece due to the continuing adverse economic conditions;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•

the availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessel currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements (as discussed below), as amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2017. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets at December 31, 2016 and 2017, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$414,249	$483,995	$490,378	$468,189	$412,433
Expenses:
Voyage expenses	3,484	3,608	2,831	1,887	2,649
Voyage expenses-related parties	3,139	3,629	3,673	3,512	3,093
Vessels’ operating expenses	115,998	120,815	117,193	105,783	103,799
General and administrative expenses	8,517	7,708	8,775	5,769	5,651
General and administrative expenses—non-cash component	—	—	8,623	8,951	3,866
Management fees—related parties	16,580	18,469	18,877	18,629	18,693
Amortization of dry-docking and special survey costs	8,084	7,814	7,425	7,920	7,627
Depreciation	89,958	105,787	101,645	100,943	96,448
Amortization of prepaid lease rentals	—	4,024	4,982	6,779	8,429
(Gain) / Loss on sale of vessels, net	(518)	(2,543)	(1,688)	4,440	4,856
Loss on vessel held for sale	—	—	—	37,161	2,379
Vessels impairment loss	—	—	—	—	17,959
Foreign exchange (gains) / losses, net	(8)	(7)	129	360	(31)

Operating income	$169,015	$214,691	$217,913	$166,055	$137,015
Other Income / (expenses):
Interest income	$543	$815	$1,373	$1,630	$2,643
Interest and finance costs	(69,002)	(86,306)	(79,631)	(72,808)	(69,840)
Swaps breakage cost	—	(10,192)	—	(9,701)	—
Equity gain / (loss) on investments	692	(3,428)	(529)	(78)	3,381
Other, net	822	3,294	427	595	593
Gain / (Loss) on derivative instruments, net	1,017	(3,787)	4,211	(3,991)	(916)
Total other income (expenses)	$(65,928)	$(99,604)	$(74,149)	$(84,353)	$(64,139)

Net Income	$103,087	$115,087	$143,764	$81,702	$72,876

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Earnings allocated to Preferred Stock	$(1,536)	$(11,909)	$(17,903)	$(21,063)	$(21,063)

Net income available to Common Stockholders	$101,551	$103,178	$125,861	$60,639	$51,813

Earnings per common share, basic and diluted	$1.36	$1.38	$1.68	$0.79	$0.52
Weighted average number of shares, basic and diluted	74,800,000	74,800,000	75,027,474	77,243,252	100,527,907
OTHER FINANCIAL DATA
Net cash provided by operating activities	$186,681	$243,270	$244,663	$226,559	$190,987
Net cash (used in) investing activities	(621,056)	(119,263)	(42,984)	(34,390)	(42,670)
Net cash (used in) / provided by financing activities	260,433	(104,297)	(214,663)	(127,376)	(134,229)
Net increase / (decrease) in cash and cash equivalents	(173,942)	19,710	(12,984)	64,793	14,088
Dividends and distributions paid	(81,515)	(93,074)	(102,287)	(75,003)	(37,758)
Ratio of earnings to fixed charges(1)	2.18	2.33	2.84	2.09	1.91
Ratio of earnings to fixed charges and preferred stock dividends(1)	2.14	2.06	2.32	1.63	1.50
BALANCE SHEET DATA (at year end)
Total current assets	$136,563	$157,975	$145,056	$209,829	$226,635
Total assets	2,675,888	2,706,838	2,632,555	2,558,424	2,490,298
Total current liabilities	293,076	288,480	270,308	279,986	276,708
Total long-term debt, including current portion	1,867,576	1,519,941	1,323,091	1,058,327	853,572
Common stock	8	8	8	9	11
Total stockholders’ equity/net assets	656,949	802,642	963,510	1,074,424	1,218,539

	Average for the Year Ended December 31,
	2013	2014	2015	2016	2017
FLEET DATA
Number of vessels	49.6	54.5	54.9	53.6	52.7
TEU capacity	263,899	317,006	320,140	316,419	315,263

(1)	For purposes of calculating these ratios:

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels and three year time charter rates of 6,800 TEU to 9,000 TEU vessels published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Platou brokers (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2017, the Containership Timecharter Rate Index stood at 51 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. While container trade grew by a compound annual growth rate (“CAGR”) of 4.7% per annum between 2010 and 2015 and is estimated to have risen by 4.1% in 2016 and 5.2% in 2017, such projections are subject to a wide range of risks. In 2017, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. However, substantial scrapping of over 398,000 TEU capacity reduced supply growth to just 3.0% in 2017. In addition, according to Clarkson Research, as of December 2017, the containership order-book represented 13.0% of the existing fleet capacity, 71% of which was for vessels with carrying capacity in excess of 12,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

Freight rates have become more volatile since the downturn in 2009 and, despite some short-term improvements, freight rates have remained under pressure. Since 2014, liner companies, to which we seek to charter our containerships, have benefited from consolidation either through mergers and acquisition or through the formation of mega alliances as well as low oil prices. Relatively weak trade growth coupled with the on-going delivery of very large containerships has placed significant pressure on certain trade routes as well. The continuation of such low freight rates or any further declines in freight rates, coupled with a sudden increase in oil price, would negatively affect liner companies and could lower prevailing charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed somewhat with the order-book reverting to below average levels, but significantly skewed towards large vessels of over 12,000 TEU. According to Clarkson Research, as of December 2017, the containership order-book represented 13.0% of the existing fleet capacity, 71% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any further decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

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

In 2014, one of our charterers, Zim Integrated Shipping Services (“ZIM”), concluded a comprehensive financial restructuring plan. Under the related agreement, the Company was granted charter extensions and issued equity securities and unsecured interest bearing notes. In 2016, we wrote down the carrying value of the ZIM equity by $4.0 million due to the weak performance of ZIM and the challenges that it faced. If the fair value of the ZIM equity and debt securities fall below their carrying values, we may be required to record a further impairment charge in our financial statements, which could adversely affect our results of operations. In addition, there can be no assurance that there will be no further concessions or modification to the charter arrangements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand container vessels, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Downside economic risks to global recovery, renewed terrorist activity, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The current synchronized global recovery is subject to downside economic risks stemming from factors such as fiscal fragility in advanced economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies especially in the U.S., the increasing volatility in debt and equity markets as well as in the price of crude oil and other commodities. Political risks such as the continuing war in Syria, renewed terrorist attacks around the world, the refugee crisis and the emergence of populist and protectionist political movements in advanced economies may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. A slowdown in the global economy may cause a decrease in worldwide demand for certain goods shipped in containerized form.

In addition, we anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the withdrawal of the U.S. from the Transpacific Partnership, the renegotiation of the NAFTA Agreement and the possibility of the introduction of tariffs on selected imported goods mainly from Asia has the potential to provoke retaliation measures from the affected countries which would create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The continuing adverse economic conditions in Greece may affect the ability of certain of our managers which have offices in Greece to operate efficiently.

Although to date, the continuing adverse economic conditions in Greece have not affected our managers’ ability to pay employees, have not forced us to default on any obligations and have not had any other material impact on our operations, a default by Greece on its sovereign debt or the exit of Greece from the Eurozone or the rejection of the Euro and the adoption by Greece of its own national currency may have a material adverse effect on our operations in the future and may limit the ability of our two managers with offices in Greece to operate. These limitations may include:

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

As a result of the continuing adverse economic conditions in Greece and the capital controls imposed by the government in June 2015, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the lack of meaningful economic growth and persistently high unemployment and the growing refugee population in the country may undermine Greece’s political and economic stability and may lead it to exit the Eurozone, or revert to a national currency, which may adversely affect our operations and those of our managers located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as those on the United States on September 11, 2001 or others more recently in cities around the globe, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The refugee crisis in the European Union, the continuing adverse economic conditions in Greece, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

A limited number of customers operating in a consolidating industry comprise substantially all of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Container Lines Co., Ltd. (“COSCO”) together represented 95%, 96% and 96% of our revenue in 2015, 2016 and 2017, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition, to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. In 2016, the United Kingdom resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The current U.S. administration rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it will employ aggressive tactics, such as the imposition of punitive tariffs and the withdrawal from certain trade agreements, such as the Trans-Pacific Partnership, in order to secure achieve these goals. Furthermore, the abrupt exit of the United Kingdom from the European Union, the so-called Brexit, could also result in the imposition of impediments to trade and tariffs.

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

A decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more finished products than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue is derived among others from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China and the rest Asia Pacific region could cause a material adverse impact on our results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of February 23, 2018, operated 17 vessels that were exclusively manned by Chinese crews (including three vessels purchased pursuant to the Framework Deed with York), which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China and we have charters with COSCO, a Chinese corporation, one newbuild vessel acquired pursuant to the Framework Deed with York is being built at a Chinese shipyard, and we have entered into sale and leaseback transactions in respect of 14 vessels (including seven vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China has enacted a recent tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The recent law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates, the creditworthiness of our charterers and the duration of the charter. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

If we fail to properly manage our growth through acquisitions of new or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

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

The joint venture governed by the Framework Deed is the exclusive joint venture of the Company for the acquisition of new vessels during a commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. See “Item 4.

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

Furthermore, if York was to delay or default in meeting its commitments under the Framework Deed to provide equity or under any guarantee it provides to support a shipbuilding contract, a charter or a financing agreement, or if York fails to provide any supplemental funding that may be required under the Framework Deed or otherwise due to adverse economic conditions, our commercial relations with shipbuilders, charterers and financial institutions could be adversely affected. Under such circumstances, we may be required to provide additional funding, we may have to unwind a Joint Venture investment at an unfavorable price or we may have to terminate the Framework Deed, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contract for a newbuild vessel, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

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

Our managers may be unable to attract and retain qualified, skilled crew on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs.

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

Fuel price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our stockholders.

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

Our current fleet of 71 containerships, including one newbuild vessel on order, as of February 23, 2018, of which 18 containerships, including the newbuild vessel acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.5 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, our current fleet of 71 containerships, including one newbuild vessel on order, as of February 23, 2018, of which 18 containerships, including the newbuild, acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.5 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Containership values fluctuate substantially over time and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

The risk of realizing a loss on the sale of a containership is greater during periods of historically low vessel values as is the case at present. In fiscal year 2017, we sold four of our vessels and realized a net loss of $4.9 million. In the future, we may sell further vessels under similar unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. During the fourth quarter of 2017, we took an $18.0 million impairment charge on seven of our vessels. If the market values of our vessels further deteriorate, we may be required to record a further impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

We face substantial competition from a number of experienced companies, including liner companies, state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

While one of our principal strategies is to enter into long-term, fixed-rate time charters, given the persistent weaker charter rate environment, more containerships have become available for the spot or short-term charter market and the demand for long-term charters has fallen. As a result, we have entered into a number of short-term charters, several of which are expiring before the end of 2018. As of February 23, 2018, the current time charters for 31 of our 53 containerships and for 8 of the 18 containerships purchased pursuant to the Framework Deed with York will expire before the end of 2018. We have options to extend the charters for two of our vessels whose charters are scheduled to expire in 2018 for successive one year periods. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current weak economic conditions have reduced the demand for long-term time charters while the supply of container vessels has increased due to newbuild deliveries and the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters. If this trend continues, we expect to have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We would then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates like the present, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Finance Leases”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2017, we had outstanding indebtedness of approximately $1.23 billion, including the obligations under our finance leases, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. In addition, we have guaranteed $208.0 million of indebtedness outstanding at Joint Venture entities. This level of debt could have important consequences to us, including the following:

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

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currencies can result in higher than market rates and reductions in our stockholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2017, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $0.75 billion. As of December 31, 2017, our lease obligations which were under fixed interest rates amounted to $245.9 million. From time to time, we also enter into certain currency hedges. As of December 31, 2017, the Company was engaged in two Euro/U.S. dollar contracts totaling $4.0 million. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2017 while at the same time a substantial portion of our vessels’ operating expenses is incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

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

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. In complying with new environmental laws and regulations and other requirements that may be adopted, we may have to incur significant capital and operational expenditures to keep our containerships in compliance, or even to scrap or sell certain containerships altogether. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

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

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers, and the levying of customs duties, fines and other penalties against us.

Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Following a number of recent terrorist attacks in cities across the globe, there has been a heightened level of security and new security procedures could be introduced.

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

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

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

Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran and Syria. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

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

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to stockholders.

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

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, certain commercial, technical and administrative services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement or the Services Agreement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

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

We may not be able to realize expected benefits from the appointment of Blue Net Chartering GmbH & Co. KG as chartering broker for our vessels.

On January 1, 2018, Costamare Shipping entered into a charter brokerage agreement (the “Brokerage Agreement”), with Blue Net Chartering GmbH & Co. KG (“Blue Net”). Blue Net provides chartering services to our vessels and the vessels acquired under the Framework Deed with York, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. See “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”. While we believe that the appointment of Blue Net as a chartering broker for our vessels will ultimately improve the charter rates at which we charter our vessels, we may not be able to realize the expected benefits. Furthermore, any benefits that we may ultimately gain from the arrangement may not be realized until some time has passed.

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

Costamare Shipping, Costamare Services and Shanghai Costamare which provide services to our vessels and/or to our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements, are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Our chairman and chief executive officer also controls 50% of Blue Net which provides charter brokerage services to our vessels under the Brokerage Agreement. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at February 23, 2018 of approximately 19.4% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, holds a passive interest in certain companies controlled by the family of Dimitrios Lemonidis that own seven containerships comparable to 17 of our vessels (including five vessels acquired under the Framework Deed) and may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own three containerships comparable to seven of our vessels (including three vessels acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Shanghai Costamare is not prohibited from providing management services to vessels owned by third parties, including related parties that may compete with us for charter opportunities. The Cell under V.Ships Greece provides and actively seeks to provide management services to vessels owned by third parties that may compete with us. Costamare Shipping provides management services in respect of the Joint Venture vessels that are similar to and compete with our vessels. In addition to providing brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, Blue Net provides brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third party vessels include vessels owned by Peter Dohle Schffahrs-KG (“Dohle”), a German integrated ship owner and manager, which also controls 50% of Blue Net. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations. Shanghai Costamare has only provided management services to third parties in a limited number of cases in the past and currently does not provide any such services to third parties other than to three vessels acquired under the Framework Deed with York.

Our vessels may call at ports located in countries that are subject to restrictions imposed by the United States government, the European Union, the United Nations and other governments, which could negatively affect the trading price of our shares of common stock.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran and Syria.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time. The United States sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.

For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

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

From January 2011 through December 2017, vessels in our fleet made a total of 60 calls to ports in Iran and Syria, representing approximately 0.2% of our approximately 32,964 calls on worldwide ports, including 2,351 calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law or a bankruptcy act, and as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

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

On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances. On May 31, 2017, we completed a follow-on offering for the sale of 13.5 million of our common shares. During the year ended December 31, 2017, we have issued 3,682,704 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2017, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

Our Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C, Series D and Series E Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2017, we had outstanding indebtedness, including our lease obligations, of approximately $1.23 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.4 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family own as at February 23, 2018, directly or indirectly, approximately 55.0% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, we completed four follow-on public offerings of our common stock. On August 7, 2013, we completed a public offering of our Series B Preferred Stock, on January 21, 2014, we completed a public offering of our Series C Preferred Stock, on May 13, 2015, we completed a public offering of our Series D Preferred Stock and on January 30, 2018, we completed a public offering of our Series E Preferred Stock. On July 6, 2016, we implemented a Dividend Reinvestment Plan that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock at a discount to current market price.

Under the Framework Deed entered into in May 2013 and amended and restated in May 2015, we have agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of February 23, 2018, the joint venture had executed transactions with capital expenditure commitments of approximately $1.17 billion. As of the same date, Costamare and York had made payments of approximately $1.14 billion, which includes $821.2 million of debt and lease proceeds. As of the same date, the remaining installments for the one newbuild ordered under the Framework Deed with York were $30.6 million, out of which we had secured debt and lease financing for $28.4 million. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. For more information on the Company’s capital expenditures and divestitures, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 23, 2018, we had a fleet of 71 containerships with a total capacity of approximately 466,000 TEU, including one newbuild on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 70 vessels in the water, aggregating approximately 462,000 TEU and (ii) one newbuild vessel of 3,800 TEU that is scheduled to be delivered to us through the second quarter of 2018, based on the current shipyard schedule. As of February 23, 2018, 18 of our containerships, including one newbuild on order, have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have very low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.7%, 99.9% and 99.7% in 2015, 2016 and 2017, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of February 23, 2018, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 71 containerships, including 18 vessels acquired under the Framework Deed, was approximately 2.9 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 23, 2018, our fixed-term charters represented an aggregate of approximately 1.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $351.1 million)) and the exercise of the owner’s unilateral extension options. Ten of these charters include an option exercisable by either party to extend the term: five wholly-owned vessels for two one-year periods at the same charter rate, which represents $152.4 million of potential contracted revenue, and five Joint Venture vessels for a three-year period and a subsequent two-year period at the same charter rate, which represents $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day.

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

Our Fleet, Acquisitions and Newbuild Vessels

Our Fleet

The table below provides additional information, as of February 23, 2018, about our fleet of 71 containerships, including one newbuild on order, of which 18 containerships, including the newbuild on order, have been acquired pursuant to the Framework Deed with York. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026

2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026

3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026

4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)		Expiration of Charter(2)

5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)		August 2026

6	CAPE AKRITAS(i)	CMA CGM	2016	11,010	(**)		August 2018

7	CAPE TAINARO(i)	OOCL	2017	11,010		28,250(3)	March 2019

8	CAPE KORTIA(i)	Evergreen	2017	11,010	(**)		September 2018

9	CAPE SOUNIO(i)	(*)	2017	11,010	(*)		(*)

10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	27,000 (net	)(4)	May 2019

11	COSCO GUANGZHOU	COSCO	2006	9,469	16,000		July 2018(5)

12	COSCO NINGBO	COSCO	2006	9,469	16,000		July 2018

13	COSCO YANTIAN	COSCO	2006	9,469	16,000		August 2018(6)

14	COSCO BEIJING	COSCO	2006	9,469	16,000		August 2018(7)

15	COSCO HELLAS	COSCO	2006	9,469	16,000		September 2018(8)

16	MSC AZOV(ii)	MSC	2014	9,403	43,000		December 2023

17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000		February 2024

18	MSC AMALFI(ii)	MSC	2014	9,403	43,000		March 2024

19	MSC ATHENS(ii)	MSC	2013	8,827	42,000		January 2023

20	MSC ATHOS(ii)	MSC	2013	8,827	42,000		February 2023

21	VALOR	Evergreen	2013	8,827	41,700		April 2020(9)

22	VALUE	Evergreen	2013	8,827	41,700		April 2020(9)

23	VALIANT	Evergreen	2013	8,827	41,700		June 2020(9)

24	VALENCE	Evergreen	2013	8,827	41,700		July 2020(9)

25	VANTAGE	Evergreen	2013	8,827	41,700		September 2020(9)

26	NAVARINO	PIL	2010	8,531	9,000		March 2018

27	MAERSK KOWLOON	A.P. Moller-Maersk	2005	7,471	16,000		June 2022

28	MAERSK KAWASAKI	A.P. Moller-Maersk	1997	7,403	15,000		May 2018(10)

29	MAERSK KURE	A.P. Moller-Maersk	1996	7,403	12,500		March 2018

30	NILEDUTCH PANTHER	NileDutch	1997	7,403	12,750		November 2018

31	MSC METHONI	MSC	2003	6,724	29,000		September 2021

32	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	14,000		May 2018(11)

33	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	26,100		May 2018

34	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	26,100		June 2018

35	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	26,100		August 2018

36	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	26,100		October 2018

37	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	26,100		November 2019

38	MSC KINGSTON	A.P. Moller-Maersk	2003	6,644	26,100		February 2020

39	MSC KALAMATA	A.P. Moller-Maersk	2003	6,644	26,100		April 2020

40	VENETIKO	Hapag Lloyd	2003	5,928	6,600		March 2018

41	ENSENADA(i)	Sea Consortium	2001	5,576	11,600		March 2018

42	ZIM NEW YORK	ZIM	2002	4,992	8,401		September 2018(12)

43	ZIM SHANGHAI	ZIM	2002	4,992	8,401		September 2018(12)

44	PIRAEUS	(*)	2004	4,992	(*)		April 2018

45	LEONIDIO(ii)	A.P. Moller-Maersk	2014	4,957	14,200		December 2024

46	KYPARISSIA(ii)	A.P. Moller-Maersk	2014	4,957	14,200		November 2024

47	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8,800		February 2019

48	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8,800		February 2019

49	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8,800		February 2019

50	ULSAN	A.P. Moller-Maersk	2002	4,132	7,600		April 2018

51	MSC KORONI	MSC	1998	3,842	13,500		September 2018

52	ITEA	ACL	1998	3,842	8,000		March 2018

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

53	POLAR ARGENTINA(i)(ii)	Hamburg Süd	2018	3,800	19,700	October 2024

54	LAKONIA	Evergreen	2004	2,586	8,500	April 2018

55	CMA CGM L’ETOILE	CMA CGM	2005	2,556	10,250	April 2018

56	ELAFONISOS(i)	MSC	1999	2,526	6,200	March 2018

57	AREOPOLIS	Evergreen	2000	2,474	8,300	March 2018

58	MONEMVASIA(i)	A.P. Moller-Maersk	1998	2,472	9,250	November 2021

59	MESSINI	Evergreen	1997	2,458	8,300	April 2018

60	MSC REUNION	MSC	1992	2,024	6,800	July 2018

61	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2018

62	MSC SIERRA II	MSC	1991	2,023	6,800	June 2018

63	MSC PYLOS	MSC	1991	2,020	6,800	January 2019

64	PADMA(i)	Evergreen	1998	1,645	6,800	March 2018

65	NEAPOLIS	Evergreen	2000	1,645	8,300	May 2018(13)

66	ARKADIA(i)	Evergreen	2001	1,550	7,800	March 2018

67	PROSPER	Sea Consortium	1996	1,504	7,500	March 2018

68	ZAGORA	MSC	1995	1,162	6,500	May 2018

69	PETALIDI(i)	CMA CGM	1994	1,162	6,550	May 2018

70	LUEBECK	MSC	2001	1,078	6,500	January 2019

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(14)

1	YZJ1207(i)(ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Daily charter rates are gross, unless stated otherwise.

(2)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(3)	This charter rate will start on April 1, 2018.

(4)	This charter rate will start on June 12, 2018.

(5)	This charter rate will start on March 18, 2018.

(6)	This charter rate will start on February 27, 2018. Until then, the charter rate will be $36,400 per day.

(7)	This charter rate will start on April 9, 2018. Until then, the charter rate will be $36,400 per day.

(8)	This charter rate will start on May 7, 2018. Until then, the charter rate will be $37,519 per day.

(9)

Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(10)	This charter rate will start on March 12, 2018. Until then, the charter rate will be $12,500 per day.

(11)	This charter rate will start on March 8, 2018. Until then, the charter rate will be $26,100 per day.

(12)

The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2017 the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this third optional year has been determined at $8,401 per day.

(13)	This charter rate will start on February 25, 2018. Until then, the charter rate will be $6,900 per day.

(14)	Based on latest shipyard production schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii)	Denotes vessels subject to a sale and leaseback transaction

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates which are treated as confidential.

(**)	Vessel’s daily charter rate is in the mid-twenty thousands of dollars.

Framework Deed

Under the Framework Deed entered into on May 15, 2013 and amended and restated on May 18, 2015, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies. The decisions regarding vessel acquisitions are made jointly between us and York, and the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020 (unless terminated earlier in certain circumstances). We reserve the right to acquire any vessels outside the Framework Deed that York decides not to pursue and therefore are not acquired by the jointly-owned entities under the Framework Deed.

Under the terms of the Original Framework Deed, (i) York agreed to invest up to $250 million in mutually agreed vessel acquisitions and we agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions and (ii) depending on the amount the Company elected to invest in any acquisition, the Company expected to hold between 25% and 49% of the equity in the relevant vessel-owning entity and York would hold the balance. The Original Framework Deed was amended and restated on May 18, 2015. Pursuant to the amended Framework Deed, there are no minimum or maximum amounts to be invested by Costamare Ventures and York and both Costamare Ventures and York can invest between 25% and 75% of the equity in the affiliate ship-owning companies. As of February 23, 2018, York has invested $187.2 million and we have invested $128.6 million for the acquisition of six secondhand vessels and entering into contracts for twelve newbuild vessels in total. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right either to subcontract to V.Ships Greece and/or Shanghai Costamare or to direct a vessel- owning entity to contract directly for certain ship-management services with V.Ships Greece. The Framework Deed will terminate on May 15, 2020 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Deed as equity investments.

18 vessels, totaling approximately 150,000 TEU, have been acquired or ordered under the Framework Deed with York to date for a total purchase price of approximately $1.2 billion. One vessel of 3,800 TEU will be delivered through the second quarter of 2018. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 23, 2018, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 71 containerships, including 18 vessels acquired pursuant to the Framework Deed one of which was under construction, was approximately 2.9 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, Hamburg Süd, Sea Consortium, MSC, CMA CGM S.A. (“CMA CGM”), Pacific International Lines (“PIL”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 95%, 96% and 96% of our revenue in 2015, 2016 and 2017, respectively.

Management of Our Fleet

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 43 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Prior to November 2, 2015, Costamare Shipping provided our fleet with general administrative services and certain commercial and technical services pursuant to the Group Management Agreement between us and Costamare Shipping, dated November 3, 2010, as amended on March 3, 2015 (the “Group Management Agreement”).

Costamare Shipping may subcontract certain of its obligations to other affiliated sub-managers, to V.Ships Greece or, subject to our consent, to another third party sub-manager or direct that such related or third party sub-manager enter into a direct ship-management contract with the relevant vessel- owning subsidiary. As discussed below these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or through Shanghai Costamare or together with V. Ships Greece or, following our consent, F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”), provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement and separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece or Vinnen.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net. Blue Net provides chartering brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. We believe that the appointment of Blue Net will allow us to improve the charter rates at which we charter our vessels.

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

In 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including four Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners (including Joint Venture vessels in our fleet) is split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping passes to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement (prior to November 2, 2015, the management fees that were payable under the Group Management Agreement). Costamare Shipping’s share of the Cell’s net profit was $380,000 and $561,291 for the years ended December 31, 2017 and December 31, 2016, respectively. We expect Costamare Shipping to pay to us its $380,000 share of the Cell’s net profit by the end of the first quarter of 2018. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell is operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager. In November 2015, Costamare Shipping entered into an agreement with Marcas Ltd. (“Marcas”), a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies. We believe that we will benefit from this agreement, which requires Costamare Shipping and Marcas to cooperate and combine their various strengths in order to achieve the best possible service and price combination with suppliers for us. Each vessel pays an annual membership fee to Marcas and any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessels or vessels acquired under the Framework Deed are credited to the relevant vessel-owning entities against their respective vessels’ operating expenses.

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

We believe that our managers are well regarded in the industry and use innovative practices and technological advancement to maximize the efficiency of the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our managers, with Costamare Shipping, our head manager under the Framework Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, Shanghai Costamare, V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award.

As of February 23, 2018,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships, including 10 Joint Venture vessels;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 17 of our containerships including three Joint Venture vessels; and

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 25 of our containerships including four Joint Venture vessels.

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to three of our containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. As of February 23, 2018, Costamare Shipping manages containerships owned by our subsidiaries and entities formed under the Framework Deed.

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

Costamare Shipping received in 2017 and 2016 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2017 and 2016, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2017 and 2016 a fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. The aforementioned fees remain unchanged in 2018. During the year ended December 31, 2016 and December 31, 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.0 million and $5.0 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2017, we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement. For the year ended December 31, 2016 we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2017, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 7 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2017. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, but since the 1990s, there has been an increasing trend for the liner companies to charter-in a larger proportion of the capacity that they operate as a way of retaining some degree of flexibility with regard to capital spending levels over time given the significant costs associated with purchasing vessels.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping or Costamare Services. Costamare Shipping, Costamare Services and Shanghai Costamare each employed approximately 85, 15 and 35 people, respectively, all of whom were shore-based. As of December 31, 2017, about 2,400 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen uses its related manning agents in, Germany and the Philippines for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. On October 1, 2012, we announced that Daina Shipping Co., our subsidiary that owned the Rena, had entered into a settlement agreement with the New Zealand government in respect of certain matters arising from the Rena’s grounding. On October 26, 2012, Daina Shipping Co. pleaded guilty in a New Zealand court to a strict liability criminal charge of discharging harmful substances and was fined NZ$300,050. While we anticipate that our insurance policies will cover most costs and losses associated with the incident, such insurance may not be sufficient to cover all risks.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2018	2019	2020	2021	2022
Number of vessels	12	14	15	16	8

(1)	Excludes vessels Itea and Padma which have been classified as assets held for sale

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Several of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels in one or more ports.

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

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL, which became effective on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil. In addition, amendments to Annex VI that entered into force in July 2010 seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. In 2016, the IMO confirmed its decision to implement a global sulphur cap of 0.5% m/m in 2020. This represents a significant cut from the 3.5% m/m global limit currently in place and demonstrates a clear commitment by IMO to ensuring shipping meets its environmental obligations. Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are within designated Emission Control Areas, and additional Emission Control Areas could be established in the future. All our existing containerships are generally compliant with current Annex VI requirements. However, if new Emission Control Areas are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations. Furthermore, the amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 will enter into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. As all our existing containerships are compliant with MARPOL Annex V requirements, the amendments that will enter into force could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. In 2004, the IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits for viable organism discharged from ship ballast. In 2016, the BWM Convention met threshold ratification requirements, entered into force on September 8, 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the new standards pertaining to the treatment of the ballast water (D-2 Standard) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule is intended to ensure full global implementation by September 8, 2024. For existing vessels compliance with the D-2 standard will likely require installing treatment systems, which could increase compliance costs for us and other similarly regulated ocean carriers.

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

U.S. Coast Guard regulations limit OPA 90 liability to the greater of $1,100 per gross ton or $939,800 per incident for non-tank vessels, subject to periodic adjustments of such limits. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-

insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The current VGP, which became effective in December 2013 and will expire in December 2018, contains stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We have obtained coverage under the current version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

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

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from model year 2004 and later large marine diesel engines. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. California has adopted emission limits for auxiliary diesel engines of ocean- going vessels operating within 24 miles of the California coast and requires operators to use low sulfur content fuel. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

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

Of particular importance, due to the trade intensity in these areas, are four emission control areas (“ECAs”) created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulphur content of fuels. Starting from January 1, 2017 vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within emission control areas have implemented this standard.

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

In addition, in 2011, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. On July 1, 2015, the EU MRV Regulation (Monitoring, Reporting, Verification) entered into force and requires that large vessels entering European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. Similar amendments to MARPOL Annex VI were adopted by IMO in October 2016. Under these amendments, which are expected to enter into force on March 1, 2018, ships of 5,000 gross tonnage and above will be required to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data will be reported to the ship’s flag state on an annual basis. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA may, in the future, decide to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events.

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

IMO NOx Tier III requirements, the most demanding to date, took effect in North American and US Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 23, 2018, has 68 subsidiaries, 63 of which are incorporated in Liberia and 5 which are incorporated in the Republic of the Marshall Islands. Of our Liberian subsidiaries, 53 own vessels in our fleet and the remaining subsidiaries are dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 23, 2018 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 23, 2018, we had a fleet of 71 containerships with a total capacity of approximately 466,000 TEU, including one newbuild on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 70 vessels in the water, aggregating approximately 462,000 TEU and (ii) one newbuild vessel of 3,800 TEU that is scheduled to be delivered to us in the second quarter of 2018, based on the current shipyard schedule. As of February 23, 2018, 18 of our containerships, including the newbuild on order, have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of February 23, 2018, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 71 containerships, including 18 vessels acquired pursuant to the Framework Deed one of which was under construction, was approximately 2.9 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2017, our fixed-term charters represented an aggregate of $1.25 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership and the exercise of the owner’s unilateral extension options (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2017” in “Item 5. Operating and Financial Review and Prospects A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 23, 2018, our fixed-term charters represented an aggregate of approximately $1.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $351.1 million)) and the exercise of the owner’s unilateral extension options. Ten of these charters include an option exercisable by either party to extend the term: five wholly-owned vessels for two one-year periods at the same charter rate, which represents $152.4 million of potential contracted revenue, and five Joint Venture vessels for a three-year period and a subsequent two-year period at the same charter rate, which represents $170.5 million of potential contracted revenue that is attributable to our share of the relevant vessel-owning entities. In addition, we have charters for two wholly-owned vessels, which include the owner’s unilateral options to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2017. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes 17 vessels in the water and one newbuild on order. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2018	2019	2020	2021	2022	2023	2024

No. of Vessels whose Charters Expire(1)	38	4	2	1	1	3	4

TEU of Expiring Charters	211,733	21,314	13,288	6,724	7,471	27,057	28,720

Contracted Days	9,382	4,429	3,456	3,180	2,718	1,880	779

Available Days	9,963	14,551	15,576	15,566	14,803	15,640	16,789

Contracted/Total Days(2)	48.5%	23.3%	18.2%	17.0%	15.5%	10.7%	4.4%

(1)	Includes two vessels with no employment as at December 31, 2017, five vessels with owners’ unilateral option for extension and excludes vessels purchased pursuant to the Framework Deed.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Itea has been classified as held for sale and therefore the available days are calculated up to December 31, 2018.

Our containership fleet is currently under time charters with fourteen different charterers. For the three years ended December 31, 2017, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 95%, 96% and 96% of our revenue in 2015, 2016 and 2017, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 25 vessels over the past three years, including two Joint Venture vessels, and we plan to dry-dock 12 vessels in 2018 and 14 vessels in 2019 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2018 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides us with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub- manager such as Vinnen, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, such as specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services.

Costamare Shipping received in 2017 and 2016 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received in 2017 and 2016, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2017 and 2016 a fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. The aforementioned fees remain unchanged in 2018. During the year ended December 31, 2016 and December 31, 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.0 million and $5.0 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2017, we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement. For the year ended December 31, 2016, we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2017, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 7 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each vessel-owning entity formed under the Framework Deed pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers; provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed the amount of $5.0 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Each vessel-owning subsidiary will pay a fee of €13,074 for the year ending December 31, 2018 in respect of its vessel prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement) provided that the fee shall be €1,644 in respect of vessels which are chartered on January 1, 2018 for the duration of their current charter.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet to a total of 71 vessels as of February 23, 2018, including one newbuild vessel on order. 18 of our containerships, including 12 newbuilds, have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest.

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

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2015, 2016 and 2017 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.7%, 99.9% and

99.7%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

According to Clarkson Research, the end of 2005 saw the containership charter market register the highest reading in its history. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates registered and upward trend over the years as a whole and made further gains in early 2011 before decreasing sharply in the second half of 2011. The time charter rates and charter free vessel values remained at low levels through 2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuilds resulted in the deterioration of rates and values across all types of vessels to historically low figures until the beginning of 2017, when, as a result of low seaborne containership demand and growth of containership supply, demand for containership services declined, resulting in the highest number of idle ships since 2010 and historically low charter rates for all types of vessels. While charter rates and the level of demand for containerships are historically volatile, and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships will lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2017. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2017*

	On and After January 1,
	2018	2019	2020	2021	2022 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$236,398	$139,357	$110,092	$101,491	$164,623	$751,961
Fleet Contracted Days(2)	9,382	4,429	3,456	3,180	5,377	25,824
Percentage of fleet contracted days/Total days(2)	48.5%	23.3%	18.2%	17.0%	10.2%	20.1%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) non-exercise of the owner’s options to extend the terms of those charters. The contracted revenues for the seven vessels subject to the Sale and Leaseback transactions are included in the revenue calculations.

(2)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Itea has been classified as held for sale and therefore the available days are calculated up to December 31, 2018.

*	The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Deed.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under our time charter arrangements, charterers bear the voyage expenses other than address and brokerage commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2016 and 2017, brokerage and address commissions represented 62% and 47% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2017, approximately 41% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley and Dodd-Frank Acts.

Management Fees

In 2014, we paid to our managers a daily management fee of $919 per day per vessel. Such fee increased to $956 per day per vessel beginning January 1, 2015. The total management fees paid by us to our managers during the years ended December 31, 2015, 2016 and 2017 amounted to $18.9 million, $18.6 million and $18.7 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale/Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2015, 2016 and 2017, we sold one, one and four vessels, respectively.

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

Equity in Net Earnings of Investments

Per the terms of the Framework Deed, we currently hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Deed please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Deed”.

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

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

During the years ended December 31, 2017 and 2016, we had an average of 52.7 and 53.6 vessels, respectively, in our fleet. In the year ended December 31, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia, Maersk Kowloon and CMA CGM L’Etoile with an aggregate capacity of 19,941 TEU and we sold the container vessels Romanos, Marina, Mandraki and Mykonos with an aggregate capacity of 18,057 TEU. In the year ended December 31, 2016, we sold the 3,351 TEU vessel Karmen. In the years ended December 31, 2017 and 2016, our fleet ownership days totaled 19,221 and 19,616 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2016	2017
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$468.2	$412.4	$(55.8)	(11.9%)
Voyage expenses	(1.9)	(2.6)	0.7	36.8%
Voyage expenses—related parties	(3.5)	(3.1)	(0.4)	(11.4%)
Vessels’ operating expenses	(105.8)	(103.8)	(2.0)	(1.9%)
General and administrative expenses	(5.8)	(5.7)	(0.1)	(1.7%)
Management fees—related parties	(18.6)	(18.7)	0.1	0.5%
Non-cash general and administrative expenses and non-cash other items	(9.0)	(3.9)	(5.1)	(56.7%)
Amortization of dry-docking and special survey costs	(7.9)	(7.6)	(0.3)	(3.8%)
Depreciation	(100.9)	(96.4)	(4.5)	(4.5%)
Amortization of prepaid lease rentals, net	(6.8)	(8.4)	1.6	23.5%
Loss on sale / disposal of vessels	(4.4)	(4.9)	0.5	11.4%
Vessels’ Impairment loss	—	(18.0)	18.0	n.m.
Loss on asset held for sale	(37.2)	(2.4)	(34.8)	(93.5%)
Foreign exchange losses	(0.4)	—	(0.4)	(100.0%)
Interest income	1.7	2.7	1.0	58.8%
Interest and finance costs	(72.8)	(69.8)	(3.0)	(4.1%)
Swaps breakage cost	(9.7)	—	(9.7)	(100.0%)
Equity gain / (loss) on investments	(0.1)	3.4	3.5	n.m.
Other	0.6	0.6	—	—
Loss on derivative instruments	(4.0)	(0.9)	(3.1)	(77.5%)

Net Income	$81.7	$72.9

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2016	2017
Average number of vessels	53.6	52.7	(0.9)	(1.7%)
Ownership days	19,616	19,221	(395)	(2.0%)
Number of vessels under dry-docking	6	7	1

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2017 and December 31, 2016. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2016	2017
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$468.2	$412.4	$(55.8)	(11.9%)
Accrued charter revenue(1)	(7.7)	(11.2)	3.5	45.5%

Voyage revenue adjusted on a cash basis(2)	$460.5	$401.2	$(59.3)	(12.9%)

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

Voyage Revenue

Voyage revenue decreased by 11.9%, or $55.8 million, to $412.4 million during the year ended December 31, 2017, from $468.2 million during the year ended December 31, 2016. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels, (ii) revenue not earned by five vessels sold for demolition (one vessel in August 2016 and four vessels during the year ended December 31, 2017) and (iii) revenue not earned due to decreased calendar days by one day during the year ended December 31, 2017 (365 calendar days) compared to the year ended December 31, 2016 (366 calendar days); partly offset by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 12.9%, or $59.3 million, to $401.2 million during the year ended December 31, 2017, from $460.5 million during the year ended December 31, 2016. Accrued charter revenue for the years ended December 31, 2017 and 2016, amounted to $11.2 million and $7.7 million, respectively.

Voyage Expenses

Voyage expenses were $2.6 million and $1.9 million during the years ended December 31, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses—related parties

Voyage expenses—related parties in the amount of $3.1 million and $3.5 million during the years ended December 31, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 1.9%, or $2.0 million, to $103.8 million during the year ended December 31, 2017, from $105.8 million during the year ended December 31, 2016.

General and Administrative Expenses

General and administrative expenses were $5.7 million and $5.8 million during the years ended December 31, 2017 and 2016, respectively, and both include $2.5 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees—related parties

Management fees paid to our managers pursuant to the Framework Agreement were $18.7 million and $18.6 million during the years ended December 31, 2017 and 2016, respectively.

Non-cash general and administrative expenses and non-cash other items

Non-cash general and administrative expenses and non-cash other items for the year ended December 31, 2017 amounted to $3.9 million, representing the value of the shares issued to Costamare Services on March 30, 2017, June 30, 2017, September 29, 2017 and December 29, 2017, pursuant to the Services Agreement. For the year ended December 31, 2016, the non-cash general and administrative expenses and non-cash other items amounted to $9.0 million, including the value of the shares issued to Costamare Services on March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.6 million and $7.9 million during the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, seven vessels underwent and completed their special survey. During the year ended December 31, 2016 six vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.5% or $4.5 million, to $96.4 million during the year ended December 31, 2017, from $100.9 million during the year ended December 31, 2016. The decrease was mainly attributable to depreciation expense not charged during the year ended December 31, 2017, due to the sale of five vessels during the period spanning from the third quarter of 2016 to the year ended December 31, 2017; partially offset by the depreciation charged on the four secondhand containerships acquired during the second and fourth quarter of 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $8.4 million during the year ended December 31, 2017. Amortization of prepaid lease rentals, net was $6.8 million during the year ended December 31, 2016.

Loss on sale / disposal of vessels

During the year ended December 31, 2017, we recorded an aggregate net loss of $4.3 million from the sale of the vessels Marina, Mandraki and the Mykonos and a loss of $0.6 million from the sale of the vessel Romanos which was classified as Asset held for sale as at December 31, 2016. During the year ended December 31, 2016, we recorded a loss of $4.4 million from the sale of the vessel Karmen.

Vessels’ Impairment loss

During the year ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Loss on asset held for sale

During the year ended December 31, 2017, we recorded a loss on asset held for sale of $2.4 million, representing the expected loss from the sale of one of our vessels during the next twelve months period. During the year ended December 31, 2016, we recorded a loss on asset held for sale of $37.2 million, representing the expected loss from sale for scrap of one of our vessels, which we sold in January 2017.

Foreign Exchange Losses

Foreign exchange losses were nil and $0.4 million during the years ended December 31, 2017 and 2016, respectively.

Interest Income

Interest income amounted to $2.7 million and $1.7 million for the years ended December 31, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 4.1%, or $3.0 million, to $69.8 million during the year ended December 31, 2017, from $72.8 million during the year ended December 31, 2016. The decrease is partially attributable to the decreased average loan balance during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Equity Gain / (Loss) on Investments

During the year ended December 31, 2017 we recorded an equity gain on investments of $3.4 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed. During the year ended December 31, 2016, we recorded an equity loss on investments of $0.1 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and immediately commenced their charters. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of December 31, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a net asset of $1.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2017, a net gain of $13.5 million has been included in OCI and a net loss of $1.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2017.

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

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve- month periods ended December 31, 2016 and December 31, 2015.

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

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals was $6.8 million during the year ended December 31, 2016. Amortization of prepaid lease rentals was $5.0 million during the year ended December 31, 2015.

Gain / (Loss) on Sale /Disposal of Vessels

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

Equity Loss on Investments

The equity loss on investments of $0.1 million for the year ended December 31, 2016 represents our share of the net losses of 18 jointly owned companies pursuant to the Framework Deed and is mainly attributable to the pre-delivery expenses charged to certain vessels that were under construction during the year ended December 31, 2016; partly offset by the revenues earned by certain newbuild vessels delivered from the shipyard during 2016 and that started their charters. We hold a range of 25% to 49% of the capital stock of these companies.

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

B. Liquidity and Capital Resources

In the past, our principal sources of funds have been operating cash flows and long-term financing in the form of bank borrowings or sale and leaseback transactions. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity need is to fund our vessel operating expenses and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector for fleet renewal or expansion, and debt repayments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. As of February 23, 2018, we had available approximately $17 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2017, we had total cash liquidity of $218.9 million, consisting of cash, cash equivalents and restricted cash.

As of February 23, 2018, we had four series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock, $100 million aggregate liquidation preference of the Series C Preferred Stock, $100 million aggregate liquidation preference of the Series D Preferred Stock and $115 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 6, 2018. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 21, 2019. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after May 13, 2020. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2017, we had an aggregate of $1.23 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. In addition, we have guaranteed $208.0 million of indebtedness outstanding at Joint Venture entities. As of February 23, 2018, we had outstanding commitments relating to the one contracted newbuild under our Framework Deed of approximately $15.0 million payable in one installment until the vessel is delivered in the second quarter of 2018, out of which $13.9 million will be funded through a committed sale and leaseback financing transaction. These amounts represent our interest in the relevant Joint Venture entities with York.

As of February 23, 2018, we had one unencumbered vessel on the water. Under the Framework Deed there were three secondhand vessels acquired which are free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017 and February 6, 2018.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017 and January 16, 2018. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017 and January 16, 2018. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017 and January 16, 2018.

The dividends and distributions paid during the years ended December 31, 2013, 2014, 2015, 2016 and 2017, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017 and February 6, 2018 we issued 1,014,550 shares, 751,817 shares, 894,989 shares, 1,021,348 shares and 988,841 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have each reinvested in full their cash dividends on each of the aforementioned dates.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long- term debt, was negative $50.1 million at December 31, 2017 and negative $70.2 million at December 31, 2016.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities”.

Cash Flows

Years ended December 31, 2015, 2016 and 2017

	Year ended December 31,
	2015	2016	2017
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$244.7	$226.6	$191.0
Net Cash Used in Investing Activities	(43.0)	(34.4)	(42.7)
Net Cash Used in Financing Activities	(214.7)	(127.4)	(134.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2017, decreased by $35.6 million to $191.0 million, compared to $226.6 million for the year ended December 31, 2016. The decrease is mainly attributable to the decreased cash from operations of $59.2 million; partly offset by decreased payments for interest (including swap payments) during the year of $10.0 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that year and revenue recognized on a straight-line basis) of $1.8 million and the decreased special survey costs of $0.3 million during the year ended December 31, 2017 compared to the year ended December 31, 2016.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $42.7 million in the year ended December 31, 2017, which consisted of payments for the acquisition of four secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly offset by proceeds we received from the sale of four vessels.

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

Net Cash Used in Financing Activities

Net cash used in financing activities was $134.2 million in the year ended December 31, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $192.2 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) $16.7 million we paid for dividends to holders of our common stock for the fourth quarter of 2016, the first quarter, the second quarter and the third quarter of 2017 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2016 to January 14, 2017, January 15, 2017 to April 14, 2017, April 15, 2017 to July 14, 2017 and July 15, 2017 to October 14, 2017.

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

Credit Facilities and Capital Leases

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We have entered into a number of credit facilities and capital leases in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities and capital leases are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc.

The following summarizes certain terms of our existing credit facilities and capital leases discussed below as at December 31, 2017:

Credit Facilities / Capital Leases	Outstanding Principal Amount	Interest Rate(1)	Maturity		Repayment profile
	Expressed in thousands of U.S. dollars)
Alpha	42,000	LIBOR + Margin(2)	2020		Variable installments with balloon

HSBC-Mas	13,125	LIBOR + Margin(2)	2019		Straight-line amortization with balloon

Costamare(4)(5)	299,837	LIBOR + Margin(2)	2021		Variable amortization

Orix	25,725	LIBOR + Margin(2)	2020	(3)	Straight-line amortization with balloon

DnB-Quentin et al.	162,983	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

Unicredit	37,697	LIBOR + Margin(2)	2018		Straight-line amortization with balloon

DnB-Raymond et al.	105,050	LIBOR + Margin(2)	2020		Straight-line amortization with balloon

CLC Sale and Leaseback	203,538	Fixed Rate	2024		Bareboat structure-fixed daily charter with balloon

Bank of America Merrill Lynch	32,500	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

CCBFL Sale and Leaseback	130,536	LIBOR + Margin(2)	2023		Straight-line amortization with balloon

Credit Agricole	93,000	LIBOR + Margin(2)	2021		Variable installments with balloon

Eurobank	24,480	LIBOR + Margin(2)	2021		Variable installments with balloon

BoComm Sale and Leaseback	42,337	Fixed Rate	2024		Bareboat structure-fixed daily charter with balloon

HSBC-Nerida	17,175	LIBOR + Margin(2)	2022		Straight-line amortization with balloon

(1)	The interest rates of long-term debt at December 31, 2017 ranged from 2.30% to 5.98%, and the weighted average interest rate as at December 31, 2017 was 4.9%.

(2)	The interest rate margin of long-term debt at December 31, 2017 ranged from 0.85% to 3.60%, and the weighted average interest rate margin as at December 31, 2017 was 2.3%.

(3)	The year 2020 represents the latest possible maturity under the facility, under the MSC Ulsan tranche.

(4)	Bank Syndicate: Commerzbank AG, Unicredit Bank AG, Credit Suisse, HSH Nordbank AG and BNP—Paribas S.A. (ex. Fortis Bank S.A./N.V.).

(5)	Amortized over 14 quarterly installments of 13 equal quarterly installments of $21.3 million and a final one of $22.9 million.

The principal financial and other covenants and events of default under each credit facility are discussed below.

Alpha Loan

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million loan with Alpha Bank A.E., which we refer to in this section as the “Alpha Loan”. The lender assigned its obligations under the Alpha Loan to Alpha Shipping Finance Limited in 2014. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Maersk Kure. On October 3, 2016, we entered into a third supplemental agreement under which the bank agreed to the change of the flag of Maersk Kawasaki and Maersk Kure and the transfer of the technical management of both such ships to V.Ships Greece.

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

As of February 23, 2018, there was $42.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha Loan, and, as of the same date, there was no undrawn available credit.

HSBC Mas Loan

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million loan with HSBC Bank, which we refer to in this section as the “HSBC Loan”. The purpose of this loan was to finance part of the purchase price of a vessel, the Niledutch Panther (ex. Maersk Kokura). On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of Maersk Kokura. On September 1, 2016, we entered into a second supplemental agreement under which the bank agreed to the change of the flag of Maersk Kokura and the transfer of the technical management to V.Ships Greece.

The interest rate under the HSBC Loan is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by 20 consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million. On August 1, 2017, we entered into a third supplemental agreement pursuant to which the Borrower agreed to provide the lender with additional security in the form of a second mortgage on one of our vessels and on August 3, 2017, we prepaid $1.0 million. On February 16, 2018, we entered into a fourth supplemental agreement pursuant to which Mas Shipping repaid $1.0 million in February and the Lender agreed to extend the maturity of the loan until February 2019 payable in four equal quarterly instalments of $1.0 million, plus a balloon payment payable together with the fourth instalment in the amount of $8.13 million.

The obligations under the HSBC Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Niledutch Panther (ex. Maersk Kokura), a second priority mortgage over the vessel Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 23, 2018, there was $12.13 million outstanding under the HSBC Loan and, as of the same date, there was no undrawn available credit.

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

The interest rate under the Costamare credit facility is LIBOR plus an agreed margin. The Costamare credit facility provides for repayment by 40 consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9.0 million. The final 28 (13-40) installments, and the balloon installment repayable together with the 40th installment, are to be calculated by using a formula that takes into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels. Following the date of payment of the twelfth installment on June 30, 2011, the term loan facility and the revolving credit facility were combined, the final 28 (13-40) installments were fixed in the amount of $22.5 million each, and the balloon installment was fixed in the amount of $271.3 million. Following the date of the ninth supplemental agreement, the Credit Facility will be amortized over 18 quarterly installments of 17 equal quarterly installments of $22.5 million and final one of $24.1 million. After the prepayments with the proceeds from the disposals of two vessels, in August and September 2017, the repayment schedule was changed so that from December 31, 2017, the loan will be repaid by 13 equal quarterly instalments of $21.3 million each and a final one of $22.9 million.

The obligations under the Costamare credit facility are guaranteed by the owners of the mortgaged vessels. Our obligations under this credit facility are secured by mortgages over the vessels owned by our subsidiaries, who are the guarantors, and general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

As of February 23, 2018, there was $299.8 million outstanding under the Costamare credit facility, and, as of same date, there was no undrawn available credit.

Orix Loan (ex. RBS Loan)

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “RBS Loan”), which was available for drawing for up to 18 months. The loan tranches have maturities ranging from three to seven years.

We have used the RBS loan to finance part of the acquisition cost of five secondhand vessels, the MSC Methoni, the Romanos, the Ulsan, the MSC Koroni (ex. Koroni) and the Itea (ex. Kyparissia).

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

The Ulsan tranche will be repaid by 32 consecutive quarterly payments, the first 31 (1-31) in the amount of $0.53 million and a final installment in the amount of $0.53 million, together with a balloon payment of $4.2 million. On October 26, 2017 pursuant to a Transfer Certificate entered into between The Royal Bank of Scotland plc (“RBS”) and Orix Investment and Management Private Limited (“Orix”) RBS assigned absolutely to Orix all rights and interests, which RBS had under the RBS Loan.

The obligations under the RBS Loan are guaranteed by the owners of the mortgaged vessels. Our obligations under the RBS Loan is secured by mortgages over each financed vessel, account charges in favor of Joh. Berenberg, Gossler & Co. KG, as account bank, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 23, 2018, there was $24.2 million outstanding under the RBS Loan, and, as of the same date there was no undrawn available credit.

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

As of February 23, 2018, there was $160.4 million outstanding under the DnB—Quentin et al. loan, and, as of the same date there was no undrawn available credit.

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

The interest rate under the Unicredit Loan is LIBOR plus an agreed margin. After the prepayments with the proceeds from the disposals of five vessels the repayment schedule was changed so that from September 23, 2016, the loan will be repaid by 10 consecutive quarterly instalments, the first nine (1-9) in the amount of $2.7 million and a final instalment in the amount of $2.7 million, together with a balloon payment of $31.8 million. Furthermore, following the prepayment with the proceeds from the disposal of one vessel in March 2017, the balloon repayment of $31.8 million was reduced to $26.9 million.

Our obligations under the Unicredit Loan are secured by guarantees of the owners of the mortgaged vessels, mortgages over each financed vessel, account charges, charter assignments, swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 23, 2018, there was $37.7 million outstanding under the Unicredit Loan, and, as of the same date there was no undrawn available credit.

DnB—Raymond et al. Loan

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terance Shipping Co., as borrowers, entered into a seven-year loan for up to $152.8 million, with DnB Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank, Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “DnB -Raymond et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Value and the Valence, and the facility is divided into two tranches, one for each vessel.

The interest rate under the DnB—Raymond et al. Loan is LIBOR plus an agreed margin. The loan provides that the borrowers must repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.4 million per tranche each, commencing at the time of delivery of the vessels, and a final installment in the amount of $1.4 million, together with a balloon payment of $38.2 million per tranche.

The obligations under the DnB—Raymond et al. Loan are guaranteed by Costamare Inc. and are secured by assignment of refund guarantees and shipbuilding contracts, a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 23, 2018, there was $105.0 million outstanding under the DnB—Raymond et al. Loan, and, as of the same date there was no undrawn available credit.

CLC Sale and Leaseback

In January, March and April 2014, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. entered into novation agreements with CLC, whereby they novated to CLC the shipbuilding contracts for the construction of the MSC Azov, the MSC Ajaccio and the MSC Amalfi, respectively, and entered into bareboat charter agreements (collectively, the “CLC Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 10 years. Our subsidiaries used a portion of the proceeds from the CLC Sale and Leaseback to prepay the balance of the loan which had been used to finance the predelivery installments of the respective vessels.

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

As of February 23, 2018, there was $202.2 million outstanding under the CLC Sale and Leaseback.

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

As of February 23, 2018, there was $31.4 million outstanding under the BAML Loan, and, as of same date, there was no undrawn available credit.

CCBFL Sale and Leaseback

On June 29, 2016, our subsidiaries, Jodie Shipping Co. and Kayley Shipping Co, entered into bareboat charter agreements with CCBFL (collectively, the “CCBFL Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven years. Our subsidiaries used the proceeds from the CCBFL Sale and Leaseback to refinance an existing facility and for general corporate purposes.

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

As of February 23, 2018, there was $130.5 million outstanding under the CCBFL Sale and Leaseback.

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

As of February 23, 2018, there was $89.0 million outstanding, and, as of same date, there was no undrawn available credit.

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

As of February 23, 2018, there was $24.5 million outstanding under the Eurobank Loan, and, as of same date, there was no undrawn available credit.

BoComm Sale and Leaseback

On June 19, 2017, our subsidiaries, Simone Shipping Co. and Plange Shipping Co., entered into bareboat charter agreements with BoComm (the “BoComm Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven and a half years. Our subsidiaries used the proceeds from the BoComm Sale and Leaseback for general corporate purposes.

Under the terms of the BoComm Sale and Leaseback, both the Leonidio and the Kyparissia containership vessels were sold and Simone Shipping Co. and Plange Shipping Co. must each pay a fixed daily charter rate on a monthly basis for seven and a half years along with a final balloon payment of $9.7 million, respectively. Upon expiration of the BoComm Sale and Leaseback in 2023, the vessels will be returned to the Company.

As of February 23, 2018, there was $41.9 million outstanding under the BoComm Sale and Leaseback.

HSBC Nerida Loan

On August 1, 2017, our subsidiary, Nerida Shipping Co., as borrower, entered into a five-year, $17.6 million loan with HSBC Bank, which we refer to in this section as the “HSBC Nerida Loan”. The purpose of this loan was to finance general corporate purposes relating to a vessel, the Maersk Kowloon.

The interest rate under the HSBC Nerida Loan is LIBOR plus an agreed margin. The repayment terms provide for Nerida Shipping Co. to pay HSBC by 20 equal consecutive quarterly installments, each in amount of $0.45 million plus a balloon payment payable together with the 20th installment in the amount of $8.625 million.

The obligations under the HSBC Nerida Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights and a second priority mortgage over the vessel NileDutch Panther (ex. Maersk Kokura) and a second priority general assignment.

As of February 23, 2018 there was $16.7 million outstanding under the HSBC Nerida Loan, and, as of same date, there was no undrawn available credit.

Guarantees of Framework Deed Entity Indebtedness

Costamare Inc. has agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Skerrett Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own the vessels Cape Kortia, Cape Sounio, Cape Artemisio, Cape Akritas and Cape Tainaro, respectively. As at December 31, 2017, Costamare Inc. has guaranteed $82.5 million of debt relating to Kemp Maritime Co. and Hyde Maritime Co., $42.6 million of debt relating to Skerrett Maritime Co. and $83.0 million of debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. As security for providing the guarantee, in the event that Costamare Inc. is required to pay under any guarantee, Costamare Inc. is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration. Costamare Inc. owns 49% of the capital stock of Kemp Maritime Co., 49% of the capital stock of Hyde Maritime Co., 49% of the capital stock of Skerrett Maritime Co., 25% of the capital stock of Ainsley Maritime Co. and 25% of the capital stock of Ambrose Maritime Co.

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

•	the market value adjusted net worth must at all times exceed $500 million;

•	the ratio of net funded debt to total net assets must be less than 80% on a charter inclusive valuation basis and

•	at the end of each financial quarter during which dividends have been paid for the preceding quarter, cash and cash equivalents shall not be less than $15 million.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2017 by approximately $2.6 million based upon our debt level during 2017.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2017, approximately 41% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2017, the Company was engaged in 2 Euro/U.S. dollar contracts totaling $4.0 million at an average forward rate of Euro/U.S. dollar 1.1682, expiring in monthly intervals up to February 2018.

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

As of February 23, 2018, our share of the outstanding commitments relating to the one contracted newbuild was approximately $15.0 million payable in installments until the vessel is delivered in the second quarter of 2018, out of which $13.9 million will be funded through a committed sale and leaseback financing transaction. These amounts represent our interest in the relevant jointly-owned entities with York. In addition, dry-docking expenses totaled approximately $5.6 million in 2017, excluding off-hire costs.

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

The economic and market conditions as at December 31, 2016 and 2017, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates and charter free vessel values continued to decline during 2016 as reduced demand for transportation services occurred during a time of increased supply of vessels and although in 2017, as a result of improved demand relative to 2016, both time charter rates and charter free vessel values have marginally improved for most container asset classes, supply of vessels continued to exceed demand, conditions that we consider to be indicators of possible impairment.

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

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. To the extent impairment indicators are present, the undiscounted projected net operating cash flows are determined as the sum of (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates) over the remaining estimated life of the vessel, over (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.76%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures, (iii) management fees expenditures and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 22 days depending on the size and age of each vessel), which is based on historical experience. We consider the most recent ten year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels since such historical average represents a full shipping cycle that captures the highs and lows of the market. We utilize the standard deviation in order to eliminate the outliers in the period before computing the historic ten year average rates. The salvage value used in the impairment test is estimated at approximately $0.300 per light weight ton in accordance with the vessels’ depreciation policy. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. We determine the fair value of our vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. Therefore we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy.

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2017, resulted in an impairment loss of $18.0 million, in relation to seven of our vessels. As of December 31, 2015 and 2016 our assessment concluded that no impairment loss should be recorded.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If as at December 31, 2016 and 2017, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2016		December 31, 2017
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	4	$12.6	1	$0.4
3-year historical average rate	9	$23.2	4	$38.0
1-year historical average rate	14	$111.1	18	$212.2

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

An internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2017, suggests that 29 of our 52 vessels in the water may have current market values below their carrying values (40 of our 52 vessels in the water as at December 31, 2016). However, we believe that, with respect to these 29 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis are below their carrying values as of December 31, 2017 and 2016. The carrying value of each of the Company’s vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel were sold. The Company’s estimates of fair values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated fair values below their carrying values exceed such vessels’ carrying values as of December 31, 2017.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2016 ($ US Million)(1)	Carrying Value December 31, 2017 ($ US Million)(1)

1	Cosco Hellas*,**	9,469	2006	July 2006	66.0	63.0

2	Cosco Guangzhou*,**	9,469	2006	February 2006	64.7	61.7

3	Cosco Beijing*,**	9,469	2006	June 2006	66.9	63.9

4	Cosco Yantian*,**	9,469	2006	April 2006	65.3	62.4

5	Cosco Ningbo*,**	9,469	2006	March 2006	64.8	61.9

6	MSC Azov	9,403	2014	January 2014	78.1	75.6

7	MSC Ajaccio	9,403	2014	March 2014	78.5	76.0

8	MSC Amalfi	9,403	2014	April 2014	78.8	76.3

9	MSC Athens	8,827	2013	March 2013	74.8	72.3

10	MSC Athos	8,827	2013	April 2013	74.6	72.2

11	Valor	8,827	2013	June 2013	87.7	84.8

12	Value	8,827	2013	June 2013	87.7	84.8

13	Valiant	8,827	2013	August 2013	88.6	85.7

14	Valence	8,827	2013	September 2013	89.0	86.1

15	Vantage	8,827	2013	November 2013	89.0	86.1

16	Navarino*,**	8,531	2010	May 2010	98.3	94.4

17	Maersk Kowloon	7,471	2005	May 2017	—	14.8

18	Maersk Kure*,**	7,403	1996	December 2007	55.0	49.9

19	NileDutch Panther (ex. Kokura)*,**	7,403	1997	February 2008	58.2	53.3

20	Maersk Kawasaki*,**	7,403	1997	December 2007	58.5	53.7

21	MSC Methoni*,**	6,724	2003	October 2011	47.9	45.5

22	Sealand Michigan*,**	6,648	2000	October 2000	32.6	30.7

23	Sealand Illinois*,**	6,648	2000	December 2000	32.8	30.8

24	Sealand New York*,**	6,648	2000	May 2000	31.4	29.5

25	Sealand Washington*,**	6,648	2000	August 2000	32.0	30.1

26	Maersk Kobe*,**	6,648	2000	June 2000	31.6	29.7

27	MSC Kalamata*,**	6,644	2003	June 2003	40.4	38.2

28	MSC Kingston*,**	6,644	2003	April 2003	40.2	38.0

29	Maersk Kolkata (ex. MSC Kolkata)*,**	6,644	2003	January 2003	39.6	38.6

30	Venetiko*,**	5,928	2003	January 2013	19.5	19.0

31	Zim Shanghai**	4,992	2002	October 2002	28.8	28.1

32	Zim New York**	4,992	2002	September 2002	28.6	28.0

33	Piraeus*,**	4,992	2004	May 2004	29.5	27.9

34	Leonidio	4,957	2014	May 2017	—	21.7

35	Kyparissia	4,957	2014	May 2017	—	21.7

36	Halifax Express*,**	4,890	2000	November 2000	26.4	24.8

37	Oakland Express*,**	4,890	2000	October 2000	26.3	24.6

38	Singapore Express*,**	4,890	2000	August 2000	25.6	24.0

39	MSC Mykonos(2)*	4,828	1988	January 2005	10.4	—

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2016 ($ US Million)(1)	Carrying Value December 31, 2017 ($ US Million)(1)

40	MSC Mandraki(2)*	4,828	1988	October 2004	11.1	—

41	Ulsan (ex. MSC Ulsan)*,**	4,132	2002	February 2012	24.3	23.7

42	MSC Koroni*,**	3,842	1998	May 2012	10.3	9.7

43	Itea(3)*	3,842	1998	May 2012	10.3	—

44	Marina(2)*	3,351	1992	February 2011	7.4	—

45	Lakonia*	2,586	2004	December 2014	8.4	8.0

46	CMA CGM L’Etoile	2,556	2005	November 2017	—	9.5

47	Areopolis*	2,474	2000	May 2014	9.2	6.5

48	Messini*,**	2,458	1997	August 2012	5.8	6.2

49	MSC Reunion*	2,024	1992	March 2011	6.4	4.0

50	MSC Namibia II*	2,023	1991	March 2011	6.2	4.0

51	MSC Sierra II*	2,023	1991	March 2011	6.3	4.0

52	MSC Pylos*	2,020	1991	January 2011	6.0	5.5

53	Neapolis*	1,645	2000	April 2014	9.2	5.5

54	Prosper*,**	1,504	1996	March 2011	7.7	7.0

55	Zagora*	1,162	1995	January 2011	6.6	2.7

56	Luebeck*	1,078	2001	August 2012	10.2	4.5

				TOTAL	2,093.5	2,010.6

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2016 and 2017.

(2)	Vessels sold during 2017.

(3)	As of December 31, 2017, the vessel was classified as held for sale.

*

Indicates container vessels which we believe, as of December 31, 2016, may have fair values below their carrying values. As of December 31, 2016, we believe that the aggregate carrying value of these 40 vessels was $572.4 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2017, may have fair values below their carrying values. As of December 31, 2017, we believe that the aggregate carrying value of these 29 vessels was $472.4 million more than their market value.

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

We review for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our fleet for impairment on a vessel by vessel basis. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we evaluate the vessel for impairment loss. The impairment loss is determined by the difference between the carrying amount of the vessel and the fair value of the vessel. If our estimate of undiscounted projected net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment loss to operations, to the vessel’s fair value if the fair value is lower than the vessel’s carrying value.

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which, currently, is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate (approximately $300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of the Company’s vessels or a decrease in the estimated economic lives assigned to the Company’s vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels.

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

We also enter into forward exchange rate contracts to manage our exposure to currency exchange risk on certain foreign currency liabilities. We have not designated these forward exchange rate contracts for hedge accounting.

Recent Accounting Prononuncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

In 2017, total seaborne container trade demand grew at around 5.2% as the synchronized global economic recovery that started in 2016 gained momentum. Following the coordinated introduction of monetary stimulus by the world’s top central banks, global trade accelerated in 2017.

Total containership supply grew at around 3.0% in 2017 as demolition activity fell over the year. However, the supply of large container vessels, with capacity of more than 8,000 TEU, continued to apply pressure throughout the industry.

Demand for containership transportation services increased during the year and idle fleet represented 2% of the total fleet at the end of 2017. However, all types of vessels continued to earn historically low charter rates albeit higher than the rates in 2016. Containership ordering in 2017 increased to 697,000 TEU, equivalent to 3.5% of the total fleet. Total order book remained historically low at 13% of the total fleet at the end of 2017; however, since 71% of the orderbook consisted of vessels larger than 12,000 TEU, if the improved containership demand is not sustainable there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2017 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,229,982	$241,268	$575,506	$220,245	$192,963
Interest on long-term debt obligations(2)	178,101	56,895	78,413	31,828	10,965
Payments to our manager(3)	146,188	22,767	43,210	41,113	39,098
Investments in Affiliates(4)	2,137	2,137	—	—	—

Total	$1,556,408	$323,067	$697,129	$293,186	$243,026

(1)	Includes obligations under finance leases.

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

(4)	This amount represents our share of the remaining capital commitments with regards to the newbuild vessels on order under our Framework Deed with York.

(5)	These amounts exclude the following preferred stock dividend payment amounts (assumes that dividends are paid up until the preferred stocks’ optional redemption period commences):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$32,003	$19,548	$12,455	$—

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

Name	Age	Position
Konstantinos Konstantakopoulos	48	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	49	Chief Financial Officer and Class II Director
Vagn Lehd Møller	71	Class II Director
Charlotte Stratos	63	Class III Director
Konstantinos Zacharatos	44	Class I Director
Anastassios Gabrielides	53	General Counsel and Secretary

The term of our Class II director expires in 2018, the term of our Class III directors expires in 2019 and the term of our Class I directors expires in 2020.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our head manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006 and indirectly owns 50% of Blue Net which provides chartering brokerage services to our as well as to third party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Gregory Zikos is our Chief Financial Officer and a member of our board of directors. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Since 2012 Mr. Møller has served as chairman of the boards of ZITON A/S (previously known as DBB Jack-up Services A/S) and Jack-up InvestCo 2 A/S and has been a member of the board of directors of Jack-up InvestCo 3 Plc., all being companies investing in jack-up vessels chartered to off-shore windmill companies. From 2010 to 2015, Mr. Møller served on the boards of directors for Scan Global Logistics A/S and Scan Global Holdings A/S, both Danish based internal logistics companies, and he was elected chairman of the boards of directors of both companies in January 2011. From April 2015, Mr. Møller has been a member of the Board of The Survey Association A/S, a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2017, Ms. Stratos served as an independent director for Hellenic Carriers Ltd. Ms. Stratos currently serves as an independent director for the Gyroscopic Fund, a hedge fund company.

Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services, CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an LL.M. and an LL.B. from the London School of Economics and Political Science.

Anastassios Gabrielides is our General Counsel and Secretary. Mr. Gabrielides has served as a director and secretary of Costamare Services since May 2013. Prior to joining us in 2013, Mr. Gabrielides worked for Allseas Marine S.A., a ship management company. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides practiced law in Athens from 1999 to 2004, specializing in securities, banking and finance and corporate law. Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek FIU. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

B. Compensation of Directors and Senior Management

Our independent non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors and our officers do not receive additional compensation for their service as directors or officers. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed and are compensated for their services by Costamare Shipping or Costamare Services and.

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

These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.

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

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping or Costamare Services. Costamare Shipping, Costamare Services and Shanghai Costamare each employed approximately 85, 15 and 35 people, respectively, all of whom were shore-based. As of December 31, 2017, about 2,400 people served in a pool of personnel who rotate their service onboard the containerships in our fleet. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen uses its related manning agents in Germany and the Philippines for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 23, 2018 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 23, 2018 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,194,826 shares of common stock, 2,000,000 shares of Series B Preferred Stock, 4,000,000 Series C Preferred Stock, 4,000,000 Series D Preferred Stock and 4,600,000 Series E Preferred Stock outstanding as of February 23, 2018. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	21,193,952	19.4%
Gregory Zikos	*
Konstantinos Zacharatos
Vagn Lehd Moller	*
Charlotte Stratos
Anastassios Gabrielides(2)
All officers and directors as a group (five persons)	21,521,817	19.7%
5% Beneficial Owners
Christos Konstantakopoulos(3)	18,837,792	17.3%
Achillefs Konstantakopoulos(4)	20,061,910	18.4%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 10,309,105 shares of common stock directly and 10,884,847 shares of common stock indirectly through entities controlled by Mr. Konstantakopoulos.

(2)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock

(3)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 10,309,107 shares of common stock directly and 8,528,685 shares of common stock indirectly through an entity controlled by Mr. Konstantakopoulos. He also holds 40,000 shares of Series D Preferred Stock through an entity controlled by Mr. Konstantakopoulos, or 1.0% of the issued and outstanding shares of Series D Preferred Stock.

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 10,309,107 shares of common stock directly and 9,752,803 shares of common stock indirectly through entities controlled by Mr. Konstantakopoulos. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity controlled by Mr. Konstantakopoulos, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock, and 4,400 shares of Series C Preferred Stock, or 0.1% of the issued and outstanding shares of Series C Preferred Stock.

*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of January 19, 2018, we had approximately 14,098 stockholders of record.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party sub-managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel owning entity and the relevant manager. Our affiliated managers and Costamare Services are controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net, a charter brokerage company which is 50% controlled by our chairman and chief executive officer, provides brokerage services to our vessels.

Management and Services Agreements

On March 3, 2015, we amended and restated our Group Management Agreement with Costamare Shipping. On November 2, 2015, we terminated the Group Management Agreement and we entered into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services, an affiliate of Costamare Shipping. The same services that were provided by Costamare Shipping pursuant to the Group Management Agreement continue to be provided by either Costamare Shipping or Costamare Services under the Framework Agreement and the Services Agreement, and the aggregate fees paid by us to Costamare Shipping and Costamare Services under the Framework Agreement and the Services Agreement are substantially the same as the aggregate fees that were paid to Costamare Shipping pursuant to the Group Management Agreement.

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, V.Ships Greece or a third party sub-manager. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services and Shanghai Costamare, as well as any third party managers, including V.Ships Greece and Vinnen. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Costamare Shipping received in 2017 and 2016 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2017 and 2016, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2017 and 2016 a fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. The aforementioned fees remain unchanged in 2018. During the year ended December 31, 2016 and December 31, 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.0 million and $5.0 million, respectively, for services provided in accordance with the relevant management agreements. For the year ended December 31, 2017, we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement. For the year ended December 31, 2016 we paid aggregate fees of approximately $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2017, the terms of the Framework Agreement and Service Agreement automatically renewed for another one-year period, and will automatically renew for seven more consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the

12-month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

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

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010, during the term of the Group Management Agreements and following its termination, and pursuant to the Addendum entered into on February 29, 2016, the term of the Framework Agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters since the implementation of the Dividend Reinvestment Plan, members of the Konstantakopoulos family have each reinvested in full their cash dividends, receiving an aggregate of 6,796,632 million shares.

On December 5, 2016, the Company completed a follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. Members of the Konstantakopoulos family purchased 1,666,666 shares in the offering.

On May 31, 2017, the Company completed a follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. Members of the Konstantakopoulos family purchased 1,408,451 shares in the offering.

Other Transactions

Konstantinos Konstantakopoulos holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that own seven containerships comparable to 17 of our vessels (including five vessels acquired under the Framework Deed) and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own three containerships comparable to seven of our vessels (including three vessels acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

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

Under the Framework Deed entered into on May 15, 2013 and amended and restated on May 18, 2015, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of February 23, 2018, Costamare and York executed transactions with capital expenditure commitments of approximately $1.2 billion. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. 18 of our containerships, including one newbuild on order and seventeen existing Joint Venture vessels, have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Under the Framework Agreement, Costamare Shipping provides management services to the Joint Venture vessels and Costamare Shipping has entered into separate management agreements with each vessel-owning entity formed under the Framework Deed pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each vessel-owning entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective vessel-owning entity. During the year ended December 31, 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed the amount of $5.0 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, which provides chartering brokerage services to our vessels and to the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net.

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

We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017 and January 16, 2018. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017 and January 16, 2018. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017,

July 17, 2017, October 16, 2017 and January 16, 2018. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017 and February 6, 2018.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017 and February 6, 2018 we issued 1,014,550 shares, 751,817 shares, 894,989 shares, 1,021,348 shares and 988,841 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have each reinvested in full their cash dividends on each of the aforementioned dates.

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

Set out below is a table showing the dividends and distributions paid in 2013, 2014, 2015, 2016 and 2017.

	Year Ended December 31,
	2013	2014	2015	2016	2017	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$80.8	$83.0	$86.3	$53.9	$16.7	$320.7
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	—	—	—	19.5	22.8	42.3
Preferred Stock dividends paid	0.7	10.1	16.0	21.1	21.1	69.0

Total	$81.5	$93.1	$102.3	$94.5	$60.6	$432.0

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Our common stock has been trading on the NYSE under the symbol “CMRE” since November 4, 2010. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2013	$18.92	$14.44
2014	24.36	17.61
2015	20.35	8.82
2016	10.70	5.57
2017	7.99	5.25
First Quarter 2016	9.62	6.23
Second Quarter 2016	10.70	7.67
Third Quarter 2016	10.45	6.95
Fourth Quarter 2016	9.05	5.57
First Quarter 2017	6.97	5.25
Second Quarter 2017	7.99	6.21
Third Quarter 2017	7.67	5.78
Fourth Quarter 2017	6.31	5.49
September 2017	6.38	5.78
October 2017	6.31	6.00
November 2017	6.14	5.49
December 2017	6.11	5.60
January 2018	6.83	6.02
February 2018 (February 1, 2018 through February 23, 2018)	6.61	6.14

Our Series B Preferred Stock has been trading on the NYSE under the symbol “CMRE PRB” since August 7, 2013. The following table shows the high and low closing sales prices for our Series B Preferred Stock during the indicated periods.

	Price Range
	High	Low
2013 (August 7, 2013 to December 31, 2013)	$24.90	$22.20
2014	25.93	22.80
2015	26.20	15.07
2016	23.00	11.96
2017	25.48	21.16
First Quarter 2016	18.00	11.96
Second Quarter 2016	20.30	17.27
Third Quarter 2016	23.00	18.04
Fourth Quarter 2016	22.70	18.50
First Quarter 2017	22.44	21.16
Second Quarter 2017	24.50	22.12
Third Quarter 2017	24.95	23.55
Fourth Quarter 2017	25.48	24.70
September 2017	24.95	24.35
October 2017	25.20	24.83
November 2017	24.98	24.45
December 2017	25.48	24.71
January 2018	25.49	24.23
February 2018 (February 1, 2018 through February 23, 2018)	24.64	24.00

Our Series C Preferred Stock has been trading on the NYSE under the symbol “CMRE PRC” since January 22, 2014. The following table shows the high and low closing sales prices for our Series C Preferred Stock during the indicated periods.

	Price Range
	High	Low
2014 (January 22, 2014 to December 31, 2014)	$25.69	$24.55
2015	27.09	15.93
2016	22.68	12.49
2017	26.10	21.74
First Quarter 2016	18.55	12.49
Second Quarter 2016	20.80	17.80
Third Quarter 2016	22.68	19.10
Fourth Quarter 2016	22.05	17.96
First Quarter 2017	23.47	21.74
Second Quarter 2017	24.88	23.03
Third Quarter 2017	25.75	24.32
Fourth Quarter 2017	26.10	24.98
September 2017	25.75	24.60
October 2017	26.10	25.26
November 2017	26.04	24.98
December 2017	26.04	25.22
January 2018	25.80	24.67
February 2018 (February 1, 2018 through February 23, 2018)	24.75	24.29

Our Series D Preferred Stock has been trading on the NYSE under the symbol “CMRE PRD” since May 15, 2015. The following table shows the high and low closing sales prices for our Series D Preferred Stock during the indicated periods.

	Price Range
	High	Low
2015 (May 15, 2015 to December 31, 2015)	$25.05	$15.82
2016	23.29	12.70
2017	26.79	22.21
First Quarter 2016	18.80	12.70
Second Quarter 2016	21.46	17.99
Third Quarter 2016	23.29	19.88
Fourth Quarter 2016	22.81	18.22
First Quarter 2017	24.12	22.21
Second Quarter 2017	25.23	23.38
Third Quarter 2017	26.27	24.55
Fourth Quarter 2017	26.79	25.53
September 2017	26.27	25.10
October 2017	26.70	26.26
November 2017	26.79	25.53
December 2017	26.54	25.82
January 2018	26.25	25.11
February 2018 (February 1, 2018 through February 23, 2018)	25.40	24.97

Our Series E Preferred Stock has been trading on the NYSE under the symbol “CMRE PRE” since February 2, 2018. The following table shows the high and low closing sales prices for our Series E Preferred Stock during the indicated periods.

	Price Range
	High	Low
February 2018 (February 2, 2018 through February 23, 2018)	25.00	24.44

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2017, 108,205,985 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2017: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; 4,000,000 shares of Series D Preferred Stock were issued and outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock and 4,600,000 shares have been designated Series E Cumulative Redeemable Perpetual Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

•	the occurrence of a flip—over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

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

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock and 4,600,000 shares have been designated Series E Cumulative Redeemable Perpetual Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

(e)

Facility Agreement dated July 22, 2008 (the “Facility Agreement”), relating to a loan facility of $1,000,000,000 comprising (i) a term loan facility of up to $700,000,000 and (ii) a revolving credit facility of up to $300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengesellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo—Und Vereinsbank Aktiengesellschaft, as joint arranger, swap bank and account bank, HSH Nordbank AG, as swap bank, and Costamare Inc., as borrower, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

(i)

Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Framework Deed”.

(j)

Framework Agreement dated November 2, 2015, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(k)

Agreement Relating to Framework Agreement and Ship—management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015. “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

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

(n)

Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Ko KG., please see “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.

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

To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at a rate of 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at a rate of 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

I. Subsidiary Information

As of December 31, 2017, we have guaranteed $208.0 million of indebtedness outstanding at Joint Venture entities.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2017 by approximately $2.6 million based upon our debt level during 2017.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2018	3.4
2019	3.5
2020	2.2
2021	0.8
2022	0.0

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

At December 31, 2016 and 2017, we had interest rate swap agreements with an outstanding notional amount of $783.4 million and $656.1 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2016 and 2017, amounted to a net liability of $10.5 million and a net asset of $2.0 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2016 and 2017, we had interest rate swap agreements with an outstanding notional amount of $199.8 million and $89.8 million, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2016 and 2017, was a liability of $4.9 million and a liability of $1.0 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between August 2018 and August 2020.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2017, approximately 41% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2017, the Company was engaged in two Euro/U.S. dollar contracts totaling $4.0 million at an average forward rate of Euro/U.S. dollar 1.1682 expiring in monthly intervals up to February, 2018.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Please see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on October 19, 2010, that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2017. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

In making its assessment of our internal control over financial reporting as of December 31, 2017, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2017, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2017, which is incorporated by reference into Item 15.C. below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2017.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2016 and 2017.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2017 and 2016 and breaks down these amounts by the category of service.

	2017	2016
Audit fees	€520,000	€543,000
Tax fees	€17,727	€14,806

Total fees	€537,727	€557,806

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2017 and 2016 and for the review of the quarterly financial information, as well as in connection with the review of the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. Audit fees in connection with our filings with the SEC in 2016 amounted to €39,000 and are included in the 2016 total fees in the aforementioned table. Audit fees in connection with our filings with the SEC in 2017 amounted to €20.000 and are included in the 2017 total fees in the aforementioned table.

Tax fees

The full amount of tax fees in 2016 and 2017 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2016 and December 31, 2017.

Audit-related fees

No audit-related fees were billed in 2016 and 2017.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the common shares purchased or received in 2017 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

February 2017(2)	361,744	—	—	—
March 2017(1)	59,840	—	—	—
May 2017(2)	267,751	—	—	—
June 2017(1)	59,840	—	—	—
August 2017(2)	311,229	—	—	—
September 2017(1)	59,840	—	—	—
November 2017(2)	344,684	—	—	—
December 2017(1)	59,840	—	—	—

Total	1,524,768

(1)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel—owning subsidiaries.

(2)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

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

Reference is made to pages F-1 through F-43 included herein by reference.

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

4.5

Facility Agreement dated July 22, 2008 (the “Facility Agreement”) relating to a loan facility of $1,000,000,000 comprising (i) a term loan facility of up to $700,000,000 and (ii) a revolving credit facility of up to $300,000,000 among the lenders and financial institutions set out on Schedule I thereto, Commerzbank AG as successor to Deutsche Schiffsbank Aktiengesellschaft, as joint arranger, agent, swap bank and security agent, Bayerische Hypo-Und Vereinsbank Aktiengesellschaft, as joint Arranger, Swap Bank and Account Bank, HSH Nordbank AG, as Swap Bank, and the Company, as Borrower(2)

4.6	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.7	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.8	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.9	Framework Agreement dated November 2, 2015, by and between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.10	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(3)

4.11	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015(3)

4.12	Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein(3)

4.13	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.14	Ninth Supplemental Agreement, dated September 28, 2016, in relation to the Facility Agreement dated 22nd July, 2008 for an amount of (initially) $1,000,000,000(4)

4.15	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

Exhibit No.	Description

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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
Name: Konstantinos Konstantakopoulos
Title: Chief Executive Officer

Dated: February 27, 2018

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of COSTAMARE INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of COSTAMARE INC. (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of COSTAMARE INC. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece
February 27, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of COSTAMARE INC.

Opinion on Internal Control over Financial Reporting

We have audited COSTAMARE INC.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, COSTAMARE INC. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of COSTAMARE INC. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated February 27, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations on Internal Control Over Financial Reporting

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

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 27, 2018

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2016 and 2017

	December 31, 2016	December 31, 2017
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$178,986
Restricted cash	6,882	7,238
Accounts receivable	971	1,324
Inventories (Notes 2 and 5)	11,415	9,662
Due from related parties (Notes 3 and 9)	3,447	5,273
Fair value of derivatives (Notes 18 and 19)	—	112
Insurance claims receivable	2,886	2,091
Prepaid lease rentals (Note 11)	8,752	8,752
Accrued charter revenue (Note 12)	408	185
Prepayments and other	3,914	5,697
Vessel held for sale (Note 6)	6,256	7,315

Total current assets	209,829	226,635

FIXED ASSETS, NET:
Capital leased assets (Note 11)	384,872	415,665
Vessels, net (Note 6)	1,688,285	1,579,509

Total fixed assets, net	2,073,157	1,995,174

NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	153,126	161,897
Prepaid lease rentals, non-current (Note 11)	51,670	42,918
Accounts receivable, non-current (Note 3)	1,575	1,800
Deferred charges, net (Note 7)	20,367	15,429
Restricted cash	38,783	32,661
Fair value of derivatives, non-current (Notes 18 and 19)	762	4,358
Accrued charter revenue, non-current (Note 12)	185	—
Other non-current assets (Note 4)	8,970	9,426

Total assets	$2,558,424	$2,490,298

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$198,277	$206,318
Accounts payable	3,848	6,314
Due to related parties (Note 3)	191	203
Capital lease obligations, net (Note 11)	29,059	32,874
Accrued liabilities	11,109	10,755
Unearned revenue (Note 12)	19,668	15,310
Fair value of derivatives (Notes 18 and 19)	16,161	3,307
Other current liabilities	1,673	1,627

Total current liabilities	279,986	276,708

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	856,330	644,662
Capital lease obligations, net of current portion (Note 11)	331,196	339,332
Unearned revenue, net of current portion (Note 12)	16,488	11,057

Total non-current liabilities	1,204,014	995,051

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	9	11
Additional paid-in capital (Note 14)	1,057,423	1,175,774
Retained earnings	31,416	43,723
Accumulated other comprehensive loss (Notes 18 and 20)	(14,424)	(969)

Total stockholders’ equity	1,074,424	1,218,539

Total liabilities and stockholders’ equity	$2,558,424	$2,490,298

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2015, 2016 and 2017

	For the years ended December 31,
	2015	2016	2017
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$490,378	$468,189	$412,433
EXPENSES:
Voyage expenses	(2,831)	(1,887)	(2,649)
Voyage expenses-related parties (Note 3)	(3,673)	(3,512)	(3,093)
Vessels’ operating expenses	(117,193)	(105,783)	(103,799)
General and administrative expenses	(6,275)	(7,269)	(3,151)
General and administrative expenses—related parties (Note 3)	(11,123)	(7,451)	(6,366)
Management fees-related parties (Note 3)	(18,877)	(18,629)	(18,693)
Amortization of dry-docking and special survey costs (Note 7)	(7,425)	(7,920)	(7,627)
Depreciation (Notes 6, 11 and 20)	(101,645)	(100,943)	(96,448)
Amortization of prepaid lease rentals, net (Notes 11 and 12)	(4,982)	(6,779)	(8,429)
Gain / (Loss) on sale / disposal of vessels, net (Note 6)	1,688	(4,440)	(4,856)
Loss on vessel held for sale (Note 6)	—	(37,161)	(2,379)
Vessels impairment loss (Notes 6 and 7)	—	—	(17,959)
Foreign exchange gains / (losses), net	(129)	(360)	31

Operating income	217,913	166,055	137,015

OTHER INCOME / (EXPENSES):
Interest income	1,373	1,630	2,643
Interest and finance costs (Note 16)	(79,631)	(72,808)	(69,840)
Swaps breakage cost (Note 18)	—	(9,701)	—
Equity gain / (loss) on investments (Note 9)	(529)	(78)	3,381
Other, net	427	595	593
Gain / (Loss) on derivative instruments, net (Note 18)	4,211	(3,991)	(916)

Total other expenses	(74,149)	(84,353)	(64,139)

Net Income	$143,764	$81,702	$72,876

Earnings allocated to Preferred Stock (Note 15)	(17,903)	(21,063)	(21,063)

Net income available to Common Stockholders	125,861	60,639	51,813

Earnings per common share, basic and diluted (Note 15)	$1.68	$0.79	$0.52

Weighted average number of shares, basic and diluted	75,027,474	77,243,252	100,527,907

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2015, 2016 and 2017

	For the years ended December 31,
	2015	2016	2017
	(Expressed in thousands of U.S. dollars)
Net income for the year	$143,764	$81,702	$72,876

Other comprehensive income:
Unrealized gain on cash flow hedges, net (Notes 18 and 20)	11,382	29,065	13,392
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	103	84	63
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Note 11)	—	1,076	—

Other comprehensive income for the year	$11,485	$30,225	$13,455

Total comprehensive income for the year	$155,249	$111,927	$86,331

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2015, 2016 and 2017

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2015	—	$—	4,000,000	$—	2,000,000	$—	74,800,000	$8	$858,665	$(56,134)	$103	$802,642

- Net income	—	—	—	—	—	—	—	—	—	—	143,764	143,764
- Preferred stock Series D issuance	4,000,000	—	—	—	—	—	—	—	96,850	—	—	96,850
- Preferred stock Series D expenses	—	—	—	—	—	—	—	—	(234)	—	—	(234)
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	598,400	—	8,623	—	—	8,623
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(86,280)	(86,280)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(13,340)	(13,340)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	11,485	—	11,485

BALANCE, December 31, 2015	4,000,000	$—	4,000,000	$—	2,000,000	$—	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510

- Net income	—	—	—	—	—	—	—	—	—	—	81,702	81,702
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	15,026,481	1	93,847	—	—	93,848
- Issuance of common stock - expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	(328)	—	—	(328)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(73,470)	(73,470)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	30,225	—	30,225

BALANCE, December 31, 2016	4,000,000	$—	4,000,000	$—	2,000,000	$—	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424

- Net income	—	—	—	—	—	—	—	—	—	—	72,876	72,876
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	17,781,104	2	118,663	—	—	118,665
- Issuance of common stock - expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	(312)	—	—	(312)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	(39,506)	(39,506)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	13,455	—	13,455

BALANCE, December 31, 2017	4,000,000	$—	4,000,000	$—	2,000,000	$—	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015, 2016 and 2017

	For the years ended December 31,
	2015	2016	2017
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$143,764	$81,702	$72,876
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	101,645	100,943	96,448
Other non-current assets	—	4,000	—
Amortization of debt discount	(798)	(659)	(715)
Amortization of prepaid lease rentals, net	4,982	6,779	8,429
Amortization and write-off of financing costs	1,896	2,613	2,236
Amortization of deferred dry-docking and special survey costs	7,425	7,920	7,627
Equity based payments	8,623	4,951	3,866
Gain on derivative instruments, net	(16,856)	(4,509)	(1,296)
Loss / (Gain) on sale / disposal of vessels, net	(1,688)	4,440	4,856
Loss on vessel held for sale	—	37,161	2,379
Vessels impairment loss	—	—	17,959
Equity (gain) / loss on investments	529	78	(3,381)
Changes in operating assets and liabilities:
Accounts receivable	1,254	(10)	(578)
Due from related parties	(1,565)	2,565	(1,826)
Inventories	987	(837)	1,753
Insurance claims receivable	(2,147)	1,020	795
Prepayments and other	1,447	(368)	(1,783)
Accounts payable	(2,249)	(199)	2,466
Due to related parties	371	(180)	12
Accrued liabilities	4,087	(6,669)	(1,969)
Unearned revenue	373	(545)	(2,335)
Other current liabilities	(574)	(39)	(46)
Dry-dockings	(9,461)	(5,868)	(5,582)
Accrued charter revenue	2,618	(7,730)	(11,204)

Net Cash provided by Operating Activities	244,663	226,559	190,987

Cash Flows From Investing Activities:
Equity method investments	(44,881)	(35,273)	(9,890)
Dividend from equity method investees	—	—	4,500
Debt securities capital redemption	—	46	—
Vessel acquisitions / Additions to vessel cost	(2,758)	(2,792)	(64,231)
Proceeds from the sale of vessels, net	4,655	3,629	26,951

Net Cash used in Investing Activities	(42,984)	(34,390)	(42,670)

Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	96,616	69,037	91,675
Proceeds from long-term debt and capital leases	—	222,848	61,625
Repayment of long-term debt and capital leases	(210,359)	(357,401)	(253,804)
Payment of financing costs	—	(3,907)	(1,733)
Dividends paid	(102,287)	(75,003)	(37,758)
Decrease / (Increase) in restricted cash	1,367	17,050	5,766

Net Cash used in Financing Activities	(214,663)	(127,376)	(134,229)

Net increase / (decrease) in cash and cash equivalents	(12,984)	64,793	14,088
Cash and cash equivalents at beginning of the year	113,089	100,105	164,898

Cash and cash equivalents at end of the year	$100,105	$164,898	$178,986

Supplemental Cash Information:
Cash paid during the period for interest	$45,213	$51,186	$56,070

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3). During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). Additionally, during the year ended December 31, 2017, the Company issued 598,400 shares to Costamare Shipping Services Ltd. On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). Under the Plan, the Company has issued to its common stockholders 6,110,785 shares, in aggregate. As at December 31, 2017, the aggregate issued share capital was 108,205,985 common shares. At December 31, 2017, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 54.7% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2016 and 2017, the Company owned and/or operated a fleet of 53 container vessels, respectively, with a total carrying capacity of approximately 314,423 and 316,307 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At December 31, 2017, Costamare had 68 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except five incorporated in the Republic of the Marshall Islands.

Certain prior period amounts in the consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation. More specifically, “Capital lease proceeds” and “Capital lease repayments” have been reclassified to the line items of “Proceeds from long-term debt and capital leases” and “Repayment of long-term debt and capital leases”, respectively.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Costamare as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2016 and 2017 no such interest existed.

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

(f) Restricted Cash: Restricted cash consists of minimum cash deposits to be maintained at all times under certain of the Company’s loan agreements. Restricted cash also includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

(g) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2016 and 2017, is $0.

(h) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost or market on a consistent basis. Cost is determined by the first in, first out method.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate, which up until December 31, 2014, was estimated to be approximately $0.250 per lightweight ton. In order to align the scrap rate estimates with the current historical average scrap rate, effective from January 1, 2015, the Company adjusted the estimated scrap rate used to calculate the vessels’ salvage value from $0.250 to $0.300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense prospectively. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections", was to decrease depreciation expense by $5,388 and increase net income by $5,388 or $0.07 per common share, basic and diluted, for the year ended December 31, 2015.

Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers’, new regulations, or other future events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

recorded as unearned revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(l) Impairment of Long-lived Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount.

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

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. To the extent impairment indicators are present, the undiscounted projected net operating cash flows are determined as the sum of (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates) over the remaining estimated life of the vessel, over (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.76%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures, (iii) management fees expenditures and fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry- dockings and special surveys which are determined separately ranging from 14 to 22 days depending on the size and age of each vessel), which is based on historical experience. The Company considers the most recent ten year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels since such historical average represents a full shipping cycle that captures the highs and lows of the market. The Company utilizes the standard deviation in order to eliminate the outliers in the period before computing the historic ten year average rates. The salvage value used in the impairment test is estimated at approximately $0.300 per light weight ton in accordance with the vessels’ depreciation policy. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. Therefore the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2017, resulted in an impairment loss of $17,959, in relation to seven of the Company’s vessels. As at December 31, 2015 and 2016 the Company’s assessment concluded that no impairment loss should be recorded.

(m) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, “Property, Plant and Equipment", when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

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

(o) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

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

Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the sea passage for the next fixed cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

non-cancelable charter agreement between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair value at the date the acquisition agreement is consummated.

Revenues for 2015, 2016 and 2017, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2015	2016	2017
A	31%	30%	28%
B	26%	28%	29%
C	13%	14%	16%
D	18%	19%	21%

Total	88%	91%	94%

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
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

(u) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2017. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

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

For sale and lease back transactions, when the fair value of the asset sold is more than its carrying amount, any indicated loss or gain on the sale is in substance a prepayment of rent or unearned rent, respectively, and thus, in accordance with ASC 840-40-35-4, the Company defers this prepaid or unearned rental and amortizes it over the lease term. In case the fair value of the asset sold is less than its carrying amount, any indicated loss on the sale is recognized in the consolidated statement of income as incurred.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(ab) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

New Accounting Pronouncements - Not Yet Adopted

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments—Overall (Subtopic 825-10), which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This Update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02—Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In a recent update, targeted improvements were proposed to the accounting standards that provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. If the targeted improvements are approved, we intend to apply the alternative transition method and intend to elect the practical expedient for lessors for presentation purposes. The Company is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU No. 2016-10—Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (3) “Noncash Consideration,” (4) “Contract Modifications at Transition,” (5) “Completed Contracts at Transition,” and (6) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective.

The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its consolidated financial statements, other than additional revenue disclosures in the notes to the consolidated financial statements, since the Company has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

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

In January 2017, the FASB issued ASU 2017-01—Business Combinations (Topic 805) to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with general administrative services and certain commercial services. Costamare Shipping is not part of the consolidated group of the Company.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership.

On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the “Group Management Agreement”) which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping, and in respect of the flat fee for the supervision of each newbuild ordered by the Company beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares payable quarterly in arrears. No separate payment is made for the services of the Company’s executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group Management Agreement has been terminated on November 2, 2015.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the “Framework Agreement”) and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the “Services Agreement”), a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family. Costamare Services is not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation under the Group Management Agreement (until November 2, 2015) or the Services Agreement.

Pursuant to the Group Management Agreement (which was effective until November 2, 2015), the Framework Agreement and the Services Agreement (each of which became effective on November 2, 2015), Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015, and for any containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
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

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping (i) prior to November 2, 2015, under the Group Management Agreement, and (ii) since November 2, 2015, under the Framework Agreement. The net profits earned during the years ended December 31, 2015, 2016 and 2017, amounted to $718, $561 and $380, respectively and are included as a reduction in management fees-related parties in the accompanying consolidated statements of income. As at December 31, 2017, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 21 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the years ended December 31, 2015, 2016 and 2017, amounted to $19,411, $19,190 and $19,073 respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services as from November 2, 2015, charged (i) $3,093 for the year ended December 31, 2017 ($3,512 for the year ended December 31, 2016 and $3,673 for the year ended December 31, 2015), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statement of income for the year ended December 31, 2017, (ii) $2,500, which is included in General and administrative expenses—related parties in the accompanying consolidated statement of income for the year ended December 31, 2017 ($2,500 for the each of the years ended December 31, 2016 and 2015) and (iii) $3,866 representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the year ended December 31, 2016 ($4,951 for the year ended December 31, 2016 and $8,623 for the year ended December 31, 2015). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,575 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2017 and 2016 consolidated balance sheets, respectively.

During the years ended December 31, 2015, 2016 and 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amount of $1,856, $2,996 and $5,047, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2016 and 2017, amounted to $2,841 and $5,273, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2016 and 2017, amounted to $191 and $203, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by the Company’s Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company. CIEL provided the Company’s vessels, through to

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena wreck. The balance due from CIEL at December 31, 2016 and 2017 amounted to $606 and nil, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of December 31, 2017, Shanghai Costamare provided such services to 14 (15 as of December 31, 2016) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2016 and 2017.

4. Other Non-Current Assets:

As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2017, the Company recorded $715 in relation to their fair value unwinding ($659 for the year ended December 31, 2016 and $798 for the year ended December 31, 2015), which is included in “Interest income” in the consolidated statement of income for the year ended December 31, 2017. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2017, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of December 31, 2017, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment, which at inception approximates the fair value of the instruments considering that it related to a nonmonetary exchange (as described above). As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has proceeded within 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of December 31, 2017, the Company has assessed for other than temporary impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded.

5. Inventories:

Inventories of $11,415 and $9,662 in the accompanying balance sheets at December 31, 2016 and 2017, respectively relate to bunkers, lubricants and spare parts.

6. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2016	$2,950,042	$(945,392)	$2,004,650

Depreciation	—	(90,917)	(90,917)
Other vessels’ costs	2,792	—	2,792
Disposals, transfers and other movements	(263,947)	35,707	(228,240)

Balance, December 31, 2016	$2,688,887	$(1,000,602)	$1,688,285

Depreciation	—	(83,178)	(83,178)
Vessel acquisitions and other vessels’ costs	64,231	—	64,231
Disposals, transfers and other movements	(157,350)	67,521	(89,829)

Balance, December 31, 2017	$2,595,768	$(1,016,259)	$1,579,509

During the year ended December 31, 2015, the Company sold for scrap the container vessel MSC Challenger at a price of $5,022 and recognized a gain of $1,688, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2015 consolidated statement of income.

On July 6, 2016 and July 15, 2016, the Company entered into an agreement with a financial institution to refinance the then outstanding balance of the loan relating to MSC Athens and MSC Athos under a seven-year sale and leaseback transaction (Note 11). Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on charter with their initial time charterer.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

value (including the unamortized balance of its dry-docking cost), amounting to $37,161, is separately reflected in Loss on vessel held for sale in the 2016 consolidated statement of income.

During the year ended December 31, 2017, the Company acquired the 2014-built, 4,957 TEU secondhand containerships Leonidio and the Kyparissia, the 2005-built, 7,471 TEU secondhand containership Maersk Kowloon and the 2005-built, 2,556 TEU secondhand containership CMA CGM L’Etoile.

On June 19, 2017, the Company entered into two financing agreements with a financial institution for Leonidio and Kyparissia (Note 11).

During the year ended December 31, 2017, the Company sold for scrap the container vessels Marina, Mandraki and Mykonos at an aggregate price of $23,246, delivered to its scrap buyers the container vessel Romanos (ex. MSC Romanos) at a price of $6,585 and recognized a net loss of $4,856 in aggregate, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2017 consolidated statement of income. On December 29, 2017, the Company decided to make arrangements to sell the vessel Itea. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Itea as “held for sale” were met. As at December 31, 2017, the amount of $7,315, separately reflected in Vessel held for sale in the consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $2,379, is separately reflected in Loss on vessel held for sale in the 2017 consolidated statement of income. During the year ended December 31, 2017, the Company recorded an impairment loss in relation to seven of its vessels in the amount of $17,959 (including $2,873 transferred from Deferred charges, net (Note 7), in the aggregate, and is separately reflected in Vessels impairment loss in the 2017 consolidated statement of income.

Forty-five of the Company’s vessels, with a total carrying value of $1,577,308 as of December 31, 2017, including the vessel held for sale discussed above, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the seven vessels under the sale and leaseback transaction described in Note 11.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Dry-docking and Special Survey Costs
Balance, January 1, 2016	$22,809

Additions	5,868
Amortization	(7,920)
Write-off	(72)
Transfer to vessel held for sale	(318)

Balance, December 31, 2016	$20,367

Additions	5,582
Amortization	(7,627)
Write-off and other movements (Note 6)	(2,875)
Transfer to vessel held for sale	(18)

Balance, December 31, 2017	$15,429

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

During the years ended December 31, 2015, 2016 and 2017, ten, six and seven vessels, respectively, underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

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

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at December 31, 2017, the Company holds a range of 25% to 49% of the capital stock of eighteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel/Hull	Participation % December 31, 2017	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Benedict Maritime Co.	Triton	40%	October 16, 2013
Bertrand Maritime Co.	Titan	40%	October 16, 2013
Beardmore Maritime Co.	Talos	40%	December 23, 2013
Schofield Maritime Co.	Taurus	40%	December 23, 2013
Fairbank Maritime Co.	Theseus	40%	December 23, 2013
Platt Maritime Co.	Polar Argentina (ex. Hull YZJ1206)	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015

During the year ended December 31, 2017, Costamare Ventures contributed $1,428 in aggregate to the equity of Steadman Maritime Co., Horton Maritime Co. and Marchant Maritime Co. During the year ended December 31, 2016, the Company received $613 in the form of a special dividend from Horton Maritime Co. and Marchant Maritime Co. During the year ended December 31, 2017, the Company received $270 in the form of a special dividend from Horton Maritime Co. During the year ended December 31, 2016, Costamare Ventures contributed $613 to the equity of Steadman Maritime Co.

During the year ended December 31, 2017, Costamare Ventures contributed $3,449, in the aggregate, to the equity of Kemp Maritime Co. and Hyde Maritime Co. In June 2016, both companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $88,000, in aggregate, to partly finance the construction cost of Cape Akritas and Cape Tainaro which were delivered from the shipyard in September 2016 and February 2017, respectively. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2016, Costamare Ventures contributed $4,662, in the aggregate, to the equity of Ainsley Maritime Co. and Ambrose Maritime Co. During the year ended December 31, 2017, Costamare Ventures contributed $498, in the aggregate, to the equity of these two entities and received $1,250 in aggregate, in the form of a special dividend. In August 2016, these two companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $86,600, in aggregate, to partly finance the construction cost of Cape Kortia and Cape Sounio which were delivered from the shipyard in March 2017 and April 2017, respectively. The

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Company, Costamare Ventures and York, through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2016, Costamare Ventures contributed, in aggregate, $25,323 to Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co. During the year ended December 31, 2017, the Company received $2,980, in aggregate, in the form of a special dividend.

In December 2016, the shareholders of Connell Maritime Co. have decided to dissolve the company. During the year ended December 31, 2016, Costamare Ventures contributed $463 to the equity of Smales Maritime Co.

During the year ended December 31, 2016, Costamare Ventures contributed to Skerrett Maritime Co., in the aggregate, $218. In April 2017, Skerrett Maritime Co., signed a loan agreement with a bank for an amount up to $44,000, to partly finance the construction cost of Cape Artemisio which was delivered from the shipyard in May 2017. During the year ended December 31, 2017 Costamare Ventures contributed $798, in the aggregate, to the equity of Geyer Maritime Co. and $1,964 to the equity of Skerrett Maritime Co. Costamare Ventures also participated with a 49% interest to the equity of Goodway Maritime Co., for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016, by contributing, in the aggregate, $637 during the year ended December 31, 2015 and $2,925 during the year ended December 31, 2016.

During the year ended December 31, 2016, the Company contributed, in the aggregate, the amount of $427 to Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2017, Costamare Ventures contributed $1,753, in the aggregate, to the equity of these two entities.

For the years ended December 31, 2015, 2016 and 2017, the Company recorded net losses of $529, $78 and net gains of $3,381, respectively, on equity method investments, which are separately reflected as Equity gain / (loss) on investments in the accompanying consolidated statements of income. Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2016 and 2017, the balance due from these companies amounted to $nil.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31,
	2016	2017
Non-current assets	$952,458	$1,069,449
Current assets	35,993	62,170

Total assets	$988,451	$1,131,619

Current liabilities	$39,428	$55,455

	Years ended December 31,
	2016	2017
Voyage revenue	45,887	123,228

Net income	$736	$9,495

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Borrower(s)			December 31, 2016	December 31, 2017
A.	Credit Facility		$406,103	$299,837

B.	Term Loans:
	1.	Mas Shipping Co.	22,375	13,125
	2.	Montes Shipping Co. and Kelsen Shipping Co.	54,000	42,000
	3.	Costamare Inc.	50,313	25,725
	4.	Costamare Inc.	—	—
	5.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	178,264	162,983
	6.	Raymond Shipping Co. and Terance Shipping Co.	115,964	105,050
	7.	Costamare Inc.	53,475	37,697
	8.	Uriza Shipping S.A.	36,833	32,500
	9.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	109,000	93,000
	10.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	32,000	24,480
	11.	Nerida Shipping Co.	—	17,175

			652,224	553,735

		Total	$1,058,327	$853,572
		Less: Deferred financing costs	(3,720)	(2,592)

		Total long-term debt, net	1,054,607	850,980

		Less: Long-term debt current portion	(199,637)	(207,516)
		Add: Deferred financing costs, current portion	1,360	1,198

		Total long-term debt, non-current, net	$856,330	$644,662

A. Credit Facility:

In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin.

On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement and mortgaged four additional vessels in favor of the lending banks. Following the sale of Mandraki and Mykonos, the Company prepaid the amounts of $9,388 and $9,326 on August 16, 2017 and September 14, 2017, respectively. The outstanding balance of the Facility as of December 31, 2017, is repayable in 13 equal, consecutive quarterly installments, of $21,303 each plus a final installment of $22,898.

The Facility, as of December 31, 2017, was secured with, among others, first priority mortgages over 20 of the Company’s vessels, first-priority assignment of vessels’ insurances and earnings, charter party assignments, first-priority pledges over the operating accounts of the vessels and corporate guarantees of 20 ship-owning companies.

The Facility and certain of the term loans described under Note 10.B below include, among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Total Assets exceeds the Total Liabilities, to exceed $500,000. The Company’s other term loans described under Note 10.B below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the aforementioned financial covenants.

B. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. As at December 31, 2017, the outstanding balance of the loan of $13,125 is repayable in one final installment on February 2018 (Note 21(f)).

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As at December 31, 2017, the outstanding balance of the loan of $42,000 is repayable in six consecutive semi-annual installments of $5,000, each from June 2018 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of December 31, 2017, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at December 31, 2017, the outstanding balance of the Tranche (B) of the loan of $16,800 is repayable in 8 equal quarterly installments of $1,050 from January 2018 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at December 31, 2017, the outstanding balance of the Tranche (C) of the loan of $8,925 is repayable in 9 equal quarterly installments of $525 from February 2018 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the Tranche (D) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the Tranche (E) of the loan was fully repaid. On January 24, 2017, the then outstanding balance of Tranche (A) of the loan of $18,288 was fully repaid.

4. In April 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to $140,000 to finance part of the construction cost of the MSC Athens and the MSC Athos. Through December 31, 2013, the Company had drawn $133,700 in the aggregate for the two vessels, which were delivered in March and April 2013, respectively. On July 6, 2016 and July 15, 2016, the outstanding balance of the loan was fully repaid with the proceeds from the sale and leaseback transaction described in Note 11.

5. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As at December 31,

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

2017, the aggregate outstanding balance of tranches (a) and (b) of $106,957 relating to the Valor and the Valiant is each repayable in 10 equal quarterly installments for each tranche of $1,273.4 from January 2018 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at December 31, 2017, the outstanding balance of the tranche (c) of $56,026 relating to the Vantage is repayable in 12 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from February 2018 to November 2020.

6. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As at December 31, 2017, the outstanding balance of the tranche (a) of $51,843 relating to the Value is repayable in 10 equal quarterly installments of $1,364.3 from March 2018 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at December 31, 2017, the outstanding balance of tranche (b) of the loan of $53,207 relating to the Valence is repayable in 11 equal quarterly installments of $1,364.3 from February 2018 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

7. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of the container vessel Karmen and in February 2017 the amount of $4,918 due to the sale of the container vessel Marina. As at December 31, 2017, the outstanding balance of $37,697 is repayable in four equal quarterly installments of $2,715 from March 2018 to December 2018 and a balloon payment of $26,837 payable together with the last installment.

8. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016, the Company drew the amount of $39,000. As of December 31, 2017, the outstanding balance of $32,500 is repayable in 14 equal quarterly installments of $1,083.3, from February 2018 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

9. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000. As of December 31, 2017, the outstanding balance of $93,000 is repayable in 15 variable quarterly installments, from February 2018 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

10. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of December 31, 2017, the outstanding balance of $24,480 is repayable in 16 equal quarterly installments of $800, from March 2018 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

11. On August 1, 2017, Nerida Shipping Co., entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon (Note 6). On August 3, 2017 the Company drew the amount of $17,625. As of December 31, 2017, the outstanding balance of $17,175 is repayable in 19 equal quarterly installments of $450, from February 2018 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

The Company considered the provisions of ASC 470-50 Debt: Modifications and Extinguishments for the loans discussed above in A, B.2 and B.9, which were accounted for as loan modifications.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 130% and restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual repayments under the Credit Facility and the Term loans after December 31, 2017, giving effect of the supplemental agreement of the term loan discussed in Note 21(f), are in the aggregate as follows:

Year ending December 31,	Amount
2018	$198,391
2019	165,267
2020	347,615
2021	132,324
2022	9,975

Total	$853,572

The interest rate of Costamare’s long-term debt as at December 31, 2015, 2016 and 2017, was in the range of 1.11%-6.75%, 1.98%-6.04% and 2.30%-5.98%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2015, 2016 and 2017, was 4.2%, 4.7% and 4.9%, respectively.

Total interest expense incurred on long-term debt (including the effect of the hedging interest rate swaps discussed in Notes 16 and Note 18) for the years ended December 31, 2015, 2016 and 2017, amounted to $59,739, $51,202 and $45,319, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

C. Financing Costs

The amounts of financing costs included in the loan balances and capital lease obligations (Note 11) are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Financing costs
Balance, January 1, 2016	$6,006

Additions	3,907
Amortization	(2,027)
Write-off	(586)

Balance, December 31, 2016	$7,300

Additions	1,733
Amortization	(2,236)

Balance, December 31, 2017	$6,797

Less: Current portion of financing costs	(2,077)

Financing costs, non-current portion	$4,720

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

On July 6, 2016 and July 15, 2016 the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens (Note 10.B.4), by entering into a seven-year sale and leaseback transaction for each vessel.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as capital leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

The total value of the vessels, at the inception of the capital lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2015, 2016 and 2017, amounted to $7,581, $9,942 and $13,207, respectively and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2016 and 2017, accumulated depreciation amounted to $23,692 and $36,899, respectively, and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2016 and 2017, the net book value of the vessels amounted to $384,872 and $415,665, respectively, and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

The balance of prepaid lease rentals, as of December 31, 2016 and 2017, is as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

	December 31, 2016	December 31, 2017
Prepaid lease rentals	$40,811	$60,422
Additions	26,390	—
Less: Amortization of prepaid lease rentals	(6,779)	(8,752)

Prepaid lease rentals	$60,422	$51,670
Less: current portion	(8,752)	(8,752)

Non-current portion	$51,670	$42,918

The capital lease obligations amounting to $376,411 as at December 31, 2017 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the years ended December 31, 2015, 2016 and 2017 amounted to $17,131, 18,915 and $21,999, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the capital leases after December 31, 2017, are in the aggregate as follows:

Year ending December 31,	Amount
2018	$49,798
2019	49,798
2020	49,895
2021	49,798
2022	49,798
2023 and thereafter	203,540

Total	$452,627

Less: Amount of interest (MSC Azov, MSC Ajaccio, MSC Amalfi, Leonidio and Kyparissia)	(76,216)

Total lease payments	$376,411

Less: Financing costs, net	(4,205)

Total lease payments, net	$372,206

The total capital lease obligations, net of related financing costs, are presented in the accompanying December 31, 2016 and 2017, consolidated balance sheet as follows:

	December 31, 2016	December 31, 2017
Capital lease obligation—current	$29,761	$33,753
Less: current portion of financing costs	(702)	(879)
Capital lease obligation—non-current	334,074	342,658
Less: non-current portion of financing costs	(2,878)	(3,326)

Total	$360,255	$372,206

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2016 and 2017, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2016, the net accrued charter revenue, totaling to ($27,639), comprises $408 separately reflected in Current assets, $185 separately reflected in Non-current assets, and ($28,232) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2016 consolidated balance sheet. As at December 31, 2017, the net accrued charter revenue, totaling to ($16,435), comprises $185 separately reflected in Current assets and ($16,620) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2017 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2018	$(8,935)
2019	(6,699)
2020	(801)

Total	$(16,435)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2016 and 2017, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) any deferred gain from the sale and leaseback transactions, net of amortization of ($323), which is included in Amortization of prepaid lease rentals, net in the 2017 accompanying statements of income.

	December 31, 2016	December 31, 2017
Hires collected in advance	$7,924	$5,589
Deferred gain, net	—	4,158
Charter revenue resulting from varying charter rates	28,232	16,620

Total	$36,156	$26,367
Less current portion	(19,668)	(15,310)

Non-current portion	$16,488	$11,057

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2017, the Company has entered into time charter arrangements for all of its vessels in operation with the exception of two vessels, with international liner operators. These arrangements as at December 31, 2017, have remaining terms of up to 84 months. After December 31, 2017, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Year ending December 31,	Amount
2018	$236,398
2019	139,357
2020	110,092
2021	101,491
2022	90,719
2023 and thereafter	73,904

Total	$751,961

(b) Capital Commitments: Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $2,137 representing 49% of the remaining construction cost of two vessels under construction (Note 9).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at December 31, 2017, Costamare has guaranteed $82,500 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9), $82,975 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9) and $42,550 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for the benefit of which guarantee has been issued that it does not already own for nominal consideration.

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

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: On December 5, 2016, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect, 12,000,000 shares at par value $0.0001 were issued at a public offering price of $6.00 per share. The net proceeds of the follow-on offering were $69,037.

During the year ended December 31, 2016, the Company issued 598,400 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). During the year ended December 31, 2017, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2017.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2016, the Company issued 2,428,081 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $8.043837 per share. During the year ended December 31, 2017, the Company issued 3,682,704 shares at par value of $0.0001 to its common stockholders, at an average price of $6.194 per share.

On May 31, 2017, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 13,500,000 shares at par value $0.0001 were issued at a public offering price of $7.10 per share, increasing the issued share capital to 105,840,848 shares. The net proceeds of the follow-on offering were $91,675.

As at December 31, 2017, the aggregate issued share capital was 108,205,985 common shares.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016 and May 2017 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(c) Dividends declared and / or paid: During the year ended December 31, 2016, the Company declared and paid to its common stockholders (i) $21,866 or $0.29 per common share for the fourth quarter of 2015 (ii) $21,908 or $0.29 per common share for the first quarter of 2016, (iii) paid $7,570 or $0.29 per share and issued 1,610,248 shares pursuant to the plan for the second quarter of 2016 and (iv) paid $2,595 or $0.10 per share and issued 817,833 shares pursuant to the plan for the third quarter of 2016. During the year ended December 31, 2017, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $3,619 in cash and issued 1,014,550 shares pursuant to the Plan for the fourth quarter of 2016, (ii) $3,610 in cash and issued 751,817 shares pursuant to the Plan for the first quarter of 2017, (iii) $4,822 in cash and issued 894,989 shares pursuant to the Plan for the second quarter of 2017 and (iv) $4,641 in cash and issued 1,021,348 shares pursuant to the Plan for the third quarter of 2017.

During the year ended December 31, 2016 the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2015 to January 14, 2016, (ii) $953 or $0.476563 per share for the period from January 15, 2016 to April 14, 2016, (iii) $953 or $0.476563 per share for the period from April 15, 2016 to July 14, 2016 and (iv) $953 or $0.476563 per share for the period from July 15, 2016 to October 14, 2016. During the year ended December 31, 2017, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2016 to January 14, 2017, (ii) $953 or $0.476563 per share for the period from January 15, 2017 to April 14, 2017, (iii) $953 or $0.476563 per share for the period from April 15, 2017 to July 14, 2017 and (iv) $953 or $0.476563 per share for the period from July 15, 2017 to October 14, 2017.

During the year ended December 31, 2016, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2015 to

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

January 14, 2016, (ii) $2,125 or $0.531250 per share for the period from January 15, 2016 to April 14, 2016, (iii) $2,125 or $0.531250 per share for the period from April 15, 2016 to July 14, 2016 and (iv) $2,125 or $0.531250 per share for the period from July 15, 2016 to October 14, 2016. During the year ended December 31, 2017, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2016 to January 14, 2017, (ii) $2,125 or $0.531250 per share for the period from January 15, 2017 to April 14, 2017, (iii) $2,125 or $0.531250 per share for the period from April 15, 2017 to July 14, 2017 and (iv) $2,125 or $0.531250 per share for the period from July 15, 2017 to October 14, 2017.

During the year ended December 31, 2016, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2015 to January 14, 2016, (ii) $2,188 or $0.546875 per share for the period from January 15, 2016 to April 14, 2016, (iii) $2,188 or $0.546875 per share for the period from April 15, 2016 to July 14, 2016 and (iv) $2,188 or $0.546875 per share for the period from July 15, 2016 to October 14, 2016. During the year ended December 31, 2017, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2016 to January 14, 2017, (ii) $2,188 or $0.546875 per share for the period from January 15, 2017 to April 14, 2017, (iii) $2,188 or $0.546875 per share for the period from April 15, 2017 to July 14, 2017 and (iv) $2,188 or $0.546875 per share for the period from July 15, 2017 to October 14, 2017.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the years ended December 31, 2015, 2016 and 2017, amounted to $17,903, $21,063 and $21,063, respectively.

	December 31,
	2015	2016	2017
	Basic EPS	Basic EPS	Basic EPS
Net income	$143,764	$81,702	$72,876
Less: paid and accrued earnings allocated to Preferred Stock	(17,903)	(21,063)	(21,063)

Net income available to common stockholders	125,861	60,639	51,813

Weighted average number of common shares, basic and diluted	75,027,474	77,243,252	100,527,907

Earnings per common share, basic and diluted	$1.68	$0.79	$0.52

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

	Years ended December 31,
	2015	2016	2017
Interest expense	$45,070	$49,880	$55,925
Swap effect	31,800	20,237	11,393
Amortization and write-off of financing costs	1,896	2,613	2,236
Commitment fees	600	75	30
Bank charges and other financing costs	265	3	256

	$79,631	$72,808	$69,840

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

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

At December 31, 2016 and 2017, the Company had interest rate swap agreements with an outstanding notional amount of $783,403 and $656,096, respectively. The fair value of these interest rate swaps outstanding at December 31, 2016 and 2017 amounted to a net liability of $10,459 and a net asset of $2,031, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $2,507.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2016 and 2017, the Company had interest rate swap agreements with an outstanding notional amount of $199,846 and $89,752, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2016 and 2017 was a liability of $4,855 and a liability of $980, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between August 2018 and August 2020.

(c) Foreign currency agreements: As of December 31, 2017, the Company was engaged in two Euro/U.S. dollar forward agreements totaling $4,000 at an average forward rate of Euro/U.S. dollar 1.1682 expiring in monthly intervals up to February 2018.

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

The total change of forward contracts fair value for the year ended December 31, 2017, was a gain of $197 (loss of $437 for the year ended December 31, 2016 and gain of $1,361 for the year ended December 31, 2015) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

The Effect of Derivative Instruments for the years ended December 31, 2015, 2016 and 2017

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2015	2016	2017		2015	2016	2017
Interest rate swaps	(20,418)	8,828	1,999	Gain / (Loss) on derivative instruments, net	(60)	—	—
Reclassification to Interest and finance costs	31,800	20,237	11,393		—	—	—

Total	11,382	29,065	13,392		(60)	—	—

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2015	2016	2017
Non hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	2,910	(3,554)	(1,113)
Ineffective portion of hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	(60)	—	—
Forward contracts	Gain / (Loss) on derivative instruments, net	1,361	(437)	197

Total		4,211	(3,991)	(916)

The realized loss on non-hedging interest rate swaps included in “Gain / (Loss) on derivative instruments, net” amounted to $12,645, $8,500 and $2,212 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2016 and 2017, the fair value of these interest rate swaps in aggregate amounted to a net liability of $15,314 and a net asset of $1,051, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2016 and 2017, amounted to a liability of $85 and an asset of $112, respectively.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps—asset position	$4,724	$—	$4,724	$—
Forward contracts—liability position	(85)	—	(85)	—
Interest rate swaps-liability position	(20,038)	—	(20,038)	—

Total	$(15,399)	$—	$(15,399)	$—

	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	$112	$—	$112	$—
Interest rate swaps—asset position	5,754	—	5,754	—
Interest rate swaps—liability position	(4,703)	—	(4,703)	—

Total	$1,163	$—	$1,163	$—

20. Comprehensive Income:

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

During the year ended December 31, 2017, Other comprehensive income increased with net gains of $13,455 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $1,999), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $11,393) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

As at December 31, 2015, 2016 and 2017, Comprehensive income amounted to $155,249, $111,927 and $86,331, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $2,507.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2015, 2016 and 2017
(Expressed in thousands of U.S. dollars, except share and per share data)

21. Subsequent Events:

(a) Entering into a Charter Brokerage Agreement with a Related Party: On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net Chartering GmbH & Co. KG (“Blue Net”), a company owned 50% (indirectly) by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners.

(b) Declaration and Payment of Dividends (common stock): On January 2, 2018, the Company declared a dividend for the fourth quarter ended December 31, 2017, of $0.10 per share on its common stock, which was paid on February 6, 2018, to stockholders of record as of January 23, 2018.

(c) Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On January 2, 2018, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock and a dividend of $0.546875 per share on its Series D Preferred Stock, which were all paid on January 16, 2018 to holders of record as of January 12, 2018.

(d) Issuance of Preferred Stock: On January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share. The net proceeds of the follow-on offering were $111,224.

(e) Issuance of Common Stock: On February 6, 2018, pursuant to the Plan, the Company issued 988,841 shares at par value of $0.0001 to its common stockholders, at a price of $6.3084 per share.

(f) Term loan supplemental agreement: On February 16, 2018, Mas Shipping Co., entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan (Note 10.2.1) until February 2019 payable in four equal quarterly instalments of $1,000, and a balloon payment of $8,125 payable together with the last instalment.