Form 20-F
period 2018-12-31
Costamare Inc.
filed 2019-03-07
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

112,464,230 shares of Common Stock
2,000,000 Series B Preferred Stock, $0.0001 par value per share
4,000,000 Series C Preferred Stock, $0.0001 par value per share
4,000,000 Series D Preferred Stock, $0.0001 par value per share
4,600,000 Series E Preferred Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•

all data regarding our fleet and the terms of our charters is as of February 27, 2019; 11 of our 78 containerships have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company— B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

FORWARD-LOOKING STATEMENTS

All statements in this annual report (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the United States Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this annual report (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

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

•

the availability of existing vessels to acquire or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessel currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•

expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2018. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets at December 31, 2017 and 2018, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$483,995	$490,378	$468,189	$412,433	$380,397
Expenses:
Voyage expenses	3,608	2,831	1,887	2,649	5,847
Voyage expenses-related parties	3,629	3,673	3,512	3,093	3,201
Vessels’ operating expenses	120,815	117,193	105,783	103,799	110,571
General and administrative expenses	7,708	8,775	5,769	5,651	5,408
General and administrative expenses—non-cash component	—	8,623	8,951	3,866	3,755
Management fees—related parties	18,469	18,877	18,629	18,693	19,533
Amortization of dry-docking and special survey costs	7,814	7,425	7,920	7,627	7,290
Depreciation	105,787	101,645	100,943	96,448	96,261
Amortization of prepaid lease rentals	4,024	4,982	6,779	8,429	8,150
(Gain) / Loss on sale of vessels, net	(2,543)	(1,688)	4,440	4,856	3,071
Loss on vessel held for sale	—	—	37,161	2,379	101
Vessels impairment loss	—	—	—	17,959	—
Foreign exchange (gains) / losses, net	(7)	129	360	(31)	51

Operating income	$214,691	$217,913	$166,055	$137,015	$117,158
Other Income / (expenses):
Interest income	$815	$1,373	$1,630	$2,643	$3,454
Interest and finance costs	(86,306)	(79,631)	(72,808)	(69,840)	(63,992)
Swaps breakage cost	(10,192)	—	(9,701)	—	(1,234)
Equity gain / (loss) on investments	(3,428)	(529)	(78)	3,381	12,051
Other, net	3,294	427	595	593	350
Gain / (Loss) on derivative instruments, net	(3,787)	4,211	(3,991)	(916)	(548)
Total other income (expenses)	$(99,604)	$(74,149)	$(84,353)	$(64,139)	$(49,919)

Net Income	$115,087	$143,764	$81,702	$72,876	$67,239

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Earnings allocated to Preferred Stock	$(11,909)	$(17,903)	$(21,063)	$(21,063)	$(30,503)

Net income available to Common Stockholders	$103,178	$125,861	$60,639	$51,813	$36,736

Earnings per common share, basic and diluted	$1.38	$1.68	$0.79	$0.52	$0.33
Weighted average number of shares, basic and diluted	74,800,000	75,027,474	77,243,252	100,527,907	110,395,134
OTHER FINANCIAL DATA
Net cash provided by operating activities	$243,709	$243,689	$220,565	$191,754	$140,784
Net cash (used in) investing activities	(119,702)	(42,010)	(28,396)	(43,437)	(112,645)
Net cash (used in) / provided by financing activities	(99,108)	(216,030)	(144,426)	(139,995)	(80,533)
Net increase / (decrease) in cash, cash equivalents and restricted cash	24,899	(14,351)	47,743	8,322	(52,394)
Dividends and distributions paid	(93,074)	(102,287)	(75,003)	(37,758)	(49,143)
BALANCE SHEET DATA (at year end)
Total current assets	$157,975	$145,056	$209,829	$226,635	$170,768
Total assets	2,706,838	2,632,555	2,558,424	2,490,298	3,050,811
Total current liabilities	288,480	270,308	279,986	276,708	224,669
Total long-term debt, including current portion	1,519,941	1,323,091	1,058,327	853,572	1,316,554
Common stock	8	8	9	11	11
Total stockholders’ equity/net assets	802,642	963,510	1,074,424	1,218,539	1,357,124

	Average for the Year Ended December 31,
	2014	2015	2016	2017	2018
FLEET DATA
Number of vessels	54.5	54.9	53.6	52.7	55.8
TEU capacity.	317,006	320,140	316,419	315,263	333,989

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels and three year time charter rates of 6,800 TEU to 9,000 TEU vessels published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Platou brokers (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2018, the Containership Timecharter Rate Index stood at 52 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. Container trade grew by a compound annual growth rate of 4.6% per annum between 2010 and 2016, by 5.6% in 2017 and by 4.3% in 2018. In 2018, containership supply continued to exceed demand during the year as more large vessels were delivered and scrapping was limited to only 112,000 TEU, leading to capacity growth of 5.6%. In addition, according to Clarkson Research, as of December 2018, the containership order-book represented 13% of the existing fleet capacity, 70% of which was for vessels with carrying capacity in excess of 12,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

Freight rates have become more volatile since the downturn in 2009 and, despite some short-term improvements, freight rates have remained under pressure. Liner companies, to which we seek to charter our containerships, have benefited from consolidation since 2014 either through mergers and acquisition or through the formation of mega alliances. However, liner companies face challenges due to the on-going delivery of very large containerships and weak trade growth on certain trade routes. In addition, the introduction from January 1, 2020 of a global sulphur cap on fuels is expected to increase their fuel costs. The continuation of such low freight rates or any further declines in freight rates, coupled with a sudden increase in fuel costs, would negatively affect the profitability of liner companies and could lead to lower charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and to charter our containerships for which we have not yet secured charters and the charter rates payable under any renewal options or replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.

An oversupply of containership capacity may prolong or further depress the current low charter rates and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed somewhat with the order-book reverting to below average levels, but significantly skewed towards large vessels of over 12,000 TEU. According to Clarkson Research, as of December 2018, the containership order-book represented 13% of the existing fleet capacity, 70% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any further decline in the demand for containerships, may prolong or further depress the current low charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weakness in demand for container shipping services and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt, as in the case of Hanjin Shipping Co. Ltd., which was the seventh largest liner company at the time and declared bankruptcy in 2016.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected entry into service of new technologically advanced containerships may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

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

In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand container vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Downside risks to the world economy, renewed terrorist activity, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The current synchronized global recovery is subject to downside economic risks stemming from factors such as fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies, increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Political risks such as the trade friction between the U.S. and China, the exit of the United Kingdom from the European Union, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. A slowdown in the global economy may cause a decrease in worldwide demand for certain goods shipped in containerized form.

In addition, we anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. For example, the withdrawal of the United States from the Transpacific Partnership, the renegotiation of the North American Free Trade Agreement (“NAFTA”) and the introduction by the U.S. of tariffs on selected imported goods mainly from China can provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The slow recovery of the Greek economy may affect the ability of certain of our managers, which have offices in Greece, to operate efficiently.

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

The slow recovery of the Greek economy and the continuation, albeit with reduced severity, of capital controls imposed by the government in June 2015, may necessitate the imposition of new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the lack of meaningful economic growth and persistently high unemployment and a possible increase in the refugee population in the country may undermine Greece’s political and economic stability and may lead it to exit the Eurozone, or revert to a national currency, which may adversely affect our operations and those of our managers located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as those on the United States on September 11, 2001 or others more recently in cities around the globe, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The refugee crisis in the European Union, the continuing adverse economic conditions in Greece, the continuing war in Syria, advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

A limited number of customers operating in a consolidating industry comprise substantially all of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 96%, 96% and 91% of our revenue in 2016, 2017 and 2018, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. In 2016, the United Kingdom resolved to leave the European Union, and it is due to exit the European Union on March 29, 2019. While the United Kingdom is expected to complete its separation from the European Union from March 30, 2019 to December 31, 2020, it is not yet clear how it plans to approach international trade with the European Union and other trade partners. An abrupt exit of the United Kingdom from the European Union, the so-called Hard Brexit, will result in the imposition of impediments to trade and tariffs and will cause significant disruption to world trade. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The current U.S. administration rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The current U.S. administration has withdrawn from certain trade agreements, such as NAFTA and the Trans-Pacific Partnership, in order to achieve these goals. In addition, trade tensions between the U.S. and China have resulted in both governments imposing tariffs, and both countries have indicated that they are willing to continue employing aggressive tactics, such as the imposition of punitive tariffs.

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

China exports considerably more finished products than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue is derived among others from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States and Europe. The escalating trade war between the U.S. and China may have contributed to the economic slowdown witnessed in China. In recent months, China’s economic growth has continued to slow and any further reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China and the rest Asia Pacific region could cause a material adverse impact on our results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial amount of business in China, including through one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), a Chinese corporation which, as of February 27, 2019, operated 17 vessels that were exclusively manned by Chinese crews (including two vessels purchased pursuant to the Framework Deed with York), which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, we have charters with COSCO, a Chinese corporation, we are currently constructing five container vessels in Chinese shipyards and we have entered into sale and leaseback transactions in respect of 19 vessels (including two vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for

Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels built at Chinese shipyards and the financial institutions with whom we have entered into sale and leaseback transactions, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us;

•	the dividend policy adopted by Costamare Ventures and the Joint Venture entities; and

•	the amount of any cash reserves established by our board of directors.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

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

The expected delivery dates under our current shipbuilding contract for a newbuild vessel, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	any delay or default by our joint venture partner in meeting its financial commitments;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. As of February 27, 2019, we have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the pending entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, all of which could result in additional costs and negatively impact our revenues and cash flows and negatively impact our future operations.

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

As of February 27, 2019, our current fleet of 78 containerships, including the five newbuild vessels on order and the 11 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.4 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet, Acquisitions and Newbuild Vessels”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of February 27, 2019, our current fleet of 78 containerships, including the five newbuild vessels on order and the 11 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.4 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The risk of realizing a loss on the sale of a containership is greater during periods when vessel values are low compared to their historical levels. In fiscal year 2018, we sold two of our vessels and realized a net loss of $3.1 million. In the future, we may sell further vessels under similar unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. During the year ended December 31, 2018, no impairment loss was recorded on our vessels. If the market values of our vessels further deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

While one of our principal strategies is to enter into long-term, fixed-rate time charters, given the persistent weaker charter rate environment, more containerships have become available for the spot or short-term charter market and the demand for long-term charters has fallen. As a result, we have entered into a number of short-term charters, several of which are expiring before the end of 2019. As of February 27, 2019, the current time charters for 33 of our 73 containerships in the water, including the 11 containerships purchased pursuant to the Framework Deed with York, will expire before the end of 2019. We have options to extend the charters for two of our vessels whose charters are scheduled to expire in 2019 for successive one year periods. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. The current weak economic conditions have reduced the demand for long-term time charters while the supply of container vessels has increased due to newbuild deliveries and the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may be at unprofitable rates and may not be continuous, leaving the vessels idle for some days in between charters. If this trend continues, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market. We would then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates like the present, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants:

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under four of our credit facilities and capital leases, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with or pledged in favour of the lender;

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to market value adjusted total assets may not exceed 80% on a charter inclusive valuation.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. For additional information, see “Item 5. Operating and Financial Review and

Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2018, we had outstanding indebtedness of approximately $1.66 billion, including the obligations under our capital leases and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. In addition, we have guaranteed $193.8 million of indebtedness outstanding at Joint Venture entities. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2018, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $360.4 million. As of December 31, 2018, our obligations under capital leases and other financing arrangements which were under fixed interest rates amounted to $791.0 million. From time to time, we also enter into certain currency hedges. As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar contracts totaling $10.0 million. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of comprehensive income. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. While we use interest rate swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2018 while at the same time a substantial portion of our vessels’ operating expenses is incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

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

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely. In addition, in 2016 the International Maritime Organization (“IMO”) confirmed that the emissions standard under Annex VI to MARPOL for the reduction of sulphur oxides will be phased in by January 1, 2020. Compliance with this emissions standard will require either the installation of exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. In particular, it is not known what the price differential between high sulphur content fuel and the more expensive low sulphur fuel will be or if low sulphur fuel will be available in the quantities needed at the areas where the vessels are trading. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

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

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to stockholders.

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

On January 1, 2018, Costamare Shipping entered into a charter brokerage agreement, as may be amended from time to time (the “Brokerage Agreement”), with Blue Net Chartering GmbH & Co. KG (“Blue Net”). Blue Net provides chartering services to our vessels and the vessels acquired under the Framework Deed with York, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. See “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”. While we believe that the appointment of Blue Net as a chartering broker for our vessels will ultimately improve the charter rates at which we charter our vessels, we may not be able to realize the expected benefits. Furthermore, any benefits that we may ultimately gain from the arrangement may not be realized until some time has passed.

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

Costamare Shipping, Costamare Services and Shanghai Costamare which provide services to our vessels and/or to our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements, are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Costamare Shipping, together with a third party manager, is the manager of a vessel privately owned by our chairman and chief executive officer. Our chairman and chief executive officer also controls 50% of Blue Net which provides charter brokerage services to our vessels under the Brokerage Agreement. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at February 27, 2019 of approximately 20.1% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, is the owner of one container vessel (which is comparable to four of our vessels) and holds a passive interest in certain companies controlled by the family of Dimitrios Lemonidis that own six containerships comparable to 17 of our vessels (including three vessels acquired under the Framework Deed) and may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own two containerships comparable to seven of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Shanghai Costamare is not prohibited from providing management services to vessels owned by third parties, including related parties that may compete with us for charter opportunities. The Cell under V.Ships Greece provides and actively seeks to provide management services to vessels owned by third parties that may compete with us. Costamare Shipping provides management services in respect of the Joint Venture vessels and one vessel that is owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, that are similar to and compete with our vessels. In addition to providing brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, Blue Net provides brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third party vessels include vessels owned by Peter Döhle Schiffahrts-KG, a German integrated ship owner and manager, which also controls 50% of Blue Net. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations. Shanghai Costamare has only provided management services to third parties in a limited number of cases in the past and currently does not provide any such services to third parties other than to three vessels acquired under the Framework Deed with York.

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

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. In May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively.

From January 2011 through December 2018, vessels in our fleet made a total of 60 calls to ports in Iran and Syria, representing approximately 0.15% of our approximately 39,800 calls on worldwide ports, including approximately 3,700 calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Stockholder rights may differ as well. As a result, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

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

Risks Relating to our Securities

The price of our securities may be volatile

The price of our equity securities has been and may continue to be volatile and may fluctuate due to various factors including:

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

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel devote a substantial amount of time to comply with these requirements and compliance with these rules and regulations relating to public companies result in legal and financial compliance costs.

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

Our stock price may be highly volatile and future sales of our equity securities could cause the market price of our securities to decline.

The market price of our common stock has historically fluctuated over a wide range and may continue to fluctuate significantly. In addition, sales of a substantial number of shares of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances. On December 5, 2016 and on May 31, 2017, we completed follow-on offerings for the sale of 12 million and 13.5 million shares of our common stock, respectively. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed (the “Share Purchase Agreement”). The Share Purchase Agreement permits us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. In connection with this agreement, we registered for resale by York up to 7.6 million shares of our common stock.

During the year ended December 31, 2018, we have issued 3,659,845 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2018, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

Our major stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock and Preferred Stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.

Our Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C, Series D and Series E Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2018, we had outstanding indebtedness, including our lease obligations and other financing arrangements, of approximately $1.66 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.4 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

Holders of Preferred Stock have extremely limited voting rights.

Our common stock is the only class of our stock carrying full voting rights. Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C, Series D and Series E Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

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

Members of the Konstantakopoulos family own as at February 27, 2019, directly or indirectly, approximately 56.4% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

There is, however, no legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated drybulk carrier vessels. In 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we have agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As of February 27, 2019, the joint venture’s gross investments for the acquisition of 11 vessels amounted to $567 million. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permits us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. In connection with this agreement, we registered for resale by York up to 7.6 million shares of our common stock. For more information on the Company’s capital expenditures and divestitures, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 27, 2019, we had a fleet of 78 containerships with a total capacity of approximately 548,000 TEU, including five newbuild vessels on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 73 vessels in the water, aggregating approximately 484,000 TEU and (ii) five newbuild vessels aggregating approximately 64,000 TEU that are scheduled to be delivered to us between the second quarter of 2020 and the second quarter of 2021, based on the current shipyard schedule. As of February 27, 2019, 11 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have very low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.9%, 99.7% and 99.2% in 2016, 2017 and 2018, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of February 27, 2019, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 78 containerships, including the five newbuild vessels on order and the 11 vessels acquired under the Framework Deed, was approximately 3.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 27, 2019, our fixed-term charters represented an aggregate of approximately $2.3 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $57.8 million)) and the exercise of the owner’s unilateral extension options. Five of these charters include an option exercisable by either party to extend the term for a three-year period and a subsequent two-year period at the same charter rate, which represents $426.4 million of potential contracted revenue. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day.

As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers (such as Shanghai Costamare), or to V.Ships Greece or, subject to our consent, to another third party sub-manager. We believe that having several management companies, both affiliate and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Newbuild Vessels

Our Fleet

The table below provides additional information, as of February 27, 2019, about our fleet of 78 containerships, which includes the five newbuild vessels on order and the 11 containerships acquired pursuant to the Framework Deed with York. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026

2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026

3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026

4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026

5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026

6	CAPE AKRITAS(i)	Evergreen	2016	11,010	28,000	June 2019

7	CAPE TAINARO(i)	OOCL	2017	11,010	28,250	March 2019

8	CAPE KORTIA(i)	Evergreen	2017	11,010	28,000	July 2019

9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020(3)

10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	32,500 (net )	March 2020(4)

11	COSCO GUANGZHOU	COSCO	2006	9,469	17,900	March 2019

12	COSCO NINGBO	COSCO	2006	9,469	17,900	March 2019

13	COSCO YANTIAN	COSCO	2006	9,469	17,900	April 2019

14	COSCO BEIJING	COSCO	2006	9,469	17,900	April 2019

15	COSCO HELLAS	COSCO	2006	9,469	17,900	May 2019

16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2026(5)

17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2027(5)

18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2027(5)

19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(6)

20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(6)

21	VALOR	Evergreen	2013	8,827	41,700	April 2020

22	VALUE	Evergreen	2013	8,827	41,700	April 2020

23	VALIANT	Evergreen	2013	8,827	41,700	June 2020

24	VALENCE	Evergreen	2013	8,827	41,700	July 2020

25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020

26	NAVARINO	PIL	2010	8,531	(*)	March 2019

27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021

28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021

29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022

30	MAERSK KAWASAKI	Maersk	1997	7,403	12,100	March 2019

31	KURE (ex. MAERSK KURE)	COSCO	1996	7,403	16,350	April 2019

32	KOKURA (ex. NILEDUTCH PANTHER)	Maersk	1997	7,403	12,000	March 2019

33	MSC METHONI	MSC	2003	6,724	29,000	September 2021

34	YORK (ex. SEALAND NEW YORK)	MSC	2000	6,648	11,450	October 2019

35	MAERSK KOBE	Maersk	2000	6,648	16,000	March 2019

36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(7)

37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(7)

38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(7)

39	MAERSK KOLKATA	Maersk	2003	6,644	26,100	March 2022(8)

40	MAERSK KINGSTON (ex. MSC KINGSTON)	Maersk	2003	6,644	26,100	March 2022(8)

41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(8)

42	VENETIKO	Hapag Lloyd	2003	5,928	9,750	June 2019

43	ENSENADA(i)	ONE	2001	5,576	9,150	April 2019

44	ZIM NEW YORK	ZIM	2002	4,992	12,650	September 2019(9)

45	ZIM SHANGHAI	ZIM	2002	4,992	12,650	September 2019(9)

46	PIRAEUS	—	2004	4,992	—	Preparations for Drydock

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

47	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024

48	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024

49	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025

50	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025

51	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	10,000	November 2019

52	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020

53	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020

54	ULSAN	Maersk	2002	4,132	10,900	March 2019

55	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024

56	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025

57	LAKONIA	—	2004	2,586	—	Under Drydock

58	CMA CGM L’ETOILE	CMA CGM	2005	2,556	12,250	March 2019

59	ELAFONISOS(i)	MSC	1999	2,526	(*)	March 2019

60	AREOPOLIS	Evergreen	2000	2,474	8,100	June 2019

61	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021

62	MESSINI	Evergreen	1997	2,458	8,100	June 2019

63	MSC REUNION	MSC	1992	2,024	8,550	August 2019

64	MSC NAMIBIA II	MSC	1991	2,023	9,170	July 2019

65	MSC SIERRA II	MSC	1991	2,023	9,170	June 2019

66	MSC PYLOS	MSC	1991	2,020	6,800	March 2019

67	NEAPOLIS	Evergreen	2000	1,645	7,100	June 2019

68	ARKADIA(i)	Evergreen	2001	1,550	9,800	April 2019

69	PROSPER	Evergreen	1996	1,504	6,975	May 2019

70	MICHIGAN	MSC	2008	1,300	7,200	September 2019

71	TRADER	—	2008	1,300	—	—

72	ZAGORA	MSC	1995	1,162	7,800	May 2019

73	LUEBECK	MSC	2001	1,078	6,200	January 2020

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(10)

1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020

2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise.

(2)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(3)	This charter rate will be earned by Cape Sounio from March 15, 2019. Until then the daily charter rate will be $30,700.

(4)	This charter rate will be earned by Cape Artemisio from May 12, 2019. Until then the daily charter rate will be $27,000.

(5)

Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov, February 1, 2024-MSC Ajaccio and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.

(6)

Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.

(7)

The daily rate for Sealand Washington, Sealand Michigan and Sealand Illinois will be a fixed rate until March 1, 2019. From March 1, 2019, the daily rate will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(8)

This charter rate will be earned by Maersk Kolkata, Maersk Kingston and Maersk Kalamata until November 14, 2019, February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates, the daily rate for each of the three vessels, will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(9)

The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2018, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fourth optional year has been determined at $12,650 per day.

(10)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates which are treated as confidential.

Framework Deed

Under the Framework Deed entered into on May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies. The decisions regarding vessel acquisitions are made jointly between us and York, and the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020 (unless terminated earlier in certain circumstances). We reserve the right to acquire any vessels outside the Framework Deed that York decides not to pursue and therefore are not acquired by the jointly-owned entities under the Framework Deed.

Under the terms of the Original Framework Deed, (i) York agreed to invest up to $250 million in mutually agreed vessel acquisitions and we agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions and (ii) depending on the amount the Company elected to invest in any acquisition, the Company expected to hold between 25% and 49% of the equity in the relevant Joint Venture entity and York would hold the balance. The Original Framework Deed was amended and restated on May 18, 2015. Pursuant to the amended Framework Deed, there are no minimum or maximum amounts to be invested by Costamare Ventures and York and both Costamare Ventures and York can invest between 25% and 75% of the equity in the Joint Venture entities. As of February 27, 2019, York has invested $151 million and we have invested $104 million for the acquisition of 4 secondhand vessels and entering into contracts for 7 newbuild vessels in total. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Deed will terminate on May 15, 2020 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such Joint Venture entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Deed as equity investments.

Joint Venture entities currently own 11 vessels, totaling approximately 75,000 TEU. As of February 27, 2019, the joint venture’s gross investments for the acquisition of those vessels amounted to $567 million. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 27, 2019, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 78 containerships, including the five newbuild vessels on order and the 11 vessels acquired pursuant to the Framework Deed, was approximately 3.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, CMA CGM S.A. (“CMA CGM”), Pacific International Lines (“PIL”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 96%, 96% and 91% of our revenue in 2016, 2017 and 2018, respectively.

Management of Our Fleet

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 45 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager. Prior to November 2, 2015, Costamare Shipping provided our fleet with general administrative services and certain commercial and technical services pursuant to the Group Management Agreement between us and Costamare Shipping, dated November 3, 2010, as amended on March 3, 2015 (the “Group Management Agreement”).

Costamare Shipping may subcontract certain of its obligations to other affiliated sub-managers, to V.Ships Greece or, subject to our consent, to another third party sub-manager or direct that such related or third party sub-manager enter into a direct ship-management contract with the relevant vessel-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or through Shanghai Costamare or together with V. Ships Greece or, following our consent, F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) or Hammonia Reederei GmbH & Co. KG (“Hammonia”), provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement and separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time. Blue Net provides chartering brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. We believe that the appointment of Blue Net will allow us to improve the charter rates at which we charter our vessels.

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

In 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including four Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners (including Joint Venture vessels in our fleet) is split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping passes to us the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement (prior to November 2, 2015, the management fees that were payable under the Group Management Agreement). Costamare Shipping’s share of the Cell’s net profit was $455,500 and $380,000 for the years ended December 31, 2018 and December 31, 2017, respectively. We expect Costamare Shipping to pay to us its $455,500 share of the Cell’s net profit by the end of the first quarter of 2019. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell is operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager. In November 2015, Costamare Shipping entered into an agreement with Marcas Ltd. (“Marcas”), a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies. We believe that we will benefit from this agreement, which requires Costamare Shipping and Marcas to cooperate and combine their various strengths in order to achieve the best possible service and price combination with suppliers for us. Each vessel pays an annual membership fee to Marcas and any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessels or vessels acquired under the Framework Deed are credited to the relevant Joint Venture entities against their respective vessels’ operating expenses.

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

As of February 27, 2019,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 30 of our containerships, including five Joint Venture vessels and five newbuild vessels currently under constuction;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 17 of our containerships including two Joint Venture vessels;

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 24 of our containerships including four Joint Venture vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to five of our containerships; and

•	Hammonia provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to two of our containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Currently, we have consented to Costamare Shipping providing management services to one container vessel owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. As of February 27, 2019, Costamare Shipping manages containerships owned by our subsidiaries and entities formed under the Framework Deed. Shanghai Costamare is not contractually prohibited from providing management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. However, as noted above, Costamare Shipping has agreed to pass to us the net profit, if any, it receives from the Cell.

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

Costamare Shipping received in 2018 and 2017 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2018 and 2017, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2018 and 2017 a fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2018, Costamare Shipping received an ad hoc fee from a third-party ship broker which averaged $99,211 per vessel for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2018 and December 31, 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $6.4 million and $5.0 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2018 and December 31, 2017, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2018, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 6 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2018. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. Costamare

Shipping, Costamare Services and Shanghai Costamare employed approximately 135 people in total, all of whom were shore-based. As of December 31, 2018, 1,680 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen and Hammonia use related manning agents in, Germany and the Philippines for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Our protection and indemnity insurance coverage is currently subject to a limit of about $5 billion per vessel per incident except that for pollution the limit is set at $1.0 billion per vessel per incident, and for war risks the limit is set at $500 million per vessel per incident.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2019	2020	2021	2022	2023
Number of vessels	14	13	15	8	21

(1)	Excludes vessels which have been classified as assets held for sale.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and

Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including MARPOL and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

IMO Requirements

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and introduces requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions. The new mandatory data collection system is intended as the first in a three-step approach in which analysis of the data collected will provide the basis for an objective, transparent and inclusive policy debate in the Marine Environment Protection Committee (“MEPC”) of the IMO, under a roadmap (through 2023) for developing a comprehensive IMO strategy on reduction of Green House Gases (“GHG”) emissions from ships.

Amendments to Annex VI that entered into force in July 2010 seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. In 2016, the IMO confirmed its decision to implement a global sulphur cap of 0.5% m/m in 2020. This represents a significant cut from the 3.5% m/m global limit currently in place and demonstrates a clear commitment by IMO to ensuring shipping meets its environmental obligations. Effective from January 1, 2020, vessels should either be fitted with exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or should have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. From March 1, 2020, vessels not fitted with exhaust gas scrubbers cannot have high sulphur content fuel on board. We are currently making arrangements for the installation of exhaust gas scrubbers in ten of our vessels and we are making plans for our vessels that will not have installed such equipment by January 1, 2020 to be fit to use low sulphur content fuel.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as Emission Control Areas (“ECAs”), and additional ECAs could be established in the future. The IMO has undertaken a study for a new 0.1% m/m low sulphur ECA in the Mediterranean.

IMO NOx Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

Amendments to MARPOL Annex VI, which entered into force on March 1, 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data will be reported to the ship’s flag state on an annual basis. The first reporting period commenced on January 1, 2019, the first reporting is to be submitted by March 31, 2020.

All our existing containerships are generally compliant with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. As all our existing containerships are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

In addition, in 2011, the MEPC of the IMO adopted two sets of mandatory requirements to address greenhouse gas emissions from ships. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at that time.

Other International Requirements

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change adopted the Paris Agreement, an international framework designed to take effect by 2020. The Paris Agreement establishes a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. In 2004, the IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits for viable organism discharged from ship ballast. In 2016, the BWM Convention met threshold ratification requirements, entered into force on September 8, 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the new standards pertaining to the treatment of the ballast water (D-2 Standard) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule is intended to ensure full global implementation by September 8, 2024. For existing vessels, compliance with the D-2 standard will likely require installing treatment systems, which could increase compliance costs for us and other similarly regulated ocean carriers.

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

We currently maintain, for each of our containerships, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our containerships will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act, “VIDA”, enacted December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our containerships that operate in U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

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

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering

U.S. ports or operating in U.S. internal waters. The State of California has adopted emission limits for auxiliary diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. The State of California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels currently affected by the State of California regulations have made the necessary modifications. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling which brings forward the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships, therefore contributing to its global entry into force (the “EU Recycling Regulation”). From December 31, 2018, seagoing vessels flying the flag of an EU Member State may be recycled only in ship recycling facilities within the EU or in third countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition all ships calling to European ports, whether flying the flag of an EU Member State or not, need to have on board an inventory of hazardous materials, such as asbestos and ozone-depleting substances, specifying the location and approximate quantities of those materials certified by the relevant administration or authority and.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”). This regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. By June 30, 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements.

Data collected is expected to be open to the public, as provided for by the regulations. Significant stakeholders have however questioned this prospect as it will expose trade techniques, or, other sensitive, significant business clues. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.

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

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulphur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must switch to fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the Inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China should report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulphur content not exceeding 0.5% m/m while at berth are expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not fitted with scrubbers will be required to burn fuel with a sulphur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth.

In Taiwan, ships not fitted with exhaust gas scrubbers must burn fuel with a sulphur content not exceeding 0.5% m/m when entering its international commercial port areas.

In connection with the introduction of the ban of high sulphur fuel for vessels not fitted with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of hybrid or open loop type exhaust gas scrubbers and forcing vessels to use more expensive Diesel Oil fuel when sailing in their waters.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 27, 2019, has 85 subsidiaries, 75 of which are incorporated in Liberia and 10 which are incorporated in the Republic of the Marshall Islands. Of our Liberian subsidiaries, 57 own vessels in the water and five own newbuild vessels under construction. Of our Marshall Islands subsidiaries, five own vessels in the water and one holds all our participations in companies formed under the Framework Deed, with the remaining subsidiaries dormant. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 27, 2019 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 27, 2019, we had a fleet of 78 containerships with a total capacity of approximately 548,000 TEU, including five newbuild vessels on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 73 vessels in the water, aggregating approximately 484,000 TEU and (ii) five newbuild vessels aggregating approximately 64,000 TEU that are scheduled to be delivered to us between the second quarter of 2020 and the second quarter of 2021, based on the current shipyard schedule. As of February 27, 2019, 11 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of February 27, 2019, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 78 containerships, including the five newbuild vessels on order and the 11 vessels acquired pursuant to the Framework Deed, was approximately 3.7 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2018, our fixed-term charters represented an aggregate of $2.3 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership and the exercise of the owner’s unilateral extension options (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2018” in “Item 5. Operating and Financial Review and Prospects A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 27, 2019, our fixed-term charters represented an aggregate of approximately $2.3 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $57.8 million)) and the exercise of the owner’s unilateral extension options. Five of these charters include an option exercisable by either party to extend the term for a three-year period and a subsequent two-year period at the same charter rate, which represents $426.4 million of potential contracted revenue. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2018. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes 11 vessels in the water. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

	2019	2020	2021	2022	2023	2024	2025 and thereafter

No. of Vessels whose Charters Expire(1)	33	5	8	7	—	2	12

TEU of Expiring Charters	157,240	44,135	94,932	47,347	—	9,914	119,227

Contracted Days	13,746	10,043	8,681	5,633	5,110	5,063	13,203

Available Days	8,884	12,715	14,928	17,363	17,885	17,995	126,807

Contracted/Total Days(2)	60.7%	44.1%	36.8%	24.5%	22.2%	22.0%	9.4%

Contracted/Total Days (TEU-adjusted)(3)	71.9%	57.5%	45.3%	29.9%	27.8%	27.6%	14.3%

(1)

Includes one vessel with no employment as at December 31, 2018 and five vessels under construction and excludes the exercise of the owner’s unilateral extension options for five of our vessels and vessels purchased pursuant to the Framework Deed.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. MSC Pylos has been classified as an asset held for sale and therefore the available days are calculated up to December 31, 2019.

(3)	Contracted Days coverage adjusted by TEU capacity.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2018, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 96%, 96% and 91% of our revenue in 2016, 2017 and 2018, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 31 vessels over the past three years, including one Joint Venture vessel, and we plan to dry-dock 14 vessels in 2019 and 13 vessels in 2020 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2019 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides us with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. Moreover, in the case of the Co-operation Agreement, the management fees we pay are reduced by any net profit received by Costamare Shipping from the Cell’s operation. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, such as specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services.

Costamare Shipping received in 2018 and 2017 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received and continues to receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2018 and 2017 a fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2018, Costamare Shipping received an ad hoc fee from a third-party ship broker which averaged $99,211 per vessel for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2017 and December 31, 2018, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $5.0 million and $6.4 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2018 and December 31, 2017, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2018, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 6 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers; provided that Shanghai Costamare or V.Ships Greece or, subject to our approval, any other sub-manager may be directed to enter into a direct management agreement with each Joint Venture entity. During the year ended December 31, 2018, Costamare Shipping charged in aggregate to Joint Venture vessels the amount of $6.4 million and to the vessel owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $0.1 million, in each case for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by our chairman and chief executive officer, Konstantinos Konstantakopoulos, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, each vessel-owning subsidiary paid a fee of €13,074 for the year ending December 31, 2018 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that the fee was €1,644 in respect of vessels chartered on January 1, 2018 for the duration of their current charter. On December 12, 2018, Costamare Shipping and Blue Net retroactively amended the Brokerage Agreement to reduce the fees for each vessel-owning subsidiary to €10,364 for the year ending December 31, 2018 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that the fee shall be €1,139 in respect of vessels which are chartered on January 1, 2018 for the duration of their current charter. During the year ended December 31, 2018, we paid $354,950 in total to Blue Net for charter brokerage services.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet, as of February 27, 2019, to a total of 78 vessels, including five newbuild vessels on order and the 11 containerships acquired by Joint Venture entities in which we hold a minority equity interest.

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

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2016, 2017 and 2018 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.9%, 99.7% and 99.2%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

According to Clarkson Research, the end of 2005 saw the containership charter market register the highest reading in its history. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates started an upward trend and made further gains in early 2011 before decreasing sharply in the second half of 2011. Time charter rates and charter free vessel values remained at low levels through 2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuild vessels resulted in the deterioration of rates and values across all types of vessels to historically low figures until the beginning of 2017. As idle capacity peaked, increased scrapping during 2016 and 2017 reduced the supply of excess vessels and helped charter rates improve gradually to their best levels since 2011. In the second half of 2018, increased uncertainty due to the U.S.—China trade dispute, combined with some renewed supply growth, has pulled charter rates, especially for smaller tonnage, towards their historical low levels. While charter rates and the level of demand for containerships are historically volatile and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships should lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2018. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2018*

	On and After January 1,
	2019	2020	2021	2022	2023 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$371,424	$289,423	$228,814	$163,385	$792,729	$1,845,775
Fleet Contracted Days(2)	13,746	10,043	8,681	5,633	23,376	61,479
Percentage of fleet contracted days/Total days(2)	60.7%	44.1%	36.8%	24.5%	12.6%	22.1%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters and (c) non-exercise of the owner’s options to extend the terms of those charters. The contracted revenues for the 12 vessels subject to the Sale and Leaseback transactions are included in the revenue calculations.

(2)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. MSC Pylos has been classified as held for sale and therefore the available days are calculated up to December 31, 2019.

*	The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Deed.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter, third and related parties that are unique to a particular charter. Under our time charter arrangements, charterers bear the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2017 and 2018, commissions charged represented 47% and 36% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2018, approximately 33% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. The total management fees paid by us to our managers during the years ended December 31, 2016, 2017 and 2018 amounted to $18.6 million, $18.7 million and $19.5 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. The estimated useful lives of our containerships are 30 years from their initial delivery from the shipyard. Depreciation is based on cost, less the estimated scrap value of the vessels.

Gain / (Loss) on Sale / Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2016, 2017 and 2018, we sold one, four and two vessels, respectively.

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

Other, Net

Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated statement of comprehensive income. Such expenses may, for instance, result from various potential claims against our Company, or from payments we are effecting on behalf of charterers that cannot meet their obligations.

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

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

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

During the years ended December 31, 2018 and 2017, we had an average of 55.8 and 52.7 vessels, respectively, in our fleet. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York in each of the 14,424 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the year ended December 31, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia, Maersk Kowloon and CMA CGM L’Etoile with an aggregate capacity of 19,941 TEU and we sold the container vessels Romanos, Marina, Mandraki and Mykonos with an aggregate capacity of 18,057 TEU. In the years ended December 31, 2018 and 2017, our fleet ownership days totaled 20,359 and 19,221 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2017	2018
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Voyage expenses	(2.6)	(5.8)	3.2	123.1%
Voyage expenses—related parties	(3.1)	(3.2)	0.1	3.2%
Vessels’ operating expenses	(103.8)	(110.6)	6.8	6.6%
General and administrative expenses	(5.7)	(5.4)	(0.3)	(5.3%)
Management fees—related parties	(18.7)	(19.5)	0.8	4.3%
General and administrative expenses—non-cash component	(3.9)	(3.8)	(0.1)	(2.6%)
Amortization of dry-docking and special survey costs	(7.6)	(7.3)	(0.3)	(3.9%)
Depreciation	(96.4)	(96.3)	(0.1)	(0.1%)
Amortization of prepaid lease rentals, net	(8.4)	(8.2)	(0.2)	(2.4%)
Loss on sale / disposal of vessels	(4.9)	(3.1)	(1.8)	(36.7%)
Vessels’ impairment loss	(18.0)	—	(18.0)	n.m.
Loss on vessel held for sale	(2.4)	(0.1)	(2.3)	(95.8%)
Foreign exchange losses	—	(0.1)	0.1	n.m.
Interest income	2.7	3.5	0.8	29.6%
Interest and finance costs	(69.8)	(64.0)	(5.8)	(8.3%)
Swaps’ breakage costs	—	(1.2)	1.2	n.m.
Equity gain on investments	3.4	12.1	8.7	255.9%
Other	0.6	0.4	(0.2)	(33.3%)
Loss on derivative instruments	(0.9)	(0.6)	(0.3)	(33.3%)

Net Income	$72.9	$67.2

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2017	2018
Average number of vessels	52.7	55.8	3.1	5.9%
Ownership days	19,221	20,359	1,138	5.9%
Number of vessels under dry-docking	7	17	10

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2018 and December 31, 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2017	2018
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Accrued charter revenue	(11.2)	(7.3)	(3.9)	(34.8%)

Voyage revenue adjusted on a cash basis	$401.2	$373.1	$(28.1)	(7.0%)

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

Voyage Revenue

Voyage revenue decreased by 7.8%, or $32.0 million, to $380.4 million during the year ended December 31, 2018, from $412.4 million during the year ended December 31, 2017. The decrease is mainly attributable to (i) decreased charter rates and increased off-hire days for certain of our vessels, (ii) revenue not earned by six vessels sold for demolition in the first and third quarters of 2017 and the second and fourth quarters of 2018; partly offset by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017 and eleven vessels acquired during the year ended December 31, 2018.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 7.0%, or $28.1 million, to $373.1 million during the year ended December 31, 2018, from $401.2 million during the year ended December 31, 2017. Accrued charter revenue for the years ended December 31, 2018 and 2017, amounted to $7.3 million and $11.2 million, respectively.

Voyage Expenses

Voyage expenses were $5.8 million and $2.6 million for the years ended December 31, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses—related parties

Voyage expenses—related parties were $3.2 million and $3.1 million for the years ended December 31, 2018 and 2017, respectively. Voyage expenses—related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net, as amended from time to time.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $110.6 million and $103.8 million during the years ended December 31, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $5.4 million and $5.7 million during the years ended December 31, 2018 and 2017, respectively, and both include $2.5 million, which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees—related parties

Management fees paid to our managers pursuant to the Framework Agreement were $19.5 million and $18.7 million for the years ended December 31, 2018 and 2017, respectively.

General and administrative expenses—non-cash component

General and administrative expenses—non-cash component for the year ended December 31, 2018 amounted to $3.8 million representing the value of the shares issued to Costamare Services on March 30, June 29, September 28 and December 31, 2018, pursuant to the Services Agreement. For the year ended December 31, 2017, the respective amount was $3.9 million, representing the fair value of the shares issued to Costamare Services on March 30, June 30, September 29 and December 29, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.3 million and $7.6 million during the years ended December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, 17 vessels underwent and completed their special survey. During the year ended December 31, 2017, seven vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 0.1%, or $0.1 million, to $96.3 million during the year ended December 31, 2018, from $96.4 million during the year ended December 31, 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $8.2 million during the year ended December 31, 2018. Amortization of prepaid lease rentals, net was $8.4 million during the year ended December 31, 2017.

Loss on sale / disposal of vessels

During the year ended December 31, 2018, we recorded a loss of $2.2 million from the sale of the vessel MSC Koroni and $0.9 million from the sale of the vessel Itea which was classified as

Asset held for sale as at December 31, 2017. During the year ended December 31, 2017, we recorded an aggregate net loss of $4.3 million from the sale of the vessels Marina, Mandraki and the Mykonos and a loss of $0.6 million from the sale of the vessel Romanos, which was classified as Asset held for sale as at December 31, 2016.

Vessels’ impairment loss

During the year ended December 31, 2018, no impairment loss was recorded. During the year ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Loss on vessel held for sale

During the year ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period. During the year ended December 31, 2017, we recorded a loss on vessel held for sale of $2.4 million, representing the expected loss from the sale of one of our vessels, which we sold in June 2018.

Interest Income

Interest income amounted to $3.5 million and $2.7 million for the years ended December 31, 2018 and 2017, respectively.

Interest and Finance Costs

Interest and finance costs were $64.0 million and $69.8 million during the years ended December 31, 2018 and 2017, respectively. The decrease is mainly attributable to the net interest charged on our interest rate swap agreements that qualify for hedge accounting; partly offset by increased interest expense charged due to the increased loan balance during the year ended December 31, 2018 compared to the year ended December 31, 2017.

Swaps Breakage Costs

During the year ended December 31, 2018, we terminated three interest rate derivative instruments that qualify for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the year ended December 31, 2018, we recorded an equity gain on investments of $12.1 million representing our share of the net gain in jointly-owned companies pursuant to the Framework Deed. Since November 12, 2018, we hold the 100% equity interest in five previously jointly-owned companies with York and as of that date, these five companies are consolidated in our consolidated financial statements. As of December 31, 2018, 13 companies are jointly-owned with York.

During the year ended December 31, 2017, we recorded an equity gain on investments of $3.4 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our 13 interest rate derivative instruments which were outstanding as of December 31, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2018, the fair value of these 13 interest rate derivative instruments in aggregate amounted to a net asset of $7.2 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2018, a net gain of $5.5 million has been included in OCI and a net loss of $0.4 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2018.

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

	Year ended December 31,		Change	Percentage Change
	2016	2017
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$468.2	$412.4	$(55.8)	(11.9%)
Voyage expenses	(1.9)	(2.6)	0.7	36.8%
Voyage expenses—related parties	(3.5)	(3.1)	(0.4)	(11.4%)
Vessels’ operating expenses	(105.8)	(103.8)	(2.0)	(1.9%)
General and administrative expenses	(5.8)	(5.7)	(0.1)	(1.7%)
Management fees—related parties.	(18.6)	(18.7)	0.1	0.5%
Non-cash general and administrative expenses and non-cash other items	(9.0)	(3.9)	(5.1)	(56.7%)
Amortization of dry-docking and special survey costs	(7.9)	(7.6)	(0.3)	(3.8%)
Depreciation	(100.9)	(96.4)	(4.5)	(4.5%)
Amortization of prepaid lease rentals, net	(6.8)	(8.4)	1.6	23.5%
Loss on sale / disposal of vessels	(4.4)	(4.9)	0.5	11.4%
Vessels’ Impairment loss	—	(18.0)	18.0	n.m.
Loss on asset held for sale	(37.2)	(2.4)	(34.8)	(93.5%)
Foreign exchange losses	(0.4)	—	(0.4)	(100.0%)
Interest income	1.7	2.7	1.0	58.8%
Interest and finance costs	(72.8)	(69.8)	(3.0)	(4.1%)
Swaps breakage cost	(9.7)	—	(9.7)	(100.0%)
Equity gain / (loss) on investments.	(0.1)	3.4	3.5	n.m.
Other	0.6	0.6	—	—
Loss on derivative instruments	(4.0)	(0.9)	(3.1)	(77.5%)

Net Income	$81.7	$72.9

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2016	2017
Average number of vessels	53.6	52.7	(0.9)	(1.7%)
Ownership days	19,616	19,221	(395)	(2.0%)
Number of vessels under dry-docking	6	7	1

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

Equity Gain / (Loss) on Investments

During the year ended December 31, 2017 we recorded an equity gain on investments of $3.4 million representing our share of the net gain of 18 jointly-owned companies pursuant to the Framework Deed. During the year ended December 31, 2016, we recorded an equity loss on investments of $0.1 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and immediately commenced their charters. We hold a range of 25% to 49% of the capital stock of the companies jointly-owned pursuant to the Framework Deed.

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

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permits us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. In connection with this agreement, we registered for resale by York up to 7.6 million shares of our common stock. As of February 27, 2019, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2018, we had total cash liquidity of $166.5 million, consisting of cash, cash equivalents and restricted cash.

As of February 27, 2019, we had four series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock, $100 million aggregate liquidation preference of the Series C Preferred Stock, $100 million aggregate liquidation preference of the Series D Preferred Stock and $115 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred

Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after May 13, 2020. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2018, we had an aggregate of $1.66 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. In addition, we have guaranteed $193.8 million of indebtedness outstanding at Joint Venture entities. As of February 27, 2019, we had outstanding equity commitments relating to the five contracted newbuild vessels of approximately $31.4 million, payable until the vessels’ delivery, expected between the second quarter of 2020 and the second quarter of 2021, while approximately $0.4 billion is financed through a financial institution. As of February 27, 2019, we had outstanding capital commitments of $13.4 million in relation to the construction of five scrubbers, which will be installed in five of our existing vessels.

As of February 27, 2019, we had two unencumbered vessels in the water. Under the Framework Deed there were four secondhand vessels acquired which are free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018 and February 7, 2019.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018 and January 15, 2019. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018 and January 15, 2019. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018 and January 15, 2019. We paid dividends to holders of our Series E Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018 and January 15, 2019.

The dividends and distributions paid during the years ended December 31, 2014, 2015, 2016, 2017 and 2018, were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018 and February 7, 2019, we issued 988,841 shares, 885,324 shares, 901,634 shares, 884,046 shares and 961,656 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $53.9 million at December 31, 2018 and negative $50.1 million at December 31, 2017.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2016, 2017 and 2018

	Year ended December 31,
	2016	2017	2018
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$220.6	$191.8	$140.8
Net Cash Used in Investing Activities	(28.4)	(43.4)	(112.6)
Net Cash Used in Financing Activities.	(144.4)	(140.0)	(80.5)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2018, decreased by $51.0 million to $140.8 million, from $191.8 million for the year ended December 31, 2017. The decrease is mainly attributable to the decreased cash from operations of $28.1 million, the increased special survey costs of $13.1 million and the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.7 million during the year ended December 31, 2018 compared to the year ended December 31, 2017; partly offset by decreased payments for interest (including swap net payments) during the year of $9.9 million.

Net cash flows provided by operating activities for the year ended December 31, 2017, decreased by $28.8 million to $191.8 million, compared to $220.6 million for the year ended December 31, 2016. The decrease is mainly attributable to the decreased cash from operations of $59.2 million; partly offset by decreased payments for interest (including swap payments) during the year of $10.0 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that year and revenue recognized on a straight-line basis) of $5.9 million and the decreased special survey costs of $0.3 million during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities was $112.6 million in the year ended December 31, 2018, which mainly consisted of net payments relating to the acquisition of six secondhand vessels and five newbuild vessels, net payments for the acquisition of the 60% equity interest in five companies previously jointly-owned with York pursuant to the Framework Deed, payments for capital injection into certain entities pursuant to the Framework Deed (net of dividend distributions we received) and proceeds we received from the sale of two vessels.

Net cash used in investing activities was $43.4 million in the year ended December 31, 2017, which consisted of payments for the acquisition of four secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly offset by proceeds we received from the sale of four vessels.

Net cash used in investing activities was $28.4 million in the year ended December 31, 2016, which mainly consisted of advance payments for the construction of eight newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed, payments for upgrades to one of our vessels, proceeds we received from the sale of one vessel, proceeds we received from settlement of insurance claims and dividend distributions we received pursuant to the Framework Deed.

Net Cash Used in Financing Activities

Net cash used in financing activities was $80.5 million in the year ended December 31, 2018, which mainly consisted of (a) $139.2 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our January 2018 public offering of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $20.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2017, the first quarter of 2018, the second quarter of 2018 and the third quarter of 2018 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018, January 15, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018 and $7.2 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018.

Net cash used in financing activities was $140.0 million in the year ended December 31, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $192.2 million net payments relating to our debt financing agreements, (c) $16.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2016, the first quarter, the second quarter and the third quarter of 2017 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2016 to January 14, 2017, January 15, 2017 to April 14, 2017, April 15, 2017 to July 14, 2017 and July 15, 2017 to October 14, 2017.

Net cash used in financing activities was $144.4 million in the year ended December 31, 2016, which mainly consisted of (a) $134.6 million net payments relating to our debt financing agreements, (b) $53.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, the first, the second quarter and the third quarter of 2016, (c) $69.0 million we received from our follow-on offering in December 2016, net of underwriting discounts and expenses incurred in the offering and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2015 to January 14, 2016, January 15, 2016 to April 14, 2016, April 15, 2016 to July 14, 2016 and July 15, 2016 to October 14, 2016.

Credit Facilities, Capital Leases and Other Financing Arrangements

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities, capital leases and other financing arrangements in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities, capital leases and other financing arrangements are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc.

The following summarizes certain terms of our existing credit facilities, capital leases and other financing arrangements discussed below as at December 31, 2018:

Credit Facilities/Capital Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt

Alpha	32,000	LIBOR + Margin(2)	2020	Variable installments with balloon

HSBC-Mas	9,125	LIBOR + Margin(2)	2019	Straight-line amortization with balloon

DnB-Quentin et al.	147,702	LIBOR + Margin(2)	2020	Straight-line amortization with balloon

DnB-Raymond et al.	94,135	LIBOR + Margin(2)	2020	Straight-line amortization with balloon

Bank of America Merrill Lynch	28,167	LIBOR + Margin(2)	2021	Straight-line amortization with balloon

Credit Agricole	77,875	LIBOR + Margin(2)	2021	Variable installments with balloon

Eurobank	21,280	LIBOR + Margin(2)	2021	Variable installments with balloon

HSBC-Nerida	15,375	LIBOR + Margin(2)	2022	Straight-line amortization with balloon

Tatum et al.	47,200	LIBOR + Margin(2)	2025	Straight-line amortization with balloon

Costamare Credit Facility	198,986	LIBOR + Margin(2)	2021	Variable amortization with balloon

Verandi et al.	25,000	LIBOR + Margin(2)	2021	Straight-line amortization with balloon

November 2018 Facility	55,000	LIBOR + Margin(2)	2023	Variable amortization with balloon

Capital Leases & Other Financing Arrangements

CLC Sale and Leaseback	186,850	Fixed Rate	2024	Bareboat structure-fixed daily charter with balloon

CCBFL Sale and Leaseback	116,328	LIBOR + Margin(2)	2023	Straight-line amortization with balloon

BoComm Sale and Leaseback	39,480	Fixed Rate	2024	Bareboat structure-fixed daily charter with balloon

Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)	29,954	Fixed Rate	2030-2031	Bareboat structure-fixed daily charter with balloon

Benedict et al Financing arrangements	534,755	Fixed Rate	2028	Variable amortization with balloon

(1)	The interest rates of long-term bank debt at December 31, 2018 ranged from 3.66% to 6.42%, and the weighted average interest rate as at December 31, 2018 was 4.9%.

(2)	The interest rate margin of long-term bank debt at December 31, 2018 ranged from 1.30% to 3.60%, and the weighted average interest rate margin as at December 31, 2018 was 2.4%.

The principal financial and other covenants and events of default under each credit facility are discussed below.

Alpha Loan

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million loan with Alpha Bank A.E., which we refer to in this section as the “Alpha Loan”. The lender assigned its obligations under the Alpha Loan to Alpha Shipping Finance Limited in 2014. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Kure (ex. Maersk Kure). On October 3, 2016, we entered into a third supplemental agreement under which the bank agreed to the change of the flag of the Maersk Kawasaki and the Kure (ex. Maersk Kure) and the transfer of the technical management of both such ships to V.Ships Greece.

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

The obligations under the Alpha Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Kure (ex. Maersk Kure), general assignments of earnings, insurances, requisition compensation and charter assignments.

As of February 27, 2019, there was $32.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha Loan, and, as of the same date, there was no undrawn available credit.

HSBC Mas Loan

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million loan with HSBC Bank, which we refer to in this section as the “HSBC Loan”. The purpose of this loan was to finance part of the purchase price of a vessel, the Kokura (ex. Niledutch Panther). On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of the Kokura. On September 1, 2016, we entered into a second supplemental agreement under which the bank agreed to the change of the flag of the Maersk Kokura and the transfer of the technical management to V.Ships Greece.

The interest rate under the HSBC Loan is LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by 20 consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million. On August 1, 2017, we entered into a third supplemental agreement pursuant to which the Borrower agreed to provide the lender with additional security in the form of a second mortgage on one of our vessels and on August 3, 2017, we prepaid $1.0 million. On February 16, 2018, we entered into a fourth supplemental agreement pursuant to which Mas Shipping repaid $1.0 million in February and the Lender agreed to extend the maturity of the loan until February 2019 payable in four equal quarterly installments of $1.0 million, plus a balloon payment payable together with the fourth installment in the amount of $8.13 million.

The obligations under the HSBC Loan were guaranteed by Costamare Inc. and secured by a first priority mortgage over the vessel, Kokura (ex. Niledutch Panther), a second priority mortgage over the vessel Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The loan was fully repaid on February 4, 2019.

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

The interest rate under the DnB—Quentin et al. loan is LIBOR plus an agreed margin. The loan provides that the borrowers must repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.3 million per tranche each, commencing at the time of delivery of each vessel, and a final installment in the amount of $1.3 million, together with a balloon payment of $40.7 million per tranche.

The obligations under the DnB—Quentin et al. loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 27, 2019, there was $145.2 million outstanding under the DnB—Quentin et al. loan, and, as of the same date there was no undrawn available credit.

DnB—Raymond et al. Loan

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terance Shipping Co., as borrowers, entered into a seven-year loan for up to $152.8 million, with DnB Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank, Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “DnB—Raymond et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Value and the Valence, and the facility is divided into two tranches, one for each vessel.

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

The obligations under the DnB—Raymond et al. Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

As of February 27, 2019, there was $94.1 million outstanding under the DnB—Raymond et al. Loan, and, as of the same date there was no undrawn available credit.

BAML Loan

On May 6, 2016, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $39.0 million loan with Bank of America Merrill Lynch (the “BAML Loan”). The purpose of the proceeds raised under this facility was for general corporate purposes. On September 21, 2016, we entered into a first supplemental agreement under which the bank agreed to the change of the flag of Navarino and the transfer of the technical management to Shanghai Costamare.

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

As of February 27, 2019, there was $27.1 million outstanding under the BAML Loan, and, as of the same date, there was no undrawn available credit.

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

The obligations under the Credit Agricole Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the York (ex. Sealand New York), the Sealand Washington and the Cosco Beijing, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of February 27, 2019, there was $74.8 million outstanding, and, as of the same date, there was no undrawn available credit.

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

As of February 27, 2019, there was $21.3 million outstanding under the Eurobank Loan, and, as of the same date, there was no undrawn available credit.

HSBC Nerida Loan

On August 1, 2017, our subsidiary, Nerida Shipping Co., as borrower, entered into a five-year, $17.6 million loan with HSBC Bank, which we refer to in this section as the “HSBC Nerida Loan”. The purpose of this loan was to finance general corporate purposes relating to a vessel, the Maersk Kowloon.

The interest rate under the HSBC Nerida Loan is LIBOR plus an agreed margin. The repayment terms provide for Nerida Shipping Co. to pay HSBC by 20 equal consecutive quarterly installments, each in amount of $0.45 million plus a balloon payment payable together with the 20th installment in the amount of $8.6 million.

The obligations under the HSBC Nerida Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 27, 2019 there was $14.9 million outstanding under the HSBC Nerida Loan, and, as of the same date, there was no undrawn available credit.

Tatum et al. Loan.

On July 17, 2018, our subsidiaries, Tatum Shipping Co. and Singleton Shipping Co., as joint borrowers, entered into a seven-year $48.0 million loan with a bank, which we refer to in this section as the “Tatum et al. Loan”. The purpose of this loan was to finance general corporate purposes related to Megalopolis and Marathopolis. The loan was drawn in two equal tranches.

The interest rate under the Tatum et al. Loan is LIBOR plus an agreed margin. The repayment terms of each tranche provide for the borrowers to pay the bank in 28 consecutive quarterly installments each in the amount of $400 and a balloon installment in the amount of $12.8 million.

The obligations under the Tatum et al. Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Marathopolis and Megalopolis, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 27, 2019, there was $46.4 million outstanding under the Tatum et al. Loan, and, as of the same date, there was no undrawn available credit.

Costamare Credit Facility

On March 7, 2018, Costamare Inc., as borrower, entered into a three-year, $233.0 million credit facility, which we refer to in this section as the “Costamare Credit Facility”. The purpose of the Costamare Credit Facility was to refinance the existing indebtedness secured by 20 vessels in two tranches (Tranche A in the amount of $180.0 million and Tranche B in the amount of $53.0 million) of the Repaid Costamare Facility. On December 3, 2018, we entered into a supplemental agreement with the lenders under which the lenders agreed to the change of flags of three of the vessels financed under the facility.

The interest rate under the Costamare Credit Facility is LIBOR plus an agreed margin. Tranche A of the Costamare Credit Facility initially provided for repayment by 14 consecutive quarterly installments with the first four in the amount of $6.0 million, the subsequent four in the amount of $8.0 million and the final six in the amount of $10.0 million together with a balloon installment in the amount of $64.0 million. Tranche B of the Costamare Credit Facility provided for repayment by 14 consecutive quarterly installments with the first four in the amount of $1.5 million, the subsequent four in the amount of $2.0 million and the final six in the amount of $2.5 million together with a balloon installment in the amount of $24.0 million. Following the disposal of one vessel in May 2018, the remaining Tranche A installments have been amended as follows: the first three in the amount of $5.8 million, the subsequent four in the amount of $7.8 million and the final six in the amount of $9.7 million, together with a balloon installment in the amount of $62.4 million, while Tranche B installments remain unchanged.

The obligations under the Costamare Credit Facility are guaranteed by the owners of the mortgaged vessels. Our obligations under this credit facility are secured by mortgages over the vessels owned by our subsidiaries, who are the guarantors, as well as general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

As of February 27, 2019, there was $199.0 million outstanding under the Costamare Credit Facility, and, as of the same date, there was no undrawn available credit.

Verandi et al. Loan

On October 26, 2018, our subsidiaries, Verandi Shipping Co. and Reddick Shipping Co., as joint borrowers, entered into a $25.0 million loan with a bank, which we refer to in this section as the “Verandi et al. Loan”. The purpose of this loan was to refinance part of the acquisition costs of the Maersk Kleven and Maersk Kotka. The loan was drawn in two equal tranches.

The interest rate under the Verandi et al. Loan is LIBOR plus an agreed margin. The repayment terms of each tranche provide for the borrowers to pay the bank in 10 consecutive quarterly installments each in the amount of $610 and a balloon installment in the amount of $6.4 million.

The obligations under the Verandi et al. Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Maersk Kleven and Maersk Kotka, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of February 27, 2019, there was $23.8 million outstanding under the Verandi et al. Loan, and, as of the same date, there was no undrawn available credit.

November 2018 Facility

On November 27, 2018, Costamare Inc., as borrower, entered into a five year $55.0 million credit facility comprised of a $28.0 million term loan facility (Tranche A) and a $27.0 million revolving credit facility (Tranche B) with a bank which we refer to in this section as the “November 2018 Loan Facility”.

We have used the November 2018 Facility to refinance in full the existing indebtedness of two loan facilities: (a) the Repaid UniCredit Facility, having a balance of $25.0 million at the time of refinancing and (b) the Repaid Orix Facility, having a balance of $19.4 million at the time of refinancing.

The interest rate under the November 2018 Loan Facility is LIBOR plus an agreed margin.

Tranche A will be repaid in 20 consecutive quarterly installments, of which the first 8 such installments shall be in the amount of $2.0 million each and the remaining 12 such installments shall be in the amount of $1.0 million each.

Tranche B will be repaid in full concurrently with the payment of Tranche A last installment.

The obligations under the November 2018 Loan Facility are guaranteed by the owners of the mortgaged vessels. Our obligations under the November 2018 Loan Facility are secured by mortgages on each financed vessel (Trader, Sealand Michigan, MSC Pylos, MSC Reunion, MSC Sierra II, MSC Namibia II, Luebeck, MSC Methoni and Ulsan), account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

As of February 27, 2019, there was $55.0 million outstanding under the November 2018 Loan Facility, and, as of the same date, there was no undrawn available credit.

CLC Sale and Leaseback

In January, March and April 2014, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. entered into novation agreements with China Development Bank Financial Leasing Co., Ltd. (“CLC”), whereby they novated to CLC the shipbuilding contracts for the construction of the MSC Azov, the MSC Ajaccio and the MSC Amalfi, respectively, and entered into bareboat charter agreements (collectively, the “CLC Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 10 years. Our subsidiaries used a portion of the proceeds from the CLC Sale and Leaseback to prepay the balance of the loan which had been used to finance the predelivery installments of the respective vessels.

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

As of February 27, 2019, there was $185.4 million outstanding under the CLC Sale and Leaseback.

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

As of February 27, 2019, there was $116.3 million outstanding under the CCBFL Sale and Leaseback.

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

Under the terms of the BoComm Sale and Leaseback, both the Leonidio and the Kyparissia containership vessels were sold and Simone Shipping Co. and Plange Shipping Co. must each pay a fixed daily charter rate on a monthly basis for seven and a half years along with a final balloon payment of $9.7 million, respectively. Upon expiration of the BoComm Sale and Leaseback in 2024, the vessels will be returned to the Company.

As of February 27, 2019, there was $39.0 million outstanding under the BoComm Sale and Leaseback.

Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)

On August 8, 2018, our subsidiaries, Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., entered into novation agreements with a financial institution, whereby they novated to the financial institution the shipbuilding contracts for the construction of five ships and entered into bareboat charter agreements with the financial institution, which we refer to in this section as the “Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)”, whereby our subsidiaries agreed to bareboat charter the vessels, currently under construction, upon delivery for a period of ten years. Our subsidiaries used the proceeds from the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback) for the construction of five newbuild vessels.

Under the terms of the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback), all five containership vessels currently under construction were sold and Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., must each pay a fixed daily charter rate on a monthly basis for ten years along with a final balloon payment of $40.358 million. Upon expiration of the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback) in 2030-2031, each of the vessels will be returned to the Company.

As of February 27, 2019, there was $30.0 million outstanding under the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback). As of the same date an amount of approximately $0.4 billion was undrawn.

Benedict et al Financing arrangements

On November 12, 2018, Costamare Inc. became the sole shareholder of five vessel-owning companies: Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co. and assumed the bareboat charter agreements that each of the five vessel-owning companies had previously entered into with a financial institution, along with the obligation to pay part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction (the “Benedict et al Financing arrangements”). Under the bareboat charter agreements, each of the five vessel-owning companies had agreed to bareboat charter in their respective vessels (Triton, Titan, Talos, Taurus and Theseus) for a period of twelve years. At the same time we provided our corporate guarantee to the respective demise owner of each vessel.

Under the terms of the Benedict et al Financing arrangements, our subsidiaries must each pay various installments from January 2018 to October 2028 until the expiry of each bareboat charter agreement in 2028. Each of our subsidiaries shall pay simultaneously with the last payment a final installment of $32.0 million, at which time the vessels will be returned to the Company.

As of February 27, 2019, there was $531.0 million outstanding under the Benedict et al Financing arrangements.

Facilities Repaid in 2018

Repaid Costamare Facility

On July 22, 2008, Costamare Inc., as borrower, entered into a ten-year, $1.0 billion credit facility comprised of a $700.0 million term loan facility and a $300.0 million revolving credit facility, which we refer to in this section as the “Repaid Costamare Facility”. The purpose of the revolving credit facility was to finance part of the acquisition costs of vessels to be acquired or part of the market value of vessels owned by our subsidiaries. The purpose of the term loan facility was to finance general corporate and working capital purposes. On April 23, 2010, we entered into the first supplemental agreement with the lenders which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over one other vessel. On June 22, 2010, we entered into the second supplemental agreement with the lenders, which modified certain covenants. On September 6, 2011, we entered into a third supplemental agreement documenting the amalgamation of the Repaid Costamare Facility’s compounds and the fixing of the remaining installment payments. On December 17, 2012, we entered into a fourth supplemental agreement which released two of our subsidiary guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels. On May 28, 2013, we entered into a fifth supplemental agreement under which the lenders agreed to the change of flags of five of the vessels financed under the facility and to the transfer of the technical management of two of the vessels financed under the facility to V.Ships Greece. On August 30, 2013, we entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantors and the mortgage over its vessel, and replaced it with mortgages over two other vessels. On July 2, 2014, we entered into a seventh supplemental agreement in connection with the ZIM restructuring. On August 25, 2015 we entered into an eighth supplemental agreement under which the lenders agreed to a change of flags of six of the vessels financed under the facility and to the transfer of the technical management of three of the vessels financed under the facility to Shanghai Costamare. On September 28, 2016, we entered into a ninth supplemental agreement which extended the facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement, amended the margin and mortgaged four additional vessels in favor of the lending banks.

The interest rate under the Repaid Costamare Facility was LIBOR plus an agreed margin. The Repaid Costamare Facility provided for repayment by 40 consecutive quarterly installments, the first four (1-4) in the amount of $6.5 million and the next eight (5-12) in the amount of $9.0 million. The final 28 (13-40) installments, and the balloon installment repayable together with the 40th installment, were to be calculated by using a formula that took into account the then outstanding amount of this facility and the TEU weighted age of the mortgaged vessels. Following the date of payment of the twelfth installment on June 30, 2011, the term loan facility and the revolving credit facility were combined, the final 28 (13-40) installments were fixed in the amount of $22.5 million each, and the balloon installment was fixed in the amount of $271.3 million. Following the date of the ninth supplemental agreement, the Repaid Costamare Facility was amortized over 18 quarterly installments of 17 equal quarterly installments of $22.5 million and final one of $24.1 million. After the prepayments with the proceeds from the disposals of two vessels, in August and September 2017, the repayment schedule was changed so that from December 31, 2017, the loan was repaid in 13 equal quarterly installments of $21.3 million each and a final one of $22.9 million.

The obligations under the Repaid Costamare Facility were guaranteed by the owners of the mortgaged vessels. Our obligations under this credit facility were secured by mortgages over the vessels owned by our subsidiaries, who were the guarantors, and general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

The Repaid Costamare Facility was repaid on March 27, 2018.

Repaid UniCredit Facility

On October 6, 2011, Costamare Inc., as borrower, entered into a $120.0 million loan facility with UniCredit, which we refer to in this section as the “Repaid UniCredit Facility”. The purpose of the loan was to partly finance the aggregate market values of eleven containerships. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11.3 million to finance the acquisition of the vessel Luebeck. On April 8, 2013, we entered into a second supplemental agreement to substitute one of the vessels financed under the facility with another vessel. On July 11, 2013, we entered into a supplemental letter to change the flag of Sealand Michigan and transfer the technical management to V.Ships Greece, and on August 29, 2013, we entered into a third supplemental agreement to substitute two of the vessels financed under the facility with two other vessels. On April 11, 2014, we entered into a fourth supplemental agreement to obtain an additional advance for the acquisition of a secondhand vessel and on May 28, 2014, we entered into a fifth supplemental agreement to substitute one of the vessels financed under the facility with a different vessel. On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of one of the vessels financed under the facility. On July 29, 2015, we entered into a side letter to transfer the technical management of one of the vessels financed under the facility to Shanghai Costamare.

The interest rate under the Repaid UniCredit Facility was LIBOR plus an agreed margin. After the prepayments with the proceeds from the disposals of five vessels the repayment schedule was changed so that from September 23, 2016, the loan was scheduled to be repaid in 10 consecutive quarterly installments, the first nine (1-9) in the amount of $2.7 million and a final installment in the amount of $2.7 million, together with a balloon payment of $31.8 million. Following the prepayment with the proceeds from the disposal of one vessel in March 2017, the balloon repayment of $31.8 million was reduced to $26.9 million. Furthermore, following the prepayment with the proceeds from the disposal of another vessel in October 2018, the balloon repayment was reduced to $25.0 million.

Our obligations under the Repaid UniCredit Facility were secured by guarantees of the owners of the mortgaged vessels, mortgages over each financed vessel, account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

The Repaid UniCredit Facility was repaid on November 30, 2018.

Repaid Orix Facility

On November 19, 2010, Costamare Inc., as borrower, entered into a $120.0 million term loan facility with The Royal Bank of Scotland plc (the “Repaid Orix Facility”), which was available for drawing for up to 18 months. The loan tranches had maturities ranging from three to seven years.

We used the Repaid Orix Facility to finance part of the acquisition cost of five secondhand vessels, the MSC Methoni, the Romanos, the Ulsan, the MSC Koroni (ex. Koroni) and the Itea (ex. Kyparissia).

The interest rate under the Repaid Orix Facility was LIBOR plus an agreed margin. The Repaid Orix Facility provided for different repayment of each of the five tranches.

MSC Koroni (ex. Koroni), Itea (ex. Kyparissia) tranches were fully repaid according to the amortization schedule, and the Romanos tranche was repaid after the disposal of the underlying collateral containership vessel. The Romanos was disposed of in January 2017.

The MSC Methoni tranche was scheduled to be repaid in 32 consecutive quarterly payments, the first 31 (1-31) in the amount of $1.05 million and a final installment in the amount of $1.05 million, together with a balloon payment of $8.4 million.

The Ulsan tranche was scheduled to be repaid in 32 consecutive quarterly payments, the first 31 (1-31) in the amount of $0.53 million and a final installment in the amount of $0.53 million, together with a balloon payment of $4.2 million. On October 26, 2017, pursuant to a Transfer Certificate entered into among The Royal Bank of Scotland plc (“RBS”), Orix Investment and Management Private Limited (“Orix”), RBS assigned absolutely to Orix all rights and interests, which RBS had under the Repaid Orix Facility.

The obligations under the Repaid Orix Facility were guaranteed by the owners of the mortgaged vessels. Our obligations under the Repaid Orix Facility were secured by mortgages over each financed vessel, account charges in favor of Joh. Berenberg, Gossler & Co. KG, as account bank, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

The Repaid Orix Facility was repaid on December 12, 2018.

Guarantees of Framework Deed Entity Indebtedness

Costamare Inc. has agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Skerrett Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own the vessels Cape Kortia, Cape Sounio, Cape Artemisio, Cape Akritas and Cape Tainaro, respectively. As at December 31, 2018, Costamare Inc. has guaranteed $77.0 million of debt relating to Kemp Maritime Co. and Hyde Maritime Co., $39.7 million of debt relating to Skerrett Maritime Co. and $77.2 million of debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. As security for providing the guarantee, in the event that Costamare Inc. is required to pay under any guarantee, Costamare Inc. is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration. Costamare Inc. owns 49% of the capital stock of Kemp Maritime Co., 49% of the capital stock of Hyde Maritime Co., 49% of the capital stock of Skerrett Maritime Co., 25% of the capital stock of Ainsley Maritime Co. and 25% of the capital stock of Ambrose Maritime Co.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

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

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under four of our credit facilities and capital leases, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with or pledged in favour of the lender;

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to market value adjusted total assets must be less than 80% on a charter inclusive valuation basis.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2018 by approximately $4.4 million based upon our debt level during 2018.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2018, approximately 33% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar contracts totaling 10.0 million at an average forward rate of Euro/U.S. dollar 1.1514, expiring in monthly intervals up to May 2019.

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

Capital Expenditures

As of February 27, 2019, we had outstanding equity commitments relating to the five contracted newbuild vessels of approximately $31.4 million, payable until the vessels’ delivery, expected between the second quarter of 2020 and the second quarter of 2021, while approximately $0.4 billion is financed through a financial institution. As of February 27, 2019, we had outstanding capital commitments of $13.4 million in relation to the construction of five scrubbers, which will be installed in five of our existing vessels.

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

Vessel Impairment

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

If the Company determines that an impairment indicator is present or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates without adjustment for any growth rate) over the remaining estimated life of the vessel assuming fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 24 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.76%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond our control. Therefore, we consider the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. We define outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, we believe the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The economic and market conditions as at December 31, 2017 and 2018, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates improved in the first half of 2018, but subsequently fell towards the end of 2018 to approximately the same levels as in the beginning of the year. A similar pattern occurred in the evolution of secondhand prices during 2018. Although, demand for containerships increased by a healthy 4.3%, in 2018, the supply of containerships exceeded the demand by 1.3%, a condition which, all other things being equal, is an indicator of possible impairment.

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2018 resulted in no impairment loss being recorded. As of December 31, 2016 and 2017 our assessment concluded that nil and $18.0 million, respectively, of impairment loss should be recorded.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates, after eliminating outliers. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If, as at December 31, 2017 and 2018, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the results would be the following:

	December 31, 2017		December 31, 2018
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate.	1	$0.4	2	$19.7
3-year historical average rate.	4	$38.0	6	$66.6
1-year historical average rate.	18	$212.2	11	$124.3

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2018, and suggests that 32 of our 62 vessels in the water may have current market values below their carrying values (29 of our 52 vessels in the water as at December 31, 2017). However, we believe that, with respect to these 32 vessels, all of which are currently under time charters, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue, profitability and future assessments of vessel impairment.

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2018 and 2017. In preparing the table below, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2019 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2018), the Company uses charter free third party valuations as at December 31, 2018. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2018 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

The carrying value of each of the Company’s vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel were sold. The Company’s estimates of fair values (under our internal analysis) assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the estimated fair value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable under Step 2 of the impairment analysis. For the vessels with estimated fair values lower than their carrying values, we believe that such differences will be recoverable throughout the useful lives of such vessels.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2017 ($ US Million)(1)	Carrying Value December 31, 2018 ($ US Million)(1)

1	Triton	14,424	2016	November 2018	—	113.5

2	Titan	14,424	2016	November 2018	—	114.0

3	Talos	14,424	2016	November 2018	—	114.5

4	Taurus	14,424	2016	November 2018	—	114.3

5	Theseus	14,424	2016	November 2018	—	114.6

6	Cosco Hellas*,**	9,469	2006	July 2006	63.0	62.1

7	Cosco Guangzhou*,**	9,469	2006	February 2006	61.7	60.5

8	Cosco Beijing*,**	9,469	2006	June 2006	63.9	61.3

9	Cosco Yantian*,**	9,469	2006	April 2006	62.4	61.4

10	Cosco Ningbo*,**	9,469	2006	March 2006	61.9	60.9

11	MSC Azov	9,403	2014	January 2014	75.6	73.0

12	MSC Ajaccio	9,403	2014	March 2014	76.0	73.4

13	MSC Amalfi	9,403	2014	April 2014	76.3	73.7

14	MSC Athens	8,827	2013	March 2013	72.3	71.5

15	MSC Athos	8,827	2013	April 2013	72.2	70.7

16	Valor**	8,827	2013	June 2013	84.8	82.4

17	Value**	8,827	2013	June 2013	84.8	82.4

18	Valiant**	8,827	2013	August 2013	85.7	83.4

19	Valence	8,827	2013	September 2013	86.1	83.7

20	Vantage	8,827	2013	November 2013	86.1	83.7

21	Navarino*,**	8,531	2010	May 2010	94.4	90.6

22	Maersk Kleven	8,044	1996	September 2018	—	15.1

23	Maersk Kotka	8,044	1996	September 2018	—	14.8

24	Maersk Kowloon	7,471	2005	May 2017	14.8	14.4

25	Kure (ex. Maersk Kure)*,**	7,403	1996	December 2007	49.9	45.7

26	Kokura (ex. NileDutch Panther)*,**	7,403	1997	February 2008	53.3	48.5

27	Maersk Kawasaki*,**	7,403	1997	December 2007	53.7	48.9

28	MSC Methoni*,**	6,724	2003	October 2011	45.5	45.3

29	Sealand Michigan*,**	6,648	2000	October 2000	30.7	28.8

30	Sealand Illinois*,**	6,648	2000	December 2000	30.8	28.9

31	York (ex. Sealand New York)*,**	6,648	2000	May 2000	29.5	27.6

32	Sealand Washington*,**	6,648	2000	August 2000	30.1	28.2

33	Maersk Kobe*,**	6,648	2000	June 2000	29.7	27.8

34	Maersk Kalamata (ex. MSC Kalamata)*,**	6,644	2003	June 2003	38.2	37.0

35	Maersk Kingston (ex. MSC Kingston)*,**	6,644	2003	April 2003	38.0	37.3

36	Maersk Kolkata (ex. MSC Kolkata)*,**	6,644	2003	January 2003	38.6	36.4

37	Venetiko*,**	5,928	2003	January 2013	19.0	18.2

38	Zim Shanghai*,**	4,992	2002	October 2002	28.1	26.5

39	Zim New York*,**	4,992	2002	September 2002	28.0	26.3

40	Piraeus*,**	4,992	2004	May 2004	27.9	26.4

41	Leonidio	4,957	2014	May 2017	21.7	21.1

42	Kyparissia	4,957	2014	May 2017	21.7	21.1

43	Megalopolis	4,957	2013	July 2018	—	24.7

44	Marathopolis	4,957	2013	July 2018	—	24.8

45	Halifax Express*,**	4,890	2000	November 2000	24.8	23.2

46	Oakland Express*,**	4,890	2000	October 2000	24.6	22.9

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2017 ($ US Million)(1)	Carrying Value December 31, 2018 ($ US Million)(1)

47	Singapore Express*,**	4,890	2000	August 2000	24.0	22.5

48	Ulsan (ex. MSC Ulsan)*,**	4,132	2002	February 2012	23.7	22.3

49	MSC Koroni(2),*	3,842	1998	May 2012	9.7	—

50	Itea(2),(3)	3,351	1992	May 2012	—	—

51	Lakonia	2,586	2004	December 2014	8.0	7.6

52	CMA CGM L’Etoile	2,556	2005	November 2017	9.5	9.6

53	Areopolis	2,474	2000	May 2014	6.5	6.2

54	Messini*,**	2,458	1997	August 2012	6.2	5.8

55	MSC Reunion	2,024	1992	March 2011	4.0	3.6

56	MSC Namibia II	2,023	1991	March 2011	4.0	3.6

57	MSC Sierra II	2,023	1991	March 2011	4.0	3.6

58	MSC Pylos(4)	2,020	1991	January 2011	5.5	—

59	Neapolis**	1,645	2000	April 2014	5.5	5.2

60	Prosper*,**	1,504	1996	March 2011	7.0	6.4

61	Michigan	1,300	2008	April 2018	—	9.1

62	Trader	1,300	2008	April 2018	—	9.1

63	Zagora	1,162	1995	January 2011	2.7	2.6

64	Luebeck	1,078	2001	August 2012	4.5	4.3

				TOTAL	2,010.6	2,587.0

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2017 and 2018.

(2)	Vessels sold during 2018.

(3)	As of December 31, 2017, the vessel was classified as held for sale.

(4)	As of December 31, 2018, the vessel was classified as held for sale.

*

Indicates container vessels which we believe, as of December 31, 2017, may have fair values below their carrying values. As of December 31, 2017, we believe that the aggregate carrying value of these 29 vessels was $472.4 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2018, may have fair values below their carrying values. As of December 31, 2018, we believe that the aggregate carrying value of these 32 vessels was $437.0 million more than their market value.

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

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which is currently 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate ($300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of the Company’s vessels or a decrease in the estimated economic lives assigned to the Company’s vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels. We examine the prospect and the timing of each vessel sale for demolition opportunistically and on a case by case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap.

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

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

In 2018, total seaborne container trade demand grew at around 4.3% as the synchronized global economic recovery that started in 2016 gained momentum. Following the coordinated introduction of monetary stimulus by the world’s top central banks, global trade accelerated in 2018.

Total containership supply grew at around 5.6% in 2018 as demolition activity fell over the year. However, the supply of large container vessels, with capacity of more than 12,000 TEU, continued to apply pressure throughout the industry.

Demand for containership transportation services increased during the year and idle fleet represented 2.5% of the total fleet at the end of 2018. However, all types of vessels continued to earn historically low charter rates albeit higher than the rates in 2016. Containership ordering in 2018 increased to 1.2 million TEU, equivalent to 5.4% of the total fleet. Total order book remained historically low at 13% of the total fleet at the end of 2018; however, since 70% of the orderbook consisted of vessels larger than 12,000 TEU, if the improved containership demand is not sustainable there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2018 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,659,212	$186,661	$725,209	$241,729	$505,613
Interest on long-term debt obligations(2)	358,294	83,032	122,115	74,281	78,866
Payments to our manager(3)	312,167	26,920	53,216	51,366	180,665
Other Obligations(4)	46,842	15,453	31,389	—	—

Total	$2,376,515	$312,066	$931,929	$367,376	$765,144

(1)	Includes obligations under capital leases and other financing arrangements.

(2)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations, capital leases and other financing arrangements. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. With respect to interest payments under our lease obligations, these have been based on the repayment schedules agreed with the financing institution upon the commencement of the bareboat charters.

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

(4)

This amount represents our share of the remaining equity commitments with regards to the five newbuild vessels on order and the construction cost of five scrubbers, which will be installed in five of our existing vessels.

(5)	These amounts exclude the following preferred stock dividend payment amounts (assuming that none of our preferred stock is redeemed in the next 5 years):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$156,345	$31,269	$62,538	$62,538

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

Name	Age	Position
Konstantinos Konstantakopoulos	49	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	50	Chief Financial Officer and Class II Director
Vagn Lehd Møller	72	Class II Director
Charlotte Stratos	64	Class III Director
Konstantinos Zacharatos	45	Class I Director
Anastassios Gabrielides	54	General Counsel and Secretary

The term of our Class III directors expires in 2019, the term of our Class I directors expires in 2020 and the term of our Class II director expires in 2021.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served on the board of directors of Scan Global Logistics A/S, a Danish based internal logistics company, as member (2011-2015) and chairman (2012-2015). Mr. Møller currently serves as chairman of the boards of Navadan ApS, a Danish company supplying tank cleaning systems and products, ZITON A/S and Jack-up InvestCo 2 A/S and is a member of the board of directors of Jack-up InvestCo 3 Plc., all being companies investing in jack-up vessels chartered to off-shore windmill companies. He also serves as a member of the board of The Survey Association A/S, a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2017, Ms. Stratos served as an independent director for Hellenic Carriers Ltd. Ms. Stratos currently serves as an independent director of the Gyroscopic Fund, a hedge fund company and of Okeanis Eco Tankers Corp. a tanker owning company.

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

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed and are compensated for their services by Costamare Shipping and / or Costamare Services.

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

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. As of December

31, 2018, Costamare Shipping, Costamare Services and Shanghai Costamare employed approximately 135 people in total, all of whom were shore-based. As of December 31, 2018, 1,680 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen and Hammonia use related manning agents in Germany and the Philippines for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 27, 2019 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 27, 2019 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 113,425,886 shares of common stock, 2,000,000 shares of Series B Preferred Stock, 4,000,000 Series C Preferred Stock, 4,000,000 Series D Preferred Stock and 4,600,000 Series E Preferred Stock outstanding as of February 27, 2019. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	22,769,315	20.1%
Gregory Zikos	*
Konstantinos Zacharatos(2)
Vagn Lehd Moller	*
Charlotte Stratos
Anastassios Gabrielides(3)
All officers and directors as a group (six persons)	23,157,020	20.4%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	21,796,925	19.2%
Christos Konstantakopoulos(5)	19,389,781	17.1%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 11,039,717 shares of common stock directly and 11,729,598 shares of common stock indirectly through entities he controls. He also holds 40,000 shares of Series D Preferred Stock and 300,000 shares of Series E Preferred Stock through an entity he controls, or 1.0% and 6.5%, respectively, of the issued and outstanding shares of Series D Preferred Stock and Series E Preferred Stock, respectively.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock and Series C Preferred Stock.

(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,039,718 shares of common stock directly and 10,757,207 shares of common stock indirectly through entities he controls. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock, and 4,400 shares of Series C Preferred Stock, or 0.1% of the issued and outstanding shares of Series C Preferred Stock.

(5)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 10,611,186 shares of common stock directly and 8,778,595 shares of common stock indirectly through an entity he controls.

*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 4, 2019, we had approximately 11,893 beneficial owners of our common stock.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party sub-managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning entity and the relevant manager. Our affiliated managers and Costamare Services are controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net, a charter brokerage company which is 50% controlled by our chairman and chief executive officer, provides brokerage services to our vessels.

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

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services and Shanghai Costamare, as well as any third party sub-managers, including V.Ships Greece, Vinnen and Hammonia. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Costamare Shipping received in 2018 and 2017 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2018 and 2017, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2018 and 2017 a fee of 0.60% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2017 and December 31, 2018, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $5.0 million and $6,4 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2018 and December 31, 2017, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2018, the terms of the Framework Agreement and Service Agreement automatically renewed for another one-year period, and will automatically renew for six more consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

We have agreed that Costamare Shipping provide management services in respect of one vessel owned by our chairman and chief executive officer Konstantinos Konstantakopoulos. We have also agreed that Costamare Shipping may enter into an agreement with Marcas, a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies, in order to achieve the best possible service and price combination with suppliers for us. Any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessel-owning subsidiaries will be paid to Costamare Shipping, which will in turn be credited by Costamare Shipping to our vessel-owning entities against their respective vessels’ operating expenses. Our vessel-owning entities will pay the annual membership fee payable by Costamare Shipping to Marcas.

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

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of approximately 64 million shares entitled to these registration rights.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters since the implementation of the Dividend Reinvestment Plan, members of the Konstantakopoulos family have each reinvested in full or in part their cash dividends, receiving an aggregate of 10,446,165 shares.

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

On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire the ownership interest held by York in five Joint Venture entities, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permits us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. In connection with this agreement, we registered for resale by York up to 7.6 million shares of our common stock.

Other Transactions

Konstantinos Konstantakopoulos owns one containership vessel (which is comparable to four of our vessels) and holds a passive minority interest in certain companies controlled by the family of Dimitrios Lemonidis that owns six containerships comparable to 17 of our vessels (including 3 vessels acquired under the Framework Deed) and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies controlled by the family of Mr. Lemonidis that own two containerships comparable to seven of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

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

Under the Framework Deed entered into on May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. 11 of our containerships have been acquired pursuant to the Framework Deed. As of February 27, 2019, the joint venture’s gross investments for the acquisition of these 11 vessels amounted to $567 million. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Newbuild Vessels”.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each Joint Venture entity and, in respect of the newbuild vessels under construction, into a supervision agreement with the respective Joint Venture entity. During the year ended December 31,

2018, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $6.4 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our vessels and to the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net.

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

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rate for the Series E Preferred Stock is 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share). The dividend rates are not subject to adjustment.

We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018 and January 15, 2019. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018 and January 15, 2019. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018 and January 15, 2019. We paid dividends to holders of our Series E Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018 and January 15, 2019. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018 and February 7, 2019.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018 and February 7, 2019, we issued 988,841 shares, 885,324 shares, 901,634 shares, 884,046 shares and 961,656 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

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

Set out below is a table showing the dividends and distributions paid in 2014, 2015, 2016, 2017 and 2018.

	Year Ended December 31,
	2014	2015	2016	2017	2018	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$83.0	$86.3	$53.9	$16.7	$20.9	$260.8
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	—	—	19.5	22.8	23.1	65.4
Preferred Stock dividends paid	10.1	16.0	21.1	21.1	28.3	96.6

Total	$93.1	$102.3	$94.5	$60.6	$72.3	$422.8

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Our common stock has been trading on the NYSE under the symbol “CMRE” since November 4, 2010. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2014	$24.36	$17.61
2015	20.35	8.82
2016	10.70	5.57
2017	7.99	5.25
First Quarter 2017	6.97	5.25
Second Quarter 2017	7.99	6.21
Third Quarter 2017	7.67	5.78
Fourth Quarter 2017	6.31	5.49
First Quarter 2018	6.83	5.79
Second Quarter 2018	8.05	6.41
Third Quarter 2018	8.28	6.42
Fourth Quarter 2018	6.51	4.22
September 2018	6.86	6.42
October 2018	6.51	5.11
November 2018	5.43	5.08
December 2018	5.52	4.22
January 2019	5.14	4.61
February 2019	4.65	5.35

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2018, 112,464,230 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2018: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; 4,000,000 shares of Series D Preferred Stock were issued and outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

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

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort.

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

Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C, Series D and Series E Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

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

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. This discussion does not address the tax treatment of U.S. holders (as defined below) which own directly, indirectly or constructively 10% or more of our shares (as measured by vote or value). You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common stock or Preferred Stock that may be applicable to you.

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

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock or our Preferred Stock and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.

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

If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock or Preferred Stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

(a)	the common stock or Preferred Stock, as the case may be, is readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);

(c)	you own our common stock or our Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered all our vessels to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

(ii)

the amount allocated to the current taxable year and any tax year prior to the tax year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Distributions on Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common stock or Preferred Stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.

Sale, Exchange or Other Disposition of Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or Preferred Stock, unless:

(a)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty; or

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

As of December 31, 2018, we have guaranteed $193.8 million of indebtedness outstanding at Joint Venture entities.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2018 by approximately $4.4 million based upon our debt level during 2018.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2019	4.6
2020	3.7
2021	2.0
2022	0.7
2023	0.5

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

As of December 31, 2017 and 2018, we had interest rate swap agreements with an outstanding notional amount of $656.1 million and $310.8 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2017 and 2018, amounted to a net asset of $2.0 million and an asset of $7.1 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between April 2020 and May 2023.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2017 and 2018, we had interest rate swap agreements with an outstanding notional amount of $89.8 million and $49.7 million, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2017 and 2018, was a liability of $1.0 million and an asset of $0.1 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps is in August 2020.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2018, approximately 33% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar contracts totaling $10.0 million at an average forward rate of Euro/U.S. dollar 1.1514 expiring in monthly intervals up to May 2019.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2018. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

In making its assessment of our internal control over financial reporting as of December 31, 2018, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2018, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our

independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018, which is incorporated by reference into Item 15.C. below.

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

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://www.costamare.com/ethics.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2018.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2017 and 2018.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2018 and 2017 and breaks down these amounts by the category of service.

	2018	2017
Audit fees	€455,000	€480,000
Audit-related fees	€47,000	€40,000
Tax fees	€9,876	€17,727

Total fees	€511,876	€537,727

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2018 and 2017 and for the review of the quarterly financial information.

Tax fees

The full amount of tax fees in 2017 and 2018 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2017 and December 31, 2018.

Audit-related fees

Audit-related fees in 2017 and 2018 amounted to €40,000 and €47,000, respectively, and relate to the review of registration statements and related consents and comfort letters and any other audit-related services required for SEC or other regulatory filings.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the common shares purchased or received in 2018 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Total Number of Series D Preferred Stock Purchased		Total Number of Series E Preferred Stock Purchased		Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 2018					300,000	(1)	$25.00
February 2018	330,721	(2)
March 2018	74,800	(3)
May 2018	308,401	(2)
June 2018	74,800	(3)
August 2018	313,483	(2)
August 2018			40,000	(4)			$25.00
September 2018	74,800	(3)
November 2018	423,854	(2)
December 2018	74,800	(3)

Total	1,675,659		40,000		300,000

(1)	Costamare Shipping acquired an aggregate of 300,000 shares of our Series E Preferred Stock at the public offering thereof.

(2)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

(3)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel—owning subsidiaries.

(4)	Costamare Shipping acquired an aggregate of 40,000 shares of our Series D Preferred Stock in a privately negotiated purchase.

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

NYSE Rules 303A.02 and 303A.05, contains independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by Dodd-Frank. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.

Audit Committee

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-43 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

4.1	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)

4.2	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Konstantakopoulos(2)

4.3	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.4	Form of Trademark License Agreement between Costamare Inc. and Costamare Shipping Company S.A.(2)

4.5	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.6	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.7	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.8	Framework Agreement dated November 2, 2015, by and between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.9	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(3)

4.10	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015(3)

4.11	Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein(3)

4.12	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.13	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

Exhibit No.	Description

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Dated: March 7, 2019

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 7, 2019, expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece
March 7, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 7, 2019, expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 7, 2019

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2017 and 2018

	December 31, 2017	December 31, 2018
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$178,986	$113,714
Restricted cash (Note 2)	7,238	5,600
Accounts receivable	1,324	5,625
Inventories (Note 5)	9,662	11,020
Due from related parties (Note 3)	5,273	4,681
Fair value of derivatives (Notes 18 and 19)	112	3,514
Insurance claims receivable	2,091	6,476
Prepaid lease rentals (Note 11)	8,752	8,752
Accrued charter revenue (Note 12)	185	—
Time charter assumed (Note 12)	—	190
Prepayments and other	5,697	6,358
Vessel held for sale (Note 6)	7,315	4,838

Total current assets	226,635	170,768

FIXED ASSETS, NET:
Capital leased assets (Note 11)	415,665	401,901
Vessels and advances, net (Note 6)	1,579,509	2,206,786

Total fixed assets, net	1,995,174	2,608,687

NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	161,897	131,082
Prepaid lease rentals, non-current (Note 11)	42,918	34,167
Accounts receivable, non-current (Note 3)	1,800	17,789
Deferred charges, net (Note 7)	15,429	26,250
Restricted cash (Note 2)	32,661	47,177
Time charter assumed, non-current (Note 12)	—	1,222
Fair value of derivatives, non-current (Notes 18 and 19)	4,358	3,727
Other non-current assets (Note 4)	9,426	9,942

Total assets	$2,490,298	$3,050,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$206,318	$149,162
Accounts payable	6,314	8,586
Due to related parties (Note 3)	203	196
Capital lease obligations, net (Note 11)	32,874	34,299
Accrued liabilities	10,755	17,624
Unearned revenue (Note 12)	15,310	12,432
Fair value of derivatives (Notes 18 and 19)	3,307	—
Other current liabilities	1,627	2,370

Total current liabilities	276,708	224,669

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	644,662	1,159,244
Capital lease obligations, net of current portion (Note 11)	339,332	305,033
Unearned revenue, net of current portion (Note 12)	11,057	4,741

Total non-current liabilities	995,051	1,469,018

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	11	11
Additional paid-in capital (Note 14)	1,175,774	1,313,840
Retained earnings	43,723	38,734
Accumulated other comprehensive income/(loss) (Notes 18 and 20)	(969)	4,539

Total stockholders’ equity	1,218,539	1,357,124

Total liabilities and stockholders’ equity	$2,490,298	$3,050,811

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2016, 2017 and 2018

	For the years ended December 31,
	2016	2017	2018
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$468,189	$412,433	$380,397
EXPENSES:
Voyage expenses	(1,887)	(2,649)	(5,847)
Voyage expenses-related parties (Note 3)	(3,512)	(3,093)	(3,201)
Vessels’ operating expenses	(105,783)	(103,799)	(110,571)
General and administrative expenses	(7,269)	(3,151)	(2,908)
General and administrative expenses—related parties (Note 3)	(7,451)	(6,366)	(6,255)
Management fees-related parties (Note 3)	(18,629)	(18,693)	(19,533)
Amortization of dry-docking and special survey costs (Note 7)	(7,920)	(7,627)	(7,290)
Depreciation (Notes 6, 11 and 20)	(100,943)	(96,448)	(96,261)
Amortization of prepaid lease rentals, net (Notes 11 and 12)	(6,779)	(8,429)	(8,150)
Loss on sale / disposal of vessels, net (Note 6)	(4,440)	(4,856)	(3,071)
Loss on vessel held for sale (Note 6)	(37,161)	(2,379)	(101)
Vessels impairment loss (Notes 6 and 7)	—	(17,959)	—
Foreign exchange gains / (losses), net	(360)	31	(51)

Operating income	166,055	137,015	117,158

OTHER INCOME / (EXPENSES):
Interest income	1,630	2,643	3,454
Interest and finance costs (Note 16)	(72,808)	(69,840)	(63,992)
Swaps breakage cost (Note 18)	(9,701)	—	(1,234)
Equity gain / (loss) on investments (Note 9)	(78)	3,381	12,051
Other, net	595	593	350
Loss on derivative instruments, net (Note 18)	(3,991)	(916)	(548)

Total other expenses	(84,353)	(64,139)	(49,919)

Net Income	$81,702	$72,876	$67,239

Earnings allocated to Preferred Stock (Note 15)	(21,063)	(21,063)	(30,503)

Net income available to Common Stockholders	60,639	51,813	36,736

Earnings per common share, basic and diluted (Note 15)	$0.79	$0.52	$0.33

Weighted average number of shares, basic and diluted	77,243,252	100,527,907	110,395,134

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2016, 2017 and 2018

	For the years ended December 31,
	2016	2017	2018
	(Expressed in thousands of U.S. dollars)
Net income for the year	$81,702	$72,876	$67,239

Other comprehensive income:
Unrealized gain on cash flow hedges, net (Notes 18 and 20)	29,065	13,392	5,456
Net settlements on interest rate swaps qualifying for cash flow hedge (Note 18 and 20)	—	—	(11)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	84	63	63
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Note 11)	1,076	—	—

Other comprehensive income for the year	$30,225	$13,455	$5,508

Total comprehensive income for the year	$111,927	$86,331	$72,747

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2016, 2017 and 2018

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2016	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	81,702	81,702
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	15,026,481	1	93,847	—	—	93,848
- Issuance of common stock - expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	—	—	(328)	—	—	(328)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	—	—	(73,470)	(73,470)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	30,225	—	30,225

BALANCE, December 31, 2016	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	72,876	72,876
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	17,781,104	2	118,663	—	—	118,665
- Issuance of common stock-expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	—	—	(312)	—	—	(312)
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	—	—	(39,506)	(39,506)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	13,455	—	13,455

BALANCE, December 31, 2017	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	67,239	67,239
- Preferred stock Series E issuance (Note 14)	4,600,000	—	—	—	—	—	—	—	—	—	111,614	—	—	111,614
- Preferred stock Series E expenses (Note 14)	—	—	—	—	—	—	—	—	—	—	(390)	—	—	(390)
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	4,258,245	—	26,842	—	—	26,842
- Dividends - Common stock	—	—	—	—	—	—	—	—	—	—	—	—	(43,936)	(43,936)
- Dividends - Preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	(28,292)	(28,292)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5,508	—	5,508

BALANCE, December 31, 2018	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016, 2017 and 2018

	For the years ended December 31,
	2016	2017	2018
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$81,702	$72,876	$67,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	100,943	96,448	96,261
Other non-current assets	4,000	—	—
Amortization of debt discount	(659)	(715)	(779)
Amortization of prepaid lease rentals, net	6,779	8,429	8,150
Amortization and write-off of financing costs	2,613	2,236	2,907
Amortization of deferred dry-docking and special survey costs	7,920	7,627	7,290
Amortization of assumed time charter	—	—	27
Equity based payments	4,951	3,866	3,755
Net settlements on interest rate swaps qualifying for cash flow hedge	—	—	(11)
Loss / (Gain) on derivative instruments, net	(4,509)	(1,296)	162
Loss / (Gain) on sale / disposal of vessels, net	4,440	4,856	3,071
Loss on vessel held for sale	37,161	2,379	101
Vessels impairment loss	—	17,959	—
Equity (gain) / loss on investments	78	(3,381)	(12,051)
Changes in operating assets and liabilities:
Accounts receivable	(10)	(578)	(14,368)
Due from related parties	2,565	(1,826)	1,342
Inventories	(837)	1,753	(134)
Insurance claims receivable	(5,413)	(1,478)	(5,304)
Prepayments and other	(368)	(1,783)	(251)
Accounts payable	(199)	2,466	1,926
Due to related parties	(180)	12	(7)
Accrued liabilities	(6,669)	(1,969)	1,996
Unearned revenue	(545)	(2,335)	(2,880)
Other current liabilities	(39)	(46)	204
Dividend from equity method investees	439	3,040	8,000
Dry-dockings	(5,868)	(5,582)	(18,568)
Accrued charter revenue	(7,730)	(11,204)	(7,294)

Net Cash provided by Operating Activities	220,565	191,754	140,784

Cash Flows From Investing Activities:
Equity method investments	(38,630)	(9,890)	(5,292)
Return on Equity method investment	2,918	1,460	2,470
Proceeds from the settlement of insurance claims	6,433	2,273	931
Debt securities capital redemption	46	—	—
Cash acquired through asset acquisition	—	—	18,644
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(2,792)	(64,231)	(142,993)
Proceeds from the sale of vessels, net	3,629	26,951	13,595

Net Cash used in Investing Activities	(28,396)	(43,437)	(112,645)

Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	69,037	91,675	111,224
Proceeds from long-term debt and capital leases	222,848	61,625	361,000
Repayment of long-term debt and capital leases	(357,401)	(253,804)	(500,173)
Payment of financing costs	(3,907)	(1,733)	(3,441)
Dividends paid	(75,003)	(37,758)	(49,143)

Net Cash used in Financing Activities	(144,426)	(139,995)	(80,533)

Net increase / (decrease) in cash, cash equivalents and restricted cash	47,743	8,322	(52,394)
Cash, cash equivalents and restricted cash at beginning of the year	162,820	210,563	218,885

Cash, cash equivalents and restricted cash at end of the year	$210,563	$218,885	$166,491

Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$51,186	$56,070	$60,620

Non-Cash Investing and Financing Activities:
Imputed interest	—	—	$325

Dividend reinvested in common stock of the Company	$19,531	$22,811	$23,086

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). Additionally, during the year ended December 31, 2017, the Company issued 598,400 shares to Costamare Shipping Services Ltd. and another 598,400 shares during the year ended December 31, 2018 (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of December 31, 2018, under the Plan, the Company has issued to its common stockholders 9,770,630 shares, in aggregate. As of December 31, 2018, the aggregate issued share capital was 112,464,230 common shares. At December 31, 2018, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.1% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iv) on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2017 and 2018, the Company owned and/or operated a fleet of 53 and 62 container vessels, respectively, with a total carrying capacity of approximately 316,307 and 409,345 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia and the Republic of the Marshall Islands. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium- and short-term time charters.

At December 31, 2018, Costamare had 85 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except ten incorporated in the Republic of the Marshall Islands.

New revenue recognition guidance

On January 1, 2018, Costamare adopted the Financial Accounting Standards Board’s standard, Revenue from Contracts with Customers (Topic 606), as amended, using the modified retrospective method under which prior year results are not restated, but supplemental information is provided for any material impacts of the standard on the Company’s 2018 results. The standard establishes a single revenue recognition model for all contracts with customers, eliminates industry and transaction specific requirements and expands disclosure requirements. The adoption of the standard did not have a material impact on any of the lines reported in the Company’s consolidated financial statements and there was no cumulative effect of adoption of the standard (Note 2(q)).

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
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

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2017 and 2018 no such interest existed.

Certain prior period amounts in the consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation after that application of the ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments and ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash. More specifically, (i) proceeds from settlements of insurance claims regarding hull and machinery have been reclassified from Cash flows from operating activities to Cash flows from investing activities (Note 2(ad) below), (ii) amounts that represent return on investment from equity method investees have been reclassified from Cash flows from investing activities to Cash flows from operating activities (Note 2(ad) below) and (iii) amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows (Note 2(ae) below).

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(g) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2017 and 2018, is $0.

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

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers’, new regulations, or other future events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

(k) Time Charters Assumed with the Acquisition of Second-hand Vessels: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

reference to market data. The Company values any asset or liability arising from the market value of any time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability of the time charter assumed at the date of vessel delivery is based on the difference between the current fair market value of the time charter and the net present value of future contractual cash flows under the time charter. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(l) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

If the Company determines that an impairment indicator is present, or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby, it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 24 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.76%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond our control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. The Company defines outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2018 resulted in no impairment loss being recorded. As of December 31, 2016 and 2017, our assessment concluded that nil and $17,959, respectively, of impairment loss should be recorded.

(m) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, “Property, Plant and Equipment”, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(q)Voyage Revenues: Voyage revenues are generated from time charter agreements and are usually paid 15 days in advance. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable.

Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method. Under the new guidance, there is a five-step model to apply to revenue recognition. The five steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied. The Company applied ASC 606 only to contracts that were not completed as of January 1, 2018, the date of initial application. The Company’s time charter agreements were determined to contain a lease and continued to be accounted for under ASC 840. Implementation of the new revenue standard did not have any impact on revenue recognition. As such, there was no cumulative effect of adoption of the standard and no material impact on any of the lines reported in the Company’s consolidated financial statements.

Revenues for 2016, 2017 and 2018, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2016	2017	2018
A	30%	28%	27%
B	28%	29%	27%
C	14%	16%	10%
D	19%	21%	24%

Total	91%	94%	88%

(r) Vessels’ Voyage and Operating Expenses: Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses that are unique to a particular charter and are paid for by the charterer under time charter arrangements or by the Company when the vessel is off-hire or not employed. Voyage expenses (including commissions to counter, third and related parties) are expensed as incurred. Vessel operating expenses are expensed as incurred and primarily consist of crew costs, repairs and maintenance expenses, including underwater inspection expenses, and insurance costs.

(s) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

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

On January 1, 2016 the Company changed the presentation of interest accrued and realized on non-hedging derivative instruments and reclassified such from the Interest and Finance costs line item to Loss on derivative instruments, net on the consolidated statements of income. Comparative figures have been recast to reflect this change in presentation.

The Company also enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(t) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2018. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

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

(w) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

(x) Capital Leases: The Financial Accounting Standards Board (“FASB”) ASC 840 classifies leases from the standpoint of the lessee at the inception of the lease as capital leases or operating leases. The determination of whether an arrangement is (or contains) a capital lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 840-10-25-1. If none of the criteria in ASC 840-10-25-1 is met, leases are accounted for as operating leases.

Capital leases are accounted for as the acquisition of an asset and the incurrence of an obligation by the lessee. Capital leases are capitalized at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability. The lease payments are allocated between liability and finance costs to achieve a constant rate on the capital balance outstanding. If the lease agreement transfers the ownership of the leased asset to the lessee, then the asset is depreciated over its useful economic life (estimated at 30 years), otherwise it is depreciated over the lease term.

For sale and lease back transactions, when the fair value of the asset sold is more than its carrying amount, any indicated loss or gain on the sale is in substance a prepayment of rent or unearned rent, respectively, and thus, in accordance with ASC 840-40-35-4, the Company defers this

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

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

Debt and equity securities, which are decided on inception to be accounted for as trading securities or available-for-sale securities, are initially recognized at cost and subsequently are measured at fair value. Declines in the fair value of trading securities are recognized in earnings, while declines in the fair value of available-for-sale securities are recorded in Other Comprehensive Income and affect earnings when the securities are disposed. Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less impairment. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity. Management evaluates debt securities held-to-maturity for other than temporary impairment at each reporting date. In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited, to the following: (i) the extent of the duration of the decline; (ii) the reasons for the decline in value, and (iii) the financial condition of and near-term prospects of the issuer. An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

(z) Stock Based Compensation: The Company accounts for stock based payment awards granted to Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. (Note 3 and 14(a)), for the services provided by these entities, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

(aa) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(ab) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue with Contracts with Customers, sale and leaseback transactions, which includes an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

New Accounting Pronouncements - Adopted

(ac) In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments—Overall (Subtopic 825-10), which includes the requirement for all equity investments (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in the fair value recognized through net income. The Update simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. This Update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

(ad) In August 2016, the FASB issued ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of any corporate-owned life insurance policy (“COLI”) (including any bank-owned life insurance policy (“BOLI”)); distributions received from equity method investees; beneficial interests in securitization transactions; and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

separately identifiable cash flows and application of the predominance principle. ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, however, early adoption is permitted. In order to conform with the current period presentation, the Company presented comparatives as required by the new ASU. During the years ended December 31, 2016, 2017 and 2018, the amounts of $6,433, $2,273 and $931, respectively, represent proceeds from settlements of insurance claims regarding hull and machinery and thus have been reclassified from Cash flows from operating activities to Cash flows from investing activities (Note 2(a)). During the years ended December 31, 2016, 2017 and 2018, the amounts of $439, $3,040 and $8,000, respectively, represent return on investment from equity method investees and thus have been reclassified from Cash flows from investing activities to Cash flows from operating activities (Note 2(a)).

(ae) In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period; however, early adoption is permitted. Starting January 1, 2018, the Company presents cash, cash equivalents and restricted cash in the statement of cash flows as required by Topic 230, ASU No. 2016-18. In order to conform with the current period presentation, the Company presented comparatives as required by the new ASU (Note 2(a)). A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

	For the years ended December 31,
	2016	2017	2018
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	164,898	178,986	113,714
Restricted cash—current portion	6,882	7,238	5,600
Restricted cash—non-current portion	38,783	32,661	47,177

Total cash, cash equivalents and restricted cash	$210,563	$218,885	$166,491

(af) On January 1, 2018, the Company adopted ASU No. 2017-01, “Business Combinations” (Topic 805) which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The following assets are considered as a single asset for the purposes of the evaluation: (i) a tangible asset that is attached to and cannot be physically removed and used separately from another tangible assets (or an intangible asset representing the right to use a tangible asset) and (ii) in place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets. The amendments of this ASU was applied prospectively after the effective date. The Company analyzed its November 12, 2018 acquisition occurring as part of the Share Purchase Agreement with York (Notes 6 and 8) under this standard and accounted for the transaction as an asset acquisition as substantially all of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

the fair value of the gross assets acquired was concentrated in a single identifiable group of similar identifiable assets.

(ag) New Accounting Pronouncements - Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02—Leases (ASC 842), as amended from time to time, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting, nor lease classification criteria. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which is January 1, 2017 for calendar-year-end public business entities that adopted the new leases standard on January 1, 2019).

The new standard (i) provides entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests and (ii) provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted.

The Company will apply the alternative optional transition method with the adoption being reflected as of January 1, 2019, the beginning of the annual period in accordance with ASC 250, by using the modified retrospective transition method. Additionally, the Company will elect to apply the additional optional transition method along with the following practical expedients: (i) a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. The Company will elect the practical expedient for lessors for presentation purposes, upon adoption of ASC 842-Leases, which allows the Company to account for the lease and non-lease (primarily crew and maintenance services) component of time charter agreements as one, since as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and the predominant component in its time charter agreements is the lease component.

The Company will adopt the standard as of January 1, 2019 and is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company has chartered its vessels under time charter agreements, and does not have any lease arrangements in which it was a lessee at the date of the adoption (other than the ones accounted for as financing arrangements (Note 2(ad)).

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update. The Company is currently assessing the impact of the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): Part I. Accounting for Certain Financial Instruments with Down Round Features; Part II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception, (ASU No. 2017-11). Part I of this Update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this Update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this Update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Furthermore, in October 2018, the FASB issued ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate. The amendments in this Update apply to all entities that elect to apply hedge accounting to benchmark interest rate hedges under Topic 815. For entities that have not already adopted Update 2017-12, the amendments in this Update are required to be adopted concurrently with the amendments in Update 2017-12. Early adoption is permitted in any interim period upon issuance of this Update if an entity already has adopted Update 2017-12. The amendments should be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company is currently assessing the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

impact of the adoption of this new accounting guidance will have on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718): ASU No. 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public business entities, the amendments in ASU No. 2018-07 are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to (Topic 842)—Leases: ASU No. 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02. The amendments in this Update related to transition, do not include amendments from proposed ASU, Leases (Topic 842): Targeted Improvements, specific to a new and optional transition method to adopt the new lease requirements in Update 2016-02. That additional transition method will be issued as part of a forthcoming and separate Update that will result in additional amendments to transition paragraphs included in this Update to conform with the additional transition method. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The Board is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
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

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 and for any containership subject to a bareboat charter a daily fee of $0.478, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

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

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. The net profits earned during the years ended December 31, 2016, 2017 and 2018, amounted to $561, $380 and $456, respectively and are included as a reduction in management fees-related parties in the accompanying consolidated statements of income. As of December 31, 2018, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 20 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the years ended December 31, 2016, 2017 and 2018, amounted to $19,190, $19,073 and $19,989, respectively, and are separately reflected as Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $2,846 for the year ended December 31, 2018 ($3,093 for the year ended December 31, 2017 and $3,512 for the year ended December 31, 2016), representing a fee of 0.75% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statement of income, (ii) $2,500, which is included in General and administrative expenses—related parties in the accompanying consolidated statement of income for the year ended December 31, 2018 ($2,500 for each of the years ended December 31, 2017 and 2016) and (iii) $3,755 representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the year ended December 31, 2018 ($3,866 for the year ended December 31, 2017 and $4,951 for the year ended December 31, 2016). Furthermore, in accordance with the management agreement with V.Ships Greece and third party managers, V.Ships Greece and the third party managers, have been provided with the amount of $1,575 and $1,875 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2017 and 2018 consolidated balance sheets, respectively.

During the years ended December 31, 2016, 2017 and 2018, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $2,996, $ 5,047 and $6,428, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2017 and 2018, amounted to $5,273 and $4,681, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2017 and 2018, amounted to $203 and $196, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of December 31, 2018, Shanghai Costamare provided such services to 15 (14 as of December 31, 2017) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2017 and 2018.

(c) Blue Net Chartering GmbH & Co. KG (“Blue Net”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

(indirectly) by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement, each vessel-owning subsidiary paid a fee of €13,074 for the year ending December 31, 2018 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that the fee was €1,644 in respect of vessels chartered on January 1, 2018 for the duration of their current charter. On December 12, 2018, Costamare Shipping and Blue Net retroactively amended the charter brokerage services agreement to reduce the fees for each vessel-owning subsidiary to €10,364 for the year ending December 31, 2018 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement) provided that the fee shall be €1,139 in respect of vessels which are chartered on January 1, 2018 for the duration of their current charter. During the year ended December 31, 2018, Costamare Shipping charged the ship-owning companies $355, pursuant to its agreement with Blue Net, which is included in Voyage expenses—related parties in the 2018 consolidated statement of income.

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

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2018, the Company recorded $779 in relation to their fair value unwinding ($715 and $659 for the years ended December 31, 2017 and 2016, respectively), which is included in “Interest income” in the consolidated statements of income. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2018, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of December 31, 2018, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment. As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has proceeded within 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of December 31, 2018, the Company has qualitatively assessed for impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded.

5. Inventories:

Inventories of $9,662 and $11,020 in the accompanying balance sheets at December 31, 2017 and 2018, respectively, relate to bunkers, lubricants and spare parts.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	$2,688,887	$(1,000,602)	$1,688,285

Depreciation	—	(83,178)	(83,178)
Vessel acquisitions and other vessels’ costs	64,231	—	64,231
Disposals, transfers and other movements	(157,350)	67,521	(89,829)

Balance, December 31, 2017	$2,595,768	$(1,016,259)	$1,579,509

Depreciation	—	(82,434)	(82,434)
Vessel acquisitions, advances and other vessels’ costs	723,544	—	723,544
Disposals, transfers and other movements	(20,001)	6,168	(13,833)

Balance, December 31, 2018	$3,299,311	$(1,092,525)	$2,206,786

During the year ended December 31, 2018, the Company acquired six secondhand containerships, Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka, with an aggregate capacity of 28,602 TEU.

On November 12, 2018, the Company purchased from York (Notes 8 and 9) its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus, with an aggregate capacity of 72,120 TEU, thus becoming sole shareholder as of the same date (Note 9). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition, amounting to $1,439 in the aggregate, current and non-current portion (Note 12). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In May 2018, the Company ordered from a shipyard five newbuild vessels, each of approximately 12,690 TEU capacity. The five newbuild vessels are expected to be delivered between the second quarter of 2020 and the second quarter of 2021, and upon delivery, they will commence a ten-year time charter with their charterers. In August 2018, the Company entered into financing agreements with a financial institution for the five newbuild containerships (Note 10).

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

During the year ended December 31, 2017, the Company sold for demolition the container vessels Marina, Mandraki and Mykonos at an aggregate price of $23,246, delivered to its demolition buyers the container vessel Romanos (ex. MSC Romanos) at a price of $6,585 and recognized a net loss of $4,856 in aggregate, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2017 consolidated statement of income. On December 29, 2017, the Company decided to make arrangements to sell the vessel Itea. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Itea as “held for sale” were met. As at December 31, 2017, the amount of $7,315, separately reflected in Vessel held for sale in the consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $2,379, was recorded in the year ended December 31, 2017.

During the year ended December 31, 2018, the Company sold for demolition the vessels Itea and MSC Koroni and recognized an aggregate loss of $3,071, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2018 consolidated statement of income. On December 28, 2018, the Company decided to make arrangements to sell the vessel MSC Pylos. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel MSC Pylos as “held for sale” were met. As of December 31, 2018, the amount of $4,838, separately reflected in Vessel held for sale in the 2018 consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $101, was recorded in the year ended December 31, 2018, and is separately reflected as Loss on vessel held for sale in the 2018 consolidated statement of income.

Forty-eight of the Company’s vessels, with a total carrying value of $1,574,546 as of December 31, 2018, including the vessel held for sale discussed above, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the seven vessels under the sale and leaseback transaction described in Note 11, the five newbuild vessels discussed above, the five vessels acquired under the Share Purchase Agreement (Note 8) with York and two unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

Dry-docking and Special Survey Costs
Balance, January 1, 2017	$20,367
Additions	5,582
Amortization	(7,627)
Write-off and other movements (Note 6)	(2,875)
Transfer to vessel held for sale	(18)

Balance, December 31, 2017	$15,429

Additions	18,568
Amortization	(7,290)
Transfer to vessel held for sale	(457)

Balance, December 31, 2018	$26,250

During the years ended December 31, 2016, 2017 and 2018, 6, 7 and 17 vessels, respectively, underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

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

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 and was further amended on June 12, 2018 (the “Restated Framework Deed”). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

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

As at December 31, 2018, the Company holds a range of 25% to 49% of the capital stock of thirteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % December 31, 2018	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	—	49%	July 8, 2013
Horton Maritime Co.	—	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the year ended December 31, 2017, Costamare Ventures contributed $1,428 in aggregate to the equity of Steadman Maritime Co., Horton Maritime Co. and Marchant Maritime Co. During the year ended December 31, 2018, Costamare Ventures contributed $1,524 in aggregate to the equity of Steadman Maritime Co. and Horton Maritime Co. and received $1,107 in aggregate, in the form of a special dividend. During the year ended December 31, 2018, Horton Maritime Co. and Marchant Maritime Co. sold for demolition their vessels Petalidi and Padma, respectively.

During the year ended December 31, 2017, Costamare Ventures contributed $3,449, in the aggregate, to the equity of Kemp Maritime Co. and Hyde Maritime Co. During the year ended December 31, 2018, Costamare Ventures received $735 in aggregate, in the form of a special dividend.

During the year ended December 31, 2017, Costamare Ventures contributed $498, in the aggregate, to the equity of Ainsley Maritime Co. and Ambrose Maritime Co. and received $1,250 in aggregate, in the form of a special dividend. During the year ended December 31, 2018, Costamare Ventures received $1,000 in aggregate, in the form of a special dividend.

During the year ended December 31, 2017, the Costamare Ventures received $2,980, in aggregate, from Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., in the form of special dividend. During the year ended December 31, 2018, Costamare Ventures received $8,000 in aggregate, in the form of a special dividend.

In April 2017, Skerrett Maritime Co., signed a loan agreement with a bank for an amount up to $44,000, to partly finance the construction cost of Cape Artemisio which was delivered from the shipyard in May 2017. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)). During the year ended December 31, 2017, Costamare Ventures contributed $798, in the aggregate, to the equity of Geyer Maritime Co. and $1,964 to the equity of Skerrett Maritime Co. During the year ended December 31, 2018, Costamare Ventures received from Goodway Maritime Co. $735 in aggregate, in the form of a special dividend.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

During the year ended December 31, 2017, Costamare Ventures contributed $1,753, in the aggregate, to the equity of Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2018, the Company contributed, in the aggregate, the amount of $4,875 to Platt Maritime Co. and Sykes Maritime Co relating to the delivery installments of Polar Argentina and Polar Brasil.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Restated Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare may elect at any time within six months of February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock (Note 21(d)). As at December 31, 2018, the provisions of this agreement did not have any dilution effect on the Company’s earnings per share. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”, thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

For the years ended December 31, 2016, 2017 and 2018, the Company recorded net losses of $78 and net gains of $3,381 and $12,051, respectively, on equity method investments, which are separately reflected as Equity gain / (loss) on investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2017	December 31, 2018
Non-current assets	$1,069,449	$552,110
Current assets	62,170	40,230

Total assets	$1,131,619	$592,340

Current liabilities	$55,455	$23,339

	For the years ended December 31,
	2017	2018
Voyage revenue	123,228	148,614

Net income	$9,495	$29,628

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

Borrower(s)			December 31, 2017	December 31, 2018
A.	Credit Facility		$299,837	$—

B.	Term Loans:
	1.	Mas Shipping Co.	13,125	9,125
	2.	Montes Shipping Co. and Kelsen Shipping Co.	42,000	32,000
	3.	Costamare Inc.	25,725	—
	4.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	162,983	147,702
	5.	Raymond Shipping Co. and Terance Shipping Co.	105,050	94,135
	6.	Costamare Inc.	37,697	—
	7.	Uriza Shipping S.A.	32,500	28,167
	8.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	93,000	77,875
	9.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	24,480	21,280
	10.	Nerida Shipping Co.	17,175	15,375
	11.	Costamare Inc.	—	198,986
	12.	Singleton Shipping Co. and Tatum Shipping Co.	—	47,200
	13.	Reddick Shipping Co. and Verandi Shipping Co.	—	25,000
	14.	Costamare. Inc.	—	55,000

		Total Term Loans	$553,735	$751,845

C.	Other financing arrangements		—	564,709

		Total long-term debt	$853,572	$1,316,554

		Less: Deferred financing costs	(2,592)	(8,148)

		Total long-term debt, net	850,980	1,308,406

		Less: Long-term debt current portion	(207,516)	(151,546)
		Add: Deferred financing costs, current portion	1,198	2,384

		Total long-term debt, non-current, net	$644,662	$1,159,244

A. Credit Facility:

In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bore interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin.

On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021 and mortgaged four additional vessels in favor of the lending banks. Following the sale of Mandraki and Mykonos, the Company prepaid the amounts of $9,388 and $9,326 on August 16, 2017 and September 14, 2017, respectively.

The Facility and certain of the term loans described under Note 10.B below include, among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceeds the Total Liabilities to exceed $500,000. The Company’s other term loans described under Note 10.B below also contain financial covenants requiring the ratio of net funded debt to Market Value Adjusted Total Assets not to exceed 80% on a charter inclusive valuation

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

basis as well as financial covenants that are either equal to or less stringent than the aforementioned financial covenants.

During the year ended December 31, 2018, the Company partially refinanced the outstanding loan amount of $299,837 under the original 2008 Credit Facility with a new loan facility (Note 10.B.11) and fully prepaid the remaining outstanding loan amount.

B. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. On February 16, 2018, Mas Shipping Co. entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan until February 2019. As of December 31, 2018, the outstanding balance of the loan of $9,125 is repayable in a final installment of $1,000 in February 2019, and a balloon payment of $8,125 payable together with the last installment.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As of December 31, 2018, the outstanding balance of the loan of $32,000 is repayable in 4 consecutive semi-annual installments of $5,000 each from June 2019 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. Up to May 25, 2012, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. Tranches A, D and E of the loan have been fully repaid in prior years. During the year ended December 31, 2018, the Company fully refinanced the then outstanding loan amount of $19,425 of Tranche B and C with a new loan facility (Note 10.B.14) and fully prepaid the loan.

4. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As of December 31, 2018, the aggregate outstanding balance of tranches (a) and (b) of $96,770 relating to the Valor and the Valiant is each repayable in 6 equal quarterly installments for each tranche of $1,273.4 from January 2019 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As of December 31, 2018, the outstanding balance of the tranche (c) of $50,932 relating to the Vantage is repayable in 8 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from February 2019 to November 2020.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

5. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As of December 31, 2018, the outstanding balance of the tranche (a) of $46,385 relating to the Value is repayable in 6 equal quarterly installments of $1,364.3 from March 2019 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As of December 31, 2018, the outstanding balance of tranche (b) of the loan of $47,750 relating to the Valence is repayable in 7 equal quarterly installments of $1,364.3 from February 2019 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

6. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of the container vessel Karmen, in February 2017 the amount of $4,918 due to the sale of the container vessel Marina and in October 2018 the amount of $4,586 due to the sale of the container vessel MSC Koroni. During the year ended December 31, 2018, the Company fully refinanced the outstanding loan amount of $24,966 with a loan facility (Note 10.B.14) and fully repaid the loan.

7. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of December 31, 2018, the outstanding balance of $28,167 is repayable in 10 equal quarterly installments of $1,083.3, from February 2019 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

8. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. As of December 31, 2018, the outstanding balance of $77,875 is repayable in 11 equal quarterly installments of $3,125, from February 2019 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

9. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of December 31, 2018, the outstanding balance of $21,280 is repayable in 12 equal quarterly installments of $800, from March 2019 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

10. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon (Note 6). On August 3, 2017 the Company drew the amount of $17,625. As of December 31, 2018, the outstanding balance of $15,375 is repayable in 15 equal quarterly installments of $450, from February 2019 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

11. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance the Credit Facility discussed in Note 10.A above. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea. As of December 31, 2018, the outstanding balance of $198,986 is repayable in 10 variable quarterly installments, from March 2019 to June 2021 and a balloon payment of $86,353 payable together with the last installment.

12. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to Megalopolis and Marathopolis (Note 6). The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of December 31, 2018, the outstanding balance of tranche (a) $23,600 is repayable in 27 equal quarterly installments of $400, from January 2019 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of December 31, 2018, the outstanding balance of tranche (b) $23,600 is repayable in 27 equal quarterly installments of $400, from February 2019 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

13. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to Maersk Kleven and Maersk Kotka (Note 6). The facility has been drawn down in two tranches on October 30, 2018. As of December 31, 2018, the outstanding balance of each tranche (a) and (b) of $12,500 is repayable in 10 equal quarterly installments of $610 each, from January 2019 to April 2021 and a balloon payment of $6,400 each payable together with the last installment.

14. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance the term loan discussed in Note 10.B.6 above and fully repay the loan discussed in Note 10.B.3. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (revolving part of the loan) of $27,000 was drawn down on December 11, 2018. As of December 31, 2018, the outstanding balance of Tranche A of $28,000 is repayable in 20 variable quarterly installments, from February 2019 to November 2023. As of December 31, 2018, the outstanding balance of Tranche B of $ 27,000 is payable in November 2023.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 130% and restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

C. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements (Note 2). As a result of this transaction, an amount of $29,954 (out of the total financial arrangement of approximately $0.4 billion) was recognized as a financial liability as of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

December 31, 2018. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2018 amounted to $483, in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2018 consolidated balance sheet. The total financial liability under these financing agreements will be repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements.

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into the Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. As at December 31, 2018, the aggregate outstanding amount of the five financing arrangements and the obligation under the Share Purchase Agreement with York described above, was $534,755 and is repayable in various installments from January 2019 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the period from November 12, 2018 to December 31, 2018, the interest expense incurred amounted to $4,429, in aggregate, and is included in Interest and finance costs in the accompanying 2018 consolidated statement of income.

The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2018, are in the aggregate as follows:

Year ending December 31,	Amount
2019	$151,546
2020	397,513
2021	252,923
2022	49,850
2023	65,185
2024 and thereafter	399,537

Total	$1,316,554

The interest rate of Costamare’s long-term debt as at December 31, 2016, 2017 and 2018, was in the range of 1.98%-6.04%, 2.30%-5.98% and 3.66%-6.42%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2016, 2017 and 2018, was 4.7%, 4.9% and 5.3%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the years ended December 31, 2016, 2017 and 2018, amounted to $50,914, $45,222 and $40,412, respectively. Of the above amounts, $50,914, $45,222 and $40,412 are included in Interest and finance costs in the accompanying consolidated statements of income for the years ended December 31, 2016, 2017 and 2018, respectively, whereas in 2018 an amount of $808 is capitalized and included in (a) Vessels and Advances, net ($797) and (b) the statement of comprehensive income ($11), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the consolidated balance sheet as of December 31, 2018.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

D. Financing Costs

The amounts of financing costs included in the loan balances and capital lease obligations (Note 11) are as follows:

Financing costs
Balance, January 1, 2017	$7,300

Additions	1,733
Amortization and write-off	(2,236)

Balance, December 31, 2017	$6,797

Additions	7,584
Amortization and write-off	(2,907)

Balance, December 31, 2018	$11,474

Less: Current portion of financing costs	(3,200)

Financing costs, non-current portion	$8,274

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

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

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel.

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

The total value of the vessels, at the inception of the capital lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2016, 2017 and 2018, amounted to $9,942, $13,207 and $13,764, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2017 and 2018, accumulated depreciation amounted to $36,899 and $50,663, respectively, and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2017 and 2018, the net book value of the vessels amounted to $415,665 and $401,901, respectively, and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

The balance of prepaid lease rentals, as of December 31, 2017 and 2018, is as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

	December 31, 2017	December 31, 2018
Prepaid lease rentals	$60,422	$51,670
Less: Amortization of prepaid lease rentals	(8,752)	(8,751)

Prepaid lease rentals	$51,670	$42,919
Less: current portion	(8,752)	(8,752)

Non-current portion	$42,918	$34,167

The capital lease obligations amounting to $342,658 as at December 31, 2018 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the years ended December 31, 2016, 2017 and 2018, amounted to $19,203, $22,096 and $21,402, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Capital lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the capital leases after December 31, 2018, are in the aggregate as follows:

Year ending December 31,	Amount
2019	49,798
2020	49,895
2021	49,798
2022	49,798
2023	95,086
2024 and thereafter	108,455

Total	402,830

Less: Amount of interest (MSC Azov, MSC Ajaccio, MSC Amalfi, Leonidio and Kyparissia)	(60,172)

Total lease payments	342,658

Less: Financing costs, net	(3,326)

Total lease payments, net	339,332

The total capital lease obligations, net of related financing costs, are presented in the accompanying December 31, 2017 and 2018, consolidated balance sheet as follows:

	December 31, 2017	December 31, 2018
Capital lease obligation—current	$33,753	$35,115
Less: current portion of financing costs	(879)	(816)
Capital lease obligation—non-current	342,658	307,543
Less: non-current portion of financing costs	(3,326)	(2,510)

Total	$372,206	$339,332

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2017 and 2018, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2017, the net accrued charter revenue, totaling ($16,435), comprised of $185 separately reflected in Current assets and ($16,620) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2017 consolidated balance sheet. As at December 31, 2018, the net accrued charter revenue, totaling ($9,141) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2018 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2019	$(7,356)
2020	(1,193)
2021	—
2022	—
2023	(366)
2024	(226)

Total	$(9,141)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2017 and 2018, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) any deferred gain from the sale and leaseback transactions, net of amortization of ($323) and ($601), respectively, which is included in Amortization of prepaid lease rentals, net in the accompanying statements of income.

	December 31, 2017	December 31, 2018
Hires collected in advance	$5,589	$4,475
Deferred gain, net	4,158	3,557
Charter revenue resulting from varying charter rates	16,620	9,141

Total	$26,367	$17,173
Less current portion	(15,310)	(12,432)

Non-current portion	$11,057	$4,741

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 6). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition. As of December 31, 2018, the aggregate balance of time charter assumed (current and non-current) was $1,412, is separately reflected in the 2018 accompanying consolidated balance sheet and will be amortized over a period of 7.4 years. During the year ended December 31, 2018, the amortization

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

expense of Time charter assumed amounted to $27 and is included in Voyage revenue in the 2018 accompanying consolidated statement of income.

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2018, the Company has entered into time charter arrangements for all of its vessels in operation, including the five hulls under construction, with the exception of one vessel, with international liner operators. These arrangements as at December 31, 2018, have remaining terms of up to 148 months. After December 31, 2018, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2019	$371,424
2020	289,423
2021	228,814
2022	163,385
2023	156,457
2024 and thereafter	636,272

Total	$1,845,775

(b) Capital Commitments: Capital commitments of the Company as at December 31, 2018 were (i) $31,389 in the aggregate payable, through the Company’s equity, upon each vessel’s delivery from the shipyard in relation to the five vessels under construction discussed in Note 6, while approximately $0.4 billion is financed through a financial institution (Note 10.C) and (ii) $15,453 in relation to the construction of five scrubbers, which will be installed in five of our existing vessels by the end of 2019.

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at December 31, 2018, Costamare has guaranteed $77,001 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9), $77,175 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9) and $39,650 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

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
December 31, 2016, 2017 and 2018
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

During the year ended December 31, 2016, the Company issued 598,400 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). During the year ended December 31, 2017, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). During the year ended December 31, 2018, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2018.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2016, the Company issued 2,428,081 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $8.043837 per share. During the year ended December 31, 2017, the Company issued 3,682,704 shares at par value of $0.0001 to its common stockholders, at an average price of $6.194 per share. During the year ended December 31, 2018, the Company issued 3,659,845 shares at par value of $0.0001 to its common stockholders, at an average price of $6.307794 per share.

On May 31, 2017, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 13,500,000 shares at par value $0.0001 were issued at a public offering price of $7.10 per share, increasing the issued share capital to 105,840,848 shares. The net proceeds of the follow-on offering were $91,675.

As at December 31, 2018, the aggregate issued share capital was 112,464,230 common shares.

(b) Preferred Stock: On January 30, 2018, the Company completed a public offering of 4,600,000 shares of its Series E Preferred Stock, par value $0.0001, at a public offering price of $25.00 per share. The net proceeds of the follow-on offering were $111,224.

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

(d) Dividends declared and / or paid: During the year ended December 31, 2017, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $3,619 in cash and issued 1,014,550 shares pursuant to the Plan for the fourth quarter of 2016, (ii) $3,610 in cash and issued 751,817

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

shares pursuant to the Plan for the first quarter of 2017, (iii) $4,823 in cash and issued 894,989 shares pursuant to the Plan for the second quarter of 2017 and (iv) $4,641 in cash and issued 1,021,348 shares pursuant to the Plan for the third quarter of 2017. During the year ended December 31, 2018, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $4,583 in cash and issued 988,841 shares pursuant to the Plan for the fourth quarter of 2017 (ii) $4,833 in cash and issued 885,324 shares pursuant to the Plan for the first quarter of 2018, (iii) $4,854 in cash and issued 901,634 shares pursuant to the Plan for the second quarter of 2018 and (iv) $6,581 in cash and issued 884,046 shares pursuant to the Plan for the third quarter of 2018.

During the year ended December 31, 2017, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2016 to January 14, 2017, $953 or $0.476563 per share for the period from January 15, 2017 to April 14, 2017, $953 or $0.476563 per share for the period from April 15, 2017 to July 14, 2017 and $953 or $0.476563 per share for the period from July 15, 2017 to October 14, 2017. During the year ended December 31, 2018, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2017 to January 14, 2018, $953 or $0.476563 per share for the period from January 15, 2018 to April 14, 2018, $953 or $0.476563 per share for the period from April 15, 2018 to July 14, 2018 and $953 or $0.476563 per share for the period from July 15, 2018 to October 14, 2018.

During the year ended December 31, 2017, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2016 to January 14, 2017, $2,125 or $0.531250 per share for the period from January 15, 2017 to April 14, 2017, $2,125 or $0.531250 per share for the period from April 15, 2017 to July 14, 2017 and $2,125 or $0.531250 per share for the period from July 15, 2017 to October 14, 2017. During the year ended December 31, 2018, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2017 to January 14, 2018, $2,125 or $0.531250 per share for the period from January 15, 2018 to April 14, 2018, $2,125 or $0.531250 per share for the period from April 15, 2018 to July 14, 2018 and $2,125 or $0.531250 per share for the period from July 15, 2018 to October 14, 2018.

During the year ended December 31, 2017, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2016 to January 14, 2017, $2,188 or $0.546875 per share for the period from January 15, 2017 to April 14, 2017, 2,188 or $0.546875 per share for the period from April 15, 2017 to July 14, 2017 and 2,188 or $0.546875 per share for the period from July 15, 2017 to October 14, 2017. During the year ended December 31, 2018, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2017 to January 14, 2018, $2,188 or $0.546875 per share for the period from January 15, 2018 to April 14, 2018, $2,188 or $0.546875 per share for the period from April 15, 2018 to July 14, 2018 and $2,188 or $0.546875 per share for the period from July 15, 2018 to October 14, 2018.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series E Preferred Stock $2,126 or $0.462240 per share for the period from January 30, 2018 to April 14, 2018, $2,551 or $0.554688 per share for the period from April 15, 2018 to July 14, 2018 and $2,551 or $0.554688 per share for the period from July 15, 2018 to October 14, 2018.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the years ended December 31, 2016, 2017 and 2018, amounted to $21,063, $21,063 and $30,503, respectively.

	December 31,
	2016	2017	2018
	Basic EPS	Basic EPS	Basic EPS
Net income	$81,702	$72,876	$67,239
Less: paid and accrued earnings allocated to Preferred Stock	(21,063)	(21,063)	(30,503)

Net income available to common stockholders	60,639	51,813	36,736

Weighted average number of common shares, basic and diluted	77,243,252	100,527,907	110,395,134

Earnings per common share, basic and diluted	$0.79	$0.52	$0.33

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	Years ended December 31,
	2016	2017	2018
Interest expense	$49,880	$55,925	$61,415
Interest capitalized	—	—	(808)
Swap effect	20,237	11,393	74
Amortization and write-off of financing costs	2,613	2,236	2,907
Commitment fees	75	30	132
Bank charges and other financing costs	3	256	272

Total	$72,808	$69,840	$63,992

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

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

At December 31, 2017 and 2018, the Company had interest rate swap agreements with an outstanding notional amount of $656,096 and $310,785, respectively. The fair value of these interest rate swaps outstanding at December 31, 2017 and 2018 amounted to a net asset of $2,031 and $7,107, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between April 2020 and May 2023.

During the year ended December 31, 2018, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $1,234 in aggregate, which is separately reflected in Swap breakage costs in the accompanying 2018 consolidated statement of income.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $3,402.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2017 and 2018, the Company had interest rate swap agreements with an outstanding notional amount of $89,752 and $49,659, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2017 and 2018 was a liability of $980 and an asset of $134, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps is in August 2020.

(c) Foreign currency agreements: As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar forward agreements totaling $10,000 at an average forward rate of Euro/U.S. dollar 1.1514 expiring in monthly intervals up to May 2019.

As of December 31, 2017, the Company was engaged in two Euro/U.S. dollar forward agreements totaling $4,000 at an average forward rate of Euro/U.S. dollar 1.1682 expiring in monthly intervals up to February 2018.

The total change of forward contracts fair value for the year ended December 31, 2018, was a loss of $112 (gain of $197 for the year ended December 31, 2017 and loss of $437 for the year ended December 31, 2016) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

The Effect of Derivative Instruments for the years ended December 31, 2016, 2017 and 2018

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)			Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2016	2017	2018		2016	2017	2018
Interest rate swaps	8,828	1,999	5,382	Loss on derivative instruments, net	—	—	—
Reclassification to Interest and finance costs	20,237	11,393	74		—	—	—

Total	29,065	13,392	5,456		—	—	—

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2016	2017	2018
Non hedging interest rate swaps	Loss on derivative instruments, net	(3,554)	(1,113)	(436)
Ineffective portion of hedging interest rate swaps	Loss on derivative instruments, net	—	—	—
Forward contracts	Loss on derivative instruments, net	(437)	197	(112)

Total		(3,991)	(916)	(548)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $8,500, $2,212 and $386 for the years ended December 31, 2016, 2017 and 2018, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.C, the fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there are no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2017 and 2018, the fair value of these interest rate swaps in aggregate amounted to a net asset of $1,051 and $7,241, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2017 and 2018, amounted to an asset of $112 and nil, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	$112	$—	$112	$—
Interest rate swaps—asset position	5,754	—	5,754	—
Interest rate swaps—liability position	(4,703)	—	(4,703)	—

Total	$1,163	$—	$1,163	$—

	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps—asset position	$7,241	$—	$7,241	$—

Total	$7,241	$—	$7,241	$—

20. Comprehensive Income:

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
December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars, except share and per share data)

hedge accounting (gain of $11,393) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

During the year ended December 31, 2018, Other comprehensive income increased with net gains of $5,508 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $5,382), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $74), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($11) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

As at December 31, 2016, 2017 and 2018, Comprehensive income amounted to $111,927, $86,331 and $72,747, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $3,402.

21. Subsequent Events:

(a) Declaration and Payment of Dividends (common stock): On January 3, 2019, the Company declared a dividend for the quarter ended December 31, 2018, of $0.10 per share on its common stock, which was paid on February 7, 2019, to stockholders of record as of January 22, 2019.

(b) Declaration and Payment of Dividends (preferred stock Series B, Series C, Series D and Series E): On January 3, 2019, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on January 15, 2019 to holders of record as of January 14, 2019.

(c) Interest rate swap agreements: On February 1, 2019, the Company entered into two interest rate swap agreements with a bank, through its two wholly-owned subsidiaries Singleton Shipping Co. and Tatum Shipping Co. The interest rate swap agreement with Singleton Shipping Co., effective from February 4, 2019, has a notional amount of $23,200 amortizing on a quarterly basis, a fixed rate of 2.5540% per annum and a floating rate based on 3-month LIBOR, covering the period from February 2019 to February 2022. The interest rate swap agreement with Tatum Shipping Co., effective from April 23, 2019, has a notional amount of $22,800 amortizing on a quarterly basis, a fixed rate of 2.5270% per annum and a floating rate based on 3-month LIBOR, covering the period from April 2019 to April 2022.

(d) Registration statement effectiveness: On February 8, 2019, the registration statement on Form F-3/A filed with the SEC on December 19, 2018 (Note 9) was declared effective.