Form 20-F
period 2019-12-31
Costamare Inc.
filed 2020-02-26
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

7 rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)

Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco

Telephone: +377 93 25 09 40 Facsimile: +377 93 25 09 42
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMRE	New York Stock Exchange
Preferred stock purchase rights		New York Stock Exchange
Series B Preferred Stock, $0.0001 par value per share	CMRE.PRB	New York Stock Exchange
Series C Preferred Stock, $0.0001 par value per share	CMRE.PRC	New York Stock Exchange
Series D Preferred Stock, $0.0001 par value per share	CMRE.PRD	New York Stock Exchange
Series E Preferred Stock, $0.0001 par value per share	CMRE.PRE	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

119,132,696 shares of Common Stock
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

•

all data regarding our fleet and the terms of our charters is as of February 25, 2020; 10 of our 70 containerships have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

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

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

ii

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the effect of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions due to natural disasters or other disasters outside our control, such as the recent novel coronavirus outbreak;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	expectations relating to dividend payments and our ability to make such payments;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2019. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets at December 31, 2018 and 2019, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$490,378	$468,189	$412,433	$380,397	$478,109
Expenses:
Voyage expenses	2,831	1,887	2,649	5,847	5,291
Voyage expenses-related parties	3,673	3,512	3,093	3,201	5,282
Vessels’ operating expenses	117,193	105,783	103,799	110,571	116,101
General and administrative expenses	8,775	5,769	5,651	5,408	5,551
General and administrative expenses—non-cash component	8,623	8,951	3,866	3,755	3,879
Management fees—related parties	18,877	18,629	18,693	19,533	21,319
Amortization of dry-docking and special survey costs	7,425	7,920	7,627	7,290	8,948
Depreciation	101,645	100,943	96,448	96,261	113,462
Amortization of prepaid lease rentals	4,982	6,779	8,429	8,150	—
(Gain) / Loss on sale of vessels, net	(1,688)	4,440	4,856	3,071	19,589
Loss on vessel held for sale	—	37,161	2,379	101	2,495
Vessels impairment loss	—	—	17,959	—	3,042
Foreign exchange (gains) / losses, net	129	360	(31)	51	27

Operating income	$217,913	$166,055	$137,015	$117,158	$173,123
Other Income / (expenses):
Interest income	$1,373	$1,630	$2,643	$3,454	$3,349
Interest and finance costs	(79,631)	(72,808)	(69,840)	(63,992)	(89,007)
Swaps breakage cost	—	(9,701)	—	(1,234)	(16)
Equity gain / (loss) on investments	(529)	(78)	3,381	12,051	11,369
Other, net	427	595	593	350	784
Gain / (Loss) on derivative instruments, net	4,211	(3,991)	(916)	(548)	(603)
Total other expenses	$(74,149)	$(84,353)	$(64,139)	$(49,919)	$(74,124)

Net Income	$143,764	$81,702	$72,876	$67,239	$98,999

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Earnings allocated to Preferred Stock	$(17,903)	$(21,063)	$(21,063)	$(30,503)	$(31,269)

Net income available to Common Stockholders	$125,861	$60,639	$51,813	$36,736	$67,730

Earnings per common share, basic and diluted	$1.68	$0.79	$0.52	$0.33	$0.59
Weighted average number of shares, basic and diluted	75,027,474	77,243,252	100,527,907	110,395,134	115,747,452
OTHER FINANCIAL DATA
Net cash provided by operating activities	$243,689	$220,565	$191,754	$140,784	$250,391
Net cash used in investing activities	(42,010)	(28,396)	(43,437)	(112,645)	(8,858)
Net cash used in financing activities	(216,030)	(144,426)	(139,995)	(80,533)	(212,153)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(14,351)	47,743	8,322	(52,394)	29,380
Dividends and distributions paid	(102,287)	(75,003)	(37,758)	(49,143)	(58,655)
BALANCE SHEET DATA (at year end)
Total current assets	$145,056	$209,829	$226,635	$170,768	$197,244
Total assets	2,632,555	2,558,424	2,490,298	3,050,811	3,011,958
Total current liabilities	270,308	279,986	276,708	224,669	266,534
Total long-term debt, including current portion	1,323,091	1,058,327	853,572	1,316,554	1,426,162
Common stock	8	9	11	11	12
Total stockholders’ equity/net assets	963,510	1,074,424	1,218,539	1,357,124	1,410,728

	Average for the Year Ended December 31,
	2015	2016	2017	2018	2019
FLEET DATA
Number of vessels	54.9	53.6	52.7	55.8	60.3
TEU capacity.	320,140	316,419	315,263	333,989	403,930

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels and three year time charter rates of 6,800 TEU to 9,000 TEU vessels published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Platou brokers (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2019, the Containership Timecharter Rate Index stood at 62 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. Container trade grew by a compound annual growth rate of 4.7% per annum between 2010 and 2017, by 4.3% in 2018 and by 1.8% in 2019. In 2019, containership supply continued to exceed demand during the year as more large vessels were delivered and scrapping was limited to only 178,600 TEU, leading to capacity growth of 4.0%. In addition, according to Clarkson Research, as of December 2019, the containership order-book represented 11.0% of the existing fleet capacity, 67.0% of which was for vessels with carrying capacity in excess of 12,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

Freight rates have become more volatile since the downturn in 2009 and, despite some short-term improvements, freight rates have remained under pressure and as a result there is less demand for long term time charters. Liner companies, to which we seek to charter our containerships, have benefited from consolidation since 2014 either through mergers and acquisition or through the formation of mega alliances. However, liner companies face challenges due to the on-going delivery of very large containerships and weak trade growth on certain trade routes. In addition, the introduction from January 1, 2020 of a global sulphur cap on fuels is expected to increase their fuel costs and may lead to a two tier market, reducing the demand for vessels either not equipped with exhaust gas scrubbers or with high specific fuel consumption. The continuation of such low freight rates or any further declines in freight rates, coupled with a sudden increase in fuel costs, would negatively affect the profitability of liner companies and could lead to lower charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	supply and demand for products shipped in containers;

•	changes in global production of products transported by containerships;

•	global and regional economic, political and social conditions;

•	protectionism and market fragmentation;

•	environmental and other regulatory developments;

•	the distance container cargo products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	port and canal congestion; and

•	currency exchange rates.

The factors that influence the supply of containership capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuild vessel deliveries;

•	the availability of shipyard capacity;

•	the scrapping rate of older containerships;

•	the number of containerships that are out of service;

•	changes in environmental and other regulations;

•	the price of fuel; and

•	the economics of slow steaming.

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

An oversupply of containership capacity may reduce charter rates and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed with the order-book reverting to below average levels, but significantly skewed towards large vessels of over 12,000 TEU. According to Clarkson Research, as of December 2019, the containership order-book represented 11.0% of the existing fleet capacity, 67.0% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weakness in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand and increases in liner companies’ operating costs could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt, as in the case of Hanjin Shipping Co. Ltd., which was the seventh largest liner company at the time and declared bankruptcy in 2016.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected entry into service of new technologically advanced containerships may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

In 2014, one of our charterers, Zim Integrated Shipping Services (“ZIM”), concluded a comprehensive financial restructuring plan. Under the related agreement, the Company was granted charter extensions and issued equity securities and unsecured interest bearing notes. In 2016, we wrote down the carrying value of the ZIM equity by $4.0 million due to the weak performance of ZIM and the challenges that it faced. If the fair value of the ZIM equity and debt securities fall below their carrying values, we may be required to record a further impairment charge in our financial statements, which could adversely affect our results of operations. In addition, there can be no assurance that there will be no further concessions or modification to the charter arrangements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

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

Downside risks to the world economy, renewed terrorist activity, the emergence of a pandemic crisis, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies, increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Political events such as the continued global trade war between the U.S. and China, the substantial uncertainty surrounding the political and economic effects of the exit of the United Kingdom from the European Union, the economic impact of and global response to the emergence of a pandemic crisis such as the recent novel coronavirus outbreak, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. A slowdown in the global economy may cause a decrease in worldwide demand for goods shipped in containerized form.

In addition, we anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. If the recent pandemic crisis in China is not contained relatively soon, it could affect industrial production negatively. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our financial and operating performance may be adversely affected by the recent novel coronavirus outbreak.

Our business could be materially and adversely affected by the outbreak of the recent novel coronavirus. We have five vessels under construction and two vessels under repair in China and the completion of the construction and repair is likely to be delayed by an indeterminate length of time. We have received notice of a force majeure, as a result of the outbreak, from the shipyard constructing our vessels, three of which are currently scheduled to be delivered in the third quarter of 2020, as well as from the manufacturer of scrubber equipment that will be installed in two of our containerships. This could result in delayed deliveries of our vessels under construction and delayed installation of the scrubbers. Furthermore, if the pandemic persists, there may be an impact on the demand for our services, which will reduce the price and number of our time charters in 2020. We currently have nine vessels whose time charters expire in the first quarter of 2020 and, if the effect of the coronavirus is ongoing, we may be unable to charter these vessels at the rates or for the length of time we currently expect. It is also possible that the liner companies that charter our vessels will be materially affected by the coronavirus and therefore may default on their charters or seek to renegotiate.

In addition, China has introduced travel restrictions and adopted certain hygiene measures, including quarantining workers. This has affected workers in shipyards constructing and repairing our vessels as well as seafarers serving on our vessels, including a disruption in crew changes in Chinese ports. The employees of one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) are currently working from home. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations and demand for our vessels more generally.

Geopolitical risks may affect the ability of certain of our managers, which have offices in Greece, to operate efficiently.

The location of our managers’ offices in Greece exposes them to geopolitical risks facing Greece, including a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our two managers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet, including of the vessels in our fleet flying the Greek flag.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as those on the United States on September 11, 2001 or others more recently in cities around the globe, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The refugee crisis in the European Union, the continuing unrest in Syria and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa, confrontation with Iran, general political unrest in Ukraine and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea may negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 96%, 91% and 97% of our revenue in 2017, 2018 and 2019, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

An increase in trade protectionism and the unravelling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. On January 31, 2020, the United Kingdom withdrew from the European Union (an event commonly referred to as “Brexit”), opening a standstill transition period that is currently set to last until December 31, 2020. The ongoing negotiations surrounding Brexit have yet to provide clarity on what the outcome will be for the United Kingdom or Europe. Changes related to Brexit could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union, result in the imposition of impediments to trade and tariffs and cause significant disruption to world trade. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The current U.S. administration rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The current U.S. administration has withdrawn from certain trade agreements, such as the Trans-Pacific Partnership, in order to achieve these goals. In addition, the ongoing global trade war between the U.S. and China has resulted in both governments imposing punitive tariffs.

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

China exports considerably more finished products than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue is derived among others from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States, Europe and Latin America. The ongoing global trade war between the U.S. and China may have contributed to the economic slowdown witnessed in China. In recent months, China’s economic growth has continued to slow and any further reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China and the rest Asia Pacific region could cause a material adverse impact on our results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial amount of business in China, including through one of our managers, Shanghai Costamare, a Chinese corporation which, as of February 25, 2020, operated 19 vessels (including two vessels purchased under the Framework Deed with York) that were exclusively manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, we have charters with COSCO, a Chinese corporation, we are currently constructing five container vessels in Chinese shipyards and we have entered into sale and leaseback transactions in respect of 11 vessels (including two vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our operations and results and our ability to expand our fleet may be adversely affected by the Framework Deed or by a default by our partner under the Framework Deed.

The joint venture governed by the Framework Deed is the exclusive joint venture of the Company for the acquisition of new vessels during a commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

The operation of the Framework Deed may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the Framework Deed. For example, the Framework Deed requires that decisions regarding the Joint Venture vessel’s acquisition be made jointly by Costamare and York. If York fails to cooperate in the acquisition process, we may not be able to consummate the acquisition in a timely and cost-effective manner. In addition, our managers may face conflicts of interest in the course of managing both our wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels. Furthermore, in order to obtain financing at reasonable commercial terms, we have guaranteed the debt of certain joint venture entities. We have entered into share purchase agreements, allowing us to acquire for nominal consideration all the shares in the entities for whose benefit the guarantees have been issued that we do not already own if we are called to pay under the guarantees. However, it is not certain that this will cover in full any payment we are called to make under the guarantees. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

If York was to delay or default in meeting its commitments under the Framework Deed to provide equity or under any guarantee it provides to support a shipbuilding contract, a charter or a financing agreement, or if York fails to provide any supplemental funding that may be required under the Framework Deed or otherwise due to adverse economic conditions, our commercial relations with shipbuilders, charterers and financial institutions could be adversely affected. Under such circumstances, or if we are called to pay under the guarantees we have provided in favor of joint venture entities, we may be required to provide additional funding, we may have to unwind a Joint Venture investment at an unfavorable price or have to terminate the Framework Deed, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. In December 2019, it was reported that York plans to liquidate its nearly $2 billion Credit Opportunities fund, which is a co-investor in the Joint Venture vessels. We will continue to evaluate the impact this may have on our relationship with York in the future.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. As of February 25, 2020, we have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, as of January 1, 2020 the entry into force of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Since our vessels are employed on a time charter basis, the cost of fuel is born by our charterers, thus making our vessels which are not equipped with scrubbers less competitive compared to vessels that are equipped with scrubbers. Ships not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

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

As of February 25, 2020, our current fleet of 75 containerships, including the five vessels under construction and the 10 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.9 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet, Acquisitions and Vessels Under Construction”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of February 25, 2020, our current fleet of 75 containerships, including the five vessels under construction and the 10 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Containership values fluctuate substantially over time and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;

•	the costs of building new vessels;

•	whether the containership is equipped with scrubbers or not and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

The risk of realizing a loss on the sale of a containership is greater during periods when vessel values are low compared to their historical levels. In fiscal year 2019, we sold five of our vessels and realized a loss of $19.6 million. In the future, we may sell further vessels under similar unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. During the year ended December 31, 2019, we recorded a $3.0 million impairment loss on two of our vessels and a loss on vessels held for sale of $2.5 million. If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

While one of our principal strategies is to enter into long-term, fixed-rate time charters, the demand for long-term charters has fallen. As a result, we have entered into a number of short-term charters, several of which are expiring before the end of 2020. As of February 25, 2020, the current time charters for 34 of our 70 containerships in the water, including the 10 containerships purchased pursuant to the Framework Deed with York, will expire before the end of 2020. We have options to extend the charters for two of our vessels whose charters are scheduled to expire in 2020 for successive one year periods. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. There is currently limited demand for long-term time charters, while the supply of container vessels has increased due to newbuild deliveries of larger vessels and the cascading effect to smaller vessels, as well as the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may not be continuous, leaving the vessel idle for some days in between charters. If this trend continues, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 105% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with certain financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.

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

As of December 31, 2019, we had outstanding indebtedness of approximately $1.56 billion, including the obligations under our capital leases and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. In addition, we have guaranteed $239.9 million of indebtedness outstanding at Joint Venture entities. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2019, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $149.7 million. As of December 31, 2019, our obligations under capital leases and other financing arrangements which were under fixed interest rates amounted to $630.8 million. From time to time, we also enter into certain currency hedges. As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties. While we use interest rate swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2019, while at the same time a substantial portion of our vessels’ operating expenses is incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

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

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely. Furthermore, on January 1, 2020, the emissions standard under Annex VI to MARPOL for the reduction of sulphur oxides, announced in 2016 by the International Maritime Organization (“IMO”), was phased in. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of our vessels in the future, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. We currently plan to install scrubbers in 15 of our containerships, including the five vessels under construction. Ships not equipped with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubber that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2019, 33 of our containerships were EU-flagged and 37 were non-EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2019, 33 of our EU-flagged vessels met this weight specification. The European List presently includes six facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable containerships as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our containerships.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our containerships and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

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

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as amended and restated on January 17, 2020 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as amended on July 24, 2019 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, certain commercial, technical and administrative services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name

“COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement or the Services Agreement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

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

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement (the “Co-operation Agreement”) with V.Ships Greece Ltd. (“V.Ships Greece”), a member of V.Group, pursuant to which the two companies established a ship-management cell (the “Cell”) under V.Ships Greece to serve as sub-manager of certain of our vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping. Therefore, we will not be receiving any net profits by the Cell generated after April 1, 2019 and may not realize other anticipated benefits of the arrangement with V.Ships Greece, which include the efficient management of certain of our vessels. Also, Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

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

Costamare Shipping, Costamare Services and Shanghai Costamare which provide services to our vessels and/or to our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements, are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Costamare Shipping, is the manager of a vessel privately owned by our chairman and chief executive officer. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, also controls 50% of Blue Net which provides charter brokerage services to our vessels under the Brokerage Agreement. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at February 25, 2020 of approximately 22.7% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, is the owner of one container vessel (which is comparable to four of our vessels), holds a passive interest in certain companies that own five containerships comparable to 11 of our vessels (including two vessels acquired under the Framework Deed) and has agreed to participate in a company that will acquire one container vessel (which is comparable to ten of our vessels) and may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in certain companies that own two containerships comparable to six of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

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

For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. In addition, in May 2019, President Trump issued sanctions regarding the iron, steel, aluminum and copper sectors of Iran, including sanctions on significant transactions to sell, supply or transfer to Iran good or services related to those sectors.

From January 2011 through December 2019, vessels in our fleet made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.45% of our approximately 46,200 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. However, vessels in our fleet have made no port calls to Sudan after May 31, 2017 and do not currently plan or expect to make any further port calls to Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances. On December 5, 2016 and on May 31, 2017, we completed follow-on offerings for the sale of 12 million and 13.5 million shares of our common stock, respectively. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed (the “Share Purchase Agreement”). The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019.

During the year ended December 31, 2019, we have issued 3,187,051 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2019, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement and we issued 2,883,015 shares of common stock to York, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos).

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

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2019, we had outstanding indebtedness, including our lease obligations and other financing arrangements, of approximately $1.56 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.4 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family own as at February 25, 2020, directly or indirectly, approximately 58.4% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we have agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. For more information on the Company’s capital expenditures and divestitures, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 25, 2020, we had a fleet of 75 containerships with a total capacity of approximately 547,000 TEU, including five vessels under construction, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 70 vessels in the water, aggregating approximately 484,000 TEU and (ii) five vessels under construction aggregating approximately 64,000 TEU that are scheduled to be delivered to us between the third quarter of 2020 and the second quarter of 2021, based on the current shipyard schedule. As of February 25, 2020, 10 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have very low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.7%, 99.2% and 99.5% in 2017, 2018 and 2019, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of February 25, 2020, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 75 containerships, including the five vessels under construction and the 10 vessels acquired under the Framework Deed, was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 25, 2020, our fixed-term charters represented an aggregate of approximately $2.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $65.3 million)) and the exercise of the owner’s unilateral extension options. Five of our wholly-owned vessels have charters that include an option exercisable by either party to extend the term for a three-year period and a subsequent two-year period at the same charter rate, which represents $426.4 million of potential contracted revenue. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day.

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

Our Fleet, Acquisitions and Vessels Under Construction

Our Fleet

The table below provides additional information, as of February 25, 2020, about our fleet of 75 containerships, which includes the five vessels under construction on order and the 10 containerships acquired pursuant to the Framework Deed with York. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026

2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026

3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026

4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026

5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026

6	CAPE AKRITAS(i)	ZIM	2016	11,010	43,250	August 2020

7	CAPE TAINARO(i)	ZIM	2017	11,010	39,500	March 2020

8	CAPE KORTIA(i)	ZIM	2017	11,010	43,250	September 2020

9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020

10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	38,750 (net)	March 2023(3)

11	COSCO GUANGZHOU	COSCO	2006	9,469	28,900	April 2020

12	COSCO NINGBO	COSCO	2006	9,469	28,900	April 2020

13	COSCO YANTIAN	COSCO	2006	9,469	28,900	May 2020

14	COSCO BEIJING	COSCO	2006	9,469	28,900	May 2020

15	COSCO HELLAS	COSCO	2006	9,469	28,900	May 2020

16	MSC AZOV	MSC	2014	9,403	43,000	December 2026(4)

17	MSC AMALFI	MSC	2014	9,403	43,000	March 2027(4)

18	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(5)

19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(6)

20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(6)

21	VALOR	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(7)

22	VALUE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(7)

23	VALIANT	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	June 2023(7)

24	VALENCE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	July 2023(7)

25	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	September 2023(7)

26	NAVARINO	—	2010	8,531	—	Scheduled for Dry Dock

27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021

28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021

29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022

30	MAERSK KAWASAKI	Maersk	1997	7,403	24,750	June 2020(8)

31	KURE	COSCO	1996	7,403	21,500	April 2020

32	KOKURA	Maersk	1997	7,403	17,050	March 2020

33	MSC METHONI	MSC	2003	6,724	29,000	September 2021

34	YORK	—	2000	6,648	—	Scheduled for Dry Dock

35	MAERSK KOBE	Maersk	2000	6,648	17,000	April 2020

36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(9)

37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(9)

38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(9)

39	MAERSK KOLKATA	Maersk	2003	6,644	(*)	March 2022(9)

40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(10)

41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(10)

42	VENETIKO	Hapag Lloyd	2003	5,928	20,000	August 2020

43	ENSENADA(i)	ONE	2001	5,576	21,000	May 2020

44	ZIM NEW YORK	ZIM	2002	4,992	12,430	October 2020(11)

45	ZIM SHANGHAI	ZIM	2002	4,992	12,430	October 2020(11)

46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024

48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025

49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025

50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	January 2021

51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020

52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020

53	VULPECULA	—	2010	4,258	—	—

54	VOLANS	—	2010	4,258	—	—

55	JPO VIRGO	CMA CGM	2009	4,258	13,850	March 2020

56	VELA	Hapag Lloyd	2009	4,258	13,750	March 2020

57	ULSAN	Maersk	2002	4,132	12,000	June 2021

58	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024

59	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025

60	LAKONIA	Evergreen	2004	2,586	(*)	March 2020

61	ETOILE	—	2005	2,556	—	Scheduled for Dry Dock

62	AREOPOLIS	Evergreen/Yang Ming	2000	2,474	(*)/9,100	May 2020(12)

63	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021

64	MESSINI	Evergreen	1997	2,458	8,650	March 2020

65	ARKADIA(i)	Evergreen	2001	1,550	9,450	February 2020

66	PROSPER	Evergreen	1996	1,504	7,100	February 2020

67	MICHIGAN	MSC	2008	1,300	6,650	September 2020

68	TRADER	—	2008	1,300	—	—

69	ZAGORA	MSC	1995	1,162	6,500	May 2020

70	LUEBECK	MSC	2001	1,078	6,200	January 2021

Vessels Under Construction

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(13)

1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)	Charter terms and expiration dates are based on the earliest date charters could expire.

(3)	This charter rate will be earned by Cape Tainaro from May 11, 2020. Until then the daily charter rate will be $32,500 (net).

(4)

Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.

(5)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter the daily rate will be $35,300.

(6)

Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.

(7)

Upon redelivery of each vessel from Evergreen between April 2020 and January 2021, each vessel will commence a 3 year charter with Hapag Lloyd at a daily rate of $34,500. Until then the daily charter rate of each vessel will be $41,700.

(8)	This charter rate will be earned by Maersk Kawasaki from March 30, 2020. Until then the daily charter rate will be $17,050.

(9)

The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kolkata is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(10)

This charter rate will be earned by Maersk Kingston and Maersk Kalamata until February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates until expiry of the charter, the daily rate for each vessel will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions.

(11)

The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2019, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fifth optional year has been determined at $12,430 per day.

(12)	Upon Areopolis redelivery from Evergreen on about March 5, 2020, vessel will commence a charter with Yang Ming at a daily rate of $9,100. Until then vessel is employed by Evergreen.

(13)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

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

Joint Venture entities currently own 10 vessels, totaling approximately 72,000 TEU. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 25, 2020, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 75 containerships, including the five vessels under construction and the 10 vessels acquired pursuant to the Framework Deed, was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, CMA CGM S.A. (“CMA CGM”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 96%, 91% and 97% of our revenue in 2017, 2018 and 2019, respectively.

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

Costamare Shipping may subcontract certain of its obligations to other affiliated sub-managers, to V.Ships Greece or, subject to our consent, to another third party sub-manager or direct that such related or third party sub-manager enter into a direct ship-management contract with the relevant vessel-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or through Shanghai Costamare or together with V. Ships Greece or, following our consent, F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) or HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement and separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager.

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

In 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including three Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners (including Joint Venture vessels in our fleet) is split equally between V.Ships Greece and Costamare Shipping. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement. Costamare Shipping’s share of the Cell’s net profit was $350,000 and $455,500 for the years ended December 31, 2019 and December 31, 2018, respectively. We will not receive a share of such net profit in future periods. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell is operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager. In November 2015, Costamare Shipping entered into an agreement with Marcas Ltd. (“Marcas”), a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies. We believe that we will benefit from this agreement, which requires Costamare Shipping and Marcas to cooperate and combine their various strengths in order to achieve the best possible service and price combination with suppliers for us. Each vessel pays an annual membership fee to Marcas and any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessels or vessels acquired under the Framework Deed are credited to us or to the relevant Joint Venture entities against our or their respective vessels’ operating expenses.

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

As of February 25, 2020,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 28 of our containerships, including five Joint Venture vessels and five vessels under construction;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 19 of our containerships including two Joint Venture vessels;

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 19 of our containerships including three Joint Venture vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to five of our containerships; and

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to four of our containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Currently, we have consented to Costamare Shipping providing management services to one container vessel owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. As of February 25, 2020, Costamare Shipping manages containerships owned by our subsidiaries and entities formed under the Framework Deed. Shanghai Costamare is not contractually prohibited from providing management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group.

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

In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-

manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.

Costamare Shipping received in 2019 and 2018 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2019 and 2018, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2019 and 2018 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2019 and December 31, 2018, Costamare Shipping received in total an ad hoc fee from a third-party ship broker $396,798 and $496,057, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2019 and December 31, 2018, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.8 million and $6.4 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2019 and December 31, 2018, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2019, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 5 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2019. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements, the supervision agreements and the Services Agreement, liability of our affiliated managers and

Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of the affiliated managers or Costamare Services. Further, we are required to indemnify our affiliated managers and Costamare Services for liabilities incurred by the managers in performance of the Framework Agreement, separate ship-management agreements, supervision agreements and the Services Agreement, in each case except in instances of gross negligence or willful misconduct on the part of our affiliated managers or Costamare Services.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in the sector.

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

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. Costamare Shipping, Costamare Services and Shanghai Costamare employed approximately 140 people in total, all of whom were shore-based. As of December 31, 2019, approximately 1,700 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships

Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen and HanseContor use their manning agents for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects and actual or constructive total loss in accordance with the Nordic Marine Insurance Plan, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our containerships is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2020	2021	2022	2023	2024
Number of vessels	14	16	8	21	8

(1)	Excludes vessels which have been classified as assets held for sale.

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

Amendments to Annex VI that entered into force in July 2010, and were phased in on January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m in 2020, which is a significant reduction from the 3.5% m/m global limit previously in place. Effective from January 1, 2020, vessels must now either be equipped with exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. From March 1, 2020, vessels not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We are currently making arrangements for the installation of exhaust gas scrubbers in ten of our vessels in the water, while all five vessels under construction will be delivered to us with exhaust gas scrubbers. Our vessels that did not have exhaust gas scrubbers installed by January 1, 2020 are using low sulphur content fuel in compliance with applicable regulations.

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

IMO NOx Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW shall comply with the Tier III NOx standard.

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

All our existing containerships are compliant in all material respects with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

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

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. The IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force on September 8, 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the new standards pertaining to the treatment of the ballast water (D-2 Standard) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule is intended to ensure full global implementation by September 8, 2024. For existing vessels we proceed, as required, with the installation of treatment systems to comply with the D-2 standard at the time of the periodical dry-docking of the relevant vessels.

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

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act, “VIDA”, enacted December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our containerships that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

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

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The State of California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. The State of California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels currently affected by the State of California regulations have made the necessary modifications. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

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

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling which brings forward the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships, therefore contributing to its global entry into force (the “EU Recycling Regulation”). From December 31, 2018, seagoing vessels flying the flag of an EU Member State may be recycled only in ship recycling facilities within the EU or in third countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, need to have on board an inventory of hazardous materials, such as asbestos and ozone-depleting substances, specifying the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”). This regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. Since June 30, 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements.

Data collected is expected to be open to the public, as provided for by the regulations. Significant stakeholders have however questioned this prospect as it will expose trade techniques, or, other sensitive, significant business clues. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.

Marshall Islands Requirements

On January 1, 2019, the Economic Substance Regulations, 2018 (the “ESRs”) adopted by the Republic of the Marshall Islands came into force.

The ESRs apply to all Marshall Islands non-resident domestic entities and foreign maritime entities registered in the Marshall Islands that meet the definition of “relevant entity” and which derive income from a “relevant activity.” “Relevant Entity” is defined in the ESRs to include a non-resident domestic entity or foreign maritime entity formed under Marshall Islands law that is centrally managed and controlled outside the Marshall Islands and is a tax resident of a jurisdiction other than the Marshall Islands. “Relevant Activity” is limited under the ESRs to certain enumerated activities including “shipping business” and “holding company business” which the Company has determined may be applicable to it and its Marshall Islands subsidiaries and affiliates.

Under the ESRs, for each yearly reporting period, a relevant entity that derives income from a relevant activity must satisfy an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands, having regard to the level of relevant activity carried out in the Marshall Islands.

Beginning in mid-2020, all Marshall Islands non-resident domestic entities and foreign maritime entities will be required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the Registrar determines that a relevant entity has not met the economic substance test for the relevant reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.

The Company intends to comply will all relevant reporting requirements under the ESRs.

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

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulphur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must switch to fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the Inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China should report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulphur content not exceeding 0.5% m/m while at berth are expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not equipped with scrubbers will be required to burn fuel with a sulphur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth.

In Taiwan, ships not equipped with exhaust gas scrubbers must burn fuel with a sulphur content not exceeding 0.5% m/m when entering its international commercial port areas.

In connection with the introduction of the ban of high sulphur fuel for vessels not equipped with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of open loop type exhaust gas scrubbers and forcing vessels to use the more expensive Diesel Oil fuel when sailing in their waters.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 25, 2020, has 80 subsidiaries, 74 of which are incorporated in Liberia and six which are incorporated in the Republic of the Marshall Islands. Of our Liberian subsidiaries, 55 own vessels in the water and five own vessels under construction, with the remaining subsidiaries dormant. Of our Marshall Islands subsidiaries, five own vessels in the water and one holds all our participations in companies formed under the Framework Deed. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 25, 2020 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 25, 2020, we had a fleet of 75 containerships with a total capacity of approximately 547,000 TEU, including five vessels under construction on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 70 vessels in the water, aggregating approximately 484,000 TEU and (ii) five vessels under construction aggregating approximately 64,000 TEU that are scheduled to be delivered to us between the third quarter of 2020 and the second quarter of 2021, based on the current shipyard schedule. As of February 25, 2020, 10 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of February 25, 2020, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 75 containerships, including the five vessels under construction and the 10 vessels acquired pursuant to the Framework Deed, was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2019, our fixed-term charters represented an aggregate of $2.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership and the exercise of the owner’s unilateral extension options (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2019” in “Item 5. Operating and Financial Review and Prospects A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 25, 2020, our fixed-term charters represented an aggregate of approximately $2.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $65.3 million)) and the exercise of the owner’s unilateral extension options. Five of our wholly-owned vessels have charters that include an option exercisable by either party to extend the term for a three-year period and a subsequent two-year period at the same charter rate, which represents $426.4 million of potential contracted revenue. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2019. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes 10 vessels in the water. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

	2020	2021	2022	2023	2024	2025	2026 and thereafter

No. of Vessels whose Charters Expire(1)	30	5	7	5	2	2	15

TEU of Expiring Charters	152,168	31,834	47,347	44,135	9,914	9,914	181,433

Contracted Days	14,896	11,706	9,283	7,734	6,893	5,879	10,690

Available Days	7,862	11,385	14,077	15,626	16,531	17,481	111,954

Contracted/Total Days(2)	65.5%	50.7%	39.7%	33.1%	29.4%	25.2%	8.7%

Contracted /Total Days (TEU-adjusted)(3)	75.2%	63.5%	53.9%	46.5%	42.3%	39.4%	14.2%

(1)

Includes two vessels with no employment as at December 31, 2019, one secondhand vessel which was delivered in January 2020, the exercise of owners’s unilateral extension options for five of our vessels and five vessels under construction and excludes vessels purchased pursuant to the Framework Deed.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Neapolis and Zagora have been classified as vessels held for sale and therefore the available days are calculated up to December 31, 2019.

(3)	Contracted Days coverage adjusted by TEU capacity.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2019, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 96%, 91% and 97% of our revenue in 2017, 2018 and 2019, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 32 vessels over the past three years, including two Joint Venture vessels, and we plan to dry-dock 14 vessels in 2020 and 16 vessels in 2021 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2020 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

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

Costamare Shipping received in 2019 and 2018 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received and continues to receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2019 and 2018 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2019 and December 31, 2018, Costamare Shipping received in total an ad hoc fee from a third-party ship broker of $396,798 and $496,057, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2018 and December 31, 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $6.4 million and $3.8 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2019 and December 31, 2018, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2019, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 5 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers; provided that Shanghai Costamare or V.Ships Greece or, subject to our approval, any other sub-manager may be directed to enter into a direct management agreement with each Joint Venture entity. During the year ended December 31, 2019, Costamare Shipping charged in aggregate to Joint Venture vessels the amount of $3.8 million and to the vessel owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $0.1 million, in each case for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by our chairman and chief executive officer, Konstantinos Konstantakopoulos, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as retroactively amended on December 12, 2018 and January 2, 2020 with effect from January 1, 2018 and January 1, 2019, respectively, each vessel-owning subsidiary paid a fee of €10,364 for the year ended December 31, 2018 and €9,413 for the year ending December 31, 2019 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018 which remain chartered under the same charter party, the fee for the duration of such charter was €1,139 for the year ended December 31, 2018 and €1,281 for the year ending December 31, 2019. During the year ended December 31, 2018 and December 31, 2019, we paid $354,950 and $418,452, respectively, in total to Blue Net for charter brokerage services.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet, as of February 25, 2020, to a total of 75 vessels, including five vessels under construction and the 10 containerships acquired by Joint Venture entities in which we hold a minority equity interest.

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

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2017, 2018 and 2019 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.7%, 99.2% and 99.5%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

According to Clarkson Research, the end of 2005 saw the containership charter market register the highest reading in its history. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates started an upward trend and made further gains in early 2011 before decreasing sharply in the second half of 2011. Time charter rates and charter free vessel values remained at low levels through

2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuild vessels resulted in the deterioration of rates and values across all types of vessels to historically low figures until the beginning of 2017. As idle capacity peaked, increased scrapping during 2016 and 2017 reduced the supply of excess vessels and helped charter rates improve gradually to their best levels since 2011. In the second half of 2018, increased uncertainty due to the U.S.—China trade dispute, combined with some renewed supply growth, has pulled charter rates, especially for smaller tonnage, towards their historical low levels. Starting from relatively low levels, time charter rates especially for vessels over 4,000 TEU improved markedly during 2019 as the market started to adjust to the anticipated reduction of supply due to installation of scrubbers. According to Clarkson Research, supply was reduced by 1.5% on average across 2019 and is expected to be reduced by 1.9% across the full year of 2020. While charter rates and the level of demand for containerships are historically volatile and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships should lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2019. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2019*

	On and After January 1,
	2020	2021	2022	2023	2024 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$387,868	$345,677	$315,864	$273,539	$855,301	$2,178,249
Fleet Contracted Days(2)	14,896	11,706	9,283	7,734	23,462	67,081
Percentage of fleet contracted days/Total days(2)	65.5%	50.7%	39.7%	33.1%	13.8%	25.6%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters, and (c) the exercise of the owners’s unilateral options to extend the terms for five of those charters. The contracted revenues for the 11 vessels subject to the Sale and Leaseback transactions are included in the revenue calculations.

(2)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Neapolis and Zagora have been classified as vessels held for sale and therefore the available days are calculated up to December 31, 2019.

*

The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Deed and include revenues and contracted days of one secondhand vessel delivered in January 2020.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter, third and related parties that are unique to a particular charter. Under our time charter arrangements, charterers bear the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2018 and 2019, commissions charged represented 36% and 43% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2019, approximately 20% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. The total management fees paid by us to our managers during the years ended December 31, 2017, 2018 and 2019 amounted to $18.7 million, $19.5 million and $21.3 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale / Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2017, 2018 and 2019, we sold four, two and five vessels, respectively.

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

Equity in Net Earnings of Investments

Per the terms of the Framework Deed, we currently hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Deed please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Framework Deed”.

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

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018

During the years ended December 31, 2019 and 2018, we had an average of 60.3 and 55.8 vessels, respectively, in our fleet. In the year ended December 31, 2019, we accepted delivery of the secondhand containerships JPO Vulpecula, Volans and Vela with an aggregate TEU capacity of 12,774 and we sold the vessels Sierra II, Reunion, Namibia II, MSC Pylos and Piraeus with an aggregate TEU capacity of 13,082. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York Capital Management in each of the 14,000 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the years ended December 31, 2019 and 2018, our fleet ownership days totaled 22,002 and 20,359 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2018	2019
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$380.4	$478.1	$97.7	25.7%
Voyage expenses	(5.8)	(5.3)	(0.5)	(8.6%)
Voyage expenses—related parties	(3.2)	(5.3)	2.1	65.6%
Vessels’ operating expenses	(110.6)	(116.1)	5.5	5.0%
General and administrative expenses	(5.4)	(5.6)	0.2	3.7%
Management fees—related parties	(19.5)	(21.3)	1.8	9.2%
General and administrative expenses—non-cash component	(3.8)	(3.9)	0.1	2.6%
Amortization of dry-docking and special survey costs	(7.3)	(8.9)	1.6	21.9%
Depreciation	(96.3)	(113.5)	17.2	17.9%
Amortization of prepaid lease rentals, net	(8.2)	—	(8.2)	n.m.
Loss on sale / disposal of vessels	(3.1)	(19.6)	16.5	n.m.
Loss on vessels held for sale	(0.1)	(2.5)	2.4	n.m.
Vessels’ impairment loss	—	(3.0)	3.0	n.m.
Foreign exchange losses	(0.1)	—	(0.1)	n.m.
Interest income	3.5	3.3	(0.2)	(5.7%)
Interest and finance costs	(64.0)	(89.0)	25.0	39.1%
Swaps’ breakage costs	(1.2)	—	(1.2)	n.m.
Equity gain on investments	12.1	11.4	(0.7)	(5.8%)
Other	0.4	0.8	0.4	100.0%
Loss on derivative instruments	(0.6)	(0.6)	—	—

Net Income	$67.2	$99.0

Vessels’ operational data	Year ended December 31,		Change	Percentage Change
	2018	2019
Average number of vessels	55.8	60.3	4.5	8.1%
Ownership days	20,359	22,002	1,643	8.1%
Number of vessels under dry-docking	17	6	(11)

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2019 and December 31, 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2018	2019
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$380.4	$478.1	$97.9	25.7%
Accrued charter revenue(1)	(7.3)	3.9	11.2	n.m.
Amortization of Time-charter assumed	—	0.2	0.2	n.m.

Voyage revenue adjusted on a cash basis(2)	$373.1	$482.2	$109.1	29.2%

(1)

Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Voyage Revenue

Voyage revenue increased by 25.7%, or $97.7 million, to $478.1 million during the year ended December 31, 2019, from $380.4 million during the year ended December 31, 2018. The increase is mainly attributable to revenue earned by (i) ten vessels acquired during the year ended December 31, 2018 and two vessels acquired during the fourth quarter of 2019, (ii) decreased off-hire days for certain of our vessels during the year ended December 31, 2019 compared to the year ended December 31, 2018, and (iii) increased charter rates for certain of our vessels during the year ended December 31, 2019; partly offset by revenue not earned by two vessels sold during 2018 and five vessels sold during 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 29.2%, or $109.1 million, to $482.2 million during the year ended December 31, 2019, from $373.1 million during the year ended December 31, 2018. Accrued charter revenue for the year ended December 31, 2019 and 2018, was a positive amount of $3.9 million and a negative amount of $7.3 million, respectively.

Voyage Expenses

Voyage expenses were $5.3 million and $5.8 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the year ended December 31, 2019, include a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses—related parties

Voyage expenses—related parties were $5.3 million and $3.2 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses—related parties represent (i) fees of

1.25% (0.75% up to June 30, 2019) in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. and by Costamare Shipping Services Ltd. and (ii) charter brokerage fees payable to Blue Net.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $116.1 million and $110.6 million during the years ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses were $5,277 and $5,431 for the years ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $5.6 million and $5.4 million during the years ended December 31, 2019 and 2018, respectively, and both include $2.5 million which is part of the annual fee paid to Costamare Services.

Management Fees—related parties

Management fees paid to our managers were $21.3 million and $19.5 million during the years ended December 31, 2019 and 2018, respectively.

General and administrative expenses—non-cash component

General and administrative expenses—non-cash component for the year ended December 31, 2019 amounted to $3.9 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019. General and administrative expenses—non-cash component for the year ended December 31, 2018 amounted to $3.8 million, representing the value of the shares issued to a related manager on March 30, 2018, June 29, 2018, September 28, 2018 and December 31, 2018.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $8.9 million and $7.3 million during the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, six vessels underwent and completed their special survey. During the year ended December 31, 2018, 17 vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the years ended December 31, 2019 and 2018, was $113.5 million and $96.3 million, respectively. The increase was partly attributable to the increased average number of vessels during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net for the years ended December 31, 2019 and 2018 was nil and $8.2 million, respectively.

Loss on sale / disposal of vessels

During the year ended December 31, 2019, we recorded an aggregate loss of $19.6 million from the sale of the container vessels Piraeus, MSC Pylos, Reunion, Sierra II and Namibia II. MSC Pylos was classified as Asset held for sale as at December 31, 2018. During the year ended December 31, 2018, we recorded a loss of $2.2 million from the sale of the vessel MSC Koroni and $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017.

Loss on vessels held for sale

During the year ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million, representing the expected loss from the sale of two of our vessels during the next twelve-month period. During the year ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period.

Vessels’ impairment loss

During the year ended December 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate. During the year ended December 31, 2018, no impairment loss was recorded.

Interest Income

Interest income amounted to $3.3 million and $3.5 million for the years ended December 31, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $89.0 million and $64.0 million during the years ended December 31, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Swaps Breakage Cost

During the year ended December 31, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate. During the year ended December 31, 2018, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the year ended December 31, 2019, we recorded an equity gain on investments of $11.4 million, representing our share of the net gain in jointly-owned companies pursuant to the Framework Deed. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly-owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of December 31, 2019, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the year ended December 31, 2018, we recorded an equity gain on investments of $12.1 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our four interest rate derivative instruments which were outstanding as of December 31, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2019, the fair value of these four interest rate derivative instruments in aggregate amounted to a net asset of $0.4 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2019, a net loss of $5.8 million has been included in OCI and a net loss of $0.7 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2019.

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

	Year ended December 31,		Change	Percentage Change
	2017	2018
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Accrued charter revenue(1)	(11.2)	(7.3)	(3.9)	(34.8%)

Voyage revenue adjusted on a cash basis(2)	$401.2	$373.1	$(28.1)	(7.0%)

(1)

Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

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

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. As of February 25, 2020, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2019, we had total cash liquidity of $195.9 million, consisting of cash, cash equivalents and restricted cash.

As of February 25, 2020, we had four series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock, $100 million aggregate liquidation preference of the Series C Preferred Stock, $100 million aggregate liquidation preference of the Series D Preferred Stock and $115 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after May 13, 2020. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2019, we had an aggregate of $1.56 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. In addition,

we have guaranteed $239.9 million of indebtedness outstanding at Joint Venture entities. As of December 31, 2019, we had outstanding equity commitments of $54.6 million in the aggregate, consisting of payments (i) upon each vessel’s delivery from the shipyard in relation to the five vessels under construction, payable until the vessels’ delivery, expected between the third quarter of 2020 and the second quarter of 2021, while approximately $0.4 billion in total is financed through a financial institution, (ii) in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $18.0 million for five of them is financed and (iii) in relation to the balance amount payable for the acquisition cost of one secondhand vessel.

As of February 25, 2020, we had three unencumbered vessels in the water. Under the Framework Deed there were three secondhand vessels acquired which are free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series E Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020.

The dividends and distributions paid during the years ended December 31, 2015, 2016, 2017, 2018 and 2019 were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7,

2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020, we issued 961,656 shares, 775,947 shares, 798,908 shares, 650,540 shares and 649,928 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $69.3 million at December 31, 2019 and negative $53.9 million at December 31, 2018.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2017, 2018 and 2019

	Year ended December 31,
	2017	2018	2019
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$191.8	$140.8	$250.4
Net Cash Used in Investing Activities	(43.4)	(112.6)	(8.9)
Net Cash Used in Financing Activities.	(140.0)	(80.5)	(212.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2019 increased by $109.6 million to $250.4 million, compared to $140.8 million for the year ended December 31, 2018. The increase is mainly attributable to the increased cash from operations of $109.1 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $20.4 million and the decreased special survey costs of $12.3 million during the year ended December 31, 2019 compared to the year ended December 31, 2018, partly off-set by increased payments for interest (including swap payments) during the year of $19.3 million.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $8.9 million in the year ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three second hand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020, dividend distribution we received from 11 entities jointly-owned with York pursuant to the Framework Deed and proceeds we received from the sale of five vessels.

Net cash used in investing activities was $112.6 million in the year ended December 31, 2018, which mainly consisted of net payments relating to the acquisition of six secondhand vessels and five vessels under construction, net payments for the acquisition of the 60% equity interest in five companies previously jointly-owned with York pursuant to the Framework Deed, payments for capital injection into certain entities pursuant to the Framework Deed (net of dividend distributions we received) and proceeds we received from the sale of two vessels.

Net cash used in investing activities was $43.4 million in the year ended December 31, 2017, which consisted of payments for the acquisition of four secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly offset by proceeds we received from the sale of four vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $212.2 million in the year ended December 31, 2019, which mainly consisted of (a) $149.6 million of net payments relating to our debt financing agreements (including the prepayments following the sale of five container vessels during the year ended December 31, 2019), (b) $27.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018, the first quarter of 2019, the second quarter of 2019 and the third quarter of 2019 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019, January 15, 2019 to April 14, 2019, April 15, 2019 to July 14, 2019 and July 15, 2019 to October 14, 2019.

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

Credit Facilities, Capital Leases and Other Financing Arrangements

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities, capital leases and other financing arrangements in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities, capital leases and other financing arrangements are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc or the companies owning the financed vessels.

The following summarizes certain terms of our existing credit facilities, capital leases and other financing arrangements discussed below as at December 31, 2019:

Credit Facilities/Capital Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity		Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt

Alpha	22,000	LIBOR + Margin(2)	2020		Variable installments with balloon

Bank of America Merrill Lynch	23,833	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

Credit Agricole	65,375	LIBOR + Margin(2)	2021		Variable installments with balloon

Eurobank	18,080	LIBOR + Margin(2)	2021		Variable installments with balloon

HSBC-Nerida	13,575	LIBOR + Margin(2)	2022		Straight-line amortization with balloon

Tatum et al.	44,000	LIBOR + Margin(2)	2025		Straight-line amortization with balloon

Costamare Credit Facility	155,195	LIBOR + Margin(2)	2021		Variable amortization with balloon

Verandi et al.	20,120	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

November 2018 Facility	36,385	LIBOR + Margin(2)	2023		Variable amortization with balloon

Adele Shipping	66,500	LIBOR + Margin(2)	2026		Straight-line amortization with balloon

Cadence et al	128,400	LIBOR + Margin(2)	2027		Straight-line amortization with balloon

Quentin et al	91,239	LIBOR + Margin(2)	2025		Variable amortization with balloon

Raymond et al	147,110	LIBOR + Margin(2)	2025		Straight-line amortization with balloon

Capital Leases & Other Financing Arrangements

CCBFL Sale and Leaseback	102,120 (3)	LIBOR + Margin(2)	2023	(3)	Straight-line amortization with balloon

BoComm Sale and Leaseback	36,477	Fixed Rate	2024		Bareboat structure-fixed daily charter with balloon

Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)	98,421	Fixed Rate	2030-2031		Bareboat structure-fixed daily charter with balloon

Benedict et al Financing arrangements	495,929	Fixed Rate	2028		Variable amortization with balloon

(1)	The interest rates of long-term bank debt at December 31, 2019 ranged from 3.75% to 5.53%, and the weighted average interest rate as at December 31, 2019 was 4.2%.

(2)	The interest rate margin of long-term bank debt at December 31, 2019 ranged from 1.85% to 3.60%, and the weighted average interest rate margin as at December 31, 2019 was 2.2%.

(3)	Additional information related to upsizing of the principal amount and tenor extension is cited below in the detailed description of the agreement.

Alpha Loan

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million loan with Alpha Bank A.E., which we refer to in this section as the “Alpha Loan”. The lender assigned its obligations under the Alpha Loan to Alpha Shipping Finance Limited in 2014. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Kure.

The obligations under the Alpha Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Kure, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2019, there was $22.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in two semiannual installments until December 2020 of $5.0 million under both tranches and a balloon payment of $12.0 million payable together with the last installment.

BAML Loan

On May 6, 2016, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $39.0 million loan with Bank of America Merrill Lynch, which we refer to in this section as the “BAML Loan”. The purpose of the proceeds raised under this facility was for general corporate purposes. On September 21, 2016, we entered into a first supplemental agreement under which the bank agreed to the change of the flag of Navarino and the transfer of the technical management to Shanghai Costamare.

The obligations under the BAML Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel Navarino, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $23.8 million outstanding under the BAML Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in six quarterly installments of $1.1 million and a balloon payment of $17.3 million payable together with the last installment.

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

The obligations under the Credit Agricole Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the York, the Sealand Washington and the Cosco Beijing, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2019, there was $65.4 million outstanding under the Credit Agricole Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in seven quarterly installments of $3.1 million and a balloon payment of $43.5 million payable together with the last installment.

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

The obligations under the Eurobank Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Cosco Guangzhou and Messini, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights. The obligations under the Eurobank Loan were also secured by a first priority mortgage over the Neapolis, until the vessel’s disposal in January 2020.

As of December 31, 2019, there was $18.1 million outstanding under the Eurobank Loan, and, as of the same date, there was no undrawn available credit. Following the disposal of Neapolis we prepaid $1.4 million. Giving effect to this prepayment the outstanding facility amount of $16.7 million was at the time repayable in eight quarterly installments of $0.7 million (with the first one payable in March 2020) and a balloon payment of $10.8 million payable together with the last installment.

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

As of December 31, 2019, there was $13.6 million outstanding under the HSBC Nerida Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 11 quarterly installments of $0.45 million and a balloon payment of $8.6 million payable together with the last installment.

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

As of December 31, 2019, there was $44.0 million outstanding under the Tatum et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in twenty-three quarterly installments of $0.8 million and a balloon payment of $25.6 million payable together with the last installment.

Costamare Credit Facility

On March 7, 2018, Costamare Inc., as borrower, entered into a three-year, $233.0 million credit facility, which we refer to in this section as the “Costamare Credit Facility”. The purpose of the

Costamare Credit Facility was to refinance the existing indebtedness secured by 20 vessels at that time in two tranches (Tranche A in the amount of $180.0 million and Tranche B in the amount of $53.0 million) of the Repaid Costamare Facility.

The obligations under the Costamare Credit Facility are guaranteed by the owners of the mortgaged vessels. The mortgaged vessels as of December 31, 2019, were the Cosco Yantian, Cosco Ningbo, Cosco Hellas, Maersk Kolkata, Maersk Kingston, Maersk Kalamata, Maersk Kobe, Sealand Illinois, Zim New York, Zim Shanghai, Singapore Express, Oakland Express, Halifax Express, Prosper, Zagora, Venetiko, Lakonia and Areopolis. Our obligations under this credit facility are secured by mortgages over the aforementioned 18 vessels owned by our subsidiaries, who are the guarantors, as well as general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

As of December 31, 2019, there was $155.2 million outstanding under the Costamare Credit Facility, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in six quarterly installments of $11.9 million and a balloon payment of $84.0 million payable together with the last installment.

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

As of December 31, 2019, there was $20.1 million outstanding under the Verandi et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in six quarterly installments of $1.2 million and a balloon payment of $12.8 million payable together with the last installment.

November 2018 Facility

On November 27, 2018, Costamare Inc., as borrower, entered into a five-year $55.0 million credit facility comprised of a $28.0 million term loan facility (Tranche A) and a $27.0 million revolving credit facility (Tranche B) with a bank, which we refer to in this section as the “November 2018 Loan Facility”.

We have used the November 2018 Facility to refinance in full the existing indebtedness of two loan facilities: (a) the Repaid UniCredit Facility, having a balance of $25.0 million at the time of refinancing and (b) the Repaid Orix Facility, having a balance of $19.4 million at the time of refinancing.

The obligations under the November 2018 Loan Facility were initially guaranteed by the owners of 9 mortgaged vessels. Following the sale of four vessels in 2019 and the prepayment of the required amounts under the terms of this facility, our obligations are secured by mortgages on the remaining five vessels (Trader, Sealand Michigan Luebeck, MSC Methoni and Ulsan), account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

As of December 31, 2019, there was $36.4 million outstanding under the November 2018 Loan Facility, and, as of the same date, there was $10.6 million undrawn available credit which can be utilized to finance the acquisition cost of new vessels to be mortgaged under this facility. The outstanding loan amount under both tranches is repayable in four quarterly installments of $2.0 million, 12 quarterly installments of $1.0 million and a balloon payment of $16.4 million payable together with the last installment.

Adele Shipping Loan

On June 24, 2019, our subsidiary Adele Shipping Co., as borrower, entered into a seven-year $68.0 million credit facility with a bank, which we refer to in this section as the “Adele Shipping Loan”.

We have used the proceeds from Adele Shipping Loan to refinance the Repaid CLC Sale and Leaseback capital lease, for the part related to the MSC Azov and for general corporate purposes. At the time of the refinancing the outstanding amount related to the MSC Azov under the Repaid CLC Sale and Leaseback capital lease amounted to $58.5 million.

The obligations under the Adele Shipping Facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the MSC Azov, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $66.5 million outstanding under the Adele Shipping Facility, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 27 quarterly installments of $1.5 million and a balloon payment of $26.0 million payable together with the last installment.

Cadence et al. Loan

On June 18, 2019, our subsidiaries Cadence Shipping Co. and Bastian Shipping Co., as joint and several borrowers, entered into an eight-year $136.0 million credit facility with a bank, which we refer to in this section as the “Cadence et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Cadence et al. Loan to refinance the Repaid CLC Sale and Leaseback capital lease, for the part related to the vessels MSC Amalfi and MSC Ajaccio and for general corporate purposes. At the time of the refinancing the outstanding amount related to the MSC Amalfi and the MSC Ajaccio, under the Repaid CLC Sale and Leaseback capital lease amounted to $119.6 million.

The obligations under the Cadence et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, MSC Amalfi and MSC Ajaccio, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $128.4 million outstanding under the Cadence et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 18 quarterly installments of $3.8 million, 12 quarterly installments of $2.6 million and a balloon payment of $28.8 million payable together with the last installment.

Quentin et al. Loan

On July 18, 2019, our subsidiaries Quentin Shipping Co. and Sander Shipping Co., as joint and several borrowers, entered into a six-year $94.0 million credit facility with a bank, which we refer to in this section as the “Quentin et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Quentin et al. Loan to refinance the DNB-Quentin et al Loan, for the part related to vessels Valor and Valiant. At the time of the refinancing the outstanding loan amounts related to Valor and Valiant under the DNB-Quentin et al. Loan amounted to $90.4 million.

The obligations under the Quentin et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, Valor and Valiant, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $91.2 million outstanding under the Quentin et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in three quarterly installments of $2.8 million, 20 quarterly installments of $2.0 million and a balloon payment of $42.7 million payable together with the last installment.

Raymond et al. Loan

On June 28, 2019, Costamare Inc., as borrower, entered into a six-year $150.0 million credit facility with a bank, which we refer to in this section as the “Raymond et al. Loan”. The loan was drawn in three equal tranches.

We have used the proceeds from the Raymond et al. Loan to refinance (i) the DNB-Quentin et al. Loan, for the part related to vessel Vantage and (ii) the DNB-Raymond et al. Loan in full (vessels Value and Valence) and for general corporate purposes. At the time of the refinancing the outstanding loan amounts related to vessels, Vantage, Value and Valence, under the aforementioned refinanced loans amounted to $137.1 million.

The obligations under the Raymond et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, Vantage, Value and Valence, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $147.1 million outstanding under the Raymond et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all three tranches is repayable in 23 quarterly installments of $2.9 million and a balloon payment of $80.6 million payable together with the last installment.

CCBFL Sale and Leaseback

On June 29, 2016, our subsidiaries, Jodie Shipping Co. and Kayley Shipping Co., entered into bareboat charter agreements with CCBFL (collectively, the “CCBFL Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven years. Our subsidiaries used the proceeds from the CCBFL Sale and Leaseback to refinance an existing facility and for general corporate purposes.

Under the terms of the CCBFL Sale and Leaseback, the MSC Athens and the MSC Athos containership vessels were sold for an amount of $76.0 and $75.8 million, respectively. Pursuant to the initial terms of the CCBFL Sale and Leaseback, Jodie Shipping Co. and Kayley Shipping Co. must each pay a variable daily charter rate on a quarterly basis for seven years (based on a straight-line amortization schedule) along with a final balloon payment of $28.0 and $27.9 million, respectively. Furthermore and pursuant to the initial terms, upon expiration of the CCBFL Sale and Leaseback in 2023, the vessels will be returned to the Company. On May 8, 2019, Jodie Shipping Co. and Kayley Shipping Co. signed a supplemental agreement, pursuant to which and upon the installation of scrubbers on board each of MSC Athens and MSC Athos within the first half of 2020, CCBFL will (i) advance an additional amount of $6.0 million for each vessel, (ii) extend the maturity of the CCBFL Sale and Leaseback until 2026 and (iii) amend the amortization schedule so that the final balloon payment for each vessel shall be $15.0 million. As of February 25, 2020, scrubbers have not been yet installed on any of the two vessels.

As of December 31, 2019, there was $102.1 million outstanding under the CCBFL Sale and Leaseback.

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

As of December 31, 2019, there was $36.5 million outstanding under the BoComm Sale and Leaseback.

Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)

On August 8, 2018, our subsidiaries, Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., entered into novation agreements with a financial institution, whereby they novated to the financial institution the shipbuilding contracts for the construction of five ships and entered into bareboat charter agreements with the financial institution, which we refer to in this section as the “Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)”, whereby our subsidiaries agreed to bareboat charter the vessels, currently under construction, upon delivery for a period of ten years. Our subsidiaries used the proceeds from the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback) for the construction of five vessels.

Under the terms of the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback), all five containership vessels currently under construction were sold and Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., must each pay a fixed daily charter rate on a monthly basis for ten years along with a final balloon payment of $40.4 million. Upon expiration of the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback) in 2030-2031, each of the vessels will be returned to the Company.

As of December 31, 2019, there was $98.4 million outstanding under the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback). As of the same date an amount of approximately $0.3 billion was undrawn.

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

Under the terms of the Benedict et al Financing arrangements, our subsidiaries must each pay various installments from January 2020 to October 2028 until the expiry of each bareboat charter agreement in 2028. Each of our subsidiaries shall pay simultaneously with the last payment a final installment of $32.0 million, at which time the vessels will be returned to the Company.

As of December 31, 2019, there was $496.0 million outstanding under the Benedict et al Financing arrangements.

Facilities Repaid in 2019

HSBC Mas Loan

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million loan with HSBC Bank, which we refer to in this section as the “HSBC Mas Loan”. The purpose of this loan was to finance part of the purchase price of a vessel, the Kokura (ex. Maersk Kokura). On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of the Kokura. On September 1, 2016, we entered into a second supplemental agreement under which the bank agreed to the change of the flag of the Maersk Kokura and the transfer of the technical management to V.Ships Greece.

The interest rate under the HSBC Mas Loan was LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by 20 consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million. On August 1, 2017, we entered into a third supplemental agreement pursuant to which the Borrower agreed to provide the lender with additional security in the form of a second mortgage on one of our vessels and on August 3, 2017, we prepaid $1.0 million. On February 16, 2018, we entered into a fourth supplemental agreement pursuant to which Mas Shipping repaid $1.0 million in February and the Lender agreed to extend the maturity of the loan until February 2019 payable in four equal quarterly installments of $1.0 million, plus a balloon payment payable together with the fourth installment in the amount of $8.13 million.

The obligations under the HSBC Mas Loan were guaranteed by Costamare Inc. and secured by a first priority mortgage over the vessel, Kokura, a second priority mortgage over the vessel Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The HSBC Mas Loan was repaid on February 4, 2019.

Repaid CLC Sale and Leaseback

In January, March and April 2014, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. entered into novation agreements with China Development Bank Financial Leasing Co., Ltd. (“CLC”), whereby they novated to CLC the shipbuilding contracts for the construction of the MSC Azov, the MSC Ajaccio and the MSC Amalfi, respectively, and entered into bareboat charter agreements (collectively, the “Repaid CLC Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 10 years. Our subsidiaries used a portion of the proceeds from the Repaid CLC Sale and Leaseback to prepay the balance of the loan which had been used to finance the predelivery installments of the respective vessels.

Under the terms of the Repaid CLC Sale and Leaseback, the vessels were each sold for an amount of $85.6 million and our subsidiaries each paid a fixed daily charter rate on a quarterly basis for 10 years and a final installment of $25.7 million at which time the vessels were returned to the Company.

The obligations under the Repaid CLC Sale and Leaseback were guaranteed by Costamare Inc. and were secured by charter assignments, account assignments and general assignments of earnings, insurances and requisition compensation.

The Repaid CLC Sale and Leaseback was repaid in the third quarter of 2019 from proceeds of the Adele Shipping Loan and the Cadence et al. Loan.

Repaid DnB—Quentin et al. Loan

On August 16, 2011, our subsidiaries, Quentin Shipping Co., Undine Shipping Co., and Sander Shipping Co., as borrowers, entered into a seven-year loan for up to $229.2 million, with DnB Bank ASA, ING Bank, ABN Amro Bank and Bank of America N.A., which we refer to in this section as the “Repaid DnB—Quentin et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Valor, the Valiant and the Vantage, and the loan was divided into three tranches, one for each vessel. On July 3, 2013, we entered into the first supplemental agreement with the lenders which amended the repayment schedule and added V.Ships Greece as an approved manager. On September 13, 2013, we entered into the second supplemental agreement with the lenders which further amended the repayment schedule (as reflected below).

The interest rate under the Repaid DnB - Quentin et al. loan was LIBOR plus an agreed margin. The loan provided that the borrowers repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.3 million per tranche each, commencing at the time of delivery of each vessel, and a final installment in the amount of $1.3 million, together with a balloon payment of $40.7 million per tranche.

The obligations under the Repaid DnB—Quentin et al. loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

The Repaid DNB-Quentin et al. Loan was repaid in the third quarter of 2019 from proceeds of the Quentin et al. Loan and the Raymond et al. Loan.

Repaid DnB—Raymond et al. Loan

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terance Shipping Co., as borrowers, entered into a seven-year loan for up to $152.8 million, with DnB Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank, Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “Repaid DnB—Raymond et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Value and the Valence, and the facility is divided into two tranches, one for each vessel.

The interest rate under the Repaid DnB—Raymond et al. Loan was LIBOR plus an agreed margin. The loan provided that the borrowers repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.4 million per tranche each, commencing at the time of delivery of the vessels, and a final installment in the amount of $1.4 million, together with a balloon payment of $38.2 million per tranche.

The obligations under the Repaid DnB—Raymond et al. Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

The Repaid DNB-Raymond et al. Loan was repaid in the third quarter of 2019 from proceeds of the Raymond et al. Loan.

Guarantees of Framework Deed Entity Indebtedness

Costamare Inc. has agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Skerrett Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own the vessels Cape Kortia, Cape Sounio, Cape Artemisio, Cape Akritas and Cape Tainaro, respectively. As at December 31, 2019, Costamare Inc. has guaranteed $67.0 million of debt relating to Ainsley Maritime Co., $36.1 million of debt relating to Ambrose Maritime Co., $36.8 million of debt relating to Skerrett Maritime Co., $35.1 million of debt relating to Kemp Maritime Co. and $65.0 million relating to Hyde Maritime Co. Furthermore, in January 2020 the debt relating to Ambrose Maritime Co. and Skerrett Maritime Co. has been refinanced and the new debt amounts for which Costamare Inc. offers its guarantee were $67.5 million and $65.0 million, respectively, on the date of the drawdowns. Moreover, in February 2020 the debt relating to Kemp Maritime Co. has been refinanced and the new debt amount for which Costamare Inc. offers its guarantee was $65.0 million, on the date of the drawdown. As security for providing the guarantee, in the event that Costamare Inc. is required to pay under any guarantee, Costamare Inc. is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration. Costamare Inc. owns 25% of the capital stock of Ainsley Maritime Co., 25% of the capital stock of Ambrose Maritime Co., 49% of the capital stock of Skerrett Maritime Co., 49% of the capital stock of Kemp Maritime Co. and 49% of the capital stock of Hyde Maritime Co.

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

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 105% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

The minimum value covenant must be determined at the expense of the borrower at any such time as the lenders may request.

Costamare Inc. is required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of

100 basis points would have decreased our net income and cash flows during the year ended December 31, 2019 by approximately $6.4 million based upon our debt level during 2019.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2019, approximately 20% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

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

Capital Expenditures

As of December 31, 2019, we had outstanding equity commitments of $54.6 million in the aggregate, consisting of payments (i) upon each vessel’s delivery from the shipyard in relation to the five vessels under construction, payable until the vessels’ delivery, expected between the third quarter of 2020 and the second quarter of 2021, while approximately $0.4 billion in total is financed through a financial institution, (ii) in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $18.0 million for five of them is financed and (iii) in relation to the balance amount payable for the acquisition cost of one secondhand vessel.

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

If the Company determines that an impairment indicator is present or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, after eliminating outliers, and without adjustment for any growth rate) over the remaining estimated life of the vessel assuming fleet utilization of 99.5% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 30 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.50%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond our control. Therefore, we consider the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. We define outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, we believe the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The economic and market conditions as at December 31, 2018 and 2019, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates improved in the first half of 2018, but subsequently fell towards the end of 2018 to approximately the same levels as in the beginning of the year. In 2019, time charter rates improved considerably, especially for vessels bigger than 6,000 TEU, approaching levels last achieved in 2011. A similar pattern occurred in the evolution of secondhand prices during 2019, whereas prices for vessels larger than 6,000 TEU and younger than 10 years old increased in line with time charter rates. In 2019, demand for containerships increased only by 1.7%, while the supply of containerships exceeded demand by 2.3%, a condition which, all other things being equal, is an indicator of possible impairment.

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2019 resulted in an impairment loss of $3.0 million in relation to two of our vessels. As of December 31, 2017 and 2018 our assessment concluded that $18.0 million and nil, respectively, of impairment loss should be recorded.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates, after eliminating outliers. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If, as at December 31, 2018 and 2019, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2018		December 31, 2019
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate.	2	$19.7	2	$16.3
3-year historical average rate.	6	$66.6	10	$82.7
1-year historical average rate.	11	$124.3	8	$59.1

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2019, and suggests that 27 of our 60 vessels in the water may have current market values below their carrying values (32 of our 62 vessels in the water as at December 31, 2018). However, we believe that, with respect to these 27 vessels, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2019 and 2018. In preparing the table below, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2020 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2019), the Company uses charter free third party valuations as at December 31, 2019. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2019 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2018 ($ US Million)(1)	Carrying Value December 31, 2019 ($ US Million)(1)

1	Triton	14,424	2016	November 2018	113.5	109.8

2	Titan	14,424	2016	November 2018	114.0	110.4

3	Talos	14,424	2016	November 2018	114.5	110.8

4	Taurus	14,424	2016	November 2018	114.3	110.7

5	Theseus	14,424	2016	November 2018	114.6	111.0

6	Cosco Hellas*,**	9,469	2006	July 2006	62.1	59.1

7	Cosco Guangzhou*,**	9,469	2006	February 2006	60.5	57.5

8	Cosco Beijing*,**	9,469	2006	June 2006	61.3	58.3

9	Cosco Yantian*,**	9,469	2006	April 2006	61.4	58.4

10	Cosco Ningbo*,**	9,469	2006	March 2006	60.9	57.9

11	MSC Azov	9,403	2014	January 2014	73.0	79.7

12	MSC Ajaccio	9,403	2014	March 2014	73.4	87.7

13	MSC Amalfi	9,403	2014	April 2014	73.7	80.7

14	MSC Athens	8,827	2013	March 2013	71.5	76.8

15	MSC Athos	8,827	2013	April 2013	70.7	76.1

16	Valor*	8,827	2013	June 2013	82.4	79.3

17	Value*	8,827	2013	June 2013	82.4	79.3

18	Valiant*	8,827	2013	August 2013	83.4	80.3

19	Valence	8,827	2013	September 2013	83.7	80.6

20	Vantage	8,827	2013	November 2013	83.7	80.6

21	Navarino*,**	8,531	2010	May 2010	90.6	86.7

22	Maersk Kleven	8,044	1996	September 2018	15.1	14.4

23	Maersk Kotka	8,044	1996	September 2018	14.8	14.1

24	Maersk Kowloon	7,471	2005	May 2017	14.4	13.9

25	Kure*,**	7,403	1996	December 2007	45.7	40.6

26	Kokura*,**	7,403	1997	February 2008	48.5	43.6

27	Maersk Kawasaki*,**	7,403	1997	December 2007	48.9	44.0

28	MSC Methoni*,**	6,724	2003	October 2011	45.3	42.4

29	Sealand Michigan*,**	6,648	2000	October 2000	28.8	26.9

30	Sealand Illinois*,**	6,648	2000	December 2000	28.9	27.0

31	York*,**	6,648	2000	May 2000	27.6	25.7

32	Sealand Washington*,**	6,648	2000	August 2000	28.2	26.4

33	Maersk Kobe*,**	6,648	2000	June 2000	27.8	26.0

34	Maersk Kalamata*,**	6,644	2003	June 2003	37.0	34.9

35	Maersk Kingston*,**	6,644	2003	April 2003	37.3	35.0

36	Maersk Kolkata*,**	6,644	2003	January 2003	36.4	34.2

37	Venetiko*,**	5,928	2003	January 2013	18.2	17.4

38	Zim Shanghai*,**	4,992	2002	October 2002	26.5	24.8

39	Zim New York*,**	4,992	2002	September 2002	26.3	24.7

40	Piraeus(2),(3),*	4,992	2004	May 2004	26.4	—

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2018 ($ US Million)(1)	Carrying Value December 31, 2019 ($ US Million)(1)

41	Leonidio	4,957	2014	May 2017	21.1	19.5

42	Kyparissia	4,957	2014	May 2017	21.1	19.5

43	Megalopolis	4,957	2013	July 2018	24.7	23.8

44	Marathopolis	4,957	2013	July 2018	24.8	23.9

45	Halifax Express*,**	4,890	2000	November 2000	23.2	21.5

46	Oakland Express*,**	4,890	2000	October 2000	22.9	21.2

47	Singapore Express*,**	4,890	2000	August 2000	22.5	20.9

48	Vulpecula	4,258	2010	December 2019	—	10.5

49	Volans	4,258	2010	December 2019	—	10.5

51	Vela	4,258	2009	December 2019	—	9.5

51	Ulsan*,**	4,132	2002	February 2012	22.3	20.9

52	Lakonia	2,586	2004	December 2014	7.6	7.9

53	Etoile	2,556	2005	November 2017	9.6	9.3

54	Areopolis	2,474	2000	May 2014	6.2	6.0

55	Messini*,**	2,458	1997	August 2012	5.8	5.5

56	Reunion (ex. MSC Reunion)(2)	2,024	1992	March 2011	3.6	—

57	Namibia II (ex. MSC Namibia II)(2)	2,023	1991	March 2011	3.6	—

58	Sierra II (ex. MSC Sierra II)(2)	2,023	1991	March 2011	3.6	—

59	MSC Pylos(2),(3)	2,020	1991	January 2011	—	—

60	Neapolis*,(4)	1,645	2000	April 2014	5.2	—

61	Prosper*,**	1,504	1996	March 2011	6.4	5.8

62	Michigan	1,300	2008	April 2018	9.1	7.2

63	Trader	1,300	2008	April 2018	9.1	7.2

64	Zagora(4)	1,162	1995	January 2011	2.6	—

65	Luebeck	1,078	2001	August 2012	4.3	4.1

				TOTAL	2,587.0	2,502.4

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2018 and 2019.

(2)	Vessels sold during 2019.

(3)	As of December 31, 2018, the vessel was classified as held for sale.

(4)	As of December 31, 2019, the vessel was classified as held for sale.

*

Indicates container vessels which we believe, as of December 31, 2018, may have fair values below their carrying values. As of December 31, 2018, we believe that the aggregate carrying value of these 32 vessels was $437.0 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2019, may have fair values below their carrying values. As of December 31, 2019, we believe that the aggregate carrying value of these 27 vessels was $399.9 million more than their market value.

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

D. Trend Information

In 2019, total seaborne container trade demand grew at around 1.7% as the synchronized global economic recovery started to lose momentum. During the year, the trade dispute between China and United States escalated, with both countries imposing tariffs in selective imported goods. As a result, global trade lost momentum and business confidence and global capital expenditure declined.

Total containership supply grew at around 4% in 2019 as demolition activity fell over the year. However, the supply of large container vessels, with capacity of more than 12,000 TEU, continued to apply pressure throughout the industry. However, according to Clarkson Research 1.5% of total containership supply was absorbed by scrubber retrofits. As a result, time charter rates and values on average maintained their 2018 levels, but with the bigger and younger vessels performing substantially better.

Demand for containership transportation services especially for larger vessels increased during the year as liner companies started to prepare for the introduction of the IMO regulations. Idle fleet represented 6.1% of the total fleet at the end of 2019. However, since the first quarter of 2019, idle fleet includes vessels undergoing scrubber retrofit installations. For instance, out of the 1.4 million inactive TEU capacity, about 1 million TEU capacity is linked to vessels undergoing scrubber installations. With the exclusion of vessels linked to scrubber installations, idle fleet was 1.5%. As the majority of scrubber retrofit installations are taking place on vessels larger than 6,000 TEU, these types of vessels benefited the most and earned higher charter rates. Containership ordering in 2019 decreased to 789,000 TEU. Total order book remained historically low at 11% of the total fleet at the end of 2019; however, since 67% of the orderbook consisted of vessels larger than 12,000 TEU, if the improved containership demand is not sustainable there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2019 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,564,759	$230,394	$418,539	$268,238	$647,588
Interest on long-term debt obligations(2)	346,197	66,065	107,006	80,067	93,059
Payments to our manager(3)	307,699	29,106	57,677	56,217	164,699
Other Obligations(4)	54,566	42,010	12,556	—	—

Total	$2,273,221	$367,575	$595,778	$404,522	$905,346

(1)	Includes obligations under capital leases and other financing arrangements.

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

Payments to our managers include (a) a daily management fee of $956 per day per vessel, (b) total of 1.25% fee on charter revenues earned and (c) total fees of $2.5 million. Payments to our manager exclude the value of the shares of our common stock issued to the manager in exchange for its services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. The above represent total fees paid to Costamare Shipping and Costamare Services.

(4)

This amount represents our share of the remaining equity commitments with regards to the five vessels under construction, equity payments in relation to the construction and installation of scrubbers in ten of our existing vessels and the remaining equity payment for one secondhand vessel that was delivered in January 2020.

(5)	These amounts exclude the following preferred stock dividend payment amounts (assuming that none of our preferred stock is redeemed in the next 5 years):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$156,344	$31,269	$62,538	$62,538

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

Name	Age	Position
Konstantinos Konstantakopoulos	50	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	51	Chief Financial Officer and Class II Director
Vagn Lehd Møller	73	Class II Director
Charlotte Stratos	65	Class III Director
Konstantinos Zacharatos	47	Class I Director
Anastassios Gabrielides	55	General Counsel and Secretary

The term of our Class I director expires in 2020, the term of our Class II directors expires in 2021 and the term of our Class III directors expires in 2022.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairperson of the committee. The audit committee is responsible for:

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

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. As of

December 31, 2019, Costamare Shipping, Costamare Services and Shanghai Costamare employed approximately 140 people in total, all of whom were shore-based. As of December 31, 2019, approximately 1,700 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen and HanseContor use their manning agents for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 25, 2020 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 25, 2020 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 119,782,624 shares of common stock, 2,000,000 shares of Series B Preferred Stock, 4,000,000 Series C Preferred Stock, 4,000,000 Series D Preferred Stock and 4,600,000 Series E Preferred Stock outstanding as of February 25, 2020. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	27,131,566	22.7%
Gregory Zikos	*
Konstantinos Zacharatos(2)
Vagn Lehd Moller	*
Charlotte Stratos
Anastassios Gabrielides(3)
All officers and directors as a group (six persons)	27,579,111	23.0%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	22,175,422	18.5%
Christos Konstantakopoulos(5)	20,601,588	17.2%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 11,498,285 shares of common stock directly and 15,633,281 shares of common stock indirectly through entities he controls. He also holds 40,000 shares of Series D Preferred Stock and 300,000 shares of Series E Preferred Stock through an entity he controls, or 1.0% and 6.5%, respectively, of the issued and outstanding shares of Series D Preferred Stock and Series E Preferred Stock, respectively.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock and Series C Preferred Stock.

(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,039,718 shares of common stock directly and 11,135,704 shares of common stock indirectly through entities he controls. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock.

(5)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,274,356 shares of common stock directly and 9,327,232 shares of common stock indirectly through an entity he controls.

*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of February 14, 2020, we had approximately 14,345 beneficial owners of our common stock.

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

Management and Services Agreements

On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services, an affiliate of Costamare Shipping. On January 17, 2020, we amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers.

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

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services and Shanghai Costamare, as well as any third party sub-managers, including V.Ships Greece, Vinnen and HanseContor. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Costamare Shipping received in 2019 and 2018 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2019 and 2018, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2019 and 2018 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2021. During the year ended December 31, 2018 and December 31, 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $6.4 million and $3.8 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2019 and December 31, 2018, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2019, the terms of the Framework Agreement and Service Agreement automatically renewed for another one-year period, and will automatically renew for five more consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until February 25, 2020, members of the Konstantakopoulos family have each reinvested in full or in part their cash dividends, receiving an aggregate of 13,240,645 shares.

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

On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire the ownership interest held by York in five Joint Venture entities, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019.

Other Transactions

Konstantinos Konstantakopoulos owns one containership vessel (which is comparable to four of our vessels) and holds a passive interest in certain companies that own five containerships comparable to 11 of our vessels (including two vessels acquired under the Framework Deed), has agreed to participate in a company that will acquire one container vessel (which is comparable to ten of our vessels) and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies that own two containerships comparable to six of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

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

Under the Framework Deed entered into on May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. 10 of our containerships have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each Joint Venture entity and, in respect of the vessels under construction, into a supervision agreement with the respective Joint Venture entity. During the year ended December 31, 2018, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $6.4 million for services provided in accordance with the respective management agreements.

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

We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series E

Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020, we issued 961,656 shares, 775,947 shares, 798,908 shares, 650,540 shares and 649,928 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

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

Set out below is a table showing the dividends and distributions paid in 2015, 2016, 2017, 2018 and 2019.

	Year Ended December 31,
	2015	2016	2017	2018	2019	Total
	(Expressed in millions of U.S. dollars)

Common Stock dividends paid	$86.3	$53.9	$16.7	$20.9	$27.4	$205.2
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	—	19.5	22.8	23.1	18.5	83.9
Preferred Stock dividends paid	16.0	21.1	21.1	28.3	31.3	117.8

Total	$102.3	$94.5	$60.6	$72.3	$77.2	$406.9

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2019, 119,132,696 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2019: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; 4,000,000 shares of Series D Preferred Stock were issued and outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

Please see Note 14 to our financial statements included at the end of this annual report for a discussion of the recent history of our share capital.

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

C. Material Contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

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

(i)

Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Framework Deed”.

(j)

Agreement Relating to Framework Agreement and Ship—management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015. “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(k)

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

(m)

Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG., please see “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.

(n)

Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

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

If a partnership holds our common stock or Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock or Preferred Stock, you should consult your tax advisor.

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

(ii)

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

U.S. individuals and certain entities who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock or Preferred Stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

I. Subsidiary Information

As of December 31, 2019, we have guaranteed $239.9 million of indebtedness outstanding at Joint Venture entities.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2019 by approximately $6.4 million based upon our debt level during 2019.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2020	7.2
2021	5.1
2022	3.9
2023	3.3
2024	2.8

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

As of December 31, 2018 and 2019, we had interest rate swap agreements with an outstanding notional amount of $310.8 million and $149.7 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2018 and 2019, amounted to a net asset of $7.1 million and a net asset of $0.4 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and May 2023.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2018, we had interest rate swap agreements with an outstanding notional amount of $49.7 million for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. As of December 31, 2019, there were no such agreements outstanding. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2018 was an asset of $0.1 million and these are included in the related 2018 consolidated balance sheets.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2019, approximately 20% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million at an average forward rate of Euro/U.S. dollar 1.1037 expiring in monthly intervals up to March 2020.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2019. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

In making its assessment of our internal control over financial reporting as of December 31, 2019, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2019, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our

independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019, which is incorporated by reference into Item 15.C. below.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of two independent directors, Vagn Lehd Møller and Charlotte Stratos, who is the chairperson of the committee. Our board of directors has determined that Charlotte Stratos, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://www.costamare.com/ethics.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2019.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018 and 2019.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2019 and 2018 and breaks down these amounts by the category of service.

	2019	2018
Audit fees	€450,000	€455,000

Audit-related fees	—	€47,000
Tax fees	€10,009	€9,876

Total fees	€460,009	€511,876

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2019 and 2018 and for the review of the quarterly financial information.

Tax fees

The full amount of tax fees in 2018 and 2019 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2018 and December 31, 2019.

Audit-related fees

Audit-related fees in 2018 and 2019 amounted to €47,000 and nil, respectively, and relate to the review of registration statements and related consents and comfort letters and any other audit-related services required for SEC or other regulatory filings.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the common shares purchased or received in 2019 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Total Number of Series D Preferred Stock Purchased	Total Number of Series E Preferred Stock Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 2019
February 2019	459,763	(1)
March 2019	74,800	(2)
May 2019	394,497	(1)
June 2019	74,800	(2)
July 2019	2,883,015				4.72
August 2019	414,836	(1)
September 2019	74,800	(2)
November 2019	355,997	(1)
December 2019	74,800	(2)

Total	4,807,308

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-45 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

2.1	Description of Securities

4.1	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)

4.2	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Konstantakopoulos(2)

4.3	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.4	Form of Trademark License Agreement between Costamare Inc. and Costamare Shipping Company S.A.(2)

4.5	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.6	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.7	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.8	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(3)

4.9	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015(3)

4.10	Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein(3)

4.11	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.12	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(4)

4.13	Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, by and between Costamare Inc. and Costamare Shipping Company S.A.

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

Exhibit No.	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

(4)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 7, 2019 and hereby incorporated by reference to such Annual Report.

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

Dated: February 26, 2020

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece
February 26, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated February 26, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 26, 2020

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2018 and 2019

	December 31, 2018	December 31, 2019
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$113,714	$148,928
Restricted cash (Note 2)	5,600	6,912
Accounts receivable	5,625	7,397
Inventories (Note 5)	11,020	10,546
Due from related parties (Note 3)	4,681	7,576
Fair value of derivatives (Notes 18 and 19)	3,514	748
Insurance claims receivable	6,476	1,607
Prepaid lease rentals (Note 11)	8,752	—
Time charter assumed (Note 12)	190	192
Prepayments and other	6,358	8,430
Vessels held for sale (Note 6)	4,838	4,908

Total current assets	170,768	197,244

FIXED ASSETS, NET:
Right-of-use assets (Note 11)	401,901	188,429
Vessels and advances, net (Note 6)	2,206,786	2,431,830

Total fixed assets, net	2,608,687	2,620,259

NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	131,082	111,681
Prepaid lease rentals, non-current (Note 11)	34,167	—
Accounts receivable, non-current (Note 3)	17,789	8,600
Deferred charges, net (Note 7)	26,250	21,983
Restricted cash, non-current (Note 2)	47,177	40,031
Time charter assumed, non-current (Note 12)	1,222	1,030
Fair value of derivatives, non-current (Notes 18 and 19)	3,727	605
Other non-current assets (Note 4)	9,942	10,525

Total assets	$3,050,811	$3,011,958

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$149,162	$210,745
Accounts payable	8,586	6,215
Due to related parties (Note 3)	196	473
Finance lease liabilities, net (Note 11)	34,299	16,810
Accrued liabilities	17,624	19,417
Unearned revenue (Note 12)	12,432	10,387
Fair value of derivatives (Notes 18 and 19)	—	397
Other current liabilities	2,370	2,090

Total current liabilities	224,669	266,534

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,159,244	1,206,405
Finance lease liabilities, net of current portion (Note 11)	305,033	119,925
Fair value of derivatives, non-current portion (Notes 18 and 19)	—	433
Unearned revenue, net of current portion (Note 12)	4,741	7,933

Total non-current liabilities	1,469,018	1,334,696

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	11	12
Additional paid-in capital (Note 14)	1,313,840	1,351,352
Retained earnings	38,734	60,578
Accumulated other comprehensive income/(loss) (Notes 18 and 20)	4,539	(1,214)

Total stockholders’ equity	1,357,124	1,410,728

Total liabilities and stockholders’ equity	$3,050,811	$3,011,958

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2017, 2018 and 2019

	For the years ended December 31,
	2017	2018	2019
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$412,433	$380,397	$478,109
EXPENSES:
Voyage expenses	(2,649)	(5,847)	(5,291)
Voyage expenses-related parties (Note 3)	(3,093)	(3,201)	(5,282)
Vessels’ operating expenses	(103,799)	(110,571)	(116,101)
General and administrative expenses	(3,151)	(2,908)	(3,051)
General and administrative expenses—related parties (Note 3)	(6,366)	(6,255)	(6,379)
Management fees-related parties (Note 3)	(18,693)	(19,533)	(21,319)
Amortization of dry-docking and special survey costs (Note 7)	(7,627)	(7,290)	(8,948)
Depreciation (Notes 6, 11 and 20)	(96,448)	(96,261)	(113,462)
Amortization of prepaid lease rentals, net (Notes 11 and 12)	(8,429)	(8,150)	—
Loss on sale / disposal of vessels, net (Note 6)	(4,856)	(3,071)	(19,589)
Loss on vessels held for sale (Note 6)	(2,379)	(101)	(2,495)
Vessels impairment loss (Notes 6 and 7)	(17,959)	—	(3,042)
Foreign exchange gains / (losses), net	31	(51)	(27)

Operating income	137,015	117,158	173,123

OTHER INCOME / (EXPENSES):
Interest income	2,643	3,454	3,349
Interest and finance costs (Note 16)	(69,840)	(63,992)	(89,007)
Swaps breakage cost, net (Note 18)	—	(1,234)	(16)
Equity gain on investments (Note 9)	3,381	12,051	11,369
Other, net	593	350	784
Loss on derivative instruments, net (Note 18)	(916)	(548)	(603)

Total other expenses	(64,139)	(49,919)	(74,124)

Net Income	$72,876	$67,239	$98,999

Earnings allocated to Preferred Stock (Note 15)	(21,063)	(30,503)	(31,269)

Net income available to Common Stockholders	51,813	36,736	67,730

Earnings per common share, basic and diluted (Note 15)	$0.52	$0.33	$0.59

Weighted average number of shares, basic and diluted (Note 15)	100,527,907	110,395,134	115,747,452

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
For the years ended December 31, 2017, 2018 and 2019

	For the years ended December 31,
	2017	2018	2019
	(Expressed in thousands of U.S. dollars)
Net income for the year	$72,876	$67,239	$98,999

Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	13,392	5,456	(5,816)
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 18 and 20)	—	(11)	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	63	63	63

Other comprehensive income / (loss) for the year	$13,455	$5,508	$(5,753)

Total comprehensive income for the year	$86,331	$72,747	$93,246

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2017, 2018 and 2019

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2017	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	72,876	72,876
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	17,781,104	2	118,663	—	—	118,665
- Issuance of common stock-expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	—	—	(312)	—	—	(312)
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(39,506)	(39,506)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	13,455	—	13,455

BALANCE, December 31, 2017	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	67,239	67,239
- Preferred stock Series E issuance (Note 14)	4,600,000	—	—	—	—	—	—	—	—	—	111,614	—	—	111,614
- Preferred stock Series E expenses (Note 14)	—	—	—	—	—	—	—	—	—	—	(390)	—	—	(390)
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	4,258,245	—	26,842	—	—	26,842
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(43,936)	(43,936)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(28,292)	(28,292)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5,508	—	5,508

BALANCE, December 31, 2018	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	98,999	98,999
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	6,668,466	1	37,512	—	—	37,513
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(45,887)	(45,887)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(31,268)	(31,268)
- Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(5,753)	—	(5,753)

BALANCE, December 31, 2019	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017, 2018 and 2019

	For the years ended December 31,
	2017	2018	2019
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$72,876	$67,239	$98,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	96,448	96,261	113,462
Amortization of debt discount	(715)	(779)	(851)
Amortization of prepaid lease rentals, net	8,429	8,150	—
Amortization and write-off of financing costs	2,236	2,907	4,491
Amortization of deferred dry-docking and special survey costs	7,627	7,290	8,948
Amortization of assumed time charter	—	27	191
Equity based payments	3,866	3,755	3,879
Net settlements on interest rate swaps qualifying for cash flow hedge	—	(11)	—
Loss / (Gain) on derivative instruments, net	(1,296)	162	651
Loss on sale / disposal of vessels, net	4,856	3,071	19,589
Loss on vessels held for sale	2,379	101	2,495
Vessels impairment loss	17,959	—	3,042
Equity gain on investments	(3,381)	(12,051)	(11,369)
Changes in operating assets and liabilities:
Accounts receivable	(578)	(14,368)	7,417
Due from related parties	(1,826)	1,342	(2,895)
Inventories	1,753	(134)	474
Insurance claims receivable	(1,478)	(5,304)	(2,538)
Prepayments and other	(1,783)	(251)	(2,072)
Accounts payable	2,466	1,926	(2,371)
Due to related parties	12	(7)	277
Accrued liabilities	(1,969)	1,996	4,133
Unearned revenue	(2,335)	(2,880)	811
Other current liabilities	(46)	204	(280)
Dividend from equity method investees	3,040	8,000	6,295
Dry-dockings	(5,582)	(18,568)	(6,280)
Accrued charter revenue	(11,204)	(7,294)	3,893

Net Cash provided by Operating Activities	191,754	140,784	250,391

Cash Flows From Investing Activities:
Equity method investments	(9,890)	(5,292)	(55)
Return on equity method investments	1,460	2,470	24,530
Proceeds from the settlement of insurance claims	2,273	931	7,407
Cash acquired through asset acquisition	—	18,644	—
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(64,231)	(142,993)	(61,975)
Proceeds from the sale of vessels, net	26,951	13,595	21,235

Net Cash provided by / (used in) Investing Activities	(43,437)	(112,645)	(8,858)

Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	91,675	111,224	—
Proceeds from long-term debt and finance leases	61,625	361,000	448,000
Repayment of long-term debt and finance leases	(253,804)	(500,173)	(597,607)
Payment of financing costs	(1,733)	(3,441)	(3,891)
Dividends paid	(37,758)	(49,143)	(58,655)

Net Cash used in Financing Activities	(139,995)	(80,533)	(212,153)

Net increase / (decrease) in cash, cash equivalents and restricted cash	8,322	(52,394)	29,380
Cash, cash equivalents and restricted cash at beginning of the year	210,563	218,885	166,491

Cash, cash equivalents and restricted cash at end of the year	$218,885	$166,491	$195,871

Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$56,070	$60,620	$83,152

Non-Cash Investing and Financing Activities:
Imputed interest	—	325	—

Dividend reinvested in common stock of the Company	$22,811	$23,086	$18,503

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). During the year ended December 31, 2018, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) and another 598,400 shares during the year ended December 31, 2019 (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of December 31, 2019, under the Plan, the Company has issued to its common stockholders 12,957,681 shares, in aggregate. As of December 31, 2019, the aggregate issued share capital was 119,132,696 common shares. At December 31, 2019, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 58.4% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iv) on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2018 and 2019, the Company owned and/or operated a fleet of 62 and 60 container vessels, respectively, with a total carrying capacity of approximately 409,345 and 409,037 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At December 31, 2019, Costamare had 74 wholly-owned subsidiaries incorporated in the Republic of Liberia and six incorporated in the Republic of the Marshall Islands.

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

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2018 and 2019 no such interest existed.

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

(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2017	2018	2019
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	178,986	113,714	148,928
Restricted cash—current portion	7,238	5,600	6,912
Restricted cash—non-current portion	32,661	47,177	40,031

Total cash, cash equivalents and restricted cash	$218,885	$166,491	$195,871

(f) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2018 and 2019, is $0.

(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost or market on a consistent basis. Cost is determined by the first in, first out method.

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation.

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

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

(j) Time Charters Assumed with the Acquisition of Second-hand Vessels: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of any time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability of the time charter assumed at the date of vessel delivery is based on the difference between the current fair market value of the time charter and the net present value of future contractual cash flows under the time charter. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(k) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

If the Company determines that an impairment indicator is present, or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby, it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 30 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. The Company defines outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2019 resulted in an impairment loss of $3,042. As of December 31, 2017 and 2018, our assessment concluded that $17,959 and nil, respectively, of impairment loss should be recorded.

(l) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

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

(p) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842 or ASC 840 under transition accounting. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Revenues for 2017, 2018 and 2019, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2017	2018	2019
A	28%	27%	22%
B	29%	27%	24%
C	16%	10%	10%
D	21%	24%	38%

Total	94%	88%	94%

(q) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

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

(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2018. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

(s) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 18 and 19).

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

(t) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(u) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

(v) Right-of-Use Asset - Finance Leases: The Financial Accounting Standards Board (“FASB”) ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

Finance leases are accounted for as the acquisition of a finance right-of-use asset and the incurrence of an obligation by the lessee. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement, of the lease payments to be made over the lease term. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

A lessee initially measures the finance right-of-use asset at cost which consists of: the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset (estimated at 30 years). Transition accounting for the adoption of ASC 842 is described below in “New Accounting Pronouncements—Adopted”.

For sale and leaseback transactions, if the transfer is not a sale in accordance with ASC 842-40-25-1 through 25-3, the Company, as seller-lessee - does not derecognize the transferred asset and accounts for the transaction as a financing. An excess of carrying value over fair market value at the date of sale would indicate that the recoverability of the carrying amount of an asset should be assessed under the guidelines of ASC 360.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Operating lease payments are recognized as an operating expense in the consolidated statement of income on a straight-line basis over the lease term.

(w) Investments in Equity and Debt Securities: The Company historically classified debt securities and equity securities pursuant to the provisions of ASC 320-10-25-1 “Investments—Debt and Equity Securities”, into one of the following three categories:

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

In order to determine the applicable category, the Company considered the following: (i) if the Company intended to sell the security, (ii) whether it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) cost, and (iii) whether the security has a readily determinable fair value or not.

Debt and equity securities, which were decided on inception to be accounted for as trading securities or available-for-sale securities, were initially recognized at cost and subsequently measured at fair value. Declines in the fair value of trading securities were recognized in earnings, while declines in the fair value of available-for-sale securities were recorded in Other Comprehensive Income and affect earnings when the securities were disposed.

Beginning January 1, 2018, the adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” changes the existing GAAP model for investments, by making two specific changes to the accounting for equity investments: (1) supersedes the existing requirement to classify equity securities with readily determinable fair values into different categories (that is, trading or available-for-sale); and (2) requires equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with changes in the fair value recognized through net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value (NAV) per share (or its equivalent) of the investment, entities may choose to measure those investments at cost, less any impairment. The new guidance does not broadly change the classification and measurement guidance for classifying and measuring investments in debt securities.

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

Equity securities with no readily determinable fair value, which relate to an entity in which the Company does not have the ability to exercise significant influence, were historically accounted for pursuant to the provisions of ASC 325-20 “Investments - Other Cost Method Investments”. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern. Beginning January 1, 2018, upon adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”, the Company used a prospective transition approach for such equity investments without readily determinable fair values (including disclosure requirements). The Company elected to use the measurement alternative for these investments and measure these investments at cost, less any impairment.

An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

(x) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3 and 14(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

(y) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(z) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue with Contracts with Customers, sale and leaseback transactions, which includes an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

New Accounting Pronouncements - Adopted

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases.. The Company accounts for operating leases that were entered into before January 1, 2019, but commenced on or after this effective date under ASC 842 rather than the transition provisions of ASC 842.

Furthermore, as a resulting of electing to apply the package of practical expedients, at January 1, 2019, the Company’s capital leases under ASC 840 became finance leases under ASC 842 as lease classification is not reassessed in transition. Therefore, at that date, the Company, as lessee, initially recognized a finance lease right-of-use asset and lease liability measured at the carrying amount of the capital lease assets and capital lease obligations under ASC 840. There were no unamortized initial direct costs recognized as part of the finance lease right-of-use asset. After January 1, 2019, the Company, as lessee, will follow ASC 840 for expense recognition unless the lease is modified and the modified lease is not accounted for as a separate contract or the Company is otherwise required to remeasure its lease liability in accordance with ASC 842. At January 1, 2019, the Company continued to recognize the deferred gain or loss, previously described as prepaid or unearned rental income, related to its failed sale and leaseback transactions under ASC 840, but reclassified such amounts to the right-of-use asset and changed the amortization period from over the lease term to in proportion to the amortization of the right-of-use asset.

On January 1, 2019, the Company adopted ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). Part I of this Update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this Update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this Update do not have an accounting effect. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The amendments have been adopted on a prospective basis for qualifying

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

new or re-designated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

On January 1, 2019, the Company adopted ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements - Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. Based on its preliminary assessment and considering that its receivables relate mainly to time charter revenues whose collectability is evaluated in accordance with ASC 842 Leases, the Company does not expect to have a material impact from the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The FASB is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement dated November 2, 2015 as amended and restated on January 17, 2020 (the “Framework Agreement”), with general administrative and certain commercial services as well as technical, crewing, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with crewing, commercial and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company. The Company amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers. Effective July 1, 2019, the Services Agreement has been amended to increase the fees paid by each vessel-owning subsidiary of the Company to 1.10% from 0.60% of the charter hire and other income earned by each vessel-owning subsidiary.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership a daily fee of $0.956 ($0.478 for any containership subject to a bareboat charter) prorated for the calendar days the Company owned

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell offers technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offers ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. The net profits earned during the years ended December 31, 2017, 2018 and 2019, amounted to $380, $456 and $350, respectively and are included as a reduction in management fees-related parties in the accompanying consolidated statements of income. As at December 31, 2019, the Cell provided services to 17 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the years ended December 31, 2017, 2018 and 2019, amounted to $19,073, $19,989 and $21,669, respectively, and are separately reflected as Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $4,864 for the year ended December 31, 2019 ($2,846 and $3,093 for the years ended December 31, 2018 and 2017, respectively), representing a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $2,500, which is included in General and administrative expenses—related parties in the accompanying consolidated statements of income for the year ended December 31, 2019 ($2,500 for the years ended December 31, 2018 and 2017) and (iii) $3,879, representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of income for the year ended December 31, 2019 ($3,755 and $3,866 for the year ended December 31, 2018 and 2017, respectively). Furthermore, in accordance with the management agreements with V.Ships Greece and third party managers, V.Ships Greece and the third party managers have been provided with the amount of $75 per vessel as working capital security. Such amount, in aggregate, as at December 31, 2018 and 2019 was $1,875 and is included in Accounts receivable, non-current, in the accompanying consolidated balance sheets.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the years ended December 31, 2017, 2018 and 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $5,047, $6,428 and $3,821, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2018 and 2019, amounted to $4,681 and $7,576, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2018 and 2019, amounted to $196 and $473, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of December 31, 2019, Shanghai Costamare provided such services to 17 of the Company’s containerships (15 as of December 31, 2018). There was no balance due from/to Shanghai Costamare at both December 31, 2018 and 2019.

(c) Blue Net Chartering GmbH & Co. KG (“Blue Net”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2019 (€10,364 for the year ended December 31, 2018), in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2019 (€1,139 for the year ended December 31, 2018). During the years ended December 31, 2018 and 2019, Costamare Shipping charged the ship-owning companies $355 and $418, respectively, which is included in Voyage expenses—related parties in the accompanying consolidated statements of income.

4. Other Non-Current Assets:

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2019, the Company recorded $851 in relation to their fair value unwinding ($779 and $715 for the years ended December 31, 2018 and 2017, respectively), which is included in “Interest income” in the consolidated statements of income. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2019, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of December 31, 2019, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded. As of December 31, 2019, the Zim debt securities amounted to $6,723 ($6,140 as of December 31, 2018).

The Zim equity securities are carried at cost less impairment. As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has implemented in 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of December 31, 2019, the Company has qualitatively assessed for impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded. As of December 31, 2019 and 2018, the Zim equity securities amounted to $3,802.

5. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2018	$2,595,768	$(1,016,259)	1,579,509

Depreciation	—	(82,434)	(82,434)
Vessel acquisitions, advances and other vessels’ costs	723,544	—	723,544
Disposals, transfers and other movements	(20,001)	6,168	(13,833)

Balance, December 31, 2018	$3,299,311	$(1,092,525)	$2,206,786

Depreciation	—	(102,101)	(102,101)
Vessel acquisitions, advances and other vessels’ costs	371,978	—	371,978
Disposals, transfers and other movements	(97,538)	52,705	(44,833)

Balance, December 31, 2019	$3,573,751	$(1,141,921)	$2,431,830

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2019, the Company prepaid the outstanding balances of Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. finance lease liabilities (Note 11) and acquired back the 2014-built, 9,403 TEU MSC Azov, MSC Ajaccio and MSC Amalfi. At the same year, the Company agreed to acquire four secondhand containerships. During the year ended December 31, 2019, the Company took delivery of three of the aforementioned vessels the 2010-built, 4,258 TEU Volans and Vulpecula (ex. JPO Vulpecula) and the 2009-built, 4,258TEU Vela. The fourth vessel, the JPO Virgo, was delivered in January 2020 (Note 21 (d)).

During the year ended December 31, 2018, the Company acquired six secondhand containerships, Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka, with an aggregate capacity of 28,602 TEU.

On November 12, 2018, the Company purchased from York (Notes 8 and 9) its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus, with an aggregate capacity of 72,120 TEU, thus becoming sole shareholder of the container vessels (Note 9). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition, amounting to $1,439 in the aggregate, current and non-current portion (Note 12). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In May 2018, the Company ordered five newbuild vessels from a shipyard, each with approximately 12,690 TEU capacity. The five newbuild vessels are expected to be delivered between the third quarter of 2020 and the second quarter of 2021 and upon delivery, they will commence a ten-year time charter with their charterers. In August 2018, the Company entered into financing agreements with a financial institution for the five newbuild containerships (Note 10).

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

During the year ended December 31, 2019, the Company sold the vessels MSC Pylos, Piraeus, Sierra II (ex. MSC Sierra II), Reunion (ex. MSC Reunion) and Namibia II (ex. MSC Namibia II) and recognized an aggregate loss of $19,589, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2019 consolidated statement of income. On December 26, 2019 and December 31, 2019, the Company decided to make arrangements to sell the vessels Neapolis and Zagora, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of December 31, 2019, the amount of $4,908, separately reflected in Vessels held for sale in the 2019 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $2,495, was recorded in the year ended December 31, 2019, and is separately reflected as Loss on vessels held for sale in the accompanying 2019 statement of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2019, the Company recorded an impairment loss in relation to two of its vessels in the amount of $3,042 (including $1,548 transferred from Deferred charges, net (Note 7)), in the aggregate, and is separately reflected in Vessels impairment loss in the 2019 consolidated statement of income.

Forty-five of the Company’s vessels, with a total carrying value of $1,653,517 as of December 31, 2019, including the vessels held for sale discussed above, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the four vessels under the sale and leaseback transaction described in Note 11, the five newbuild vessels discussed above, the five vessels acquired under the Share Purchase Agreement (Note 9) with York and six unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2018	$15,429

Additions	18,568
Amortization	(7,290)
Transfer to vessel held for sale	(457)

Balance, December 31, 2018	$26,250

Additions	6,280
Amortization	(8,948)
Write-off and other movements (Note 6)	(1,599)

Balance, December 31, 2019	$21,983

During the years ended December 31, 2017, 2018 and 2019, seven, 17 and six vessels, respectively, underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Pursuant to the Framework Deed, Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Framework Deed, the commitment period will end on May 18, 2020 and the termination of the Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at December 31, 2019, the Company holds between 25% and 49% of the capital stock of 13 jointly-owned companies formed pursuant to the Framework Deed with York (Note 9). The Company accounts for the entities formed under the Framework Deed as equity investments.

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % December 31, 2019	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	—	49%	July 8, 2013
Horton Maritime Co.	—	49%	June 26, 2013
Smales Maritime Co.	—	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the year ended December 31, 2019, Costamare Ventures contributed $55 to the equity of Marchant Maritime Co. and received $2,340 in aggregate, in the form of a special dividend from Horton Maritime Co. and Steadman Maritime Co. During the year ended December 31, 2019, Smales Maritime Co. sold its vessel Elafonisos and during the same period Costamare Ventures received the amount of $2,940 in the form of a special dividend. During the year ended December 31, 2018, Costamare Ventures contributed $1,524 in aggregate to the equity of Steadman Maritime Co. and Horton Maritime Co. and received $1,107 in aggregate, in the form of a special dividend. During the year ended December 31, 2018, Horton Maritime Co. and Marchant Maritime Co. sold their vessels Petalidi and Padma, respectively.

During the year ended December 31, 2019, the Company received in the form of a special dividend, $13,378 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $8,149 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $1,372 from Skerrett Maritme Co. and $1,470 from Geyer Maritime Co.

During the year ended December 31, 2018, Costamare Ventures received in the form of a special dividend, $735 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $1,000 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $8,000 in aggregate, from Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Fairbank Maritime Co. and Schofield Maritime Co. and $735 in aggregate, from Goodway Maritime Co.

During the year ended December 31, 2019, the Company received the amount of $1,176 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2018, the Company contributed, in the aggregate, the amount of $4,875 to Platt Maritime Co. and Sykes Maritime Co relating to the delivery installments of Polar Argentina and Polar Brasil.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months of February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly-issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York is included in Current portion of long-term debt, net of deferred financing costs in the accompanying 2019 consolidated balance sheet (Note 10.B.2) and will be paid in cash in accordance with the terms of the Share Purchase Agreement.

For the years ended December 31, 2017, 2018 and 2019, the Company recorded net gains of $3,381, $12,051 and $11,369, respectively, on equity method investments, which are separately reflected as Equity gain on investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2018	December 31, 2019
Non-current assets	$552,110	$531,448
Current assets	40,230	49,787

Total assets	$592,340	$581,235

Current liabilities	$23,339	$94,879

	Year ended December 31,
	2018	2019
Voyage revenue	148,614	85,954

Net income	$29,628	$28,040

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Borrower(s)			December 31, 2018	December 31, 2019
A.	Term Loans:
	1.	Mas Shipping Co.	9,125	—
	2.	Montes Shipping Co. and Kelsen Shipping Co.	32,000	22,000
	3.	Costamare Inc.	—	—
	4.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	147,702	—
	5.	Raymond Shipping Co. and Terance Shipping Co.	94,135	—
	6.	Costamare Inc.	—	—
	7.	Uriza Shipping S.A.	28,167	23,833
	8.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	77,875	65,375
	9.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	21,280	18,080
	10.	Nerida Shipping Co.	15,375	13,575
	11.	Costamare Inc.	198,986	155,195
	12.	Singleton Shipping Co. and Tatum Shipping Co.	47,200	44,000
	13.	Reddick Shipping Co. and Verandi Shipping Co.	25,000	20,120
	14.	Costamare. Inc.	55,000	36,385
	15.	Credit Facility	—	—
	16.	Bastian Shipping Co. and Cadence Shipping Co.	—	128,400
	17.	Adele Shipping Co.	—	66,500
	18.	Raymond Shipping Co., Terance Shipping Co. and Undine Shipping Co.	—	147,110
	19.	Quentin Shipping Co. and Sander Shipping Co.	—	91,239

		Total Term Loans	$751,845	$831,812

B.	Other financing arrangements		564,709	594,350

		Total long-term debt	$1,316,554	$1,426,162

		Less: Deferred financing costs	(8,148)	(9,012)

		Total long-term debt, net	1,308,406	1,417,150

		Less: Long-term debt current portion	(151,546)	(213,022)
		Add: Deferred financing costs, current portion	2,384	2,277

		Total long-term debt, non-current, net	$1,159,244	$1,206,405

A. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. On February 16, 2018, Mas Shipping Co. entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan until February 2019. During the year ended December 31, 2019, the outstanding balance of the loan of $9,125 was fully repaid.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As of December 31, 2019, the outstanding balance of the loan of $22,000 is repayable in 2 consecutive semi-annual installments of $5,000, each from June 2020 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. Up to May 25, 2012, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. Tranches A, D and E of the loan have been fully repaid in prior years. During the year ended December 31, 2018, the Company fully repaid the then outstanding loan amount of $19,425 of Tranches B and C.

4. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. On July 17, 2019, the Company fully repaid the outstanding balance of $48,385 relating to Vantage and on July 26, 2019, the Company fully repaid the outstanding balance of $90,403 in aggregate relating to Valor and Valiant.

5. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. On July 17, 2019, the Company fully repaid the outstanding balance of $88,678 in aggregate relating to Valence and Value.

6. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of the container vessel Karmen, in February 2017, the amount of $4,918 due to the sale of the container vessel Marina and in October 2018, the amount of $4,586 due to the sale of the container vessel MSC Koroni. During the year ended December 31, 2018, the Company fully repaid the then outstanding loan amount of $24,966.

7. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of December 31, 2019, the outstanding balance of $23,833 is repayable in 6 equal quarterly installments of $1,083.3, from February 2020 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

8. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. As of December 31, 2019, the outstanding

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

balance of $65,375 is repayable in 7 equal quarterly installments of $3,125, from February 2020 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

9. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of December 31, 2019 the outstanding balance of $18,080 is repayable in 8 equal quarterly installments of $800, from March 2020 to December 2021 and a balloon payment of $11,680 payable together with the last installment. As of December 31, 2019, the vessel Neapolis was classified as “held for sale” (Note 6 and 21(e)) and the amount of $1,384 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2019 balance sheet.

10. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of December 31, 2019, the outstanding balance of $13,575 is repayable in 11 equal quarterly installments of $450, from February 2020 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

11. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance the Credit Facility discussed in Note 10.A.15 below. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. As of December 31, 2019, the outstanding balance of $155,195 is repayable in 6 six equal quarterly installments of $11,870.5, from March 2020 to June 2021 and a balloon payment of $83,971.4 payable together with the last installment. As of December 31, 2019, the vessel Zagora was classified as “held for sale” (Note 6) and the amount of $1,000 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2019 balance sheet.

12. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis (Note 6). The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of December 31, 2019, the outstanding balance of Tranche A of $22,000 is repayable in 23 equal quarterly installments of $400, from January 2020 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of December 31, 2019, the outstanding balance of Tranche B of $22,000 is repayable in 23 equal quarterly installments of $400, from February 2020 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

13. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka (Note 6). The facility has been drawn down in two tranches on October 30, 2018. As of December 31, 2019, the outstanding balance of each tranche of $10,060 is repayable in 6 equal quarterly installments of $610 each, from January 2020 to April 2021 and a balloon payment of $6,400 each payable together with the last installment.

14. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance the term loan discussed in Note 10.A.6 above and fully repay the loan discussed in Note 10.A.3. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. As of December 31, 2019, the outstanding balance of Tranche A of $20,000 is repayable in 16 variable quarterly installments, from February 2020 to November 2023. As of December 31, 2019, the outstanding balance of Tranche B of $16,385 is payable in November 2023.

15. In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bore interest at the three, six, nine or 12 months (at the Company’s option) LIBOR plus margin. On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021 and mortgaged four additional vessels in favor of the lending banks. Following the sale of Mandraki and Mykonos, the Company prepaid the amounts of $9,388 and $9,326 on August 16, 2017 and September 14, 2017, respectively. During the year ended December 31, 2018, the Company partially refinanced the outstanding loan amount of $299,837 under the Facility with a new loan facility (Note 10.A.11) and fully prepaid the remaining outstanding loan amount.

16. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 11) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of December 31, 2019, the aggregate outstanding balance of the two tranches of $128,400 is repayable in 30 variable quarterly installments, from March 2020 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

17. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 11) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of December 31, 2019, the outstanding balance of the loan of $66,500 is repayable in 27 equal quarterly installments of $1,500, from January 2020 to July 2026 and a balloon payment of $26,000 payable together with the last installment.

18. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance the term loan discussed in Note 10.A.4 and fully refinance the term loan discussed in Note 10.A.5 above. The facility was drawn down in three tranches on July 15, 2019. As of December 31, 2019, the outstanding balance of each tranche of $49,036.7, is repayable in 23 equal quarterly installments of $963.3 from January 2020 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

19. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance the term loan discussed in Note 10.A.4 above. The facility was drawn down in two tranches on July 26, 2019. As of December 31, 2019, the outstanding balance of each tranche of $45,619.3, is repayable in 23 variable quarterly installments from January 2020 to July 2025 and a balloon payment of $21,364 each payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 105% to 130%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements (Note 2). As a result of this transaction, an amount of $98,421 (out of the total financial arrangement of approximately $0.4 billion) was recognized as a financial liability as of December 31, 2019. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2019 amounted to $2,459 ($483 for the year ended December 31, 2018), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2019 consolidated balance sheet. The total financial liability under these financing agreements will be repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements.

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. As at December 31, 2019, the aggregate outstanding amount of the five financing arrangements and the obligation under the Share Purchase Agreement with York described above after the issuance of common stock described in (Note 9), was $495,929, and is repayable in various installments from January 2020 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2019, the interest expense incurred amounted to $31,196 ($4,429 for the period from November 12, 2018 to December 31, 2018), in aggregate, and is included in Interest and finance costs in the accompanying 2019 consolidated statement of income.

The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2019, giving effect to the term-loans discussed in Note 10.A.9 and 10.A.11, are in the aggregate as follows:

Year ending December 31,	Amount
2020	$213,022
2021	290,646
2022	92,678
2023	101,284
2024	80,944
2025 and thereafter	647,588

Total	$1,426,162

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The interest rate of Costamare’s long-term debt as at December 31, 2017, 2018 and 2019, was in the range of 2.30%-5.98%, 3.66%-6.42% and 3.75%-6.34%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2017, 2018 and 2019, was 4.9%, 5.3% and 4.8%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the years ended December 31, 2017, 2018 and 2019, amounted to $45,222, $40,412 and $71,293, respectively. Of the above amounts, $45,222, $40,412 and $71,293 are included in Interest and finance costs in the accompanying consolidated statements of income for the years ended December 31, 2017, 2018 and 2019, respectively, whereas in 2018 an amount of $808 is capitalized and included in (a) Vessels and Advances, net ($797) and (b) the statement of comprehensive income ($11), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the consolidated balance sheet as of December 31, 2018. In 2019, an amount of $2,459 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2019.

C. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2018	$6,797

Additions	7,584
Amortization and write-off	(2,907)

Balance, December 31, 2018	$11,474

Additions	3,891
Amortization and write-off	(4,491)

Balance, December 31, 2019	$10,874

Less: Current portion of financing costs	(2,839)

Financing costs, non-current portion	$8,035

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 10.A.16). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 10.A.17). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557 (Note 12(b)), were reclassified to Right-of-Use assets (Note 2).

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2017, 2018 and 2019, amounted to $13,207, $13,764 and $11,298, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2018 and 2019, accumulated depreciation amounted to $50,663 and $20,635 (following the acquisition of the MSC Ajaccio, the MSC Amalfi and the MSC Azov), respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2018 and 2019, the net book value of the vessels amounted to $401,901 and $188,429 (following the acquisition of the MSC Ajaccio, the MSC Amalfi and the MSC Azov), respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

Prepaid lease rentals, as of December 31, 2018 and 2019, are as follows:

	2018	2019
Prepaid lease rentals, January 1	$51,670	$42,919
Less: Amortization of prepaid lease rentals	(8,751)	—
Transfers and other movements	—	(42,919)

Prepaid lease rentals, December 31	$42,919	$—
Less: current portion	(8,752)	—

Non-current portion	$34,167	$—

The finance lease liabilities amounting to $138,597 as at December 31, 2019 are scheduled to expire through 2024 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the years ended December 31, 2017, 2018 and 2019, amounted to $22,096, $21,402 and $15,112, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The annual lease payments under the finance leases after December 31, 2019, are in the aggregate as follows:

Year ending December 31,	Amount
2020	$19,113
2021	19,099
2022	19,099
2023	64,387
2024	23,781

Total	$145,479

Less: Amount of interest (Leonidio and Kyparissia)	(6,882)

Total lease payments	$138,597

Less: Financing costs, net	(1,862)

Total lease payments, net	$136,735

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2018 and 2019 consolidated balance sheet as follows:

	December 31, 2018	December 31, 2019
Finance lease liabilities—current	$35,115	$17,372
Less: current portion of financing costs	(816)	(562)
Finance lease liabilities—non-current	307,543	121,225
Less: non-current portion of financing costs	(2,510)	(1,300)

Total	$339,332	$136,735

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2018 and 2019, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2018, the net accrued charter revenue, totaling ($9,141) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2018 consolidated balance sheet. As at December 31, 2019, the net accrued charter revenue, totaling ($13,034) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2019 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Year ending December 31,	Amount
2020	$(5,101)
2021	(3,736)
2022	(1,363)
2023	(1,449)
2024	(1,385)

Total	$(13,034)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2018 and 2019, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) any deferred gain from the sale and leaseback transactions, net of amortization of ($601) and nil, respectively, which is included in Amortization of prepaid lease rentals, net in the accompanying statements of income.

	December 31, 2018	December 31, 2019
Hires collected in advance	$4,475	$5,286
Deferred gain, net (Note 11)	3,557	—
Charter revenue resulting from varying charter rates	9,141	13,034

Total	$17,173	$18,320
Less current portion	(12,432)	(10,387)

Non-current portion	$4,741	$7,933

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 6). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. As of December 31, 2018 and 2019, the aggregate balance of time charter assumed (current and non-current) was $1,412 and $1,222, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2018 and 2019, the amortization expense of Time charter assumed amounted to $27 and $191, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2019, the Company has entered into time charter arrangements for all of its vessels in operation, including the five hulls under construction, with the exception of three vessels, with international liner operators. These arrangements as at December 31, 2019, have remaining terms of up to 136 months. At December 31, 2019, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2020	$387,868
2021	345,677
2022	315,864
2023	273,539
2024	245,780
2025 and thereafter	609,521

Total	$2,178,249

(b) Capital Commitments: Capital commitments of the Company as at December 31, 2019 were $54,566, in the aggregate, consisting of payments through the Company’s equity (i) upon each vessel’s delivery from the shipyard in relation to the five vessels under construction discussed in Note 6, while approximately $0.4 billion in total is financed through a financial institution (Note 10.B), (ii) in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $18,003 for five of them is financed (Note 10.A 16, 10.A.17 and Note 11) and (iii) in relation to the balance amount payable for the acquisition cost of the vessel JPO Virgo (Note 6 and Note 21 (d)).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at December 31, 2019, Costamare has guaranteed $67,000 of the debt relating to Ainsley Maritime Co., $36,050 of the debt relating to Ambrose Maritime Co. $35,063 of the debt relating to Kemp Maritime Co., $65,000 of the debt relating to Hyde Maritime Co. and $36,750 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2018 and 2019, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2019.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the years ended December 31, 2017, 2018 and 2019, the Company issued 3,682,704 shares, 3,659,845 shares and 3,187,051 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $6.1940 per share, $6.3078 per share and $5.8056 per share respectively.

On July 25, 2019, 2,883,015 shares of common stock at par value of $0.0001 were issued pursuant to the Share Purchase Agreement with York (Note 9).

As of December 31, 2019, the aggregate issued share capital was 119,132,696 common shares at par value of $0.0001.

(b) Preferred Stock: On January 30, 2018, the Company completed a public offering of 4,600,000 shares of its Series E Preferred Stock, par value $0.0001, at a public offering price of $25.00 per share. The net proceeds of the follow-on offering were $111,224.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the year ended December 31, 2018, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $4,583 in cash and issued 988,841 shares pursuant to the Plan for the fourth quarter of 2017 (ii) $4,833 in cash and issued 885,324 shares pursuant to the Plan for the first quarter of 2018, (iii) $4,854 in cash and issued 901,634 shares pursuant to the Plan for the second quarter of 2018 and (iv) $6,581 in cash and issued 884,046 shares pursuant to the Plan for the third quarter of 2018. During the year ended December 31, 2019, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,580 in cash and issued 961,656 shares pursuant to the Plan for the fourth quarter of 2018, (ii) $6,867 in cash and issued 775,947 shares pursuant to the Plan for the first quarter of 2019, (iii) $6,966 in cash and issued 798,908 shares pursuant to the Plan for the second quarter of 2019 and (iv) $6,971 in cash and issued 650,540 shares pursuant to the Plan for the third quarter of 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2017 to January 14, 2018, $953 or $0.476563 per share for the period from January 15, 2018 to April 14, 2018, $953 or $0.476563 per share for the period from April 15, 2018 to July 14, 2018 and $953 or $0.476563 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2018 to January 14, 2019, $953 or $0.476563 per share for the period from January 15, 2019 to April 14, 2019, $953 or $0.476563 per share for

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

the period from April 15, 2019 to July 14, 2019 and $953 or $0.476563 per share for the period from July 15, 2019 to October 14, 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2017 to January 14, 2018, $2,125 or $0.531250 per share for the period from January 15, 2018 to April 14, 2018, $2,125 or $0.531250 per share for the period from April 15, 2018 to July 14, 2018 and $2,125 or $0.531250 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2018 to January 14, 2019, $2,125 or $0.531250 per share for the period from January 15, 2019 to April 14, 2019, $2,125 or $0.531250 per share for the period from April 15, 2019 to July 14, 2019 and $2,125 or $0.531250 per share for the period from July 15, 2019 to October 14, 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2017 to January 14, 2018, $2,188 or $0.546875 per share for the period from January 15, 2018 to April 14, 2018, $2,188 or $0.546875 per share for the period from April 15, 2018 to July 14, 2018 and $2,188 or $0.546875 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2018 to January 14, 2019, $2,188 or $0.546875 per share for the period from January 15, 2019 to April 14, 2019, $2,188 or $0.546875 per share for the period from April 15, 2019 to July 14, 2019 and $2,188 or $0.546875 per share for the period from July 15, 2019 to October 14, 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series E Preferred Stock $2,126 or $0.462240 per share for the period from January 30, 2018 to April 14, 2018, $2,551 or $0.554688 per share for the period from April 15, 2018 to July 14, 2018 and $2,551 or $0.554688 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series E Preferred Stock $2,551 or $0.554688 per share for the period from October 15, 2018 to January 14, 2019, $2,551 or $0.554688 per share for the period from January 15, 2019 to April 14, 2019, $2,551 or $0.554688 per share for the period from April 15, 2019 to July 14, 2019 and $2,551 or $0.554688 per share for the period from July 15, 2019 to October 14, 2019.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the years ended December 31, 2017, 2018 and 2019, amounted to $21,063, $30,503 and $31,269, respectively.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31,
	2017	2018	2019
	Basic EPS	Basic EPS	Basic EPS
Net income	$72,876	$67,239	$98,999
Less: paid and accrued earnings allocated to Preferred Stock	(21,063)	(30,503)	(31,269)

Net income available to common stockholders	51,813	36,736	67,730

Weighted average number of common shares, basic and diluted	100,527,907	110,395,134	115,747,452

Earnings per common share, basic and diluted	$0.52	$0.33	$0.59

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	Years ended December 31,
	2017	2018	2019
Interest expense	$55,925	$61,415	$88,289
Interest capitalized	—	(808)	(2,459)
Swap effect	11,393	74	(1,885)
Amortization and write-off of financing costs	2,236	2,907	4,491
Bank charges and other financing costs	286	404	571

Total	$69,840	$63,992	$89,007

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

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate swap agreements with varying start and maturity dates.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815, following the adoption of ASU 2017-12, in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statements of income immediately.

At December 31, 2018 and 2019, the Company had interest rate swap agreements with an outstanding notional amount of $310,785 and $149,672, respectively. The fair value of these interest rate swaps outstanding at December 31, 2018 and 2019 amounted to a net asset of $7,107 and $399, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and May 2023.

During the year ended December 31, 2019, the Company terminated eight interest rate derivative instruments and received from the counterparties breakage costs of $232 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of income. During the year ended December 31, 2018, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $1,234 in aggregate, which is separately reflected in Swap breakage costs, net in the accompanying 2018 consolidated statement of income. During the year ended December 31, 2019, the Company entered into two interest rate swap agreements with an aggregate notional amount of $46,000, which both met hedge accounting criteria according to ASC 815.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $227.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2018 and 2019, the Company had interest rate swap agreements with an outstanding notional amount of $49,659 and nil, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. During the year ended December 31, 2019, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $248 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of income. The fair value of these interest rate swaps at December 31, 2018 was an asset of $134, and these are included in Fair value of derivatives in the accompanying 2018 consolidated balance sheets.

(c) Foreign currency agreements: As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $6,000 at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar forward agreements totaling $10,000 at an average forward rate of Euro/U.S. dollar 1.1514, expiring in monthly intervals up to May 2019.

The total change of forward contracts fair value for the year ended December 31, 2019, was a gain of $124 (loss of $112 for the year ended December 31, 2018 and gain of $197 for the year ended December 31, 2017) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Effect of Derivative Instruments for the years ended December 31, 2017, 2018 and 2019

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative			Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
	2017	2018	2019		2017	2018	2019
Interest rate swaps	$1,999	$5,382	$(3,931)	Loss on derivative instruments, net	—	—	—
Reclassification to Interest and finance costs	11,393	74	(1,885)		—	—	—

Total	$13,392	$5,456	$(5,816)		—	—	—

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2017	2018	2019
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(1,113)	$(436)	$(727)
Forward contracts	Loss on derivative instruments, net	197	(112)	124

Total		$(916)	$(548)	$(603)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $2,212, $386 and ($48) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B, the fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2018 and 2019, the fair value of these interest rate swaps in aggregate amounted to a net asset of $7,241 and $399, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2018 and 2019, amounted to nil and an asset of $124, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps—asset position	$7,241	$—	$7,241	$—

Total	$7,241	$—	$7,241	$—

	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	$124	$—	$124	$—
Interest rate swaps—asset position	1,229	—	1,229	—
Interest rate swaps—liability position	(830)	—	(830)	—

Total	$523	$—	$523	$—

20. Comprehensive Income:

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

During the year ended December 31, 2019, Other comprehensive income decreased with net losses of $5,753 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $3,931), net of the settlements to net income of derivatives that qualify for hedge

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

accounting (loss of $1,885) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

As at December 31, 2017, 2018 and 2019, Comprehensive income amounted to $86,331, $72,747 and $93,246, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the net settlements on interest rate swaps amounts to $227.

21. Subsequent Events:

(a) Declaration and payment of dividends (common stock): On January 3, 2020, the Company declared a dividend for the quarter ended December 31, 2019, of $0.10 per share on its common stock, which was paid on February 5, 2020, to stockholders of record of common stock as of January 21, 2020.

(b) Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On January 3, 2020, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on January 15, 2020 to holders of record as of January 14, 2020.

(c) Sale of vessels: On January 16, 2020, the Company contracted to sell Neapolis (Note 6), at a price of $3,051. The vessel was delivered to its buyers on January 31, 2020.

(d) Delivery of vessel: On January 17, 2020, the Company took delivery of the 2009-built, 4,258 TEU, secondhand containership JPO Virgo.

(e) Loan prepayment: Following the sale of Neapolis (Note 21(c)), the Company prepaid on January 24, 2020 the amount of $1,385 related to the term loan discussed in Note 10.A.9.

(f) New loan agreement and drawdown: On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Volans, Vulpecula, Vela and JPO Virgo (Notes 6 and 21(d)). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches.