Form 20-F
period 2020-12-31
Costamare Inc.
filed 2021-03-01
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

122,160,138 shares of Common Stock
1,970,649 Series B Preferred Stock, $0.0001 par value per share
3,973,135 Series C Preferred Stock, $0.0001 par value per share
3,986,542 Series D Preferred Stock, $0.0001 par value per share
4,574,100 Series E Preferred Stock, $0.0001 par value per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒  No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

•	currency amounts in this annual report are in U.S. dollars; and

•

all data regarding our fleet and the terms of our charters is as of February 19, 2021; 10 of our 77 containerships (including one vessel under construction and four secondhand vessels that we have agreed to acquire) have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

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

•

the severity and duration of the COVID-19 pandemic, including governments’ related responses to the outbreak which could negatively impact global output and demand and cause a severe or prolonged decline in global economic activity;

•

business disruptions and economic uncertainty resulting from the continued outbreak of the COVID-19 virus (and strains that may emerge), including possible delays due to quarantine of vessels and crew caused by COVID-19 infection;

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the effect of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions due to natural disasters or other disasters outside our control;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	expectations relating to dividend payments and our ability to make such payments;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2020. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets at December 31, 2019 and 2020, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$468,189	$412,433	$380,397	$478,109	$460,319
Expenses:
Voyage expenses	1,887	2,649	5,847	5,291	7,372
Voyage expenses-related parties	3,512	3,093	3,201	5,282	6,516
Vessels’ operating expenses	105,783	103,799	110,571	116,101	117,054
General and administrative expenses	5,769	5,651	5,408	5,551	7,360
General and administrative expenses—non-cash component	8,951	3,866	3,755	3,879	3,655
Management fees—related parties	18,629	18,693	19,533	21,319	21,616
Amortization of dry-docking and special survey costs	7,920	7,627	7,290	8,948	9,056
Depreciation	100,943	96,448	96,261	113,462	108,700
Amortization of prepaid lease rentals	6,779	8,429	8,150	—	—
Loss on sale of vessels, net	4,440	4,856	3,071	19,589	79,120
Loss on vessel held for sale	37,161	2,379	101	2,495	7,665
Vessels impairment loss	—	17,959	—	3,042	31,577
Foreign exchange (gains) / losses, net	360	(31)	51	27	300

Operating income	$166,055	$137,015	$117,158	$173,123	$60,328
Other Income / (expenses):
Interest income	$1,630	$2,643	$3,454	$3,349	$1,827
Interest and finance costs	(72,808)	(69,840)	(63,992)	(89,007)	(68,702)
Swaps breakage cost	(9,701)	—	(1,234)	(16)	(6)
Equity gain / (loss) on investments	(78)	3,381	12,051	11,369	16,195
Other, net	595	593	350	784	1,181
Loss on derivative instruments, net	(3,991)	(916)	(548)	(603)	(1,946)
Total other expenses	$(84,353)	$(64,139)	$(49,919)	$(74,124)	$(51,451)

Net Income	$81,702	$72,876	$67,239	$98,999	$8,877

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Earnings allocated to Preferred Stock	$(21,063)	$(21,063)	$(30,503)	$(31,269)	$(31,082)
Gain on retirement of Preferred Stock	—	—	—	—	619

Net income / (loss) available to Common Stockholders	$60,639	$51,813	$36,736	$67,730	$(21,586)

Earnings / (loss) per common share, basic and diluted	$0.79	$0.52	$0.33	$0.59	$(0.18)
Weighted average number of shares, basic and diluted	77,243,252	100,527,907	110,395,134	115,747,452	120,696,130
OTHER FINANCIAL DATA
Net cash provided by operating activities	$220,565	$191,754	$140,784	$250,391	$274,284
Net cash used in investing activities	(28,396)	(43,437)	(112,645)	(8,858)	(36,397)
Net cash used in financing activities	(144,426)	(139,995)	(80,533)	(212,153)	(241,862)
Net increase / (decrease) in cash, cash equivalents and restricted cash	47,743	8,322	(52,394)	29,380	(3,975)
Dividends and distributions paid	(75,003)	(37,758)	(49,143)	(58,655)	(65,470)
BALANCE SHEET DATA (at year end)
Total current assets	$209,829	$226,635	$170,768	$197,244	$192,050
Total assets	2,558,424	2,490,298	3,050,811	3,011,958	3,010,516
Total current liabilities	279,986	276,708	224,669	266,534	206,974
Total long-term debt, including current portion	1,058,327	853,572	1,316,554	1,426,162	1,465,619
Common stock	9	11	11	12	12
Total stockholders’ equity/net assets	1,074,424	1,218,539	1,357,124	1,410,728	1,348,820

	Average for the Year Ended December 31,
	2016	2017	2018	2019	2020
FLEET DATA
Number of vessels	53.6	52.7	55.8	60.3	60.0
TEU capacity	316,419	315,263	333,989	403,930	417,980

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factor Summary

•	uncertainties in global and regional demand for chartering containerships;

•	business disruptions resulting from the continued outbreak of the COVID-19 virus, including possible delays due to quarantine of vessels and crew caused by COVID-19 infection;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

•	uncertainties related to the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	disruptions in global financial markets relating to terrorist attacks or geopolitical risk;

•	our dependence on a limited number of customers operating in a consolidating industry;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	uncertainties related to conducting business in China;

•	our ability to obtain additional debt financing for future acquisitions of vessels;

•

uncertainties related to availability of existing vessels to acquire or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessel currently on order, or the useful lives of our vessels;

•	our ability to attract and retain qualified, skilled crew at reasonable cost;

•	uncertainties related to the price of fuel, and our reliance on suppliers;

•	a potential increase in operating costs associated with the aging of our fleet;

•	uncertainties related to the valuation of containership vessels;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our lack of diversification outside of the containership transportation business;

•	our ability to hedge against fluctuations in exchange rates and interest rates;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	the expected cost of, and our ability to comply with, changing environmental and operational safety laws;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

•	potential conflicts of interest between us and our largest shareholders;

•	uncertainties related to compliance with sanctions and embargo laws;

•	uncertainties in the interpretation of corporate law in the Marshall Islands;

•	the expected costs associated with complying with public company regulations; and

•	the limited ability of holders of Preferred Stock to vote on corporate matters.

Risks Inherent in Our Business

Our profitability and growth depends upon world and regional demand for chartering containerships, and weakness in the global economy may impede our ability to generate cash flows, maintain liquidity and continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Demand for container shipping services normally depends on aggregate economic demand while the underlying supply situation can exaggerate the balance. In addition, regional variations in the aforementioned supply demand balance can create big variations in specific sectors affecting different types of vessels disproportionally.

During the first six months of 2020 the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels and three year time charter rates of 6,800 TEU to 9,000 TEU vessels published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Platou brokers (1993=100)) dropped by 33% to a level of 41.26 points whilst as of end of December 2020, it stood at 90.75 points demonstrating an increase of 120% during the second half of 2020.

According to Clarkson Research, Container trade grew by a compound annual growth rate of 4.6% per annum between 2010 and 2018. In 2019 trade grew by 1.8%, while in 2020 it is estimated that container trade declined by 1.1%, largely due to the COVID-19 pandemic. In 2020, containership supply continued to exceed demand during the year as more large vessels were delivered and scrapping was limited to only 189,000 TEU, leading to a capacity growth of 2.9%. In addition, according to Clarkson Research, as of December 2020, future supply as represented by the containership order-book amounted to 9.4% of the existing fleet capacity, 72% of which was for vessels with a carrying capacity in excess of 12,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. On average, ships on order take 2-3 years to be built. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as the box freight rates charged by liner companies to shippers.

Freight rates have become very volatile since the onset of the COVID-19 pandemic. More specifically, during the first half of 2020 Clarksons Containership Timecharter Index decreased by 33% due to the pandemic and the associated disruptions in world trade. However, due to the increase in the demand for consumer goods and the dislocation of empty container boxes away from manufacturing countries during the second half of 2020 the aforementioned index fully recovered during the year, ending at 90.75 points and posting a 47% increase year-on-year. Liner companies, to which we seek to charter our containerships, have benefited from consolidation since 2014 either through mergers and acquisition or through the formation of mega alliances. However, liner companies face challenges due to the on-going delivery of very large containerships and future potential negative effects in world trade demand due to the ongoing pandemic crisis. In addition, the introduction since January 1, 2020 of a global sulphur cap on fuels is expected to increase their fuel costs and may lead to a two tier market, reducing the demand for vessels either not equipped with exhaust gas scrubbers or with high specific fuel consumption. Low box rates, coupled with a sudden increase in fuel costs, would negatively affect the profitability of liner companies and could lead to lower charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

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

Our financial and operating performance may be adversely affected by the continued outbreak of the COVID-19 virus.

Our business may be adversely affected by the continued outbreak of the COVID-19 virus, which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. Average time-charter rates have improved significantly in the second half of 2020, however, the underlying reasons for this improvement, such as tight supply lines and newbuild construction being put on hold due to the pandemic, could reverse, which could negatively impact our business. As the situation is continuously evolving with furthered waves of infections across many countries worldwide, the development and distribution of multiple vaccines, and the emergence of new variants of the COVID-19 virus that may undermine such vaccines, it is difficult to predict the ultimate severity and long-term impact of the pandemic on the industry and Costamare at this time. Furthermore, it is difficult to predict what impact the abatement or continuation of the pandemic may have on our business. The duration of scheduled repairs could exceed the previously calculated period, causing our vessels to remain off-hire for longer periods than planned. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment. It is also possible that the liner companies that charter our vessels may be materially impacted by the effects of the COVID-19 virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which, however, are legally binding).

Any global recession caused by the pandemic could be prolonged and could also severely affect financing institutions. If any such impact on the financial system is not addressed, we may find it difficult to finance loans that are maturing or to obtain financing for new projects, thus materially affecting our financial position.

An oversupply of containership capacity may reduce charter rates and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed with the order-book reverting to below average levels, but significantly skewed towards large vessels of over 12,000 TEU. According to Clarkson Research, as of December 2020, the containership order-book represented 9.4% of the existing fleet capacity, 72% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

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

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected entry into service of new technologically advanced containerships may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases and/or extended charter periods, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

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

Downside risks to the world economy, renewed terrorist activity, the continuance of the pandemic crisis, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies, increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Political events such as the continued global trade war between the U.S. and China, the uncertainty surrounding the political and economic effects of the exit of the United Kingdom from the European Union, the economic impact of and global response to the emergence of a pandemic crisis such as the outbreak of the COVID-19 virus, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. A slowdown in the global economy may cause a decrease in worldwide demand for goods shipped in containerized form.

In addition, we anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. There may also be long-term adverse impacts from the COVID-19 pandemic crisis in China which negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Geopolitical risks may affect the ability of certain of our managers, which have offices in Greece, to operate efficiently.

The location of our managers’ offices in Greece exposes them to geopolitical risks facing Greece, including a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers and service provider with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet, including any vessels in our fleet that may fly the Greek flag.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”)

and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 91%, 97% and 91% of our revenue in 2018, 2019 and 2020, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. On January 31, 2020, the United Kingdom withdrew from the European Union (an event commonly referred to as “Brexit”), opening a standstill transition period during which European Union law still applied in the United Kingdom that remained in effect until last December 31, 2020. On December 24, 2020, the United Kingdom government and the European Union agreed to a trade deal, which went into effect on January 1, 2021, replacing the transitional agreements. While the trade agreement reached contemplates zero tariffs and quotas on goods, some specifics of the deal related to financial services have not been agreed upon. Additionally, the end of free movement could significantly disrupt the exchange of people and services between the United Kingdom and the European Union, resulting in the imposition of impediments to trade. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The previous U.S. administration under President Trump rejected multilateral trade agreements in favor of bilateral relations and purported to seek more favorable terms in its dealings with its trade partners. The previous U.S. administration under President Trump withdrew from certain trade agreements, such as the Trans-Pacific Partnership, in order to achieve these goals. In addition, the ongoing global trade war between the U.S. and China has resulted in both governments imposing punitive tariffs.

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

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial amount of business in China, including through one of our managers V.Ships (Shanghai) Limited (“V.Ships Shanghai”), a Chinese corporation which, as of February 19, 2021, operated 17 vessels (including two vessels purchased under the Framework Deed with York) that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, we have charters with COSCO, a Chinese corporation, we are currently constructing one container vessel in a Chinese shipyard and we have entered into sale and leaseback transactions in respect of 16 vessels (including two vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

The declaration and payment of dividends (including cumulative dividends payable to the holders of our Preferred Stock) is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and/or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	disruptions related to the ongoing COVID-19 pandemic;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us;

•	the dividend policy adopted by Costamare Ventures and the Joint Venture entities; and

•	the amount of any cash reserves established by our board of directors.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable (through our managers) to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our operations and results may be adversely affected by the Framework Deed or by a default by our partner under the Framework Deed.

The joint venture governed by the Framework Deed was the exclusive joint venture of the Company for the acquisition of new vessels until the end of the commitment period on May 15, 2020. The Framework Deed will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

The operation of the Framework Deed may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the Framework Deed. Our managers may face conflicts of interest in the course of managing both our wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels. Furthermore, in order to obtain financing at reasonable commercial terms, we have guaranteed the debt of certain joint venture entities. We have entered into share purchase agreements, allowing us to acquire for nominal consideration all the shares in the entities for whose benefit the guarantees have been issued that we do not already own if we are called to pay under the guarantees. However, it is not certain that the value of those shares acquired for nominal consideration will cover in full any payment we are called to make under the guarantees. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

If York were to delay or default in meeting its commitments under the Framework Deed to provide equity or under any guarantee it provides to support a charter or a financing agreement, or if York fails to provide any supplemental funding that may be required under the Framework Deed or otherwise due to adverse economic conditions, our commercial relations with charterers and financial institutions could be adversely affected. Under such circumstances, or if we are called to pay under the guarantees we have provided in favor of joint venture entities, we may be required to provide additional funding, we may have to unwind a Joint Venture investment at an unfavorable price or have to terminate the Framework Deed, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

Delay in the delivery of our newbuild vessel on order, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contract for a newbuild vessel, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	sanctions imposed on the shipyard

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	disruptions due to the outbreak of COVID-19;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.

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

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. As of February 19, 2021, we have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Since our vessels are employed on a time charter basis, the cost of fuel is born by our charterers, thus making our vessels which are not equipped with scrubbers less competitive compared to vessels that are equipped with scrubbers. Ships not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including expenditures to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology or design. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.

As of February 19, 2021, our current fleet of 77 containerships, including one vessel under construction, four secondhand vessels we have agreed to acquire and 10 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 10 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet, Acquisitions and Vessels Under Construction”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of February 19, 2021, our current fleet of 77 containerships, including one vessel under construction, four secondhand vessels we have agreed to acquire and 10 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 10 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The risk of realizing a loss on the sale of a containership is greater during periods when vessel values are low compared to their historical levels. In fiscal year 2020, we sold five of our vessels and realized a loss of $79.1 million. In the future, we may sell further vessels under similar unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. During the year ended December 31, 2020, we recorded a $31.6 million impairment loss on five of our vessels and a loss on a vessel held for sale of $7.7 million. If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

We face substantial competition from a number of experienced companies, including liner companies, state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

If market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth.

As of February 19, 2021, the current time charters for 17 of our 73 containerships in the water, including one vessel under construction and the 10 containerships purchased pursuant to the Framework Deed with York, but excluding the four vessels we have agreed to acquire, will expire in 2021. We have options to extend the charters for two of our vessels whose charters are scheduled to expire in 2021 for successive one year periods until 2023. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. There is currently more demand for long-term time charters compared to 2019, however the supply of container vessels has increased due to newbuild deliveries of larger vessels and the cascading effect to smaller vessels, as well as the ongoing consolidation among liner companies. If conditions change, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in or provide guarantees to other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 105% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2020, we had outstanding indebtedness of approximately $1.60 billion, including the obligations under our finance leases and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. In addition, we have guaranteed $307.9 million of indebtedness outstanding at certain Joint Venture entities. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2020, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $257.3 million. As of December 31, 2020, our obligations under finance leases and other financing arrangements which were under fixed interest rates amounted to $762.3 million. From time to time, we also enter into certain currency hedges. As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar contracts totaling $16.0 million. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. On November 30, 2020 the administrator of LIBOR, ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties. While we use interest rate swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—B.

Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars, but a substantial portion of our vessels’ operating expenses are incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If the new ship designs that are currently being promoted by shipyards as more fuel efficient indeed perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our stockholders.

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

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely. Furthermore, on January 1, 2020, the emissions standard under Annex VI to MARPOL for the reduction of sulphur oxides, announced in 2016 by the International Maritime Organization (“IMO”), was phased in. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of our vessels in the future, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. We have currently installed scrubbers in 15 of our containerships, including one containership under construction. Ships not equipped with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubber that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2020, of our containerships in the water (excluding the vessels we have agreed to acquire and the two vessels under construction) 34 were EU-flagged and 37 were non-EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2020, 34 of our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable containerships as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our containerships.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

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

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels without first offering the same to us. It also requires him to offer certain charters to our vessels where the charter is suitable for both our vessel and a vessel he owns outside of Costamare. These restrictions have been waived by the Board of Directors with respect to 10 container vessels in which Konstantinos Konstantakopoulos has an interest, five of such waivers occurring in the year ending December 31, 2020. There is a risk that additional such waivers could be increasingly granted in the future. This could give rise to a conflict of interest, which could adversely impact our results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”. In addition, the restrictive covenant agreement is governed by English law, and English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that there is a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.

Costamare Shipping Company S.A. (“Costamare Shipping) and Costamare Shipping Services Ltd. (“Costamare Services”) which provide services to our vessels and/or to our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements, are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Costamare Shipping, is the manager of a vessel privately owned by our chairman and chief executive officer. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, also controls 50% of Blue Net Chartering GmbH & Co. KG (“Blue Net”) which provides charter brokerage services to our vessels under the Brokerage Agreement and of Blue Net Chartering Asia Pte. Ltd. (“Blue Net Asia”) which provide charter brokerage services to our vessels on a case by case basis. Blue Net does not provide its services to the vessels for which charter brokerage services are being provided by Blue Net Asia. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at February 19, 2021 of approximately 21.8% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, is the owner of one container vessel (which is comparable to two of our vessels), holds a passive interest in certain companies that own nine containerships comparable to 37 of our vessels (including four vessels acquired under the Framework Deed) and may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in one company that owns a containership comparable to five of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Costamare Shipping provides management services in respect of the Joint Venture vessels as well as one vessel that is privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, that are similar to and compete with our vessels. V.Ships Greece, V.Ships Shanghai, HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), Blue Net and Blue Net Asia provide and actively seek to provide services to third parties, while F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) provides services to container vessels related to their owners. In addition to providing brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, Blue Net and Blue Net Asia provide brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third party vessels include vessels owned by Peter Döhle Schiffahrts-KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

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

Pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015, as amended and restated on January 17, 2020 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015, as amended on July 24, 2019 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, certain commercial, technical and administrative services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement or the Services Agreement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

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

We may not be able to realize expected benefits from the appointment of Blue Net and Blue Net Asia as chartering broker for our vessels.

On January 1, 2018, Costamare Shipping entered into a charter brokerage agreement, as may be amended from time to time (the “Brokerage Agreement”), with Blue Net. Blue Net provides chartering services to our vessels and the vessels acquired under the Framework Deed with York, as well as to other third party vessels. In addition, Blue Net Asia provides charter brokerage services to our vessels on a case by case basis. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net and Blue Net Asia. See “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”. While we believe that the appointments of Blue Net and Blue Net Asia as chartering brokers for our vessels will ultimately improve the charter rates at which we charter our vessels, we may not be able to realize the expected benefits. Furthermore, any benefits that we may ultimately gain from the arrangement may not be realized until some time has passed.

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

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as the Company, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. In addition, President Trump has imposed sanctions against additional sectors of the Iranian economy. President Trump issued sanctions regarding the iron, steel, aluminum and copper sectors of Iran in May 2019, and the construction, mining, manufacturing and textiles sectors of Iran in January 2020. These sanctions also encompass significant transactions to sell, supply or transfer to Iran goods or services related to the aforementioned sanctioned sectors.

From January 2011 through December 2020, vessels in our fleet made a total of 206 calls to ports in Iran, Sudan and Syria, representing approximately 0.40% of our approximately 51,195 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law or a bankruptcy act, and as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

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

During the year ended December 31, 2020, we have issued 2,429,542 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2020, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2020, we had outstanding indebtedness, including our lease obligations and other financing arrangements, of approximately $1.60 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.5 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family own as at February 19, 2021, directly or indirectly, approximately 55.9% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated drybulk carrier vessels. In 1984, we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed itself, will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. For more information on the Company’s capital expenditures and divestitures, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

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

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 19, 2021, we had a fleet of 77 containerships with a total capacity of approximately 555,810 TEU, including one vessel under construction, four secondhand vessels we have agreed to acquire and 10 containerships acquired under the Framework Deed, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 72 vessels in the water, aggregating approximately 522,150 TEU, (ii) one vessel under construction with approximately 12,690 TEU that is scheduled to be delivered to us during the second quarter of 2021, based on the current shipyard schedule and (iii) four secondhand vessels that we have agreed to acquire aggregating approximately 20,970 TEU. As of February 19, 2021, 10 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.2%, 99.5% and 99.6% in 2018, 2019 and 2020, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of February 19, 2021, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 77 containerships, including the vessel under construction, the four secondhand vessels that we have agreed to acquire and the 10 vessels acquired under the Framework Deed, was approximately 4.3 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 19, 2021, our fixed-term charters for our fleet of 77 vessels represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $237.2 million)). We have charters for 2 wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods until 2023 at market rate plus $1,100 per vessel per day.

As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, to other third party sub-managers. We believe that having several management companies, both affiliate and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Vessels Under Construction

Our Fleet

The tables below provide additional information, as of February 19, 2021, about our fleet of 77 containerships, which includes one vessel under construction, four secondhand vessels that we have agreed to acquire and the 10 containerships acquired pursuant to the Framework Deed with York. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026

2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026

3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026

4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026

5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026

6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030

7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030

8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030

9	YM TARGET	Yang Ming	2021	12,690	(*)	November 2030

10	CAPE AKRITAS(i)	ZIM/MSC	2016	11,010	34,750/33,000	June 2031(3)

11	CAPE TAINARO(i)	ZIM/MSC	2017	11,010	38,000/33,000	January 2031(3)

12	CAPE KORTIA(i)	ZIM/MSC	2017	11,010	34,750/33,000	July 2031(3)

13	CAPE SOUNIO(i)	ZIM/MSC	2017	11,010	38,000/33,000	January 2031(3)

14	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	36,650	March 2025

15	COSCO GUANGZHOU	COSCO	2006	9,469	30,900	April 2022

16	COSCO NINGBO	COSCO	2006	9,469	30,900	April 2022

17	YANTIAN	COSCO	2006	9,469	39,600	February 2024(4)

18	BEIJING	COSCO	2006	9,469	39,600	March 2024(4)

19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024(4)

20	MSC AZOV	MSC	2014	9,403	46,300	December 2026(5)

21	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(6)

22	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(7)

23	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(8)

24	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(9)

25	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025

26	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025

27	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025

28	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025

29	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025

30	NAVARINO	MSC	2010	8,531	31,000	January 2025(10)

31	MAERSK KLEVEN	Maersk	1996	8,044	17,500	June 2023(11)

32	MAERSK KOTKA	Maersk	1996	8,044	17,500	June 2023(12)

33	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022

34	KURE	COSCO	1996	7,403	31,000	March 2023(13)

35	MSC METHONI	MSC	2003	6,724	29,000	September 2021

36	YORK	Maersk	2000	6,648	21,250	August 2022

37	KOBE	RCL Feeder	2000	6,648	14,500	August 2021

38	SEALAND WASHINGTON	Maersk	2000	6,648	18,500	March 2022(14)

39	SEALAND MICHIGAN	Maersk	2000	6,648	18,500	March 2022(14)

40	SEALAND ILLINOIS	Maersk	2000	6,648	18,500	March 2022(14)

41	MAERSK KOLKATA	Maersk	2003	6,644	18,500	March 2022(14)

42	MAERSK KINGSTON	Maersk	2003	6,644	18,500	March 2022(14)

43	MAERSK KALAMATA	Maersk	2003	6,644	18,500	March 2022(14)

44	ARIES	(*)	2004	6,492	(*)	December 2022

45	VENETIKO	(*)	2003	5,928	(*)	July 2021

46	ENSENADA(i)	(*)	2001	5,576	21,500	June 2021

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

47	ZIM NEW YORK	ZIM	2002	4,992	14,438	October 2021(15)

48	ZIM SHANGHAI	ZIM	2002	4,992	14,438	October 2021(15)

49	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024

50	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024

51	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025

52	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025

53	OAKLAND EXPRESS	Hapag Lloyd/Maersk	2000	4,890	13,750/24,500	March 2023(16)

54	VULPECULA	OOCL	2010	4,258	22,700	February 2023(17)

55	VOLANS	ZIM	2010	4,258	7,000	March 2021

56	VIRGO	Evergreen	2009	4,258	8,600	March 2021

57	VELA	OOCL	2009	4,258	22,700	January 2023

58	ULSAN	Maersk	2002	4,132	12,000	June 2021

59	NEOKASTRO	(*)	2011	4,178	(*)	December 2021

60	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024

61	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025

62	LAKONIA	COSCO	2004	2,586	17,300	February 2022(18)

63	SCORPIUS (ex. JPO SCORPIUS)	Pool	2007	2,572	Pool Participation

64	ETOILE	(*)	2005	2,556	(*)	March 2021

65	AREOPOLIS	COSCO	2000	2,474	17,300	March 2022(19)

66	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021

67	MESSINI	(*)	1997	2,458	9,850	April 2021

68	ARKADIA(i)	Evergreen	2001	1,550	8,650	April 2021

69	PROSPER	Sealand Maersk Asia	1996	1,504	8,500	March 2021

70	MICHIGAN	MSC	2008	1,300	5,800	September 2021

71	TRADER	(*)	2008	1,300	(*)	November 2021

72	LUEBECK	MSC	2001	1,078	7,750	February 2022

Vessels Agreed to be Acquired

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Daily Charter Rate(1) (U.S. dollars)	Period of Charter upon vessels delivery(2)

1	A 6,492 TEU vessel	(*)	2004	6,492	(*)	22-25 months

2	A 5,642 TEU vessel	(*)	2006	5,642	(*)	11-13 months

3	A 4,578 TEU vessel	No charter fixture	2009	4,578	No charter fixture	No charter fixture

4	A 4,256 TEU vessel	Maersk	2010	4,256	22,750	24.5-27.5 months

All four vessels are expected to be delivered within 2021.

Vessel Under Construction

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(20)

1	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)	Charter terms and expiration dates are based on the earliest date charters could expire.

(3)

Upon redelivery of each vessel from ZIM between March 2021 and October 2021, each vessel will commence a charter for a period of approximately 10 years, with MSC at a daily rate of $33,000. Until then the daily charter rate of Cape Akritas and Cape Kortia will be $34,750 and the daily charter rate of Cape Sounio and Cape Tainaro will be $38,000.

(4)

The daily rate of $39,600 will apply from April 1, 2021 for Yantian and Cosco Hellas and from May 1, 2021 for Beijing. Until the aforementioned dates the vessels will be chartered at an undisclosed daily rate.

(5)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

(6)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

(7)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

(8)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

(9)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

(10)	This charter rate will be earned by Navarino from April 15, 2021. Until then the daily charter rate will be $23,000.

(11)

From April 9, 2021, the daily rate of Maersk Kleven is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

(12)

From April 25, 2021, the daily rate of Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

(13)	This charter rate will be earned by Kure from March 23, 2021. Until then the daily charter rate will be $9,500.

(14)

The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

(15)

The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year has been determined at $14,438 per day.

(16)

Upon redelivery of Oakland Express from Hapag Lloyd, expected in March 2021, the vessel will commence a charter for a period of 24 to 27 months, with Maersk at a daily rate of $24,500. Until then the daily charter rate will be $13,750.

(17)	This charter rate will be earned by Vulpecula from March 28, 2021. Until then the daily charter rate will be $7,000.

(18)	This charter rate will be earned by Lakonia from February 24, 2021. Until then the daily charter rate will be $7,500.

(19)	This charter rate will be earned by Areopolis from March 3, 2021. Until then the daily charter rate will be $7,500.

(20)	Based on latest shipyard construction schedule, subject to change.

Framework Deed

Under the Framework Deed entered into on May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right to subcontract to V.Ships Greece. After acquiring a number of both newbuild and secondhand container vessels, the commitment period of the Framework Deed ended on May 15, 2020. The Framework Deed itself will terminate on May 15, 2024 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such Joint Venture entities between itself and York to reflect their cumulative participation in all such entities. We account for the entities formed under the Framework Deed as equity investments.

Joint Venture entities currently own 10 vessels, totaling approximately 72,250 TEU. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 19, 2021, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 77 containerships (including one vessel under construction, four secondhand vessels we have agreed to acquire and the 10 vessels acquired pursuant to the Framework Deed), was approximately 4.3 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

Our customers include many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, OOCL, Sealand Maersk Asia, RCL Feeder and ZIM.

A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 91%, 97% and 91% of our revenue in 2018, 2019 and 2020, respectively.

Management of Our Fleet

Costamare Shipping is the head manager for our containerships and provides our subsidiaries with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 35 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager.

Costamare Shipping may subcontract certain of its obligations to affiliated sub-managers or to V.Ships Greece or, subject to our consent, to other third party sub-managers or direct that such affiliated or third party sub-managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with V.Ships Greece, or, following our consent, Vinnen or HanseContor, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai.

In 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offered ship-management services to third-party owners, including Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners (including Joint Venture vessels in our fleet) is split equally between V.Ships Greece and Costamare Shipping. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement. As such, we received $350,000 of the Cell’s net profit for the year ended December 31, 2019, and no share of such net profit for the year ended December 31, 2020. Costamare Shipping had certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping and V.Ships Greece terminated the Co-operation Agreement on October 16, 2020, whereupon V.Ships Greece remained as manager of the Company’s containerships previously managed under the Cell.

Shanghai Costamare was established in February 2005 and is owned (indirectly) 70% by our chairman and chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing, among other services, manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. Shanghai Costamare provided these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and transfer its personnel and vessels under management to V.Ships Shanghai. V.Ships Greece took over the management of the Company’s vessels previously managed by Shanghai Costamare and appointed V.Ships Shanghai as sub-manager of the vessels. The last vessel was transferred to the management of V.Ships Greece/V.Ships Shanghai on January 8, 2021 whereupon Shanghai Costamare terminated operations.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time. Blue Net provides chartering brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. We believe that the appointment of Blue Net will allow us to improve the charter rates at which we charter our vessels. Blue Net also provides chartering brokerage services in exchange for a fee to all the vessels belonging to a chartering pool which includes one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company indirectly 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

Costamare Services is a service provider which was established in May 2015, and is controlled by our chairman and chief executive officer and members of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, crewing and administrative services, including representation, pursuant to the Services Agreement.

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services. Costamare Shipping and Costamare Services report to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors.

We believe that having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, V.Ships Shanghai mostly employs Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese Charterers and suppliers. Our cooperation with V.Group which started with the establishment of the Cell under V.Ships Greece and has now expanded, as well as our cooperation with Vinnen and HanseContor provides added operational flexibility and a high level of management services.

We believe that our managers are well regarded in the industry and use innovative practices and technological advancement to maximize the efficiency of the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our managers, with Costamare Shipping, our head manager under the Framework Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping and V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award.

As of February 19, 2021, and excluding the four vessels that we have agreed to acquire,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships, including five Joint Venture vessels and one vessel under construction;

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 20 of our containerships including three Joint Venture vessels;

•	V.Ships Shanghai provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 17 of our containerships including two Joint Venture vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to five of our containerships; and

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to six of our containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Currently, we have consented to Costamare Shipping providing management services to one container vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides post fixture services in respect of five container vessels partly privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. In the past, Shanghai Costamare, only provided services to third parties on a limited basis, whereas currently, V.Ships Greece, V.Ships Shanghai, HanseContor, Blue Net and Blue Net Asia provide and actively seek to provide services to third parties, while Vinnen provides services to container vessels related to their owners.

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

Costamare Shipping received in 2020 and 2019 a fee of $956 per day pro-rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2020 and 2019, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2020 and 2019 a fee of 0.60% which increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2021. During the year ended December 31, 2020 and December 31, 2019, Costamare Shipping received in total an ad hoc fee from a third-party ship broker $396,798 and $595,316, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2020 and December 31, 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.6 million and $3.8 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2020 and December 31, 2019, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2020, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for four more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2020. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management

Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements, the supervision agreements and the Services Agreement, liability of Costamare Shipping and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services. Further, we are required to indemnify Costamare Shipping and Costamare Services for liabilities incurred by them in performance of the Framework Agreement, separate ship-management agreements, supervision agreements and the Services Agreement respectively, in each case except in instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services.

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

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our chief executive officer, our chief financial officer and our general counsel and secretary are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. During the year ended December 31, 2020, Costamare Shipping and Costamare Services employed approximately 100 people in total, all of whom were shore-based. As of December 31, 2020, approximately 1,704 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability and actual or constructive total loss in accordance with the Nordic Marine Insurance Plan, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our containerships is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited number of off-hire days.

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

Our protection and indemnity insurance coverage is currently subject to a limit of about $5 billion per vessel per incident except that for pollution the limit is set at $1.0 billion per vessel per incident.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2021	2022	2023	2024	2025
Number of vessels	17	9	21	9	15

(1)	Excludes one vessel that had been classified as an asset held for sale (sold in February 2021) and the four vessels that we have agreed to acquire.

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

Amendments to Annex VI that entered into force in July 2010, and were phased in on January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m in 2020, which is a significant reduction from the 3.5% m/m global limit previously in place. Effective from January 1, 2020, vessels must now either be equipped with exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. From March 1, 2020, vessels not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in fifteen of our vessels, including one vessel under construction. Our vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

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

Amendments to MARPOL Annex VI, which entered into force on March 1, 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data will be reported to the ship’s flag state (“Flag Administration”) on an annual basis. All our existing vessels have submitted to their Flag Administration the data required by regulation 22A of Annex VI of the MARPOL Convention, covering ship operations for the year ended December 31, 2019. The data was collected and reported in accordance with the methodology and processes set out in the vessels’ SEEMP and the vessels are now carrying the relevant Statement of Compliance in accordance with the Fuel Oil Data Collection System. For the second reporting period, which is for the year ended December 2020, the necessary data will be submitted to each ship’s flag by March 31, 2021.

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

In addition, in 2011, the MEPC of the IMO adopted two sets of mandatory requirements to address greenhouse gas emissions from ships. The Energy Efficiency Design Index (“EEDI”) requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at that time.

As a result of the IMO’s continuous work to contribute to global efforts against climate change, the initial GHG Strategy was in April 2018. The initial IMO GHG Strategy has established levels of ambition that are subject to ongoing reviews by the organization. The ambition levels have considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels. The initial GHG Strategy introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures include the evaluation and improvement of vessel energy efficiency requirements (EEDI, SEEMP regulations), the application of technical efficiency measures for existing ships (“EEXI regulations”) and the introduction and regulation of carbon intensity (“CII”) for ships in operation.

Mid-term and long-term measures include developing an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures (“MBMs”) to incentivize GHG emissions reduction. Possible mid-term measures could be measures finalized and agreed by the IMO between 2023 and 2030, whereas possible long-term measures could be finalized and agreed by the Marine Environment Protection Committee beyond 2030. Dates of entry into force and when the measures can effectively start to reduce GHG emissions would be defined for each measure individually.

In MEPC 75 the Intersessional Meeting of the Working Group on Reduction of GHG Emissions from Ships (ISWG- HG 7) has considered a number of concrete proposals to improve the energy efficiency of existing ships. It was agreed to introduce the necessary amendments to MARPOL Annex VI, Chapter 4 by application and enforcement of the EEXI regulations as a goal-based energy efficiency measure, together with CII regulations regarding operational carbon intensity.

Development of the EEXI regulatory framework aims to improve the energy efficiency of existing ships by implementation of technical measures. The attained EEXI will be ship-specific i.e., it will be calculated for each individual vessel and verified by the Flag Administration or any organization authorized by it. When a ship’s Attained EEDI does not meet the EEXI threshold, technical modification options may be considered for compliance (e.g. engine power limitation, retrofit of energy saving technologies, alternative fuels). For such cases, the Attained EEXI calculation shall be calculated and verified based on the guidelines to be adopted by the IMO. The EEXI calculation guidelines have been developed but so far remain in draft form. The calculation methodology is aligned with that used for EEDI. The Required EEXI would be the regulatory limit for EEXI and its calculation will be in line with the EEDI reference line values using reduction factors specific to EEXI.

To address the compliance challenges that some of the existing vessels, particularly the older ones, may face while keeping in line with the IMO Strategy’s level of ambition 2020 we may have to incur significant capital expenditures that we cannot predict accurately at that time in order to apply efficiency improvement measures and meet the Required EEXI threshold such as Shaft/ Engine power limitation (power optimization), Fuel Change, Energy Saving Devices, Replacement with new ships.

We estimate that the introduction of EEXI regulatory framework may accelerate the scrapping of older tonnage, while and the adoption of Shaft/ Engine power limitation as measures to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships that would go into operation to pick up the slack for a reduction in capacity. The exact impact of these regulations on our business and operations cannot be easily predicted.

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

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. The IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force on September 8, 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the new standards pertaining to the treatment of the ballast water (“D-2 Standard”) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule is intended to ensure full global implementation by September 8, 2024. For existing vessels we proceed, as required, with the installation of treatment systems to comply with the D-2 standard at the time of the periodical dry-docking of the relevant vessels.

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

On September 16, 2020, the European Parliament adopted amendments requiring shipping companies to reduce on a linear basis their annual average CO2 emissions relative to transport work, for all their ships, by at least 40% by 2030, with penalties for non-compliance. In order to obtain data on transport work, the reporting of ’cargo carried’ per voyage would remain mandatory. In addition, the amendments introduce environmental performance labelling of ships, and calls for inclusion of methane and other greenhouse gases besides CO2, and better supply of shore-side electricity in ports. The European Commission would have to review the regulation in light of future IMO measures. The report would include maritime shipping under the EU Emissions Trading System (“ETS”) Directive from 2022. It also calls for an ’Ocean Fund’ for the 2022-2030 period, financed by revenues from auctioning ETS allowances, which would be used to make ships more energy-efficient, to support investment in innovative technologies and infrastructure for decarbonising maritime transport, and to protect marine ecosystems impacted by climate change. The European Commission would be required to assess any new global market-based emission reduction measures adopted by the IMO with respect to their ambition and environmental integrity.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 19, 2021, has 83 subsidiaries, 76 of which are incorporated in Liberia, six which are incorporated in the Republic of the Marshall Islands and one which is incorporated in the Republic of Cyprus. Of our Liberian subsidiaries, 59 own vessels in the water and one owns a vessel under construction, with the remaining subsidiaries dormant. Of our Marshall Islands subsidiaries, five own vessels in the water and one holds all our participations in companies formed under the Framework Deed. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 19, 2021 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

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

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 19, 2021, we had a fleet of 77 containerships with a total capacity of approximately 555,810 TEU, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 72 vessels in the water, aggregating approximately 522,150 TEU, (ii) one vessel under construction with approximately 12,690 TEU that is scheduled to be delivered to us within the second quarter of 2021 and (iii) four secondhand vessels we have agreed to acquire of approximately 20,970 TEU. As of February 19, 2021, 10 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of February 19, 2021, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 77 containerships (including one vessel under construction, four secondhand vessels we have agreed to acquire and the 10 vessels acquired pursuant to the Framework Deed), was approximately 4.3 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2020, our fixed-term charters represented an aggregate of $2.3 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership and the exercise of the owner’s unilateral extension options (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2020” in “Item 5. Operating and Financial Review and Prospects A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 19, 2021, our fixed-term charters represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $237.2 million)) and the exercise of the owner’s unilateral extension options. We have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods until 2023 at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2020. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes 10 vessels in the water. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

	2021	2022	2023	2024	2025	2026	2027 and thereafter

No. of Vessels whose Charters Expire(1)	30	11	—	2	8	8	7

TEU of Expiring Charters	147,116	78,575	—	9,914	62,580	99,177	82,256

Contracted Days	15,693	10,133	9,125	9,089	6,679	3,786	6,837

Available Days	8,190	13,592	14,600	14,701	17,046	19,137	99,462

Contracted/Total Days(2)	65.7%	42.7%	38.5%	38.2%	28.2%	16.5%	6.4%

Contracted/Total Days (TEU-adjusted)(3)	76.8%	57.7%	53.5%	53.3%	43.4%	27.2%	10.8%

(1)

Includes the exercise of owner’s unilateral extension options for five of our vessels, two vessels under construction, three secondhand vessels that we had agreed to acquire, and excludes vessels purchased pursuant to the Framework Deed.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Halifax Express has been classified as a vessel held for sale and therefore the available days are calculated up to December 31, 2020.

(3)	Contracted Days coverage adjusted by TEU capacity.

Our containership fleet is currently under time charters with 11 different charterers. For the three years ended December 31, 2020, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 91%, 97% and 91% of our revenue in 2018, 2019 and 2020, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 60 months. We have dry-docked 35 vessels over the past three years, including one Joint Venture vessel, and we plan to dry-dock 17 vessels in 2021 and nine vessels in 2022 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2021 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides our subsidiaries with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. As of February 19, 2021, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other third party sub-managers, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, crewing and administrative services pursuant to the Services Agreement. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, such as specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services.

Costamare Shipping received in 2020 and 2019 a fee of $956 per day pro-rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract, and a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2020 and 2019 a fee of 1.10%, increased from a fee of 0.60% effective July 1, 2019, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2021. During the year ended December 31, 2020 and December 31, 2019, Costamare Shipping received in total an ad hoc fee from a third-party ship broker of $396,798 and $595,316, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2019 and December 31, 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.8 million and $3.6 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 20120 and December 31, 2019, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2020, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for four more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements and supervision agreements and the Services Agreement, liability of Costamare Shipping and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services. Further, we are required to indemnify Costamare Shipping and Costamare Services for liabilities incurred by them in performance of the Framework Agreement, separate ship-management agreements, supervision agreements, and the Services Agreement respectively, in each case except in instances of gross negligence or willful misconduct on the part of our affiliated managers or Costamare Services.

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or together with V.Ships Greece directly or, upon being directed to do so by the relevant Joint Venture entity through V.Ships Shanghai. During the year ended December 31, 2020, Costamare Shipping charged in aggregate to Joint Venture vessels the amount of $3.6 million and to the vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $0.3 million, in each case for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by our chairman and chief executive officer, Konstantinos Konstantakopoulos, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020 with retroactive effect from January 1, 2019, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2019 and 2020 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018 which remain chartered under the same charter party, the fee for the duration of such charter was €1,281 for the years ended December 31, 2019 and 2020. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the vessels it manages, to pay Blue Net Asia, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, a commission of 1.25% of the gross daily hire earned from the charters arranged by it. During the year ended December 31, 2019 and December 31, 2020, we paid $418,452 and $377,982, respectively, in total to Blue Net and nil and $398,575, respectively, in total to Blue Net Asia for charter brokerage services. Blue Net also provides chartering brokerage services in exchange for a fee to all the vessels belonging to a chartering pool which includes one of our vessels, the Scorpius (ex. JPO Scorpius).

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one time items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Since then, and taking into consideration the prevailing market conditions, we have substantially grown our fleet, which as of February 19, 2021, amounted to a total of 77 vessels, including one vessel under construction, four secondhand vessels we have agreed to acquire and the 10 containerships acquired by Joint Venture entities in which we hold a minority equity interest.

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

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2018, 2019 and 2020 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.2%, 99.5% and 99.6%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

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

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Revenues do not include any revenues for the Joint Venture vessels. Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight-line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

According to Clarkson Research, during 2005 the containership charter market registered the highest reading in its history. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates started an upward trend and made further gains in early 2011 before decreasing sharply in the second half of 2011. Time charter rates and charter free vessel values remained at low levels through

2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuild vessels resulted in the deterioration of rates and values across all types of vessels to historically low figures until the beginning of 2017. As idle capacity peaked, increased scrapping during 2016 and 2017 reduced the supply of excess vessels and helped charter rates improve gradually. In the second half of 2018, increased uncertainty due to the U.S.—China trade dispute, combined with some renewed supply growth, has pulled charter rates, especially for smaller tonnage, towards their historical low levels. Starting from relatively low levels, time charter rates especially for vessels over 4,000 TEU improved markedly during 2019 as the market started to adjust to the anticipated reduction of supply due to installation of scrubbers. The onset of the COVID-19 pandemic led to a 33% drop in charter rates during the first half of 2020; however, increased demand for consumer goods during the second half of 2020 coupled with geographical dislocation of empty container boxes away from production/manufacturing countries led to charter rates posting an increase of 47% at the end of 2020 compared to a year ago. While charter rates and the level of demand for containerships are historically volatile and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships should lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2020. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2020*

	On and After January 1,
	2021	2022	2023	2024	2025 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	420,794	334,921	315,997	315,995	632,583	2,020,290
Fleet Contracted Days(2)	15,693	10,133	9,125	9,089	17,302	61,342
Percentage of fleet contracted days/Total days(2)	65.7%	42.7%	38.5%	38.2%	11.3%	24.7%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters, and (c) the exercise of the owner’s unilateral options to extend the terms of those charters. The contracted revenues for the 14 vessels subject to the Sale and Leaseback transactions are included in the revenue calculations.

(2)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Halifax Express has been classified as a vessel held for sale and therefore the available days are calculated up to December 31, 2020.

*

The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Deed, but include the revenues and contracted days of the two vessels under construction and the three vessels that we have agreed to acquire.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter, third and related parties that are unique to a particular charter. Under our time charter arrangements, charterers bear the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2019 and 2020, commissions charged represented 43% and 37% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2020, approximately 34.5% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. The total management fees paid by us to our managers during the years ended December 31, 2018, 2019 and 2020 amounted to $19.5 million, $21.3 million and $21.6 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale / Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2018, 2019 and 2020, we sold two, five, and five vessels, respectively.

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

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

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

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

During the years ended December 31, 2020 and 2019, we had an average of 60.0 and 60.3 vessels, respectively, in our fleet. In the year ended December 31, 2020, we accepted delivery of the newbuild vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand containerships Virgo, JPO Scorpius and Neokastro with an aggregate TEU capacity of 10,962; and we sold the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express with an aggregate TEU capacity of 22,503. In the year ended December 31, 2019, we accepted delivery of the secondhand containerships JPO Vulpecula, Volans and Vela with an aggregate TEU capacity of 12,774 and we sold the vessels Sierra II, Reunion, Namibia II, MSC Pylos and Piraeus with an aggregate TEU capacity of 13,082. In the years ended December 31, 2020 and 2019, our fleet ownership days totaled 21,965 and 22,002 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2019	2020
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$478.1	$460.3	$(17.8)	(3.7%)
Voyage expenses	(5.3)	(7.4)	2.1	39.6%
Voyage expenses—related parties	(5.3)	(6.5)	1.2	22.6%
Vessels’ operating expenses	(116.1)	(117.1)	1.0	0.9%
General and administrative expenses	(5.6)	(7.4)	1.8	32.1%
Management fees—related parties	(21.3)	(21.6)	0.3	1.4%
General and administrative expenses—non-cash component	(3.9)	(3.7)	(0.2)	(5.1%)
Amortization of dry-docking and special survey costs	(8.9)	(9.0)	0.1	1.1%
Depreciation	(113.5)	(108.7)	(4.8)	(4.2%)
Loss on sale / disposal of vessels	(19.6)	(79.1)	59.5	n.m.
Loss on vessels held for sale	(2.5)	(7.7)	5.2	n.m.
Vessels’ impairment loss	(3.0)	(31.6)	28.6	n.m.
Foreign exchange losses	—	(0.3)	0.3	n.m.
Interest income	3.3	1.9	(1.4)	(42.4%)
Interest and finance costs	(89.0)	(68.7)	(20.3)	(22.8%)
Swaps’ breakage costs	—	—	—	—
Income from equity method investments	11.4	16.2	4.8	42.1%
Other	0.8	1.2	0.4	50.0%
Loss on derivative instruments	(0.6)	(1.9)	1.3	n.m.

Net Income	$99.0	$8.9

Vessels’ operational data	Year ended December 31,		Change	Percentage Change
	2019	2020
Average number of vessels	60.3	60.0	(0.3)	(0.5%)
Ownership days	22,002	21,965	(37)	(0.2%)
Number of vessels under dry-docking	6	11	5

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2020 and December 31, 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2019	2020
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$478.1	$460.3	$(17.8)	(3.7%)
Accrued charter revenue(1)	3.9	21.3	17.4	n.m.
Amortization of Time-charter assumed	0.2	0.2	—	—

Voyage revenue adjusted on a cash basis(2)	$482.2	$481.8	$(0.4)	(0.1%)

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

Voyage Revenue

Voyage revenue decreased by 3.7%, or $17.8 million, to $460.3 million during the year ended December 31, 2020, from $478.1 million during the year ended December 31, 2019. The decrease is mainly attributable to revenue not earned by five vessels sold during the year ended December 31, 2019 and five vessels sold during the year ended December 31, 2020, to decreased hire rates in certain of our vessels and to increased idle days of our fleet during the year ended December 31, 2020 compared to the year ended December 31, 2019; partly offset by revenue earned by three vessels acquired during the fourth quarter of 2019, one vessel acquired during the first quarter of 2020, four vessels acquired during the third quarter of 2020 and one vessel acquired during the fourth quarter of 2020.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 0.1%, or $0.4 million, to $481.8 million during the year ended December 31, 2020, from $482.2 million during the year ended December 31, 2019. Accrued charter revenue for the years ended December 31, 2020 and 2019, was a positive amount of $21.3 million and $3.9 million, respectively.

Voyage Expenses

Voyage expenses were $7.4 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the year ended December 31, 2019, included a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses—related parties

Voyage expenses—related parties were $6.5 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. Voyage expenses—related parties represent (i) fees of 1.25%1 in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.8 million and $0.4 million, in the aggregate, for the years ended December 31, 2020 and 2019, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $117.1 million and $116.1 million during the year ended December 31, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,329 and $5,277 for the year ended December 31, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $7.4 million and $5.6 million during the year ended December 31, 2020 and 2019, respectively, and both include $2.5 million paid to a related manager.

Management Fees—related parties

Management fees paid to our related managers were $21.6 million and $21.3 million during the year ended December 31, 2020 and 2019, respectively.

General and administrative expenses—non-cash component

General and administrative expenses—non-cash component for the year ended December 31, 2020 amounted to $3.7 million, representing the value of the shares issued to a related manager on March 30, 2020, June 30, 2020, September 30 and December 30, 2020. General and administrative expenses—non-cash component for the year ended December 31, 2019 amounted to $3.9 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $9.0 million and $8.9 million during the year ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, 11 vessels underwent and completed their special survey. During the year December 31, 2019, six vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the year ended December 31, 2020 and 2019 was $108.7 million and $113.5 million, respectively.

Loss on sale / disposal of vessels

During the year ended December 31, 2020, we recorded an aggregate net loss of $79.1 million from the sale of the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express. Neapolis and Zagora were classified as assets held for sale as at December 31, 2019. During the year ended December 31, 2019, we recorded an aggregate loss of $19.6 million from the sale of the container

[1] 0.75% until June 30, 2019

vessels Piraeus, MSC Pylos, Reunion, Sierra II and Namibia II. MSC Pylos was classified as asset held for sale as at December 31, 2018.

Loss on vessels held for sale

During the year ended December 31, 2020, we recorded a loss on vessels held for sale of $7.7 million representing the expected loss from sale of the vessel Halifax Express during the next twelve-month period. During the year ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million representing the expected loss from the sale vessels Neapolis and Zagora during the next twelve-month period.

Vessels’ impairment loss

During the year ended December 31, 2020, we recorded an impairment loss in relation to five of our vessels in the amount of $31.6 million, in the aggregate. During the year ended December 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate.

Interest Income

Interest income amounted to $1.9 million and $3.3 million for the years ended December 31, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $68.7 million and $89.0 million during the years ended December 31, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost and the reduced average loan balances during year ended December 31, 2020 compared to the year ended December 31, 2019.

Swaps’ Breakage Costs

During the year ended December 31, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate. During the year ended December 31, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate.

Income from Equity Method Investments

During the year ended December 31, 2020, we recorded an income from equity method investments of $16.2 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of December 31, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the year ended December 31, 2019, we recorded an income from equity method investments of $11.4 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our seven interest rate derivative instruments which were outstanding as of December 31, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2020, the fair value of these seven interest rate derivative instruments in aggregate amounted to a liability of $7.1 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and is presented in the same income statement line item as the earnings effect of the hedged item, while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the year ended December 31, 2020, a net loss of $6.7 million has been included in OCI and a net loss of $2.3 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2020.

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018

During the years ended December 31, 2019 and 2018, we had an average of 60.3 and 55.8 vessels, respectively, in our fleet. In the year ended December 31, 2019, we accepted delivery of the secondhand containerships JPO Vulpecula, Volans and Vela with an aggregate TEU capacity of 12,774 and we sold the vessels Sierra II, Reunion, Namibia II, MSC Pylos and Piraeus with an aggregate TEU capacity of 13,082. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York Capital Management in each of the 14,424 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the years ended December 31, 2019 and 2018, our fleet ownership days totaled 22,002 and 20,359 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2018	2019
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$380.4	$478.1	$97.7	25.7%
Voyage expenses	(5.8)	(5.3)	(0.5)	(8.6%)
Voyage expenses—related parties	(3.2)	(5.3)	2.1	65.6%
Vessels’ operating expenses	(110.6)	(116.1)	5.5	5.0%
General and administrative expenses	(5.4)	(5.6)	0.2	3.7%
Management fees—related parties	(19.5)	(21.3)	1.8	9.2%
General and administrative expenses—non-cash component	(3.8)	(3.9)	0.1	2.6%
Amortization of dry-docking and special survey costs	(7.3)	(8.9)	1.6	21.9%
Depreciation	(96.3)	(113.5)	17.2	17.9%
Amortization of prepaid lease rentals, net	(8.2)	—	(8.2)	n.m.
Loss on sale / disposal of vessels	(3.1)	(19.6)	16.5	n.m.
Loss on vessels held for sale	(0.1)	(2.5)	2.4	n.m.
Vessels’ impairment loss	—	(3.0)	3.0	n.m.
Foreign exchange losses	(0.1)	—	(0.1)	n.m.
Interest income	3.5	3.3	(0.2)	(5.7%)
Interest and finance costs	(64.0)	(89.0)	25.0	39.1%
Swaps’ breakage costs	(1.2)	—	(1.2)	n.m.
Equity gain on investments	12.1	11.4	(0.7)	(5.8%)
Other	0.4	0.8	0.4	100.0%
Loss on derivative instruments	(0.6)	(0.6)	—	—

Net Income	$67.2	$99.0

Vessels’ operational data	Year ended December 31,		Change	Percentage Change
	2018	2019
Average number of vessels	55.8	60.3	4.5	8.1%
Ownership days.	20,359	22,002	1,643	8.1%
Number of vessels under dry-docking.	17	6	(11)

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

Voyage Expenses—related parties

Voyage expenses—related parties were $5.3 million and $3.2 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses—related parties represent (i) fees of 1.25% (0.75% up to June 30, 2019) in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services and (ii) charter brokerage fees and commissions payable to Blue Net.

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

B. Liquidity and Capital Resources

Historically, our principal sources of funds have been operating cash flows and long-term financing in the form of bank borrowings or sale and leaseback transactions. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity need is to fund our vessel operating expenses, debt repayment, lease payment and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime

Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. As of February 19, 2021, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2020, we had total cash liquidity of $191.9 million, consisting of cash, cash equivalents and restricted cash.

As of February 19, 2021, we had four series of preferred stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock, approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock and approximately $114.4 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2020, we had an aggregate of $1.60 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. In addition, we have guaranteed $307.9 million of indebtedness outstanding at Joint Venture entities. As of December 31, 2020, we had outstanding equity commitments of $41.1 million in the aggregate, consisting of payments (i) upon each vessel’s delivery from the shipyard in relation to the two vessels under construction, payable until the vessels’ delivery, expected during the first and second quarters of 2021, while approximately $0.2 billion in total is financed through a financial institution and (ii) in relation to the aggregate balance amount payable for the acquisition cost of three secondhand vessels.

As of February 19, 2021, we had three unencumbered vessels in the water. Under the Framework Deed there were three secondhand vessels acquired which are free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7 2020, August 7, 2020, November 5, 2020, and February 5, 2021.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016,

October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series E Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019, January 15, 2020, April 15, 2020, July 15, 2020, October 15, 2020, and January 15, 2021.

The dividends and distributions paid during the years ended December 31, 2016, 2017, 2018, 2019 and 2020 were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020 and February 5, 2021, we issued 649,928 shares, 637,516 shares, 625,529 shares, 516,569 shares and 362,866 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $14.9 million at December 31, 2020 and negative $69.3 million at December 31, 2019.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2018, 2019 and 2020

	Year ended December 31,
	2018	2019	2020
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$140.8	$250.4	$274.3
Net Cash Used in Investing Activities	(112.6)	(8.9)	(36.4)
Net Cash Used in Financing Activities	(80.5)	(212.2)	(241.9)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2020, increased by $23.9 million to $274.3 million, from $250.4 million for the year ended December 31, 2019. The increase is mainly attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.8 million and to decreased payments for interest (including swap payments) of $16.4 million during the year ended December 31, 2020, compared to the year ended December 31, 2019; partly off-set by decreased cash from operations of $0.4 million and increased special survey costs of $9.2 million during the year ended December 31, 2020, compared to the year ended December 31, 2019.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $36.4 million in the year ended December 31, 2020, which mainly consisted of payments for upgrades for certain of our vessels and payments for the delivery of three newbuild vessels and three secondhand vessels; partly offset by proceeds we received from the sale of five of our vessels and by return of capital we received from ten entities jointly-owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $8.9 million in the year ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three secondhand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020, by return of capital we received from 11 entities jointly-owned with York pursuant to the Framework Deed and proceeds we received from the sale of five vessels.

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

Net Cash Used in Financing Activities

Net cash used in financing activities was $241.9 million in the year ended December 31, 2020, which mainly consisted of (a) $165.1 million net payments relating to our debt financing agreements, (b) $34.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2019, the first quarter of 2020, the second quarter of 2020 and the third quarter of 2020 and (c) $3.8 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $8.5 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $8.7 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $10.2 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020, January 15, 2020 to April 14, 2020, April 15, 2020 to July 14, 2020 and July 15, 2020 to October 14, 2020.

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

Credit Facilities, Finance Leases and Other Financing Arrangements

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities, finance leases and other financing arrangements in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities, finance leases and other financing arrangements are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc. or the companies owning the financed vessels.

The following summarizes certain terms of our existing credit facilities, finance leases and other financing arrangements discussed below as at December 31, 2020:

Credit Facilities/Finance Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt

Nerida	11,775	LIBOR + Margin(2)	2022	Straight-line amortization with balloon

Tatum et al	40,800	LIBOR + Margin(2)	2025	Straight-line amortization with balloon

Verandi et al	15,240	LIBOR + Margin(2)	2021	Straight-line amortization with balloon

November 2018 Facility(3)	34,188	LIBOR + Margin(2)	2023	Straight-line amortization with balloon

Adele Shipping	60,500	LIBOR + Margin(2)	2026	Straight-line amortization with balloon

Cadence et al	113,200	LIBOR + Margin(2)	2027	Variable amortization with balloon

Quentin et al	80,943	LIBOR + Margin(2)	2025	Straight-line amortization with balloon

Raymond et al	135,550	LIBOR + Margin(2)	2025	Straight-line amortization with balloon

Uriza	20,000	LIBOR + Margin(2)	2025	Straight-line amortization with balloon

Kelsen	8,100	LIBOR + Margin(2)	2022	Straight-line amortization with balloon

Achilleas et al	58,396	LIBOR + Margin(2)	2024	Straight-line amortization with balloon

Caravokyra et al	64,800	LIBOR + Margin(2)	2025	Variable amortization with balloon

Capetanissa et al	65,500	LIBOR + Margin(2)	2025	Straight-line amortization with balloon

Bails et al	27,666	LIBOR + Margin(2)	2024	Straight-line amortization with balloon

Finance Leases & Other Financing Arrangements

CCBFL Sale and Leaseback	100,222	LIBOR + Margin(2)	2026	Straight-line amortization with balloon

BoComm Sale and Leaseback	33,313	Fixed Rate	2024	Bareboat structure-fixed daily charter with balloon

Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback)	292,182	Fixed Rate	2030-2031	Bareboat structure-fixed daily charter with balloon

Benedict et al Financing arrangements	436,779	Fixed Rate	2028	Variable amortization with balloon

(1)	The interest rates of long-term bank debt at December 31, 2020 ranged from 2.07% to 4.80%, and the weighted average interest rate as at December 31, 2020 was 2.77%.

(2)	The interest rate margin of long-term bank debt at December 31, 2020 ranged from 1.85% to 2.75%, and the weighted average interest rate margin as at December 31, 2020 was 2.2%.

(3)	Additional information related to upsizing of the principal amount and tenor extension is cited below in the detailed description of the agreement.

Nerida Loan

On August 1, 2017, our subsidiary, Nerida Shipping Co., as borrower, entered into a five-year, $17.6 million loan with a bank, which we refer to in this section as the “Nerida Loan”. The purpose of this loan was to finance general corporate purposes relating to a vessel, the Maersk Kowloon.

The obligations under the Nerida Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $11.78 million outstanding under the Nerida Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in seven quarterly installments of $0.45 million and a balloon payment of $8.6 million payable together with the last installment.

Tatum et al. Loan

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

As of December 31, 2020, there was $40.8 million outstanding under the Tatum et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in nineteen quarterly installments of $0.8 million and a balloon payment of $25.6 million payable together with the last installment.

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

As of December 31, 2020, there was $15.2 million outstanding under the Verandi et al. Loan, and, as of the same date, there was undrawn available credit. The outstanding loan amount under both tranches is repayable in two quarterly installments of $1.2 million and a balloon payment of $12.8 million payable together with the last installment.

November 2018 Facility

On November 27, 2018, Costamare Inc., as borrower, entered into a five-year $55.0 million credit facility comprised of a $28.0 million term loan facility (Tranche A) and a $27.0 million revolving credit facility (Tranche B) with a bank, which we refer to in this section as the “November 2018 Loan Facility”.

We have used the November 2018 Facility to refinance in full the existing indebtedness of two loan facilities.

The obligations under the November 2018 Loan Facility were initially guaranteed by the owners of 9 mortgaged vessels. In 2019 we sold four vessels and prepaid the required amounts under the terms of this facility. In 2020, we drew down an amount of $5.8 million under Tranche B to finance the acquisition of the vessel JPO Scorpius. Our obligations are secured by mortgages on JPO Scorpius and five vessels (Trader, Sealand Michigan, Luebeck, MSC Methoni and Ulsan), account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

As of December 31, 2020, there was $34.2 million outstanding under the November 2018 Loan Facility, and, as of the same date, there was $4.8 million undrawn available credit which can be utilized to finance the acquisition cost of new vessels to be mortgaged under this facility. The outstanding loan amount under both tranches is repayable in 12 quarterly installments of $1.0 million and a balloon payment of $22.2 million payable together with the last installment.

Adele Shipping Loan

On June 24, 2019, our subsidiary Adele Shipping Co., as borrower, entered into a seven-year $68.0 million credit facility with a bank, which we refer to in this section as the “Adele Shipping Loan”.

We have used the proceeds from Adele Shipping Loan to refinance a finance lease related to the MSC Azov and for general corporate purposes.

The obligations under the Adele Shipping Facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the MSC Azov, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $60.5 million outstanding under the Adele Shipping Facility, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in twenty-three quarterly installments of $1.5 million and a balloon payment of $26.0 million payable together with the last installment.

Cadence et al. Loan

On June 18, 2019, our subsidiaries Cadence Shipping Co. and Bastian Shipping Co., as joint and several borrowers, entered into an eight-year $136.0 million credit facility with a bank, which we refer to in this section as the “Cadence et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Cadence et al. Loan to refinance finance leases related to the vessels MSC Amalfi and MSC Ajaccio and for general corporate purposes.

The obligations under the Cadence et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, MSC Amalfi and MSC Ajaccio, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $113.2 million outstanding under the Cadence et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 14 quarterly installments of $3.8 million, 12 quarterly installments of $2.6 million and a balloon payment of $28.8 million payable together with the last installment.

Quentin et al. Loan

On July 18, 2019, our subsidiaries Quentin Shipping Co. and Sander Shipping Co., as joint and several borrowers, entered into a six-year $94.0 million credit facility with a bank, which we refer to in this section as the “Quentin et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Quentin et al. Loan to refinance a loan with another bank, for the part related to vessels Valor and Valiant.

The obligations under the Quentin et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, Valor and Valiant, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $80.9 million outstanding under the Quentin et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 19 quarterly installments of $2.0 million and a balloon payment of $42.7 million payable together with the last installment.

Raymond et al. Loan

On June 28, 2019, Costamare Inc., as borrower, entered into a six-year $150.0 million credit facility with a bank, which we refer to in this section as the “Raymond et al. Loan”. The loan was drawn in three equal tranches.

We have used the proceeds from the Raymond et al. Loan to refinance two loans with two other banks, for the parts related to vessels Vantage, Value and Valence and for general corporate purposes.

The obligations under the Raymond et al. Loan are guaranteed by the owning companies of the three aforementioned vessels and are secured by first priority mortgages over the vessels, Vantage, Value and Valence, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $135.6 million outstanding under the Raymond et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all three tranches is repayable in nineteen quarterly installments of $2.9 million and a balloon payment of $80.6 million payable together with the last installment.

Uriza Loan

On November 10, 2020, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $20.0 million loan with a bank, which we refer to in this section as the “Uriza Loan”. The purpose of this loan was to refinance a loan with the same bank relating to a vessel, the Navarino.

The obligations under the Uriza Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Navarino, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $20.0 million outstanding under the Uriza Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 20 quarterly installments of $0.65 million and a balloon payment of $7.0 million that is payable together with the last installment.

Kelsen Loan

On December 15, 2020, our subsidiary, Kelsen Shipping Co., as borrower, entered into a two-year, $8.1 million loan with a bank, which we refer to in this section as the “Kelsen Loan”. The purpose of this loan was to partially refinance a loan with the same bank relating to a vessel, the Kure.

The obligations under the Kelsen Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Kure, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $8.1 million outstanding under the Kelsen Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in four semi-annual installments of $2.0 million.

Achilleas et al. Loan

On June 11, 2020, our subsidiaries Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co. Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co. entered into a four-year $70.0 million credit facility with a bank, which we refer to in this section as the “Achilleas et al. Loan”. The loan was drawn in one tranche, and we have used the proceeds from the Achilleas et al. Loan to partially refinance a loan with another bank.

The obligations under the Achilleas et al. Loan are guaranteed by Costamare Inc and were initially secured by first priority mortgages over the vessels Sealand Illinois, Kobe, Zim New York,

Zim Shanghai, Oakland Express, Halifax Express, Singapore Express, Prosper, Lakonia, Areopolis, Venetiko and Zagora, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights. During 2020, the vessels Singapore Express and Zagora were sold, and the borrowers prepaid a required amount of $6.3 million.

As of December 31, 2020, there was $58.4 million outstanding under the Achilleas et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in fourteen quarterly installments of $2.6 million and a balloon payment of $21.5 million that is payable together with the last installment.

Caravokyra et al. Loan

On May 29, 2020, our subsidiaries Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co. entered into a five-year $70.0 million credit facility with a bank, which we refer to in this section as the “Caravokyra et al. Loan”. The loan was drawn in one tranche, and we have used the proceeds from the Caravokyra et al. Loan to partially refinance a loan with another bank.

The obligations under the Caravokyra et al Loan are guaranteed by the owning companies of the vessels Cosco Ningbo, Cosco Hellas, Yantian, Maersk Kolkata, Maersk Kingston and Maersk Kalamata, and are secured by first priority mortgages over the vessels Cosco Ningbo, Cosco Hellas, Yantian, Maersk Kolkata, Maersk Kingston and Maersk Kalamata, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $64.8 million outstanding under the Caravokyra et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in four quarterly instalments of $2.6 million, fourteen quarterly installments of $1.8 million and a balloon payment of $29.2 million that is payable together with the last installment.

Capetanissa et al. Loan

On April 24, 2020, our subsidiaries Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation entered into a five-year $70.0 million credit facility with a bank, which we refer to in this section as the “Capetanissa et al. Loan”. The loan was drawn in one tranche, and we have used the proceeds from the Capetanissa et al. Loan to refinance two loans with two other banks.

The obligations under the Capetanissa et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels Beijing, Cosco Guangzhou, Sealand Washington, York and Messini account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $65.5 million outstanding under the Capetanissa et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in eighteen quarterly installments of $2.3 million and a balloon payment of $25.0 million that is payable together with the last installment.

Bails et al. Loan

On February 13, 2020, Costamare Inc., as borrower, entered into a four-year $30.0 million credit facility with a bank, which we refer to in this section as the “Bails et al. Loan”. The loan was drawn in four tranches, two of $7.75 million and two of $7.25 million.

We have used the proceeds from the Bails et al. Loan to finance the acquisition cost of the four vessels Volans, Vulpecula, Virgo and Vela.

The obligations under the Bails et al. Loan are guaranteed by the owning companies of the four aforementioned vessels and are secured by first priority mortgages over the vessels, Volans, Vulpecula, Virgo and Vela, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2020, there was $27.7 million outstanding under the Bails et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all four tranches is repayable in thirteen quarterly installments of $0.8 million and a balloon payment of $17.6 million that is payable together with the last installment.

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

Under the terms of the CCBFL Sale and Leaseback, the MSC Athens and the MSC Athos containership vessels were sold for an amount of $76.0 and $75.8 million, respectively. Pursuant to the initial terms of the CCBFL Sale and Leaseback, Jodie Shipping Co. and Kayley Shipping Co. would each pay a variable daily charter rate on a quarterly basis for seven years (based on a straight-line amortization schedule) along with a final balloon payment of $28.0 and $27.9 million, respectively. Furthermore and pursuant to the initial terms, upon expiration of the CCBFL Sale and Leaseback in 2023, the vessels would be returned to the Company. On May 8, 2019, and on June 4, 2020, Jodie Shipping Co. and Kayley Shipping Co. signed two supplemental agreements, pursuant to which and upon the installation of scrubbers on board each of MSC Athens and MSC Athos until November 30, 2020, CCBFL will (i) advance an additional amount of $6.0 million for each vessel, (ii) extend the maturity of the CCBFL Sale and Leaseback until 2026 and (iii) amend the amortization schedule so that the final balloon payment for each vessel shall be $15.0 million. The scrubbers on board both vessels were installed in 2020 and the relevant provisions of the two supplemental agreements were effected.

As of December 31, 2020, there was $100.2 million outstanding under the CCBFL Sale and Leaseback.

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

As of December 31, 2020, there was $33.3 million outstanding under the BoComm Sale and Leaseback.

Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback)

On August 8, 2018, our subsidiaries, Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., entered into novation agreements with a financial institution, whereby they novated to the financial institution the shipbuilding contracts for the construction of five ships and entered into bareboat charter agreements with the financial institution, which we refer to in this section as the “Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback)”, whereby our subsidiaries agreed to bareboat charter the vessels, which at the time were under construction, upon delivery for a period of ten years. Our subsidiaries used the proceeds from the Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback) for the construction of five vessels.

Under the terms of the Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback), all five containership vessels at that time under construction were sold and Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., must each pay a fixed daily charter rate on a monthly basis for ten years along with a final balloon payment of $40.4 million. Upon expiration of the Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback) in 2030-2031, each of the vessels will be returned to the Company. As of December 31, 2020 the vessels YM Triumph (Barkley Shipping Co.), YM Truth (Conley Shipping Co.) and YM Totality (Firmino Shipping Co.) have been delivered.

As of December 31, 2020, there was $292.2 million outstanding under the Pre and Post-Delivery Five Vessels Financing arrangement (Sale and Leaseback). As of the same date an amount of approximately $0.1 billion was undrawn.

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

Under the terms of the Benedict et al Financing arrangements, our subsidiaries must each pay various installments from January 2021 to October 2028 until the expiry of each bareboat charter agreement in 2028. Each of our subsidiaries shall pay simultaneously with the last payment a final installment of $32.0 million, at which time the vessels will be returned to the Company.

As of December 31, 2020, there was $436.8 million outstanding under the Benedict et al Financing arrangements.

Facilities Repaid in 2020

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

The obligations under the Alpha Loan were guaranteed by Costamare Inc. and were secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Kure, general assignments of earnings, insurances, requisition compensation and charter assignments. In June 2020, the Maersk Kawasaki was sold, and the borrowers prepaid a required amount of $8.5 million.

The Alpha Loan was repaid on December 17, 2020.

BAML Loan

On May 6, 2016, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $39.0 million loan with Bank of America Merrill Lynch, which we refer to in this section as the “BAML Loan”. The purpose of the proceeds raised under this facility was for general corporate purposes.

The obligations under the BAML Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel Navarino, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The BAML Loan was repaid on November 12, 2020.

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

The obligations under the Costamare Credit Facility were guaranteed by the owners of the mortgaged vessels. The mortgaged vessels were the Yantian, Cosco Ningbo, Cosco Hellas, Maersk Kolkata, Maersk Kingston, Maersk Kalamata, Maersk Kobe, Sealand Illinois, Zim New York, Zim Shanghai, Singapore Express, Oakland Express, Halifax Express, Prosper, Zagora, Venetiko, Lakonia and Areopolis. Our obligations under this credit facility were secured by mortgages over the aforementioned 18 vessels owned by our subsidiaries, who were the guarantors, as well as general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

The Costamare Credit Facility was fully prepaid in two installments the first one on June 5, 2020 and the second one on June 18, 2020.

Credit Agricole Loan

On August 10, 2016, our subsidiaries, Christos Maritime Corp., Costis Maritime Corp. and Capetanissa Maritime Corp., as joint and several borrowers, entered into a five-year, $116.5 million loan with Credit Agricole Corporate and Investment Bank, which we refer to in this section as the “Credit Agricole Loan”. The purpose of this facility was to refinance in full the existing loans at the time.

The obligations under the Credit Agricole Loan were guaranteed by Costamare Inc. and were secured by first priority mortgages over the vessels, the York, the Sealand Washington and the Beijing, general assignments of earnings, insurances, requisition compensation and charter assignments.

The Credit Agricole Loan was fully repaid on May 7, 2020.

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

The obligations under the Eurobank Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessels, Cosco Guangzhou and Messini, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights. The obligations under the Eurobank Loan were also secured by a first priority mortgage over the Neapolis, until the vessel’s disposal in January 2020.

The Eurobank Loan was fully repaid on May 7, 2020.

Guarantees of Framework Deed Entity Indebtedness

Costamare Inc. has agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Skerrett Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own the vessels Cape Kortia, Cape Sounio, Cape Artemisio, Cape Akritas and Cape Tainaro, respectively. As at December 31, 2020, Costamare Inc. has guaranteed $60.2 million of debt relating to Ainsley Maritime Co., $64.0 million of debt relating to Ambrose Maritime Co., $61.8 million of debt relating to Skerrett Maritime Co., $61.3 million of debt relating to Kemp Maritime Co. and $60.7 million relating to Hyde Maritime Co. As security for providing the guarantee, in the event that Costamare Inc. is required to pay under any guarantee, Costamare Inc. is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration. Costamare Inc. owns 25% of the capital stock of Ainsley Maritime Co., 25% of the capital stock of Ambrose Maritime Co., 49% of the capital stock of Skerrett Maritime Co., 49% of the capital stock of Kemp Maritime Co. and 49% of the capital stock of Hyde Maritime Co.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 105% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2020 by approximately $6.3 million based upon our debt level during 2020.

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

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2020, approximately 34.5% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar contracts totaling $16.0 million at an average forward rate of Euro/U.S. dollar 1.1962, expiring in monthly intervals up to August 2021.

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

Capital Expenditures

As of December 31, 2020, we had outstanding equity commitments of $41.1 million in the aggregate, consisting of payments through the Company’s equity (i) upon each vessel’s delivery from the shipyard in relation to the two remaining vessels under construction, while approximately $0.2 billion in total is financed through a financial institution and (ii) in relation to the aggregate balance amount payable for the acquisition cost of three secondhand vessels.

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

If the Company determines that an impairment indicator is present or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, after eliminating outliers, and without adjustment for any growth rate) over the remaining estimated life of the vessel assuming fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 30 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.50% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond our control. Therefore, we consider the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. We define outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, we believe the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

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

The economic and market conditions as at December 31, 2019 and 2020, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. In 2019, time charter rates improved considerably, especially for vessels bigger than 6,000 TEU, approaching levels last achieved in 2011. A similar pattern occurred in the evolution of secondhand prices during 2019, whereas prices for vessels larger than 6,000 TEU and younger than 10 years old increased in line with time charter rates. In 2020, although during the first half timecharter rates decreased by 33% in the second half of the year timecharter rates increased by 120%.

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2020 resulted in an impairment loss of $31.6 million in relation to five of our vessels. As of December 31, 2018 and 2019 our assessment concluded that nil and $3.0 million, respectively, of impairment loss should be recorded.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates, after eliminating outliers. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates for certain years over the last few years have been, on average, below their historical 10 year average. If, as at December 31, 2019 and 2020, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2019		December 31, 2020
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	2	$16.3	2	$4.9
3-year historical average rate	10	$82.7	2	$2.7
1-year historical average rate	8	$59.1	3	$4.1

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2020, and suggests that 18 of our 60 vessels in the water may have current market values below their carrying values (27 of our 60 vessels in the water as at December 31, 2019). However, we believe that, with respect to these 18 vessels, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2020 and 2019. In preparing the table below, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2021 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2020), the Company uses charter free third party valuations as at December 31, 2020. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2020 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2019 ($ US Million)(1)	Carrying Value December 31, 2020 ($ US Million)(1)

1	Triton	14,424	2016	November 2018	109.8	111.8

2	Titan	14,424	2016	November 2018	110.4	112.4

3	Talos	14,424	2016	November 2018	110.8	112.6

4	Taurus	14,424	2016	November 2018	110.7	112.6

5	Theseus	14,424	2016	November 2018	111.0	112.8

6	YM Triumph	12,690	2020	July 2020	—	93.1

7	YM Truth	12,690	2020	August 2020	—	93.1

8	YM Totality	12,690	2020	September 2020	—	93.7

9	Cosco Hellas*,**	9,469	2006	July 2006	59.1	55.9

10	Cosco Guangzhou*,**	9,469	2006	February 2006	57.5	54.5

11	Beijing*,**	9,469	2006	June 2006	58.3	55.2

12	Yantian*,**	9,469	2006	April 2006	58.4	55.3

13	Cosco Ningbo*,**	9,469	2006	March 2006	57.9	54.9

14	MSC Azov	9,403	2014	January 2014	79.7	84.7

15	MSC Ajaccio	9,403	2014	March 2014	87.7	85.0

16	MSC Amalfi	9,403	2014	April 2014	80.7	85.6

17	MSC Athens	8,827	2013	March 2013	76.8	82.6

18	MSC Athos	8,827	2013	April 2013	76.1	81.5

19	Valor	8,827	2013	June 2013	79.3	76.2

20	Value	8,827	2013	June 2013	79.3	76.2

21	Valiant	8,827	2013	August 2013	80.3	77.2

22	Valence	8,827	2013	September 2013	80.6	77.5

23	Vantage	8,827	2013	November 2013	80.6	77.5

24	Navarino*,**	8,531	2010	May 2010	86.7	84.0

25	Maersk Kleven	8,044	1996	September 2018	14.4	13.7

26	Maersk Kotka	8,044	1996	September 2018	14.1	13.4

27	Maersk Kowloon	7,471	2005	May 2017	13.9	15.5

28	Kure*	7,403	1996	December 2007	40.6	11.8

29	Kokura(2),*	7,403	1997	February 2008	43.6	—

30	Maersk Kawasaki(2),*	7,403	1997	December 2007	44.0	—

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2019 ($ US Million)(1)	Carrying Value December 31, 2020 ($ US Million)(1)

31	MSC Methoni*,**	6,724	2003	October 2011	42.4	39.4

32	Sealand Michigan*,**	6,648	2000	October 2000	26.9	27.0

33	Sealand Illinois*,**	6,648	2000	December 2000	27.0	26.7

34	York*	6,648	2000	May 2000	25.7	25.3

35	Sealand Washington*,**	6,648	2000	August 2000	26.4	26.5

36	Kobe*,**	6,648	2000	June 2000	26.0	25.6

37	Maersk Kalamata*,**	6,644	2003	June 2003	34.9	32.7

38	Maersk Kingston*,**	6,644	2003	April 2003	35.0	32.8

39	Maersk Kolkata*,**	6,644	2003	January 2003	34.2	32.0

40	Venetiko*	5,928	2003	January 2013	17.4	16.6

41	Zim Shanghai*,**	4,992	2002	October 2002	24.8	23.2

42	Zim New York*,**	4,992	2002	September 2002	24.7	23.1

43	Leonidio	4,957	2014	May 2017	19.5	18.8

44	Kyparissia	4,957	2014	May 2017	19.5	18.8

45	Megalopolis	4,957	2013	July 2018	23.8	22.9

46	Marathopolis	4,957	2013	July 2018	23.9	23.0

47	Halifax Express(3),*	4,890	2000	November 2000	21.5	—

48	Oakland Express*,**	4,890	2000	October 2000	21.2	21.1

49	Singapore Express(2),*	4,890	2000	August 2000	20.9	—

50	Vulpecula	4,258	2010	December 2019	10.5	10.2

51	Volans	4,258	2010	December 2019	10.5	10.2

52	Virgo	4,258	2009	January 2020	—	9.8

53	Vela	4,258	2009	December 2019	9.5	10.4

54	Neokastro	4,178	2011	December 2020	—	11.0

55	Ulsan*,**	4,132	2002	February 2012	20.9	19.5

56	Lakonia	2,586	2004	December 2014	7.9	7.5

57	JPO Scorpius	2,572	2007	September 2020	—	5.0

58	Etoile	2,556	2005	November 2017	9.3	9.8

59	Areopolis	2,474	2000	May 2014	6.0	5.7

60	Messini*	2,458	1997	August 2012	5.5	5.1

61	Prosper*	1,504	1996	March 2011	5.8	3.0

62	Michigan	1,300	2008	April 2018	7.2	5.8

63	Trader	1,300	2008	April 2018	7.2	5.8

64	Luebeck	1,078	2001	August 2012	4.1	3.2

				TOTAL	2,502.4	2,617.8

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2019 and 2020.

(2)	Vessels sold during 2020.

(3)	As of December 31, 2020, the vessel was classified as held for sale.

*

Indicates container vessels which we believe, as of December 31, 2019, may have fair values below their carrying values. As of December 31, 2019, we believe that the aggregate carrying value of these 27 vessels was $399.9 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2020, may have fair values below their carrying values. As of December 31, 2020, we believe that the aggregate carrying value of these 18 vessels was $118.8 million more than their market value.

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

D. Trend Information

In 2020, total seaborne container trade demand decreased at around 2% mainly due to the effects of the COVID-19 pandemic. As a result, global trade lost momentum, especially during the first six months of the year.

Total containership supply grew at around 3% in 2020 as demolition activity fell over the year. More specifically during the first half of 2020 Clarksons Containership Timecharter Index decreased by 33% due to the pandemic and the associated disruptions in word trade. However, due to the increase in the demand for consumer goods and the dislocation of empty container boxes away from manufacturing countries, the aforementioned index fully reversed the losses during the second half of 2020 ending at 90.75 points and posting a 47% increase year on year.

Idle fleet represented 1.3% of the total fleet at the end of 2020. Containership ordering in 2020 increased to 989.7 million TEU. Total order book remained historically low at 9.4% of the total fleet at the end of 2020; however, since 72% of the orderbook consisted of vessels larger than 12,000 TEU, if the improved containership demand is not sustainable there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2020 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,599,154	$166,601	$319,404	$508,301	$604,848
Interest on long-term debt obligations(2)	332,699	62,035	107,470	81,954	81,240
Payments to our manager(3)	289,910	30,593	58,499	57,583	143,235
Other Obligations(4)	41,086	41,086	—	—	—

Total	$2,262,849	$300,315	$485,373	$647,838	$829,323

(1)	Includes obligations under finance leases and other financing arrangements.

(2)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations, finance leases and other financing arrangements. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. With respect to interest payments under our fixed rate finance lease and other financing arrangement obligations, these have been based on the repayment schedules agreed with the financing institution upon the commencement of the bareboat charters.

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

(4)

This amount represents our share of the remaining equity commitments with regards to the two vessels under construction and the aggregate of the remaining equity payments for the acquisition of three secondhand vessels.

(5)	These amounts exclude the following preferred stock dividend payment amounts (assuming that none of our preferred stock is redeemed in the next 5 years):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$155,345	$31,069	$62,138	$62,138

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

Name	Age	Position
Konstantinos Konstantakopoulos	51	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	52	Chief Financial Officer and Class II Director
Vagn Lehd Møller	74	Class II Director
Charlotte Stratos	66	Class III Director
Konstantinos Zacharatos	48	Class I Director
Anastassios Gabrielides	56	General Counsel and Secretary

The term of our Class II directors expires in 2021, the term of our Class III directors expires in 2022 and the term of our Class I director expires in 2023.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our head manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006 and indirectly owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2017, Ms. Stratos also served as an independent director for Hellenic Carriers Ltd. and as an independent director of the Gyroscopic Fund Ms. Stratos currently serves as an independent director of the of Okeanis Eco Tankers Corp. a tanker owning company.

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

B. Compensation of Directors and Senior Management

Our independent non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors do not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our chief executive officer, our chief financial officer and our general counsel and secretary are employed and are compensated for their services by Costamare Shipping and / or Costamare Services.

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

D. Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our chief executive officer, our chief financial officer and our general counsel and secretary are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. As of December 31, 2020, Costamare Shipping and Costamare Services employed approximately 100 people in total, all of whom were shore-based. As of December 31, 2020, approximately 1,704 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 19, 2021 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 19, 2021 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 122,523,504 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock, 3,986,542 Series D Preferred Stock and 4,574,100 Series E Preferred Stock outstanding as of February 19, 2021. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	26,646,825	21.8%
Gregory Zikos	*
Konstantinos Zacharatos(2)
Vagn Lehd Moller	*
Charlotte Stratos
Anastassios Gabrielides(3)
All officers and directors as a group (six persons)	27,214,050	22.2%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	22,432,453	18.3%
Christos Konstantakopoulos(5)	20,601,588	16.8%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 12,378,575 shares of common stock directly and 14,268,250 shares of common stock indirectly through entities he controls. He also holds 12,800 shares of Series B Preferred Stock, 24,749 shares of Series C Preferred Stock, 50,000 shares of Series D Preferred Stock and 305,000 shares of Series E Preferred Stock through an entity he controls, 0.6%, 0.6%, 1.3% and 6.7%, respectively, of the issued and outstanding shares of Series D Preferred Stock and Series E Preferred Stock, respectively.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,789,718 shares of common stock directly and 11,432,715 shares of common stock indirectly through entities he controls and his immediate family owns 1,180,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock.

(5)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,274,356 shares of common stock directly and 9,327,232 shares of common stock indirectly through an entity he controls.

*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of February 19, 2021, we had approximately 16,805 beneficial owners of our common stock.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party sub-managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning entity and the relevant manager. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% controlled by our chairman and chief executive officer, provides brokerage services to our vessels.

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

Costamare Shipping is the head manager for our containerships and provides our subsidiaries with general administrative services and certain commercial services pursuant to the Framework Agreement. As of February 19, 2021, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other third party sub-managers, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, crewing and administrative services pursuant to the Services Agreement. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services and until January 8, 2021 Shanghai Costamare, as well as any third party sub-managers, including V.Ships Greece, V.Ships Shanghai, Vinnen and HanseContor. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Compensation of Our Manager and Services Provider

Costamare Shipping is providing us with general administrative services and certain commercial services as well as technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, crewing and administrative services pursuant to the Services Agreement.

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

Costamare Shipping received in 2020 and 2019 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2020 and 2019 a fee of 0.15% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet. Costamare Services received in 2020 and 2019 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2021. During the year ended December 31, 2019 and December 31, 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.8 million and $3.6 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2020 and December 31, 2019, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2020, the terms of the Framework Agreement and Service Agreement automatically renewed for another one-year period, and will automatically renew for four more consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

•

the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’ or our winding up;

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

We have agreed that Costamare Shipping provide management services in respect of one vessel privately owned by our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of five container vessels partly privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

While in the past, Shanghai Costamare only provided services to third parties on a limited basis, V.Ships Greece, V.Ships Shanghai, HanseContor, Blue Net and Blue Net Asia provide and actively seek to provide services to third parties, while Vinnen provides services to container vessels related to their owners.

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

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our containerships and a containership majority-owned by him are both available and meet the criteria for an available charter, our containership will be offered such charter. Such priority chartering obligation applies, as of February 19, 2021, with respect to one containership owned by Konstantinos Konstantakopoulos, but does not apply with respect to nine containerships where Konstantinos Konstantakopoulos alone or together with Konstantinos Zacharatos hold a minority interest, including five containerships where Konstantinos Konstantakopoulos holds alone or with Konstantinos Zacharatos a 50% interest.

As of February 19, 2021, Konstantinos Konstantakopoulos, alone or in one instance with Konstantinos Zacharatos, had an ownership interest in 10 containerships pursuant to waivers to the respective restrictive covenant agreement provided by our Board of Directors in the past, with five of these waivers granted to Konstantinos Konstantakopoulos in the year ended in December 31, 2020 to take an ownership interest in five container vessels. We cannot rule out the possibility that additional such waivers will be granted in future periods.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until February 19, 2021, members of the Konstantakopoulos family have reinvested in full or in part their cash dividends, receiving an aggregate of 15,286,035 shares.

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

Other Transactions

Our chairman and chief executive officer Konstantinos Konstantakopoulos owns one containership vessel (which is comparable to two of our vessels) and holds a passive interest in certain companies that own nine containerships comparable to 37 of our vessels (including four vessels acquired under the Framework Deed) and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in one company that owns a containership comparable to five of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. Other than the containership owned by Konstantinos Konstantakopoulos which has to give priority chartering to the Company’s vessels, these vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies established the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-

operation Agreement anticipated that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. The Co-operation was terminated on October 16, 2020, whereupon V.Ships Greece remained as manager of the Company’s containerships previously managed under the Cell. Additionally, at that time it was decided that V.Ships Greece would gradually take the management of the Company’s containerships previously managed by Shanghai Costamare, and that it would appoint V.Ships Shanghai as sub-manager of these containerships. The actual transfer of the management of the 15 out of the 16 vessels that were previously managed by Shanghai Costamare was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships Shanghai.

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed itself, will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein. As part of the Framework Deed, we hold a minority stake in the Joint Venture vessels. 10 of our containerships have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or together with V.Ships Greece directly or, upon being directed to do so, through V.Ships Shanghai. During the year ended December 31, 2020, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $3.6 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our vessels and to the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. Blue Net also provides chartering brokerage services in exchange for a fee to all the vessels belonging to a chartering pool which includes one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company indirectly 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

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

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under the Framework Agreement and Services Agreement, such as the amendment and restatement of such agreement, matters arising under the restrictive covenant agreements, such as waivers of the restrictions thereunder, and any other agreements with entities controlled by our chairman and chief executive officer.

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

We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019, January 15, 2020, April 15 2020, July 15, 2020, October 15, 2020 and January 15, 2021. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019, January 15, 2020, April 15 2020, July 15, 2020, October 15, 2020 and January 15, 2021. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019, January 15, 2020, April 15 2020, July 15, 2020, October 15, 2020 and January 15, 2021. We paid dividends to holders of our Series E Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019, January 15, 2020, April 15 2020, July 15, 2020, October 15, 2020 and January 15, 2021. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, and February 5, 2021.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, and February 5, 2021, we issued 649,928 shares, 637,516 shares, 625,529 shares, 516,569 shares and 362,866 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on the aforementioned dates.

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

Set out below is a table showing the dividends and distributions paid in 2016, 2017, 2018, 2019 and 2020.

	Year Ended December 31,
	2016	2017	2018	2019	2020	Total
	(Expressed in millions of U.S. dollars)

Common Stock dividends paid	$53.9	$16.7	$20.9	$27.4	$34.3	$153.3
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	19.5	22.8	23.1	18.5	13.8	97.7
Preferred Stock dividends paid	21.1	21.1	28.3	31.3	31.2	132.9

Total	$94.5	$60.6	$72.3	$77.2	$79.3	$383.9

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2020, 122,160,638 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2020: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and 4,574,100 are outstanding. All of our shares of stock are in registered form.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, 2,000,000 shares have been designated (currently 1,970,649 shares remain outstanding) Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated (currently 3,973,135 shares remain outstanding) Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated (currently 3,986,542 shares remain outstanding) Series D Cumulative Redeemable Perpetual Preferred Stock and 4,600,000 shares have been designated (currently 4,574,100 shares remain outstanding) Series E Cumulative Redeemable Perpetual Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

(h)	Form of Ship Management Agreement between subsidiaries of Costamare Inc. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

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

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. Federal corporate income tax on net income currently imposed at a rate of 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

Qualified dividend income is currently taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

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

I. Subsidiary Information

As of December 31, 2020, we have guaranteed $307.9 million of indebtedness outstanding at Joint Venture entities.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2020 by approximately $6.3 million based upon our debt level during 2020.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2021	5.3
2022	4.7
2023	3.8
2024	2.9
2025	1.7

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

As of December 31, 2019 and 2020, we had interest rate swap agreements with an outstanding notional amount of $149.7 million and $257.3 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2019 and 2020, amounted to a net asset of $0.4 million and a liability of $7.1 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and July 2025.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2019 and 2020, we did not hold any interest rate swaps that did not qualify for hedge accounting.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2020, approximately 34.5% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar contracts totaling $16.0 million at an average forward rate of Euro/U.S. dollar 1.1962 expiring in monthly intervals up to August 2021.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

In making its assessment of our internal control over financial reporting as of December 31, 2020, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2020, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our

independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020, which is incorporated by reference into Item 15.C. below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2020.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019 and 2020.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2020 and 2019 and breaks down these amounts by the category of service.

	2020	2019
Audit fees	€495,000	€450,000
All other fees	€40,000	—
Tax fees	€10,017	€10,009

Total fees	€545,017	€460,009

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2020 and 2019 and for the review of the quarterly financial information.

Tax fees

The full amount of tax fees in 2019 and 2020 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2019 and December 31, 2020.

All other fees

All other fees in 2019 and 2020 amounted to nil and €40,000, respectively, and relate to permissible non-audit services. All other fees are approved by the Audit Committee.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the common shares purchased or received in 2020 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 2020
February 2020	338,046	(1)
March 2020	74,800	(2)
	50,000		3.68
April 2020
May 2020	592,470	(1)
June 2020	74,800	(2)
July 2020
August 2020	574,141	(1)
September 2020	74,800	(2)
October 2020
November 2020	476,706	(1)
December 2020	74,800	(2)

Total	2,330,563

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-45 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

2.1	Description of Securities

4.1	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)

4.2	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Konstantakopoulos(2)

4.3	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.4	Form of Trademark License Agreement between Costamare Inc. and Costamare Shipping Company S.A.(2)

4.5	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.6	Form of Ship Management Agreement between subsidiaries of Costamare Inc. and V.Ships Greece Ltd.

4.7	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.8	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(3)

4.9	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015(3)

4.10	Amended and Restated Registration Rights Agreement dated as of November 27, 2015 between Costamare Inc. and the Stockholders named therein(3)

4.11	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.12	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(4)

4.13	Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, by and between Costamare Inc. and Costamare Shipping Company S.A.

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

Exhibit No.	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Dated: March 1, 2021

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels (including right-of-use assets)

Description of the Matter

At December 31, 2020, the carrying value of the Company’s vessels (including right-of-use assets) was $2,649,608 thousand, while during the year the Company recognized an impairment of $31,577 thousand in relation to 5 vessels. As discussed in Notes 2, 6 and 19(c) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360—Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days, when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about the containership shipping market through the end of the useful lives of the vessels which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future charter rates used by management for non-contracted revenue days, with historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. For vessels for which an impairment loss was recognized, we compared the carrying value with the fair value of the vessels and recalculated the impairment charge recognized by management. We assessed the adequacy of the Company’s disclosures in Notes 2, 6 and 19(c) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece
March 1, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 1, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 1, 2021

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2020

	December 31, 2019	December 31, 2020
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$148,928	$143,922
Restricted cash (Note 2(e))	6,912	4,998
Accounts receivable, net	7,397	8,249
Inventories (Note 5)	10,546	10,455
Due from related parties (Note 3)	7,576	1,623
Fair value of derivatives (Notes 18 and 19)	748	460
Insurance claims receivable	1,607	883
Time charter assumed (Note 12)	192	191
Prepayments and other assets	8,430	8,853
Vessels held for sale (Note 6)	4,908	12,416

Total current assets	197,244	192,050

FIXED ASSETS, NET:
Right-of-use assets (Note 11)	188,429	199,098
Vessels and advances, net (Note 6)	2,431,830	2,450,510

Total fixed assets, net	2,620,259	2,649,608

OTHER NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	111,681	78,227
Accounts receivable, net, non-current (Note 3)	8,600	3,896
Deferred charges, net (Note 7)	21,983	27,682
Restricted cash, non-current (Note 2(e))	40,031	42,976
Time charter assumed, non-current (Note 12)	1,030	839
Fair value of derivatives, non-current (Notes 18 and 19)	605	—
Debt securities, held to maturity (Net of allowance for credit losses of nil for 2019 and $569 for 2020) (Note 4)	6,723	6,813
Other non-current assets (Note 4)	3,802	8,425

Total assets	$3,011,958	$3,010,516

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$210,745	$147,137
Accounts payable	6,215	7,582
Due to related parties (Note 3)	473	432
Finance lease liabilities, net (Note 11)	16,810	16,495
Accrued liabilities	19,417	17,621
Unearned revenue (Note 12)	10,387	11,893
Fair value of derivatives (Notes 18 and 19)	397	3,440
Other current liabilities	2,090	2,374

Total current liabilities	266,534	206,974

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,206,405	1,305,076
Finance lease liabilities, net of current portion (Note 11)	119,925	116,366
Fair value of derivatives, non-current portion (Notes 18 and 19)	433	3,653
Unearned revenue, net of current portion (Note 12)	7,933	29,627

Total non-current liabilities	1,334,696	1,454,722

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	12	12
Additional paid-in capital (Note 14)	1,351,352	1,366,486
Retained earnings / (Accumulated deficit)	60,578	(9,721)
Accumulated other comprehensive loss (Notes 18 and 20)	(1,214)	(7,957)

Total stockholders’ equity	1,410,728	1,348,820

Total liabilities and stockholders’ equity	$3,011,958	$3,010,516

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2018, 2019, and 2020

	For the years ended December 31,
	2018	2019	2020
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$380,397	$478,109	$460,319
EXPENSES:
Voyage expenses	(5,847)	(5,291)	(7,372)
Voyage expenses-related parties (Note 3)	(3,201)	(5,282)	(6,516)
Vessels’ operating expenses	(110,571)	(116,101)	(117,054)
General and administrative expenses	(2,908)	(3,051)	(4,103)
General and administrative expenses—related parties (Note 3)	(6,255)	(6,379)	(6,912)
Management fees-related parties (Note 3)	(19,533)	(21,319)	(21,616)
Amortization of dry-docking and special survey costs (Note 7)	(7,290)	(8,948)	(9,056)
Depreciation (Notes 6, 11 and 20)	(96,261)	(113,462)	(108,700)
Amortization of prepaid lease rentals, net (Note 11)	(8,150)	—	—
Loss on sale of vessels, net (Note 6)	(3,071)	(19,589)	(79,120)
Loss on vessels held for sale (Note 6)	(101)	(2,495)	(7,665)
Vessels impairment loss (Notes 6 and 7)	—	(3,042)	(31,577)
Foreign exchange losses, net	(51)	(27)	(300)

Operating income	117,158	173,123	60,328

OTHER INCOME / (EXPENSES):
Interest income	3,454	3,349	1,827
Interest and finance costs (Note 16)	(63,992)	(89,007)	(68,702)
Swaps breakage cost, net (Note 18)	(1,234)	(16)	(6)
Income from equity method investments (Note 9)	12,051	11,369	16,195
Other, net	350	784	1,181
Loss on derivative instruments, net (Note 18)	(548)	(603)	(1,946)

Total other expenses, net	(49,919)	(74,124)	(51,451)

Net Income	$67,239	$98,999	$8,877

Earnings allocated to Preferred Stock (Note 15)	(30,503)	(31,269)	(31,082)
Gain on retirement of Preferred Stock (Note 15)	—	—	619

Net income / (loss) available to Common Stockholders	36,736	67,730	(21,586)

Earnings / (losses) per common share, basic and diluted (Note 15)	$0.33	$0.59	$(0.18)

Weighted average number of shares, basic and diluted (Note 15)	110,395,134	115,747,452	120,696,130

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2018, 2019 and 2020

	For the years ended December 31,
	2018	2019	2020
	(Expressed in thousands of U.S. dollars)
Net income for the year	$67,239	$98,999	$8,877

Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	5,456	(5,816)	(6,806)
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 18 and 20)	(11)	—	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	63	63	63

Other comprehensive income / (loss) for the year	$5,508	$(5,753)	$(6,743)

Total comprehensive income for the year	$72,747	$93,246	$2,134

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2018, 2019 and 2020

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings (Accumulated Deficit)	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2018	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	67,239	67,239
- Preferred stock Series E issuance (Note 14)	4,600,000	—	—	—	—	—	—	—	—	—	111,614	—	—	111,614
- Preferred stock Series E expenses (Note 14)	—	—	—	—	—	—	—	—	—	—	(390)	—	—	(390)
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	4,258,245	—	26,842	—	—	26,842
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(43,936)	(43,936)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(28,292)	(28,292)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5,508	—	5,508

BALANCE, December 31, 2018	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	98,999	98,999
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	6,668,466	1	37,512	—	—	37,513
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(45,887)	(45,887)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(31,268)	(31,268)
- Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(5,753)	—	(5,753)

BALANCE, December 31, 2019	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	8,877	8,877
- Adoption of new accounting policy (Note 4)	—	—	—	—	—	—	—	—	—	—	—	—	(543)	(543)
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	3,027,942	—	17,437	—	—	17,437
- Retirement of Preferred Stock (Note 14)	(25,900)	—	(13,458)	—	(26,865)	—	(29,351)	—	—	—	(2,303)	—	619	(1,684)
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(48,127)	(48,127)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(31,125)	(31,125)
- Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(6,743)	—	(6,743)

BALANCE, December 31, 2020	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	122,160,638	$12	$1,366,486	$(7,957)	$(9,721)	$1,348,820

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018, 2019 and 2020

	For the years ended December 31,
	2018	2019	2020
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$67,239	$98,999	$8,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	96,261	113,462	108,700
Credit loss provision	—	—	26
Amortization of debt discount	(779)	(851)	(933)
Amortization of prepaid lease rentals, net	8,150	—	—
Amortization and write-off of financing costs	2,907	4,491	3,645
Amortization of deferred dry-docking and special survey costs	7,290	8,948	9,056
Amortization of assumed time charter	27	191	192
Equity based payments	3,755	3,879	3,655
Net settlements on interest rate swaps qualifying for cash flow hedge	(11)	—	—
Loss on derivative instruments, net	162	651	1,759
Loss on sale / disposal of vessels, net	3,071	19,589	79,120
Loss on vessels held for sale	101	2,495	7,665
Vessels impairment loss	—	3,042	31,577
Income from equity method investments	(12,051)	(11,369)	(16,195)
Changes in operating assets and liabilities:
Accounts receivable	(14,368)	7,417	3,852
Due from related parties	1,342	(2,895)	5,953
Inventories	(134)	474	91
Insurance claims receivable	(5,304)	(2,538)	(1,504)
Prepayments and other	(251)	(2,072)	(853)
Accounts payable	1,926	(2,371)	1,367
Due to related parties	(7)	277	(41)
Accrued liabilities	1,996	4,133	3,619
Unearned revenue	(2,880)	811	1,950
Other current liabilities	204	(280)	284
Dividend from equity method investees	8,000	6,295	16,653
Dry-dockings	(18,568)	(6,280)	(15,481)
Accrued charter revenue	(7,294)	3,893	21,250

Net Cash provided by Operating Activities	140,784	250,391	274,284

Cash Flows From Investing Activities:
Equity method investments	(5,292)	(55)	—
Return of capital from equity method investments	2,470	24,530	32,996
Proceeds from the settlement of insurance claims	931	7,407	2,228
Cash acquired through asset acquisition	18,644	—	—
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(142,993)	(61,975)	(101,917)
Proceeds from the sale of vessels, net	13,595	21,235	30,296

Net Cash used in Investing Activities	(112,645)	(8,858)	(36,397)

Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	111,224	—	—
Proceeds from long-term debt and finance leases	361,000	448,000	285,903
Repayment of long-term debt and finance leases	(500,173)	(597,607)	(451,038)
Payment of financing costs	(3,441)	(3,891)	(7,478)
Swap termination	—	—	(2,095)
Retirement of preferred stock	—	—	(1,684)
Dividends paid	(49,143)	(58,655)	(65,470)

Net Cash used in Financing Activities	(80,533)	(212,153)	(241,862)

Net increase / (decrease) in cash, cash equivalents and restricted cash	(52,394)	29,380	(3,975)
Cash, cash equivalents and restricted cash at beginning of the period	218,885	166,491	195,871

Cash, cash equivalents and restricted cash at end of the period	$166,491	$195,871	$191,896

Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$60,620	$83,152	$63,725
Non-Cash Investing and Financing Activities:
Imputed interest	325	—	—
Dividend reinvested in common stock of the Company	$23,086	$18,503	$13,783

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2018, 2019 and 2020
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

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During the years ended December 31, 2018, 2019 and 2020, the Company issued 598,400 shares for each year to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of December 31, 2020, under the Plan, the Company has issued to its common stockholders 15,387,223 shares, in aggregate. As of December 31, 2020, the aggregate issued share capital was 122,160,638 common shares. At December 31, 2020, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.8% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iv) on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2019 and 2020, the Company owned and/or operated a fleet of 60 and 61 container vessels, respectively, with a total carrying capacity of approximately 409,037 and 435,612 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At December 31, 2020, Costamare had 74 wholly-owned subsidiaries incorporated in the Republic of Liberia, six incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has, during the first half of 2020, adversely impacted the international container shipping industry. Average time charter rates have improved significantly since June 2020, however, the situation is still rapidly evolving with new waves of infections across many countries worldwide. Despite the approval and distribution of COVID-19 vaccines, the appearance of virus mutations coupled with a still low percentage of vaccinated population makes it difficult to predict the ultimate severity and long-term impact of the pandemic on the industry and Costamare at this time. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the market disruption and is making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 on the Company.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported and disclosed in the financial statements and the accompanying notes. The Company bases its estimates on assumptions, both historical and forward looking, that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. As of December 31, 2020, the Company has reviewed and evaluated its revenue concentration risk, the recoverability of its Accounts receivable and performed sensitivity analysis to its future undiscounted cash flows on its impairment testing. As part of such evaluation, the Company did not identify any conditions that have substantial impact in the Company’s results of operations, financial position, cash flows or disclosures.

As of December 31, 2020, the impact of the outbreak of the COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

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

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2019 and 2020 no such interest existed.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

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

	For the years ended December 31,
	2018	2019	2020
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	113,714	148,928	143,922
Restricted cash—current portion	5,600	6,912	4,998
Restricted cash—non-current portion	47,177	40,031	42,976

Total cash, cash equivalents and restricted cash	$166,491	$195,871	$191,896

(f) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Operating lease receivables under ASC 842 are not in scope of ASC 326. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2019 and 2020, is $0.

(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments—Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
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

If the Company determines that an impairment indicator is present, or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby, it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 14 to 30 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. The Company defines outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2020 resulted in an impairment loss of $31,577. As of December 31, 2018 and 2019, our assessment concluded that nil and $3,042, respectively, of impairment loss should be recorded.

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

(m) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of operations.

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

(o) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(p) Accounting for Revenues and Expenses: On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. The Company accounts for operating leases that were entered into before January 1, 2019, but commenced on or after this effective date under ASC 842 rather than the transition provisions of ASC 842.

Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842 or ASC 840 under transition accounting. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

the vessel, including crew, spares and repairs, which are recognized in operating expenses, Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Revenues for 2018, 2019 and 2020, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2018	2019	2020
A	27%	22%	21%
B	27%	24%	20%
C	10%	10%	11%
D	24%	38%	29%
E	3%	3%	10%

Total	91%	97%	91%

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
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

(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2020. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period and the gain on retirement of preferred stock which was recognized during the year ended December 31, 2020 (Note 15).

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

(u) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence, as defined by ASC 323, over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
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

Furthermore, as a result of electing to apply the package of practical expedients, at January 1, 2019, the Company’s capital leases under ASC 840 became finance leases under ASC 842 as lease classification is not reassessed in transition. Therefore, at that date, the Company, as lessee, initially recognized a finance lease right-of-use asset and lease liability measured at the carrying amount of the capital lease assets and capital lease obligations under ASC 840. After January 1, 2019, the Company, as lessee, followed ASC 840 for expense recognition unless the lease is modified and the modified lease is not accounted for as a separate contract or the Company is otherwise required to remeasure its lease liability in accordance with ASC 842. At January 1, 2019, the Company continued to recognize the deferred gain or loss, previously described as prepaid or unearned rental income, related to its failed sale and leaseback transactions under ASC 840, but reclassified such amounts to the right-of-use asset and changed the amortization period from over the lease term to in proportion to the amortization of the right-of-use asset.

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

Operating lease payments are recognized as an operating expense in the consolidated statement of operations on a straight-line basis over the lease term.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(w) Investments in Equity and Debt Securities:

Beginning January 1, 2018, the adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” requires equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding those accounted for under the equity method, those that result in consolidation of the investee and certain other investments ) to be measured at fair value with changes in the fair value recognized through net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value (NAV) per share (or its equivalent) of the investment, entities may choose to measure those investments at cost, less any impairment. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less expected credit losses. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity. Management evaluates debt securities held-to-maturity for expected credit losses at each reporting date.

The Company assessed the provisions of “ASC 326 Financial Instruments—Credit Losses” and calculated the estimated credit loss provision by using the Probability of Default and the Loss Given Default parameters (Note 4).

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

(z) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue from Contracts with Customers, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

New Accounting Pronouncements - Adopted

On January 1, 2020, the Company adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities, using the modified retrospective method. This new guidance is amended by: ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases; ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis; ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. The Company’s investment in debt securities, which is classified under Other non-current assets, is subject to ASU 2016-13. Upon adoption of this update on January 1, 2020, the Company decreased the carrying value of its investment and retained earnings by $543 without any retrospective application to prior periods. This cumulative adjustment does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

On January 1, 2020, the Company adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

On January 1, 2020, the Company adopted ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”, which improves the accounting for the following areas: (i) applying the variable interest entity (VIE) guidance to

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests, thereby improving general purpose financial reporting. The Company applied the amendments in this Update retrospectively, as required. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2020, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company does not expect the standard to have a material impact on our consolidated financial statements.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership a daily fee of $0.956 ($0.478 for any containership subject to a bareboat charter) prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) a quarterly fee of $625 plus the value of 149,600 shares which Costamare Services may elect to receive in kind (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

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

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell offered technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offered ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. The net profits earned during the years ended December 31, 2018, 2019 and 2020, amounted to $456, $350 and nil, respectively and are included as a reduction in Management fees-related parties in the accompanying consolidated statements of operations. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece continues to provide the same management services to the Company’s vessels (as well as to vessels acquired under the Framework Deed and to third party vessels). As at December 31, 2020, V.Ships Greece provided services to 32 Costamare vessels, of which 15 were subcontracted for certain management services to V.Ships (Shanghai) Limited.

Management fees charged by Costamare Shipping in the years ended December 31, 2018, 2019 and 2020, amounted to $19,989, $21,669 and $21,442, respectively, and are included Management fees-related parties in the accompanying consolidated statements of operations. In addition, Costamare Shipping and Costamare Services charged (i) $5,739 for the year ended December 31, 2020 ($4,864 and $2,846 for the years ended December 31, 2019 and 2018, respectively), representing a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses—related parties in the accompanying consolidated statements of operations, (ii) $2,500, which is included in General and administrative expenses—related parties in the accompanying consolidated statements of operations for the year ended December 31, 2020 ($2,500

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

for the years ended December 31, 2019 and 2018) and (iii) $3,655, representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of operations for the year ended December 31, 2020 ($3,879 and $3,755 for the year ended December 31, 2019 and 2018, respectively). Furthermore, in accordance with the management agreements with V.Ships Greece and the other third-party managers, V.Ships Greece and the other third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2019, such amount was $1,875 in aggregate and is included in Accounts receivable, net, non-current, in the accompanying 2019 consolidated balance sheet. As at December 31, 2020, it was $3,075 in aggregate, of which $3,000 is included in Accounts receivable, net, non-current and $75 in Accounts receivable, net in the accompanying 2020 consolidated balance sheet.

During the years ended December 31, 2018, 2019 and 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $6,428, $3,821 and $3,611, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2019 and 2020, amounted to $7,576 and $1,623, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2019 and 2020, amounted to $473 and $432, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the owners of the 16 Company’s containerships that were managed by Shanghai Costamare on that date entered into ship managements agreements with V.Ships Greece, which subcontracted certain management services to V.Ships (Shanghai) Limited. The actual transfer of the management of 15 vessels was completed on December 31, 2020. As of December 31, 2020, Shanghai Costamare provided such services to one of the Company’s containerships (17 as of December 31, 2019). On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships (Shanghai) Limited. There was no balance due from/to Shanghai Costamare at both December 31, 2019 and 2020.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2019 and 2020, in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2019 and 2020 (€1,139 for the year ended December 31, 2018). During the years ended December 31, 2018, 2019 and 2020, BNC charged the ship-owning companies $355, $418 and $378, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of operations. BNC also provides chartering services to a revenue sharing

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

pool which includes one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company vessels. During the years ended December 31, 2018, 2019 and 2020, BNA charged the ship-owning companies nil, nil and $399, which are included in Voyage expenses—related parties in the accompanying consolidated statements of operations.

4. Debt Securities, Held to Maturity and Other Non-Current Assets:

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received ZIM shares representing approximately 1.2% of the outstanding ZIM shares immediately after the restructuring and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received from Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2020, the Company recorded $933 in relation to their unwinding ($851 and $779 for the years ended December 31, 2019 and 2018, respectively), which is included in “Interest income” in the consolidated statements of operations. The Company has classified such debt and equity securities under Debt securities, held to maturity, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2020 (Note 19(c)). These financial instruments are not measured at fair value on a recurring basis. The Company assessed the provisions of “ASC 326 Financial Instruments—Credit Losses” in relation to its Series 1 and Series 2 Notes securities and as a result calculated a Credit loss provision of $543, which is reflected as a cumulative effect adjustment to the consolidated statements of stockholders’ equity upon adoption of the guidance at January 1, 2020 and $26, which is included in Other, net in the 2020 consolidated statement of operations. As of December 31, 2020, the Zim debt securities, net, amounted to $6,813 ($6,723 as of December 31, 2019).

The Zim equity securities are carried at cost less impairment. As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim was based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim implemented in 2016. No dividends have

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

been received from Zim since July 16, 2014. As of December 31, 2020, the Company qualitatively assessed for impairment its investment in equity securities in Zim and concluded that no impairment should be recorded. As of December 31, 2019, and 2020, the Zim equity securities amounted to $3,802.

5. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2019	$3,299,311	$(1,092,525)	$2,206,786

Depreciation	—	(102,101)	(102,101)
Vessel acquisitions, advances and other vessels’ costs	371,978	—	371,978
Vessel sales, transfers and other movements	(97,538)	52,705	(44,833)

Balance, December 31, 2019	$3,573,751	$(1,141,921)	$2,431,830

Depreciation	—	(101,541)	(101,541)
Vessel acquisitions, advances and other vessels’ costs	275,230	—	275,230
Vessel sales, transfers and other movements	(323,014)	168,005	(155,009)

Balance, December 31, 2020	$3,525,967	$(1,075,457)	$2,450,510

During the year ended December 31, 2020, the Company acquired the 2009-built, 4,258 TEU Virgo (ex. JPO Virgo), the 2007-built, 2,572 TEU JPO Scorpius and the 2011-built, 4,178 TEU Neokastro and took delivery of the 12,690 TEU newbuilds YM Triumph, YM Truth and YM Totality from the shipyard. Upon their delivery, all three newbuild vessels commenced their 10-year time charters.

On October 2, 2020, the Company agreed to acquire a 2006-built 5,642 TEU containership and on December 18, 2020 the Company agreed to acquire two 2004-built, 6,492 TEU containerships. All are expected to be delivered during the first quarter of 2021 (Note 21(e)).

During the year ended December 31, 2019, the Company prepaid the outstanding balances of Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. finance lease liabilities (Note 11) and acquired back the 2014-built, 9,403 TEU MSC Azov, MSC Ajaccio and MSC Amalfi. At the same year, the Company agreed to acquire four secondhand containerships. During the year ended December 31, 2019, the Company took delivery of three of the aforementioned vessels the 2010-built, 4,258 TEU Volans and Vulpecula (ex. JPO Vulpecula) and the 2009-built, 4,258 TEU Vela.

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

current and non-current portion (Note 12). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In May 2018, the Company ordered five newbuild vessels from a shipyard, each with approximately 12,690 TEU capacity. As discussed above three of the newbuilt vessels were delivered during 2020 and the remaining two are expected, at this time, to be delivered during the first half of 2021 (Note 21(e)) and upon delivery, they will commence a ten-year time charter with their charterers. In August 2018, the Company entered into financing agreements with a financial institution for the five newbuild containerships (Note 10).

On December 11, 2020, the Company decided to make arrangements to sell the vessel Halifax Express. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. During the year ended December 31, 2020, the Company sold the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express and recognized a net loss of $79,120, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2020 consolidated statement of operations. As of December 31, 2020, the amount of $12,416, separately reflected in Vessels held for sale in the consolidated balance sheet, represents the fair market value of the vessel Halifax Express based on its estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $7,665, was recorded in the year ended December 31, 2020, and is separately reflected as Loss on vessels held for sale in the accompanying 2020 statement of operations. During the year ended December 31, 2020, the Company recorded an impairment loss in relation to five of its vessels in the amount of $31,577 (including $693 transferred from Deferred charges, net). The fair values of the five vessels were determined through Level 2 inputs of the fair value hierarchy (Note 19).

On December 26, 2019 and December 31, 2019, the Company decided to make arrangements to sell the vessels Neapolis and Zagora, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of December 31, 2019, the amount of $4,908, separately reflected in Vessels held for sale in the 2019 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $2,495, was recorded in the year ended December 31, 2019, and is separately reflected as Loss on vessels held for sale in the accompanying 2019 statement of operations.

During the year ended December 31, 2019, the Company sold the vessels MSC Pylos, Piraeus, Sierra II (ex. MSC Sierra II), Reunion (ex. MSC Reunion) and Namibia II (ex. MSC Namibia II) and recognized an aggregate loss of $19,589, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2019 consolidated statement of operations.

During the year ended December 31, 2019, the Company recorded an impairment loss in relation to two of its vessels in the amount of $3,042 (including $1,548 transferred from Deferred charges, net (Note 7)), in the aggregate, and is separately reflected in Vessels impairment loss in the 2019 consolidated statement of operations.

During the year ended December 31, 2018, the Company sold for demolition the vessels Itea and MSC Koroni and recognized an aggregate loss of $3,071, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2018 consolidated statement of operations. On December 28, 2018, the Company decided to make arrangements to sell the vessel MSC Pylos. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel MSC Pylos as “held for sale” were met. The

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $101, was recorded in the year ended December 31, 2018, and is separately reflected as Loss on vessel held for sale in the 2018 consolidated statement of operations.

Forty-six of the Company’s vessels, with a total carrying value of $1,536,190 as of December 31, 2020, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the four vessels under the sale and leaseback transactions described in Note 11, the three newbuild vessels discussed above, the five vessels acquired under the Share Purchase Agreement (Note 9) with York and three unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2019	$26,250

Additions	6,280
Amortization	(8,948)
Write-off and other movements (Note 6)	(1,599)

Balance, December 31, 2019	$21,983

Additions	15,481
Amortization	(9,056)
Write-off and other movements (Note 6)	(726)

Balance, December 31, 2020	$27,682

During the years ended December 31, 2018, 2019 and 2020, 17, six and 11 vessels underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

8. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions are made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue. The commitment period ended on May 15, 2020 and the termination of the Framework Deed will occur on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece.

As at December 31, 2020, the Company holds between 25% and 49% of the capital stock of 13 jointly-owned companies formed pursuant to the Framework Deed with York (Note 9). The Company accounts for the entities formed under the Framework Deed as equity investments.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % December 31, 2020	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	—	49%	July 8, 2013
Horton Maritime Co.	—	49%	June 26, 2013
Smales Maritime Co.	—	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the year ended December 31, 2020 the Company received, in the form of a special dividend, $3,700, in aggregate from Steadman Maritime Co., Geyer Maritime Co., Smales Maritime Co. and Goodway Maritime Co. During the year ended December 31, 2019, Costamare Ventures contributed $55 to the equity of Marchant Maritime Co. and received $2,340 in aggregate, in the form of a special dividend from Horton Maritime Co. and Steadman Maritime Co. During the year ended December 31, 2019, Smales Maritime Co. sold its vessel Elafonisos and during the same period Costamare Ventures received the amount of $2,940 in the form of a special dividend.

During the year ended December 31, 2020 the Company received in the form of a special dividend, $44,185 in aggregate, from Kemp Maritime Co., Hyde Maritime Co., Ainsley Maritime Co., Ambrose Maritime Co. and Skerrett Maritime Co. During the year ended December 31, 2019, the Company received in the form of a special dividend, $13,378 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $8,149 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $1,372 from Skerrett Maritime Co. and $1,470 from Geyer Maritime Co.

During the year ended December 31, 2020, the Company received the amount of $1,764 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2019, the Company received the amount of $1,176 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months from February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York was fully paid in cash on May 12, 2020, in accordance with the terms of the Share Purchase Agreement.

For the years ended December 31, 2018, 2019 and 2020, the Company recorded net income of $12,051, $11,369 and $16,195, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of operations.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2019	December 31, 2020
Current assets	$49,787	$46,006
Non-current assets	531,448	516,171

Total assets	$581,235	$562,177

Current liabilities	$94,879	$30,148
Non-current liabilities	220,323	346,994

Total liabilities	$315,202	$377,142

	For the years ended December 31,
	2018	2019	2020
Voyage revenue	$148,614	$85,954	$96,533
Net income	$29,628	$28,040	$39,433

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Borrower(s)			December 31, 2019	December 31, 2020
A.	Term Loans:
	1.	Mas Shipping Co.	—	—
	2.	Montes Shipping Co. and Kelsen Shipping Co.	22,000	—
	3.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	—	—
	4.	Raymond Shipping Co. and Terance Shipping Co.	—	—
	5.	Uriza Shipping S.A.	23,833	—
	6.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	65,375	—
	7.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	18,080	—
	8.	Nerida Shipping Co.	13,575	11,775
	9.	Costamare Inc.	155,195	—
	10.	Singleton Shipping Co. and Tatum Shipping Co.	44,000	40,800
	11.	Reddick Shipping Co. and Verandi Shipping Co.	20,120	15,240
	12.	Costamare. Inc.	36,385	34,188
	13.	Bastian Shipping Co. and Cadence Shipping Co.	128,400	113,200
	14.	Adele Shipping Co.	66,500	60,500
	15.	Costamare Inc.	147,110	135,550
	16.	Quentin Shipping Co. and Sander Shipping Co.	91,239	80,943
	17.	Costamare Inc.	—	27,666
	18.	Capetanissa Maritime Corporation et al.	—	65,500
	19.	Caravokyra Maritime Corporation et al.	—	64,800
	20.	Achilleas Maritime Corporation et al.	—	58,396
	21.	Kelsen Shipping Co.	—	8,100
	22.	Uriza Shipping S.A.	—	20,000

		Total Term Loans	$831,812	$736,658

B.	Other financing arrangements		594,350	728,961
		Total long-term debt	$1,426,162	$1,465,619

		Less: Deferred financing costs	(9,012)	(13,406)

		Total long-term debt, net	1,417,150	1,452,213

		Less: Long-term debt current portion	(213,022)	(149,910)
		Add: Deferred financing costs, current portion	2,277	2,773

		Total long-term debt, non-current, net	$1,206,405	$1,305,076

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

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. On June 29, 2020, the Company prepaid $8,500, due to the sale of Kawasaki (ex. Maersk Kawasaki) (Note 6), on the then outstanding balance. On December 17, 2020, the outstanding balance of $8,500 was fully repaid.

3. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. On July 17, 2019, the Company fully repaid the outstanding balance of $48,385 relating to Vantage and on July 26, 2019, the Company fully repaid the outstanding balance of $90,403 in aggregate relating to Valor and Valiant.

4. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. On July 17, 2019, the Company fully repaid the outstanding balance of $88,678 in aggregate relating to Valence and Value.

5. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. On November 12, 2020, the Company fully prepaid the outstanding balance of $19,500.

6. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. On May 7, 2020, the outstanding balance of the loan was fully repaid.

7. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. On January 24, 2020, the Company prepaid the amount $1,385 due to the sale of the vessel Neapolis (Note 6). On May 7, 2020, the outstanding balance of the loan was fully repaid.

8. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of December 31, 2020, the outstanding balance of $11,775 is repayable in 7 equal quarterly installments of $450, from February 2021 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance a previously held loan. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. During the year ended December 31, 2020, the Company fully prepaid the outstanding balance of the loan.

10. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of December 31, 2020, the outstanding balance of Tranche A of $20,400 is repayable in 19 equal quarterly installments of $400, from January 2021 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of December 31, 2020, the outstanding balance of Tranche B of $20,400 is repayable in 19 equal quarterly installments of $400, from February 2021 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

11. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. As of December 31, 2020, the outstanding balance of each tranche of $7,620 is repayable in 2 equal quarterly installments of $610 each, from January 2021 to April 2021 and a balloon payment of $6,400 each payable together with the last installment.

12. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel JPO Scorpius as additional security. As of December 31, 2020, the outstanding balance of Tranche A of $12,000 is repayable in 12 equal quarterly installments of $1,000, from February 2021 to November 2023. As of December 31, 2020, the outstanding balance of Tranche B of $22,188 is payable in November 2023.

13. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 11) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of December 31, 2020, the aggregate outstanding balance of the two tranches of $113,200 is repayable in 26 variable quarterly installments, from March 2021 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

14. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 11) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of December 31, 2020, the outstanding balance of the loan of $60,500 is repayable in 23 equal quarterly installments of $1,500, from January 2021 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

15. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. As of

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2020, the outstanding balance of each tranche of $45,183, is repayable in 19 equal quarterly installments of $963.3 from January 2021 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

16. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. As of December 31, 2020, the outstanding balance of each tranche of $40,472, is repayable in 19 equal quarterly installments of $1,005.7 from January 2021 to July 2025 and a balloon payment of $21,364 each payable together with the last installment.

17. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela (Note 6). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. As of December 31, 2020, the aggregate outstanding balance of tranche A, B, C and D of $27,666 is repayable in 13 equal quarterly installments of $194, $199, $190 and $195, respectively, from February 2021 to February 2024 and a balloon payment of $4,646, $4,566, $4,210 and $4,130 respectively, payable together with the last installment.

18. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. As of December 31, 2020, the outstanding balance of $65,500 is repayable in 18 equal quarterly installments of $2,250 from February 2021 to May 2025 and a balloon payment of $25,000 payable together with the last installment.

19. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. As of December 31, 2020, the outstanding balance of $64,800 is repayable in 18 variable quarterly installments from March 2021 to June 2025 and a balloon payment of $29,200 payable together with the last installment.

20. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of Zagora and Singapore Express (Note 6), on the then outstanding balance. As of December 31, 2020, the outstanding balance of $58,396 is repayable in 14 equal quarterly installments of $2,637.8 from March 2021 to June 2024 and a balloon payment of $21,467 payable together with the last installment. As of December 31, 2020, the vessel Halifax Express was classified as “held for sale” (Note 6) and the then outstanding amount of $4,861 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2020 balance sheet.

21. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. As of December 31, 2020, the outstanding balance of the loan of $8,100 is repayable in 4 equal semi-annual installments of $2,025, from June 2021 to December 2022.

22. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

November 12, 2020. As of December 31, 2020, the outstanding balance of the loan of $20,000 is repayable in 20 equal quarterly installments of $650, from February 2021 to November 2025 and a balloon payment of $7,000 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 105% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2020 amounted to $3,274 ($2,459 for the year ended December 31, 2019), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2020 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of December 31, 2020 and following the delivery of the first three newbuilds (Note 6), the aggregate outstanding amount of their financing arrangements is repayable in various installments from January 2021 to September 2030 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the year ended December 31, 2020, the interest expense incurred amounted to $4,191, in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. As at December 31, 2020, the aggregate outstanding amount of the five financing arrangements is repayable in various installments from January 2021 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2020, the interest expense incurred amounted to $28,410 ($31,196 for the year ended December 31, 2019 and $4,429 for the period from

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

November 12, 2018 to December 31, 2018), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

As of December 31, 2020, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $728,961.

The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2020, are in the aggregate as follows:

Year ending December 31,	Amount
2021	$149,910
2022	137,399
2023	148,111
2024	152,422
2025	306,273
2026 and thereafter	571,504

Total	$1,465,619

The interest rate of Costamare’s long-term debt as at December 31, 2018, 2019 and 2020, was in the range of 3.66%-6.42%, 3.75%-6.34% and 2.07%-6.34%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2018, 2019 and 2020, was 5.3%, 4.8% and 4.1%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the years ended December 31, 2018, 2019 and 2020, amounted to $40,412, $71,293 and $62,223, respectively. Of the above amounts, $40,412, $71,293 and $62,223, are included in Interest and finance costs in the accompanying consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively, whereas in 2018 an amount of $808 is capitalized and included in (a) Vessels and Advances, net ($797) and (b) the 2018 consolidated statement of comprehensive income ($11), representing net settlements on interest rate swaps qualifying for cash flow hedge. In 2019, an amount of $2,459 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2019 and in 2020, an amount of $3,274 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2020.

C. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2019	$11,474

Additions	3,891
Amortization and write-off	(4,491)

Balance, December 31, 2019	10,874

Additions	7,478
Amortization and write-off	(3,645)
Transfers and other movements	(627)

Balance, December 31, 2020	$14,080

Less: Current portion of financing costs	(2,969)

Financing costs, non-current portion	$11,111

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of operations (Note 16).

11. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 10.A.13). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 10.A.14). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026.

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

At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557, were reclassified to Right-of-Use assets.

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2018, 2019 and 2020, amounted to $13,764, $11,298 and $7,096, respectively, and is included in Depreciation in the accompanying consolidated statements of operations. As of December 31, 2019, and 2020, accumulated depreciation amounted to $20,635 and $27,731, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2019, and 2020, the net book value of the vessels amounted to $188,429 and $199,098, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

The finance lease liabilities amounting to $133,535 as at December 31, 2020 are scheduled to expire through 2026 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the years ended

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2018, 2019 and 2020, amounted to $21,402, $15,112 and $5,626, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the finance leases after December 31, 2020, are in the aggregate as follows:

Year ending December 31,	Amount
2021	$18,267
2022	18,267
2023	18,267
2024	37,157
2025	13,376
2026 and thereafter	33,344

Total	$138,678

Less: Amount of interest (Leonidio and Kyparissia)	(5,143)
Total lease payments	$133,535

Less: Financing costs, net	(674)

Total lease payments, net	$132,861

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2019 and 2020 consolidated balance sheet as follows:

	December 31, 2019	December 31, 2020
Finance lease liabilities—current	$17,372	$16,691
Less: current portion of financing costs	(562)	(196)
Finance lease liabilities—non-current	121,225	116,844
Less: non-current portion of financing costs	(1,300)	(478)

Total	$136,735	$132,861

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2019 and 2020, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2019, the net accrued charter revenue, totaling ($13,034) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet. As at December 31, 2020, the net accrued charter revenue, totaling ($34,284) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Year ending December 31,	Amount
2021	$(4,657)
2022	(4,657)
2023	(8,134)
2024	(10,126)
2025	(4,657)
2026 and thereafter	(2,053)

Total	$(34,284)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2019 and 2020, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2019	December 31, 2020
Hires collected in advance	$5,286	$7,236
Charter revenue resulting from varying charter rates	13,034	34,284

Total	$18,320	$41,520
Less current portion	(10,387)	(11,893)

Non-current portion	$7,933	$29,627

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 6). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. As of December 31, 2019, and 2020, the aggregate balance of time charter assumed (current and non-current) was $1,222 and $1,030, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2018, 2019 and 2020, the amortization expense of Time charter assumed amounted to $27, $191 and $192, respectively, and is included in Voyage revenue in the accompanying consolidated statements of operations.

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2020, the Company has entered into time charter arrangements for all of its vessels in operation, including the two newbuilds under construction and one secondhand vessel that the Company had agreed to acquire on October 2, 2020 (Note 6), with international liner operators. These arrangements as at December 31, 2020, have remaining terms of up to 123 months. At December 31, 2020, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Year ending December 31,	Amount
2021	$420,794
2022	334,921
2023	315,996
2024	315,995
2025	256,702
2026 and thereafter	375,881

Total	$2,020,289

(b) Capital Commitments: Capital commitments of the Company as at December 31, 2020 were $41,086 in the aggregate, consisting of payments through the Company’s equity (i) upon each vessel’s delivery from the shipyard in relation to the two remaining vessels under construction discussed in Note 6, while approximately $0.2 billion in total is financed through a financial institution (Note 10.B) and (ii) in relation to the aggregate balance amount payable for the acquisition cost of three secondhand vessels (Note 21(e)).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and are the owners of Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at December 31, 2020, Costamare has guaranteed $60,214 of the debt relating to Ainsley Maritime Co., $63,975 of the debt relating to Ambrose Maritime Co., $61,250 of the debt relating to Kemp Maritime Co., $60,667 of the debt relating to Hyde Maritime Co. and $61,750 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2019 and 2020, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2020.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the years ended December 31, 2018, 2019 and 2020, the Company issued 3,659,845 shares, 3,187,051 shares and 2,429,542 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $6.3078 per share, $5.8056 per share and $5.6732 per share, respectively.

On July 25, 2019, 2,883,015 shares of common stock at par value of $0.0001 were issued pursuant to the Share Purchase Agreement with York (Note 9).

As of December 31, 2020, the aggregate issued share capital was 122,160,638 common shares at par value of $0.0001.

(b) Preferred Stock: During the year ended December 31, 2020, the Company repurchased and retired 95,574 preferred shares of all classes in the aggregate, at an average price of $17.63 per share. The face value of the preferred shares was cleared from Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 15).

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the year ended December 31, 2020, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the year ended December 31, 2019, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,580 in cash and issued 961,656 shares pursuant to the Plan for the fourth quarter of 2018, (ii) $6,867 in cash and issued 775,947 shares pursuant to the Plan for the first quarter of 2019, (iii) $6,966 in cash and issued 798,908 shares pursuant to the Plan for the second quarter of 2019 and (iv) $6,971 in cash and issued 650,540 shares pursuant to the Plan for the third quarter of 2019. During the year ended December 31, 2020, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,762 in cash and issued 649,928 shares pursuant to the Plan for the fourth quarter of 2019, (ii) $9,061 in cash and issued 637,516 shares pursuant to the Plan for the first quarter of 2020, (iii) $9,249 in cash and issued 625,529 shares pursuant to the Plan for the second quarter of 2020 and (iv) $9,273 in cash and issued 516,569 shares pursuant to the Plan for the third quarter of 2020.

During the year ended December 31, 2019, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2018 to January 14, 2019, $953 or $0.476563 per share for the period from January 15, 2019 to April 14, 2019, $953 or $0.476563 per share for the period from April 15, 2019 to July 14, 2019 and $953 or $0.476563 per share for the period from July 15, 2019 to October 14, 2019. During the year ended December 31, 2020, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2019 to January 14, 2020, (ii) $946

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

or $0.476563 per share for the period from January 15, 2020 to April 14, 2020 (iii) $939 or $0.476563 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $939 or $0.476563 per share for the period from July 15, 2020 to October 14, 2020.

During the year ended December 31, 2019, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2018 to January 14, 2019, $2,125 or $0.531250 per share for the period from January 15, 2019 to April 14, 2019, $2,125 or $0.531250 per share for the period from April 15, 2019 to July 14, 2019 and $2,125 or $0.531250 per share for the period from July 15, 2019 to October 14, 2019. During the year ended December 31, 2020, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,111 or $0.531250 per share for the period from January 15, 2020 to April 14, 2020, (iii) $2,111 or $0.531250 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $2,111 or $0.531250 per share for the period from July 15, 2020 to October 14, 2020.

During the year ended December 31, 2019, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2018 to January 14, 2019, $2,188 or $0.546875 per share for the period from January 15, 2019 to April 14, 2019, $2,188 or $0.546875 per share for the period from April 15, 2019 to July 14, 2019 and $2,188 or $0.546875 per share for the period from July 15, 2019 to October 14, 2019. During the year ended December 31, 2020, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,180 or $0.546875 per share for the period from January 15, 2020 to April 14, 2020, (iii) $2,180 or $0.546875 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $2,180 or $0.546875 per share for the period July 15, 2020 to October 14, 2020.

During the year ended December 31, 2019, the Company declared and paid to its holders of Series E Preferred Stock $2,551 or $0.554688 per share for the period from October 15, 2018 to January 14, 2019, $2,551 or $0.554688 per share for the period from January 15, 2019 to April 14, 2019, $2,551 or $0.554688 per share for the period from April 15, 2019 to July 14, 2019 and $2,551 or $0.554688 per share for the period from July 15, 2019 to October 14, 2019. During the year ended December 31, 2020, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,551 or $0.554688 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,537 or $0.554688 per share for the period from January 15, 2020 to April 14, 2020, (iii) $2,537 or $0.554688 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $2,537 or $0.554688 per share for the period from July 15, 2020 to October 14, 2020.

15. Earnings / (losses) per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period and the gain which resulted from the repurchase of the preferred shares within the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the years ended December 31, 2018, 2019 and 2020, amounted to $30,503, $31,269 and $31,082, respectively.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	Years ended December 31,
	2018	2019	2020
	Basic EPS	Basic EPS	Basic EPS
Net income	$67,239	$98,999	$8,877
Less: paid and accrued earnings allocated to Preferred Stock	(30,503)	(31,269)	(31,082)
Add: gain from retirement of Preferred Stock	—	—	619

Net income / (loss) available to common stockholders	36,736	67,730	(21,586)

Weighted average number of common shares, basic and diluted	110,395,134	115,747,452	120,696,130

Earnings / (losses) per common share, basic and diluted	$0.33	$0.59	$(0.18)

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of operations are as follows:

	Years ended December 31,
	2018	2019	2020
Interest expense	$61,415	$88,289	$66,526
Interest capitalized	(808)	(2,459)	(3,274)
Swap effect	74	(1,885)	1,323
Amortization and write-off of financing costs	2,907	4,491	3,645
Bank charges and other financing costs	404	571	482

Total	$63,992	$89,007	$68,702

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.

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

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, following the adoption of ASU 2017-12, these interest rate swaps qualified for hedge accounting. The change in

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance cost. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Loss on derivative instruments.

At December 31, 2019 and 2020, the Company had interest rate swap agreements with an outstanding notional amount of $149,672 and $257,293, respectively. The fair value of these interest rate swaps outstanding as at December 31, 2019 and 2020 amounted to a net asset of $399 and a liability of $7,093, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and July 2025.

During the year ended December 31, 2019, the Company entered into two interest rate swap agreements with an aggregate notional amount of $46,000, which both met hedge accounting criteria according to ASC 815. During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046, which all met hedge accounting criteria according to ASC 815 for non-zero derivative instruments at hedge inception.

During the year ended December 31, 2020, the Company terminated two interest rate derivative instruments and paid the counterparties breakage costs of $6 in aggregate, which are included in Swap breakage costs, net in the accompanying 2020 consolidated statement of operations. During the year ended December 31, 2019, the Company terminated eight interest rate derivative instruments and received from the counterparties breakage costs of $232 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of operations.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $3,440.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: During the year ended December 31, 2019, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $248 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of operations. As of December 31, 2019, the Company did not hold any interest rate swaps that did not qualify for hedge accounting.

During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046. These interest rate swap agreements at their inception, did not qualify for hedge accounting and the Company recorded a loss of $2,193, representing the fair value change for the period the swap agreements were not designated in a hedging relationship, which is included in Loss on derivative instruments, net in the accompanying consolidated statements of operations for the year ended December 31, 2020. On March 17, 2020, these five interest rate swap agreements met hedge accounting criteria according to ASC 815 for non-zero derivative instruments. As of December 31, 2020, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar forward agreements totaling $16,000 at an average forward rate of Euro/U.S. dollar 1.1962, expiring in monthly intervals up to August 2021.

As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $6,000 at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

The total change of forward contracts fair value for the year ended December 31, 2020, was a gain of $337 (gain of $124 for the year ended December 31, 2019 and loss of $112 for the year

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

ended December 31, 2018) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of operations.

The Effect of Derivative Instruments for the years ended December 31, 2018, 2019 and 2020

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2018	2019	2020
Interest rate swaps	$5,382	$(3,931)	$(8,129)
Reclassification to Interest and finance costs	74	(1,885)	1,323

Total	$5,456	$(5,816)	$(6,806)

Derivatives Not Designated as Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2018	2019	2020
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(436)	$(727)	$(2,283)
Forward contracts	Loss on derivative instruments, net	(112)	124	337

Total		$(548)	$(603)	$(1,946)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $386, ($48) and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets, except debt securities, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The debt securities are carried at amortized cost and their fair values as of December 31, 2020, is estimated in the amount of $3,946 in the aggregate, based on public quotations from a provider of financial market information (Level 2 inputs of the fair value hierarchy) (Note 4). The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B, the fair

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the Company’s other financing arrangements with fixed interest rates discussed in Note 10.B approximates the recorded values and is estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2019 and 2020, the fair value of these interest rate swaps in aggregate amounted to a net asset of $399 and a liability of $7,093, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2019 and 2020, amounted to an asset of $124 and an asset of $460, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	$124	$—	$124	$—
Interest rate swaps—asset position	1,229	—	1,229	—
Interest rate swaps—liability position	(830)	—	(830)	—

Total	$523	$—	$523	$—

	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts- asset position	$460	$—	$460	$—
Interest rate swaps-liability position	(7,093)	—	(7,093)	—

Total	$(6,633)	$—	$(6,633)	$—

Assets measured at fair value on a non-recurring basis:

During the year ended December 31, 2019, two vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these two vessels amounting to $14,850 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

During the year ended December 31, 2020, five vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these five vessels amounting to $30,500 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. Comprehensive Income:

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

During the year ended December 31, 2019, Other comprehensive income decreased with net losses of $5,753 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $3,931), net of the settlements to net income of derivatives that qualify for hedge accounting (loss of $1,885) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

During the year ended December 31, 2020, Other comprehensive loss increased with net losses of $6,743 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $8,129), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $1,323) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

As at December 31, 2018, 2019 and 2020, Comprehensive income amounted to $72,747, $93,246 and $2,134, respectively.

21. Subsequent Events:

(a) Declaration and payment of dividends (common stock): On January 4, 2021, the Company declared a dividend for the quarter ended December 31, 2020, of $0.10 per share on its common stock, which was paid on February 5, 2021, to stockholders of record of common stock as of January 20, 2021.

(b) Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On January 4, 2021, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on January 15, 2021 to holders of record as of January 14, 2021.

(c) New loan facility: On January 27, 2021, the Company signed a loan facility agreement with a financial institution for an amount of up to $12,500, in order to finance the acquisition of the vessel Neokastro (Note 6).

(d) Sale of vessel: On January 8, 2021, the Company agreed to sell Halifax Express and on February 9, 2021, the vessel was delivered to its buyers (Note 6).

(e) Delivery of vessels: On February 2, 2021, the Company took delivery of the 12,690 TEU new built vessel YM Target (Note 6). On February 5, 2021 the Company took delivery of the 2004-built, 6,492 TEU vessel, Aries (Note 6).

(f) Vessels acquisition: On February 12, 2021, the Company agreed to acquire one 2009-built, 4,578 TEU vessel, which is expected to be delivered between the second and third quarter of 2021. On February 17, 2021, the Company agreed to acquire one 2010-built, 4,256 TEU vessel, which is expected to be delivered in the second quarter of 2021.