Form 20-F
period 2021-12-31
Costamare Inc.
filed 2022-03-28
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34934

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
7 Rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)
Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco
Telephone: +377 93 25 09 40 Facsimile: +377 93 25 09 42
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMRE	New York Stock Exchange
Preferred stock purchase rights		New York Stock Exchange
Series B Preferred Shares, $0.0001 par value per share	CMRE.PRB	New York Stock Exchange
Series C Preferred Shares, $0.0001 par value per share	CMRE.PRC	New York Stock Exchange
Series D Preferred Shares, $0.0001 par value per shar	CMRE.PRD	New York Stock Exchange
Series E Preferred Stock, $0.0001 par value per share	CMRE.PRE	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
123,985,104 shares of Common Stock
1,970,649 Series B Preferred Stock, $0.0001 par value per share
3,973,135 Series C Preferred Stock, $0.0001 par value per share
3,986,542 Series D Preferred Stock, $0.0001 par value per share
4,574,100 Series E Preferred Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes  ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.Yes  ☒  ☐  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

•
all data regarding our fleet and the terms of our charters is as of March 18, 2022; four of our 76 containerships in the water have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, referred to as a “Joint Venture vessel”); and one of our 46 dry bulk vessels we have acquired or agreed to acquire has not been delivered. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships. We use the term deadweight ton (“dwt”) in describing the size of dry bulk vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

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

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership and dry bulk shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

•
business disruptions and economic uncertainty resulting from the continued outbreak of the COVID-19 virus (and variants that may emerge), including possible delays due to quarantine of vessels and crew caused by COVID-19 infection;

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the effect of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions due to natural disasters or other disasters outside our control;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements in the design, construction and operations of containerships and dry bulk vessels and opportunities for the profitable operations of our vessels;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•
the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild containerships currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

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

A. Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factor Summary

Industry Risks

•	Our profitability will be dependent on the level of charter rates in the international shipping industry, which may be volatile due to the cyclical nature of the industry;

•	The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss;

•
The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital;

•	Our operating results are subject to seasonal fluctuations;

•	We may be adversely impacted by disruptions in the global financial markets due to terrorist attacks, regional armed conflict, or geopolitical risk; and

•	Decreases in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business, which could adversely impact our operations.

Risks Inherent in Our Business

•	Delay in, or cancelation of, the delivery of our newbuild vessels on order, our secondhand vessels, or any future newbuild vessel orders, could adversely affect our earnings;

•	Our revenues are heavily dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;

•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs;

•	Fuel price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders;

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, and these amounts may increase as our fleet ages;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures;

•	Our business depends upon certain members of our senior management who may not necessarily continue to work for us;

•
Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest;

•	Our managers are privately held companies and there is little or no publicly available information about them; and

•	Managing multiple fleets requires management to allocate significant attention and resources, and failure to successfully or efficiently manage both fleets may harm our business and operating results.

Risks Relating to Our Securities

•	The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline;

•	Holders of Preferred Stock have extremely limited voting rights; and

•
Members of the Konstantakopoulos family are our principal existing stockholders and will effectively control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Industry Risks

Our profitability will be dependent on the level of charter rates in the international shipping industry. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.

The ocean-going shipping industry is both cyclical and volatile in terms of charter rates and profitability. Our profitability is dependent upon the charter rates we are able to charge for our ships. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the consumer goods and major commodities carried by water internationally. We are exposed to changes in charter rates in the containership and dry bulk markets.

During the year ended December 31, 2021, the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels, and three year time charter rates of 6,800 TEU to 9,000 TEU vessels that is published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Research Services Limited (“Clarkson Research”) (1993=100)) increased by nearly 300%, from 90.75 points in December 2020 to 361.79 points in December 2021.

According to Clarkson Research, seaborne container trade (in terms of million TEU transported) grew by a compound annual growth rate of 3.7% per annum between 2010 and 2020. In 2020, mainly due to the COVID-19 pandemic, global seaborne container trade volumes decreased by around 2.5 million TEU compared to 2019, whereas in 2021 volumes are estimated to have increased by 11.7 million TEU, reaching approximately 206.1 million TEU. Clarkson Research estimated that in 2021, the demand for seaborne container trade had increased by 6.0% over the year, outpacing the estimated growth in containership supply for 2021 of 4.5%. However, according to Clarkson Research, future supply as represented by the containership order-book as of December 2021 amounted to 23.4% of the existing fleet capacity, which is the highest such percentage since 2014. Furthermore, 73% of the containerships under construction will have a carrying capacity in excess of 12,000 TEU, which both increases the expected future supply of larger vessels and may have a spillover effect on the market segment for smaller vessels. On average, ships on order take 2-3 years to be built. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as the box freight rates charged by liner companies to shippers.

Freight rates have become very volatile since the onset of the COVID-19 pandemic. More specifically, during the first half of 2020 Clarksons Containership Timecharter Index decreased by 33% due to the pandemic and the associated disruptions in world trade. However, due to the increase in the demand for consumer goods and the dislocation of empty container boxes away from manufacturing countries during the second half of 2020, the aforementioned index fully recovered during the year, ending at 90.75 points and posting a 47% increase year-on-year. The positive trend in containership charter rates continued throughout 2021, with the Clarksons Containership Timecharter Index reaching 361.79 points in December 2021 (representing a nearly 300% year-on-year increase). Liner companies, to which we seek to charter our containerships, have benefited from consolidation since 2014 either through mergers and acquisition or through the formation of mega alliances. However, liner companies face challenges due to the on-going delivery of very large containerships and future potential negative effects in world trade demand due to higher inflation rates, commodity price increases and the effects of the ongoing pandemic crisis. In addition, the introduction since January 1, 2020 of a global sulphur cap on fuels has led to an increase of their fuel costs and may lead to a two tier market, reducing the demand for vessels either not equipped with exhaust gas scrubbers or with high specific fuel consumption. Low box rates, coupled with an increase in fuel costs due to regulation and the energy crisis which began during the second half of 2021, would negatively affect the profitability of liner companies and could lead to lower charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

Additionally, because we charter our dry bulk vessels primarily on short-term time charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. Conditions in the international dry bulk shipping market can be volatile and cyclical and have varied significantly over the last decade. Earnings across all segments hit record levels across 2007-08 as the global industrial “super-cycle” significantly boosted demand for dry bulk commodities, and as China’s rapid industrialisation added further momentum. Since the global financial crisis of 2007-08, earnings have been more subdued as oversupply and moderating demand growth led to more typical cyclical patterns. In 2021, however, rebounding trade after the COVID-19 pandemic, government stimulus, pent-up demand and significant “disruption upside” (e.g., port congestion) have pushed earnings in the sector to the highest levels seen since 2008. However, there is no guarantee that such recovery will be maintained, or that there will be any further growth in charter rates in the future. Weak or volatile conditions in the dry bulk shipping sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

Since the factors affecting the supply of and demand for containership and dry bulk vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would adversely affect our profitability and cash flows and could decrease the value of our fleet.

The demand for containerships and dry bulk vessels has generally been influenced by, among other factors:

•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;

•	economic slowdowns caused by public health events such as the continued COVID-19 outbreak;

•	natural disasters and other disruptions in international trade;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership and dry bulk vessel capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the cost of newbuildings and the time it takes to construct a newbuild;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrap prices and the time it takes to scrap a vessel;

•	speed of vessel operation;

•	costs of bunkers and other operating costs;

•	vessel casualties;

•	the efficiency and age profile of the existing containership and dry bulk fleet in the market;

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;

•	the economics of slow steaming;

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and

•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).

These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Our ability to re-charter our vessels upon the expiration or termination of their current charters and to charter our vessels for which we have not yet secured charters and the charter rates payable under any renewal options or replacement or new charters will depend upon, among other things, the prevailing states of the containership and dry bulk charter markets. If the charter markets are depressed when our vessels’ charters expire or when we are otherwise seeking new charters, we may be forced to charter our vessels at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.

Our financial and operating performance may be adversely affected by the continued outbreak of the COVID-19 virus.

Our business may be adversely affected by the continued outbreak of the COVID-19 virus (and variants that may emerge), which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. Average charter rates for containerships and dry bulk vessels, as measured by the Containership Timecharter Rate Index and the Clarksons Average Dry Bulk Vessel Earnings Index, have improved significantly since the second quarter of 2020; however, the underlying reasons for this improvement, such as tight supply lines, increased demand for bulk commodities on the back of firmly rebounding industrial activity, increased demand for containerized cargo due to increased consumption mainly from developed countries, and newbuild construction being put on hold due to the pandemic, could reverse, which could negatively impact our business. As the situation is continuously evolving with further waves of infections across many countries worldwide, the development and distribution of multiple vaccines, and the emergence of new variants of the COVID-19 virus that may undermine such vaccines, it is difficult to predict the ultimate duration, severity and long-term impact of the pandemic on the industry and Costamare at this time. Furthermore, it is difficult to predict what impact the abatement or continuation of the pandemic may have on our business. The duration of scheduled repairs could exceed our estimates, causing our vessels to remain off-hire for longer periods than planned or to miss scheduled employment. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19-related disruptions may lead to the termination of charters leaving our vessels without employment. It is also possible that the companies that charter our vessels may be materially impacted by the effects of the COVID-19 virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which, however, are legally binding).

An oversupply of containership or dry bulk vessel capacity may reduce charter rates and adversely affect our ability to charter our vessels at profitable rates or at all.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed, with the order-book reverting to below average levels and reaching a low in October 2020 of 8.4% of the then-existing fleet capacity (measured in TEU). According to Clarkson Research, as of December 2021, the containership order-book represented 23.1% of the existing fleet capacity, 73% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Although, the number of dry bulk vessels on order as a percentage of the dry bulk fleet in the water was at a historically low level of 7.3% as of December 2021, such number can quickly increase if multiple orders by industry participants and outside investors are placed.  After rising to record levels in the late 2000s on the back of the global economic “super-cycle” and rapidly growing Chinese demand, newbuild dry bulk vessel contracting has moderated significantly in recent years. 161 million dwt of dry bulk vessels capacity was ordered in 2007, and a further 102 million dwt in 2008, leaving the orderbook in the sector equivalent to around 80% of capacity on the water by the end of 2008. However, following the global financial crisis of 2007-08 and significant oversupply in the sector, contracting slowed to an average of 42 million dwt per annum across 2011-20, and the orderbook in the sector stood at just 7.3% of fleet capacity by December 2021. While the orderbook has been at historically low levels, the lingering effects of oversupply in the past years may have a negative impact on charter rates. If, due to an oversupply of dry bulk vessels, charter rates decline upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs and lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership and dry bulk shipping vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which our vessels operate;

•	reduced demand for containerships or dry bulk vessels, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of vessel capacity;

•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;

•	the costs of building new vessels;

•	changes in technology which can render older vessels obsolete;

•	the relative environmental efficiency of the vessel, as compared to others in the markets in which our vessels operate;

•	whether the vessel is equipped with an exhaust gas scrubber or not; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

The risk of realizing a loss on the sale of a vessel is greater during periods when vessel values are low compared to their historical levels. In the future, we may sell vessels under unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.

In addition, any such deterioration in the market values of our vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The international dry bulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. In addition, we are a new entrant in the dry bulk industry and some of our competitors may have more experience and more established customer relationships. Competition among vessel owners for the seaborne transportation of dry bulk cargo can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Many of our competitors have greater resources and access to capital than we have and operate larger fleets than we may operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This is particularly true for our dry bulk fleet. To the extent we operate vessels on short-term time charters, index-linked time charters and voyage charters obtained in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to pay dividends to our common stockholders. The dry bulk market is typically stronger in the fall and spring months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months and increased South American grain shipments during spring. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended June 30 and December 31.

The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends.

The operation of certain ship types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Furthermore, any defects or flaws in the design of a dry bulk vessel may contribute to vessel damage. Hull breaches in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events.

Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Downside risks to the world economy, renewed terrorist activity, the continuance of the pandemic crisis, international hostilities, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Political events such as the continued global trade war between the U.S. and China, the uncertainty surrounding the political and economic effects of the exit of the United Kingdom from the European Union, the economic impact of and global response to the emergence of a pandemic crisis such as the outbreak of the COVID-19 virus (and variants that may emerge), the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business.

The recent escalation of conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

In addition, we anticipate that a significant number of port calls made by our vessels will continue to involve the loading or unloading of cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. There may also be long-term adverse impacts from the COVID-19 pandemic crisis in China which negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Geopolitical risks may affect the ability of certain of our managers and service providers, which have offices in Greece, to operate efficiently.

The location of the offices of our managers and service providers, as well as certain of our third-party managers’ offices in Greece exposes them to geopolitical risks facing Greece, including a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers and service providers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet, including any vessels in our fleet that may fly the Greek flag.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as those on the United States on September 11, 2001 or others more recently in cities around the globe, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt. The refugee crisis in the European Union, the continuing unrest in Syria and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa, confrontation with Iran, the escalation of conflicts between Russia and Ukraine and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea may negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Specifically, these issues, along with the continued volatility experienced by financial institutions, have created, and will likely continue to create uncertainty in the financial markets. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Any future tightening of capital requirements could further reduce lending activities. If this were to occur, we may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all in the future. If financing becomes unavailable when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

On January 31, 2020, the United Kingdom withdrew from the European Union (an event commonly referred to as “Brexit”), opening a standstill transition period during which European Union law still applied in the United Kingdom that remained in effect until December 31, 2020. On December 24, 2020, the United Kingdom government and the European Union agreed to a trade deal, which went into effect on January 1, 2021, replacing the transitional agreements. While the trade agreement reached contemplates zero tariffs and quotas on goods, the end of free movement could disrupt the exchange of people and services between the United Kingdom and the European Union, resulting in the imposition of impediments to trade. While the longer term implications of Brexit are uncertain at this time, it remains possible that there will be increased regulatory and legal complexities, including those relating to tax, trade and employees.

In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The previous U.S. administration announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and, in turn, affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

A decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more finished products than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue is derived among others from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States, Europe and Latin America. The ongoing global trade war between the U.S. and China may have contributed to the economic slowdown witnessed in China in recent years. Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

The employment of our dry bulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials.

The level of imports to and exports from China could be adversely affected by changes to economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China or imports to China could cause a material adverse impact on our results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial amount of business in China, including through one of our managers V.Ships (Shanghai) Limited (“V.Ships Shanghai”), a Chinese corporation which, as of December 31, 2021, operated 17 vessels (including two vessels purchased under the Framework Deed with York) that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, and we have chartered 11 of our containerships and one dry bulk vessel with Chinese charterers and have entered into sale and leaseback transactions in respect of 16 containerships (including two vessels purchased under the Framework Deed) with certain Chinese financial institutions. Furthermore, as of December 31, 2021, we had eight newbuild vessels on order at a Chinese shipyard. We have recently served a notice of termination for two of the shipbuilding contracts due to default by the shipyard. See “Item 4. Information on the Company -- B. Business Overview”. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

Risks Inherent in Our Business

Delay in the delivery of our newbuild vessels on order, our secondhand vessels, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contracts for our newbuild vessels on order, secondhand vessels under contract but not yet acquired and any additional shipbuilding contracts or purchase agreements we may enter into in the future, may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	breach of contract by, or disputes with, our counterparties;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard or other seller;

•	a backlog of orders at the shipyard;

•	sanctions imposed on the seller, the shipyard, or the vessel;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	disruptions due to the outbreak of COVID-19;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.

As of March 18, 2022, we had eight newbuild containerships under contract (of which two were subsequently terminated). A delay by the seller or shipyard in the delivery date of a vessel will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any vessel we have contracted to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under charter agreements are and will be our sole source of operating cash flow. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.

These risks are heightened for our containership agreements, as we derive our revenues from the containership sector from a more limited number of customers and through a greater proportion of long-term time charters. Weakness in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand and increases in liner companies’ operating costs could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt, as in the case of Hanjin Shipping Co. Ltd., which was the seventh largest liner company at the time and declared bankruptcy in 2016.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases and/or extended charter periods, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

A limited number of containership customers operating in a consolidating industry comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 97%, 91% and 80% of our containership revenue in 2019, 2020 and 2021, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

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

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	the availability of employment for our vessels;

•	locating and identifying suitable secondhand vessels;

•	obtaining newbuild or secondhand contracts at acceptable prices;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

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

Many of the vessels we have acquired or agreed to acquire are secondhand vessels, which may result in increased operating and maintenance costs.

Many of our containerships and all of the dry bulk vessels we have acquired or agreed to acquire are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than their vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels had we operated such vessels since they were built. In addition, variability in the age and type of secondhand vessels in our fleet may prevent us from attaining economies of scale in our operations and maintenance of our fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels.

Our ability to borrow against the vessels in our existing fleet and any vessels we may acquire in the future largely depends on the existence of continued employment of the vessel and on the value of the vessels, which in turn depends in part on charter hire rates, the creditworthiness of our charterers and the duration of the charter. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our vessels may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The international shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry- docking of our vessels;

•	disruptions related to the ongoing COVID-19 or future pandemics;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us;

•	the dividend policy adopted by Costamare Ventures and the Joint Venture entities; and

•	the amount of any cash reserves established by our board of directors.

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

Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs.

Acquiring and renewing time charters with leading companies depends on a number of factors, including our ability to man our vessels with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain suitably skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. This situation has been exacerbated by the restrictions imposed in response to COVID-19 which effectively reduces available sources of new seafarers for any length of time. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment. As of March 18, 2022, we have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis, our vessels, which are generally not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers. As of March 18, 2022, we have 15 containerships and two dry bulk vessels in the water that are equipped with scrubbers. Ships not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off- hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology or design. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

As of March 18, 2022, our current fleet of 76 containerships in the water, (including five secondhand vessels that we have agreed to sell and four containerships acquired under the Framework Deed), had an average age (weighted by TEU capacity) of 11.1 years, and our current fleet of 46 dry bulk vessels (including one secondhand vessel that we have agreed to acquire), had an average age (weighted by dwt capacity) of 10.7 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet, Acquisitions and Vessels Under Construction”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of March 18, 2022, our current fleet of 76 containerships in the water, (including five secondhand vessels that we have agreed to sell and four containerships acquired under the Framework Deed), had an average age (weighted by TEU capacity) of 11.1 years, and our current fleet of 46 dry bulk vessels (including one secondhand vessel that we have agreed to acquire), had an average age (weighted by dwt capacity) of 10.7 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships and dry bulk vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional vessels in conjunction with entering into additional time charters for these vessels. The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including liner companies in the containership sector, state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships or dry bulk vessels, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Due to our limited diversification, adverse developments in the international shipping business could reduce our ability to service our debt obligations and pay dividends to our stockholders.

We rely exclusively on the cash flow generated from charters for our vessels. Due to our limited diversification, an adverse development in the international container and dry bulk shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or pay dividends to our stockholders.

Regarding our containership transportation business, if market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth. As of March 18, 2022, the time charters of two of our containerships will expire in 2022 (excluding the five secondhand vessels that we have agreed to sell, but including the four containerships acquired under the Framework Deed). While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. There is currently more demand for long-term time charters compared to recent years, however the supply of container vessels has increased due to newbuild deliveries of larger vessels and the cascading effect to smaller vessels. If conditions change, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Additionally, because we charter our dry bulk vessels primarily on short-term time charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. See “Item 3. Key Information—D. Risk Factors - Our profitability will be dependent on the level of charter rates in the international shipping industry. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.”

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

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, (on a charter free or charter inclusive basis, as applicable), of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

As of December 31, 2021, we had outstanding indebtedness of approximately $2.6 billion, including the obligations under our finance leases, other financing arrangements and the unsecured bond loan, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps and cross currency swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR and to manage our exposure to fluctuations in foreign currencies. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2021, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $446.8 million. As of December 31, 2021, our obligations under fixed rate loans, finance leases, other financing arrangements and our unsecured bond loan, which were under fixed interest rates amounted to $1,085.4 million. Furthermore, with respect to our unsecured bond loan, we have entered into two cross currency swaps for a notional amount of $122.4 million to hedge the related foreign exchange exposure. From time to time, we also enter into certain currency hedges. As of December 31, 2021, the Company was engaged in six Euro/U.S. dollar contracts totaling $15.0 million. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

To the extent our existing interest rate swaps and cross currency swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of comprehensive income. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. On March 5, 2021, the U.K. Financial Conduct Authority (the “FCA”) announced the future cessation or loss of representativeness of LIBOR benchmark settings currently published by ICE Benchmark Administration immediately after June 30, 2023 for US-dollar LIBOR settings. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected and the Federal Reserve Bank of New York started in May 2018 to publish the Secured Overnight Finance Rate (“SOFR”), as an alternative rate to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict how markets will respond to SOFR or other alternative reference rates.

Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from a termination of LIBOR, and while our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, those fallback provisions and related successor benchmarks may create additional risks and uncertainties. For additional information, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Credit Facilities, Finance Leases and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars, but a substantial portion of our vessels’ operating expenses are incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we may hedge some of this exposure from time to time, our U.S. dollar-denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy as well as reduced greenhouse gas emissions. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new vessels are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our vessels once their current time charters expire and the resale value of our vessels. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our stockholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and climate change. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our vessels.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions rights, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our stockholders.

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the vessels in our fleet, Costamare Shipping and each of our third-party managers is ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely.

Furthermore, on January 1, 2020, the emissions standard under Annex VI to MARPOL for the reduction of sulphur oxides, announced in 2016 by the International Maritime Organization (“IMO”), was phased in. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of our vessels in the future, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. Scrubbers are installed in 15 of our containerships in the water and two of the dry bulk vessels that we have acquired as of March 18, 2022. Ships not equipped with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubber that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State- flagged (“non-EU-flagged”) vessels. As of December 31, 2021, 34 of our 119 vessels in the water were EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2021, all our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. In complying with new environmental laws and regulations and other requirements that may be adopted, we may have to incur significant capital and operational expenditures to keep our vessels in compliance, or even to scrap  or sell certain vessels altogether. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gases (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the E.U. Emissions Trading System (the “E.U. ETS”), an E.U.-wide trading scheme for industrial GHG emissions. While the shipping industry has not been subject to the E.U. ETS in the past, on July 14, 2021, the European Commission formally proposed adding shipping to the list of industries regulated. Under the proposal, the emissions from all voyages between E.U. ports and 50% of those from voyages between the E.U. and elsewhere would be covered by the E.U. ETS. Shipping companies would need to buy allowances that correspond to the emissions covered by the system. In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that are expected to enter into force on November 1, 2022 and will require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict  emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

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

Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect Costamare’s operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers, and the levying of customs duties, fines and other penalties against us.

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

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships and dry bulk vessels in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels or to other vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to stockholders.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chairman and chief executive officer, Konstantinos Konstantakopoulos, certain members of our senior management and our managers and service providers. Mr. Konstantakopoulos has substantial experience in the container shipping industry and has worked with us and our managers for many years. He, our managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Our arrangements with our chief executive officer restrict his ability to compete with us, and such restrictive covenants generally may be unenforceable.

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, which was amended and restated on July 1, 2021, under which, during the period of Mr. Konstantakopoulos’ employment or service with us and for six months thereafter, Mr. Konstantakopoulos will agree to restrictions on his ownership and acquisition of interests in any containership or dry bulk vessels, and any business involved in the ownership of containership or dry bulk vessels, subject to certain exceptions, including (i) pursuant to his involvement with us, (ii) with respect to certain acquisitions for which we are first given the opportunity to make and (iii) interests acquired prior to entering into the restrictive covenant agreement.

Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of one containership, and one dry bulk vessel privately owned by Mr. Konstantakopoulos, but does not apply to seven containerships and four dry bulk vessels privately owned by Mr. Konstantakopoulos. This could give rise to a conflict of interest, which could adversely impact our results of operations.

We also cannot rule out the possibility that our board of directors will grant waivers to the restrictive covenant agreement. These restrictions have been waived by the Board of Directors or do not apply with respect to eight container vessels and five dry bulk vessels in which Konstantinos Konstantakopoulos has an interest, with one of such waivers occurring in the year ending December 31, 2021. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Konstantinos Konstantakopoulos Restrictive Covenant Agreement”.

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

Costamare Shipping Company S.A. (“Costamare Shipping) and Costamare Shipping Services Ltd. (“Costamare Services”) which provide services to our vessels and/or to our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements, are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Costamare Shipping is also the manager of two vessels privately owned by our chairman and chief executive officer. In addition, our chairman and chief executive officer, Konstantinos Konstantakopoulos, controls 50% of Blue Net Chartering GmbH & Co. KG (“Blue Net”) which provides charter brokerage services to our containerships under the Brokerage Agreement and of Blue Net Chartering Asia Pte. Ltd. (“Blue Net Asia”) which provide charter brokerage services to our containerships on a case by case basis. Blue Net does not provide its services to the vessels for which charter brokerage services are being provided by Blue Net Asia. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party.

Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at March 18, 2022 of approximately 22.7% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one container vessel (which is comparable to two of our vessels), and holds a passive interest in certain companies that own seven containerships comparable to 37 of our vessels (including two vessels acquired under the Framework Deed). Mr. Konstantakopoulos also privately owns one dry bulk vessel comparable to 16 of our vessels and holds a passive interest, together with members of his family and third parties, in a business involved in the ownership of four dry bulk vessels comparable to 22 of our vessels. Mr. Konstantakopoulos may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in one company that owns a containership comparable to four of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Costamare Shipping and Costamare Services have provided in the past and may provide in the future management services and other services in respect of the Joint Venture vessels as well as to containerships and dry bulk vessels owned by entities controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, or members of his family and their affiliates that are similar to and may compete with our vessels. V.Ships Greece, V.Ships Shanghai, HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), Bernhard Schulte Shipmanagement (Cyprus) Ltd. and BSM GR Management Ltd. (together “BSM”), FML Ship Management Limited (“FML”), Blue Net and Blue Net Asia provide and actively seek to provide services to third parties, while F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) provides services to container vessels related to their owners. In addition to providing brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, Blue Net and Blue Net Asia provide brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third party vessels include vessels owned by Peter Döhle Schiffahrts-KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

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

Pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015, as amended and restated on June 28, 2021 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other management services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services.

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

Our ability to compete for and enter into new time charters or potential voyage charters and to expand our relationships with our existing charterers depends largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully enter into sale and purchase transactions and interact with shipyards;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;

•	operate our fleet efficiently; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Managing multiple fleets requires management to allocate significant attention and resources, and failure to successfully or efficiently manage both fleets may harm our business and operating results.

Our fleet consists of both containership and dry bulk vessels following our entry into the dry bulk business in 2021. Containerships and dry bulk vessels operate in different markets with different chartering characteristics and different customer bases. Our management team must devote significant attention and resources to both our containership and dry bulk businesses, and the time spent on each business will vary significantly from time to time depending on various circumstances and needs of each business.  Each business requires significant attention from our management and could divert resources away from the day-to-day management of the other business, which could harm our business, results of operations, and financial condition.

Our vessels may call at ports located in countries that are subject to restrictions imposed by the United States government, the European Union, the United Nations and other governments, which could negatively affect the trading price of our shares of common stock.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran, Syria and Sudan.

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

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as the Company, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, the United States announced its withdrawal from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. In addition, in May 2019 and January 2020, additional sectors of the Iranian economy became subject to sanctions. The May 2019 sanctions targeted the iron, steel, aluminum and copper sectors of Iran, and the January 2020 sanctions targeted the construction, mining, manufacturing and textiles sectors of Iran. These sanctions also encompass significant transactions to sell, supply or transfer to Iran goods or services related to the aforementioned sanctioned sectors.

From January 2011 through December 2021, vessels in our fleet made a total of 206 calls to ports in Iran, Sudan and Syria, representing approximately 0.38% of our approximately 54,765 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Risks Relating to our Securities

The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline.

The price of our equity securities has been and may continue to be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership and dry bulk markets;

•	our payment of dividends;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perceptions of us and the international shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

The containership and dry bulk sectors of the shipping industry have been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

Furthermore, sales of a substantial number of shares of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

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

During the year ended December 31, 2021, we have issued 1,226,066 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2021, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

Investors may view our ownership of multiple fleets negatively, which may decrease the trading price of our securities.

We own and operate both containerships and dry bulk fleets.  Historically, companies that own mixed asset classes have tended to trade at levels that suggest lower valuations than “pure play” companies.  Accordingly, investors may view our stock as relatively less attractive than stocks of pure play companies, which could materially and adversely affect the trading price of our securities.

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

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2021, we had outstanding indebtedness, including our lease obligations, other financing arrangements and our unsecured bond loan, of approximately $2.6 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.5 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family own as at March 18, 2022, directly or indirectly, approximately 56.5% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

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

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated dry bulk vessels. In 1984, we became the first Greek-owned company to enter the containership market, and from 1992 until our acquisition of dry bulk vessels in June 2021, we focused exclusively on containerships. Since assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed itself, will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. On March 22, 2021, March 24, 2021 and March 29, 2021, we entered into three share purchase agreements with York to acquire its ownership interest in five additional jointly-owned vessel owning companies, which had initially been formed under the joint venture with York.

On June 14, 2021, we entered into a Share Purchase Agreement with Longshaw Maritime Investments S.A. (“Longshaw”), an entity controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos (the “Longshaw Share Purchase Agreement”). Under the Longshaw Share Purchase Agreement, we agreed to acquire all of Longshaw’s equity interest in 16 companies which had acquired or had agreed to acquire dry bulk vessels. Following our entry into the Longshaw Share Purchase Agreement, we continued our expansion into the dry bulk shipping sector and invested in growing our fleet of dry bulk vessels. In July 2021, we hired a team of seven former executives and employees of Olympic Vision Maritime Inc., the dry bulk arm of the Onassis Group, to assist with the management of our dry bulk fleet. As of March 18, 2022, our dry bulk fleet has grown to include 46 dry bulk vessels that we have acquired or agreed to acquire.

For more information on the Company’s capital expenditures and divestitures, see Note 14 to our consolidated financial statements included elsewhere in this annual report.

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

B. Business Overview

General

We are an international owner and operator of containerships and dry bulk vessels. We charter our containerships to the world’s largest liner companies, providing worldwide transportation of containerized cargoes. We charter our dry bulk vessels to a wide variety of customers, providing worldwide transportation for dry bulk cargoes.

As of March 18, 2022, our containership fleet consisted of 76 vessels in the water, aggregating approximately 557,400 TEU, of which (i) five vessels aggregating approximately 33,200 TEU will be sold and (ii) four vessels, aggregating approximately 11,600 TEU have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. At that date, we also had eight vessels on order at a Chinese shipyard, which are scheduled to be delivered to us during 2023 and 2024. Subsequent to that date, we have served a notice of termination relating to two of the shipbuilding contacts due to default by the shipyard. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.5%, 99.6% and 99.4% in 2019, 2020 and 2021, respectively. Over the last three years, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. The average (weighted by TEU capacity) remaining time-charter duration for our fleet of 76 containerships in the water, including the four vessels acquired under the Framework Deed, was approximately 4.2 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. Our fixed-term charters for our fleet of 76 vessels in the water represented an aggregate of approximately $3.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $23.8 million)).

Additionally, as of March 18, 2022, our dry bulk fleet consisted of (i) 45 vessels in the water, with a total carrying capacity of approximately 2,435,500 dwt and (ii) one secondhand vessel that we have agreed to acquire, with a carrying capacity of approximately 58,000 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”. Our current chartering policy for our dry bulk fleet is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. This policy will be evaluated regularly in light of prevailing market conditions and our view of the market. We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions continue. For the year ending December 31, 2021, our dry bulk fleet utilization levels were 98.6%.

As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, to other third party managers. We believe that having several management companies, both affiliates and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Vessels Under Construction

Our Containership Fleet

The tables below provide additional information about our fleet of containerships as of March 18, 2022, which includes the four containerships acquired pursuant to the Framework Deed with York but excludes the two newbuilds for which we subsequently terminated the respective contracts. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

Current Containership Fleet

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	COSCO GUANGZHOU	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(3)
17	COSCO NINGBO	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(3)
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
25	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(9)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(9)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025(10)
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	March 2026(11)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	YORK(iii)	Maersk	2000	6,648	21,250	November 2022(12)
39	ZIM TAMPA (ex. KOBE)	ZIM	2000	6,648	45,000	July 2025
40	SEALAND WASHINGTON(iii)	Maersk	2000	6,648	25,000	March 2023 (13)
41	SEALAND MICHIGAN(iii)	Maersk	2000	6,648	25,000	October 2022(13)
42	SEALAND ILLINOIS(iii)	Maersk	2000	6,648	25,000	October 2022 (13)
43	MAERSK KALAMATA(iii)	Maersk	2003	6,644	25,000	December 2022 (13)

44	MAERSK KOLKATA	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (14)
45	MAERSK KINGSTON	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (14)
46	ARIES	ONE	2004	6,492	(*)	December 2022
47	ARGUS	ONE	2004	6,492	(*)	January 2023
48	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
49	GLEN CANYON	ONE/ZIM	2006	5,642	(*)/62,500	June 2025(15)
50	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
51	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024(16)
52	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024(16)
53	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(17)
54	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(17)
55	OAKLAND	Maersk	2000	4,890	24,500	March 2023
56	GIALOVA	ZIM	2009	4,578	25,500	April 2024
57	DYROS	Maersk	2008	4,578	22,750	January 2024
58	NORFOLK	Maersk	2009	4,259	30,000	May 2023
59	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	February 2028(18)
60	VOLANS	ZIM	2010	4,258	24,250	April 2024
61	VIRGO	Maersk	2009	4,258	30,200	February 2024
62	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	January 2028(19)
63	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
64	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
65	ULSAN	Maersk	2002	4,132	34,730	January 2026
66	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024(20)
67	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025(20)
68	LAKONIA	COSCO	2004	2,586	26,500	March 2025(21)
69	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	January 2023
70	ETOILE	(*)	2005	2,556	(*)	February 2023
71	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025(22)
72	MONEMVASIA(i)	Maersk	1998	2,472	9,250	December 2022(12)
73	ARKADIA(i)	Swire Shipping	2001	1,550	21,500	May 2023
74	MICHIGAN	MSC	2008	1,300	18,700	September 2023
75	TRADER	(*)	2008	1,300	(*)	October 2024
76	LUEBECK	MSC	2001	1,078	15,000	March 2024(23)

Newbuild Containerships Under Construction

	Vessel	Capacity (TEU)	Expected Delivery(24)	Employment
1	Newbuilding 1	12,690	1Q 2024	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	12,690	2Q 2024	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	15,000	1Q 2024	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	15,000	2Q 2024	Long Term Employment upon delivery from shipyard
5	Newbuilding 5	15,000	2Q 2024	Long Term Employment upon delivery from shipyard
6	Newbuilding 6	15,000	3Q 2024	Long Term Employment upon delivery from shipyard
(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)
Upon redelivery of each vessel from COSCO between April 2022 and July 2022, each vessel will commence a charter for a period of 36 to 39 months at a daily rate of $72,700. Until then the daily charter rate of Cosco Guangzhou and Cosco Ningbo will be $30,900.

(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)
The daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500.

(10)	This charter rate will be earned by Maersk Kowloon from June 12, 2022. Until then the daily charter rate will be $16,000.
(11)
Upon redelivery of Kure from COSCO between March 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.

(12)	Expiration of charter represents latest redelivery date.
(13)
The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Expiration of charter represents latest redelivery dates.

(14)
The current daily rate for Maersk Kolkata and Maersk Kingston is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk (estimated on the latest redelivery date) each vessel will commence a new charter with ZIM for a period of 36 to 40 months at a daily rate of $53,000.

(15)	Upon redelivery of Glen Canyon from ONE (expected between March 2022 and April 2022), the vessel will commence a charter with ZIM at a daily rate of $62,500.
(16)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(17)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(18)
The current daily rate for Vulpecula is $22,700. Upon expiry of its current employment (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(19)
The current daily rate for Vela is $22,700. Upon expiry of its current employment (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(20)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(21)	This charter rate will be earned by Lakonia from April 24, 2022. Until then the daily charter rate will be $17,300.
(22)	This charter rate will be earned by Areopolis from May 3, 2022. Until then the daily charter rate will be $17,300.

(23)	This charter rate will be earned by Luebeck from March 19, 2022. Until then the daily charter rate will be $7,750.
(24)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Our Dry Bulk Vessel Fleet

The tables below provide additional information, as of March 18, 2022, about our fleet of 46 dry bulk vessels, which includes one secondhand vessel that we have agreed to acquire. Each vessel is a dry bulk carrier, meaning it is a dedicated dry bulk vessel.

Current Dry Bulk Fleet

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	AEOLIAN	2012	83,478	26,000 / 100% participation in the BPI_82 performance(3)(4)	June 2022
2	GRENETA	2010	82,166	101% participation in the BPI_82 performance(3)	October 2022
3	EGYPTIAN MIKE	2011	81,601	11,000	March 2022
4	PHOENIX	2012	81,569	26,200(5)	May 2022(6)
5	BUILDER	2012	81,541	100% participation in the BPI_82 performance(3)	September 2022
6	FARMER	2012	81,541	101% participation in the BPI_82 performance(3)(7)	October 2022
7	SAUVAN	2010	79,700	21,000(8)	May 2022
8	ROSE	2008	76,619	103% participation in the BPI_82 performance(3) minus $1,336	August 2022
9	MERCHIA	2015	63,800	129% participation in the BSI_58 performance(9)(10)	November 2022
10	SEABIRD	2016	63,553	111% participation in the BSI_58 performance(9)	November 2022
11	DAWN	2018	63,530	111% participation in the BSI_58 performance(9)	September 2022
12	ORION	2015	63,473	111.25% participation in the BSI_58 performance(9)	October 2022
13	DAMON	2012	63,227	35,000	March 2022
14	TITAN I	2009	58,090	101% participation in the BSI_58 performance(9)	October 2022
15	ERACLE	2012	58,018	31,500(11)	May 2022

16	PYTHIAS	2010	58,018	22,000	May 2022(12)
17	ORACLE	2009	57,970	16,500	April 2022
18	URUGUAY	2011	57,937	26,000	March 2022
19	CURACAO	2011	57,937	25,000	April 2022
20	ATHENA	2012	57,809	30,500(13)	April 2022
21	THUNDER	2009	57,334	37,000	April 2022
22	SERENA	2010	57,266	98.25% participation in the BSI_58 performance(9)	May 2022
23	LIBRA	2010	56,729	30,000	March 2022
24	PEGASUS	2011	56,726	-	In negotiations for employment
25	MERIDA	2012	56,670	105% participation in the BSI_58 performance(9)	May 2022
26	CLARA	2008	56,557	98% participation in the BSI_58 performance(9)	September 2022
27	PEACE	2006	55,709	98.5% participation in the BSI_58 performance(9)	July 2022
28	PRIDE	2006	55,705	97.25% participation in the BSI_58 performance(9)	August 2022
29	BERMONDI	2009	55,469	99% participation in the BSI_58 performance(9) (14)	January 2023
30	COMITY	2010	37,302	100% participation in the BHSI_38 performance(15)	July 2022
31	VERITY	2012	37,163	100% participation in the BHSI_38 performance(15)	April 2022
32	PARITY	2012	37,152	102% participation in the BHSI_38 performance(15)	December 2022
33	ACUITY	2011	37,149	102% participation in the BHSI_38 performance(15)	December 2022
34	EQUITY	2013	37,071	102% participation in the BHSI_38 performance(15)	December 2022
35	DISCOVERY	2012	37,019	16,250(16)	April 2022
36	TAIBO	2011	35,112	-	Vessel in drydock
37	BERNIS	2011	34,627	95.5% participation in the BHSI_38 performance(15)	December 2022
38	MANZANILLO	2010	34,426	20,000(17)	May 2022
39	ADVENTURE	2011	33,755	18,200	April 2022
40	ALLIANCE	2012	33,751	14,350	March 2022
41	CETUS (ex. CHARM)	2010	32,527	24,000	April 2022 (18)
42	PROGRESS	2011	32,400	26,000	April 2022(19)
43	MINER	2010	32,300	16,000	April 2022
44	KONSTANTINOS	2012	32,178	16,000	March 2022
45	RESOURCE	2010	31,776	16,150	April 2022

Dry Bulk Vessels Agreed to be Acquired

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	MAGDA (tbr. NORMA)	2010	58,018	—	—
(1)	Daily charter rates are gross, unless stated otherwise.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Gross daily charter rate linked to the Baltic Exchange Panamax Index (“BPI_82”).
(4)	After April 20, 2022, the gross daily charter rate of Aeolian will be linked to the BPI_82. For this charter, Aeolian received a gross ballast bonus of $600,000.
(5)	For this charter, Phoenix will receive a gross ballast bonus of $1,375,000.
(6)	Charter laycan March 20-25, 2022.
(7)	For this charter, Farmer received a gross ballast bonus of $490,000.
(8)	For this charter, Sauvan received a gross ballast bonus of $1,050,000.
(9)	Gross daily charter rate linked to the Baltic Exchange Supramax Index (“BSI_58”).
(10)	After May 1, 2022, the gross daily charter rate of Merchia will be linked to the BSI_58 performance with a participation rate of 113%.
(11)	For every additional day after May 5, 2022, the gross daily charter rate of Eracle will be $34,000.
(12)	Expiration of charter represents latest redelivery date.
(13)	For every additional day after April 29, 2022, the gross daily charter rate of Athena will be $34,000.
(14)	For this charter, Bermondi received a gross ballast bonus of $421,000.
(15)	Gross daily charter rate linked to the Baltic Exchange Handysize Index (“BHSI_38”).
(16)	For every additional day after March 27, 2022, the gross daily charter rate of Discovery will be $20,000.
(17)
The current gross daily charter rate of Manzanillo is $18,500. Upon expiry of its current employment (expected on March 20, 2022) the vessel will enter into a new charter at a gross daily charter rate of $20,000 (new charter laycan March 24-28, 2022).

(18)	Charter laycan March 20-24, 2022.
(19)	Charter laycan March 20-24, 2022.

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

Joint Venture entities currently own four vessels, totaling approximately 11,622 TEU. The Company holds an equity interest of 49% in each of the Joint Venture entities.

Chartering of Our Fleet

Container vessels: We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of March 18, 2022, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 76 containerships in the water (including the four vessels acquired pursuant to the Framework Deed and the five vessels that we have agreed to sell), was approximately 4.2 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Dry bulk vessels: Dry bulk vessels are ordinarily chartered either through a voyage charter or a time charter. Under a voyage charter, the owner agrees to provide a vessel for the transport of dry bulk cargo between specific ports in return for the payment of an agreed freight rate per ton of dry bulk cargo or an agreed dollar lump-sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Currently our chartering policy is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment.  We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions continue.

Our Customers

For our containership fleet, our customers include many of the leading international liner companies, including the current charterers A.P. Moller- Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, OOCL, Sealand Maersk Asia, RCL Feeder and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 97%, 91% and 80% of our containership revenue in 2019, 2020 and 2021, respectively.

While we currently charter our dry bulk vessels primarily for short term tenors with first-class dry bulk charterers, we aim to establish relationships with some of the world’s leading agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. We aim to maintain a diversified group of customers.

Management of Our Fleet

Costamare Shipping serves as the head manager for our containerships and dry bulk fleet and provides us with commercial, technical and other management services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 45 years of experience in managing vessels of various types and sizes, developing specifications for newbuild containerships and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the international shipping industry as a leading containership manager.

Costamare Shipping may subcontract certain of its obligations to affiliated managers or to V.Ships Greece or, subject to our consent, to other third party managers or direct that such affiliated or third party managers enter into a direct ship- management contract with the relevant vessel-owning subsidiary. Additionally, our third-party managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our third-party managers, V.Ships Greece, Vinnen, HanseContor, BSM and FML, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel- owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai.

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

Shanghai Costamare was established in February 2005 and was initially owned (indirectly) 70% by our chairman and chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing, among other services, manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. Shanghai Costamare provided these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and transfer its personnel and vessels under management to V.Ships Shanghai. V.Ships Greece took over the management of the Company’s containerships previously managed by Shanghai Costamare, and appointed V.Ships Shanghai as sub- manager of the containerships. The last containership was transferred to the management of V.Ships Greece/V.Ships Shanghai on January 8, 2021, whereupon Shanghai Costamare terminated operations.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time. Blue Net provides chartering brokerage services to our containerships and the containerships acquired pursuant to the Framework Deed, as well as to other third party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. We believe that the appointment of Blue Net allows us to improve the charter rates at which we charter our containerships. Until August 2021 Blue Net also provided chartering brokerage services in exchange for a fee to all the vessels belonging to a chartering pool which included one of our containerships. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five containerships it manages, to pay Blue Net Asia, a company indirectly 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for those five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

Since July 2021, our affiliated managers and service providers have hired a team of seven former executives and employees of Olympic Vision Maritime Inc., the dry bulk arm of the Onassis Group. The team has management experience in international dry bulk shipping, with an aggregate of more than 120 years in the industry. We believe that the team complements the capabilities of our affiliated managers and service providers, and they work closely with our third-party managers as well.

Costamare Services is a service provider which was established in May 2015 and is controlled by our chairman and chief executive officer and members of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.

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

We believe that our managers are well regarded in the industry and use state-of-the-art practices and technological advancement to maximize the efficiency of the operation of our fleet of containerships and dry bulk vessels. ISM certification is in place for our fleet of containerships and dry bulk vessels as well as their respective managers. Costamare Shipping and V.Ships Greece are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award.

As of March 18, 2022, and excluding the one dry bulk vessel that we have agreed to acquire,

•
Costamare Shipping provided commercial and insurance services to all of our containerships and dry bulk vessels, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships and the newbuild vessels on order;

•
V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 24 of our containerships, including two Joint Venture vessels, and 28 of our dry bulk vessels;

•
V.Ships Shanghai provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 16 of our containerships including two Joint Venture vessels, and one of our dry bulk vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to five of our containerships;

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships;

•	BSM provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 10 of our dry bulk vessels; and

•	FML provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our dry bulk vessels.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval, which we may provide under certain circumstances. Currently, Costamare Shipping provides management services to one container vessel and one dry bulk vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides post fixture services in respect of two container vessels partly privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. V.Ships Greece, V.Ships Shanghai, HanseContor, Blue Net, Blue Net Asia, BSM and FML provide and actively seek to provide services to third parties, and Vinnen provides services to container vessels related to their owners.

Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, during the period of his employment or service with the Company and for six months thereafter, he has agreed to restrictions on his ownership of any containerships and dry bulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of containerships or dry bulk vessels, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned by him are both available and meet the criteria for an available charter, our vessel will receive such charter. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

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

Costamare Shipping received in 2021 and 2020 a fee of $956 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2021 and 2020, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2021 and 2020 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2022. During the years ended December 31, 2021 and December 31, 2020, Costamare Shipping received in total an ad hoc fee from a third-party ship broker $3,472,399 and $396,798, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping received on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2021 and December 31, 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $2.8 million and $3.6 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2021 and December 31, 2020, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2021, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period and will automatically renew for three more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2021. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, size, age and condition. Competition for providing containership and dry bulk services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in the sector.

Containership vessels: Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, but since the 1990s, there has been a trend for the liner companies to charter-in a larger proportion of the capacity that they operate as a way of retaining some degree of flexibility with regard to capital spending levels over time given the significant costs associated with purchasing vessels.

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

Dry bulk vessels: Unlike the containership sector, ownership of dry bulk vessels is highly fragmented with the approximately 12,700 vessels in the global fleet. The largest dry bulk vessel owner group is China COSCO Shipping, with a fleet of 343 vessels with an aggregate carrying capacity of approximately 38.2 million dwt, while the rest of the top 5 in terms of total dwt capacity is comprised of Norway’s Fredriksen Group (116 vessels with an aggregate carrying capacity of approximately 15.3 million dwt), Japan’s NYK (156 vessels with an aggregate carrying capacity of approximately 14.6 million dwt), Greece’s Star Bulk Carriers (129 vessels with an aggregate carrying capacity of approximately 14.3 million dwt), , and China Merchants Group (120 vessels with an aggregate carrying capacity of approximately 13.5 million dwt).

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our chief operating officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our chief executive officer, our chief financial officer, our chief operating officer and our general counsel and secretary are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. During the year ended December 31, 2021, Costamare Shipping and Costamare Services employed approximately 120 people in total, all of whom were shore-based. As of December 31, 2021, approximately 2,750 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

Seasonality

We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results. In particular, the containership market is typically stronger in the third quarter of the year in anticipation of the holiday season while the dry bulk market is typically stronger in the fall in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America and in the spring months in anticipation of the South American grain export season due to increased distance traveled known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

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

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of containerships and dry bulk vessels to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability and actual or constructive total loss in accordance with the Nordic Marine Insurance Plan, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

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

Our protection and indemnity insurance coverage is currently subject to a limit of about $1 billion per vessel per incident for pollution.

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

For maintenance of the class, regular and occasional surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. According to the type and age of the ship, the examinations of the hull may be supplemented by thickness measurements as specified in the classification society’s rules and as deemed necessary by the attending surveyor.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the ship. During the special survey, the vessel is thoroughly examined, including ultrasonic gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Class renewal surveys/special surveys are carried out at five-year intervals. The special survey may be commenced at the fourth annual survey or between the fourth and fifth annual surveys. Consideration may be given by class, in exceptional circumstances, to granting an extension for a maximum period of three months after the due date. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey arrangement at which ship’s hull and structure, equipment and systems are surveyed at five-year intervals, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which survey items of the vessel are subject to separate surveys. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also required to be subject to bottom surveys and dry-docking for inspection of their underwater parts and for repairs related to such inspections. Two bottom surveys are required during each five-year period of the classification certificate and the interval between any two successive bottoms surveys is in no case to exceed 36 months. One bottom survey (dry-docking) shall be carried out in conjunction with the special survey. Every alternate bottom survey may be permitted afloat provided certain design conditions are met, except for dry bulk vessels exceeding 15 years of age, which are required to be dry-docked at least every two and a half years, in conjunction with the main class intermediate and the special surveys. If any defects are found, the classification surveyor will issue a “condition of class or memorandum” which must be rectified by the ship-owner within prescribed time limits and at the latest during the next special survey.

Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleets (including all vessels that we have acquired or agreed to acquire, whether or not yet delivered):

Dry-docking Schedule(1)

	2022	2023	2024	2025	2026
Number of Containerships	8	19	11	13	20
Number of Dry Bulk Vessels	13	4	6	14	14

(1)
Excludes four containerships that have been classified as assets held for sale (one of which was sold in March 2022) and two containerships (Maersk Kalamata and Sealand Washington) that the Company has agreed to sell.

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

IMO Requirements

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and introduces requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions. The new mandatory data collection system is intended as the first in a three-step approach in which analysis of the data collected will provide the basis for an objective, transparent and inclusive policy debate in the Marine Environment Protection Committee (“MEPC”) of the IMO, under a roadmap (through 2023) for developing a comprehensive IMO strategy on reduction of GHG emissions from ships.

Amendments to Annex VI that entered into force in July 2010, and were phased in on January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m in 2020, which is a significant reduction from the 3.5% m/m global limit previously in place. Effective from January 1, 2020, vessels must now either be equipped with exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. From March 1, 2020, vessels not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in 17 of our vessels (15 containerships and two dry bulk carriers). Our vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

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

Amendments to MARPOL Annex VI, which entered into force on March 1, 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data will be reported to the ship’s flag state (“Flag Administration”) on an annual basis. All our existing vessels have submitted to their Flag Administration the data required by regulation 22A of Annex VI of the MARPOL Convention, covering ship operations for the years ended December 31, 2019 and 2020. The data was collected and reported in accordance with the methodology and processes set out in the vessels’ Ship Energy Efficiency Management Plan and the vessels are now carrying the relevant Statement of Compliance in accordance with the Fuel Oil Data Collection System. For the third reporting period, which is for the year ended December 2021, the necessary data will be submitted to each ship’s flag by March 31, 2022.

All our vessels are compliant in all material respects with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. As all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

In addition, in 2011, the MEPC of the IMO adopted two sets of mandatory requirements to address GHG emissions from ships. The Energy Efficiency Design Index (“EEDI”) requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at that time.

As a result of the IMO’s continuous work to contribute to global efforts against climate change, the initial GHG strategy was adopted in April 2018. This strategy has established levels of ambition that are subject to ongoing reviews by the organization. The ambition levels have considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels. The initial GHG strategy introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short- term measures include the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation.

Mid-term and long-term measures include developing an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reduction. Possible mid-term measures could be measures finalized and agreed by the IMO between 2023 and 2030, whereas possible long-term measures could be finalized and agreed by MEPC beyond 2030. Dates of entry into force and when the measures can effectively start to reduce GHG emissions would be defined for each measure individually.

Meeting in a remote session in June 2021 (MEPC 76), MEPC finalized and adopted amendments to the MARPOL Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their Energy Efficiency Existing Ship Index (“EEXI”) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (“CII”) and CII rating. The amendments are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect on January 1, 2023.

Attained EEXI shall be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. This indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a required reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).

A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved would be required to be documented and verified against the required annual operational CII. This would enable the operational carbon intensity rating to be determined. The rating would be given on a scale – operational carbon intensity rating A, B, C, D, or E – indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan. A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved.

Following a July 14, 2021 European Commission proposal, the European Parliament recently voted to include CO2 emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The scheme is set to include all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It will require vessel operators to purchase carbon permits to cover related emissions. Looking at how other regulations have developed within the industry, schemes to assimilate to the ETS might emerge in different regions over the next decade.

Varying emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s level of ambition 2020 and the EU ETS, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, such as with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI regulatory framework also may accelerate the scrapping of older tonnage, while the adoption of Shaft/ Engine power limitation as measures to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships that would go into operation to pick up the slack for a reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, are difficult to accurately predict at this time.

Other International Requirements

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change adopted the Paris Agreement, which establishes a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

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

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each vessel in our fleet and each of our affiliated managers and third party managers are ISM Code-certified.

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

U.S. Coast Guard regulations limit OPA 90 liability to the greater of $1,200 per gross ton or $997,000 per incident for non- tank vessels, subject to periodic adjustments of such limits. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our vessels will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our vessels has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act, “VIDA”, enacted December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

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

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The State of California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. The State of California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels currently affected by the State of California regulations have made the necessary modifications. If this regulation is extended to dry bulk vessels we will have to make the necessary modifications on our vessels. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

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

On September 16, 2020, the European Parliament adopted amendments requiring shipping companies to reduce on a linear basis their annual average CO2 emissions relative to transport work, for all their ships, by at least 40% by 2030, with penalties for non-compliance. In order to obtain data on transport work, the reporting of “cargo carried” per voyage would remain mandatory. In addition, the amendments introduce environmental performance labelling of ships, and calls for inclusion of methane and other greenhouse gases besides CO2, and better supply of shore-side electricity in ports. The European Commission would have to review the regulation in light of future IMO measures. The report would include maritime shipping under the EU Emissions Trading System (“ETS”) Directive from 2022. It also calls for an “Ocean Fund” for the 2022-2030 period, financed by revenues from auctioning ETS allowances, which would be used to make ships more energy-efficient, to support investment in innovative technologies and infrastructure for decarbonising maritime transport, and to protect marine ecosystems impacted by climate change. The European Commission would be required to assess any new global market-based emission reduction measures adopted by the IMO with respect to their ambition and environmental integrity.

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

As of mid-2020, all Marshall Islands non-resident domestic entities and foreign maritime entities are required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the Registrar determines that a relevant entity has not met the economic substance test for the relevant reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.

The Company intends to comply with all relevant reporting requirements under the ESRs.

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of March 18, 2022, has 168 subsidiaries, 155 of which are incorporated in Liberia, 12 of which are incorporated in the Republic of the Marshall Islands and one which is incorporated in the Republic of Cyprus. As of that date, 107 of our Liberian subsidiaries own vessels in the water and eight own newbuild containerships under contract (of which two were subsequently terminated), with the remaining subsidiaries dormant. Of our Marshall Islands subsidiaries, 10 own vessels in the water and one holds all our participations in companies formed under the Framework Deed. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 18, 2022 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner and operator of containerships and dry bulk vessels. We charter our vessels to many of the world’s largest liner companies, providing worldwide transportation of containerized cargoes. We charter our dry bulk vessels to a wide variety of customers, providing worldwide transportation for and dry bulk cargoes.

As of March 18, 2022, our containership fleet consisted of 76 vessels in the water, aggregating approximately 557,400 TEU, of which (i) five vessels aggregating approximately 33,200 TEU will be sold and (ii) four vessels aggregating approximately 11,600 TEU have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, we also had eight newbuild containerships under contract (two of which were subsequently terminated), which are scheduled to be delivered to us during 2023 and 2024. Additionally, as of the same date, our dry bulk fleet included 46 vessels with a total capacity of approximately 2,493,500 dwt, including one secondhand vessel (with an approximate carrying capacity of 58,000 dwt) that we have agreed to acquire. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

As regards our containership business, our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies. As of March 18, 2022, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 76 containerships in the water, including the four vessels acquired under the Framework Deed, was approximately 4.2 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of March 18, 2022, our fixed-term charters for our fleet of 76 containerships in the water represented an aggregate of approximately $3.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $23.8 million)). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Our Fleet”.

As regards our dry bulk business, our current chartering policy is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. Based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. For the year ended December 31, 2021, our dry bulk fleet utilization levels were 98.6%. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships and dry bulk vessels as of December 31, 2021. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the container vessels purchased pursuant to the Framework Deed which includes four vessels in the water. The table assumes the earliest redelivery dates possible under our vessels’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

	2022	2023	2024	2025	2026	2027	2028 - 2031
No. of Vessels whose Charters Expire(1)(2)	51	12	11	17	13	3	9
No. of Containerships whose Charters Expire(1)	8	12	11	17	13	3	9
No. of Dry Bulk Vessels whose Charters Expire(2)	43	—	—	—	—	—	—
TEU of Expiring Containership Charters	49,659	58,334	58,371	123,148	128,223	22,984	107,490
DWT of Expiring Dry Bulk Vessel Charters	2,320,751	—	—	—	—	—	—
Contracted Days	28,640	20,467	16,817	11,202	6,332	3,419	9,961
Available Days	13,690	20,413	24,175	29,678	33,874	36,366	146,826
Contracted/Total Days(3)	67.7%	50.1%	41.0%	27.4%	15.7%	8.6%	6.4%
Containership Contracted/Total Containership Days (TEU -adjusted)(4)	94.2%	86.5%	75.9%	57.0%	36.2%	22.0%	16.2%
Dry Bulk Vessel Contracted/Total Dry Bulk Vessel Days (dwt-adjusted)(5)	26.3%	—	—	—	—	—	—

(1)	Includes one secondhand containership that we had agreed to acquire, and excludes the newbuild containerships on order.
(2)	Includes eight dry bulk vessels with no employment as at December 31, 2021 and excludes two dry bulk vessels that we have agreed to acquire.
(3)
Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old for containerships and 25 years for dry bulk vessels, unless the containership will exceed 30 years of age or the dry bulk vessel will exceed 25 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Messini, Sealand Illinois, Sealand Michigan, and York are classified as held for sale and therefore the available days are calculated up to December 31, 2022.

(4)	Contracted Days coverage for containerships adjusted by TEU capacity.
(5)	Contracted Days coverage for dry bulk vessels adjusted by dwt capacity.

Our containership fleet is currently under time charters with 11 different charterers. For the three years ended December 31, 2021, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. Chartering in the dry bulk sector tends to be more diversified, and our dry bulk fleet is currently under charters with 22 different charterers.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 30 months for dry bulk vessels of 15 years of age or over and every 60 months for other vessels. We have dry-docked 34 vessels over the past three years, including two Joint Venture vessels, and we plan to dry-dock 21 vessels in 2022 and 23 vessels in 2023 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2026 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides our subsidiaries with commercial, technical and other management services pursuant to the Framework Agreement. As of March 18, 2022, Costamare Shipping, itself or together with our third-party managers, V.Ships Greece, Vinnen, HanseContor, BSM and FML, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub- manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services.

Costamare Shipping received in 2021 and 2020 a fee of $956 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $478 per day in the case of a containership subject to a bareboat charter. We also pay Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2021 and 2020, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2021 and 2020 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2022. During the years ended December 31, 2021 and December 31, 2020, Costamare Shipping received in total an ad hoc fee from a third-party ship broker $3,472,399 and $396,798, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping received on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2021 and December 31, 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $2.8 million and $3.6 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2021 and December 31, 2020, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2021, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for three more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2021. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or together with V.Ships Greece directly or, upon being directed to do so by the relevant Joint Venture entity through V.Ships Shanghai. During the year ended December 31, 2021, Costamare Shipping charged in aggregate to Joint Venture vessels the amount of $2.8 million and to the vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $0.3 million, in each case for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by our chairman and chief executive officer, Konstantinos Konstantakopoulos, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2020 and 2021 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018 which remain chartered under the same charter party, the fee for the duration of such charter was €1,281 for the year ended December 31, 2020. In lieu of said annual fee, in certain cases, some of our vessels have agreed to pay a commission ranging from 0.5 to 1.25% of their revenues from the charter arranged by Blue Net or Blue Net Asia. During the year ended December 31, 2020 and December 31, 2021, we paid $377,982 and $467,407, respectively, in total to Blue Net and $398,575 and $866,543, respectively, in total to Blue Net Asia for charter brokerage services. Until August 2021, Blue Net also provided chartering brokerage services in exchange for a fee to all the vessels belonging to a chartering pool which included one of our vessels, the Scorpius (ex. JPO Scorpius).

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of March 18, 2022, our containership fleet amounted to a total of 76 vessels (including four vessels acquired by Joint Venture entities in which we hold a minority equity interest) and our dry bulk fleet amount to a total of 45 vessels (expected to increase by one additional vessel agreed to be acquired within 2022).

•
Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of vessel capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports and the industries which use our shipping services. Vessels operated under long-term charters are less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters. We are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our vessels under new charters. As illustrated in the table above under “—Overview”, we aim to reduce our exposure to any one particular rate environment and point in the shipping cycle on the containership sector by staggering the maturities of our vessels’ charters, while in the dry bulk sector we operate our vessels primarily on short term time charters, index-linked time charters, or voyage charters. See “—Voyage Revenue”.

•
Utilization of Our Fleet. We calculate utilization of our fleet by dividing the number of days during which our vessels are employed less the aggregate number of days that our vessels are off-hire due to any reason other than due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys by the number of days during which our vessels are employed. We use fleet utilization to measure our vessels’ condition and efficiency in servicing our clients whilst employed. Historically, our fleet has had a limited number of unscheduled off-hire days during the period of employment. In 2019, 2020 and 2021 our fleet utilization for each year was 99.5%, 99.6% and 99.3%, respectively. More specifically, in 2021 our containerships fleet utilization rate was 99.4% and our dry bulk fleet utilization rate was 98.6%, If the utilization pattern of our fleet changes, our financial results would be affected.

•
Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance and vessel registry, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes, regulatory fees, vessel scrubbers and Ballast Water Treatment System (“BWTS”) maintenance expenses and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts in an effort to minimize volatility in Euro denominated expenses.

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2021. The table should be read together with the additional information provided in this section. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2019, 2020 and 2021 and the consolidated balance sheets at December 31, 2020 and 2021, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2017	2018	2019	2020	2021
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$412,433	$380,397	$478,109	$460,319	$793,639
Expenses:
Voyage expenses	2,649	5,847	5,291	7,372	13,311
Voyage expenses-related parties	3,093	3,201	5,282	6,516	11,089
Vessels’ operating expenses	103,799	110,571	116,101	117,054	179,981
General and administrative expenses	5,651	5,408	5,551	7,360	9,405
General and administrative expenses-non-cash component	3,866	3,755	3,879	3,655	7,414
Management fees-related parties	18,693	19,533	21,319	21,616	29,621
Amortization of dry-docking and special survey costs	7,627	7,290	8,948	9,056	10,433
Depreciation	96,448	96,261	113,462	108,700	136,958
Amortization of prepaid lease rentals	8,429	8,150	—	—	—
(Gain) / loss on sale of vessels, net	4,856	3,071	19,589	79,120	(45,894)
Loss on vessel held for sale	2,379	101	2,495	7,665	—
Vessels impairment loss	17,959	—	3,042	31,577	—
Foreign exchange (gains) / losses, net	(31)	51	27	300	(29)
Operating income	$137,015	$117,158	$173,123	$60,328	$441,350
Other Income / (expenses):
Interest income	$2,643	$3,454	$3,349	$1,827	$1,587
Interest and finance costs	(69,840)	(63,992)	(89,007)	(68,702)	(86,047)
Swaps breakage cost	—	(1,234)	(16)	(6)	—
Equity gain / (loss) on investments	3,381	12,051	11,369	16,195	12,859
Gain on sale of equity securities	—	—	—	—	60,161
Dividend income from investment in equity securities	—	—	—	—	1,833
Other, net	593	350	784	1,181	4,624
Loss on derivative instruments, net	(916)	(548)	(603)	(1,946)	(1,246)
Total other expenses	$(64,139)	$(49,919)	$(74,124)	$(51,451)	$(6,229)
Net Income	$72,876	$67,239	$98,999	$8,877	$435,121
Earnings allocated to Preferred Stock	$(21,063)	$(30,503)	$(31,269)	$(31,082)	$(31,068)
Gain on retirement of Preferred Stock	—	—	—	619	—
Net income / (loss) available to Common Stockholders	$51,813	$36,736	$67,730	$(21,586)	$404,053
Earnings / (loss) per common share, basic and diluted	$0.52	$0.33	$0.59	$(0.18)	$3.28
Weighted average number of shares, basic and diluted	100,527,907	110,395,134	115,747,452	120,696,130	123,070,730
OTHER FINANCIAL DATA
Net cash provided by operating activities	$191,754	$140,784	$250,391	$274,284	$466,494
Net cash used in investing activities	(43,437)	(112,645)	(8,858)	(36,397)	(787,456)
Net cash provided by / (used in) financing activities	(139,995)	(80,533)	(212,153)	(241,862)	482,594
Net increase / (decrease) in cash, cash equivalents and restricted cash	8,322	(52,394)	29,380	(3,975)	161,632
Dividends and distributions paid	(37,758)	(49,143)	(58,655)	(65,470)	(71,263)
BALANCE SHEET DATA (at year end)
Total current assets	$226,635	$170,768	$197,244	$192,050	$426,124
Total assets	2,490,298	3,050,811	3,011,958	3,010,516	4,407,041
Total current liabilities	276,708	224,669	266,534	206,974	370,027
Total long-term debt, including current portion	853,572	1,316,554	1,426,162	1,465,619	2,467,321
Common stock	11	11	12	12	12
Total stockholders’ equity/net assets	1,218,539	1,357,124	1,410,728	1,348,820	1,725,899

	Average for the Year Ended December 31,
	2017	2018	2019	2020	2021
FLEET DATA
Number of vessels	52.7	55.8	60.3	60.0	83.6
TEU capacity (of our containerships)	315,263	333,989	403,930	417,980	521,389
DWT capacity (of our dry bulk vessels)*	—	—	—	—	1,252,917

*	Average DWT capacity was calculated based on 201 days (the period from June 14, 2021 to December 31, 2021), given that we did not own any dry bulk vessels prior to June 14, 2021.

Voyage Revenue

Our operating revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market.

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term) or from index-linked time charters where the charter rate is adjusted periodically based on a specific index (such as the Baltic Exchange Handysize Index (“BHSI”)). Revenues do not include any revenues for the Joint Venture vessels. Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses, however, we may do so in the future.

The onset of the COVID-19 pandemic led to a 33% drop in containership charter rates during the first half of 2020; however, increased demand for consumer goods during the second half of 2020 coupled with geographical dislocation of empty container boxes away from production/manufacturing countries led to charter rates posting an increase of 47% at the end of 2020 compared to a year ago. This momentum continued during 2021, and according to Clarkson Research the containership market registered its highest reading in history in 2021 due to the combination of a rebound in global gross domestic product (“GDP”) growth, driven by consumer spending, as well as port disruptions and congestion related to the COVID-19 pandemic. While charter rates and the level of demand for containerships are historically volatile and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships should lead to an improvement in charter rates over time.

In 2021, demand for dry bulk commodities rebounded as measured by the Baltic Dry Index (the “BDI”), which registered a low of 393 during the first half of 2020 as COVID-19 related lockdowns were in full effect, to reach a high of 5,650 during the second half of 2021. The average of the BDI during 2021 was 176% higher year over year when compared to the average for the full-year 2020, driven by a rebound in global GDP growth that drove higher demand for commodities and was helped by increased global port congestion.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter, third and related parties that are unique to a particular charter. Under our time charter arrangements, charterers bear the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2020 and 2021, commissions charged represented 37% and 84% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2021, approximately 17% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, and costs related to other corporate functions such as tax and internal audit.

Management Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. The total management fees paid by us to our managers during the years ended December 31, 2019, 2020 and 2021 amounted to $21.3 million, $21.6 million and $29.6 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

Amortization of Dry-docking and Special Survey Costs

All vessels are dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. For dry bulk vessels that have passed their third special survey, a dry-dock is required every two and a half years thereafter. We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated remaining useful economic lives. The estimated useful lives of our containerships are 30 years from their initial delivery from the shipyard. The estimated useful lives of our dry bulk vessels are 25 years from their initial delivery from the shipyard. Depreciation is based on cost, less the estimated scrap value of the vessels.

Gain / (Loss) on Sale / Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In each of the years ended December 31, 2019, 2020 and 2021, we sold five vessels.

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

Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020

During the years ended December 31, 2021 and 2020, we had an average of 83.6 and 60.0 vessels, respectively, in our fleet.

In the year ended December 31, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno, and Gialova with an aggregate TEU capacity of 49,909; and we sold the container vessels Halifax Express, Prosper, Venetiko, ZIM Shanghai and ZIM New York with an aggregate TEU capacity of 22,306 and (ii) we acquired (a) the 75% equity interest of York in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

Furthermore, in the year ended December 31, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. The sixteen dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta) that were part of the acquisition have an aggregate DWT of 932,329 and were delivered to us during the year ended December 31, 2021. In addition, in the year ended December 31, 2021, we accepted delivery of another twenty-seven secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus (ex. Charm), Curacao, Rose, Bermondi, Titan I, Orion, Merchia, Damon, Pythias, Egyptian Mike and Phoenix) with an aggregate DWT of 1,388,422.

In the year ended December 31, 2020, we accepted delivery of the newbuild container vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand container vessels Virgo, Scorpius and Neokastro with an aggregate TEU capacity of 11,008; and we sold the container vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express with an aggregate TEU capacity of 22,503.

In the years ended December 31, 2021 and 2020, our fleet ownership days totaled 30,525 and 21,965 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data

(Expressed in millions of U.S. dollars, except percentages)	Year ended December,			Percentage
	2020	2021	Change	Change

Voyage revenue	$460.3	$793.6	$333.3	72.4%
Voyage expenses	(7.4)	(13.3)	5.9	79.7%
Voyage expenses – related parties	(6.5)	(11.1)	4.6	70.8%
Vessels’ operating expenses	(117.1)	(180.0)	62.9	53.7%
General and administrative expenses	(7.4)	(9.4)	2.0	27.0%
Management fees – related parties	(21.6)	(29.6)	8.0	37.0%
General and administrative expenses - non-cash component	(3.7)	(7.4)	3.7	100.0%
Amortization of dry-docking and special survey costs	(9.0)	(10.4)	1.4	15.6%
Depreciation	(108.7)	(137.0)	28.3	26.0%
Gain / (loss) on sale / disposal of vessels, net	(79.1)	45.9	125.0	n.m.
Loss on vessels held for sale	(7.7)	—	(7.7)	n.m.
Vessels’ impairment loss	(31.6)	—	(31.6)	n.m.
Foreign exchange gains / (losses)	(0.3)	0.1	0.4	n.m.
Interest income	1.9	1.6	(0.3)	(15.8%)
Interest and finance costs	(68.7)	(86.1)	17.4	25.3%
Swaps’ breakage cost	—	—	—	n.m.
Gain on sale of equity securities	—	60.2	60.2	n.m.
Income from equity method investments	16.2	12.8	(3.4)	(21.0%)
Dividend income from investment in equity securities	—	1.8	1.8	n.m.
Other	1.2	4.6	3.4	n.m.
Loss on derivative instruments	(1.9)	(1.2)	(0.7)	(36.8%)
Net Income	$8.9	$435.1

Vessels’ operational data	Year ended December 31,			Percentage
	2020	2021	Change	Change

Average number of vessels	60.0	83.6	23.6	39.3%
Ownership days	21,965	30,525	8,560	39.0%
Number of vessels under dry-docking	11	15	4

Segmental Financial Summary(1)

Year ended December 31, 2021
	Container vessels	Dry bulk vessels	Other	Total
Voyage revenue	$678.3	$115.3	$—	$793.6
Voyage expenses	(7.1)	(6.2)	—	(13.3)
Voyage expenses – related parties	(9.6)	(1.5)	—	(11.1)
Vessels’ operating expenses	(151.5)	(28.5)	—	(180.0)
General and administrative expenses	(8.2)	(1.2)	—	(9.4)
Management fees – related parties	(24.9)	(4.7)	—	(29.6)
General and administrative expenses – non-cash component	(6.3)	(1.1)	—	(7.4)
Amortization of dry-docking and special survey costs	(10.3)	(0.1)	—	(10.4)
Depreciation	(125.8)	(11.2)	—	(137.0)
Gain on sale / disposal of vessels, net	45.9	—	—	45.9
Foreign exchange gains	0.1	—	—	0.1
Interest income	1.6	—	—	1.6
Interest and finance costs	(81.9)	(4.2)	—	(86.1)
Gain on sale of equity securities	—	—	60.2	60.2
Income from equity method investments	—	—	12.8	12.8
Dividend income from investment in equity securities	—	—	1.8	1.8
Other	4.3	0.3	—	4.6
Loss on derivative instruments	(1.1)	(0.1)	—	(1.2)
Net Income	$303.5	$56.8	$74.8	$435.1

(1) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2021 and December 31, 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,			Percentage
	2020	2021	Change	Change

Voyage revenue	$460.3	$793.6	$333.3	72.4%
Accrued charter revenue(1)	21.3	(11.3)	(32.6)	(153.1%)
Amortization of time charter assumed	0.2	(0.4)	(0.6)	n.m.
Voyage revenue adjusted on a cash basis (2)	$481.8	$781.9	$300.1	62.3%

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

Voyage Revenue

Voyage revenue increased by 72.4%, or $333.3 million, to $793.6 million during the year ended December 31, 2021, from $460.3 million during the year ended December 31, 2020. The increase is mainly attributable to (i) revenue earned by six container vessels acquired during the year ended December 31, 2020 as well as  revenue earned by 16 container vessels and 41 dry bulk vessels acquired during the year ended December 31, 2021, (ii) increased charter rates in certain of our container vessels during the year ended December 31, 2021 compared to the year ended December 31, 2020, partly off-set by revenue not earned by five container vessels sold during the year ended December 31, 2020 and five container vessels sold during the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 62.3%, or $300.1 million, to $781.9 million during the year ended December 31, 2021, from $481.8 million during the year ended December 31, 2020. Accrued charter revenue for the years ended December 31, 2021 and 2020 was a negative amount of $11.3 million and a positive amount of $21.3 million, respectively.

Voyage Expenses

Voyage expenses were $13.3 million and $7.4 million for the years ended December 31, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $11.1 million and $6.5 million for the years ended December 31, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.3 million and $0.8 million, in the aggregate, for the years ended December 31, 2021 and 2020, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $180.0 million and $117.1 million during the years ended December 31, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,896 and $5,329 for the years ended December 31, 2021 and 2020, respectively. The increase in the daily operating expenses during the year ended December 31, 2021 is mainly attributed to increased one-time predelivery expenses for the acquisition of dry bulk vessels and increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $9.4 million and $7.4 million during the years ended December 31, 2021 and 2020, respectively, and both include $2.5 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $29.6 million and $21.6 million during the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2021 amounted to $7.4 million, representing the value of the shares issued to a related-party manager on March 31, 2021, June 30, 2021, September 30, 2021 and December 30, 2021. General and administrative expenses – non-cash component for the year ended December 31, 2020 amounted to $3.7 million, representing the value of the shares issued to a related-party manager on March 30, 2020, June 30, 2020, September 30, 2020 and December 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $10.4 million and $9.0 million during the year ended December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, 14 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the year ended December 31, 2020, 11 vessels underwent and completed their dry-docking and special survey.

Depreciation

Depreciation expense for the year ended December 31, 2021 and 2020 was $137.0 million and $108.7 million, respectively.

Gain / (loss) on Sale / Disposal of Vessels, net

During the year ended December 31, 2021, we recorded a net gain of $45.9 million from the sale of the container vessels Prosper (asset held for sale at March 31, 2021), Halifax Express (asset held for sale at December 31, 2020), Venetiko (asset held for sale at March 31, 2021 and June 30, 2021), ZIM Shanghai (asset held for sale as at June 30, 2021 and September 30, 2021) and ZIM New York (asset held for sale as at June 30, 2021 and September 30, 2021). During the year ended December 31, 2020, we recorded an aggregate net loss of $79.1 million from the sale of the container vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express. Neapolis and Zagora were classified as assets held for sale at December 31, 2019.

Loss on Vessels Held for Sale

During the year ended December 31, 2021, the container vessels Messini, Sealand Illinois, Sealand Michigan and York were classified as vessels held for sale. No loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value. During the year ended December 31, 2020, the container vessel Halifax Express was classified as a vessel held for sale and we recorded a loss on vessels held for sale of $7.7 million, which resulted from its estimated fair value measurement less costs to sell, during the year.

Vessels’ Impairment Loss

During the year ended December 31, 2021 no impairment loss was recorded. During the year ended December 31, 2020, we recorded an impairment loss related to five of our container vessels of $31.6 million, in aggregate.

Interest Income

Interest income amounted to $1.6 million and $1.9 million for the years ended December 31, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $86.1 million and $68.7 million during the years ended December 31, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the year ended December 31, 2021 compared to the year ended December 31, 2020, partly off-set by the decreased financing cost during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Swaps’ Breakage Costs

During the year ended December 31, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs of $0.006 million in aggregate.

Gain on Sale of Equity Securities / Dividend Income from Investment in Equity Securities

The gain on sale of equity securities of $60.2 million for the year ended December 31, 2021, represents the difference between the aggregate sale price of 1,221,800 ordinary shares of ZIM compared to the book value of these shares as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. Furthermore, in the year ended December 31, 2021, we received a dividend from ZIM in the amount of $1.8 million.

Income from Equity Method Investments

During the year ended December 31, 2021, we recorded income from equity method investments of $12.8 million representing our share of the income in jointly owned companies pursuant to the Framework Deed, with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then, these five companies are consolidated in our consolidated financial statements. As of December 31, 2021, six companies are jointly owned with York (of which, four companies currently own container vessels). During the year ended December 31, 2020, we recorded income from equity method investments of $16.2 million relating to investments under the Framework Deed. As of December 31, 2020, 13 companies were jointly owned with York (of which, ten companies owned container vessels). The decreased income from equity method investments in 2021 compared to 2020 is mainly attributable to the decreased number of container vessels jointly owned with York during 2021 compared to 2020; partly off-set by the increased profitability of certain container vessels jointly owned with York during 2021 compared to 2020 and the gain on sale of one container vessel jointly owned with York which was sold in the third quarter of 2021.

Loss on Derivative Instruments

As of December 31, 2021, ten interest rate derivative instruments and two cross currency rate swaps were outstanding and their fair value, in the aggregate, as at that date were a liability of $10.9 million. The change in the fair value of our interest rate derivative instruments and cross currency swaps that qualified for hedge accounting is recorded in OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the year ended December 31, 2021, a gain of $5.7 million has been included in OCI and a loss of $0.4 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during 2021.

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

	Year ended December 31,			Percentage
	2019	2020	Change	Change
Voyage revenue	$478.1	$460.3	$(17.8)	(3.7%)
Voyage expenses	(5.3)	(7.4)	2.1	39.6%
Voyage expenses-related parties	(5.3)	(6.5)	1.2	22.6%
Vessels’ operating expenses	(116.1)	(117.1)	1.0	0.9%
General and administrative expenses	(5.6)	(7.4)	1.8	32.1%
Management fees-related parties	(21.3)	(21.6)	0.3	1.4%
General and administrative expenses-non-cash component	(3.9)	(3.7)	(0.2)	(5.1%)
Amortization of dry-docking and special survey costs	(8.9)	(9.0)	0.1	1.1%
Depreciation	(113.5)	(108.7)	(4.8)	(4.2%)
Loss on sale / disposal of vessels	(19.6)	(79.1)	59.5	n.m.
Loss on vessels held for sale	(2.5)	(7.7)	5.2	n.m.
Vessels’ impairment loss	(3.0)	(31.6)	28.6	n.m.
Foreign exchange losses	—	(0.3)	0.3	n.m.
Interest income	3.3	1.9	(1.4)	(42.4%)
Interest and finance costs	(89.0)	(68.7)	(20.3)	(22.8%)
Swaps’ breakage costs	—	—	—	—
Income from equity method investments	11.4	16.2	4.8	42.1%
Other	0.8	1.2	0.4	50.0%
Loss on derivative instruments	(0.6)	(1.9)	1.3	n.m.
Net Income	$99.0	$8.9

	Year ended December 31,			Percentage
	2019	2020	Change	Change
Average number of vessels	60.3	60.0	(0.3)	(0.5%)
Ownership days	22,002	21,965	(37)	(0.2%)
Number of vessels under dry-docking	6	11	5

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

	Year ended December 31,			Percentage
	2019	2020	Change	Change
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$478.1	$460.3	$(17.8)	(3.7%)
Accrued charter revenue(1)	3.9	21.3	17.4	n.m.
Amortization of Time-charter assumed	0.2	0.2	—	—
Voyage revenue adjusted on a cash basis(2)	$482.2	$481.8	$(0.4)	(0.1%)

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

1 0.75% until June 30, 2019

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

Loss on Sale / Disposal of Vessels

During the year ended December 31, 2020, we recorded an aggregate net loss of $79.1 million from the sale of the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express. Neapolis and Zagora were classified as assets held for sale as at December 31, 2019. During the year ended December 31, 2019, we recorded an aggregate loss of $19.6 million from the sale of the container   0.75% until June 30, 2019 vessels Piraeus, MSC Pylos, Reunion, Sierra II and Namibia II. MSC Pylos was classified as asset held for sale as at December 31, 2018.

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

B. Liquidity and Capital Resources

Historically, our principal sources of funds have been operating cash flows and long-term financing in the form of bank borrowings, unsecured bond loans or sale and leaseback transactions. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity needs relate to completing the acquisition of the secondhand dry bulk vessels we have agreed to acquire, making periodic yard installments to the relevant shipyard for our newbuild vessels on order and funding our vessel operating expenses, debt repayment, lease payment and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership and dry bulk sectors for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. As of March 18, 2022, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2021, we had total cash liquidity of $353.5 million, consisting of cash, cash equivalents and restricted cash.

As of March 18, 2022, we had four series of preferred stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock, approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock and approximately $114.4 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2021, we had an aggregate of $2.6 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements, other financing arrangements and our unsecured bond loan.

As of March 18, 2022, we had two unencumbered vessels in the water. Under the Framework Deed there were two secondhand vessels acquired which are free of debt.

Our common stock dividend policy and our preferred stock dividend obligations also impact our future liquidity needs. For more information regarding our dividend payments, please see “Item 8. Financial Information--A. Consolidated Statements and Other Financial Information”.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 5, 2021, May 6, 2021, August 5, 2021, November 5, 2021, and February 7, 2022, we issued 362,866 shares, 275,457 shares, 322,274 shares, 265,469 shares and 274,939 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates.

On March 23, 2020, the Board of Directors approved a share repurchase program authorizing total repurchases of us to a maximum of $15 million of our preferred shares in open market transactions until December 31, 2020. During the year ended December 31, 2020, the Company acquired 95,574 preferred shares for a total amount of $1.7 million, with the average purchase price of $17.63 per share. On November 30, 2021, the Board of Directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time. During the year ended December 31, 2021, the Company had not acquired any common or preferred shares under the program.  See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt, unsecured bond loans or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $56.1 million at December 31, 2021 and negative $14.9 million at December 31, 2020.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2019, 2020 and 2021

	Year ended December 31,
	2019	2020	2021
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$250.4	$274.3	$466.5
Net Cash Used in Investing Activities	(8.9)	(36.4)	(787.5)
Net Cash Provided by / (Used in) Financing Activities	(212.2)	(241.9)	482.6

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2021, increased by $192.2 million to $466.5 million, from $274.3 million for year ended December 31, 2020. The increase is mainly attributable to increased cash from operations of $300.2 million, partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.3 million, by the increased payments for interest (including swap payments) of $11.8 million during the year ended December 31, 2021 compared to the year ended December 31, 2020 and by the increased dry-docking and special survey costs of $3.4 million during the year ended December 31, 2021 compared to the year ended December 31, 2020.

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

Net Cash Used in Investing Activities

Net cash used in investing activities was $787.5 million in the year ended December 31, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, (iii) settlement payments for the acquisition of three secondhand container vessels, (iv) payments for the acquisition of six secondhand container vessels and 41 dry bulk vessels, (v) payment for the acquisition of one secondhand container vessel  which was delivered in January 2022, (vi) advance payments for the acquisition of one secondhand dry bulk vessel which was delivered in January 2022, (vii) payments for the acquisition of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos in accordance with the Longshaw Share Purchase Agreement and (viii) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from (i) the sale of 1,221,800 ordinary shares of ZIM that we owned, (ii)  the sale of five container vessels and (iii) return of capital we received from one entity jointly-owned with York pursuant to the Framework Deed.

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

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $482.6 million in the year ended December 31, 2021, which mainly consisted of (a) $570.0 million net proceeds relating to our debt financing agreements (including proceeds we received (i) from the issuance of €100.0 million unsecured bond on the Athens Exchange and (ii) from our debt financing agreements of an amount of $1,103.1 million), (b) $40.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2020, the first quarter of 2021, the second quarter of 2021 and the third quarter of 2021 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2020 to January 14, 2021, January 15, 2021 to April 14, 2021, April 15, 2021 to July 14, 2021 and July 15, 2021 to October 14, 2021.

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

On July 27, 2017, the FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the “FCA Announcement”). The FCA Announcement indicated that the continuation of LIBOR was not guaranteed after 2021. On November 30, 2020 the administrator of LIBOR, ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021 but ceasing to determine the remaining U.S. dollar LIBOR tenors, including three-month LIBOR which most of our loan agreements are based on, on June 30, 2023. The Secured Overnight Financing Rate, or “SOFR”, has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. Dollar LIBOR.

As of December 31, 2021 the interest rate on all of our existing credit facilities, finance leases and other financing arrangements is either a fixed rate or based on the three-month LIBOR floating rate. We have already initiated discussions with certain of our financing institutions and we expect that by the June 30, 2023 deadline, all our floating interest rate based credit facilities, finance leases and other financing arrangements will have switched to either SOFR or the three-month Term SOFR rate which is quoted on the Chicago Mercantile Exchange, both of which will be increased by a credit adjustment spread to be negotiated with each individual financing institution.

As of December 31, 2021, we have approximately $336.0 million in undrawn available credit under our credit facilities.  For more information on our Credit Facilities, Finance Leases and Other Financing Arrangements, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities, finance leases and other financing arrangements discussed below as at December 31, 2021:

Credit Facilities/Finance Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt
Nerida	9,975	LIBOR + Margin(2)	2022	Straight-line amortization with balloon
Tatum et al	37,600	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
November 2018 Facility	30,188	LIBOR + Margin(2)	2023	Straight-line amortization with balloon
Adele Shipping	54,500	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Cadence et al	98,000	LIBOR + Margin(2)	2027	Variable amortization with balloon
Quentin et al	72,898	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Raymond et al	123,990	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Uriza	17,400	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Kelsen	4,050	LIBOR + Margin(2)	2022	Straight-line amortization
Caravokyra et al	54,400	LIBOR + Margin(2)	2025	Variable amortization with balloon
Capetanissa et al	56,500	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Bails et al	24,554	LIBOR + Margin(2)	2024	Straight-line amortization with balloon
Berg	11,660	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Reddick et al	14,900	LIBOR + Margin(2)	2023	Straight-line amortization with balloon
Evantone et al	20,750	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Ainsley et al	141,964	LIBOR + Margin(2)	2031	Straight-line amortization with balloon

Hyde et al	138,519	Fixed Rate	2028	Variable amortization with balloon
Kemp	70,350	LIBOR + Margin(2)	2029	Variable amortization with balloon
Vernes	12,650	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Achilleas et al 2	125,360	LIBOR + Margin(2)	2026	Variable amortization with balloon
Novara et al	63,833	LIBOR + Margin(2)	2025	Variable amortization with balloon
Costamare Bulkers (Facility 1)	79,348	LIBOR + Margin(2)	2027	Variable installments with balloon
Costamare Bulkers (Facility 2)	80,228	LIBOR + Margin(2)	2026	Variable installments with balloon
Costamare Bulkers (Facility 3)	59,952	LIBOR + Margin(2)	2026	Variable installments with balloon
Costamare Bulkers (Facility 4)	103,423	LIBOR + Margin(2)	2026	Variable installments with balloon

Costamare Bulkers (Facility 5)	43,480	LIBOR + Margin(2)	2026	Variable installments with balloon
Finance Leases & Other Financing Arrangements
Sale and Leaseback (Facility 1)	86,845	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Sale and Leaseback (Facility 2)	29,998	Fixed Rate	2024	Bareboat structure-fixed daily charter with balloon
Sale and Leaseback (Facility 3)	397,232	Fixed Rate	2030- 2031	Bareboat structure-fixed daily charter with balloon
Benedict et al Financing arrangements	406,357	Fixed Rate	2028	Variable amortization with balloon
Unsecured Bond Loan
Bond Loan	113,260	Fixed Rate	2026	Bullet

(1)
The interest rates of long-term bank debt at December 31, 2021 ranged from 1.82% to 4.80%, and the weighted average interest rate as at December 31, 2021 was 2.77%. Such calculations have accounted for fixed rate long-term bank debt and interest rate swaps.

(2)	The interest rate margin of long-term bank debt at December 31, 2021 ranged from 1.70% to 2.75%, and the weighted average interest rate margin as at December 31, 2021 was 2.1%.

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

As of December 31, 2021, there was $10.0 million outstanding under the Nerida Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in three quarterly installments of $0.45 million and a balloon payment of $8.6 million payable together with the last installment.

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

As of December 31, 2021, there was $37.6 million outstanding under the Tatum et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 15 quarterly installments of $0.8 million and a balloon payment of $25.6 million payable together with the last installment.

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

The obligations under the November 2018 Loan Facility were initially guaranteed by the owners of nine mortgaged vessels. In 2019 we sold four vessels and prepaid the required amounts under the terms of this facility. In 2020, we drew down an amount of $5.8 million under Tranche B to finance the acquisition of the vessel Scorpius (ex. JPO Scorpius). Our obligations are secured by mortgages on Scorpius (ex. JPO Scorpius) and five vessels (Trader, Sealand Michigan, Luebeck, Methoni and Ulsan), account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

As of December 31, 2021, there was $30.2 million outstanding under the November 2018 Loan Facility, and, as of the same date, there was no undrawn available credit which could be utilized to finance the acquisition cost of new vessels to be mortgaged under this facility. The outstanding loan amount under both tranches is repayable in eight quarterly installments of $1.0 million and a balloon payment of $22.2 million payable together with the last installment.

Adele Shipping Loan

On June 24, 2019, our subsidiary Adele Shipping Co., as borrower, entered into a seven-year $68.0 million credit facility with a bank, which we refer to in this section as the “Adele Shipping Loan”.

We have used the proceeds from Adele Shipping Loan to refinance a finance lease related to the MSC Azov and for general corporate purposes.

The obligations under the Adele Shipping Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the MSC Azov, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2021, there was $54.5 million outstanding under the Adele Shipping Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 19 quarterly installments of $1.5 million and a balloon payment of $26.0 million payable together with the last installment.

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

As of December 31, 2021, there was $98.0 million outstanding under the Cadence et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 10 quarterly installments of $3.8 million, 12 quarterly installments of $2.6 million and a balloon payment of $28.8 million payable together with the last installment.

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

As of December 31, 2021, there was $72.9 million outstanding under the Quentin et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 15 quarterly installments of $2.0 million and a balloon payment of $42.7 million payable together with the last installment.

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

As of December 31, 2021, there was $124.0 million outstanding under the Raymond et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all three tranches is repayable in 15 quarterly installments of $2.9 million and a balloon payment of $80.6 million payable together with the last installment.

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

As of December 31, 2021, there was $17.4 million outstanding under the Uriza Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 16 quarterly installments of $0.65 million and a balloon payment of $7.0 million that is payable together with the last installment.

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

As of December 31, 2021, there was $4.1 million outstanding under the Kelsen Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in two semi-annual installments of $2.0 million.

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

The obligations under the Caravokyra et al Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels Cosco Ningbo, Cosco Hellas, Yantian, Maersk Kolkata, Maersk Kingston and Maersk Kalamata, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2021, there was $54.4 million outstanding under the Caravokyra et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 14 quarterly installments of $1.8 million and a balloon payment of $29.2 million that is payable together with the last installment.

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

The obligations under the Capetanissa et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels Beijing, Cosco Guangzhou, Sealand Washington, York and Messini, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2021, there was $56.5 million outstanding under the Capetanissa et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 14 quarterly installments of $2.3 million and a balloon payment of $25.0 million that is payable together with the last installment.

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

As of December 31, 2021, there was $24.6 million outstanding under the Bails et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all four tranches is repayable in nine quarterly installments of $0.8 million and a balloon payment of $17.6 million that is payable together with the last installment.

Berg Loan

On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12.5 million, in order to finance the acquisition cost of the vessel Neokastro, which we refer to in this section as the “Berg Loan”.

The obligations under the Berg Loan are guaranteed by Costamare Inc., and are secured by a first priority mortgage over the vessel, an account pledge, a general assignment of earnings, insurances, requisition compensation and a charter assignment.

As of December 31, 2021, the outstanding balance of the loan of $11.7 million is repayable in 17 equal quarterly installments of $0.28 million and a balloon payment of $6.9 million that is payable together with the last installment.

Reddick et al. Loan

On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement as joint and several borrowers with a bank for an amount of $18.5 million in order to refinance one term loan and for general corporate purposes, which we refer to in this section as the “Reddick et al. Loan”. The facility was drawn in two tranches.

The obligations under the Reddick et al. Loan are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels, Maersk Kleven and Maersk Kotka, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2021, the outstanding balance of the two tranches of $14.9 million is repayable in seven equal quarterly installments of $1.2 million and a balloon payment of $6.5 million that is payable together with the last installment.

Evantone et al. Loan

On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement as joint and several borrowers with a bank for an amount of $23.0 million for the purpose of financing general corporate purposes, which we refer to in this section as the “Evantone et al. Loan”. The facility was drawn in one tranche.

The obligations under the Evantone et al. Loan are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels, Aries and Argus, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2021, the outstanding balance of the loan of $20.8 million is repayable in 17 equal quarterly installments of $0.75 million and a balloon payment of $8.0 million that is payable together with the last installment.

Ainsley et al. Loan

On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. as joint and several Borrowers entered into a loan agreement with a bank for an amount of $150.0 million, in order to refinance two term loans and for general corporate purposes, which we refer to in this section as the “Ainsley et al. Loan”. The facility was drawn in two tranches.

The obligations under the Ainsley et al. Loan are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels, Cape Kortia and Cape Sounio, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2021, the outstanding balance of the two tranches of $142.0 million is repayable in 37 equal quarterly installments of $2.7 million and a balloon payment of $42.9 million, payable together with the last installment.

Hyde et al. Loan

On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement as joint and several borrowers with a bank for an amount of $147.0 million in order to refinance two term loans and for general corporate purposes, which we refer to in this section as the “Hyde et al. Loan”. The facility was drawn in two tranches.

The obligations under the Hyde et al. Loan are guaranteed by Costamare Inc., and are secured, among others, by first priority mortgages over the vessels, Cape Tainaro and Cape Artemisio, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2021, the outstanding balance of tranche A of $69.3 million is repayable in 27 equal quarterly installments of $1.4 million and a balloon payment of $31.1 million payable together with the last installment. As of December 31, 2021, the outstanding balance of tranche B of 69.3 million is repayable in 17 equal quarterly installments of $1.4 million and a balloon payment of $45.2 million payable together with the last installment.

Kemp Loan

On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75.0 million in order to refinance one term loan and for general corporate purposes, which we refer to in this section as the “Kemp Loan”.

The obligations under the Kemp Loan are guaranteed by Costamare Inc., and are secured by a first priority mortgage over the vessel, Cape Akritas, an account pledge, a general assignment of earnings, insurances, requisition compensation and a charter assignment.

As of December 31, 2021, the outstanding balance of the loan of $70.35 million is repayable in one quarterly instalment of $1.55 million, four quarterly installments of $1.5 million, 24 quarterly installments of $1.43 million and a balloon payment of $28.6 million that is payable together with the last installment.

Vernes Loan

On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14.0 million, in order to finance the acquisition cost of the vessel Glen Canyon, which we refer to in this section as the “Vernes Loan”.

The obligations under the Vernes Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, an account pledge, a general assignment of earnings, insurances, requisition compensation and a charter assignment.

As of December 31, 2021, the outstanding balance of the loan of $12.65 million is repayable in 17 equal quarterly installments of $0.45 million, and a balloon payment of $5.0 million that is payable together with the last installment.

Achilleas et al. Loan 2

On June 1, 2021, subsidiaries of Costamare Inc., including Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, among others, entered into a loan agreement with a bank for an amount of up to $158.1 million, in order to partly refinance one term loan, which was secured by eight vessels, and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. We refer to this facility in this section as the “Achilleas et al. Loan 2”.

The facility was drawn in four tranches and the total amount drawn was $158.1 million. On August 12, 2021, the Company prepaid $7.4 million due to the sale of Venetiko, on October 12, 2021 the Company prepaid $6.5 million due to the sale of ZIM Shanghai, and on October 25, 2021, the Company prepaid $6.1 million due to the sale of ZIM New York.

The obligations under the Achilleas et al. Loan 2 are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels, Sealand Illinois, Zim Tampa, Oakland, Lakonia, Areopolis, Porto Cheli, Porto Germeno, and Porto Kagio, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2021, the outstanding balance of:

(i)	the first tranche is $26.6 million and is repayable in 18 equal quarterly installments of $1.4 million and a balloon payment of $1.6 million that is payable together with the last installment,

(ii)	the second tranche is $34.7 million and is repayable in 18 equal quarterly installments of $1.64 million and a balloon payment of $5.3 million that is payable together with the last installment,

(iii)	the third tranche is $32.0 million and is repayable in 18 equal quarterly installments of $1.5 million and a balloon payment of $5.0 million that is payable together with the last installment and

(iv)	the fourth tranche is $32.0 million and is repayable in 18 equal quarterly installments of $1.5 million and a balloon payment of $5.0 million that is payable together with the last installment.

Novara et al. Loan

On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. as joint and several borrowers entered into a loan agreement with a bank for an amount of up to $79.0 million in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros, which we refer to in this section as the “Novara et al. Loan”. As of December 31, 2021 three out of the four tranches under the Novara et al. Loan were drawn.

The obligations under the Novara et al. Loan are guaranteed by Costamare Inc., and are (or will be in the case of Dyros) secured by first priority mortgages over the vessels, Androusa, Norfolk, Gialova and Dyros, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2021, the aggregate outstanding balance $42.1 million of the first two tranches is repayable in 14 variable quarterly installments and a balloon payment of $24.1 million in the aggregate, that is payable together with the last installment. As of December 31, 2021, the outstanding balance of the third tranche of $21.7 million is repayable in 15 variable quarterly installments with a balloon payment of $11.0 million, that is payable together with the last installment. The last tranche of the facility regarding the vessel Dyros was not drawn as of December 31, 2021.

Costamare Bulkers (Facility 1)

On July 16, 2021, Costamare Inc., as borrower, entered into a hunting license facility agreement with a bank for an amount of up to $120.0 million, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Rose, Equity and Curacao. The facility, which we refer to in this section as the “Costamare Bulkers (Facility 1)”, has a six-year tenor and may be drawn in multiple tranches, one per each financed vessel.

The obligations under Costamare Bulkers (Facility 1) are guaranteed by the companies which own the vessels and are secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

In December 2021, the Company prepaid $38.8 million, related to the then outstanding balance for the Clara, Rose, Thunder and Equity tranches of this facility agreement. The balances were repaid with funds provided by the Costamare Bulkers (Facility 5) as discussed below.

As of December 31, 2021, the aggregate outstanding balance of $79.3 million is repayable in variable quarterly installments with an aggregate balloon payment of $40.9 million that is payable together with the respective last installments.

Costamare Bulkers (Facility 2)

On July 9, 2021, Costamare Inc., as borrower, entered into a loan agreement with a bank for an amount of up to $81.5 million, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta. The facility, which we refer to in this section as the “Costamare Bulkers (Facility 2)”, has a five-year tenor and was drawn in eight tranches, one per each financed vessel.

The obligations under the Costamare Bulkers (Facility 2) are guaranteed by the companies which own the vessels and are secured by a first priority mortgage over the vessels account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2021, the aggregate outstanding balance of $80.2 million is repayable in variable quarterly installments with an aggregate balloon payment of $43.9 million that is payable together with the respective last installments.

Costamare Bulkers (Facility 3)

On July 8, 2021, Costamare Inc., as borrower, entered into a loan agreement with a bank for an amount of up to $62.5 million, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. The facility, which we refer to in this section as the “Costamare Bulkers (Facility 3)”, has a five-year tenor and was drawn in eight tranches, one per each financed vessel.

The obligations under the Costamare Bulkers (Facility 3) are guaranteed by the companies which own the vessels and are secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2021, the aggregate outstanding balance of $60.0 million is repayable in variable quarterly installments with an aggregate balloon payment of $17.7 million that is payable together with the respective last installments.

Costamare Bulkers (Facility 4)

On July 27, 2021, Amoroto Marine Corp., Bermondi Marine Corp. and Onton Marine Corp. among others, as joint and several borrowers, entered into a hunting license facility agreement with a bank for an amount of up to $125.0 million, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus (ex. Charm), Titan I, Bermondi, Orion, Merchia and Damon as well as the acquisition of additional vessels. The facility, which we refer to in this section as the “Costamare Bulkers (Facility 4)”, has a five-year tenor and may be drawn in multiple advances, one per each financed vessel. As of December 31, 2021, eleven tranches under the Costamare Bulkers (Facility 4) were drawn. As of the same date, the tranche for the financing of Damon was not yet drawn.

The obligations under the Costamare Bulkers (Facility 4) are guaranteed by Costamare Inc. and are (or will be in the case of Damon) further secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and assignment of charter rights (if applicable).

As of December 31, 2021, there was $103.4 million outstanding under the Costamare Bulkers (Facility 4) and, as of the same date, there were $19.5 million available funds to be drawn. The aggregate outstanding balance of $103.4 million is repayable in variable quarterly installments with an aggregate balloon payment of $54.0 million that is payable together with the respective last installments.

Costamare Bulkers (Facility 5)

On December 10, 2021, Merle Marine Corp., Gassin Marine Corp, Dattier Marine Corp., and Dramont Marine Corp, as borrowers, and Costamare Inc., as guarantor, entered into a loan agreement with a bank for an amount of up to $43.5 million in order to re-finance the then-existing indebtedness of vessels Clara, Rose, Thunder, and Equity (then financed under the Costamare Bulkers (Facility 1)) and for general corporate purposes. The facility, which we refer to in this section as the “Costamare Bulkers (Facility 5)”, has a five-year tenor and was drawn in four tranches.

The obligations under the Costamare Bulkers (Facility 5) are secured by a first priority mortgage over the four vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2021, the aggregate outstanding balance of $43.5 million is repayable in 20 quarterly installments of $1.6 million with an aggregate balloon payment of $12.3 million that is payable together with the respective final installments.

Sale and Leaseback (Facility 1)

On June 29, 2016, our subsidiaries, Jodie Shipping Co. and Kayley Shipping Co., entered into bareboat charter agreements with CCBFL (collectively, the “Sale and Leaseback (Facility 1)”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven years. Our subsidiaries used the proceeds from the Sale and Leaseback (Facility 1) to refinance an existing facility and for general corporate purposes.

Under the terms of the Sale and Leaseback (Facility 1), the MSC Athens and the MSC Athos containership vessels were sold for an amount of $76.0 and $75.8 million, respectively. Pursuant to the initial terms of the Sale and Leaseback (Facility 1), Jodie Shipping Co. and Kayley Shipping Co. would each pay a variable daily charter rate on a quarterly basis for seven years (based on a straight-line amortization schedule) along with a final balloon payment of $28.0 and $27.9 million, respectively. Furthermore and pursuant to the initial terms, upon expiration of the Sale and Leaseback (Facility 1) in 2023, the vessels would be returned to the Company. On May 8, 2019, and on June 4, 2020, Jodie Shipping Co. and Kayley Shipping Co. signed two supplemental agreements, pursuant to which and upon the installation of scrubbers on board each of MSC Athens and MSC Athos until November 30, 2020, CCBFL will (i) advance an additional amount of $6.0 million for each vessel, (ii) extend the maturity of the Sale and Leaseback (Facility 1) until 2026 and (iii) amend the amortization schedule so that the final balloon payment for each vessel shall be $15.0 million. The scrubbers on board both vessels were installed in 2020 and the relevant provisions of the two supplemental agreements were effected.

As of December 31, 2021, there was $86.8 million outstanding under the Sale and Leaseback (Facility 1).

Sale and Leaseback (Facility 2)

On June 19, 2017, our subsidiaries, Simone Shipping Co. and Plange Shipping Co., entered into bareboat charter agreements with BoComm (the “Sale and Leaseback (Facility 2)”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven and a half years. Our subsidiaries used the proceeds from the Sale and Leaseback (Facility 2) for general corporate purposes.

Under the terms of the Sale and Leaseback (Facility 2), both the Leonidio and the Kyparissia containership vessels were sold and Simone Shipping Co. and Plange Shipping Co. must each pay a fixed daily charter rate on a monthly basis for seven and a half years along with a final balloon payment of $9.8 million, respectively. Upon expiration of the Sale and Leaseback (Facility 2) in 2024, the vessels will be returned to the Company.

As of December 31, 2021, there was $30.0 million outstanding under the Sale and Leaseback (Facility 2).

Sale and Leaseback (Facility 3)

On August 8, 2018, our subsidiaries, Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., entered into novation agreements with a financial institution, whereby they novated to the financial institution the shipbuilding contracts for the construction of five ships and entered into bareboat charter agreements with the financial institution, which we refer to in this section as the “Sale and Leaseback (Facility 3)”, whereby our subsidiaries agreed to bareboat charter the vessels, which at the time were under construction, upon delivery for a period of ten years. Our subsidiaries used the proceeds from the Sale and Leaseback (Facility 3) for the construction of five vessels.

Under the terms of the Sale and Leaseback (Facility 3), all five containership vessels at that time under construction were sold and Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., must each pay a fixed daily charter rate on a monthly basis for ten years along with a final balloon payment of $40.4 million. Upon expiration of the Sale and Leaseback (Facility 3) in 2030-2031, each of the vessels will be returned to the Company. During 2020, the vessels YM Triumph (Barkley Shipping Co.), YM Truth (Conley Shipping Co.) and YM Totality (Firmino Shipping Co.) were delivered. As of December 31, 2021, the remaining two vessels, the YM Target (Harden Shipping Co.) and YM Tiptop (Longley Shipping Co.) have been delivered.

As of December 31, 2021, there was $397.2 million outstanding under the Sale and Leaseback (Facility 3) and the facility has been drawn in full.

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

As of December 31, 2021, there was $406.4 million outstanding under the Benedict et al Financing arrangements.

Bond Loan

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100,000 of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The Bond Loan is guaranteed by the Company. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering are intended to be used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by Costamare Participations Plc on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for Costamare Participations Plc, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10,000, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50,000.

As of December 31, 2021, the outstanding balance of the bond amounted to $113.3 million.

Facilities Repaid in 2021

Verandi et al. Loan

On October 26, 2018, our subsidiaries, Verandi Shipping Co. and Reddick Shipping Co., as joint borrowers, entered into a $25.0 million loan with a bank, which we refer to in this section as the “Verandi et al. Loan”. The purpose of this loan was to refinance part of the acquisition costs of the Maersk Kleven and Maersk Kotka. The loan was drawn in two equal tranches.

 The obligations under the Verandi et al. Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessels, Maersk Kleven and Maersk Kotka, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The Verandi et al. Loan was repaid in full in March  2021 using proceeds from the Reddick et al. Loan.

Achilleas et al. Loan

On June 11, 2020, our subsidiaries Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co. entered into a four-year $70.0 million credit facility with a bank, which we refer to in this section as the “Achilleas et al. Loan”. The loan was drawn in one tranche, and we have used the proceeds from the Achilleas et al. Loan to partially refinance a loan with another bank.

The obligations under the Achilleas et al. Loan were guaranteed by Costamare Inc and were initially secured by first priority mortgages over the vessels Sealand Illinois, Zim Tampa (ex. Kobe), Zim New York, Zim Shanghai, Oakland (ex. Oakland Express), Halifax Express, Singapore Express, Prosper, Lakonia, Areopolis, Venetiko and Zagora, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights. During 2020, the vessels Singapore Express and Zagora were sold, and the borrowers prepaid a required amount of $6.3 million. During 2021, the vessels Halifax Express and Prosper were sold, and the borrowers prepaid a required amount of $5.9 million.

The Achilleas et al. Loan was repaid in full in June 2021 using proceeds from the Achilleas et al. Loan 2.

Costamare Revolver

On July 12, 2021, Costamare Inc. entered into a $24.5 million revolving credit facility with a bank, which we refer to in this section as the “Costamare Revolver”. The purpose of this loan was for general corporate purposes. The loan was drawn in one tranche.

The obligations under the Costamare Revolver were guaranteed by Berg Shipping Co. and were secured by a second priority mortgage over the vessel Neokastro, a second priority general assignment of earnings, insurances, requisition compensation and second priority charter rights.

The Costamare Revolver was repaid in full in November 2021.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and/or our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make loans or assume financial obligations which are not subordinated to the respective credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person other than as per the provisions of the respective credit facilities;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued share capital.

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain at all times the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then outstanding amount of the credit facility and any related swap exposure.

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

Capital Expenditures

As of December 31, 2021, we had outstanding equity commitments of $0.8 billion in the aggregate, consisting of payments (i) to the shipyard in relation to the newbuild containerships ordered, payable in installments until the vessels’ delivery, expected between the third quarter 2023 and the third quarter of 2024 and (ii) in relation to the acquisition cost of two secondhand dry bulk vessels, of which approximately $19.4 million in total will be financed through an existing hunting license facility.

As of March 18, 2022, we had outstanding equity commitments of $0.8 billion in the aggregate, consisting of payments (i) to the shipyard in relation to the newbuild containerships ordered, payable in installments until the vessels’ delivery, expected between the third quarter 2023 and the third quarter of 2024 and (ii) in relation to the acquisition cost of one secondhand dry bulk vessel, of which approximately $10.1 million in total will be financed through a hunting license facility.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2021 by approximately $8.0 million based upon our debt level during 2021.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate and Cross-currency Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2, 19, 20 and 21 to our consolidated financial statements included elsewhere in this annual report.

Furthermore, as of December 31, 2021, we have entered into two cross-currency swap agreements to hedge our exposure with respect to our unsecured bond loan which is denominated in Euro. For more information on our two cross-currency swap agreements, refer to Notes 2, 19, 20 and 21 to our consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2021, approximately 17% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2021, we were engaged in six Euro/U.S. dollar contracts totaling $15.0 million at an average forward rate of Euro/U.S. dollar 1.1668, expiring in monthly intervals up to June 2022.

As of December 31, 2020, we were engaged in eight Euro/U.S. dollar contracts totaling $16.0 million at an average forward rate of Euro/U.S. dollar 1.1962, expiring in monthly intervals up to August 2021.

As of December 31, 2019, we were engaged in three Euro/U.S. dollar contracts totaling $6.0 million at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

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

D. Trend Information

Total seaborne container trade demand increased by around 6.0% in 2021 mainly due to the rebounding global GDP growth and consumer demand around the world, particularly in the United States and the European Union. As a result, global trade continued to build momentum starting early in 2021, which continued through the end of the year.

Total containership supply grew at around 4.3% in 2021 as demolition activity decreased and the market rebounded.  Demand growth outweighed supply growth during 2021, as global stimulus spending increased global demand for containerized goods which resulted in the Clarksons Containership Timecharter Index posting a 299% increase year over year and ending in December 2021 at 361.79.

Idle containership fleet represented 0.6% of the total fleet at the end of 2021. Containership ordering in 2021 increased to 4.3 million TEU taking the total orderbook of containership vessels to 5.7 million TEU, representing 23.1% of the total fleet at the end of 2021; 73% of the orderbook consisted of vessels larger than 12,000 TEU. If the improved containership demand is not sustainable there may be negative pressure across the industry.

Total seaborne dry bulk trade demand grew by 4.8% during 2021 as demand for commodities rebounded on the back of global GDP growth and infrastructure spending. The primary drivers of growth during 2021 was an 6.3% year over year increase in seaborne coal demand, coupled with 4.8% year over year growth in minor bulks.

The total supply of dry bulk vessels grew 3.6% during 2021, bringing the total fleet size to 944.8 million dwt, as 38 million dwt of new vessels were delivered during the year. Ordering of new dry bulk vessels remained relatively slow for the entire year, and at the end of 2021, the total dry bulk vessel orderbook was 68.5 million dwt or 7.3% of the total fleet, with expected deliveries between 2022 and 2025.

As demand for dry bulk commodities was strong during 2021, earnings for dry bulk vessels as measured by the Baltic Dry Index increased by 61% year over year driven by demand for commodities and helped by increased global port congestion.

E. Critical Accounting Estimates

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

As part of the identification of impairment indicators and Step 1 of impairment analysis, the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

Container vessels: The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable and fair estimation of expected future charter rates over the remaining useful life of the Company’s vessels. The Company defines outliers as index values provided by an independent, third-party maritime research services provider. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the container vessels’ depreciation policy.

Dry bulk vessels: The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. The Company believes the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

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

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2021 resulted in no impairment loss to be recorded in any of our vessels. As of December 31, 2019 and 2020 our assessment concluded that $3.0 million and $31.6 million, respectively, of impairment loss should be recorded.

Charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates for certain years over the last few years have been, on average, below their historical 10 year average. If, as at December 31, 2020 and 2021, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2020		December 31, 2021
	No. of Container Vessels (*)	Amount ($ US Million) (**)	No. of Container Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	2	4.9	1	1.1
3-year historical average rate	2	2.7	1	1.1
1-year historical average rate	3	4.1	—	—

(*)	Number of container vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

December 31, 2021
	No. of Bulker Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	—	—
3-year historical average rate	—	—
1-year historical average rate	—	—

(*)	Number of bulker vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2021, and suggests that none of our 111 vessels in the water may have current market values below their carrying values (18 of our 60 vessels in the water as at December 31, 2020).

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve or deteriorate by any significant degree. It is possible that charter rates may remain at depressed levels for some time which could adversely affect our revenue, profitability and future assessments of vessel impairment.

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2021 and 2020. For the calculation of the estimated market values, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2022 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2021), the Company uses charter free third party valuations as at December 31, 2021. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2021 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

Containership Fleet

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2020 ($ US Million)(1)	Carrying Value December 31, 2021 ($ US Million)(1) (**)
1	Triton	14,424	2016	November 2018	111.8	109.0
2	Titan	14,424	2016	November 2018	112.4	109.6
3	Talos	14,424	2016	November 2018	112.6	109.8
4	Taurus	14,424	2016	November 2018	112.6	108.8
5	Theseus	14,424	2016	November 2018	112.8	108.9
6	YM Triumph	12,690	2020	July 2020	93.1	90.3
7	YM Truth	12,690	2020	August 2020	93.1	90.4
8	YM Totality	12,690	2020	September 2020	93.7	90.9
9	YM Target	12,690	2021	February 2021	—	91.9
10	YM Tiptop	12,690	2021	May 2021	—	93.2
11	Cape Akritas	11,010	2016	March 2021	—	79.6
12	Cape Tainaro	11,010	2017	March 2021	—	79.3
13	Cape Kortia	11,010	2017	March 2021	—	79.3
14	Cape Sounio	11,010	2017	March 2021	—	78.8
15	Cape Artemisio	11,010	2017	March 2021	—	77.6
16	Cosco Hellas*	9,469	2006	July 2006	55.9	54.6
17	Cosco Guangzhou*	9,469	2006	February 2006	54.5	53.0
18	Beijing*	9,469	2006	June 2006	55.2	53.9
19	Yantian*	9,469	2006	April 2006	55.3	53.6
20	Cosco Ningbo*	9,469	2006	March 2006	54.9	53.1
21	MSC Azov	9,403	2014	January 2014	84.7	81.3
22	MSC Ajaccio	9,403	2014	March 2014	85.0	81.6
23	MSC Amalfi	9,403	2014	April 2014	85.6	82.1
24	MSC Athens	8,827	2013	March 2013	82.6	78.8
25	MSC Athos	8,827	2013	April 2013	81.5	77.9
26	Valor	8,827	2013	June 2013	76.2	73.1
27	Value	8,827	2013	June 2013	76.2	73.2
28	Valiant	8,827	2013	August 2013	77.2	74.0
29	Valence	8,827	2013	September 2013	77.5	74.4
30	Vantage	8,827	2013	November 2013	77.5	74.5
31	Navarino*	8,531	2010	May 2010	84.0	80.7
32	Maersk Kleven	8,044	1996	September 2018	13.7	12.9
33	Maersk Kotka	8,044	1996	September 2018	13.4	12.7
34	Maersk Kowloon	7,471	2005	May 2017	15.5	14.9
35	Kure*	7,403	1996	December 2007	11.8	11.5
36	Methoni (ex. MSC Methoni)*	6,724	2003	October 2011	39.4	36.5
37	Porto Cheli	6,712	2001	June 2021	—	36.5
38	Sealand Michigan(3),*	6,648	2000	October 2000	27.0	—
39	Sealand Illinois(3),*	6,648	2000	December 2000	26.7	—
40	York(3),*	6,648	2000	May 2000	25.3	—
41	Sealand Washington*	6,648	2000	August 2000	26.5	24.7
42	Zim Tampa (ex. Kobe)*	6,648	2000	June 2000	25.6	23.7
43	Maersk Kalamata*	6,644	2003	June 2003	32.7	31.0

44	Maersk Kingston*	6,644	2003	April 2003	32.8	30.8
45	Maersk Kolkata*	6,644	2003	January 2003	32.0	30.0
46	Aries	6,492	2004	February 2021	—	10.3
47	Argus	6,492	2004	March 2021	—	10.3
48	Venetiko(2),*	5,928	2003	January 2013	16.6	—
49	Porto Germeno	5,908	2002	June 2021	—	34.3
50	Glen Canyon	5,642	2006	March 2021	—	12.0
51	Porto Kagio	5,570	2002	June 2021	—	33.7
52	Zim Shanghai(2),*	4,992	2002	October 2002	23.2	—
53	Zim New York(2),*	4,992	2002	September 2002	23.1	—
54	Leonidio	4,957	2014	May 2017	18.8	18.1
55	Kyparissia	4,957	2014	May 2017	18.8	18.1
56	Megalopolis	4,957	2013	July 2018	22.9	22.0
57	Marathopolis	4,957	2013	July 2018	23.0	22.1
58	Oakland (ex. Oakland Express) *	4,890	2000	October 2000	21.1	19.7
59	Gialova	4,578	2009	August 2021	—	20.0
60	Norfolk	4,259	2009	May 2021	—	26.5
61	Vulpecula	4,258	2010	December 2019	10.2	10.2
62	Volans	4,258	2010	December 2019	10.2	10.2
63	Virgo	4,258	2009	January 2020	9.8	9.7
64	Vela	4,258	2009	December 2019	10.4	10.0
65	Androusa	4,256	2010	April 2021	-	20.6
66	Neokastro	4,178	2011	December 2020	11.0	10.6
67	Ulsan*	4,132	2002	February 2012	19.5	18.2
68	Lakonia	2,586	2004	December 2014	7.5	7.4
69	Scorpius (ex. JPO Scorpius)	2,572	2007	September 2020	5.0	7.1
70	Etoile	2,556	2005	November 2017	9.8	9.4
71	Areopolis	2,474	2000	May 2014	5.7	6.7
72	Messini(3),*	2,458	1997	August 2012	5.1	—
73	Prosper(2),*	1,504	1996	March 2011	3.0	—
74	Michigan	1,300	2008	April 2018	5.8	5.7
75	Trader	1,300	2008	April 2018	5.8	5.7
76	Luebeck	1,078	2001	August 2012	3.2	4.8
				TOTAL	2,617.8	3,165.8

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2020 and 2021.
(2)	Vessels sold during 2021.
(3)	As of December 31, 2021, the vessel was classified as held for sale.
*
Indicates container vessels which we believe, as of December 31, 2020, may have had fair values below their carrying values. As of December 31, 2020, we believe that the aggregate carrying value of these 18 vessels was $118.8 million more than their market value.

**	We believe that as of December 31, 2021 all our container vessels had fair values that exceeded their carrying values.

Dry Bulk Fleet

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2021 ($ US Million)(1) (*)
1	Aeolian	83,478	2012	August, 2021	21.0
2	Greneta	82,166	2010	December, 2021	18.9
3	Egyptian Mike	81,601	2011	December, 2021	18.7
4	Phoenix	81,569	2012	December, 2021	19.7
5	Builder	81,541	2012	June, 2021	21.9
6	Farmer	81,541	2012	September, 2021	21.7
7	Sauvan	79,700	2010	July, 2021	16.2
8	Rose	76,619	2008	October, 2021	17.8

9	Merchia	63,800	2015	December, 2021	23.7
10	Seabird	63,553	2016	July, 2021	22.0
11	Dawn	63,530	2018	July, 2021	23.2
12	Orion	63,473	2015	November, 2021	23.6
13	Damon	63,227	2012	December, 2021	22.3
14	Titan I	58,090	2009	November, 2021	16.3
15	Eracle	58,018	2012	July, 2021	15.3
16	Pythias	58,018	2010	December, 2021	17.5
17	Uruguay	57,937	2011	September, 2021	18.2
18	Curacao	57,937	2011	October, 2021	18.3
19	Athena	57,809	2012	September, 2021	15.4
20	Thunder	57,334	2009	September, 2021	13.9
21	Serena	57,266	2010	August, 2021	14.7
22	Pegasus	56,726	2011	June, 2021	14.4
23	Merida	56,670	2012	August, 2021	16.4
24	Clara	56,557	2008	August, 2021	14.6
25	Peace	55,709	2006	July, 2021	12.1
26	Pride	55,705	2006	July, 2021	12.1
27	Bermondi	55,469	2009	October, 2021	16.1
28	Comity	37,302	2010	August, 2021	12.2
29	Verity	37,163	2012	July, 2021	13.7
30	Parity	37,152	2012	September, 2021	13.8
31	Acuity	37,149	2011	July, 2021	14.0
32	Equity	37,071	2013	October, 2021	14.9
33	Discovery	37,019	2012	July, 2021	13.9
34	Taibo	35,112	2011	September, 2021	10.2
35	Bernis	34,627	2011	July, 2021	13.3
36	Manzanillo	34,426	2010	July, 2021	11.2
37	Adventure	33,755	2011	June, 2021	10.0
38	Alliance	33,751	2012	July, 2021	10.0
39	Cetus	32,527	2010	October, 2021	12.1
40	Progress	32,400	2011	August, 2021	13.0
41	Miner	32,300	2010	August, 2021	12.5
42	Konstantinos	32,178	2012	September, 2021	11.8
43	Resource	31,776	2010	September, 2021	12.4
				TOTAL	685.0

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2021.
*	We believe that as of December 31, 2021 all our dry-bulk vessels had fair values that exceeded their carrying values.

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

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which is currently 30 years from the date of their initial delivery from the shipyard for containerships and 25 years from the date of their initial delivery for dry bulk vessels, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate ($300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of the Company’s vessels or a decrease in the estimated economic lives assigned to the Company’s vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels. We examine the prospect and the timing of each vessel sale for demolition opportunistically and on a case by case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap.

Revenue Recognition

Revenues generated from time charters are usually paid 15 days in advance. Time charters with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the time charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charters providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable time charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from time charters providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings and into cross-currency swap agreements which convert our Company’s variability of the interest and principal payments of specific borrowings in Euro into USD functional currency cash flows in order to hedge our exposure to fluctuations deriving from Euro. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at redesignation in its assessment of effectiveness of the cash flow hedge.

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

Name	Age	Position
Konstantinos Konstantakopoulos	52	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	53	Chief Financial Officer and Class II Director
Vagn Lehd Møller	75	Class II Director
Charlotte Stratos	67	Class III Director
Konstantinos Zacharatos	49	Class I Director
Anastassios Gabrielides	57	General Counsel and Secretary

The term of our Class III directors expires in 2022, the term of our Class I director expires in 2023 and the term of our Class II directors expires in 2024.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our head manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. Mr. Konstantakopoulos indirectly owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served as a member of the board of directors (2011-2015) and chairman (2012-2015) of Scan Global Logistics A/S, a Danish based internal logistics company. He has also served as member of the board of directors and chairman of ZITON A/S (2012-2021) and Jack-up InvestCo 2 A/S (2012-2021) and as a member of the board of directors of Jack-up InvestCo 3 Plc. (2012-20121), all being companies investing in jack-up vessels chartered to off-shore windmill companies. Mr. Møller currently serves as chairman of the boards of Navadan A/S (since 2011), a Danish company supplying tank cleaning systems and products and of The Survey Association A/S (since 2015), a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2017, Ms. Stratos also served as an independent director for Hellenic Carriers Ltd. and of the Gyroscopic Fund. Ms. Stratos currently serves as an independent director of the of Okeanis Eco Tankers Corp. a tanker owning company.

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

Anastassios Gabrielides is our General Counsel and Secretary. Mr. Gabrielides has served as a director and secretary of Costamare Services since May 2013. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek Financial Intelligence Unit. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

B. Compensation of Directors and Senior Management

Our independent non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of- pocket expenses. Our non-independent directors do not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our chief operating officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our chief executive officer, our chief financial officer and our general counsel and secretary are employed and are compensated for their services by Costamare Shipping and / or Costamare Services.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non- independent directors and a combined corporate governance, nominating and compensation committee with one non- independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our chief operating officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our chief executive officer, our chief financial officer and our general counsel and secretary are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. As of December 31, 2021, Costamare Shipping and Costamare Services employed approximately 120 people in total, all of whom were shore-based. As of December 31, 2021, approximately 2,750 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of March 18, 2022 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 18, 2022 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 124,260,043 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock, 3,986,542 Series D Preferred Stock and 4,574,100 Series E Preferred Stock outstanding as of March 18, 2022. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
Identity of Person or Group	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	28,172,743	22.7%
Gregory Zikos	*
Konstantinos Zacharatos(2)	*
Vagn Lehd Møller	*
Charlotte Stratos	—
Anastassios Gabrielides(3)	*
All officers and directors as a group (six persons)	28,792,848	23.2%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	21,449,984	17.3%
Christos Konstantakopoulos(5)	20,601,588	16.6%

(1)
Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 12,470,456 shares of common stock directly and 15,402,287 shares of common stock indirectly through entities he controls and his immediate family owns 300,000 shares of common stock. He also holds 12,800 shares of Series B Preferred Stock, 24,749 shares of Series C Preferred Stock, 63,428 shares of Series D Preferred Stock and 320,000 shares of Series E Preferred Stock through an entity he controls, 0.6%, 0.6%, 1.6% and 7.0%, respectively, of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.
(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock.
(4)
Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 9,789,718 shares of common stock directly and 10,880,266 shares of common stock indirectly through entities he controls and his immediate family owns 780,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock.

(5)
Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,274,356 shares of common stock directly and 9,327,232 shares of common stock indirectly through an entity he controls.

*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 18, 2022, we had approximately 26,513 beneficial owners of our common stock.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships and dry bulk vessels is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning entity and the relevant manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% controlled by our chairman and chief executive officer, provides brokerage services to our containership vessels.

Management and Services Agreements

On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services. On January 17, 2020, we amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers On June 28, 2021 we amended and restated the Framework Agreement and our vessel-owning subsidiaries amended the Services Agreement to allow Costamare Shipping and Costamare Services respectively to provide services in relation to other types of vessels (including dry bulk vessels), in addition to container vessels.

Costamare Shipping is the head manager for our containerships and dry bulk vessels, and provides us with commercial, technical and other management services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of March 18, 2022, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other third party managers, provides our fleet of containerships and dry bulk vessels with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant third party manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Our managers and third-party managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services, as well as any third party managers, including V.Ships Greece, V.Ships Shanghai, Vinnen, HanseContor, BSM or FML. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Compensation of Our Manager and Services Provider

Costamare Shipping provides us with commercial, technical and other management services including technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services in respect of our vessels. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.

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

Costamare Shipping received in 2021 and 2020 a fee of $956 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2021 and 2020, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2021 and 2020 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2022. During the year ended December 31, 2021 and December 31, 2020, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $2.8 million and $3.6 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2021 and December 31, 2020, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2021, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for three more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12- month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that during the term of the Framework Agreement, and Costamare Services has agreed that during the term of the Services Agreement, they will not provide similar services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed and to entities affiliated with our chairman and chief executive officer, without our prior written approval, which we may provide under certain circumstances. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.

Costamare Shipping provides management services in respect of one containership and one dry bulk vessel privately owned by our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of two container vessels partly privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

V.Ships Greece, V.Ships Shanghai, HanseContor, Blue Net, Blue Net Asia, BSM and FML provide and actively seek to provide services to third parties, while Vinnen provides services to container vessels related to their owners.

Restrictive Covenant Agreements

On July 1, 2021, the restrictive covenant agreement we had entered into with Konstantinos Konstantakopoulos was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector under substantially the same terms as the existing agreement restricting his activities in the containership sector. Under the restrictive covenant agreements entered into with us, during the period of Konstantinos Konstantakopoulos’s and Konstantinos Zacharatos’s employment or service with us and for six months thereafter, each has agreed to restrictions on his ownership of any containerships and, in the case of Konstantinos Konstantakopoulos, dry bulk vessels (the relevant vessels, the “covered vessels”) and on the acquisition of any shareholding in a business involved in the ownership of covered vessels (such activities are referred to here as “the restricted activities”), subject to the exceptions described below.

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

As noted above, Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including: (1) the acquisition of a covered vessel or an acquisition or investment in a covered vessel business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes covered vessels. Under this second type of permitted acquisition, we must be given the opportunity to buy the covered vessel or covered vessel businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our vessels and a covered vessel majority-owned by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of March 18, 2022, with respect to one containership and one dry bulk vessel owned by Konstantinos Konstantakopoulos, but does not apply with respect to seven containerships and four dry bulk vessels where Konstantinos Konstantakopoulos holds a minority interest, one containership where Konstantinos Zacharatos holds a minority interest, and one containership where Konstantinos Konstantakopoulos holds a 50% interest.

As of March 18, 2022, Konstantinos Konstantakopoulos, alone or in one instance with Konstantinos Zacharatos, had an ownership interest in eight containerships and five dry bulk vessels pursuant to waivers to or otherwise in compliance with the respective restrictive covenant agreement. We cannot rule out the possibility that additional such waivers will be granted by our Board of Directors in future periods.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of approximately 69 million shares entitled to these registration rights.

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010 as amended and restated on March 14, 2022, during the term of the Framework Agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection, among others, with the operation of our containership and dry bulk vessel businesses. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

Longshaw Share Purchase Agreement

On June 14, 2021, we entered into a stock purchase agreement with Longshaw, a related party entity controlled by Konstantinos Konstantakopoulos, our chairman and chief executive officer, for the acquisition of all of Longshaw’s equity interests in 16 entities that had each acquired or had agreed to acquire a dry bulk vessel. We acquired said equity interests at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. The aggregate purchase price of the transaction was $54.5 million.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until March 18, 2022, members of the Konstantakopoulos family have reinvested in full or in part their cash dividends, receiving an aggregate of 16.4 million shares.

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

Other Transactions

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, owns one containership vessel (which is comparable to two of our vessels) and holds a passive interest in certain companies that own seven containerships comparable to 37 of our vessels (including two vessels acquired under the Framework Deed). Mr. Konstantakopoulos also owns one dry bulk vessel (which is comparable to 16 of our vessels) and holds a minority interest, together with members of his family and third parties, in a business involved in the ownership of four dry bulk vessels (which are comparable to 22 of our vessels). Mr. Konstantakopoulos may acquire additional vessels.

Konstantinos Zacharatos holds a passive minority interest in one company that owns a containership comparable to four of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels.

Other than the containership and dry bulk vessel owned by Konstantinos Konstantakopoulos, which have to give priority chartering to the Company’s vessels, these vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies established the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-operation Agreement anticipated that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group. The Co-operation was terminated on October 16, 2020, whereupon V.Ships Greece remained as manager of the Company’s containerships previously managed under the Cell. Additionally, at that time it was decided that V.Ships Greece would gradually take the management of the Company’s containerships previously managed by Shanghai Costamare, and that it would appoint V.Ships Shanghai as sub-manager of these containerships. The actual transfer of the management of the 15 out of the 16 vessels that were previously managed by Shanghai Costamare was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships Shanghai.

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed itself, will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein. As part of the Framework Deed, we hold a minority stake in the Joint Venture vessels. Four of our containerships have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or together with V.Ships Greece directly or, upon being directed to do so, through V.Ships Shanghai. During the year ended December 31, 2021, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $2.8 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our containerships and to the containerships acquired pursuant to the Framework Deed, as well as to other third party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. Blue Net provided until August 2021 chartering brokerage services in exchange for a fee to the vessels belonging to a chartering pool which included one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company indirectly 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

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

We paid dividends to holders of our Preferred Stock as per the table below:

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
October 15, 2013	$0.365400	-	-	-
January 15, 2014	$0.476563	-	-	-
April 15, 2014	$0.476563	$0.495833	-	-
July 15, 2014	$0.476563	$0.531250	-	-
October 15, 2014	$0.476563	$0.531250	-	-
January 15, 2015	$0.476563	$0.531250	-	-
April 15, 2015	$0.476563	$0.531250	-	-
July 15, 2015	$0.476563	$0.531250	$0.376736	-
October 15, 2015	$0.476563	$0.531250	$0.546875	-
January 15, 2016	$0.476563	$0.531250	$0.546875	-
April 15, 2016	$0.476563	$0.531250	$0.546875	-
July 15, 2016	$0.476563	$0.531250	$0.546875	-
October 17, 2016	$0.476563	$0.531250	$0.546875	-
January 17, 2017	$0.476563	$0.531250	$0.546875	-
April 17, 2017	$0.476563	$0.531250	$0.546875	-
July 17, 2017	$0.476563	$0.531250	$0.546875	-
October 16, 2017	$0.476563	$0.531250	$0.546875	-
January 16, 2018	$0.476563	$0.531250	$0.546875	-
April 16, 2018	$0.476563	$0.531250	$0.546875	$0.462240
July 16, 2018	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2018	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
January 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688

Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, February 5, 2021 and May 6, 2021, and $0.115 per share on August 5, 2021, November 5, 2021 and February 7, 2022.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 5, 2021, May 6, 2021, August 5, 2021, November 5, 2021, and February 7, 2022, we issued 362,866 shares, 275,457 shares, 322,274 shares, 265,469 shares and 274,939 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates.

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

Set out below is a table showing the dividends and distributions paid in 2017, 2018, 2019, 2020 and 2021.

	Year Ended December 31,
	2017	2018	2019	2020	2021	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$16.7	$20.9	$27.4	$34.3	$40.2	$139.5
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	22.8	23.1	18.5	13.8	12.6	90.8
Preferred Stock dividends paid	21.1	28.3	31.3	31.2	31.1	143.0
Total	$60.6	$72.3	$77.2	$79.3	$83.9	$373.3

B. Significant Changes

See “Item 18. Financial Statements—Note 22. Subsequent Events” below.

ITEM 9.	THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2021, 123,985,104 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2021: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and 4,574,100 are outstanding. All of our shares of stock are in registered form.

Please see Note 15 to our consolidated financial statements included elsewhere in this annual report for a discussion of the recent history of our share capital.

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

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one- thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

(a)
Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on July 1, 2021 between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(b)
Stockholder Rights Agreement dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(c)
Trademark License Agreement dated November 3, 2010 as amended and restated on March 14, 2022 between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

(d)
Restrictive Covenant Agreement dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(e)
Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Framework Deed”.

(f)
Services Agreement dated November 2, 2015, as amended and restated on June 28, 2021, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(g)
Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(h)
Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG., please see “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.

(i)
Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, and as further amended and restated on June 28, 2021, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(j)
Longshaw Agreement dated June 14, 2021, by and between Costamare Inc. and Longshaw Maritime Investments S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Longshaw Share Purchase Agreement”.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, Marshall Islands’ court cases interpreting the BCA. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

•     Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, and unless it is the annual meeting, indicates that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.

•     Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally, sent by mail or by electronic transmission not less than 15 nor more than 60 days before the date of the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholder’s Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing, sets forth the action so taken and is signed by all the shareholders entitled to vote or if the articles of incorporation so provide, by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
With limited exceptions, shareholders may act by written consent to elect directors.

Any person authorized to vote may authorize another person to act for him or her by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands	Delaware

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by the vote of the majority of holders of outstanding shares entitled to vote at a shareholder meeting.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board pursuant to the bylaws.
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Marshall Islands	Delaware

Removal:	Removal:

• Any or all of the directors may be removed for cause by vote of the shareholders.	– Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

• If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenter’s Rights of Appraisal

With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

• alters or abolishes any preferential right of any outstanding shares having preference;

• creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;

• alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Marshall Islands	Delaware

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands

Reasonable expenses, including attorneys’ fees, may be awarded if the action is success

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”; provided that:

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

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to- market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock or Preferred Stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock or Preferred Stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock or Preferred Stock. Under these special rules:

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

I. Subsidiary Information

Following the acquisition of the equity interest of York in relevant joint venture vessels, we do not have any indebtedness outstanding at Joint Venture entities.

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

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR or any successor reference rate. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2021 by approximately $8.0 million based upon our debt level during 2021.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2022	(9.8)
2023	(8.0)
2024	(6.5)
2025	(4.7)
2026	(2.1)

Derivative Financial Instruments

According to our long-term strategic plan to maintain stability in our interest rate exposure, we have decided to minimize our exposure to floating interest rates by entering into interest rate swap agreements. To this effect, we have entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure. We have not held or issued derivative financial instruments for trading or other speculative purposes. Furthermore, we enter into cross currency swap agreements and foreign currency exchange agreements to manage our exposure to fluctuations of foreign currencies risks.

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

As of December 31, 2020 and 2021, we had interest rate swap agreements with an outstanding notional amount of $257.3 million and $446.8 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2020 and 2021, amounted to a liability of $7.1 million and a liability of $0.7 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and March 2031.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2020 and 2021, we did not hold any interest rate swaps that did not qualify for hedge accounting.

(c) Cross currency swap agreements that meet the criteria for hedge accounting: We have entered into two cross-currency swap agreements, which converted our variability of the interest and principal payments in Euro into USD functional currency cash flows with specific borrowings, in order to hedge our exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging instruments for accounting purposes. As of December 31, 2021, we had two cross-currency swap agreements with a total outstanding notional amount of $122.4 million. The fair value of these cross-currency swap agreements outstanding at December 31, 2021 amounted to a liability of $10.2 million. Both mature in November 2025.

(d) Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2021, approximately 17% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2021, the Company was engaged in six Euro/U.S. dollar contracts totaling $15.0 million at an average forward rate of Euro/U.S. dollar 1.1668, expiring in monthly intervals up to June 2022. As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar contracts totaling $16.0 million at an average forward rate of Euro/U.S. dollar 1.1962 expiring in monthly intervals up to August 2021. As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million at an average forward rate of Euro/U.S. dollar 1.1037 expiring in monthly intervals up to March 2020.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

In making its assessment of our internal control over financial reporting as of December 31, 2021, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2021, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021, which is incorporated by reference into Item 15.C. below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2021.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020 and 2021.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2021 and 2020 and breaks down these amounts by the category of service.

	2021	2020
Audit fees	€527,000	€495,000
Audit-related fees	€329,000	€—
Tax fees	€8,906	€10,017
All other fees	€—	€40,000
Total fees	€864,906	€545,017

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2021 and 2020 and for the review of the quarterly financial information.

Audit-Related Fees

Audit-related fees represent compensation for professional services rendered that are reasonably related to the performance of the audit or review of financial statements and are not included in “Audit Fees.”

Tax fees

The full amount of tax fees in 2020 and 2021 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2020 and December 31, 2021.

All other fees

All other fees in 2020 and 2021 amounted to €40,000 and €0, respectively, and relate to permissible non-audit services. All other fees are approved by the Audit Committee.

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

On November 30, 2021, the Board of Directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time.

The Company has not acquired any common or preferred shares under the share repurchase program.

Set forth below are the common shares purchased or received in 2021 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2021
February 2021	332,582(1)
March 2021	74,800(2)
April 2021
May 2021	252,716(1)
June 2021	74,800(2)
July 2021
August 2021	294,148(1)
September 2021	74,800(2)
	300,000	16.31
October 2021
November 2021	240,576(1)
December 2021	74,800(2)
Total	1,719,222

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.
(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-45 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

2.1	Description of Securities

4.1	Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on July 1, 2021 between Costamare Inc. and Konstantinos Konstantakopoulos(5)

4.2	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.3	Trademark License Agreement dated November 3, 2010, as amended and restated on March14, 2022, between Costamare Inc. and Costamare Shipping Company S.A.

4.4	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.5	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.6
Services Agreement dated November 2, 2015, as amended and restated on June 28, 2021 by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(6)

4.7	Amended and Restated Registration Rights Agreement dated as of November 27, 2015 between Costamare Inc. and the Stockholders named therein(3)

4.8	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(4)

4.9
Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, and as further amended and restated on June 28, 2021 by and between Costamare Inc. and Costamare Shipping Company S.A.(5)

4.10	Longshaw Agreement dated June 14, 2021, by and between Costamare Inc. and Longshaw Maritime Investments S.A.*

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

(5)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on August 10, 2021 and hereby incorporated by reference to such Form 6-K.
(6)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on August 24, 2021 and hereby incorporated by reference to such Form 6-K.
*
Certain portions of this exhibit have been redacted pursuant to Instruction 4(a) as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC or its Staff upon request.

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

Dated: March 28, 2022

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2022 expressed an unqualified opinion thereon.

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

Impairment of vessels (including right-of-use assets)

Description of the Matter
At December 31, 2021, the carrying value of the Company’s vessels (including right-of-use assets) was $3,841,495 thousand. As discussed in Notes 2 and 7 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment. As part of the assessment performed, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value to conclude whether indicators of impairment exist. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about the shipping market through the end of the useful lives of the vessels which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over management’s recoverability assessment, including the review over the determination of future charter rates for non-contracted revenue days.

We evaluated management’s impairment methodology for each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future charter rates used by management for non-contracted revenue days to historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We assessed the adequacy of the Company’s disclosures in Notes 2 and 7 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece
March 28, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 28, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 28, 2022

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	December 31, 2020	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$143,922	$276,002
Restricted cash (Note 2(e))	4,998	8,856
Accounts receivable, net (Note 3)	8,249	20,978
Inventories (Note 6)	10,455	21,365
Due from related parties (Note 3)	1,623	-
Fair value of derivatives (Notes 19 and 20)	460	-
Insurance claims receivable	883	3,970
Time charter assumed (Note 13)	191	198
Accrued charter revenue (Note 13)	-	7,361
Prepayments and other assets	8,853	8,595
Vessels held for sale (Note 7)	12,416	78,799
Total current assets	192,050	426,124
FIXED ASSETS, NET:
Right-of-use assets (Note 12)	199,098	191,303
Vessels and advances, net (Note 7)	2,450,510	3,650,192
Total fixed assets, net	2,649,608	3,841,495
OTHER NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 10)	78,227	19,872
Accounts receivable, net, non-current (Note 3)	3,896	5,076
Deferred charges, net (Note 8)	27,682	31,859
Restricted cash, non-current (Note 2(e))	42,976	68,670
Time charter assumed, non-current (Note 13)	839	667
Accrued charter revenue, non-current (Note 13)	-	8,183
Fair value of derivatives, non-current (Notes 19 and 20)	-	3,429
Debt securities, held to maturity (Net of allowance for credit losses of $569 as of December 31, 2020) (Note 5)	6,813	-
Other non-current assets (Note 5)	8,425	1,666
Total assets	$3,010,516	$4,407,041
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$147,137	$272,365
Accounts payable	7,582	18,865
Due to related parties (Note 3)	432	1,694
Finance lease liabilities, net (Note 12)	16,495	16,676
Accrued liabilities	17,621	27,304
Unearned revenue (Note 13)	11,893	23,830
Fair value of derivatives (Notes 19 and 20)	3,440	6,876
Other current liabilities	2,374	2,417
Total current liabilities	206,974	370,027
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	1,305,076	2,169,718
Finance lease liabilities, net of current portion (Note 12)	116,366	99,689
Fair value of derivatives, non-current portion (Notes 19 and 20)	3,653	7,841
Unearned revenue, net of current portion (Note 13)	29,627	33,867
Total non-current liabilities	1,454,722	2,311,115
COMMITMENTS AND CONTINGENCIES (Note 14)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	-	-
Common stock (Note 15)	12	12
Additional paid-in capital (Note 15)	1,366,486	1,386,636
Retained earnings / (Accumulated deficit)	(9,721)	341,482
Accumulated other comprehensive loss (Notes 19 and 21)	(7,957)	(2,231)
Total stockholders’ equity	1,348,820	1,725,899
Total liabilities and stockholders’ equity	$3,010,516	$4,407,041

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Operations

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2019	2020	2021
REVENUES:
Voyage revenue	$478,109	$460,319	$793,639
EXPENSES:
Voyage expenses	(5,291)	(7,372)	(13,311)
Voyage expenses-related parties (Note 3)	(5,282)	(6,516)	(11,089)
Vessels’ operating expenses	(116,101)	(117,054)	(179,981)
General and administrative expenses	(3,051)	(4,103)	(6,872)
General and administrative expenses – related parties (Note 3)	(6,379)	(6,912)	(9,947)
Management fees-related parties (Note 3)	(21,319)	(21,616)	(29,621)
Amortization of dry-docking and special survey costs (Note 8)	(8,948)	(9,056)	(10,433)
Depreciation (Notes 7, 12 and 21)	(113,462)	(108,700)	(136,958)
Gain / (loss) on sale of vessels, net (Note 7)	(19,589)	(79,120)	45,894
Loss on vessels held for sale (Note 7)	(2,495)	(7,665)	-
Vessels impairment loss (Notes 7 and 8)	(3,042)	(31,577)	-
Foreign exchange gains / (losses)	(27)	(300)	29
Operating income	173,123	60,328	441,350
OTHER INCOME / (EXPENSES):
Interest income	3,349	1,827	1,587
Interest and finance costs (Note 17)	(89,007)	(68,702)	(86,047)
Swaps breakage cost, net (Note 19)	(16)	(6)	-
Income from equity method investments (Note 10)	11,369	16,195	12,859
Gain on sale of equity securities (Note 5)	-	-	60,161
Dividend income (Note 5)	-	-	1,833
Other, net	784	1,181	4,624
Loss on derivative instruments, net (Note 19)	(603)	(1,946)	(1,246)
Total other expenses, net	(74,124)	(51,451)	(6,229)
Net Income	$98,999	$8,877	$435,121
Earnings allocated to Preferred Stock (Note 16)	(31,269)	(31,082)	(31,068)
Gain on retirement of Preferred Stock (Note 16)	-	619	-
Net income / (loss) available to Common Stockholders	67,730	(21,586)	404,053
Earnings / (losses) per common share, basic and diluted (Note 16)	$0.59	$(0.18)	$3.28
Weighted average number of shares, basic and diluted (Note 16)	115,747,452	120,696,130	123,070,730

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2019	2020	2021
Net income for the year	$98,999	$8,877	$435,121
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 19 and 21)	(5,816)	(6,806)	6,799
Effective portion of changes in fair value of cash flow hedges (Notes 19 and 21)	-	-	(1,136)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 21)	63	63	63
Other comprehensive income / (loss) for the year	$(5,753)	$(6,743)	$5,726
Total comprehensive income for the year	$93,246	$2,134	$440,847

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, January 1, 2019	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	98,999	98,999
- Issuance of common stock (Notes 3 and 15)	-	-	-	-	-	-	-	-	6,668,466	1	37,512	-	-	37,513
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(45,887)	(45,887)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(31,268)	(31,268)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(5,753)	-	(5,753)
BALANCE, December 31, 2019	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	8,877	8,877
- Adoption of new accounting policy (Note 5)	-	-	-	-	-	-	-	-	-	-	-	-	(543)	(543)
- Issuance of common stock (Notes 3 and 15)	-	-	-	-	-	-	-	-	3,027,942	-	17,437	-	-	17,437
-Retirement of Preferred Stock (Note 15)	(25,900)	-	(13,458)	-	(26,865)	-	(29,351)	-	-	-	(2,303)	-	619	(1,684)
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(48,127)	(48,127)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(31,125)	(31,125)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(6,743)	-	(6,743)
BALANCE, December 31, 2020	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	122,160,638	$12	$1,366,486	$(7,957)	$(9,721)	$1,348,820
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	435,121	435,121
- Issuance of common stock (Notes 3 and 15)	-	-	-	-	-	-	-	-	1,824,466	-	20,064	-	-	20,064
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(52,850)	(52,850)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)
-Gain from common control transaction (Note 3)	-	-	-	-	-	-	-	-	-	-	86	-	-	86
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,726	-	5,726
BALANCE, December 31, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	123,985,104	$12	$1,386,636	$(2,231)	$341,482	$1,725,899

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2019	2020	2021
Cash Flows From Operating Activities:
Net income:	$98,999	$8,877	$435,121
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	113,462	108,700	136,958
Credit loss provision	-	26	(324)
Amortization of debt discount	(851)	(933)	(1,280)
Amortization and write-off of financing costs	4,491	3,645	6,704
Amortization of deferred dry-docking and special survey costs	8,948	9,056	10,433
Amortization of assumed time charter	191	192	(424)
Equity based payments	3,879	3,655	7,414
Gain on sale of equity securities	-	-	(60,161)
Loss on derivative instruments, net	651	1,759	1,246
(Gain) / Loss on sale of vessels, net	19,589	79,120	(45,894)
Loss on vessels held for sale	2,495	7,665	-
Vessels impairment loss	3,042	31,577	-
Income from equity method investments	(11,369)	(16,195)	(12,859)
Changes in operating assets and liabilities:
Accounts receivable	7,417	3,852	(12,828)
Due from related parties	(2,895)	5,953	3,549
Inventories	474	91	(9,917)
Insurance claims receivable	(2,538)	(1,504)	(4,102)
Prepayments and other	(2,072)	(853)	3,133
Accounts payable	(2,371)	1,367	9,639
Due to related parties	277	(41)	1,261
Accrued liabilities	4,133	3,619	11,892
Unearned revenue	811	1,950	11,347
Other current liabilities	(280)	284	(599)
Dividend from equity method investees	6,295	16,653	6,370
Dry-dockings	(6,280)	(15,481)	(18,882)
Accrued charter revenue	3,893	21,250	(11,303)
Net Cash provided by Operating Activities	250,391	274,284	466,494
Cash Flows From Investing Activities:
Equity method investments	(55)	-	-
Return of capital from equity method investments	24,530	32,996	8,820
Debt securities capital redemption	-	-	8,183
Proceeds from the settlement of insurance claims	7,407	2,228	1,035
Proceeds from sale of equity securities	-	-	63,963
Vessel acquisition and advances/Additions to vessel cost	(61,975)	(101,917)	(992,093)
Proceeds from the sale of vessels, net	21,235	30,296	122,636
Net Cash used in Investing Activities	(8,858)	(36,397)	(787,456)
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	448,000	285,903	1,225,397
Repayment of long-term debt and finance leases	(597,607)	(451,038)	(655,400)
Payment of financing costs	(3,891)	(7,478)	(16,140)
Swap termination	-	(2,095)	-
Retirement of preferred stock	-	(1,684)	-
Dividends paid	(58,655)	(65,470)	(71,263)
Net Cash provided by / (used in) Financing Activities	(212,153)	(241,862)	482,594
Net increase / (decrease) in cash, cash equivalents and restricted cash	29,380	(3,975)	161,632
Cash, cash equivalents and restricted cash at beginning of the year	166,491	195,871	191,896
Cash, cash equivalents and restricted cash at end of the year	$195,871	$191,896	$353,528
Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$83,152	$63,725	$71,813
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$18,503	$13,783	$12,655

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During the years ended December 31, 2019, 2020 and 2021, the Company issued 598,400 shares for each year to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 15). As of December 31, 2021, under the Plan, the Company has issued to its common stockholders 16,613,289 shares, in aggregate. As of December 31, 2021, the aggregate issued share capital was 123,985,104 common shares. At December 31, 2021, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.5% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iv) on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2021, the Company owned and/or operated a fleet of 72 container vessels with a total carrying capacity of approximately 543,645 twenty-foot equivalent units (“TEU”) and 43 dry bulk vessels with a total carrying capacity of approximately 2,320,750 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. As of December 31, 2020, the Company owned and/or operated a fleet of 61 container vessels with a total carrying capacity of approximately 435,612 TEU. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters and since June 14, 2021 (Note 3(d)) expanded its activities into the dry bulk sector. During the year ended December 31, 2021, the Company entered into agreements to purchase 45 secondhand dry bulk vessels, of which 43 dry bulk vessels with an aggregate carrying capacity of approximately 2,320,750 DWT were delivered to the Company and subsequently chartered to international operators (Notes 3(d) and 7).

At December 31, 2021, Costamare had 140 wholly-owned subsidiaries incorporated in the Republic of Liberia, 12 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus.

The continued outbreak of the COVID-19 virus has had a negative effect on the global economy and initially adversely impacted the international container shipping industry. From the onset of the outbreak through most of the second quarter of 2020, time charter rates for container vessels decreased significantly. However, since June 2020, time charter rates across all sizes of container vessels have improved significantly due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the COVID-19 pandemic. Similarly, the economic environment of the dry bulk shipping industry has improved over the course of the last year in part due to an increase in the demand for commodities. The Company will continue to monitor the development of the COVID-19 pandemic and evaluate any potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates on the situation, including any changes to future estimates and assumptions, if market circumstances warrant them.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2020 and 2021 no such interest existed.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

	For the years ended December 31,
	2019	2020	2021
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$148,928	$143,922	$276,002
Restricted cash – current portion	6,912	4,998	8,856
Restricted cash – non-current portion	40,031	42,976	68,670
Total cash, cash equivalents and restricted cash	$195,871	$191,896	$353,528

(f) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Operating lease receivables under ASC 842 are not in scope of ASC 326. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2020 and 2021, was nil.

(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.

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

Management estimates the useful life of the Company’s container and dry bulk vessels to be 30 and 25 years, respectively, from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton for both container and dry bulk vessels. Secondhand container and dry bulk vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

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

As part of the identification of impairment indicators and Step 1 of impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

Container vessels: The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels. The Company defines outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Dry bulk vessels: The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten- year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. The Company believes the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2021 resulted in no impairment loss being recorded. As of December 31, 2019 and 2020, the Company concluded that $3,042 and $31,577, respectively, of impairment loss should be recorded.

(l) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet. As of December 31, 2021 and 2020, four container vessels and one container vessel were classified as Held for sale, respectively.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

(o) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ and investees’ financial condition and receiving charter hires in advance, and therefore generally does not require collateral for its accounts receivable.

(p) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842 or ASC 840 under transition accounting. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Revenues for 2019, 2020 and 2021 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2019	2020	2021
A	22%	21%	16%
B	24%	20%	20%
C	10%	11%	12%
D	38%	29%	12%
E	3%	10%	9%
Total	97%	91%	69%

(q) Derivative Financial Instruments: The Company enters into interest rate swap contracts and cross-currency swap agreements to manage its exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

The Company also enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts as hedge accounting instruments.

(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2021. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stockholders that accrue for the period and the gain on retirement of preferred stock which was recognized during the year ended December 31, 2021 (Note 16).

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

(t) Segment Reporting: The Company determined that currently it operates under two reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels, and (2) a dry bulk vessels segment, as a provider of dry bulk commodities transportation services by chartering its dry bulk vessels. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

(u) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(v) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence, as defined by ASC 323, over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(w) Right-of-Use Asset - Finance Leases: The Financial Accounting Standards Board (“FASB”) ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

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

A lessee initially measures the finance right-of-use asset at cost which consists of: the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset (estimated at 30 years). Transition accounting for the adoption of ASC 842 is described below in “New Accounting Pronouncements – Adopted”.

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

(x) Investments in Equity and Debt Securities:

Beginning January 1, 2018, the adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” requires equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with changes in the fair value recognized through net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value (“NAV”) per share (or its equivalent) of the investment, entities may choose to measure those investments at cost, less any impairment. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” and calculated the estimated credit loss provision by using the Probability of Default and the Loss Given Default parameters (Note 5). During the year ended December 31, 2021, the Company redeemed / sold the entirety of its investments in debt and equity securities and as such there were no outstanding amounts as of the year-end date.

(y) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3 and 15(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of operations.

(z) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity's ability to continue as a going concern. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(aa) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue from Contracts with Customers, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of December 31, 2021, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015 as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. The Company amended and restated the Framework Agreement in 2020 to allow Costamare Shipping to retain certain relevant payouts from insurance providers and in 2021 to allow Costamare Shipping to provide services in relation to other types of vessels (including dry bulk vessels), in addition to container vessels. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015, as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company. Effective July 1, 2019, the Services Agreement has been amended to increase the fees paid by each vessel-owning subsidiary of the Company to 1.10% from 0.60% of the charter hire and other income earned by each vessel-owning subsidiary.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $0.956 ($0.478 for any vessel subject to a bareboat charter) prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $625 plus the value of 149,600 shares which Costamare Services may elect to receive in kind (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

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

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell provided management services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the relevant vessel-owning subsidiary, for a daily management fee. The Cell also provided ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. The net profits earned during the year ended December 31, 2019, amounted to $350 and are included as a reduction in Management fees-related parties in the accompanying 2019 consolidated statement of operations. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece continues to provide the same management services to the Company’s vessels (as well as to vessels acquired under the Framework Deed and to third party vessels). As at December 31, 2021, V.Ships Greece provided services to 64 Costamare vessels, of which 15 were subcontracted for certain management services to V.Ships (Shanghai) Limited.

Management fees charged by Costamare Shipping in the years ended December 31, 2019, 2020 and 2021, amounted to $21,669, $21,442 and $29,621, respectively, and are included Management fees-related parties in the accompanying consolidated statements of operations. In addition, Costamare Shipping and Costamare Services charged (i) $9,756 for the year ended December 31, 2021 ($5,739 and $4,864 for the years ended December 31, 2020 and 2019, respectively), representing a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of operations, (ii) $2,500, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the year ended December 31, 2021 ($2,500 for the years ended December 31, 2020 and 2019) and (iii) $7,414, representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of operations for the year ended December 31, 2021 ($3,655 and $3,879 for the year ended December 31, 2020 and 2019, respectively). Furthermore, in accordance with the management agreements with V.Ships Greece and the other third-party managers, V.Ships Greece and the other third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2020, such amount was $3,075 in aggregate, of which $3,000 is included in Accounts receivable, net, non-current and $75 in Accounts receivable, net in the accompanying 2020 consolidated balance sheet. As at December 31, 2021, it was $5,525 in aggregate, of which $5,075 is included in Accounts receivable, net, non-current and $450 in Accounts receivable, net in the accompanying 2021 consolidated balance sheet.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the years ended December 31, 2019, 2020 and 2021, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $3,821, $3,611 and $2,752, respectively, for services provided in accordance with the respective management agreements. The balance due from Costamare Shipping at December 31, 2020 amounted to $1,623 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due to Costamare Shipping as at December 31, 2021 amounted to $743 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at December 31, 2020 and 2021, amounted to $432 and $951, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare, a company incorporated in the People’s Republic of China, controlled by the Company’s Chairman and Chief Executive Officer, provided certain vessel-owning subsidiaries with management services. Shanghai Costamare was not part of the consolidated group of the Company. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the owners of the 16 Company’s containerships that were managed by Shanghai Costamare on that date entered into ship managements agreements with V.Ships Greece, which subcontracted certain management services to V.Ships (Shanghai) Limited. The actual transfer of the management of 15 vessels was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships (Shanghai) Limited. There was no balance due from/to Shanghai Costamare at both December 31, 2020 and 2021.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2020 and 2021, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2020 and 2021 (€1,181 for the year ended December 31, 2019). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in lieu of the annual fee in connection with charters arranged by it. During the years ended December 31, 2019, 2020 and 2021, BNC charged the ship-owning companies $418, $378 and $467, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of operations. BNC also provided chartering services to a revenue sharing pool (until August 31, 2021), which included one of the Company’s container vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the years ended December 31, 2019, 2020 and 2021, BNA charged the ship-owning companies nil, $399 and $866, which are included in Voyage expenses – related parties in the accompanying consolidated statements of operations.

(d) Longshaw Maritime Investments S.A. (“Longshaw”): On June 14, 2021, the Company entered into a Share Purchase Agreement (the “Longshaw SPA’’) with Longshaw, a related party entity controlled by the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, for the acquisition of all of its equity interest in 16 companies, which had acquired or had agreed to acquire dry bulk vessels. The aggregate purchase price, which was paid by the Company on September 9, 2021, for the acquisition of these 16 companies was $54,491, in exchange for the net assets of the acquired companies that amounted to $54,578. During the year ended December 31, 2021, all of the dry bulk vessels that were part of the acquisition, Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta (with an aggregate DWT of 932,329) were delivered to the Company. The acquisition has been accounted as a transaction between companies under common control and the excess of the carrying value of the net assets acquired above the purchase price agreed, amounting to $86, was recorded as a capital contribution within additional paid in capital.

(e) LC LAW Stylianou & Associates LLC (“LCLAW”): LCLAW is a law firm 100% owned by Lora Stylianou, who is the non executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company. LCLAW provides legal services to Costamare Participations Plc. During the year ended December 31, 2021, LCLAW charged Costamare Participations Plc $91 in total, of which (i) $33 are included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of operations for the year ended December 31, 2021 ($23 for the year ended December 31, 2020) and (ii) $58 are included in Financing Costs (Note 11.D). There was no balance due from/to LCLAW at both December 31, 2020 and 2021.

(f) Other related parties' transactions: On November 3, 2010, the Company and the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, entered into a Restrictive Covenant Agreement (the "Original RCA"), pursuant to which the activities of Mr. Konstantakopoulos with respect to the container vessel sector, because of his capacity as a director or officer of the Company, were restricted. In July 2021, the Original RCA was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. Segmental Financial Information

Since June 14, 2021 (Note 3(d)), the Company has two reportable segments from which it derives its revenues: (1) container vessels segment and (2) dry bulk vessels segment. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and trading of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and trading of dry bulk vessels.

The tables below present information about the Company’s reportable segments as of December 31, 2021, and for the year then ended. The Company measures segment performance based on net income. Items included in the segment net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of December 31, 2021 and for the year then ended, the Other segment includes gain on sale of equity securities as well as equity method investments’ balances and income. Summarized financial information concerning each of the Company's reportable segments is as follows:

2021
	Container vessels segment	Dry bulk vessels segment	Other	Total
Voyage revenue	$678,292	$115,347	$-	$793,639
Vessels’ operating expenses	(151,452)	(28,529)	-	(179,981)
Depreciation	(125,811)	(11,147)	-	(136,958)
Amortization of dry-docking and special survey costs	(10,346)	(87)	-	(10,433)
Gain / (loss) on sale of vessels, net	45,894	-	-	45,894
Interest income	1,587	-	-	1,587
Interest and finance costs	(81,887)	(4,160)	-	(86,047)
Income from equity method investments	-	-	12,859	12,859
Net Income for the Year	$303,490	$56,814	$74,817	$435,121
Total Assets	$3,672,212	$714,957	$19,872	$4,407,041

5. Current Assets: Investments in Equity securities / Non-current Assets: Debt Securities, Held to Maturity, and Other Non-Current Assets:

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company accounts on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2021, the Company recorded $458 in relation to their unwinding ($933 and $851 for the years ended December 31, 2020 and 2019, respectively), which is included in “Interest income” in the consolidated statements of operations. The Company had classified such debt securities under Debt securities, held to maturity.

During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes.

In March 2021, the Company received $394 capital redemption of the Series 1 Notes. Furthermore, in June 2021, the Company received $7,789 capital redemption on the Series 1 and 2 Notes, in aggregate, and the outstanding balance at the date of the capital redemption of $6,774, net of accumulated provision for Credit losses of $569 calculated as of December 31, 2020, following the provisions of “ASC 326 Financial Instruments — Credit Losses”, was fully settled. As a result of the full redemption of the Series 1 and Series 2 Notes, the Company recorded a gain of $1,015 (including the established provision for Credit losses as of December 31, 2020 of $569), which is included in Other, net, in the accompanying 2021 statement of operations. The Series 1 and Series 2 Notes were carried at amortized cost in the accompanying 2020 consolidated balance sheet (Note 20(c)). These financial instruments were not measured at fair value on a recurring basis.

On January 28, 2021, Zim completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Since then, the Company classified the equity securities of Zim that it owned at Fair Value through Net Income (Level 1 inputs of the fair value hierarchy) as the Company did not have the ability to exercise significant influence on matters at Zim, and there was readily available fair value for these securities. As of December 31, 2020, these shares were carried at cost less impairment in the amount of $3,802, which was included in Other non-current assets in the 2020 consolidated balance sheet. In October and November 2021, the Company sold its 1,221,800 ordinary shares of Zim and recorded a gain of $60,161, which is separately reflected in Gain on sale of equity securities in the accompanying 2021 statement of operations. Furthermore, in September 2021, the Company received a dividend on such shares amounting to $1,833, in the aggregate, which is separately reflected in Dividend income in the accompanying 2021 statement of operations.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	$3,573,751	$(1,141,921)	$2,431,830
Depreciation	-	(101,541)	(101,541)
Vessel acquisitions, advances and other vessels’ costs	275,230	-	275,230
Vessel sales, transfers and other movements	(323,014)	168,005	(155,009)
Balance, December 31, 2020	$3,525,967	$(1,075,457)	$2,450,510
Depreciation	-	(129,406)	(129,406)
Vessel acquisitions, advances and other vessels’ costs	1,467,937	-	1,467,937
Vessel sales, transfers and other movements	(306,008)	167,159	(138,849)
Balance, December 31, 2021	$4,687,896	$(1,037,704)	$3,650,192

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2021, the Company (i) acquired the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno, and Gialova with an aggregate TEU capacity of 49,909, (ii) took delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380 and (iii) took delivery of 43 secondhand dry bulk vessels, 16 of which were part of the Longshaw SPA (Note 3(d)), the Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta, with an aggregate DWT of 932,329 and 27 additional dry bulk vessels that were agreed to be acquired during the year ended December 31, 2021, the Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus (ex. Charm), Curacao, Rose, Bermondi, Titan I, Orion (ex. Soho Trader), Merchia, Damon, Pythias (ex. Belnor), Egyptian Mike and Phoenix (ex. George P.) with an aggregate DWT of 1,388,422.

During the year ended December 31, 2021, the Company agreed to acquire (i) the 2008-built, 4,578 TEU secondhand container vessel CO Kobe (tbr Dyros), which was delivered during the first quarter of 2022 (Note 22(f)) and (ii) two secondhand dry bulk vessels (Belstar (tbr. Oracle) and Universal Bremen (tbr. Libra)) with an aggregate DWT of 114,699 (Notes 14(b) and 22(f)) which were delivered to the Company during the first quarter of 2022.

Furthermore, during the year ended December 31, 2021, the Company purchased from York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) (Notes 9 and 10) the equity interest held by York (in the range from 51% to 75%) in the companies owning the containerships Cape Akritas, Cape Tainaro, Cape Artemisio, Cape Kortia and Cape Sounio, with an aggregate capacity of 55,050 TEU, at an aggregate net consideration price of $88,854 after subtracting term loans of $302,193 (Note 11) assumed at the time of the acquisition. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning companies of the five mentioned container vessels (Note 10). Any favorable or unfavorable lease terms associated with these vessels were recorded as an intangible asset or liability (“Time charter assumed”) at the time of the acquisition. The aggregate Time charter assumed, net, at the time of the acquisitions was a liability of $589, current and non-current portion (Note 13). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the year ended December 31, 2021, the Company ordered from a shipyard eight newbuild container vessels (four vessels each having12,690 TEU and four vessels each having 15,000 TEU), which are expected to be delivered between the third quarter of 2023 and the third quarter of 2024. Upon delivery, they will commence long-term time charters with their charterers (Note 22(k)).

During the year ended December 31, 2020, the Company acquired the 2009-built, 4,258 TEU Virgo (ex. JPO Virgo), the 2007-built, 2,572 TEU Scorpius (ex. JPO Scorpius) and the 2011-built, 4,178 TEU Neokastro and took delivery of the 12,690 TEU newbuilds YM Triumph, YM Truth and YM Totality from the shipyard. Upon their delivery, all three newbuild vessels commenced their 10-year time charters.

On October 2, 2020, the Company agreed to acquire the 2006-built 5,642 TEU Glen Canyon and on December 18, 2020 the Company agreed to acquire two 2004-built, 6,492 TEU containerships, the Aries and Argus.

During the year ended December 31, 2019, the Company prepaid the outstanding balances of Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. finance lease liabilities (Note 12) and acquired back the 2014-built, 9,403 TEU MSC Azov, MSC Ajaccio and MSC Amalfi. At the same year, the Company agreed to acquire four secondhand containerships. During the year ended December 31, 2019, the Company took delivery of three of the aforementioned vessels, the 2010-built, 4,258 TEU Volans and Vulpecula (ex. JPO Vulpecula) and the 2009-built, 4,258 TEU Vela.

During the year ended December 31, 2021, the Company sold the container vessels (i) Halifax Express, which was classified as a Vessel held for sale at December 31, 2020, (ii) Prosper and Venetiko, which were classified as Vessels held for sale at March 31, 2021, (iii) Zim Shanghai and Zim New York, which were classified as Vessels held for sale at June 30, 2021, and recognized an aggregate net gain of $45,894, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying 2021 consolidated statement of operations.

On December 9, 2021, the Company decided to make arrangements to sell the container vessels Sealand Illinois, Sealand Michigan, York and Messini. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. As of December 31, 2021, the amount of $78,799 (including $3,742 transferred from Deferred charges, net), separately reflected in Vessels held for sale in the 2021 consolidated balance sheet, represents the aggregate carrying value of those vessels at the time that each met the held for sale criteria on the basis that, as of that date, each vessel’s fair value less cost to sell exceeded each vessel’s carrying amount. Their fair value was based on the vessel’s independent valuations, net of the estimated cost to sell (Level 2 inputs of the fair value hierarchy). The Company expects that the sale of the four container vessels will be concluded within the next 12-month period (Note 22(i)).

During the year ended December 31, 2020, the Company sold the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express and recognized a net loss of $79,120, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying 2020 consolidated statement of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On December 11, 2020, the Company decided to make arrangements to sell the vessel Halifax Express. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. As of December 31, 2020, the amount of $12,416, separately reflected in Vessels held for sale in the consolidated balance sheet, represents the fair market value of the vessel Halifax Express based on its estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $7,665, was recorded in the year ended December 31, 2020, and is separately reflected as Loss on vessels held for sale in the accompanying 2020 statement of operations. During the year ended December 31, 2020, the Company recorded an impairment loss in relation to five of its vessels in the amount of $31,577 (including $693 transferred from Deferred charges, net). The fair values of the five vessels were determined through Level 2 inputs of the fair value hierarchy (Note 20).

On December 26, 2019 and December 31, 2019, the Company decided to make arrangements to sell the vessels Neapolis and Zagora, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of December 31, 2019, the amount of $4,908, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $2,495, was recorded in the year ended December 31, 2019, and is separately reflected as Loss on vessels held for sale in the accompanying 2019 statement of operations.

During the year ended December 31, 2019, the Company sold the vessels MSC Pylos, Piraeus, Sierra II (ex. MSC Sierra II), Reunion (ex. MSC Reunion) and Namibia II (ex. MSC Namibia II) and recognized an aggregate loss of $19,589, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying 2019 consolidated statement of operations.

During the year ended December 31, 2019, the Company recorded an impairment loss in relation to two of its vessels in the amount of $3,042 (including $1,548 transferred from Deferred charges, net (Note 8)), in the aggregate, and is separately reflected in Vessels impairment loss in the 2019 consolidated statement of operations.

Ninety-five of the Company’s vessels, with a total carrying value of $2,613,642 as of December 31, 2021, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the four vessels under the sale and leaseback transactions described in Note 12, the five newbuild vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the five vessels acquired in 2018 under the Share Purchase Agreement (Notes 10 and 11.B) with York and six unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2020	$21,983
Additions	15,481
Amortization	(9,056)
Write-off and other movements (Note 7)	(726)
Balance, December 31, 2020	$27,682
Additions	18,882
Amortization	(10,433)
Write-off and other movements (Note 7)	(4,272)
Balance, December 31, 2021	$31,859

During the year ended December 31, 2021, 14 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the years ended December 31, 2019, 2020, six and 11 vessels underwent and completed their dry-docking and special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions are made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue. The commitment period ended on May 15, 2020 and the termination of the Framework Deed will occur on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein.

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

As at December 31, 2021, the Company holds 49% of the capital stock of six jointly-owned companies formed pursuant to the Framework Deed with York (Note 10). The Company accounts for the entities formed under the Framework Deed as equity investments.

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % December 31, 2021	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Marchant Maritime Co. (*)	-	-	-
Horton Maritime Co. (*)	-	-	-
Smales Maritime Co.	-	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

(*) Dissolved on June 21, 2021

During the year ended December 31, 2021, Steadman Maritime Co. sold its vessel Ensenada and provided a special dividend to the Company amounting to $15,190.

During the year ended December 31, 2020, the Company received, in the form of a special dividend, $3,700, in aggregate from Steadman Maritime Co., Geyer Maritime Co., Smales Maritime Co. and Goodway Maritime Co.

During the year ended December 31, 2020, the Company received in the form of a special dividend, $44,185 in aggregate, from Kemp Maritime Co., Hyde Maritime Co., Ainsley Maritime Co., Ambrose Maritime Co. and Skerrett Maritime Co.

During the year ended December 31, 2020, the Company received the amount of $1,764 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months from February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 7) and related time charters (Note 13)) other than non-qualifying assets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued (Note 15) in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York was fully paid in cash on May 12, 2020, in accordance with the terms of the Share Purchase Agreement.

On March 22, 2021, March 24, 2021 and March 29, 2021, the Company entered into three share purchase agreements to acquire the ownership interest (in the range of 51% to 75%) held by York in five jointly-owned companies, namely Ainsley Maritime Co. and Ambrose Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co. and Kemp Maritime Co., respectively, which had been formed pursuant to the Framework Deed. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company amounted to $141,040. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 7) and related time charters (Note 13)).

For the years ended December 31, 2019, 2020 and 2021, the Company recorded net income of $11,369, $16,195 and $12,859, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of operations.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2020	December 31, 2021
Current assets	$46,006	$12,468
Non-current assets	516,171	92,770
Total assets	$562,177	$105,238

Current liabilities	$30,148	$6,576
Non-current liabilities	346,994	58,110
Total liabilities	$377,142	$64,686

	For the years ended December 31,
	2019	2020	2021
Voyage revenue	$85,954	$96,533	$43,088
Net income	$28,040	$39,433	$27,617

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2020	December 31, 2021
A.	Term Loans:
	1.	Montes Shipping Co. and Kelsen Shipping Co.	-	-
	2.	Uriza Shipping S.A.	-	-
	3.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	-	-
	4.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	-	-
	5.	Nerida Shipping Co.	11,775	9,975
	6.	Costamare Inc.	-	-
	7.	Singleton Shipping Co. and Tatum Shipping Co.	40,800	37,600
	8.	Reddick Shipping Co. and Verandi Shipping Co.	15,240	-
	9.	Costamare. Inc.	34,188	30,188
	10.	Bastian Shipping Co. and Cadence Shipping Co.	113,200	98,000
	11.	Adele Shipping Co.	60,500	54,500
	12.	Costamare Inc.	135,550	123,990
	13.	Quentin Shipping Co. and Sander Shipping Co.	80,943	72,898
	14.	Costamare Inc.	27,666	24,554
	15.	Capetanissa Maritime Corporation et al.	65,500	56,500
	16.	Caravokyra Maritime Corporation et al.	64,800	54,400
	17.	Achilleas Maritime Corporation et al.	58,396	-
	18.	Kelsen Shipping Co.	8,100	4,050
	19.	Uriza Shipping S.A.	20,000	17,400
	20.	Berg Shipping Co.	-	11,660
	21.	Reddick Shipping Co. and Verandi Shipping Co.	-	14,900
	22.	Evantone Shipping Co. and Fortrose Shipping Co.	-	20,750
	23.	Ainsley Maritime Co. and Ambrose Maritime Co.	-	141,964
	24.	Hyde Maritime Co. and Skerrett Maritime Co.	-	138,519
	25.	Kemp Maritime Co.	-	70,350
	26.	Vernes Shipping Co.	-	12,650
	27.	Achilleas Maritime Corporation et al. nr 2	-	125,360
	28.	Novara et al.	-	63,833
	29.	Costamare Inc.	-	59,952
	30.	Costamare Inc.	-	80,228
	31.	Costamare Inc.	-	-
	32.	Costamare Inc.	-	79,348
	33.	Amoroto et al.	-	103,423
	34.	Costamare Inc.	-	-
	35.	Dattier Marine Corp et al.	-	43,480
	36.	Bernis Marine Corp et al.	-	-
	37.	Costamare Inc.	-	-
		Term Loans	$736,658	$1,550,472
B.	Other financing arrangements		728,961	803,589
C.	Unsecured Bond Loan		-	113,260
		Total long-term debt	$1,465,619	$2,467,321
		Less: Deferred financing costs	(13,406)	(25,238)
		Total long-term debt, net	1,452,213	2,442,083
		Less: Long-term debt current portion	(149,910)	(278,326)
		Add: Deferred financing costs, current portion	2,773	5,961
		Total long-term debt, non-current, net	$1,305,076	$2,169,718

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. On June 29, 2020, the Company prepaid $8,500, due to the sale of Kawasaki (ex. Maersk Kawasaki) (Note 7), on the then outstanding balance. On December 17, 2020, the outstanding balance of $8,500 was fully repaid.

2. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. On November 12, 2020, the Company fully prepaid the outstanding balance of $19,500.

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

4. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. On January 24, 2020, the Company prepaid the amount $1,385 due to the sale of the vessel Neapolis (Note 7). On May 7, 2020, the outstanding balance of the loan was fully repaid.

5. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of December 31, 2021, the outstanding balance of $9,975 is repayable in 3 equal quarterly installments of $450, from February 2022 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

6. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance a previously held loan. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus (Note 7). During the year ended December 31, 2020, the Company fully prepaid the outstanding balance of the loan.

7. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of December 31, 2021, the outstanding balance of Tranche A of $18,800 is repayable in 15 equal quarterly installments of $400, from January 2022 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of December 31, 2021, the outstanding balance of Tranche B of $18,800 is repayable in 15 equal quarterly installments of $400, from February 2022 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

8. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. On March 24, 2021, the then outstanding balance of $14,020 was fully repaid.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II (Note 7), the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius (ex. JPO Scorpius) (Note 7) as additional security. As of December 31, 2021, the outstanding balance of Tranche A of $8,000 is repayable in eight equal quarterly installments of $1,000, from February 2022 to November 2023. As of December 31, 2021, the outstanding balance of Tranche B of $22,188 is payable in November 2023. As of December 31, 2021, the vessel Sealand Michigan was classified as “Vessel held for sale” (Note 7) and the then outstanding amount of $6,544 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2021 balance sheet.

10. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Notes 7 and 12) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of December 31, 2021, the aggregate outstanding balance of the two tranches of $98,000 is repayable in 22 variable quarterly installments, from March 2022 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

11. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Notes 7 and 12) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of December 31, 2021, the outstanding balance of the loan of $54,500 is repayable in 19 equal quarterly installments of $1,500, from January 2022 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

12. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. As of December 31, 2021, the outstanding balance of each tranche of $41,330, is repayable in 15 equal quarterly installments of $963.3 from January 2022 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

13. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. As of December 31, 2021, the outstanding balance of each tranche of $36,449, is repayable in 15 equal quarterly installments of $1,005.7 from January 2022 to July 2025 and a balloon payment of $21,363.6 each payable together with the last installment.

14. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela (Note 7). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. As of December 31, 2021, the aggregate outstanding balance of tranche A, B, C and D of $24,554 is repayable in nine equal quarterly installments of $194, $199, $190 and $195, respectively, from February 2022 to February 2024 and a balloon payment of $4,646, $4,566, $4,210 and $4,130 respectively, payable together with the last installment.

15. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. As of December 31, 2021, the outstanding balance of $56,500 is repayable in 14 equal quarterly installments of $2,250 from February 2022 to May 2025 and a balloon payment of $25,000 payable together with the last installment. As of December 31, 2021, the vessel Messini and York were classified as “Vessels held for sale” (Note 7) and the then aggregate outstanding amount of $12,817 (Note 22 (i)) is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2021 balance sheet.

16. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. As of December 31, 2021, the outstanding balance of $54,400 is repayable in 14 equal quarterly installments of $1,800 from March 2022 to June 2025 and a balloon payment of $29,200 payable together with the last installment.

17. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of Zagora and Singapore Express (Note 7), on the then outstanding balance. On January 29, 2021 and May 21, 2021, the Company prepaid $4,861 and $1,012, respectively due to the sale of Halifax Express and Prosper (Note 7), on the then outstanding balance. On June 4, 2021, the then outstanding balance of $50,105 of the loan was fully repaid.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. As of December 31, 2021, the outstanding balance of the loan of $4,050 is repayable in two equal semi-annual installments of $2,025, from June 2022 to December 2022.

19. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. As of December 31, 2021, the outstanding balance of the loan of $17,400 is repayable in 16 equal quarterly installments of $650, from February 2022 to November 2025 and a balloon payment of $7,000 payable together with the last installment.

20. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. As of December 31, 2021, the outstanding balance of the loan of $11,660 is repayable in 17 equal quarterly installments of $280, from January 2022 to January 2026 and a balloon payment of $6,900 payable together with the last installment.

21. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. As of December 31, 2021, the outstanding balance of each tranche of $7,450 is repayable in seven equal quarterly installments of $600, from March 2022 to September 2023 and a balloon payment of $3,250 each payable together with the last installment.

22. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. As of December 31, 2021, the outstanding balance of the loan of $20,750 is repayable in 17 equal quarterly installments of $750, from March 2022 to March 2026 and a balloon payment of $8,000 payable together with the last installment.

23. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of December 31, 2021, the outstanding balance of each tranche of $70,982.1 is repayable in 37 equal quarterly installments of $1,339.3, from March 2022 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

24. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. As of December 31, 2021, the outstanding balance of tranche A of $69,259.6 is repayable in 27 equal quarterly installments of $1,413.5, from March 2022 to September 2028 and a balloon payment of $31,096.2 each payable together with the last installment. As of December 31, 2021, the outstanding balance of tranche B of $69,259.6 is repayable in 17 equal quarterly installments of $1,413.5, from March 2022 to March 2026 and a balloon payment of $45,230.8 each payable together with the last installment.

25. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan (Note 7) and for general corporate purposes. The facility was drawn down on March 30, 2021. As of December 31, 2021, the outstanding balance of the loan of $70,350 is repayable in 29 variable quarterly installments from March 2022 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

26. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon (Note 7). The facility was drawn down on March 31, 2021. As of December 31, 2021, the outstanding balance of the loan of $12,650 is repayable in 17 equal quarterly installments of $450, from March 2022 to March 2026 and a balloon payment of $5,000 payable together with the last installment.

27. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno (Note 7). The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko (Note 7), on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York (Note 7), on the then outstanding balance. As of December 31, 2021, the outstanding balance of the Refinancing tranche of $26,630.5 is repayable in 18 equal quarterly installments of $1,391.5 payable from March 2022 to June 2026 and a balloon payment of $1,583.4, payable together with the last installment. As of December 31, 2021, the vessel Sealand Illinois was classified as “Vessel held for sale” (Note 7) and the then outstanding amount of $5,862 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2021 balance sheet. As of December 31, 2021, the outstanding balance of tranche A of $32,000 is repayable in 18 equal quarterly installments of $1,500, from March 2022 to June 2026 and a balloon payment of $5,000 payable together with the last installment. As of December 31, 2021, the outstanding balance of tranche B of $32,000 is repayable in 18 equal quarterly installments of $1,500, from March 2022 to June 2026 and a balloon payment of $5,000 payable together with the last installment. As of December 31, 2021, the outstanding balance of tranche C of $34,730 is repayable in 18 equal quarterly installments of $1,635, from March 2022 to June 2026 and a balloon payment of $5,300 payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

28. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and CO Kobe (tbr Dyros) (Note 7 and Note 22(f)). The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was not drawn down until December 31, 2021 (Note 22(e)(iv)). As of December 31, 2021, the aggregate outstanding balance $42,120 of the first two tranches, is repayable in 14 variable quarterly installments from March 2022 to June 2025 and a balloon payment of $24,120 in the aggregate, payable together with the last installment. As of December 31, 2021, the outstanding balance of the third tranche of $21,712.5, is repayable in 15 variable quarterly installments from February 2022 to August 2025 with a balloon payment of $10,980, payable together with the last installment.

29. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena (Note 7). An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. As of December 31, 2021, the aggregate outstanding balance of $59,951.6 is repayable in variable quarterly installments from January 2022 to October 2026 with an aggregate balloon payment of $17,684.5 that is payable together with the respective last installments.

30. On July 9, 2021, the Company entered into a loan agreement with a bank for an amount of up to $81,500, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta (Note 7). Five tranches of the facility with aggregate amount of $44,620 were drawn during July 2021 to finance the acquisition of the first five vessels, one tranche amounting to $12,480 was drawn in August 2021 to finance the acquisition of the vessel Aeolian, one tranche amounting to $13,250 was drawn in October 2021 to finance the acquisition of the vessel Farmer and one tranche amounting to $11,150 was drawn in December 2021 to finance the acquisition of the vessel Greneta. As of December 31, 2021, the aggregate outstanding balance of $80,227.5 is repayable in variable quarterly installments from January 2022 to December 2026 with an aggregate balloon payment of $43,850 that is payable together with the respective last installments.

31. On July 12, 2021, the Company entered into a revolving facility agreement for an amount of up to $24,500, for the purpose of financing general and working capital purposes. The amount of $24,500 was drawn down on July 15, 2021. On November 1, 2021, the Company fully prepaid the outstanding balance of $24,500.

32. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Equity, Curacao and Rose (Note 7). Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels, two tranches of the facility with an aggregate amount of $19,350 were drawn during October 2021, to finance the acquisition of the subsequent two vessels and the last tranche of the facility with an amount of $10,800 was drawn during November 2021, to finance the acquisition of the last vessel. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity (Note 11.A.35). As of December 31, 2021, the aggregate outstanding balance of $79,348 is repayable in variable quarterly installments from January 2022 to September 2027 with an aggregate balloon payment of $40,884 that is payable together with the respective last installments.

33. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus (ex. Charm), Titan I, Bermondi, Orion, Merchia and Damon (Note 7), as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn in October 2021 to finance the acquisition of the vessel Cetus (ex. Charm), three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels and one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of Merchia. The last tranche of the facility was not drawn down until December 31, 2021. As of December 31, 2021, the aggregate outstanding balance of $103,423 is repayable in variable quarterly installments from January 2022 to December 2026 with an aggregate balloon payment of $54,018.7 that is payable together with the respective last installments.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

34. On September 10, 2021, as amended on December 29, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $150,000 in order to finance part of the acquisition cost of dry bulk vessels. No drawdown had occurred as of December 31, 2021.

35. On December 10, 2021, Dattier Marine Corp., Dramont Marine Corp., Gassin Marine Corp. and Merle Marine Corp. entered into a loan agreement with a bank for an amount of up to $43,500, in order to refinance the term loan of the vessels Equity, Thunder, Rose and Clara. The facility was drawn down on December 20, 2021. As of December 31, 2021, the aggregate outstanding balance of $43,480 is repayable in variable quarterly installments from March 2022 to December 2026 with an aggregate balloon payment of $12,330 that is payable together with the respective last installments.

36. On December 24, 2021, Bernis Marine Corp. Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.32. No drawdown had occurred as of December 31, 2021.

37. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the vessels Pythias, Egyptian Mike, Phoenix, Belstar (tbr Oracle), Universal Bremen (tbr Libra) (Note 7) and of other dry bulk vessels that the Company has not identified to date. No drawdown had occurred as of December 31, 2021.

The term loans discussed above bear interest at LIBOR plus a spread (with the exception of the loan discussed in Note 11.A.24 which bears a fixed rate) and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 7). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2021 amounted to $465 ($3,274 for the year ended December 31, 2020), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2021 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of December 31, 2021 and following the delivery of the five newbuilds (Note 7), the aggregate outstanding amount of their financing arrangements is repayable in various installments from January 2022 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the years ended December 31, 2021, the interest expense incurred amounted to $16,715, in aggregate, ($4,191 for the year ended December 31, 2020) and is included in Interest and finance costs in the accompanying 2021 consolidated statement of operations.

2. On November 12, 2018, the Company, as discussed in Notes 7 and 10 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. As at December 31, 2021, the aggregate outstanding amount of the five financing arrangements is repayable in various installments from January 2022 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2021, the interest expense incurred amounted to $18,807 ($28,410 for the year ended December 31, 2020 and $31,196 for the year ended December 31, 2019), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of December 31, 2021, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $803,589.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100,000 of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering are intended to be used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by Costamare Participations Plc on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for Costamare Participations Plc, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10,000 provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50,000

As of December 31, 2021, the outstanding balance of the bond amounted to $113,260. For the year ended December 31, 2021, the interest expense incurred amounted to $1,896 and is included in Interest and finance costs in the accompanying consolidated statements of operations.

The annual repayments under the Term Loans, Other Financing Arrangements and Unsecured bond after December 31, 2021, giving effect to the term loans discussed in Note 11.A.9, 11.A.15 and 11.A.27, are in the aggregate as follows:

Year ending December 31,	Amount
2022	$278,327
2023	251,339
2024	234,772
2025	436,172
2026	508,049
2027 and thereafter	758,662
Total	$2,467,321

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of interest rate swaps) as at December 31, 2019, 2020 and 2021, ranged from 3.75%-6.34%, 2.07%-6.34% and 1.82%-4.80%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of interest rate swaps) as at December 31, 2019, 2020 and 2021, was 4.8%, 4.1% and 3.3%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 17 and 19) and capitalized interest for the years ended December 31, 2019, 2020 and 2021 amounted to $73,752, $65,497 and $74,017, respectively. Of the above amounts, $71,293, $62,223 and $73,552 are included in Interest and finance costs in the accompanying consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively, whereas in 2019 an amount of $2,459 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2019, in 2020, an amount of $3,274 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2020 and in 2021, an amount of $465 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2021.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2020	$10,874
Additions	7,478
Amortization and write-off	(3,645)
Transfers and other movements	(627)
Balance, December 31, 2020	$14,080
Additions	18,034
Amortization and write-off	(6,704)
Transfers and other movements	306
Balance, December 31, 2021	$25,716
Less: Current portion of financing costs	(5,961)
Financing costs, non-current portion	$19,755

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of operations (Note 17).

12. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 11.A.10). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 11.A.11). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

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

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia.

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

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2019, 2020 and 2021, amounted to $11,298, $7,096 and $7,489, respectively, and is included in Depreciation in the accompanying consolidated statements of operations. As of December 31, 2020, and 2021, accumulated depreciation amounted to $27,731 and $35,220, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2020, and 2021, the net book value of the vessels amounted to $199,098 and $191,303, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The finance lease liabilities amounting to $116,843 as at December 31, 2021 are scheduled to expire through 2026 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 17 and 19) for the years ended December 31, 2019, 2020 and 2021, amounted to $15,112, $5,626 and $4,661, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the finance leases after December 31, 2021 are in the aggregate as follows:

Year ending December 31,	Amount
2022	$18,267
2023	18,267
2024	37,157
2025	13,376
2026 and thereafter	33,344
Total	$120,411
Less: Amount of interest (Leonidio and Kyparissia)	(3,568)
Total lease payments	$116,843
Less: Financing costs, net	(478)
Total lease payments, net	$116,365

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2020 and 2021 consolidated balance sheet as follows:

	December 31, 2020	December 31, 2021
Finance lease liabilities – current	$16,691	$16,858
Less: current portion of financing costs	(196)	(182)
Finance lease liabilities – non-current	116,844	99,985
Less: non-current portion of financing costs	(478)	(296)
Total	$132,861	$116,365

13. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2020 and 2021 reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at December 31, 2020, the net accrued charter revenue, totaling ($34,284) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet. As at December 31, 2021, the net accrued charter revenue, totaling ($22,980), comprises of $7,361 separately reflected in Current assets, $8,183 separately reflected in Non-current assets, and (38,524) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2021 balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2022	$2,704
2023	(2,066)
2024	(13,165)
2025	(8,182)
2026 and thereafter	(2,271)
Total	$(22,980)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2020 and 2021, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of four out of the five vessels discussed in Notes 7 and 10, with charter parties assumed at values below their fair market value at the date of delivery of the vessels. During the year ended December 31, 2021, the amortization of the liability amounted to $621 (nil for the years ended December 31, 2019 and 2020), and is included in Voyage revenue in the accompanying 2021 consolidated statement of operations.

	December 31, 2020	December 31, 2021
Hires collected in advance	$7,236	$19,173
Charter revenue resulting from varying charter rates	34,284	38,524
Total	$41,520	$57,697
Less current portion	(11,893)	(23,830)
Non-current portion	$29,627	$33,867

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 7). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased from York its 51% of the equity interest in the company owning the containership Cape Artemisio (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. As of December 31, 2020, and 2021, the aggregate balance of time charter assumed (current and non-current) was $1,030 and $865, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2019, 2020 and 2021, the amortization expense of Time charter assumed amounted to $191, $192 and ($424), respectively, and is included in Voyage revenue in the accompanying consolidated statements of operations.

14. Commitments and Contingencies:

(a) Time charters: At December 31, 2021, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2022	$801,740
2023	714,743
2024	621,843
2025	425,105
2026	235,837
2027 and thereafter	444,182
Total	$3,243,450

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at December 31, 2021, of one secondhand container vessel that the Company had agreed to acquire (Note 7) during the year end December 31, 2021 and was delivered in January 2022 (Note 22(f)), but excludes the time charter arrangements of: 15 dry bulk vessels in operation for which their time charter rate is index-linked, eight container vessels under construction (Note 7) and eight dry bulk vessels for which the Company had not secured employment as of December 31, 2021. These arrangements as at December 31, 2021, have remaining terms of up to 117 months.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Capital Commitments: Capital commitments of the Company as at December 31, 2021 were $0.8 billion in the aggregate, consisting of payments through the Company’s equity (i) in relation to the eight container vessels under construction discussed in Note 7, (ii) in relation to the balance amount payable for the acquisition of the dry bulk vessel Belstar (Note 7 and 22(e)) and (iii) in relation to the acquisition cost of the dry bulk vessel Universal Bremen (Note 7 and 22(e)).

(c) Debt guarantees with respect to entities formed under the Framework Deed: As of December 31, 2021, following the transaction discussed in Note 10, Costamare does not guarantee any loan with respect to entities formed under the Framework Deed. As of December 31, 2020 Costamare had agreed to guarantee 100% of the debt of Ainsley Maritime Co. ($60,214), Ambrose Maritime Co. ($63,975), Kemp Maritime Co. ($61,250), Hyde Maritime Co. ($60,667) and Skerrett Maritime Co. ($61,750), which were formed under the Framework Deed and are the owners of Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As security for providing the guarantee, in the event that Costamare was required to pay under any guarantee, Costamare would have been entitled to acquire all of the shares in the entities for whose benefit the guarantee was issued that it did not already own for nominal consideration.

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

15. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2020 and 2021, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2021.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the years ended December 31, 2019, 2020 and 2021, the Company issued 3,187,051 shares, 2,429,542 shares and 1,226,066 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $5.8056 per share, $5.6732 per share and $10.3223 per share, respectively.

On July 25, 2019, 2,883,015 shares of common stock at par value of $0.0001 were issued pursuant to the Share Purchase Agreement with York (Note 10).

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion.

As of December 31, 2021, the aggregate issued share capital was 123,985,104 common shares at par value of $0.0001.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Preferred Stock: During the year ended December 31, 2020, the Company repurchased and retired 95,574 preferred shares of all classes in the aggregate, at an average price of $17.63 per share. The face value of the preferred shares was cleared from Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 16).

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

(d) Dividends declared and / or paid: During the year ended December 31, 2020, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,762 in cash and issued 649,928 shares pursuant to the Plan for the fourth quarter of 2019, (ii) $9,061 in cash and issued 637,516 shares pursuant to the Plan for the first quarter of 2020, (iii) $9,249 in cash and issued 625,529 shares pursuant to the Plan for the second quarter of 2020 and (iv) $9,273 in cash and issued 516,569 shares pursuant to the Plan for the third quarter of 2020. During the fourth quarter of 2020 and the first quarter of 2021, the Company declared and paid to its common stockholders $0.10 per common share, and, after accounting for shareholders participating in the Plan, the Company paid (i) $9,342 in cash and issued 362,866 shares pursuant to the Plan for the fourth quarter of 2020 and (ii) $9,360 in cash and issued 275,457 shares pursuant to the Plan for the first quarter of 2021. During the second and third quarters of 2021, the Company declared and paid $0.115 per common share to its common stockholders and, after accounting for shareholders participating in the Plan, the Company paid (iii) $10,755 in cash and issued 322,274 shares pursuant to the Plan for the second quarter of 2021 and (iv) $10,738 in cash and issued 265,469 shares pursuant to the Plan for the third quarter of 2021.

During the year ended December 31, 2020, the Company declared and paid to its holders of Series B Preferred Stock (i) $953, or $0.476563 per share for the period from October 15, 2019 to January 14, 2020, (ii) $946, or $0.476563 per share for the period from January 15, 2020 to April 14, 2020 (iii) $939, or $0.476563 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $939, or $0.476563 per share for the period from July 15, 2020 to October 14, 2020. During the year ended December 31, 2021, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share, for the period from October 15, 2020 to January 14, 2021 and (ii) $939, or $0.476563 per share, for the period from January 15, 2021 to April 14, 2021, (iii) $939, or $0.476563 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $939, or $0.476563 per share for the period from July 15, 2021 to October 14, 2021.

During the year ended December 31, 2020, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125, or $0.531250 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,111, or $0.531250 per share for the period from January 15, 2020 to April 14, 2020, (iii) $2,111, or $0.531250 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $2,111, or $0.531250 per share for the period from July 15, 2020 to October 14, 2020. During the year ended December 31, 2021, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share, for the period from October 15, 2020 to January 14, 2021, (ii) $2,111, or $0.531250 per share, for the period from January 15, 2021 to April 14, 2021, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,111, or $0.531250 per share for the period from July 15, 2021 to October 14, 2021.

During the year ended December 31, 2020, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188, or $0.546875 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,180, or $0.546875 per share for the period from January 15, 2020 to April 14, 2020, (iii) $2,180, or $0.546875 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $2,180, or $0.546875 per share for the period July 15, 2020 to October 14, 2020. During the year ended December 31, 2021, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share, for the period from October 15, 2020 to January 14, 2021, (ii) $2,180, or $0.546875, per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,180, or $0.546875 per share for the period July 15, 2021 to October 14, 2021.

During the year ended December 31, 2020, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,551, or $0.554688 per share for the period from October 15, 2019 to January 14, 2020, (ii) $2,537, or $0.554688 per share for the period from January 15, 2020 to April 14, 2020, (iii) $2,537, or $0.554688 per share for the period from April 15, 2020 to July 14, 2020 and (iv) $2,537 or $0.554688 per share for the period from July 15, 2020 to October 14, 2020. During the year ended December 31, 2021, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share, for the period from October 15, 2020 to January 14, 2021, (ii) $2,537, or $0.554688 per share, for the period from January 15, 2021 to April 14, 2021, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,537, or $0.554688 per share for the period from July 15, 2021 to October 14, 2021.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. Earnings / (losses) per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period and the gain which resulted from the repurchase of the preferred shares within the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the years ended December 31, 2019, 2020 and 2021, amounted to $31,269, $31,082 and $31,068, respectively.

	Years ended December 31,
	2019	2020	2021
	Basic EPS	Basic LPS	Basic EPS
Net income	$98,999	$8,877	$435,121
Less: paid and accrued earnings allocated to Preferred Stock	(31,269)	(31,082)	(31,068)
Add: gain from retirement of Preferred Stock	-	619	-
Net income / (loss) available to common stockholders	67,730	(21,586)	404,053
Weighted average number of common shares, basic and diluted	115,747,452	120,696,130	123,070,730
Earnings / (losses) per common share, basic and diluted	$0.59	$(0.18)	$3.28

17. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of operations are as follows:

	Years ended December 31,
	2019	2020	2021
Interest expense	$88,289	$66,526	$72,261
Interest capitalized	(2,459)	(3,274)	(465)
Swap effect	(1,885)	1,323	6,417
Amortization and write-off of financing costs	4,491	3,645	6,520
Bank charges and other financing costs	571	482	1,314
Total	$89,007	$68,702	$86,047

18. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

19. Derivatives:

(a) Interest rate and Cross-currency swaps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate and cross-currency rate swap agreements with varying start and maturity dates.

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

During the year ended December 31, 2021, the Company entered into three interest rate swap agreements with an aggregate notional amount of $225,000, which met hedge accounting criteria according to ASC 815. Furthermore, during the year ended December 31, 2021, the Company entered into two cross-currency swap agreements, which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 11(c)), in order to hedge its exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging Instruments for accounting purposes. As of December 31, 2021, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value December 31, 2021 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(5,329)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(4,837)
Total fair value						$(10,166)

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

At December 31, 2020 and 2021, the Company had interest rate and cross-currency rate swap agreements with an outstanding notional amount of $257,293 and $569,177, respectively. The fair value of these interest rate swaps outstanding as at December 31, 2020 and 2021 amounted to a liability of $7,093 and a liability of $10,882, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and March 2031.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $6,470.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: During the year ended December 31, 2020, the Company entered into five interest rate swap agreements with an aggregate notional amount of $227,046. These interest rate swap agreements at their inception, did not qualify for hedge accounting and the Company recorded a loss of $2,193, representing the fair value change for the period the swap agreements were not designated in a hedging relationship, which is included in Loss on derivative instruments, net in the accompanying consolidated statement of operations for the year ended December 31, 2020. On March 17, 2020, these five interest rate swap agreements met hedge accounting criteria according to ASC 815 for non-zero derivative instruments. As of December 31, 2021, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of December 31, 2021, the Company was engaged in six Euro/U.S. dollar forward agreements totaling $15,000 at an average forward rate of Euro/U.S. dollar 1.1668, expiring in monthly intervals up to June 2022.

As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar forward agreements totaling $16,000 at an average forward rate of Euro/U.S. dollar 1.1962, expiring in monthly intervals up to August 2021.

The total change of forward contracts fair value for the year ended December 31, 2021, was a loss of $866 (gain of $337 for the year ended December 31, 2020 and gain of $124 for the year ended December 31, 2019) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of operations.

The Effect of Derivative Instruments for the years ended
December 31, 2019, 2020 and 2021
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2019	2020	2021
Interest rate and cross-currency rate swaps	$(3,931)	$(8,129)	$382
Reclassification to Interest and finance costs	(1,885)	1,323	6,417
Total	$(5,816)	$(6,806)	$6,799

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2019	2020	2021
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(727)	$(2,283)	$(380)
Forward contracts	Loss on derivative instruments, net	124	337	(866)
Total		$(603)	$(1,946)	$(1,246)

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to ($48), nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ and investees’ financial condition, and receiving charter hires in advance, and therefore generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.24, the fair value of the interest rate swap agreements, the cross-currency rate swap agreements and the foreign currency agreements discussed in Note 19 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the Company’s other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.24, approximate the recorded values and are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap and cross-currency rate swap agreements discussed in Note 19(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2020 and 2021, the fair value of these interest rate swaps in aggregate amounted to a liability of $7,093 and a liability of $10,882, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at December 31, 2021 amounted to $113,260.

The fair value of the forward contracts discussed in Note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2020 and 2021 amounted to an asset of $460 and a liability of $406, respectively.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$460	$-	$460	$-
Interest rate swaps-liability position	(7,093)	-	(7,093)	-
Total	$(6,633)	$-	$(6,633)	$-

	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts- liability position	$(406)	$-	$(406)	$-
Interest rate swaps-liability position	(4,145)	-	(4,145)	-
Interest rate swaps-asset position	3,429	-	3,429	-
Cross-currency rate swaps-liability position	(10,166)	-	(10,166)	-
Total	$(11,288)	$-	$(11,288)	$-

Assets measured at fair value on a non-recurring basis:

During the year ended December 31, 2020, five vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these five vessels amounting to $30,500 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

21. Comprehensive Income:

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

During the year ended December 31, 2021, Other comprehensive income increased with net gains of $5,726 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $382), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $6,417), (ii) the Effective portion of changes in fair value of cash flow hedges (loss of 1,136) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

22. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On January 3, 2022, the Company declared a dividend for the quarter ended December 31, 2021, of $0.115 per share on its common stock, which was paid on February 7, 2022, to stockholders of record of common stock as of January 20, 2022.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On January 3, 2022, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on January 18, 2022 to holders of record as of January 14, 2022.

(c)

Declaration of special dividend (common stock): On March 9, 2022, the Company declared a special dividend of $0.50 per share on its common stock. The special dividend will be in addition to the regular dividend for the first quarter 2022 and will be paid at the same time and using the same record date as, the regular first quarter 2022 dividend.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2019, 2020 and 2021

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d)

New loan agreement: On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance the term loan discussed in Note 11.A.14, Advance C of the term loan discussed in Note 11.A.27 and for general corporate purposes (Note 22(g)).

(e)

Drawdowns of loan facilities: (i) On January 4, 2022, Guernica Marine Corp. drew down the amount of $13.374 related to the term loan discussed in Note 11.A.33, in order to finance the acquisition of the secondhand dry bulk vessel Damon. (ii) On January 5, 2022, Bernis Marine Corp. Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525 related to the term loan discussed in Note 11.A.36, in order to refinance one term loan discussed in Note 11.A.32.(iii) On January 7, on January 10 and on January 26, 2022, the Company drew down the amount of $56,700 related to the term loan discussed in Note 11.A.37, in order to finance the acquisition of the secondhand dry bulk vessels, Pythias, Egyptian Mike, Phoenix, Oracle (ex. Belstar) and Libra (ex. Universal Bremen). (iv) On January 18, 2022, Alford Shipping Co. drew down the amount of $11,500 related to the term loan discussed in Note 11.A.28, in order to finance the acquisition of the secondhand container vessel, Dyros (ex. Co Kobe). (v) On January 31, 2022, the Company drew down the amount of $85,000 related to the term loan discussed in Note 22(d) in order to refinance one term loan discussed in Note 11.A.14 and one term loan discussed in Note 11.A.27 and for general corporate purposes.

(f)

Vessels’ deliveries: In January 2022 the Company took delivery of the 4,578 TEU secondhand container vessel Dyros (ex. Co Kobe) and the two secondhand dry bulk vessels Oracle (ex. Belstar) and Libra (ex. Universal Bremen) (Note 7) with an aggregate DWT capacity of 114,699.

(g)

Loan repayments: (i) On January 31, 2022, the Company fully prepaid the amount of $24,554, relating to the term loan discussed in Note 11.A.14 (Note 22(d)). (ii) On February 1, 2022, the Company fully prepaid the amount of $34,730, relating to Advance C of the term loan discussed in Note 11.A.27 (Note 22(d)). (iii) On January 7, 2022, the Company fully prepaid the amount of $51,885, relating to the tranches of Bernis, Verity, Dawn, Discovery and Parity of the term loan discussed in Note 11.A.32.

(h)

Vessels acquisitions: On February 1, 2022, the Company entered into a Memorandum of Agreement to acquire one secondhand dry bulk vessel (Magda (tbr. Norma)), with a capacity of 58,018 DWT and which is expected to be delivered during the first quarter of 2022.

(i)

Vessels’ sale: (i) On March 15, 2022, based on a Memorandum of Agreement the Company entered into on February 25, 2022, the vessel Messini was delivered to her buyers (Note 7). On March 8, 2022, pursuant to the sale of the vessel Messini, the Company prepaid the amount of $3,062 related to the term loan discussed in Note 11.A.15. (ii) On March 17, 2022 the Company entered into Memorandum of Agreements for the sale of the container vessels Sealand Michigan, Sealand Illinois and York (Note 7). The vessels are expected to be delivered to their new owners during the fourth quarter of 2022.

(j)

Vessels Held for Sale: In February 2022, the Company decided to make arrangements to sell the container vessels Maersk Kalamata and Sealand Washington. The Company expects that the sale of the two container vessels will be concluded within the next 12-month period.

(k)

Termination of two shipbuilding contracts for the construction of newbuild vessels: On March 24, 2022 the Company served a notice of termination for two shipbuilding contracts which it had entered into with a shipyard during the year ended December 31, 2021, for the construction of two container vessels of 12,690 TEU each (Note 7).