Form 20-F
period 2022-12-31
Costamare Inc.
filed 2023-04-03
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2022

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

Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco

Telephone: +377 93 25 09 40 E-mail address: generalcounsel@costamare.com

(Name, Address, Telephone Number and E-mail Address of Company contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMRE	New York Stock Exchange
Preferred stock purchase rights		New York Stock Exchange
Series B Preferred Shares, $0.0001 par value per share	CMRE.PRB	New York Stock Exchange
Series C Preferred Shares, $0.0001 par value per share	CMRE.PRC	New York Stock Exchange
Series D Preferred Shares, $0.0001 par value per share	CMRE.PRD	New York Stock Exchange
Series E Preferred Stock, $0.0001 par value per share	CMRE.PRE	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

122,301,711 shares of Common Stock

1,970,649 Series B Preferred Stock, $0.0001 par value per share

3,973,135 Series C Preferred Stock, $0.0001 par value per share

3,986,542 Series D Preferred Stock, $0.0001 par value per share

4,574,100 Series E Preferred Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐  No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes  ☒  ☐  No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

•	currency amounts in this annual report are in U.S. dollars; and

•	all data regarding our fleet and the terms of our charters is as of March 21, 2023.

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

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership and dry bulk shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter on favorable terms our vessels upon the expiry of existing charters;

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•
risks related to our dry bulk operating platform, including uncertainty related to the introduction of a new line of business for the Company, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and risks associated with derivative instruments such as forward freight agreements and bunker hedging;

•	risks related to our leasing business, including uncertainty related to the introduction of a new line of business for the Company, as well as exposure to new financial, counterparty and legal risks;

•
our cooperation with our joint venture partners and any expected benefits and risks, including risks associated with the Company’s expansion into new lines of business in connection with any joint venture entities, arising from such joint venture arrangements;

•	the effects of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•
business disruptions and economic uncertainty resulting from the continued outbreak of the COVID-19 virus (and variants that may emerge), including possible delays due to quarantine of vessels and crew caused by COVID-19 infection;

•	business disruptions due to natural disasters or other disasters outside our control;

•
fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, and the impact of the discontinuation of remaining London Interbank Offered Rate tenors for US Dollars, or “LIBOR,” after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

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

•
future, pending or recent acquisitions of vessels or other assets, the recent commencement of operations of our dry bulk platform, our business strategy, areas of possible expansion and expected capital spending or operating expenses, including the recent investment in a leasing business;

•	expectations relating to dividend payments and our ability to make such payments;

•	the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements, fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•
expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;

•	potential liability from current or future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factor Summary

Industry Risks

•	Our profitability will be dependent on the level of charter rates in the international shipping industry, which depends on macroeconomic factors outside our control;

•	The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss;

•
The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital;

•	The operation of dry bulk vessels has certain unique operational risks which could affect our earnings and cash flow;

•	Our operating results are subject to seasonal fluctuations;

•	We may be adversely impacted by disruptions in the global financial markets due to terrorist attacks, regional armed conflict, or geopolitical risk; and

•	Decreases in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business, which could adversely impact our operations.

Risks Inherent in Our Business

•	Delay in, or cancelation of, the delivery of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our earnings;

•	Our revenues are heavily dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;

•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs;

•	Fuel price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders;

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, and these amounts may increase as our fleet ages;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures;

•	The recently established dry bulk operating platform exposes us to new operational, counterparty and legal risks which could affect our earnings and cash flow;

•
Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position;

•
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices and freight rates can result in reductions in our stockholders’ equity as well as reductions in our income;

•
Our recent investment in the leasing business exposes us to new financial, counterparty and legal risks which could adversely affect our business, financial position, results of operations and cash flow;

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

•
Being active in multiple lines of business, including managing multiple fleets, requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Risks Relating to Our Securities

•	The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline;

•	Investors may view our having multiple lines of business, including ownership of multiple fleets, negatively, which may decrease the trading price of our securities;

•	Holders of Preferred Stock have extremely limited voting rights; and

•
Members of the Konstantakopoulos family are our principal existing stockholders and will effectively be able to control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Industry Risks

Our profitability will be dependent on the level of charter rates in the international shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.

The ocean-going shipping industry is both cyclical and volatile in terms of charter rates and profitability. Our profitability is dependent upon the charter rates we are able to charge for our ships. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the consumer goods and major commodities carried by water internationally. We are exposed to changes in charter rates in both the containership and dry bulk markets through both traditional vessel ownership as well as our dry bulk operating platform.

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

During the year ended December 31, 2022, the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels, and three year time charter rates of 6,800 TEU to 9,000 TEU vessels that is published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Research Services Limited (“Clarkson Research”) (based on $/TEU for 1993=100)) decreased by 71%, from 361.79 points in December 2021 to 105.76 points in December 2022.

According to Clarkson Research, seaborne container trade (in terms of million TEU transported) grew by a compound annual growth rate of 3.8% per annum between 2010 and 2020. In 2020, mainly due to the COVID-19 pandemic, global seaborne container trade volumes decreased by around 2.7 million TEU compared to 2019, whereas in 2021 volumes increased by 12.9 million TEU, reaching approximately 207.9 million TEU. Clarkson Research estimates a reduction in seaborne container trade from 207.9 million TEU in 2021 to 200.0 million TEU in 2022. Furthermore, according to Clarkson Research, future supply as represented by the containership order-book as of December 2022 amounted to 29.0% of the existing fleet capacity, one of the highest such percentages since 2011. Delivery of the vessels currently under construction may negatively affect time charter rates for both short- and long-term periods unless it coincides with an increase in the demand for seaborne transportation of container boxes.

Freight rates have become very volatile since the onset of the COVID-19 pandemic. Although during the first half of 2020 Clarkson Research’s Containership Timecharter Index decreased by 33% due to the pandemic and the associated disruptions in world trade, from July 2020 to the end of 2021, the Containership Timecharter Index increased by around 900% to 361.79 points. Key reasons for the increase in freight rates were the increase in the demand for consumer goods, the dislocation of empty container boxes away from manufacturing countries during the second half of 2020 and the congestion in major ports worldwide.  During 2022, the Containership Timecharter Rate Index posted a significant decrease of more than 70% compared to the end of 2021, mainly due to a reduction in the demand for seaborne container transportation and the unlocking of vessel capacity previously tied up by congestion.  Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

Additionally, because we charter our dry bulk vessels primarily on short-term time charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. Conditions in the international dry bulk shipping market can be volatile and cyclical and have varied significantly over the last decade. Earnings across all segments hit record levels across 2007-08 as the global industrial “super-cycle” significantly boosted demand for dry bulk commodities, and as China’s rapid industrialisation added further momentum. Since the global financial crisis of 2007-08, earnings have been more subdued as oversupply and moderating demand growth led to more typical cyclical patterns. In 2021, however, rebounding trade after the COVID-19 pandemic, government stimulus, pent-up demand and significant “disruption upside” (e.g., port congestion) have pushed earnings in the sector to the highest levels seen since 2008. During 2021, the average increase in the time charter rates of Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively) compared to 2020, was 127%. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and time charter rates for the aforementioned vessel categories dropped by 50% compared to 2021 levels. Weak or volatile conditions in the dry bulk shipping sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

Our financial and operating performance may be adversely affected by the continued outbreak of the COVID-19 virus and related governmental responses thereto.

Our business may be adversely affected by the continued outbreak of the COVID-19 virus (and variants that may emerge), which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. Average charter rates for containerships and dry bulk vessels, as measured by the Containership Timecharter Rate Index and the Clarksons Average Dry Bulk Vessel Earnings Index improved significantly from the second quarter of 2020 to the end of 2021; however, the underlying reasons for this improvement, such as tight supply lines, increased demand for bulk commodities on the back of firmly rebounding industrial activity, increased demand for containerized cargo due to increased consumption mainly from developed countries, the hold on newbuild construction due to the COVID-19 pandemic began to reverse in the second quarter of 2022, which could negatively impact our business.

During 2022, the Containership Timecharter Rate Index posted a significant decrease of more than 70% compared to the end of 2021, mainly due to a reduction in the demand for seaborne container transportation and the unlocking of vessel capacity previously tied up by congestion. From 2021 to 2022, the average decrease in the time charter rates of Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively) was 50%.

The onset of the pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in the COVID-19 virus or any variants thereof. In 2022, a resurgence of COVID-19 cases led China’s government to impose quarantine regulations in certain provinces of China under China’s zero-COVID policy. Following unrest, China’s government reversed some measures, resulting in an increase in the number of COVID-19 cases. As the situation is continuously evolving with further waves of infections across many countries worldwide, the development and distribution of multiple vaccines, and the emergence of new variants of the COVID-19 virus that may undermine such vaccines, it is difficult to predict the ultimate duration, severity and long-term impact of the pandemic on the industry and Costamare at this time.

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

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of the COVID-19 pandemic or other epidemic or a recession or market correction resulting from the spread of COVID-19 could have a material adverse effect on our future financial and operating performance.

An oversupply of containership or dry bulk vessel capacity may reduce charter rates and adversely affect our ability to charter our vessels at profitable rates or at all, which could have a material adverse effect on our financial condition and results of operations.

An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all. According to Clarkson Research, as of December 2022, the containership order-book represented 29% of the existing fleet capacity, 69% of which was for vessels with carrying capacity in excess of 12,000 TEU.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed, with the order-book reverting to below average levels and reaching a low in October 2020 of 8.5% of the then-existing fleet capacity (measured in TEU). An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

Although the number of dry bulk vessels on order as a percentage of the dry bulk fleet in the water was at a low level of 7.6% as of December 2022, such number can quickly increase if multiple orders by industry participants and outside investors are placed.  After rising to record levels in the late 2000s on the back of the global economic “super-cycle” and rapidly growing Chinese demand, newbuild dry bulk vessel contracting has moderated significantly in recent years. 161 million dwt of dry bulk vessels capacity was ordered in 2007, and a further 102 million dwt in 2008, leaving the orderbook in the sector equivalent to around 80% of capacity on the water by the end of 2008. However, following the global financial crisis of 2007-08 and significant oversupply in the sector, contracting slowed to an average of 41 million dwt per annum across 2012-22, and the orderbook in the sector stood at just 7.6% of fleet capacity by December 2022. While the orderbook has been at historically low levels, the lingering effects of oversupply in the past years may have a negative impact on charter rates. If, due to an oversupply of dry bulk vessels, charter rates decline upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all.

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

The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss, which would adversely affect our financial condition and could impair our ability to pay dividends.

Containership and dry bulk vessel values can fluctuate substantially over time due to a number of different factors, including:

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

The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters on favorable terms or at all with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

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

Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Downside risks to the world economy, renewed terrorist activity, the continuance of the pandemic crisis, international hostilities, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as high inflation, energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Political events such as the continued global trade war between the U.S. and China, the economic impact of and global response to the emergence of a pandemic crisis such as the outbreak of the COVID-19 virus (and variants that may emerge), the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business.

The ongoing conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

The location of the offices of our managers and service providers, as well as certain of our third-party managers’ offices in Greece exposes them to geopolitical risks facing Greece, including a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers and service providers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt. The refugee crisis in the European Union, the continuing unrest in Syria and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa, confrontation with Iran, the ongoing conflict between Russia and Ukraine and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea may negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The U.S. government has recently made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

In 2022, in response to the ongoing conflict in Ukraine, the U.S. and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, and prohibitions on investments in the Russian energy sector by US persons, among other restrictions. The ongoing conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

The level of imports to and exports from China could be adversely affected by changes to economic reforms by the Chinese government, including China’s “zero-COVID” policy, which disrupted manufacturing, supply chains and consumer spending, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China or imports to China could cause a material adverse impact on our results of operations, financial condition and cash flows.

Risks Inherent in Our Business

Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.

As of March 21, 2023, we had no newbuild containerships under contract or any secondhand vessels that we had agreed to acquire, and all vessels we have agreed to acquire had been delivered, but we may contract for additional newbuild or secondhand vessels in the future. In 2022, we served notices of termination for eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard and we are currently in arbitration with the shipyard in connection with the terminations. A delay by the seller or shipyard in the delivery date of a vessel will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter.  If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The expected delivery dates under any shipbuilding contracts or purchase agreements we may enter into in the future, may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:

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

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could have a material adverse effect on our results of operations and financial condition and impair our ability to pay dividends.

Payments to us by our charterers under charter agreements are and will be our main source of operating cash flow. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.

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

In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts or derivative contracts (including interest rate swaps, bunker swaps, exchange rate swaps, or forward freight agreements) or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

A limited number of containership customers operating in a consolidating industry comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”), Zim Integrated Shipping Services Ltd. (“ZIM”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 93%, 86% and 85% of our containership revenue in 2020, 2021 and 2022, respectively. The tough economic conditions faced by these liner companies historically and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base may continue to shrink and we may depend on a more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Future acquisitions of secondhand vessels may result in increased operating and maintenance costs.

Many of our containerships and all of the dry bulk vessels we have acquired are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than their vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels had we operated such vessels since they were built. In addition, variability in the age and type of secondhand vessels in our fleet may prevent us from attaining economies of scale in our operations and maintenance of our fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Uncertainties and risks related to our new dry bulk operating platform may have a material adverse effect on our earnings and cash flow.

Our dry bulk operating platform that commenced operations in the fourth quarter of 2022 represents a new line of business for us. Uncertainties and risks related to our dry bulk operating platform include, but are not limited to, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond our control, including global economic conditions, the dry bulk charter market, availability of cargoes to be transported on board the dry bulk vessels we charter-in, off-hire periods and timing delays in the performance of cargo transportation, bunker prices, marine disasters, environmental accidents, war, terrorism, piracy and other circumstances or events. Any such factors could reduce the demand for the chartering-in and chartering-out of dry bulk vessels and could therefore adversely affect our earnings and cash flow. In addition, our senior management team and managers have limited experience with the oversight of a dry bulk operating platform and may not successfully or efficiently manage this new line of business. See “Item 4. Information on the Company-Business Overview-General”.

Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. We also use derivative instruments such as forward freight agreements, foreign exchange forwards and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices.  As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. We may incur losses on these derivative positions, and those losses could be material.

Our investment in the leasing business exposes us to new financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow.

As a result of our investment in the Neptune Maritime Leasing Limited (“Neptune”) leasing business, we are subject to risks in connection with a new line of business. The leasing business will acquire, own and bareboat charter out vessels to customers through wholly-owned subsidiaries of the leasing business. The leasing business may finance part of vessels’ acquisition cost using bank debt. The ability and willingness of each of our lessees to perform their obligations under the bareboat charter with the leasing business will depend on a number of factors that are beyond our control. As a result, our revenues and results of operations may be adversely affected. These factors include:

•	global and regional economic and political conditions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	weather;

•	the number of newbuilding deliveries;

•	the improved fuel efficiency of newer vessels; and

•	the recycling rate of older vessels.

In depressed market conditions, customers of the leasing business may no longer need a vessel that is chartered to them and may default on their obligations or they may seek to renegotiate the terms of their bareboat charters with the leasing business. Should a lessee fail to honor its obligations under agreements with us, the leasing business could sustain significant losses which could have an adverse effect on our earnings and cash flow.

In addition, our containerships and dry bulk vessels may be subject to “sister ship” arrest in certain jurisdictions from creditors of the vessels that are bareboat chartered out.

Any failure of such lessees to meet their obligations to the leasing business or to third-parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the leasing business or its properties and, in turn, could have a material adverse effect on our business, financial position, results of operations and cash flow.

We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels, which may have a material adverse effect on our business, results of operations and financial condition or may be unable to obtain such financing on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

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

Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs, which may have the effect of increasing costs or reducing our fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.

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

Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders.

The price and supply of vessel fuel, known as bunkers, is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of March 21, 2023, the majority of the vessels that we charter-in under our dry bulk operating platform are expected to be employed under voyage charters and we may enter into more such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis or by ourselves when we charter-in vessels, which are generally not equipped with scrubbers, such vessels may be less competitive compared to vessels that are equipped with scrubbers. As of March 21, 2023, we owned 15 containerships and two dry bulk vessels in the water that are equipped with scrubbers. As of March 21, 2023, we have chartered-in 42 dry bulk vessels through our dry bulk operating platform, 18 of which are equipped with scrubbers. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

Reliance on suppliers may limit our ability to obtain supplies and services when needed and could result in additional off-hire days or delays in the repair and maintenance of our fleet which could have a material adverse effect on our revenues and cash flows.

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

As of March 21, 2023, our current fleet of 71 containerships in the water, (including four containerships acquired under the Framework Deed (as defined in “Item 4. Information on the Company—Business Overview—Our Fleet—Framework Deed”)), had an average age (weighted by TEU capacity) of 11.5 years, and our current fleet of 45 dry bulk vessels (including two secondhand vessels that we have agreed to sell), had an average age (weighted by dwt capacity) of 11.6 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of March 21, 2023, our current fleet of 71 containerships in the water, (including  four containerships acquired under the Framework Deed), had an average age (weighted by TEU capacity) of 11.5 years, and our current fleet of 45 dry bulk vessels (including two secondhand vessels that we have agreed to sell), had an average age (weighted by dwt capacity) of 11.6 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships and dry bulk vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional vessels in conjunction with entering into additional time charters for these vessels. The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months especially for long-term charters. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including liner companies in the containership sector, state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships or dry bulk vessels, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Furthermore, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China, including through one of our managers V.Ships (Shanghai) Limited (“V.Ships Shanghai”), a Chinese corporation which, as of December 31, 2022, operated 16 vessels (including two vessels purchased under the Framework Deed with York (as defined in “Item 4. Information on the Company—Business Overview—Our Fleet—Framework Deed”)) that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, and we have chartered nine of our containerships and two of our dry bulk vessels with Chinese charterers and have entered into sale and leaseback transactions in respect of 11 containerships (including two vessels purchased under the Framework Deed) with certain Chinese financial institutions. In 2022, we served notices of termination for eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard.  See “Item 4. Information on the Company— B. Business Overview—Our Fleet—Our Containership Fleet”.

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

Regarding our containership transportation business, if market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth. As of March 21, 2023, the time charters of five of our containerships will expire in 2023. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. There is currently less demand for long-term time charters compared to recent years. If conditions worsen, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Additionally, because we charter our dry bulk vessels primarily on short-term time charters and voyage charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. See “Item 3. Key Information—D. Risk Factors—Our profitability will be dependent on the level of charter rates in the international shipping industry. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.”

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

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in or provide guarantees to other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued and outstanding share capital.

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, (on a charter free or charter inclusive basis, as applicable), of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then-outstanding amount of the credit facility and any related swap exposure.

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

•
the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1, however such covenant should not be considered breached unless the Company’s liquidity is less than 5% of the total debt or market value adjusted net worth is less than $600 million;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; and

•	the market value adjusted net worth must at all times exceed $500 million.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities or to pay dividends and may increase our cost of borrowing or cause us to issue additional equity securities which would be dilutive to existing shareholders.

As of December 31, 2022, we had outstanding indebtedness of approximately $2.6 billion, including the obligations under the unsecured bond loan and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all, especially in the current interest rate environment. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing dividend payments, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

In the future we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without shareholder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices and freight rates can result in reductions in our stockholders’ equity as well as reductions in our income. There can be no assurance that these hedges will be effective as they depend on the credit worthiness of our counterparties.

We have entered into interest rate swaps, interest rate caps and cross currency swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR or the Secured Overnight Financing Rate (“SOFR”) and to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances. As of December 31, 2022, the aggregate notional amount of interest rate swaps and interest rate caps relating to our fleet as of such date was $972.6 million. As of December 31, 2022, our obligations under fixed rate loans, other financing arrangements and our unsecured bond loan, which were under fixed interest rates amounted to $912.8 million. Furthermore, with respect to our unsecured bond loan, we have entered into two cross currency swaps for a notional amount of $122.4 million to hedge the related foreign exchange exposure.

We have also entered into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates. We also entered into bunker swaps to hedge our exposure to bunker prices. The settlement amounts we may have to pay (or receive) at expiration of such derivative contracts (or whilst trading such derivative contracts) may be higher (or lower) than the amount we would have to pay (or receive), had we not entered into such derivative contracts, depending on market circumstances. As of December 31, 2022, we have entered into a number of forward freight agreements and a bunker swap for a notional amount of $3.3 million in the aggregate.

From time to time, we also enter into certain currency hedges. As of December 31, 2022, the Company was engaged in 36 Euro/U.S. dollar contracts totaling $108.6 million and eight Singapore dollar /U.S. dollar contracts totaling $7.3 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates, currency exchange rates, freight rates or bunker prices or that our counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

While we monitor the credit risks associated with our counterparties and many of our derivative contracts are cleared through clearinghouses, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. The potential for our counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of comprehensive income. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

In addition, through our dry bulk operating platform, we use the derivative markets and take positions in derivative instruments, such as forward freight agreements. As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. We may incur losses on these derivative positions, and those losses could be material.  For additional information see “Item 3. Key Information—D. Risk Factors—Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position.”

Fluctuations in interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on LIBOR or SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements.

On March 5, 2021, the U.K. Financial Conduct Authority (the “FCA”) announced the future cessation or loss of representativeness of LIBOR benchmark settings currently published by ICE Benchmark Administration immediately after June 30, 2023 for remaining US-dollar LIBOR settings. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, selected the SOFR as published by the Federal Reserve Bank of New York, as the preferred alternative rate to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. This impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us. As of December 31, 2022, our obligations under our secured credit facilities (after accounting for certain facilities that we had agreed to refinance through a loan agreement based on SOFR as at December 31, 2022) which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to $606.4 million.

Volatility in interest rates surrounding the phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. For additional information, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Credit Facilities and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars, but a substantial portion of our vessels’ operating expenses are incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we may hedge some of this exposure from time to time, our U.S. dollar-denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

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

Our business and the operation of our vessels are materially affected by environmental regulations in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and climate change. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our vessels.

Environmental requirements can also require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions rights, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our stockholders.

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the vessels in our fleet, Costamare Shipping and each of our third-party managers is ISM Code-certified, although such certifications are subject to change or revocation.

Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides, initially announced in 2016 by the International Maritime Organization (“IMO”), came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis or us when we charter-in vessels. Our owned and chartered-in vessels which are generally not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers. As of March 21, 2023, we owned 15 containerships and two dry bulk vessels that are equipped with scrubbers. As of March 21, 2023, we have chartered-in 42 dry bulk vessels out of which 18 are equipped with scrubbers. Ships not equipped with exhaust gas scrubbers may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State- flagged (“non-EU-flagged”) vessels. As of December 31, 2022, 32 of our 114 vessels in the water were EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2022, all our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled solely in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sales of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. To comply with new environmental laws and regulations and other requirements that may be adopted, we may be required to incur significant capital and operational expenditures to keep our vessels in compliance, or to scrap or sell certain vessels entirely. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. While the shipping industry has not been subject to the EU ETS in the past, in December 2022, the European Commission, the European Parliament and the Council of the European Union reached an agreement to add shipping to the list of industries regulated under the EU ETS from 2024. Under the proposal, the emissions from all voyages between EU ports and 50% of those from voyages between the EU and elsewhere would be covered by the EU ETS. Shipping companies would need to buy allowances that correspond to the emissions covered by the system.

In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 (with certification requirements that entered into force on January 1, 2023), which require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Under these regulations, vessels must calculate their Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and vessels that receive poor ratings may incur additional regulatory burdens. These and other emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of our existing vessels, particularly the older ones, we may incur significant capital expenditures to apply efficiency improvement measures and meet the required EEXI threshold, such as steps associated with shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI and CII regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of a shaft/engine power limitation as a measure to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds. This, in turn, could result in the contracting/building of new ships to replace any reduction in capacity.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, cyber-attacks against the Ukrainian government and other countries in the region were reported in connection with the ongoing conflict between Russian and Ukraine in 2022. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect Costamare’s operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us, which could subject us to fines, penalties or subject us to litigation which could have an adverse effect on our results of operations and financial condition.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, which was amended and restated on July 1, 2021, under which, during the period of Mr. Konstantakopoulos’ employment or service with us and for six months thereafter, Mr. Konstantakopoulos will agree to restrictions on his ownership and acquisition of interests in any containership or dry bulk vessel, and any business involved in the ownership of containerships or dry bulk vessels, subject to certain exceptions, including (i) pursuant to his involvement with us, (ii) with respect to certain acquisitions for which we are first given the opportunity to make and (iii) interests acquired prior to entering into the restrictive covenant agreement.

Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of one containership, and one dry bulk vessel privately owned by Mr. Konstantakopoulos, but does not apply to six containerships and four dry bulk vessels privately owned by Mr. Konstantakopoulos. This could give rise to a conflict of interest, which could adversely impact our results of operations.

We also cannot rule out the possibility that our board of directors will grant waivers to the restrictive covenant agreement. These restrictions have been waived by the Board of Directors or do not apply with respect to seven container vessels and five dry bulk vessels in which Konstantinos Konstantakopoulos has an interest, with no such waivers occurring in the year ending December 31, 2022. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Konstantinos Konstantakopoulos Restrictive Covenant Agreement”.

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

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as amended and restated on June 28, 2021 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other management services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Costamare Shipping is also the manager of two vessels privately owned by our chairman and chief executive officer. In addition, our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly owns 50% of Blue Net Chartering GmbH & Co. KG (“Blue Net”) which provides charter brokerage services to our containerships under the Brokerage Agreement and of Blue Net Chartering Asia Pte. Ltd. (“Blue Net Asia”) which provides charter brokerage services to our containerships on a case by case basis. Blue Net does not provide its services to the vessels for which charter brokerage services are being provided by Blue Net Asia. Costamare Bulkers Services GmbH, Costamare Bulkers Services APS and Costamare Bulkers Services Pte. Ltd. (together, the “Agency Companies”) which provide chartering and other services to Costamare Bulkers Inc. (“Costamare Bulkers”) pursuant to agreements dated November 14, 2022 (the “Agency Agreements”) are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the Agency Agreements were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party.

Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at March 21, 2023 of approximately 26.3% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

In addition, in connection with Costamare’s investment in the leasing business, Neptune entered into an Amended and Restated Management Services Agreement (the “Neptune Management Agreement”) with Neptune Global Financing Limited (the “Neptune Manager”). Neptune Global Financing Limited is 51% owned by Konstantinos Konstantakopoulos. The terms of the Neptune Management Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one container vessel (which is comparable to two of our vessels), and holds a passive interest in certain companies that own six containerships comparable to 24 of our vessels (including two vessels acquired under the Framework Deed). Mr. Konstantakopoulos also privately owns one dry bulk vessel comparable to 16 of our vessels and holds a passive interest, together with members of his family and third parties, in a business involved in the ownership of four dry bulk vessels comparable to 21 of our vessels. Mr. Konstantakopoulos may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in one company that owns a containership comparable to four of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Costamare Shipping and Costamare Services have provided in the past and may provide in the future management services and other services in respect of the Joint Venture vessels (as defined in “Item 4. Information on the Company––Business Overview––Our Fleet––Framework Deed”) as well as to containerships and dry bulk vessels owned by entities controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, or members of his family and their affiliates that are similar to and may compete with our vessels. V.Ships Greece, V.Ships Shanghai, HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), Bernhard Schulte Shipmanagement (Cyprus) Ltd. and BSM GR Management Ltd. (together “BSM”), FML Ship Management Limited (“FML”), Blue Net and Blue Net Asia provide and actively seek to provide services to third parties, while F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) provides services to container vessels related to their owners. In addition to providing brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, Blue Net and Blue Net Asia provide brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third-party vessels include vessels owned by Peter Döhle Schiffahrts-KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

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

Pursuant to the Framework Agreement, the Services Agreement and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other management services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services.

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

Being active in multiple lines of business, including managing multiple fleets requires management to allocate significant attention and resources, and failure to successfully or efficiently manage both fleets may harm our business and operating results.

Our dry bulk operating platform commenced operations in the fourth quarter of 2022, and in the first quarter of 2023 we entered into a leasing business.  See “Item 4. Information on the Company—Business Overview—General.” In addition, our fleet consists of both containerships and dry bulk vessels following our entry into the dry bulk business in 2021. Containerships and dry bulk vessels operate in different markets with different chartering characteristics and different customer bases. Our management team must devote significant attention and resources to different lines of business as well as to both our containership and dry bulk fleets, and the time spent on each business will vary significantly from time to time depending on various circumstances and needs of each business.  Each business requires significant attention from our management and could divert resources away from the day-to-day management of the other business, which could harm our business, results of operations, and financial condition.

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

In 2022, in response to the ongoing conflict in Ukraine, the United States and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, prohibitions on the maritime transport of Russian oil and petroleum products that are purchased at or above a certain price, and prohibitions on investments in the Russian energy sector by US persons, among other restrictions.

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

From January 2011 through December 2022, vessels in our fleet made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.34% of our approximately 60,307 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. In addition, in 2022, 2021 and 2020, none of our vessels, including vessels owned pursuant to the Framework Deed with York, made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

During the year ended December 31, 2022, we have issued 2,454,909 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2022, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

The international shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;

•	disruptions related to the ongoing COVID-19 or future pandemics;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	dry bulk freight rates and bunker prices;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	the level of capital requirements of our dry bulk operating platform and our leasing business;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us;

•	the dividend policy adopted by Costamare Ventures and the Joint Venture entities (each as defined in “Item 4. Information on the Company—Business Overview—Our Fleet—Framework Deed”); and

•	the amount of any cash reserves established by our board of directors.

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

Investors may view our having multiple lines of business, including ownership of multiple fleets, negatively, which may decrease the trading price of our securities.

We operate a dry bulk operating platform, we have recently entered into a leasing business and we own and operate both containerships and dry bulk fleets.  Historically, companies that have multiple lines of business or own mixed asset classes have tended to trade at levels that suggest lower valuations than “pure play” companies.  Accordingly, investors may view our stock as relatively less attractive than stocks of pure play companies, which could materially and adversely affect the trading price of our securities.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

As permitted by this exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairman. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Our Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C, Series D and Series E Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2022, we had outstanding indebtedness, including our other financing arrangements and our unsecured bond loan, of approximately $2.6 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.4 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family are our principal existing stockholders and will effectively be able to control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own as at March 21, 2023, directly or indirectly, approximately 60.9% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours. See “Item 3. Key Information—D. Risk Factors—Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.”

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

Based on our method of operation, we believe that we are not now and have never been a PFIC. Although there can be no assurance, we also do not expect to be classified as a PFIC for 2023 or subsequent years. This expectation is based on our current operations and current law. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

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

Further, our PFIC determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of vessels, investment in financial instruments or engaging in a sale-leaseback business with the specific purpose of impacting the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC.

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

Our new lines of business may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, a change in tax laws, treaties or regulations, in the interpretation thereof or in the applicability thereof in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.

Our dry bulk operating platform and leasing business represent new lines of business for Costamare.  If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax laws or treaties are interpreted in a manner that is adverse to our structure or new lines of business, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are majority owned by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated dry bulk vessels. In 1984, we became the first Greek-owned company to enter the containership market, and from 1992 until our acquisition of dry bulk vessels in June 2021 and the subsequent expansion of our dry bulk platform in 2022, we focused exclusively on containerships. Since assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable fleet run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed itself, will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein. On March 22, 2021, March 24, 2021 and March 29, 2021, we entered into three share purchase agreements with York to acquire its ownership interest in five jointly-owned vessel owning companies, which had initially been formed under the joint venture with York.

In June 2021, we entered into a Share Purchase Agreement with Longshaw Maritime Investments S.A. (“Longshaw”), an entity controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos (the “Longshaw Share Purchase Agreement”). Under the Longshaw Share Purchase Agreement, we agreed to acquire all of Longshaw’s equity interest in 16 companies which had acquired or had agreed to acquire dry bulk vessels. Following our entry into the Longshaw Share Purchase Agreement, we continued our expansion into the dry bulk shipping sector and invested in growing our fleet of dry bulk vessels. As of March 21, 2023, our dry bulk fleet has grown to include 45 dry bulk vessels that we have acquired, including two vessels that we have agreed to sell.

In November 2022, we established a dry bulk operating platform under Costamare Bulkers with a team of experienced professionals.  The new venture has offices in Athens and Monaco as well as agreements with agencies in Copenhagen, Hamburg and Singapore for the provision of chartering, cargo sourcing and/or research services on a cost-plus basis. The operating platform, which commenced operations in the fourth quarter of 2022, charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. We own 92.5% of the shares of the dry bulk operating platform. We have invested $100 million in Costamare Bulkers and we have agreed to invest up to an additional $100 million under certain conditions.

In March 2023, we entered into an amended and restated subscription and shareholders’ agreement with the existing Neptune shareholders at the time (the “Neptune Shareholders’ Agreement”) pursuant to which we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector.  Pursuant to the Neptune Shareholders’ Agreement, we received a special share in Neptune which carries 75% of the voting rights and have agreed to invest up to $200 million in exchange for up to 40% of the ordinary shares and up to 79.05% of the preferred shares. As of the acquisition date the assets under the Neptune investment portfolio consist of one containership and three dry bulk vessels which are under bareboat charter agreements and we presently do not consider it a material business combination.

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

As of March 21, 2023, our containership fleet consisted of 71 vessels in the water, aggregating approximately 524,200 TEU, of which four vessels, aggregating approximately 11,600 TEU have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.6%, 99.4% and 99.3% in 2020, 2021 and 2022, respectively. Over the last three years, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. The average (weighted by TEU capacity) remaining time charter duration for our fleet of 71 containerships in the water, including the four vessels acquired under the Framework Deed, was approximately 4.2 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. Our fixed-term charters for our fleet of 71 vessels in the water represented an aggregate of approximately $3.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (as defined in “Item 4. Information on the Company—Business Overview—Our Fleet—Framework Deed”) (currently $15.0 million)).

Additionally, as of March 21, 2023, our dry bulk fleet consisted of 45 vessels in the water, with a total carrying capacity of approximately 2,436,000 dwt, including two vessels that we have agreed to sell, with a carrying capacity of approximately 67,400 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Our current chartering policy for our dry bulk fleet is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. This policy will be evaluated regularly in light of prevailing market conditions and our view of the market. We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions continue. For the year ending December 31, 2022, our dry bulk fleet utilization level was 96.8%.

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

Since the fourth quarter of 2022, we operate a dry bulk operating platform under Costamare Bulkers which charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and utilizes hedging solutions.  As of March 21, 2023, the dry bulk operating platform has chartered-in 42 vessels with a total carrying capacity of approximately 6,461,200 dwt, of which 24 vessels have already been delivered and subsequently are or will be employed under voyage charters or sub time charters.

As described below, the dry bulk operating platform receives chartering, cargo sourcing and/or research services from agencies in Copenhagen, Hamburg and Singapore, which are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

In March 2023, we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and bareboat charter out vessels through wholly-owned subsidiaries.  Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector.

Our Fleet

Our Containership Fleet

The tables below provide additional information about our fleet of containerships as of March 21, 2023, which includes the four containerships acquired pursuant to the Framework Deed with York. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

Current Containership Fleet

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd / (*)	2017	11,010	36,650 / (*)	March 2030(3)
16	ZIM SHANGHAI (ex. COSCO GUANGZHOU)	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN (ex. COSCO NINGBO)	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	April 2030(7)
27	VALUE	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	April 2030(8)

28	VALIANT	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	June 2030(9)
29	VALENCE	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	July 2030(10)
30	VANTAGE	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	September 2030(11)
31	NAVARINO	MSC/ (*)	2010	8,531	31,000 / (*)	March 2029(12)
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(13)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(13)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	May 2026(14)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM (ex. MAERSK KOLKATA)	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA (ex. MAERSK KINGSTON)	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)/ /(*)	2004	6,492	(*)/58,500	April 2026(15)
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(16)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(16)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(17)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(17)
50	OAKLAND	CMA CGM	2000	4,890	21,000	May 2023
51	GIALOVA	ZIM	2009	4,578	25,500	April 2024
52	DYROS	Maersk	2008	4,578	22,750	January 2024
53	NORFOLK	Maersk	2009	4,259	30,000	May 2023
54	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	April 2028(18)
55	VOLANS	ZIM	2010	4,258	24,250	April 2024
56	VIRGO	Maersk	2009	4,258	30,200	February 2024
57	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	April 2028(19)
58	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
59	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
60	ULSAN	Maersk	2002	4,132	34,730	January 2026
61	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024(20)
62	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025(20)
63	LAKONIA	COSCO	2004	2,586	26,500	March 2025
64	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	June 2023
65	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	April 2026(21)
66	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
67	MONEMVASIA(i)	CMA CGM	1998	2,472	17,300	May 2023
68	ARKADIA(i)	Swire Shipping	2001	1,550	14,250	February 2024(22)
69	MICHIGAN	MSC / (*)	2008	1,300	18,700 / (*)	October 2025(23)
70	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(24)
71	LUEBECK	MSC / (*)	2001	1,078	15,000 / (*)	April 2026(25)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)
Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

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
(7)
Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(8)
Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(9)
Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(10)
Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(11)
Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(12)
Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025 at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.

(13)
The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.

(14)
Upon redelivery of Kure from COSCO between May 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.

(15)	Vessel’s daily charter rate will be $58,500 from April 2023. Until then the vessel is chartered at an undisclosed rate.
(16)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(17)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.

(18)
Vulpecula is currently chartered to OOCL at a daily rate of $22,700. Upon redelivery of the vessel from OOCL in April 2023 (earliest estimated redelivery date per charterparty terms) the vessel will commence a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. The daily rate is $99,000 for the first 12 month period beginning February 2023, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(19)
Vela is currently chartered to OOCL at a daily rate of $22,700. Upon redelivery of the vessel from OOCL in April 2023 (charterers have tendered redelivery notice) the vessel will commence a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. The daily rate will be $99,000 for the first 12 month period beginning January 2023, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(20)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(21)
Etoile is currently chartered at an undisclosed rate until April 2023 at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 36 to 39 months at an undisclosed rate.

(22)	This charter rate will be earned by Arkadia from May 5, 2023. Until then the daily rate will be $21,500.
(23)
Michigan is currently chartered to MSC at a daily rate of $18,700 until October 2023 at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(24)
Trader is currently chartered at an undisclosed rate until October 1, 2024 at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(25)
Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024 at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Our Dry Bulk Vessel Fleet

The tables below provide additional information, as of March 21, 2023, about our fleet of 45 dry bulk vessels, including two vessels we have agreed to sell. Each vessel is a dry bulk carrier, meaning it is a dedicated dry bulk vessel.

Current Dry Bulk Fleet

	Vessel Name	Year Built	Capacity (DWT)
1	AEOLIAN	2012	83,478
2	GRENETA	2010	82,166
3	HYDRUS	2011	81,601
4	PHOENIX	2012	81,569
5	BUILDER	2012	81,541
6	FARMER	2012	81,541
7	SAUVAN	2010	79,700
8	ROSE	2008	76,619
9	MERCHIA	2015	63,800
10	SEABIRD	2016	63,553
11	DAWN	2018	63,530
12	ORION	2015	63,473
13	DAMON	2012	63,227
14	TITAN I	2009	58,090
15	ERACLE	2012	58,018
16	PYTHIAS	2010	58,018
17	NORMA	2010	58,018
18	ORACLE	2009	57,970
19	CURACAO	2011	57,937
20	URUGUAY	2011	57,937
21	ATHENA	2012	57,809
22	SERENA	2010	57,266
23	LIBRA	2010	56,729
24	PEGASUS	2011	56,726
25	MERIDA	2012	56,670
26	CLARA	2008	56,557
27	PEACE	2006	55,709
28	PRIDE	2006	55,705
29	BERMONDI	2009	55,469
30	COMITY	2010	37,302
31	VERITY	2012	37,163
32	PARITY	2012	37,152
33	ACUITY	2011	37,149
34	EQUITY	2013	37,071
35	DISCOVERY	2012	37,019
36	TAIBO (i)	2011	35,112
37	BERNIS	2011	34,627
38	MANZANILLO	2010	34,426
39	ADVENTURE	2011	33,755
40	ALLIANCE	2012	33,751
41	CETUS	2010	32,527
42	PROGRESS	2011	32,400
43	MINER (i)	2010	32,300
44	KONSTANTINOS	2012	32,178
45	RESOURCE	2010	31,776

(i)	Denotes vessel that we have agreed to sell.

Framework Deed

Four of our 71 containerships in the water have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, referred to as a “Joint Venture vessel”).

Under the Framework Deed, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right to subcontract to V.Ships Greece. After acquiring a number of both newbuild and secondhand container vessels, the commitment period of the Framework Deed ended on May 15, 2020. The Framework Deed itself will terminate on May 15, 2024 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such Joint Venture entities between itself and York to reflect their cumulative participation in all such entities. We account for the entities formed under the Framework Deed as equity investments.

Joint Venture entities currently own four vessels, totaling approximately 11,622 TEU. The Company holds an equity interest of 49% in each of the Joint Venture entities.

Chartering of Our Fleet

Container vessels: We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of March 21, 2023, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 71 containerships in the water (including the four vessels acquired pursuant to the Framework Deed), was approximately 4.2 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

For our containership fleet, our customers include many of the leading international liner companies, including the current charterers A.P. Moller- Maersk, CMA CGM, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, OOCL, Sealand Maersk Asia, Swire Shipping and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO together represented 93%, 86% and 85% of our containership revenue in 2020, 2021 and 2022, respectively.

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

Costamare Shipping may subcontract certain of its obligations to affiliated managers or to V.Ships Greece or, subject to our consent, to other third party managers or direct that such affiliated or third party managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our third-party managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our third-party managers, V.Ships Greece, Vinnen, HanseContor, BSM and FML, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel- owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai.

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

Shanghai Costamare was established in February 2005 and was initially owned (indirectly) 70% by our chairman and chief executive officer. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing, among other services, manning services in China, and a valuable interface with Chinese shipyards, charterers, shipowners, financial institutions and containership service providers. Shanghai Costamare provided these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and transfer its personnel and vessels under management to V.Ships Shanghai. V.Ships Greece took over the management of the Company’s containerships previously managed by Shanghai Costamare, and appointed V.Ships Shanghai as sub- manager of the containerships. The last containership was transferred to the management of V.Ships Greece/V.Ships Shanghai on January 8, 2021, whereupon Shanghai Costamare terminated operations.

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

As of March 21, 2023,

•
Costamare Shipping provided commercial and insurance services to all of our containerships and dry bulk vessels, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships;

•
V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 23 of our containerships, including two Joint Venture vessels, and 27 of our dry bulk vessels;

•
V.Ships Shanghai provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 12 of our containerships including two Joint Venture vessels, and two of our dry bulk vessels;

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

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval, which we may provide under certain circumstances. Currently, Costamare Shipping provides management services to one container vessel and one dry bulk vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides post fixture services in respect of one container vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. V.Ships Greece, V.Ships Shanghai, HanseContor, Blue Net, Blue Net Asia, BSM and FML provide and actively seek to provide services to third parties, and Vinnen provides services to container vessels related to their owners.

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

Costamare Shipping received in 2022 and 2021 a fee of $1,020 and $956 per day pro-rated for the calendar days we own each vessel, respectively. This fee is reduced to $510 per day ($478 in 2021) in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 ($787,405 for 2021) per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2022 and 2021 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2022 and 2021 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 ($625,000 for 2021) and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2023. During the year ended December 31, 2021, Costamare Shipping received in total an ad hoc fee from a third-party ship broker of $3,472,399 for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, which have been delivered, Costamare Shipping received on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2022 and December 31, 2021, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.8 million and $2.8 million, respectively, for services provided in accordance with the relevant management agreements. For the years ended December 31, 2022 and December 31, 2021, we paid aggregate fees of $2.7 million and $2.5 million, respectively and for each of the years ended December 31, 2022 and 2021, we issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2022, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period and will automatically renew for two more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel and the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, size, age and condition. Competition for providing containership and dry bulk services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in both sectors.

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

Dry bulk vessels: Unlike the containership sector, ownership of dry bulk vessels is highly fragmented with approximately 12,700 vessels in the global fleet. The largest dry bulk vessel owner group is China COSCO Shipping, with a fleet of 337 vessels with an aggregate carrying capacity of approximately 37.7 million dwt, while the rest of the top 5 in terms of total dwt capacity is comprised of Japan’s NYK (216 vessels with an aggregate carrying capacity of approximately 24.3 million dwt), Norway’s Fredriksen Group (110 vessels with an aggregate carrying capacity of approximately 14.8 million dwt), China Merchants Group (132 vessels with an aggregate carrying capacity of approximately 14.2 million dwt) and Greece’s Star Bulk Carriers (128 vessels with an aggregate carrying capacity of approximately 14.1 million dwt).

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers.  Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. Our chief financial officer is also employed by and receives compensation for his services from Costamare Bulkers. As of December 31, 2022, Costamare Shipping and Costamare Services employed approximately 160 shore-based employees in total and approximately 2,700 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. As of December 31, 2022, Costamare Bulkers had three shore-based employees, of which one was also employed by Costamare Services.  Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships and dry bulk vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Our Dry Bulk Operating Platform

Chartering-in/out

In 2022, the Company formed a dry bulk operating platform to charter-in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and utilize hedging solutions, shifting to an active approach in order to improve margins, grow its network of customers and afford it the flexibility to take advantage of favorable market conditions in the dry bulk physical and derivative freight markets. We expanded our presence globally with the establishment of offices in Athens and Monaco and by contracting with agencies in Copenhagen, Hamburg and Singapore. We aim to charter-in vessels from reputable shipowners and subsequently employ the vessels on a voyage charter or sub time charter basis with third party charterers. As a result, we have been fixing an increasing number of vessels on voyage charters and we have been entering in contracts of affreightment directly with cargo providers. We believe that our dry bulk operating platform provides added flexibility to changing market conditions and generates synergies with our dry bulk fleet.

As of March 21, 2023, the dry bulk operating platform has chartered-in 42 vessels with a total carrying capacity of approximately 6,461,200 dwt, of which 24 vessels have already been delivered and subsequently are or will be employed under voyage charters or sub time charters.

Forward Freight Agreements and Other Derivative Products

We aim to utilize forward freight agreements to establish market positions or to hedge our exposure on chartered-in vessels. We also aim to use bunker swaps to hedge our exposure to bunker prices. As of December 31, 2022, we have entered into a number of forward freight agreements and a bunker swap for a notional amount of $3.3 million in the aggregate.

Our Counterparties

We aim to charter-in dry bulk vessels from reputable shipowners around the world, that own vessels which meet our trading and specifications criteria.

With our chartered-in fleet, we aim to provide freight services to a wide base of customers by transporting dry bulk commodities worldwide.  Our customers include agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies.

Through our global presence we aim to develop long-lasting relationships both with shipowners and customers, in order to ensure continuous access to suitable vessels and cargoes.

Agency Companies

Costamare Bulkers receives chartering, cargo sourcing and/or research services from agencies in Copenhagen, Hamburg and Singapore which are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

Shore Employees

As of December 31, 2022, Costamare Bulkers had three shore-based employees of which one was also employed by Costamare Services.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

We maintain hull and machinery marine risks insurance and hull and machinery and loss of hire war risks insurance for our fleet of containerships and dry bulk vessels to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability and actual or constructive total loss in accordance with the Institute Time Clauses - Hulls – 1.10.83, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

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

Our protection and indemnity insurance is provided by a P&I association which is a member of the International Group of P&I Clubs (“International Group”). The 12 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

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

Freight Demurrage & Defence Insurance

We maintain legal and associated costs insurance (“FD&D”) for our fleet of dry bulk vessels through a member of the  International Group. FD&D insurance provides cover for legal and associated costs incurred in disputes arising in connection with the owning and operating of the covered vessel. The disputed sum itself is not insured. Costs include legal fees but may also include, for example, surveyor’s and expert’s fees incurred either in bringing or for defending a claim.  Disputes under charterparties are the most common type of claim that is covered, but cover is also provided for other types of disputes.

Charterers’ Liability Insurance

We maintain Charterers’ Liability Cover through a P&I association which is a member of the International Group, subject to a limit of $500 million per event. This cover includes protection and indemnity insurance, FD&D insurance, war risks and extended liability cover (“ELC”). ELC is an additional layer of cover for onerous contractual liabilities not covered under the ordinary protection and indemnity policy. We also maintain bunkers insurance, which extends the ambit of the protection and indemnity coverage to include the bunkers carried on board.

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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the ship. During the special survey, the vessel is thoroughly examined, including ultrasonic gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Class renewal surveys/special surveys are carried out at five-year intervals. The special survey may be commenced at the fourth annual survey or between the fourth and fifth annual surveys. Consideration may be given by class, in exceptional circumstances, to granting an extension for a maximum period of three months after the due date. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey arrangement at which ship’s hull and structure, equipment and systems are surveyed at five-year intervals, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which survey items of the vessel are subject to separate surveys. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also required to be subject to bottom surveys and dry-docking for inspection of their underwater parts and for repairs related to such inspections. Two bottom surveys are required during each five-year period of the classification certificate and the interval between any two successive bottoms surveys is in no case to exceed 36 months. One bottom survey (dry-docking) shall be carried out in conjunction with the special survey. Every alternate bottom survey may be permitted afloat provided certain design conditions are met, except for dry bulk vessels exceeding 15 years of age, which are required to be dry-docked at least every two and a half years, in conjunction with the main class intermediate and the special surveys. If any defects are found, the classification surveyor will issue a “condition of class or memorandum” which must be rectified by the shipowner within prescribed time limits and at the latest during the next special survey.

Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleets:

Dry-docking Schedule(1)

	2023	2024	2025	2026	2027
Number of Containerships	17	11	14	18	9
Number of Dry Bulk Vessels	7	5	13	13	15

(1)
Excludes one dry bulk vessel that we have agreed to sell and two containerships (Maersk Kalamata and Sealand Washington, that were sold in January and February 2023, respectively) that have been classified as assets held for sale.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, grey water and ballast water management and climate change. These laws and regulations include Oil Pollution Act of 1990 (“OPA 90”), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including MARPOL and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements necessitates significant expense, including vessel modifications and implementation of certain operating procedures.

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

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and V.Ships Greece are certified in accordance with ISO 9001-2008 and ISO 14001-2004 (relating to quality management and environmental standards, respectively). Costamare Shipping is also certified to the environmental Standard ISO 50001-2011. We believe that operations of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

IMO Requirements

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and introduces requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions. The new mandatory data collection system is intended as the first in a three-step approach in which analysis of the data collected will provide the basis for an objective, transparent and inclusive policy debate in the Marine Environment Protection Committee (“MEPC”) of the IMO, under a roadmap (through 2023) for developing a comprehensive IMO strategy on reduction of GHG emissions from ships.

Amendments to Annex VI that were adopted in July 2010, and were phased in on January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m in 2020, which is a significant reduction from the 3.5% m/m global limit previously in place. Effective January 1, 2020, vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. From March 1, 2020, vessels not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in 17 of our vessels (15 containerships and two dry bulk vessels). Presently, 18 of the 42 chartered-in through our dry bulk operating platform vessels are equipped with exhaust gas scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as Emission Control Areas (“ECAs”), and additional ECAs could be established in the future. The IMO’s Marine Environment Protection Committee during its 70th session (MEPC 79), held from 12 to 16 December 2022, adopted amendments to MARPOL Annex VI to establish a Mediterranean Emission Control Area for sulphur oxides and particulate matter. The requirement will be the same as for the other sulphur ECAs, mandating the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system.

IMO nitrous oxide (NOx) Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW shall comply with the NOx Tier III standard. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

Amendments to MARPOL Annex VI, which entered into force on March 1, 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data will be reported to the ship’s flag state (“Flag Administration”) on an annual basis. All our existing vessels have submitted to their Flag Administration the data required by regulation 22A of MARPOL Annex VI , covering ship operations for the years ended December 31, 2020 and 2021. The data was collected and reported in accordance with the methodology and processes set out in the vessels’ Ship Energy Efficiency Management Plan and the vessels are now carrying the relevant Statement of Compliance in accordance with the Fuel Oil Data Collection System. For the fourth reporting period, which is for the year ended December 2022, the necessary data will be submitted to each ship’s flag by March 31, 2023.

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

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. Although all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

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

As a result of the IMO’s continuous work to contribute to global efforts against climate change, an initial GHG reduction strategy was adopted in April 2018. This strategy has established levels of ambition for emissions reductions that are subject to ongoing reviews by the organization. The ambition levels have considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels. According to the established workplan, the IMO is scheduled to adopt a revised strategy with possibly higher level of ambitions, a stricter target in 2030 and a new target in 2024 at MEPC 80 in July 2023. The initial GHG strategy introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures include the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation.

Mid-term and long-term measures include development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reduction. Potential mid-term measures could be finalized and agreed by the IMO between 2023 and 2030, whereas potential long-term measures could be finalized and agreed by MEPC beyond 2030. At an IMO Working Group meeting held before MEPC 79, proposals for various measures were discussed and participants expressed increased support for a basket of measures combining technical and economical elements. With respect to market-based measures, participants supported a levy scheme, which would impose a set price on well-to-wake (WtW) or tank-to-wake (TtW) GHG emissions possible in combination with a rebate system where some revenues would be paid to vessels to cover the price gap between fossil and low or zero-carbon fuels. Additionally, there was significant support for a technical measure in the form of a well-to-wake (WtW) GHG intensity fuel standard. At MEPC 80, IMO will determine which, if any, of these measures will be developed into regulations. Dates of entry into force and when the measures can effectively start to reduce GHG emissions would be defined for each measure individually.

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. The new measures will require all ships to calculate their Energy Efficiency Existing Ship Index (“EEXI”) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (“CII”) and CII rating. The amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification entered into force on January 1, 2023.

Attained EEXI shall be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. EEXI indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a mandated reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).

A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved would be required to be documented and verified against the required annual operational CII. This would enable the operational carbon intensity rating to be determined. The rating would be given on a scale–operational carbon intensity rating A, B, C, D, or E–indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan. A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved.

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal is subject to final adoption by the European Parliament. The scheme would include all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It would require vessel operators to purchase carbon permits to cover related emissions. The scheme would phase in for CO2 starting in 2024, and for methane and nitrous oxide in 2026. Looking at how other regulations have developed within the industry, schemes to assimilate to the ETS might emerge in different regions over the next decade.

Varying emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s level of ambition 2020 and the EU ETS, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

Other International Requirements

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015, the United Nations Framework Convention on Climate Change adopted the Paris Agreement, which established a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

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

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain an SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each vessel in our fleet and each of our affiliated managers and third party managers are ISM Code-certified.

United States Requirements

The Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

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

Effective March 23, 2022, the OPA liability limitation under U.S. Coast Guard regulations will be increased to the greater of $1,300 per gross ton or $1,076,000 per incident for non-tank vessels, subject to periodic future adjustments of such limits. These limitations of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital that exceeds the applicable amount of financial responsibility, measured in assets located in the United States against liabilities located anywhere in the world.

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

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

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

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act, “VIDA,” enacted December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any costs associated with meeting the requirements under the VGP will be material.

U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations, which became effective in June 2012, established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms that attach to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the Clean Air Act (“CAA”)  that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulphur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The State of California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. The State of California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels currently affected by the State of California regulations have made the necessary modifications. If this regulation is extended to dry bulk vessels we will have to make necessary modifications to our vessels. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

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

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling which brings forward the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships, therefore contributing to its global entry into force (the “EU Recycling Regulation”). From December 31, 2018, seagoing vessels flying the flag of an EU Member State may be recycled only in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, need to have on board an inventory of hazardous materials, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation.”) This regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. Since June 30, 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements.

Data collected is expected to be open to the public, as provided for by the regulations. Significant stakeholders, however, have questioned this prospect as it will expose trade techniques, or other sensitive, significant business information. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.

On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce on a linear basis their annual average CO2 emissions relative to transport work, for all their ships, by at least 40% by 2030, with penalties for non-compliance. In order to obtain data on transport work, the reporting of “cargo carried” per voyage would remain mandatory. In addition, the proposed amendments introduce environmental performance labelling of ships, and call for inclusion of methane and other greenhouse gases besides CO2, as well as better supply of shore-side electricity in ports. The European Commission would have to review the regulation in light of future IMO measures. Reporting obligations would include maritime shipping under the EU Emissions Trading System (“ETS”) Directive from 2022. The ETS utilizes auctions to allocate emissions allowances among participants. The introduction of shipping into the EU ETS means that an additional approximately 80 to 100 million emission allowances will be put on the market. Of these, auction revenues from 20 million emission allowances will go to the Innovation Fund, a funding program that develops low-carbon technologies, to be used for shipping-specific projects. The remaining revenues will go to the EU member states and will not be earmarked for specific purposes beyond climate and energy-related activities. The proposed amendments also call for an “Ocean Fund” for the 2022-2030 period, financed by revenues from auctioning ETS allowances, which would be used to make ships more energy-efficient, to support investment in innovative technologies and infrastructure for decarbonising maritime transport, and to protect marine ecosystems impacted by climate change. The European Commission would be required to assess any new global market-based emission reduction measures adopted by the IMO with respect to their ambition and environmental integrity.

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

Under the ESRs, for each yearly reporting period, a relevant entity that derives income from a relevant activity must satisfy an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands, considering  the level of relevant activity carried out in the Marshall Islands.

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

In connection with the introduction of the ban of high sulphur fuel for vessels not equipped with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of open loop-type exhaust gas scrubbers and forcing vessels to use the more expensive Diesel Oil fuel when sailing in their waters.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of March 21, 2023, has 166 subsidiaries (165 are wholly owned and one is majority owned subsidiary), of which 150 are incorporated in Liberia, 13 are incorporated in the Republic of the Marshall Islands and three are incorporated in the Republic of Cyprus. As of that date, 102 of our Liberian subsidiaries own vessels in the water, eight are engaged in arbitration related to the terminations of shipbuilding contracts due to default by the shipyard and the remaining subsidiaries are dormant. Of our Marshall Islands subsidiaries, 10 own vessels in the water, one holds all our participations in companies formed under the Framework Deed, one holds our participation in the dry bulk operating platform and one is dormant. A list of our subsidiaries as of March 21, 2023 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco.  Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

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

As of March 21, 2023, our containership fleet consisted of 71 vessels in the water, aggregating approximately 524,200 TEU, of which four vessels aggregating approximately 11,600 TEU have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest, making us one of the largest public containership companies in the world based on total TEU capacity. Additionally, as of the same date, our dry bulk fleet consisted of 45 vessels with a total capacity of approximately 2,436,000 dwt, including two vessels that we have agreed to sell, with a capacity of approximately 67,400 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

As regards our containership business, our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies. As of March 21, 2023, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 71 containerships in the water, including the four vessels acquired under the Framework Deed, was approximately 4.2 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of March 21, 2023, our fixed-term charters for our fleet of 71 containerships in the water represented an aggregate of approximately $3.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $15.0 million)). See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Fleet”.

As regards our dry bulk business, our current chartering policy is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. Based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. For the year ended December 31, 2022, our dry bulk fleet utilization level was 96.8%. See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships and dry bulk vessels as of December 31, 2022. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the container vessels purchased pursuant to the Framework Deed which includes four vessels in the water. The table assumes the earliest redelivery dates possible under our vessels’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

	2023	2024	2025	2026	2027	2028	2029 - 2032
No. of Vessels whose Charters Expire(1)(2)	51	9	12	21	3	2	16
No. of Containerships whose Charters Expire	6	9	12	21	3	2	16
No. of Dry Bulk Vessels whose Charters Expire(1)(2)	45	—	—	—	—	—	—
TEU of Expiring Containership Charters	29,269	55,993	68,243	169,636	22,984	8,516	171,166
DWT of Expiring Dry Bulk Vessel Charters	2,436,134	—	—	—	—	—	—
Contracted Days	24,601	20,870	17,730	10,617	6,733	5,928	9,796
Available Days	16,369	20,121	23,515	29,650	33,052	33,966	145,294
Contracted/Total Days	60.0%	50.9%	43.0%	26.4%	16.9%	14.9%	6.3%
Containership Contracted/Total Containership Days (TEU -adjusted)(3)	96.8%	87.8%	79.3%	54.2%	37.4%	35.2%	16.0%
Dry Bulk Vessel Contracted/Total Dry Bulk Vessel Days (dwt-adjusted)(4)	8.1%	—	—	—	—	—	—

(1)	Includes seven dry bulk vessels with no employment as at December 31, 2022.

(2)
Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old for containerships and 25 years for dry bulk vessels, unless the containership will exceed 30 years of age or the dry bulk vessel will exceed 25 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Sealand Washington and Maersk Kalamata are classified as held for sale and therefore the available days are calculated up to February 14, 2023.

(3)	Contracted Days coverage for containerships adjusted by TEU capacity.

(4)	Contracted Days coverage for dry bulk vessels adjusted by dwt capacity.

Our containership fleet is currently under time charters with 10 different charterers. For the three years ended December 31, 2022, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. Chartering in the dry bulk sector tends to be more diversified, and our dry bulk fleet is currently under charters with more than 20 different charterers.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 30 months for dry bulk vessels of 15 years of age or over and every 60 months for other vessels. We have dry-docked 50 vessels over the past three years, including one Joint Venture vessel, and we plan to dry-dock 24 vessels in 2023 and 16 vessels in 2024 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2027 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

As of March 21, 2023, the dry bulk operating platform has chartered-in 42 vessels with a total carrying capacity of approximately 6,461,200 dwt, of which 24 vessels have already been delivered and subsequently are or will be employed under voyage charters or sub time charters. As of the same date, the dry bulk operating platform has positions in forward freight agreements and bunker swaps of a notional amount of $140.4 million in the aggregate.

Our Managers and Service Providers

Costamare Shipping provides our subsidiaries with commercial, technical and other management services pursuant to the Framework Agreement. As of March 21, 2023, Costamare Shipping, itself or together with our third-party managers, V.Ships Greece, Vinnen, HanseContor, BSM and FML, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting, insurance and administrative services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub- manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services.

Costamare Shipping received in 2022 and 2021 a fee of $1,020 and $956 per day pro-rated for the calendar days we own each vessel, respectively. This fee is reduced to $510 per day ($478 in 2021) in the case of any vessel subject to a bareboat charter. We also pay Costamare Shipping a flat fee of $839,988 ($787,405 for 2021) per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2022 and 2021, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2022 and 2021 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 ($625,000 for 2021) and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2023. During the year ended December 31, 2021, Costamare Shipping received in total an ad hoc fee from a third-party ship broker of $3,472,399 for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, which have been delivered, Costamare Shipping received on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2022 and December 31, 2021, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.8 million and $2.8 million, respectively, for services provided in accordance with the relevant management agreements. For the years ended December 31, 2022 and December 31, 2021, we paid aggregate fees of $2.7 million and $2.5 million, respectively, and for each of the years ended December 31, 2022 and 2021, we issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2022, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for two more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or together with V.Ships Greece directly or, upon being directed to do so by the relevant Joint Venture entity through V.Ships Shanghai. During the year ended December 31, 2022, Costamare Shipping charged in aggregate to Joint Venture vessels the amount of $1.8 million and to the vessels privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $0.7 million, in each case for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by our chairman and chief executive officer, Konstantinos Konstantakopoulos, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2021 and 2022 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). In lieu of said annual fee, in certain cases, some of our vessels have agreed to pay a commission ranging from 0.5 to 1.25% of their revenues from the charter arranged by Blue Net or Blue Net Asia. During the year ended December 31, 2021 and December 31, 2022, we paid $467,407 and $431,348, respectively, in total to Blue Net and $866,543 and $1,056,772, respectively, in total to Blue Net Asia for charter brokerage services. Until August 2021, Blue Net also provided chartering brokerage services in exchange for a fee to all the vessels belonging to a chartering pool which included one of our vessels, the Scorpius.

On November 14, 2022, Costamare Bulkers appointed each of the Agency Companies as service providers on an exclusive basis to provide chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%), with the Agency Agreements to continue until terminated by either party.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of March 21, 2023, our containership fleet amounted to a total of 71 vessels (including four vessels acquired by Joint Venture entities in which we hold a minority equity interest) and our dry bulk fleet amount to a total of 45 vessels (including two secondhand vessels that we have agreed to sell).

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

•
Utilization of Our Fleet. We calculate utilization of our fleet by dividing the number of days during which our vessels are employed less the aggregate number of days that our vessels are off-hire due to any reason other than due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys by the number of days during which our vessels are employed. We use fleet utilization to measure our vessels’ condition and efficiency in servicing our clients whilst employed. Historically, our fleet has had a limited number of unscheduled off-hire days during the period of employment. In 2020, 2021 and 2022 our fleet utilization for each year was 99.6%, 99.3% and 98.4%, respectively. More specifically, in 2022 our containerships fleet utilization rate was 99.3% and our dry bulk fleet utilization rate was 96.8%. If the utilization pattern of our fleet changes, our financial results would be affected.

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

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2022. The table should be read together with the additional information provided in this section. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2020, 2021 and 2022 and the consolidated balance sheets at December 31, 2021 and 2022, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2018	2019	2020	2021	2022
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$380,397	$478,109	$460,319	$793,639	$1,113,859
Expenses:
Voyage expenses	5,847	5,291	7,372	13,311	49,069
Voyage expenses-related parties	3,201	5,282	6,516	11,089	15,418
Vessels’ operating expenses	110,571	116,101	117,054	179,981	269,231
General and administrative expenses	5,408	5,551	7,360	9,405	12,440
General and administrative expenses-non-cash component	3,755	3,879	3,655	7,414	7,089
Management and agency fees-related parties	19,533	21,319	21,616	29,621	46,735
Amortization of dry-docking and special survey costs	7,290	8,948	9,056	10,433	13,486
Depreciation	96,261	113,462	108,700	136,958	165,998
Amortization of prepaid lease rentals	8,150	—	—	—	—
(Gain) / loss on sale of vessels, net	3,071	19,589	79,120	(45,894)	(126,336)
Loss on vessel held for sale	101	2,495	7,665	—	—
Vessels’ impairment loss	—	3,042	31,577	—	1,691
Foreign exchange (gains) / losses, net	51	27	300	(29)	(3,208)
Operating income	$117,158	$173,123	$60,328	$441,350	$662,246
Other Income / (expenses):
Interest income	$3,454	$3,349	$1,827	$1,587	$5,956
Interest and finance costs	(63,992)	(89,007)	(68,702)	(86,047)	(122,233)
Swaps breakage cost	(1,234)	(16)	(6)	—	—
Equity gain on investments	12,051	11,369	16,195	12,859	2,296
Gain on sale of equity securities	—	—	—	60,161	—
Dividend income from investment in equity securities	—	—	—	1,833	—
Other, net	350	784	1,181	4,624	3,729
Gain / (loss) on derivative instruments, net	(548)	(603)	(1,946)	(1,246)	2,698
Total other expenses	$(49,919)	$(74,124)	$(51,451)	$(6,229)	$(107,554)
Net Income	$67,239	$98,999	$8,877	$435,121	$554,692
Earnings allocated to Preferred Stock	$(30,503)	$(31,269)	$(31,082)	$(31,068)	(31,068)
Gain on retirement of Preferred Stock	—	—	619	—	—
Net loss attributable to the non-controlling interest	$—	—	—	—	263
Net income / (loss) available to Common Stockholders	$36,736	$67,730	$(21,586)	$404,053	$523,887
Earnings / (loss) per common share, basic and diluted	$0.33	$0.59	$(0.18)	$3.28	$4.26
Weighted average number of shares, basic and diluted	110,395,134	115,747,452	120,696,130	123,070,730	122,964,358
OTHER FINANCIAL DATA
Net cash provided by operating activities	$140,784	$250,391	$274,284	$466,494	$581,593
Net cash provided by / (used in) investing activities	(112,645)	(8,858)	(36,397)	(787,456)	42,488
Net cash provided by / (used in) financing activities	(80,533)	(212,153)	(241,862)	482,594	(166,051)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(52,394)	29,380	(3,975)	161,632	458,030
Dividends and distributions paid	(49,143)	(58,655)	(65,470)	(71,263)	(119,548)
BALANCE SHEET DATA (at year end)
Total current assets	$170,768	$197,244	$192,050	$426,124	$1,014,622
Total assets	3,050,811	3,011,958	3,010,516	4,407,041	4,896,229
Total current liabilities	224,669	266,534	206,974	370,027	423,090
Total long-term debt, including current portion	1,316,554	1,426,162	1,465,619	2,467,321	2,607,534
Temporary equity – Redeemable non-controlling interest in subsidiary	—	—	—	—	3,487
Common stock	11	12	12	12	12
Total stockholders’ equity/net assets	1,357,124	1,410,728	1,348,820	1,725,899	2,156,950

	Average for the Year Ended December 31,
	2018	2019	2020	2021	2022
FLEET DATA
Number of vessels	55.8	60.3	60.0	83.6	116.7
TEU capacity (of our containerships)	333,989	403,930	417,980	521,389	542,264
DWT capacity (of our dry bulk vessels)*	—	—	—	1,252,917	2,442,106

*
Average DWT capacity for the year ended December 31, 2021 was calculated based on 201 days (the period from June 14, 2021 to December 31, 2021), given that we did not own any dry bulk vessels prior to June 14, 2021.

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

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term) or from index-linked time charters where the charter rate is adjusted periodically based on a specific index (such as the Baltic Exchange Handysize Index (“BHSI”)). Revenues do not include any revenues for the Joint Venture vessels. Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Occasionally we employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

The onset of the COVID-19 pandemic led to a 33% drop in containership charter rates during the first half of 2020; however, increased demand for consumer goods during the second half of 2020 coupled with geographical dislocation of empty container boxes away from production/manufacturing countries led to charter rates posting an increase of 47% at the end of 2020 compared to a year ago. This momentum continued during 2021, and according to Clarkson Research the containership market registered its highest reading in history in 2021 due to the combination of a rebound in global gross domestic product (“GDP”) growth, driven by consumer spending, as well as port disruptions and congestion related to the COVID-19 pandemic. However, during 2022, containership charter rates posted a significant decrease of more than 70% compared to the end of 2021, mainly due to a reduction in the demand for seaborne container transportation and the unlocking of vessel capacity previously tied up by congestion.

In 2021, demand for dry bulk commodities rebounded as measured by the Baltic Dry Index (the “BDI”), which registered a low of 393 during the first half of 2020 as COVID-19 related lockdowns were in full effect globally, to reach a high of 5,650 during the second half of 2021. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and BDI dropped in the end of 2022 by 49% compared to the previous year.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter, third and related parties that are unique to a particular charter. Under our time charter arrangements, charterers bear the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2021 and 2022, commissions charged represented 84% and 51% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2022, approximately 31% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management and Agency Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. Effective from January 1, 2022, the daily fee increased to $1,020 per vessel. The total management fees paid by us to our managers during the years ended December 31, 2020, 2021 and 2022 amounted to $21.6 million, $29.6 million and $43.9 million, respectively. During the fourth quarter of 2022 we paid agency fees of $2.8 million, in aggregate, charged by three related agents in connection with the operations of Costamare Bulkers. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In each of the years ended December 31, 2020, 2021 and 2022, we sold five, five and five vessels, respectively.

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

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Equity in Net Earnings of Investments

Per the terms of the Framework Deed, we currently hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Deed please see “Item 4. Information on the Company—B. Business Overview—Our Fleet—Framework Deed”.

Gain / (Loss) on Derivative Instruments

We enter into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements to manage our exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Furthermore, we enter into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates, and we also enter into bunker swap agreements to hedge our relative exposure. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. For a description of our existing interest rate swaps, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

During the years ended December 31, 2022 and 2021, we had an average of 116.7 and 83.6 vessels, respectively, in our fleet.

In the year ended December 31, 2022, we accepted delivery of (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the year ended December 31, 2022, we sold the container vessels Messini, Sealand Michigan, Sealand Illinois and York with an aggregate TEU capacity of 22,402, and the dry bulk vessel Thunder, with DWT of 57,334.

Furthermore, during the fourth quarter of 2022, our dry bulk operating platform under Costamare Bulkers commenced operations. Costamare Bulkers charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions.

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

In addition, in the year ended December 31, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by entities affiliated with our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. The sixteen dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta) that were part of the acquisition had an aggregate DWT of 932,329 and were delivered to us during the year ended December 31, 2021. In addition, in the year ended December 31, 2021, we accepted delivery of another twenty-seven secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus, Curacao, Rose, Bermondi, Titan I, Orion, Merchia, Damon, Pythias, Hydrus and Phoenix) with an aggregate DWT of 1,388,422.

In the years ended December 31, 2022 and 2021, our fleet ownership days totaled 42,595 and 30,525 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

	Year ended December 31,			Percentage Change
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change

Voyage revenue	$793.6	$1,113.9	$320.3	40.4%
Voyage expenses	(13.3)	(49.1)	35.8	n.m.
Voyage expenses – related parties	(11.1)	(15.4)	4.3	38.7%
Vessels’ operating expenses	(180.0)	(269.2)	89.2	49.6%
General and administrative expenses	(9.4)	(12.4)	3.0	31.9%
Management and agency fees – related parties	(29.6)	(46.7)	17.1	57.8%
General and administrative expenses – non-cash component	(7.4)	(7.1)	(0.3)	(4.1%)
Amortization of dry-docking and special survey costs	(10.4)	(13.5)	3.1	29.8%
Depreciation	(137.0)	(166.0)	29.0	21.2%
Gain on sale of vessels, net	45.9	126.3	80.4	175.2%
Vessels’ impairment loss	-	(1.7)	1.7	n.m.
Foreign exchange gains	0.1	3.2	3.1	n.m.
Interest income	1.6	5.9	4.3	n.m.
Interest and finance costs	(86.1)	(122.2)	36.1	41.9%
Gain on sale of equity securities	60.2	-	(60.2)	n.m.
Income from equity method investments	12.8	2.3	(10.5)	(82.0%)
Dividend income from investment in equity securities	1.8	-	(1.8)	n.m.
Other	4.6	3.7	(0.9)	(19.6%)
Gain / (loss) on derivative instruments	(1.2)	2.7	3.9	n.m.
Net Income	$435.1	$554.7
	Year ended December 31,
Vessels’ operational data	2021	2022	Change	Percentage Change

Average number of vessels	83.6	116.7	33.1	39.6%
Ownership days	30,525	42,595	12,070	39.5%
Number of vessels under dry-docking and special survey	15	23	8

Segmental Financial Summary

Year ended December 31, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels (1)	Other	Total
Voyage revenue	$678.3	$115.3	$-	$793.6
Voyage expenses	(7.1)	(6.2)	-	(13.3)
Voyage expenses – related parties	(9.6)	(1.5)	-	(11.1)
Vessels’ operating expenses	(151.5)	(28.5)	-	(180.0)
General and administrative expenses	(8.2)	(1.2)	-	(9.4)
Management fees – related parties	(24.9)	(4.7)	-	(29.6)
General and administrative expenses – non-cash component	(6.3)	(1.1)	-	(7.4)
Amortization of dry-docking and special survey costs	(10.3)	(0.1)	-	(10.4)
Depreciation	(125.8)	(11.2)	-	(137.0)
Gain on sale of vessels, net	45.9	-	-	45.9
Foreign exchange gains	0.1	-	-	0.1
Interest income	1.6	-	-	1.6
Interest and finance costs	(81.9)	(4.2)	-	(86.1)
Gain on sale of equity securities	-	-	60.2	60.2
Income from equity method investments	-	-	12.8	12.8
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	4.3	0.3	-	4.6
Loss on derivative instruments	(1.1)	(0.1)	-	(1.2)
Net Income	$303.5	$56.8	$74.8	$435.1

Year ended December 31, 2022
	Container vessels	Dry bulk vessels	CBI	Other	Eliminations	Total
(Expressed in millions of U.S. dollars)
Voyage revenue	$797.4	$316.1	$0.4	$-	$-	$1,113.9
Intersegment voyage revenue	-	0.8	-	-	(0.8)	-
Voyage expenses	(11.4)	(37.6)	(0.1)	-	-	(49.1)
Intersegment voyage expenses	-	-	(0.8)	-	0.8	-
Voyage expenses – related parties	(11.4)	(4.0)	-	-	-	(15.4)
Vessels’ operating expenses	(169.4)	(99.8)	-	-	-	(269.2)
General and administrative expenses	(7.7)	(4.4)	(0.3)	-	-	(12.4)
Management and agency fees– related parties	(27.0)	(16.9)	(2.8)	-	-	(46.7)
General and administrative expenses - non-cash component	(4.4)	(2.7)	-	-	-	(7.1)
Amortization of dry-docking and special survey costs	(11.8)	(1.7)	-	-	-	(13.5)
Depreciation	(126.3)	(39.7)	-	-	-	(166.0)
Gain on sale of vessels, net	122.8	3.5	-	-	-	126.3
Vessels’ impairment loss	-	(1.7)	-	-	-	(1.7)
Foreign exchange gains	2.2	1.0	-	-	-	3.2
Interest income	3.6	2.3	-	-	-	5.9
Interest and finance costs	(101.9)	(20.3)	-	-	-	(122.2)
Income from equity method investments	-	-	-	2.3	-	2.3
Other	2.3	1.4	-	-	-	3.7
Gain on derivative instruments	1.5	1.1	0.1	-	-	2.7
Net Income / (loss)	$458.5	$97.4	$(3.5)	$2.3	$-	$554.7
(1) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2022 and December 31, 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Percentage Change

Voyage revenue	$793.6	$1,113.9	$320.3	40.4%
Accrued charter revenue(2)	(11.3)	(2.6)	8.7	77.0%
Amortization of Time charter assumed	(0.4)	0.2	0.6	n.m.
Voyage revenue adjusted on a cash basis (3)	$781.9	$1,111.5	$329.6	42.2%

(2)          Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(3)          Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On the Company—Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Voyage Revenue

Voyage revenue increased by 40.4%, or $320.3 million, to $1,113.9 million during the year ended December 31, 2022, from $793.6 million during the year ended December 31, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and three dry bulk vessels acquired during the first quarter of 2022, (ii) revenue earned by 16 container vessels and 43 dry bulk vessels acquired during the year ended December 31, 2021 and (iii) increased charter rates in certain of our container vessels during the year ended December 31, 2022 compared to the year ended December 31, 2021; partly off-set by (i) revenue not earned by four container vessels and one dry bulk vessel sold during the year ended December 31, 2022, (ii) revenue not earned by five container vessels sold during the year ended December 31, 2021 and (iii) decreased charter rates in certain of our dry bulk vessels during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 42.2%, or $329.6 million, to $1,111.5 million during the year ended December 31, 2022, from $781.9 million during the year ended December 31, 2021. Accrued charter revenue for the years ended December 31, 2022 and 2021 was a negative amount of $2.6 million and $11.3 million, respectively.

Voyage Expenses

Voyage expenses were $49.1 million and $13.3 million for the years ended December 31, 2022 and 2021, respectively. Voyage expenses increased year over year partially due to the increased number of vessels in our fleet, and mainly include (i) fuel consumption mainly related to our dry bulk vessels, (ii) third party commissions, (iii) port expenses and (iv) canal tolls.

Voyage Expenses – related parties

Voyage expenses – related parties were $15.4 million and $11.1 million for the years ended December 31, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.3 million, in the aggregate, for the years ended December 31, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $269.2 million and $180.0 million during the years ended December 31, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,321 and $5,896 for the years ended December 31, 2022 and 2021, respectively. The increase in the daily operating expenses during the year ended December 31, 2022 is mainly attributable to increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $12.4 million and $9.4 million during the years ended December 31, 2022 and 2021, respectively, and include $2.7 million and $2.5 million, respectively, that were paid to a related manager.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $43.9 million and $29.6 million during the years ended December 31, 2022 and 2021, respectively. Furthermore, during the fourth quarter of 2022 agency fees of $2.8 million, in aggregate, were charged by three related agents in connection with the operations of Costamare Bulkers.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2022 amounted to $7.1 million, representing the value of the shares issued to a related party manager on March 30, 2022, on June 30, 2022, on September 30, 2022 and on December 30, 2022. General and administrative expenses – non-cash component for the year ended December 31, 2021 amounted to $7.4 million, representing the value of the shares issued to a related party manager on March 31, 2021, on June 30, 2021, on September 30, 2021 and on December 30, 2021.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $13.5 million and $10.4 million during the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, 18 vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey. During the year ended December 31, 2021, 14 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the years ended December 31, 2022 and 2021 was $166.0 million and $137.0 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2022, we recorded an aggregate gain of $126.3 million from the sale of the container vessels Messini, Sealand Michigan, Sealand Illinois and York (vessels classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (vessel classified as held for sale during the first quarter of 2022). During the year ended December 31, 2021, we recorded a net gain of $45.9 million from the sale of the container vessels Prosper (asset held for sale at March 31, 2021), Halifax Express (asset held for sale at December 31, 2020), Venetiko (asset held for sale at March 31, 2021 and June 30, 2021), ZIM Shanghai (asset held for sale as at June 30, 2021 and September 30, 2021) and ZIM New York (asset held for sale as at June 30, 2021 and September 30, 2021).

Vessels’ Impairment Loss

During the year ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million, in the aggregate. During the year ended December 31, 2021, no impairment loss was recorded.

Vessels Held for Sale

During the year ended December 31, 2022, the container vessels Sealand Washington and Maersk Kalamata were classified as vessels held for sale. No loss on vessels held for sale was recorded during the year ended December 31, 2022, since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. During the year ended December 31, 2021, the container vessels Messini, Sealand Illinois, Sealand Michigan and York were classified as vessels held for sale. No loss on vessels held for sale was recorded since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to $5.9 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $122.2 million and $86.1 million during the years ended December 31, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances and increased financing costs during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Gain on Sale of Equity Securities / Dividend Income from Investment in Equity Securities

The gain on sale of equity securities of $60.2 million for the year period ended December 31, 2021, represents the difference between the aggregate sale price of 1,221,800 ordinary shares of ZIM as compared to the book value of these shares as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. Furthermore, in the year ended December 31, 2021, we received a dividend from ZIM in the amount of $1.8 million.

Income from Equity Method Investments

Income from equity method investments for the year ended December 31, 2022 was $2.3 million ($12.8 million for the year ended December 31, 2021), representing our share of the income in jointly owned companies set up pursuant to the Framework Deed. As of December 31, 2022 and December 31, 2021 five and six companies, respectively, were jointly owned pursuant to the Framework Deed out of which four and four companies, respectively, owned container vessels. The decreased income from equity method investments in the year ended December 31, 2022 compared to the year ended December 31, 2021 is mainly attributable to the recorded capital gain on the sale of one jointly owned container vessel during the third quarter of 2021 and to the decreased number of container vessels jointly owned with York during 2022 compared to 2021.

Gain / (loss) on Derivative Instruments

As of December 31, 2022, we hold 28 interest rate derivatives and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of December 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $44.9 million. During the year ended December 31, 2022, a gain of $48.7 million has been included in OCI and a loss of $0.2 million has been included in Gain / (loss) on Derivative Instruments.

Furthermore, as of December 31, 2022, we hold six forward freight agreements and one bunker swap agreement, none of which qualify for hedge accounting. As a result, the change in the fair value of such instruments is recorded in the consolidated statements of operations. As of December 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $0.1 million and a net gain of $0.1 million has been included in Gain / (loss) on Derivative Instruments during the year ended December 31, 2022.

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

Furthermore, in the year ended December 31, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by entities affiliated with our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos did not receive a profit as a result of the acquisition. The sixteen dry bulk vessels (Pegasus, Builder, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta) that were part of the acquisition had an aggregate DWT of 932,329 and were delivered to us during the year ended December 31, 2021. In addition, in the year ended December 31, 2021, we accepted delivery of another twenty-seven secondhand dry bulk vessels (Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus (ex. Charm), Curacao, Rose, Bermondi, Titan I, Orion, Merchia, Damon, Pythias, Egyptian Mike and Phoenix) with an aggregate DWT of 1,388,422.

In the year ended December 31, 2020, we accepted delivery of the newbuild vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand containerships Virgo, JPO Scorpius and Neokastro with an aggregate TEU capacity of 11,008; and we sold the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express with an aggregate TEU capacity of 22,503. In the years ended December 31, 2021 and 2020, our fleet ownership days totaled 30,525 and 21,965 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,			Percentage
	2020	2021	Change	Change
Voyage revenue	$460.3	$793.6	$333.3	72.4%
Voyage expenses	(7.4)	(13.3)	5.9	79.7%
Voyage expenses – related parties	(6.5)	(11.1)	4.6	70.8%
Vessels’ operating expenses	(117.1)	(180.0)	62.9	53.7%
General and administrative expenses	(7.4)	(9.4)	2.0	27.0%
Management fees – related parties	(21.6)	(29.6)	8.0	37.0%
General and administrative expenses - non-cash component	(3.7)	(7.4)	3.7	100.0%
Amortization of dry-docking and special survey costs	(9.0)	(10.4)	1.4	15.6%
Depreciation	(108.7)	(137.0)	28.3	26.0%
Gain / (loss) on sale / disposal of vessels, net	(79.1)	45.9	125.0	n.m.
Loss on vessels held for sale	(7.7)	—	(7.7)	n.m.
Vessels’ impairment loss	(31.6)	—	(31.6)	n.m.
Foreign exchange gains / (losses)	(0.3)	0.1	0.4	n.m.
Interest income	1.9	1.6	(0.3)	(15.8%)
Interest and finance costs	(68.7)	(86.1)	17.4	25.3%
Swaps’ breakage cost	—	—	—	n.m.
Gain on sale of equity securities	—	60.2	60.2	n.m.
Income from equity method investments	16.2	12.8	(3.4)	(21.0%)
Dividend income from investment in equity securities	—	1.8	1.8	n.m.
Other	1.2	4.6	3.4	n.m.
Loss on derivative instruments	(1.9)	(1.2)	(0.7)	(36.8%)
Net Income	$8.9	$435.1

	Year ended December 31,			Percentage
	2020	2021	Change	Change
Average number of vessels	60.0	83.6	23.6	39.3%
Ownership days	21,965	30,525	8,560	39.0%
Number of vessels under dry-docking	11	15	4

Segmental Financial Summary

Year ended December 31, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels (1)	Other	Total
Voyage revenue	$678.3	$115.3	$-	$793.6
Voyage expenses	(7.1)	(6.2)	-	(13.3)
Voyage expenses – related parties	(9.6)	(1.5)	-	(11.1)
Vessels’ operating expenses	(151.5)	(28.5)	-	(180.0)
General and administrative expenses	(8.2)	(1.2)	-	(9.4)
Management fees – related parties	(24.9)	(4.7)	-	(29.6)
General and administrative expenses – non-cash component	(6.3)	(1.1)	-	(7.4)
Amortization of dry-docking and special survey costs	(10.3)	(0.1)	-	(10.4)
Depreciation	(125.8)	(11.2)	-	(137.0)
Gain on sale of vessels, net	45.9	-	-	45.9
Foreign exchange gains	0.1	-	-	0.1
Interest income	1.6	-	-	1.6
Interest and finance costs	(81.9)	(4.2)	-	(86.1)
Gain on sale of equity securities	-	-	60.2	60.2
Income from equity method investments	-	-	12.8	12.8
Dividend income from investment in equity securities	-	-	1.8	1.8
Other	4.3	0.3	-	4.6
Loss on derivative instruments	(1.1)	(0.1)	-	(1.2)
Net Income	$303.5	$56.8	$74.8	$435.1
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

	Year ended December 31,			Percentage
	2020	2021	Change	Change
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$460.3	$793.6	$333.3	72.4%
Accrued charter revenue(1)	21.3	(11.3)	(32.6)	(153.1)
Amortization of Time charter assumed	0.2	(0.4)	(0.6)	n.m.
Voyage revenue adjusted on a cash basis(2)	$481.8	$781.9	$300.1	62.3%

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

Income from Equity Method Investments

During the year ended December 31, 2021 we recorded income from equity method investments of $12.8 million representing our share of the income in jointly owned companies pursuant to the Framework Deed, with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then, these five companies are consolidated in our consolidated financial statements. As of December 31, 2021, six companies are jointly owned with York (of which, four companies currently own container vessels). During the year ended December 31, 2020, we recorded income from equity method investments of $16.2 million relating to investments under the Framework Deed. As of December 31, 2020, 13 companies were jointly owned with York (of which, ten companies owned container vessels). The decreased income from equity method investments in 2021 compared to 2020 is mainly attributable to the decreased number of container vessels jointly owned with York during 2021 compared to 2020; partly off-set by the increased profitability of certain container vessels jointly owned with York during 2021 compared to 2020 and the gain on sale of one container vessel jointly owned with York which was sold in the third quarter of 2021.

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

Our primary short-term liquidity needs relate to funding our vessel operating expenses, debt repayment, lease payment and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership and dry bulk sectors for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. As of March 21, 2023, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

On November 30, 2022, we announced our dry bulk operating platform. In connection with the establishment of the dry bulk operating platform, we have invested $100 million and we have agreed to invest up to an additional $100 million in the new line of business under certain conditions. See “Item 4. Information on the Company—A. History and Development of the Company”.

On March 16, 2023, we announced our investment in a leasing business.  In connection with the investment, we have agreed to invest up to $200 million in the new line of business as provided for in the Neptune Shareholders’ Agreement.  See “Item 4. Information on the Company—A. History and Development of the Company”.

As of December 31, 2022, we had total cash liquidity of $811.6 million, consisting of cash, cash equivalents and restricted cash.

As of March 21, 2023, we had four series of preferred stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock, approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock and approximately $114.4 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2022, we had an aggregate of $2.6 billion of indebtedness outstanding under various credit agreements, including our unsecured bond loan and other financing arrangements.

As of March 21, 2023, we had five unencumbered vessels in the water. Under the Framework Deed there were two secondhand vessels acquired which are free of debt.

Our common stock dividend policy and our preferred stock dividend obligations also impact our future liquidity needs. For more information regarding our dividend payments, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022, and February 7, 2023, we issued 274,939 shares, 1,420,709 shares, 330,961 shares, 428,300 shares and 384,177 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates.

On November 30, 2021, the Board of Directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time. During the year ended December 31, 2021, the Company had not acquired any common or preferred shares under the program. During the year ended December 31, 2022, the Company acquired 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share.  See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt, unsecured bond loans or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $591.5 million at December 31, 2022 and positive $56.1 million at December 31, 2021.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2020, 2021 and 2022

	Year ended December 31,
	2020	2021	2022
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$274.3	$466.5	$581.6
Net Cash Provided by / (Used in) Investing Activities	(36.4)	(787.5)	42.5
Net Cash Provided by / (Used in) Financing Activities	(241.9)	482.6	(166.1)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2022, increased by $115.1 million to $581.6 million, from $466.5 million for the year ended December 31, 2021. The increase is mainly attributable to increased cash from operations of $329.6 million; partly off-set by (i) the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $14.0 million, (ii) the increased payments for interest (including swap net payments) of $24.7 million during the year ended December 31, 2022 compared to the year ended December 31, 2021 and (iii) the increased dry-docking and special survey costs of $19.4 million during the year ended December 31, 2022 compared to the year ended December 31, 2021.

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

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $42.5 million in the year ended December 31, 2022, which mainly consisted of proceeds we received from (i) the sale of four container vessels and one dry bulk vessel and (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payments for the purchase of short-term investments in US Treasury Bills and (iv) payments for upgrades for certain of our container and dry bulk vessels.

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

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $166.1 million in the year ended December 31, 2022, which mainly consisted of (a) $30.0 million net proceeds relating to our debt financing agreements (including proceeds of $1,014.3 million we received from our debt financing agreements), (b) $60.1 million we paid for the re-purchase of 4.7 million of our common shares, (c) $88.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2021, the first quarter of 2022, the second quarter of 2022 and the third quarter of 2022 (including a special dividend paid to holders of our common stock of $46.7 million for the first quarter of 2022) and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2021 to January 14, 2022, January 15, 2022 to April 14, 2022, April 15, 2022 to July 14, 2022 and July 15, 2022 to October 14, 2022.

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

Credit Facilities and Other Financing Arrangements

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities and other financing arrangements in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities and other financing arrangements are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc. or the companies owning the financed vessels.

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

As of December 31, 2022 the interest rate on all of our existing credit facilities and other financing arrangements is either a fixed rate or based on LIBOR/ SOFR floating rates. We have already initiated discussions with certain of our financing institutions and we expect that by the June 30, 2023 deadline, all our floating interest rate based credit facilities based on LIBOR will have switched to either daily compounded SOFR or the Term SOFR rate which is quoted on the Chicago Mercantile Exchange.

As of December 31, 2022, we have approximately $37.1 million in undrawn available credit under our credit facilities.  For more information on our Credit Facilities and Other Financing Arrangements, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities and other financing arrangements discussed below as at December 31, 2022:

Credit Facilities and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt
Tatum et al	34,400	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Adele Shipping	48,500	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Cadence et al	82,800	LIBOR + Margin(2)	2027	Variable amortization with balloon
Sander et al	85,000	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Raymond et al	112,430	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Caravokyra et al	6,928	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Capetanissa et al	15,671	LIBOR + Margin(2)	2025	Straight-line amortization with balloon
Berg	10,540	LIBOR/SOFR + Margin(2)	2026	Straight-line amortization with balloon
Verandi et al	43,500	SOFR + Margin(2)	2026	Variable amortization
Evantone et al	17,750	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Ainsley et al	131,250	LIBOR + Margin(2)	2031	Straight-line amortization with balloon
Hyde et al	127,212	Fixed Rate / SOFR + Margin(2)	2029	Straight-line amortization with balloon
Kemp	64,300	LIBOR + Margin(2)	2029	Variable amortization with balloon
Achilleas et al 2	66,974	LIBOR + Margin(2)	2026	Straight-line amortization with balloon
Novara et al	65,043	LIBOR + Margin(2)	2025-2026	Variable amortization with balloon
Dry Bulk (Facility 1)	24,387	LIBOR + Margin(2)	2026	Variable installments with balloon
Dry Bulk (Facility 3)	49,095	LIBOR + Margin(2)	2026	Variable amortization with balloon
Dry Bulk (Facility 4)	67,882	LIBOR + Margin(2)	2026-2027	Variable amortization with balloon
Dry Bulk (Facility 6)	47,884	LIBOR + Margin(2)	2027	Straight-line amortization with balloon
Dry Bulk (Facility 7)	52,361	LIBOR + Margin(2)	2027-2028	Variable amortization with balloon
Bails et al 2	62,500	LIBOR + Margin(2)	2026	Variable amortization with balloon
Dry Bulk (Facility 8)	82,885	SOFR + Margin(2)	2028	Variable amortization with balloon
Dry Bulk (Facility 9)	33,700	SOFR + Margin(2)	2026	Variable amortization with balloon
Dry Bulk (Facility 10)	30,000	SOFR + Margin(2)	2028	Variable amortization with balloon
Benedict et al	458,952	SOFR + Margin(2)	2027	Variable amortization with balloon

Other Financing Arrangements
Sale and Leaseback (Facility 3)	378,848	Fixed Rate	2030- 2031	Bareboat structure-fixed daily charter with balloon
Bertrand et al Financing arrangements	300,082	Fixed Rate	2028	Variable amortization with balloon

Unsecured Bond Loan
Bond Loan	106,660	Fixed Rate	2026	Bullet

(1)
The interest rates of long-term bank debt at December 31, 2022 ranged from 2.99% to 7.47%, and the weighted average interest rate as at December 31, 2022 was 4.9%. Such calculations have accounted for fixed rate long-term bank debt and interest rate swaps/caps.

(2)	The interest rate margin of long-term bank debt at December 31, 2022 ranged from 1.50% to 3.90%, and the weighted average interest rate margin as at December 31, 2022 was 2.3%.

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

As of December 31, 2022, there was $34.4 million outstanding under the Tatum et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 11 quarterly installments of $0.8 million and a balloon payment of $25.6 million payable together with the last installment.

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

As of December 31, 2022, there was $48.5 million outstanding under the Adele Shipping Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 15 quarterly installments of $1.5 million and a balloon payment of $26.0 million payable together with the last installment.

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

As of December 31, 2022, there was $82.8 million outstanding under the Cadence et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in six quarterly installments of $3.8 million, 12 quarterly installments of $2.6 million and a balloon payment of $28.8 million payable together with the last installment.

Sander et al. Loan

On November 11, 2022, our subsidiaries Quentin Shipping Co. and Sander Shipping Co., as joint and several borrowers, entered into an eight-year $85.0 million credit facility with a bank, which we refer to in this section as the “Sander et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Sander et al. Loan to refinance a loan with the same bank related to vessels Valor and Valiant and for general corporate purposes.

The obligations under the Sander et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, Valor and Valiant, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2022, there was $85.0 million outstanding under the Sander et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 32 quarterly installments of approximately $2.6 million and a balloon payment of $2.0 million payable together with the last installment.

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

As of December 31, 2022, there was $112.4 million outstanding under the Raymond et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all three tranches is repayable in 11 quarterly installments of approximately $2.9 million and a balloon payment of approximately $80.6 million payable together with the last installment.

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

The obligations under the Caravokyra et al. Loan are guaranteed by Costamare Inc. and were initially secured by first priority mortgages over the vessels ZIM Yantian (ex. Cosco Ningbo), Cosco Hellas, Yantian (ex. Cosco Yantian), ZIM Vietnam (ex. Maersk Kolkata), ZIM America (ex. Maersk Kingston) and Maersk Kalamata, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights. During 2022, the relevant amounts of the vessels ZIM Yantian (ex. Cosco Ningbo), Cosco Hellas, Yantian (ex. Cosco Yantian) and ZIM America were fully repaid using proceeds from the Benedict et al. Loan and the relevant amount of the containership Maersk Kalamata was prepaid in order for the vessel to be sold.

As of December 31, 2022, there was $6.9 million outstanding under the Caravokyra et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 10 quarterly installments of approximately $0.3 million and a balloon payment of approximately $4.3 million that is payable together with the last installment.

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

The obligations under the Capetanissa et al. Loan are guaranteed by Costamare Inc. and were initially secured by first priority mortgages over the vessels Beijing, ZIM Shanghai (ex. Cosco Guangzhou), Sealand Washington, York and Messini, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights. During 2022, the relevant amount of the vessel ZIM Shanghai (ex. Cosco Guangzhou) was fully repaid using proceeds from the Benedict et al. Loan and the relevant amounts of the containerships Messini, York and Sealand Washington were prepaid in order for the vessels to be sold.

As of December 31, 2022, there was $15.7 million outstanding under the Capetanissa et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 10 quarterly installments of approximately $0.7 million and a balloon payment of approximately $8.2 million that is payable together with the last installment.

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

As of December 31, 2022, the outstanding balance of the loan of $10.5 million is repayable in 13 equal quarterly installments of approximately $0.3 million and a balloon payment of $6.9 million that is payable together with the last installment.

Verandi et al. Loan

On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement as joint and several borrowers with a bank for an amount of $46.0 million in order to refinance one term loan with the same bank and for general corporate purposes, which we refer to in this section as the “Verandi et al. Loan”. The facility was drawn in one tranche.

The obligations under the Verandi et al. Loan are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels, Maersk Kleven and Maersk Kotka, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2022, the aggregate outstanding balance of $43.5 million is repayable in three quarterly installments of $2.5 million and 12 quarterly installments $3.0 million.

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

As of December 31, 2022, the outstanding balance of the loan of $17.8 million is repayable in 13 equal quarterly installments of approximately $0.8 million and a balloon payment of $8.0 million that is payable together with the last installment.

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

As of December 31, 2022, the outstanding balance of the two tranches of $131.3 million is repayable in 33 equal quarterly installments of approximately $2.7 million and a balloon payment of approximately $42.9 million, payable together with the last installment.

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

During 2022, the maturities of the two tranches were extended until 2029. Until the original maturity date the interest expense related to both tranches will be calculated based on the originally agreed fixed rates, whereas from the original maturity dates until the extended maturity dates, interest expense will be calculated based on SOFR plus an agreed margin.

As of December 31, 2022, the outstanding balance of both tranches of $127.2 million is repayable in 25 equal quarterly installments of approximately $2.8 million and a balloon payment of approximately $56.5 million payable together with the last installment.

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

As of December 31, 2022 the outstanding balance of the loan of $64.3 million is repayable in one quarterly installment of $1.5 million, 24 quarterly installments of approximately $1.4 million and a balloon payment of $28.6 million that is payable together with the last installment.

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

During 2021, the relevant amounts of three containerships (Venetiko, ZIM Shanghai and ZIM New York) were prepaid in order for the vessels to be sold.

The obligations under the Achilleas et al. Loan 2 are guaranteed by Costamare Inc., and were as of December 31, 2021 secured by first priority mortgages over the vessels, Sealand Illinois, Zim Tampa, Oakland, Lakonia, Areopolis, Porto Cheli, Porto Germeno, and Porto Kagio, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments. During 2022, the fourth tranche relevant to the vessel Porto Cheli was fully repaid using proceeds from the Bails et al. Loan 2 facility and the relevant amount of the containership Sealand Illinois was prepaid in order for the vessel to be sold.

As of December 31, 2022, the outstanding balance of:

(i)
the first tranche is $15.0 million and is repayable in 14 equal quarterly installments of approximately $1.0 million and a balloon payment of $1.1 million that is payable together with the last installment,

(ii)	the second tranche is $26.0 million and is repayable in 14 equal quarterly installments of $1.5 million and a balloon payment of $5.0 million that is payable together with the last installment, and

(iii)	the third tranche is $26.0 million and is repayable in 14 equal quarterly installments of $1.5 million and a balloon payment of $5.0 million that is payable together with the last installment.

Novara et al. Loan

On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. as joint and several borrowers entered into a loan agreement with a bank for an amount of up to $79.0 million in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros, which we refer to in this section as the “Novara et al. Loan”. As of December 31, 2022, all four tranches under the Novara et al. Loan were drawn.

The obligations under the Novara et al. Loan are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels, Androusa, Norfolk, Gialova and Dyros, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2022, the aggregate outstanding balance $36.4 million of the first two tranches is repayable in 10 variable quarterly installments and a balloon payment of approximately $24.1 million in the aggregate, that is payable together with the last installment. As of December 31, 2022, the outstanding balance of the third tranche of $18.6 million is repayable in 11 variable quarterly installments with a balloon payment of approximately $11.0 million, that is payable together with the last installment. As of December 31, 2022, the outstanding balance of the fourth tranche of $10.1 million is repayable in 13 variable quarterly installments with a balloon payment of approximately $4.7 million, that is payable together with the last installment.

Dry Bulk (Facility 1)

On July 16, 2021, Costamare Inc., as borrower, entered into a hunting license facility agreement with a bank for an amount of up to $120.0 million, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Rose, Equity and Curacao. The facility, which we refer to in this section as the “Dry Bulk (Facility 1)”, has a six-year tenor and may be drawn in multiple tranches, one per each financed vessel.

The obligations under Dry Bulk (Facility 1) are guaranteed by the companies which own the vessels and are secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

During December 2021, the outstanding amount of the tranches related to vessels Rose, Thunder, Clara and Equity was refinanced under the Dry Bulk (Facility 5) and during 2022, the outstanding amount of the tranches related to vessels Bernis, Verity, Dawn, Discovery and Parity was fully repaid using proceeds from the Dry Bulk  (Facility 6).

As of December 31, 2022, the aggregate outstanding balance of $24.4 million is repayable in variable quarterly installments with an aggregate balloon payment of approximately $12.6 million that is payable together with the respective last installments.

 Dry Bulk (Facility 3)

On July 8, 2021, Costamare Inc., as borrower, entered into a loan agreement with a bank for an amount of up to $62.5 million, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. The facility, which we refer to in this section as the “Dry Bulk (Facility 3)”, has a five-year tenor and was drawn in eight tranches, one per each financed vessel.

The obligations under the Dry Bulk (Facility 3) are guaranteed by the companies which own the vessels and are secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2022, the aggregate outstanding balance of $49.1 million is repayable in variable quarterly installments with an aggregate balloon payment of $17.7 million that is payable together with the respective last installments.

 Dry Bulk (Facility 4)

On July 27, 2021, Amoroto Marine Corp., Bermondi Marine Corp. and Onton Marine Corp. among others, as joint and several borrowers, entered into a hunting license facility agreement with a bank for an amount of up to $125.0 million, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon as well as the acquisition of additional vessels. The facility, which we refer to in this section as the “Dry Bulk (Facility 4)”, matures in 2027 and is drawn in multiple advances, one per each financed vessel.

The obligations under the Dry Bulk (Facility 4) are guaranteed by Costamare Inc. and are  further secured by a first priority mortgage over the financed vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and assignment of charter rights (if applicable).
During 2022, the outstanding amount of the tranches related to vessels Merida, Uruguay, Titan I and Bermondi was fully repaid using proceeds from the Dry Bulk (Facility 9).

As of December 31, 2022, there was $67.9 million outstanding under the Dry Bulk (Facility 4) and, as of the same date, there were no available funds to be drawn. The aggregate outstanding balance of $67.9 million is repayable in variable quarterly installments with an aggregate balloon payment of $41.9 million that is payable together with the respective last installments.

 Dry Bulk (Facility 6)

On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp., as borrowers, and Costamare Inc., as guarantor, entered into a loan agreement with a bank for an amount of up to $55.0 million in order to re-finance the then-existing indebtedness of vessels Bernis, Verity, Dawn, Discovery and Parity and for general corporate purposes. The facility, which we refer to in this section as the “Dry Bulk (Facility 6)”, has a five-year tenor and was drawn in one tranche.

The obligations under the Dry Bulk (Facility 6) are secured by a first priority mortgage over the five vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2022, the aggregate outstanding balance of $47.9 million is repayable in 17 equal quarterly installments of approximately $1.5 million and a balloon payment of approximately $21.6 million payable together with the last installment.

 Dry Bulk (Facility 7)

On December 28, 2021, Costamare Inc., as borrower, entered into a hunting license facility agreement with a bank for an amount of up to $100.0 million, in order to finance the acquisition cost of the vessels Pythias, Hydrus, Phoenix, Oracle and Libra. The facility, which we refer to in this section as the “Dry Bulk (Facility 7)”, matures in 2028 and is drawn in multiple tranches, one per each financed vessel.

The obligations under Dry Bulk Bulkers (Facility 7) are guaranteed by the companies which own the vessels and are secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2022, the aggregate outstanding balance of $52.4 million is repayable in variable quarterly installments with an aggregate balloon payment of $26.8 million that is payable together with the respective last installments.

Bails et al. Loan 2

On January 26, 2022, Costamare Inc., as borrower, entered into a loan agreement with a bank for an amount of $85.0 million in order to refinance two term loans and for general corporate purposes, which we refer to in this section as the “Bails et al. Loan 2”.

The obligations under the Bails et al. Loan 2 are guaranteed by the owning companies of the vessels Vulpecula, Volans, Virgo, Vela and Porto Cheli and are secured by first priority mortgages over the vessels, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2022 the outstanding balance of the loan of $62.5 million is repayable in 13 variable quarterly installments and a balloon payment of $19.0 million that is payable together with the last installment.

Dry Bulk (Facility 8)

On December 15, 2022, Adstone Marine Corp., Dramont Marine Corp., Rivoli Marine Corp., among others, as joint and several borrowers, entered into a hunting license facility agreement with a bank for an amount of up to $120.0 million, in order to refinance the outstanding indebtedness of the vessels Norma, Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Equity as well as the acquisition of additional vessels. The facility, which we refer to in this section as the “Dry Bulk (Facility 8)”, matures in 2028 and is drawn in multiple advances, one per each financed vessel. As of December 31, 2022, nine tranches under the Dry Bulk (Facility 8) were drawn.

The obligations under the Dry Bulk (Facility 8) are guaranteed by Costamare Inc. and are or will be further secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and assignment of charter rights (if applicable).

As of December 31, 2022, there was $82.9 million outstanding under the Dry Bulk (Facility 8) and, as of the same date, there were $37.1 million available funds to be drawn. The aggregate outstanding balance of $82.9 million is repayable in variable quarterly installments and an aggregate balloon payment of $33.1 million payable together with the last installments.

 Dry Bulk (Facility 9)

On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp., as borrowers, and Costamare Inc., as guarantor, entered into a loan agreement with a bank for an amount of up to $40.5 million in order to re-finance the then-existing indebtedness of vessels Merida, Bermondi, Titan I and Uruguay and for general corporate purposes. The facility, which we refer to in this section as the “Dry Bulk (Facility 9)”, has a four-year tenor and was drawn in four tranches.

The obligations under the Dry Bulk (Facility 9) are secured by a first priority mortgage over the four vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

As of December 31, 2022, the aggregate outstanding balance of $33.7 million is repayable in 14 variable quarterly installments and a balloon payment of $10.9 million payable together with the last installment.

 Dry Bulk (Facility 10)

On November 17, 2022, Greneta Marine Corp., Gassin Marine Corp., Merle Marine Corp., among others, as joint and several borrowers, entered into a hunting license facility agreement with a bank for an amount of up to $30 million, in order to refinance the outstanding indebtedness of the vessels Clara, Rose and Greneta as well as the acquisition of additional vessels. The facility, which we refer to in this section as the “Dry Bulk (Facility 10)”, matures in 2028 and is drawn in multiple advances, one per each financed vessel. As of December 31, 2022, three tranches under the Dry Bulk (Facility 10) were drawn.

The obligations under the Dry Bulk (Facility 10) are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and assignment of charter rights (if applicable).

As of December 31, 2022, there was $30.0 million outstanding under the Dry Bulk (Facility 10) and, as of the same date, there were no available funds to be drawn. The aggregate outstanding balance of $30.0 million is repayable in 24 variable quarterly installments of approximately $1.0 million and a balloon payment of approximately $6.3 million payable together with the last installment.

Benedict et al. Loan

On May 12, 2022, subsidiaries of Costamare Inc., including Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, among others., as borrowers, and Costamare Inc., as guarantor, entered into a loan agreement with 12 banks for an amount of up to $500.0 million, in order (i) to partly refinance three term loans, (ii) to refinance two term loans, (iii) to finance the acquisition cost of the vessels Triton, MSC Athens, MSC Athos, Leonidio and Kyparissia and (iv) for general corporate purposes. We refer to this facility in this section as the “Benedict et al. Loan”.

The facility was drawn in 17 tranches and the total amount drawn was $500.0 million.

The obligations under the Benedict et al. Loan are guaranteed by Costamare Inc., and are secured by first priority mortgages over the vessels Triton, MSC Athens, MSC Athos, Leonidio, Kyparissia, ZIM Shanghai (ex. Cosco Guangzhou), Yantian (ex. Cosco Yantian), ZIM Yantian (ex. Cosco Ningbo), Cosco Hellas, Methoni, ZIM America (ex. Maersk Kingston), Navarino, Glen Canyon, Ulsan, Scorpius, Trader and Luebeck, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2022, the outstanding balance of $459.0 million is repayable in 18 variable quarterly installments of approximately $20.5 million and a balloon payment of approximately $89.5 million that is payable together with the last installment.

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

Under the terms of the Sale and Leaseback (Facility 3), all five containership vessels at that time under construction were sold and Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., must each pay a fixed daily charter rate on a monthly basis for ten years along with a final balloon payment of $40.4 million. Upon expiration of the Sale and Leaseback (Facility 3) in 2030-2031, each of the vessels will be returned to the Company. As of December 31, 2022, all five vessels have been delivered.

As of December 31, 2022, there was $378.8 million outstanding under the Sale and Leaseback (Facility 3) and the facility has been drawn in full.

Bertrand et al. Financing arrangements

On November 12, 2018, Costamare Inc. became the sole shareholder of five vessel-owning companies: Bertrand Maritime Co., Benedict Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co. and assumed the bareboat charter agreements that each of the five vessel-owning companies had previously entered into with a financial institution, along with the obligation to pay part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction (the “Bertrand  et al. Financing arrangements”). Under the bareboat charter agreements, each of the five vessel-owning companies had agreed to bareboat charter in their respective vessels (Triton, Titan, Talos, Taurus and Theseus) for a period of twelve years. At the same time we provided our corporate guarantee to the respective demise owner of each vessel.

During 2022, the outstanding amount of the bareboat charter agreement of Benedict Maritime Co. (related to containership Triton) was fully repaid using proceeds from Benedict et al. Loan and the vessel was acquired by the Company.

Under the terms of the Bertrand et al. Financing arrangements, our remaining four subsidiaries must each pay various installments from February 2023 to October 2028 until the expiry of each bareboat charter agreement in 2028. Each of our four remaining subsidiaries shall pay simultaneously with the last payment a final installment of $32.0 million, at which time the vessels will be returned to the Company.

As of December 31, 2022, there was $300.1 million outstanding under the Bertrand et al. Financing arrangements.

Bond Loan

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100.0 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The Bond Loan is guaranteed by the Company. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering are intended to be used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by Costamare Participations Plc on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for Costamare Participations Plc, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10.0 million, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50.0 million.

As of December 31, 2022, the outstanding balance of the bond amounted to $106.7 million.

Facilities Repaid in 2022

Nerida Loan

On August 1, 2017, our subsidiary, Nerida Shipping Co., as borrower, entered into a five-year, $17.6 million loan with a bank, which we refer to in this section as the “Nerida Loan”. The purpose of this loan was to finance general corporate purposes relating to a vessel, the Maersk Kowloon.

The obligations under the Nerida Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel, Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The Nerida Loan was repaid in full in July 2022.

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

The obligations under the November 2018 Loan Facility were initially guaranteed by the owners of nine mortgaged vessels. In 2019 we sold four vessels and prepaid the required amounts under the terms of this facility. In 2020, we drew down an amount of $5.8 million under Tranche B to finance the acquisition of the vessel Scorpius (ex. JPO Scorpius). Our obligations were secured, as of December 31, 2021, by mortgages on Scorpius (ex. JPO Scorpius), Trader, Sealand Michigan, Luebeck, Methoni and Ulsan, account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

During 2022, the outstanding amount related to vessels Luebeck, Methoni, Ulsan, Scorpius and Trader was repaid in full using proceeds from the Benedict et al. Loan and the outstanding amount of the vessel Sealand Michigan was prepaid with Company’s cash in order for the vessel to be sold.

Uriza Loan

On November 10, 2020, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $20.0 million loan with a bank, which we refer to in this section as the “Uriza Loan”. The purpose of this loan was to refinance a loan with the same bank relating to a vessel, the Navarino.

The obligations under the Uriza Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel, Navarino, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The Uriza Loan was repaid in full in June 2022 using the proceeds from the Benedict et al. Loan.

Kelsen Loan

On December 15, 2020, our subsidiary, Kelsen Shipping Co., as borrower, entered into a two-year, $8.1 million loan with a bank, which we refer to in this section as the “Kelsen Loan”. The purpose of this loan was to partially refinance a loan with the same bank relating to a vessel, the Kure.

The obligations under the Kelsen Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel, Kure, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The Kelsen Loan was repaid in full in December 2022.

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

The obligations under the Bails et al. Loan were guaranteed by the owning companies of the four aforementioned vessels and were secured by first priority mortgages over the vessels, Volans, Vulpecula, Virgo and Vela, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

The Bails et al. Loan was repaid in full in January 2022 using proceeds from the Bails et al. Loan 2.

Reddick et al. Loan

On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement as joint and several borrowers with a bank for an amount of $18.5 million in order to refinance one term loan and for general corporate purposes, which we refer to in this section as the “Reddick et al. Loan”. The facility was drawn in two tranches.

The obligations under the Reddick et al. Loan were guaranteed by Costamare Inc., and were secured by first priority mortgages over the vessels, Maersk Kleven and Maersk Kotka, account pledges, general assignments of earnings, insurances, requisition compensation and charter assignments.

The Reddick et al. Loan was repaid in full in September 2022 using proceeds from the Verandi et al. Loan.

Vernes Loan

On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14.0 million, in order to finance the acquisition cost of the vessel Glen Canyon, which we refer to in this section as the “Vernes Loan”.

The obligations under the Vernes Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessel, an account pledge, a general assignment of earnings, insurances, requisition compensation and a charter assignment.

The Vernes Loan was repaid in full in June 2022 using proceeds from the Benedict et al. Loan.

Quentin et al. Loan

On July 18, 2019, our subsidiaries Quentin Shipping Co. and Sander Shipping Co., as joint and several borrowers, entered into a six-year $94.0 million credit facility with a bank, which we refer to in this section as the “Quentin et al. Loan”. The loan was drawn in two equal tranches.

We used the proceeds from the Quentin et al. Loan to refinance a loan with another bank in connection with the vessels Valor and Valiant.

The obligations under the Quentin et al. Loan were guaranteed by Costamare Inc. and were secured by first priority mortgages over the vessels, Valor and Valiant, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

The Quentin et al. Loan was repaid in full in November 2022 using proceeds from the Sander et al. Loan.

Adstone et al. Loan

On April 5, 2022, Adstone Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., among others, as joint and several borrowers, entered into a hunting license facility agreement with a bank for an amount of up to $120.0 million, in order to finance the acquisition cost of the vessel Norma (ex. Magda) as well as the acquisition of additional vessels. In this section, we refer to this facility as the “Adstone et al. Loan”.

The obligations under the Adstone et al. Loan were guaranteed by Costamare Inc. and were or would be further secured by a first priority mortgage over the financed vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and assignment of charter rights (if applicable).

The Adstone et al. Loan was repaid in full in December 2022 using proceeds from the Dry Bulk (Facility 8).

 Dry Bulk (Facility 2)

On July 9, 2021, Costamare Inc., as borrower, entered into a loan agreement with a bank for an amount of up to $81.5 million, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta. The facility, which we refer to in this section as the “Dry Bulk (Facility 2)”, had a five-year tenor and was drawn in eight tranches, one per each financed vessel.

The obligations under the Dry Bulk (Facility 2) were guaranteed by the companies which owned the vessels and were secured by a first priority mortgage over the vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

 Dry Bulk (Facility 2) was repaid in full during 2022 using proceeds from the Dry Bulk (Facility 8) and the Dry Bulk (Facility 10).

 Dry Bulk (Facility 5)

On December 10, 2021, Merle Marine Corp., Gassin Marine Corp, Dattier Marine Corp., and Dramont Marine Corp, as borrowers, and Costamare Inc., as guarantor, entered into a loan agreement with a bank for an amount of up to $43.5 million in order to re-finance the then-existing indebtedness of vessels Clara, Rose, Thunder, and Equity and for general corporate purposes. The facility, which we refer to in this section as the “Dry Bulk (Facility 5)”, had a five-year tenor and was drawn in four tranches.

The obligations under the Dry Bulk (Facility 5) were secured by a first priority mortgage over the four vessels, account pledges, a general assignment of earnings, insurances, requisition compensation and charter rights (if applicable).

Dry Bulk (Facility 5) was repaid in full during 2022 using proceeds from Dry Bulk (Facility 8), Dry Bulk (Facility 10) and from Company’s cash, in order for the vessel Thunder to be sold.

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

Under the terms of the Sale and Leaseback (Facility 1), the MSC Athens and the MSC Athos containership vessels were sold for an amount of $76.0 and $75.8 million, respectively. Pursuant to the initial terms of the Sale and Leaseback (Facility 1), Jodie Shipping Co. and Kayley Shipping Co. would each pay a variable daily charter rate on a quarterly basis for seven years (based on a straight-line amortization schedule) along with a final balloon payment of $28.0 and $27.9 million, respectively. Furthermore and pursuant to the initial terms, upon expiration of the Sale and Leaseback (Facility 1) in 2023, the vessels would be returned to the Company. On May 8, 2019, and on June 4, 2020, Jodie Shipping Co. and Kayley Shipping Co. signed two supplemental agreements, pursuant to which and upon the installation of scrubbers on board each of MSC Athens and MSC Athos until November 30, 2020, CCBFL would (i) advance an additional amount of $6.0 million for each vessel, (ii) extend the maturity of the Sale and Leaseback (Facility 1) until 2026 and (iii) amend the amortization schedule so that the final balloon payment for each vessel would be $15.0 million. The scrubbers on board both vessels were installed in 2020 and the relevant provisions of the two supplemental agreements were effected.

The Sale and Leaseback (Facility 1) was repaid in full in June 2022 using proceeds from the Benedict et al. Loan.

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

Under the terms of the Sale and Leaseback (Facility 2), both the Leonidio and the Kyparissia containership vessels were sold and Simone Shipping Co. and Plange Shipping Co. should each pay a fixed daily charter rate on a monthly basis for seven and a half years along with a final balloon payment of $9.8 million, respectively. Upon expiration of the Sale and Leaseback (Facility 2) in 2024, the vessels would be returned to the Company.

The Sale and Leaseback (Facility 2) was repaid in full in June 2022 using proceeds from the Benedict et al. Loan.

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

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain at all times the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then-outstanding amount of the credit facility and any related swap exposure.

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

•
the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1, however such covenant should not be considered breached unless the Company’s liquidity is less than 5% of the total debt or market value adjusted net worth is less than $600 million;

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

Capital Expenditures

As of December 31, 2022, we had no outstanding equity commitments.

As of March 21, 2023, we had no outstanding equity commitments.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, primarily LIBOR / SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the aforementioned reference rates would have decreased our net income and cash flows during the year ended December 31, 2022 by approximately $10.8 million based upon our debt level during 2022.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate and Cross-currency Swaps and interest rate caps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. Furthermore, we have entered into a series of interest rate cap agreements to limit the maximum interest rate on the variable-rate debt of certain of our loans and to limit our exposure to interest rate variability when three-month LIBOR or SOFR exceeds a certain threshold. For more information on our interest rate swap and interest rate cap agreements, refer to Notes 2, 20, 21 and 22 to our consolidated financial statements included elsewhere in this annual report.

Furthermore, as of December 31, 2022, we have entered into two cross-currency swap agreements to hedge our exposure with respect to our unsecured bond loan which is denominated in Euro. For more information on our two cross-currency swap agreements, refer to Notes 2, 20, 21 and 22 to our consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2022, approximately 31% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2022, we were engaged in 36 Euro/U.S. dollar contracts totaling $108.6 million at an average forward rate of Euro/U.S. dollar 1.0690, expiring in monthly intervals up to December 2025. Furthermore, as of December 31, 2022, we were engaged in eight Singapore dollar/U.S. dollar forward agreements totaling $7.3 million at an average forward rate of Singapore dollar/U.S. dollar 1.3411, with settlements up to December 2023.

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

D. Trend Information

Total seaborne container trade demand decreased by 3.8% in 2022, partially reversing a 6.6% increase in 2021. The primary reasons for such a decrease, among others, were the global inflationary pressures, the disposal of income in the developed economies towards services sectors (tourism, restaurants etc) following the removal of lockdown measures rather than the consumption of finished products, and the continuation of the strict lockdown policy that was in effect in China for most of the year. As of February 2023, Clarkson Research estimates seaborne container trade demand in 2023 to fall by 1.6% compared to 2022.

Total containership supply grew at around 4.0% in 2022 as demolition activity remained at very low levels with only 11 containerships scrapped within the year.  The increase in the containership supply during 2022, in conjunction with the decrease in seaborne container trade, contributed to the fall in Clarkson Research’s Containership Timecharter Index by 71% at the end of 2022 compared to the end of 2021.

According to Clarkson Research, idle containership fleet represented 2.8% of the total fleet at the end of 2022. Containership ordering in 2022 increased to 2.7 million TEU taking the total orderbook of containership vessels to 7.4 million TEU, representing around 29.0% of the total fleet at the end of 2022; 69% of the orderbook consisted of vessels larger than 12,000 TEU. If the containership demand does not improve in the following years, there may be negative pressure on charter rates across the industry.

Total seaborne dry bulk trade demand decreased by 2.7% in 2022 as demand for commodities was hampered by, among others, the Russia-Ukraine crisis and the strict lockdown policy that was in effect in China for most of the year. The primary driver of such decrease during 2022 was a 2.4% year over year decrease in seaborne iron ore demand coupled with a 3.7% year over year decrease in seaborne grain trade.

The total supply of dry bulk vessels grew 2.9% during 2022, bringing the total fleet size to 971.9 million dwt. Ordering of new dry bulk vessels remained relatively slow for the entire year, and at the end of 2022, the total dry bulk vessel orderbook was 73.7 million dwt or 7.6% of the total fleet, with expected deliveries between 2023 and 2025.

As demand for dry bulk commodities weakened during 2022, earnings for dry bulk vessels as measured by the Baltic Dry Index decreased by 49% year over year driven by a softening demand for commodities and the decrease in the global port congestion compared to the previous year.

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

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2022 resulted in an impairment loss of $1.7 million, in aggregate, in relation to four of our dry bulk vessels. As of December 31, 2020 and 2021 our assessment concluded that $31.6 million and nil, respectively, of impairment loss should be recorded.

Charter rates are subject to change based on a variety of factors that we cannot control.  If, as at December 31, 2021 and 2022, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2021		December 31, 2022
	No. of Container Vessels (*)	Amount ($ US Million) (**)	No. of Container Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	1	1.1	—	—
3-year historical average rate	1	1.1	—	—
1-year historical average rate	—	—	—	—

(*)	Number of container vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

	December 31, 2021		December 31, 2022
	No. of Bulker Vessels (*)	Amount ($ US Million) (**)	No. of Bulker Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of bulker vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2022, and suggests that 24 of our 112 vessels in the water may have current market values below their carrying values (none of our 111 vessels in the water as at December 31, 2021).

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2022 and 2021. For the calculation of the estimated market values, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2023 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2022), the Company uses charter free third party valuations as at December 31, 2022. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2022 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

Containership Fleet

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2021 ($ US Million)(1) (**)	Carrying Value December 31, 2022 ($ US Million)(1)
1	Triton	14,424	2016	November 2018	109.0	104.8
2	Titan	14,424	2016	November 2018	109.6	105.4
3	Talos	14,424	2016	November 2018	109.8	105.7
4	Taurus	14,424	2016	November 2018	108.8	106.0
5	Theseus	14,424	2016	November 2018	108.9	106.5
6	YM Triumph	12,690	2020	July 2020	90.3	87.6
7	YM Truth	12,690	2020	August 2020	90.4	87.6
8	YM Totality	12,690	2020	September 2020	90.9	88.2
9	YM Target	12,690	2021	February 2021	91.9	89.1
10	YM Tiptop	12,690	2021	May 2021	93.2	90.4
11	Cape Akritas	11,010	2016	March 2021	79.6	76.6
12	Cape Tainaro	11,010	2017	March 2021	79.3	78.3
13	Cape Kortia	11,010	2017	March 2021	79.3	78.4
14	Cape Sounio	11,010	2017	March 2021	78.8	77.6
15	Cape Artemisio	11,010	2017	March 2021	77.6	76.2
16	Cosco Hellas	9,469	2006	July 2006	54.6	51.4
17	Zim Shanghai (ex. Cosco Guangzhou)	9,469	2006	February 2006	53.0	50.0
18	Beijing	9,469	2006	June 2006	53.9	50.8
19	Yantian	9,469	2006	April 2006	53.6	50.5
20	Zim Yantian (ex. Cosco Ningbo)	9,469	2006	March 2006	53.1	50.1
21	MSC Azov	9,403	2014	January 2014	81.3	77.8
22	MSC Ajaccio	9,403	2014	March 2014	81.6	78.1
23	MSC Amalfi	9,403	2014	April 2014	82.1	78.7
24	MSC Athens	8,827	2013	March 2013	78.8	75.1
25	MSC Athos	8,827	2013	April 2013	77.9	74.4
26	Valor	8,827	2013	June 2013	73.1	70.0

27	Value	8,827	2013	June 2013	73.2	70.1
28	Valiant	8,827	2013	August 2013	74.0	70.9
29	Valence	8,827	2013	September 2013	74.4	71.2
30	Vantage	8,827	2013	November 2013	74.5	71.4
31	Navarino*	8,531	2010	May 2010	80.7	76.7
32	Maersk Kleven	8,044	1996	September 2018	12.9	12.2
33	Maersk Kotka	8,044	1996	September 2018	12.7	12.0
34	Maersk Kowloon	7,471	2005	May 2017	14.9	14.3
35	Kure	7,403	1996	December 2007	11.5	12.9
36	Methoni (ex. MSC Methoni)	6,724	2003	October 2011	36.5	33.7
37	Porto Cheli	6,712	2001	June 2021	36.5	33.6
38	Sealand Washington(2)	6,648	2000	August 2000	24.7	-
39	Zim Tampa (ex. Kobe)	6,648	2000	June 2000	23.7	21.7
40	Maersk Kalamata(2)	6,644	2003	June 2003	31.0	-
41	Zim America (ex. Maersk Kingston)	6,644	2003	April 2003	30.8	28.7
42	Zim Vietnam (ex. Maersk Kolkata)	6,644	2003	January 2003	30.0	28.8
43	Aries	6,492	2004	February 2021	10.3	12.3
44	Argus	6,492	2004	March 2021	10.3	12.1
45	Porto Germeno	5,908	2002	June 2021	34.3	33.2
46	Glen Canyon	5,642	2006	March 2021	12.0	12.0
47	Porto Kagio	5,570	2002	June 2021	33.7	33.9
48	Leonidio	4,957	2014	May 2017	18.1	17.4
49	Kyparissia	4,957	2014	May 2017	18.1	17.4
50	Megalopolis	4,957	2013	July 2018	22.0	21.1
51	Marathopolis	4,957	2013	July 2018	22.1	21.2
52	Oakland *	4,890	2000	October 2000	19.7	18.0
53	Gialova	4,578	2009	August 2021	20.0	19.2
54	Dyros	4,578	2008	January 2022	-	19.1
55	Norfolk *	4,259	2009	May 2021	26.5	25.3
56	Vulpecula	4,258	2010	December 2019	10.2	10.5
57	Volans	4,258	2010	December 2019	10.2	10.4
58	Virgo	4,258	2009	January 2020	9.7	10.0
59	Vela	4,258	2009	December 2019	10.0	9.6
60	Androusa	4,256	2010	April 2021	20.6	20.2
61	Neokastro	4,178	2011	December 2020	10.6	10.2
62	Ulsan	4,132	2002	February 2012	18.2	19.3
63	Lakonia	2,586	2004	December 2014	7.4	7.1
64	Scorpius	2,572	2007	September 2020	7.1	6.6
65	Etoile	2,556	2005	November 2017	9.4	8.9
66	Areopolis	2,474	2000	May 2014	6.7	6.3
67	Michigan	1,300	2008	April 2018	5.7	5.5
68	Trader	1,300	2008	April 2018	5.7	5.6
69	Luebeck	1,078	2001	August 2012	4.8	4.4
				TOTAL	3,165.8	3,020.3

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2021 and 2022.
(2)	As of December 31, 2022, the vessel was classified as held for sale.
*
Indicates container vessels which we believe, as of December 31, 2022, may have had fair values below their carrying values. As of December 31, 2022, we believe that the aggregate carrying value of these three vessels was $16.5 million more than their market value.

**	We believe that as of December 31, 2021 all our container vessels had fair values that exceeded their carrying values.

Dry Bulk Fleet

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2021 ($ US Million)(1) (**)	Carrying Value December 31, 2022 ($ US Million)(1)
1	Aeolian*	83,478	2012	August, 2021	21.0	22.2
2	Greneta	82,166	2010	December, 2021	18.9	17.9
3	Hydrus*	81,601	2011	December, 2021	18.7	17.7
4	Phoenix*	81,569	2012	December, 2021	19.7	21.6
5	Builder*	81,541	2012	June, 2021	21.9	22.2
6	Farmer*	81,541	2012	September, 2021	21.7	20.9
7	Sauvan	79,700	2010	July, 2021	16.2	15.3
8	Rose*	76,619	2008	October, 2021	17.8	16.5
9	Merchia	63,800	2015	December, 2021	23.7	22.6
10	Seabird	63,553	2016	July, 2021	22.0	20.9
11	Dawn	63,530	2018	July, 2021	23.2	22.3
12	Orion	63,473	2015	November, 2021	23.6	22.5
13	Damon*	63,227	2012	December, 2021	22.3	21.5
14	Titan I*	58,090	2009	November, 2021	16.3	15.2
15	Eracle*	58,018	2012	July, 2021	15.3	15.7
16	Pythias*	58,018	2010	December, 2021	17.5	16.4
17	Norma*	58,018	2010	March 2022	-	16.0
18	Oracle*	57,970	2009	January 2022	-	15.8
19	Uruguay	57,937	2011	September, 2021	18.2	17.1
20	Curacao	57,937	2011	October, 2021	18.3	17.2
21	Athena*	57,809	2012	September, 2021	15.4	15.7
22	Thunder(2)	57,334	2009	September, 2021	13.9	-
23	Serena*	57,266	2010	August, 2021	14.7	14.5
24	Libra*	56,729	2010	January 2022	-	14.7
25	Pegasus*	56,726	2011	June, 2021	14.4	14.3
26	Merida*	56,670	2012	August, 2021	16.4	15.6
27	Clara	56,557	2008	August, 2021	14.6	13.6
28	Peace	55,709	2006	July, 2021	12.1	11.8
29	Pride	55,705	2006	July, 2021	12.1	11.1
30	Bermondi*	55,469	2009	October, 2021	16.1	15.5
31	Comity	37,302	2010	August, 2021	12.2	11.5
32	Verity*	37,163	2012	July, 2021	13.7	14.6
33	Parity*	37,152	2012	September, 2021	13.8	14.9
34	Acuity	37,149	2011	July, 2021	14.0	13.5
35	Equity	37,071	2013	October, 2021	14.9	14.4
36	Discovery	37,019	2012	July, 2021	13.9	13.3
37	Taibo	35,112	2011	September, 2021	10.2	12.4
38	Bernis	34,627	2011	July, 2021	13.3	12.6

39	Manzanillo	34,426	2010	July, 2021	11.2	10.6
40	Adventure	33,755	2011	June, 2021	10.0	9.8
41	Alliance	33,751	2012	July, 2021	10.0	11.0
42	Cetus	32,527	2010	October, 2021	12.1	11.3
43	Progress	32,400	2011	August, 2021	13.0	12.0
44	Miner*	32,300	2010	August, 2021	12.5	11.8
45	Konstantinos	32,178	2012	September, 2021	11.8	12.5
46	Resource	31,776	2010	September, 2021	12.4	11.1
				TOTAL	685.0	701.6

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2021 and 2022.
(2)	Vessel sold in 2022.
*
Indicates dry bulk vessels which we believe, as of December 31, 2022, may have had fair values below their carrying values. As of December 31, 2022, we believe that the aggregate carrying value of these 21 vessels was $29.4 million more than their aggregate market value.

**	We believe that as of December 31, 2021 all our dry-bulk vessels had fair values that exceeded their carrying values.

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

Derivative Financial Instruments

We enter into interest rate swap/cap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings and into cross-currency swap agreements which convert our Company’s variability of the interest and principal payments of specific borrowings in Euro into USD functional currency cash flows in order to hedge our exposure to fluctuations deriving from Euro. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at redesignation in its assessment of effectiveness of the cash flow hedge.

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

Also, we enter into forward freight agreements to establish market positions in the dry bulk derivative freight markets and to hedge our exposure in the physical dry bulk freight markets. We also enter into bunker swap agreements in order to hedge our exposure to bunker prices. We have not designated these forward freight agreements and bunker swaps agreements as hedge accounting instruments.

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

Name	Age	Position
Konstantinos Konstantakopoulos	53	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	54	Chief Financial Officer and Class II Director
Vagn Lehd Møller	76	Class II Director
Charlotte Stratos	68	Class III Director
Konstantinos Zacharatos	50	Class I Director
Anastassios Gabrielides	58	General Counsel and Secretary

The term of our Class I director expires in 2023, the term of our Class II directors expires in 2024 and the term of our Class III directors expires in 2025.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served as a member of the board of directors (2011-2015) and chairman (2012-2015) of Scan Global Logistics A/S, a Danish based internal logistics company. He has also served as member of the board of directors and chairman of ZITON A/S (2012-2021) and Jack-up InvestCo 2 A/S (2012-2021) and as a member of the board of directors of Jack-up InvestCo 3 Plc. (2012-2021), all being companies investing in jack-up vessels chartered to off-shore windmill companies. Mr. Møller currently serves as chairman of the boards of Navadan A/S (since 2011), a Danish company supplying tank cleaning systems and products and of The Survey Association A/S (since 2015), a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. From 2008 to 2020, Ms. Stratos served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, she served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company as Vice President, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2016, she was an independent director of Hellenic Carriers Ltd. a shipping company listed on London’s AIM. From 2006 to 2008, she served at the board of Emporiki Bank. Ms. Stratos is currently an independent director of Okeanis Eco Tankers Corp. a tanker company listed on the Oslo stock exchange.

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

B. Compensation of Directors and Senior Management

Our independent non-executive directors receive annual fees in the amount of $80,000, plus reimbursement for their out-of- pocket expenses. Our non-independent directors do not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer  and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed and are compensated for their services by Costamare Shipping and/or Costamare Services. Our chief financial officer is also employed and compensated by Costamare Bulkers.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by such exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non- independent directors and a combined corporate governance, nominating and compensation committee with one non- independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

D. Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. Our chief financial officer is also employed by and receives compensation for his services from Costamare Bulkers. As of December 31, 2022, Costamare Shipping and Costamare Services employed approximately 160 shore-based employees in total and approximately 2,700 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. As of December 31, 2022, Costamare Bulkers had three shore-based employees, of which one was also employed by Costamare Services.  Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of March 21, 2023 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 21, 2023 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 122,685,888 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock, 3,986,542 Series D Preferred Stock and 4,574,100 Series E Preferred Stock outstanding as of March 21, 2023. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
Identity of Person or Group	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	32,268,462	26.3%
Gregory Zikos(2)	*
Konstantinos Zacharatos(3)	*
Vagn Lehd Møller	*
Charlotte Stratos	—
Anastassios Gabrielides(4)	*
All officers and directors as a group (six persons)	32,346,306	26.4%
5% Beneficial Owners
Achillefs Konstantakopoulos(5)	21,862,174	17.8%
Christos Konstantakopoulos(6)	20,551,588	16.8%

(1)
Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 13,182,873 shares of common stock directly and 18,781,888 shares of common stock indirectly through entities he controls and his immediate family owns 303,701 shares of common stock. He also holds 12,800 shares of Series B Preferred Stock, 24,749 shares of Series C Preferred Stock, 60,153 shares of Series D Preferred Stock and 305,000 shares of Series E Preferred Stock through an entity he controls, 0.6%, 0.6%, 1.5% and 6.7%, respectively, of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively.

(2)	Gregory Zikos holds less than 1% of our issued and outstanding Series E Preferred Stock.
(3)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.
(4)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock.
(5)
Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 18,438,585 shares of common stock directly and 2,643,589 shares of common stock indirectly through entities he controls and his immediate family owns 780,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock.

(6)	Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 20,551,588 shares of common stock directly.
*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 21, 2023, we had approximately 25,329 beneficial owners of our common stock.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships and dry bulk vessels is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning entity and the relevant manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% indirectly owned by our chairman and chief executive officer, provides brokerage services to our containership vessels.

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

Costamare Shipping is the head manager for our containerships and dry bulk vessels, and provides us with commercial, technical and other management services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of March 21, 2023, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other third party managers, provides our fleet of containerships and dry bulk vessels with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant third party manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Our managers and third-party managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.

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

Costamare Shipping received in 2022 and 2021 a fee of $1,020 and $956 per day pro-rated for the calendar days we own each vessel, respectively. This fee is reduced to $510 per day ($478 in 2021) in the case of any vessel subject to a bareboat charter. We will also pay Costamare Shipping a flat fee of $839,988 ($787,405 for 2021) per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2022 and 2021, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2022 and 2021 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 ($625,000 for 2021) and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2023. During the year ended December 31, 2022 and December 31, 2021, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $1.8 million and $2.8 million, respectively, for services provided in accordance with the relevant management agreements. For the years ended December 31, 2022 and December 31, 2021, we paid aggregate fees of $2.7 million and $2.5 million, respectively and for each of the years ended December 31, 2022 and 2021, we issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2022, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for two more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

Costamare Shipping provides management services in respect of one containership and one dry bulk vessel privately owned by our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of one container vessels privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

V.Ships Greece, V.Ships Shanghai, HanseContor, Blue Net, Blue Net Asia, BSM and FML provide and actively seek to provide services to third parties, while Vinnen provides services to container vessels related to their owners.

 Agency Agreements

On November 14, 2022, Costamare Bulkers Inc. entered into separate agreements for the provision of chartering, cargo sourcing and/or research services with each of the Agency Companies on an exclusive basis. Each of the Agency Companies is directly or indirectly owned by Konstantinos Konstantakopoulos, our chairman and chief executive officer. During the year ended December 31, 2022, the Agency Companies received in aggregate the amount of $2.8 million for services provided in accordance with the respective agreements. See “Item 4. Information on the Company—A. History and Development of the Company”.

Term and Termination Rights

Under the agreements between Costamare Bulkers and each of the Agency Companies, Costamare Bulkers may terminate the agreement with the respective Agency Company, with immediate effect by notice, if such Agency Company (a) is subject to an insolvency event, (b) is a sanctioned person, (c) commits a material breach of the agreement that cannot be remedied or was not remedied in due time or (d) commits repeated breaches of the agreement so as to deprive Costamare Bulkers of the use or enjoyment of its services, or to cause business disruption or substantial inconvenience. In addition, Costamare Bulkers may also terminate the agreements in accordance with the force majeure clauses thereunder.

Fees
Under the agreements between Costamare Bulkers and each of the Agency Companies, Costamare Bulkers shall pay to each Agency Company, fees for the performance and provision of services by such Agency Company, calculated on the basis of (a) the cost base of the relevant Agency Company, plus (b) an arm’s length mark up in accordance with the remuneration for the functions performed, risks assumed and assets employed by the relevant Agency Company, plus (c) any costs incurred by the relevant Agency Company (as paying agent only) on behalf of Costamare Bulkers in the performance and provision of such services.

In the year ended December 31, 2022, the Agency Companies received in aggregate a fee of $2.8 million.

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

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our vessels and a covered vessel majority-owned by either of them are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of March 21, 2023, with respect to one containership and one dry bulk vessel owned by Konstantinos Konstantakopoulos, but does not apply with respect to six containerships and four dry bulk vessels privately owned by Mr. Konstantakopoulos and one containership where Konstantinos Zacharatos holds a minority interest.

As of March 21, 2023, Konstantinos Konstantakopoulos, alone or in one instance with Konstantinos Zacharatos, had an ownership interest in seven containerships and five dry bulk vessels pursuant to waivers to or otherwise in compliance with the respective restrictive covenant agreement. We cannot rule out the possibility that additional such waivers will be granted by our Board of Directors in future periods.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of approximately 71 million shares entitled to these registration rights.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until March 21, 2023, members of the Konstantakopoulos family have reinvested in full or in part their cash dividends, receiving an aggregate of 19.0 million shares.

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

Other Transactions

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, owns one containership vessel (which is comparable to two of our vessels) and holds a passive interest in certain companies that own six containerships comparable to 24 of our vessels (including two vessels acquired under the Framework Deed). Mr. Konstantakopoulos also has a controlling interest in one company that owns one dry bulk vessel (which is comparable to 16 of our vessels) and holds a minority interest, together with members of his family and third parties, in a business involved in the ownership of four dry bulk vessels (which are comparable to 21 of our vessels). Mr. Konstantakopoulos may acquire additional vessels.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed itself, will terminate on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein. As part of the Framework Deed, we hold a minority stake in the Joint Venture vessels. Four of our containerships have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or together with V.Ships Greece directly or, upon being directed to do so, through V.Ships Shanghai. During the year ended December 31, 2022, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $1.8 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our containerships and to the containerships acquired pursuant to the Framework Deed, as well as to other third party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. Blue Net provided until August 2021 chartering brokerage services in exchange for a fee to the vessels belonging to a chartering pool which included one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company 50% indirectly owned by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

In connection with Costamare’s investment in the leasing business, Neptune entered into the Neptune Management Agreement with the Neptune Manager.  The Neptune Manager is 51% owned by Konstantinos Konstantakopoulos, our chairman and chief executive officer. Pursuant to the Neptune Management Agreement, Neptune will pay the Neptune Manager an annual fee in exchange for administrative and strategic services. See “Item 4. Information on the Company—A. History and Development of the Company”.

Konstantinos Konstantakopoulos owns 47.5% of the shares and voting rights of the Greek Institute of Maritime Education (“GIME”), which cooperates with the Business College of Athens, a private educational institution, for the provision of the certain on-line academic bachelor’s or master’s degrees in Maritime Business, Ship Management, Marine Engineering Management and Maritime Cyber Security. On January 30, 2023, the Company agreed to offer grants of up to €2,000 per seafarer towards the fees for the aforementioned degrees or any individual course offered thereunder leading to a certificate or diploma from the Business College of Athens, up to €200,000 in total grants. Additionally, GIME is providing a discount to our seafarers of up to 30% of the total fees per student, depending on the qualification sought.

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

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

A subsidiary of the Company and Costamare Shipping are defendants and third-party defendants in lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California.  The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”).  The claimants in the lawsuit allege that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill.  The complaint alleges that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.

On February 8, 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve a putative class action claim for economic losses and property damage allegedly incurred by individuals and businesses affected by the oil spill, which is subject to court approval. On February 27, 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve claims asserted by Amplify and subrogation claims by Amplify’s property damage and loss of production insurers.  In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping have admitted liability.  The Company believes that any payments that will be required under these settlement agreements will be fully covered by insurance.

There are certain other claims outstanding, including a claim by certain insurers that provided liability insurance coverage to Amplify that was triggered by the discharge of oil from Amplify’s pipeline. The Company is defending against the allegations of the remaining claimants.  The Company believes that adequate insurance is in place to cover any liability, if any should arise, from the remaining claims that have been asserted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles, although there can be no assurance our insurers would agree in any particular case. Furthermore, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

We paid dividends to holders of our Preferred Stock as per the table below:

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
October 15, 2013	$0.365400	-	-	-
January 15, 2014	$0.476563	-	-	-
April 15, 2014	$0.476563	$0.495833	-	-
July 15, 2014	$0.476563	$0.531250	-	-
October 15, 2014	$0.476563	$0.531250	-	-
January 15, 2015	$0.476563	$0.531250	-	-
April 15, 2015	$0.476563	$0.531250	-	-
July 15, 2015	$0.476563	$0.531250	$0.376736	-
October 15, 2015	$0.476563	$0.531250	$0.546875	-
January 15, 2016	$0.476563	$0.531250	$0.546875	-
April 15, 2016	$0.476563	$0.531250	$0.546875	-
July 15, 2016	$0.476563	$0.531250	$0.546875	-
October 17, 2016	$0.476563	$0.531250	$0.546875	-
January 17, 2017	$0.476563	$0.531250	$0.546875	-
April 17, 2017	$0.476563	$0.531250	$0.546875	-
July 17, 2017	$0.476563	$0.531250	$0.546875	-
October 16, 2017	$0.476563	$0.531250	$0.546875	-
January 16, 2018	$0.476563	$0.531250	$0.546875	-
April 16, 2018	$0.476563	$0.531250	$0.546875	$0.462240
July 16, 2018	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2018	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
January 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
April 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2022	$0.476563	$0.531250	$0.546875	$0.554688
October 17, 2022	$0.476563	$0.531250	$0.546875	$0.554688
January 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688

Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, February 5, 2021 and May 6, 2021, and $0.115 per share on August 5, 2021, November 5, 2021, February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022 and February 7, 2023.  On May 5, 2022, we also paid a special dividend of $0.50 per share.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022 and February 7, 2023, we issued 274,939 shares, 1,420,709 shares, 330,961 shares, 428,300 shares and 384,177 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates.

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

Set out below is a table showing the dividends and distributions paid in 2018, 2019, 2020, 2021 and 2022.

	Year Ended December 31,
	2018	2019	2020	2021	2022	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$20.9	$27.4	$34.3	$40.2	$88.4	$211.2
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	23.1	18.5	13.8	12.6	30.3	98.3
Preferred Stock dividends paid	28.3	31.3	31.2	31.1	31.1	153.0
Total	$72.3	$77.2	$79.3	$83.9	$149.8	$462.5

B. Significant Changes

See “Item 18. Financial Statements—Note 22. Subsequent Events” below.

ITEM 9.	THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of (i) 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2022, 127,038,413 shares were issued, of which 4,736,702 were treasury shares and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2022: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and 4,574,100 are outstanding. All of our shares of stock are in registered form.

Please see Note 16 to our consolidated financial statements included elsewhere in this annual report for a discussion of the recent history of our share capital.

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

(e)
Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet—Framework Deed”.

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

(k)
Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated March 14, 2023, by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited, please see “Item 4. Information on the Company—A. History and Development of the Company”.

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

Marshall Islands	Delaware

Removal:	Removal:

• Any or all of the directors may be removed for cause by vote of the shareholders.	• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

• If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenter’s Rights of Appraisal

With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

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

Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered substantially all our vessels to unrelated charterers on the basis of voyage and time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

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

I. Subsidiary Information

As of December 31, 2022, we have no indebtedness outstanding at Joint Venture entities guaranteed by the Company.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.  From time to time, we take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our floating-rate debt. Generally, our approach is to economically hedge a portion of the floating-rate debt and we manage the exposure to the rest of our debt based on our outlook for interest rates and other factors.

Our interest expense is affected by changes in the general level of interest rates, primarily LIBOR / SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the aforementioned reference rates would have decreased our net income and cash flows during the year ended December 31, 2022 by approximately $10.8 million based upon our debt level during 2022.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2023	8.0
2024	6.4
2025	4.8
2026	3.5
2027	2.3

Derivative Financial Instruments

Interest Rates

According to our long-term strategic plan to maintain stability in our interest rate exposure, we have decided to minimize our exposure to floating interest rates by entering into interest rate swap/cap agreements. To this effect, we have entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure.  Furthermore, we enter into cross currency swap agreements and foreign currency exchange agreements to manage our exposure to fluctuations of foreign currencies risks.

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

(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: These interest rate swaps/caps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month LIBOR or SOFR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate derivative instruments qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate derivative instruments are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” within stockholders’ equity and recognized in the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

As of December 31, 2021 and 2022, we had interest rate swap and interest rate cap agreements with an outstanding notional amount of $446.8 million and $972.6 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2021 and 2022, amounted to a liability of $0.7 million and an asset of $60.8 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between July 2024 and March 2031.

(b) Interest rate swaps and interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2021 and 2022, we did not hold any interest rate swaps or interest rate caps that did not qualify for hedge accounting.

(c) Cross currency swap agreements that meet the criteria for hedge accounting: We have entered into two cross-currency swap agreements, which converted our variability of the interest and principal payments in Euro into USD functional currency cash flows with specific borrowings, in order to hedge our exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging instruments for accounting purposes. As of December 31, 2022, we had two cross-currency swap agreements with a total outstanding notional amount of $122.4 million. The fair value of these cross-currency swap agreements outstanding at December 31, 2022 amounted to a liability of $15.9 million. Both mature in November 2025.

(d) Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2022, approximately 31% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2022, the Company was engaged in 36 Euro/U.S. dollar contracts totaling $108.6 million at an average forward rate of Euro/U.S. dollar 1.0690 expiring in monthly intervals up to December 2025 and in eight Singapore dollar /U.S. dollar contracts totaling $7.3 million at an average forward rate of Singapore dollar /U.S. dollar 1.3411, with settlements up to December 2023. As of December 31, 2021, the Company was engaged in six Euro/U.S. dollar contracts totaling $15.0 million at an average forward rate of Euro/U.S. dollar 1.1668, expiring in monthly intervals up to June 2022. As of December 31, 2020, the Company was engaged in eight Euro/U.S. dollar contracts totaling $16.0 million at an average forward rate of Euro/U.S. dollar 1.1962 expiring in monthly intervals up to August 2021.

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Freight Derivatives

From time to time, we take positions in freight derivatives, mainly through forward freight agreements. If we take positions in freight derivatives, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the year ended December 31, 2022, we entered into a number of forward freight agreements. We use the freight derivatives to establish market positions. We also use the freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market. Our forward freight agreements are cleared on a daily basis through clearinghouses. Customary requirements for trading in forward freight agreements include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred.

As of December 31, 2022, the fair value of our outstanding freight derivatives was an asset of $0.1 million. A change in the daily forward rates of $1,000 would not have a material impact in the Company’s financial position as of December 31, 2022. In 2022, we recorded a gain on our freight derivatives of $0.1 million.

Bunker Swap Agreements

From time to time, we enter into bunker swap agreements to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. If we take positions in bunker swaps or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the year ended December 31, 2022, we entered into one bunker swap. We use bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2022, the fair value of our outstanding bunker swap agreement was a liability of $0.01 million, expiring within the first quarter of 2023. In 2022, we recorded a loss of $0.01 million on our bunker swap.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

In making its assessment of our internal control over financial reporting as of December 31, 2022, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2022, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022, which is incorporated by reference into Item 15.C. below.

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

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2022.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021 and 2022.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2022 and 2021 and breaks down these amounts by the category of service.

	2022	2021
Audit fees	€660,000	€527,000
Audit-related fees	€207,000	€329,000
Tax fees	€12,660	€8,906
All other fees	€8,270	€—
Total fees	€887,930	€864,906

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2022 and 2021 and for the review of the quarterly financial information.

Audit-Related Fees

Audit-related fees represent compensation for professional services rendered that are reasonably related to the performance of the audit or review of financial statements and are not included in “Audit Fees.”

Tax fees

The full amount of tax fees in 2021 and 2022 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2021 and December 31, 2022.

All other fees

All other fees in 2021 and 2022 amounted to €0 and €8,270, respectively, and relate to permissible non-audit services. All other fees are approved by the Audit Committee.

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

During the year ended December 31, 2021, the Company did not acquire any common or preferred shares under the program. During the year ended December 31, 2022, the Company acquired, under the share purchase program, 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share, including commissions.

Set forth below are the common shares purchased or received in 2022 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2022
February 2022	248,899(1)
March 2022	74,800(2)
April 2022
May 2022	1,282,993(1)
June 2022	216,390 74,800(2)	11.90
July 2022	417,418	10.87
August 2022	298,941(1) 100,000	11.54
September 2022	738,187 74,800(2)	9.57
October 2022	321,090	8.92
November 2022	388,327(1)
December 2022	74,800(2)
Total	4,311,445

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.
(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

Set forth below are the 4,736,702 common shares that the Company acquired in 2022 under the share purchase program.  As of December 31, 2022, the approximate dollar value of common shares that may yet be purchased under the share purchase program is $89.9 million.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share ($)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
January 2022
February 2022
March 2022
April 2022
May 2022		13.59	1,553,472	128,890,486
June 2022		12.27	2,987,737	92,222,784
July 2022		11.85	195,493	89,905,273
August 2022
September 2022
October 2022
November 2022
December 2022
Total		12.69	4,736,702	89,905,273

(1)	The average price paid per share includes commissions paid for each transaction.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-45 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

2.1	Description of Securities

4.1	Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on July 1, 2021 between Costamare Inc. and Konstantinos Konstantakopoulos(5)

4.2	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.3	Trademark License Agreement dated November 3, 2010, as amended and restated on March 14, 2022, between Costamare Inc. and Costamare Shipping Company S.A.(7)

4.4	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.5	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

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

4.10	Longshaw Agreement dated June 14, 2021, by and between Costamare Inc. and Longshaw Maritime Investments S.A. (7)*

4.11	Local Service Agreement dated November 14, 2022, between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH (8)

4.12	Local Service Agreement dated November 14, 2022, between Costamare Bulkers Inc. and Costamare Bulkers Services ApS (8)

4.13	Local Service Agreement dated November 14, 2022, between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd. (8)

4.14
Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated March 14, 2023, by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited

4.15	Amended and Restated Management Services Agreement dated March 14, 2023, among Neptune Maritime Leasing Limited and Neptune Global Financing Limited

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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
(7)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 28, 2022 and hereby incorporated by reference to such Annual Report.

(8)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on November 30, 2022 and hereby incorporated by reference to such Form 6-K.
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

Dated: April 3, 2023

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 3, 2023 expressed an unqualified opinion thereon.

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

Impairment of vessels

Description of the Matter

At December 31, 2022, the carrying value of the Company’s vessels was $3,666,861 thousand. As discussed in Notes 2, 7 and 21(c) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. As part of the assessment performed, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value to conclude whether indicators of impairment exist. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management recognizes impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days, when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about shipping market through the end of the useful lives of the vessels which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates used by management for non-contracted revenue days, with historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We assessed the adequacy of the Company’s disclosures in Notes 2, 7 and 21(c) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece

April 3, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 3, 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 3, 2023

COSTAMARE INC.

 Consolidated Balance Sheets

As of December 31, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	December 31, 2021	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$276,002	$718,049
Restricted cash (Note 2(e))	8,856	9,768
Accounts receivable, net (Note 3)	20,978	26,943
Inventories (Note 6)	21,365	28,039
Due from related parties (Note 3)	-	3,838
Fair value of derivatives (Notes 20 and 21)	-	25,660
Insurance claims receivable	3,970	5,410
Time charter assumed (Note 13)	198	199
Accrued charter revenue (Note 13)	7,361	10,885
Short-term investments (Note 5)	-	120,014
Prepayments and other assets	8,595	10,622
Vessels held for sale (Note 7)	78,799	55,195
Total current assets	426,124	1,014,622
FIXED ASSETS, NET:
Right-of-use assets (Note 12)	191,303	-
Vessels and advances, net (Note 7)	3,650,192	3,666,861
Total fixed assets, net	3,841,495	3,666,861
OTHER NON-CURRENT ASSETS:
Equity method investments (Note 10)	19,872	20,971
Accounts receivable, net, non-current (Note 3)	5,076	5,261
Deferred charges, net (Note 8)	31,859	55,035
Restricted cash, non-current (Note 2(e))	68,670	83,741
Time charter assumed, non-current (Note 13)	667	468
Accrued charter revenue, non-current (Note 13)	8,183	11,627
Fair value of derivatives, non-current (Notes 20 and 21)	3,429	37,643
Other non-current assets (Note 5)	1,666	-
Total assets	$4,407,041	$4,896,229
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$272,365	$320,114
Accounts payable	18,865	18,155
Due to related parties (Note 3)	1,694	2,332
Finance lease liabilities, net (Note 12)	16,676	-
Accrued liabilities	27,304	51,551
Unearned revenue (Note 13)	23,830	25,227
Fair value of derivatives (Notes 20 and 21)	6,876	2,255
Other current liabilities	2,417	3,456
Total current liabilities	370,027	423,090
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	2,169,718	2,264,507
Finance lease liabilities, net of current portion (Note 12)	99,689	-
Fair value of derivatives, non-current portion (Notes 20 and 21)	7,841	13,655
Unearned revenue, net of current portion (Note 13)	33,867	34,540
Total non-current liabilities	2,311,115	2,312,702
COMMITMENTS AND CONTINGENCIES (Note 14)	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 15)	-	3,487
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 16)	-	-
Common stock (Note 16)	12	12
Treasury stock (Note 16)	-	(60,095)
Additional paid-in capital (Note 16)	1,386,636	1,423,954
Retained earnings	341,482	746,658
Accumulated other comprehensive income / (loss) (Notes 20 and 22)	(2,231)	46,421
Total stockholders’ equity	1,725,899	2,156,950
Total liabilities and stockholders’ equity	$4,407,041	$4,896,229

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Operations

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2020	2021	2022
REVENUES:
Voyage revenue	$460,319	$793,639	$1,113,859
EXPENSES:
Voyage expenses	(7,372)	(13,311)	(49,069)
Voyage expenses-related parties (Note 3)	(6,516)	(11,089)	(15,418)
Vessels’ operating expenses	(117,054)	(179,981)	(269,231)
General and administrative expenses	(4,103)	(6,872)	(9,737)
General and administrative expenses – related parties (Note 3)	(6,912)	(9,947)	(9,792)
Management and agency fees-related parties (Note 3)	(21,616)	(29,621)	(46,735)
Amortization of dry-docking and special survey costs (Note 8)	(9,056)	(10,433)	(13,486)
Depreciation (Notes 7, 12 and 22)	(108,700)	(136,958)	(165,998)
Gain / (loss) on sale of vessels, net (Note 7)	(79,120)	45,894	126,336
Loss on vessels held for sale (Note 7)	(7,665)	-	-
Vessels’ impairment loss (Notes 7 and 8)	(31,577)	-	(1,691)
Foreign exchange gains / (losses)	(300)	29	3,208
Operating income	60,328	441,350	662,246
OTHER INCOME / (EXPENSES):
Interest income	1,827	1,587	5,956
Interest and finance costs (Note 18)	(68,702)	(86,047)	(122,233)
Swaps breakage cost, net (Note 20)	(6)	-	-
Income from equity method investments (Note 10)	16,195	12,859	2,296
Gain on sale of equity securities (Note 5)	-	60,161	-
Dividend income (Note 5)	-	1,833	-
Other, net	1,181	4,624	3,729
Gain / (loss) on derivative instruments, net (Note 20)	(1,946)	(1,246)	2,698
Total other expenses, net	(51,451)	(6,229)	(107,554)
Net income	$8,877	$435,121	$554,692
Net loss attributable to the non-controlling interest (Note 15)	-	-	263
Net income attributable to Costamare Inc.	$8,877	$435,121	$554,955
Earnings allocated to Preferred Stock (Note 17)	(31,082)	(31,068)	(31,068)
Gain on retirement of Preferred Stock (Note 17)	619	-	-
Net income / (loss) available to Common Stockholders	$(21,586)	$404,053	$523,887
Earnings / (losses) per common share, basic and diluted (Note 17)	$(0.18)	$3.28	$4.26
Weighted average number of shares, basic and diluted (Note 17)	120,696,130	123,070,730	122,964,358

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2020	2021	2022
Net income for the year	$8,877	$435,121	$554,692
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 20 and 22)	(6,806)	6,799	46,435
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs	-	-	1,286
Effective portion of changes in fair value of cash flow hedges (Notes 20 and 22)	-	(1,136)	868
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 22)	63	63	63
Other comprehensive income / (loss) for the year	$(6,743)	$5,726	$48,652
Total comprehensive income for the year	2,134	440,847	603,344
Comprehensive loss attributable to the non-controlling interest (Note 15)	-	-	263
Total comprehensive income for the year attributable to Costamare Inc.	$2,134	$440,847	$603,607

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, January 1, 2020	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	-	119,132,696	$12	-	$-	$1,351,352	$(1,214)	$60,578	$1,410,728
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,877	8,877
- Adoption of new accounting policy (Note 5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(543)	(543)
- Issuance of common stock (Notes 3 and 16)	-	-	-	-	-	-	-	-	3,027,942	-	-	-	17,437	-	-	17,437
- Retirement of Preferred Stock (Note 16)	(25,900)	-	(13,458)	-	(26,865)	-	(29,351)	-	-	-	-	-	(2,303)	-	619	(1,684)
- Dividends – Common stock (Note 16)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(48,127)	(48,127)
- Dividends – Preferred stock (Note 16)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,125)	(31,125)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,743)	-	(6,743)
BALANCE, Balance 31, 2020	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	122,160,638	$12	-	$-	$1,366,486	$(7,957)	$(9,721)	$1,348,820
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	435,121	435,121
- Issuance of common stock (Notes 3 and 16)	-	-	-	-	-	-	-	-	1,824,466	-	-	-	20,064	-	-	20,064
- Dividends – Common stock (Note 16)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(52,850)	(52,850)
- Dividends – Preferred stock (Note 16)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)
- Gain from common control transaction (Note 3)	-	-	-	-	-	-	-	-	-	-	-	-	86	-	-	86
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-	5,726	-	5,726
BALANCE, Balance 31, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	123,985,104	$12	-	$-	$1,386,636	$(2,231)	$341,482	$1,725,899
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	554,955	554,955
- Issuance of common stock (Notes 3 and 16)	-	-	-	-	-	-	-	-	3,053,309	-	-	-	37,318	-	-	37,318
- Repurchase of common stock (Note 16)	-	-	-	-	-	-	-	-	-	-	(4,736,702)	(60,095)	-	-	-	(60,095)
- Dividends – Common stock (Note 16)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(118,711)	(118,711)
- Dividends – Preferred stock (Note 16)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-	48,652	-	48,652
BALANCE, December 31, 2022	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950

(1)

Net income excludes net loss attributable to non-controlling interest of $263 during the year ended December 31, 2022. Temporary equity - non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the 2022 consolidated balance sheet. See Note 15 of the Notes to the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2020	2021	2022
Cash Flows From Operating Activities:
Net income:	$8,877	$435,121	$554,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	108,700	136,958	165,998
Credit loss provision	26	(324)	-
Amortization of debt discount	(933)	(1,280)	-
Amortization and write-off of financing costs	3,645	6,704	10,255
Amortization of deferred dry-docking and special survey costs	9,056	10,433	13,486
Amortization of assumed time charter	192	(424)	198
Amortization of hedge effectiveness excluded component from cash flow hedges	-	-	1,286
Equity based payments	3,655	7,414	7,089
Increase in short-term investments	-	-	(1,296)
Gain on sale of equity securities	-	(60,161)	-
(Gain) / loss on derivative instruments, net	1,759	1,246	(2,698)
(Gain) / loss on sale of vessels, net	79,120	(45,894)	(126,336)
Loss on vessels held for sale	7,665	-	-
Vessels’ impairment loss	31,577	-	1,691
Income from equity method investments	(16,195)	(12,859)	(2,296)
Changes in operating assets and liabilities:
Accounts receivable	3,852	(12,828)	(6,150)
Due from related parties	5,953	3,549	(3,838)
Inventories	91	(9,917)	(6,674)
Insurance claims receivable	(1,504)	(4,102)	(4,209)
Prepayments and other	(853)	3,133	(361)
Accounts payable	1,367	9,639	(710)
Due to related parties	(41)	1,261	638
Accrued liabilities	3,619	11,892	21,903
Unearned revenue	1,950	11,347	(2,267)
Other current liabilities	284	(599)	1,039
Dividend from equity method investees	16,653	6,370	1,114
Dry-dockings	(15,481)	(18,882)	(38,330)
Accrued charter revenue	21,250	(11,303)	(2,631)
Net Cash provided by Operating Activities	274,284	466,494	581,593
Cash Flows From Investing Activities:
Return of capital from equity method investments	32,996	8,820	14
Payments to acquire short-term investments	-	-	(178,718)
Settlements of short-term investments	-	-	60,000
Debt securities capital redemption	-	8,183	-
Proceeds from the settlement of insurance claims	2,228	1,035	2,769
Proceeds from sale of equity securities	-	63,963	-
Vessel acquisition and advances/Additions to vessel cost	(101,917)	(992,093)	(61,895)
Proceeds from the sale of vessels, net	30,296	122,636	220,318
Net Cash provided by / (used in) in Investing Activities	(36,397)	(787,456)	42,488
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	285,903	1,225,397	1,014,284
Repayment of long-term debt and finance leases	(451,038)	(655,400)	(984,313)
Payment of financing costs	(7,478)	(16,140)	(20,129)
Swap termination	(2,095)	-	-
Retirement of preferred stock	(1,684)	-	-
Repurchase of common stock	-	-	(60,095)
Dividends paid	(65,470)	(71,263)	(119,548)
Proceeds from issuance of common stock in subsidiary	-	-	3,750
Net Cash provided by / (used in) Financing Activities	(241,862)	482,594	(166,051)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(3,975)	161,632	458,030
Cash, cash equivalents and restricted cash at beginning of the year	195,871	191,896	353,528
Cash, cash equivalents and restricted cash at end of the year	$191,896	$353,528	$811,558
Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$63,725	$71,813	$100,699
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$13,783	$12,655	$30,231

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the year ended December 31, 2022, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 16). As of December 31, 2022, under the Plan, the Company has issued to its common stockholders 19,068,198 shares, in aggregate. As of December 31, 2022, the aggregate outstanding share capital was 122,301,711 common shares. As of December 31, 2022, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 60.8% of the outstanding common shares, in the aggregate.

As of December 31, 2022, the Company owned and/or operated a fleet of 69 container vessels with a total carrying capacity of approximately 525,821 twenty-foot equivalent units (“TEU”) and 45 dry bulk vessels with a total carrying capacity of approximately 2,436,134 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. As of December 31, 2021, the Company owned and/or operated a fleet of 72 container vessels with a total carrying capacity of approximately 543,645 TEU and 43 dry bulk vessels with a total carrying capacity of approximately 2,320,750 of DWT, through wholly owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since June 14, 2021, by chartering its dry bulk vessels to a diverse group of charterers (Note 3(d)). During the year ended December 31, 2022, a new dry bulk operating platform was established and operates under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 15). CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions.

At December 31, 2022, Costamare had 150 wholly-owned subsidiaries incorporated in the Republic of Liberia, 12 incorporated in the Republic of the Marshall Islands and three incorporated in the Republic of Cyprus. Furthermore, as of December 31, 2022, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands.

As the international container shipping industry recovered from the COVID-19 pandemic, time charter rates improved significantly from their sizable pandemic-related declines until the first half of 2022, due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. However, since the end of June 2022, time charter rates for containerships (across all sizes) have demonstrated significant declines of 75% on average, mainly driven by reduced growth in the transportation of containerized goods, inflation and the normalization of supply chains.

Similarly, the economic environment of the dry bulk segment has improved during the year of 2021 and in the first half of 2022 due to the increase in the demand for commodities. The ongoing geopolitical conflict between Russia and Ukraine has negatively impacted the export of dry bulk commodities from the Black Sea region, causing importing countries to look to other regions of the world for their import needs. The net effect on dry bulk shipping charter rates caused by the sourcing of dry bulk commodities from areas outside the Black Sea region is difficult to quantify since rates are dependent on a plethora of factors including the effect of diplomatic efforts such as the continuation of the multilateral agreement among Russia, Ukraine, Turkey and the United Nations to resume grain exports from the Black Sea region. The Black Sea conflict along with several geopolitical factors, such as the strict Covid-19 policy regime in China throughout most part of 2022, have resulted in charter rates weakening significantly during the fourth quarter of 2022 when compared to the third quarter of 2022.

The Russia-Ukraine conflict has also resulted in the imposition of sanctions that impact the international shipping industry. For example, our vessels may be required to make port calls in Russia that are not subject to primary sanctions but may, over time, expose us to secondary sanctions related to the maritime sector of the Russian economy.

The Company will continue to monitor the developments of the COVID-19 pandemic and of the Russia-Ukraine conflict along with their potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates on the situation if market circumstances warrant it.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2021 and 2022 no such interest existed.

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

	For the years ended December 31,
	2020	2021	2022
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$143,922	$276,002	$718,049
Restricted cash – current portion	4,998	8,856	9,768
Restricted cash – non-current portion	42,976	68,670	83,741
Total cash, cash equivalents and restricted cash	$191,896	$353,528	$811,558

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Operating lease receivables under ASC 842 are not in scope of ASC 326. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2021 and 2022, was nil.

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

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, including unamortized dry-docking costs (Note 2(m)), the Company proceeds to Step 2 of the impairment analysis for such vessel.

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2022 resulted in an impairment loss of $1,691. As of December 31, 2020 and 2021, the Company concluded that $31,577 and nil, respectively, of impairment loss should be recorded.

(l) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet. As of December 31, 2022 and 2021, two container vessels and four container vessels were classified as Held for sale, respectively.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

(o) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ and investees’ financial condition and receiving charter hires in advance, and therefore generally does not require collateral for its accounts receivable.

(p) Accounting for Revenues and Expenses: Revenues are primarily generated from time charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for 2020, 2021 and 2022 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2020	2021	2022
A	21%	16%	13%
B	20%	20%	18%
C	11%	12%	7%
D	29%	12%	8%
E	10%	9%	7%
Total	91%	69%	53%

(q) Derivative Financial Instruments: The Company enters into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements with counterparties to manage its exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Interest rate, differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as an accounting hedge of the variability of cash flow to be paid for a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of the undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

The interest rate caps are accounted for as cash flow hedges when they are expected to be highly effective in hedging variable rate interest payments under certain term loans. Changes in the fair value of the interest rate caps are reported within accumulated other comprehensive income. The initial value of the component excluded from the assessment of effectiveness is recognized in earnings using a systematic and rational method over the life of the hedging instrument. Any amounts excluded from the assessment of hedge effectiveness are presented in the same income statement line being Interest and finance costs where the earnings effect of the hedged item is presented.

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

Also, the Company enters into FFAs to establish market positions in the dry bulk derivative freight markets and to hedge its exposure in the physical dry bulk freight markets and into bunker swap agreements to hedge its exposure to bunker prices. The differentials paid or received under these instruments are recognized in earnings as part of the gain /(loss) on derivative instruments. The Company has not designated these FFAs and bunker swap agreements as hedge accounting instruments.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Furthermore, the Company enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts as hedge accounting instruments.

(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2022. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stockholders that accrue for the period and the gain on retirement of preferred stock which was recognized during the year ended December 31, 2020 (Note 17).

(s) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 20 and 22).

(t) Segment Reporting: The Company determined that currently it operates under three reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels, (2) a dry bulk vessels segment, as a provider of dry bulk commodities transportation services by chartering its dry bulk vessels and (3) operating platform which charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

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

(v) Non-controlling interest: The Company classifies non-controlling interest of its equity ventures based upon a review of the legal provisions governing the redemption of such interest. Those provisions are embodied within the equity venture’s operating agreement. The Company’s equity ventures that are subject to operating agreement provisions that require the Company to purchase the non-controlling equity holders’ interest upon the occurrence of certain specific triggering events that are not solely within the control of the Company, are classified as redeemable noncontrolling interest in temporary equity. Redeemable noncontrolling interest is initially recorded at its fair value as of the date of issue. Such fair value is determined using various accepted valuation methods, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. Subsequent to the closing date of the transaction ,the recorded value for redeemable non-controlling interest is adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the non-controlling interest, which is calculated by multiplying the non-controlling interest percentage by the comprehensive income (loss) of the equity venture’s during the reporting period, (b) dividends paid to the noncontrolling interest holders during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the equity venture, as a result of which the Company retains its controlling interest.

If the Company determines at the end of the reporting period that it is probable that an event would occur to otherwise require the redemption of a redeemable non-controlling interest (redeemable non-controlling interest is currently redeemable), then the Company adjusts the recorded amount to its maximum redemption amount at the reporting date. If the Company determines that it is not probable that an event would occur to otherwise require the redemption of a redeemable non-controlling interest (i.e., the date for such event is not set or such event is not certain to occur), then the redeemable non-controlling interest is not considered currently redeemable, and no further adjustment is required.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

(x) Right-of-Use Asset - Finance Leases: The Financial Accounting Standards Board (“FASB”) ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

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

A lessee initially measures the finance right-of-use asset at cost which consists of the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset.

For sale and leaseback transactions, if the transfer is not a sale in accordance with ASC 842-40-25-1 through 25-3, the Company, as seller-lessee - does not derecognize the transferred asset and accounts for the transaction as financing. An excess of carrying value over fair market value at the date of sale would indicate that the recoverability of the carrying amount of an asset should be assessed under the guidelines of ASC 360.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(y) Investments in Equity and Debt Securities:

ASC 825 “Financial Instruments” requires equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with changes in the fair value recognized through net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for practical expedient in ASC 820 to estimate fair value using the net asset value (“NAV”) per share (or its equivalent) of the investment, entities may choose to measure those investments at cost, less any impairment. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

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

(z) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Notes 3 and 16(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of operations.

(aa) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity's ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(ab) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. The cost of the acquired shares is shown as a deduction in stockholders' equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and are not shown as a reduction in equity. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when the reporting entity’s management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(ac) Short-term investments: Short-term investments consist of U.S. Treasury Bills with maturities exceeding three months at the time of purchase and are stated at amortized cost, which approximates fair value.

(ad) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue from Contracts with Customers, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

New Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 could be adopted as of March 12, 2020 through December 31, 2022.

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. The Company will continue to evaluate transactions or contract modifications occurring as a result of reference rate reform and to determine whether to apply the optional guidance. As of December 31, 2022, the Company has not yet elected any optional expedients provided in the standard.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 to allow Costamare Shipping to retain certain relevant payouts from insurance providers and as further amended and restated on June 28, 2021 to allow Costamare Shipping to provide services in relation to other types of vessels (including dry bulk vessels), in addition to container vessels (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, effective from January 1, 2022 (prior to that date the daily fee was $0.956 and $0.478 for any vessel subject to a bareboat charter), prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840, effective from January 1, 2022 (prior to that date the flat fee was $787 for the construction of any newbuild vessel), for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 (as of January 1, 2022; prior to that date the quarterly fee was $625) plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i), and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell provided management services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the relevant vessel-owning subsidiary, for a daily management fee. The Cell also provided ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece continues to provide management services to the Company’s vessels (as well as to vessels acquired under the Framework Deed and to third party vessels). As at December 31, 2022, V.Ships Greece provided services to 62 Costamare vessels, of which 14 were subcontracted for certain management services to V.Ships (Shanghai) Limited.

Management fees charged by Costamare Shipping in the years ended December 31, 2020, 2021 and 2022, amounted to $21,442, $29,621 and $43,915, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of operations. In addition, Costamare Shipping and Costamare Services charged (i) $13,930 for the year ended December 31, 2022 ($9,756 and $5,739 for the years ended December 31, 2021 and 2020, respectively), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of operations, (ii) $2,667, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the year ended December 31, 2022 ($2,500 for the years ended December 31, 2021 and 2020) and (iii) $7,089, representing the fair value of 598,400 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the year ended December 31, 2022 ($7,414 and $3,655 for the years ended December 31, 2021 and 2020, respectively). Furthermore, in accordance with the management agreements with V.Ships Greece and the other third-party managers, V.Ships Greece and the other third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2021, it was $5,525 in aggregate, of which $5,075 is included in Accounts receivable, net, non-current and $450 in Accounts receivable, net in the accompanying 2021 consolidated balance sheet. As at December 31, 2022, it was $5,625 in aggregate, of which $5,250 is included in Accounts receivable, net, non-current and $375 in Accounts receivable, net in the accompanying 2022 consolidated balance sheet.

During the years ended December 31, 2020, 2021 and 2022, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $3,611, $2,752 and $1,776, respectively, for services provided in accordance with the respective management agreements. The balance due from Costamare Shipping at December 31, 2022 amounted to $3,581 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due to Costamare Shipping at December 31, 2021 amounted to $743 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at December 31, 2021 and 2022, amounted to $951 and $1,380, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare, a company incorporated in the People’s Republic of China, controlled by the Company’s Chairman and Chief Executive Officer, provided certain vessel-owning subsidiaries with management services. Shanghai Costamare was not part of the consolidated group of the Company. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the owners of the 16 Company’s containerships that were managed by Shanghai Costamare on that date entered into ship managements agreements with V.Ships Greece, which subcontracted certain management services to V.Ships (Shanghai) Limited. The actual transfer of the management of 15 vessels was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships (Shanghai) Limited. There was no balance due from/to Shanghai Costamare at both December 31, 2021 and 2022.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2021 and 2022, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2021 and 2022 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the years ended December 31, 2020, 2021 and 2022, BNC charged the ship-owning companies $378, $467 and $431, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of operations. BNC also provided chartering services to a revenue sharing pool (until 31 August 2021), which included one of the Company’s container vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the years ended December 31, 2020, 2021 and 2022, BNA charged the ship-owning companies $399, $866 and $1,057 which are included in Voyage expenses – related parties in the accompanying consolidated statements of operations.

(d) Longshaw Maritime Investments S.A. (“Longshaw”): On June 14, 2021, the Company entered into a Share Purchase Agreement (“SPA’’) with Longshaw, a related party entity controlled by the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, for the acquisition of all of its equity interest in 16 companies, which had acquired or had agreed to acquire dry bulk vessels. The aggregate purchase price, which was paid by the Company on September 9, 2021, for the acquisition of these 16 companies was $54,491, in exchange for the net assets of the acquired companies, that amounted to $54,578. During the year ended December 31, 2021, all of the dry bulk vessels that were part of the acquisition, Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta (with an aggregate DWT of 932,329) were delivered to the Company. The acquisition has been accounted as a transaction between companies under common control and the excess of the carrying value of the net assets acquired above the purchase price agreed amounting to $86 was recorded as a capital contribution within additional paid in capital.

(e) LC LAW Stylianou & Associates LLC (“LCLAW”): Ms. Lora Stylianou, the managing partner of LCLAW, a Cyprus law firm, is the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company and is a board member and officer or two other subsidiaries of the Company. LCLAW provides legal services to the Company. During the year ended December 31, 2022, LCLAW charged our subsidiaries $36, which is included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of operations. During the year ended December 31, 2021, LCLAW charged our subsidiaries $91 in total, of which (i) $33 is included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of operations for the year ended December 31, 2021 ($23 for the year ended December 31, 2020) and (ii) $58 is included in Financing Costs (Note 11.D). There was no balance due from/to LCLAW at both December 31, 2021 and December 31, 2022.

(f) Other related parties' transactions: On November 3, 2010, the Company and the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, entered into a Restrictive Covenant Agreement (the “Original RCA”), pursuant to which the activities of Mr. Konstantakopoulos with respect to the container vessel sector, because of his capacity as a director or officer of the Company, were restricted. In July 2021, the Original RCA was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector.

(g) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”) a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with the Local Agency A and Local Agency B, the “Local Agencies”) a company incorporated under the laws of the Republic of Singapore are wholly owned by the Company’s Chairman and CEO. Each of the Local Agencies is managed pursuant to a service contract by individuals who have the minority shareholder interest in CBI (see Note 15). On November 14, 2022, CBI entered into agreements with the three Local Agencies (collectively the “Service agreements”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. During the year ended December 31, 2022, the Local Agencies charged CBI with aggregate agency fees of $2,820, which are included in “Management and agency fees-related parties” in the accompanying 2022 consolidated statement of operations. The balance due from Local Agency A at December 31, 2022 amounted to $257 and is included in Due from related parties in the accompanying 2022 consolidated balance sheet. The balance due to Local Agency B and Local Agency C at December 31, 2022 amounted to $952 and is included in Due to related parties in the accompanying 2022 consolidated balance sheet.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. Segmental Financial Information

The Company has three reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment vessels and (3) operating platform segment. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and trading of dry bulk vessels. Under the CBI segment the Company charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions.

The tables below present information about the Company’s reportable segments as of December 31, 2021 and December 31, 2022, and for the years ended December 31, 2021 and 2022. The Company measures segment performance based on net income. Items included in the segment’s net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of December 31, 2021 and December 31, 2022 and for the years ended December 31, 2021 and 2022, Other segment includes equity method investments’ balances, due from related parties balances and income and short-term investments. Summarized financial information concerning each of the Company’s reportable segments is as follows:

For the year ended December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Other	Eliminations	Total
Voyage revenue	$797,392	$316,100	$367	$-	$-	$1,113,859
Intersegment voyage revenue	-	800	-	-	(800)	-
Voyage expenses	(11,323)	(37,602)	(144)	-	-	(49,069)
Intersegment voyage expenses	-	-	(800)	-	800	-
Vessels’ operating expenses	(169,426)	(99,805)	-	-	-	(269,231)
Depreciation	(126,340)	(39,658)	-	-	-	(165,998)
Amortization of dry-docking and special survey costs	(11,831)	(1,655)	-	-	-	(13,486)
Vessels’ Impairment loss	-	(1,691)	-	-	-	(1,691)
Gain on sale of vessels, net	122,884	3,452	-	-	-	126,336
Interest income	3,666	2,290	-	-	-	5,956
Interest and finance costs	(101,888)	(20,333)	(12)	-	-	(122,233)
Income from equity method investments	-	-	-	2,296	-	2,296
Net Income/ (Loss) for the Year	$458,494	$97,405	$(3,503)	$2,296	$-	$554,692

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the year ended December 31, 2021
	Container vessels segment	Dry bulk vessels segment	Other	Total
Voyage revenue	$678,292	$115,347	$-	$793,639
Vessels’ operating expenses	(151,452)	(28,529)	-	(179,981)
Depreciation	(125,811)	(11,147)	-	(136,958)
Amortization of dry-docking and special survey costs	(10,346)	(87)	-	(10,433)
Gain on sale of vessels, net	45,894	-	-	45,894
Interest income	1,587	-	-	1,587
Interest and finance costs	(81,887)	(4,160)	-	(86,047)
Income from equity method investments	-	-	12,859	12,859
Net Income for the Year	$303,490	$56,814	$74,817	$435,121

As of December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Other	Eliminations	Total
Total Assets	$3,272,559	$771,027	$101,807	$751,838	$(1,002)	$4,896,229

As of December 31, 2021
	Container vessels segment	Dry bulk vessels segment	Other	Total
Total Assets	$3,672,212	$714,957	$19,872	$4,407,041

5. Current Assets: Short-term investments / Non-current Assets: Debt Securities, Held to Maturity, and Other Non-Current Assets:

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

The Company accounted on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes. During the year ended December 31, 2021, the Company recorded $458 in relation to their unwinding, which is included in “Interest income” in the 2021 consolidated statement of operations. The Company had classified such debt securities under Debt securities, held to maturity, since it had no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. Additionally, on March 22, 2021, the Company received $394 capital redemption of the Series 1 Notes, reducing the principal to $1,012, as of that date. Furthermore, in June 2021, the Company received $7,789 capital redemption of the Series 1 and 2 Notes, in aggregate, and the outstanding balance at the date of the capital redemption of $6,774, net of accumulated provision for Credit losses of $569 calculated as of December 31, 2020, following the provisions of “ASC 326 Financial Instruments — Credit Losses”, was fully settled. As a result of the full redemption of the Series 1 and Series 2 Notes, the Company recorded a gain of $1,015, which is included in Other, net, in the accompanying 2021 statement of operations. The Series 1 and Series 2 Zim Notes were carried at amortized cost. These financial instruments were not measured at fair value on a recurring basis. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” in relation to its Series 1 and Series 2 Notes securities and a Credit loss provision of $245 was calculated as of March 31, 2021 and as result a gain of $324 is included in Other, net in the 2021 consolidated statement of operations. The remaining securities were fully redeemed in June 2021.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On January 28, 2021, Zim completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Since then, the Company classified the equity securities of Zim that it owned at Fair Value through Net Income as the Company did not have the ability to exercise significant influence on matters at Zim, and there is readily available fair value for these securities. The Company recorded the subsequent changes in fair value in the consolidated statements of operations based on the closing price of Zim ordinary shares on the New York Stock Exchange (NYSE) on each reporting date (Level 1 inputs of the fair value hierarchy). In September 2021, the Company received a special dividend amounting to $1,833, which is separately reflected in Dividend income in the accompanying 2021 statement of operations. During the year ended December 31, 2021, the Company sold its 1,221,800 ordinary shares of Zim and recorded a gain of $60,161. As of December 31, 2021, the Company did not hold any Zim securities.

As of December 31, 2022, the Company holds five zero-coupon U.S. treasury bills (the “Bills”) with an aggregate face value of $121,000 at a cost of $118,927. All Bills have a maturity exceeding three months at the time of purchase and are stated at amortized cost, which approximates their fair value.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	$3,525,967	$(1,075,457)	$2,450,510
Depreciation	-	(129,406)	(129,406)
Vessel acquisitions, advances and other vessels’ costs	1,467,937	-	1,467,937
Vessel sales, transfers and other movements	(306,008)	167,159	(138,849)
Balance, December 31, 2021	$4,687,896	$(1,037,704)	$3,650,192
Depreciation	-	(162,651)	(162,651)
Vessel acquisitions, advances and other vessels’ costs	249,023	-	249,023
Vessel sales, transfers and other movements	(140,817)	71,114	(69,703)
Balance, December 31, 2022	$4,796,102	$(1,129,241)	$3,666,861

During the year ended December 31, 2022, the Company acquired the secondhand container vessel Dyros with a TEU capacity of 4,578, and three secondhand dry bulk vessels, the Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, during the year ended December 31, 2022, the Company prepaid the outstanding balances of Jodie Shipping Co., Kayley Shipping Co., Plange Shipping Co. and Simone Shipping Co. finance lease liabilities (Note 12) and re-acquired the 2013-built, 8,827 TEU container vessels, MSC Athens and MSC Athos and the 2014-built, 4,957 TEU container vessels, Leonidio and Kyparissia. In addition, during the year ended December 31, 2022, the Company prepaid the outstanding balance of Benedict Maritime Co. finance arrangement (Note 11.B.2) and re-acquired the 2016-built, 14,424 TEU container vessel Triton.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2021, the Company (i) acquired the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio, Porto Germeno and Gialova with an aggregate TEU capacity of 49,909, (ii) took delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380 and (iii) took delivery of 43 secondhand dry bulk vessels, 16 of which were part of the SPA (Note 3(d)), the Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta, with an aggregate DWT of 850,163 and 27 additional dry bulk vessels that were agreed to be acquired during the year ended December 31, 2021, the Bernis, Verity, Dawn, Discovery, Clara, Serena, Merida, Progress, Miner, Parity, Uruguay, Resource, Konstantinos, Taibo, Thunder, Equity, Cetus, Curacao, Rose, Bermondi, Titan I, Orion, Merchia, Damon, Pythias, Hydrus and Phoenix, with an aggregate DWT of 1,388,422.

During the year ended December 31, 2021, the Company purchased the equity interest (in the range from 51% to 75%) held by funds managed and/or advised by York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) (Notes 9 and 10) in the companies owning the containerships Cape Akritas, Cape Tainaro, Cape Artemisio, Cape Kortia and Cape Sounio, with an aggregate capacity of 55,050 TEU, at an aggregate net consideration price of $88,854 after subtracting term loans of $302,193 (Note 11) assumed at the time of the acquisition. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning companies of the said five container vessels (Note 10). Any favorable or unfavorable lease terms associated with these vessels were recorded as an intangible asset or liability (“Time charter assumed”) at the time of the acquisition. The aggregate Time charter assumed, net, at the time of the acquisitions was a liability of $589, current and non-current portion (Note 13). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the year ended December 31, 2021, the Company agreed to acquire (i) the 2008-built, 4,578 TEU secondhand container vessel Dyros, which was delivered during the first quarter of 2022 and (ii) two secondhand dry bulk vessels Oracle and Libra with an aggregate DWT of 114,699 which were delivered to the Company during the first quarter of 2022.

During the year ended December 31, 2021, the Company ordered from a shipyard a number of newbuild container vessels (some 12,690 TEU and some 15,000 TEU). During the year ended December 31, 2022, the Company served notices of termination for the abovementioned shipbuilding contracts due to the shipyard’s repudiation thereof/default thereunder and has served notice of arbitration to the relevant shipyard under the said shipbuilding contracts.

During the year ended December 31, 2020, the Company acquired the 2009-built, 4,258 TEU Virgo, the 2007-built, 2,572 TEU Scorpius and the 2011-built, 4,178 TEU Neokastro and took delivery of the 12,690 TEU newbuilds YM Triumph, YM Truth and YM Totality from the shipyard. Upon their delivery, all three newbuild vessels commenced their 10-year time charters.

On February 14, 2022, the Company decided to make arrangements to sell the container vessels Sealand Washington and Maersk Kalamata and on March 30, 2022, the Company decided to make arrangements to sell the dry bulk vessel Thunder. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the three vessels as “held for sale” were met. As of December 31, 2022, the amount of $55,195, separately reflected in Vessels held for sale in the December 31, 2022 consolidated balance sheet, represents the aggregate carrying value of Sealand Washington and Maersk Kalamata at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. Each vessel’s fair value is based on its estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). Both vessels were sold during the first quarter of 2023 (Note 23(c)).

On December 9, 2021, the Company decided to make arrangements to sell the container vessels Sealand Illinois, Sealand Michigan, York and Messini. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. As of December 31, 2021, the amount of $78,799 (including $3,742 transferred from Deferred charges, net), separately reflected in Vessels held for sale in the 2021 consolidated balance sheet, represents the aggregate carrying value of those vessels at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. Their fair value was based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

During the year ended December 31, 2022, the Company sold the dry bulk vessel Thunder which was classified as held for sale at March 30, 2022 and the container vessels Messini, Sealand Michigan, Sealand Illinois and York, which were classified as held for sale at December 9, 2021 and recognized an aggregate gain of $126,336, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying consolidated statement of operations for the year ended December 31, 2022.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

During the year ended December 31, 2022, the Company recorded an impairment loss in relation to four of its dry bulk vessels in the amount of $1,691. The fair values of the four vessels were determined through Level 2 inputs of the fair value hierarchy (Note 21).

During the year ended December 31, 2020, the Company recorded an impairment loss in relation to five of its container vessels in the amount of $31,577 (including $693 transferred from Deferred charges, net). The fair values of the five vessels were determined through Level 2 inputs of the fair value hierarchy (Note 21).

As of December 31, 2022, 99 of the Company’s vessels, with a total carrying value of $2,765,863, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B) with York and six unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2021	$27,682
Additions	18,882
Amortization	(10,433)
Write-off and other movements (Note 7)	(4,272)
Balance, December 31, 2021	$31,859
Additions	38,330
Amortization	(13,486)
Write-off and other movements (Note 7)	(1,668)
Balance, December 31, 2022	$55,035

During the year ended December 31, 2022, 18 vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey. During the years ended December 31, 2020 and 2021, 11 and 14 vessels underwent and completed their dry-docking and special survey and nil and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at December 31, 2022, the Company holds 49% of the capital stock of five jointly-owned companies formed pursuant to the Framework Deed with York (Note 10). The Company accounts for the entities formed under the Framework Deed as equity investments.

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % December 31, 2022	Date Established /Acquired

Steadman Maritime Co.	-	49%	July 1, 2013
Marchant Maritime Co. (*)	-	-	-
Horton Maritime Co. (*)	-	-	-
Smales Maritime Co. (**)	-	-	-
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

(*) Dissolved on June 24, 2021

(**) Dissolved on August 16, 2022

During the year ended December 31, 2022, the Company received, in the form of a special dividend, $1,128 from Steadman Maritime Co.

During the year ended December 31, 2021, Steadman Maritime Co. sold its vessel Ensenada and provided a special dividend to the Company amounting to $15,190. On March 22, 2021, March 24, 2021 and March 29, 2021, the Company entered into three share purchase agreements to acquire the ownership interest (in the range of 51% to 75%) held by funds managed and/or advised by York in five jointly-owned companies, namely Ainsley Maritime Co. and Ambrose Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co. and Kemp Maritime Co., which had been formed pursuant to the Framework Deed. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company amounted to $141,040. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels and related time charters (Note 13)).

For the years ended December 31, 2020, 2021 and 2022, the Company recorded net income of $16,195, $12,859 and $2,296, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of operations.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2021	December 31, 2022
Current assets	$12,468	$11,697
Non-current assets	92,770	91,471
Total assets	$105,238	$103,168

Current liabilities	$6,576	$7,472
Non-current liabilities	58,110	52,760
Total liabilities	$64,686	$60,232

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2020	2021	2022
Voyage revenue	$96,533	$43,088	$23,789
Net income	$39,433	$27,617	$4,686

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2021	December 31, 2022
A.	Term Loans:
	1.	Nerida Shipping Co.	9,975	-
	2.	Singleton Shipping Co. and Tatum Shipping Co.	37,600	34,400
	3.	Reddick Shipping Co. and Verandi Shipping Co.	-	-
	4.	Costamare. Inc.	30,188	-
	5.	Bastian Shipping Co. and Cadence Shipping Co.	98,000	82,800
	6.	Adele Shipping Co.	54,500	48,500
	7.	Costamare Inc.	123,990	112,430
	8.	Quentin Shipping Co. and Sander Shipping Co.	72,898	-
	9.	Costamare Inc.	24,554	-
	10.	Capetanissa Maritime Corporation et al.	56,500	15,671
	11.	Caravokyra Maritime Corporation et al.	54,400	6,928
	12.	Achilleas Maritime Corporation et al.	-	-
	13.	Kelsen Shipping Co.	4,050	-
	14.	Uriza Shipping S.A.	17,400	-
	15.	Berg Shipping Co.	11,660	10,540
	16.	Reddick Shipping Co. and Verandi Shipping Co.	14,900	-
	17.	Evantone Shipping Co. and Fortrose Shipping Co.	20,750	17,750
	18.	Ainsley Maritime Co. and Ambrose Maritime Co.	141,964	131,250
	19.	Hyde Maritime Co. and Skerrett Maritime Co.	138,519	127,212
	20.	Kemp Maritime Co.	70,350	64,300
	21.	Vernes Shipping Co.	12,650	-
	22.	Achilleas Maritime Corporation et al.	125,360	66,974
	23.	Novara et al.	63,833	65,043
	24.	Costamare Inc.	59,952	49,095
	25.	Costamare Inc.	80,228	-
	26.	Costamare Inc.	-	-
	27.	Costamare Inc.	79,348	24,387
	28.	Amoroto et al.	103,423	67,882
	29.	Costamare Inc.	-	-
	30.	Dattier Marine Corp et al.	43,480	-
	31.	Bernis Marine Corp. et al.	-	47,884
	32.	Costamare Inc.	-	52,361
	33.	Costamare Inc.	-	62,500
	34.	Adstone Marine Corp. et al.	-	-
	35.	Amoroto et al.	-	33,700
	36.	Benedict et al.	-	458,952
	37.	Reddick Shipping Co. and Verandi Shipping Co.	-	43,500
	38.	Quentin Shipping Co. and Sander Shipping Co.	-	85,000
	39.	Greneta Marine Corp. et al.	-	30,000
	40.	Bastian Shipping Co. et al.	-	-
	41.	Adstone Marine Corp. et al.	-	82,885
		Total Term Loans	$1,550,472	$1,821,944
B.	Other financing arrangements		803,589	678,930
C.	Unsecured Bond Loan		113,260	106,660
		Total long-term debt	$2,467,321	$2,607,534
		Less: Deferred financing costs	(25,238)	(22,913)
		Total long-term debt, net	2,442,083	2,584,621
		Less: Long-term debt current portion	(278,326)	(325,611)
		Add: Deferred financing costs, current portion	5,961	5,497
		Total long-term debt, non-current, net	$2,169,718	$2,264,507

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. On July 1, 2022, the then outstanding balance of $9,075 was fully repaid.

2. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of December 31, 2022, the outstanding balance of Tranche A of $17,200 is repayable in 11 equal quarterly installments of $400, from January 2023 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of December 31, 2022, the outstanding balance of Tranche B of $17,200 is repayable in 11 equal quarterly installments of $400, from February 2023 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

3. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. On March 24, 2021, the then outstanding balance of $14,020 was fully repaid.

4. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius as additional security. On June 23, 2022, following the agreement of the loan discussed in Note 11.A.36, the Company prepaid the amount of $21,242. On September 14, 2022, the then outstanding balance of $5,946 was fully repaid.

5. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 12) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of December 31, 2022, the aggregate outstanding balance of the two tranches of $82,800 is repayable in 18 variable quarterly installments, from March 2023 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

6. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 12) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of December 31, 2022, the outstanding balance of the loan of $48,500 is repayable in 15 equal quarterly installments of $1,500, from January 2023 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

7. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. As of December 31, 2022, the outstanding balance of each tranche of $37,476.7, is repayable in 11 equal quarterly installments of $963.3 from January 2023 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. On November 14, 2022, following the execution of the loan agreement discussed in Note 11.A.38, the then outstanding balance of $64,852 was fully repaid.

9. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela. On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. On January 31, 2022, the then outstanding balance of $24,554 of the loan was fully repaid (Note 11.A.33).

10. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini (Note 7), on the then outstanding balance. On June 28, 2022, following the agreement of the loan discussed in Note 11.A.36, the Company prepaid the amount of $13,964 of the loan. On October 13, 2022, the Company prepaid $8,264, due to the sale of vessel York (Note 7). On December 7, 2022, the Company prepaid $8,503, due to the sale of vessel Sealand Washington (Note 23(c)). As of December 31, 2022, the outstanding balance of $15,671 is repayable in 10 equal quarterly installments of $742.3 from February 2023 to May 2025 and a balloon payment of $8,247.8 payable together with the last installment.

11. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. On June 21, 2022, following the agreement of the loan discussed in Note 11.A.36, the Company prepaid the amount of $35,885 of the loan. On December 5, 2022, the Company prepaid $6,927.6, due to the sale of vessel Maersk Kalamata (Note 23(c)). As of December 31, 2022, the outstanding balance of $6,928 is repayable in 10 equal quarterly installments of $265 from March 2023 to June 2025 and a balloon payment of $4,277.6 payable together with the last installment.

12. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of vessels Zagora and Singapore Express, on the then outstanding balance. On January 29, 2021 and May 21, 2021, the Company prepaid $4,861 and $1,012, respectively due to the sale of vessels Halifax Express and Prosper (Note 7), on the then outstanding balance. On June 4, 2021, the then outstanding balance of $50,105 of the loan was fully repaid.

13. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. On December 19, 2022, the then outstanding balance of $2,025 was fully repaid.

14. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. On June 29, 2022, following the execution of the agreement of the loan discussed in Note 11.A.36, the Company fully prepaid the then outstanding balance of $16,100 of the loan.

15. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. As of December 31, 2022, the outstanding balance of the loan of $10,540 is repayable in 13 equal quarterly installments of $280, from January 2023 to January 2026 and a balloon payment of $6,900 payable together with the last installment.

16. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. On September 30, 2022, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $11,300 was fully repaid.

17. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. As of December 31, 2022, the outstanding balance of the loan of $17,750 is repayable in 13 equal quarterly installments of $750, from March 2023 to March 2026 and a balloon payment of $8,000 payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of December 31, 2022, the outstanding balance of each tranche of $65,625 is repayable in 33 equal quarterly installments of $1,339.3, from March 2023 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

19. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of December 31, 2022, the outstanding balance of Tranche A of $63,605.8 is repayable in 25 equal quarterly installments of $1,413.5, from March 2023 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment. As of December 31, 2022, the outstanding balance of Tranche B of $63,605.8 is repayable in 25 equal quarterly installments of $1,413.5, from March 2023 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment.

20. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan (Note 7) and for general corporate purposes. The facility was drawn down on March 30, 2021. As of December 31, 2022, the outstanding balance of the loan of $64,300 is repayable in 25 variable quarterly installments from March 2023 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

21. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon (Note 7). The facility was drawn down on March 31, 2021. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.36, the Company fully prepaid the then outstanding balance of $12,200 of the loan.

22. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno (Note 7). The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of vessel Venetiko (Note 7), on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York (Note 7), on the then outstanding balance. On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois (Note 7), on the then outstanding balance. As of December 31, 2022, the outstanding balance of the Refinancing tranche of $14,974.4 is repayable in 14 equal quarterly installments of $989.2 payable from March 2023 to June 2026 and a balloon payment of $1,125.6, payable together with the last installment. As of December 31, 2022, the outstanding balance of Tranche A of $26,000 is repayable in 14 equal quarterly installments of $1,500, from March 2023 to June 2026 and a balloon payment of $5,000 payable together with the last installment. As of December 31, 2022, the outstanding balance of Tranche B of $26,000 is repayable in 14 equal quarterly installments of $1,500, from March 2023 to June 2026 and a balloon payment of $5,000 payable together with the last installment. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 11.A.33).

23. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros (Note 7). The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. As of December 31, 2022, the aggregate outstanding balance $36,360 of the first two tranches, is repayable in 10 variable quarterly installments from March 2023 to June 2025 and a balloon payment of $24,120 in the aggregate, payable together with the last installment. As of December 31, 2022, the outstanding balance of the third tranche of $18,562.5, is repayable in 11 variable quarterly installments from February 2023 to August 2025 with a balloon payment of $10,980, payable together with the last installment. As of December 31, 2022, the outstanding balance of the fourth tranche of $10,120, is repayable in 13 variable quarterly installments from January 2023 to January 2026 with a balloon payment of $4,692, payable together with the last installment.

24. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena (Note 7). An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. As of December 31, 2022, the aggregate outstanding balance of $49,095 is repayable in variable quarterly installments from January 2023 to October 2026 with an aggregate balloon payment of $17,684.5 that is payable together with the respective last installments.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

25. On July 9, 2021, the Company entered into a loan agreement with a bank for an amount of up to $81,500, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta (Note 7). Five tranches of the facility with aggregate amount of $44,620 were drawn during July 2021 to finance the acquisition of the first five vessels, one tranche amounting to $12,480 was drawn in August 2021 to finance the acquisition of the vessel Aeolian, one tranche amounting to $13,250 was drawn in October 2021 to finance the acquisition of the vessel Farmer and one tranche amounting to $11,150 was drawn in December 2021 to finance the acquisition of the vessel Greneta. On November 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.39, the Company fully prepaid the then outstanding balance of $10,220 of the tranche regarding the vessel Greneta. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.41, the Company fully prepaid the then outstanding balance of $62,788 of the loan.

26. On July 12, 2021, the Company entered into a revolving facility agreement for an amount of up to $24,500, for the purpose of financing general and working capital purposes. The amount of $24,500 was drawn down on July 15, 2021. On November 1, 2021, the Company fully prepaid the outstanding balance of $24,500.

27. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose (Note 7). Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity (Note 11.A.30). On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.31). As of December 31, 2022, the aggregate outstanding balance of $24,387 is repayable in variable quarterly installments from January 2023 to October 2026 with an aggregate balloon payment of $12,570 that is payable together with the respective last installments.

28. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon (Note 7), as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 11.A.35). As of December 31, 2022, the aggregate outstanding balance of $67,882 is repayable in variable quarterly installments from January 2023 to January 2027 with an aggregate balloon payment of $41,926.2 that is payable together with the respective last installments.

29. On September 10, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $150,000 in order to finance part of the acquisition cost of dry bulk vessels. On April 19, 2022, the Company terminated the hunting license facility agreement.

30. On December 10, 2021, Dattier Marine Corp., Dramont Marine Corp., Gassin Marine Corp. and Merle Marine Corp. entered into a loan agreement with a bank for an amount of up to $43,500, in order to refinance the term loan of the vessels Equity, Thunder, Rose and Clara discussed in Note 11.A.27. The facility was drawn down on December 20, 2021. On May 11, 2022, the Dattier Marine Corp. prepaid the amount of $10,645, due to the sale of vessel Thunder (Note 7), on the then outstanding balance. On November 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.39, the Company prepaid the then outstanding balance of $19,562.5 of the tranches regarding the vessels Clara and Rose. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.41, the Company fully prepaid the then outstanding balance of $9,390 of the loan.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

31. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.27. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part the term loan discussed in Note 11.A.27. As of December 31, 2022, the aggregate outstanding balance of $47,883.7 is repayable in 17 equal quarterly installments of $1,547.1, from January 2023 to January 2027 and a balloon payment of $21,583 payable together with the last installment.

32. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra (Note 7). During January 2022, the Company drew down the aggregate amount of $56,700. As of December 31, 2022, the aggregate outstanding balance of $52,361 is repayable in variable quarterly installments, from January 2023 to January 2028 with an aggregate balloon payment of $26,807.5 that is payable together with the respective last installments.

33. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance the term loan discussed in Note 11.A.9, Tranche C of the term loan discussed in Note 11.A.22 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of December 31, 2022, the outstanding balance of $62,500 is repayable in 13 variable quarterly installments, from January 2023 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

34. On April 5, 2022, Adstone Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp., Kinsley Marine Corp., Nailstone Marine Corp., Oldstone Marine Corp., Ravenstone Marine Corp., Rocester Marine Corp., Shaekerstone Marine Corp., Silkstone Marine Corp., Snarestone Marine Corp. and Sweptstone Marine Corp. signed a hunting license loan agreement with a bank for an amount of up to $120,000, in order to partly finance the acquisition of the secondhand dry bulk vessel Norma (ex. Magda) (Note 7). On April 11, 2022, Adstone Marine Corp. drew down the amount of $10,800. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.41, the Company fully prepaid the then outstanding balance of $10,125 of the loan.

35. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 11.A.28 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. As of December 31, 2022, the aggregate outstanding balance of $33,700 is repayable in 14 variable quarterly installments, from January 2023 to April 2026 with an aggregate balloon payment of $10,940 that is payable together with the respective last installments.

36. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance the term loans discussed in Notes 11.A.4, 11.A.10, 11.A.11, to refinance the term loans discussed in Notes 11.A.14 and 11.A.21, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of the four vessels under the finance leases discussed in Note 12 and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of December 31, 2022, the aggregate outstanding balance of $458,952 is repayable in 18 variable quarterly installments, from March 2023 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

37. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance the term loan discussed in Note 11.A.16. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. As of December 31, 2022, the outstanding balance of $43,500 is repayable in 15 variable quarterly installments, from March 2023 to September 2026.

38. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance the term loan discussed in Note 11.A.8. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of December 31, 2022, the outstanding balance of each tranche of $42,500 is repayable in 32 equal quarterly installments of $1,296.9, from February 2023 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

39. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance the term loans discussed in Note 11.A.25 and Note 11.A.30. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. As of December 31, 2022, the aggregate outstanding balance of $30,000 is repayable in 24 variable quarterly installments, from February 2023 to November 2028 with an aggregate balloon payment of $6,273.8 that is payable together with the respective last installment.

40. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance the term loans discussed in Notes 11.A.2, 11.A.5, 11.A.6, 11.A.7 and 11.A.17 and for general corporate purposes. No drawdown had occurred as of December 31, 2022 (Note 23(d)).

41. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance the term loans discussed in Notes 11.A.25 and 11.A.30. On December 20, 2022, the amount of $82,885 was drawn down. As of December 31, 2022, the aggregate outstanding balance of $82,885 is repayable in variable quarterly installments, from January 2023 to December 2028 with an aggregate balloon payment of $33,085.7 that is payable together with the respective last installments.

The term loans discussed above bear interest at LIBOR (applicable to all loans discussed above except the loans discussed in Notes 11.A.35, 11.A.36, 11.A.37, 11.A.38, 11.A.39, 11.A.40 and 11.A.41 and the loan discussed in Note 11.A.19 which bears a fixed rate) or Term Secured Overnight Financing Rate (“SOFR”) (applicable to the loans discussed in Notes 11.A.35, 11.A.37, 11.A.38, 11.A.39 and 11.A.41) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 11.A.36 and 11.A.40), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 7). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2021 amounted to $465, in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2021 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of December 31, 2022 and following the delivery of the five newbuilds (Note 7), the aggregate outstanding amount of their financing arrangements is repayable in various installments from January 2023 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the year ended December 31, 2022, the interest expense incurred amounted to $17,821, in aggregate, ($16,715 for the year ended December 31, 2021 and $4,191 for the year ended December 31, 2020) and is included in Interest and finance costs in the accompanying 2022 consolidated statement of operations.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). As at that date, the Company assumed the financing arrangements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 11.A.36, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton (Note 7). As at December 31, 2022, the aggregate outstanding amount of the four financing arrangements is repayable in various installments from February 2023 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2022, the interest expense incurred amounted to $15,329 ($18,807 for the year ended December 31, 2021 and $28,410 for the year ended December 31, 2020), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of December 31, 2022, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $678,930.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by the Issuer on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for the Issuer, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10 million, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50 million.

As of December 31, 2022, the outstanding balance of the bond amounted to $106,660. For the year ended December 31, 2022, the interest expense incurred amounted to $2,866 ($1,896 for the year ended December 31, 2021) and is included in Interest and finance costs in the accompanying consolidated statements of operations.

The annual repayments under the Term Loans, Other Financing Arrangements and Bond loan after December 31, 2022 are in the aggregate as follows:

Year ending December 31,	Amount
2023	$325,611
2024	306,246
2025	443,699
2026	486,077
2027	343,568
2028 and thereafter	702,333
Total	$2,607,534

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2020, 2021 and 2022, was in the range 2.07% - 6.34% ,1.82% - 4.80% and 2.99% - 7.47%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2020, 2021 and 2022, was 4.1%, 3.3% and 4.9%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 18 and 20) and capitalized interest for the years ended December 31, 2020, 2021 and 2022, amounted to $65,497, $74,017 and $104,613, respectively. Of the above amounts, $62,223, $73,552 and $104,613, are included in Interest and finance costs in the accompanying consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively, whereas in 2020, an amount of $3,274 was capitalized and in 2021 an amount of $465.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2021	$14,080
Additions	18,034
Amortization and write-off	(6,704)
Transfers and other movements	306
Balance, December 31, 2021	$25,716
Additions	7,347
Amortization and write-off	(10,255)
Transfers and other movements	105
Balance, December 31, 2022	$22,913
Less: Current portion of financing costs	(5,497)
Financing costs, non-current portion	$17,416

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 18).

12. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild container vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each container vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 11.A.5). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two container vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 11.A.6). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the container vessel.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the container vessels MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026. On May 12, 2022, Jodie Shipping Co. and Kayley Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the MSC Athens and the MSC Athos (Note 11.A.36). On June 8, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date the Company derecognized the right-of-use assets regarding those vessels amounting to $152,982 and recognized vessels owned with the same amount within Vessels and advances, net.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the container vessels Leonidio and Kyparissia. On May 12, 2022, Simone Shipping Co. and Plange Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the Leonidio and the Kyparissia (Note 11.A.36). On June 15, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date, the Company derecognized the right-of-use assets regarding those vessels amounting to $34,924 and recognized vessels owned with the same amount within Vessels and advances, net.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2020, 2021 and 2022, amounted to $7,096, $7,489 and $3,284, respectively, and is included in Depreciation in the accompanying consolidated statements of operations. As of December 31, 2021, and 2022, accumulated depreciation amounted to $35,220 and nil, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2021, and 2022, the net book value of the vessels amounted to $191,303 and nil, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the years ended December 31, 2020, 2021 and 2022, amounted to $5,626, $4,661 and $2,109, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations.

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2021 and 2022 consolidated balance sheet as follows:

	December 31, 2021	December 31, 2022
Finance lease liabilities – current	$16,858	$-
Less: current portion of financing costs	(182)	-
Finance lease liabilities – non-current	99,985	-
Less: non-current portion of financing costs	(296)	-
Total	$116,365	$-

13. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2021 and 2022, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2021, the net accrued charter revenue, totaling ($22,980), comprises of $7,361 separately reflected in Current assets, $8,183 separately reflected in Non-current assets, and ($38,524) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2021 balance sheet. As at December 31, 2022, the net accrued charter revenue, totaling ($20,349), comprises of $10,885 separately reflected in Current assets, $11,627 separately reflected in Non-current assets, and ($42,861) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2022 balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2023	$2,564
2024	(5,887)
2025	(12,649)
2026	(4,377)
Total	$(20,349)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2021 and 2022, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate. During the year ended December 31, 2022, the amortization of the liability amounted to nil, ($621 and nil for the years ended December 31, 2021 and 2020, respectively) and is included in Voyage revenue in the accompanying consolidated statement of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31, 2021	December 31, 2022
Hires collected in advance	$19,173	$16,906
Charter revenue resulting from varying charter rates	38,524	42,861
Total	$57,697	$59,767
Less current portion	(23,830)	(25,227)
Non-current portion	$33,867	$34,540

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own, in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own, in the company owning the containership Cape Artemisio (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. As of December 31, 2021 and 2022, the aggregate balance of time charter assumed (current and non-current) was $865 and $667, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2020, 2021 and 2022, the amortization expense of Time charter assumed amounted to $192, ($424) and $198, respectively, and is included in Voyage revenue in the accompanying consolidated statements of operations.

14. Commitments and Contingencies

a) Time charters: As of December 31, 2022, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2023	$832,687
2024	757,998
2025	651,507
2026	374,428
2027	223,638
2028 and thereafter	504,571
Total	$3,344,829

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at December 31, 2022, but excludes the time charter arrangements of: 16 dry bulk vessels in operation for which their time charter rate is index-linked and seven dry bulk vessels and three container vessels (including the two container vessels held for sale (Note 7) as at December 31, 2022) for which the Company had not secured employment as of December 31, 2022. These arrangements as at December 31, 2022, have remaining terms of up to 105 months.

(b) Capital Commitments: The Company had no capital commitments as of December 31, 2022.

(c) Debt guarantees with respect to entities formed under the Framework Deed: As of December 31, 2022 and following the transaction with York discussed in Note 7, Costamare does not guarantee any loan with respect to entities formed under the Framework Deed.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

A subsidiary of the Company and Costamare Shipping are defendants and third-party defendants in lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California.  The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”).  The claimants in the lawsuit allege that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleges that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.

There are certain other claims outstanding, including a claim by certain insurers that provided liability insurance coverage to Amplify that was triggered by the discharge of oil from Amplify’s pipeline. The Company is defending against the allegations of the remaining claimants.  The Company believes that adequate insurance is in place to cover any liability, if any should arise, from the remaining claims that have been asserted (Note 23(e)).

15. Non-controlling Interest

The Company through its wholly owned subsidiary Costamare Bulkers Holdings Limited (“CBHL”),  has participated with three other investors (the “Other investors”) in  the share capital increase by CBI whereby (i) CBHL became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. On November 14, 2022, CBHL and the Other Investors entered into a shareholders agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (Note 3(g)) (the “Service Contract”) of the beneficial owner of that Other investor is terminated without cause by the relevant employer and (ii) November 22, 2025. In the event that the relevant Other investor seeks to sell its shares, according to the terms of the shareholders’ agreement it can do so by: (a) first offering all (and not part) of its shares to the remaining Other investors; (b) if the remaining Other investors don't accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does accept to purchase all the offered shares, thirdly by offering the shares to any third party; and (d) if no third party accepts to buy all the offered shares, fourthly by serving notice (the Put Notice) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of December 31, 2022, the Company determined that the shareholder agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon occurrence of specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Moreover, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur) and therefore the Company concluded that the non-controlling interest is not currently redeemable. Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted only for the portion of comprehensive income (loss) of the period. The changes to redeemable non-controlling interest in subsidiary during the year ended on December 31, 2022, were as follows:

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, January 1, 2022	$-
Initial redeemable non-controlling interest in subsidiary	3,750
Net loss attributable to non-controlling interest	(263)
Balance, December 31, 2022	$3,487

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2021 and 2022, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2022.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2021, the Company issued 1,226,066 shares, at par value of $0.0001 to its common stockholders, at an average price of $10.3223 per share. During the year ended December 31, 2022, the Company issued 2,454,909 shares, at par value of $0.0001 to its common stockholders, at an average price of $12.3142 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. As of December 31, 2021, no common shares had been repurchased under the share repurchase program. During the year ended December 31, 2022, the Company repurchased, under the share repurchase program, 4,736,702 common shares at an aggregate cost of $60,095.

As of December 31, 2022, the aggregate issued share capital was 127,038,413 common shares at par value of $0.0001. As of December 31, 2022 the issued share capital outstanding after deducting the treasury stock repurchased was 122,301,711 common shares.

(b) Preferred Stock: During the year ended December 31, 2020, the Company repurchased and retired 95,574 preferred shares of all classes in the aggregate, at an average price of $17.63 per share. The face value of the preferred shares was cleared from Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 17).

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the year ended December 31, 2020 and 2022, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3), (iv) the difference between the par value of the shares issued under the Plan and (v) the capital contribution resulted from the common control transaction with Longshaw (Note 3).

(d) Dividends declared and / or paid: During the year ended December 31, 2021, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $9,342 in cash and issued 362,866 shares pursuant to the Plan for the fourth quarter of 2020 and (ii) $9,360 in cash and issued 275,457 shares pursuant to the Plan for the first quarter of 2021 and for the second and third quarters of 2021, the Company declared and paid $0.115 per common share to its common stockholders and, after accounting for shareholders participating in the Plan, the Company paid (iii) $10,755 in cash and issued 322,274 shares pursuant to the Plan for the second quarter of 2021 and (iv) $10,738 in cash and issued 265,469 shares pursuant to the Plan for the third quarter of 2021. During the year ended December 31, 2022, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,745 in cash and issued 274,939 shares pursuant to the Plan for the fourth quarter of 2021, (ii) $0.615 per common share and, after accounting for shareholders participating in the Plan, the Company paid $57,479 in cash and issued 1,420,709 shares pursuant to the Plan for the first quarter of 2022 and for the second and third quarters of 2022, the Company declared and paid $0.115 per common share to its common stockholders and, after accounting for shareholders participating in the Plan, the Company paid (iii) $10,250 in cash and issued 330,961 shares pursuant to the Plan for the second quarter of 2022 and (iv) $10,006 in cash and issued 428,300 shares pursuant to the Plan for the third quarter of 2022.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2021, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2020 to January 14, 2021, (ii) $939, or $0.476563 per share for the period from January 15, 2021 to April 14, 2021, (iii) $939, or $0.476563 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $939, or $0.476563 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2021 to January 14, 2022, (ii) $939, or $0.476563 per share for the period from January 15, 2022 to April 14, 2022, (iii) $939, or $0.476563 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $939, or $0.476563 per share, for the period from July 15, 2022 to October 14, 2022.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2020 to January 14, 2021, (ii) $2,111, or $0.531250 per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,111, or $0.531250 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2022 to October 14, 2022.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2020 to January 14, 2021, (ii) $2,180, or $0.546875 per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,180, or $0.546875 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2022 to October 14, 2022.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2020 to January 14, 2021, (ii) $2,537, or $0.554688 per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,537, or $0.554688 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2022 to October 14, 2022.

17. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the years ended December 31, 2020, 2021 and 2022, amounted to $31,082, $31,068 and $31,068, respectively.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the year ended December 31,
	2020	2021	2022
	Basic LPS	Basic EPS	Basic EPS
Net income	$8,877	$435,121	$554,692
Less: Net loss attributable to the non-controlling interest	-	-	263
Net income attributable to Costamare Inc.	8,877	435,121	554,955
Less: paid and accrued earnings allocated to Preferred Stock	(31,082)	(31,068)	(31,068)
Add: gain from retirement of Preferred Stock	619	-	-
Net income / (loss) available to common stockholders	(21,586)	404,053	523,887
Weighted average number of common shares, basic and diluted	120,696,130	123,070,730	122,964,358
Earnings / (losses) per common share, basic and diluted	$(0.18)	$3.28	$4.26

18. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of operations are as follows:

	For the year ended December 31,
	2020	2021	2022
Interest expense	$66,526	$72,261	$107,205
Interest capitalized	(3,274)	(465)	-
Derivatives’ effect	1,323	6,417	(483)
Amortization and write-off of financing costs	3,645	6,520	10,255
Amortization of excluded component related to cash flow hedges	-	-	1,286
Bank charges and other financing costs	482	1,314	3,970
Total	$68,702	$86,047	$122,233

19. Taxes:

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

20. Derivatives:

(a) Interest rate and Cross-currency swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR or SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, following the adoption of ASU 2017-12, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2022, the Company entered into a series of eight interest rate cap agreements with a facility counterparty relating to the loan discussed in Note 11.A.24, with a total notional amount of $54,784 to limit the maximum interest rate on the variable-rate debt of the mentioned loan and limit exposure to interest rate variability when three-month LIBOR exceeds 1.50%. Furthermore, during the same period, the Company entered into a series of 12 interest rate cap agreements with other counterparties relating to the loans discussed in Notes 11.A.6, 11.A.22, 11.A.27, 11.A.28, 11.A.31, 11.A.32 and 11.A.36, with a total notional amount of $562,285 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month LIBOR or SOFR exceeds 3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the loans discussed in Notes 11.A.6, 11.A.22, 11.A.24, 11.A.27, 11.A.28, 11.A.31, 11.A.32 and 11.A.36. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $12,948 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from July 2024 to January 2028. The fair value of these interest rate cap derivative instruments outstanding as of December 31, 2022 amounted to an asset of $24,939, and is included in the Fair value of derivatives current and non-current in the accompanying December 31, 2022 consolidated balance sheet.

During the year ended December 31, 2022, the Company entered into two interest rate swap agreements with an aggregate notional amount of $85,000, which both met hedge accounting criteria according to ASC 815.

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

As of December 31, 2022, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value December 31, 2022 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(7,906)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(7,992)
					Total fair value	$(15,898)

At December 31, 2021 and 2022, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $569,177 and $1,094,930 respectively. The fair value of these derivatives outstanding as at December 31, 2021 and 2022 amounted to a net liability of $10,882 and a net asset of $44,918, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between July 2024 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap, cross-currency rate swap and interest rate cap amounts to $22,729.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Interest rate swaps/ interest rate caps/ cross currency swaps that do not meet the criteria for hedge accounting: As of December 31, 2022, the Company did not hold any interest rate swaps or interest rate caps or cross currency swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of December 31, 2022, the Company was engaged in 36 Euro/U.S. dollar forward agreements totaling $108,600 at an average forward rate of Euro/U.S. dollar 1.0690, expiring in monthly intervals up to December 2025.

As of December 31, 2022, the Company through CBI was engaged in eight Singapore dollar/U.S. dollar forward agreements totaling $7,336 at an average forward rate of Singapore dollar/U.S. dollar 1.3411, with settlements up to December 2023.

As of December 31, 2021, the Company was engaged in six Euro/U.S. dollar forward agreements totaling $15,000 at an average forward rate of Euro/U.S. dollar 1.1668, expiring in monthly intervals up to June 2022.

The total change of forward contracts fair value for the year ended December 31, 2022, was a gain of $2,784 (gain of $337 for the year ended December 31, 2020 and loss of $866 for the year ended December 31, 2021) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of operations. The fair value of the forward contracts as at December 31, 2021 and December 31, 2022, amounted to a liability of $406 and an asset of $2,379, respectively.

(d) Forward Freight Agreements (“FFAs”) and Bunker swap agreements: As of December 31, 2022, the Company had six FFAs and one bunker swap agreement, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2022 amounted to a net asset of $96.

The Effect of Derivative Instruments for the years ended
December 31, 2020, 2021 and 2022
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2020	2021	2022
Interest rate swaps and cross-currency swaps	$(8,129)	$(754)	$36,591
Interest rate caps (included component)	-	-	4,495
Interest rate caps (excluded component) (1)	-	-	6,700
Reclassification to Interest and finance costs	1,323	6,417	(483)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	-	-	1,286
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	63	63	63
Total	$(6,743)	$5,726	$48,652

(1) Excluded component represents interest rate caps instruments time value.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2020	2021	2022
Non-hedging interest rate swaps	Gain / (loss) on derivative instruments, net	$(2,283)	$(380)	$(182)
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	-	-	108
Bunker swap agreements	Gain / (loss) on derivative instruments, net	-	-	(12)
Forward currency contracts	Gain / (loss) on derivative instruments, net	337	(866)	2,784
Total		$(1,946)	$(1,246)	$2,698

21. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.19, the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FFAs and the bunker swap agreement discussed in Note 20 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the Company’s other financing arrangements with fixed interest rates discussed in Note 11.B determined through Level 2 of the fair value hierarchy as of December 31, 2022, amounted to $600,416 in the aggregate ($789,687 in the aggregate at December 31, 2021). The fair value of the term loan with fixed interest rates discussed in Note 11.A.19, determined through Level 2 of the fair value hierarchy as of December 31, 2022, amounted to $116,311 ($137,926 at December 31, 2021).The fair value of the Company’s other financing arrangements (Note 11.B ) and the term loan with fixed interest rates discussed in Note 11.A.19, are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 20(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2021 and 2022, the fair value of these derivative instruments in aggregate amounted to a net liability of $10,882 and a net asset of $44,918, respectively.

The fair value of the forward currency contracts discussed in Note 20(c) and the forward freight agreements and bunker swap agreements discussed in Note 20(d) determined through Level 2 of the fair value hierarchy as at December 31, 2021 and December 31, 2022, amounted to a liability of $406 and a net asset of $2,475, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at December 31, 2022, amounted to $102,394 ($113,260 at December 31, 2021).

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-liability position	$(406)	$-	$(406)	$-
Interest rate swaps-liability position	(4,145)	-	(4,145)	-
Interest rate swaps-asset position	3,429	-	3,429	-
Cross-currency rate swaps-liability position	(10,166)	-	(10,166)	-
Total	$(11,288)	$-	$(11,288)	$-

	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$2,379	$-	$2,379	$-
Forward Freight Agreements-asset position	108	-	108	-
Bunker swap agreements-liability position	(12)	-	(12)	-
Interest rate swaps-asset position	35,877	-	35,877	-
Interest rate caps-asset position	24,939	-	24,939	-
Cross-currency rate swaps-liability position	(15,898)	-	(15,898)	-
Total	$47,393	$-	$47,393	$-

Assets measured at fair value on a non-recurring basis:

During the year ended  December 31, 2020, five container vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these five vessels amounting to $30,500 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

During the year ended  December 31, 2022, four dry bulk vessels were recorded at fair value as their future undiscounted net operating cash flows were less than their carrying amount. The fair values of these four vessels amounting to $1,691 in aggregate, were determined through Level 2 inputs of the fair value hierarchy.

22. Comprehensive Income:

During the year ended  December 31, 2020, Accumulated other comprehensive loss increased with net losses of $6,743 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $8,129), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $1,323) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

During the year ended  December 31, 2021, Accumulated other comprehensive loss decreased with net gains of $5,726 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $382), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $6,417), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $1,136) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended  December 31, 2022, Accumulated other comprehensive income increased with net gains of $48,652 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $49,137), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $2,702), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $868), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,286) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

23. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On January 2, 2023, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 7, 2023, to holders of record of common stock as of January 20, 2023.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On January 2, 2023, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on January 17, 2023 to holders of record as of January 13, 2023.

(c)

Vessels’ sale: On January 9, 2023, based on a Memorandum of Agreement the Company entered into on September 17, 2022, the container vessel Maersk Kalamata was delivered to her buyers (Note 7). On February 23, 2023, based on a Memorandum of Agreement the Company entered into on September 17, 2022, the container vessel Sealand Washington was delivered to her buyers (Note 7). On February 23, 2023, the Company agreed to sell the dry bulk vessel Taibo, which will be delivered to her buyers in the second quarter of 2023. On March 17, 2023, the Company agreed to sell the dry bulk vessel Miner which was delivered to her buyers on March 31, 2023.

(d)

Drawdowns of loan facilities: (i) On January 4, 2023, Bastian Shipping Co., Cadence Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. drew down the aggregate amount of $130,180 related to the term loan discussed in Note 11.A.40 in order to refinance two term loan discussed in Notes 11.A.5 and 11.A.17 and for general corporate purposes. (ii) On January 9, 2023, Adele Shipping Co., Tatum Shipping Co. and Singleton Shipping Co., drew down the aggregate amount of $82,700 related to the term loan discussed in Note 11.A.40 in order to refinance two term loan discussed in Notes 11.A.2 and 11.A.6 and for general corporate purposes. (iii) On January 11, 2023, Raymond Shipping Co., Terance Shipping Co. and Undine Shipping Co. drew down the aggregate amount of $109,950 related to the term loan discussed in Note 11.A.40 in order to refinance the term loan discussed in Note 11.A.7 and for general corporate purposes.

(e)

Contingencies – Other: In relation to a case discussed in Note 14(d), on February 8, 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve a putative class action claim for economic losses and property damage allegedly incurred by individuals and businesses affected by the oil spill, which is subject to court approval. On February 27, 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve claims asserted by Amplify and subrogation claims by Amplify’s property damage and loss of production insurers. In connection with these settlements, neither the Company’s subsidiary or Costamare Shipping have admitted liability. The Company believes that any payments that will be required under these settlement agreements will be fully covered by insurance.

(f)

Investment in Lease Financing Business: In March 2023 the Company, through a wholly owned subsidiary, acquired from unrelated third parties, controlling interest of Neptune Maritime Leasing Limited (“Neptune”), which was originally established to acquire, own and bareboat charter vessels through its wholly-owned subsidiaries. Pursuant to the shareholders’ agreement, the Company received a special share in Neptune which carries 75% of the voting rights in Neptune and agreed to invest up to $200,000. As of the acquisition date the assets under Neptune investment portfolio consist of one container and three dry bulk vessels which are under bareboat charter agreements and Management presently does not consider it a material business combination.