Form 20-F
period 2023-12-31
Costamare Inc.
filed 2024-03-29
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2023

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

118,374,623 shares of Common Stock
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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•
“Costamare”, the “Company”, “we”, “our”, “us” or similar terms are used for convenience to refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), the 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Preferred Stock”) or the context otherwise indicates, they refer specifically to Costamare Inc.;

•	currency amounts in this annual report are in U.S. dollars; and

•	all data regarding our fleet and the terms of our charters is as of March 19, 2024.

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

•	risks related to our leasing business, including uncertainty related to the introduction of a new line of business for the Company, as well as exposure to new financial, counterparty and legal risks;

•	the effects of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions and economic uncertainty resulting from epidemics or pandemics, including any new outbreaks or variants of COVID-19 that may emerge;

•	business disruptions due to natural disasters or other disasters outside our control;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements in the design, construction and operations of containerships and dry bulk vessels and opportunities for the profitable operations of our vessels;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factor Summary

Industry Risks

•	Our profitability will be dependent on the level of charter rates in the international shipping industry which are based on macroeconomic factors outside of our control;

•	The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss;

•
The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters on favorable terms with established companies or new entrants that may have greater resources and access to capital;

•	The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends;

•
Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows; and

•
A decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Risks Inherent in Our Business

•
Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings;

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;

•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;

•	The increased volatility of our new dry bulk operating platform may have a material adverse effect on our earnings and cash flow;

•
Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position;

•	Our investment in the leasing business exposes us to financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs;

•	Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders;

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our stockholders;

•
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices and freight rates can result in reductions in our stockholders’ equity as well as reductions in our income;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income;

•	Our business depends upon certain members of our senior management who may not necessarily continue to work for us;

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

The demand for containerships and dry bulk vessels has generally been influenced by, among other factors:

•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;

•	economic slowdowns caused by public health events such as the initial outbreak and resurgences of COVID-19;

•	natural disasters and other disruptions in international trade;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership and dry bulk vessel capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the cost of newbuildings and the time it takes to construct a newbuild;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrap prices and the time it takes to scrap a vessel;

•	speed of vessel operation;

•	costs of bunkers and other operating costs;

•	vessel casualties;

•	the efficiency and age profile of the existing containership and dry bulk fleet in the market;

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;

•	the economics of slow steaming;

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and

•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).

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

During the year ended December 31, 2023, the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels, and three year time charter rates of 6,800 TEU to 9,000 TEU vessels that is published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Research Services Limited (“Clarkson Research”) (based on $/TEU for 1993=100)) decreased by 36%, from 105.76 points in December 2022 to 67.36 points in December 2023. The decrease in charter rates is mainly attributable to the newbuild containerships delivered during 2023 (2.3 million TEU capacity), the further normalization in supply chains and a stagnant demand in seaborne container transportation. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

According to Clarkson Research, seaborne container trade (in terms of million TEU transported) grew by a compound annual growth rate of 2.2% per annum between 2014 and 2023. During this period, there have been two years, 2020 and 2022, at which seaborne container trade exhibited negative growth rates. More specifically, during 2020, volumes decreased by 1.5% due to the outbreak of COVID-19 and the respective supply chain inefficiencies it caused, whereas in 2022, volumes decreased by 3.7% following an increase of 6.6% in the previous year. Clarkson Research estimates an increase in seaborne container trade from 200.3 million TEU in 2022 to 200.9 million TEU in 2023. Furthermore, according to Clarkson Research, future supply as represented by the containership order-book as of December 2023 amounted to 24.5% of the existing fleet capacity, lower than the respective percentage of 29.4% a year ago but still one of the highest such percentages since 2011. Delivery of the vessels currently under construction may negatively affect time charter rates for both short- and long-term periods unless it coincides with an increase in the demand for seaborne transportation of container boxes.

We charter our dry bulk vessels primarily on short-term time charters, and therefore, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. Conditions in the international dry bulk shipping market can be volatile and cyclical and have varied significantly over the last decade. During 2022, mainly due to the conflict between Russia and Ukraine, the COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and time charter rates for Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively) dropped on average by 50% compared to 2021 levels. During 2023, the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors resulted in an increase of 57% in time charter rates for the aforementioned categories. Weak or volatile conditions in the dry bulk shipping sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

An oversupply of containership or dry bulk vessel capacity may reduce charter rates and adversely affect our ability to charter our vessels at profitable rates or at all, which could have a material adverse effect on our financial condition and results of operations.

An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all. According to Clarkson Research, as of December 2023, the containership order-book represented 24.5% of the existing fleet capacity, 66% of which was for vessels with carrying capacity in excess of 12,000 TEU.

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

Although the number of dry bulk vessels on order as a percentage of the dry bulk fleet in the water was at a moderate level of 9% as of December 2023, such number can quickly increase if multiple orders by industry participants and outside investors are placed. While the orderbook has consistently remained below 10% since the beginning of 2020, dry bulk vessels older than 15 years represent 20% of all dry bulk vessels, which, coupled with stricter environmental regulations relating to fuel oil emissions, could lead to increased activity in newbuild orders for more fuel efficient vessels. If, due to an oversupply of dry bulk vessels, charter rates decline upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy or terrorist attacks including the recent Houthi seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

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

The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters on favorable terms with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The international dry bulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. In addition, we are a new entrant in the dry bulk industry and some of our competitors may have more experience and more established customer relationships. Competition among vessel owners for the seaborne transportation of dry bulk cargo can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Many of our competitors have greater resources and access to capital than we have and operate larger fleets than we may operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This is particularly true for our dry bulk fleet. To the extent we operate vessels on short-term time charters, index-linked time charters and voyage charters obtained in the spot market, this seasonality may result in the future and has in the past resulted in quarter-to-quarter volatility in our operating results which could affect our ability to pay dividends to our common stockholders. The dry bulk market is typically stronger in the fall and spring months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months and increased South American grain shipments during spring. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended June 30 and December 31.

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

Downside risks to the world economy, ongoing conflicts, renewed terrorist activity, the outbreak of a pandemic crisis, international hostilities, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. The current macroeconomic environment is also characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates. Inflation and rising interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the economic impact of and global response to the emergence of a pandemic crisis such as COVID-19 (and new variants that may emerge), the continuing war in Syria, the ongoing conflict between Russia and Ukraine, the ongoing conflict between Israel and Hamas, the recent Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea, renewed terrorist attacks around the world and the refugee crisis may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business. The recent Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized.

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

Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, armed conflicts as well as the threat of future attacks or the spreading of armed conflicts, continue to cause uncertainty and volatility in the world markets and may affect our business, results of operations and financial condition. The ongoing conflict between Russia and Ukraine, the ongoing conflict between Israel and Hamas, the recent seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea may negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition. The recent Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized. In addition, recent events in the Israel-Hamas conflict have created additional concerns of disruption as the conflict may broaden or escalate. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could trigger a new refugee crisis, affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

In addition, global financial markets and economic conditions which remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, may be negatively impacted by the aforementioned conflicts and risks. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Any future tightening of capital requirements could further reduce lending activities. If this were to occur, we may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all in the future. If financing becomes unavailable when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Geopolitical risks may affect the ability of certain of our managers and service providers, which have offices in Greece to operate efficiently.

The location of the offices of our managers and service providers, as well as certain of our sub-managers’ offices in Greece exposes them to geopolitical risks related to Greece, such as a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers and service providers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet.

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

The U.S. government has recently made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

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

The employment of our dry bulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the initial onset of COVID-19 resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials.

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

Our financial and operating performance may be adversely affected by the continuation of COVID-19, the spread of new variants or the occurrence of another epidemic and related governmental responses thereto.

Our business may be adversely affected by any new outbreaks or new variants of COVID-19 or occurrence of another epidemic that may emerge. The initial onset of COVID-19 introduced uncertainty into our operational and financial activities, resulting in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence of COVID-19, any new variants thereof or occurrence of another epidemic, which may adversely affect global economic activity and could have a material adverse effect on our future business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels and our ability to pay dividends. The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics, including COVID-19, or a recession or market correction resulting from the spread of COVID-19 or another virus could have a material adverse effect on our future financial and operating performance.

Risks Inherent in Our Business

Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.

As of March 19, 2024, we had no newbuild containerships under contract or any secondhand vessels that we had agreed to acquire, and all vessels we have agreed to acquire had been delivered, but we may contract for additional newbuild or secondhand vessels in the future. In 2022, we served notices of termination for eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard and we are currently in arbitration with the shipyard in connection with the terminations. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The expected delivery dates under any shipbuilding contracts or purchase agreements we may enter into in the future, may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	breach of contract by, or disputes with, our counterparties;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard or other seller;

•	a backlog of orders at the shipyard;

•	sanctions imposed on the seller, the shipyard, or the vessel;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	disruptions due to COVID-19;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.

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

These risks are heightened for our containership agreements, as we derive our revenues from the containership sector from a limited number of customers in part through long-term time charters. Weakness in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand and increases in liner companies’ operating costs could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced or more environmental friendly vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases and/or extended charter periods, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”), Zim Integrated Shipping Services Ltd. (“ZIM”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 86%, 85% and 83% of our containership revenue in 2021, 2022 and 2023, respectively. The tough economic conditions faced by these liner companies historically and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base may continue to shrink and we may depend on a more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power. In 2014, three of our subsidiaries participated in a restructuring agreement with one of our charterers whereby they agreed to charter hire reductions in exchange for equity and unsecured debentures which were eventually repaid in full and in certain cases charter period extensions.

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

We expect to grow our business by ordering newbuild vessels and through selective acquisitions of secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

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

Many of our containerships and all of the dry bulk vessels we have acquired are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than their vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels which we had operated since they were built. In addition, variability in the age and type of secondhand vessels in our fleet may prevent us from attaining economies of scale in our operations and maintenance of our fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

The increased volatility of our new dry bulk operating platform may have a material adverse effect on our earnings and cash flow.

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

Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. We also use derivative instruments such as forward freight agreements, foreign exchange forwards and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices. Furthermore, we use derivative instruments to hedge our exposure to European Union Allowances within the context of EU’s Emissions Trading Scheme. As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. We may incur losses on these derivative positions, and those losses could be material.

Our investment in the leasing business exposes us to financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow.

Since March 30, 2023, we are the controlling shareholder of Neptune Maritime Leasing Limited (“Neptune” or “NML”) which operates a leasing business. Neptune acquires and charters out on a bareboat basis vessels to customers (lessees) through wholly-owned subsidiaries. The leasing business finances part of its vessels’ acquisition cost using bank debt. The terms for obtaining finance may not match the terms for providing finance to its customers. For example, Neptune may pay a fixed interest rate to its lenders and receive a floating interest rate from its customers or vice versa. This may expose Neptune to interest rate risk and as a result, our revenues and results of operations may be adversely affected.

Further, the ability and willingness of each of our lessees to perform their obligations under the bareboat charter with the leasing business will depend on a number of factors that are beyond our control. As a result, our revenues and results of operations may be adversely affected. These factors include:

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

Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.

Acquiring and renewing time charters depends on a number of factors, including our ability to man our vessels with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain suitably skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of March 19, 2024, the majority of the vessels that we charter-in under our dry bulk operating platform are expected to be employed under voyage charters and we may enter into more such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis or by ourselves when we charter-in vessels, which are generally not equipped with scrubbers, such vessels may be less competitive compared to vessels that are equipped with scrubbers. As of March 19, 2024, we owned 15 containerships and two dry bulk vessels in the water that are equipped with scrubbers. As of March 19, 2024, we have chartered-in for a period, 50 dry bulk vessels through our dry bulk operating platform, 18 of which are equipped with scrubbers. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

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

As of March 19, 2024, our current fleet of 68 containerships in the water had an average age (weighted by TEU capacity) of 12.3 years, and our current fleet of 37 dry bulk vessels had an average age (weighted by dwt capacity) of 12.4 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of March 19, 2024, our current fleet of 68 containerships in the water had an average age (weighted by TEU capacity) of 12.3 years, and our current fleet of 37 dry bulk vessels (including one secondhand vessel that we have agreed to sell), had an average age (weighted by dwt capacity) of 12.4 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships and dry bulk vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

We conduct a substantial amount of business in China, including through our managers V.Ships (Shanghai) Limited (“V.Ships Shanghai”), Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. which, as of March 19, 2024, operated 14 vessels that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, and as of March 19, 2024, we have chartered eight of our containerships with Chinese charterers , while none of our dry bulk vessels was chartered with Chinese charterers. As of the same date, we have entered into sale and leaseback transactions in respect of ten containerships with certain Chinese financial institutions. In 2023, we served notices of termination for eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard.  See “Item 4. Information on the Company— B. Business Overview—Our Fleet—Our Containership Fleet”.

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

We rely, to a large extent, on the cash flow generated from charters for our vessels. An adverse development in the international container and dry bulk shipping industry would have a significant impact on our financial condition and results of operations and could also impair our ability to service debt or pay dividends to our stockholders.

Regarding our containership transportation business, if market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth. As of March 19, 2024, the time charters of seven of our containerships will expire in 2024. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. There is currently less demand for long-term time charters compared to recent years. If conditions worsen, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, (on a charter free or charter inclusive basis, as applicable), of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% of the then-outstanding amount of the credit facility and any related swap exposure (except one credit facility for which such percentage is 140%).

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

As of December 31, 2023, we had outstanding indebtedness of approximately $2.4 billion, including the obligations under the unsecured bond loan, finance leases and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

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

We have entered into interest rate swaps, interest rate caps and cross currency swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances. As of December 31, 2023, the aggregate notional amount of interest rate swaps and interest rate caps relating to our fleet as of such date was $1,137.8 million. As of December 31, 2023, our obligations under fixed rate loans, finance leases, other financing arrangements and our unsecured bond loan, which were under fixed interest rates amounted to $886.2 million. Furthermore, with respect to our unsecured bond loan, we have entered into two cross currency swaps for a notional amount of $122.4 million to hedge the related foreign exchange exposure.

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

From time to time, we also enter into certain currency hedges. As of December 31, 2023, the Company was engaged in 24 Euro/U.S. dollar contracts totaling $78.6 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates, currency exchange rates, freight rates or bunker prices or that our counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. Between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%. As of December 31, 2023, our obligations under our secured credit facilities that bear interest at SOFR plus a margin amounted to $1,505.8 million. For additional information, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Credit Facilities, Finance Leases and Other Financing Arrangements”.

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

Environmental regulations may also require or cause a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of or increased costs for insurance coverage relating to environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions allowances, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our stockholders.

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the vessels in our fleet, Costamare Shipping and each of our sub-managers is ISM Code-certified, although such certifications are subject to change or revocation.

Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides, initially announced in 2016 by the International Maritime Organization (“IMO”), came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis or us when we charter-in vessels. Our owned and chartered-in vessels which are generally not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers. As of March 19, 2024, we owned 15 containerships and two dry bulk vessels that are equipped with scrubbers. As of March 19, 2024, we have chartered-in for a period, 50 dry bulk vessels out of which 18 are equipped with scrubbers. Ships not equipped with exhaust gas scrubbers may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2023, 31 of our 110 vessels in the water were EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2023, all our EU-flagged vessels met this weight specification. The European List presently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, is expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional compliance obligations, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. To comply with new environmental laws and regulations and other requirements that may be adopted, we may be required to incur significant capital and operational expenditures to keep our vessels in compliance, or to scrap or sell certain vessels entirely. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries will seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. While the shipping industry has not been subject to the EU ETS in the past, in May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system.

In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 (with certification requirements that entered into force on January 1, 2023), which require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG emissions reduction measures. Under these regulations, vessels must calculate their Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and vessels that receive poor ratings may incur additional regulatory burdens. These and other emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of our existing vessels, particularly the older ones, we may incur significant capital expenditures to apply efficiency improvement measures and meet the required EEXI threshold, such as steps associated with shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI and CII regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of a shaft/engine power limitation as a measure to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds. This, in turn, could result in the contracting/building of new ships to replace any reduction in capacity.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. Implementation of the framework may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safe and efficient operation of our business including, but not limited to, accounting, billing, disbursement, booking and tracking, vessel scheduling, vessel operations and managing our financial exposure is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Our managers and service providers also rely on information systems to provide us with commercial, technical and other management services. Any significant interruption or failure of our, or one of our manager’s or service provider’s, information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us, which could subject us to fines, penalties or subject us to litigation which could have an adverse effect on our results of operations and financial condition.

Our vessels have called and we expect will continue to call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Malacca Strait, the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, West Africa, and increasingly in the Gulf of Guinea. Furthermore, the recent seizures and attacks by the Houthi and Iran on commercial vessels in the Red Sea, Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs could also increase in such circumstances. In the event that a vessel is seized and remains in captivity for a period exceeding 180 days, the charterers will terminate the charter and the insurance cover will expire. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

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

Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

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

Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of two containerships privately owned or controlled, and one dry bulk vessel controlled by Mr. Konstantakopoulos, but does not apply to four containerships and two dry bulk vessels owned by companies in which Mr. Konstantakopoulos holds a passive interest. This could give rise to a conflict of interest, which could adversely impact our results of operations.

We also cannot rule out the possibility that our board of directors will grant waivers to the restrictive covenant agreement. These restrictions have been waived by the Board of Directors or do not apply with respect to six container vessels and three dry bulk vessels in which Konstantinos Konstantakopoulos has an interest, with no such waivers occurring in the year ending December 31, 2023. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Konstantinos Konstantakopoulos Restrictive Covenant Agreement”.

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

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as amended and restated on June 28, 2021 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other management services. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos alone or together with members of his family. As of March 19, 2024, Costamare Shipping is also the manager of four vessels privately owned by our chairman and chief executive officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands Container Management Ltd. and, Navilands Bulker Management Ltd., (together, “Navilands”) as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands. Navilands Container Management Ltd. and Navilands Bulker Management Ltd. may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. (together, “Navilands (Shanghai)”) respectively. Navilands and Navilands (Shanghai) are indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. In addition, our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly owns 50% of Blue Net Chartering GmbH & Co. KG (“Blue Net”) which provides charter brokerage services to our containerships under a brokerage agreement (the “Brokerage Agreement”) and of Blue Net Chartering Asia Pte. Ltd. (“Blue Net Asia”) which provides charter brokerage services to our containerships on a case by case basis. Blue Net does not provide its services to the vessels for which charter brokerage services are being provided by Blue Net Asia. Pursuant to agreements dated November 14, 2022 (the “2022 Agency Agreements”), Costamare Bulkers Services GmbH (“Local Agency A”), Costamare Bulkers Services APS (“Local Agency B”) and Costamare Bulkers Services Pte. Ltd. (“Local Agency C”) and pursuant to the agreement dated November 20, 2023 (together with the 2022 Agency Agreements, the “Agency Agreements”), Costamare Bulkers Services Co., Ltd. (“Local Agency D” and together with Local Agency A, Local Agency B and Local Agency C, the “Agency Companies”) provide chartering and other services to Costamare Bulkers Inc. (“Costamare Bulkers” or “CBI”). The Agency Companies are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the Agency Agreements were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at March 19, 2024 of approximately 28.7% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

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

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one container vessel (which is comparable to two of our vessels), has a controlling interest in a company that owns one container vessel (which is comparable to four of our vessels) and holds a passive interest in certain companies that own four containerships (which are comparable to 18 of our vessels). Mr. Konstantakopoulos also has a controlling interest in a company that owns one dry bulk vessel (which is comparable to eight of our vessels) and holds a passive interest, together with members of his family, in a business involved in the ownership of two dry bulk vessels (which are comparable to 18 of our vessels). Mr. Konstantakopoulos may acquire additional vessels. Additionally, one of our non-independent board members holds a minority interest in a company that owns a containership comparable to four of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Costamare Shipping and Costamare Services have provided in the past and may provide in the future management services and other services in respect of the Joint Venture vessels (as defined in “Item 4. Information on the Company––Business Overview––Our Fleet––Framework Deed”) as well as to containerships and dry bulk vessels owned by entities controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, or members of his family and their affiliates that are similar to and may compete with our vessels. V.Ships Greece, V.Ships Shanghai, Navilands, Navilands (Shanghai), HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), FML Ship Management Ltd. (“FML”), F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) and Synergy Marine Pte. Ltd. (“Synergy”) provide and/or may provide services to third parties. Blue Net and Blue Net Asia provide brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third-party vessels include vessels owned by Peter Döhle Schiffahrts-KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

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

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries that have been subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran, Syria and Sudan.

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

For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

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

From January 2011 through December 2023, vessels in our fleet made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.31% of our approximately 67,237 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. In addition, in 2023, 2022 and 2021, none of our vessels, including vessels owned pursuant to the Framework Deed with York, made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could, in turn, negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

The shipping industry and associated derivatives markets are highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

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

During the year ended December 31, 2023, we have issued 1,742,320 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2023, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

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

The international shipping industry and associated derivatives markets are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers and other counterparties of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;

•	disruptions related to the continuation of COVID-19, new variants or future pandemics;

•	prevailing global and regional economic and political conditions, including the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Red Sea crisis;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	dry bulk freight rates and bunker prices;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	the level of capital requirements of our dry bulk operating platform and our leasing business;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends or redemptions.

In addition, our credit facilities prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends. For more information regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects”.

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

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2023, we had outstanding indebtedness, including our other financing arrangements, finance leases and our unsecured bond loan, of approximately $2.4 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.4 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family own as of March 19, 2024, directly or indirectly, approximately 64.1% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours. See “Item 3. Key Information—D. Risk Factors—Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.”

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

Based on our method of operation, we believe that we are not now and have never been a PFIC. Although there can be no assurance, we also do not expect to be classified as a PFIC for 2024 or subsequent years. This expectation is based on our current operations and current law. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

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

Our diverse lines of business may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.

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

New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance. In January 2019, the Organization for Economic Co-operation and Development (the “OECD”) announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two also referred to as the Global Anti-Based Erosion Rules (the “GloBE Rules”) operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. As of December 31, 2023, there were two Joint Venture entities, none of which owned any vessels. We expect the remaining two Joint Venture entities to be wound down in 2024. The Framework Deed is expected to terminate when both of the remaining Joint Venture entities are wound down.

In June 2021, we decided to expand into the dry bulk shipping sector and invest in dry bulk vessels.

In November 2022, we established a dry bulk operating platform under Costamare Bulkers with a team of experienced professionals.  The new venture has offices in Athens and Monaco as well as agreements with agencies in Copenhagen, Hamburg, Singapore and Japan for the provision of chartering, cargo sourcing and/or research services on a cost-plus basis. The operating platform, which commenced operations in the fourth quarter of 2022, charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. We own 92.5% of the shares of the dry bulk operating platform. We have invested $200 million in Costamare Bulkers. As of March 19, 2024 Costamare Bulkers has chartered-in for a period, 50 dry bulk vessels.

In March 2023, we entered into an amended and restated subscription and shareholders’ agreement with the existing Neptune shareholders at the time (the “Neptune Shareholders’ Agreement”) pursuant to which we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector.  Pursuant to the Neptune Shareholders’ Agreement, we received a special share in Neptune which carries 75% of the voting rights and have agreed to invest up to $200 million in exchange for up to 40% of the ordinary shares and up to 79.05% of the preferred shares. As of March 19, 2024, we have invested in Neptune the amount of $123.3 million and own 36.6% of Neptune’s ordinary shares and 73.2% of its preferred shares. As of March 19, 2024, the assets under the Neptune investment portfolio consist of one containership, four tankers, 16 dry bulk vessels and three offshore supply vessels which are under bareboat charter agreements.

For more information on the Company’s capital expenditures and divestitures, see Note 15 to our consolidated financial statements included elsewhere in this annual report.

We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. The information contained on or connected to our website is not part of this annual report.

B. Business Overview

General

We are an international owner and operator of containerships and dry bulk vessels. We charter our containerships to the world’s largest liner companies, providing worldwide transportation of containerized cargoes. We charter our dry bulk vessels to a wide variety of customers, providing worldwide transportation for dry bulk cargoes.

As of March 19, 2024, our containership fleet consisted of 68 vessels in the water, aggregating approximately 513,000 TEU.

Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.4%, 99.3% and 99.0% in 2021, 2022 and 2023, respectively. Over the last three years, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. The average (weighted by TEU capacity) remaining time charter duration for our fleet of 68 containerships in the water was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. Our fixed-term charters for our fleet of 68 vessels in the water represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership.

As of March 19, 2024, our dry bulk fleet consisted of 37 vessels in the water, with a total carrying capacity of approximately 2,539,000 dwt, including one vessel that we have agreed to sell, with a carrying capacity of approximately 33,800 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Our current chartering policy for our dry bulk fleet is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. This policy will be evaluated regularly in light of prevailing market conditions and our view of the market. We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions continue. For the year ending December 31, 2023, our dry bulk fleet utilization level was 98.7%.

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

Since the fourth quarter of 2022, we operate a dry bulk operating platform under Costamare Bulkers which charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and utilizes hedging solutions. As of March 19, 2024, the dry bulk operating platform has chartered-in for a period, 50 vessels with a total carrying capacity of approximately 7,845,000 dwt, of which 48 vessels have already been delivered and subsequently are or will be employed under voyage charters or sub time charters.

As described below, the dry bulk operating platform receives chartering, cargo sourcing and/or research services from agencies in Copenhagen, Hamburg, Singapore and Japan, which are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

In March 2023, we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and finance (via bareboat charter agreements) vessels through its wholly-owned subsidiaries. As described below, Neptune’s strategy is to build a portfolio of long-term financing contracts through sale and leaseback transactions in the maritime sector while also utilizing bank financing.

Our Fleet

Our Containership Fleet

The tables below provide additional information about our fleet of containerships as of March 19, 2024. Some of our vessels are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

Current Containership Fleet

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd / (*)	2017	11,010	36,650 / (*)	March 2030(3)
16	ZIM SHANGHAI	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	(*)	April 2026
19	COSCO HELLAS	COSCO	2006	9,469	(*)	July 2026
20	BEIJING	COSCO	2006	9,469	(*)	June 2026
21	MSC AZOV	MSC	2014	9,403	35,300	December 2026
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	April 2030(4)
27	VALUE	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	April 2030(5)
28	VALIANT	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	June 2030(6)
29	VALENCE	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	July 2030(7)
30	VANTAGE	Hapag Lloyd / (*)	2013	8,827	32,400 / (*)	September 2030(8)
31	NAVARINO	MSC/ (*)	2010	8,531	31,000 / (*)	March 2029(9)
32	KLEVEN	MSC	1996	8,044	41,500	November 2026
33	KOTKA	MSC	1996	8,044	41,500	December 2026
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	MSC	1996	7,403	41,500	July 2026
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(10)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(10)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(11)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(11)
50	GIALOVA	ZIM	2009	4,578	25,500	April 2024
51	DYROS	Maersk	2008	4,578	17,500	February 2025
52	NORFOLK	(*)	2009	4,259	(*)	March 2025
53	VULPECULA	ZIM	2010	4,258	43,250 (on average)	May 2028(12)
54	VOLANS	Hapag Lloyd	2010	4,258	21,750	June 2024
55	VIRGO	Maersk	2009	4,258	21,500	March 2025
56	VELA	ZIM	2009	4,258	43,250 (on average)	April 2028(13)
57	ANDROUSA	(*)	2010	4,256	(*)	May 2024
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL(i)	Maersk	2018	3,800	19,700	January 2025(14)
61	LAKONIA	COSCO	2004	2,586	26,500	March 2025
62	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	May 2024
63	ETOILE	(*)	2005	2,556	(*)	June 2026
64	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
65	ARKADIA	Swire Shipping	2001	1,550	14,250	April 2024
66	MICHIGAN	(*)	2008	1,300	(*)	October 2025
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(15)
68	LUEBECK	MSC / (*)	2001	1,078	15,000 / (*)	April 2026(16)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.

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

(5)
Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(6)
Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025 at the earliest. Upon redelivery of the vessel from Hapag Lloyd the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(7)
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

(10)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(11)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(12)
Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(13)
Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months at a daily rate of $43,250, on average. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(14)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(15)
Trader is currently chartered at an undisclosed rate until October 1, 2024 at the earliest. Upon redelivery of the vessel from its current charterer the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(16)
Luebeck is currently chartered to MSC at a daily rate of $15,000 until April 2024 at the earliest. Upon redelivery of the vessel from MSC the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.
(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Our Dry Bulk Vessel Fleet

The tables below provide additional information, as of March 19, 2024, about our fleet of 37 dry bulk vessels, including one vessel that we have agreed to sell. Each vessel is a dry bulk carrier, meaning it is a dedicated dry bulk vessel.

Current Dry Bulk Fleet

	Vessel Name	Year Built	Capacity (DWT)
1	MIRACLE (ex. IRON MIRACLE)	2011	180,643
2	DORADO	2011	179,842
3	ENNA	2011	175,975
4	AEOLIAN	2012	83,478
5	GRENETA	2010	82,166
6	HYDRUS	2011	81,601
7	PHOENIX	2012	81,569
8	BUILDER	2012	81,541
9	FARMER	2012	81,541
10	SAUVAN	2010	79,700
11	ROSE	2008	76,619
12	MERCHIA	2015	63,800
13	SEABIRD	2016	63,553
14	DAWN	2018	63,530
15	ORION	2015	63,473
16	DAMON	2012	63,227
17	ARYA	2013	61,424
18	TITAN I	2009	58,090
19	ERACLE	2012	58,018
20	PYTHIAS	2010	58,018
21	NORMA	2010	58,018
22	ORACLE	2009	57,970
23	CURACAO	2011	57,937
24	URUGUAY	2011	57,937
25	ATHENA	2012	57,809
26	SERENA	2010	57,266
27	LIBRA	2010	56,729
28	CLARA	2008	56,557
29	BERMONDI	2009	55,469
30	VERITY	2012	37,163
31	PARITY	2012	37,152
32	ACUITY	2011	37,149
33	EQUITY	2013	37,071
34	DISCOVERY	2012	37,019
35	BERNIS	2011	34,627
36	ADVENTURE(i)	2011	33,755
37	RESOURCE	2010	31,776

(i)	Denotes vessel that we have agreed to sell.

Framework Deed

Under the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), on the other, we agreed with York to jointly invest in newbuild and secondhand container vessels through vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”), and any such jointly owned vessel, referred to as a “Joint Venture vessel”). During 2023, we acquired York Capital’s 51% equity interest in each of the 2018-built, 3,800 TEU capacity containership Polar Brasil and the 2001-built, 1,550 TEU capacity containership Arkadia and, as a result, we obtained 100% of the equity interests in each vessel. As of December 31, 2023, there were two Joint Venture entities, none of which owned any vessels. We expect the remaining two Joint Venture entities to be wound down in 2024. The Framework Deed is expected to terminate when both of the remaining Joint Venture entities are wound down.

Chartering of Our Fleet

Container vessels: We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of March 19, 2024, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 68 containerships in the water was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Dry bulk vessels: Dry bulk vessels are ordinarily chartered either through a voyage charter or a time charter. Under a voyage charter, the owner agrees to provide a vessel for the transport of dry bulk cargo between specific ports in return for the payment of an agreed freight rate per ton of dry bulk cargo or an agreed dollar lump-sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Currently our chartering policy is to employ our owned vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions continue.

Our Customers

For our containership fleet, our customers include many of the leading international liner companies, including, among others, A.P. Moller- Maersk, CMA CGM, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, Swire Shipping and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO together represented 86%, 85% and 83% of our containership revenue in 2021, 2022 and 2023, respectively.

While we currently charter our dry bulk vessels primarily for short term tenors with first-class dry bulk charterers, we aim to establish relationships with some of the world’s leading agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. We aim to maintain a diversified group of customers.

Management of Our Fleet

Costamare Shipping serves as the manager for our containerships and dry bulk fleet and provides us with commercial, technical and other management services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has 50 years of experience in managing vessels of various types and sizes, developing specifications for newbuild containerships and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the international shipping industry as a leading containership manager.

Costamare Shipping may subcontract certain of its obligations to affiliated managers or to V.Ships Greece or, subject to our consent, to other third party managers or direct that such affiliated or third party managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our sub-managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, V.Ships Shanghai, Navilands, Navilands (Shanghai), Vinnen, HanseContor, Synergy and FML, provide our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Navilands and Navilands (Shanghai) are indirectly controlled by our chairman and chief executive officer Konstantinos Konstantakopoulos.

Blue Net provides under the Brokerage Agreement chartering brokerage services to our containerships, as well as to other third-party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. We believe that the appointment of Blue Net allows us to improve the charter rates at which we charter our containerships. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five containerships it manages, to pay Blue Net Asia, a company indirectly 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for those five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

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

Having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, V.Ships Shanghai and Navilands (Shanghai) mostly employ Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese Charterers and suppliers.

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

As of March 19, 2024,

•
Costamare Shipping provided commercial and insurance services to all of our containerships and dry bulk vessels, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships;

•	V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 17 of our containerships and 19 of our dry bulk vessels;

•	V.Ships Shanghai provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to five of our containerships and one of our dry bulk vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to five of our containerships;

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships;

•	FML provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 11 of our dry bulk vessels;

•	Synergy provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to one of our dry bulk vessels;

•	Navilands provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to three of our dry bulk vessels and to five container vessels; and

•	Navilands (Shanghai) provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to two of our dry bulk vessels and to five container vessels.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval, which we may provide under certain circumstances. Currently, Costamare Shipping provides management services to four vessels privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides post fixture services in respect of one container vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. V.Ships Greece, V.Ships Shanghai, Navilands, Navilands (Shanghai), HanseContor, Synergy, FML and Vinnen provide and/or may provide services to third parties.

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

Costamare Shipping received in 2023 and 2022 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2023 and 2022 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2023 and 2022 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2024. For the years ended December 31, 2023 and December 31, 2022, Costamare Shipping and Costamare Services charged aggregate fees of $63.7 million and $67.6 million, respectively, including $14.5 million and $14.6 million for the years ended December 31, 2023 and 2022, respectively, charged by third party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the years ended December 31, 2023 and December 31, 2022, Costamare Shipping  charged in aggregate to the companies established pursuant to the Framework Deed and to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $3.0 million and $2.5 million, respectively, for services provided in accordance with the relevant agreements including $0.9 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively charged by third party managers.

On December 31, 2023, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period and will automatically renew for one more consecutive one-year period until December 31, 2025. Prior to their expiration at the end of 2025, we expect to extend the Framework Agreement and the Services Agreement for another ten-year period. The daily fee for each vessel and the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Dry bulk vessels: Unlike the containership sector, ownership of dry bulk vessels is highly fragmented with approximately 13,600 vessels in the global fleet. The largest dry bulk vessel owner group is China COSCO Shipping, with a fleet of 328 vessels with an aggregate carrying capacity of approximately 36.6 million dwt, while the rest of the top 5 in terms of total dwt capacity is comprised of Japan’s NYK (204 vessels with an aggregate carrying capacity of approximately 22.6 million dwt), Norway’s Fredriksen Group (108 vessels with an aggregate carrying capacity of approximately 15.3 million dwt), Greece’s Star Bulk Carriers (117 vessels with an aggregate carrying capacity of approximately 13.2 million dwt) and Berge Bulk (66 vessels with an aggregate carrying capacity of approximately 12.5 million dwt).

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers.  Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. Our chief financial officer and a non-independent board member are also employed by and receive compensation from Costamare Bulkers. As of December 31, 2023, Costamare Shipping, Costamare Services and the Agency Companies employed in aggregate approximately 250 shore-based employees and approximately 2,500 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships and dry bulk vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Our Dry Bulk Operating Platform

Chartering-in/out

In 2022, the Company formed a dry bulk operating platform to charter-in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and utilize hedging solutions, shifting to an active approach in order to improve margins, grow its network of customers and afford it the flexibility to take advantage of favorable market conditions in the dry bulk physical and derivative freight markets. We expanded our presence globally with the establishment of offices in Athens and Monaco and by contracting with agencies in Copenhagen, Hamburg, Singapore and Japan. We aim to charter-in vessels from reputable shipowners and subsequently employ the vessels on a voyage charter or sub time charter basis with third party charterers. As a result, we have been fixing an increasing number of vessels on voyage charters and we have been entering in contracts of affreightment directly with cargo providers. We believe that our dry bulk operating platform provides added flexibility to changing market conditions and generates synergies with our dry bulk fleet.

As of March 19, 2024, the dry bulk operating platform has chartered-in for a period, 50 vessels with a total carrying capacity of approximately 7,845,000 dwt, of which 48 vessels have already been delivered and subsequently are or will be employed under voyage charters or sub time charters.

Forward Freight Agreements and Other Derivative Products

Our dry bulk operating platform endeavors to utilize forward freight agreements to establish market positions or to hedge its exposure on chartered-in vessels. It also endeavors to use bunker swaps to hedge its exposure to bunker prices.

Our Counterparties

Our dry bulk operating platform endeavors to charter-in dry bulk vessels from reputable shipowners around the world, that own vessels which meet its trading and specifications criteria.

With its chartered-in fleet, our dry bulk operating platform endeavors to provide freight services to a wide base of customers by transporting dry bulk commodities worldwide. Its customers include agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies.

Through its global presence our dry bulk operating platform endeavors to develop long-lasting relationships both with shipowners and customers, in order to help maintain continuous access to suitable vessels and cargoes.

Agency Companies

Costamare Bulkers receives chartering, cargo sourcing and/or research services from agencies in Copenhagen, Hamburg, Singapore and Japan which are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

Our Lease Financing Platform

In March 2023, we entered into an agreement with Neptune and its shareholders pursuant to which we agreed to invest in Neptune’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in Neptune which carries 75% of the voting rights of the ordinary shares providing control over Neptune. Neptune was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Neptune endeavors to obtain bank financing to finance on a back to back basis part of the financing it extends to its clients. As of March 19, 2024, we have invested in Neptune the amount of $123.3 million and own 36.6% of Neptune’s ordinary shares and 73.2% of its preferred shares. At the time that we obtained control of Neptune, Neptune had one containership and three dry bulk vessels under sale and leaseback arrangements. Subsequent to the Neptune acquisition, Neptune has acquired 13 dry bulk vessels, four tanker vessels and three offshore supply vessels under sale and leaseback arrangements.

Our Counterparties

Our lease financing platform endeavors to finance diverse vessels types owned by reputable shipowners around the world, that meet its financing criteria and to develop long-lasting relationships both with shipowners and financiers, in order to help maintain continuous access to dealflow.

Neptune Manager

Neptune receives administrative, strategic, accounting and tax as well as insurance arrangements and vessel related services in respect of vessels being financed or to be financed from the Neptune Manager.  The Neptune Manager is majority owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, with the general manager and member of the board of directors of Neptune holding a minority stake in the Neptune Manager.

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

Freight Demurrage & Defense Insurance

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleets:

Dry-docking Schedule(1)

	2024	2025	2026	2027	2028
Number of Containerships	11	13	18	8	15
Number of Dry Bulk Vessels	7	8	9	13	12

(1)	Excludes one dry bulk vessel that we have agreed to sell which has been classified as asset held for sale.

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

IMO Requirements

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and introduces requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions. The mandatory data collection system is intended as the first in a three-step approach in which analysis of the data collected will provide the basis for an objective, transparent and inclusive policy debate in the Marine Environment Protection Committee (“MEPC”) of the IMO, under a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals. The 2023 IMO GHG Strategy increases the levels of ambition compared to the Initial IMO Strategy on Reduction of GHG Emissions from Ships. The levels of ambition and indicative checkpoints shall consider the Well-to-Wake (WtW) GHG emissions of marine fuels, as addressed in the Guidelines on life-cycle GHG intensity of marine fuels life-cycle analysis (LCA) Guidelines with the overall objective of reducing GHG emissions of international shipping without a shift to other sectors.

Amendments to Annex VI that were adopted in July 2010, and were phased in on January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m which became effective in 2020, and is a significant reduction from the 3.5% m/m global limit previously in place. From January 1, 2020, vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. From March 1, 2020, vessels not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in 17 of our vessels (15 containerships and two dry bulk vessels). Presently, 18 of the 50 period chartered-in through our dry bulk operating platform vessels are equipped with exhaust gas scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as Emission Control Areas (“ECAs”). From May 1, 2024, the Mediterranean Sea will become an ECA, with compliance obligations beginning May 1, 2025. The emissions restrictions of the Mediterranean ECA will be the same as the other ECAs, mandating the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system. Additional ECAs may be established in the future.

IMO nitrous oxide (NOx) Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW must comply with the NOx Tier III standard. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

Amendments to MARPOL Annex VI, which entered into force on March 1, 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data must be reported to the ship’s flag state (“Flag Administration”) on an annual basis. All our existing vessels have submitted to their Flag Administration the data required by regulation 22A of MARPOL Annex VI , covering ship operations for the years ended December 31, 2021 and 2022. The data was collected and reported in accordance with the methodology and processes set out in the vessels’ Ship Energy Efficiency Management Plan and the vessels are now carrying the relevant Statement of Compliance in accordance with the Fuel Oil Data Collection System. For the fourth reporting period, which is for the year ended December 2023, we expect the necessary data will be submitted to each ship’s flag by March 31, 2024.

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

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 entered into force on March 1, 2018. The changes included criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. Although all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

In addition, in 2011, the MEPC of the IMO adopted two sets of mandatory requirements to address GHG emissions from ships. The Energy Efficiency Design Index (“EEDI”) requires ships to achieve a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and may cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at that time.

As a result of the IMO’s continuous work to contribute to global efforts against climate change, it adopted an initial GHG reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions that are subject to ongoing reviews by the organization. The ambition levels have considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels. The initial GHG strategy introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures include the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation. Mid-term and long-term measures include development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reductions.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provides new mid-term emissions reduction goals and builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2023 and (4) achieving net zero GHG emissions from international shipping. A basket of mid-term measures to reduce GHG emissions that combines technical and economical elements is expected to be finalized at MEPC 81 in spring 2024, and ultimately enter into force in 2027. Potential long-term measures may be finalized and agreed by MEPC beyond 2030.

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. The measures require all ships to calculate their Energy Efficiency Existing Ship Index (“EEXI”) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (“CII”) and CII rating. The amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification entered into force on January 1, 2023.

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

A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved must be documented and verified against the required annual operational CII. This enables the operational carbon intensity rating to be determined. The rating is given on a scale–operational carbon intensity rating A, B, C, D, or E–indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level is recorded in the ship’s Ship Energy Efficiency Management Plan. A ship rated D for three consecutive years, or E, will have to submit a corrective action plan, to show how the required index (C or above) will be achieved.

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal was adopted in May 2023, and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024, and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

Varying emission requirements will present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition and the EU ETS, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The introduction of the EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the latest amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

Fourteen years after the IMO’s initial adoption of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, a sufficient number of contracting states have ratified the Convention and reached requirements for entry into force. Entry into force of this Convention required that the combined merchant fleets of the contracting states constitute not less than 40 percent of the gross tonnage (gt) of the world’s merchant shipping and the combined maximum annual ship recycling volume of these states during the preceding 10 years constitutes not less than three percent of the gt of the combined merchant shipping of the same states. The Hong Kong convention enters into force on June 26, 2025.

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

Effective March 23, 2022, the OPA liability limitation under U.S. Coast Guard regulations was increased to the greater of $1,300 per gross ton or $1,076,000 per incident for non-tank vessels, subject to periodic future adjustments of such limits. These limitations of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act (“VIDA”) enacted December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any costs associated with meeting the requirements under the VGP will be material.

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

The EPA has adopted standards under the Clean Air Act (“CAA”) that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulphur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power or use other CAECS (CARB Approved Emission Control Strategies) such as emission capture systems. The regulation was phased in starting in 2014 and the compliance start date for containerships, refrigerated cargo vessels and passenger vessel began on 1 January 2023. Our vessels currently affected by California regulations have made the necessary modifications. If this regulation is extended to dry bulk vessels we will have to make necessary modifications to our vessels. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

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

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling which brings forward the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships, therefore contributing to its global entry into force (the “EU Recycling Regulation”). From December 31, 2018, seagoing vessels flying the flag of an EU Member State must be recycled solely in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, must have an inventory of hazardous materials on board, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”). This regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions. Since June 30, 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements. Data collected is open to the public, as provided for by the regulations. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.

On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce on a linear basis their annual average CO2 emissions relative to transport work for all their ships by at least 40% by 2030, with penalties for non-compliance. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system.

The introduction of shipping into the EU ETS means that an additional approximately 80 to 100 million emission allowances will be put on the market. Of these, auction revenues from 20 million emission allowances will go to the Innovation Fund, a funding program that develops low-carbon technologies, to be used for shipping-specific projects. The remaining revenues will go to the EU Member States and must be used for climate-related purposes.

Fuel EU Maritime incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. Starting on January 1, 2025, the GHG intensity of energy consumed by vessels on European voyages will be evaluated on a Well-to-Wake (WtW) basis. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020. This upper limit will be incrementally decreased every five years from two percent in 2025 to 80 percent in 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs). Additionally, from 1 January 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) and use it for all energy needs while at berth in a port of call under the jurisdiction of a member State.

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

The Company endeavors to comply with all relevant reporting requirements under the ESRs.

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

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), which are regulated in order to reduce the levels of ship-generated air pollution and restrict the sulphur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must use fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China must report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulphur content not exceeding 0.5% m/m while at berth is expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not equipped with scrubbers will be required to burn fuel with a sulphur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth.

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

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of March 19, 2024, has 146 wholly-owned subsidiaries incorporated in the Republic of Liberia, 13 wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands and one wholly-owned subsidiary incorporated in the Republic of Cyprus. As of that date, 93 of our Liberian subsidiaries own dry bulk or container vessels in the water, eight are engaged in arbitration related to the terminations of shipbuilding contracts due to default by the shipyard and the remaining subsidiaries are dormant. Of our Marshall Islands subsidiaries, 12 own container vessels in the water and one holds all our participations in companies formed under the Framework Deed. In addition, as of March 19, 2024, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands which holds our participation in the dry bulk operating platform and controlled one company incorporated under the laws of Jersey, which has 30 subsidiaries incorporated in the Republic of the Marshall Islands and two incorporated in the Republic of Liberia. A list of our subsidiaries as of March 19, 2024 is set forth in Exhibit 8.1 to this annual report.

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

As of March 19, 2024, our containership fleet consisted of 68 vessels in the water, aggregating approximately 513,000 TEU, making us one of the largest public containership companies in the world based on total TEU capacity. Additionally, as of the same date, our dry bulk fleet consisted of 37 vessels with a total capacity of approximately 2,539,000 dwt, including one vessel that we have agreed to sell, with a capacity of approximately 33,800 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

As regards our containership business, our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies. As of March 19, 2024, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 68 containerships in the water was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of March 19, 2024, our fixed-term charters for our fleet of 68 containerships in the water represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Fleet”.

As regards our dry bulk business, our current chartering policy is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. Based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. For the year ended December 31, 2023, our dry bulk fleet utilization level was 98.7%. See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships and dry bulk vessels as of December 31, 2023. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. The table assumes the earliest redelivery dates possible under our vessels’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

	2024	2025	2026	2027	2028	2029	2030 - 2033
No. of Vessels whose Charters Expire(1)(2)	51	14	24	3	2	1	15
No. of Containerships whose Charters Expire	9	14	24	3	2	1	15
No. of Dry Bulk Vessels whose Charters Expire(1)(2)	42	—	—	—	—	—	—
TEU of Expiring Containership Charters	35,964	76,302	198,043	22,984	8,516	8,531	162,635
DWT of Expiring Dry Bulk Vessel Charters	2,604,720	—	—	—	—	—	—
Contracted Days	25,952	18,916	11,633	6,730	6,067	5,535	4,246
Available Days	14,230	19,774	26,819	30,865	31,631	32,060	138,322
Contracted/Total Days	64.6%	48.9%	30.3%	17.9%	16.1%	14.7%	3.0%
Containership Contracted/Total Containership Days (TEU -adjusted)(3)	96.1%	85.8%	57.6%	37.4%	35.5%	33.5%	6.9%
Dry Bulk Vessel Contracted/Total Dry Bulk Vessel Days (dwt-adjusted)(4)	24.5%	—	—	—	—	—	—

(1)	Includes one dry bulk vessel with no employment as at December 31, 2023.
(2)
Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old for containerships and 25 years for dry bulk vessels, unless the containership will exceed 30 years of age or the dry bulk vessel will exceed 25 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Adventure, Konstantinos, Manzanillo, and Progress are classified as held for sale and therefore the available days are calculated up to December 2, 2024, December 14, 2024, December 18, 2024 and December 20, 2024, respectively.

(3)	Contracted Days coverage for containerships adjusted by TEU capacity.
(4)	Contracted Days coverage for dry bulk vessels adjusted by dwt capacity.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2023, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. Chartering in the dry bulk sector tends to be more diversified with significant turnover among our charterers. Our dry bulk fleet is currently under charters with more than 20 different charterers.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 30 months for dry bulk vessels of 15 years of age or over and every 60 months for other vessels. We have dry-docked 63 vessels over the past three years, including three Joint Venture vessels, and we plan to dry-dock 18 vessels in 2024 and 21 vessels in 2025. Information about our fleet dry-docking schedule through 2028 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

As of March 19, 2024, the dry bulk operating platform has chartered-in for a period, 50 vessels with a total carrying capacity of approximately 7,845,000 dwt, of which 48 vessels have already been delivered and subsequently are or will be employed under voyage charters or sub time charters.

As of March 19, 2024, the assets under the Neptune investment portfolio consist of one containership, four tankers, 16 dry bulk vessels and three offshore supply vessels, which are under sale and leaseback arrangements.

Our Managers and Service Providers

Costamare Shipping provides our subsidiaries with commercial, technical and other management services pursuant to the Framework Agreement. As of March 19, 2024, Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, V.Ships Shanghai, Navilands, Navilands (Shanghai), Vinnen, HanseContor, Synergy, and FML, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub- manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services.

Costamare Shipping received in 2023 and 2022 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We also pay Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2023 and 2022, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2023 and 2022 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2024. For the years ended December 31, 2023 and December 31, 2022, Costamare Shipping and Costamare Services charged aggregate fees of $63.7 million and $67.6 million, respectively, including $14.5 million and $14.6 million for the years ended December 31, 2023 and 2022, respectively, charged by third party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services.

On December 31, 2023, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for one more consecutive one-year period until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Costamare Shipping provided management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provided technical, crew, crew insurance, commercial, general and administrative and insurance services directly or together with V.Ships Greece directly or, upon being directed to do so by the relevant Joint Venture entity through V.Ships Shanghai. During the years ended December 31, 2023 and December 31, 2022, Costamare Shipping  charged in aggregate to the companies established pursuant to the Framework Deed and to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $3.0 million and $2.5 million, respectively, for services provided in accordance with the relevant agreements including $0.9 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively charged by third party managers.

Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2022 and 2023 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). In lieu of said annual fee, in certain cases, some of our vessels have agreed to pay a commission ranging from 0.5 to 1.25% of their revenues from the charter arranged by Blue Net or Blue Net Asia. During the year ended December 31, 2022 and December 31, 2023, we paid $749,250 and $700,835, respectively, in total to Blue Net and $738,870 and $691,575, respectively, in total to Blue Net Asia for charter brokerage services.

Costamare Bulkers appointed Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023, as service providers on an exclusive basis to provide chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%), with the Agency Agreements to continue until terminated by either party. During the years ended December 31, 2022 and December 31, 2023 the Agency Companies charged Costamare Bulkers for services provided, in the aggregate, $2.8 million and $11.7 million, respectively.

A. Operating Results Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of March 19, 2024, our containership fleet amounted to a total of 68 vessels and our dry bulk fleet amount to a total of 37.

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

•
Utilization of Our Fleet. We calculate utilization of our fleet by dividing the number of days during which our vessels are employed less the aggregate number of days that our vessels are off-hire due to any reason other than due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys by the number of days during which our vessels are employed. We use fleet utilization to measure our vessels’ condition and efficiency in servicing our clients whilst employed. Historically, our fleet has had a limited number of unscheduled off-hire days during the period of employment. In 2021, 2022 and 2023 our fleet utilization for each year was 99.3%, 98.4% and 98.9%, respectively. More specifically, in 2023 our containerships fleet utilization rate was 99.0% and our dry bulk fleet utilization rate was 98.7%. If the utilization pattern of our fleet changes, our financial results would be affected.

•
Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance and vessel registry, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes, regulatory fees, vessel scrubbers and Ballast Water Treatment System (“BWTS”) maintenance expenses and other miscellaneous expenses. Furthermore, such expenses include the cost of chartering-in vessels by CBI along with the associated voyage expenses for such vessels which are subsequently employed under voyage charters. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts in an effort to minimize volatility in Euro denominated expenses.

•
Financing Expenses. We rely on external financing mainly from banks and other financing institutions, which we primarily use for the acquisition of vessels and refinancing of maturing financing facilities. We proactively seek to hedge the associated interest rate exposure, subject to market conditions, in an effort to minimize the embedded volatility in interest rate expenses.

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2023. The table should be read together with the additional information provided in this section. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2021, 2022 and 2023 and the consolidated balance sheets at December 31, 2022 and 2023, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2019	2020	2021	2022	2023
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF OPERATIONS
Revenues:
Voyage revenue	$478,109	$460,319	$793,639	$1,113,859	$1,502,491
Income from investments in leaseback vessels	—	—	—	—	8,915
Total revenues	478,109	460,319	793,639	1,113,859	1,511,406
Expenses:
Voyage expenses	5,291	7,372	13,311	49,069	275,856
Charter-in hire expenses	—	—	—	—	340,926
Voyage expenses-related parties	5,282	6,516	11,089	15,418	13,993
Vessels’ operating expenses	116,101	117,054	179,981	269,231	258,088
General and administrative expenses	5,551	7,360	9,405	12,440	18,366
General and administrative expenses-non-cash component	3,879	3,655	7,414	7,089	5,850
Management and agency fees-related parties	21,319	21,616	29,621	46,735	56,254
Amortization of dry-docking and special survey costs	8,948	9,056	10,433	13,486	19,782
Depreciation	113,462	108,700	136,958	165,998	166,340
(Gain) / loss on sale of vessels, net	19,589	79,120	(45,894)	(126,336)	(112,220)
Loss on vessel held for sale	2,495	7,665	—	—	2,305
Vessels’ impairment loss	3,042	31,577	—	1,691	434
Foreign exchange (gains) / losses, net	27	300	(29)	(3,208)	(2,576)
Operating income	$173,123	$60,328	$441,350	$662,246	$468,008
Other Income / (expenses):
Interest income	$3,349	$1,827	$1,587	$5,956	$32,447
Interest and finance costs	(89,007)	(68,702)	(86,047)	(122,233)	(144,429)
Swaps breakage cost	(16)	(6)	—	—	—
Equity gain on investments	11,369	16,195	12,859	2,296	764
Gain on sale of equity securities	—	—	60,161	—	—
Dividend income from investment in equity securities	—	—	1,833	—	—
Other, net	784	1,181	4,624	3,729	6,941
Gain / (loss) on derivative instruments, net	(603)	(1,946)	(1,246)	2,698	17,288
Total other expenses	$(74,124)	$(51,451)	$(6,229)	$(107,554)	$(86,989)
Net Income	$98,999	$8,877	$435,121	$554,692	$381,019
Earnings allocated to Preferred Stock	$(31,269)	$(31,082)	$(31,068)	(31,068)	(31,068)
Gain on retirement of Preferred Stock	—	619	—	—	—
Net loss attributable to the non-controlling interest	—	—	—	263	4,730
Net income / (loss) available to Common Stockholders	$67,730	$(21,586)	$404,053	$523,887	$354,681
Earnings / (loss) per common share, basic and diluted	$0.59	$(0.18)	$3.28	$4.26	$2.95
Weighted average number of shares, basic and diluted	115,747,452	120,696,130	123,070,730	122,964,358	120,299,172
OTHER FINANCIAL DATA
Net cash provided by operating activities	$250,391	$274,284	$466,494	$581,593	$331,368
Net cash provided by / (used in) investing activities	(8,858)	(36,397)	(787,456)	42,488	79,093
Net cash provided by / (used in) financing activities	(212,153)	(241,862)	482,594	(166,051)	(396,815)
Net increase / (decrease) in cash, cash equivalents and restricted cash	29,380	(3,975)	161,632	458,030	13,646
Dividends paid	(58,655)	(65,470)	(71,263)	(119,548)	(71,867)
BALANCE SHEET DATA (at year end)
Total current assets	$197,244	$192,050	$426,124	$1,014,622	$1,117,661
Total assets	3,011,958	3,010,516	4,407,041	4,896,229	5,287,022
Total current liabilities	266,534	206,974	370,027	423,090	662,770
Total long-term debt and finance lease liability, including current portion	1,426,162	1,465,619	2,467,321	2,607,534	2,391,644
Temporary equity – Redeemable non-controlling interest in subsidiary	—	—	—	3,487	629
Common stock	12	12	12	12	13
Total stockholders’ equity/net assets	1,410,728	1,348,820	1,725,899	2,156,950	2,438,760

	Average for the Year Ended December 31,
	2019	2020	2021	2022	2023
FLEET DATA
Number of vessels	60.3	60.0	83.6	116.7	111.4
TEU capacity (of our containerships)	403,930	417,980	521,389	542,264	514,978
DWT capacity (of our dry bulk vessels)*	—	—	1,252,917	2,442,106	2,508,358

*
Average DWT capacity for the year ended December 31, 2021 was calculated based on 201 days (the period from June 14, 2021 to December 31, 2021), given that we did not own any dry bulk vessels prior to June 14, 2021.

Voyage Revenue

Voyage revenues are primarily generated from time charter or voyage charter agreements. Voyage revenues are driven primarily by the number of owned and chartered-in vessels in our fleet, the amount of daily charter hire or freight rates that our owned and chartered-in vessels earn under time or voyage charter agreements and the number of operating days during which our owned and chartered-in vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the number of vessels that we charter-in, the amount of time that we spend positioning the vessels, the amount of time that the vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of the vessels and the levels of supply and demand in the containership and dry-bulk charter markets.

Under a time charter agreement, the charterer pays a fixed charter hire rate or an index-linked charter hire rate (which is adjusted periodically based on a specific index such as the Baltic Exchange Handysize Index (“BHSI”)) for the use of the vessel. Under time charter agreements, voyage revenues are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Furthermore, voyage revenues derived from time charter agreements with variable charter rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average voyage revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted voyage revenues until the earliest expiration date of the time charter, by (ii) the total contracted days until the earliest expiration date of the time charter agreement. Under a time charter agreement, the shipowner assumes all vessel operating costs and the charterer assumes all vessel voyage expenses.

Under a voyage charter agreement, a vessel is provided to a charterer for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. We are also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. Voyage revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of our performance as we perform. Therefore, voyage revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge. Under a voyage charter agreement, the shipowner assumes all vessel operating costs and voyage expenses.

Our voyage revenues will be affected by the acquisition and charter-in of any additional vessels in the future subject to charter agreement, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a charter agreement or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Our voyage charter agreements and contracts of affreightment are concluded in the spot market.

The initial onset of COVID-19 led to a 33% drop in containership charter rates during the first half of 2020; however, increased demand for consumer goods during the second half of 2020 coupled with geographical dislocation of empty container boxes away from production/manufacturing countries led to charter rates posting an increase of 47% at the end of 2020 compared to a year ago. This momentum continued during 2021 due to the combination of a rebound in global gross domestic product (“GDP”) growth, driven by consumer spending, as well as port disruptions and congestion related to COVID-19. During the first eight months of 2022, containership charter rates were higher than in the beginning of this year. However, since September of 2022 and until December 2023, such rates have posted a significant decrease of 82%. Such decrease is attributed mainly to a reduction in the demand for seaborne container transportation (3.4% reduction between 2021 and 2023) and the unlocking of vessel capacity previously tied up by congestion.

In 2021, demand for dry bulk commodities rebounded as measured by the Baltic Dry Index (the “BDI”), which registered a low of 393 during the first half of 2020 as COVID-19 related lockdowns were in full effect globally, to reach a high of 5,650 during the second half of 2021. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and BDI dropped in the end of 2022 by 49% compared to the previous year. The negative trend was reversed in 2023 and at the end of this year BDI increased by 75% compared to the previous year, eliminating nearly all losses incurred in 2022. Such reversal is mainly attributed to the increased seaborne demand for iron ore, coal, grains and other minerals.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter and third parties that are unique to a particular charter. Under our time charter agreements, charterers assume the voyage expenses other than the commissions. Under our voyage charter agreements, we assume the voyage expenses other than the commissions. During 2022 and 2023, commissions charged represented 51% and 14% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Charter-in hire expenses

Charter-in hire expenses represent the charter hire we pay to third party shipowners to charter their vessels. Charter-in agreements are classified as operating leases and lease expense is recognized on a straight-line basis over the rental periods of such charter agreements.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2023, approximately 12% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management and Agency Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. Effective from January 1, 2022, the daily fee increased to $1,020 per vessel. The total management fees paid by us to our managers during the years ended December 31, 2021, 2022 and 2023 amounted to $29.6 million, $43.9 million and $44.6 million, respectively. During the year ended December 31, 2023, we paid agency fees of $11.7 million, in aggregate, charged by the Agency Companies in connection with the operations of Costamare Bulkers. During the fourth quarter of 2022 we paid agency fees of $2.8 million, in aggregate, charged by Local Agency A, Local Agency B and Local Agency C in connection with the operations of Costamare Bulkers. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of operations. In each of the years ended December 31, 2021, 2022 and 2023, we sold five, five and nine vessels, respectively.

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

Resulting gains or losses are reflected as foreign exchange gains / (losses) in our consolidated statement of operations.

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

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit arrangements which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Income from Equity Method Investments

Per the terms of the Framework Deed, we currently hold a minority interest in the equity of two dormant companies. We account for these entities as equity investments. Income from equity method investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Deed please see “Item 4. Information on the Company—B. Business Overview—Our Fleet—Framework Deed”.

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

Results of Operations

Year ended December 31, 2023 compared to year ended December 31, 2022

During the year ended December 31, 2023 and 2022, we had an average of 111.4 and 116.7 vessels, respectively, in our owned fleet. In addition, during the year ended December 31, 2023, through CBI we chartered-in an average of 43.1 third-party dry bulk vessels. As of February 6, 2024, CBI has chartered-in 51 dry bulk vessels on period charters.

During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) we acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

In addition, during the year ended December 31, 2023, we acquired the secondhand dry bulk vessels Enna, Dorado and Arya with an aggregate DWT of 417,241, and we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182 and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus with an aggregate DWT of 248,655.

During the year ended December 31, 2022, we acquired (i) the secondhand container vessel Dyros with a TEU capacity of 4,578 and (ii) the secondhand dry bulk vessels Oracle, Libra and Norma with an aggregate DWT of 172,717. Furthermore, in the year ended December 31, 2022, we sold the container vessels Messini, Sealand Michigan, Sealand Illinois and York with an aggregate TEU capacity of 22,402, and the dry bulk vessel Thunder, with DWT of 57,334.

As of December 31, 2023, we have invested in NML the amount of $119.6 million. NML is included in our consolidated financial statements.

In the years ended December 31, 2023 and 2022, our fleet ownership days totaled 40,652 and 42,595 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

	Year ended December 31,		Change	Percentage Change
(Expressed in millions of U.S. dollars, except percentages)	2022	2023

Voyage revenue	$1,113.9	$1,502.5	$388.6	34.9%
Income from investments in lease back vessels	-	8.9	8.9	n.m.
Voyage expenses	(49.1)	(275.9)	226.8	n.m.
Charter-in hire expenses	-	(340.9)	340.9	n.m.
Voyage expenses – related parties	(15.4)	(14.0)	(1.4)	(9.1%)
Vessels’ operating expenses	(269.2)	(258.1)	(11.1)	(4.1%)
General and administrative expenses	(12.4)	(18.4)	6.0	48.4%
Management and agency fees – related parties	(46.7)	(56.3)	9.6	20.6%
General and administrative expenses – non-cash component	(7.1)	(5.8)	(1.3)	(18.3%)
Amortization of dry-docking and special survey costs	(13.5)	(19.8)	6.3	46.7%
Depreciation	(166.0)	(166.3)	0.3	0.2%
Gain on sale of vessels, net	126.3	112.2	(14.1)	(11.2%)
Loss on vessels held for sale	-	(2.3)	2.3	n.m.
Vessels’ impairment loss	(1.7)	(0.4)	(1.3)	(76.5%)
Foreign exchange gains	3.2	2.6	(0.6)	(18.8%)
Interest income	5.9	32.4	26.5	n.m.
Interest and finance costs	(122.2)	(144.4)	22.2	18.2%
Income from equity method investments	2.3	0.8	(1.5)	(65.2%)
Other	3.7	6.9	3.2	86.5%
Gain on derivative instruments, net	2.7	17.3	14.6	n.m.
Net Income	$554.7	$381.0

	Year ended December 31,		Change	Percentage Change
Vessels’ operational data	2022	2023

Average number of vessels	116.7	111.4	(5.3)	(4.5%)
Ownership days	42,595	40,652	(1,943)	(4.6%)
Number of vessels under dry-docking and special survey	23	25	2

Segmental Financial Summary

Year ended December 31, 2022
	Container vessels	Dry bulk vessels	CBI	Other	Eliminations	Total
(Expressed in millions of U.S. dollars)
Voyage revenue	$797.4	$316.1	$0.4	$—	$—	$1,113.9
Intersegment voyage revenue	—	0.8	—	—	(0.8)	—
Amortization of dry-docking and special survey costs	(11.8)	(1.7)	—	—	—	(13.5)
Depreciation	(126.3)	(39.7)	—	—	—	(166.0)
Interest income	3.6	2.3	—	—	—	5.9
Interest and finance costs	(101.9)	(20.3)	—	—	—	(122.2)
Income from equity method investments	—	—	—	2.3	—	2.3
Net Income / (loss)	$458.5	$97.4	$(3.5)	$2.3	$—	$554.7

Year ended December 31, 2023
	Container vessels	Dry bulk vessels	CBI	NML	Other	Eliminations	Total
(Expressed in millions of U.S. dollars)
Voyage revenue	$839.4	$155.9	$507.2	$—	$—	$—	$1,502.5
Intersegment voyage revenue	—	11.9	—	—	—	(11.9)	—
Income from investments in leaseback vessels	—	—	—	8.9	—	—	8.9
Amortization of dry-docking and special survey costs	(15.3)	(4.5)	—	—	—	—	(19.8)
Depreciation	(126.7)	(39.6)	—	—	—	—	(166.3)
Interest income	18.3	11.6	2.3	0.2	—	—	32.4
Interest and finance costs	(117.0)	(24.0)	(1.2)	(2.2)	—	—	(144.4)
Income from equity method investments	—	—	—	—	0.8	—	0.8
Net Income / (loss)	$507.0	$(43.1)	$(88.1)	$4.5	$0.7	$—	$381.0

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2023 and December 31, 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
(Expressed in millions of U.S. dollars, except percentages)	2022	2023

Voyage revenue	$1,113.9	$1,502.5	$388.6	34.9%
Accrued charter revenue(1)	(2.6)	3.3	5.9	n.m.
Amortization of Time charter assumed	0.2	(0.2)	(0.4)	n.m.
Voyage revenue adjusted on a cash basis (2)	$1,111.5	$1,505.6	$394.1	35.5%

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

Voyage Revenue

Voyage revenue increased by 34.9%, or $388.6 million, to $1,502.5 million during the year ended December 31, 2023, from $1,113.9 million during the year ended December 31, 2022. The increase is mainly attributable to (i) revenue earned by CBI, which has been fully operational since the first quarter of 2023 and (ii) increased charter rates in certain of our container vessels, partly off-set by decreased charter rates in certain of our dry bulk vessels and by revenue not earned by seven container vessels and seven dry bulk vessels sold during 2022 and 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 35.5%, or $394.1 million, to $1,505.6 million during the year ended December 31, 2023, from $1,111.5 million during the year ended December 31, 2022. Accrued charter revenue for the years ended December 31, 2023 and 2022 was a positive amount of $3.3 million and a negative amount of $2.6 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $8.9 million for the year ended December 31, 2023. Income from investments in leaseback vessels was earned from NML’s operations since the second quarter of 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $275.9 million and $49.1 million for the years ended December 31, 2023 and 2022, respectively. Voyage expenses increased, period over period, mainly due to the operations of CBI which was fully operational during the year ended December 31, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $340.9 million and nil for the years ended December 31, 2023 and 2022, respectively. Charter-in hire expenses are expenses relating to the chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $14.0 million and $15.4 million for the years ended December 31, 2023 and 2022, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.4 million and $1.5 million, in the aggregate, for the years ended December 31, 2023 and 2022, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $258.1 million and $269.2 million during the years ended December 31, 2023 and 2022, respectively. Daily vessels’ operating expenses were $6,349 and $6,321 for the years ended December 31, 2023 and 2022, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $18.4 million and $12.4 million during the years ended December 31, 2023 and 2022, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related managers were $44.6 million and $43.9 million during the years ended December 31, 2023 and 2022, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $14.5 million and $14.6 million for the years ended December 31, 2023 and 2022, respectively. Furthermore, during the years ended December 31, 2023 and 2022, agency fees of $11.7 million and $2.8 million, respectively, were charged by related agency companies, in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses – non-cash component for the year ended December 31, 2023 amounted to $5.8 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023. General and administrative expenses – non-cash component for the year ended December 31, 2022 amounted to $7.1 million, representing the value of the shares issued to a related service provider on March 30, 2022, on June 30, 2022, on September 30, 2022 and on December 30, 2022.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $19.8 million and $13.5 million during the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, 23 vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the year ended December 31, 2022, 18 vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the years ended December 31, 2023 and 2022 was $166.3 million and $166.0 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2023, we recorded an aggregate net gain of $112.2 million from (i) the sale of the container vessel Oakland, which was classified as a vessel held for sale as of September 30, 2023, (ii) the sale of the container vessels Maersk Kalamata and Sealand Washington, each of which was classified as a vessel held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (iii) the sale of the dry bulk vessel Taibo, which was classified as a vessel held for sale as of March 31, 2023, (iv) the sale of the dry bulk vessels Peace, Pride, Cetus, Miner and Comity and (v) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”. During the year ended December 31, 2022, we recorded an aggregate gain of $126.3 million from the sale of the container vessels Messini, Sealand Michigan, Sealand Illinois and York (vessels each classified as held for sale during the fourth quarter of 2021) and the dry bulk vessel Thunder (a vessel classified as held for sale during the first quarter of 2022).

Vessels Held for Sale

During the year ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million, representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the year ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were classified as vessels held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value. During the year ended December 31, 2022, the container vessels Sealand Washington and Maersk Kalamata were classified as vessels held for sale. No loss on vessels held for sale was recorded during the year ended December 31, 2022, since each vessel’s fair value less cost to sell exceeded each vessel’s carrying value.

Vessels’ Impairment Loss

During the year ended December 31, 2023, we recorded an impairment loss in relation to two of our dry bulk vessels in the amount of $0.4 million in the aggregate. During the year ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million in the aggregate.

Interest Income

Interest income amounted to $32.4 million and $5.9 million for the years ended December 31, 2023 and 2022, respectively.

Interest and Finance Costs

Interest and finance costs were $144.4 million and $122.2 million during the years ended December 31, 2023 and 2022, respectively. The increase is mainly attributable to the increased interest expense due to increased financing costs during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Income from Equity Method Investments

Income from equity method investments for the years ended December 31, 2023 and 2022 was $0.8 million and $2.3 million, respectively, representing our share of the income in jointly owned companies set up pursuant to the Framework Deed. During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital of the 2018-built, 3,800 TEU capacity containership Polar Brasil and as result we acquired the 100% equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel. As of December 31, 2023 and 2022, two and five companies, respectively, were jointly owned pursuant to the Framework Deed out of which nil and four companies, respectively, owned container vessels.

Gain on Derivative Instruments, net

As of December 31, 2023, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of operations.

As of December 31, 2023, the fair value of these instruments, in aggregate, amounted to a net asset of $47.7 million. During the year ended December 31, 2023, a net loss of $25.0 million has been included in OCI and a gain of $17.3 million has been included in Gain on Derivative Instruments, net.

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

Consolidated Financial Results and Vessels’ Operational Data(1)

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Percentage Change

Voyage revenue	$793.6	$1,113.9	$320.3	40.4%
Voyage expenses	(13.3)	(49.1)	35.8	n.m.
Voyage expenses – related parties	(11.1)	(15.4)	4.3	38.7%
Vessels’ operating expenses	(180.0)	(269.2)	89.2	49.6%
General and administrative expenses	(9.4)	(12.4)	3.0	31.9%
Management and agency fees – related parties	(29.6)	(46.7)	17.1	57.8%
General and administrative expenses – non-cash component	(7.4)	(7.1)	(0.3)	(4.1%)
Amortization of dry-docking and special survey costs	(10.4)	(13.5)	3.1	29.8%
Depreciation	(137.0)	(166.0)	29.0	21.2%
Gain on sale of vessels, net	45.9	126.3	80.4	175.2%
Vessels’ impairment loss	—	(1.7)	1.7	n.m.
Foreign exchange gains	0.1	3.2	3.1	n.m.
Interest income	1.6	5.9	4.3	n.m.
Interest and finance costs	(86.1)	(122.2)	36.1	41.9%
Gain on sale of equity securities	60.2	—	(60.2)	n.m.
Income from equity method investments	12.8	2.3	(10.5)	(82.0%)
Dividend income from investment in equity securities	1.8	—	(1.8)	n.m.
Other	4.6	3.7	(0.9)	(19.6%)
Gain / (loss) on derivative instruments	(1.2)	2.7	3.9	n.m.
Net Income	$435.1	$554.7

	Year ended December 31,		Change	Percentage Change
Vessels’ operational data	2021	2022

Average number of vessels	83.6	116.7	33.1	39.6%
Ownership days	30,525	42,595	12,070	39.5%
Number of vessels under dry-docking and special survey	15	23	8

Segmental Financial Summary

Year ended December 31, 2021
(Expressed in millions of U.S. dollars)	Container vessels	Dry bulk vessels (1)	Other	Total
Voyage revenue	$678.3	$115.3	$—	$793.6
Amortization of dry-docking and special survey costs	(10.3)	(0.1)	—	(10.4)
Depreciation	(125.8)	(11.2)	—	(137.0)
Interest income	1.6	—	—	1.6
Interest and finance costs	(81.9)	(4.2)	—	(86.1)
Income from equity method investments	—	—	12.8	12.8
Net Income	$303.5	$56.8	$74.8	$435.1

Year ended December 31, 2022
	Container vessels	Dry bulk vessels	CBI	Other	Eliminations	Total
(Expressed in millions of U.S. dollars)
Voyage revenue	$797.4	$316.1	$0.4	$—	$—	$1,113.9
Intersegment voyage revenue	—	0.8	—	—	(0.8)	—
Amortization of dry-docking and special survey costs	(11.8)	(1.7)	—	—	—	(13.5)
Depreciation	(126.3)	(39.7)	—	—	—	(166.0)
Interest income	3.6	2.3	—	—	—	5.9
Interest and finance costs	(101.9)	(20.3)	—	—	—	(122.2)
Income from equity method investments	—	—	—	2.3	—	2.3
Net Income / (loss)	$458.5	$97.4	$(3.5)	$2.3	$—	$554.7

(1)	The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

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

	Year ended December 31,		Change	Percentage Change
(Expressed in millions of U.S. dollars, except percentages)	2021	2022

Voyage revenue	$793.6	$1,113.9	$320.3	40.4%
Accrued charter revenue(2)	(11.3)	(2.6)	8.7	77.0%
Amortization of Time charter assumed	(0.4)	0.2	0.6	n.m.
Voyage revenue adjusted on a cash basis (3)	$781.9	$1,111.5	$329.6	42.2%

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

Management and Agency Fees – related parties

Management fees charged by our related party managers were $43.9 million and $29.6 million during the years ended December 31, 2022 and 2021, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $14.6 million and $11.1 million for the years ended December 31, 2022 and 2021, respectively. Furthermore, during the fourth quarter of 2022 agency fees of $2.8 million, in aggregate, charged by three related agents in connection with the operations of CBI.

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

Vessels’ Impairment Loss

During the year ended December 31, 2022, we recorded an impairment loss in relation to four of our dry bulk vessels in the amount of $1.7 million in the aggregate. During the year ended December 31, 2021, no impairment loss was recorded.

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

Our primary short-term liquidity needs relate to funding our vessel operating expenses, debt repayment, lease payment and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership and dry bulk sectors for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities, finance leases and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. We intend to file a Form F-3 shelf registration statement for future issuances of securities, up to an aggregate amount of $500 million, in the public market.

On November 30, 2022, we announced our dry bulk operating platform. In connection with the establishment of the dry bulk operating platform, we initially invested $100 million and we agreed to invest up to an additional $100 million in the new line of business under certain conditions. As of March 19, 2024, we have invested an aggregate of $200 million. See “Item 4. Information on the Company—A. History and Development of the Company”.

On March 16, 2023, we announced our investment in a leasing business.  In connection with the investment, we agreed to invest up to $200 million in the new line of business as provided for in the Neptune Shareholders’ Agreement.  As of March 19, 2024, we have invested an aggregate of $123.3 million.  See “Item 4. Information on the Company—A. History and Development of the Company”.

As of December 31, 2023, we had total cash liquidity of $825.2 million, consisting of cash, cash equivalents and restricted cash.

As of March 19, 2024, we had four series of preferred stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock, approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock and approximately $114.4 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time.

As of December 31, 2023, we had an aggregate of $2.4 billion of indebtedness outstanding under various credit agreements, including our unsecured bond loan, finance leases and other financing arrangements. As of the same date, we had an aggregate undrawn amount of $132.2 million under two of our hunting license facilities.

As of March 19, 2024, we had five unencumbered vessels in the water.

Our common stock dividend policy and our preferred stock dividend obligations also impact our future liquidity needs. For more information regarding our dividend payments, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2023, May 5, 2023, August 7, 2023, November 6, 2023 and February 7, 2024, we issued 384,177 shares, 498,030 shares, 380,399 shares, 479,714 shares and 420,178 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates.

On November 30, 2021, the Board of Directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time. During the year ended December 31, 2022, the Company acquired 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share. During the year ended December 31, 2023, the Company acquired 6,267,808 common shares for a total amount of $60.0 million, with the average purchase price of $9.57 per share. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt, unsecured bond loans or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $454.9 million at December 31, 2023 and positive $591.5 million at December 31, 2022.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2021, 2022 and 2023

	Year ended December 31,
	2021	2022	2023
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$466.5	$581.6	$331.4
Net Cash Provided by / (Used in) Investing Activities	(787.5)	42.5	79.1
Net Cash Provided by / (Used in) Financing Activities	482.6	(166.1)	(396.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2023, decreased by $250.2 million to $331.4 million, from $581.6 million for the year ended December 31, 2022. The decrease is mainly attributable to the decreased net cash from operations, to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the increased payments for interest (including interest derivatives net receipts) during the year ended December 31, 2023 compared to the year ended December 31, 2022 and to the increased dry-docking and special survey costs during the year ended December 31, 2023 compared to the year ended December 31, 2022.

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

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $79.1 million in the year ended December 31, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington, Maersk Kalamata and Oakland and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and (ii) the maturity of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya, an advance payment for the acquisition of the secondhand dry bulk vessel Iron Miracle (“Miracle”) and payments for investments into which NML entered.

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

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $396.8 million in the year ended December 31, 2023, which mainly consisted of (a) $256.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $576.2 million we received from eight debt financing agreements), (b) $60.0 million we paid for the re-purchase of 6.3 million of our common shares, (c) $39.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2022, the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2022 to January 14, 2023, January 15, 2023 to April 14, 2023, April 15, 2023 to July 14, 2023 and July 15, 2023 to October 14, 2023.

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

As of December 31, 2023 the interest rate on all of our existing credit facilities, finance leases and other financing arrangements is either a fixed rate or based on SOFR floating rates.

As of December 31, 2023, we have approximately $132.2 million in undrawn available credit under our credit facilities. As of the same date, our existing credit facilities, finance leases, our unsecured bonds and other financing arrangements have an aggregate outstanding balance of $2.4 billion. For more information on our Credit Facilities, Finance Leases and Other Financing Arrangements, please see Note 11 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities, finance leases and other financing arrangements discussed below as at December 31, 2023:

Borrowers under Our Credit Facilities, Finance Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt
Quentin Shipping Co. and Sander Shipping Co.	74,625	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Reddick Shipping Co. and Verandi Shipping Co.	33,000	SOFR + Margin(2)	2026	Straight-line amortization
Ainsley Maritime Co. and Ambrose Maritime Co.	120,536	SOFR + Margin(2)	2031	Straight-line amortization with balloon
Hyde Maritime Co. and Skerrett Maritime Co.	115,903	Fixed Rate / SOFR + Margin(2)	2029	Straight-line amortization with balloon
Kemp Maritime Co.	58,525	SOFR + Margin(2)	2029	Variable amortization with balloon
Achilleas Maritime Corp. et al.	48,569	SOFR + Margin(2)	2026	Straight-line amortization with balloon
Costamare Inc.	29,735	SOFR + Margin(2)	2026	Variable amortization with balloon
Amoroto et al.	50,661	SOFR + Margin(2)	2027	Variable amortization with balloon
Bernis Marine Corp. et al.	41,695	SOFR + Margin(2)	2027	Straight-line amortization with balloon
Costamare Inc.	38,500	SOFR + Margin(2)	2026	Variable amortization with balloon
Bastian et al.	260,630	SOFR + Margin(2)	2029	Variable amortization with balloon
Adstone Marine Corp. et al.	101,065	SOFR + Margin(2)	2029	Variable amortization with balloon
Amoroto et al.	24,240	SOFR + Margin(2)	2026	Variable amortization with balloon
Greneta Marine Corp. et al.	26,045	SOFR + Margin(2)	2028	Variable amortization with balloon
Benedict et al.	376,857	SOFR + Margin(2)	2027	Variable amortization with balloon
Kalamata Shipping Corporation et al.	64,000	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Capetanissa Maritime Corp. et al.	22,417	SOFR + Margin(2)	2028	Straight-line amortization with balloon
Archet Marine Corp. et al.	63,312	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Barlestone Marine Corp. et al.	12,000	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 1	5,995	SOFR + Margin(2)	2026	Variable amortization with balloon
NML Loan 2	34,920	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 3	18,460	SOFR + Margin(2)	2028	Straight-line amortization with balloon
Finance Leases & Other Financing Arrangements
Barkley et al. Financing arrangements	359,602	Fixed Rate	2030-2031	Bareboat structure-fixed daily charter with balloon
Bertrand et al. Financing arrangements	273,290	Fixed Rate	2028	Variable amortization with balloon
Sykes Maritime Co. Finance Lease	26,882	Fixed Rate	2025	Bareboat structure-fixed daily charter with balloon
Unsecured Bond Loan
Costamare Participations Plc	110,500	Fixed Rate	2026	Bullet

(1)
The interest rates of long-term bank debt at December 31, 2023 ranged from 2.64% to 9.00%, and the weighted average interest rate as at December 31, 2023 was 5.1%. Such calculations have accounted for fixed rate long-term bank debt and interest rate swaps/caps.

(2)	The interest rate margin of long-term bank debt at December 31, 2023 ranged from 1.45% to 3.50%, and the weighted average interest rate margin as at December 31, 2023 was 1.8%.

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

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain at all times the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 100% to 125% (except one credit facility for which such percentage is 140%) of the then-outstanding amount of the credit facility and any related swap exposure.

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

Capital Expenditures

As of December 31, 2023, we had outstanding equity commitments of $21.8 million in relation to the acquisition cost of one secondhand dry bulk vessel, of which approximately $16.4 million will be financed through an existing hunting license facility, and of up to $103.1 million, in relation to the acquisition of five vessels through NML from third party shipowners, the sellers, under sale and bareboat agreements, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

As of March 19, 2024, we had outstanding equity commitments of up to $129.1 million, in relation to the acquisition of six vessels through NML from third party shipowners, the sellers, under sale and bareboat agreements, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the year ended December 31, 2023 by approximately $6.4 million based upon our debt level during 2023.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate and Cross-currency Swaps and interest rate caps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. Furthermore, we have entered into a series of interest rate cap agreements to limit the maximum interest rate on the variable-rate debt of certain of our loans and to limit our exposure to interest rate variability when three-month SOFR exceeds a certain threshold. For more information on our interest rate swap and interest rate cap agreements, refer to Notes 2, 22, 23 and 24 to our consolidated financial statements included elsewhere in this annual report.

Furthermore, as of December 31, 2023, we have entered into two cross-currency swap agreements to hedge our exposure with respect to our unsecured bond loan which is denominated in Euro. For more information on our two cross-currency swap agreements, refer to Notes 2, 22, 23 and 24 to our consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2023, approximately 12% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2023, we were engaged in 24 Euro/U.S. dollar contracts totaling $78.6 million at an average forward rate of Euro/U.S. dollar 1.0730, expiring in monthly intervals up to December 2025.

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

D. Trend Information

Total seaborne container trade demand increased slightly by 0.3% in 2023, reversing a 3.7% decrease in 2022. The primary reasons for such a slight increase, among others, were the global inflationary pressures which reduced the disposable income in the developed economies and the continuation of a consumer trend focused towards services (tourism, restaurants, etc.) following the removal of lockdown measures, rather than the consumption of finished products. As of February 2024, Clarkson Research estimates seaborne container trade demand in 2024 to increase by 3.8% compared to 2023.

Total containership supply grew at around 8.0% in 2023 as demolition activity remained at low levels.  The increase in the containership supply during 2023, in conjunction with an increase of only 0.3% in seaborne container trade, contributed to the fall in Clarkson Research’s Containership Timecharter Index by 36% at the end of 2023 compared to the end of 2022.

According to Clarkson Research, idle containership fleet represented 2.0% of the total fleet at the end of 2023. Containership ordering in 2023 increased to 1.5 million TEU resulting in the orderbook of containership vessels being around 25% of the total fleet at the end of 2023; 66% of the orderbook consisted of vessels larger than 12,000 TEU. If the containership demand does not improve in the following years, there may be negative pressure on charter rates across the industry.

Total seaborne dry bulk trade demand increased by 4.2% in 2023 due to the increased seaborne demand for iron ore, coal, grains and other minerals. More specifically, seaborne demand for coal increased by 6.7% in 2023 and for iron ore by 5.4%.

The total supply of dry bulk vessels grew 3.0% during 2023, bringing the total fleet size to 1,002.8 million dwt. Ordering of new dry bulk vessels remained relatively slow for the entire year, and at the end of 2023, the total dry bulk vessel orderbook was 86.8 million dwt or 8.7% of the total fleet, with expected deliveries between 2024 and 2026.

As demand for dry bulk commodities strengthened during 2023, earnings for dry bulk vessels, as measured by the BDI, increased by 75% as of the end of 2023 compared to the end of 2022.

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

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2023 resulted in an impairment loss of $0.4 million, in aggregate, in relation to two of our dry bulk vessels. As of December 31, 2021 and 2022, our assessment concluded that nil and $1.7 million, respectively, of impairment loss should be recorded.

Charter rates are subject to change based on a variety of factors that we cannot control.  If, as at December 31, 2022 and 2023, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2022		December 31, 2023
	No. of Container Vessels (*)	Amount ($ US Million) (**)	No. of Container Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of container vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

	December 31, 2022		December 31, 2023
	No. of Dry bulk Vessels (*)	Amount ($ US Million) (**)	No. of Dry bulk Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	2	0.8

(*)	Number of dry bulk vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2023, and suggests that 21 of our 106 vessels in the water may have current market values below their carrying values (24 of our 112 vessels in the water as at December 31, 2022).

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2023 and 2022. For the calculation of the estimated market values, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2024 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2023), the Company uses charter free third party valuations as at December 31, 2023. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2023 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

Containership Fleet

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2022 ($ US Million)(1)	Carrying Value December 31, 2023 ($ US Million)(1)
1	Triton	14,424	2016	November 2018	104.8	100.7
2	Titan	14,424	2016	November 2018	105.4	101.3
3	Talos	14,424	2016	November 2018	105.7	101.6
4	Taurus	14,424	2016	November 2018	106.0	101.9
5	Theseus	14,424	2016	November 2018	106.5	102.3
6	YM Triumph	12,690	2020	July 2020	87.6	84.9
7	YM Truth	12,690	2020	August 2020	87.6	84.9
8	YM Totality	12,690	2020	September 2020	88.2	85.5
9	YM Target	12,690	2021	February 2021	89.1	86.4
10	YM Tiptop	12,690	2021	May 2021	90.4	87.6
11	Cape Akritas	11,010	2016	March 2021	76.6	73.7
12	Cape Tainaro	11,010	2017	March 2021	78.3	75.3
13	Cape Kortia	11,010	2017	March 2021	78.4	75.6
14	Cape Sounio	11,010	2017	March 2021	77.6	74.6
15	Cape Artemisio	11,010	2017	March 2021	76.2	73.5
16	Cosco Hellas	9,469	2006	July 2006	51.4	48.2
17	Zim Shanghai (ex. Cosco Guangzhou)	9,469	2006	February 2006	50.0	46.8
18	Beijing	9,469	2006	June 2006	50.8	47.6
19	Yantian	9,469	2006	April 2006	50.5	47.4
20	Zim Yantian (ex. Cosco Ningbo)	9,469	2006	March 2006	50.1	46.9
21	MSC Azov *	9,403	2014	January 2014	77.8	77.2
22	MSC Ajaccio *	9,403	2014	March 2014	78.1	74.8
23	MSC Amalfi	9,403	2014	April 2014	78.7	75.3
24	MSC Athens *	8,827	2013	March 2013	75.1	74.8
25	MSC Athos *	8,827	2013	April 2013	74.4	74.2
26	Valor	8,827	2013	June 2013	70.0	68.4
27	Value	8,827	2013	June 2013	70.1	68.5
28	Valiant	8,827	2013	August 2013	70.9	69.2
29	Valence	8,827	2013	September 2013	71.2	69.7
30	Vantage	8,827	2013	November 2013	71.4	69.7
31	Navarino *,**	8,531	2010	May 2010	76.7	72.7
32	Maersk Kleven	8,044	1996	September 2018	12.2	14.4
33	Maersk Kotka	8,044	1996	September 2018	12.0	13.8
34	Maersk Kowloon	7,471	2005	May 2017	14.3	13.6
35	Kure	7,403	1996	December 2007	12.9	13.4
36	Methoni	6,724	2003	October 2011	33.7	31.5
37	Porto Cheli	6,712	2001	June 2021	33.6	30.8
38	Zim Tampa (ex. Kobe)	6,648	2000	June 2000	21.7	19.8
39	Zim America (ex. Maersk Kingston)	6,644	2003	April 2003	28.7	27.6
40	Zim Vietnam (ex. Maersk Kolkata)	6,644	2003	January 2003	28.8	28.0
41	Aries	6,492	2004	February 2021	12.3	11.8
42	Argus	6,492	2004	March 2021	12.1	11.5
43	Porto Germeno *	5,908	2002	June 2021	33.2	30.2
44	Glen Canyon	5,642	2006	March 2021	12.0	11.8
45	Porto Kagio *	5,570	2002	June 2021	33.9	30.7
46	Leonidio	4,957	2014	May 2017	17.4	16.7

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2022 ($ US Million)(1)	Carrying Value December 31, 2023 ($ US Million)(1)
47	Kyparissia	4,957	2014	May 2017	17.4	16.7
48	Megalopolis	4,957	2013	July 2018	21.1	21.8
49	Marathopolis	4,957	2013	July 2018	21.2	22.5
50	Oakland **, (2)	4,890	2000	October 2000	18.0	—
51	Gialova *	4,578	2009	August 2021	19.2	18.4
52	Dyros *	4,578	2008	January 2022	19.1	18.3
53	Norfolk *,**	4,259	2009	May 2021	25.3	24.4
54	Vulpecula	4,258	2010	December 2019	10.5	21.7
55	Volans	4,258	2010	December 2019	10.4	10.1
56	Virgo	4,258	2009	January 2020	10.0	9.7
57	Vela	4,258	2009	December 2019	9.6	20.7
58	Androusa *	4,256	2010	April 2021	20.2	19.5
59	Neokastro	4,178	2011	December 2020	10.2	9.8
60	Ulsan	4,132	2002	February 2012	19.3	18.4
61	Polar Brasil*	3,800	2018	June 2023	—	39.2
62	Lakonia	2,586	2004	December 2014	7.1	6.7
63	Scorpius	2,572	2007	September 2020	6.6	6.0
64	Etoile	2,556	2005	November 2017	8.9	8.4
65	Areopolis	2,474	2000	May 2014	6.3	5.8
66	Arkadia	1,550	2001	December 2023	—	5.0
67	Michigan	1,300	2008	April 2018	5.5	7.1
68	Trader	1,300	2008	April 2018	5.6	7.0
69	Luebeck	1,078	2001	August 2012	4.4	3.9
				TOTAL	3,020.3	2,967.9

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2022 and 2023.

(2)	Vessel sold in 2023.

*
Indicates container vessels which we believe, as of December 31, 2023, may have had fair values below their carrying values. As of December 31, 2023, we believe that the aggregate carrying value of these 12 vessels was $39.1 million more than their market value.

**
Indicates container vessels which we believe, as of December 31, 2022, may have had fair values below their carrying values. As of December 31, 2022, we believe that the aggregate carrying value of these three vessels was $16.5 million more than their market values.

Dry Bulk Fleet

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2022 ($ US Million)(1)	Carrying Value December 31, 2023 ($ US Million)(1)
1	Dorado	179,842	2011	August 2023	—	23.2
2	Enna	175,975	2011	August 2023	—	21.9
3	Aeolian **	83,478	2012	August, 2021	22.2	20.5
4	Greneta	82,166	2010	December 2021	17.9	18.0
5	Hydrus **	81,601	2011	December 2021	17.7	16.8
6	Phoenix **	81,569	2012	December 2021	21.6	19.2
7	Builder **	81,541	2012	June 2021	22.2	20.8
8	Farmer **	81,541	2012	September 2021	20.9	20.9
9	Sauvan	79,700	2010	July 2021	15.3	14.5
10	Rose *,**	76,619	2008	October 2021	16.5	17.2
11	Merchia	63,800	2015	December 2021	22.6	21.4
12	Seabird	63,553	2016	July 2021	20.9	19.9
13	Dawn	63,530	2018	July 2021	22.3	21.7
14	Orion	63,473	2015	November 2021	22.5	21.4
15	Damon **	63,227	2012	December 2021	21.5	20.9

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2022 ($ US Million)(1)	Carrying Value December 31, 2023 ($ US Million)(1)
16	Arya	61,424	2013	September 2023	—	19.7
18	Titan I **	58,090	2009	November 2021	15.2	14.2
19	Eracle **	58,018	2012	July, 2021	15.7	15.3
20	Pythias*,**	58,018	2010	December 2021	16.4	15.4
21	Norma*,**	58,018	2010	March 2022	16.0	15.0
23	Oracle*,**	57,970	2009	January 2022	15.8	15.1
24	Uruguay	57,937	2011	September 2021	17.1	16.1
25	Curacao	57,937	2011	October 2021	17.2	16.2
26	Athena **	57,809	2012	September 2021	15.7	15.1
27	Serena*,**	57,266	2010	August 2021	14.5	13.7
28	Libra*,**	56,729	2010	January 2022	14.7	15.0
30	Pegasus*,**	56,726	2011	June 2021	14.3	14.0
30	Merida*,**	56,670	2012	August, 2021	15.6	14.7
31	Clara	56,557	2008	August 2021	13.6	13.8
32	Peace (2)	55,709	2006	July 2021	11.8	—
33	Pride (2)	55,705	2006	July 2021	11.1	—
34	Bermondi **	55,469	2009	October 2021	15.5	14.8
35	Comity (2)	37,302	2010	August, 2021	11.5	—
36	Verity **	37,163	2012	July 2021	14.6	13.6
37	Parity **	37,152	2012	September 2021	14.9	13.9
38	Acuity	37,149	2011	July 2021	13.5	12.5
39	Equity*	37,071	2013	October 2021	14.4	15.1
40	Discovery	37,019	2012	July 2021	13.3	13.8
41	Taibo (2)	35,112	2011	September 2021	12.4	—
42	Bernis	34,627	2011	July 2021	12.6	11.8
43	Manzanillo (3)	34,426	2010	July 2021	10.6	—
44	Adventure (3)	33,755	2011	June 2021	9.8	—
45	Alliance	33,751	2012	July 2021	11.0	10.2
46	Cetus (2)	32,527	2010	October 2021	11.3	—
47	Progress (3)	32,400	2011	August 2021	12.0	—
48	Miner **, (2)	32,300	2010	August 2021	11.8	—
49	Konstantinos (3)	32,178	2012	September 2021	12.5	—
50	Resource	31,776	2010	September 2021	11.1	10.3
				TOTAL	701.6	627.6

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2022 and 2023.

(2)	Vessel sold in 2023.

(3)	As of December 31, 2023, the vessel was classified as held for sale.

*
Indicates dry bulk vessels which we believe, as of December 31, 2023, may have had fair values below their carrying values. As of December 31, 2023, we believe that the aggregate carrying value of these nine vessels was $12.7 million more than their aggregate market value.

**
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

Revenue Recognition

Revenues are primarily generated from time charter or voyage charter agreements.

Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.

Under Voyage charter agreements, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. We have determined that our voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since we, as the ship-owner, retain control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires our consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. We account for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. We have determined that there is one single performance obligation for each of our voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. We are also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, we have concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of our performance as we perform. Therefore, since our performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

 Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	54	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	55	Chief Financial Officer and Class II Director
Vagn Lehd Møller	77	Class II Director
Charlotte Stratos	69	Class III Director
Konstantinos Zacharatos	51	Class I Director
Anastassios Gabrielides	59	General Counsel and Secretary

The term of our Class II directors expires in 2024, the term of our Class III directors expires in 2025 and the term of our Class I director expires in 2026.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. Mr. Konstantakopoulos indirectly owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served as a member of the board of directors (2011-2015) and chairman (2012-2015) of Scan Global Logistics A/S, a Danish based internal logistics company. He served as member of the board of directors and chairman of ZITON A/S (2012-2021) and Jack-up InvestCo 2 A/S (2012-2021) and as a member of the board of directors of Jack-up InvestCo 3 Plc. (2012-2021), all being companies investing in jack-up vessels chartered to off-shore windmill companies. Mr. Møller has also served as chairman of the board of Navadan A/S (2011-2023), a Danish company supplying tank cleaning systems, and as chairman of the board of The Survey Association A/S (2015-2024), a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. From 2008 to 2020, Ms. Stratos served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, she served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various positions with Bankers Trust Company, as Vice President to the Shipping Department involved exclusively with ship finance to Greek shipping companies, based in New York, London and Piraeus. From 2007 to 2016, she was an independent director of Hellenic Carriers Ltd. a shipping company listed on London’s AIM. From 2006 to 2008, she served at the board of Emporiki Bank. Ms. Stratos is currently an independent director of Okeanis Eco Tankers Corp., a tanker company listed on the New York stock exchange and on the Oslo stock exchange.

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

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed and are compensated for their services by Costamare Shipping and/or Costamare Services. Our chief financial officer and a non-independent board member are also employed and compensated by Costamare Bulkers.

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

These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. The information contained on or connected to our website is not part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.

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

D. Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. Our chief financial officer and another non-independent director are also employed by and receive compensation from Costamare Bulkers. As of December 31, 2023, Costamare Shipping, Costamare Services and the Agency Companies in aggregate employed approximately 250 shore-based employees. Approximately 2,500 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers allows all of our vessels to be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of March 19, 2024 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 19, 2024 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 118,794,801 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock, 3,986,542 Series D Preferred Stock and 4,574,100 Series E Preferred Stock outstanding as of March 19, 2024. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
Identity of Person or Group	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	34,145,422	28.7%
Gregory Zikos(2)	*
Konstantinos Zacharatos(3)	*
Vagn Lehd Møller	*
Charlotte Stratos	—
Anastassios Gabrielides(4)	*
All officers and directors as a group (six persons)	34,220,667	28.8%
5% Beneficial Owners
Achillefs Konstantakopoulos(5)	22,240,623	18.7%
Christos Konstantakopoulos(6)	19,801,588	16.7%

(1)
Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 13,838,530 shares of common stock directly and 20,003,191 shares of common stock indirectly through entities he controls and his immediate family owns 303,701 shares of common stock. He also holds 12,800 shares of Series B Preferred Stock, 23,003 shares of Series C Preferred Stock, 50,000 shares of Series D Preferred Stock and 260,569 shares of Series E Preferred Stock through an entity he controls, 0.6%, 0.6%, 1.3% and 5.7%, respectively, of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively.

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

(5)
Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 18,407,585 shares of common stock directly and 3,053,038 shares of common stock indirectly through entities he controls and his immediate family owns 780,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock and 4,400 shares of Series C Preferred Stock, or 1.6% and 0.1% of the issued and outstanding shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

(6)	Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 19,801,588 shares of common stock directly.
*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 19, 2024, we had approximately 22,364 beneficial owners of our common stock.

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

B. Related Party Transactions

Management Affiliations

Each of our containerships and dry bulk vessels is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning subsidiary and the relevant manager. Costamare Shipping, itself or together with our sub-managers provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and, insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Navilands, one of the sub-managers, may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. The Agency Companies provide chartering and other services to Costamare Bulkers. The Neptune Manager provides to Neptune administrative, strategic, accounting and tax as well as insurance arrangements. Furthermore, the Neptune Manager provides vessel related services with respect to vessels being financed or to be financed by Neptune. Costamare Shipping, the Agency Companies and the Neptune Manager are controlled by our chairman and chief executive officer. Costamare Services is controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% indirectly owned by our chairman and chief executive officer, provides brokerage services to our containership vessels.

Management and Services Agreements

On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping which was amended and restated on January 17, 2020 and was further amended and restated on June 28, 2021. On November 2, 2015 our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services which was amended and restated on June 28, 2021.

Costamare Shipping is the manager for our containerships and dry bulk vessels, and provides us with commercial, technical and other management services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of March 19, 2024, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other sub-managers, provides our fleet of containerships and dry bulk vessels with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. As of March 19, 2024, certain of our vessel-owning subsidiaries appointed Navilands to provide technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands. Navilands is providing services to us as a submanager of Costamare Shipping under the Framework Agreement and as such, the fee received by Costamare Shipping pursuant to the Framework Agreement will be reduced by any fees that we pay pursuant to the management agreements with Navilands. Our managers and sub-managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services, as well as any sub-managers, including V.Ships Greece, V.Ships Shanghai, Navilands, Navilands (Shanghai), Vinnen, HanseContor, Synergy or FML. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Costamare Shipping received in 2023 and 2022 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2023 and 2022 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2023 and 2022 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2024. For the years ended December 31, 2023 and December 31, 2022, Costamare Shipping and Costamare Services charged aggregate fees of $63.7 million and $67.6 million, respectively, including $14.5 million and $14.6 million for the years ended December 31, 2023 and 2022, respectively, charged by third party managers. The fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the years ended December 31, 2023 and December 31, 2022, Costamare Shipping  charged in aggregate to the companies established pursuant to the Framework Deed and to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $3.0 million and $2.5 million, respectively, for services provided in accordance with the relevant agreements including $0.9 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively charged by third party managers.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2023, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for one more consecutive one-year period until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

Non-competition

Costamare Shipping has agreed that during the term of the Framework Agreement, and Costamare Services has agreed that during the term of the Services Agreement, they will not provide similar services to any entity other than our subsidiaries and to entities affiliated with our chairman and chief executive officer or members of his family, without our prior written approval, which we may provide under certain circumstances. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.

Costamare Shipping provides management services in respect of four vessels privately owned by our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of one container vessel privately owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

V.Ships Greece, V.Ships Shanghai, HanseContor, Synergy, FML, Vinnen, Navilands and Navilands (Shanghai) provide and/or may provide services to third parties.

Agency Agreements

Costamare Bulkers Inc. entered into separate Agency Agreements for the provision of chartering and/or cargo sourcing and/or research services with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023. Each of the Agency Companies is directly or indirectly owned by Konstantinos Konstantakopoulos, our chairman and chief executive officer. See “Item 4. Information on the Company—A. History and Development of the Company”.

Term and Termination Rights

Under the agreements between Costamare Bulkers and each of the Agency Companies, Costamare Bulkers may terminate the agreement with the respective Agency Company, with immediate effect by notice, if such Agency Company (a) is subject to an insolvency event, (b) is a sanctioned person, (c) commits a material breach of the agreement that cannot be remedied or was not remedied in due time or (d) commits repeated breaches of the agreement so as to deprive Costamare Bulkers of the use or enjoyment of  such Agency Companies’ services, or to cause business disruption or substantial inconvenience. In addition, Costamare Bulkers may also terminate the agreements in accordance with the force majeure clauses thereunder.

Fees

Under the agreements between Costamare Bulkers and each of the Agency Companies, Costamare Bulkers shall pay to each Agency Company, fees for the performance and provision of services by such Agency Company, calculated on the basis of (a) the cost base of the relevant Agency Company, plus (b) a mark up of 11% on the cost base of the relevant Agency Company, plus (c) any costs incurred by the relevant Agency Company (as paying agent only) on behalf of Costamare Bulkers in the performance and provision of such services.

In the year ended December 31, 2023, the Agency Companies received in aggregate a fee of $11.7 million provided in accordance with the respective Agency Agreements.

Neptune Management Agreement

On March 15, 2023, our chairman and chief executive officer acquired 51% of the issued and outstanding capital of Neptune Manager which provides to Neptune administrative, strategic, accounting and tax as well as insurance arrangements and vessel related services in respect of vessels being financed or to be financed by Neptune.  See “Item 4. Information on the Company—A. History and Development of the Company”.

Term and Termination Rights

Under the Neptune Management Agreement entered into between the Neptune Manager and Neptune:

(a)	The Neptune Manager may terminate the Neptune Management Agreement with immediate effect by notice if:

(i)	any moneys payable by Neptune under the Neptune Management Agreement have not been received by the Neptune Manager within a certain time period from relevant request by the Neptune Manager;

(ii)	the Manager is required by Neptune to take any action that contravenes applicable law or is unduly hazardous or improper or hazardous to any crew member of any vessel financed or other person; or

(iii)	an insolvency event of Neptune occurs.

(b)
Neptune may terminate the Neptune Management Agreement with immediate effect by notice if a material breach by the Neptune Manager occurs in the performance of its obligations under the said agreement and such breach (if curable) is not cured within a certain period.

Fees

In the year ended December 31, 2023, the Neptune Manager received 1.5% of the aggregate amount of all invested amount made through such year plus 0.8% of the aggregate amount of all undrawn commitments. From the date Konstantinos Konstantakopoulos acquired 51% of Neptune Manager to December 31, 2023, Neptune Manager charged an amount of $2.0 million in management fees.

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

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our vessels and a covered vessel majority-owned by either of them are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of March 19, 2024, with respect to two containerships owned or controlled by Konstantinos Konstantakopoulos and one dry bulk vessel owned by a company in which Konstantinos Konstantakopoulos has a controlling interest, but does not apply with respect to four containerships and two dry bulk vessels where Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest.

As of March 19, 2024, Konstantinos Konstantakopoulos, alone or in one instance with one of our non-independent board members, had an ownership interest in six containerships and three dry bulk vessels pursuant to waivers to or otherwise in compliance with the respective restrictive covenant agreement. We cannot rule out the possibility that additional such waivers will be granted by our Board of Directors in future periods.

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

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010 as amended and restated on March 14, 2022, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection, among others, with the operation of our containership and dry bulk vessel businesses. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

Other Transactions

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one containership vessel (which is comparable to two of our vessels), has a controlling interest in a company that owns one containership vessel (which is comparable to four of our vessels) and holds a passive interest in certain companies that own four containerships (which are comparable to 18 of our vessels). Mr. Konstantakopoulos also has a controlling interest in a company that owns one dry bulk vessel (which is comparable to eight of our vessels) and holds a passive interest, together with members of his family, in a business involved in the ownership of two dry bulk vessels (which are comparable to 18 of our vessels). Mr. Konstantakopoulos may acquire additional vessels.

One of our non-independent board members holds a minority interest in a company that owns a containership comparable to four of our vessels and may acquire additional vessels.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. As of December 31, 2023, there were two Joint Venture entities, none of which owned any vessels. We expect the remaining two Joint Venture entities to be wound down in 2024. The Framework Deed is expected to terminate when both of the remaining Joint Venture entities are wound down.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or together with V.Ships Greece directly or, upon being directed to do so, through V.Ships Shanghai. During the year ended December 31, 2023, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $2.0 million for services provided in accordance with the respective management agreements.

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

In February 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve a putative class action claim for economic losses and property damage allegedly incurred by individuals and businesses affected by the oil spill. Further, the Company’s subsidiary, together with the other containership company, reached agreements in February and April 2023 with various other parties that were actively asserting claims related to the oil spill, including having reached agreements to resolve claims asserted by Amplify and subrogation claims that were asserted by or could be asserted by a number of Amplify’s insurers relating to property damage, loss of production, and liabilities triggered by the discharge of oil from Amplify’s pipeline. In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping have admitted liability. The payments that were required under these settlement agreements were fully covered by insurance.

One claimant—the Pacific Airshow LLC—is continuing to pursue claims against the Company’s subsidiary, as well as the other containership company, for alleged losses relating to the cancellation of one day of the 2021 Pacific Airshow. The United States Court for the Central District of California ruled that the Pacific Airshow LLC’s claim against the Company’s subsidiary was barred by the terms of the settlement the Company’s subsidiary reached in connection with the putative class action claim.  The Pacific Airshow LLC has appealed that ruling to the Ninth Circuit, and that appeal is pending.  The Company believes that adequate insurance is in place to cover any liability from this claim and from any other claim, if any should arise, relating to the oil spill that are pursued against the Company’s subsidiary.

On December 22, 2023, the California Department of Fish and Wildlife’s Office of Spill Prevention and Response issued a notice of violation to the Company’s subsidiary and Costamare Shipping alleging that they violated California Government Code sections 8670.20 and 8670.25.5(a)(1), which relate to notification of vessel disability or reporting of discharge or threatened discharge of oil, and seeking civil administrative penalties. The Company is disputing the alleged violations.

On January 26, 2024, the National Transportation Safety Board (the “NTSB”), an independent U.S. government investigative agency responsible for civil transportation accident investigation, published a report regarding the spill from Amplify’s pipeline. Among other things, the NTSB concluded that it was an anchor strike from a vessel owned by another containership company, and not an anchor strike by the containership Beijing, that was the initiating event that led to the eventual crude oil release.

From time to time, we are involved in legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles, although there can be no assurance our insurers would agree in any particular case. Furthermore, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

We paid dividends to holders of our Preferred Stock as per the table below:

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
October 15, 2013	$0.365400	—	—	—
January 15, 2014	$0.476563	—	—	—
April 15, 2014	$0.476563	$0.495833	—	—
July 15, 2014	$0.476563	$0.531250	—	—
October 15, 2014	$0.476563	$0.531250	—	—
January 15, 2015	$0.476563	$0.531250	—	—
April 15, 2015	$0.476563	$0.531250	—	—
July 15, 2015	$0.476563	$0.531250	$0.376736	—
October 15, 2015	$0.476563	$0.531250	$0.546875	—
January 15, 2016	$0.476563	$0.531250	$0.546875	—
April 15, 2016	$0.476563	$0.531250	$0.546875	—
July 15, 2016	$0.476563	$0.531250	$0.546875	—
October 17, 2016	$0.476563	$0.531250	$0.546875	—
January 17, 2017	$0.476563	$0.531250	$0.546875	—
April 17, 2017	$0.476563	$0.531250	$0.546875	—
July 17, 2017	$0.476563	$0.531250	$0.546875	—
October 16, 2017	$0.476563	$0.531250	$0.546875	—
January 16, 2018	$0.476563	$0.531250	$0.546875	—
April 16, 2018	$0.476563	$0.531250	$0.546875	$0.462240
July 16, 2018	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2018	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
January 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
April 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2022	$0.476563	$0.531250	$0.546875	$0.554688
October 17, 2022	$0.476563	$0.531250	$0.546875	$0.554688
January 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
April 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
July 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
October 16, 2023	$0.476563	$0.531250	$0.546875	$0.554688
January 16, 2024	$0.476563	$0.531250	$0.546875	$0.554688

Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, February 5, 2021 and May 6, 2021, and $0.115 per share on August 5, 2021, November 5, 2021, February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022, February 7, 2023, May 5, 2023, August 7, 2023, November 6, 2023 and February 7, 2024. On May 5, 2022, we also paid a special dividend of $0.50 per share.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2023, May 5, 2023, August 7, 2023, November 6, 2023 and February 7, 2024, we issued 384,177 shares, 498,030 shares, 380,399 shares, 479,714 shares and 420,178 shares respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates.

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

Set out below is a table showing the dividends paid in 2019, 2020, 2021, 2022 and 2023.

	Year Ended December 31,
	2019	2020	2021	2022	2023	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$27.4	$34.3	$40.2	$88.4	$39.1	$229.4
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	18.5	13.8	12.6	30.3	16.3	91.5
Preferred Stock dividends paid	31.3	31.2	31.1	31.1	31.1	155.8
Total	$77.2	$79.3	$83.9	$149.8	$86.5	$476.7

B. Significant Changes

See “Item 18. Financial Statements—Note 25. Subsequent Events” below.

ITEM 9.	THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of (i) 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2023, 129,379,133 shares were issued, of which  11,004,510 were treasury shares and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2023: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and 4,574,100 are outstanding. All of our shares of stock are in registered form.

Please see Note 17 to our consolidated financial statements included elsewhere in this annual report for a discussion of the recent history of our share capital.

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

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one- thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and Equiniti Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

(c)
Trademark License Agreement dated November 3, 2010 as amended and restated on March 14, 2022, between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

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

(i)
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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at  http://www.sec.gov. The information contained on or connected to our website is not part of this annual report.

I. Subsidiary Information

As of December 31, 2023, we have no indebtedness outstanding at Joint Venture entities guaranteed by the Company.

J. Annual Report to Security Holders

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

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the year ended December 31, 2023 by approximately $6.4 million based upon our debt level during 2023.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of operations of our derivative contracts to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2024	3.6
2025	2.8
2026	2.2
2027	2.0
2028	1.2

Derivative Financial Instruments

Interest Rates

According to our long-term strategic plan to maintain stability in our interest rate exposure, we have decided to minimize our exposure to floating interest rates by entering into interest rate swap/cap agreements. To this effect, we have entered into interest rate swap/cap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure.  Furthermore, we enter into cross-currency swap agreements and foreign currency exchange agreements to manage our exposure to fluctuations of foreign currencies risks.

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

(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: These interest rate swaps/caps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these interest rate swaps/caps as hedging instruments as from their inception, these interest rate derivative instruments qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate derivative instruments are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” within stockholders’ equity and recognized in the consolidated statement of operations in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of operations immediately.

As of December 31, 2022 and 2023, we had interest rate swap and interest rate cap agreements with an outstanding notional amount of $972.6 million and $1,137.8 million, respectively. The fair value of these interest rate swaps and caps outstanding at December 31, 2022 and 2023, amounted to an asset of $60.8 million and an asset of $47.1 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps and caps range between July 2024 and March 2031.

(b) Interest rate swaps and interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2022 and 2023, we did not hold any interest rate swaps or interest rate caps that did not qualify for hedge accounting.

(c) Cross currency swap agreements that meet the criteria for hedge accounting: We have entered into two cross-currency swap agreements, which converted our variability of the interest and principal payments in Euro into USD functional currency cash flows with specific borrowings, in order to hedge our exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging instruments for accounting purposes. As of December 31, 2023, we had two cross-currency swap agreements with a total outstanding notional amount of $122.4 million. The fair value of these cross-currency swap agreements outstanding at December 31, 2023 amounted to a liability of $11.6 million. Both mature in November 2025.

(d) Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2023, approximately 12% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2023, the Company was engaged in 24 Euro/U.S. dollar contracts totaling $78.6 million at an average forward rate of Euro/U.S. dollar 1.0703 expiring in monthly intervals up to December 2025. As of December 31, 2022, we were engaged in 36 Euro/U.S. dollar contracts totaling $108.6 million at an average forward rate of Euro/U.S. dollar 1.0690, expiring in monthly intervals up to December 2025. Furthermore, as of December 31, 2022, we were engaged in eight Singapore dollar/U.S. dollar forward agreements totaling $7.3 million at an average forward rate of Singapore dollar/U.S. dollar 1.3411, with settlements up to December 2023.

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

During the year ended December 31, 2023, we entered into a number of forward freight agreements. We use the freight derivatives to establish market positions. We also use the freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market. Our forward freight agreements are cleared on a daily basis through clearing houses. Customary requirements for trading in forward freight agreements include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred.

As of December 31, 2023, the fair value of our outstanding freight derivatives was a net asset of $11.2 million. An increase in the daily forward rates of $5,000 would increase the fair value of our outstanding freight derivatives by $19.2 million and vice versa, as of December 31, 2023. In 2023, we recorded a net gain on our freight derivatives of $5.4 million.

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

During the year ended December 31, 2023, we entered into a series of bunker swaps. We use bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2023, the fair value of our outstanding bunker swap agreements was a net liability of $2.5 million. An increase in the daily forward rates of $100 would increase the fair value of our outstanding bunker derivatives by $4.9 million and vice versa, as of December 31, 2023. In 2023, we recorded a net loss of $1.5 million on our bunker swaps.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

In making its assessment of our internal control over financial reporting as of December 31, 2023, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2023, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023, which is incorporated by reference into Item 15.C. below.

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

D. Changes in Internal Control Over Financial Reporting

In connection with the establishment of the new dry bulk operating platform under Costamare Bulkers and the acquiring a controlling interest in Neptune, we have expanded our internal control system to fully cover the processes and systems used by Costamare Bulkers and Neptune. Except as disclosed in this paragraph, during the period covered by this annual report, we have made no other changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at  http://www.costamare.com/ethics. The information contained on or connected to our website is not part of this annual report.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2023.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and 2023.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2023 and 2022 and breaks down these amounts by the category of service.

	2023	2022
Audit fees	€800,000	€660,000
Audit-related fees	€18,000	€207,000
Tax fees	€32,314	€12,660
All other fees	-	€8,270
Total fees	€850,314	€887,930

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2023 and 2022 and for the review of the quarterly financial information.

Audit-Related Fees

Audit-related fees represent compensation for assurance professional services rendered that are reasonably related to the performance of the audit or review of financial statements and are not included in “Audit Fees.”

Tax fees

Tax fees include fees billed for tax compliance services, including services such as tax planning and advice for the years ended December 31, 2022 and December 31, 2023.

All other fees

All other fees in 2022 and 2023 amounted to €8,270 and nil, respectively, and relate to permissible non-audit services. All other fees are approved by the Audit Committee.

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

During the year ended December 31, 2022, the Company acquired, under the share purchase program, 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share, including commissions. During the year ended December 31, 2023, the Company acquired, under the share purchase program, 6,267,808 common shares for a total amount of $60.0 million, with the average purchase price of $9.57 per share, including commissions.

Set forth below are the common shares purchased or received in 2023 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2023
February 2023	363,092	(1)
March 2023	74,800	(2)
April 2023
May 2023	449,434	(1)
	8,895		8.01
June 2023	74,800	(2)
July 2023
August 2023	342,147	(1)
September 2023	74,800	(2)
October 2023
November 2023	430,527	(1)
December 2023	74,800	(2)
Total	1,893,295

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

Set forth below are the 6,267,808 common shares that the Company acquired in 2023 under the share purchase program. As of December 31, 2023, the approximate dollar value of common shares that may yet be purchased under the share purchase program is $29.9 million.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share ($)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
January 2023
February 2023
March 2023
April 2023
May 2023		7.94	322,805	87,341,431
June 2023		9.16	3,525,166	55,044,603
July 2023		9.85	1,537,521	39,905,282
August 2023		11.33	882,316	29,905,293
September 2023
October 2023
November 2023
December 2023
Total		9.57	6,267,808	29,905,293

(1)	The average price paid per share includes commissions paid for each transaction.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16.K.	CYBERSECURITY

Risk Management and Strategy

The safe and efficient operation of our business including, but not limited to, billing, disbursements, accounting, vessel scheduling and vessel operations is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. Our processes for assessing, identifying and managing material risks from cybersecurity threats include:
•	periodic discussion and assessment of perceived material risks from cybersecurity;
•	internal and external system assessments such as penetration and vulnerability testing;

•	system protection measures, such as email filtering and access management;
•	regular threat monitoring, both against the Company and against other companies in the industry;
•	incident response procedures, for identification, reporting and remediation;
•	analysis of cybersecurity incidents and results of security operations monitoring;
•	regular employee training;
•	compliance procedures in place designed to assist in complying with mandatory data protection legislation; and
•	the existence and periodic review of internal cybersecurity policies.

We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with our use of our managers and other service providers. More specifically, we periodically discuss with our key third party managers technical and organizational measures in terms of cybersecurity. In terms of Software as a Service (“SaaS”) providers, we monitor the relevant IT security measures through receiving and assessing third party assurance reports. The results of these processes are taken into consideration in our annual risk assessment process, during which we identify mitigating actions and new security initiatives.

For a description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—D. Risk Factors—Risks related to our Company—We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.” which is incorporated by reference into this Item 16K.

Governance

Our Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by the IT function and other functions as needed.

The key individuals responsible for the overall assessment and management of material risks from cybersecurity threats include the heads of the IT and Legal functions of Costamare Shipping.

They receive information regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents and proceed with necessary actions such as:
•	updating relevant policies and procedures;
•	implementing additional technical and organizational measures to reduce the level of cyber risk;
•	engaging specialized third party service providers;
•	assessing the materiality and determination of disclosure obligations (in the event of a cybersecurity incident); and
•	reporting to the Audit Committee.

Where events occur that do not escalate to cybersecurity incidents, the details of the relevant assessments are communicated to the general manager on an as-needed basis. However, if we were to become the subject of a cybersecurity incident, according to our policies, the key management would take the following steps:
•	conduct an incident investigation;
•	conduct an incident evaluation and classification;
•	internal escalation to our executives;
•	containment of the incident and recovery of any affected infrastructure;
•	conduct a materiality assessment;
•	determine reporting obligations; and
•	report to the Audit Committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-59 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)
1.2	First Amended and Restated Bylaws(1)
2.1	Description of Securities
4.1	Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on July 1, 2021 between Costamare Inc. and Konstantinos Konstantakopoulos(5)
4.2	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)
4.3	Trademark License Agreement dated November 3, 2010, as amended and restated on March 14, 2022 between Costamare Inc. and Costamare Shipping Company S.A.(9)
4.4	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)
4.5	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)
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

4.10	Longshaw Agreement dated June 14, 2021, by and between Costamare Inc. and Longshaw Maritime Investments S.A.(7)*
4.11	Local Service Agreement dated November 14, 2022, between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH (8)
4.12	Local Service Agreement dated November 14, 2022, between Costamare Bulkers Inc. and Costamare Bulkers Services ApS (8)

Exhibit No.	Description
4.13	Local Service Agreement dated November 14, 2022, between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd.(8)
4.14	Local Service Agreement dated November 20, 2023, between Costamare Bulkers Inc. and Costamare Bulkers Services Co., Ltd.
4.15
Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated March 14, 2023, by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited (9)

4.16	Amended and Restated Management Services Agreement dated March 14, 2023, among Neptune Maritime Leasing Limited and Neptune Global Financing Limited (9)
4.17	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Inc. with Navilands Container Management Ltd.
4.18	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Inc. with Navilands Bulker Management Ltd.
8.1	List of Subsidiaries of Costamare Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer
13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Incentive Compensation Recovery Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

(9)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 3, 2023 and hereby incorporated by reference to such Annual Report.

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

Dated: March 29, 2024

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2024 expressed an unqualified opinion thereon.

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

Impairment of vessels

Description of the Matter
At December 31, 2023, the carrying value of the Company’s vessels was $3,446,797 thousand. As discussed in Notes 2(k), 7 and 23(c) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. As part of the assessment performed, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value to conclude whether indicators of impairment exist. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management recognizes an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

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

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates used by management for non-contracted revenue days, with historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We assessed the adequacy of the Company’s disclosures in Notes 2(k), 7 and 23(c) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company's auditor since 2009. We have previously also served as the auditor of combined financial statements which included certain of the Company’s subsidiaries since at least 1988, but we are unable to determine the specific year.

Athens, Greece
March 29, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 29, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 29, 2024

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2022 and 2023
(Expressed in thousands of U.S. dollars)

	December 31, 2022	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$718,049	$745,544
Restricted cash (Note 2(e))	9,768	10,645
Margin deposits (Note 22(d))	-	13,748
Accounts receivable, net (Note 3)	26,943	50,684
Inventories (Note 6)	28,039	61,266
Due from related parties (Note 3)	3,838	4,119
Fair value of derivatives (Notes 22 and 23)	25,660	33,310
Insurance claims receivable	5,410	18,458
Time charter assumed (Note 14)	199	405
Accrued charter revenue (Note 14)	10,885	9,752
Short-term investments (Note 5)	120,014	17,492
Investment in leaseback vessels (Note 12(b))	-	27,362
Net investment in sales type lease vessels, current (Note 12(c))	-	22,620
Prepayments and other assets	10,622	61,949
Vessels held for sale (Note 7)	55,195	40,307
Total current assets	1,014,622	1,117,661
FIXED ASSETS, NET:
Vessels and advances, net (Note 7)	3,666,861	3,446,797
Total fixed assets, net	3,666,861	3,446,797
OTHER NON-CURRENT ASSETS:
Equity method investments (Note 10)	20,971	552
Investment in leaseback vessels, non-current (Note 12(b))	-	191,674
Accounts receivable, net, non-current (Note 3)	5,261	5,586
Deferred charges, net (Note 8)	55,035	72,801
Finance leases, right-of-use assets (Note 12(a))	-	39,211
Net investment in sales type lease vessels, non-current (Note 12(c))	-	19,482
Restricted cash, non-current (Note 2(e))	83,741	69,015
Time charter assumed, non-current (Note 14)	468	269
Accrued charter revenue, non-current (Note 14)	11,627	10,937
Fair value of derivatives, non-current (Notes 22 and 23)	37,643	28,639
Operating leases, right-of-use assets (Note 13)	-	284,398
Total assets	$4,896,229	$5,287,022
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$320,114	$347,027
Accounts payable	18,155	46,769
Due to related parties (Note 3)	2,332	3,172
Finance lease liability (Note 12 (a))	-	2,684
Operating lease liabilities, current portion (Note 13)	-	160,993
Accrued liabilities	51,551	39,521
Unearned revenue (Note 14)	25,227	52,177
Fair value of derivatives (Notes 22 and 23)	2,255	3,050
Other current liabilities	3,456	7,377
Total current liabilities	423,090	662,770
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	2,264,507	1,999,193
Finance lease liability, net of current portion (Note 12 (a))	-	23,877
Operating lease liabilities, non-current portion (Note 13)	-	114,063
Fair value of derivatives, non-current portion (Notes 22 and 23)	13,655	11,194
Unearned revenue, net of current portion (Note 14)	34,540	27,352
Other non-current liabilities	-	9,184
Total non-current liabilities	2,312,702	2,184,863
COMMITMENTS AND CONTINGENCIES (Note 15)	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 16)	3,487	629
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 17)	-	-
Common stock (Note 17)	12	13
Treasury stock (Note 17)	(60,095)	(120,095)
Additional paid-in capital (Note 17)	1,423,954	1,435,294
Retained earnings	746,658	1,045,932
Accumulated other comprehensive income (Notes 22 and 24)	46,421	21,387
Total Costamare Inc. stockholders’ equity	2,156,950	2,382,531
Non-controlling interest (Note 1)	-	56,229
Total stockholders’ equity	2,156,950	2,438,760
Total liabilities and stockholders’ equity	$4,896,229	$5,287,022

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Operations
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2021	2022	2023
REVENUES:
Voyage revenue (Note 19)	$793,639	$1,113,859	$1,502,491
Income from investments in leaseback vessels	-	-	8,915
Total revenues	793,639	1,113,859	1,511,406
EXPENSES:
Voyage expenses	(13,311)	(49,069)	(275,856)
Charter-in hire expenses (Note 2(q))	-	-	(340,926)
Voyage expenses-related parties (Note 3)	(11,089)	(15,418)	(13,993)
Vessels’ operating expenses	(179,981)	(269,231)	(258,088)
General and administrative expenses	(6,872)	(9,737)	(15,674)
General and administrative expenses – related parties (Note 3)	(9,947)	(9,792)	(8,542)
Management and agency fees-related parties (Note 3)	(29,621)	(46,735)	(56,254)
Amortization of dry-docking and special survey costs (Note 8)	(10,433)	(13,486)	(19,782)
Depreciation (Notes 7, 12 and 24)	(136,958)	(165,998)	(166,340)
Gain on sale of vessels, net (Notes 7 and 12 (c))	45,894	126,336	112,220
Loss on vessels held for sale (Note 7)	-	-	(2,305)
Vessels’ impairment loss (Notes 7 and 8)	-	(1,691)	(434)
Foreign exchange gains	29	3,208	2,576
Operating income	441,350	662,246	468,008
OTHER INCOME / (EXPENSES):
Interest income	1,587	5,956	32,447
Interest and finance costs (Note 20)	(86,047)	(122,233)	(144,429)
Income from equity method investments (Note 10)	12,859	2,296	764
Gain on sale of equity securities (Note 5)	60,161	-	-
Dividend income (Note 5)	1,833	-	-
Other, net	4,624	3,729	6,941
Gain / (loss) on derivative instruments, net (Note 22)	(1,246)	2,698	17,288
Total other expenses, net	(6,229)	(107,554)	(86,989)
Net income	$435,121	$554,692	$381,019
Net loss attributable to the non-controlling interest (Note 16)	-	263	4,730
Net income attributable to Costamare Inc.	$435,121	$554,955	$385,749
Earnings allocated to Preferred Stock (Note 18)	(31,068)	(31,068)	(31,068)
Net income available to Common Stockholders	$404,053	$523,887	$354,681
Earnings per common share, basic and diluted (Note 18)	$3.28	$4.26	$2.95
Weighted average number of shares, basic and diluted (Note 18)	123,070,730	122,964,358	120,299,172

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Comprehensive Income
 For the years ended December 31, 2021, 2022 and 2023
 (Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2021	2022	2023
Net income for the year	$435,121	$554,692	$381,019
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 22 and 24)	6,799	46,435	(29,876)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 20, 22 and 24)	-	1,286	4,354
Effective portion of changes in fair value of cash flow hedges (Notes 22 and 24)	(1,136)	868	425
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 24)	63	63	63
Other comprehensive income / (loss) for the year	$5,726	$48,652	$(25,034)
Total comprehensive income for the year	440,847	603,344	355,985
Comprehensive loss attributable to the non-controlling interest (Note 16)	-	263	4,730
Total comprehensive income for the year attributable to Costamare Inc.	$440,847	$603,607	$360,715

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	(Accumulated deficit)/ Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	122,160,638	$12	-	$-	$1,366,486	$(7,957)	$(9,721)	$1,348,820	$-	$1,348,820
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	435,121	435,121	-	435,121
- Issuance of common stock (Notes 3 and 17)	-	-	-	-	-	-	-	-	1,824,466	-	-	-	20,064	-	-	20,064	-	20,064
- Dividends – Common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(52,850)	(52,850)	-	(52,850)
- Dividends – Preferred stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)	-	(31,068)
-Gain from common control transaction (Note 3)	-	-	-	-	-	-	-	-	-	-	-	-	86	-	-	86	-	86
- Other comprehensive income (Note 22 and 24)	-	-	-	-	-	-	-	-	-	-	-	-	-	5,726	-	5,726	-	5,726
BALANCE, December 31, 2021	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	123,985,104	$12	-	$-	$1,386,636	$(2,231)	$341,482	$1,725,899	$-	$1,725,899
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	554,955	554,955	-	554,955
- Issuance of common stock (Notes 3 and 17)	-	-	-	-	-	-	-	-	3,053,309	-	-	-	37,318	-	-	37,318	-	37,318
- Repurchase of common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	(4,736,702)	(60,095)	-	-	-	(60,095)	-	(60,095)
- Dividends – Common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(118,711)	(118,711)	-	(118,711)
- Dividends – Preferred stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)	-	(31,068)
- Other comprehensive income (Note 22 and 24)	-	-	-	-	-	-	-	-	-	-	-	-	-	48,652	-	48,652	-	48,652
BALANCE, December 31, 2022	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$-	$2,156,950
-Acquisition of non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	34,132	34,132
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	385,749	385,749	1,878	387,627
- Issuance of subsidiary shares to non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	(10,831)	-	-	(10,831)	22,091	11,260
- Issuance of common stock (Notes 3 and 17)	-	-	-	-	-	-	-	-	2,340,720	1	-	-	22,171	-	-	22,172	-	22,172
- Repurchase of common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	(6,267,808)	(60,000)	-	-	-	(60,000)	-	(60,000)
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,872)	(1,872)
- Dividends – Common stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(55,407)	(55,407)	-	(55,407)
- Dividends – Preferred stock (Note 17)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)	-	(31,068)
- Other comprehensive loss (Note 22 and 24)	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,034)	-	(25,034)	-	(25,034)
BALANCE, December 31, 2023	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760

(1)
Net income excludes net loss attributable to non-controlling interest of $263 and $6,608 during the years ended December 31, 2022 and 2023. Temporary equity - non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the 2022 and 2023 consolidated balance sheets. See Note 16 of the Notes to the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2021	2022	2023
Cash Flows From Operating Activities:
Net income:	$435,121	$554,692	$381,019
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	136,958	165,998	166,340
Credit loss provision	(324)	-	-
Amortization of debt discount	(1,280)	-	-
Amortization and write-off of financing costs	6,704	10,255	8,918
Amortization of deferred dry-docking and special survey costs	10,433	13,486	19,782
Amortization of assumed time charter	(424)	198	(197)
Amortization of hedge effectiveness excluded component from cash flow hedges	-	1,286	4,354
Equity based payments	7,414	7,089	5,850
Increase in short-term investments	-	(1,296)	(3,618)
Gain on sale of equity securities	(60,161)	-	-
(Gain) / loss on derivative instruments, net	1,246	(2,698)	(4,801)
Gain on sale of vessels, net	(45,894)	(126,336)	(112,220)
Loss on vessels held for sale	-	-	2,305
Vessels’ impairment loss	-	1,691	434
Income from equity method investments	(12,859)	(2,296)	(764)
Changes in operating assets and liabilities:
Accounts receivable	(12,828)	(6,150)	(36,619)
Due from related parties	3,549	(3,838)	(281)
Inventories	(9,917)	(6,674)	(32,975)
Insurance claims receivable	(4,102)	(4,209)	(20,582)
Prepayments and other	3,133	(361)	(59,088)
Accounts payable	9,639	(710)	27,896
Due to related parties	1,261	638	(928)
Accrued liabilities	11,892	21,903	(12,542)
Unearned revenue	11,347	(2,267)	17,191
Other liabilities	(599)	1,039	11,140
Dividend from equity method investees	6,370	1,114	4,002
Dry-dockings	(18,882)	(38,330)	(43,233)
Accrued charter revenue	(11,303)	(2,631)	9,985
Net Cash provided by Operating Activities	466,494	581,593	331,368
Cash Flows From Investing Activities:
Equity method investments	-	-	(1,274)
Return of capital from equity method investments	8,820	14	2,927
Payments to acquire short-term investments	-	(178,718)	(199,555)
Settlements of short-term investments	-	60,000	305,695
Debt securities capital redemption	8,183	-	-
Proceeds from the settlement of insurance claims	1,035	2,769	7,763
Acquisition of a subsidiary, net of cash acquired	-	-	2,796
Issuance of investments in leaseback vessels	-	-	(198,832)
Capital collections from vessels’ leaseback arrangements	-	-	18,832
Proceeds from sale of equity securities	63,963	-	-
Vessel acquisition and advances/Additions to vessel cost	(992,093)	(61,895)	(83,494)
Proceeds from the sale of vessels, net	122,636	220,318	224,235
Net Cash provided by / (used in) in Investing Activities	(787,456)	42,488	79,093
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	1,225,397	1,014,284	576,206
Repayment of long-term debt and finance leases	(655,400)	(984,313)	(832,168)
Payment of financing costs	(16,140)	(20,129)	(25,149)
Repurchase of common stock	-	(60,095)	(60,000)
Dividends paid	(71,263)	(119,548)	(71,867)
Proceeds from stock issuance	-	3,750	16,163
Net Cash provided by / (used in) Financing Activities	482,594	(166,051)	(396,815)
Net increase in cash, cash equivalents and restricted cash	161,632	458,030	13,646
Cash, cash equivalents and restricted cash at beginning of the year	191,896	353,528	811,558
Cash, cash equivalents and restricted cash at end of the year	$353,528	$811,558	$825,204
Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$71,813	$100,699	$152,628
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$12,655	$30,231	$16,321
Right-of-use assets obtained in exchange for operating lease obligations	$-	$-	$440,202

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the year ended December 31, 2023, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 17). As of December 31, 2023, under the Plan, the Company has issued to its common stockholders 20,810,518 shares, in aggregate. As of December 31, 2023, the aggregate outstanding share capital was 118,374,623 common shares. As of December 31, 2023, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 64.1% of the outstanding common shares, in the aggregate.

As of December 31, 2023, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 42 dry bulk vessels with a total carrying capacity of approximately 2,604,720 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. As of December 31, 2022, the Company owned and/or operated a fleet of 69 container vessels with a total carrying capacity of approximately 525,821 twenty-foot equivalent units (“TEU”) and 45 dry bulk vessels with a total carrying capacity of approximately 2,436,134 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since June 14, 2021, by chartering its dry bulk vessels to a diverse group of charterers (Note 3(d)).

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands and agreed to invest an amount of up to $200,000 (Note 16). CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions. As of December 31, 2023, CBI charters-in 56 dry bulk vessels on period charters.

In March 2023, the Company entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter out vessels through its wholly-owned subsidiaries. On March 30, 2023, the Company invested in NML the amount of $11,099 and as a result acquired controlling financial interest. The Company accounted for the control obtained in NML at March 30, 2023 “as a business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of NML. The assets acquired and liabilities assumed on the date of control were recorded at fair value. The assets acquired consisted mainly of four sale and leaseback contracts, under which NML had acquired and leased back under bareboat charter agreements, one container vessel and three dry bulk vessels, all accounted for as failed sales (Note 12(b)). In addition, the Company estimated the fair value of the noncontrolling interest at the acquisition date at $34,132. The Company does not consider the acquisition a material business combination.

At December 31, 2023, Costamare had 146 wholly-owned subsidiaries incorporated in the Republic of Liberia, 13 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus. In addition, as of December 31, 2023, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands and controlled one company incorporated under the laws of Jersey, which had 25 subsidiaries incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Liberia.

As the international container shipping industry recovered from the COVID-19 pandemic, time charter rates improved significantly from their sizable pandemic-related declines until the first half of 2022, due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. However, since June 2022, time charter rates for containerships (across all sizes) have demonstrated significant declines of 84% on average, mainly driven by reduced growth in the transportation of containerized goods, inflation, and the normalization of supply chains.

The economic environment of the dry bulk segment improved significantly in 2021 and the first half of 2022 due to the increase in the demand for commodities. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and BDI dropped in the end of 2022 by 49% compared to the previous year. The negative trend was reversed in 2023 and at the end of this year BDI increased by 75% compared to the previous year, eliminating nearly all losses incurred in 2022. Such reversal is mainly attributed to the increased seaborne demand for iron ore, coal, grains and other minerals.

The Company will continue to monitor the global economic conditions, the Russia-Ukraine conflict, the Israeli-Hamas conflict and the Red Sea vessels rerouting, along with their potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates if market circumstances warrant it.

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

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2022 and 2023 no such interest existed.

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

	For the years ended December 31,
	2021	2022	2023
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$276,002	$718,049	$745,544
Restricted cash – current portion	8,856	9,768	10,645
Restricted cash – non-current portion	68,670	83,741	69,015
Total cash, cash equivalents and restricted cash	$353,528	$811,558	$825,204

(f) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, freight and demurrage, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Operating lease receivables under ASC 842 are not in scope of ASC 326. ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2022 and 2023, was nil.

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

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2023 resulted in an impairment loss of $434. As of December 31, 2021 and 2022, the Company concluded that nil and $1,691, respectively, of impairment loss should be recorded.

(l) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet. As of December 31, 2023 and 2022, four dry bulk vessels and two container vessels were classified as Held for sale, respectively.

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

(p) Accounting for Voyage Revenues and Expenses: Voyage revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner pays commissions on the daily hire, to both the charterer and the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components, as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. The Company is also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, the Company has concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of December 31, 2022 and 2023, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets” amounted to nil and $9,637, respectively.

Revenues for 2021, 2022 and 2023 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2021	2022	2023
A	16%	13%	10%
B	20%	18%	9%
C	12%	7%	5%
D	12%	8%	6%
E	5%	8%	12%
Total	65%	54%	42%

(q) Operating leases - Leases for Lessees: Vessel leases, where the Company is regarded as the lessee, are classified as operating leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements.

In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.

For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the Consolidated Statement of Operations (see Note 13). Revenues generated from charter-in vessels are included in Voyage revenues in the consolidated statements of operations. During the year ended December 31, 2023 the Company chartered-in 93 third-party vessels. Revenues generated from those charter-in vessels during the year ended December 31, 2023 amounted to $490,679 and are included in Voyage revenues in the consolidated statements of operations, out of which $73,293 constitute sublease income deriving from time charter agreements.

Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of December 31, 2023, the management of the Company has concluded that events and circumstances did not trigger the existence of potential impairment.

(r) Investment in leaseback vessels: Investment in leaseback vessels refer to vessels purchased and leased back to the same party as part of a sale and leaseback transaction. These transactions are evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a purchase of an asset. If the transfer of the asset to the buyer-lessor does not qualify as a purchase, then the transaction constitutes a failed sale and leaseback and the purchase price paid is accounted for as a loan receivable under ASC 310.

Investments in leaseback vessels are carried at the amount receivable, net of an allowance for credit losses. Collaterals are required to be maintained at a specified minimum level at all times on the basis of the agreements in force. The Company monitors collateral levels and requires counter parties to provide additional collateral, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for Investment in leaseback vessels. An allowance for credit losses on partially secured Investments in leaseback vessels is estimated based on the aging of those receivables. As of December 31, 2023, the fair value of the collaterals held exceeds the amortized cost of the loans receivable and as a result no allowance for credit losses has been recognized.

(s) Derivative Financial Instruments: The Company enters into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements with counterparties to manage its exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Interest rate, differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as an accounting hedge of the variability of cash flow to be paid for a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of the undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

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

As of December 31, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period.

(t) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2023. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stockholders that accrue for the period.

(u) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 22 and 24).

(v) Segment Reporting: The Company determined that currently it operates under four reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels, (2) a dry bulk vessels segment, as a provider of dry bulk commodities transportation services by chartering its dry bulk vessels, (3) a dry bulk operating platform, which charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions and (4) a ship sale and leaseback business, which acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

(w) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for that at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(x) Non-controlling interest: The Company classifies non-controlling interest of its equity ventures based upon a review of the legal provisions governing the redemption of such interest. Those provisions are embodied within the equity venture’s operating agreement. The Company’s equity ventures that are subject to operating agreement provisions that require the Company to purchase the non-controlling equity holders’ interest upon the occurrence of certain specific triggering events that are not solely within the control of the Company, are classified as redeemable noncontrolling interest in temporary equity. Redeemable noncontrolling interest is initially recorded at its fair value as of the date of issue. Such fair value is determined using various accepted valuation methods, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. Subsequent to the closing date of the transaction ,the recorded value for redeemable non-controlling interest is adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the non-controlling interest, which is calculated by multiplying the non-controlling interest percentage by the comprehensive income (loss) of the equity venture’s during the reporting period, (b) dividends paid to the noncontrolling interest holders during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the equity venture, as a result of which the Company retains its controlling interest.

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

Non-redeemable ownership interests in the company's subsidiaries held by parties other than the parent are presented separately from the parent's equity on the Consolidated Balance Sheet. The amount of consolidated net income attributable to the parent and these noncontrolling interests are both presented on the face of the Consolidated Statement of Operations and Consolidated Statement of Stockholders’ Equity.

(y) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence, as defined by ASC 323, over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

(z) Right-of-Use Asset - Finance Leases: The Financial Accounting Standards Board (“FASB”) ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

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

(aa) Investments in Equity and Debt Securities: ASC 825 “Financial Instruments” requires equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with changes in the fair value recognized through net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for practical expedient in ASC 820 to estimate fair value using the net asset value (“NAV”) per share (or its equivalent) of the investment, entities may choose to measure those investments at cost, less any impairment. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern.

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

(ab) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Notes 3 and 16(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of operations.

(ac) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity's ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(ad) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. The cost of the acquired shares is shown as a deduction in stockholders' equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and are not shown as a reduction in equity. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when the reporting entity’s management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(ae) Short-term investments: Short-term investments consist of U.S. Treasury Bills with maturities exceeding three months at the time of purchase and are stated at amortized cost, which approximates fair value.

(af) Long lived Assets - Financing Arrangements: Following the implementation of ASC 606 Revenue from Contracts with Customers, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

(ag) Sales-Type leases - Leases for Lessors: If for a vessel lease, where the Company is regarded as the lessor, the lease is classified as a sales-type lease, the carrying amount of the vessel is derecognized and a net investment in the lease is recorded. For a sales-type lease, the net investment in the lease is measured at lease commencement date as the sum of the lease receivable and the estimated residual value of the vessel. Any selling profit or loss arising from a sales-type lease is recorded at lease commencement. Over the term of the lease, the company recognizes finance income on the net investment in the lease and any variable lease payments, which are not included in the net investment in the lease.

The estimated residual value represents the estimated fair value of the vessels under lease at the end of the lease. Estimating residual value has specific risks, and management of these risks is dependent upon the Company’s ability to accurately project future vessel values. The company estimates future fair value of leased vessels by using historical models, analyzing the current market for new and used vessels and obtaining independent valuation analyses.

The company periodically reassess the realizable value of its lease residual values. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. In addition, the Company pursuant to the provisions of “ASC 326 Financial Instruments — Credit Losses” assesses at each reporting period the counterparties’ credit worthiness in order to conclude whether an allowance for credit losses is required to be recognized. For sales-type leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed. For the year ended December 31, 2023, no impairment recognition was deemed necessary.

(ah) Business Combinations: The Company accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired, and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of fair values of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available and requires a significant amount of management judgment. The excess of the purchase price over fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill.

New Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update 2023-07, “Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which requires disclosures of significant expenses by segment and interim disclosure of items that were previously required on an annual basis. ASU 2023-07 is to be applied on a retrospective basis and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is evaluating the impact of ASU 2023-07 on disclosures in its consolidated financial statements.

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

Management fees charged by Costamare Shipping in the years ended December 31, 2021, 2022 and 2023, amounted to $29,621, $43,915 and $42,532, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of operations. The amounts received by Costamare Shipping include amounts paid to third party managers of $11,057, $14,605 and $14,489 for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $12,602 for the year ended December 31, 2023 ($13,930 and $9,756 for the years ended December 31, 2022 and 2021, respectively), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of operations, (ii) $2,667, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the year ended December 31, 2023 ($2,667 and $2,500 for the years ended December 31, 2022 and 2021, respectively) and (iii) $5,850, representing the fair value of 598,400 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations for the year ended December 31, 2023 ($7,089 and $7,414 for the years ended December 31, 2022 and 2021, respectively). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As at December 31, 2022, the working capital security was $5,625 in aggregate, of which $5,250 is included in Accounts receivable, net, non-current and $375 in Accounts receivable, net in the accompanying 2022 consolidated balance sheet. As at December 31, 2023, the working capital security was $5,250 in aggregate, of which $4,775 is included in Accounts receivable, net, non-current and $475 in Accounts receivable, net in the accompanying 2023 consolidated balance sheet.

During the years ended December 31, 2021, 2022 and 2023, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $2,752, $1,776 and $2,048, respectively, for services provided in accordance with the respective management agreements. The amounts received by Costamare Shipping, relating to the companies established pursuant to the Framework Deed, include amounts paid to third party managers of $1,022, $876 and $508 for the years ended December 31, 2021, 2022 and 2023, respectively. The balance due to Costamare Shipping at December 31, 2023 amounted to $3,172 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due from Costamare Shipping at December 31, 2022 amounted to $3,581 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due from Costamare Services at December 31, 2023, amounted to $2,131 and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2022, amounted to $1,380 and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare, a company incorporated in the People’s Republic of China, controlled by the Company’s Chairman and Chief Executive Officer, provided certain vessel-owning subsidiaries with management services. Shanghai Costamare was not part of the consolidated group of the Company. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the actual transfer of the management of the vessels was completed on January 8, 2021. There was no balance due from/to Shanghai Costamare at both December 31, 2022 and 2023.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2022 and 2023, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2022 and 2023 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the years ended December 31, 2021, 2022 and 2023, BNC charged the ship-owning companies $595, $749 and $700, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of operations. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the years ended December 31, 2021, 2022 and 2023, BNA charged the ship-owning companies $738, $739 and $691 which are included in Voyage expenses – related parties in the accompanying consolidated statements of operations.

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

(e) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, is the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company and is a board member and officer of two other subsidiaries of the Company. LCLAW provides legal services to the Company. During the year ended December 31, 2023, LCLAW charged the Company’s subsidiaries $25 ($36 during the year ended December 31, 2022 and $91 in total, of which (i) $33 is included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of operations for the year ended December 31, 2021 and (ii) $58 is included in Financing Costs), which is included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of operations. There was no balance due from/to LCLAW at both December 31, 2022 and December 31, 2023.

(f) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”) a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark, Costamare Bulkers Services Pte. Ltd. (“Local Agency C”) a company incorporated under the laws of the Republic of Singapore and Costamare Bulkers Services Co., Ltd (“Local Agency D”) a company incorporated under the laws of Japan and together with Local Agency A, Local Agency B and Local Agency C, (the “Local Agencies”), are wholly owned by the Company’s Chairman and CEO. On November 14, 2022, CBI entered into separate agreements with the Local Agency A, Local Agency B and Local Agency C and on November 20, 2023 with Local Agency D (collectively the “Service Agreements”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. Pursuant to the Service Agreements each of the Local Agencies (except for Local Agency D) is managed by individuals who hold the minority shareholder interest in CBI (see Note 16). During the years ended December 31, 2023 and 2022, the Local Agencies charged CBI with aggregate agency fees of $11,689 and $2,821, respectively, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of operations. The balance due from the four Local Agencies as of December 31, 2023, amounted to $1,647, in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due from Local Agency A as of December 31, 2022 amounted to $257 and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Local Agency B and Local Agency C at December 31, 2022 amounted to $952 and is included in Due to related parties in the accompanying consolidated balance sheets.

(g) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the date Mr. Konstantinos Konstantakopoulos acquired 51% of NGF to December 31, 2023, NGF charged an amount of $2,033 as management fees, which are included in Management and agency fees-related parties in the accompanying consolidated statements of operations. The balance due from NGF at December 31, 2023 amounted to $341 and is included in Due from related parties in the accompanying consolidated balance sheets.

(h) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. As of December 31, 2023 there was no balance due from/to Codrus.

(i) Other related parties' transactions: On November 3, 2010, the Company and the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, entered into a Restrictive Covenant Agreement (the “Original RCA”), pursuant to which the activities of Mr. Konstantakopoulos with respect to the container vessel sector, because of his capacity as a director or officer of the Company, were restricted. In July 2021, the Original RCA was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector.

4. Segmental Financial Information

The Company has four reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment, (3) dry bulk operating platform segment (“CBI segment”) and (4) investment in leaseback vessels through NML (Notes 1 and 12) (“NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and operation of dry bulk vessels. Under the operating platform segment, CBI charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessee of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2022 and December 31, 2023, and for the years ended December 31, 2021, 2022 and 2023. The Company measures segment performance based on net income. Items included in the segment’s net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of December 31, 2022 and December 31, 2023 and for the years ended December 31, 2021, 2022 and 2023, Other segment includes equity method investments’ balances, due from related parties balances, cash balances and short-term investments. Summarized financial information concerning each of the Company’s reportable segments is as follows:

For the year ended December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Voyage revenue	$839,374	$155,892	$507,225	$-	$-	$-	$1,502,491
Intersegment voyage revenue	-	11,902	-	-	-	(11,902)	-
Income from investment in leaseback vessels	-	-	-	8,915	-	-	8,915
Depreciation	(126,719)	(39,621)	-	-	-	-	(166,340)
Amortization of dry-docking and special survey costs	(15,344)	(4,438)	-	-	-	-	(19,782)
Interest income	18,247	11,635	2,316	249	-	-	32,447
Interest and finance costs	(117,036)	(23,941)	(1,243)	(2,208)	(1)	-	(144,429)
Income from equity method investments	-	-	-	-	764	-	764
Net Income/ (Loss) for the Year	$507,041	$(43,070)	$(88,106)	$4,513	$641	$-	$381,019

For the year ended December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Other	Eliminations	Total
Voyage revenue	$797,392	$316,100	$367	$-	$-	$1,113,859
Intersegment voyage revenue	-	800	-	-	(800)	-
Depreciation	(126,340)	(39,658)	-	-	-	(165,998)
Amortization of dry-docking and special survey costs	(11,831)	(1,655)	-	-	-	(13,486)
Interest income	3,666	2,290	-	-	-	5,956
Interest and finance costs	(101,888)	(20,333)	(12)	-	-	(122,233)
Income from equity method investments	-	-	-	2,296	-	2,296
Net Income/ (Loss) for the Year	$458,494	$97,405	$(3,503)	$2,296	$-	$554,692

For the year ended December 31, 2021
	Container vessels segment	Dry bulk vessels segment	Other	Total
Voyage revenue	$678,292	$115,347	$-	$793,639
Depreciation	(125,811)	(11,147)	-	(136,958)
Amortization of dry-docking and special survey costs	(10,346)	(87)	-	(10,433)
Interest income	1,587	-	-	1,587
Interest and finance costs	(81,887)	(4,160)	-	(86,047)
Income from equity method investments	-	-	12,859	12,859
Net Income for the Year	$303,490	$56,814	$74,817	$435,121

As of December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Total Assets	$3,153,806	$734,817	$455,568	$238,667	$707,284	$(3,120)	$5,287,022

As of December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Other	Eliminations	Total
Total Assets	$3,272,559	$771,027	$101,807	$751,838	$(1,002)	$4,896,229

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

The Company accounted on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes. During the year ended December 31, 2021, the Company recorded $458 in relation to their unwinding, which is included in “Interest income” in the 2021 consolidated statement of operations. The Company had classified such debt securities under Debt securities, held to maturity, since it had no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. Additionally, on March 22, 2021, the Company received $394 capital redemption of the Series 1 Notes, reducing the principal to $1,012, as of that date. Furthermore, in June 2021, the Company received $7,789 capital redemption of the Series 1 and 2 Notes, in aggregate, and the outstanding balance at the date of the capital redemption of $6,774, net of accumulated provision for Credit losses of $569 calculated as of December 31, 2020, following the provisions of “ASC 326 Financial Instruments — Credit Losses”, was fully settled. As a result of the full redemption of the Series 1 and Series 2 Notes, the Company recorded a gain of $1,015, which is included in Other, net, in the accompanying 2021 consolidated statement of operations. The Series 1 and Series 2 Zim Notes were carried at amortized cost. These financial instruments were not measured at fair value on a recurring basis. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” in relation to its Series 1 and Series 2 Notes securities and a Credit loss provision of $245 was calculated as of March 31, 2021 and as result a gain of $324 is included in Other, net in the 2021 consolidated statement of operations. The remaining securities were fully redeemed in June 2021.

On January 28, 2021, Zim completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Since then, the Company classified the equity securities of Zim that it owned at Fair Value through Net Income as the Company did not have the ability to exercise significant influence on matters at Zim, and there is readily available fair value for these securities. The Company recorded the subsequent changes in fair value in the consolidated statements of operations based on the closing price of Zim ordinary shares on the New York Stock Exchange (“NYSE”) on each reporting date (Level 1 inputs of the fair value hierarchy). In September 2021, the Company received a special dividend amounting to $1,833, which is separately reflected in Dividend income in the accompanying 2021 consolidated statement of operations. During the year ended December 31, 2021, the Company sold its 1,221,800 ordinary shares of Zim and recorded a gain of $60,161, which is separately reflected in Gain on sale of equity securities in the 2021 consolidated statement of operations. As of December 31, 2021, the Company did not hold any Zim securities.

As of December 31, 2023, the Company holds one zero-coupon U.S. treasury bill (the “Bill”) with an aggregate face value of $17,605 at a cost of $17,373.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	$4,687,896	$(1,037,704)	$3,650,192
Depreciation	-	(162,651)	(162,651)
Vessel acquisitions, advances and other vessels’ costs	249,023	-	249,023
Vessel sales, transfers and other movements	(140,817)	71,114	(69,703)
Balance, December 31, 2022	$4,796,102	$(1,129,241)	$3,666,861
Depreciation	-	(165,460)	(165,460)
Vessel acquisitions, advances and other vessels’ costs	88,506	-	88,506
Vessel sales, transfers and other movements	(196,884)	53,774	(143,110)
Balance, December 31, 2023	$4,687,724	$(1,240,927)	$3,446,797

During the year ended December 31, 2023, the Company acquired the three secondhand dry bulk vessel Enna (ex. Aquaenna), Dorado (ex. Aquarange) and Arya (ex. Ultra Regina) with an aggregate DWT capacity of 417,241. Furthermore, during the year ended December 31, 2023, the Company agreed to acquire the 2011-built, secondhand dry bulk vessel Iron Miracle with a capacity of 180,643 DWT, which was delivered to the Company during the first quarter of 2024 (Note 25 (d)).

During the year ended December 31, 2023, the Company purchased the 51% equity interest held by funds managed and/or advised by York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) (Notes 9 and 10) in the company owning the 2001-built, 1,550 TEU capacity containership Arkadia, at a consideration price of $4,692. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning company (Note 10). The favorable lease terms associated with the vessel were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition in the amount of $320 (Note 14). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

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

During the year ended December 31, 2021, the Company purchased the equity interest (in the range from 51% to 75%) held by funds managed and/or advised by York (Notes 9 and 10) in the companies owning the containerships Cape Akritas, Cape Tainaro, Cape Artemisio, Cape Kortia and Cape Sounio, with an aggregate capacity of 55,050 TEU, at an aggregate net consideration price of $88,854 after subtracting term loans of $302,193 (Note 11) assumed at the time of the acquisition. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning companies of the five said container vessels (Note 10). Any favorable or unfavorable lease terms associated with these vessels were recorded as an intangible asset or liability (“Time charter assumed”) at the time of the acquisition. The aggregate Time charter assumed, net, at the time of the acquisitions was a liability of $589, current and non-current portion (Note 14). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

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

On December 14 and 20, 2023, the Company decided to make arrangements to sell the dry bulk vessels Konstantinos and Progress, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $20,790, separately reflected in Vessels held for sale in the December 31, 2023 consolidated balance sheet, represents the fair market value of the vessels based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell of the vessels and the vessels’ carrying value, amounting to $2,305, was recorded in the year ended December 31, 2023, and is separately reflected as Loss on vessels held for sale in the accompanying consolidated statement of operations. Both vessels were delivered to their new owners during the first quarter of 2024 (Note 25(c)).

On December 2 and 18, 2023, the Company decided to make arrangements to sell the dry bulk vessels Adventure and Manzanillo, respectively. At these dates the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $19,517, separately reflected in Vessels held for sale in the December 31, 2023 consolidated balance sheet, represents the aggregate carrying value of Adventure and Manzanillo at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. The dry bulk vessel Manzanillo was delivered to her new owners during the first quarter of 2024 (Note 25(c)) and the dry bulk vessel Adventure is expected to be delivered to her new owners during the second quarter of 2024.

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

On December 9, 2021, the Company decided to make arrangements to sell the container vessels Sealand Illinois, Sealand Michigan, York and Messini. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. As of December 31, 2021, the amount of $78,799 (including $3,742 transferred from Deferred charges, net), represents the aggregate carrying value of those vessels at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. Their fair value was based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

During the year ended December 31, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022, the container vessel Oakland and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and recognized an aggregate net gain of $112,220, which is included in Gain on sale of vessels, net in the accompanying consolidated statement of operations for the year ended December 31, 2023.

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

During the year ended December 31, 2023, the Company recorded an impairment loss in relation to two of its dry bulk vessels in the amount of $434. The fair values of these vessels were determined through Level 2 inputs of the fair value hierarchy (Note 23).

During the year ended December 31, 2022, the Company recorded an impairment loss in relation to four of its dry bulk vessels in the amount of $1,691. The fair values of these vessels were determined through Level 2 inputs of the fair value hierarchy (Note 23).

As of December 31, 2023, 95 of the Company’s vessels, with a total carrying value of $2,647,015, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B) with York and five unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2022	$31,859
Additions	38,330
Amortization	(13,486)
Write-off and other movements (Note 7)	(1,668)
Balance, December 31, 2022	$55,035
Additions	43,233
Amortization	(19,782)
Write-off and other movements (Note 7)	(5,685)
Balance, December 31, 2023	$72,801

During the year ended December 31, 2023, 23 vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey. During the years ended December 31, 2021 and 2022, 14 and 18 vessels underwent and completed their dry-docking and special survey and one and five vessels were in the process of completing their dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

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

As at December 31, 2023, the Company holds 49% of the capital stock of two jointly-owned companies formed pursuant to the Framework Deed with York (Note 10). The Company accounts for the entities formed under the Framework Deed as equity investments.

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:
Entity	Vessel	Participation % December 31, 2023	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Goodway Maritime Co.	-	49%	September 22, 2015

During the year ended December 31, 2023, the Company received, in the form of a special dividend, $1,274 from Geyer Maritime Co. and contributed $980 to the equity of Platt Maritime Co. and $294 to the equity of Sykes Maritime Co. Furthermore, during the year ended December 31, 2023, Goodway Maritime Co. sold its vessel Monemvasia and provided a special dividend to the Company amounting to $4,900.

On December 5, 2023, the Company agreed to acquire from York the 51% equity interest in the company operating of 2001-built, 1,550 TEU capacity containership, Arkadia. The transfer was concluded on December 11, 2023, whereupon the Company owns 100% equity interest of the company operating the containership, Arkadia. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired (Note 7).

On May 12, 2023, the Company agreed to sell its 49% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York, which at that time held the remaining 51% and to acquire from York the 51% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Brasil. Both transfers were concluded on June 2, 2023, whereupon the Company owns 100% equity interest of the company operating the containership Polar Brasil. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired (Note 12(a)).

During the year ended December 31, 2022, the Company received, in the form of a special dividend, $1,128 from Steadman Maritime Co.

During the year ended December 31, 2021, Steadman Maritime Co. sold its vessel Ensenada and provided a special dividend to the Company amounting to $15,190. On March 22, 2021, March 24, 2021 and March 29, 2021, the Company entered into three share purchase agreements to acquire the ownership interest (in the range of 51% to 75%) held by funds managed and/or advised by York in five jointly-owned companies, namely Ainsley Maritime Co. and Ambrose Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co. and Kemp Maritime Co., which had been formed pursuant to the Framework Deed. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company amounted to $141,040. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels and related time charters (Note 15)).

For the years ended December 31, 2021, 2022 and 2023, the Company recorded net income of $12,859, $2,296 and $764, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of operations.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2022	December 31, 2023
Current assets	$11,697	$1,386
Non-current assets	91,471	-
Total assets	$103,168	$1,386

Current liabilities	$7,472	$123
Non-current liabilities	52,760	-
Total liabilities	$60,232	$123

	For the years ended December 31,
	2021	2022	2023
Voyage revenue	$43,088	$23,789	$13,832
Net income	$27,617	$4,686	$1,559

11. Long-Term Debt:

 The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2022	December 31, 2023
A.		Term Loans:
	1	Nerida Shipping Co.	$-	$-
	2	Singleton Shipping Co. and Tatum Shipping Co.	34,400	-
	3	Costamare. Inc.	-	-
	4	Bastian Shipping Co. and Cadence Shipping Co.	82,800	-
	5	Adele Shipping Co.	48,500	-
	6	Costamare Inc.	112,430	-
	7	Quentin Shipping Co. and Sander Shipping Co.	-	-
	8	Costamare Inc.	-	-
	9	Capetanissa Maritime Corporation et al.	15,671	-
	10	Caravokyra Maritime Corporation et al.	6,928	-
	11	Kelsen Shipping Co.	-	-
	12	Uriza Shipping S.A.	-	-
	13	Berg Shipping Co.	10,540	-
	14	Reddick Shipping Co. and Verandi Shipping Co.	-	-
	15	Evantone Shipping Co. and Fortrose Shipping Co.	17,750	-
	16	Ainsley Maritime Co. and Ambrose Maritime Co.	131,250	120,536
	17	Hyde Maritime Co. and Skerrett Maritime Co.	127,212	115,904
	18	Kemp Maritime Co.	64,300	58,525
	19	Vernes Shipping Co.	-	-
	20	Achilleas Maritime Corporation et al.	66,974	48,569
	21	Novara et al.	65,043	-
	22	Costamare Inc.	49,095	29,735
	23	Costamare Inc.	-	-
	24	Costamare Inc.	24,387	-
	25	Amoroto et al.	67,882	50,661
	26	Costamare Inc.	-	-
	27	Dattier Marine Corp et al.	-	-
	28	Bernis Marine Corp. et al.	47,884	41,695
	29	Costamare Inc.	52,361	-
	30	Costamare Inc.	62,500	38,500
	31	Adstone Marine Corp. et al.	-	-
	32	Amoroto et al.	33,700	24,240
	33	Benedict et al.	458,952	376,857
	34	Reddick Shipping Co. and Verandi Shipping Co.	43,500	33,000
	35	Quentin Shipping Co. and Sander Shipping Co.	85,000	74,625
	36	Greneta Marine Corp. et al.	30,000	26,045
	37	Bastian Shipping Co. et al.	-	260,630
	38	Adstone Marine Corp. et al.	82,885	101,065
	39	NML Loan 1	-	5,995
	40	Kalamata Shipping Corporation et al.	-	64,000
	41	Capetanissa Maritime Corporation et al.	-	22,417
	42	Archet Marine Corp. et al.	-	63,312
	43	NML Loan 2	-	34,920
	44	NML Loan 3	-	18,460
	45	Barlestone Marine Corp. et al.	-	12,000
		Total Term Loans	$1,821,944	$1,621,691
B.		Other financing arrangements	678,930	632,892
C.		Unsecured Bond Loan	106,660	110,500
		Total long-term debt	$2,607,534	$2,365,083
		Less: Deferred financing costs	(22,913)	(18,863)
		Total long-term debt, net	$2,584,621	$2,346,220
		Less: Long-term debt current portion	(325,611)	(352,140)
		Add: Deferred financing costs, current portion	5,497	5,113
		Total long-term debt, non-current, net	$2,264,507	$1,999,193

A. Term Loans:

1. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017, the Company drew the amount of $17,625. On July 1, 2022, the then outstanding balance of $9,075 was fully repaid.

2. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $34,400 was fully repaid.

3. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius as additional security. On June 23, 2022, following the agreement of the loan discussed in Note 11.A.33, the Company prepaid the amount of $21,242. On September 14, 2022, the then outstanding balance of $5,946 was fully repaid.

4. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $82,800 was fully repaid.

5. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $48,500 was fully repaid.

6. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. On January 11, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $112,430 was fully repaid.

7. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. On November 14, 2022, following the execution of the loan agreement discussed in Note 11.A.35, the then outstanding balance of $64,852 was fully repaid.

8. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela. On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. On January 31, 2022, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $24,554 of the loan was fully repaid.

9. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini (Note 7), on the then outstanding balance. On June 28, 2022, following the agreement of the loan discussed in Note 11.A.33, the Company prepaid the amount of $13,964 of the loan. On October 13, 2022, the Company prepaid $8,264, due to the sale of vessel York. On December 7, 2022, the Company prepaid $8,503, due to the sale of vessel Sealand Washington (Note 7). On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.41, the then outstanding balance of $14,186 was fully repaid.

10. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.33, the Company prepaid the amount of $35,885 of the loan. On December 5, 2022, the Company prepaid $6,927.6, due to the sale of vessel Maersk Kalamata (Note 7). On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.40, the then outstanding balance of $6,663 was fully repaid.

11. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. On December 19, 2022, the then outstanding balance of $2,025 was fully repaid.

12. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. On June 29, 2022, following the execution of the agreement of the loan discussed in Note 11.A.33, the Company fully prepaid the then outstanding balance of $16,100 of the loan.

13. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.41, the then outstanding balance of $9,980 was fully repaid.

14. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. On September 30, 2022, following the execution of the loan agreement discussed in Note 11.A.34, the then outstanding balance of $11,300 was fully repaid.

15. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.37, the then outstanding balance of $17,750 was fully repaid.

16. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of December 31, 2023, the outstanding balance of each tranche of $60,267.9 is repayable in 29 equal quarterly installments of $1,339.3, from March 2024 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

17. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of December 31, 2023, the outstanding balance of Tranche A of $57,951.9 is repayable in 21 equal quarterly installments of $1,413.5, from March 2024 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment. As of December 31, 2023, the outstanding balance of Tranche B of $57,951.9 is repayable in 21 equal quarterly installments of $1,413.5, from March 2024 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment.

18. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of December 31, 2023, the outstanding balance of the loan of $58,525 is repayable in 21 equal quarterly installments of $1,425, from March 2024 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

19. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon. The facility was drawn down on March 31, 2021. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.33, the Company fully prepaid the then outstanding balance of $12,200 of the loan.

20. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of vessel Venetiko (Note 7), on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York (Note 7), on the then outstanding balance. On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois (Note 7), on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 due to the sale of vessel Oakland (Note 7), on the then outstanding balance. As of December 31, 2023, the outstanding balance of the Refinancing tranche of $8,569 is repayable in 11 equal quarterly installments of $769.4 payable from March 2024 to September 2026 and a balloon payment of $106.1, payable together with the last installment. As of December 31, 2023, the outstanding balance of Tranche A of $20,000 is repayable in 12 equal quarterly installments of $1,500, from March 2024 to December 2026 and a balloon payment of $2,000 payable together with the last installment. As of December 31, 2023, the outstanding balance of Tranche B of $20,000 is repayable in 12 equal quarterly installments of $1,500, from March 2024 to December 2026 and a balloon payment of $2,000 payable together with the last installment. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 11.A.30).

21. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros (Note 7). The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.40, the then outstanding balance of $61,895 was fully repaid.

22. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena (Note 7). An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity (Note 7). On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace (Note 7). On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride (Note 7). As of December 31, 2023, the aggregate outstanding balance of $29,735 is repayable in variable quarterly installments from January 2024 to October 2026 with an aggregate balloon payment of $15,598.8 that is payable together with the respective last installments.

23. On July 9, 2021, the Company entered into a loan agreement with a bank for an amount of up to $81,500, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta (Note 7). Five tranches of the facility with aggregate amount of $44,620 were drawn during July 2021 to finance the acquisition of the first five vessels, one tranche amounting to $12,480 was drawn in August 2021 to finance the acquisition of the vessel Aeolian, one tranche amounting to $13,250 was drawn in October 2021 to finance the acquisition of the vessel Farmer and one tranche amounting to $11,150 was drawn in December 2021 to finance the acquisition of the vessel Greneta. On November 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.36, the Company fully prepaid the then outstanding balance of $10,220 of the tranche regarding the vessel Greneta. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.38, the Company fully prepaid the then outstanding balance of $62,788 of the loan.

24. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose (Note 7). Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity (Note 11.A.27). On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.28). On March 16, 2023, the Company prepaid the amount of $6,985 due to the sale of vessel Taibo (Note 7). On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.42, the then outstanding balance of $16,310 was fully repaid.

25. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon (Note 7), as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus (Note 7), three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 11.A.32). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of vessel Miner (Note 7). On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510, due to the sale of vessel Cetus (Note 7). As of December 31, 2023, the aggregate outstanding balance of $50,661 is repayable in variable quarterly installments from January 2024 to July 2027 with an aggregate balloon payment of $33,209.9 that is payable together with the respective last installments. As of December 31, 2023, the vessels Konstantinos and Progress were classified as “Vessels held for sale” (Note 7) and the aggregate outstanding amount of $11,501 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet (Note 25(c)).

26. On September 10, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $150,000 in order to finance part of the acquisition cost of dry bulk vessels. On April 19, 2022, the Company terminated the hunting license facility agreement.

27. On December 10, 2021, Dattier Marine Corp., Dramont Marine Corp., Gassin Marine Corp. and Merle Marine Corp. entered into a loan agreement with a bank for an amount of up to $43,500, in order to refinance the term loan of the vessels Equity, Thunder, Rose and Clara discussed in Note 11.A.24. The facility was drawn down on December 20, 2021. On May 11, 2022, the Dattier Marine Corp. prepaid the amount of $10,645, due to the sale of vessel Thunder (Note 7), on the then outstanding balance. On November 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.36, the Company prepaid the then outstanding balance of $19,562.5 of the tranches regarding the vessels Clara and Rose. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.38, the Company fully prepaid the then outstanding balance of $9,390 of the loan.

28. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.24. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part the term loan discussed in Note 11.A.24. As of December 31, 2023, the aggregate outstanding balance of $41,695 is repayable in 13 equal quarterly installments of $1,547.1, from January 2024 to January 2027 and a balloon payment of $21,583 payable together with the last installment.

29. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra (Note 7). During January 2022, the Company drew down the aggregate amount of $56,700. On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.42, the then outstanding balance of $49,469 was fully repaid.

30. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance the term loan discussed in Note 11.A.8, Tranche C of the term loan discussed in Note 11.A.20 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of December 31, 2023, the outstanding balance of $38,500 is repayable in nine variable quarterly installments, from January 2024 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

31. On April 5, 2022, Adstone Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp., Kinsley Marine Corp., Nailstone Marine Corp., Oldstone Marine Corp., Ravenstone Marine Corp., Rocester Marine Corp., Shaekerstone Marine Corp., Silkstone Marine Corp., Snarestone Marine Corp. and Sweptstone Marine Corp. signed a hunting license loan agreement with a bank for an amount of up to $120,000, in order to partly finance the acquisition of the secondhand dry bulk vessel Norma (Note 7). On April 11, 2022, Adstone Marine Corp. drew down the amount of $10,800. On December 20, 2022, following the execution of the agreement of the loan discussed in Note 11.A.38, the Company fully prepaid the then outstanding balance of $10,125 of the loan.

32. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 11.A.25 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. As of December 31, 2023, the aggregate outstanding balance of $24,240 is repayable in 10 variable quarterly installments, from January 2024 to April 2026 with an aggregate balloon payment of $10,940 that is payable together with the respective last installments.

33. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance the term loans discussed in Notes 11.A.3, 11.A.9, 11.A.10, to refinance the term loans discussed in Notes 11.A.12 and 11.A.19, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of the four vessels under the finance leases discussed in Note 12 and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of December 31, 2023, the aggregate outstanding balance of $376,857 is repayable in 14 variable quarterly installments, from March 2024 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

34. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance the term loan discussed in Note 11.A.14. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. As of December 31, 2023, the outstanding balance of $33,000 is repayable in 11 equal quarterly installments of $3,000, from March 2024 to September 2026.

35. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance the term loan discussed in Note 11.A.7. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of December 31, 2023, the outstanding balance of each tranche of $37,312.5 is repayable in 28 equal quarterly installments of $1,296.9, from February 2024 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

36. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance the term loans discussed in Notes 11.A.23 and 11.A.27. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. As of December 31, 2023, the aggregate outstanding balance of $26,045 is repayable in 20 variable quarterly installments, from February 2024 to November 2028 with an aggregate balloon payment of $6,273.8 that is payable together with the respective last installment.

37. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance the term loans discussed in Notes 11.A.2, 11.A.4, 11.A.5, 11.A.6 and 11.A.15 and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of December 31, 2023, the aggregate outstanding balance of $260,630 is repayable in variable quarterly installments, from March 2024 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

38. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance the term loans discussed in Notes 11.A.23 11.A.27 and 11.A.31. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. As of December 31, 2023, the aggregate outstanding balance of $101,065 is repayable in variable quarterly installments, from January 2024 to September 2029 with an aggregate balloon payment of $39,948.2 that is payable together with the respective last installments. As of December 31, 2023, the vessels Adventure and Manzanillo were classified as “Vessels held for sale” (Note 7) and the aggregate outstanding amount of $9,856.4 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet (Note 25(c)).

39. At the time that the Company obtained control in NML (Note 1) that took place during the year ended December 31, 2023, an NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. As of December 31, 2023, the outstanding balance of $5,995 is repayable in nine variable quarterly installments, from February 2024 to February 2026 with an aggregate balloon payment of $900 that is payable together with the respective last installment.

40. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance the term loans discussed in Notes 11.A.10 and 11.A.21. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of December 31, 2023, the outstanding balance of $64,000 is repayable in 22 equal quarterly installments of $2,500, from January 2024 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

41. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance the term loans discussed in Notes 11.A.9 and 11.A.13. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of December 31, 2023, the outstanding balance of Tranche A of $13,160.6 is repayable in 18 equal quarterly installments of $513.2, from February 2024 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of December 31, 2023, the outstanding balance of Tranche B of $9,256.4 is repayable in 18 equal quarterly installments of $361.8, from February 2024 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

42. On June 19, 2023, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Cron Marine Corp., Kinsley Marine Corp., Laudio Marine Corp., Nailstone Marine Corp., Oldstone Marine Corp., Pomar Marine Corp., Ravenstone Marine Corp., Rocester Marine Corp., Silkstone Marine Corp., Snarestone Marine Corp. and Sweptstone Marine Corp. signed a loan agreement with a bank for an amount of up to $150,000 in order to refinance the term loans discussed in Notes 11.A.24 and 11.A.29, as well as the acquisition of further vessels. On June 20, 2023, the amount of $65,779 was drawn down. As of December 31, 2023, the aggregate outstanding balance of $63,312 is repayable in 22 variable quarterly installments, from March 2024 to June 2029 with an aggregate balloon payment of $36,172 that is payable together with the respective last installments. The undrawn balance of the loan as of December 31, 2023 is $84,221, available for drawdown until December 31, 2025.

43. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance  four sale and leaseback arrangements that they have entered into. As of December 31, 2023, the outstanding balance of $34,920 is repayable in 19 variable quarterly installments, from January 2024 to July 2028 with an aggregate balloon payment of $14,400 that is payable together with the respective last installment.

44. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance  two sale and leaseback arrangements that they have entered into. As of December 31, 2023, the aggregate outstanding balance of $18,460 is repayable in 18 equal quarterly installments of $520, from January 2024 to April 2028 with an aggregate balloon payment of $9,100 that is payable together with the respective last installment.

45. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the vessel Arya (Note 7) as well as the acquisition of further vessels. On December 7, 2023, the amount of $12,000 was drawn. As of December 31, 2023, the outstanding balance of $12,000 is repayable in 24 equal quarterly installments of $272.7, from March 2024 to December 2029 with a balloon payment of $5,454.5 that is payable together with the respective last installment. The undrawn balance of the loan as of December 31, 2023 is $48,000, available for drawdown until June 1, 2025.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 11.A.28, 11.A.33, 11.A.37 and 11.A.41 and the loan discussed in Note 11.A.17 which bears a fixed rate) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 11.A.28, 11.A.33, 11.A.37 and 11.A.41), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125% in all loans excluding one for which it is 140%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2021 amounted to $465, in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2021 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of December 31, 2023 and following the delivery of the five newbuilds (Note 7), the aggregate outstanding amount of their financing arrangements is repayable in various installments from January 2024 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the year ended December 31, 2023, the interest expense incurred amounted to $16,957, in aggregate, ($17,821 for the year ended December 31, 2022 and $16,715 for the year ended December 31, 2021) and is included in Interest and finance costs in the accompanying 2023 consolidated statement of operations.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). After that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels, are included in the consolidation. On November 12, 2018, the Company also undertook the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 11.A.33, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton (Note 7). As at December 31, 2023, the aggregate outstanding amount of the four financing arrangements is repayable in various installments from February 2024 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2023, the interest expense incurred amounted to $12,511 ($15,329 for the year ended December 31, 2022 and $18,807 for the year ended December 31, 2021), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of operations.

As of December 31, 2023, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $632,892.

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

As of December 31, 2023, the outstanding balance of the bond amounted to $110,500. For the year ended December 31, 2023, the interest expense incurred amounted to $2,962 ($2,866 for the year ended December 31, 2022 and $1,896 for the year ended December 31, 2021) and is included in Interest and finance costs in the accompanying consolidated statements of operations.

The annual repayments under the Term Loans, Other Financing Arrangements and Bond loan after December 31, 2023, giving effect to the prepayment of the term loans discussed in Notes 11.A.25 and 11.A.38, are in the aggregate as follows:

Year ending December 31,	Amount
2024	$352,140
2025	320,084
2026	448,505
2027	348,046
2028	350,563
2029 and thereafter	545,745
Total	$2,365,083

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2021, 2022 and 2023, was in the range 1.82% - 4.80%, 2.99% - 7.47% and 2.64% - 9.00%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2021, 2022 and 2023, was 3.3%, 4.9% and 5.1%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 20 and 22) and capitalized interest for the years ended December 31, 2021, 2022 and 2023, amounted to $74,017, $104,613 and $129,247, respectively. Of the above amounts, $73,552, $104,613 and $129,247, are included in Interest and finance costs in the accompanying consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively, whereas in 2021, an amount of $465 was capitalized.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2022	$25,716
Additions	7,347
Amortization and write-off	(10,255)
Transfers and other movements	105
Balance, December 31, 2022	$22,913
Additions	4,075
Amortization and write-off	(8,125)
Balance, December 31, 2023	$18,863
Less: Current portion of financing costs	(5,113)
Financing costs, non-current portion	$13,750

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 20).

12. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities: On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the container vessels MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026. On May 12, 2022, Jodie Shipping Co. and Kayley Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the MSC Athens and the MSC Athos (Note 11.A.33). On June 8, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date, the Company derecognized the right-of-use assets regarding those vessels amounting to $152,982 and recognized vessels owned with the same amount within Vessels and advances, net.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the container vessels Leonidio and Kyparissia. On May 12, 2022, Simone Shipping Co. and Plange Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the Leonidio and the Kyparissia (Note 11.A.33). On June 15, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date, the Company derecognized the right-of-use assets regarding those vessels amounting to $34,924 and recognized vessels owned with the same amount within Vessels and advances, net.

On May 12, 2023, the Company (Note 10) entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. As of December 31, 2023, the outstanding amount of the finance lease liability bears fixed interest and is repayable in various installments from January 2024 to April 2025 and a balloon payment of $23,113, payable together with the last installment.

The depreciation with respect to the right-of-use assets under finance lease, charged during the years ended December 31, 2021, 2022 and 2023, amounted to $7,489, $3,284 and $817, respectively, and is included in Depreciation in the accompanying consolidated statements of operations. As of December 31, 2023 and 2022, the carrying value of the right-of-use assets under finance lease amounted to $39,211 and nil, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheet.

Total interest expenses incurred on finance leases, for the years ended December 31, 2021, 2022 and 2023, amounted to $4,661, $2,109 and $950, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of operations.

The annual lease payments under the finance lease after December 31, 2023 are in the aggregate as follows:

12-month period ending December 31,	Amount
2024	$4,189
2025	24,280
Total	$28,469
Less: Discount	(1,908)
Total finance lease liability	$26,561

The total finance lease liabilities, are presented in the accompanying December 31, 2022 and 2023 consolidated balance sheet as follows:

	December 31, 2022	December 31, 2023
Finance lease liabilities – current	$-	$2,684
Finance lease liabilities – non-current	-	23,877
Total	$-	$26,561

(b) Investments in leaseback vessels:

At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $6,916 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement has been fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $13,479 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $5,940 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $11,219 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $11,314 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $9,290 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $8,442 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $9,547 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $9,645 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $9,645 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $9,645 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $12,489 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $12,489 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $8,218 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $13,705 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $8,276 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $7,822 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $11,853 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bearinterest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $11,557 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $7,260 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $6,389 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was $13,896 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

(c)  Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases and on their commencement dates an aggregate gain of $29,579 was recognized and is included in Gain on sale of vessels, net in the accompanying consolidated statements of operations.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:
December 31, 2023
Lease receivable	$41,901
Unguaranteed residual value	201
Net investment in sales-type lease vessels	$42,102

Net investment in sales-type lease vessels, current	(22,620)
Net investment in sales-type lease vessels, non-current	$19,482

During the year ended December 31, 2023, the interest income relating to the net investment in sale-type leases amounted to $41,299 and is included in Voyage revenue in the accompanying consolidated statements of operations. The following table presents a maturity analysis of the lease payments on sales-type leases over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at December 31, 2023.

12-month period ending December 31,	Amount
2024	$65,811
2025	24,541
2026	6,038
2027	4,193
2028	3,154
Total undiscounted cash flows	$103,737
Present value of lease payments*	$41,901

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.
13. Operating lease Right-of-Use Assets and Liabilities:

During the year ended December 31, 2023, CBI chartered-in 72 third-party vessels on short/medium/long term period charters. The carrying value of the operating lease liabilities and corresponding right-of-use assets recognized in connection with the time charter-in vessel arrangements as of December 31, 2023 amounted to $275,056. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that have commenced during the year ended December 31, 2023, the Company used incremental borrowing rates ranging between 5.20% and 7.07% and the respective weighted average remaining lease term as of December 31, 2023 was 2.06 years. The payments required to be made after December 31, 2023, for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

12-month period ending December 31,	Amount
2024	$170,079
2025	79,530
2026	50,608
Total	$300,217
Discount based on incremental borrowing rate	(25,161)
Operating lease liabilities, including current portion	$275,056

14. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2022 and 2023, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2022, the net accrued charter revenue, totaling ($20,349), comprises of $10,885 separately reflected in Current assets, $11,627 separately reflected in Non-current assets, and ($42,861) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2022 balance sheet. As at December 31, 2023, the net accrued charter revenue, totaling ($23,642), comprises of $9,752 separately reflected in Current assets, $10,937 separately reflected in Non-current assets, and ($44,331) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2023 balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2024	$(7,292)
2025	(8,081)
2026	(8,082)
2027	(187)
Total	$(23,642)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2022 and 2023, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 10, with charter party assumed at value below its fair market value at the date of delivery of the vessel. During the year ended December 31, 2023, the amortization of the liability amounted to $510, (nil and $621 for the years ended December 31, 2022 and 2021, respectively) and is included in Voyage revenue in the accompanying consolidated statement of operations.

	December 31, 2022	December 31, 2023
Hires collected in advance	$16,906	$34,258
Charter revenue resulting from varying charter rates	42,861	44,331
Unamortized balance of charters assumed	-	940
Total	$59,767	$79,529
Less current portion	(25,227)	(52,177)
Non-current portion	$34,540	$27,352

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Arkadia (Notes 7 and 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2022 and 2023, the aggregate balance of time charter assumed (current and non-current) was $667 and $674, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2021, 2022 and 2023, the amortization expense of Time-charter assumed amounted to $197, $198 and $313, respectively, and is included in Voyage revenue in the accompanying consolidated statements of operations.

15. Commitments and Contingencies

a) Time charters: As of December 31, 2023, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2024	$1,037,731
2025	671,396
2026	388,273
2027	214,211
2028	198,783
2029 and thereafter	315,556
Total	$2,825,950

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at December 31, 2023, but excludes the time charter arrangements of: 12 dry bulk vessels in operation for which their time charter rate is index-linked, three vessels in pool agreements, one dry bulk vessel for which the Company had not secured employment as of December 31, 2023 and 43 voyages for which their rate is index-linked. These arrangements as at December 31, 2023, have remaining terms of up to 92 months.

(b) Charter-in commitments: The Company had no charter-in commitments as of December 31, 2023.

(c) Capital Commitments: As of December 31, 2023, the Company had outstanding equity commitments  (i) of $21.8 million in relation to the acquisition cost of one secondhand dry bulk vessel (Note 7), of which approximately $16.4 million will be financed through an existing hunting license facility and (ii) of up to $103.1 million, in relation to the acquisition of five vessels through NML from third party shipowners (sellers) under sale and bareboat agreements, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

(d) Debt guarantees with respect to entities formed under the Framework Deed: As of December 31, 2023 and following the transaction with York discussed in Notes 7 and 12, Costamare does not guarantee any loan with respect to entities formed under the Framework Deed.

(e) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

A subsidiary of the Company and Costamare Shipping are defendants and third-party defendants to lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California. The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”). The claimants in the lawsuit allege that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleges that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.

In February 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve a putative class action claim for economic losses and property damage allegedly incurred by individuals and businesses affected by the oil spill.  Further, the Company’s subsidiary, together with the other containership company, reached agreements in February and April 2023 with various other parties that were actively asserting claims related to the oil spill, including having reached agreements to resolve claims asserted by Amplify and subrogation claims that were asserted by or could be asserted by a number of Amplify’s insurers relating to property damage, loss of production, and liabilities triggered by the discharge of oil from Amplify’s pipeline.  In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping have admitted liability. The payments that were required under these settlement agreements will be fully covered by insurance.

One claimant—the Pacific Airshow LLC—is continuing to pursue claims against the Company’s subsidiary, as well as the other containership company, for alleged losses relating to the cancellation of one day of the 2021 Pacific Airshow.  The United States Court for the Central District of California ruled that the Pacific Airshow LLC’s claim against the Company’s subsidiary was barred by the terms of the settlement the Company’s subsidiary reached in connection with the putative class action claim.  The Pacific Airshow LLC has appealed that ruling to the Ninth Circuit, and that appeal is pending.  The Company believes that adequate insurance is in place to cover any liability from this claim and from any other claim, if any should arise, relating to the oil spill that are pursued against the Company’s subsidiary.

On December 22, 2023, the California Department of Fish and Wildlife’s Office of Spill Prevention and Response issued a notice of violation to the Company’s subsidiary and Costamare Shipping alleging that they violated California Government Code sections 8670.20 and 8670.25.5(a)(1), which relate to notification of vessel disability or reporting of discharge or threatened discharge of oil and seeking civil administrative penalties. The Company is disputing the alleged violations.

16. Redeemable Non-controlling Interest

In 2022, the Company, participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750.

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (Note 3(f)) (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant employer and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third party; and (d) if no third party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of December 31, 2023, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted for the portion of comprehensive income / (loss) of the period and the effect of the capital increases performed by the holders of non-controlling interest into the period. The changes to redeemable non-controlling interest in subsidiary during the years ended December 31, 2022 and 2023, were as follows:

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, January 1, 2022	$-
Initial redeemable non-controlling interest in subsidiary	3,750
Net loss attributable to redeemable non-controlling interest	(263)
Balance, December 31, 2022	$3,487
Capital increase in non-controlling interest	3,750
Net loss attributable to redeemable non-controlling interest	(6,608)
Balance, December 31, 2023	$629

17. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2022 and 2023, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2023.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2022, the Company issued 2,454,909 shares, at par value of $0.0001 to its common stockholders, at an average price of $12.3142 per share. During the year ended December 31, 2023, the Company issued 1,742,320 shares at par value of $0.0001 to its common stockholders, at an average price of $9.3669 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. As of December 31, 2021, no common shares had been repurchased under the share repurchase program. During the year ended December 31, 2022, the Company repurchased, under the share repurchase program, 4,736,702 common shares at an aggregate cost of $60,095. During the year ended December 31, 2023, the Company repurchased, under the share repurchase program, 6,267,808 common shares at an aggregate cost of $60,000.

As of December 31, 2023, the aggregate issued share capital was 129,379,133 common shares at par value of $0.0001. As of December 31, 2023 the issued share capital outstanding after deducting the treasury stock repurchased was 118,374,623 common shares.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3), (iv) the difference between the par value of the shares issued under the Plan and (v) in cases where capital increase take place in a subsidiary through shares issuance, the difference between the cash contributed from the non-controlling interests and the share of subsidiary’s equity acquired from the non-controlling interests.

(c) Dividends declared and / or paid: During the year ended December 31, 2021, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $9,342 in cash and issued 362,866 shares pursuant to the Plan for the fourth quarter of 2020 and (ii) $9,360 in cash and issued 275,457 shares pursuant to the Plan for the first quarter of 2021 and for the second and third quarters of 2021, the Company declared and paid $0.115 per common share to its common stockholders and, after accounting for shareholders participating in the Plan, the Company paid (iii) $10,755 in cash and issued 322,274 shares pursuant to the Plan for the second quarter of 2021 and (iv) $10,738 in cash and issued 265,469 shares pursuant to the Plan for the third quarter of 2021. During the year ended December 31, 2022, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,745 in cash and issued 274,939 shares pursuant to the Plan for the fourth quarter of 2021, (ii) $0.615 per common share and, after accounting for shareholders participating in the Plan, the Company paid $57,479 in cash and issued 1,420,709 shares pursuant to the Plan for the first quarter of 2022 and for the second and third quarters of 2022, the Company declared and paid $0.115 per common share to its common stockholders and, after accounting for shareholders participating in the Plan, the Company paid (iii) $10,250 in cash and issued 330,961 shares pursuant to the Plan for the second quarter of 2022 and (iv) $10,006 in cash and issued 428,300 shares pursuant to the Plan for the third quarter of 2022. During the year ended December 31, 2023, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,219 in cash and issued 384,177 shares pursuant to the Plan for the fourth quarter of 2022, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,043 in cash and issued 498,030 shares pursuant to the Plan for the first quarter of 2023 and (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,511 in cash and issued 380,399 shares pursuant to the Plan for the second quarter of 2023 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,313 in cash and issued 479,714 shares pursuant to the Plan for the third quarter of 2023.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2020 to January 14, 2021, (ii) $939, or $0.476563 per share for the period from January 15, 2021 to April 14, 2021, (iii) $939, or $0.476563 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $939, or $0.476563 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2021 to January 14, 2022, (ii) $939, or $0.476563 per share for the period from January 15, 2022 to April 14, 2022, (iii) $939, or $0.476563 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $939, or $0.476563 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2022 to January 14, 2023, (ii) $939, or $0.476563 per share for the period from January 15, 2023 to April 14, 2023, (iii) $939, or $0.476563 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $939, or $0.476563 per share, for the period from July 15, 2023 to October 14, 2023.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2020 to January 14, 2021, (ii) $2,111, or $0.531250 per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,111, or $0.531250 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,111, or $0.531250 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2023 to October 14, 2023.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2020 to January 14, 2021, (ii) $2,180, or $0.546875 per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,180, or $0.546875 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,180, or $0.546875 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2023 to October 14, 2023.

During the year ended December 31, 2021, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2020 to January 14, 2021, (ii) $2,537, or $0.554688 per share for the period from January 15, 2021 to April 14, 2021, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2021 to July 14, 2021 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2021 to October 14, 2021. During the year ended December 31, 2022, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,537, or $0.554688 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,537, or $0.554688 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2023 to October 14, 2023.

18. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the years ended December 31, 2021, 2022 and 2023, amounted to $31,068.

	For the year ended December 31,
	2021	2022	2023
	Basic EPS	Basic EPS	Basic EPS
Net income	$435,121	$554,692	$381,019
Less: Net loss attributable to non-controlling interest in subsidiaries	-	263	4,730
Net income attributable to Costamare Inc.	435,121	554,955	385,749
Less: paid and accrued earnings allocated to Preferred Stock	(31,068)	(31,068)	(31,068)
Net income available to common stockholders	$404,053	$523,887	$354,681
Weighted average number of common shares, basic and diluted	123,070,730	122,964,358	120,299,172
Earnings per common share, basic and diluted	$3.28	$4.26	$2.95

19. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the years ended December 31, 2021, 2022 and 2023:

For the year ended December 31, 2021
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$678,292	$115,347	$-	$793,639
Total	$678,292	$115,347	$-	$793,639

For the year ended December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$797,392	$313,276	$-	$1,110,668
Voyage charters and Contracts of Affreightment	-	2,824	367	3,191
Total	$797,392	$316,100	$367	$1,113,859

For the year ended December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$839,374	$151,137	$77,683	$1,068,194
Voyage charters and Contracts of Affreightment	-	4,755	429,542	434,297
Total	$839,374	$155,892	$507,225	$1,502,491

20. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of operations are as follows:

	For the year ended December 31,
	2021	2022	2023
Interest expense	$72,261	$107,205	$152,123
Interest capitalized	(465)	-	-
Derivatives’ effect	6,417	(483)	(22,876)
Amortization and write-off of financing costs	6,520	10,255	8,125
Amortization of excluded component related to cash flow hedges	-	1,286	4,354
Bank charges and other financing costs	1,314	3,970	2,703
Total	$86,047	$122,233	$144,429

21. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations. The Company believes that its subsidiaries that are engaged in the dry bulk operating platform business and in the sale and leaseback business are not subject to tax on their income in their respective countries of incorporation.

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

22. Derivatives:

(a) Interest rate and Cross-currency swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR or SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments.

During the year ended December 31, 2022, the Company entered into a series of eight interest rate cap agreements with a facility counterparty relating to the loan discussed in Note 11.A.22, with a total notional amount of $54,784 to limit the maximum interest rate on the variable-rate debt of the mentioned loan and limit exposure to interest rate variability when three-month LIBOR exceeds 1.50%. Furthermore, during the same period, the Company entered into a series of 12 interest rate cap agreements with other counterparties relating to the loans discussed in Notes 11.A.5, 11.A.20, 11.A.24, 11.A.25, 11.A.28, 11.A.29 and 11.A.33, with a total notional amount of $562,285 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month LIBOR or SOFR exceeds 3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the loans discussed in Notes 11.A.5, 11.A.20, 11.A.22, 11.A.24, 11.A.25, 11.A.28, 11.A.29 and 11.A.33. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $12,948 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from July 2024 to January 2028. The fair value of these interest rate cap derivative instruments outstanding as of December 31, 2022 amounted to an asset of $24,939, and is included in the Fair value of derivatives current and non-current in the accompanying December 31, 2022 consolidated balance sheet.

During the year ended December 31, 2023, the Company entered into four interest rate cap agreements with a facility counterparty relating to the loans discussed in Notes 11.A.20, 11.A.33 and 11.A.42, with an aggregate notional amount of $333,727 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.53%-3.50%. In addition, during the same period, the Company entered into two interest rate cap agreements with a facility counterparty relating to the loans discussed in Note 11.A.37 and Note 11.A.25, with an aggregate notional amount of $310,646 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.74%-3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the respective loans. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $21,062 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from 2024 to 2029.

Furthermore, during the year ended December 31, 2023, the Company entered into an interest rate swap agreement with notional amount of $45,231, which met hedge accounting criteria according to ASC 815 related to the loan discussed in Note 11.A.17.

During the year ended December 31, 2023, the Company terminated the interest rate caps related to the loans discussed in Notes 11.A.5, 11.A.20, 11.A.22, 11.A.24, 11.A.25 and 11.A.29 and received the aggregate amount of $9,566, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2023 consolidated statement of operations. Additionally, the Company terminated three interest rate swaps relating to the loan discussed in Note 11.A.6 and received the amount of $7,597 in aggregate, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2023 consolidated statement of operations.

The fair value of the interest rate cap derivative instruments outstanding as of December 31, 2023 amounted to an asset of $26,417 ($24,939 as of December 31, 2022), and is included in the Fair value of derivatives current and non-current in the accompanying December 31, 2023 consolidated balance sheet.

During the year ended December 31, 2022, the Company entered into two interest rate swap agreements with an aggregate notional amount of $85,000, which both met hedge accounting criteria according to ASC 815.

Furthermore, during the year ended December 31, 2021, the Company entered into two cross-currency swap agreements, which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 11(c)), in order to hedge its exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging Instruments for accounting purposes. As of December 31, 2023, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value December 31, 2023 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(5,877)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(5,756)
Total fair value						$(11,633)

At December 31, 2022 and 2023, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $1,094,930 and $1,260,171 respectively. The fair value of these derivatives outstanding as at December 31, 2022 and 2023 amounted to a net asset of $44,918 and a net asset of $35,475, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between July 2024 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap, cross-currency rate swap and interest rate cap amounts to $20,405.

(b) Interest rate swaps/ interest rate caps/ cross currency swaps that do not meet the criteria for hedge accounting: As of December 31, 2023, the Company did not hold any interest rate swaps or interest rate caps or cross currency swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of December 31, 2023, the Company holds 24 Euro/U.S. dollar forward agreements totaling $78,600 at an average forward rate of Euro/U.S. dollar 1.0730, expiring in monthly intervals up to December 2025.

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

The total change of forward contracts fair value for the year ended December 31, 2023, was a gain of $1,151 (loss of $866 for the year ended December 31, 2021 and gain of $2,784 for the year ended December 31, 2022) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of operations. The fair value of the forward contracts as at December 31, 2022 and December 31, 2023, amounted to an asset of $2,379 and an asset of $3,529, respectively.

(d) Forward Freight Agreements (“FFAs”) and Bunker swap agreements: As of December 31, 2023, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. As of December 31, 2022, the Company had one bunker swap agreement, which does not qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2022 and 2023 amounted to a liability of $12 and a net liability of $2,510, respectively.

As of December 31, 2023, the Company had a series of FFAs, none of which qualify for hedge accounting. As of December 31, 2022, the Company had six FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2022 and 2023 amounted to an asset of $108 and an asset of $11,211, respectively. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2023, the Company deposited cash collateral related to its FFA derivative instruments and bunker swaps of $13,748, which is recorded within margin deposits in the accompanying consolidated balance sheet. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded. The following tables present, as of December 31, 2023, gross and net derivative assets and liabilities by contract type:

	Derivatives Assets-Current	Derivatives Assets-Non-Current
FFAs*	$30,404	$2,758
Bunker swaps	101	-
Interest rate swaps	7,827	12,864
Interest rate caps	14,716	11,701
Forward currency contracts	1,873	1,656
Total gross derivative contracts	$54,921	$28,979

Amounts offset
Counterparty netting*	(21,611)	(340)
Total derivative assets, December 31, 2023	$33,310	$28,639

	Derivatives Liabilities-Current	Derivatives Liabilities-Non- Current
FFAs*	$(21,611)	$(340)
Bunker swaps	(912)	(1,699)
Cross-currency rate swaps	(2,138)	(9,495)
Total gross derivative contracts	$(24,661)	$(11,534)

Amounts offset
Counterparty netting*	21,611	340
Total derivative liabilities, December 31, 2023	$(3,050)	$(11,194)
*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments.

The Effect of Derivative Instruments for the years ended
December 31, 2021, 2022 and 2023
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2021	2022	2023
Interest rate swaps and cross-currency swaps	$(754)	$36,591	$3,385
Interest rate caps (included component)	-	4,495	6,629
Interest rate caps (excluded component) (1)	-	6,700	(16,589)
Reclassification to Interest and finance costs	6,417	(483)	(22,876)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	-	1,286	4,354
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	63	63	63
Total	$5,726	$48,652	$(25,034)

(1) Excluded component represents interest rate caps instruments time value.

Derivatives Not Designated as Hedging Instruments under ASC 815
Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net		Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2021	2022	2023
Interest rate swaps / caps	Gain / (loss) on derivative instruments, net	$(380)	$(182)	$12,207
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	-	108	5,420
Bunker swap agreements	Gain / (loss) on derivative instruments, net	-	(12)	(1,490)
Forward currency contracts	Gain / (loss) on derivative instruments, net	(866)	2,784	1,151
Total		$(1,246)	$2,698	$17,288

23. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), equity method investments, net investment in sales type leases, investment in leaseback vessels (Note 12 (b)) and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.17, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10) and 12(b)(12), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FFAs and the bunker swap agreements discussed in Note 22 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B determined through Level 2 of the fair value hierarchy as of December 31, 2023, amounted to $575,297 in the aggregate ($600,416 in the aggregate at December 31, 2022). The fair value of the term loan with fixed interest rates discussed in Note 11.A.17, determined through Level 2 of the fair value hierarchy as of December 31, 2023, amounted to $108,890 ($116,311 at December 31, 2022). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10) and 12(b)(12) determined through Level 2 of the fair value hierarchy as of December 31, 2023, amounted to $54,186. The fair value of the Company’s other financing arrangements (Note 11.B) and the term loan with fixed interest rates discussed in Note 11.A.17 and investment in leaseback vessels discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10) and 12(b)(12), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 22(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2022 and 2023, the fair value of these derivative instruments in aggregate amounted to a net asset of $44,918 and a net asset of $35,475, respectively.

The fair value of the forward currency contracts discussed in Note 22(c) and the forward freight agreements and bunker swap agreements discussed in Note 22(d) determined through Level 2 of the fair value hierarchy as at December 31, 2022 and December 31, 2023, amounted to a net asset of $2,475 and a net asset of $12,230, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at December 31, 2023, amounted to $106,633 ($102,394 at December 31, 2022).

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$2,379	$-	$2,379	$-
Forward Freight Agreements-asset position	108		108
Bunker swap agreements-liability position	(12)		(12)
Interest rate swaps-asset position	35,877	-	35,877	-
Interest rate caps-asset position	24,939	-	24,939	-
Cross-currency rate swaps-liability position	(15,898)	-	(15,898)	-
Total	$47,393	$-	$47,393	$-

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$3,529	$-	$3,529	$-
Forward Freight Agreements-asset position	11,210	-	11,210	-
Bunker swap agreements-liability position	(2,509)	-	(2,509)	-
Interest rate swaps-asset position	20,691	-	20,691	-
Interest rate caps-asset position	26,417	-	26,417	-
Cross-currency rate swaps-liability position	(11,633)	-	(11,633)	-
Total	$47,705	$-	$47,705	$-

Assets measured at fair value on a non-recurring basis:

During the year ended December 31, 2022, the Company recorded an impairment loss of $1,691 (Note 7) for four of its dry bulk vessels as their future undiscounted net operating cash flows were less than their carrying amount. The fair value of the dry bulk vessels was determined through Level 2 inputs of the fair value hierarchy.

During the year ended December 31, 2023, the Company recorded an impairment loss of $434 (Note 7) for two of its dry bulk vessels as their future undiscounted net operating cash flows were less than their carrying amount. The fair value of the dry bulk vessels was determined through Level 2 inputs of the fair value hierarchy.

24. Comprehensive Income:

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

During the year ended December 31, 2023, Accumulated other comprehensive income decreased with net losses of $25,034 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $7,000), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $22,876), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $425), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $4,354) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

25. Subsequent Events:

(a)
Declaration and payment of dividends (common stock): On January 2, 2024, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 7, 2024, to holders of record of common stock as of January 22, 2024.

(b)
Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On January 2, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on January 16, 2024 to holders of record as of January 12, 2024.

(c)
Vessels’ sale: On January 23, 2024, based on a Memorandum of Agreement the Company entered into on January 11, 2024, the dry bulk vessel Progress was delivered to her buyers (Note 7) and, at the same date, based on a Memorandum of Agreement the Company entered into on December 18, 2023, the dry bulk vessel Manzanillo was delivered to her buyers (Note 7). On January 10, 2024, pursuant to the sale of the vessels Progress and Manzanillo, the Company prepaid the amounts of $5,797 and $5,128, related to the term loans discussed in Notes 11.A.25 and 11.A.38, respectively. On February 7, 2024, based on a Memorandum of Agreement the Company entered into on December 14, 2023, the dry bulk vessel Konstantinos was delivered to her buyers (Note 7). On February 1, 2024, pursuant to the sale of the vessel Konstantinos, the Company prepaid the amount of $5,400 related to the term loan discussed in Note 11.A.25. On January 29, 2024, the Company agreed to sell the dry bulk vessel Merida, which was delivered to her buyers on March 6, 2024. On February 28, 2024, pursuant to the sale of the vessel Merida, the Company prepaid the amount of $6,125 related to the term loan discussed in Note 11.A.38.  On February 7, 2024, the Company agreed to sell the dry bulk vessels Pegasus and Alliance, which were delivered to their buyers in the first quarter of 2024. On February 27, 2024, pursuant to the sale of the vessels Pegasus and Alliance, the Company prepaid the amounts of $5,844 and $4,788 related to the term loans discussed in Notes 11.A.22 and 11.A.25, respectively.

(d)	Vessel acquisition: On February 7, 2024, the Company took delivery of the secondhand dry bulk vessel Iron Miracle (tbr Miracle) (Note 7).
(e)
Investment in leaseback vessels: In February 2024, NML acquired one dry-bulk vessel for $14,600 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. In February 2024, NML acquired one dry-bulk vessel for $6,325 (Note 15(c)(ii)) and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin.

Furthermore, in the first quarter of 2024, NML signed commitment letters, subject to final documentation, with third party shipowners (sellers) to acquire two vessels under sale and bareboat agreements, under which the vessels will be chartered back to the sellers under bareboat charter agreements, for an amount of up to $32.5 million.

In addition, in the first quarter of  2024, 11 NML subsidiaries entered into seven loan agreements to finance 11 sale and leaseback arrangements that they have entered into. During the first quarter of 2024, the amount of $95,095, in aggregate, was drawn down.