Form 20-F
period 2024-12-31
Costamare Inc.
filed 2025-02-20
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

119,954,433 shares of Common Stock
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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards^ provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•
“Costamare”, the “Company”, “we”, “our”, “us” or similar terms are used for convenience to refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), the 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Preferred Stock”) or the context otherwise indicates, they refer specifically to Costamare Inc.;

•	currency amounts in this annual report are in U.S. dollars; and

•	all data regarding our fleet and the terms of our charters is as of February 12, 2025.

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

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership and dry bulk shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter on favorable terms our vessels upon the expiry of existing charters;

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•
risks related to our dry bulk operating platform, including uncertainty related to the introduction of a new line of business for the Company, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and risks associated with derivative instruments such as forward freight agreements and bunker hedging;

•	risks related to our leasing business, including uncertainty related to the introduction of a new line of business for the Company, as well as exposure to new financial, counterparty and legal risks;

•	the effects of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions and economic uncertainty resulting from epidemics or pandemics;

•	business disruptions due to natural disasters or other disasters outside our control;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements in the design, construction and operations of containerships and dry bulk vessels and opportunities for the profitable operations of our vessels;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;

•
future, pending or recent acquisitions of vessels or other assets, the recent commencement of operations of our dry bulk platform, our business strategy, areas of possible expansion and expected capital spending or operating expenses, including the recent investment in a leasing business;

•	expectations relating to dividend payments and our ability to make such payments;

•	the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements, fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•
expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;

•	potential liability from current or future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.          Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factor Summary

Industry Risks

•	Our profitability will be dependent on the level of charter and freight rates in the international shipping industry which are based on macroeconomic factors outside of our control;

•	The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss;

•
The international dry bulk industry is highly competitive, and we may be unable to compete successfully for charters on favorable terms with established companies or new entrants that may have greater resources and access to capital;

•	The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends;

•
Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows; and

•
An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Risks Inherent in Our Business

•
Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings;

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;

•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;

•	The increased volatility of our dry bulk operating platform may have a material adverse effect on our earnings and cash flow;

•
Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position;

•	Our investment in the leasing business exposes us to financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs;

•	Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders;

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our stockholders;

•
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices and freight rates can result in reductions in our stockholders’ equity as well as reductions in our income;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income;

•	Our business depends upon certain members of our senior management who may not necessarily continue to work for us;

•
Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest;

•	Our managers are privately held companies and there is little or no publicly available information about them; and

•
Being active in multiple lines of business, including managing multiple fleets, requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Risks Relating to Our Securities

•	The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline;

•	Investors may view our having multiple lines of business, including ownership of multiple fleets, negatively, which may decrease the trading price of our securities;

•	Holders of Preferred Stock have extremely limited voting rights; and

•
Members of the Konstantakopoulos family are our principal existing stockholders and will effectively be able to control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Industry Risks

Our profitability will be dependent on the level of charter and freight rates in the international shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.

The ocean-going shipping industry is both cyclical and volatile in terms of charter rates, freight rates and profitability. Our profitability is dependent upon the charter rates we are able to charge for our ships. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the consumer goods and major commodities carried by water internationally. We are exposed to changes in charter rates in both the containership and dry bulk markets through both traditional vessel ownership as well as our dry bulk operating platform.

Since the factors affecting the supply of and demand for containership and dry bulk vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would adversely affect our profitability and cash flows and could decrease the value of our fleet.

The demand for containerships and dry bulk vessels has generally been influenced by, among other factors:

•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;

•	economic slowdowns caused by public health events such as the coronavirus (“COVID-19”) pandemic or another epidemic;

•	natural disasters, developments and other disruptions in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership and dry bulk vessel capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the cost of newbuildings and the time it takes to construct a newbuild;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrap prices and the time it takes to scrap a vessel;

•	speed of vessel operation;

•	costs of bunkers and other operating costs;

•	vessel casualties;

•	the efficiency and age profile of the existing containership and dry bulk fleet in the market;

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;

•	the economics of slow steaming;

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and

•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).

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

During the year ended December 31, 2024, the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels, and three year time charter rates of 6,800 TEU to 9,000 TEU vessels that is published in the Container Intelligence Monthly, calculated on a monthly basis by Clarksons Research Services Limited (“Clarksons Research”) (based on $/TEU for 1993=100)) increased by 163%, from 67.4 points in December 2023 to 176.9 points in December 2024. The increase in charter rates is mainly attributable to a 5.4% increase in the volume of containers transported due to increased demand and a respective increase of 17.7% in TEU-miles mainly due to container vessels rerouting around southern Africa to avoid the Suez Canal. Although charter rates increased this year, charter rates have decreased before. For example, during the year ended December 31, 2023, the Containership Timecharter Rate Index decreased by 36.3% on average due to the decrease of seaborne transported container volumes and the normalization of seaborne supply chains. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

According to Clarksons Research, seaborne container trade (in terms of million TEU transported) grew by a compound annual growth rate of 2.6% per annum between 2015 (167.8 million TEU transported) and 2024 (211.6 million TEU transported). During this period, there have been two years, 2020 and 2022, at which seaborne container trade exhibited negative growth rates. More specifically, during 2020, volumes decreased by 1.6% due to the outbreak of COVID-19 and the respective supply chain inefficiencies it caused, whereas in 2022, volumes decreased by 3.6% following an increase of 6.4% in the previous year. Clarksons Research estimates an increase in seaborne container trade from 211.6 million TEU in 2024 to 217.6 million TEU in 2025. Furthermore, according to Clarksons Research, future supply as represented by the containership orderbook as of December 2024 amounted to 27.0% of the existing fleet capacity, higher than the respective percentage of 24.6% a year ago, representing one of the highest such percentages since 2011. Delivery of the vessels currently under construction may negatively affect time charter rates for both short- and long-term periods unless it coincides with an increase in the demand for seaborne transportation of container boxes.

We charter our dry bulk vessels primarily on short-term time charters, and therefore, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. Conditions in the international dry bulk shipping market can be volatile and cyclical and have varied significantly over the last decade. During 2022, mainly due to the conflict between Russia and Ukraine, the COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and time charter rates for Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively) dropped on average by 50% compared to 2021 levels. During 2023, the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors resulted in an increase of 57% in time charter rates for the aforementioned categories. During 2024, and especially in the second half of the year, time charter rates for dry bulk vessels exhibited a significant decline resulting in a decrease of 52% for the year. Weak or volatile conditions in the dry bulk shipping sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

An oversupply of containership or dry bulk vessel capacity may reduce charter rates and adversely affect our ability to charter our vessels at profitable rates or at all, which could have a material adverse effect on our financial condition and results of operations.

An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all. According to Clarksons Research, as of December 2024, the containership orderbook represented 27% of the existing fleet capacity, 74% of which was for vessels with carrying capacity in excess of 12,000 TEU.

The number of dry bulk vessels on order as a percentage of the dry bulk fleet in the water was at a level of 10.6% as of December 2024, but such number can quickly increase if multiple orders by industry participants and outside investors are placed. While the orderbook has consistently remained below or close to 10% since the beginning of 2020, dry bulk vessels older than 15 years represent 24% of all dry bulk vessels, which, coupled with stricter environmental regulations relating to fuel oil emissions, could lead to increased activity in newbuild orders for more fuel efficient vessels. If, due to an oversupply of dry bulk vessels, charter rates decline upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy or terrorist attacks including the Houthi seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

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

Containership and dry bulk vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which our vessels operate;

•	reduced demand for containerships or dry bulk vessels, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of vessel capacity;

•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;

•	the costs of building new vessels;

•	changes in technology which can render older vessels obsolete;

•	the relative environmental efficiency of the vessel, as compared to others in the markets in which our vessels operate;

•	whether the vessel is equipped with an exhaust gas scrubber or not; and

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

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs may be imposed by the second Trump administration on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

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

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The employment of our dry bulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. The level of imports to and exports from China could be adversely affected by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China or imports to China could cause a material adverse impact on our results of operations, financial condition and cash flows.

Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, armed conflicts as well as the threat of future attacks or the spreading of armed conflicts, continue to cause uncertainty and volatility in the world markets and may affect our business, results of operations and financial condition. The ongoing conflict between Russia and Ukraine, the ongoing conflict between Israel and Hamas and related conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea could disrupt supply chains, cause instability in the global economy and negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition.

The Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized. If there is a reduction in Houthi attacks and companies return to the Suez Canal and Red Sea, additional tonnage could be released to the market and may put downward pressure on rates. Events in the Israel-Hamas conflict and related conflicts in the Middle East have created additional concerns of disruption as the conflict has broadened and may further escalate. In addition, should the situation in the Middle East deescalate and liner companies gradually return to the Suez route, the release of tonnage could distort the current supply and demand dynamics. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could trigger a new refugee crisis, affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Downside risks to the world economy, international hostilities and trade friction which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. The current macroeconomic environment is also characterized by inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates in 2022 and 2023 and maintain them at a high level in 2024. Inflation and continued high interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the economic impact of and global response to the emergence of a pandemic crisis such as COVID-19 or future epidemics and ongoing wars may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

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

Further, we anticipate that a significant number of port calls made by our vessels will continue to involve the loading or unloading of cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Our financial and operating performance may be adversely affected by the continuation of COVID-19 or the occurrence of another epidemic and related governmental responses thereto.

Our business may be adversely affected by any new outbreaks of COVID-19 or occurrence of another epidemic that may emerge. The initial onset of COVID-19 introduced uncertainty into our operational and financial activities, resulting in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. We cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence of COVID-19 or occurrence of another epidemic, which may adversely affect global economic activity and could have a material adverse effect on our future business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels and our ability to pay dividends. The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics or a recession or market correction resulting from the spread of an epidemic could have a material adverse effect on our future financial and operating performance.

Risks Inherent in Our Business

Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.

As of February 12, 2025, we had no newbuild containerships under contract or any secondhand vessels that we had agreed to acquire, and all vessels we have agreed to acquire had been delivered, but we may contract for additional newbuild or secondhand vessels in the future. In 2022, we served notices of termination for eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard and we are currently in arbitration with the shipyard in connection with the terminations. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The expected delivery dates under any shipbuilding contracts or purchase agreements we may enter into in the future, may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	breach of contract by, or disputes with, our counterparties;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard or other seller;

•	a backlog of orders at the shipyard;

•	sanctions imposed on the seller, the shipyard, or the vessel; political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	disruptions due to an epidemic or pandemic;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.

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

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced or more environmentally friendly vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases and/or extended charter periods, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

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

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”), Zim Integrated Shipping Services Ltd. (“ZIM”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 85%, 83% and 84% of our containership revenue in 2022, 2023 and 2024, respectively. The tough economic conditions faced by these liner companies historically and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base may continue to shrink and we may depend on a more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power. In 2014, three of our subsidiaries participated in a restructuring agreement with one of our charterers whereby they agreed to charter hire reductions in exchange for equity and unsecured debentures which were eventually repaid in full and in certain cases charter period extensions.

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

We expect to grow our business by ordering newbuild vessels and through selective acquisitions of secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	the availability of employment for our vessels;

•	locating and identifying suitable secondhand vessels;

•	obtaining newbuild or secondhand contracts at acceptable prices;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable (through our managers) to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

The increased volatility of our dry bulk operating platform may have a material adverse effect on our earnings and cash flow.

Our dry bulk operating platform that commenced operations in the fourth quarter of 2022 represents a relatively new line of business for us. Uncertainties and risks related to our dry bulk operating platform include, but are not limited to, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond our control, including global economic conditions, the dry bulk charter market, availability of cargoes to be transported on board the dry bulk vessels we charter-in, off-hire periods and timing delays in the performance of cargo transportation, bunker prices, marine disasters, environmental accidents, war, terrorism, piracy and other circumstances or events. Any such factors could reduce the demand for the chartering-in and chartering-out of dry bulk vessels and could therefore adversely affect our earnings and cash flow. In addition, our senior management team and managers have limited experience with the oversight of a dry bulk operating platform and may not successfully or efficiently manage this new line of business. See “Item 4. Information on the Company—Business Overview—General”.

Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. We also use derivative instruments such as forward freight agreements, foreign exchange forwards and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices. Furthermore, we use derivative instruments to hedge our exposure to European Union Allowances within the context of EU’s Emissions Trading Scheme. As a result of such trades, we may incur losses on our derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Further, the ability and willingness of each of our lessees to perform their obligations under the bareboat charter with the leasing business will depend on a number of factors that are beyond our control. As a result, our revenues and results of operations may be adversely affected. These factors include:

•	global and regional economic and political conditions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	weather;

•	the number of newbuilding deliveries;

•	the improved fuel efficiency of newer vessels; and

•	the recycling rate of older vessels.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of February 12, 2025, the majority of the vessels that we charter-in under our dry bulk operating platform are expected to be employed under voyage charters and we may enter into more such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis or by ourselves when we charter-in vessels, which are generally not equipped with scrubbers, such vessels may be less competitive compared to vessels that are equipped with scrubbers. As of February 12, 2025, we owned 15 containerships and eight dry bulk vessels in the water that are equipped with scrubbers. As of February 12, 2025, we have chartered-in for a period, 50 dry bulk vessels through our dry bulk operating platform, 23 of which are equipped with scrubbers, of which three are vessels chartered-in from our owned fleet. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

Reliance on suppliers may limit our ability to obtain supplies and services when needed and could result in additional off-hire days or delays in the repair and maintenance of our fleet which could have a material adverse effect on our revenues and cash flows.

We rely on a significant number of third-party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including expenditures to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

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

As of February 12, 2025, our current fleet of 68 containerships in the water had an average age (weighted by TEU capacity) of 13.3 years, and our current fleet of 38 dry bulk vessels had an average age (weighted by dwt capacity) of 13.0 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of February 12, 2025, our current fleet of 68 containerships in the water had an average age (weighted by TEU capacity) of 13.3 years, and our current fleet of 38 dry bulk vessels, had an average age (weighted by dwt capacity) of 13.0 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships and dry bulk vessels. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time or voyage charters and COAs, for which we will face competition from new entrants and established companies that may have greater resources and access to capital.

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

We face substantial competition from a number of experienced companies, including liner companies in the containership sector, state-sponsored entities and financial organizations. Some of these competitors have significantly greater resources and access to capital than we do, and can therefore operate larger fleets and may be able to offer lower charter rates or higher quality vessels than we are able to offer. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships or dry bulk vessels, but may choose to do so. Any increased competition may cause greater price competition for time and voyage charters and Contracts of Affreightments (“COAs”), as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Furthermore, since the charter or freight rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China, including through our managers Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. which, as of February 12, 2025, operated 18 vessels that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, and as of February 12, 2025, we have chartered nine of our containerships with Chinese charterers, while two of our dry bulk vessels was chartered with Chinese charterers. As of the same date, we have entered into sale and leaseback transactions in respect of 10 containerships with certain Chinese financial institutions. In 2022, we served notices of termination for eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard. See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Containership Fleet”.

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

Regarding our containership transportation business, if market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth. As of February 12, 2025, the time charters of four of our containerships will expire in 2025. For two of the aforementioned four vessels, the charterer has options to extend the charter for an additional period of approximately 24 months. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. If conditions worsen, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Additionally, because we charter our dry bulk vessels primarily on short-term time charters and voyage charters, we are exposed to changes in spot market rates, namely to short-term time charter rates and voyage charter rates, for dry bulk vessels; such changes may affect our earnings and the value of our dry bulk vessels at any given time. See “Item 3. Key Information—D. Risk Factors—Our profitability will be dependent on the level of charter rates in the international shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.”

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

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in or provide guarantees to other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued and outstanding share capital.

Our credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, (on a charter free or charter inclusive basis, as applicable), of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 110% to 125% of the then-outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with certain financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•
the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1, however such covenant should not be considered breached unless the Company’s liquidity is less than 5% of the total debt;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; and

•	the market value adjusted net worth must at all times exceed $500 million.

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

As of December 31, 2024, we had outstanding indebtedness of approximately $2.1 billion, including the obligations under finance leases and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our stockholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

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

We have entered into interest rate swaps, interest rate caps and cross currency swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances. As of December 31, 2024, the aggregate notional amount of interest rate swaps and interest rate caps as of such date was $805.0 million. As of December 31, 2024, our obligations under fixed rate loans, finance leases and other financing arrangements, which were under fixed interest rates amounted to $713.1 million.

We have also entered into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates. We also entered into bunker swaps to hedge our exposure to bunker prices. The settlement amounts we may have to pay (or receive) at expiration of such derivative contracts (or whilst trading such derivative contracts) may be higher (or lower) than the amount we would have to pay (or receive), had we not entered into such derivative contracts, depending on market circumstances. Furthermore, we are exposed to basis risk on our forward freight agreements and bunker swaps that have been utilized for hedging, as the derivatives indices do not exactly match vessel or bunker real market characteristics. For instance, we may charter vessels that do not match with the freight forward agreements indices specifications, or we may enter into bunker swap contracts that are priced on different ports than where the actual bunker purchases will take place. Hence, we will not be in a position to perfectly hedge our freight and bunker market risk through forward freight agreements and bunker swaps.

From time to time, we also enter into certain currency hedges. As of December 31, 2024, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $39.6 million. Furthermore, we have entered into two cross currency swaps for a notional amount of $122.4 million to hedge the foreign exchange exposure related to an unsecured bond loan that was fully prepaid in November 2024. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates, currency exchange rates, freight rates or bunker prices or that our counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts that qualify for hedge accounting are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

As a result of taking positions in derivative instruments, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. We may incur losses on these derivative positions, and those losses could be material. For additional information see “Item 3. Key Information—D. Risk Factors—Declines in the value of our derivative instruments, such as forward freight agreements, could have an adverse effect on our future performance, results of operations, cash flows and financial position.”

Fluctuations in interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. For example, between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%, while during 2024, SOFR gradually decreased to 4.49%. As of December 31, 2024, our obligations under our secured credit facilities that bear interest at SOFR plus a margin amounted to $1,359.3 million. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could negatively affect our results of operations.

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

Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis or us when we charter-in vessels. Our owned and chartered-in vessels which are generally not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers. As of February 12, 2025, we owned 15 containerships and eight dry bulk vessels that are equipped with scrubbers. As of February 12, 2025, we have chartered-in for a period 50 dry bulk vessels, out of which 23 are equipped with scrubbers, of which three are vessels chartered-in from our owned fleet. Ships not equipped with exhaust gas scrubbers may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2024, 34 of our 106 vessels in the water were EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2024, all our EU-flagged vessels met this weight specification. The European List presently includes nine facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled solely in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sales of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. As a result, we may be subject to heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers for vessel recycling.

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

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries will seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. As of January 1, 2025, the EU MRV Regulation 2015/757 was extended to cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

The EU has also enacted the FuelEU Maritime Regulation, which became effective on January 1, 2025. The regulation established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The Regulation requires reductions in the lifecycle GHG intensity of fuel measured on a Well-to-Wake (WtW) basis which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050.

In addition, as of January 2023, amendments to MARPOL Annex VI require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG emissions reduction measures. Under these regulations, vessels must calculate their Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and vessels that receive poor ratings may incur additional regulatory burdens. These and other emission requirements present significant challenges for vessel owners and operators. To address any potential compliance challenges for some of our existing vessels, particularly the older ones, we may incur significant capital expenditures to apply efficiency improvement measures and meet the required EEXI threshold, such as steps associated with shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI and CII regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of a shaft/engine power limitation as a measure to comply with such framework may lead to the continuing prevalence of slow steaming to even lower speeds. This, in turn, could result in the contracting/building of new ships to replace any reduction in capacity.

In July 2023, the International Maritime Organization (“IMO”) adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that established new mid-term emissions reduction goals and guidance. Implementation of the framework through regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations.

These requirements and any adoption of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of GHGs could significantly increase our operating costs, including for the purchase of emissions credits or penalties for our ships exceeding GHG emissions intensity requirements or applicable emissions thresholds, require us to make significant financial expenditures, including the installation of pollution controls, or reduce the value of our fleet, as well as have other impacts on our business or operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safe and efficient operation of our business including, but not limited to, accounting, billing, disbursement, booking and tracking, vessel scheduling, vessel operations and managing our financial exposure is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Our managers and service providers also rely on information systems to provide us with their services. Any significant interruption or failure of our, or one of our manager’s or service provider’s, information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

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

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Malacca Strait, the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, West Africa, and increasingly in the Gulf of Guinea. Furthermore, the seizures and attacks by the Houthi and Iran on commercial vessels in the Red Sea, Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs could also increase in such circumstances. In the event that a vessel is seized and remains in captivity for a period exceeding 180 days, the charterers will terminate the charter and the insurance cover will expire. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental incidents. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships and dry bulk vessels in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, which was amended and restated on July 1, 2021, under which, during the period of Mr. Konstantakopoulos’ employment or service with us and for six months thereafter, Mr. Konstantakopoulos will agree to restrictions on his ownership and acquisition of interests in any containership or dry bulk vessel, and any business involved in the ownership of containerships or dry bulk vessels, subject to certain exceptions, including (i) pursuant to his involvement with us, (ii) with respect to certain acquisitions that we are first given the opportunity to make and (iii) interests acquired prior to entering into the restrictive covenant agreement.

Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of one containership and one dry bulk vessel privately owned or controlled by Mr. Konstantakopoulos, but does not apply to five containerships and one dry bulk vessel owned by companies in which Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest. This could give rise to a conflict of interest, which could adversely impact our results of operations.

We also cannot rule out the possibility that our board of directors will grant waivers to the restrictive covenant agreement. These restrictions have been waived by the Board of Directors or do not apply with respect to six containerships and two dry bulk vessels in which Konstantinos Konstantakopoulos has an interest, with no such waivers occurring in the year ending December 31, 2024. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Konstantinos Konstantakopoulos Restrictive Covenant Agreement”.

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

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as most recently amended and restated on June 28, 2021 and as further amended on December 12, 2024 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as amended and restated on June 28, 2021 and as further amended on December 12, 2024 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other services. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos alone or together with a member of his family. As of February 12, 2025, Costamare Shipping is also the manager of one container vessel, one dry bulk vessel and three offshore vessels privately owned or controlled by our chairman and chief executive officer. Additionally, Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands Container Management Ltd. and, Navilands Bulker Management Ltd., (together, “Navilands”) as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands. Navilands Container Management Ltd. and Navilands Bulker Management Ltd. may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. (together, “Navilands (Shanghai)”) respectively. Navilands and Navilands (Shanghai) are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, and a non-independent board member is a minority shareholder. In addition, our chairman and chief executive officer, Konstantinos Konstantakopoulos, owns 50% of Blue Net Chartering GmbH & Co. KG (“Blue Net”) which provides charter brokerage services to our containerships under a brokerage agreement (the “Brokerage Agreement”) and of Blue Net Chartering Asia Pte. Ltd. (“Blue Net Asia”) which provides charter brokerage services to our containerships on a case by case basis. Blue Net does not provide its services to the vessels for which charter brokerage services are being provided by Blue Net Asia. Pursuant to agreements dated November 14, 2022, as most recently amended and restated on December 16, 2024, Costamare Bulkers Services GmbH (“Local Agency A”), Costamare Bulkers Services ApS (“Local Agency B”) and Costamare Bulkers Services Pte. Ltd. (“Local Agency C”) and pursuant to the agreement dated November 20, 2023, as amended and restated on December 16, 2024 (together, the “Agency Agreements”), Costamare Bulkers Services Co., Ltd. (“Local Agency D” and together with Local Agency A, Local Agency B and Local Agency C, the “Agency Companies”) provide chartering and other services to Costamare Bulkers Inc. (“Costamare Bulkers” or “CBI”). Local Agency A, Local Agency B and Local Agency D are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Local Agency C is controlled by our chief financial officer, Gregory Zikos. CBI provides a tax indemnity under a deed (the “Tax Indemnity Deed”) to Local Agency C with respect to certain disputes with local tax authorities. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement, the Agency Agreements and the Tax Indemnity Deed were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as of February 12, 2025 of approximately 28.8% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Agency Agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Restrictive Covenant Agreements”.

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

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one containership (which is comparable to two of our vessels) and holds a passive interest in certain companies that own five containerships (which are comparable to 22 of our vessels), including one containership where one of our non-independent board members also holds a minority interest. Mr. Konstantakopoulos also has a controlling interest in a company that owns one dry bulk vessel (which is comparable to six of our vessels) and holds a passive interest, together with a member of his family, in a business involved in the ownership of one dry bulk vessel (which is comparable to 18 of our vessels). Mr. Konstantakopoulos may acquire additional vessels. Additionally, one of our non-independent board members holds a minority interest in a company that owns a containership comparable to four of our vessels and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Costamare Shipping and Costamare Services have provided in the past and may provide in the future management services and other services in respect of the Joint Venture vessels (as defined in “Item 4. Information on the Company––Business Overview––Our Fleet––Framework Deed”) as well as to containerships, dry bulk and other vessels owned by entities controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, or members of his family and their affiliates that are similar to and may compete with our vessels. V.Ships Greece, Navilands, Navilands (Shanghai), HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), FML Ship Management Ltd. (“FML”) and F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) provide or may provide services to third parties. Blue Net and Blue Net Asia provide brokerage services to third-party vessels, including vessels that are similar to and compete with our vessels. These third-party vessels include vessels owned by Peter Döhle Schiffahrts- KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

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

Pursuant to the Framework Agreement, the Services Agreement and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services.

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

Our ability to compete for and enter into new time charters or potential voyage charters and to expand our relationships with our existing charterers depends largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully enter into sale and purchase transactions and interact with shipyards;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;

•	operate our fleet efficiently; or

•	successfully execute our business strategies.

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

In 2022, in response to the ongoing conflict in Ukraine, the United States and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, prohibitions on the maritime transport of Russian oil and petroleum products that are purchased at or above a certain price, and prohibitions on investments in the Russian energy sector by U.S. persons, among other restrictions. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia.

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

From January 2011 through December 2024, vessels in our fleet made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.28% of our approximately 72,710 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed as defined below, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. However, in 2024, 2023 and 2022, none of our vessels, including vessels owned pursuant to the Framework Deed, made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could, in turn, negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Further, on January 7, 2025, the U.S. Department of Defense released an update to its list of “Chinese military companies” that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act for Fiscal Year 2021. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with the U.S. Department of Defense for the procurement of goods, services, or technology, and effective June 30, 2027, the U.S. Department of Defense will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties. In addition, entities on the list and their subsidiaries are prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. While the legal impact of being included in the list is relatively limited, such inclusion may have a material adverse effect on our reputation and our business opportunities. No entities of the Company are currently on the list. If we were included on a more restrictive sanctions list imposed by the U.S. government in the future, our ability to conduct business with U.S. companies could be further affected, which may have a material adverse effect on our business and results of operations.

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

Risks Relating to our Securities

The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline.

The price of our equity securities has been and may continue to be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership and dry bulk markets;

•	our payment of dividends;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perceptions of us and the international shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

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

During the year ended December 31, 2024, we have issued 981,410 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2024, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our securities may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our securities may decline.

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

The international shipping industry and associated derivatives markets are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers and other counterparties of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;

•	disruptions related to an epidemic or pandemic;

•
prevailing global and regional economic and political conditions, including the conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Red Sea crisis;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	dry bulk freight rates and bunker prices;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	the level of capital requirements of our dry bulk operating platform and our leasing business;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us; and

•	the amount of any cash reserves established by our board of directors.

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

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), have imposed various requirements on public companies, including in respect of corporate governance practices. Our directors, management and other personnel devote a substantial amount of time to comply with these requirements and compliance with these rules and regulations relating to public companies results in legal and financial compliance costs.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken the required review to comply with Section 404, including the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy regulatory requirements in the future.

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

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2024, we had outstanding indebtedness, including our other financing arrangements and finance leases, of approximately $2.1 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 80.0 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock and the issuance of four million shares as Series D Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

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

Members of the Konstantakopoulos family are our principal existing stockholders and will effectively be able to control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own, as of February 12, 2025, approximately 63.5% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours. See “Item 3. Key Information—D. Risk Factors—Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.”

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

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;

•	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

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

Based on our method of operation, we believe that we are not now and have never been a PFIC. Although there can be no assurance, we also do not expect to be classified as a PFIC for 2025 or subsequent years. This expectation is based on our current operations and current law. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

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

Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are majority owned by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated dry bulk vessels. In 1984, we became the first Greek-owned company to enter the containership market, and from 1992 until our acquisition of dry bulk vessels in June 2021 and the subsequent expansion of our dry bulk platform in 2022, we focused exclusively on containerships. Since assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable fleet run and supported by highly skilled, experienced and loyal personnel. Under the leadership of Konstantinos Konstantakopoulos, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.

In June 2021, we decided to expand into the dry bulk shipping sector and invest in dry bulk vessels.

In November 2022, we established a dry bulk operating platform under Costamare Bulkers. The venture has offices in Athens and Monaco as well as agreements with agencies in Copenhagen, Hamburg, Singapore and Japan for the provision of chartering, cargo sourcing and/or research services on a cost-plus basis. The operating platform, which commenced operations in the fourth quarter of 2022, charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. We own 97.5% of the shares of the dry bulk operating platform. We have invested $203.4 million in Costamare Bulkers and have extended unsecured loans to Costamare Bulkers in the amount of $85 million. As of February 12, 2025, Costamare Bulkers has chartered-in for a period, 50 dry bulk vessels. Additionally, the dry bulk operating platform has contracted to charter-in two vessels, which are currently under construction, once they are delivered to their third-party owners.

In March 2023, we entered into an amended and restated subscription and shareholders’ agreement with the existing Neptune shareholders at the time (the “Neptune Shareholders’ Agreement”) pursuant to which we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Pursuant to the Neptune Shareholders’ Agreement, we received a special share in Neptune which carries 75% of the voting rights and have agreed to invest up to $200 million in exchange for up to 40% of the ordinary shares and up to 79.05% of the preferred shares. As of February 12, 2025, we have invested in Neptune the amount of $123.3 million and own 36.6% of Neptune’s ordinary shares and 73.2% of its preferred shares. As of February 12, 2025, Neptune is currently funding or committed to funding 37 shipping assets, and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 19 dry bulk vessels, three tanker vessels and 15 offshore vessels.

On July 15, 2024, the Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock. The Company funded the redemption with cash on hand.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. The information contained on or connected to our website is not part of this annual report.

B.	Business Overview

General

We are an international owner and operator of containerships and dry bulk vessels. We charter our containerships to the world’s largest liner companies, providing worldwide transportation of containerized cargoes. We charter our dry bulk vessels to a wide variety of customers, providing worldwide transportation for dry bulk cargoes.

As of February 12, 2025, our containership fleet consisted of 68 vessels in the water, aggregating approximately 513,000 TEU.

Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry-dockings, of 99.3%, 99.0% and 99.8% in 2022, 2023 and 2024, respectively. Over the last three years, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. The average (weighted by TEU capacity) remaining time charter duration for our fleet of 68 containerships in the water was approximately 3.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. Our fixed-term charters for our fleet of 68 vessels in the water represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership.

As of February 12, 2025, our dry bulk fleet consisted of 38 vessels in the water, with a total carrying capacity of approximately 3,017,000 dwt, including one vessel that we have agreed to sell, with a carrying capacity of approximately 76,600 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Our current chartering policy for our dry bulk fleet is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. This policy will be evaluated regularly in light of prevailing market conditions and our view of the market. We will continue to monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. We believe this policy allows us to obtain attractive charter hire rates for our vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions continue. For the year ending December 31, 2024 our dry bulk fleet utilization level was 98.9%.

As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, to other third-party managers. We believe that having several management companies, both affiliates and third-party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Since the fourth quarter of 2022, we operate a dry bulk operating platform under Costamare Bulkers which charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and utilizes hedging solutions. As of February 12, 2025, the dry bulk operating platform has chartered-in for a period, 50 vessels with a total carrying capacity of approximately 7,997,000 dwt, all of which have already been delivered and subsequently are or will be employed under voyage charters or sub time charters. Additionally, the dry bulk operating platform has contracted to charter-in two vessels, which are currently under construction, once they are delivered to their third-party owners.

As described below, the dry bulk operating platform receives chartering, cargo sourcing and/or research services from agencies in Copenhagen, Hamburg, Singapore and Japan, which are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos and our chief financial officer, Gregory Zikos.

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

Our Fleet

Our Containership Fleet

The tables below provide additional information about our fleet of containerships as of February 12, 2025. Some of our vessels are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

Current Containership Fleet

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM/(*)	2006	9,469	72,700/(*)	May 2028(4)
17	YANTIAN I (ex. ZIM YANTIAN)	ZIM/(*)	2006	9,469	72,700/(*)	April 2028(5)
18	YANTIAN	COSCO/(*)	2006	9,469	(*)/(*)	May 2028(6)
19	COSCO HELLAS	COSCO/(*)	2006	9,469	(*)/(*)	August 2028(7)
20	BEIJING	COSCO/(*)	2006	9,469	(*)/(*)	July 2028(8)
21	MSC AZOV	MSC/(*)	2014	9,403	35,300/(*)	December 2029(9)
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC/(*)	2013	8,827	35,300/(*)	January 2029(10)
25	MSC ATHOS	MSC/(*)	2013	8,827	35,300/(*)	February 2029(11)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(12)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(13)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(14)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(15)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(16)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(17)
32	KLEVEN	MSC/(*)	1996	8,044	41,500/(*)	April 2028(18)
33	KOTKA	MSC/(*)	1996	8,044	41,500/(*)	September 2028(19)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	October 2025
35	KURE	MSC/(*)	1996	7,403	41,500/(*)	August 2028(20)
36	METHONI	Maersk	2003	6,724	47,453	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	TAMPA I	ZIM/(*)	2000	6,648	45,000/(*)	July 2025 / June 2028(21)
39	ZIM VIETNAM	ZIM	2003	6,644	38,500	December 2028(22)
40	ZIM AMERICA	ZIM	2003	6,644	38,500	December 2028 (23)
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM/(*)	2006	5,642	62,500/(*)	June 2025/ April 2028(24)
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	18,018	October 2026
47	KYPARISSIA	Maersk	2014	4,957	18,118	October 2026
48	MEGALOPOLIS	Maersk	2013	4,957	14,043	July 2025(25)
49	MARATHOPOLIS	Maersk	2013	4,957	14,044	July 2025(25)
50	GIALOVA	(*)	2009	4,578	(*)	March 2026
51	DYROS	Maersk	2008	4,578	35,500	April 2027(26)
52	NORFOLK	(*)/(*)	2009	4,259	(*)/(*)	March 2028(27)
53	VULPECULA	ZIM	2010	4,258	Please refer to note 28	May 2028(28)
54	VOLANS	(*)	2010	4,258	(*)	July 2027
55	VIRGO	Maersk	2009	4,258	35,500	April 2027(29)
56	VELA	ZIM	2009	4,258	Please refer to note 30	April 2028(30)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
57	ANDROUSA	(*)	2010	4,256	(*)	March 2026
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL (i)	Maersk	2018	3,800	21,000	March 2026(31)
61	LAKONIA	COSCO	2004	2,586	23,500	February 2027(32)
62	SCORPIUS	Hapag Lloyd	2007	2,572	16,500	February 2026
63	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	July 2028(33)
64	AREOPOLIS	COSCO	2000	2,474	23,500	March 2027(34)
65	ARKADIA	Swire Shipping	2001	1,550	13,000	March 2025
66	MICHIGAN	(*)/(*)	2008	1,300	(*)/(*)	October 2027(35)
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2028(36)
68	LUEBECK	(*)/(*)	2001	1,078	(*)/(*)	April 2028 (37)

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)
Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(4)
Zim Shanghai is currently chartered to ZIM at a daily rate of $72,700 until July 1, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.

(5)
Yantian I (ex. Zim Yantian) is currently chartered to ZIM at a daily rate of $72,700 until June 27, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.

(6)
Yantian is currently chartered to COSCO at an undisclosed rate until May 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(7)
Cosco Hellas is currently chartered to COSCO at an undisclosed rate until August 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(8)
Beijing is currently chartered to COSCO at an undisclosed rate until July 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(9)
MSC Azov is currently chartered to MSC at a daily rate of $35,300 until December 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until December 2029 (earliest redelivery) - February 2030 (latest redelivery) at an undisclosed rate.

(10)
MSC Athens is currently chartered to MSC at a daily rate of $35,300 until January 2026 (earliest redelivery) - March 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until January 2029 (earliest redelivery) - March 2029 (latest redelivery) at an undisclosed rate.

(11)
MSC Athos is currently chartered to MSC at a daily rate of $35,300 until February 2026 (earliest redelivery) - April 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until February 2029 (earliest redelivery) - April 2029 (latest redelivery) at an undisclosed rate.

(12)
Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(13)
Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(14)
Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(15)
Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(16)
Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.

(17)
Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.

(18)
Kleven is currently chartered to MSC at a daily rate of $41,500 until November 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.

(19)
Kotka is currently chartered to MSC at a daily rate of $41,500 until December 2026 (earliest redelivery) - February 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until September 2028 (earliest redelivery) - November 2028 (latest redelivery) at an undisclosed rate.

(20)
Kure is currently chartered to MSC at a daily rate of $41,500 until July 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until August 2028 (earliest redelivery) - October 2028 (latest redelivery) at an undisclosed rate.

(21)
Tampa I is currently chartered to ZIM at a daily rate of $45,000 until July 2025 (earliest redelivery) - August 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.

(22)	ZIM Vietnam is currently chartered at a daily rate of $53,000 until October 17, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(23)	ZIM America is currently chartered at a daily rate of $53,000 until October 3, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(24)
Glen Canyon is currently chartered to ZIM at a daily rate of $62,500 until June 2025 (earliest redelivery) - September 2025 (latest redelivery). Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.

(25)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(26)	Dyros is currently chartered to Maersk at a daily rate of $17,500 until April 15, 2025. Following the aforementioned date, the new daily rate will be $35,500 for a period of 24 to 26 months.
(27)
Norfolk is currently chartered until March 2025 (earliest redelivery) - May 2025 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until March 2028 (earliest redelivery) - May 2028 (latest redelivery) at an undisclosed rate.

(28)
Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(29)	Virgo is currently chartered to Maersk at a daily rate of $21,500 until April 15, 2025. Following the aforementioned date, the new daily rate will be $35,500 for a period of 24 to 26 months.
(30)
Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate is $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.

(31)
Polar Brasil is currently chartered at a daily rate of $19,700 until April 27, 2025. From such date and until the expiration of the charter, the new daily rate will be $21,000. The charterer has the option to extend the current time charter for two additional one-year periods at a daily rate of $21,000.

(32)	Lakonia is currently chartered to COSCO at a daily rate of $26,500 until March 24, 2025. Following the aforementioned date, the new daily rate will be $23,500 for a period of 23 to 25 months.
(33)
Etoile is currently chartered until June 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until July 2028 (earliest redelivery) - August 2028 (latest redelivery) at an undisclosed rate.

(34)	Areopolis is currently chartered to COSCO at a daily rate of $26,500 until April 3, 2025. Following the aforementioned date, the new daily rate will be $23,500 for a period of 23 to 25 months.
(35)
Michigan is currently chartered until October 2025 (earliest redelivery) - December 2025 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2027 (earliest redelivery) - December 2027 (latest redelivery) at an undisclosed rate.

(36)
Trader is currently chartered until October 2026 (earliest redelivery) - December 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2028 (earliest redelivery) - December 2028 at an undisclosed rate.

(37)
Luebeck is currently chartered until April 2026 (earliest redelivery) - June 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Our Dry Bulk Vessel Fleet

The table below provides additional information, as of February 12, 2025, about our fleet of 38 dry bulk vessels, including one vessel that we have agreed to sell. Each vessel is a dry bulk carrier, meaning it is a dedicated dry bulk vessel.

Current Dry Bulk Fleet

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	MIRACLE	2011	180,643
3	PROSPER	2012	179,895
4	DORADO	2011	179,842
5	MAGNES	2011	179,546
6	ENNA	2011	175,975
7	AEOLIAN	2012	83,478
8	GRENETA	2010	82,166

9	HYDRUS	2011	81,601
10	PHOENIX	2012	81,569
11	BUILDER	2012	81,541
12	FARMER	2012	81,541
13	SAUVAN	2010	79,700
14	ROSE(i)	2008	76,619
15	MERCHIA	2015	63,585
16	DAWN	2018	63,561
17	SEABIRD	2016	63,553
18	ORION	2015	63,473
19	DAMON	2012	63,301
20	ARYA	2013	61,424
21	ALWINE	2014	61,090
22	AUGUST	2015	61,090
23	ATHENA	2012	58,018
24	ERACLE	2012	58,018
25	PYTHIAS	2010	58,018
26	NORMA	2010	58,018
27	CURACAO	2011	57,937
28	URUGUAY	2011	57,937
29	SERENA	2010	57,266
30	LIBRA	2010	56,701
31	CLARA	2008	56,557
32	BERMONDI	2009	55,469
33	VERITY	2012	37,163
34	PARITY	2012	37,152
35	ACUITY	2011	37,152
36	EQUITY	2013	37,071
37	BERNIS	2011	35,995
38	RESOURCE	2010	31,775

(i) Denotes vessel we have agreed to sell.

Framework Deed

Under the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), on the other, we agreed with York to jointly invest in newbuild and secondhand container vessels through vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”), and any such jointly owned vessel, referred to as a “Joint Venture vessel”). During 2023, we acquired York Capital’s 51% equity interest in each of the 2018-built, 3,800 TEU capacity containership Polar Brasil and the 2001-built, 1,550 TEU capacity containership Arkadia and, as a result, we obtained 100% of the equity interests in each vessel. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.

Chartering of Our Fleet

Container vessels: We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 12, 2025, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 68 containerships in the water was approximately 3.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

For our containership fleet, our customers include many of the leading international liner companies, including, among others, A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, ZIM and CMA CGM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO together represented 85%, 83% and 84% of our containership revenue in 2022, 2023 and 2024, respectively.

While we currently charter our dry bulk vessels primarily for short term tenors with first-class dry bulk charterers, we aim to establish relationships with some of the world’s leading agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. We aim to maintain a diversified group of customers.

Management of Our Fleet

Costamare Shipping serves as the manager for our containerships and dry bulk fleet and provides us with commercial, technical and other services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has 50 years of experience in managing vessels of various types and sizes, developing specifications for newbuild containerships and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the international shipping industry as a leading containership manager.

Costamare Shipping may subcontract certain of its obligations to affiliated managers or to V.Ships Greece or, subject to our consent, to other third-party managers or direct that such affiliated or third-party managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our sub-managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen, HanseContor and FML, provide our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Navilands and Navilands (Shanghai) are controlled by our chairman and chief executive officer Konstantinos Konstantakopoulos.

Blue Net provides under the Brokerage Agreement chartering brokerage services to our containerships, as well as to other third-party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, controls 50% of Blue Net. We believe that the appointment of Blue Net allows us to improve the charter rates at which we charter our containerships. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five containerships it manages, to pay Blue Net Asia, a company 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for those five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

Costamare Services is a service provider which was established in May 2015 and is controlled by our chairman and chief executive officer and a member of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. The Agency Companies provide chartering and other services to Costamare Bulkers.

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

Having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Navilands (Shanghai) mostly employ Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese Charterers and suppliers.

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

As of February 12, 2025,

•
Costamare Shipping provided commercial and insurance services to all of our containerships and dry bulk vessels, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships;

•	V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 17 of our containerships and 11 of our dry bulk vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to five of our containerships;

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships;

•	FML provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 13 of our dry bulk vessels;

•	Navilands provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our dry bulk vessels and to five containerships; and

•	Navilands (Shanghai) provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to eight of our dry bulk vessels and to 10 containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval, which we may provide under certain circumstances. Currently, Costamare Shipping provides management services to one container vessel, one dry bulk vessel and three offshore vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. V.Ships Greece, Navilands, Navilands (Shanghai), HanseContor, FML and Vinnen provide and/or may provide services to third parties.

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

Costamare Shipping received in 2024 and 2023 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2024 and 2023 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2024 and 2023 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2025. For the years ended December 31, 2024 and December 31, 2023, Costamare Shipping and Costamare Services charged aggregate fees of $64.6 million and $63.7 million, respectively, including $10.5 million and $14.5 million for the years ended December 31, 2024 and 2023, respectively, charged by third-party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the year ended December 31, 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.7 million for services provided in accordance with the relevant agreements, including $0.8 million charged by third-party managers. Furthermore, during the year ended December 31, 2023, Costamare Shipping charged, in aggregate, to the companies established pursuant to the Framework Deed and to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $3.0 million, for services provided in accordance with the relevant agreements, including $0.9 million charged by third-party managers.

On December 31, 2024, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period and will automatically renew for ten more consecutive one-year periods until December 31, 2035. The daily fee for each vessel and the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

In the past, we have been able to address the periodic scarcity of secondhand containerships available for acquisition in the open market through the acquisition of containerships mainly from our liner company customers in privately negotiated sales. In connection with these acquisitions, we then typically charter back the vessels to these customers. We believe we have been able to pursue these privately negotiated acquisitions because of our long-standing customer relations, which we do not believe new entrants have.

Dry bulk vessels: Unlike the containership sector, ownership of dry bulk vessels is highly fragmented with approximately 14,100 vessels in the global fleet. The largest dry bulk vessel owner group is China COSCO Shipping, with a fleet of 318 vessels with an aggregate carrying capacity of approximately 35.9 million dwt, while the rest of the top 5 in terms of total dwt capacity is comprised of Japan’s NYK (197 vessels with an aggregate carrying capacity of approximately 22.2 million dwt), Norway’s Fredriksen Group (107 vessels with an aggregate carrying capacity of approximately 15.1 million dwt), Greece’s Star Bulk Carriers (151 vessels with an aggregate carrying capacity of approximately 14.6 million dwt) and Berge Bulk (69 vessels with an aggregate carrying capacity of approximately 13.1 million dwt).

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. Our chief financial officer and a non-independent board member are also employed by and receive compensation from Costamare Bulkers. As of December 31, 2024, Costamare Shipping, Costamare Services, Costamare Bulkers, the Agency Companies and the Neptune Manager employed in aggregate approximately 290 shore-based employees and approximately 2,430 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships and dry bulk vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

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

Our Dry Bulk Operating Platform

Chartering-in/out

In 2022, the Company formed a dry bulk operating platform to charter-in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and utilize hedging solutions, utilizing an active approach in order to improve margins, grow its network of customers and afford it the flexibility to take advantage of favorable market conditions in the dry bulk physical and derivative freight markets. We expanded our presence globally with the establishment of offices in Athens and Monaco and by contracting with agencies in Copenhagen, Hamburg, Singapore and Japan. We aim to charter-in vessels from reputable shipowners and subsequently charter-out such vessels on a voyage charter or sub time charter basis with third-party charterers. As a result, we have been fixing an increasing number of vessels on voyage charters and we have been entering in contracts of affreightment directly with cargo providers. We believe that our dry bulk operating platform provides added flexibility to changing market conditions and generates synergies with our dry bulk fleet.

As of February 12, 2025, the dry bulk operating platform has chartered-in for a period, 50 vessels with a total carrying capacity of approximately 7,997,000 dwt, all of which have already been delivered and subsequently are or will be employed under voyage charters or sub time charters. Additionally, the dry bulk operating platform has contracted to charter-in two vessels, which are currently under construction, once they are delivered to their third-party owners.

Forward Freight Agreements and Other Derivative Products

Our dry bulk operating platform uses forward freight agreements to establish market positions or to hedge its exposure on chartered-in vessels. It also endeavors to use bunker swaps to hedge its exposure to bunker prices.

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

Agency Companies

Costamare Bulkers receives chartering, cargo sourcing and/or research services by approximately 50 professionals working out of privately owned agency companies set up in Copenhagen, Hamburg, Singapore and Japan, which are referred to elsewhere in this annual report as Local Agency A, Local Agency B, Local Agency C and Local Agency D, respectively. Three of the agency companies are controlled by Konstantinos Konstantakopoulos, our Chairman and Chief Executive Officer, and one of the agency companies is controlled by Gregory Zikos, our Chief Financial Officer.

CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C.

We believe that having several agency companies service the CBI fleet vessels provides Costamare Inc. with a deep pool of operational expertise and capabilities in multiple locations with market-specific experience and relationships, and geographic flexibility for our large and diverse fleet so as to provide a high level of service while remaining cost-effective.

Our Lease Financing Platform

In March 2023, we entered into an agreement with Neptune and its shareholders pursuant to which we agreed to invest in Neptune’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in Neptune which carries 75% of the voting rights of the ordinary shares providing control over Neptune. Neptune was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Neptune endeavors to obtain bank financing to finance on a back to back basis part of the financing it extends to its clients. As of February 12, 2025, we have invested in Neptune the amount of $123.3 million and own 36.6% of Neptune’s ordinary shares and 73.2% of its preferred shares. At the time that we obtained control of Neptune, Neptune had one containership and three dry bulk vessels under sale and leaseback arrangements. As of February 12, 2025, Neptune is currently funding or committed to funding 37 shipping assets and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 19 dry bulk vessels, three tanker vessels and 15 offshore vessels.

Our Counterparties

Our lease financing platform endeavors to finance diverse vessels types, that meet its financing criteria and to develop long-lasting relationships both with shipowners and financiers, in order to help maintain continuous access to dealflow.

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

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

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

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleets:

Dry-docking Schedule(1)

	2025	2026	2027	2028	2029
Number of Containerships	15	18	8	15	9
Number of Dry Bulk Vessels	11	9	11	12	11

(1)	Excludes one dry bulk vessel that we have agreed to sell.

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

IMO Requirements

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters and in the atmosphere, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions.

Amendments to Annex VI effective from January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m which became effective in 2020, and is a significant reduction from the 3.5% m/m global limit previously in place. Vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. Vessels that are not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in 23 of our vessels (15 containerships and eight dry bulk vessels). Presently, 23 of the 50 vessels period chartered-in through our dry bulk operating platform (out of which three are vessels chartered-in from our owned fleet) are equipped with exhaust gas scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas (“ECAs”), where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, the Mediterranean Sea, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as ECAs. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. The emissions restrictions of the Mediterranean ECA are the same as the other ECAs, mandating the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system. In October 2024, at MEPC 82, the IMO adopted amendments to Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. Additional ECAs may be established in the future.

IMO nitrous oxide (NOx) Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs in 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW must comply with the NOx Tier III standard. However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

Amendments to MARPOL Annex VI, which entered into force in 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data must be reported to the ship’s flag state (“Flag Administration”) on an annual basis. In April 2024, at MEPC 81, the IMO adopted amendments to Appendix IX of MARPOL Annex VI, which introduced increased data granularity requirements, including, among other things, the reporting of fuel consumption per consumer type and data on transport work. These amendments will enter into force on August 1, 2025. All our existing vessels have submitted to their Flag Administration the data required by regulation 22A of MARPOL Annex VI, covering ship operations for the years ended December 31, 2022 and 2023. The data was collected and reported in accordance with the methodology and processes set out in the vessels’ Ship Energy Efficiency Management Plan and the vessels are now carrying the relevant Statement of Compliance in accordance with the Fuel Oil Data Collection System. For the fourth reporting period, which is for the year ended December 2024, we expect the necessary data will be submitted to each ship’s flag by March 31, 2025.

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

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) entered into force in 2018. The changes included criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. Although all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

In addition, MEPC of the IMO adopted two sets of mandatory requirements to address GHG emissions from ships that entered into force in 2013. The Energy Efficiency Design Index (“EEDI”) requires ships to achieve a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements may cause us to incur additional compliance costs.

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that also require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships, and provide important building blocks for future GHG reduction measures. The measures require all ships to calculate their Energy Efficiency Existing Ship Index (“EEXI”) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator (“CII”) and CII rating. The amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification entered into force on January 1, 2023. Attained EEXI shall be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. EEXI indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a mandated reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).

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

As a result of the IMO’s continuous work to contribute to global efforts against climate change, it adopted an initial GHG reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures included the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation. Mid-term and long-term measures included development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reductions. The levels of ambition and indicative checkpoints consider the Well-to-Wake (WtW) GHG emissions of marine fuels, as addressed in the Guidelines on life-cycle GHG intensity of marine fuels life-cycle analysis (LCA) Guidelines, with the overall objective of reducing GHG emissions of international shipping without shifting such emissions to other sectors.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provided new mid-term emissions reduction goals and built upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2030 and (4) achieving net zero GHG emissions from international shipping. A basket of mid-term measures to reduce GHG emissions that combines technical and economical elements was finalized at MEPC 81 in March 2024, and will ultimately enter into force in 2027. Potential long-term measures may be finalized and agreed by MEPC beyond 2030. Implementation of the framework through regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. We are unable to accurately predict the ultimate scope of such measures and their potential impact on our operations once implemented.

Emissions monitoring and varying emission requirements present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition, the EU ETS and the FuelEU Maritime Regulation, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

Fifteen years after the IMO’s initial adoption of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, a sufficient number of contracting states have ratified the Convention, and it will enter into force on June 26, 2025. The Convention introduces regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and establishes an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

In 2022, the IMO amended MARPOL Annex I to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters, which came into force in July 2024. The amendment prohibits the use of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition.

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

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. The IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force in 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the standards pertaining to the treatment of the ballast water (“D-2 Standard”) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule was designed to ensure full global implementation by September 8, 2024. For existing vessels we have installed treatment systems to comply with the D-2 standard at the time of the periodical dry-docking of the relevant vessels.

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain an SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each vessel in our fleet and each of our affiliated managers and third-party managers are ISM Code-certified.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective March 23, 2023, the OPA liability limitation under U.S. Coast Guard regulations was increased to the greater of $1,300 per gross ton or $1,076,000 per incident for non-tank vessels, subject to periodic future adjustments of such limits. These limitations of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their borders, coasts and territorial seas, and some states have enacted legislation providing for unlimited liability for entities found responsible for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act (“VIDA”) enacted December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the VGP. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Since the approved BWMS became available, vessels calling at U.S. ports have been required to have such systems installed by their first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any costs associated with meeting the requirements under the VGP or the Vessel Incidental Discharge National Standards of Performance will be material.

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

The EPA has adopted standards under the Clean Air Act (“CAA”) that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. In April 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulphur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power or use other CAECS (CARB Approved Emission Control Strategies) such as emission capture systems. The regulation was phased in starting in 2014 and the compliance start date for containerships, refrigerated cargo vessels and passenger vessel began on January 1, 2023. Our vessels currently affected by California regulations have made the necessary modifications. If this regulation is extended to dry bulk vessels, we will have to make necessary modifications to our vessels. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling in alignment with the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships (the “EU Recycling Regulation”). Since December 31, 2018, seagoing vessels flying the flag of an EU Member State must be recycled solely in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, must have an inventory of hazardous materials on board, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”) and Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport (the “FuelEU Maritime Regulation”). The EU MRV Regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions. Since June 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements. Data collected is open to the public, as provided for by the regulations. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.

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

The incorporation of shipping into the EU ETS introduced an additional approximately 80 to 100 million emission allowances to the market. Of these, auction revenues from 20 million emission allowances will go to the Innovation Fund, a funding program that develops low-carbon technologies, to be used for shipping-specific projects. The remaining revenues will go to the EU Member States and must be used for climate-related purposes.

While the inclusion of shipping in the EU ETS formalized a market-based GHG emissions reduction measure that promotes improvements in energy efficiency, European regulators recognized that a mechanism establishing increasing levels of demand for renewable and low-carbon maritime fuels would drive additional emissions reductions. As a result, the EU adopted the FuelEU Maritime Regulation on July 25, 2023, which was designed to enable the EU to reduce its net GHG emissions by at least 55% by 2030 compared to 1990 levels and to achieve climate neutrality by 2050. The FuelEU Maritime Regulation incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. The regulation entered into force on January 1, 2025 and established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The GHG intensity of energy consumed by vessels on European voyages is measured on a Well-to-Wake (WtW) basis, and the Regulation requires reductions in the lifecycle GHG intensity of fuel which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs) with higher decarbonization potential. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020, and ships with a higher GHG intensity than the applicable upper limit must pay a remedial penalty proportional to their compliance deficit. The compliance deficit is the difference between the maximum permissible GHG intensity and the actual GHG intensity, multiplied by the ship’s energy consumption. FuelEU also includes a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships.

Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. Ultimately, vessels chartered in the future may be subject to discount rates compared to more technologically advanced vessels that are better equipped to comply with such schemes, such as vessels using dual fuels.

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

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

C.	Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 12, 2025, has 146 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. As of that date, 94 of our Liberian subsidiaries own dry bulk or container vessels in the water, eight are engaged in arbitration related to the terminations of shipbuilding contracts due to default by the shipyard and the remaining subsidiaries are inactive. Of our Marshall Islands subsidiaries, 12 own container vessels in the water and the remaining subsidiaries are inactive. In addition, as of February 12, 2025, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands which holds our participation in the dry bulk operating platform and controlled one company incorporated under the laws of Jersey, which has 35 subsidiaries incorporated in the Republic of the Marshall Islands and two incorporated in the Republic of Liberia. A list of our subsidiaries as of February 12, 2025 is set forth in Exhibit 8.1 to this annual report.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As of February 12, 2025, our containership fleet consisted of 68 vessels in the water, aggregating approximately 513,000 TEU, making us one of the largest public containership companies in the world based on total TEU capacity. Additionally, as of the same date, our dry bulk fleet consisted of 38 vessels with a total capacity of approximately 3,017,000 dwt~~,~~ including one vessel that we have agreed to sell, with a capacity of approximately 76,600 dwt. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

As regards our containership business, our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies. As of February 12, 2025, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 68 containerships in the water was approximately 3.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 12, 2025, our fixed-term charters for our fleet of 68 containerships in the water represented an aggregate of approximately $2.4 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

As regards our dry bulk business, our current chartering policy is to employ our vessels primarily on short-term time charters, which provides us the flexibility to capitalize on any favorable changes in the dry bulk charter rate environment. Based on market conditions, we may employ our vessels with a mix of short-, medium- and long-term time charters and voyage charters. For the year ended December 31, 2024, our dry bulk fleet utilization level was 98.9%. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships and dry bulk vessels as of December 31, 2024. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. The table assumes the earliest redelivery dates possible under our vessels’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

	2025	2026	2027	2028	2029	2030	2031 - 2034
No. of Vessels whose Charters Expire(1)(2)	36	24	9	18	4	10	5
No. of Containerships whose Charters Expire	4	18	9	18	4	10	5
No. of Dry Bulk Vessels whose Charters Expire(1)(2)	32	6	-	-	-	-	-
TEU of Expiring Containership Charters	18,935	139,270	42,438	114,105	35,588	105,905	56,730
DWT of Expiring Dry Bulk Vessel Charters	2,151,027	865,828	-	-	-	-	-
Contracted Days	28,649	21,178	14,493	10,134	5,949	3,511	745
Available Days	10,041	17,512	24,197	28,166	31,646	33,869	136,616
Contracted/Total Days	74.0%	54.7%	37.5%	26.5%	15.8%	9.4%	0.5%
Containership Contracted/Total Containership Days (TEU -adjusted)(3)	98.6%	80.4%	62.9%	50.5%	35.7%	21.9%	1.3%
Dry Bulk Vessel Contracted/Total Dry Bulk Vessel Days (dwt-adjusted) (4)	48.9%	26.9%	-	-	-	-	-

(1)	Includes one dry bulk vessel with no employment as at December 31, 2024.
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

Our containership fleet is currently under time charters with eleven different charterers. For the three years ended December 31, 2024, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. Chartering in the dry bulk sector tends to be more diversified with significant turnover among our charterers. Our dry bulk fleet is currently under charters with more than 20 different charterers.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 30 months for dry bulk vessels of 15 years of age or over and every 60 months for other vessels. We have dry-docked 63 vessels over the past three years, including three Joint Venture vessels, and we plan to dry-dock 26 vessels in 2025 and 27 vessels in 2026. Information about our fleet dry-docking schedule through 2029 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

As of February 12, 2025, the dry bulk operating platform has chartered-in for a period, 50 vessels with a total carrying capacity of approximately 7,997,000 dwt, all of which have already been delivered and subsequently are or will be employed under voyage charters or sub time charters. Moreover, the dry bulk operating platform has contracted to charter-in two vessels, which are currently under construction, once they are delivered to their third-party owners.

As of February 12, 2025, Neptune is funding or committed to funding 37 shipping assets, and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 19 dry bulk vessels, three tanker vessels and 15 offshore vessels.

Our Managers and Service Providers

Costamare Shipping provides us with commercial, technical and other services pursuant to the Framework Agreement. As of February 12, 2025, Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen, HanseContor, and FML, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. V.Ships Greece will at our direction subcontract certain services to and enter into a relevant sub-management agreement with V.Ships Shanghai. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services.

Costamare Shipping received in 2024 and 2023 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We also pay Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2024 and 2023, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2024 and 2023 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2025. For the years ended December 31, 2024 and December 31, 2023, Costamare Shipping and Costamare Services charged aggregate fees of $64.6 million and $63.7 million, respectively, including $10.5 million and $14.5 million for the years ended December 31, 2024 and 2023, respectively, charged by third-party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services.

On December 31, 2024, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for ten more consecutive one-year periods until December 31, 2035, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

During the year ended December 31, 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.7 million for services provided in accordance with the relevant agreements, including $0.8 million charged by third-party managers.

Furthermore, during the year ended December 31, 2023, Costamare Shipping charged, in aggregate, to the companies established pursuant to the Framework Deed and to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $3.0 million, for services provided in accordance with the relevant agreements, including $0.9 million charged by third-party managers.

Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2023 and 2024 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). In lieu of said annual fee, in certain cases, some of our vessels have agreed to pay a commission ranging from 0.5 to 1.25% of their revenues from the charter arranged by Blue Net or Blue Net Asia. During the year ended December 31, 2023 and December 31, 2024 we paid $700,835 and $721,931, respectively, in total to Blue Net and $691,575 and $740,939, respectively, in total to Blue Net Asia for charter brokerage services.

Costamare Bulkers appointed Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023, as service providers on an exclusive basis to provide chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%), with the Agency Agreements to continue until terminated by either party. On December 16, 2024, the Agency Agreements were most recently amended and restated such that each Local Agency can now provide its services to any dry bulk subsidiary of the Company, in addition to CBI. During the years ended December 31, 2023 and December 31, 2024 the Agency Companies charged Costamare Bulkers for services provided, in the aggregate, $11.7 million and $15.7 million, respectively.

A.	Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of February 12, 2025, our containership fleet amounted to a total of 68 vessels and our dry bulk fleet amount to a total of 38.

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

•
Utilization of Our Fleet. We calculate utilization of our fleet by dividing the number of days during which our vessels are employed less the aggregate number of days that our vessels are off-hire due to any reason other than due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys by the number of days during which our vessels are employed. We use fleet utilization to measure our vessels’ condition and efficiency in servicing our clients whilst employed. Historically, our fleet has had a limited number of unscheduled off-hire days during the period of employment. In 2022, 2023 and 2024 our fleet utilization for each year was 98.4%, 98.9% and 99.5%, respectively. More specifically, in 2024 our containerships fleet utilization rate was 99.8% and our dry bulk fleet utilization rate was 98.9%. If the utilization pattern of our fleet changes, our financial results would be affected.

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

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2024. The table should be read together with the additional information provided in this section. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2022, 2023 and 2024 and the consolidated balance sheets at December 31, 2023 and 2024, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2020	2021	2022	2023	2024
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$460,319	$793,639	$1,113,859	$1,502,491	$1,849,860
Voyage revenue-related parties	—	—	—	—	210,087
Total voyage revenue	460,319	793,639	1,113,859	1,502,491	2,059,947
Income from investments in leaseback vessels	—	—	—	8,915	23,947
Total revenues	460,319	793,639	1,113,859	1,511,406	2,083,894
Voyage expenses	7,372	13,311	49,069	275,856	371,058
Charter-in hire expenses	—	—	—	340,926	706,569
Voyage expenses-related parties	6,516	11,089	15,418	13,993	21,566
Vessels’ operating expenses	117,054	179,981	269,231	258,088	240,207
General and administrative expenses	7,360	9,405	12,440	18,366	25,040
General and administrative expenses-non-cash component	3,655	7,414	7,089	5,850	8,427
Management and agency fees-related parties	21,616	29,621	46,735	56,254	59,281
Amortization of dry-docking and special survey costs	9,056	10,433	13,486	19,782	23,627
Depreciation	108,700	136,958	165,998	166,340	164,206
(Gain) / loss on sale of vessels, net	79,120	(45,894)	(126,336)	(112,220)	(3,788)
Loss on vessel held for sale	7,665	—	—	2,305	—
Vessels’ impairment loss	31,577	—	1,691	434	—
Foreign exchange (gains) / losses, net	300	(29)	(3,208)	(2,576)	5,440
Operating income	$60,328	$441,350	$662,246	$468,008	$462,261
Interest income	$1,827	$1,587	$5,956	$32,447	$33,185
Interest and finance costs	(68,702)	(86,047)	(122,233)	(144,429)	(133,123)
Swaps breakage cost	(6)	—	—	—	—
Equity gain on investments	16,195	12,859	2,296	764	12
Gain on sale of equity securities	—	60,161	—	—	—
Dividend income from investment in equity securities	—	1,833	—	—	—
Other, net	1,181	4,624	3,729	6,941	2,873
Gain / (loss) on derivative instruments, net	(1,946)	(1,246)	2,698	17,288	(48,874)
Total other expenses, net	$(51,451)	$(6,229)	$(107,554)	$(86,989)	$(145,927)
Net Income	$8,877	$435,121	$554,692	$381,019	$316,334
Earnings allocated to Preferred Stock	$(31,082)	$(31,068)	$(31,068)	$(31,068)	$(23,796)
Deemed dividend in redemption of Series E Preferred Stock	—	—	—	—	(5,446)
Gain on retirement of Preferred Stock	619	—	—	—	—
Net loss attributable to the non-controlling interest	—	—	263	4,730	3,585
Net income / (loss) available to Common Stockholders	$(21,586)	$404,053	$523,887	$354,681	$290,677
Earnings / (loss) per common share, basic and diluted	$(0.18)	$3.28	$4.26	$2.95	$2.44
Weighted average number of shares, basic and diluted	120,696,130	123,070,730	122,964,358	120,299,172	119,299,405
OTHER FINANCIAL DATA
Net cash provided by operating activities	$274,284	$466,494	$581,593	$331,368	$537,716
Net cash provided by / (used in) investing activities	(36,397)	(787,456)	42,488	79,093	(79,507)
Net cash provided by / (used in) financing activities	(241,862)	482,594	(166,051)	(396,815)	(505,477)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(3,975)	161,632	458,030	13,646	(47,268)
Dividends paid	(65,470)	(71,263)	(119,548)	(71,867)	(74,147)
BALANCE SHEET DATA (at year end)
Total current assets	$192,050	$426,124	$1,014,622	$1,117,661	$1,040,216
Total assets	3,010,516	4,407,041	4,896,229	5,287,022	5,148,687
Total current liabilities	206,974	370,027	423,090	662,770	745,560
Total long-term debt and finance lease liability, including current portion	1,465,619	2,467,321	2,607,534	2,391,644	2,072,364
Temporary equity – Redeemable non-controlling interest in subsidiary	—	—	3,487	629	(2,453)
Common stock	12	12	12	13	13
Total stockholders’ equity/net assets	1,348,820	1,725,899	2,156,950	2,438,760	2,571,059

	Average for the Year Ended December 31,
	2020	2021	2022	2023	2024
FLEET DATA
Number of vessels	60.0	83.6	116.7	111.4	105.6
TEU capacity (of our containerships)	417,980	521,389	542,264	514,978	512,989
DWT capacity (of our dry bulk vessels)*	—	1,252,917	2,442,106	2,508,358	2,716,305

*
Average dwt capacity for the year ended December 31, 2021 was calculated based on 201 days (the period from June 14, 2021 to December 31, 2021), given that we did not own any dry bulk vessels prior to June 14, 2021.

Voyage Revenue

Voyage revenues are primarily generated from time charter or voyage charter agreements. Voyage revenues are driven primarily by the number of owned and chartered-in vessels in our fleet, the amount of daily charter hire or freight rates that our owned and chartered-in vessels earn under time or voyage charter agreements and the number of operating days during which our owned and chartered-in vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the number of vessels that we charter-in, the amount of time that we spend positioning the vessels, the amount of time that the vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of the vessels and the levels of supply and demand in the containership and dry bulk charter markets.

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

During 2023, containership charter rates decreased by 36.3% on average due to the decrease of seaborne transported container volumes and the normalization of seaborne supply chains. During 2024, containership charter rates increased by 163% on average. The increase in charter rates was mainly attributable to a 5.4% increase in the volume of containers transported due to increased demand and a respective increase of 17.7% in TEU-miles mainly due to container vessels rerouting from the Suez Canal.

 During 2023, the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors, resulted in an average increase of 57% in time charter rates for Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively). During 2024, and especially in the second half of the year, time charter rates exhibited a significant decline resulting in a decrease of 52% for the year.

Charter-in hire Expenses

 Charter-in hire expenses include lease expenses which derive from our charter-in arrangements that are classified as operating leases. Lease expenses are recognized on a straight-line basis over the rental periods of each charter agreement. During the years ended December 31, 2022, 2023 and 2024 we chartered-in nil, 93 and 167 third-party vessels, respectively.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter and third parties that are unique to a particular charter. Under our time charter agreements, charterers assume the voyage expenses other than the commissions. Under our voyage charter agreements, we assume the voyage expenses other than the commissions. During 2023 and 2024, commissions charged represented 14% and 13% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2024, approximately 14% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management and Agency Fees

Effective from January 1, 2022, the daily fee increased from $956 per day per vessel to $1,020 per vessel. The total management fees paid by us to our managers during the years ended December 31, 2022, 2023 and 2024 amounted to $43.9 million, $44.6 million and $43.6 million, respectively. The amounts charged by our related party managers include amounts paid to third-party managers of $10.5 million, $14.5 million and $10.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. During the years ended December 31, 2023 and 2024, we paid agency fees of $11.7 million, in aggregate, and $15.7 million, in aggregate, respectively, charged by the Agency Companies in connection with the operations of Costamare Bulkers. During the fourth quarter of 2022 we paid agency fees of $2.8 million, in aggregate, charged by Local Agency A, Local Agency B and Local Agency C in connection with the operations of Costamare Bulkers. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

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

Gain / (Loss) on Sale of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In each of the years ended December 31, 2022, 2023 and 2024, we sold five, nine and ten vessels, respectively.

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

Gain / (Loss) on Derivative Instruments

We enter into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements to manage our exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Furthermore, we enter into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates, we enter into bunker swap agreements to hedge our relative exposure and we also enter into European Union Allowance (“EUA”) futures agreements to hedge our exposure to emissions. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. For a description of our existing derivative instruments, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

During the years ended December 31, 2024 and 2023, we had an average of 105.6 and 111.4 vessels, respectively, in our owned fleet. In addition, during the years ended December 31, 2024 and 2023, through CBI we chartered-in an average of 62.3 and 43.1 third-party dry bulk vessels, respectively. As of February 4, 2025, CBI has chartered-in 51 dry bulk vessels on period charters.

During the year ended December 31, 2024, we took delivery of the secondhand dry bulk vessels Miracle, Prosper, Frontier, Magnes, Alwine and August with an aggregate dwt of 843,679 and we sold the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery with an aggregate dwt of 433,033.

During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) we acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

In addition, during the year ended December 31, 2023, we acquired the secondhand dry bulk vessels Enna, Dorado and Arya with an aggregate dwt of 417,241 and we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182 and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus with an aggregate dwt of 248,655.

As of December 31, 2024, we have invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the years ended December 31, 2024 and 2023, our fleet ownership days totaled 38,661 and 40,652 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2023	2024	Change	Percentage Change

Voyage revenue	$1,502.5	$1,849.9	$347.4	23.1%
Voyage revenue – related parties	-	210.1	210.1	n.m.
Total voyage revenue	1,502.5	2,060.0	557.5	37.1%
Income from investments in leaseback vessels	8.9	23.9	15.0	168.5%
Voyage expenses	(275.9)	(371.1)	95.2	34.5%
Charter-in hire expenses	(340.9)	(706.6)	365.7	107.3%
Voyage expenses – related parties	(14.0)	(21.6)	7.6	54.3%
Vessels’ operating expenses	(258.1)	(240.2)	(17.9)	(6.9%)
General and administrative expenses	(18.4)	(25.0)	6.6	35.9%
Management and agency fees – related parties	(56.3)	(59.3)	3.0	5.3%
General and administrative expenses – non-cash component	(5.8)	(8.4)	2.6	44.8%
Amortization of dry-docking and special survey costs	(19.8)	(23.6)	3.8	19.2%
Depreciation	(166.3)	(164.2)	(2.1)	(1.3%)
Gain on sale of vessels, net	112.2	3.8	(108.4)	(96.6%)
Loss on vessels held for sale	(2.3)	-	(2.3)	n.m.
Vessels’ impairment loss	(0.4)	-	(0.4)	n.m.
Foreign exchange gains / (losses)	2.6	(5.4)	(8.0)	n.m.
Interest income	32.4	33.2	0.8	2.5%
Interest and finance costs	(144.4)	(133.1)	(11.3)	(7.8%)
Income from equity method investments	0.8	-	(0.8)	n.m.
Other	6.9	2.8	(4.1)	(59.4%)
Gain /(Loss) on derivative instruments, net	17.3	(48.9)	(66.2)	n.m.
Net Income	$381.0	$316.3

Vessels’ operational data	Year ended December 31,
	2023	2024	Change	Percentage Change
Average number of vessels	111.4	105.6	(5.8)	(5.2%)
Ownership days	40,652	38,661	(1,991)	(4.9%)
Number of vessels under dry-docking and special survey	25	12	(13)

Segmental Financial Information

The Company has four reportable segments and has identified the Chairman and Chief Executive Officer as the Chief Operation Decision Maker (CODM) in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation is relied upon not only for the reported segments’ results but also for the CODM’s view and estimates as to the future prospects of each segment. The tables below present information about the Company’s reportable segments for the years ended December 31, 2024 and 2023.

For the year ended December 31, 2024
(Expressed in millions of U.S. dollars)	Container vessels segment	Dry bulk vessels segment	CBI	NML
Voyage revenue	$864.6	$175.6	$809.7	$-
Intersegment voyage revenue	-	22.1	-	-
Voyage revenue -related parties	-	-	210.1	-
Income from investment in leaseback vessels	-	-	-	23.9
Total revenues	$864.6	$197.7	$1,019.8	$23.9

Less (1):
Voyage expenses	(25.8)	(21.0)	(325.3)	-
Charter-in hire expenses	-	-	(727.6)	-
Voyage expenses-related parties	(12.2)	(2.4)	(7.0)	-
Vessels’ operating expenses	(158.2)	(82.0)	-	-
Realized losses on FFAs and bunker swaps, net	-	-	(15.6)	-
Interest and finance costs	(99.5)	(22.7)	(1.9)	(10.1)
Other segment items (2)	(144.1)	(43.7)	-	-
Segment profit/ (loss)	$424.8	$25.9	$(57.6)	$13.8

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.
(2)
Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

For the year ended December 31, 2023
(Expressed in millions of U.S. dollars)	Container vessels segment	Dry bulk vessels segment	CBI	NML
Voyage revenue	$839.4	$155.9	$507.2	$-
Intersegment voyage revenue	-	11.9	-	-
Income from investment in leaseback vessels	-	-	-	8.9
Total revenues	$839.4	$167.8	$507.2	$8.9

Less (1):
Voyage expenses	(12.5)	(32.2)	(231.6)	-
Charter-in hire expenses	-	-	(352.4)	-
Voyage expenses-related parties	(11.9)	(2.1)	-	-
Vessels’ operating expenses	(161.2)	(96.9)	-	-
Realized losses on FFAs and bunker swaps, net	-	-	(4.7)	-
Interest and finance costs	(117.0)	(23.9)	(1.2)	(2.2)
Other segment items (2)	(142.1)	(44.1)	-	-
Segment profit/ (loss)	$394.7	$(31.4)	$(82.7)	$6.7

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.
(2)
Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2024 and December 31, 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2023	2024	Change	Percentage Change

Total voyage revenue	$1,502.5	$2,060.0	$557.5	37.1%
Accrued charter revenue (1)	3.3	(6.8)	(10.1)	n.m.
Amortization of time-charter assumed	(0.2)	(0.6)	(0.4)	n.m.
Total voyage revenue adjusted on a cash basis (2)	$1,505.6	$2,052.6	$547.0	36.3%

(1)	Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates.

(2)
Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On the Company—Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Total Voyage Revenue

Total voyage revenue increased by 37.1%, or $557.5 million, to $2,060.0 million during the year ended December 31, 2024, from $1,502.5 million during the year ended December 31, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to the increased volume of its operations year over year, (ii) increased charter rates in certain of our owned container and dry bulk vessels, (iii) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, three dry bulk vessels acquired during the third quarter of 2023 and six dry bulk vessels acquired during the year ended December 31, 2024, and (iv) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023; partly offset by revenue not earned by one container vessel and six dry bulk vessels sold during the year ended 2023 and ten dry bulk vessels sold during the year ended December 31, 2024.

Total voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 36.3%, or $547.0 million, to $2,052.6 million during the year ended December 31, 2024, from $1,505.6 million during the year ended December 31, 2023. Accrued charter revenue for the years ended December 31, 2024 and 2023 was a negative amount of $6.8 million and a positive amount of $3.3 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $23.9 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to (i) the income earned from NML’s operations for the entire year ended December 31, 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) and (ii) the increased volume of NML’s operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $371.1 million and $275.9 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased, year over year, mainly due to CBI’s increased volume of operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $706.6 million and $340.9 million for the years ended December 31, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI. Charter-in expenses increased, year over year, mainly due to CBI’s increased volume of operations during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Voyage Expenses – related parties

Voyage expenses – related parties were $21.6 million and $14.0 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider, (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively, and (iii) address commissions on certain charter-out agreements payable to a related agent since the second quarter of 2024. This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $240.2 million and $258.1 million during the years ended December 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,213 and $6,349 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $25.0 million and $18.4 million during the years ended December 31, 2024 and 2023, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $43.6 million and $44.6 million during the years ended December 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third-party managers of $10.5 million and $14.5 million for the years ended December 31, 2024 and 2023, respectively. Furthermore, during the years ended December 31, 2024 and 2023, agency fees of $15.7 million and $11.7 million, in aggregate, were charged by four related agents in connection with the operations of CBI.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the year ended December 31, 2024 amounted to $8.4 million, representing the value of the shares issued to a related service provider on March 29, 2024, June 28, 2024, September 30, 2024 and December 30, 2024. General and administrative expenses – non-cash component for the year ended December 31, 2023 amounted to $5.8 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $23.6 million and $19.8 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, 11 vessels underwent and completed its dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the year ended December 31, 2023, 23 vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the years ended December 31, 2024 and 2023 was $164.2 million and $166.3 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2024, we recorded a net gain of $3.8 million from (i) the sale of the dry bulk vessels Manzanillo, Progress and Konstantinos, each of which was classified as a vessel held for sale as of December 31, 2023, (ii) the sale of the dry bulk vessels Merida, Alliance and Pegasus, (iii) the sale of the dry bulk vessel Adventure which was classified as a vessel held for sale as of March 31, 2024 (initially classified as a vessel held for sale as of December 31, 2023), (iv) the sale of the dry bulk vessel Oracle which was classified as a vessel held for sale as of June 30, 2024 and (v) the sale of the dry bulk vessels Titan I and Discovery. During the year ended December 31, 2023, we recorded an aggregate net gain of $112.2 million from (i) the sale of the container vessel Oakland, which was classified as a vessel held for sale as of September 30, 2023, (ii) the sale of the container vessels Maersk Kalamata and Sealand Washington, each of which was classified as a vessel held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022), (iii) the sale of the dry bulk vessel Taibo, which was classified as a vessel held for sale as of March 31, 2023, (iv) the sale of the dry bulk vessels Peace, Pride, Cetus, Miner and Comity and (v) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”.

Loss on Vessels Held for Sale

We did not record any loss on any vessels held for sale during the year ended December 31, 2024. During the year ended December 31, 2023, we recorded a loss on vessels held for sale of $2.3 million, representing the expected loss from the sale of the dry bulk vessels Konstantinos and Progress during the next twelve-month period. Furthermore, during the year ended December 31, 2023, the dry bulk vessels Manzanillo and Adventure were classified as vessels held for sale but no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Vessels’ Impairment Loss

During the year ended December 31, 2024, no impairment loss was recorded. During the year ended December 31, 2023, we recorded an impairment loss in relation to two of our dry bulk vessels in the amount of $0.4 million in the aggregate.

Interest Income

Interest income amounted to $33.2 million and $32.4 million for the years ended December 31, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $133.1 million and $144.4 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Income /(Loss) from Equity Method Investments

Income/(loss) from equity method investments for the year ended December 31, 2024, was nil (income of $0.8 million for the year ended December 31, 2023) representing our share in jointly owned companies set up pursuant to the Framework Deed. During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as result we acquired the 100% equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel. As of December 31, 2023, two companies were jointly owned pursuant to the Framework Deed neither of which owned container vessels. As of December 31, 2024, there were no jointly owned companies pursuant to the Framework Deed.

Gain / (loss) on Derivative Instruments, net

As of December 31, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2024, the fair value of these instruments, in aggregate, amounted to a net liability of $7.4 million. During the year ended December 31, 2024, a net loss of $4.0 million has been included in OCI and a net loss of $48.9 million has been included in Gain / (loss) on Derivative Instruments, net.

Year ended December 31, 2023 compared to year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

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

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. As of February 12, 2025, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

On November 30, 2022, we announced our dry bulk operating platform. In connection with the establishment of the dry bulk operating platform, we initially invested $100 million and we agreed to invest up to an additional $100 million in the new line of business under certain conditions. As of February 12, 2025, we have invested an aggregate of $203.4 million and have extended unsecured loans to Costamare Bulkers in the amount of $85 million. See “Item 4. Information on the Company—A. History and Development of the Company”.

On March 16, 2023, we announced our investment in a leasing business. In connection with the investment, we agreed to invest up to $200 million in the new line of business as provided for in the Neptune Shareholders’ Agreement. As of February 12, 2025, we have invested an aggregate of $123.3 million. See “Item 4. Information on the Company—A. History and Development of the Company”.

As of December 31, 2024, we had total cash liquidity of $777.9 million, consisting of cash, cash equivalents and restricted cash.

As of February 12, 2025, we had three series of preferred stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock and approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Company funded the redemption with cash on hand.

As of December 31, 2024, we had an aggregate of $2.1 billion of indebtedness outstanding under various credit agreements, including our finance leases and other financing arrangements.

As of February 12, 2025, we had seven unencumbered vessels in the water.

Our common stock dividend policy and our preferred stock dividend obligations also impact our future liquidity needs. For more information regarding our dividend payments, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2024, May 6, 2024, August 6, 2024, November 6, 2024 and February 6, 2025, we issued 420,178 shares, 369,223 shares, 185,758 shares, 6,251 shares and 7,056 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates until August 6, 2024, after which Mr. Konstantakopoulos terminated his participation in the Dividend Reinvestment Plan.

On November 30, 2021, the Board of Directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time. During the year ended December 31, 2023, the Company acquired 6,267,808 common shares for a total amount of $60.0 million, with the average purchase price of $9.57 per share. During the year ended December 31, 2024, the Company did not acquire any common shares. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt, unsecured bond loans or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $294.7 million at December 31, 2024 and positive $454.9 million at December 31, 2023.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Finance Leases and Other Financing Arrangements”.

Cash Flows

	Year ended December 31,
	2023	2024
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$331.4	$537.7
Net Cash Provided by / (Used in) Investing Activities	$79.1	$(79.5)
Net Cash Used in Financing Activities	$(396.8)	$(505.5)

Years ended December 31, 2023 and 2024

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2024, increased by $206.3 million to $537.7 million, from $331.4 million for the year ended December 31, 2023. The increase is mainly attributable to the increased cash from operations during the year ended December 31, 2024 compared to the year ended December 31, 2023, to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the decrease in interest payments (including interest derivatives net receipts) during the year ended December 31, 2024 compared to the year ended December 31, 2023 and to the decreased dry-docking and special survey costs during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $79.5 million in the year ended December 31, 2024, which mainly consisted of (i) a settlement payment for the delivery of the secondhand dry bulk vessel Miracle, (ii) payments for the acquisition of the secondhand dry bulk vessels Prosper, Frontier, Magnes, Alwine and August, (iii) payments for upgrades for certain of our container and dry bulk vessels and (iv) net payments for investments into which NML entered; partly offset by proceeds we received from the sale of the dry bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance, Pegasus, Adventure, Oracle, Titan I and Discovery.

Net cash provided by investing activities was $79.1 million in the year ended December 31, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington, Maersk Kalamata and Oakland and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and (ii) the maturity of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our container and dry bulk vessels, payments for the acquisition of the secondhand dry bulk vessels Enna, Dorado and Arya, an advance payment for the acquisition of the secondhand dry bulk vessel Iron Miracle (“Miracle”) and net payments for investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $505.5 million in the year ended December 31, 2024, which mainly consisted of (i) $209.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $528.0 million we received from 18 debt financing agreements), (ii) $116.0 million we paid, in aggregate, for the full redemption of our Series E Preferred Stock, (iii) $105.0 million we paid for the full prepayment of our unsecured bond loan, (iv) $43.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024, the second quarter of 2024 and the third quarter of 2024 and (v) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024, April 15, 2024 to July 14, 2024 and July 15, 2024 to October 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

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

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

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

As of December 31, 2024, the interest rate on all of our existing credit facilities, finance leases and other financing arrangements is either a fixed rate or based on SOFR floating rates.

As of December 31, 2024, our existing credit facilities, finance leases and other financing arrangements have an aggregate outstanding balance of $2.1 billion. For more information on our Credit Facilities, Finance Leases and Other Financing Arrangements, please see Notes 11 and 12 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities, finance leases and other financing arrangements discussed below as at December 31, 2024:

Borrowers under Our Credit Facilities, Finance Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt
Quentin Shipping Co. and Sander Shipping Co.	64,250	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Reddick Shipping Co. and Verandi Shipping Co.	21,000	SOFR + Margin(2)	2027	Straight-line amortization
Ainsley Maritime Co. and Ambrose Maritime Co.	109,821	SOFR + Margin(2)	2031	Straight-line amortization with balloon
Hyde Maritime Co. and Skerrett Maritime Co.	104,596	Fixed Rate / SOFR + Margin(2)	2029	Straight-line amortization with balloon
Kemp Maritime Co.	52,825	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Achilleas Maritime Corp. et al.	33,492	SOFR + Margin(2)	2026-2027	Variable amortization with balloon
Costamare Inc.	27,750	SOFR + Margin(2)	2026	Straight-line amortization with balloon
Bastian et al.	199,390	SOFR + Margin(2)	2029	Variable amortization with balloon
Benedict et al.	294,762	SOFR + Margin(2)	2027	Straight-line amortization with balloon

Borrowers under Our Credit Facilities, Finance Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
Kalamata Shipping Corporation et al.	54,000	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Capetanissa Maritime Corp. et al.	18,917	SOFR + Margin(2)	2028	Straight-line amortization with balloon
Adstone Marine Corp. et al.	147,709	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Archet Marine Corp. et al.	72,000	SOFR + Margin(2)	2030	Variable amortization with balloon
Andati Marine Corp. et al.	84,931	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Silkstone Marine Corp. et al.	34,611	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 2	23,250	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 3	8,190	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 4	11,628	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 5	4,942	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 6	5,510	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 7	9,581	SOFR + Margin(2)	2029	Variable amortization with balloon
NML Loan 8	11,196	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 9	10,900	SOFR + Margin(2)	2028	Variable amortization with balloon
NML Loan 10	21,392	SOFR + Margin(2)	2028	Variable amortization with balloon
NML Loan 11	16,485	SOFR + Margin(2)	2028	Variable amortization with balloon
NML Loan 12	5,910	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 13	5,302	SOFR + Margin(2)	2028	Straight-line amortization with balloon

Borrowers under Our Credit Facilities, Finance Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
NML Loan 14	4,385	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 15	5,130	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Other Financing Arrangements
Barkley et al. Financing arrangements	339,396	Fixed Rate	2030-2031	Bareboat structure-fixed daily charter with balloon
Bertrand et al. Financing arrangements	245,236	Fixed Rate	2028	Variable amortization with balloon
Finance Leases
Sykes Maritime Co. Finance Lease	23,955	Fixed Rate	2025	Bareboat structure-fixed daily charter with balloon

(1)
The interest rates of long-term bank debt at December 31, 2024 ranged from 2.99% to 6.63%, and the weighted average interest rate as at December 31, 2024 was 4.9%. Such calculations have accounted for fixed rate long-term bank debt and interest rate swaps/caps.

(2)	The interest rate margin of long-term bank debt at December 31, 2024 ranged from 1.45% to 3.90%, and the weighted average interest rate margin as at December 31, 2024 was 2.2%.

The full prepayment of $105.0 million of the unsecured bonds issued by the Company’s wholly-owned subsidiary, Costamare Participations Plc, was made with cash on hand on November 25, 2024.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and/or our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make loans or assume financial obligations which are not subordinated to the respective credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person other than as per the provisions of the respective credit facilities;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued share capital.

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain at all times the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 110% to 125% of the then-outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•
the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1, however such covenant should not be considered breached unless the Company’s liquidity is less than 5% of the total debt;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; and

•	the market value adjusted net worth must at all times exceed $500 million.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.

The Company is not in default under any of its credit facilities.

Capital Expenditures

As of December 31, 2024, we had outstanding equity commitments of (i) $180 million in relation to the acquisition of six vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture); and (ii) $15 million in relation to the acquisition of two vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

As of February 12, 2025, we had outstanding equity commitments of (i) $180 million, as described above, in relation to the acquisition of six vessels through NML from a joint venture, as guarantor, and related entities; and (ii) $39.5 million in relation to the acquisition of five vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the year ended December 31, 2024 by approximately $5.0 million based upon our debt level during 2024.

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

Furthermore, as of December 31, 2024, we have entered into two cross-currency swap agreements to hedge the foreign exchange exposure with respect to the unsecured bond loan that was fully prepaid in November 2024 which was denominated in Euro. For more information on our two cross-currency swap agreements, refer to Notes 2, 22, 23 and 24 to our consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2024, approximately 14% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2024, we were engaged in 12 Euro/U.S. dollar contracts totaling $39.6 million at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.

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

Total seaborne container trade demand increased by 5.4% in 2024, compared to a minor increase of 0.7% in 2023. The primary reasons for such an increase, among others, were strong U.S. consumption and an increase of 17.7% in TEU-miles demand mainly due to container vessels rerouting around southern Africa to avoid the Suez Canal. As of January 2025, Clarksons Research estimates seaborne container trade demand in 2025 to increase by 2.8% compared to 2024.

Total containership supply grew at around 9.4% in 2024 and demolition activity remained at low levels.

According to Clarksons Research, idle containership fleet represented 2.1% of the total fleet at the end of 2024. Containership ordering in 2024 increased to 4.4 million TEU resulting in the orderbook of containership vessels being around 27% of the total fleet at the end of 2024; 74% of the orderbook consisted of vessels larger than 12,000 TEU. If the containership demand does not improve in the following years, there may be negative pressure on charter rates across the industry.

Total seaborne dry bulk trade demand increased by 3.3% in 2024 due to the increased seaborne demand for iron ore, coal, grains and other minerals. More specifically, seaborne demand for coal increased by 3.6% in 2024 and for iron ore by 3.4%.

The total supply of dry bulk vessels grew 3.0% during 2024, bringing the total fleet size to 1,034.2 million dwt. Ordering of new dry bulk vessels remained relatively slow for the entire year, and at the end of 2024, the total dry bulk vessel orderbook was 109.3 million dwt or 10.6% of the total fleet, with expected deliveries between 2025 and 2029.

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

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third-party valuations. Therefore, we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2024 resulted in no impairment loss being recorded. As of December 31, 2022 and 2023, our assessment concluded that $1.7 million and $0.4 million, respectively, of impairment loss should be recorded.

Charter rates are subject to change based on a variety of factors that we cannot control. If, as at December 31, 2023 and 2024, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2023		December 31, 2024
	No. of Container Vessels (*)	Amount ($ US Million) (**)	No. of Container Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	-	-	-	-
3-year historical average rate	-	-	-	-
1-year historical average rate	-	-	-	-

(*)	Number of container vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

	December 31, 2023		December 31, 2024
	No. of Dry bulk Vessels (*)	Amount ($ US Million) (**)	No. of Container Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	-	-	-	-
3-year historical average rate	-	-	-	-
1-year historical average rate	2	0.8	-	-

(*)	Number of dry bulk vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2024 and suggests that 7 of our 106 vessels in the water may have current market values below their carrying values (21 of our 106 vessels in the water as at December 31, 2023).

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2024 and 2023. For the calculation of the estimated market values, the Company used third-party valuations and the following methodology. For vessels with charters expiring before December 31, 2025 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2024), the Company uses charter free third-party valuations as at December 31, 2024. For all other vessels, the Company uses: (A) third-party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third-party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2024 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

Containership Fleet

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2023 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
1	Triton	14,424	2016	November 2018	100.7	96.6
2	Titan	14,424	2016	November 2018	101.3	97.2
3	Talos	14,424	2016	November 2018	101.6	97.5
4	Taurus	14,424	2016	November 2018	101.9	97.7
5	Theseus	14,424	2016	November 2018	102.3	98.1
6	YM Triumph	12,690	2020	July 2020	84.9	82.1
7	YM Truth	12,690	2020	August 2020	84.9	82.1
8	YM Totality	12,690	2020	September 2020	85.5	82.7
9	YM Target	12,690	2021	February 2021	86.4	83.6
10	YM Tiptop	12,690	2021	May 2021	87.6	84.9
11	Cape Akritas	11,010	2016	March 2021	73.7	70.7
12	Cape Tainaro	11,010	2017	March 2021	75.3	72.0
13	Cape Kortia	11,010	2017	March 2021	75.6	72.1
14	Cape Sounio	11,010	2017	March 2021	74.6	71.5
15	Cape Artemisio	11,010	2017	March 2021	73.5	70.4
16	Cosco Hellas	9,469	2006	July 2006	48.2	45.0
17	Zim Shanghai (ex. Cosco Guangzhou)	9,469	2006	February 2006	46.8	43.6
18	Beijing	9,469	2006	June 2006	47.6	44.5

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2023 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
19	Yantian	9,469	2006	April 2006	47.4	44.3
20	Yantian I (ex. Zim Yantian)	9,469	2006	March 2006	46.9	43.8
21	MSC Azov **	9,403	2014	January 2014	77.2	73.6
22	MSC Ajaccio **	9,403	2014	March 2014	74.8	74.5
23	MSC Amalfi	9,403	2014	April 2014	75.3	75.4
24	MSC Athens **	8,827	2013	March 2013	74.8	70.9
25	MSC Athos **	8,827	2013	April 2013	74.2	70.3
26	Valor	8,827	2013	June 2013	68.4	65.2
27	Value	8,827	2013	June 2013	68.5	65.3
28	Valiant	8,827	2013	August 2013	69.2	65.9
29	Valence	8,827	2013	September 2013	69.7	66.4
30	Vantage	8,827	2013	November 2013	69.7	66.5
31	Navarino *,**	8,531	2010	May 2010	72.7	68.8
32	Maersk Kleven	8,044	1996	September 2018	14.4	13.4
33	Maersk Kotka	8,044	1996	September 2018	13.8	12.9
34	Maersk Kowloon	7,471	2005	May 2017	13.6	12.9
35	Kure	7,403	1996	December 2007	13.4	12.7
36	Methoni	6,724	2003	October 2011	31.5	31.4
37	Porto Cheli	6,712	2001	June 2021	30.8	27.9
38	Tampa I (ex. Zim Tampa)	6,648	2000	June 2000	19.8	17.8
39	Zim America (ex. Maersk Kingston)	6,644	2003	April 2003	27.6	25.8
40	Zim Vietnam (ex. Maersk Kolkata)	6,644	2003	January 2003	28.0	25.1
41	Aries	6,492	2004	February 2021	11.8	11.2
42	Argus	6,492	2004	March 2021	11.5	11.0
43	Porto Germeno **	5,908	2002	June 2021	30.2	27.0
44	Glen Canyon	5,642	2006	March 2021	11.8	11.5
45	Porto Kagio **	5,570	2002	June 2021	30.7	27.5
46	Leonidio	4,957	2014	May 2017	16.7	18.7
47	Kyparissia	4,957	2014	May 2017	16.7	18.4
48	Megalopolis	4,957	2013	July 2018	21.8	21.0
49	Marathopolis	4,957	2013	July 2018	22.5	21.7
50	Gialova **	4,578	2009	August 2021	18.4	18.8
51	Dyros **	4,578	2008	January 2022	18.3	17.5
52	Norfolk **	4,259	2009	May 2021	24.4	24.6
53	Vulpecula	4,258	2010	December 2019	21.7	10.7
54	Volans	4,258	2010	December 2019	10.1	9.9
55	Virgo	4,258	2009	January 2020	9.7	13.1
56	Vela	4,258	2009	December 2019	20.7	8.9
57	Androusa **	4,256	2010	April 2021	19.5	18.6
58	Neokastro	4,178	2011	December 2020	9.8	9.4
59	Ulsan	4,132	2002	February 2012	18.4	16.5
60	Polar Brasil**	3,800	2018	June 2023	39.2	37.8
61	Lakonia	2,586	2004	December 2014	6.7	8.5
62	Scorpius	2,572	2007	September 2020	6.0	5.5
63	Etoile	2,556	2005	November 2017	8.4	7.9
64	Areopolis	2,474	2000	May 2014	5.8	5.2
65	Arkadia	1,550	2001	December 2023	5.0	4.7
66	Michigan	1,300	2008	April 2018	7.1	6.6
67	Trader	1,300	2008	April 2018	7.0	6.4
68	Luebeck	1,078	2001	August 2012	3.9	3.5
				TOTAL	2,967.9	2,825.2

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2023 and 2024.
*
Indicates container vessel which we believe, as of December 31, 2024, may have had fair value below its carrying value. As of December 31, 2024, we believe that the carrying value of this vessel was $3.3 million more than its market value.

**
Indicates container vessels which we believe, as of December 31, 2023, may have had fair values below their carrying values. As of December 31, 2023, we believe that the aggregate carrying value of these 12 vessels was $39.1 million more than their market value.

Dry Bulk Fleet

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2023 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
1	Frontier *	181,415	2012	July 2024	-	34.2
2	Miracle	180,643	2011	February 2024	-	26.1
3	Prosper	179,895	2012	June 2024	-	29.7
4	Dorado	179,842	2011	August 2023	23.2	25.9
5	Magnes	179,546	2011	November 2024	-	30.2
6	Enna	175,975	2011	August 2023	21.9	24.9
7	Aeolian	83,478	2012	August 2021	20.5	18.8
8	Greneta	82,166	2010	December 2021	18.0	16.7
9	Hydrus	81,601	2011	December 2021	16.8	16.0
10	Phoenix	81,569	2012	December 2021	19.2	18.0
11	Builder *,**	81,541	2012	June 2021	20.8	19.5
12	Farmer *,**	81,541	2012	September 2021	20.9	19.6
13	Sauvan	79,700	2010	July 2021	14.5	13.6
14	Rose *,**	76,619	2008	October 2021	17.2	15.6
15	Merchia	63,585	2015	December 2021	21.4	20.5
16	Dawn	63,561	2018	July 2021	21.7	21.7
17	Seabird	63,553	2016	July 2021	19.9	18.8
18	Orion	63,473	2015	November 2021	21.4	20.4
19	Damon	63,301	2012	December 2021	20.9	19.5
20	Arya	61,424	2013	September 2023	19.7	19.9
21	Alwine	61,090	2014	November 2024	-	24.0
22	August	61,090	2015	December 2024	-	25.2
23	Titan I (2)	58,090	2009	November 2021	14.2	-
24	Athena	58,018	2012	September 2021	15.1	14.1
25	Eracle	58,018	2012	July 2021	15.3	14.2
26	Pythias*,**	58,018	2010	December 2021	15.4	14.3
27	Norma**	58,018	2010	March 2022	15.0	14.0
28	Oracle(2),**	57,970	2009	January 2022	15.1	-
29	Uruguay	57,937	2011	September 2021	16.1	15.1
30	Curacao	57,937	2011	October 2021	16.2	15.1
31	Serena**	57,266	2010	August 2021	13.7	12.8
32	Pegasus(2),**	56,726	2011	June 2021	14.0	-
33	Libra*,**	56,701	2010	January 2022	15.0	13.8

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2023 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
34	Merida(2),**	56,670	2012	August 2021	14.7	-
31	Clara	56,557	2008	August 2021	13.8	12.4
35	Bermondi	55,469	2009	October 2021	14.8	14.6
36	Verity	37,163	2012	July 2021	13.6	12.6
37	Parity	37,152	2012	September 2021	13.9	12.9
38	Acuity	37,152	2011	July 2021	12.5	11.6
39	Equity**	37,071	2013	October 2021	15.1	14.0
40	Discovery(2)	37,019	2012	July 2021	13.8	-
41	Bernis	35,995	2011	July 2021	11.8	11.1
42	Alliance(2)	33,751	2012	July 2021	10.2	-
43	Resource	31,775	2010	September 2021	10.3	9.6
				TOTAL	627.6	691.0

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2023 and 2024.
(2)	Vessel sold in 2024.
*
Indicates dry bulk vessels which we believe, as of December 31, 2024, may have had fair values below their carrying values. As of December 31, 2024, we believe that the aggregate carrying value of these six vessels was $8.0 million more than their aggregate market value.

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

Name	Age	Position
Konstantinos Konstantakopoulos	55	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	56	Chief Financial Officer and Class II Director
Vagn Lehd Møller	78	Class II Director
Charlotte Stratos	70	Class III Director
Konstantinos Zacharatos	52	Class I Director
Anastassios Gabrielides	60	General Counsel and Secretary

The term of our Class III directors expires in 2025, the term of our Class I director expires in 2026 and term of our Class II directors expires in 2027.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our manager, which he wholly owns. He also controls, together with a member of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. Mr. Konstantakopoulos owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third-party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

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

Charlotte Stratos is a member of our board of directors. From 2008 to 2020, Ms. Stratos served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, she served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various positions with Bankers Trust Company, as Vice President to the Shipping Department involved exclusively with ship finance to Greek shipping companies, based in New York, London and Piraeus. From 2007 to 2016, she was an independent director of Hellenic Carriers Ltd. a shipping company listed on London’s AIM. From 2006 to 2008, she served at the board of Emporiki Bank. Ms. Stratos is currently an independent director of Okeanis Eco Tankers Corp., a tanker company listed on the NYSE and on the Oslo Stock Exchange.

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

B.	Compensation of Directors and Senior Management

Our independent non-executive directors receive annual fees in the amount of $80,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors do not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed and are compensated for their services by Costamare Shipping and/or Costamare Services. Our chief financial officer and a non-independent board member are also employed and compensated by Costamare Bulkers and were paid aggregate cash compensation of $506,801 for the fiscal year ending December 31, 2024.

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

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairperson of the committee. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

•
assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:

•
nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of stockholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D.	Employees

For each of the years ended December 31, 2022, 2023 and 2024, we had three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We did not pay any compensation to our officers for their services as officers. Our officers were employed by and received compensation for their services from Costamare Shipping and/or Costamare Services. As of December 31, 2024, our chief financial officer and another non-independent director were also employed by and received compensation from Costamare Bulkers.

As of December 31, 2024, Costamare Shipping, Costamare Services, Costamare Bulkers, the Agency Companies and the Neptune Manager in aggregate employed approximately 290 shore-based employees. Approximately 2,430 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships and dry bulk vessels that they manage. We believe the streamlining of crewing arrangements through our managers allows all of our vessels to be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years. As of December 31, 2023, our chief financial officer and another non-independent director were also employed by and received compensation from Costamare Bulkers. As of December 31, 2023, Costamare Shipping, Costamare Services, Costamare Bulkers, the Agency Companies and the Neptune Manager in aggregate employed approximately 270 shore-based employees. Approximately 2,500 seafarers were serving on our vessels. As of December 31, 2022, our chief financial officer was also employed by and received compensation for his services from Costamare Bulkers. As of December 31, 2022, Costamare Shipping and Costamare Services employed approximately 160 shore-based employees in total and approximately 2,700 seafarers were serving on our vessels, including vessels acquired under the Framework Deed. As of December 31, 2022, Costamare Bulkers had three shore-based employees, of which one was also employed by Costamare Services.

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

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 12, 2025 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 12, 2025 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 119,961,489 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock and 3,986,542 Series D Preferred Stock outstanding as of February 12, 2025. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Identity of Person or Group
Officers and Directors
Konstantinos Konstantakopoulos(1)	34,593,548	28.8%
Gregory Zikos	*
Konstantinos Zacharatos(2)	*
Vagn Lehd Møller	*
Charlotte Stratos	—
Anastassios Gabrielides(3)	—
All officers and directors as a group (six persons)	34,764,473	29.0%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	22,567,737	18.8%
Christos Konstantakopoulos(5)	19,051,588	15.9%

(1)
Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 13,973,469 shares of common stock directly and 20,620,079 shares of common stock indirectly through entities he controls. He also holds 12,800 shares of Series B Preferred Stock, 23,003 shares of Series C Preferred Stock and 50,000 shares of Series D Preferred Stock through an entity he controls, 0.6%, 0.6% and 1.3%, respectively, of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. He also held 5.7% of the issued and outstanding shares of Series E Preferred Stock as of July 15, 2024, when the Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.
(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock.
(4)
Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 18,407,585 shares of common stock directly and 3,380,152 shares of common stock indirectly through entities he controls and his immediate family owns 780,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock and 4,400 shares of Series C Preferred Stock, or 1.6% and 0.1% of the issued and outstanding shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

(5)	Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 19,051,588 shares of common stock directly.
*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of February 12, 2025, we had approximately 22,371 beneficial owners of our common stock.

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

Management Affiliations

Each of our containerships and dry bulk vessels is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third-party managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning subsidiary and the relevant manager. Costamare Shipping, itself or together with our sub-managers provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and, insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Navilands, one of the sub-managers, may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. The Agency Companies provide chartering and other services to Costamare Bulkers. The Neptune Manager provides to Neptune administrative, strategic, accounting and tax as well as insurance arrangements. Furthermore, the Neptune Manager provides vessel related services with respect to vessels being financed or to be financed by Neptune. Costamare Shipping, Local Agency A, Local Agency B, Local Agency D and the Neptune Manager are controlled by our chairman and chief executive officer. Local Agency C is controlled by our chief financial officer, Gregory Zikos. Costamare Services is controlled by our chairman and chief executive officer and a member of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% owned by our chairman and chief executive officer, provides brokerage services to our containership vessels.

Management and Services Agreements

On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping as most recently amended and restated on June 28, 2021 and as further amended on December 12, 2024. On November 2, 2015 our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services as amended and restated on June 28, 2021 and as further amended on December 12, 2024.

Costamare Shipping is the manager for our containerships and dry bulk vessels, and provides us with commercial, technical and other services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of February 12, 2025, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other sub-managers, provides our fleet of containerships and dry bulk vessels with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. As of February 12, 2025, Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. As of February 12, 2025, Navilands and Navilands (Shanghai) provide to certain of our vessel owning subsidiaries technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands and Navilands (Shanghai). Navilands and Navilands (Shanghai) provide services to us as submanagers of Costamare Shipping under the Framework Agreement and as such, the fee received by Costamare Shipping pursuant to the Framework Agreement will be reduced by any fees that we pay pursuant to the management agreements with Navilands and Navilands (Shanghai). Our managers and sub-managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services, as well as any sub-managers, including V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen, HanseContor or FML. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Compensation of Our Manager and Services Provider

Costamare Shipping provides us with commercial, technical and other services including technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services in respect of our vessels. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.

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

Costamare Shipping received in 2024 and 2023 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2024 and 2023 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2024 and 2023 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2025. For the years ended December 31, 2024 and December 31, 2023, Costamare Shipping and Costamare Services charged aggregate fees of $64.6 million and $63.7 million, respectively, including $10.5 million and $14.5 million for the years ended December 31, 2024 and 2023, respectively, charged by third-party managers. The fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the year ended December 31, 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.7 million for services provided in accordance with the relevant agreements, including $0.8 million charged by third-party managers. Furthermore, during the year December 31, 2023, Costamare Shipping charged, in aggregate, to the companies established pursuant to the Framework Deed and to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $3.0 million, for services provided in accordance with the relevant agreements, including $0.9 million charged by third-party managers.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2024, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for ten more consecutive one-year period until December 31, 2035. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

Our Manager’s Termination Rights. Costamare Shipping or Costamare Services may terminate the Framework Agreement or Services Agreement, respectively, prior to the end of its term if:

•	any moneys payable by us under the applicable agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;

•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping or Costamare Services, as applicable; or

•	there is a change of control of our Company or the vessel-owning subsidiaries, as applicable.

Our Termination Rights. We or our vessel-owning subsidiaries may terminate the Framework Agreement or the Services Agreement, respectively, prior to the end of its term in the following circumstances:

•
any moneys payable by Costamare Shipping or Costamare Services under or pursuant to the applicable agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping or Costamare Services, as applicable materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;

•	there is a change of control of Costamare Shipping or Costamare Services, as applicable; or

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

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Framework Agreement, and either Costamare Services or our vessel-owning subsidiaries may terminate the Services Agreement if:

•
the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•
the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’ or our winding up;

•
the other party is prevented from performing any obligations under the applicable agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	in the case of the Framework Agreement, all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

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

Costamare Shipping provides management services in respect of one container vessel, one dry bulk vessel and three offshore vessels privately owned or controlled by our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

V.Ships Greece, HanseContor, FML, Vinnen, Navilands and Navilands (Shanghai) provide and/or may provide services to third parties.

Agency Agreements

Costamare Bulkers Inc. entered into separate Agency Agreements for the provision of chartering and/or cargo sourcing and/or research services with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, and Local Agency D on November 20, 2023. On December 16, 2024, the Agency Agreements were most recently amended and restated such that each Local Agency can now provide its services to any dry bulk subsidiary of the Company, in addition to CBI. CBI may also charter out its vessels to Local Agency C. Local Agency A, Local Agency B and Local Agency D are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Local Agency C is controlled by our chief financial officer, Gregory Zikos.

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

In the year ended December 31, 2024, the Agency Companies received in aggregate a fee of $1.4 million provided in accordance with the respective Agency Agreements.

Tax Indemnity Deed

CBI also provides Local Agency C a tax indemnity in case of any tax disputes with local tax authorities relating to the characterization of the hire or freight revenue earned by Local Agency C on its charters as pass through payments.

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

Term and Termination Rights

Under the Neptune Management Agreement entered into between the Neptune Manager and Neptune:

(a)	The Neptune Manager may terminate the Neptune Management Agreement with immediate effect by notice if:

(i)	any moneys payable by Neptune under the Neptune Management Agreement have not been received by the Neptune Manager within a certain time period from relevant request by the Neptune Manager;

(ii)	the Manager is required by Neptune to take any action that contravenes applicable law or is unduly hazardous or improper or hazardous to any crew member of any vessel financed or other person; or

(iii)	an insolvency event of Neptune occurs.

(b)
Neptune may terminate the Neptune Management Agreement with immediate effect by notice if a material breach by the Neptune Manager occurs in the performance of its obligations under the said agreement and such breach (if curable) is not cured within a certain period.

Fees

In the year ended December 31, 2024, the Neptune Manager received 1.5% of the aggregate amount of all invested amount made through such year plus 0.8% of the aggregate amount of all undrawn commitments. In the year ended December 31, 2024, Neptune Manager charged an amount of $3.3 million in management fees.

NML Debt Financing

As of February 12, 2025, NML has committed to provide financing to a joint venture and related entities, subject to final documentation, in an amount up to $180 million in the form of sale and leaseback transactions. Our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family hold equity interests of approximately 17% each in the joint venture.

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

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos is permitted to engage in the restricted activities in the following circumstances: (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of up to, in the case of Konstantinos Konstantakopoulos, 19.99% of the outstanding voting securities of any publicly traded company, and in the case of Konstantinos Zacharatos, 20% of the outstanding voting securities of any publicly traded or private company, in each case that is engaged in the containership business.

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

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our vessels and a covered vessel majority-owned by either of them are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of February 12, 2025, with respect to one containership and one dry bulk vessel owned or controlled by Konstantinos Konstantakopoulos, but does not apply with respect to five containerships and one dry bulk vessel where Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest.

As of February 12, 2025, Konstantinos Konstantakopoulos, alone or in one instance with one of our non-independent board members, had an ownership interest in six containerships and two dry bulk vessels pursuant to waivers to or otherwise in compliance with the respective restrictive covenant agreement. We cannot rule out the possibility that additional such waivers will be granted by our Board of Directors in future periods.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of approximately 73 million shares entitled to these registration rights.

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010 as amended and restated on March 14, 2022, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection, among others, with the operation of our containership and dry bulk vessel businesses. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until August 6, 2024, members of the Konstantakopoulos family have reinvested in full or in part their cash dividends, receiving an aggregate of 21.3 million shares.

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

Other Transactions

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one containership (which is comparable to two of our vessels) and holds a passive interest in certain companies that own five containerships (which are comparable to 22 of our vessels). Mr. Konstantakopoulos also has a controlling interest in a company that owns one dry bulk vessel (which is comparable to six of our vessels) and holds a passive interest, together with members of his family, in a business involved in the ownership of one dry bulk vessel (which is comparable to 18 of our vessels). Mr. Konstantakopoulos may acquire additional vessels.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. After acquiring a number of both newbuild and secondhand container vessels, the commitment period ended on May 15, 2020. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.

Costamare Shipping had entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provided technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or together with V.Ships Greece directly or, upon being directed to do so, through V.Ships Shanghai. During the years ended December 31, 2023 and 2024, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $2.0 million and nil, respectively, for services provided in accordance with the respective management agreements, including $0.5 million and nil, respectively, charged by third-party managers.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our containerships and to the containerships acquired pursuant to the Framework Deed, as well as to other third-party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, controls 50% of Blue Net. Blue Net provided until August 2021 chartering brokerage services in exchange for a fee to the vessels belonging to a chartering pool which included one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company 50% owned by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.

Konstantinos Konstantakopoulos owns 47.5% of the shares and voting rights of the International Institute of Maritime Education (“IIME”), which cooperates with the Business College of Athens, a private educational institution, for the provision of the certain on-line academic bachelor’s or master’s degrees in Maritime Business, Ship Management, Marine Engineering Management and Maritime Cyber Security. The Company agreed to offer grants of up to €2,000 per seafarer towards the fees for the aforementioned degrees or any individual course offered thereunder leading to a certificate or diploma from the Business College of Athens, up to €200,000 in total grants in each of 2023 and 2024 for enrollment up to October 2023 and October 2024, respectively. Additionally, IIME is providing a discount to our seafarers of up to 30% of the total fees per student, depending on the qualification sought.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

A subsidiary of the Company and Costamare Shipping were defendants and third-party defendants to lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California. The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”). The claimants in the lawsuit alleged that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleged that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day. On December 22, 2023, the California Department of Fish and Wildlife’s Office of Spill Prevention and Response issued a notice of violation to the Company’s subsidiary and Costamare Shipping alleging that they violated California Government Code sections 8670.20 and 8670.25.5(a)(1), which relate to notification of vessel disability or reporting of discharge or threatened discharge of oil and seeking civil administrative penalties. The Company’s subsidiary and Costamare Shipping have now settled all pending claims relating to the October 2021 oil spill. In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping have admitted liability. The payments that were required under these settlement agreements will be fully covered by insurance.

In 2022, eight subsidiaries of the Company served notices of termination for a total of eight newbuild vessels on order at a Chinese shipyard due to default by the shipyard, and they are currently in arbitration with the shipyard in connection with the terminations.

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

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rate for the Series E Preferred Stock was 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share). The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The dividend rates are not subject to adjustment.

We paid dividends to holders of our Preferred Stock as per the table below:

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
October 15, 2013	$0.365400	—	—	—
January 15, 2014	$0.476563	—	—	—
April 15, 2014	$0.476563	$0.495833	—	—
July 15, 2014	$0.476563	$0.531250	—	—
October 15, 2014	$0.476563	$0.531250	—	—
January 15, 2015	$0.476563	$0.531250	—	—
April 15, 2015	$0.476563	$0.531250	—	—
July 15, 2015	$0.476563	$0.531250	$0.376736	—
October 15, 2015	$0.476563	$0.531250	$0.546875	—
January 15, 2016	$0.476563	$0.531250	$0.546875	—
April 15, 2016	$0.476563	$0.531250	$0.546875	—
July 15, 2016	$0.476563	$0.531250	$0.546875	—
October 17, 2016	$0.476563	$0.531250	$0.546875	—
January 17, 2017	$0.476563	$0.531250	$0.546875	—
April 17, 2017	$0.476563	$0.531250	$0.546875	—
July 17, 2017	$0.476563	$0.531250	$0.546875	—
October 16, 2017	$0.476563	$0.531250	$0.546875	—
January 16, 2018	$0.476563	$0.531250	$0.546875	—
April 16, 2018	$0.476563	$0.531250	$0.546875	$0.462240
July 16, 2018	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2018	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
January 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
April 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2022	$0.476563	$0.531250	$0.546875	$0.554688
October 17, 2022	$0.476563	$0.531250	$0.546875	$0.554688
January 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
April 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
July 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
October 16, 2023	$0.476563	$0.531250	$0.546875	$0.554688
January 16, 2024	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2024	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2024	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2024	$0.476563	$0.531250	$0.546875	—
January 15, 2025	$0.476563	$0.531250	$0.546875	—

Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, February 5, 2021 and May 6, 2021, and $0.115 per share on August 5, 2021, November 5, 2021, February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022, February 7, 2023, May 5, 2023, August 7, 2023, November 6, 2023, February 7, 2024, May 6, 2024, August, 6, 2024, November 6, 2024 and February 6, 2025. On May 5, 2022, we also paid a special dividend of $0.50 per share.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2024, May 6, 2024, August 6, 2024, November 6, 2024 and February 6, 2025, we issued 420,178 shares, 369,233 shares, 185,758 shares, 6,251 shares and 7,056 shares, respectively, pursuant to the Dividend Reinvestment Plan. Our Chairman and CEO, Konstantinos Konstantakopoulos, reinvested all his cash dividends on the aforementioned dates until August 6, 2024, after which Mr. Konstantakopoulos terminated his participation in the Dividend Reinvestment Plan.

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

Set out below is a table showing the dividends paid in 2020, 2021, 2022, 2023 and 2024.

	Year Ended December 31,
	2020	2021	2022	2023	2024	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$34.3	$40.2	$88.4	$39.1	$43.5	$245.5
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	13.8	12.6	30.3	16.3	11.3	84.3
Preferred Stock dividends paid	31.2	31.1	31.1	31.1	28.5	153.0
Total	$79.3	$83.9	$149.8	$86.5	$83.3	$482.8

B.          Significant Changes

See “Item 18. Financial Statements—Note 25. Subsequent Events” below.

ITEM 9.	THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of (i) 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2024, 130,958,943 shares were issued, of which 11,004,510 were treasury shares and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2024: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; and 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Company funded the redemption with cash on hand. All of our shares of stock are in registered form.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “— Stockholder Rights Plan”, 2,000,000 shares have been designated (currently 1,970,649 shares remain outstanding) Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated (currently 3,973,135 shares remain outstanding) Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated (currently 3,986,542 shares remain outstanding) Series D Cumulative Redeemable Perpetual Preferred Stock and 686,000 shares have been designated as Series E Cumulative Redeemable Perpetual Preferred Stock (currently no shares remain outstanding), and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

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

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•
10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

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

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

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

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

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

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•
any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

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

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort.

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock and 686,000 shares have been designated as Series E Cumulative Redeemable Perpetual Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

(f)
Services Agreement dated November 2, 2015, as amended and restated on June 28, 2021 and as further amended on December 12, 2024, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(g)
Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(h)
Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, on June 28, 2021 and as further amended on December 12, 2024, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

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

“Shipping income” means income that is derived from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source gross transportation income if:

(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b)	either

(i)
more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)
its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

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

Our U.S. source gross transportation income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(b)
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in us having, such a fixed place of business in the United States.

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

Distributions on Our Common Stock and Preferred Stock

Subject to the discussion of PFICs below, any distributions with respect to our common stock or Preferred Stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. Federal tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock or Preferred Stock (on a dollar-for-dollar basis) and thereafter as capital gain.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”; provided that:

(a)	the common stock or Preferred Stock, as the case may be, is readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);

(c)	you own our common stock or our Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

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

(a)
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered substantially all our vessels to unrelated charterers on the basis of voyage and time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, for each year during which you own our common stock, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common stock.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. Federal tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock or Preferred Stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock or Preferred Stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock or Preferred Stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock or Preferred Stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

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

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock or Preferred Stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock or Preferred Stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock or Preferred Stock. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock or Preferred Stock;

(ii)
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock or Preferred Stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. Federal tax purposes.

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

Sale, Exchange or Other Disposition of Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or Preferred Stock, unless:

(a)
the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty; or

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

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;

(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

(3)	in certain circumstances, fail to comply with applicable certification requirements.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. The information contained on or connected to our website is not part of this annual report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We intend to furnish the 2024 Annual Report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the year ended December 31, 2024 by approximately $5.0 million based upon our debt level during 2024.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2025	5.5
2026	4.6
2027	3.8
2028	2.9
2029	1.2

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

As of December 31, 2023 and 2024, we had interest rate swap and interest rate cap agreements with an outstanding notional amount of $1,137.8 million and $805.0 million, respectively. The fair value of these interest rate swaps and caps outstanding at December 31, 2023 and 2024, amounted to an asset of $47.1 million and an asset of $31.6 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps and caps range between June 2026 and March 2031.

(b)          Interest rate swaps and interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2023 and 2024, we did not hold any interest rate swaps or interest rate caps that did not qualify for hedge accounting.

(c)          Cross currency swap agreements that do not meet the criteria for hedge accounting: We have entered into two cross-currency swap agreements, which converted our variability of the interest and principal payments in Euro into USD functional currency cash flows with specific borrowings that were repaid in 2024, in order to hedge our exposure to fluctuations deriving from Euro. As of December 31, 2024, we had two cross-currency swap agreements that are designated as cash flow hedging instruments for accounting purposes and they do not meet the criteria for hedge accounting. As of December 31, 2024, these two cross-currency swap agreements had an aggregate outstanding notional amount of $122.4 million and their fair value amounted to a liability of $18.4 million. Both mature in November 2025.

(d)          Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2024, approximately 14% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2024, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $39.6 million at an average forward rate of Euro/U.S. dollar 1.0837 expiring in monthly intervals up to December 2025.

As of December 31, 2023, the Company was engaged in 24 Euro/U.S. dollar contracts totaling $78.6 million at an average forward rate of Euro/U.S. dollar 1.0730 expiring in monthly intervals up to December 2025.

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

During the year ended December 31, 2024, we entered into a series of forward freight agreements. We use the freight derivatives to establish market positions. We also use the freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market. Our forward freight agreements are cleared on a daily basis through clearing houses. Customary requirements for trading in forward freight agreements include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred.

As of December 31, 2024, the fair value of our outstanding freight derivatives was a net liability of $19.2 million. An increase in the daily forward rates of $5,000 would increase the fair value of our outstanding freight derivatives by $43.5 million and vice versa, as of December 31, 2024. In 2024, we recorded a net loss on our freight derivatives of $47.7 million.

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

During the year ended December 31, 2024, we entered into a series of bunker swaps. We use bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2024, the fair value of our outstanding bunker swap agreements was a net liability of $0.4 million. An increase in the daily forward prices of $100 would increase the fair value of our outstanding bunker derivatives by $4.6 million and vice versa, as of December 31, 2024. In 2024, we recorded a net gain of $3.8 million on our bunker swaps.

EUA futures agreements

From time to time, we enter into EUA futures agreements to manage our exposure to emissions. We use EUA futures as an economic hedge to reduce the risk on EUAs price differentials. Our EUA futures agreements do not qualify as cash flow hedges for accounting purposes and, as a result, changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. EUA futures agreements are treated as assets/liabilities until they are settled.

During the year ended December 31, 2024, we entered into a series of EUA futures agreements. As of December 31, 2024, the fair value of our outstanding EUA futures agreements was an asset of $0.3 million. An increase in the daily forward prices of €10 would increase the fair value of our outstanding EUA derivatives by $0.2 million and vice versa, as of December 31, 2024. In 2024, we recorded a net gain of $0.3 million on our EUA futures agreements.

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

A.	Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on October 19, 2010, that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association— Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of our internal control over financial reporting as of December 31, 2024 management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2024, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024 which is incorporated by reference into Item 15.C. below.

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

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, we made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://www.costamare.com/ethics. The information contained on or connected to our website is not part of this annual report.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2024.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2024 and 2023 and breaks down these amounts by the category of service.

	2024	2023
Audit fees	€1,105,000	€800,000
Audit-related fees	€12,000	€18,000
Tax fees	€18,769	€32,314
All other fees	€-	-
Total fees	€1,135,769	€850,314

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2024 and 2023 and for the review of the interim financial information. Audit fees also include fees for any services associated with audits of subsidiaries of the Company and with registration statements, reports and documents filed with the SEC.

Audit-Related Fees

Audit-related fees represent compensation for assurance professional services rendered that are reasonably related to the performance of the audit or review of financial statements and are not included in “Audit Fees.”

Tax fees

Tax fees include fees billed for tax compliance services, including services such as tax planning and advice for the years ended December 31, 2023 and December 31, 2024.

All other fees

All other fees in 2023 and 2024 amounted to nil and nil, respectively, and relate to permissible non-audit services. All other fees are approved by the Audit Committee.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

During the year ended December 31, 2022, the Company acquired, under the share purchase program, 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share, including commissions. During the year ended December 31, 2023, the Company acquired, under the share purchase program, 6,267,808 common shares for a total amount of $60.0 million, with the average purchase price of $9.57 per share, including commissions. During the year ended December 31, 2024, the Company did not acquire any common shares under the share purchase program.

Set forth below are the common shares purchased or received in 2024 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2024
February 2024	376,678	(1)
March 2024	74,800	(2)
April 2024
May 2024	330,718	(1)
June 2024	74,800	(2)
July 2024
August 2024	151,830	(1)
September 2024	74,800	(2)
October 2024
November 2024
December 2024	74,800	(2)
Total	1,158,426

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.
(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, gift and other dispositions of our securities by directors, officers and employees of the Company and its subsidiaries as well as directors, officers and employees of Costamare Shipping Company S.A., other affiliated managers or consultants and agents or service providers which provide services to the Company as well as their family members, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Policy Statement for Trading in Company Securities is attached as Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

The safe and efficient operation of our business including, but not limited to, billing, disbursements, accounting, vessel scheduling and vessel operations is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. Our processes for assessing, identifying and managing material risks from cybersecurity threats include:

•	periodic discussion and assessment of perceived material risks from cybersecurity;

•	internal and external system assessments such as penetration and vulnerability testing;

•	system protection measures, such as email filtering and access management;

•	regular threat monitoring, both against the Company and against other companies in the industry;

•	incident response procedures, for identification, reporting and remediation;

•	analysis of cybersecurity incidents and results of security operations monitoring;

•	regular employee training;

•	compliance procedures in place designed to assist in complying with mandatory data protection legislation; and

•	the existence and periodic review of internal cybersecurity policies.

We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with our use of our managers and other service providers. More specifically, we periodically discuss with our key third-party managers technical and organizational measures in terms of cybersecurity. In terms of Software as a Service (“SaaS”) providers, we monitor the relevant IT security measures through receiving and assessing third-party assurance reports. The results of these processes are taken into consideration in our annual risk assessment process, during which we identify mitigating actions and new security initiatives.

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

The key individuals responsible for the overall assessment and management of material risks from cybersecurity threats include the head of the IT function of Costamare Shipping and our general counsel. The head of our IT function possesses approximately 25 years of experience with informational technology and cybersecurity risk management and our general counsel employs extensive regulatory, risk assessment and organizational experience in oversight of our internal processes.

They receive information regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents and proceed with necessary actions such as:

•	updating relevant policies and procedures;
•	implementing additional technical and organizational measures to reduce the level of cyber risk;
•	engaging specialized third-party service providers;
•	assessing the materiality and determination of disclosure obligations (in the event of a cybersecurity incident); and
•	reporting to the Audit Committee.
Where events occur that do not escalate to cybersecurity incidents, the details of the relevant assessments are communicated to the general manager on an as-needed basis. However, if we were to become the subject of a cybersecurity incident, according to our policies, the key management would take the following steps:

•	conduct an incident investigation;
•	conduct an incident evaluation and classification;
•	internal escalation to our executives;
•	containment of the incident and recovery of any affected infrastructure;
•	conduct a materiality assessment;
•	determine reporting obligations; and
•	report to the Audit Committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-63 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)
1.2	First Amended and Restated Bylaws(1)
2.1	Description of Securities
4.1	Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on July 1, 2021 between Costamare Inc. and Konstantinos Konstantakopoulos(2)
4.2	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(3)
4.3	Trademark License Agreement dated November 3, 2010, as amended and restated on March 14, 2022 between Costamare Inc. and Costamare Shipping Company S.A.(4)
4.4	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(5)
4.5
Services Agreement dated November 2, 2015, as amended and restated on June 28, 2021 by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(7)

4.6	Amended and Restated Registration Rights Agreement dated as of November 27, 2015 between Costamare Inc. and the Stockholders named therein(6)
4.7	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(8)
4.8
Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, and as further amended and restated on June 28, 2021 by and between Costamare Inc. and Costamare Shipping Company S.A.(2)

4.9	Local Service Agreement dated November 14, 2022, as amended and restated on December 16, 2024, between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH
4.10	Local Service Agreement dated November 14, 2022, as amended and restated on December 16, 2024, between Costamare Bulkers Inc. and Costamare Bulkers Services ApS
4.11	Local Service Agreement dated November 14, 2022, as amended and restated on December 16, 2024, between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd.
4.12	Local Service Agreement dated November 20, 2023, as amended and restated on December 16, 2024, between Costamare Bulkers Inc. and Costamare Bulkers Services Co., Ltd.
4.13
Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated March 14, 2023, by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited(9)

4.14	Amended and Restated Management Services Agreement dated March 14, 2023, among Neptune Maritime Leasing Limited and Neptune Global Financing Limited(9)
4.15	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Inc. with Navilands Container Management Ltd.(4)
4.16	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Inc. with Navilands Bulker Management Ltd.(4)
4.17	Tax Indemnity Deed dated April 30, 2024 between Costamare Bulkers Services Pte. Ltd. and Costamare Bulkers Inc.
8.1	List of Subsidiaries of Costamare Inc.
11.1	Policy Statement for Trading in Company Securities
12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer
13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Incentive Compensation Recovery Policy(4)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema

Exhibit No.	Description
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(2)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on August 10, 2021 and hereby incorporated by reference to such Form 6-K.
(3)
Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), declared effective by the SEC on November 3, 2010 and hereby incorporated by reference to such Registration Statement.

(4)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024 and hereby incorporated by reference to such Annual Report.

(5)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(6)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Annual Report.

(7)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on August 24, 2021 and hereby incorporated by reference to such Form 6-K.
(8)
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

Dated: February 20, 2025

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2025 expressed an unqualified opinion thereon.

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

Impairment of vessels

Description of the Matter

At December 31, 2024, the carrying value of the Company’s vessels was $3,387,012 thousand. As discussed in Notes 2(k), and 7 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. As part of the assessment performed, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value to conclude whether indicators of impairment exist. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel. During the year ended December 31, 2024, the Company recognized no impairment charge for any of its vessels.

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

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates used by management for non-contracted revenue days, with historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We assessed the adequacy of the Company’s disclosures in Notes 2(k), and 7 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company's auditor since 2009. We have previously also served as the auditor of combined financial statements which included certain of the Company’s subsidiaries since at least 1988, but we are unable to determine the specific year.

Athens, Greece

February 20, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 20, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 20, 2025

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	December 31, 2023	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$745,544	$704,633
Restricted cash (Note 2(e))	10,645	18,145
Margin deposits (Note 22(d))	13,748	45,221
Accounts receivable, net (Note 3)	50,684	45,509
Inventories (Note 6)	61,266	57,656
Due from related parties (Note 3)	4,119	7,014
Fair value of derivatives (Notes 22 and 23)	33,310	10,607
Insurance claims receivable	18,458	10,881
Time charter assumed (Note 14)	405	195
Accrued charter revenue (Note 14)	9,752	11,929
Short-term investments (Note 5)	17,492	18,499
Investment in leaseback vessels (Note 12(b))	27,362	30,561
Net investment in sales type lease vessels, current (Note 12(c))	22,620	12,748
Prepayments and other assets	61,949	66,618
Vessels held for sale (Note 7)	40,307	-
Total current assets	1,117,661	1,040,216
FIXED ASSETS, NET:
Vessels and advances, net (Note 7)	3,446,797	3,387,012
Total fixed assets, net	3,446,797	3,387,012
OTHER NON-CURRENT ASSETS:
Equity method investments (Note 10)	552	-
Investment in leaseback vessels, non-current (Note 12(b))	191,674	222,088
Accounts receivable, net, non-current (Note 3)	5,586	3,560
Deferred charges, net (Note 8)	72,801	71,807
Finance leases, right-of-use assets (Note 12(a))	39,211	37,818
Due from related parties, non-current (Note 3)	-	2,175
Net investment in sales type lease vessels, non-current (Note 12(c))	19,482	6,734
Restricted cash, non-current (Note 2(e))	69,015	55,158
Time charter assumed, non-current (Note 14)	269	74
Accrued charter revenue, non-current (Note 14)	10,937	2,688
Fair value of derivatives, non-current (Notes 22 and 23)	28,639	21,382
Operating leases, right-of-use assets (Note 13)	284,398	297,975
Total assets	$5,287,022	$5,148,687
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$347,027	$317,865
Accounts payable	46,769	49,425
Due to related parties (Note 3)	3,172	6,833
Finance lease liability (Note 12 (a))	2,684	23,877
Operating lease liabilities, current portion (Note 13)	160,993	205,172
Accrued liabilities	39,521	31,885
Unearned revenue (Note 14)	52,177	47,813
Fair value of derivatives (Notes 22 and 23)	3,050	34,221
Other current liabilities	7,377	28,469
Total current liabilities	662,770	745,560
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	1,999,193	1,716,204
Finance lease liability, net of current portion (Note 12 (a))	23,877	-
Operating lease liabilities, non-current portion (Note 13)	114,063	87,424
Fair value of derivatives, non-current portion (Notes 22 and 23)	11,194	5,174
Unearned revenue, net of current portion (Note 14)	27,352	14,620
Other non-current liabilities	9,184	11,099
Total non-current liabilities	2,184,863	1,834,521
COMMITMENTS AND CONTINGENCIES (Note 15)	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 16)	629	(2,453)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 17)	-	-
Common stock (Note 17)	13	13
Treasury stock (Note 17)	(120,095)	(120,095)
Additional paid-in capital	1,435,294	1,336,646
Retained earnings	1,045,932	1,279,605
Accumulated other comprehensive income (Notes 22 and 24)	21,387	17,345
Total Costamare Inc. stockholders’ equity	2,382,531	2,513,514
Non-controlling interest (Note 1)	56,229	57,545
Total stockholders’ equity	2,438,760	2,571,059
Total liabilities and stockholders’ equity	$5,287,022	$5,148,687

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Income

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2022	2023	2024
REVENUES:
Voyage revenue (Note 19)	$1,113,859	$1,502,491	$1,849,860
Voyage revenue – related parties (Notes 3 and 19)	-	-	210,087
Total voyage revenue	1,113,859	1,502,491	2,059,947
Income from investments in leaseback vessels	-	8,915	23,947
Total revenues	1,113,859	1,511,406	2,083,894
EXPENSES:
Voyage expenses	(49,069)	(275,856)	(371,058)
Charter-in hire expenses (Note 2(q))	-	(340,926)	(706,569)
Voyage expenses-related parties (Note 3)	(15,418)	(13,993)	(21,566)
Vessels’ operating expenses	(269,231)	(258,088)	(240,207)
General and administrative expenses	(9,737)	(15,674)	(22,091)
General and administrative expenses – related parties (Note 3)	(9,792)	(8,542)	(11,376)
Management and agency fees-related parties (Note 3)	(46,735)	(56,254)	(59,281)
Amortization of dry-docking and special survey costs (Note 8)	(13,486)	(19,782)	(23,627)
Depreciation (Notes 7, 12 and 24)	(165,998)	(166,340)	(164,206)
Gain on sale of vessels, net (Notes 7 and 12 (c))	126,336	112,220	3,788
Loss on vessels held for sale (Note 7)	-	(2,305)	-
Vessels’ impairment loss (Notes 7 and 8)	(1,691)	(434)	-
Foreign exchange gains / (losses)	3,208	2,576	(5,440)
Operating income	662,246	468,008	462,261
OTHER INCOME / (EXPENSES):
Interest income	5,956	32,447	33,185
Interest and finance costs (Note 20)	(122,233)	(144,429)	(133,123)
Income from equity method investments (Note 10)	2,296	764	12
Other, net	3,729	6,941	2,873
Gain / (loss) on derivative instruments, net (Note 22)	2,698	17,288	(48,874)
Total other expenses, net	(107,554)	(86,989)	(145,927)
Net income	$554,692	$381,019	$316,334
Net loss attributable to the non-controlling interest (Note 16)	263	4,730	3,585
Net income attributable to Costamare Inc.	$554,955	$385,749	$319,919
Earnings allocated to Preferred Stock (Note 18)	(31,068)	(31,068)	(23,796)
Deemed dividend in redemption of Series E Preferred Stock (Note 17)	-	-	(5,446)
Net income available to Common Stockholders	$523,887	$354,681	$290,677
Earnings per common share, basic and diluted (Note 18)	$4.26	$2.95	$2.44
Weighted average number of shares, basic and diluted (Note 18)	122,964,358	120,299,172	119,299,405

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2022	2023	2024
Net income for the year	$554,692	$381,019	$316,334
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 22 and 24)	46,435	(29,876)	(9,968)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 20, 22 and 24)	1,286	4,354	6,084
Effective portion of changes in fair value of cash flow hedges (Notes 22 and 24)	868	425	(157)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Notes 22 and 24)	63	63	63
Other comprehensive income / (loss) for the year	$48,652	$(25,034)	$(3,978)
Other comprehensive gain attributable to the non-controlling interest (Note 24)	-	-	(64)
Other comprehensive income / (loss) attributable to Costamare Inc.	$48,652	$(25,034)	$(4,042)

Total comprehensive income for the year	$603,344	$355,985	$312,356
Comprehensive loss attributable to the non-controlling interest (Notes 16 and 18)	263	4,730	3,585
Total comprehensive income for the year attributable to Costamare Inc.	$603,607	$360,715	$315,877

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)			Preferred Stock (Series D)			Preferred Stock (Series C)			Preferred Stock (Series B)			Common Stock		Treasury Stock
	# of shares	Par value		# of shares	Par value		# of shares	Par value		# of shares	Par value		# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	(Accumulated deficit)/ Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2022	4,574,100		$-	3,986,542		$-	3,973,135		$-	1,970,649		$-	123,985,104	$12	-	$-	$1,386,636	$(2,231)	$341,482	$1,725,899	$-	$1,725,899
- Net income	-		-	-		-	-		-	-		-	-	-	-	-	-	-	554,955	554,955	-	554,955
- Issuance of common stock (Notes 3 and 17)	-		-	-		-	-		-	-		-	3,053,309	-	-	-	37,318	-	-	37,318	-	37,318
- Repurchase of common stock (Note 17)	-		-	-		-	-		-	-		-	-	-	(4,736,702)	(60,095)	-	-	-	(60,095)	-	(60,095)
- Dividends – Common stock (Note 17)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(118,711)	(118,711)	-	(118,711)
- Dividends – Preferred stock (Note 17)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(31,068)	(31,068)	-	(31,068)
- Other comprehensive income (Note 22 and 24)	-		-	-		-	-		-	-		-	-	-	-	-	-	48,652	-	48,652	-	48,652
BALANCE, December 31, 2022	4,574,100		$-	3,986,542		$-	3,973,135		$-	1,970,649		$-	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$-	$2,156,950
-Acquisition of non-controlling interest (Note 1)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	-	-	34,132	34,132
- Net income (1)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	385,749	385,749	1,878	387,627
- Issuance of subsidiary shares to non-controlling interest (Note 1)	-		-	-		-	-		-	-		-	-	-	-	-	(10,831)	-	-	(10,831)	22,091	11,260
- Issuance of common stock (Notes 3 and 17)	-		-	-		-	-		-	-		-	2,340,720	1	-	-	22,171	-	-	22,172	-	22,172
- Repurchase of common stock (Note 17)	-		-	-		-	-		-	-		-	-	-	(6,267,808)	(60,000)	-	-	-	(60,000)	-	(60,000)
- Dividends to non-controlling shareholders of subsidiary	-		-	-		-	-		-	-		-	-	-	-	-	-	-	-	-	(1,872)	(1,872)
- Dividends – Common stock (Note 17)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(55,407)	(55,407)	-	(55,407)
- Dividends – Preferred stock (Note 17)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(31,068)	(31,068)	-	(31,068)
- Other comprehensive loss (Notes 22 and 24)	-		-	-		-	-		-	-		-	-	-	-	-	-	(25,034)	-	(25,034)	-	(25,034)
BALANCE, December 31, 2023	4,574,100		$-	3,986,542		$-	3,973,135		$-	1,970,649		$-	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income (1)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	319,919	319,919	3,254	323,173
-Acquisition of non-controlling interest (Notes 1 and 16)	-		-	-		-	-		-	-		-	-	-	-	-	(7,142)	-	-	(7,142)	-	(7,142)
- Issuance of subsidiary shares to non-controlling interest (Note 1)	-		-	-		-	-		-	-		-	-	-	-	-	(591)	-	-	(591)	973	382
- Issuance of common stock (Notes 3 and 17)	-		-	-		-	-		-	-		-	1,579,810	-	-	-	19,683	-	-	19,683	-	19,683
-Redemption of Preferred Stock (Series E) (Note 17)	(4,574,100)		-	-		-	-		-	-		-	-	-	-	-	(110,598)	-	(5,446)	(116,044)	-	(116,044)
- Dividends to non-controlling shareholders of subsidiary	-		-	-		-	-		-	-		-	-	-	-	-	-	-	-	-	(2,975)	(2,975)
- Dividends – Common stock (Note 17)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(54,806)	(54,806)	-	(54,806)
- Dividends – Preferred stock (Note 17)	-		-	-		-	-		-	-		-	-	-	-	-	-	-	(25,994)	(25,994)	-	(25,994)
- Other comprehensive loss (Notes 22 and 24)	-		-	-		-	-		-	-		-	-	-	-	-	-	(4,042)	-	(4,042)	64	(3,978)
BALANCE, December 31, 2024	-		$-	3,986,542		$-	3,973,135		$-	1,970,649		$-	130,958,943	$13	(11,004,510)	$(120,095)	$1,336,646	$17,345	$1,279,605	$2,513,514	$57,545	$2,571,059

(1)

Net income excludes net loss attributable to non-controlling interest of $263, $6,608 and $6,839 during the years ended December 31, 2022, 2023 and 2024, respectively. Temporary equity - non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the December 31, 2023 and 2024 consolidated balance sheets. See Note 16 of the Notes to the Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars

	For the years ended December 31,
	2022	2023	2024
Cash Flows From Operating Activities:
Net income:	$554,692	$381,019	$316,334
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	165,998	166,340	164,206
Amortization and write-off of financing costs	10,255	8,918	8,876
Amortization of deferred dry-docking and special survey costs	13,486	19,782	23,627
Amortization of assumed time charter	198	(197)	(625)
Amortization of hedge effectiveness excluded component from cash flow hedges	1,286	4,354	6,084
Equity based payments	7,089	5,850	8,427
Increase in short-term investments	(1,296)	(3,618)	(926)
(Gain) / loss on derivative instruments, net	(2,698)	(4,801)	38,052
Gain on sale of vessels, net	(126,336)	(112,220)	(3,788)
Loss on vessels held for sale	-	2,305	-
Vessels’ impairment loss	1,691	434	-
Income from equity method investments	(2,296)	(764)	(12)
Changes in operating assets and liabilities:
Accounts receivable and margin deposits	(6,150)	(36,619)	(24,272)
Due from related parties	(3,838)	(281)	(5,070)
Inventories	(6,674)	(32,975)	3,610
Insurance claims receivable	(4,209)	(20,582)	(3,512)
Prepayments and other	(361)	(59,088)	8,625
Accounts payable	(710)	27,896	2,656
Due to related parties	638	(928)	3,661
Accrued liabilities	21,903	(12,542)	(6,054)
Unearned revenue	(2,267)	17,191	(3,373)
Other liabilities	1,039	11,140	10,511
Dividend from equity method investees	1,114	4,002	-
Dry-dockings	(38,330)	(43,233)	(24,188)
Accrued charter revenue	(2,631)	9,985	14,867
Net Cash provided by Operating Activities	581,593	331,368	537,716
Cash Flows From Investing Activities:
Capital provided to equity method investments	-	(1,274)	-
Return of capital from equity method investments	14	2,927	544
Payments to acquire short-term investments	(178,718)	(199,555)	(72,064)
Settlements of short-term investments	60,000	305,695	71,983
Proceeds from the settlement of insurance claims	2,769	7,763	11,089
Acquisition of a subsidiary, net of cash acquired	-	2,796	-
Acquisition of non-controlling interest in subsidiary	-	-	(282)
Issuance of investments in leaseback vessels	-	(198,832)	(99,399)
Capital collections from vessels’ leaseback arrangements	-	18,832	65,786
Vessel acquisition and advances/Additions to vessel cost	(61,895)	(83,494)	(181,084)
Proceeds from the sale of vessels, net	220,318	224,235	123,920
Net Cash provided by / (used in) in Investing Activities	42,488	79,093	(79,507)

Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	1,014,284	576,206	528,007
Repayment of long-term debt and finance leases	(984,313)	(832,168)	(841,979)
Payment of financing costs	(20,129)	(25,149)	(3,381)
Capital contribution from non-controlling interest to subsidiary	3,750	16,163	376
Repurchase of common stock	(60,095)	(60,000)	-
Redemption of Preferred Stock (Series E)	-	-	(114,353)
Dividends paid	(119,548)	(71,867)	(74,147)
Net Cash used in Financing Activities	(166,051)	(396,815)	(505,477)

Net increase /(decrease) in cash, cash equivalents and restricted cash	458,030	13,646	(47,268)
Cash, cash equivalents and restricted cash at beginning of the year	353,528	811,558	825,204
Cash, cash equivalents and restricted cash at end of the year	$811,558	$825,204	$777,936

Supplemental Cash Information:
Cash paid during the year for interest	$100,699	$152,628	$147,070
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$30,231	$16,321	$11,256
Right-of-use assets obtained in exchange for operating lease obligations	$-	$440,202	$281,629

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

 On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the year ended December 31, 2024, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 17). As of December 31, 2024, under the Plan, the Company has issued to its common stockholders 21,791,928 shares, in aggregate. As of December 31, 2024, the aggregate outstanding share capital was 119,954,433 common shares. As of December 31, 2024, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.6% of the outstanding common shares, in the aggregate.

 As of December 31, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 38 dry bulk vessels with a total carrying capacity of approximately 3,016,855 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries. As of December 31, 2023, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 TEU and 42 dry bulk vessels with a total carrying capacity of approximately 2,604,720 of DWT, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since 2021, by chartering its dry bulk vessels to a diverse group of charterers.

 During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 16). CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions. As of December 31, 2024, CBI charters-in 54 dry bulk vessels on period charters.

In March 2023, the Company entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter-out vessels through its wholly-owned subsidiaries. On March 30, 2023, the Company invested in NML the amount of $11,099 and as a result acquired controlling financial interest. The Company accounted for the control obtained in NML at March 30, 2023 “as a business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of NML. The assets acquired and liabilities assumed on the date of control were recorded at fair value. The assets acquired consisted mainly of four sale and leaseback contracts, under which NML had acquired and leased back under bareboat charter agreements, one container vessel and three dry bulk vessels, all accounted for as failed sales (Note 12(b)). In addition, the Company estimated the fair value of the noncontrolling interest at the acquisition date at $34,132. The Company does not consider the acquisition a material business combination.

At December 31, 2024, Costamare had 146 wholly-owned subsidiaries incorporated in the Republic of Liberia and, 15 incorporated in the Republic of the Marshall Islands. In addition, as of December 31, 2024, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands and controlled one company incorporated under the laws of Jersey, which had 33 subsidiaries incorporated in the Republic of the Marshall Islands and two incorporated in the Republic of Liberia.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2023 and 2024 no such interest existed.

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

	For the years ended December 31,
	2022	2023	2024
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$718,049	$745,544	$704,633
Restricted cash – current portion	9,768	10,645	18,145
Restricted cash – non-current portion	83,741	69,015	55,158
Total cash, cash equivalents and restricted cash	$811,558	$825,204	$777,936

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f) Accounts Receivable, net – Credit losses Accounting: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, freight and demurrage, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Under ASC-326 entities are required to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under this guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statement of Income. ASC 326 primarily impacts trade accounts receivable recorded on the Consolidated Balance Sheets.

The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. With regards to operating lease receivables ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2023 and 2024, was nil.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2024 resulted in no impairment loss of being recorded. As of December 31, 2022 and 2023, the Company concluded that $1,691 and $434, respectively, of impairment loss should be recorded.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(l) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet. As of December 31, 2024 and 2023, none and four dry bulk vessels were classified as Held for sale, respectively.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(p) Accounting for Voyage Revenues and Expenses: Voyage revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements usually contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for certain expenses including hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner typically pays commission on the daily hire, to the charterer and/or the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of December 31, 2023 and 2024, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets” amounted to $9,637 and $8,917, respectively.

Revenues for 2022, 2023 and 2024 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2022	2023	2024
A (*)	13%	10%	9%
B (*)	18%	9%	6%
C (*)	8%	12%	9%
D (**)	-	2%	11%
E (**)	-	-	10%
Total	39%	33%	45%

(*) Container vessels segment (**) Dry bulk operating platform segment

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

For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the Consolidated Statement of Income (see Note 13). Revenues generated from charter-in vessels are included in Voyage revenues in the consolidated statements of income. During the years ended December 31, 2023 and 2024, the Company chartered-in 93 and 167 third-party vessels, respectively. Revenues generated from those charter-in vessels during the years ended December 31, 2023 and 2024 amounted to $490,679 and $932,080, respectively and are included in Voyage revenues in the consolidated statements of income, out of which $73,293 and $78,362, respectively constitute sublease income deriving from time charter agreements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of December 31, 2024, the management of the Company concluded that events and circumstances did not trigger the existence of potential impairment. As of December 31, 2023 and 2024, the Company did not charge any impairment loss.

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

Investments in leaseback vessels are carried at the amount receivable, net of an allowance for credit losses. Collaterals are required to be maintained at a specified minimum level at all times on the basis of the agreements in force. The Company monitors collateral levels and requires counter parties to provide additional collateral, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for Investment in leaseback vessels. An allowance for credit losses on partially secured Investments in leaseback vessels is estimated based on the aging of those receivables. As of December 31, 2024 and 2023, the fair value of the collaterals held exceeds the amortized cost of the loans receivable and as a result no allowance for credit losses has been recognized.

(s) Derivative Financial Instruments: The Company enters into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements with counterparties to manage its exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Interest rate, differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates and designates, if it is the case, the derivative as an accounting hedge of the variability of cash flow to be paid for a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of the undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge in which case the Company will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company enters into FFAs, to establish market positions in the dry bulk derivative freight markets or to hedge its exposure in the physical dry bulk freight markets, into bunker swap agreements to hedge its exposure to bunker prices and into EUA futures agreements to hedge its exposure to emissions. The differentials paid or received under these instruments are recognized in earnings as part of the gain /(loss) on derivative instruments. The Company has not designated these FFAs, bunker swap agreements and EUA futures agreements as hedge accounting instruments.

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

(t) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2024. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stockholders that accrue for the period.

(u) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 22 and 23).

(v) Segment Reporting: A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). The Company determined that currently it operates under four reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels, (2) a dry bulk vessels segment, as a provider of dry bulk commodities transportation services by chartering its dry bulk vessels, (3) a dry bulk operating platform, which charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions and (4) a ship sale and leaseback business, which acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted the new standard effective January 1, 2024. The adoption of this ASU affected only the Company’s disclosures, with no impact to its financial condition and results of operations.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(w) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for them at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

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

Non-redeemable ownership interests in the company's subsidiaries held by parties other than the parent are presented separately from the parent's equity on the Consolidated Balance Sheet. The amount of consolidated net income attributable to the parent and these noncontrolling interests are both presented on the face of the Consolidated Statement of Income and Consolidated Statement of Stockholders’ Equity.

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

(z) Right-of-Use Asset - Finance Leases: The FASB ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

(aa) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Notes 3 and 17(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

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

(ac) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. The cost of the acquired shares is shown as a deduction in stockholders' equity. No dividend is declared for the treasury shares. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when the reporting entity’s management has not made a decision as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(ad) Short-term investments: Short-term investments consist of U.S. Treasury Bills with maturities exceeding three months at the time of purchase and are stated at amortized cost, which approximates fair value.

(ae) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue from Contracts with Customers, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of income and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(af) Sales-Type leases - Leases for Lessors: If for a vessel lease, where the Company is regarded as the lessor, the lease is classified as a sales-type lease, the carrying amount of the vessel is derecognized and a net investment in the lease is recorded. For a sales-type lease, the net investment in the lease is measured at lease commencement date as the sum of the lease receivable and the estimated residual value of the vessel. Any selling profit or loss arising from a sales-type lease is recorded at lease commencement. Over the term of the lease, the company recognizes finance income on the net investment in the lease and any variable lease payments, which are not included in the net investment in the lease.

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

The company periodically reassess the realizable value of its lease residual values. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. In addition, the Company pursuant to the provisions of “ASC 326 Financial Instruments — Credit Losses” assesses at each reporting period the counterparties’ credit worthiness in order to conclude whether an allowance for credit losses is required to be recognized. For sales-type leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed. For the years ended December 31, 2023 and 2024, no impairment recognition was deemed necessary.

(ag) Business Combinations: The Company accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired, and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of fair values of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available and requires a significant amount of management judgment. The excess of the purchase price over fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill.

(ah) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480. Once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability in accordance with U.S. GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 and on June 28, 2021 and as further amended on December 12, 2024 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 and as further amended on December 12, 2024 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the years ended December 31, 2022, 2023 and 2024, amounted to $43,915, $42,532 and $40,354, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $14,605, $14,489 and $10,476 for the years ended December 31, 2022, 2023 and 2024, respectively. In addition, (i) Costamare Shipping and Costamare Services charged $13,129 for the year ended December 31, 2024 ($12,602 and $13,930 for the years ended December 31, 2023 and 2022, respectively), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) Costamare Services charged $2,667, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the year ended December 31, 2024 ($2,667 and $2,667 for the years ended December 31, 2023 and 2022, respectively) and (iii) $8,427, representing the fair value of 598,400 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the year ended December 31, 2024 ($5,850 and $7,089 for the years ended December 31, 2023 and 2022, respectively). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As at December 31, 2023, the working capital security was $5,250 in aggregate, of which $4,775 is included in Accounts receivable, net, non-current and $475 in Accounts receivable, net in the accompanying 2023 consolidated balance sheet. As at December 31, 2024, the working capital security to third-party managers was $4,725 in aggregate, of which $1,175 is included in Accounts receivable, net, non-current and $3,550 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the years ended December 31, 2022, 2023 and 2024, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $1,776, 2,048 and nil, respectively, for services provided in accordance with the respective management agreements. The amounts received by Costamare Shipping relating to the companies established pursuant to the Framework Deed include amounts paid to third-party managers of $876, $508 and nil for the years ended December 31, 2022, 2023 and 2024, respectively. The balance due to Costamare Shipping at December 31, 2024 amounted to $1,301 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Shipping at December 31, 2023 amounted to $3,172 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at December 31, 2024, amounted to $897 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due from Costamare Services at December 31, 2023 amounted to $2,131 and is included in Due from related parties in the accompanying consolidated balance sheets.

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2023 and 2024, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2023 and 2024, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the years ended December 31, 2022, 2023 and 2024, BNC charged the ship-owning companies $749, $700 and $722, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the years ended December 31, 2022, 2023 and 2024, BNA charged the ship-owning companies $739, $691 and $741 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, served as the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), which was a wholly-owned subsidiary of the Company. LCLAW provided legal services to the Company. During the years ended December 31, 2022, 2023 and 2024, LCLAW charged the Company’s subsidiaries $36, $25 and $31, respectively, which are included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of income for the years ended December 31, 2022, 2023 and 2024. There was no balance due from/to LCLAW at both December 31, 2023 and 2024.

(d) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”) a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”) a company incorporated under the laws of Japan are wholly-owned by the Company’s Chairman and Chief Executive Officer. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”) a company incorporated under the laws of the Republic of Singapore is wholly-owned by the Company’s Chief Financial Officer. CBI entered into separate Agency Agreements with the Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as amended and restated on 15 June 2023, 30 April 2024 and December 16, 2024 and with Local Agency D on November 20, 2023 as amended and restated on December 16, 2024 (each, an “Agency Agreement”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. CBI may charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. Since April 30, 2024, CBI has charged Local Agency C an amount of $210,087 for chartering-in vessels (all on a voyage charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of income, and Local Agency C has charged CBI an amount of $6,974 for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of income. During the years ended December 31, 2022, 2023 and 2024, the Local Agencies charged CBI with aggregate agency fees of $2,821, $11,689 and $15,674, respectively, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. The balance due from the four Local Agencies as of December 31, 2023 and 2024, amounted to $1,647 and $7,014 (out of which an amount of $6,299 relates to Local Agency’s C chartering-in vessels activity from CBI), in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(e) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the date Mr. Konstantinos Konstantakopoulos acquired 51% of NGF to December 31, 2023 and the year ended December 31, 2024, NGF charged an amount of $2,023 and $3,253 as management fees, respectively, which are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The balance due from NGF at December 31, 2023 amounted to $341 and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to NGF at December 31, 2024 amounted to $806 and is included in Due to related parties in the accompanying consolidated balance sheets.

(f) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus as of December 31, 2023 and 2024.

(g) Navilands Container Management Ltd. and, Navilands Bulker Management Ltd. (together, ‘‘Navilands’’) and Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. (together, ‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are indirectly controlled by the Company’s Chairman and Chief Executive Officer and a non-independent board member is indirectly a minority shareholder. Starting in February 2024, certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the year ended December 31, 2024, Navilands charged management fees of $3,757 in the aggregate. As of December 31, 2024, the working capital security paid by the Company to Navilands was $2,175 in aggregate, and is included in Due from related parties, non-current in the accompanying 2024 consolidated balance sheet. The balance due to Navilands at December 31, 2024 amounted to $3,829 and is included in Due to related parties in the accompanying consolidated balance sheet.

4. Segmental Financial Information

The Company has four reportable segments and has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The Company’s reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment, (3) dry bulk operating platform segment (the “CBI segment”) and (4) investment in leaseback vessels through NML (Notes 1 and 12) (the “NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and operation of dry bulk vessels. Under the CBI segment, CBI charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessees of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023 and 2024. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation is relied not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly or indirectly attributable to them. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Summarized financial information concerning each of the Company’s reportable segments is as follows:

For the year ended December 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Total
Voyage revenue	$864,545	$175,646	$809,669	$-	$1,849,860
Intersegment voyage revenue	-	22,062	-	-	22,062
Voyage revenue -related parties	-	-	210,087	-	210,087
Income from investment in leaseback vessels	-	-	-	23,947	23,947
Total revenues	$864,545	$197,708	$1,019,756	$23,947	$2,105,956

Reconciliation of revenue:
Elimination of intersegment revenues					(22,062)
Total consolidated revenues					$2,083,894

Less (1):
Voyage expenses	(25,769)	(21,045)	(325,325)	-
Charter-in hire expenses	-	-	(727,550)	-
Voyage expenses-related parties	(12,163)	(2,429)	(6,974)	-
Vessels’ operating expenses	(158,164)	(82,043)	-	-
Realized losses on FFAs and bunker swaps, net	-	-	(15,554)	-
Interest and finance costs	(99,483)	(22,669)	(1,934)	(10,081)
Other segment items (2)	(144,166)	(43,667)	-	-
Segment profit/ (loss)	$424,800	$25,855	$(57,581)	$13,866	$406,940

Reconciliation of segment profit or loss:
General and administrative expenses					(22,091)
General and administrative expenses – related parties					(11,376)
Management and agency fees-related parties					(59,281)
Gain on sale of vessels, net					3,788
Foreign exchange losses					(5,440)
Elimination of intersegment expenses					1,044
Interest income					33,185
Income from equity method investments					12
Other, net					2,873
Unallocated loss on derivative instruments, net					(33,320)
Net income					$316,334

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(2)

Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the year ended December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Total
Voyage revenue	$839,374	$155,892	$507,225	$-	$1,502,491
Intersegment voyage revenue	-	11,902	-	-	11,902
Income from investment in leaseback vessels	-	-	-	8,915	8,915
Total revenues	$839,374	$167,794	$507,225	$8,915	$1,523,308

Reconciliation of revenue:
Elimination of intersegment revenues					(11,902)
Total consolidated revenues					$1,511,406

Less (1):
Voyage expenses	(12,490)	(32,201)	(231,596)	-
Charter-in hire expenses	-	-	(352,397)	-
Voyage expenses-related parties	(11,881)	(2,112)	-	-
Vessels’ operating expenses	(161,155)	(96,933)	-	-
Realized losses on FFAs and bunker swaps, net	-	-	(4,676)	-
Interest and finance costs	(117,036)	(23,941)	(1,243)	(2,208)
Other segment items (2)	(142,063)	(44,059)	-	-
Segment profit/ (loss)	$394,749	$(31,452)	$(82,687)	$6,707	$287,317

Reconciliation of segment profit or loss:
General and administrative expenses					(15,674)
General and administrative expenses – related parties					(8,542)
Management and agency fees-related parties					(56,254)
Gain on sale of vessels, net					112,220
Loss on vessels held for sale					(2,305)
Vessels’ impairment loss					(434)
Foreign exchange gains					2,576
Interest income					32,447
Unallocated interest and finance costs					(1)
Income from equity method investments					764
Other, net					6,941
Unallocated gain on derivative instruments, net					21,964
Net income					$381,019

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(2)

Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the year ended December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Voyage revenue	$797,392	$316,100	$367	$1,113,859
Intersegment voyage revenue	-	800	-	800
Total revenues	$797,392	$316,900	$367	$1,114,659

Reconciliation of revenue:
Elimination of intersegment revenues				(800)
Total consolidated revenues				$1,113,859

Less (1):
Voyage expenses	(11,323)	(37,602)	(944)
Voyage expenses-related parties	(11,458)	(3,960)	-
Vessels’ operating expenses	(169,426)	(99,805)	-
Interest and finance costs	(101,888)	(20,333)	(12)
Other segment items (2)	(138,171)	(41,313)	-
Segment profit/ (loss)	$365,126	$113,887	$(589)	$478,424

Reconciliation of segment profit or loss:
General and administrative expenses				(9,737)
General and administrative expenses – related parties				(9,792)
Management and agency fees-related parties				(46,735)
Gain on sale of vessels, net				126,336
Vessels’ impairment loss				(1,691)
Foreign exchange gains				3,208
Interest income				5,956
Income from equity method investments				2,296
Other, net				3,729
Unallocated gain on derivative instruments, net				2,698
Net income				$554,692

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(2)

Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	As of December 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other corporate assets (*)	Eliminations	Total
Total Assets	$2,980,145	$770,075	$513,369	$333,108	$681,412	$(129,422)	$5,148,687

	As of December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other corporate assets (*)	Eliminations	Total
Total Assets	$3,153,806	$734,817	$455,568	$238,667	$707,284	$(3,120)	$5,287,022

(*) Corporate assets primarily include due from related parties balances, cash balances and short-term investments, which are not allocated to any reportable segment.

5. Short-term investments:

As of December 31, 2024, the Company holds zero-coupon U.S. treasury bills (the “Bills”) with an aggregate face value of $18,591 at a cost of $18,389. As of December 31, 2023, the Company held zero-coupon Bills with an aggregate face value of $17,605 at a cost of $17,373.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	$4,796,102	$(1,129,241)	$3,666,861
Depreciation	-	(165,460)	(165,460)
Vessel acquisitions, advances and other vessels’ costs	88,506	-	88,506
Vessel sales, transfers and other movements	(196,884)	53,774	(143,110)
Balance, December 31, 2023	$4,687,724	$(1,240,927)	$3,446,797
Depreciation	-	(162,750)	(162,750)
Vessel acquisitions, advances and other vessels’ costs	181,239	-	181,239
Vessel sales, transfers and other movements	(91,679)	13,405	(78,274)
Balance, December 31, 2024	$4,777,284	$(1,390,272)	$3,387,012

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2024, the Company (i) took delivery of the 2011-built, secondhand dry bulk vessel Miracle (ex. Iron Miracle) with a capacity of 180,643 DWT (which was agreed to be acquired in 2023) and (ii) acquired the 2012-built, secondhand dry bulk vessel Prosper (ex. Lowlands Prosperity), the 2012-built secondhand dry bulk vessel Frontier (ex. Frontier Unity), the 2011-built, secondhand dry bulk vessel Nord Magnes (tbr. Magnes), the 2014-built, secondhand dry bulk vessel, Alwine (ex. Alwine Oldendorff) and the 2015-built, secondhand dry bulk vessel, August (tbr. August Oldendorff) with an aggregate DWT capacity of 663,036.

During the year ended December 31, 2024, the Company sold the dry bulk vessels Progress, Manzanillo, Konstantinos and Adventure which were held for sale at December 31, 2023, and the dry bulk vessels Alliance, Merida, Pegasus, Oracle, Titan I and Discovery and recognized an aggregate net gain of $3,788, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the year ended December 31, 2024.

During the year ended December 31, 2023, the Company acquired three secondhand dry bulk vessels the Enna (ex. Aquaenna), the Dorado (ex. Aquarange) and the Arya (ex. Ultra Regina) with an aggregate DWT capacity of 417,241.

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

On December 14 and 20, 2023, the Company decided to make arrangements to sell the dry bulk vessels Konstantinos and Progress, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $20,790, included in Vessels held for sale in the December 31, 2023 consolidated balance sheet, represented the fair market value of the vessels based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell of the vessels and the vessels’ carrying value, amounting to $2,305, was recorded in the year ended December 31, 2023, and is separately reflected as Loss on vessels held for sale in the accompanying consolidated statement of income. Both vessels were delivered to their new owners during the first quarter of 2024.

On December 2 and 18, 2023, the Company decided to make arrangements to sell the dry bulk vessels Adventure and Manzanillo, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $19,517, included in Vessels held for sale in the December 31, 2023 consolidated balance sheet, represented the aggregate carrying value of Adventure and Manzanillo at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. Both vessels were delivered to their new owners during the first half of 2024.

During the year ended December 31, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022, the container vessel Oakland and the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and recognized an aggregate net gain of $112,220, which is included in Gain on sale of vessels, net in the accompanying consolidated statement of income for the year ended December 31, 2023.

During the year ended December 31, 2022, the Company acquired the secondhand container vessel Dyros with a TEU capacity of 4,578, and three secondhand dry bulk vessels, the Oracle, Libra and Norma, with an aggregate DWT of 172,717. Furthermore, during the year ended December 31, 2022, the Company prepaid the outstanding balances of Jodie Shipping Co., Kayley Shipping Co., Plange Shipping Co. and Simone Shipping Co. finance lease liabilities (Note 12) and re-acquired the 2013-built, 8,827 TEU container vessels, MSC Athens and MSC Athos and the 2014-built, 4,957 TEU container vessels, Leonidio and Kyparissia. In addition, during the year ended December 31, 2022, the Company prepaid the outstanding balance of Benedict Maritime Co. finance arrangement (Note 11.B.2) and re-acquired the 2016-built, 14,424 TEU container vessel Triton.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2022, the Company sold the dry bulk vessel Thunder which was classified as held for sale at March 30, 2022 and the container vessels Messini, Sealand Michigan, Sealand Illinois and York, which were classified as held for sale at December 9, 2021 and recognized an aggregate gain of $126,336, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the year ended December 31, 2022.

During the year ended December 31, 2024, the Company did not record any impairment loss in relation to its vessels.

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

As of December 31, 2024, 89 of the Company’s vessels, with a total carrying value of $2,511,474, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B) with York and seven unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2023	$55,035
Additions	43,233
Amortization	(19,782)
Write-off and other movements (Note 7)	(5,685)
Balance, December 31, 2023	$72,801
Additions	24,188
Amortization	(23,627)
Write-off and other movements (Note 7)	(1,555)
Balance, December 31, 2024	$71,807

During the year ended December 31, 2024, 11 vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the year ended December 31, 2023, 23 vessels underwent and completed their dry-docking and special survey and two vessels were in the process of completing their dry-docking and special survey and during the year ended December 31, 2022, 18 vessels underwent and completed their dry-docking and special survey and five vessels were in the process of completing their dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”) entered into a framework deed which was amended and restated on June 12, 2018 (the “Framework Deed”) with York (Note 10) to invest jointly in the acquisition and construction of container vessels. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining joint venture entity. The Company accounted for the entities formed under the Framework Deed as equity investments.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Equity Method Investments:

As of December 31, 2024, there were no companies accounted for as equity method investments. During the year ended December 31, 2024, the Company received, in the form of a special dividend, $544 from Goodway Maritime Co.

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

On December 5, 2023, the Company agreed to acquire from York the 51% equity interest in the company operating the 2001-built, 1,550 TEU capacity containership, Arkadia. The transfer was concluded on December 11, 2023, whereupon the Company owns 100% equity interest of the company operating Arkadia. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired (Note 7).

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

For the years ended December 31, 2022, 2023 and 2024, the Company recorded a net income of $2,296, $764 and $12, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2023	December 31, 2024
Current assets	$1,386	$-
Non-current assets	-	-
Total assets	$1,386	$-

Current liabilities	$123	$-
Non-current liabilities	-	-
Total liabilities	$123	$-

	For the years ended December 31,
	2022	2023	2024
Voyage revenue	$23,789	$13,832	$-
Net income	$4,686	$1,559	$24

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2023	December 31, 2024
A.		Term Loans:
	1	Singleton Shipping Co. and Tatum Shipping Co.	$-	$-
	2	Bastian Shipping Co. and Cadence Shipping Co.	-	-
	3	Adele Shipping Co.	-	-
	4	Costamare Inc.	-	-
	5	Capetanissa Maritime Corporation et al.	-	-
	6	Caravokyra Maritime Corporation et al.	-	-
	7	Berg Shipping Co.	-	-
	8	Evantone Shipping Co. and Fortrose Shipping Co.	-	-
	9	Ainsley Maritime Co. and Ambrose Maritime Co.	120,536	109,821
	10	Hyde Maritime Co. and Skerrett Maritime Co.	115,904	104,596
	11	Kemp Maritime Co.	58,525	52,825
	12	Achilleas Maritime Corporation et al.	48,569	33,492
	13	Novara et al.	-	-
	14	Costamare Inc.	29,735	-
	15	Costamare Inc.	-	-
	16	Amoroto et al.	50,661	-
	17	Bernis Marine Corp. et al.	41,695	-
	18	Costamare Inc.	-	-
	19	Costamare Inc.	38,500	27,750
	20	Amoroto et al.	24,240	-
	21	Benedict et al.	376,857	294,762
	22	Reddick Shipping Co. and Verandi Shipping Co.	33,000	21,000
	23	Quentin Shipping Co. and Sander Shipping Co.	74,625	64,250
	24	Greneta Marine Corp. et al.	26,045	-
	25	Bastian Shipping Co. et al.	260,630	199,390
	26	Adstone Marine Corp. et al.	101,065	-
	27	NML Loan 1	5,995	-
	28	Kalamata Shipping Corporation et al.	64,000	54,000
	29	Capetanissa Maritime Corporation et al.	22,417	18,917
	30	Costamare Inc.	63,312	-
	31	NML Loan 2	34,920	23,250
	32	NML Loan 3	18,460	8,190
	33	Barlestone Marine Corp. et al.	12,000	-
	34	NML Loan 4	-	11,628
	35	NML Loan 5	-	4,942
	36	NML Loan 6	-	5,510
	37	NML Loan 7	-	9,581
	38	NML Loan 8	-	11,196
	39	NML Loan 9	-	10,900
	40	NML Loan 10	-	21,392
	41	Bermondi Marine Corp. et al.	-	-
	42	NML Loan 11	-	16,485
	43	Adstone Marine Corp. et al.	-	147,709
	44	Silkstone Marine Corp. et al.	-	34,611
	45	Andati Marine Corp. et al.	-	84,931
	46	Archet Marine Corp. et al.	-	72,000
	47	NML Loan 12		5,910
	48	NML Loan 13	-	5,302
	49	NML Loan 14	-	4,385
	50	NML Loan 15	-	5,130
		Total Term Loans	$1,621,691	$1,463,855
B.		Other financing arrangements	632,892	584,632
C.		Unsecured Bond Loan	110,500	-
		Total long-term debt	$2,365,083	$2,048,487
		Less: Deferred financing costs	(18,863)	(14,418)
		Total long-term debt, net	$2,346,220	$2,034,069
		Less: Long-term debt current portion	(352,140)	(322,260)
		Add: Deferred financing costs, current portion	5,113	4,395
		Total long-term debt, non-current, net	$1,999,193	$1,716,204

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $34,400 was fully repaid.

2. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $82,800 was fully repaid.

3. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $48,500 was fully repaid.

4. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. On January 11, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $112,430 was fully repaid.

5. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini, on the then outstanding balance. On June 28, 2022, following the agreement of the loan discussed in Note 11.A.21, the Company prepaid the amount of $13,964 of the loan. On October 13, 2022, the Company prepaid $8,264, due to the sale of vessel York. On December 7, 2022, the Company prepaid $8,503, due to the sale of vessel Sealand Washington (Note 7). On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.29, the then outstanding balance of $14,186 was fully repaid.

6. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.21, the Company prepaid the amount of $35,885 of the loan. On December 5, 2022, the Company prepaid $6,927.6, due to the sale of vessel Maersk Kalamata (Note 7). On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.28, the then outstanding balance of $6,663 was fully repaid.

7. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.29, the then outstanding balance of $9,980 was fully repaid.

8. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $17,750 was fully repaid.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of December 31, 2024, the outstanding balance of each tranche of $54,910.7 is repayable in 25 equal quarterly installments of $1,339.3, from March 2025 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

10. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of December 31, 2024, the outstanding balance of each tranche of $52,298 is repayable in 17 equal quarterly installments of $1,413.5, from March 2025 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment of each tranche.

11. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of December 31, 2024, the outstanding balance of the loan of $52,825 is repayable in 17 equal quarterly installments of $1,425, from March 2025 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

12. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 11.A.19). On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of vessel Oakland. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December 2026 for the Refinancing tranche and until March, 2027 for Tranches A and B. As of December 31, 2024, the outstanding balance of the Refinancing tranche of $5,492 is repayable in eight variable quarterly installments, from March 2025 to December 2026. As of December 31, 2024, the outstanding balance of each of Tranche A and Tranche B of $14,000 is repayable in nine variable quarterly installments, from March 2025 to March 2027.

13. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros. The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.28, the then outstanding balance of $61,895 was fully repaid.

14. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity (Note 7). On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace (Note 7). On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride (Note 7). On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 7). On December 13, 2024, following the execution of the loan agreement discussed in Note 11.A.45, the then outstanding balance of $19,608 was fully repaid.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

15. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose. Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity. On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.17). On March 16, 2023, the Company prepaid the amount of $6,985 due to the sale of vessel Taibo (Note 7). On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $16,310 was fully repaid.

16. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of additional vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 11.A.20). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of vessel Miner (Note 7). On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510, due to the sale of vessel Cetus (Note 7). On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 7). On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until January 2028. On December 13, 2024, following the execution of the loan agreement discussed in Note 11.A.45, the then outstanding balance of $35,596 was fully repaid.

17. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.15. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part the term loan discussed in Note 11.A.15. On October 31, 2024 the Company prepaid the amount of $5,780 due to the sale of vessel Discovery (Note 7). On December 13, 2024, following the execution of the loan agreement discussed in Note 11.A.45, the then outstanding balance of $29,727 was fully repaid.

18. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra. During January 2022, the Company drew down the aggregate amount of $56,700. On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $49,469 was fully repaid.

19. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 11.A.12 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of December 31, 2024, the outstanding balance of $27,750 is repayable in five equal quarterly installments of $1,750, from January 2025 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 11.A.16 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 7). On May 21, 2024, following the execution of the loan agreement discussed in Note. 11.A.41, the then outstanding balance of $15,780 was fully repaid.

21. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance, among others, the term loans discussed in Notes 11.A.5 and 11.A.6, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of December 31, 2024, the aggregate outstanding balance of $294,762 is repayable in 10 equal quarterly installments of $20,523.8, from March 2025 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

22. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. On April 30, 2024, the loan agreement was amended, resulting in the extension of the repayment period until March 2027. As of December 31, 2024, the outstanding balance of $21,000 is repayable in nine variable quarterly installments, from March 2025 to March 2027.

23. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of December 31, 2024, the outstanding balance of each tranche of $32,125 is repayable in 24 equal quarterly installments of $1,296.9, from February 2025 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

24. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp., amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. On December 3, 2024, following the execution of the loan agreement discussed in Note 11.A.43, the then outstanding balance of $22,091 was fully repaid.

25. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance the term loans discussed in Notes 11.A.1, 11.A.2, 11.A.3, 11.A.4 and 11.A.8 and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of December 31, 2024, the aggregate outstanding balance of $199,390 is repayable in variable quarterly installments, from March 2025 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

26. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024 and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 7). On April 19, 2024, the Company prepaid the amount of $4,581.1 due to the sale of vessel Adventure (Note 7). On December 3, 2024, following the execution of the loan agreement discussed in Note 11.A.43, the then outstanding balance of $78,592 was fully repaid.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

27. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, a NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. On September 12, 2024, the then outstanding balance of $3,962 was fully repaid.

28. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance the term loans discussed in Notes 11.A.6 and 11.A.13. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of December 31, 2024, the outstanding balance of $54,000 is repayable in 18 equal quarterly installments of $2,500, from January 2025 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

29. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance the term loans discussed in Notes 11.A.5 and 11.A.7. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of December 31, 2024, the outstanding balance of Tranche A of $11,107.8 is repayable in 14 equal quarterly installments of $513.2, from February 2025 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche B of $7,809.2 is repayable in 14 equal quarterly installments of $361.8, from February 2025 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

30. On June 19, 2023, the Company entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance the term loans discussed in Notes 11.A.15 and 11.A.18, as well as the acquisition of additional vessels. On June 20, 2023, the amount of $65,779 was drawn down. On July 15, 2024, the Company prepaid the amount of $8,255.4 due to the sale of vessel Oracle (Note 7). On December 20, 2024, following the execution of the loan agreement discussed in Note 11.A.46, the then outstanding balance of $51,523 was fully repaid.

31. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. On July 10, 2024, one of the four NML subsidiaries prepaid the then outstanding balance of $8,010. As of December 31, 2024, the outstanding balance of $23,250 is repayable in 15 equal quarterly installments of $750, from January 2025 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the respective last installment.

32. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On July 19, 2024, one of the two NML subsidiaries prepaid the then outstanding balance of $8,710. As of December 31, 2024, the aggregate outstanding balance of $8,190 is repayable in 14 equal quarterly installments of $260, from January 2025 to April 2028 with a balloon payment of $4,550 that is payable together with the last installment.

33. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the vessel Arya as well as the acquisition of additional vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 7). On July 18, 2024, the amount of $21,600 was drawn in order to finance the acquisition of the vessel Frontier (Note 7). On December 3, 2024, following the execution of the loan agreement discussed in Note 11.A.43, the then outstanding balance of $47,026 was fully repaid.

34. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2024, the aggregate outstanding balance of $11,627.5 is repayable in equal quarterly installments, from March 2025 to September 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.

35. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $4,942 is repayable in 14 equal quarterly installments of $247.5, from March 2025 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

36. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $5,510 is repayable in 15 equal quarterly installments of $234, from March 2025 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

37. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2024, the aggregate outstanding balance of $9,581 is repayable in variable quarterly installments, from March 2025 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.

38. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $11,196 is repayable in 16 equal quarterly installments of $351, from March 2025 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

39. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $10,900 is repayable in 15 variable quarterly installments, from March 2025 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

40. During the year ended December 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. On December 20, 2024, one of the three NML subsidiaries prepaid the then outstanding balance of $10,257. As of December 31, 2024, the aggregate outstanding balance of $21,392 is repayable in variable quarterly installments, from March 2025 to August 2028 with an aggregate balloon payment of $16,311 that is payable together with the respective last installment.

41. On May 14, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $16,785 in order to refinance the term loan discussed in Note 11.A.20. On May 16, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $15,780. On September 19, 2024, the Company prepaid the amount of $4,927.5 due to the sale of vessel Titan I (Note 7). On December 10, 2024, following the execution of the loan agreement discussed in Note 11.A.44, the then outstanding balance of $10,111 was fully repaid.

42. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2024, the aggregate outstanding balance of $16,485 is repayable in 16 variable quarterly installments, from March 2025 to December 2028 with an aggregate balloon payment of $7,225 that is payable together with the respective last installment.

43. On December 2, 2024, Adstone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Gassin Marine Corp., Greneta Marine Corp., Kinsley Marine Corp., Maraldi Marine Corp., Merle Marine Corp., Oldstone Marine Corp., Shaekerstone Marine Corp., Terron Marine Corp. and Valrose Marine Corp., entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance the term loans discussed in Notes 11.A.24, 11.A.26 and 11.A.33. On December 3, 2024, the amount of $147,709 was drawn down. As of December 31, 2024, the outstanding balance of $147,709 is repayable in 20 equal quarterly installments of $3,452.5, from March 2025 to December 2029 with an aggregate balloon payment of $78,659 that is payable together with the last installment.

44. On December 9, 2024, Silkstone Marine Corp., Cogolin Marine Corp. and Bermondi Marine Corp. entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance the term loan discussed in Note 11.A.41 and to finance the acquisition of the secondhand dry bulk vessel Prosper (Note 7). On December 10, 2024, the amount of $34,611 was drawn down. As of December 31, 2024, the outstanding balance of $34,611 is repayable in 20 equal quarterly installments of $941.8, from March 2025 to December 2029 with an aggregate balloon payment of $15,774 that is payable together with the last installment.

45. On December 12, 2024, Andati Marine Corp., Astier Marine Corp., Barral Marine Corp., Bernis Marine Corp., Fabron Marine Corp., Ferrage Marine Corp., Fontaine Marine Corp., Fruiz Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Sauvan Marine Corp. and Solidate Marine Corp. entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance the term loans discussed in Notes 11.A.14 , 11.A.16 and 11.A.17. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. As of December 31, 2024, the outstanding balance of Tranche A of $29,727 is repayable in 20 equal quarterly installments of $665, from March 2025 to December 2029 with an aggregate balloon payment of $16,427 that is payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche B of $19,608 is repayable in 20 equal quarterly installments of $524, from March 2025 to December 2029 with an aggregate balloon payment of $9,128 that is payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche C of $35,596 is repayable in 20 equal quarterly installments of $820, from March 2025 to December 2029 with an aggregate balloon payment of $19,196 that is payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

46. On December 20, 2024, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Laudio Marine Corp., Pomar Marine Corp., and Ravestone Marine Corp. entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance the term loan discussed in Note 11.A.30 and to finance the acquisition of the secondhand dry bulk vessel Magnes (Note 7). On December 20, 2024, the amount of $72,000 was drawn down in two tranches. As of December 31, 2024, the outstanding balance of Tranche A of $51,523 is repayable in 20 equal quarterly installments of $1,066.2 from March 2025 to December 2029 and a balloon payment of $30,199 that is payable together with the last installment. As of December 31, 2024, the outstanding balance of Tranche B of $20,477 is repayable in 24 equal quarterly installments of $375 from March 2025 to December 2030 and a balloon payment of $11,477 that is payable together with the last installment.

47. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $5,910 is repayable in 18 equal quarterly installments of $220, from January 2025 to April 2029 with a balloon payment of $1,950 that is payable together with the last installment.

48. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $5,302 is repayable in 16 equal quarterly installments of $241, from March 2025 to December 2028 with a balloon payment of $1,446 that is payable together with the last installment.

49. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $4,385 is repayable in 16 equal quarterly installments of $210, from February 2025 to November 2028 with a balloon payment of $1,025 that is payable together with the last installment.

50. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2024, the outstanding balance of $5,130 is repayable in 20 equal quarterly installments of $128.3, from February 2025 to August 2029 with a balloon payment of $2,565 that is payable together with the last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 11.A.21, 11.A.25, 11.A.29, 11.A.34, 11.A.35, 11.A.36, 11.A.37, 11.A.42, 11.A.47, 11.A.48, 11.A.49, 11.A.50), and the loan discussed in Note 11.A.10 which bears a fixed rate) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 11.A.21, 11.A.25, 11.A.29, 11.A.34, 11.A.35, 11.A.36, 11.A.37, 11.A.42, 11.A.47, 11.A.48, 11.A.49, 11.A.50, plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of December 31, 2024 and following the delivery of the five newbuilds, the aggregate outstanding amount of their financing arrangements is repayable in variable installments from January 2025 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the year ended December 31, 2024, the interest expense incurred amounted to $16,095, in aggregate, ($16,957 for the year ended December 31, 2023 and $17,821 for the year ended December 31, 2022) and is included in Interest and finance costs in the accompanying 2024 consolidated statement of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On November 12, 2018, the Company also undertook the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 11.A.21, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton. As at December 31, 2024, the aggregate outstanding amount of the four financing arrangements is repayable in variable installments from February 2025 to October 2028 and a balloon payment for each of the four financing arrangements of $33,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2024, the interest expense incurred amounted to $11,351 ($12,511 for the year ended December 31, 2023 and $15,329 for the year ended December 31, 2022), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of December 31, 2024, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $584,632.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly-owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan originally matured in May 2026 and carried a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

On October 11, 2024, Costamare Participations Plc announced the early redemption of the Bond Loan in full and on November 25, 2024, the Bond Loan, along with the coupon payment and a premium of 0.5% on the nominal amount was fully prepaid.

During the year ended December 31, 2024, the interest expense incurred amounted to $2,688 ($2,962 for the year ended December 31, 2023 and $2,866 for the year ended December 31, 2022) and is included in Interest and finance costs in the accompanying consolidated statements of income.

The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2024:

Year ending December 31,	Amount
2025	$322,261
2026	312,603
2027	324,666
2028	375,870
2029	408,009
2030 and thereafter	305,078
Total	$2,048,487

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2022, 2023 and 2024, was in the range 2.99% - 7.47%, 2.64% - 9.00% and 2.99% - 6.63%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2022, 2023 and 2024, was 4.9%, 5.1% and 4.9%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps and caps (discussed in Notes 20 and 22) for the years ended December 31, 2022, 2023 and 2024, amounted to $104,613, $128,297 and $114,872, respectively, which are included in Interest and finance costs in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2023	$22,913
Additions	4,075
Amortization and write-off	(8,125)
Balance, December 31, 2023	$18,863
Additions	3,381
Amortization and write-off	(7,826)
Balance, December 31, 2024	$14,418
Less: Current portion of financing costs	(4,395)
Financing costs, non-current portion	$10,023

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 20).

12. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the container vessels MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026. On May 12, 2022, Jodie Shipping Co. and Kayley Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the MSC Athens and the MSC Athos (Note 11.A.21). On June 8, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date, the Company derecognized the right-of-use assets regarding those vessels amounting to $152,982 and recognized vessels owned with the same amount within Vessels and advances, net.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the container vessels Leonidio and Kyparissia. On May 12, 2022, Simone Shipping Co. and Plange Shipping Co. signed a syndicated loan agreement for the purpose of financing the acquisition costs of the Leonidio and the Kyparissia (Note 11.A.21). On June 15, 2022, the Company exercised the options to re-purchase the two above-mentioned container vessels (Note 7) and the two above-mentioned subsidiaries prepaid the corresponding portion of the then outstanding lease liability. At the same date, the Company derecognized the right-of-use assets regarding those vessels amounting to $34,924 and recognized vessels owned with the same amount within Vessels and advances, net.

On May 12, 2023, the Company (Note 10) entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. As of December 31, 2024, the outstanding amount of the finance lease liability bears fixed interest and is repayable in variable installments from January 2025 to April 2025 and a balloon payment of $23,113, payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The depreciation with respect to the right-of-use assets under finance lease, charged during the years ended December 31, 2022, 2023 and 2024, amounted to $3,284, $817 and $1,393, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2024 and 2023, the carrying value of the right-of-use assets under finance lease amounted to $37,818 and $39,211, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the years ended December 31, 2022, 2023 and 2024, amounted to $2,109, $950 and $1,510, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The annual lease payments under the finance lease after December 31, 2024 are in the aggregate as follows:

Year ending December 31,	Amount
2025	$24,280
Total	$24,280
Less: Discount	(403)
Total finance lease liability	$23,877

The total finance lease liabilities, are presented in the accompanying December 31, 2023 and 2024 consolidated balance sheet as follows:

	December 31, 2023	December 31, 2024
Finance lease liabilities – current	$2,684	$23,877
Finance lease liabilities – non-current	23,877	-
Total	$26,561	$23,877

(b) Investments in leaseback vessels:

i.	At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $5,188 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

ii.	Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $10,183, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,067, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,170, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,561, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,561, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,561, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,500, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,500, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,467, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,816, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,454, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,007, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $10,790, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $9,960, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,332, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $5,928, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $12,360, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $5,790, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $13,206, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

22. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,762, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23. In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $22,673, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $15,012, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,076, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

26. In October 2024, NML acquired an offshore support vessel for $15,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $13,973, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

27. In November 2024, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $9,752, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases and on their commencement dates an aggregate gain of $29,579 was recognized as Gain on sale of vessels, net.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2023	December 31, 2024
Lease receivable	$41,901	$18,976
Unguaranteed residual value	201	506
Net investment in sales-type lease vessels	$42,102	$19,482

Net investment in sales-type lease vessels, current	(22,620)	(12,748)
Net investment in sales-type lease vessels, non-current	$19,482	$6,734

During the years ended December 31, 2023 and 2024, the interest income relating to the net investment in sales-type leases amounted to $41,299 and $43,149, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases to be received over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at December 31, 2024.

12-month period ending December 31,	Amount
2025	$24,541
2026	6,038
2027	5,606
2028	1,741
Total undiscounted cash flows	$37,926
Present value of lease payments*	$18,976

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

13. Operating lease Right-of-Use Assets and Liabilities:

During the year ended December 31, 2024, CBI chartered-in 89 third-party vessels on short/medium/long-term time charters. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of December 31, 2024 amounted to $292,596. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the year ended December 31, 2024, the Company used incremental borrowing rates ranging between 5.49% and 6.38% and the respective weighted average remaining lease term as of December 31, 2024 was 1.41 years. The payments required to be made after December 31, 2024 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
12-month period ending December 31,	Amount
2025	$218,690
2026	98,693
2027	384
Total	$317,767
Discount based on incremental borrowing rate	(25,171)
Operating lease liabilities, including current portion	$292,596

14. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2023 and 2024, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2023, the net accrued charter revenue, totaling ($23,642), comprises of $9,752 separately reflected in Current assets, $10,937 separately reflected in Non-current assets, and ($44,331) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2023 balance sheet. As at December 31, 2024, the net accrued charter revenue, totaling ($16,868), comprises of $11,929 separately reflected in Current assets, $2,688 separately reflected in Non-current assets and ($31,485) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. The maturities of the net accrued charter revenue as of December 31 of each 12-month period presented below are as follows:

12-month period ending December 31,	Amount
2025	$(4,936)
2026	(8,433)
2027	(2,403)
2028	(956)
2029	(140)
Total	$(16,868)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2023 and 2024, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 10 and the acquisition of Prosper discussed in Note 7, with charter party assumed at value below its fair market value at the date of delivery of the each vessel. During the year ended December 31, 2024, the amortization of the liability amounted to $1,030, ($510 and nil for the years ended December 31, 2023 and 2022, respectively) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2023	December 31, 2024
Hires collected in advance	$34,258	$30,884
Charter revenue resulting from varying charter rates	44,331	31,485
Unamortized balance of charters assumed	940	64
Total	$79,529	$62,433
Less current portion	(52,177)	(47,813)
Non-current portion	$27,352	$14,620

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2023 and 2024, the aggregate balance of time charter assumed (current and non-current) was $674 and $269, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2022, 2023 and 2024, the amortization expense of Time-charter assumed amounted to $198, $313 and $405, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

15. Commitments and Contingencies

a) Time charters: As of December 31, 2024, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending December 31,	Amount
2025	$1,101,742
2026	624,220
2027	465,478
2028	339,193
2029	193,996
2030 and thereafter	138,426
Total	$2,863,055

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at December 31, 2024, but excludes i) one dry bulk vessel for which the Company had not secured employment as of December 31, 2024 and ii) the time charter arrangements of: 11 dry bulk vessels in operation for which their time charter rate is index-linked, one vessel in pool agreement and 59 voyages for which their rate is index-linked. These arrangements as at December 31, 2024, have remaining terms of up to 80 months.

(b) Charter-in commitments: The Company within its context of operations has agreed to forward charter-in from third-parties, vessels that are currently under construction. Such lease payments of approximately $62.0 million are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.

(c) Capital Commitments: As of December 31, 2024, the Company had outstanding equity commitments of (i) $180 million in relation to the acquisition of six vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements; The Company’s chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture; and (ii) 15 million in relation to the acquisition of two vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

A subsidiary of the Company and Costamare Shipping were defendants and third-party defendants to lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California. The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”). The claimants in the lawsuit alleged that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleged that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.  On December 22, 2023, the California Department of Fish and Wildlife’s Office of Spill Prevention and Response issued a notice of violation to the Company’s subsidiary and Costamare Shipping alleging that they violated California Government Code sections 8670.20 and 8670.25.5(a)(1), which relate to notification of vessel disability or reporting of discharge or threatened discharge of oil and seeking civil administrative penalties.  The Company’s subsidiary and Costamare Shipping have now settled all pending claims relating to the October 2021 oil spill.  In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping admitted liability. The payments that were required under these settlement agreements were fully covered by insurance.

16. Redeemable Non-controlling Interest

In 2022, the Company participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750. In November 2024, the Company purchased 10,810,810.67 common shares of CBI (5.0%) from two of the Other Investors, increasing its stake in CBI to 97.5% (210,810,810.67 common shares), with payments in monthly installments until October 2026.

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant Local Agency (Note 3(d)) and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third-party; and (d) if no third-party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interest as of December 31, 2024, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted for the portion of comprehensive income / (loss) of the period and the effect of the capital increases performed by the holders of non-controlling interest. The changes to redeemable non-controlling interest in subsidiary during the years ended December 31, 2023 and 2024, were as follows:

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2022	$3,487
Capital increase in non-controlling interest	3,750
Net loss attributable to redeemable non-controlling interest	(6,608)
Balance, December 31, 2023	$629
Net loss attributable to redeemable non-controlling interest	(6,839)
Transfer to Additional Paid-In Capital due to purchase of non-controlling interest	3,757
Balance, December 31, 2024	$(2,453)

17. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2023 and 2024, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2024.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2023, the Company issued 1,742,320 shares at par value of $0.0001 to its common stockholders, at an average price of $9.3669 per share. During the year ended December 31, 2024, the Company issued 981,410 shares at par value of $0.0001 to its common stockholders, at an average price of $11.4704 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the year ended December 31, 2023, the Company repurchased, under the share repurchase program, 6,267,808 common shares at an aggregate cost of $60,000. During the year ended December 31, 2024, no common shares had been repurchased under the share repurchase program.

As of December 31, 2024, the aggregate issued share capital was 130,958,943 common shares at par value of $0.0001 of which 119,954,433 common shares were outstanding.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Preferred shares: On June 14, 2024, the Company announced the redemption of all of its 4,574,100 shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”) with a liquidation preference of $25.00 per share along with the payment of a final dividend of 8.875% per share for the period from April 15, 2024 to July 14, 2024. The difference between the carrying value and the fair value of the redeemed shares of the Series E Preferred Stock plus any accrued interest amounting to $5,446, in aggregate, was recognized as a reduction of retained earnings as a deemed dividend to the holders of the Series E Preferred Stock and has been considered in the calculation of Earnings per Common Share for the year ended December 31, 2024. The Company proceeded with the full redemption of its Series E Preferred Stock on July 15, 2024.

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

During the year ended December 31, 2024, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,320 in cash and issued 420,178 shares pursuant to the Plan for the fourth quarter of 2023, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,324 in cash and issued 369,223 shares pursuant to the Plan for the first quarter of 2024, (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $11,212 in cash and issued 185,758 shares pursuant to the Plan for the second quarter of 2024 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,694 in cash and issued 6,251 shares pursuant to the Plan for the third quarter of 2024.

During the year ended December 31, 2022, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2021 to January 14, 2022, (ii) $939, or $0.476563 per share for the period from January 15, 2022 to April 14, 2022, (iii) $939, or $0.476563 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $939, or $0.476563 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2022 to January 14, 2023, (ii) $939, or $0.476563 per share for the period from January 15, 2023 to April 14, 2023, (iii) $939, or $0.476563 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $939, or $0.476563 per share, for the period from July 15, 2023 to October 14, 2023. During the year ended December 31, 2024, the Company declared and paid its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2023 to January 14, 2024, (ii) $939, or $0.476563 per share for the period from January 15, 2024 to April 14, 2024, (iii) $939, or $0.476563 per share for the period from April 15, 2024 to July 14, 2024 and (iv) $939, or $0.476563 per share for the period from July 15, 2024 to October 14, 2024.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2022, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,111, or $0.531250 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,111, or $0.531250 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2023 to October 14, 2023. During the year ended December 31, 2024, the Company declared and paid its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2023 to January 14, 2024, (ii) $2,111, or $0.531250 per share for the period from January 15, 2024 to April 14, 2024, (iii) $2,111, or $0.531250 per share for the period from April 15, 2024 to July 14, 2024 and (iv) $2,111, or $0.531250 per share for the period from July 15, 2024 to October 14, 2024.

During the year ended December 31, 2022, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,180, or $0.546875 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,180, or $0.546875 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2023 to October 14, 2023. During the year ended December 31, 2024, the Company declared and paid its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2023 to January 14, 2024, (ii) $2,180, or $0.546875 per share for the period from January 15, 2024 to April 14, 2024, (iii) $2,180, or $0.546875 per share for the period from April 15, 2024 to July 14, 2024 and (iv) $2,180, or $0.546875 per share for the period from July 15, 2024 to October 14, 2024.

During the year ended December 31, 2022, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2021 to January 14, 2022, (ii) $2,537, or $0.554688 per share for the period from January 15, 2022 to April 14, 2022, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2022 to July 14, 2022 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2022 to October 14, 2022. During the year ended December 31, 2023, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,537, or $0.554688 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2023 to October 14, 2023. During the year ended December 31, 2024, the Company declared and paid its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $2,537, or $0.554688 per share for the period from January 15, 2024 to April 14, 2024 and (iii) $2,537 (out of which an amount of $846 has been recorded in Interest and finance costs in the accompanying 2024 Statement of income), or $0.554688 per share for the period from April 15, 2024 to June 14, 2024.

18. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the years ended December 31, 2022, 2023 and 2024, amounted to $31,068, $31,068 and $23,796, respectively.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
	For the year ended December 31,
	2022	2023	2024
	Basic EPS	Basic EPS	Basic EPS
Net income	$554,692	$381,019	$316,334
Less: Net loss attributable to non-controlling interest in subsidiaries	263	4,730	3,585
Net income attributable to Costamare Inc.	554,955	385,749	319,919
Less: paid and accrued earnings allocated to Preferred Stock	(31,068)	(31,068)	(23,796)
Less: deemed dividend in redemption of Series E Preferred Stock	-	-	(5,446)
Net income available to common stockholders	$523,887	$354,681	$290,677
Weighted average number of common shares, basic and diluted	122,964,358	120,299,172	119,299,405
Earnings per common share, basic and diluted	$4.26	$2.95	$2.44

19. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the years ended 2022, 2023 and 2024:

For the year ended December 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$864,545	$175,646	$87,400	$1,127,591
Voyage charters and Contracts of Affreightment	-	-	722,269	722,269
Voyage charters – related parties (Note 3(d))	-	-	210,087	210,087
Total	$864,545	$175,646	$1,019,756	$2,059,947

For the year ended December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$839,374	$151,137	$77,683	$1,068,194
Voyage charters and Contracts of Affreightment	-	4,755	429,542	434,297
Total	$839,374	$155,892	$507,225	$1,502,491

For the year ended December 31, 2022
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$797,392	$313,276	$-	$1,110,668
Voyage charters and Contracts of Affreightment	-	2,824	367	3,191
Total	$797,392	$316,100	$367	$1,113,859

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the year ended December 31,
	2022	2023	2024
Interest expense	$107,205	$152,123	$139,957
Derivatives’ effect	(483)	(22,876)	(23,254)
Amortization and write-off of financing costs	10,255	8,125	7,826
Amortization of excluded component related to cash flow hedges	1,286	4,354	6,084
Bank charges and other financing costs	3,970	2,703	2,510
Total	$122,233	$144,429	$133,123

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

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

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

During the year ended December 31, 2024, three NML subsidiaries entered into three interest rate swap agreements with an aggregate notional amount of $33,683, which met hedge accounting criteria according to ASC 815 related to the loans discussed in Notes 11.A.39 and 11.A.40. During the same period and pursuant to the partial prepayment of the loan discussed in note 11.A.40 the NML subsidiary terminated its interest rate swap agreement and recorded a gain of $70, which is included in Gain/ (loss) on derivative instruments, net, in the accompanying 2024 consolidated statement of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2023, the Company entered into four interest rate cap agreements with a facility counterparty relating to the loans discussed in Notes 11.A.12, 11.A.21 and 11.A.30, with an aggregate notional amount of $333,727 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.53%-3.50%. In addition, during the same period, the Company entered into two interest rate cap agreements with a facility counterparty relating to the loans discussed in Note 11.A.25 and Note 11.A.16, with an aggregate notional amount of $310,646 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.74%-3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the respective loans. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $21,062 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from 2026 to 2029.

Furthermore, during the year ended December 31, 2023, the Company entered into an interest rate swap agreement with a notional amount of $45,231, which met hedge accounting criteria according to ASC 815 related to the loan discussed in Note 11.A.10.

During the year ended December 31, 2024, the Company terminated the interest rate caps related to the loans discussed in Notes 11.A.14, 11.A.16, 11.A.17 and 11.A.30 and received the aggregate amount of $4,694, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2024 consolidated statement of income.

During the year ended December 31, 2023, the Company terminated the interest rate caps related to the loans discussed in Notes 11.A.3, 11.A.12, 11.A.14, 11.A.15, 11.A.16 and 11.A.18 and received the aggregate amount of $9,566, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2023 consolidated statement of income. Additionally, the Company terminated three interest rate swaps relating to the loan discussed in Note 11.A.6 and received the amount of $7,597 in aggregate, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2023 consolidated statement of income.

The fair value of the interest rate cap derivative instruments outstanding as of December 31, 2023 and 2024 amounted to an asset of $26,417 and an asset of $11,115, respectively, and is included in the Fair value of derivatives current and non-current in the accompanying December 31, 2023 and 2024 consolidated balance sheets.

At December 31, 2023, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $1,260,171. As of December 31, 2024, the Company had interest rate swap agreements, and interest rate cap agreements with an outstanding notional amount of $805,028. The fair value of these derivatives outstanding as at December 31, 2023 and 2024 amounted to a net asset of $35,475 and an asset of $31,645, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between June 2026 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap and interest rate cap amounts to $10,410.

(b) Cross currency swaps that do not meet the criteria for hedge accounting: During the year ended December 31, 2021, the Company entered into two cross-currency swap agreements, which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 11(c)), in order to hedge its exposure to fluctuations deriving from Euro. Following the early prepayment of the Bond Loan on November 25, 2024, the Company redesignated the two cross-currency swaps as non-hedging instruments and recorded an unrealized loss of $1,047, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2024 consolidated statement of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of December 31, 2024, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value December 31, 2024 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(9,310)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(9,077)
Total fair value						$(18,387)

The fair value of these derivatives outstanding as at December 31, 2024 amounted to a liability of $18,387 and are included in the accompanying consolidated balance sheets. The maturity of these derivatives is in November 2025.

(c) Foreign currency agreements: As of December 31, 2024, the Company holds 12 Euro/U.S. dollar forward agreements totaling $39,600 at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.

As of December 31, 2023, the Company held 24 Euro/U.S. dollar forward agreements totaling $78,600 at an average forward rate of Euro/U.S. dollar 1.0730, expiring in monthly intervals up to December 2025.

The total change of forward contracts fair value for the year ended December 31, 2024, was a loss of $4,898 (gain of $1,151 for the year ended December 31, 2023 and gain of $2,784 for the year ended December 31, 2022) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2023 and 2024, amounted to an asset of $3,529 and a liability of $1,369, respectively.

(d) Forward Freight Agreements, Bunker swap agreements and EUA futures: As of December 31, 2023 and 2024, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and 2024 amounted to a net liability of $2,510 and a net liability of $447, respectively.

As of December 31, 2024, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 amounted to an asset of $307.

As of December 31, 2023 and 2024, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and 2024 amounted to a net asset of $11,211 and a net liability of $19,155, respectively. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2023 and 2024, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUAs of $13,748 and $45,221, respectively, which is recorded within margin deposits in the accompanying consolidated balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded. The following tables present, as of December 31, 2024 and 2023, gross and net derivative assets and liabilities by contract type:

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2024
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$8,590	$120
Bunker swaps	37	-
Bunker swaps*	304	-
Interest rate swaps	5,684	14,846
Interest rate caps	4,726	6,389
EUA Futures	160	147
Total gross derivative contracts	$19,501	$21,502

Amounts offset
Counterparty netting*	(8,894)	(120)
Total derivative assets, December 31, 2024	$10,607	$21,382

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(22,653)	$(5,212)
Bunker swaps	(308)	(15)
Bunker swaps*	(398)	(67)
Cross-currency rate swaps	(18,387)	-
Forward currency contracts	(1,369)	-
Total gross derivative contracts	$(43,115)	$(5,294)

Amounts offset
Counterparty netting*	8,894	120
Total derivative liabilities, December 31, 2024	$(34,221)	$(5,174)

*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2023
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$30,404	$2,758
Bunker swaps	101	-
Interest rate swaps	7,827	12,864
Interest rate caps	14,716	11,701
Forward currency contracts	1,873	1,656
Total gross derivative contracts	$54,921	$28,979

Amounts offset
Counterparty netting*	(21,611)	(340)
Total derivative assets, December 31, 2023	$33,310	$28,639

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(21,611)	$(340)
Bunker swaps	(912)	(1,699)
Cross-currency rate swaps	(2,138)	(9,495)
Total gross derivative contracts	$(24,661)	$(11,534)

Amounts offset
Counterparty netting*	21,611	340
Total derivative liabilities, December 31, 2023	$(3,050)	$(11,194)

*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments.

The Effect of Derivative Instruments for the years ended
December 31, 2022, 2023 and 2024
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in OCI on Derivative
	2022	2023	2024
Interest rate swaps and cross-currency swaps	$36,591	$3,385	$24,337
Interest rate caps (included component)	4,495	6,629	(4,564)
Interest rate caps (excluded component) (1)	6,700	(16,589)	(6,708)
Reclassification to Interest and finance costs	(483)	(22,876)	(23,254)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	1,286	4,354	6,084
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	63	63	63
Total	$48,652	$(25,034)	$(4,042)

(1)	Excluded component represents interest rate caps instruments time value.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2022	2023	2024
Interest rate swaps / caps and cross-currency swaps	Gain / (loss) on derivative instruments, net	$(182)	$12,207	$(393)
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	108	5,420	(47,684)
Bunker swap agreements	Gain / (loss) on derivative instruments, net	(12)	(1,490)	3,825
EUA futures	Gain / (loss) on derivative instruments, net	-	-	276
Forward currency contracts	Gain / (loss) on derivative instruments, net	2,784	1,151	(4,898)
Total		$2,698	$17,288	$(48,874)

23. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), net investment in sales type leases, investment in leaseback vessels (Note 12 (b)) and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.10, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 12(b)(ii)(9), 12(b)(ii)(10), 12(b)(ii)(12), 12(b)(ii)(24), 12(b)(ii)(26) and 12(b)(ii)(27), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FFAs, the bunker swap agreements and EUA futures discussed in Note 22 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B determined through Level 2 of the fair value hierarchy as of December 31, 2024, amounted to $528,232 in the aggregate ($575,297 in the aggregate at December 31, 2023). The fair value of the term loan with fixed interest rates discussed in Note 11.A.10, determined through Level 2 of the fair value hierarchy as of December 31, 2024, amounted to $99,260 ($108,890 at December 31, 2023). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 12(b)(ii)(9), 12(b)(ii)(10), 12(b)(ii)(12), 12(b)(ii)(24), 12(b)(ii)(26) and 12(b)(ii)(27) determined through Level 2 of the fair value hierarchy as of December 31, 2024, amounted to $74,510 ($54,186 at December 31, 2023). The fair value of the Company’s other financing arrangements (Note 11.B) and the term loan with fixed interest rates discussed in Note 11.A.10 and investment in leaseback vessels discussed in Notes 12(b)(ii)(9), 12(b)(ii)(10), 12(b)(ii)(12), 12(b)(ii)(24), 12(b)(ii)(26) and 12(b)(ii)(27), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 22(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2023 and 2024, the fair value of these derivative instruments in aggregate amounted to a net asset of $35,475 and a net asset of $13,258, respectively.

The fair value of the forward currency contracts discussed in Note 22(c) and the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 22(d) determined through Level 2 of the fair value hierarchy as at December 31, 2023 and 2024, amounted to a net asset of $12,230 and a net liability of $20,664, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at December 31, 2023, amounted to $106,633.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-liability position	$(1,369)	$-	$(1,369)	$-
Forward Freight Agreements-liability position	(19,155)	-	(19,155)	-
EUA futures-asset position	307	-	307	-
Bunker swap agreements-asset position	37	-	37	-
Bunker swap agreements-liability position	(484)	-	(484)	-
Interest rate swaps-asset position	20,530	-	20,530	-
Interest rate caps-asset position	11,115	-	11,115	-
Cross-currency rate swaps-liability position	(18,387)	-	(18,387)	-
Total	$(7,406)	$-	$(7,406)	$-

Assets measured at fair value on a non-recurring basis:

As of December 31, 2023, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis is based on the third-party valuation reports and is categorized based upon the fair value hierarchy as follows:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels	$10,250	$-	$10,250	$-
Total	$10,250	$-	$10,250	$-

24. Comprehensive Income:

During the year ended  December 31, 2022, Other comprehensive income amounted to $48,652 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $49,137), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $2,702), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $868), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,286) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

During the year ended  December 31, 2023, Other comprehensive loss amounted to $25,034 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $7,000), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $22,876), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $425), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $4,354) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2022, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2024, Other comprehensive loss amounted to $3,978 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $13,222), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $23,190), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $157), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $6,084) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63). An amount of $64 included in Other Comprehensive income is attributable to the non-controlling interest.

25. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On January 2, 2025, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 6, 2025, to holders of record of common stock as of January 21, 2025.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On January 2, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on January 15, 2025 to holders of record as of January 14, 2025.

(c)

Investment in leaseback vessels: In January 2025, NML signed a commitment letter, subject to final documentation, with a shipowner (seller) to acquire three offshore support vessels, under which the vessels will be chartered back to the seller under bareboat charter agreements, for an amount of up to $24,490.

In addition, in January 2025, one NML subsidiary entered into a loan agreement to finance a sale and leaseback arrangement that has entered into (Note 12 (b) (ii.21) and drew down the amount $11,970, in aggregate.

(d)

Vessel sale: On February 1, 2025, the Company decided to sell the 2008-built, 76,619 DWT capacity dry bulk vessel, Rose. The vessel is expected to be delivered to her new owners within the first or second quarter of 2025.