Form 20-F
period 2025-12-31
Costamare Inc.
filed 2026-03-04
CIK 1503584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

120,583,929 shares of Common Stock
1,970,649 Series B Preferred Stock, $0.0001 par value per share
3,973,135 Series C Preferred Stock, $0.0001 par value per share
3,986,542 Series D Preferred Stock, $0.0001 par value per share
1,200 Series F Preferred Stock, $0.0001 par value per share

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ITEM 19.	EXHIBITS	138

SIGNATURE		140

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•
“Costamare”, the “Company”, “we”, “our”, “us” or similar terms are used for convenience to refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), the 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), the Series F Preferred Stock (the “Series F Preferred Stock”) or the context otherwise indicates, they refer specifically to Costamare Inc.;

•
“Listed Preferred Stock” refers to the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, and, for the avoidance of doubt, does not include the Series F Preferred Stock;

•	“Costamare Bulkers” refers to Costamare Bulkers Holdings Limited (NYSE: CMDB), a company organized under the laws of the Republic of the Marshall Islands;

•	“CBI” refers to the dry bulk operating platform under Costamare Bulkers Inc., a subsidiary of Costamare Bulkers that is organized under the laws of the Republic of the Marshall Islands;

•	“dry bulk business” refers to both the dry bulk owned fleet and CBI;

•	The “Spin-Off” refers to the spin-off of our dry bulk business into a standalone public company, Costamare Bulkers, by way of a pro rata distribution of Costamare Bulkers shares to our shareholders;

•	currency amounts in this annual report are in U.S. dollars; and

•	all data regarding our fleet and the terms of our charters is as of February 24, 2026.

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

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, containership shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter on favorable terms our vessels upon the expiry of existing charters;

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•
risks related to our leasing business, including uncertainty related to operating an additional line of business for the Company, as well as exposure to the corresponding financial, counterparty and legal risks;

•	the effects of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions and economic uncertainty resulting from epidemics or pandemics;

•	business disruptions due to natural disasters or other disasters outside our control;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements in the design, construction and operations of containerships and opportunities for the profitable operations of our vessels;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;

•	future, pending or recent acquisitions of vessels or other assets, areas of possible expansion and expected capital spending or operating expenses, including the investments in our leasing business;

•	expectations relating to dividend payments and our ability to make such payments;

•
the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, and our expectations about the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

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

•
An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows; and

•
Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Risks Inherent in Our Business

•
Delay in the delivery or cancelation of our newbuild vessels on order, any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings;

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;

•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;

•	Our investment in the leasing business exposes us to financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs;

•	Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders;

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders;

•
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currencies can result in reductions in our shareholders’ equity as well as reductions in our income;

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

•
Being active in two lines of business requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Risks Relating to Our Securities

•	The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline;

•	Holders of Listed Preferred Stock have extremely limited voting rights; and

•
Members of the Konstantakopoulos family are our principal existing shareholders and will effectively be able to control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.

Industry Risks

Our profitability will be dependent on the level of charter rates in the international shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.

The container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Our profitability is dependent upon the charter rates we are able to charge for our ships. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the consumer goods carried by water internationally.

Since the factors affecting the supply of and demand for containerships are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would adversely affect our profitability and cash flows and could decrease the value of our fleet.

The demand for containerships has generally been influenced by, among other factors:

•	supply of and demand for semi-finished and finished consumer and industrial products shipped in containers;

•	changes in the production of semi-finished and finished consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;

•	economic slowdowns caused by public health events such as the coronavirus (“COVID-19”) pandemic or another epidemic;

•	natural disasters, developments and other disruptions in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership vessel capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the cost of newbuildings and the time it takes to construct a newbuild;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrap prices and the time it takes to scrap a vessel;

•	speed of vessel operation;

•	costs of bunkers and other operating costs;

•	vessel casualties;

•	the efficiency and age profile of the existing containership fleet in the market;

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;

•	the economics of slow steaming;

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and

•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).

These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Our ability to re-charter our vessels upon the expiration or termination of their current charters and to charter our vessels for which we have not yet secured charters and the charter rates payable under any renewal options or replacement or new charters will depend upon, among other things, the prevailing states of the containership market. If the charter market is depressed when our vessels’ charters expire or when we are otherwise seeking new charters, we may be forced to charter our vessels at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.

During the year ended December 31, 2025, the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels, and three year time charter rates of 6,800 TEU to 9,000 TEU vessels that is published in the Container Intelligence Monthly, calculated on a monthly basis by Clarksons Research Services Limited (“Clarksons Research”) (based on $/TEU for 1993=100)) increased by 12.6%, from 176.9 points in December 2024 to 199.2 points in December 2025. The increase in charter rates is mainly attributable to moderate fleet growth and sustained demand among tightened supply. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

According to Clarksons Research, seaborne container trade (in terms of million TEU transported) grew by a compound annual growth rate of 2.7% per annum between 2016 (175.3 million TEU transported) and 2025 (223.4 million TEU transported). During this period, there have been two years, 2020 and 2022, at which seaborne container trade exhibited negative growth rates. More specifically, during 2020, volumes decreased by 1.5% due to the outbreak of COVID-19 and the respective supply chain inefficiencies it caused, whereas in 2022, volumes decreased by 3.6% following an increase of 6.4% in the previous year. Clarksons Research estimates an increase in seaborne container trade from 223.4 million TEU in 2025 to 229.0 million TEU in 2026. Furthermore, according to Clarksons Research, future supply as represented by the containership orderbook as of December 2025 amounted to 33.9% of the existing fleet capacity, higher than the respective percentage of 27.0% a year ago, representing the highest such percentages since 2011. Delivery of the vessels currently under construction may negatively affect time charter rates for both short- and long-term periods unless it coincides with an increase in the demand for seaborne transportation of container boxes.

An oversupply of containership capacity may reduce charter rates and adversely affect our ability to charter our vessels at profitable rates or at all, which could have a material adverse effect on our financial condition and results of operations.

From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet. The orderbook gradually declined, and by the end of 2020, neared its lowest level of the last twenty years. Since 2021, the orderbook has been on the rise. According to Clarksons Research, as of December 2025, the containership orderbook represented 33.9% of the existing fleet capacity, 65.5% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

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

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, in April 2025, the Office of the U.S. Trade Representative (“USTR”), announced the adoption of additional port fees under Section 301 of the Trade Act of 1974 targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-built, owned or operated vessels entering U.S. ports. In response to the U.S. port fees, China’s Ministry of Transport announced parallel Chinese port fees on certain U.S.-linked vessels calling at Chinese ports. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period on November 10, 2026.

Further, on February 13, 2026, the second Trump administration released its Maritime Action Plan (the “MAP”) focused on reviving the U.S. shipping sector. Notably, the MAP proposes a “universal infrastructure or security fee,” which would apply more broadly than the USTR special port fees and would cover all internationally built vessels calling at U.S. ports. While specific figures have yet to be determined, the fees would be assessed on the weight of the imported tonnage arriving on the vessel. Currently, the MAP represents a policy plan for the administration, and it is unclear whether any of the initiatives contained therein will ultimately result in binding law or regulation. Given the uncertainties surrounding the implementation and potential magnitude of these proposed fees, as well as any retaliatory measures that other countries may adopt in response, the impact of such measures on our business is difficult to assess at this time.

Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

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

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, armed conflicts as well as the threat of future attacks or the spreading of armed conflicts, continue to cause uncertainty and volatility in the world markets and may affect our business, results of operations and financial condition. The ongoing conflict between Russia and Ukraine, conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea could disrupt supply chains, cause instability in the global economy and negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition.

The Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized.  Tensions in the Middle East have created additional concerns of disruption and further escalation. Following ceasefire discussions in October 2025, some liner companies have announced a possible return to the Suez route. If such return materializes, it could distort the current supply and demand dynamics. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could trigger a new refugee crisis, affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Downside risks to the world economy, international hostilities and trade friction which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. The current macroeconomic environment is also characterized by inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates in 2022 and 2023. While interest rates have decreased in 2025, they remain elevated. Inflation and high interest rates may raise the cost of capital, increase our operating and financing costs and generally reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the economic impact of and global response to the emergence of a pandemic crisis such as COVID-19 or future epidemics and ongoing wars may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

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

Further, we anticipate that a significant number of port calls made by our vessels will continue to involve the loading or unloading of cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production slows and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

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

Risks Inherent in Our Business

Delay in the delivery or cancelation of our newbuild vessels on order, any secondhand vessels we may agree to acquire or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.

As of February 24, 2026, we had 10 newbuild containerships under contract with deliveries expected progressively between the second quarter of 2027 and the fourth quarter of 2028, and we may contract for additional newbuild or secondhand vessels in the future. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. Eight subsidiaries of the Company are engaged in litigation concerning the termination in 2022 of certain shipbuilding contracts due to the builder’s failure to provide the agreed refund guarantees within the set deadline.

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

These risks are heightened for our containership agreements, as we derive our revenues from the containership segment from a limited number of customers in part through long-term time charters. Weakness in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand and increases in liner companies’ operating costs could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced or more environmentally friendly vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases and/or extended charter periods, so that the aggregate payments under the charters are not materially reduced. In 2014, three of our subsidiaries participated in a restructuring agreement with one of our charterers whereby they agreed to charter hire reductions in exchange for equity and unsecured debentures which were eventually repaid in full and in certain cases charter period extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts or derivative contracts (including interest rate swaps or exchange rate swaps) or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

A limited number of containership customers operating in a consolidating industry comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Zim Integrated Shipping Services Ltd. (“ZIM”) together represented 75%, 76% and 74% of our containership revenue in 2023, 2024 and 2025, respectively. The tough economic conditions faced by these liner companies historically and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base may continue to shrink and we may depend on a more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our shareholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminates its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

Future acquisitions of secondhand vessels may result in increased operating and maintenance costs.

Many of our containerships we have acquired are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than its vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels which we had operated since they were built. In addition, variability in the age and type of secondhand vessels in our fleet may prevent us from attaining economies of scale in our operations and maintenance of our fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

In addition, our containerships may be subject to “sister ship” arrest in certain jurisdictions from creditors of the vessels that are bareboat chartered out.

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

Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of February 24, 2026, we have no voyage charters. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may also drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis, those of our vessels that are not equipped with scrubbers, may be less competitive compared to vessels that are equipped with scrubbers. As of February 24, 2026, 15 of our containerships in the water are equipped with scrubbers. In addition, all our newbuild vessels under construction will be equipped with scrubbers. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including expenditures to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our shareholders.

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

As of February 24, 2026, our current fleet of 79 containerships on a fully delivered basis had an average age (weighted by TEU capacity) of 13.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of February 24, 2026, our current fleet of 79 containerships on a fully delivered basis had an average age (weighted by TEU capacity) of 13.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face competition from new entrants and established companies that may have greater resources and access to capital.

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

We conduct a substantial amount of business in China, including through one of our managers, Navilands (Shanghai) Containers Management Ltd., which, as of February 24, 2026, operated nine vessels that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, and as of February 24, 2026, 25 of our containerships (including our vessels under construction) are on charters or will commence charters with Chinese charterers. As of the same date, we have entered into sale and leaseback transactions in respect of three containerships with certain Chinese financial institutions and have 10 newbuilding contracts with a Chinese shipyard. See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Containership Fleet”. Further, eight subsidiaries of the Company are engaged in litigation concerning the termination in 2022 of certain shipbuilding contracts with a Chinese shipyard due to builder’s failure to provide the agreed refund guarantees within the set deadline.

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

Adverse developments in the international shipping business could reduce our ability to service our debt obligations and pay dividends to our shareholders.

We rely, to a large extent, on the cash flow generated from charters for our vessels. An adverse development in the international container shipping industry would have a significant impact on our financial condition and results of operations and could also impair our ability to service debt or pay dividends to our shareholders.

If market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth. As of February 24, 2026, the time charters of 4 of our containerships will expire in 2026. For one of the aforementioned vessels, the charterer has the flexibility to employ the vessel until 2031.

While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. If conditions worsen, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our shareholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

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

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and/or our subsidiaries’ ability to, among other things:

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

Our credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, (on a charter free or charter inclusive basis, as applicable), of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 110% to 140% of the then-outstanding amount of the credit facility and any related swap exposure.

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

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our shareholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities or to pay dividends and may increase our cost of borrowing or cause us to issue additional equity securities which would be dilutive to existing shareholders.

As of December 31, 2025, we had outstanding indebtedness of approximately $1.5 billion, including the obligations under our credit facilities and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

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

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currencies can result in reductions in our shareholders’ equity as well as reductions in our income. There can be no assurance that these hedges will be effective as they depend on the credit worthiness of our counterparties.

We have entered into interest rate swaps and interest rate caps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances. As of December 31, 2025, the aggregate notional amount of interest rate swaps and interest rate caps as of such date was $631.8 million. As of December 31, 2025, our obligations under fixed rate loans and other financing arrangements, which were under fixed interest rates amounted to $286.9 million.

From time to time, we also enter into certain currency hedges. As of December 31, 2025, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $14.1 million. Furthermore, we have entered into 12 Euro/U.S. dollar call options totaling $21.2 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates or currency exchange rates or that our counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

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

To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts that qualify for hedge accounting are recognized in “Accumulated Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Fluctuations in interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. For example, between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%. While SOFR gradually decreased in 2024 and 2025, it remains elevated at 3.87% as of the end of 2025. As of December 31, 2025, our obligations under our secured credit facilities that bear interest at SOFR plus a margin amounted to $1,236.1 million. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could negatively affect our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We currently generate all of our revenues in United States dollars, but a substantial portion of our vessels’ operating expenses are incurred in currencies other than United States dollars. Additionally, certain of our payment obligations in connection with our newbuildings under construction and the related financing agreements for those vessels may be denominated in currencies other than United States dollars. Any changes in the value of the United States dollar relative to other currencies, in particular the Euro and the Chinese Yuan, could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our shareholders. Expenses and payment obligations incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we may hedge some of this exposure from time to time, there is no assurance that our hedging strategy will be successful. Accordingly, our U.S. dollar-denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy as well as greenhouse gas emissions intensity. Flexibility includes the ability to operate in regulated areas (e.g., Sulfur Emission Control Areas and Nitrogen Oxide (NOx) Emission Control Areas) enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new vessels are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our vessels once their current time charters expire and the resale value of our vessels. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our shareholders.

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

Environmental regulations may also require or cause a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of or increased costs for insurance coverage relating to environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions allowances, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our shareholders.

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

Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis. Our owned vessels that are not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers. As of February 24, 2026, we owned 15 containerships in the water that are equipped with scrubbers. In addition, all our newbuild vessels under construction will be equipped with scrubbers. Ships not equipped with exhaust gas scrubbers may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2025, 33 of our 69 vessels in the water were EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2025, all our EU-flagged vessels met this weight specification. The European List presently includes ten facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries will seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and as of 2026, now applies to methane and nitrous oxide emissions. Further, the EU MRV Regulation 2015/757 was extended last year to cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

The EU has also enacted the FuelEU Maritime Regulation (as defined below), which became effective on January 1, 2025. The regulation established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The Regulation requires reductions in the lifecycle GHG intensity of fuel measured on a Well-to-Wake (WtW) basis which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050. Both the EU ETS and FuelEU schemes impact the management of our vessels calling to EU ports, increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. While we expect that in most cases, the cost of compliance with these schemes will be borne by our charterers under our time charter agreements, we are subject to counterparty credit risk that the charterers may fail to pay the required allowances, which could have a material adverse effect on our business, results of operations and financial condition.

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

In July 2023, the International Maritime Organization (“IMO”) adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that established new mid-term emissions reduction goals and guidance. In April 2025, at Marine Environment Protection Committee (“MEPC”) 83, MEPC approved the draft legal text of the IMO net-zero framework (“NZF”) to be included as a new chapter in MARPOL Annex VI. The NZF includes a new fuel standard for ships and a global GHG emissions pricing mechanism. These regulations were slated for adoption in October 2025; however MEPC agreed to adjourn the meeting on adoption until October 2026. As a result, the NZF may be subject to further changes. Adoption of the NZF may require us to incur additional capital expenditures to achieve compliance with the proposed regulations.

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

We rely on information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safe and efficient operation of our business including, but not limited to, accounting, billing, disbursement, booking and tracking, vessel scheduling, vessel operations and managing our financial exposure is dependent on computer hardware and software systems, which are operated by our affiliated managers. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Our managers and service providers also rely on information systems to provide us with their services. Any significant interruption or failure of our, or one of our manager’s or service provider’s, information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

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

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of insurance against risks of, environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

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

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels or to Costamare Bulkers’ vessels or to other vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to shareholders.

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

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, which was most recently amended and restated on June 26, 2025, under which, during the period of Mr. Konstantakopoulos’ employment or service with us and for six months thereafter, Mr. Konstantakopoulos will agree to restrictions on his ownership and acquisition of interests in any containership, and any business involved in the ownership of containerships, subject to certain exceptions, including (i) pursuant to his involvement with us, (ii) with respect to certain acquisitions that we are first given the opportunity to make and (iii) interests acquired prior to entering into the restrictive covenant agreement.

Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of one containership privately owned or controlled by Mr. Konstantakopoulos, but does not apply to five containerships owned by companies in which Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest. This could give rise to a conflict of interest, which could adversely impact our results of operations.

We also cannot rule out the possibility that our board of directors will grant waivers to the restrictive covenant agreement. These restrictions have been waived by the board of directors or do not apply with respect to six containerships in which Konstantinos Konstantakopoulos has an interest, with no such waivers occurring in the year ending December 31, 2025. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Konstantinos Konstantakopoulos Restrictive Covenant Agreement”.

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

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other services. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos alone or together with a member of his family.

 As of February 24, 2026, Costamare Shipping is also the manager of one container vessel privately owned by our chairman and chief executive officer. Additionally, Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer. Starting in 2024, certain of our vessel-owning subsidiaries appointed Navilands Container Management Ltd. (“Navilands”) as manager to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai) Containers Management Ltd. (“Navilands (Shanghai)”). Starting in January 2026, our vessel-owning subsidiaries have appointed Navilands Maritime Services Ltd. (“Navilands Maritime”) to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested. Navilands, Navilands (Shanghai) and Navilands Maritime are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, and a non-independent board member is a minority shareholder.

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

Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as of February 24, 2026 of approximately 28.9% of our common stock. Mr. Konstantakopoulos also holds 1,200 shares of the new Series F Preferred Stock which entitle its holder to 50,000 votes per share, and accordingly he effectively holds 52.5% of the voting power in the Company. This relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Restrictive Covenant Agreements” and “Item 10. Additional Information—B. Memorandum and Articles of Association— Series F Preferred Stock”.

In addition, in connection with Costamare’s investment in the leasing business, Neptune entered into an Amended and Restated Management Services Agreement (the “Neptune Management Agreement”) with Neptune Global Financing Limited (the “Neptune Manager”). The Neptune Manager is 51% owned by Konstantinos Konstantakopoulos. The terms of the Neptune Management Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Neptune Management Agreement”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one containership (which is comparable to two of our vessels) and holds a passive interest in certain companies that own five containerships (which are comparable to 22 of our vessels), including one containership where one of our non-independent board members also holds a minority interest. Both Mr. Konstantakopoulos and the non-independent board member may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our audit committee and board of directors. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Costamare Bulkers may compete in the international containership industry, and we may compete in the international dry bulk shipping industry moving forward which could result in conflicts of interest.

Following the completion of the Spin-Off, Costamare Bulkers owned only dry bulk vessels and the dry bulk operating platform under CBI, and we owned only containerships and our leasing business under NML. While we do not currently have plans to expand outside of the containership industry into other international shipping sectors, such as the dry bulk shipping industry, there can be no assurances that we will not do so in the future.

While the Separation and Distribution Agreement includes certain restrictions on our ability to operate in the dry bulk shipping industry, Costamare Bulkers is not similarly restricted with respect to the containership industry. For example, the Separation and Distribution Agreement restricts us from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering Costamare Bulkers the opportunity to acquire such dry bulk vessels. Only if Costamare Bulkers is not willing or able to acquire such dry bulk vessels under the terms of the Separation and Distribution Agreement, are we then free to own, operate and charter such dry bulk vessels. Costamare Bulkers’ ability to own containership vessels and to acquire or invest in a business that owns such vessels is not so restricted, and we do not have a similar right of first refusal.

Additionally, in the event Costamare Bulkers enters the international containership industry or we enter the international dry bulk shipping industry, conflicts of interest may arise from the following relationships:

•
our affiliated managers have substantially similar contractual relationships with Costamare Bulkers as they have with us, which does not include any restrictions on offering dry bulk or containership opportunities to Costamare Bulkers before us or to us before Costamare Bulkers,

•	certain members of our board of directors and our management are also members of the board of directors or management of Costamare Bulkers, and

•	our major shareholders, Konstantinos Konstantakopoulos and members of his family, are also major shareholders of Costamare Bulkers.

Such potential conflicts of interest, as well as Costamare Bulkers’ activity in the international containership industry, could have an adverse effect on the results of our operations.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Costamare Shipping and Costamare Services provide and may provide in the future management services and other services in respect of vessels owned by Costamare Bulkers, as well as entities controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, or members of his family and their affiliates that are similar to and may compete with our vessels. V.Ships Greece, Navilands, Navilands (Shanghai), HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”) and F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) provide or may provide services to third parties. Blue Net and Blue Net Asia provide brokerage services to third-party vessels, including vessels that are similar to and compete with our vessels. These third-party vessels include vessels owned by Peter Döhle Schiffahrts- KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

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

Our affiliated managers and our executives are employed by or provide certain services to other companies, including Costamare Bulkers, which may negatively affect our operations.

Costamare Shipping provides commercial, technical and other services to vessel-owning subsidiaries of Costamare Bulkers and to companies controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services provides the vessel-owning subsidiaries of Costamare Bulkers with chartering, sale and purchase, insurance and certain representation and administrative services and is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, and a member of his family. Further, our directors and members of senior management are not required to work full-time on our affairs, and certain of our executives are employed by or provide their services to other companies.

For example, Konstantinos Konstantakopoulos, our chairman and chief executive officer, and Gregory Zikos, our chief financial officer, are employed by and provide their services to Costamare Shipping and Costamare Services. Gregory Zikos also serves as the chief executive officer of Costamare Bulkers. These other business activities may create conflicts of interest in matters involving or affecting us and it is not certain that any of these conflicts will be resolved in our favor. This could also detract from the time and attention that our affiliated managers and our executives can dedicate to our business and their obligations to us. If any of our executives or our affiliated managers are unable to devote sufficient time to managing our business, this could have a material adverse effect on our operations and financial results.

Being active in two lines of business requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

In the first quarter of 2023 we entered into a leasing business. See “Item 4. Information on the Company—Business Overview—General.” Our management team must devote significant attention and resources to different lines of business, and the time spent on each business will vary significantly from time to time depending on various circumstances and needs of each business. Each business requires significant attention from our management and could divert resources away from the day-to-day management of the other business, which could harm our business, results of operations, and financial condition.

Our vessels may call at ports located in countries that are subject to restrictions imposed by the United Nations, the United States government, the European Union, the United Kingdom and other governments, which could negatively affect the trading price of our shares of common stock.

The United Nations, the United States, the European Union, the United Kingdom and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries that have been subject to sanctions and embargoes imposed by the United Nations, the United States, the European Union, the United Kingdom and other governments and their agencies, including ports in Iran, Syria and Sudan.

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

From January 2011 through December 2025, vessels in our fleet (including those owned pursuant to the Framework Deed (as defined below) but excluding vessels related to our discontinued operations) made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.31% of our approximately 67,479 calls on worldwide ports, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. However, in 2025, 2024 and 2023, none of our vessels made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could, in turn, negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law or a bankruptcy act, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Shareholder rights may differ as well. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult or impossible to enforce service of process and judgments against us and our officers and directors.

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

Risks Relating to our Securities

The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline.

The price of our equity securities has been and may continue to be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, particularly in the containership market;

•	our payment of dividends;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perceptions of us and the international shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

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

On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances.

During the year ended December 31, 2025, we have issued 31,096 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2025, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our securities may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our securities may decline.

Our major shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock and Listed Preferred Stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.

Our ability to pay dividends or to redeem our Listed Preferred Stock may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

The declaration and payment of dividends (including cumulative dividends payable to the holders of our Listed Preferred Stock) is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and/or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international shipping industry and associated derivatives markets are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Listed Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Listed Preferred Stock and our obligation to pay dividends to holders of our Listed Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

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

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	the level of capital requirements of our leasing business;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us; and

•	the amount of any cash reserves established by our board of directors.

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

Changes to the definition of “foreign private issuer” under the securities laws of the United States could cause us to lose our FPI status and become subject to increased regulatory and reporting burdens.

We currently qualify as a “foreign private issuer” or “FPI” under the securities laws of the United States and the rules of the NYSE, which entitles us to certain exemptions from disclosure, corporate governance and reporting requirements imposed on U.S. domiciled registrants. On June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for FPI status, and on December 18, 2025, the Holding Foreign Insiders Accountable Act (the “HFIAA”) was enacted, which will require our directors and officers to comply with the share ownership and transaction reporting obligations of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by March 18, 2026. The concept release outlines several potential approaches to narrow FPI eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring incorporation in jurisdictions with robust regulatory frameworks. If the SEC were to adopt any of these approaches, we may no longer qualify as a FPI and would become subject to similar regulatory and reporting requirements applicable to U.S. domestic issuers. Compliance with these additional requirements may require us to incur material additional costs.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer”, we are subject to less stringent corporate governance requirements under the NYSE rules. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.

As permitted by this exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairman. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Our Listed Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C and Series D Preferred Stock, and by other transactions.

Our Listed Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2025, we had outstanding indebtedness, including our other financing arrangements, of approximately $1.5 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, approximately 80.0 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of 1,200 shares of Series F Preferred Stock. The issuance of additional preferred stock on a parity with, or senior to, our Listed Preferred Stock would dilute the interests of the holders of our Listed Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Listed Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Listed Preferred Stock. No provisions relating to our Listed Preferred Stock protect the holders of our Listed Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Listed Preferred Stock.

Holders of Series B, Series C and Series D Preferred Stock have extremely limited voting rights.

Our common stock and our Series F Preferred Stock are the only classes of our stock carrying full voting rights. Holders of the Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (for this purpose the Series B, Series C and Series D Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Listed Preferred Stock voted as a class for the election of such director). The right of such holders of Listed Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full.

The Listed Preferred Stock represents perpetual equity interests and you will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The Listed Preferred Stock represents perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Listed Preferred Stock may be required to bear the financial risks of an investment in the Listed Preferred Stock for an indefinite period of time.

The payment due to a holder of Listed Preferred Stock upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Listed Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Members of the Konstantakopoulos family are our principal existing shareholders and will effectively be able to control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own, as of February 24, 2026, approximately 63.6% of our outstanding common stock, in the aggregate. Additionally, our chairman and chief executive officer, Konstantinos Konstantakopoulos is the beneficial owner of 1,200 Series F Preferred Stock, being all of the outstanding Series F Preferred Stock. Because each share of Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders, members of the Konstantakopoulos family are able to exercise voting rights with respect to approximately 75.7% of the voting power of the Company’s capital stock. These shareholders will be able to control the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these shareholders may be different from yours. See “Item 3. Key Information—D. Risk Factors—Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.”

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

In addition to the concentration of voting power in our existing principal shareholders, several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We have adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock and Listed Preferred Stock.

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

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”), for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our method of operation, we believe that we are not now and have never been a PFIC. Although there can be no assurance, we also do not expect to be classified as a PFIC for 2026 or subsequent years. This expectation is based on our current operations and current law. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock or Listed Preferred Stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance. In January 2019, the Organization for Economic Co-operation and Development (the “OECD”) announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two, also referred to as the Global Anti-Base Erosion Rules (the “GloBE Rules”), operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. Many countries have formally implemented the GloBE Rules, and several other countries have draft legislation to implement this framework. The implementation of the GloBE Rules was not material to our tax provision for the year ended December 31, 2025, but we will continue to monitor and evaluate new legislation and guidance, which could change our current assessment. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

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

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, (the “Framework Deed”) we agreed with York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”) to invest in newbuild and secondhand container vessels through jointly held entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”). After acquiring a number of both newbuild and secondhand container vessels, the Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.

In June 2021, we decided to expand into the dry bulk shipping sector and invest in dry bulk vessels, and in November 2022, we established a dry bulk operating platform under CBI. CBI charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions.

In March 2023, we entered into an amended and restated subscription and shareholders’ agreement with the existing Neptune shareholders at the time (the “Neptune Shareholders’ Agreement”) pursuant to which we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Pursuant to the Neptune Shareholders’ Agreement, we received a special share in Neptune which carries 75% of the voting rights and agreed to invest up to $200 million in exchange for up to 40% of the ordinary shares and up to 79.05% of the preferred shares. On January 26, 2026, we entered into a second amended and restated subscription and shareholders’ agreement with the Neptune shareholders (the “Amended and Restated Neptune Shareholders’ Agreement”), whereby we agreed to increase our investment commitment to $247.8 million. As of February 24, 2026, we have invested in Neptune the amount of $182.2 million and own 39.0% of Neptune’s ordinary shares and 78.1% of its preferred shares. As of February 24, 2026, Neptune is currently funding or committed to funding 52 shipping assets, and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 22 dry bulk vessels, three tanker vessels, 24 offshore vessels and three container vessels.

On April 17, 2025, our board of directors approved the Spin-Off. In connection therewith, the Company undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business (including the dry bulk owned fleet and CBI) as provided in the Separation and Distribution Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Agreement.” The Company had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies owned dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies were to be used for future dry bulk vessel acquisitions.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers, distributing to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, following the distribution of Costamare Bulkers’ shares, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder. The shares of Costamare Bulkers began “regular way” trading separately from the Company shares on the NYSE on May 7, 2025.

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

B.          Business Overview

General

We are an international owner and operator of containerships. We charter our containerships to some of the world’s largest liner companies, providing worldwide transportation of containerized cargoes. As of February 24, 2026, we had a fleet of 79 containerships with an aggregate capacity of approximately 551,000 TEU, including 10 vessels under construction. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry-dockings, of 99.0%, 99.8% and 99.6% in 2023, 2024 and 2025, respectively. Over the last three years, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. As of February 24, 2026, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 79 containerships, including the 10 vessels under construction, was approximately 4.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. Our fixed-term charters for our fleet of 79 vessels represented an aggregate of approximately $3.6 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership.

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

Our Fleet

Our Containership Fleet

The tables below provide additional information about our fleet of containerships, including the vessels under construction, as of February 24, 2026. Some of our vessels are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

Current Containership Fleet

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
1	TRITON	Evergreen/(*)	2016	14,424	40,613	6.9	March 2036
2	TITAN	Evergreen/(*)	2016	14,424			April 2036
3	TALOS	Evergreen/(*)	2016	14,424			July 2036
4	TAURUS	Evergreen/(*)	2016	14,424			August 2036
5	THESEUS	Evergreen/(*)	2016	14,424			August 2036
6	YM TRIUMPH	Yang Ming	2020	12,690			May 2030
7	YM TRUTH	Yang Ming	2020	12,690			May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690			July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690			November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690			March 2031
11	CAPE AKRITAS	MSC	2016	11,010			August 2031
12	CAPE TAINARO	MSC	2017	11,010			April 2031
13	CAPE KORTIA	MSC	2017	11,010			August 2031
14	CAPE SOUNIO	MSC	2017	11,010			April 2031
15	CAPE ARTEMISIO	MSC	2017	11,010			September 2030
16	SHANGHAI	COSCO	2006	9,469	34,881	3.2	August 2028
17	YANTIAN I	COSCO	2006	9,469			July 2028
18	YANTIAN	COSCO/(*)	2006	9,469			May 2028
19	COSCO HELLAS	COSCO/(*)	2006	9,469			August 2028
20	BEIJING	COSCO/(*)	2006	9,469			July 2028
21	MSC AZOV	MSC/(*)	2014	9,403			December 2029
22	MSC AMALFI	MSC/(*)	2014	9,403			January 2030
23	MSC AJACCIO	MSC/(*)	2014	9,403			December 2029
24	MSC ATHENS	MSC/(*)	2013	8,827			January 2029
25	MSC ATHOS	MSC/(*)	2013	8,827			February 2029
26	VALOR	MSC	2013	8,827			May 2030
27	VALUE	MSC	2013	8,827			June 2030
28	VALIANT	MSC	2013	8,827			August 2030

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
29	VALENCE	MSC	2013	8,827			August 2030
30	VANTAGE	MSC	2013	8,827			November 2030
31	NAVARINO	MSC	2010	8,531			March 2029
32	KLEVEN	MSC/(*)	1996	8,044			April 2028
33	KOTKA	MSC/(*)	1996	8,044			September 2028
34	KOWLOON (ex. MAERSK KOWLOON)	MSC	2005	7,471			January 2029
35	KURE	MSC/(*)	1996	7,403			August 2028
36	METHONI	Maersk/(*)	2003	6,724	29,966	2.6	June 2029
37	PORTO CHELI	Maersk/(*)	2001	6,712			April 2029
38	TAMPA I	COSCO	2000	6,648			September 2028
39	ZIM VIETNAM	ZIM	2003	6,644			December 2028
40	ZIM AMERICA	ZIM	2003	6,644			December 2028
41	MAERSK PUELO	Maersk	2006	6,541			October 2026(4)
42	ARIES	ONE/(*)	2004	6,492			March 2029
43	ARGUS	ONE /(*)	2004	6,492			May 2029
44	PORTO KAGIO	Maersk	2002	5,908			July 2026
45	GLEN CANYON	OOCL	2006	5,642			September 2028
46	PORTO GERMENO	Maersk	2002	5,570			August 2026
47	LEONIDIO	Maersk/(*)	2014	4,957			August 2029
48	KYPARISSIA	Maersk/(*)	2014	4,957			August 2029
49	MEGALOPOLIS	Maersk/(*)	2013	4,957			May 2030
50	MARATHOPOLIS	Maersk/(*)	2013	4,957			May 2030
51	GIALOVA	ONE/(*)	2009	4,578	25,975	2.0	April 2029
52	DYROS	Maersk	2008	4,578			April 2027
53	NORFOLK	OOCL	2009	4,259			March 2028
54	VULPECULA	ZIM	2010	4,258			May 2028
55	VOLANS	COSCO	2010	4,258			July 2027
56	VIRGO	Maersk	2009	4,258			April 2027
57	VELA	ZIM	2009	4,258			April 2028
58	ANDROUSA	OOCL/(*)	2010	4,256			April 2029
59	NEOKASTRO	CMA CGM	2011	4,178	21,523	2.1	April 2030
60	ULSAN	Maersk/(*)	2002	4,132			January 2029
61	POLAR BRASIL	Maersk	2018	3,800			March 2027(5)
62	LAKONIA	COSCO	2004	2,586			February 2027
63	SCORPIUS	Hapag Lloyd/Maersk	2007	2,572			March 2028
64	ETOILE	MSC/(*)	2005	2,556			July 2028
65	AREOPOLIS	COSCO	2000	2,474			March 2027
66	ARKADIA	Evergreen	2001	1,550			October 2026
67	MICHIGAN	MSC	2008	1,300			October 2027
68	TRADER	MSC/(*)	2008	1,300			October 2028
69	LUEBECK	MSC/(*)	2001	1,078			April 2028

Containerships Under Construction

	Vessel Name	Capacity (TEU)	Estimated Delivery(6)	Employment
1	Newbuilding 1	3,100	Q2 2027	Long-term employment upon delivery from shipyard
2	Newbuilding 2	3,100	Q3 2027	Long-term employment upon delivery from shipyard
3	Newbuilding 3	3,100	Q4 2027	Long-term employment upon delivery from shipyard
4	Newbuilding 4	3,100	Q4 2027	Long-term employment upon delivery from shipyard
5	Newbuilding 5	3,100	Q4 2027	Medium-term employment upon delivery from shipyard
6	Newbuilding 6	3,100	Q1 2028	Long-term employment upon delivery from shipyard
7	Newbuilding 7	3,100	Q1 2028	Long-term employment upon delivery from shipyard
8	Newbuilding 8	3,100	Q2 2028	Medium-term employment upon delivery from shipyard
9	Newbuilding 9	3,100	Q3 2028	Medium-term employment upon delivery from shipyard
10	Newbuilding 10	3,100	Q4 2028	Medium-term employment upon delivery from shipyard

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Charterer has the option to extend the current time charter for an additional period of two years.
(4)	Maersk Puelo is currently chartered to Maersk until October 2026 (earliest redelivery) – September 2031 (latest redelivery).
(5)	Charter has the option to extend the current time charter for an additional one-year period.
(6)	Based on the shipbuilding contract, subject to change.
(i)	Denotes vessels subject to a sale and leaseback transaction.
(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Framework Deed

Under the Framework Deed we agreed with York to jointly invest in newbuild and secondhand container vessels. During 2023, we acquired York Capital’s 51% equity interest in each of the 2018-built, 3,800 TEU capacity containership Polar Brasil and the 2001-built, 1,550 TEU capacity containership Arkadia and, as a result, we obtained 100% of the equity interests in each vessel. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 24, 2026, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 79 containerships (including the 10 vessels under construction) was approximately 4.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

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

Our Customers

For our containership fleet, our customers include many of the leading international liner companies, including, among others, A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, ZIM, ONE, OOCL and CMA CGM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and ZIM together represented 75%, 76% and 74% of our containership revenue in 2023, 2024 and 2025, respectively.

Management of Our Fleet

Costamare Shipping serves as the manager for our containerships and provides us with commercial, technical and other services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has more than 50 years of experience in managing vessels of various types and sizes, developing specifications for newbuild containerships and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the international shipping industry as a leading containership manager.

Costamare Shipping may subcontract certain of its obligations to affiliated managers or to V.Ships Greece or, subject to our consent, to other third-party managers or direct that such affiliated or third-party managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our sub-managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen and HanseContor, provide our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. Navilands and Navilands (Shanghai) are controlled by our chairman and chief executive officer Konstantinos Konstantakopoulos.

On December 30, 2025, Navilands Maritime, a company controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, entered into a Representation Agreement (the “Representation Agreement”) with our vessel-owning subsidiaries, to provide purchasing services and support services in relation to repairs, maintenance and drydocking as requested in exchange for a monthly fee and certain ad hoc fees to cover any additional services as requested.

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

Having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Navilands (Shanghai) mostly employs Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese Charterers and suppliers.

We believe that our managers are well regarded in the industry and use state-of-the-art practices and technological advancement to maximize the efficiency of the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships as well as our managers. Our affiliated managers, together with V.Ships Greece, maintain full certification under internationally recognized management system standards. These include ISO 9001:2018 (Quality Management Systems), which governs the consistent delivery of high quality services in accordance with our expectations and applicable regulatory requirements; ISO 14001:2015 (Environmental Management Systems), which ensures structured and effective environmental stewardship; ISO 50001:2018 (Energy Management Systems), supporting the efficient use of energy and continuous improvement in energy performance across our operations; and ISO 45001:2018 (Occupational Health and Safety Management Systems), demonstrating a commitment to maintaining safe working environments and safeguarding the well being of our personnel. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award. In 2025, the captain of our containership Theseus received the Lloyd’s List Greek shipping award for the Seafarer of the Year for rescuing seven crew members of a disabled fishing vessel adrift in the middle of the South Atlantic.

As of February 24, 2026,

•
Costamare Shipping provided commercial and insurance services to all of our containerships, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships;

•	V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 18 of our containerships;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to five of our containerships;

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships;

•	Navilands provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships; and

•	Navilands (Shanghai) provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to nine of our containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries, Costamare Bulkers and its subsidiaries and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval, which we may provide under certain circumstances. Currently, Costamare Shipping provides management services to all of Costamare Bulkers’ dry bulk vessels and five vessels privately owned or controlled by or affiliated with our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, Costamare Bulkers and its subsidiaries and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides services to all of Costamare Bulkers’ vessel owning subsidiaries and post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. V.Ships Greece, Navilands, Navilands (Shanghai), HanseContor and Vinnen provide and/or may provide services to third parties.

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

Costamare Shipping received in 2025 and 2024 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2025 and 2024 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2025 and 2024 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2030. For the years ended December 31, 2025 and December 31, 2024, Costamare Shipping and Costamare Services charged aggregate fees of $44.4 million and $47.2 million, respectively, including $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, charged by third-party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the years ended December 31, 2025 and 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by or affiliated with our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.9 million and $1.7 million, respectively, for services provided in accordance with the relevant agreements.

On December 31, 2025, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period and will automatically renew for nine more consecutive one-year periods until December 31, 2035. The daily fee for each vessel and the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

Participants in the container shipping industry include “liner” shipping companies, which operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, with the mix of owned vessels and chartered-in vessels varying, depending on market conditions and each liner’s company strategy and business requirements.

We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. Our large and diversified fleet, comprised of containerships of varying TEU capacities, enables us to act as a one-stop solution for our charterers. This flexibility allows us to meet over time the changing operational needs of our clients across a broad spectrum of trade routes—ranging from East-West to North-South and Intraregional—which depend on, among other things, the availability of vessels for chartering at any given time, geopolitical developments such as changes to trade policies, the closure of the Suez Canal or sanctions, port congestion, infrastructure constraints such as limits on Panama Canal crossings, and regulatory changes such as changes to regulations regarding emissions or fuel types. Our versatile fleet allows us to offer commercial solutions that align with the shifting logistical and commercial requirements of different routes, enabling us to support our clients in optimizing their network and responding effectively to shifting market conditions; however, given the interplay of the aforementioned variables, the impact of rate environments on our results may vary significantly over time.  In the past decade, we have had successful chartering relationships with the majority of the top 10 liner companies by TEU capacity.

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

Crewing and Shore Employees

We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. As of December 31, 2025, Costamare Shipping, Costamare Services and the Neptune Manager employed in the aggregate approximately 220 shore-based employees and approximately 1,660 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results. In particular, the containership market is typically stronger in the third quarter of the year in anticipation of the holiday season.

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

Our Lease Financing Platform

Neptune was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. In March 2023, we entered into an agreement with Neptune and its shareholders pursuant to which we agreed to invest in Neptune’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in Neptune which carries 75% of the voting rights of the ordinary shares providing control over Neptune. On January 26, 2026, we entered into the Amended and Restated Neptune Shareholders’ Agreement, whereby we agreed to increase our investment commitment to $247.8 million.

Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Neptune endeavors to obtain bank financing to finance on a back to back basis part of the financing it extends to its clients. As of February 24, 2026, we have invested in Neptune the amount of $182.2 million and own 39.0% of Neptune’s ordinary shares and 78.1% of its preferred shares. As of February 24, 2026, Neptune is currently funding or committed to funding 52 shipping assets and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 22 dry bulk vessels, three tanker vessels, 24 offshore vessels and three container vessels.

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

We maintain hull and machinery marine risks insurance and hull and machinery and loss of hire war risks insurance for our fleet of containerships to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain coverage for liabilities associated with the operations of our vessels up to the customary limits provided by Protection and Indemnity (“P&I”) clubs. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).

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

Protection and Indemnity Insurance—Pollution Coverage

Protection and indemnity insurance is usually provided by a P&I association and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

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

All vessels are also required to be subject to bottom surveys and dry-docking for inspection of their underwater parts and for repairs related to such inspections. Two bottom surveys are required during each five-year period of the classification certificate and the interval between any two successive bottoms surveys is in no case to exceed 36 months. One bottom survey (dry-docking) shall be carried out in conjunction with the special survey. Every alternate bottom survey may be permitted afloat, provided certain design conditions are met, in conjunction with the main class intermediate and the special surveys. If any defects are found, the classification surveyor will issue a “condition of class or memorandum” which must be rectified by the shipowner within prescribed time limits and at the latest during the next special survey.

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

Dry-docking Schedule

	2026	2027	2028	2029	2030
Number of Containerships	20	8	15	9	10

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

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers, together with V.Ships Greece, maintain full certification under internationally recognized management system standards. These include ISO 9001:2018 (Quality Management Systems), which governs the consistent delivery of high quality services in accordance with our expectations and applicable regulatory requirements; ISO 14001:2015 (Environmental Management Systems), which ensures structured and effective environmental stewardship; ISO 50001:2018 (Energy Management Systems), supporting the efficient use of energy and continuous improvement in energy performance across our operations; and ISO 45001:2018 (Occupational Health and Safety Management Systems), demonstrating a commitment to maintaining safe working environments and safeguarding the well-being of our personnel. We believe that operations of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

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

Amendments to Annex VI effective from January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m which became effective in 2020, and is a significant reduction from the 3.5% m/m global limit previously in place. Vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. Vessels that are not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in 15 of our vessels in the water. In addition, all our newbuild vessels under construction will be equipped with scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas (“ECAs”), where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, the Mediterranean Sea, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as ECAs. Within the ECAs, the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system is mandatory. At MEPC 82, the IMO adopted amendments to Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. At MEPC 83, the IMO approved a proposal to designate the North-East Atlantic Ocean as an ECA, although the proposal has not yet been adopted. Additional ECAs may be established in the future.

IMO NOx Tier III requirements took effect in North American and U.S. Caribbean ECAs in 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW must comply with the NOx Tier III standard. However, in newly designated NOx ECAs, the NOx Tier III requirements are not retroactive and the Tier III emission limits are applicable to vessels with keel-laying as of the date that the NOx ECAs goes into effect.

Amendments to MARPOL Annex VI, which entered into force in 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data must be reported to the ship’s flag state (“Flag Administration”) on an annual basis. At MEPC 81, the IMO adopted amendments to Appendix IX of MARPOL Annex VI, which introduced increased data granularity requirements, including, among other things, the reporting of fuel consumption per consumer type and data on transport work. These amendments went into effect on August 1, 2025.

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

In 2011, MEPC adopted two initial sets of mandatory requirements to address GHG emissions from ships that entered into force in 2013. New ships became required to determine their Energy Efficiency Design Index (“EEDI”), which obligated them to achieve a minimum energy efficiency level per capacity mile, and all operating vessels became required to maintain and follow a Ship Energy Efficiency Management Plan (“SEEMP”).

At MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that also require ships to reduce their GHG emissions. Beginning in 2023, all existing ships became required to calculate their Energy Efficiency Existing Ship Index (“EEXI”) and establish their annual operational carbon intensity indicator (“CII”) and CII rating. Attained EEXI must be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. EEXI indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a mandated reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).

A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved must be documented and verified against the required annual operational CII, which determines the operational carbon intensity rating. The rating is given on a scale–operational carbon intensity rating A, B, C, D, or E–indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level is recorded in the ship’s SEEMP. A ship rated D for three consecutive years, or E, will have to submit a corrective action plan, to show how the required index (C or above) will be achieved.

As a result of the IMO’s desire to contribute to global efforts against climate change, it adopted an initial GHG reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures included the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation. Mid-term and long-term measures included development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reductions. The levels of ambition and indicative checkpoints consider the Well-to-Wake (WtW) GHG emissions of marine fuels, as addressed in the Guidelines on life-cycle GHG intensity of marine fuels life-cycle analysis (LCA) Guidelines, with the overall objective of reducing GHG emissions of international shipping without shifting such emissions to other sectors.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provided new mid-term emissions reduction goals and built upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2030 and (4) achieving net zero GHG emissions from international shipping. In April 2025 at MEPC 83, MEPC approved the draft legal text of the NZF to be included as a new chapter in MARPOL Annex VI. The NZF includes a marine fuel standard that requires ships to gradually phase in fuels with lower GHG emissions intensity and a global GHG emissions pricing mechanism, and is scheduled for further discussions and possible adoption in October 2026. The NZF, if adopted, would enter into force no earlier than 2028 and require compliance no earlier than 2029. Potential long-term emissions reduction measures may be finalized and agreed by MEPC beyond 2030. Implementation of the framework through existing and potential future regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. We are unable to accurately predict the ultimate scope of such measures and their potential impact on our operations once implemented.

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

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) went into effect on June 26, 2025. The Hong Kong Convention introduced regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and established an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Hong Kong Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

In 2024, MARPOL Annex I began to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters. This ban applies to oils with a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition.

Other International Requirements

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015, the United Nations Framework Convention on Climate Change adopted the Paris Agreement, which entered into force and established a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention.

The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) requires each vessel to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the standards pertaining to the treatment of the ballast water (“D-2 Standard”) requires most existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule was designed to ensure full global implementation by September 8, 2024. All our vessels comply with the D-2 Standard or have an approved BWM system installed. The MEPC is currently reviewing the provisions of the BWM Convention and may adopt amendments by MEPC 85.

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

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling in alignment with the requirements of the Hong Kong Convention (the “EU Recycling Regulation”). Since 2018, seagoing vessels flying the flag of an EU Member State must be recycled solely in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, must have an inventory of hazardous materials on board, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”) and Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport (the “FuelEU Maritime Regulation”). The EU MRV Regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions. Since June 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements. Data collected is open to the public, as provided for by the regulations. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI.

On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce their annual average CO2 emissions relative to transport work on a linear basis for all their ships by at least 40% by 2030, with penalties for non-compliance. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and as of 2026, the EU ETS was further tightened by applying to 100% of the CO2 in scope and extended to apply to methane and nitrous oxide emissions. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

While the inclusion of shipping in the EU ETS formalized a market-based GHG emissions reduction measure that promotes improvements in energy efficiency, European regulators recognized that a mechanism establishing increasing levels of demand for renewable and low-carbon maritime fuels would drive additional emissions reductions. As a result, the EU adopted the FuelEU Maritime Regulation, which was designed to enable the EU to reduce its net GHG emissions by at least 55% by 2030 compared to 1990 levels and to achieve climate neutrality by 2050. The FuelEU Maritime Regulation incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. The regulation entered into force on January 1, 2025 and established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The GHG intensity of energy consumed by vessels on European voyages is measured on a Well-to-Wake (WtW) basis, and the Regulation requires reductions in the lifecycle GHG intensity of fuel which will gradually increase every five years, beginning with a 2% reduction in 2025 (compared to 2020 levels), up to 80% by 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs) with higher decarbonization potential. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020, and ships with a higher GHG intensity than the applicable upper limit must pay a remedial penalty proportional to their compliance deficit. The compliance deficit is the difference between the maximum permissible GHG intensity and the actual GHG intensity, multiplied by the ship’s energy consumption. FuelEU also includes a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships.

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

Of particular importance, due to the trade intensity in these areas, are four Chinese domestic ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), which are regulated in order to reduce the levels of ship-generated air pollution and restrict the sulphur content of fuels. Vessels at berth in a core port within the ECAs are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. As of January 1, 2019, vessels must use fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China must report energy consumption data of their last voyage to the China Maritime Safety Administration before leaving port (pursuant to the China Regulation on Data Collection for Energy Consumption of Ships). Ships operating in Hong Kong waters are required to burn fuel with a sulphur content not exceeding 0.5% m/m.

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

C.          Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 24, 2026, has 92 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. As of that date, 57 of our Liberian subsidiaries own container vessels in the water, 10 have container vessels under construction, eight are engaged in litigation concerning the termination certain shipbuilding contracts due to builder’s failure to provide the agreed refund guarantees within the set deadline, and the remaining subsidiaries relate to vessels that were previously sold or newbuild and secondhand vessels that may be acquired in the future. Of our Marshall Islands subsidiaries, 12 own container vessels in the water, two are intermediate holding companies, and the remaining subsidiary is inactive. In addition, as of February 24, 2026, Costamare controlled one company incorporated under the laws of Jersey, which had 53 subsidiaries incorporated in the Republic of the Marshall Islands and six incorporated in the Republic of Liberia. A list of our subsidiaries as of February 24, 2026 is set forth in Exhibit 8.1 to this annual report.

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

Overview

We are an international owner and operator of containerships. We charter our vessels to many of the world’s largest liner companies, providing worldwide transportation of containerized cargoes.

As of February 24, 2026, we had a fleet of 79 containerships with an aggregate capacity of approximately 551,000 TEU, including 10 vessels under construction, making us one of the largest public containership companies in the world based on total TEU capacity. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies. As of February 24, 2026, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 79 containerships (including the 10 vessels under construction) was approximately 4.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 24, 2026, our fixed-term charters for our fleet of 79 containerships (including the 10 vessels under construction) represented an aggregate of approximately $3.6 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2025. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. The table assumes the earliest redelivery dates possible under our vessels’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

	2026	2027	2028	2029	2030	2031	2032 - 2036
No. of Containerships whose Charters Expire(1)	4	7	20	14	14	5	11
TEU of Expiring Charters	19,569	23,254	120,809	97,630	129,400	56,730	90,720
Contracted Days	24,720	22,443	19,237	12,843	8,361	4,765	16,250
Available Days	465	3,474	7,614	13,437	17,703	20,447	91,679
Contracted/Total Days(2)	98.2%	86.6%	71.6%	48.9%	32.1%	18.9%	15.1%
Containership Contracted/Total Containership Days (TEU-adjusted)(3)	98.7%	92.7%	81.4%	61.0%	41.9%	22.6%	17.4%

(1)	Includes six vessels under construction.

(2)
Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

(3)	Contracted Days coverage adjusted by TEU capacity.

Our containership fleet is currently under time charters with ten different charterers. For the three years ended December 31, 2025, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 60 months. We have dry-docked 38 containerships over the past three years, and we plan to dry-dock 20 in 2026 and 8 vessels in 2027. Information about our fleet dry-docking schedule through 2030 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

As of February 24, 2026, Neptune is funding or committed to funding 52 shipping assets, and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 22 dry bulk vessels, three tanker vessels, 24 offshore vessels and three container vessels.

Our Managers and Service Providers

Costamare Shipping provides us with commercial, technical and other services pursuant to the Framework Agreement. As of February 24, 2026, Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen and HanseContor, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services.

Costamare Shipping received in 2025 and 2024 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We also pay Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2025 and 2024, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2025 and 2024 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2030. For the years ended December 31, 2024 and December 31, 2023, Costamare Shipping and Costamare Services charged aggregate fees of $44.4 million and $47.2 million, respectively, including $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, charged by third-party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services.

On December 31, 2025, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for nine more consecutive one-year periods until December 31, 2035, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

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

During the years ended December 31, 2025 and 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.9 million and $1.7 million respectively for services provided in accordance with the relevant agreements.

Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2024 and 2025 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). In lieu of said annual fee, in certain cases, some of our vessels have agreed to pay a commission ranging from 0.5% to 1.25% of their revenues from the charter arranged by Blue Net or Blue Net Asia. During the years ended December 31, 2024 and December 31, 2025 we paid $721,931 and $759,970, respectively, in total to Blue Net and $740,939 and $429,614, respectively, in total to Blue Net Asia for charter brokerage services.

A.          Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of February 24, 2026, our containership fleet amounted to a total of 79 vessels (including 10 vessels under construction).

•
Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of vessel capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports and the industries which use our shipping services. Vessels operated under long-term charters are less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters. We are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our vessels under new charters. As illustrated in the table above under “—Overview”, we aim to reduce our exposure to any one particular rate environment and point in the shipping cycle by staggering the maturities of our vessels’ charters. See “—Voyage Revenue”.

•
Utilization of Our Fleet. We calculate utilization of our fleet by dividing the number of days during which our vessels are employed less the aggregate number of days that our vessels are off-hire due to any reason other than due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys by the number of days during which our vessels are employed. We use fleet utilization to measure our vessels’ condition and efficiency in servicing our clients whilst employed. Historically, our fleet has had a limited number of unscheduled off-hire days during the period of employment. In 2023, 2024 and 2025 our fleet utilization for each year was 99.0%, 99.8% and 99.6%, respectively. If the utilization pattern of our fleet changes, our financial results would be affected.

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

The following table presents selected consolidated financial and other data of Costamare for each of the three years in the three-year period ended December 31, 2025. The table should be read together with the additional information provided in this section. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2023, 2024 and 2025 and the consolidated balance sheets at December 31, 2024 and 2025, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Following the completion of the Spin-Off on May 6, 2025, the results of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and the CBI operating platform) are reported as discontinued operations for all periods presented. The summary financials and discussion below refer to Costamare’s continuing operations unless otherwise noted; historical comparative periods have been adjusted accordingly.

	Year Ended December 31,
	2023	2024	2025
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$839,374	$864,545	$846,674
Income from investments in leaseback vessels	8,915	23,947	31,226
Total revenues	848,289	888,492	877,900
Voyage expenses	(12,490)	(25,769)	(52,002)
Voyage expenses-related parties	(11,881)	(12,163)	(11,252)
Vessels’ operating expenses	(160,868)	(157,919)	(162,481)
General and administrative expenses	(12,374)	(16,252)	(13,016)
General and administrative expenses-non-cash component	(5,850)	(8,427)	(6,979)
Management fees-related parties	(27,480)	(28,641)	(28,917)
Amortization of dry-docking and special survey costs	(15,344)	(17,345)	(19,794)
Depreciation	(126,719)	(126,821)	(129,538)
Gain / (loss) on sale of vessels, net	117,544	—	—
Foreign exchange gains / (losses), net	2,145	(5,451)	2,269
Operating income	$594,972	$489,704	$456,190
Interest income	$30,082	$31,712	$19,317
Interest and finance costs	(119,623)	(109,620)	(91,359)
Equity gain on investments	764	12	—
Other, net	1,832	1,396	966
Gain / (loss) on derivative instruments, net	10,873	(5,861)	11,433
Total other expenses, net	$(76,072)	$(82,361)	$(59,643)
Net Income from continuing operations	518,900	407,343	396,547
Net Income / (loss) from discontinued operations	(137,881)	(91,009)	(27,547)
Net Income	$381,019	$316,334	$369,000
Earnings allocated to Preferred Stock	(31,068)	(23,796)	(20,920)
Deemed dividend in redemption of Series E Preferred Stock	—	(5,446)	—
Net (income) / loss attributable to the non-controlling interest	4,730	3,585	(4,425)
Net income available to Common Stockholders	$354,681	$290,677	$343,655
Earnings per common share, basic and diluted - Total	$2.95	$2.44	$2.86
Earnings per common share, basic and diluted – Continuing operations	4.09	3.15	3.09
Earnings / (loss) per common share, basic and diluted – Discontinued operations	(1.15)	(0.71)	(0.23)
Weighted average number of shares, basic and diluted	120,299,172	119,299,405	120,198,853
OTHER FINANCIAL DATA
Net cash provided by operating activities – Continuing operations	$523,582	$586,868	$536,867
Net cash provided by / (used in) investing activities – Continuing operations	(11,286)	(32,751)	(179,007)
Net cash provided by / (used in) financing activities – Continuing operations	(425,417)	(613,917)	(507,588)
Net cash provided by / (used in) discontinued operations	(73,233)	12,532	(57,931)
Net increase / (decrease) in cash, cash equivalents and restricted cash	13,646	(47,268)	(207,659)
Dividends paid	(71,867)	(74,147)	(79,287)
BALANCE SHEET DATA – CONTINUING OPERATIONS (at year end)
Total current assets	$869,082	$802,306	$690,668
Total assets	4,106,909	3,909,796	3,862,662
Total current liabilities	354,815	410,593	398,568
Total long-term debt and finance lease liability, including current portion	2,042,890	1,733,113	1,522,979
Common stock	13	13	13
Total stockholders’ equity/net assets	2,438,760	2,571,059	2,158,956

	Average for the Year Ended December 31,
	2021	2022	2023	2024	2025
FLEET DATA
Number of vessels	70.1	71.6	67.6	68.0	68.3
TEU capacity	521,389	542,264	514,978	512,989	499,240

Voyage Revenue

Our voyage revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charter agreements and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning the vessels, the amount of time that the vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of the vessels and the levels of supply and demand in the containership charter markets.

Under a time charter agreement, the charterer pays a fixed charter hire rate or an index-linked charter hire rate (which is adjusted periodically based on a specific index such as the Baltic Exchange Handysize Index (“BHSI”)) for the use of the vessel. Voyage revenues generated from time charter agreements are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Furthermore, voyage revenues derived from time charter agreements with variable charter rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average voyage revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted voyage revenues until the earliest expiration date of the time charter, by (ii) the total contracted days until the earliest expiration date of the time charter agreement. Under a time charter agreement, the shipowner assumes all vessel operating costs and the charterer assumes all vessel voyage expenses.

Our voyage revenues will be affected by the acquisition of any additional vessels in the future subject to charter agreements, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a charter agreement or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

During 2024, containership charter rates increased by 163% on average. The increase in charter rates was mainly attributable to a 5.4% increase in the volume of containers transported due to increased demand and an increase of 17.7% in TEU-miles mainly due to container vessels rerouting from the Suez Canal. Tonnage availability was very limited, especially in larger size vessels where forward fixtures had become the norm, leading to increased competition between liner companies and resulting in higher rates. During 2025, time charter rates increased by 13% on average. This increase in charter rates was attributable to a 4.5% increase in the volume of containers transported due to increased demand and an increase of 4.7% in TEU-miles mainly due to container vessels still having to reroute around the Cape of Good Hope. Many vessels were already chartered through 2026, resulting in limited availability of vessels for chartering while, at the same time, liner companies’ appetite for chartering vessels remained at healthy levels.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses, costs associated with EU ETS Allowances (“EUAs”), Fuel EU Maritime penalties and commissions to counter and third parties that are unique to a particular charter. Under our time charter agreements, charterers assume the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2024 and 2025, commissions charged represented 43% and 19% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2025, approximately 40% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

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

Management Fees

Management fees for our containerships mainly include those provided for services under the Framework Agreement, the Services Agreement and the individual ship-management agreements. Management fees also include amounts paid to Neptune Manager in connection with the services provided under the Neptune Management Agreement. The total management fees paid by us to our managers during the years ended December 31, 2023, 2024 and 2025 amounted to $27.5 million, $28.6 million and $28.9 million, respectively. The amounts charged by our related party managers include amounts paid to third-party managers of $8.8 million, $6.3 million and $5.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information regarding management fees.

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

Gain / (Loss) on Sale of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In each of the years ended December 31, 2023, 2024 and 2025, we sold three, nil and nil vessels, respectively.

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

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit arrangements which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities,  which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities  please read “—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Gain / (Loss) on Derivative Instruments

We enter into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements to manage our exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income / (loss) until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. For a description of our existing derivative instruments, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Results of Continuing Operations

Year ended December 31, 2025 compared to year December 31, 2024

During the years ended December 31, 2025 and 2024, we had an average of 68.3 and 68.0 container vessels, respectively, in our fleet.

During the year ended December 31, 2025, we acquired and accepted delivery of the secondhand container vessel Maersk Puelo with a capacity of 6,541 TEU.

As of December 31, 2025, we have invested in NML the amount of $182.2 million.

In the years ended December 31, 2025 and 2024, our fleet ownership days totaled 24,934 and 24,888 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(1),(2),(3)

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2024	2025	Change	Change

Voyage revenue	$864.5	$846.7	$(17.8)	(2.1%)
Income from investments in leaseback vessels	23.9	31.2	7.3	30.5%
Voyage expenses	(25.8)	(52.0)	26.2	101.6%
Voyage expenses – related parties	(12.2)	(11.3)	(0.9)	(7.4%)
Vessels’ operating expenses	(157.9)	(162.5)	4.6	2.9%
General and administrative expenses	(16.3)	(13.0)	(3.3)	(20.2%)
Management fees – related parties	(28.6)	(28.9)	0.3	1.0%
General and administrative expenses - non-cash component	(8.4)	(7.0)	(1.4)	(16.7%)
Amortization of dry-docking and special survey costs	(17.3)	(19.8)	2.5	14.5%
Depreciation	(126.8)	(129.5)	2.7	2.1%
Foreign exchange gains / (losses)	(5.4)	2.3	7.7	n.m.
Interest income	31.7	19.3	(12.4)	(39.1%)
Interest and finance costs	(109.6)	(91.4)	(18.2)	(16.6%)
Income / (loss) from equity method investments	-	-	-	n.m.
Other	1.4	1.0	(0.4)	(28.6%)
Gain / (Loss) on derivative instruments, net	(5.9)	11.4	17.3	n.m.
Net Income from Continuing operations	$407.3	$396.5

Vessels’ operational data(3)	Year ended December 31,
	2024	2025	Change	Percentage Change
Average number of vessels	68.0	68.3	0.3	0.4%
Ownership days	24,888	24,934	46	0.2%
Number of vessels under dry-docking and special survey	8	14	6

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2025 and December 31, 2024. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2024	2025	Change	Change

Voyage revenue	$864.5	$846.7	$(17.8)	(2.1%)
Accrued charter revenue	(5.9)	3.0	8.9	n.m.
Amortization of time-charter assumed	(0.4)	0.1	0.5	n.m.
Amortization of deferred revenue	-	(4.1)	(4.1)	n.m.
Voyage revenue adjusted on a cash basis (1),(2)	$858.2	$845.7	$(12.5)	(1.5%)

(1)
Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates,“Amortization of time-charter assumed” and “Amortization of deferred revenue”.

(2)
Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3)	Vessels that are part of continuing operations.

Voyage Revenue
Voyage revenue decreased by 2.1%, or $17.8 million, to $846.7 million during the year ended December 31, 2025, from $864.5 million during the year ended December 31, 2024. The decrease period over period is mainly attributable to (i) the lower accounting revenue recorded for two of our vessels classified as sale type leases and (ii) the net decreased charter rates in certain of our vessels; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) decreased by 1.5%, or $12.5 million, to $845.7 million during the year ended December 31, 2025, from $858.2 million during the year ended December 31, 2024.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $31.2 million and $23.9 million for the years ended December 31, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the year ended December 31, 2025 compared to the year ended December 31, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $52.0 million and $25.8 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses increased period over period, mainly due to the recognition of  costs associated with EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $11.3 million and $12.2 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $1.2 million and $1.5 million, in the aggregate, for the years ended December 31, 2025 and 2024, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $162.5 million and $157.9 million during the years ended December 31, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,516 and $6,345 for the years ended December 31, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $13.0 million and $16.3 million during the years ended December 31, 2025 and 2024, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $28.9 million and $28.6 million during the years ended December 31, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the year ended December 31, 2025 amounted to $7.0 million, representing the value of the shares issued to a related service provider on March 31, 2025, on June 30, 2025, on September 30, 2025 and on December 30, 2025. General and administrative expenses - non-cash component for the year ended December 31, 2024 amounted to $8.4 million, representing the value of the shares issued to a related service provider on March 29, 2024, on June 28, 2024, on September 30, 2024 and on December 30, 2024.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $19.8 million and $17.3 million during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, 12 vessels underwent and completed their special surveys, and two vessels were in the process of completing their special surveys. During the year ended December 31, 2024, seven vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey.

Depreciation

Depreciation expense for the years ended December 31, 2025 and 2024 was $129.5 million and $126.8 million, respectively.

Interest Income

Interest income amounted to $19.3 million and $31.7 million for the years ended December 31, 2025 and 2024, respectively.

Interest and Finance Costs

Interest and finance costs were $91.4 million and $109.6 million during the years ended December 31, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance, along with reduced SOFR rates, during the year ended December 31, 2025, compared to the year ended December 31, 2024.

Gain / (Loss) on Derivative Instruments, net

As of December 31, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $14.6 million. During the year ended December 31, 2025, the change in the fair value (fair value as of December 31, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that qualify for hedge accounting resulted in a loss of $17.6 million, which has been included in OCI. Furthermore, during the year ended December 31, 2025, the change in the fair value (fair value as of December 31, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the year, resulted in a net gain of $11.4 million, which has been included in Gain / (Loss) on Derivative Instruments, net.

Segmental Financial Information

Following the Spin-Off, the Company now reports two reportable segments. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI operating platform segments were spun off, and the comparative information has been recast accordingly. The Company has identified the Chairman and Chief Executive Officer as the Chief Operation Decision Maker (CODM) in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation is relied upon not only for the reported segments’ results but also for the CODM’s view and estimates as to the future prospects of each segment. The tables below present information about the Company’s reportable segments for the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$846.7	$-
Income from investment in leaseback vessels	-	31.2
Total revenues	$846.7	$31.2

Less (1):
Voyage expenses	(52.0)	-
Voyage expenses-related parties	(11.3)	-
Vessels’ operating expenses	(162.5)	-
Interest and finance costs	(79.8)	(11.5)
Other segment items (2)	(149.3)	-
Segment profit	$391.8	$19.7

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

For the year ended December 31, 2024
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$864.5	$-
Income from investment in leaseback vessels	-	23.9
Total revenues	$864.5	$23.9

Less (1):
Voyage expenses	(25.8)	-
Voyage expenses-related parties	(12.2)	-
Vessels’ operating expenses	(157.9)	-
Interest and finance costs	(99.5)	(10.1)
Other segment items (2)	(144.1)	-
Segment profit	$425.0	$13.8

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

Year ended December 31, 2025 compared to year December 31, 2024 – Container vessels segment

Voyage Revenue

Voyage revenue decreased by 2.1%, or $17.8 million, to $846.7 million during the year ended December 31, 2025, from $864.5 million during the year ended December 31, 2024. The decrease period over period is mainly attributable to (i) the lower accounting revenue recorded for two of our vessels classified as sale type leases and (ii) the net decreased charter rates in certain of our vessels; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage Expenses

Voyage expenses for the container vessels segment were $52.0 million and $25.8 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses increased, year over year, mainly due to the recognition of liabilities for EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the impact on the Segment net expenses. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses - related parties were $11.3 million and $12.2 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses - related parties for the container vessels segment represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned containership fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.2 million and $1.5 million, in the aggregate, for the years ended December 31, 2025 and 2024, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses for the container vessels segment, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $162.5 million and $157.9 million during the years ended December 31, 2025 and 2024, respectively. Daily container vessels’ operating expenses were $6,516 and $6,345 for the years ended December 31, 2025 and 2024, respectively. Daily operating expenses are calculated as container vessels’ operating expenses for the period over the ownership days of the period.

Interest and Finance Costs

Interest and finance costs for the container vessels segment were $79.8 million and $99.5 million during the years ended December 31, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance for the container vessels segment, along with reduced SOFR rates, during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Other Segment Items

Other segment items for the container vessels segment include depreciation expense of the containership vessels and amortization of dry-docking and special survey costs for the containership vessels.

Depreciation expense for the container vessels segment for the years ended December 31, 2025 and 2024 was $129.5 million and $126.8 million, respectively.

Amortization of deferred dry-docking and special survey costs for the container vessels segment was $19.8 million and $17.3 million during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, 12 container vessels underwent and completed their dry-docking and special survey and two container vessels were in the process of completing their dry-docking and special survey. During the year ended December 31, 2024, seven container vessels underwent and completed their dry-docking and special survey and one container vessel was in the process of completing her dry-docking and special survey.

Year ended December 31, 2025 compared to year ended December 31, 2024 – NML segment

Income from investments in leaseback vessels

Income from investments in leaseback vessels for the NML segment was $31.2 million and $23.9 million for the years ended December 31, 2025 and 2024, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to the increased volume of NML’s operations during the year ended December 31, 2025 compared to the year ended December 31, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Interest and Finance Costs

Interest and finance costs for the NML segment were $11.5 million and $10.1 million during the years ended December 31, 2025 and 2024, respectively. The increase is mainly attributable to the higher average loan balance for the NML segment, partially offset by reduced SOFR rates in the year ended December 31, 2025 compared to the year ended December 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

During the years ended December 31, 2024 and 2023, we had an average of 68.0 and 67.6 container vessels, respectively, in our fleet.

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

In addition, during the year ended December 31, 2023, we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182.

As of December 31, 2024, we had invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the years ended December 31, 2024 and 2023, our fleet ownership days totaled 24,888 and 24,677 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing Operations and Vessels’ Operational Data(1),(2),(3)

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2023	2024	Change	Change

Voyage revenue	$839.4	$864.5	$25.1	3.0%
Income from investments in leaseback vessels	8.9	23.9	15.0	168.5%
Voyage expenses	(12.5)	(25.8)	13.3	106.4%
Voyage expenses – related parties	(11.9)	(12.2)	0.3	2.5%
Vessels’ operating expenses	(160.9)	(157.9)	(3.0)	(1.9%)
General and administrative expenses	(12.4)	(16.3)	3.9	31.5%
Management fees – related parties	(27.5)	(28.6)	1.1	4.0%
General and administrative expenses - non-cash component	(5.9)	(8.4)	2.5	42.4%
Amortization of dry-docking and special survey costs	(15.3)	(17.3)	2.0	13.1%
Depreciation	(126.7)	(126.8)	0.1	0.1%
Gain on sale of vessels, net	117.5	-	(117.5)	n.m.
Foreign exchange gains / (losses)	2.2	(5.4)	(7.6)	n.m.
Interest income	30.1	31.7	1.6	5.3%
Interest and finance costs	(119.6)	(109.6)	(10.0)	(8.4%)
Income / (loss) from equity method investments	0.8	-	(0.8)	n.m.
Other	1.8	1.4	(0.4)	(22.2%)
Gain /(Loss) on derivative instruments, net	10.9	(5.9)	(16.8)	(154.1%)
Net Income from Continuing operations	$518.9	$407.3

Vessels’ operational data(3)	Year ended December 31,
	2023	2024	Change	Percentage Change
Average number of vessels	67.6	68.0	0.4	0.6%
Ownership days	24,677	24,888	211	0.9%
Number of vessels under dry-docking and special survey	16	8	(8)

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

(Expressed in millions of U.S. dollars,	Year ended December 31,		Change	Percentage Change
except percentages)	2023	2024

Voyage revenue	$839.4	$864.5	$25.1	3.0%
Accrued charter revenue	2.1	(5.9)	(8.0)	n.m.
Amortization of time-charter assumed	(0.2)	(0.4)	0.2	n.m.
Voyage revenue adjusted on a cash basis (1),(2)	$841.3	$858.2	$16.9	2.0%

(1)
Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates and “Amortization of time charter assumed”.

(2)
Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3)	Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue increased by 3.0%, or $25.1 million, to $864.5 million during the year ended December 31, 2024, from $839.4 million during the year ended December 31, 2023. The increase is mainly attributable to (i) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, (ii) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023 and (iii) the contractual reimbursements from certain of our charterers for EUAs; partly offset by revenue not earned by one container vessel sold during the year ended 2023.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed) increased by 2.0%, or $16.9 million, to $858.2 million during the year ended December 31, 2024, from $841.3 million during the year ended December 31, 2023.

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

Voyage Expenses

Voyage expenses were $25.8 million and $12.5 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased period over period, mainly due to the recognition of costs associated with EUAs and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs.

Voyage Expenses – related parties

Voyage expenses – related parties were $12.2 million and $11.9 million for the year ended December 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $157.9 million and $160.9 million during the years ended December 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,345 and $6,519 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $16.3 million and $12.4 million during the years ended December 31, 2024 and 2023, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $28.6 million and $27.5 million during the years ended December 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $6.3 million and $8.8 million for the years ended December 31, 2024 and 2023, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the year ended December 31, 2024 amounted to $8.4 million, representing the value of the shares issued to a related service provider on March 29, 2024, on June 28, 2024, on September 30, 2024 and on December 30, 2024. General and administrative expenses – non-cash component for the year ended December 31, 2023 amounted to $5.8 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $17.3 million and $15.3 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, seven vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey. During the year ended December 31, 2023, 15 vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey.

Depreciation

Depreciation expense for the years ended December 31, 2024 and 2023 was $126.8 million and $126.7 million, respectively.

Gain on Sale of Vessels, net

During the year ended December 31, 2023, we recorded an aggregate net gain of $117.5 million from (i) the sale of the container vessel Oakland, (ii) the sale of the container vessels Maersk Kalamata and Sealand Washington and (iii) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”.

Interest Income

Interest income amounted to $31.7 million and $30.1 million for the years ended December 31, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $109.6 million and $119.6 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance, during the year ended December 31, 2024, compared to the year ended December 31, 2023.

Gain / (Loss) on Derivative Instruments, net

As of December 31, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of December 31, 2024, the fair value of these instruments, in aggregate, amounted to a net asset of $11.9 million. During the year ended December 31, 2024, the change in the fair value (fair value as of December 31, 2024 compared to the fair value as of December 31, 2023) of the derivative instruments that qualify for hedge accounting resulted in a loss of $7.5 million, which has been included in OCI. Furthermore, during the year ended December 31, 2024, the change in the fair value (fair value as of December 31, 2024 compared to the fair value as of December 31, 2023) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the year, resulted in a net loss of $5.9 million, which has been included in Gain / (Loss) on Derivative Instruments, net.

Segmental Financial Information

For the year ended December 31, 2024
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$864.5	$-
Income from investment in leaseback vessels	-	23.9
Total revenues	$864.5	$23.9

Less (1):
Voyage expenses	(25.8)	-
Voyage expenses-related parties	(12.2)	-
Vessels’ operating expenses	(157.9)	-
Interest and finance costs	(99.5)	(10.1)
Other segment items (2)	(144.1)	-
Segment profit	$425.0	$13.8

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

For the year ended December 31, 2023
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$839.4	$-
Income from investment in leaseback vessels	-	8.9
Total revenues	$839.4	$8.9

Less (1):
Voyage expenses	(12.5)	-
Voyage expenses-related parties	(11.9)	-
Vessels’ operating expenses	(160.9)	-
Interest and finance costs	(117.4)	(2.2)
Other segment items (2)	(142.1)	-
Segment profit	$394.6	$6.7

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

Year ended December 31, 2024 compared to year December 31, 2023 – Container vessels segment

During the years ended December 31, 2024 and 2023, we had an average of 68.0 and 67.6 container vessels, respectively, in our fleet.

During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.

In addition, during the year ended December 31, 2023, we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182.

In the years ended December 31, 2024 and 2023, our containership fleet ownership days totaled 24,888 and 24,677 days, respectively.

Voyage Revenue

Voyage revenue for the container vessels segment increased by 3.0%, or $25.1 million, to $864.5 million during the year ended December 31, 2024, from $839.4 million during the year ended December 31, 2023. The increase is mainly attributable to (i) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, (ii) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023 and (iii) the contractual reimbursements from certain of our charterers for EUAs; partly offset by revenue not earned by one container vessel sold during the year ended 2023.

Voyage Expenses

Voyage expenses for the container vessels segment were $25.8 million and $12.5 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased, year over year, mainly due to the recognition of costs associated with EUAs and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs.

Voyage Expenses – related parties

Voyage expenses - related parties were $12.2 million and $11.9 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses - related parties for the container vessels segment represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned containership fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses for the container vessels segment, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $157.9 million and $160.9 million during the years ended December 31, 2024 and 2023, respectively. Daily container vessels’ operating expenses were $6,345 and $6,519 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as container vessels’ operating expenses for the period over the ownership days of the period.

Interest and Finance Costs

Interest and finance costs for the container vessels segment were $99.5 million and $117.4 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance for the container vessels segment during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Other Segment Items

Other segment items for the container vessels segment include depreciation expense of the containership vessels and amortization of dry-docking and special survey costs for the containership vessels.

Depreciation expense for the container vessels segment for the years ended December 31, 2024 and 2023 was $126.8 million and $126.7 million, respectively.

Amortization of deferred dry-docking and special survey costs was $17.3 million and $15.3 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, seven vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey. During the year ended December 31, 2023, 15 vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey.

Year ended December 31, 2024 compared to year ended December 31, 2023 – NML segment

Income from investments in leaseback vessels

Income from investments in leaseback vessels for the NML segment was $23.9 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to (i) the income earned from NML’s operations for the entire year ended December 31, 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) and (ii) the increased volume of NML’s operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Interest and Finance Costs

Interest and finance costs for the NML segment were $10.1 million and $2.2 million during the years ended December 31, 2024 and 2023, respectively. The increase is mainly attributable to the higher average loan balance for the NML segment in the year ended December 31, 2024 compared to the year ended December 31, 2023.

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

Our primary short-term liquidity needs relate to funding our vessel operating expenses, debt repayment, lease payment and payment of quarterly dividends on our outstanding Listed Preferred Stock and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities, finance leases and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings, including follow-on public equity offerings of our common stock as well as our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. As of February 24, 2026, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

On March 16, 2023, we announced our investment in a leasing business. In connection with the investment, we have agreed to invest up to $247.8 million in the new line of business as provided for in the Amended and Restated Neptune Shareholders’ Agreement. As of February 24, 2026, we have invested an aggregate of $182.2 million. See “Item 4. Information on the Company—A. History and Development of the Company”.

As of December 31, 2025, we had total cash liquidity of $570.3 million, consisting of cash, cash equivalents and restricted cash.

As of February 24, 2026, we had three series of Listed Preferred Stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock and approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series F Preferred Stock is not listed, does not have any dividend or distribution rights and is redeemable by us (subject to the approval of the independent members of the board of directors) at any time for nominal consideration. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Company funded the redemption with cash on hand.

As of December 31, 2025, we had an aggregate of $1.5 billion of indebtedness outstanding under various credit agreements and other financing arrangements.

As of February 24, 2026, we had nine unencumbered vessels in the water.

Our common stock dividend policy and our Listed Preferred Stock dividend obligations also impact our future liquidity needs. For more information regarding our dividend payments, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2025, May 6, 2025, August 6, 2025, November 6, 2025 and February 5, 2026, we issued 7,056 shares, 8,635 shares, 8,470 shares, 6,935 shares and 4,830 shares, respectively, pursuant to the Dividend Reinvestment Plan.

On November 30, 2021, the board of directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time. During the years ended December 31, 2025 and 2024, the Company did not acquire any common shares.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term financing in the form of bank debt, unsecured bond loans or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital of continuing operations, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $292.1 million at December 31, 2025 and positive $391.7 million at December 31, 2024.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Cash Flows from Continuing Operations

Following the completion of the Spin-Off on May 6, 2025, the cash flows of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

	Year ended December 31,
	2024	2025
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$586.9	$536.9
Net Cash Used in Investing Activities	$(32.8)	$(179.0)
Net Cash Used in Financing Activities	$(613.9)	$(507.6)

Years ended December 31, 2024 and 2025

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2025 decreased by $50.0 million to $536.9 million, from $586.9 million for the year ended December 31, 2024. The decrease is mainly attributable to the decreased net cash from operations during the year ended December 31, 2025 compared to the year ended December 31, 2024, the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) and the increased special survey costs during the year ended December 31, 2025 compared to the year ended December 31, 2024; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Net Cash Used in Investing Activities

Net cash used in investing activities was $179.0 million in the year ended December 31, 2025, which mainly consisted of (i) advance payments for the construction of six newbuild container vessels, (ii) the payment for the acquisition of the secondhand container vessel Maersk Puelo, (iii) payments for upgrades for certain of our container vessels and (iv) payments for net investments into which NML entered.

Net cash used in investing activities was $32.8 million in the year ended December 31, 2024, which mainly consisted of (i) payments for upgrades for certain of our container vessels and (ii) payments for net investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $507.6 million in the year ended December 31, 2025, which mainly consisted of (i) $331.4 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $507.2 million we received from seven debt financing agreements), (ii) $100.0 million transferred in connection with the Spin-Off, (iii) $55.0 million we paid for dividends to holders of our common stock for the fourth quarter of 2024, the first quarter of 2025, the second quarter of 2025 and the third quarter of 2025 and (iv) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.4 million we paid for dividends to holders of our Series C Preferred Stock and $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2024 to January 14, 2025, January 15, 2025 to April 14, 2025, April 15, 2025 to July 14, 2025 and July 15, 2025 to October 14, 2025.

Net cash used in financing activities was $613.9 million in the year ended December 31, 2024, which mainly consisted of (i) $319.5 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $135.0 million we received from 12 debt financing agreements), (ii) $116.0 million we paid, in aggregate, for the full redemption of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”), (iii) $105.0 million we paid, for the full prepayment of our unsecured bond loan, (iv) $43.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024, the second quarter of 2024 and the third quarter of 2024 and (v) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024, April 15, 2024 to July 14, 2024 and July 15, 2024 to October 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

Years ended December 31, 2023 and 2024

	Year ended December 31,
	2023	2024
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$523.6	$586.9
Net Cash Used in Investing Activities	$(11.3)	$(32.8)
Net Cash Used in Financing Activities	$(425.4)	$(613.9)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2024, increased by $63.3 million to $586.9 million, from $523.6 million for the year ended December 31, 2023. The increase is mainly attributable to the increased cash from operations during the year ended December 31, 2024 compared to the year ended December 31, 2023, to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the decrease in interest payments (including interest derivatives net receipts) during the year ended December 31, 2024 compared to the year ended December 31, 2023 and to the decreased dry-docking and special survey costs during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Net Cash Used in Investing Activities

Net cash used in investing activities was $32.8 million in the year ended December 31, 2024, which mainly consisted of (i) payments for upgrades for certain of our containerships and (ii) net payments for investments into which NML entered.

Net cash used in investing activities was $11.3 million in the year ended December 31, 2023, which mainly consisted of payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our containerships and net payments for investments which NML entered into; partly off-set by proceeds we received from (i) the sale of the container vessels Sealand Washington, Maersk Kalamata and Oakland and (ii) the maturity of our short-term investments in US Treasury Bills.

Net Cash Used in Financing Activities

Net cash used in financing activities was $613.9 million in the year ended December 31, 2024, which mainly consisted of (i) $319.5 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $135.0 million we received from 12 debt financing agreements), (ii) $116.0 million we paid, in aggregate, for the full redemption of our Series E Preferred Stock, (iii) $105.0 million we paid, for the full prepayment of our unsecured bond loan, (iv) $43.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024, the second quarter of 2024 and the third quarter of 2024 and (v) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024, April 15, 2024 to July 14, 2024 and July 15, 2024 to October 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

Net cash used in financing activities was $425.4 million in the year ended December 31, 2023, which mainly consisted of (i) $287.3 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $471.0 million we received from five debt financing agreements), (ii) $60.0 million we paid for the repurchase of 6.3 million of our common shares, (iii) $39.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2022, the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023 and (iv) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2022 to January 14, 2023, January 15, 2023 to April 14, 2023, April 15, 2023 to July 14, 2023 and July 15, 2023 to October 14, 2023.

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

As of December 31, 2025, the interest rate on all of our existing credit facilities and other financing arrangements is either a fixed rate or based on SOFR floating rates.

As of December 31, 2025, our existing credit facilities and other financing arrangements have an aggregate outstanding balance of $1.5 billion. For more information on our Credit Facilities and Other Financing Arrangements, please see Notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities and other financing arrangements discussed below as at December 31, 2025:

Borrowers under Our Credit Facilities and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt

Quentin Shipping Co. and Sander Shipping Co.	53,875	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Reddick Shipping Co. and Verandi Shipping Co.	9,000	SOFR + Margin(2)	2027	Variable amortization
Ainsley Maritime Co. and Ambrose Maritime Co.	99,107	SOFR + Margin(2)	2031	Straight-line amortization with balloon
Hyde Maritime Co. and Skerrett Maritime Co.	93,288	Fixed Rate / SOFR + Margin(2)	2029	Straight-line amortization with balloon
Kemp Maritime Co.	47,125	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Achilleas Maritime Corp. et al.	18,414	SOFR + Margin(2)	2026-2027	Variable amortization with balloon
Costamare Inc.	20,750	SOFR + Margin(2)	2026	Straight-line amortization with balloon
Bastian et al.	146,400	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Benedict et al.	212,667	SOFR + Margin(2)	2027	Straight-line amortization with balloon
Kalamata Shipping Corporation et al.	44,000	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Capetanissa Maritime Corp. et al.	15,417	SOFR + Margin(2)	2028	Straight-line amortization with balloon
Sykes Maritime Co.	22,323	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Beardmore Maritime Co. et al.	120,000	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Bertrand Maritime Co. et al.	241,571	SOFR + Margin(2)	2030	Straight-line amortization with balloon
NML Loan 2	20,250	SOFR + Margin(2)	2028	Straight-line amortization with balloon

Borrowers under Our Credit Facilities and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
NML Loan 3	7,150	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 4	9,648	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 5	3,952	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 6	4,574	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 7	8,531	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 8	9,792	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 9	8,934	SOFR + Margin(2)	2028	Variable amortization with balloon
NML Loan 12	5,030	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 14	3,545	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 15	4,617	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 16	10,917	SOFR + Margin(2)	2029	Variable amortization with balloon
NML Loan 18	78,041	SOFR + Margin(2)	2030	Variable amortization with balloon
NML Loan 19	10,429	SOFR + Margin(2)	2030	Straight-line amortization with balloon

Other Financing Arrangements
Firmino et al. Financing arrangements	193,632	Fixed Rate	2030-2031	Bareboat structure-fixed daily charter with balloon

(1)
The interest rates of long-term bank debt at December 31, 2025 ranged from 2.99% to 5.88%, and the weighted average interest rate as at December 31, 2025 was 4.81%. Such calculations have accounted for fixed rate long-term bank debt and interest rate swaps/caps.

(2)	The interest rate margin of long-term bank debt at December 31, 2025 ranged from 1.30% to 2.15%, and the weighted average interest rate margin as at December 31, 2025 was 1.63%.

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

Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain at all times the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 110% to 140% of the then-outstanding amount of the credit facility and any related swap exposure.

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

Capital Expenditures

As of December 31, 2025, we had outstanding equity commitments of (i) $237.2 million in relation to the six newbuild vessels under construction; (ii) $266.5 million in relation to acquisition of eight vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture); and (iii) $37.7 million in relation to the acquisition of four vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

As of February 24, 2026, we had outstanding equity commitments of (i) $217.4 million in relation to the 10 newbuild vessels under construction, having accounted for $0.2 billion in pre- and post- delivery financing for six of the newbuild vessels. We are currently in negotiations for the financing of the other four newbuild vessels; (ii) $266.5 million in relation to acquisition of eight vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture); and (iii) $29.4 million in relation to the acquisition of three vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows (from continuing operations) during the year ended December 31, 2025 by approximately $3.7 million based upon our debt level during 2025.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate and interest rate caps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. Furthermore, we have entered into a series of interest rate cap agreements to limit the maximum interest rate on the variable-rate debt of certain of our loans and to limit our exposure to interest rate variability when three-month SOFR exceeds a certain threshold. For more information on our interest rate swap and interest rate cap agreements, refer to Notes 2, 19, 20 and 21 to our consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2025, approximately 40% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2025, we were engaged in 12 Euro/U.S. dollar contracts totaling $14.1 million at an average forward rate of Euro/U.S. dollar 1.1749, expiring in monthly intervals up to December 2026. Furthermore, the Company entered into 12 Euro/U.S. dollar currency hedges totaling $21,150 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

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

D.          Trend Information

Total seaborne container trade demand increased by 4.5% in 2025, compared to an increase of 6.2% in 2024. The primary reasons for this increase included strong volumes on Far East–Europe and emerging market trade lanes, including South America and the Middle East, despite weaker U.S.-bound volumes. In addition, TEU-mile demand increased by approximately 4.7%, mainly due to container vessels rerouting around southern Africa to avoid the Suez Canal. As of January 2026, Clarksons Research estimates seaborne container trade demand in 2026 to increase by 2.5% compared to 2025.

Total containership supply grew at around 6.7% in 2025 and demolition activity remained at low levels.

According to Clarksons Research, idle containership fleet represented 1.9% of the total fleet at the end of 2025. Containership ordering in 2025 increased to 4.8 million TEU resulting in the orderbook of containership vessels being around 34% of the total fleet at the end of 2025; 65.5% of the orderbook consisted of vessels larger than 12,000 TEU. If the containership demand does not improve in the following years, there may be negative pressure on charter rates across the industry.

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

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2025 resulted that no impairment loss should be recorded. As of December 31, 2023 and 2024, our assessment concluded that no impairment loss should be recorded.

Charter rates are subject to change based on a variety of factors that we cannot control. If, as at December 31, 2024 and 2025, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2024		December 31, 2025
	No. of Container Vessels (*)	Amount ($ US Million) (**)	No. of Container Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	–	–	–	–
3-year historical average rate	–	–	–	–
1-year historical average rate	–	–	–	–

(*)	Number of container vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2025 and suggests that none of our 69 vessels in the water may have current market values below their carrying values (one of our 68 vessels in the water as at December 31, 2024).

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

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2025 and 2024. For the calculation of the estimated market values, the Company used third-party valuations and the following methodology. For vessels with charters expiring before December 31, 2026 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2025), the Company uses charter free third-party valuations as at December 31, 2025. For all other vessels, the Company uses: (A) third-party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third-party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2025 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

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

Containership Fleet

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2024 ($ US Million)(1)	Carrying Value December 31, 2025 ($ US Million)(1)
1	Triton	14,424	2016	November 2018	96.6	92.5
2	Titan	14,424	2016	November 2018	97.2	93.1
3	Talos	14,424	2016	November 2018	97.5	93.4
4	Taurus	14,424	2016	November 2018	97.7	93.6
5	Theseus	14,424	2016	November 2018	98.1	93.8
6	YM Triumph	12,690	2020	July 2020	82.1	80.5
7	YM Truth	12,690	2020	August 2020	82.1	80.7
8	YM Totality	12,690	2020	September 2020	82.7	81.1
9	YM Target	12,690	2021	February 2021	83.6	81.1
10	YM Tiptop	12,690	2021	May 2021	84.9	82.2
11	Cape Akritas	11,010	2016	March 2021	70.7	67.8
12	Cape Tainaro	11,010	2017	March 2021	72.0	68.9
13	Cape Kortia	11,010	2017	March 2021	72.1	69.0
14	Cape Sounio	11,010	2017	March 2021	71.5	68.5
15	Cape Artemisio	11,010	2017	March 2021	70.4	67.5
16	Cosco Hellas	9,469	2006	July 2006	45.0	41.8
17	Shanghai (ex. Cosco Guangzhou)	9,469	2006	February 2006	43.6	40.5
18	Beijing	9,469	2006	June 2006	44.5	41.3
19	Yantian	9,469	2006	April 2006	44.3	41.1
20	Yantian I (ex. Zim Yantian)	9,469	2006	March 2006	43.8	40.7
21	MSC Azov	9,403	2014	January 2014	73.6	70.0
22	MSC Ajaccio	9,403	2014	March 2014	74.5	70.8
23	MSC Amalfi	9,403	2014	April 2014	75.4	71.6
24	MSC Athens	8,827	2013	March 2013	70.9	66.9
25	MSC Athos	8,827	2013	April 2013	70.3	66.5
26	Valor	8,827	2013	June 2013	65.2	63.6

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2024 ($ US Million)(1)	Carrying Value December 31, 2025 ($ US Million)(1)
27	Value	8,827	2013	June 2013	65.3	63.8
28	Valiant	8,827	2013	August 2013	65.9	63.3
29	Valence	8,827	2013	September 2013	66.4	63.8
30	Vantage	8,827	2013	November 2013	66.5	63.9
31	Navarino **	8,531	2010	May 2010	68.8	67.4
32	Kleven	8,044	1996	September 2018	13.4	12.1
33	Kotka	8,044	1996	September 2018	12.9	11.7
34	Maersk Kowloon	7,471	2005	May 2017	12.9	16.6
35	Kure	7,403	1996	December 2007	12.7	11.9
36	Methoni	6,724	2003	October 2011	31.4	28.5
37	Porto Cheli	6,712	2001	June 2021	27.9	25.1
38	Tampa I	6,648	2000	June 2000	17.8	17.7
39	Zim America	6,644	2003	April 2003	25.8	23.5
40	Zim Vietnam	6,644	2003	January 2003	25.1	22.8
41	Maersk Puelo	6,541	2006	September 2025	-	56.1
42	Aries	6,492	2004	February 2021	11.2	10.7
43	Argus	6,492	2004	March 2021	11.0	10.4
44	Porto Germeno	5,570	2002	June 2021	27.0	24.0
45	Glen Canyon	5,642	2006	March 2021	11.5	12.7
46	Porto Kagio	5,908	2002	June 2021	27.5	24.3
47	Leonidio	4,957	2014	May 2017	18.7	17.8
48	Kyparissia	4,957	2014	May 2017	18.4	17.6
49	Megalopolis	4,957	2013	July 2018	21.0	20.1
50	Marathopolis	4,957	2013	July 2018	21.7	20.7
51	Gialova	4,578	2009	August 2021	18.8	17.7
52	Dyros	4,578	2008	January 2022	17.5	16.6
53	Norfolk	4,259	2009	May 2021	24.6	23.1
54	Vulpecula	4,258	2010	December 2019	10.7	6.0
55	Volans	4,258	2010	December 2019	9.9	11.3
56	Virgo	4,258	2009	January 2020	13.1	12.0
57	Vela	4,258	2009	December 2019	8.9	4.1
58	Androusa	4,256	2010	April 2021	18.6	19.0
59	Neokastro	4,178	2011	December 2020	9.4	9.0
60	Ulsan	4,132	2002	February 2012	16.5	14.7
61	Polar Brasil	3,800	2018	June 2023	37.8	36.4
62	Lakonia	2,586	2004	December 2014	8.5	8.5
63	Scorpius	2,572	2007	September 2020	5.5	4.9
64	Etoile	2,556	2005	November 2017	7.9	9.5
65	Areopolis	2,474	2000	May 2014	5.2	6.0
66	Arkadia	1,550	2001	December 2023	4.7	4.3
67	Michigan	1,300	2008	April 2018	6.6	6.0
68	Trader	1,300	2008	April 2018	6.4	5.9
69	Luebeck	1,078	2001	August 2012	3.5	4.7
				TOTAL	2,825.2	2,754.7

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2024 and 2025.
*	We believe that as of December 31, 2025 all our container vessels had fair values that exceeded their carrying values.
**
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

Name	Age	Position
Konstantinos Konstantakopoulos	56	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	57	Chief Financial Officer and Class II Director
Vagn Lehd Møller	79	Class II Director
Charlotte Stratos	71	Class III Director
Konstantinos Zacharatos	53	Class I Director
Anastassios Gabrielides	61	General Counsel and Secretary

The term of our Class I director expires in 2026, the term of our Class II directors expires in 2027 and the term of our Class III directors expires in 2028.

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

Gregory Zikos is our Chief Financial Officer and a member of our board of directors. He also serves as chief executive officer and a member of the board of directors of Costamare Bulkers. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

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

Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services, CIEL and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Mr. Zacharatos holds an LL.M. and an LL.B. from the London School of Economics and Political Science.

Anastassios Gabrielides is our General Counsel and Secretary. He also serves as the General Counsel and Secretary of Costamare Bulkers. Mr. Gabrielides has served as a director and secretary of Costamare Services since May 2013. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek Financial Intelligence Unit. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

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

C.          Board Practices

We have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by such exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. The information contained on or connected to our website is not part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.

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

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D.          Employees

For each of the years ended December 31, 2023, 2024 and 2025, we had three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary.

As of December 31, 2025, Costamare Shipping, Costamare Services and the Neptune Manager in aggregate employed approximately 220 shore-based employees (compared to 220 and 205 shore-based employees (with respect to our continuing operations) as of December 31, 2024 and December 31, 2023, respectively). Approximately 1,660 seafarers were serving on our vessels as of December 31, 2025 (compared to 1,630 and 1,630 seafarers (with respect to our continuing operations) as of December 31, 2024 and December 31, 2023, respectively). Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers allows all of our vessels to be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E.          Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and preferred stock as of February 24, 2026 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 24, 2026 are considered as beneficially owned by the person holding those options, warrants or rights. Each shareholder is entitled to one vote for each common share held. The applicable percentage of ownership of each shareholder is based on 120,588,759 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock, 3,986,542 Series D Preferred Stock and 1,200 shares of Series F Preferred Stock outstanding as of February 24, 2026. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Identity of Person or Group
Officers and Directors
Konstantinos Konstantakopoulos(1)	34,862,828	28.9%
Gregory Zikos	*
Konstantinos Zacharatos(2)	*
Vagn Lehd Møller	*
Charlotte Stratos	—
Anastassios Gabrielides(3)	—
All officers and directors as a group (six persons)	34,979,913	29.0%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	22,795,017	18.9%
Christos Konstantakopoulos(5)	19,051,588	15.8%
Dimensional Fund Advisors LP(6)	7,157,386	5.9%

(1)
Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 13,973,469 shares of common stock directly and 20,889,359 shares of common stock indirectly through entities he controls. He also holds 12,800 shares of Series B Preferred Stock, 23,003 shares of Series C Preferred Stock and 50,000 shares of Series D Preferred Stock through an entity he controls and 1,200 shares of the high-vote, Series F Preferred Stock directly, or 0.6%, 0.6%, 1.3% and 100% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series F Preferred Stock, respectively. He also held 5.7% of the issued and outstanding shares of Series E Preferred Stock as of July 15, 2024, when the Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock. Each share of Series F Preferred Stock entitles its holder to 50,000 votes. Accordingly, Mr. Konstantakopoulos effectively holds 52.5% of the voting power in the Company.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.
(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock.
(4)
Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 18,365,585 shares of common stock directly and 3,649,432 shares of common stock indirectly through entities he controls and his immediate family owns 780,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 65,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 1.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock and 4,400 shares of Series C Preferred Stock, or 1.6% and 0.1% of the issued and outstanding shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

(5)	Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 19,051,588 shares of common stock directly.
(6)	Pursuant to Form 13F dated February 12, 2026.
*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders, other than as described below with respect to shares of Series F Preferred Stock. As of February 27, 2026, we had approximately 25,391 beneficial owners of our common stock.

Holders of our Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full.

Mr. Konstantakopoulos is the sole beneficial owner of the outstanding shares of Series F Preferred Stock. Each share of Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders.

B.          Related Party Transactions

Separation and Distribution Agreement

On May 5, 2025, we entered into the Separation and Distribution Agreement with Costamare Bulkers, which governed the separation of the assets, liabilities and obligations of the two companies and the relevant subsidiaries that held dry bulk related businesses periods prior to, at and after the separation.

In accordance with the Separation and Distribution Agreement, upon the closing of the Spin-Off, we distributed to our shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to our shareholders). The distribution of Costamare Bulkers shares to the shareholders of the Company was recorded at the carrying amount of Costamare Bulkers net assets of $699.2 million as of May 6, 2025. On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder.

Pursuant to the Separation and Distribution Agreement, we also contributed $100.0 million in cash to Costamare Bulkers, prepaid $150.2 million in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between the Company and Costamare Bulkers.

Under the terms of the Separation and Distribution Agreement, we are restricted from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering Costamare Bulkers the opportunity to acquire such dry bulk vessels. However, if Costamare Bulkers is not willing or able to acquire such dry bulk vessels from us within the periods set forth in the Separation and Distribution Agreement, we will thereafter be free to own, operate and charter such dry bulk vessels.

Other matters governed by the Separation and Distribution Agreement include, without limitation, indemnification agreements, insurance arrangements, treatment of shared contracts, confidentiality, further assurances, treatment of outstanding guarantees including performance guarantees to unrelated parties covering CBI’s obligations under charterparties related to two newbuilding dry bulk vessels and similar credit support, record retention and the exchange of and access to certain information, books and records.

Management Affiliations

Each of our containerships vessels is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third-party managers. Costamare Shipping, itself or together with our sub-managers provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and, insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. Navilands, one of the sub-managers, may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Navilands Maritime provides our vessel-owning subsidiaries with purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested pursuant to the Representation Agreement. The Neptune Manager provides to Neptune administrative, strategic, accounting and tax as well as insurance arrangements. Furthermore, the Neptune Manager provides vessel related services with respect to vessels being financed or to be financed by Neptune. Costamare Shipping, Navilands, Navilands (Shanghai), Navilands Maritime and the Neptune Manager are controlled by our chairman and chief executive officer. Costamare Services is controlled by our chairman and chief executive officer and a member of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% owned by our chairman and chief executive officer, provides brokerage services to our containership vessels.

Management and Services Agreements

On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping as most recently amended and restated on May 6, 2025. On November 2, 2015 our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services as most recently amended and restated on May 6, 2025.

Costamare Shipping is the manager for our containerships, and provides us with commercial, technical and other services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of February 24, 2026, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other sub-managers, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. As of February 24, 2026, Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. As of February 24, 2026, Navilands and Navilands (Shanghai) provide to certain of our vessel owning subsidiaries technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries. Navilands and Navilands (Shanghai) provide services to us as submanagers of Costamare Shipping under the Framework Agreement and as such, the fee received by Costamare Shipping pursuant to the Framework Agreement will be reduced by any fees that we pay pursuant to the management agreements with Navilands and Navilands (Shanghai). Our managers and sub-managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services, as well as any sub-managers, including V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen or HanseContor. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

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

Costamare Shipping received in 2025 and 2024 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2025 and 2024 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2025 and 2024 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2030. For the years ended December 31, 2025 and December 31, 2024, Costamare Shipping and Costamare Services charged aggregate fees of $22.1 million and $22.8 million, respectively, including $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, charged by third-party managers. The fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the years ended December 31, 2025 and 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.9 million and $1.7 million respectively for services provided in accordance with the relevant agreements.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2025, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for nine consecutive one-year periods until December 31, 2035, at which point the agreements will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Services Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

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

Non-competition

Costamare Shipping has agreed that during the term of the Framework Agreement, and Costamare Services has agreed that during the term of the Services Agreement, they will not provide services to any entity other than our subsidiaries, Costamare Bulkers and any of its subsidiaries and to entities affiliated with our chairman and chief executive officer or members of his family, without our prior written approval, which we may provide under certain circumstances. We believe we derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.

Costamare Shipping provides management services in respect of five vessels privately owned or controlled by or affiliated with our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

V.Ships Greece, HanseContor, Vinnen, Navilands and Navilands (Shanghai) provide and/or may provide services to third parties.

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

Fees

In the year ended December 31, 2025, the Neptune Manager received 1.5% of the aggregate amount of all invested amount made through such year plus 0.8% of the aggregate amount of all undrawn commitments. In the year ended December 31, 2025, Neptune Manager charged an amount of $3.5 million in management fees.

NML Debt Financing

As of February 24, 2026, NML has committed to provide financing to a joint venture and related entities, in an amount up to $266.5 million in the form of sale and leaseback transactions of eight vessels. Our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family hold equity interests of approximately 17% each in the joint venture.

Additionally, NML has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by subsidiaries of Costamare Bulkers’ (the “Sellers”). The amount of $4.5 million of the aggregate sale price has been deferred, which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers has entered into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

Restrictive Covenant Agreements

Under the restrictive covenant agreements entered into with Konstantinos Konstantakopoulos and Konstantinos Zacharatos, as amended and restated on June 26, 2025, during the period of Konstantinos Konstantakopoulos’s and Konstantinos Zacharatos’s employment or service with us and for six months thereafter, each has agreed to restrictions on his ownership of any ocean-going vessels that are designed and used primarily to transport containerized cargo (such vessels are referred to herein as “Container Vessels”) and on the acquisition of any shareholding in a business involved in the ownership of Container Vessels (such businesses are referred to herein as “Container Vessel Business” and such  activities are referred to herein as “restricted activities”), subject to the exceptions described below.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos is permitted to engage in the restricted activities (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of less than 20% of a Container Vessel or a Container Vessel Business.

As noted above, Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including: (1) the acquisition of a Container Vessel or an acquisition or investment in a Container Vessel Business, on terms and conditions that are not materially more favorable than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes Container Vessels. Under this second type of permitted acquisition, we must be given the opportunity to buy the Container Vessel or the Container Vessel Businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our vessels and a Container Vessel majority-owned by either of them are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of February 24, 2026, with respect to one vessel owned or controlled by Konstantinos Konstantakopoulos, but does not apply with respect to five containerships where Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest.

As of February 24, 2026, Konstantinos Konstantakopoulos, alone or in one instance with one of our non-independent board members, had an ownership interest in six containerships pursuant to waivers to or otherwise in compliance with the respective restrictive covenant agreement. We cannot rule out the possibility that additional such waivers will be granted by our board of directors in future periods.

Registration Rights Agreement

We entered into a registration rights agreement with the shareholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. As of February 24, 2026, the Registration Rights Holders own a total of approximately 74 million shares entitled to these registration rights.

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010 as most recently amended and restated on May 6, 2025, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership businesses. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

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

Issuance of Preferred Stock

On October 15, 2025, we entered into a Stock Subscription Agreement with our chairman and chief executive officer, Konstantinos Konstantakopoulos, pursuant to which Mr. Konstantakopoulos purchased 1,200 shares of Series F Preferred Stock for an aggregate purchase price of $1,200. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Series F Preferred Stock.”

The Series F Preferred Stock were established in connection with the announcement on October 10, 2025, by the Ministry of Transport in China relating to the collection of special port fees from U.S.-linked vessels. See “Item 3. Key Information—D. Risk Factors—Industry Risks—An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.” While the Company has reason to believe that its vessels would not otherwise be subject to the collection of special port fees should they be reimplemented, the issuance of the Series F Preferred Stock ensures that it is not possible for U.S. persons to control over 25% of the voting power of the Company because, following the completion of the purchase by Mr. Konstantakopoulos, members of the Konstantakopoulos family (none of whom are U.S. persons) controls approximately 75.7% of the Company’s issued and outstanding voting rights.

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

Other than the containership owned by Konstantinos Konstantakopoulos, which has to give priority chartering to the Company’s vessels, these vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our audit committee and board of directors.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our containerships, as well as to other third-party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, controls 50% of Blue Net. Blue Net provided until August 2021 chartering brokerage services in exchange for a fee to the vessels belonging to a chartering pool which included one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company 50% owned by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. The last of these charters ended in November 2025.

On December 30, 2025, Navilands Maritime, a company controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, entered into the Representation Agreement with our vessel-owning subsidiaries, pursuant to which Navilands Maritime provide purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested in exchange for a monthly fee and certain ad hoc fees to cover any additional services as requested.

Konstantinos Konstantakopoulos owns 47.5% of the shares and voting rights of the Greek Institute of Maritime Education (“GIME”), which cooperates with the Business College of Athens, a private educational institution, for the provision of the certain on-line academic bachelor’s or master’s degrees in Maritime Business, Ship Management, Marine Engineering Management and Maritime Cyber Security. The Company has agreed to offer grants of up to €2,000 per seafarer towards the fees for the aforementioned degrees or any individual course offered thereunder leading to a certificate or diploma from the Business College of Athens, up to €150,000 in total grants during 2026. Additionally, GIME is providing a discount to our seafarers of about 25% of the total fees per student, depending on the qualification sought.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which for purposes of review and approval, means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant shareholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.

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

A.          Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

Eight subsidiaries of Costamare Inc. have obtained leave to appeal by the High Court of England and are currently challenging a partial arbitral award that dismissed their loss of bargain claims arising from the termination of certain shipbuilding contracts in 2022 due to builder’s failure to provide the agreed refund guarantees within the set deadline.

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

Preferred Stock Dividend Requirements

Dividends on Listed Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rate for the Series E Preferred Stock was 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share). The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Series F Preferred Stock does not have dividend or distribution rights. The dividend rates are not subject to adjustment.

We paid dividends to holders of our Listed Preferred Stock as per the table below:

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
October 15, 2013	$0.365400	—	—	—
January 15, 2014	$0.476563	—	—	—
April 15, 2014	$0.476563	$0.495833	—	—
July 15, 2014	$0.476563	$0.531250	—	—
October 15, 2014	$0.476563	$0.531250	—	—
January 15, 2015	$0.476563	$0.531250	—	—
April 15, 2015	$0.476563	$0.531250	—	—
July 15, 2015	$0.476563	$0.531250	$0.376736	—
October 15, 2015	$0.476563	$0.531250	$0.546875	—
January 15, 2016	$0.476563	$0.531250	$0.546875	—
April 15, 2016	$0.476563	$0.531250	$0.546875	—
July 15, 2016	$0.476563	$0.531250	$0.546875	—
October 17, 2016	$0.476563	$0.531250	$0.546875	—
January 17, 2017	$0.476563	$0.531250	$0.546875	—
April 17, 2017	$0.476563	$0.531250	$0.546875	—
July 17, 2017	$0.476563	$0.531250	$0.546875	—
October 16, 2017	$0.476563	$0.531250	$0.546875	—
January 16, 2018	$0.476563	$0.531250	$0.546875	—
April 16, 2018	$0.476563	$0.531250	$0.546875	$0.462240
July 16, 2018	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2018	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
January 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
April 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2022	$0.476563	$0.531250	$0.546875	$0.554688
October 17, 2022	$0.476563	$0.531250	$0.546875	$0.554688
January 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
April 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
July 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
October 16, 2023	$0.476563	$0.531250	$0.546875	$0.554688
January 16, 2024	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2024	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2024	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2024	$0.476563	$0.531250	$0.546875	—
January 15, 2025	$0.476563	$0.531250	$0.546875	—
April 15, 2025	$0.476563	$0.531250	$0.546875	—
July 15, 2025	$0.476563	$0.531250	$0.546875	—
October 15, 2025	$0.476563	$0.531250	$0.546875	—
January 15, 2026	$0.476563	$0.531250	$0.546875	—

Our Listed Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, February 5, 2021 and May 6, 2021, and $0.115 per share on August 5, 2021, November 5, 2021, February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022, February 7, 2023, May 5, 2023, August 7, 2023, November 6, 2023, February 7, 2024, May 6, 2024, August, 6, 2024, November 6, 2024, February 6, 2025, May 6, 2025, August, 6, 2025, November 6, 2025 and February 5, 2026. On May 5, 2022, we also paid a special dividend of $0.50 per share.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2025, May 6, 2025, August 6, 2025, November 6, 2025 and February 5, 2026, we issued 7,056 shares, 8,635 shares, 8,470 shares, 6,935 shares and 4,830 shares, respectively, pursuant to the Dividend Reinvestment Plan.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings, and cash flows and for debt repayment and dry-docking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. We cannot assure you that we will pay regular quarterly dividends in the amounts stated above or elsewhere in this annual report, and dividends may be reduced or discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Set out below is a table showing the dividends paid in 2021, 2022, 2023, 2024 and 2025.

	Year Ended December 31,
	2021	2022	2023	2024	2025	Total
			(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$40.2	$88.4	$39.1	$43.5	$55.0	$266.2
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	12.6	30.3	16.3	11.3	0.3	70.8
Preferred Stock dividends paid	31.1	31.1	31.1	28.5	20.9	142.7
Total	$83.9	$149.8	$86.5	$83.3	$76.2	$479.7

B.          Significant Changes

See “Item 18. Financial Statements—Note 22. Subsequent Events” below.

ITEM 9.	THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10.	ADDITIONAL INFORMATION

A.          Share Capital

Under our articles of incorporation, our authorized capital stock consists of (i) 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2025, 131,588,439 shares were issued, of which 11,004,510 were treasury shares and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2025: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding; and 50,000 shares have been designated Series F Preferred Stock of which 1,200 are issued and outstanding. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Company funded the redemption with cash on hand. All of our shares of stock are in registered form.

Please see Note 15 to our consolidated financial statements included elsewhere in this annual report for a discussion of the recent history of our share capital.

B.          Memorandum and Articles of Association

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit shareholder action by unanimous written consent.

We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 29593.

Directors

Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Our board of directors is divided into three classes as set out below in “Classified board of directors”. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “— Stockholder Rights Plan”, 2,000,000 shares have been designated (currently 1,970,649 shares remain outstanding) Series B Preferred Stock, 4,000,000 shares have been designated (currently 3,973,135 shares remain outstanding) Series C Preferred Stock, 4,000,000 shares have been designated (currently 3,986,542 shares remain outstanding) Series D Preferred Stock, 686,000 shares have been designated as Series E Preferred Stock (currently no shares remain outstanding) and 50,000 shares have been designated (currently 1,200 shares are outstanding) Series F Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Issuances of preferred stock may impact the relative voting power of the holders of our common stock as described below under “— Series F Preferred Stock”.

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing shareholders prior to our initial public offering in November 2010, and was most recently amended on October 21, 2025 following approval by our board of directors.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement and the first amendment thereto, each of which is attached as an exhibit to this annual report.

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•
10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% (or 5% in the case of a U.S. Person) or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.

Our controlling shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

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

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•
any person other than our existing shareholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

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

Series F Preferred Stock

The following description of the Series F Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designation designating the Series F Preferred Stock filed as an exhibit to this annual report.

On October 15, 2025, we issued 1,200 shares of our newly-designated Series F Preferred Stock, par value $0.0001 per share. As of February 24, 2026, there were 50,000 shares of Series F Preferred Stock authorized, and 1,200 shares of Series F Preferred Stock issued and outstanding.

Voting

Each share of Series F Preferred Stock entitles the holder thereof to 50,000 votes per share on all matters submitted to a vote of the shareholders of the Company. To the fullest extent permitted by law, the holder of Series F Preferred Stock shall have no special voting or consent rights and shall vote together as one class with the holders of the common stock on all matters put before the shareholders.

Dividends

The Series F Preferred Stock has no dividend or distribution rights.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, the Series F Preferred Stock will rank junior to all other series of the Company’s preferred stock, and shall be entitled to receive a payment equal to the par value of $0.0001 per share. Holders of Series F Preferred Stock have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Transferability

The shares of Series F Preferred Stock are non-transferrable, and any purported transfer of the shares shall be null and void and shall have no force or effect. Accordingly, the outstanding Series F Preferred Stock may only be held by our chairman and chief executive officer, Konstantinos Konstantakopoulos.

Redemption and Automatic Termination

The Company, acting through the independent members of the board of directors, in its sole and absolute discretion and without the consent of the holders of Series F Preferred Stock, may redeem, all or any portion of the Series F Preferred Stock at any time for a redemption price of $1 per share. Effective on the date that is the fifth anniversary of the date of issuance of the shares of Series F Preferred Stock, all rights and powers of any such shares that remain outstanding will automatically terminate and be of no further force or effect. As the Series F Preferred Stock was established in connection with the implementation of special Chinese port fees, the Company intends to redeem the shares once the risks associated with such port fees becomes obsolete. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Issuance of Preferred Stock”.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

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

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the shareholders, and (b) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Preferred Stock, 4,000,000 shares have been designated Series C Preferred Stock, 4,000,000 shares have been designated Series D Preferred Stock, 686,000 shares have been designated as Series E Preferred Stock and 50,000 shares have been designated as Series F Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

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

Holders of the Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (for this purpose the Series B, Series C and Series D Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Listed Preferred Stock voted as a class for the election of such director). The right of such holders of Listed Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full.

Calling of special meeting of shareholders

Our articles of incorporation and bylaws provide that special meetings of our shareholders may only be called by our chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or to make nominations for directors at an annual meeting of shareholders.

C.          Material Contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)
Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on June 26, 2025 between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(b)
Stockholder Rights Agreement dated October 19, 2010, as amended on October 21, 2025, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(c)
Trademark License Agreement dated November 3, 2010 as amended and restated on May 6, 2025, between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

(d)
Restrictive Covenant Agreement dated July 24, 2012, as amended and restated on June 26, 2025 between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(e)
Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—A. History and Development of the Company”.

(f)
Services Agreement dated November 2, 2015, as amended and restated on May 6, 2025 by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(g)
Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Shareholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(h)
Framework Agreement dated November 2, 2015, as amended and restated on May 6, 2025, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(i)
Second Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated January 26, 2026 by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited, please see “Item 4. Information on the Company—A. History and Development of the Company”.

(j)
Stock Subscription Agreement, dated as of October 15, 2025, between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Issuance of Preferred Stock”.

(k)
Separation and Distribution Agreement, dated May 5, 2025 between Costamare Bulkers Holdings Limited and Costamare Inc., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Agreement”.

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

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands.

Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

E.          Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our shareholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our shareholders. In addition, so long as our shareholders are not citizens or residents of the Marshall Islands, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock or Listed Preferred Stock, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock or Listed Preferred Stock.

Each shareholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.

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

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. This discussion does not address the tax treatment of U.S. holders (as defined below) which own directly, indirectly or constructively 10% or more of our shares (as measured by vote or value). You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common stock or Listed Preferred Stock that may be applicable to you.

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

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock or our Listed Preferred Stock and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.

If a partnership holds our common stock or Listed Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock or Listed Preferred Stock, you should consult your tax advisor.

Distributions on Our Common Stock and Listed Preferred Stock

Subject to the discussion of PFICs below, any distributions with respect to our common stock or Listed Preferred Stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. Federal tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock or Listed Preferred Stock (on a dollar-for-dollar basis) and thereafter as capital gain.

If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock or Listed Preferred Stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”; provided that:

(a)	the common stock or Listed Preferred Stock, as the case may be, is readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);

(c)
you own our common stock or our Listed Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Listed Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Qualified dividend income is currently taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock (5% in the case of Listed Preferred Stock). If we pay an extraordinary dividend on our common stock or Listed Preferred Stock that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock or Listed Preferred Stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Sale, Exchange or Other Disposition of Common Stock and Listed Preferred Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock or Listed Preferred Stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock or Listed Preferred Stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock or Listed Preferred Stock.

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

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. Federal tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock or Listed Preferred Stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock or Listed Preferred Stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock or Listed Preferred Stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock or Listed Preferred Stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

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

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock or Listed Preferred Stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock or Listed Preferred Stock, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock or Listed Preferred Stock at the end of the taxable year over your adjusted tax basis in our common stock or Listed Preferred Stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock or Listed Preferred Stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock or Listed Preferred Stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock or Listed Preferred Stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock or Listed Preferred Stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock or Listed Preferred Stock would not apply to your deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock or Listed Preferred Stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock or Listed Preferred Stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock or Listed Preferred Stock. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock or Listed Preferred Stock;

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

If you died while owning our common stock or Listed Preferred Stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. Federal tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock and Listed Preferred Stock

You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common stock or Listed Preferred Stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.

Sale, Exchange or Other Disposition of Our Common Stock and Listed Preferred Stock

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or Listed Preferred Stock, unless:

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

If you sell our common stock or Listed Preferred Stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock or Listed Preferred Stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock or Listed Preferred Stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

U.S. individuals and certain entities who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock or Listed Preferred Stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

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

J.           Annual Report to Security Holders

We intend to furnish the 2025 Annual Report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

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

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows (from continuing operations) during the year ended December 31, 2025 by approximately $3.7 million based upon our debt level during 2025.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2026	6.1
2027	5.4
2028	4.6
2029	3.8
2030	1.7

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

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income / (loss) until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

(a)          Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: These interest rate swaps/caps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month SOFR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these interest rate swaps/caps as hedging instruments as from their inception, these interest rate derivative instruments qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate derivative instruments are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income/ (loss)” within shareholders’ equity and recognized in the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

As of December 31, 2024 and 2025, we had interest rate swap and interest rate cap agreements with an outstanding notional amount of $805.0 million and $631.8 million, respectively. The fair value of these interest rate swaps and caps outstanding at December 31, 2024 and 2025, amounted to an asset of $31.6 million and an asset of $14.1 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps and caps range between June 2026 and March 2031.

(b)          Interest rate swaps and interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2024 and 2025, we did not hold any interest rate swaps or interest rate caps that did not qualify for hedge accounting.

(c)          Cross currency swap agreements that do not meet the criteria for hedge accounting: In 2021, we entered into two cross-currency swap agreements, which converted our variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to an unsecured bond that was repaid in 2024, in order to hedge our exposure to fluctuations deriving from Euro. As of December 31, 2024, we had two cross-currency swap agreements that are designated as cash flow hedging instruments for accounting purposes and they do not meet the criteria for hedge accounting. As of December 31, 2024, these two cross-currency swap agreements had an aggregate outstanding notional amount of $122.4 million and their fair value amounted to a liability of $18.4 million. Both matured in November 2025.

(d)        Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2025, approximately 40% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2025, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $14.1 million at an average forward rate of Euro/U.S. dollar 1.1749 expiring in monthly intervals up to December 2026. Furthermore, the Company was engaged in 12 Euro/U.S. dollar currency hedges totaling $21.2 million at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

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

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.          Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on October 19, 2010 (as amended on October 21, 2025), that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association— Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A.          Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

In making its assessment of our internal control over financial reporting as of December 31, 2025 management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 which is incorporated by reference into Item 15.C. below.

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

We will also provide a paper copy of this document free of charge upon written request by our shareholders. Shareholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2025.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2025 and 2024 and breaks down these amounts by the category of service.

	2025	2024
Audit fees	€700,000	€1,105,000
Audit-related fees	€-	€12,000
Tax fees	€33,965	€18,769
Total fees	€733,965	€1,135,769

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2025 and 2024 and for the review of the interim financial information. Audit fees also include fees for any services associated with audits of subsidiaries of the Company and with registration statements, reports and documents filed with the SEC.

Audit-Related Fees

Audit-related fees represent compensation for assurance professional services rendered that are reasonably related to the performance of the audit or review of financial statements and are not included in “Audit Fees.”

Tax fees

Tax fees include fees billed for tax compliance services, including services such as tax planning and advice for the years ended December 31, 2024 and December 31, 2025.

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

During the year ended December 31, 2022, the Company acquired, under the share purchase program, 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share, including commissions. During the year ended December 31, 2023, the Company acquired, under the share purchase program, 6,267,808 common shares for a total amount of $60.0 million, with the average purchase price of $9.57 per share, including commissions. During the years ended December 31, 2024 and December 31, 2025, the Company did not acquire any common shares under the share purchase program.

Set forth below are the common shares purchased or received in 2025 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2025
February 2025
March 2025	74,800	(1)
April 2025
May 2025
June 2025	74,800	(1)
July 2025
August 2025
September 2025	74,800	(1)
October 2025
November 2025
December 2025	74,800	(1)
Total	299,200

(1)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

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

Where events occur that do not escalate to cybersecurity incidents, the details of the relevant assessments are communicated to the general manager on an as-needed basis. However, if we were to become the subject of a cybersecurity incident, according to our policies, the key management would take the following steps:

•	conduct an incident investigation;

•	conduct an incident evaluation and classification;

•	internal escalation to our executives;

•	containment of the incident and recovery of any affected infrastructure;

•	conduct a materiality assessment;

•	determine reporting obligations; and

•	report to the Audit Committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-56 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)
1.2	First Amended and Restated Bylaws(1)
1.3	Statement of Designation of Rights, Preferences and Privileges of Series F Preferred Stock of Costamare Inc.(7)
2.1	Description of Securities
4.1	Amended and Restated Restrictive Covenant Agreement dated June 26, 2025 between Costamare Inc. and Konstantinos Konstantakopoulos
4.2	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)
4.3	First Amendment to the Stockholder Rights Agreement dated October 21, 2025 between Costamare Inc. and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC)(9)
4.4	Second Amended and Restated Trademark License Agreement dated May 6, 2025 between Costamare Inc. and Costamare Shipping Company S.A.
4.5	Amended and Restated Restrictive Covenant Agreement dated June 26, 2025 between Costamare Inc. and Konstantinos Zacharatos
4.6	Amended and Restated Services Agreement dated May 6, 2025 by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.
4.7	Amended and Restated Registration Rights Agreement dated as of November 27, 2015 between Costamare Inc. and the Shareholders named therein(3)
4.8	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(4)
4.9	Amended and Restated Framework Agreement dated May 6, 2025 by and between Costamare Inc. and Costamare Shipping Company S.A.
4.10
Second Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated January 26, 2026 by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited

4.11	Amended and Restated Management Services Agreement dated March 14, 2023, among Neptune Maritime Leasing Limited and Neptune Global Financing Limited(5)
4.12	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Inc. with Navilands Container Management Ltd.(5)
4.13	Separation and Distribution Agreement dated May 5, 2025 between Costamare Inc. and Costamare Bulkers Holdings Limited (8)
8.1	List of Subsidiaries of Costamare Inc.
11.1	Policy Statement for Trading in Company Securities(6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

Exhibit No.	Description
13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Incentive Compensation Recovery Policy(5)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

(6)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025 and hereby incorporated by reference to such Annual Report.

(7)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on October 15, 2025 and hereby incorporated by reference to such Form 6-K.
(8)	Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Report on Form 6-K, filed with the SEC on May 7, 2025 and hereby incorporated by reference to such Form 6-K.
(9)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on October 21, 2025 and hereby incorporated by reference to such Form 6-K.

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

Dated: March 4, 2026

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2026 expressed an unqualified opinion thereon.

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

Impairment of vessels

Description of the Matter

At December 31, 2025, the carrying value of the Company’s vessels was $2,738,982 thousand. As discussed in Notes 2(k), and 8 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. As part of the assessment performed, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value to conclude whether indicators of impairment exist. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel. During the year ended December 31, 2025, the Company recognized no impairment charge for any of its vessels.

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

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates used by management for non-contracted revenue days, with historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We assessed the adequacy of the Company’s disclosures in Notes 2(k), and 8 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company's auditor since 2009. We have previously also served as the auditor of combined financial statements which included certain of the Company’s subsidiaries since at least 1988, but we are unable to determine the specific year.

Athens, Greece

March 4, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 4, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 4, 2026

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	December 31, 2024	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$656,880	$519,847
Restricted cash (Note 2(e))	17,203	8,123
Accounts receivable, net (Note 4)	5,863	11,580
Inventories (Note 7)	13,156	14,121
Fair value of derivatives (Notes 19 and 20)	10,410	5,349
Insurance claims receivable	8,039	7,005
Time charter assumed (Note 12)	195	74
Accrued charter revenue (Note 12)	11,929	5,576
Short-term investments (Note 6)	18,499	19,276
Investment in leaseback vessels (Note 11(b))	30,561	55,075
Net investment in sales type lease vessels, current (Note 11(c))	12,748	-
Prepayments and other assets	16,823	44,642
Total current assets of continuing operations	802,306	690,668
Current assets of discontinued operations (Note 3)	237,910	-
Total current assets	1,040,216	690,668
FIXED ASSETS, NET:
Vessels and advances, net (Note 8)	2,715,168	2,738,982
Fixed assets of discontinued operations (Note 3)	671,844	-
Total fixed assets, net	3,387,012	2,738,982
OTHER NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current (Note 11(b))	222,088	309,515
Accounts receivable, non-current (Note 4)	1,950	2,025
Deferred charges, net (Note 9)	52,688	53,792
Finance leases, right-of-use assets (Note 11(a))	37,818	-
Due from related parties, non-current (Note 4)	1,125	1,125
Net investment in sales type lease vessels, non-current (Note 11(c))	6,734	11,282
Restricted cash, non-current (Note 2(e))	45,922	42,307
Time charter assumed, non-current (Note 12)	74	-
Accrued charter revenue, non-current (Note 12)	2,688	3,672
Fair value of derivatives, non-current (Notes 19 and 20)	21,235	9,294
Total non-current assets of continuing operations	392,322	433,012
Non-current assets of discontinued operations (Note 3)	329,137	-
Total non-current assets	721,459	433,012
Total assets	$5,148,687	$3,862,662
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$287,360	$268,131
Accounts payable	7,948	11,267
Due to related parties (Note 4)	1,514	7,224
Finance lease liability (Note 11(a))	23,877	-
Accrued liabilities	20,672	22,620
Unearned revenue (Note 12)	24,902	42,627
Fair value of derivatives (Notes 19 and 20)	19,756	24
Other current liabilities	24,564	46,675
Total current liabilities of continuing operations	410,593	398,568
Current liabilities of discontinued operations (Note 3)	334,967	-
Total current liabilities	745,560	398,568
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,410,480	1,246,707
Fair value of derivatives, non-current portion (Notes 19 and 20)	-	45
Unearned revenue, net of current portion (Note 12)	14,620	43,161
Other non-current liabilities	11,099	15,225
Total non-current liabilities of continuing operations	1,436,199	1,305,138
Non-current liabilities of discontinued operations (Note 3)	398,322	-
Total non-current liabilities	1,834,521	1,305,138
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 14)	(2,453)	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	-	-
Common stock (Note 15)	13	13
Treasury stock (Note 15)	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,333,223
Retained earnings	1,279,605	868,733
Accumulated other comprehensive income (Notes 19 and 21)	17,345	4,320
Total Costamare Inc. stockholders’ equity	2,513,514	2,086,194
Non-controlling interest (Note 1)	57,545	72,762
Total stockholders’ equity	2,571,059	2,158,956
Total liabilities and stockholders’ equity	$5,148,687	$3,862,662

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Income

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2023	2024	2025
REVENUES:
Voyage revenue	$839,374	$864,545	$846,674
Income from investments in leaseback vessels	8,915	23,947	31,226
Total revenues	$848,289	$888,492	$877,900
EXPENSES:
Voyage expenses	(12,490)	(25,769)	(52,002)
Voyage expenses-related parties (Note 4)	(11,881)	(12,163)	(11,252)
Vessels’ operating expenses	(160,868)	(157,919)	(162,481)
General and administrative expenses	(9,682)	(13,303)	(10,099)
General and administrative expenses – related parties (Note 4)	(8,542)	(11,376)	(9,896)
Management fees-related parties (Note 4)	(27,480)	(28,641)	(28,917)
Amortization of dry-docking and special survey costs (Note 9)	(15,344)	(17,345)	(19,794)
Depreciation (Notes 8, 11 and 21)	(126,719)	(126,821)	(129,538)
Gain on sale of vessels, net (Note 8)	117,544	-	-
Foreign exchange gains /(losses)	2,145	(5,451)	2,269
Operating income	594,972	489,704	456,190
OTHER INCOME / (EXPENSES):
Interest income	30,082	31,712	19,317
Interest and finance costs (Note 17)	(119,623)	(109,620)	(91,359)
Income from equity method investments	764	12	-
Other, net	1,832	1,396	966
Gain / (loss) on derivative instruments, net (Note 19)	10,873	(5,861)	11,433
Total other expenses, net	(76,072)	(82,361)	(59,643)
Net income from continuing operations	$518,900	$407,343	$396,547
Net Loss from discontinued operations (Note 3)	(137,881)	(91,009)	(27,547)
Net income	$381,019	$316,334	$369,000
Net (income) / loss attributable to the non-controlling interest (Notes 14 and 16)	4,730	3,585	(4,425)
Net income attributable to Costamare Inc.	$385,749	$319,919	$364,575
Earnings allocated to Preferred Stock (Note 16)	(31,068)	(23,796)	(20,920)
Deemed dividend to Series E Preferred Stock	-	(5,446)	-
Net income available to Common Stockholders	$354,681	$290,677	$343,655
Earnings per common share, basic and diluted - Total (Note 16)	$2.95	$2.44	$2.86
Earnings per common share, basic and diluted – Continuing operations (Note 16)	$4.09	$3.15	$3.09
Losses per common share, basic and diluted – Discontinued operations (Note 16)	$(1.15)	$(0.71)	$(0.23)
Weighted average number of shares, basic and diluted (Note 16)	120,299,172	119,299,405	120,198,853

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2023	2024	2025
Net income from continuing operations	$518,900	$407,343	$396,547
Net Loss from discontinued operations (Note 3)	(137,881)	(91,009)	(27,547)
Net income for the year	$381,019	$316,334	$369,000
Other comprehensive income / (loss):
Unrealized loss on cash flow hedges, net (Notes 19 and 21)	(29,876)	(9,968)	(17,265)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 17, 19 and 21)	4,354	6,084	4,092
Effective portion of changes in fair value of cash flow hedges (Notes 19 and 21)	425	(157)	-
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Notes 19 and 21)	63	63	63
Other comprehensive loss for the year	$(25,034)	$(3,978)	$(13,110)
Other comprehensive (income) / loss attributable to the non-controlling interest (Note 21)	-	(64)	85
Other comprehensive loss attributable to Costamare Inc.	$(25,034)	$(4,042)	$(13,025)

Total comprehensive income for the year	$355,985	$312,356	$355,890

Total comprehensive (income) / loss attributable to the non-controlling interest	4,730	3,521	(4,340)
Total comprehensive income for the year attributable to Costamare Inc.	$360,715	$315,877	$351,550

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series F)		Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	(Accumulated deficit)/ Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2023	-	$-	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$-	$2,156,950
-Acquisition of non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	34,132	34,132
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	385,749	385,749	1,878	387,627
- Issuance of subsidiary shares to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,831)	-	-	(10,831)	22,091	11,260
- Issuance of common stock (Notes 4 and 15)	-	-	-	-	-	-	-	-	-	-	2,340,720	1	-	-	22,171	-	-	22,172	-	22,172
- Repurchase of common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	(6,267,808)	(60,000)	-	-	-	(60,000)	-	(60,000)
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,872)	(1,872)
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(55,407)	(55,407)	-	(55,407)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31,068)	(31,068)	-	(31,068)
- Other comprehensive income (Note 19 and 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,034)	-	(25,034)	-	(25,034)
BALANCE, December 31, 2023	-	$-	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	319,919	319,919	3,254	323,173
-Acquisition of non-controlling interest (Notes 1 and 14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,142)	-	-	(7,142)	-	(7,142)
- Issuance of subsidiary shares to non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(591)	-	-	(591)	973	382
- Issuance of common stock (Notes 4 and 15)	-	-	-	-	-	-	-	-	-	-	1,579,810	-	-	-	19,683	-	-	19,683	-	19,683
-Redemption of Preferred Stock (Series E) (Note 15)	-	-	(4,574,100)	-	-	-	-	-	-	-	-	-	-	-	(110,598)	-	(5,446)	(116,044)	-	(116,044)
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,975)	(2,975)
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(54,806)	(54,806)	-	(54,806)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,994)	(25,994)	-	(25,994)
- Othercomprehensive loss (Notes 19 and 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,042)	-	(4,042)	64	(3,978)
BALANCE, December 31, 2024	-	$-	-	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	130,958,943	$13	(11,004,510)	$(120,095)	$1,336,646	$17,345	$1,279,605	$2,513,514	$57,545	$2,571,059
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	364,575	364,575	4,638	369,213
- Issuance of subsidiary shares to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,063)	-	-	(8,063)	14,173	6,110
- Change in non-controling interest of the subsidiary (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,666)	-	-	(2,666)	-	(2,666)
- Distribution to shareholders (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(699,239)	(699,239)	-	(699,239)
- Issuance of common stock (Notes 4 and 15)	-	-	-	-	-	-	-	-	-	-	629,496	-	-	-	7,306	-	-	7,306	-	7,306
-Issuance of Preferred Stock (Series F) (Note 15)	1,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,509)	(3,509)
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(55,288)	(55,288)	-	(55,288)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(20,920)	(20,920)	-	(20,920)
- Other comprehensive loss (Notes 19 and 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,025)	-	(13,025)	(85)	(13,110)
BALANCE, December 31, 2025	1,200	$-	-	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	131,588,439	$13	(11,004,510)	$(120,095)	$1,333,223	$4,320	$868,733	$2,086,194	$72,762	$2,158,956

(1)

Net income excludes net loss of $6,608, $6,839 and $213, for the years ended December 31, 2023, 2024 and 2025 respectively, attributable to redeemable non-controlling interest classified outside of permanent equity (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2023	2024	2025
Cash Flows From Operating Activities of Continuing Operations:
Net income:	$381,019	$316,334	$369,000
Less: Net loss from discontinued operations	137,881	91,009	27,547
Net income from continuing operations	518,900	407,343	396,547
Adjustments to reconcile net income from Continuing operations to net cash provided by operating activities:
Depreciation	126,719	126,821	129,538
Amortization and write-off of financing costs	7,946	7,507	6,354
Amortization of deferred dry-docking and special survey costs	15,344	17,345	19,794
Amortization of assumed time charter	(197)	(470)	130
Amortization of deferred revenue	-	-	(4,122)
Amortization of hedge effectiveness excluded component from cash flow hedges	2,824	4,110	4,092
Equity based payments	5,850	8,427	6,979
Increase in short-term investments	(3,618)	(926)	(543)
(Gain) / Loss on derivative instruments, net	330	5,945	(20,258)
Gain on sale of vessels, net	(117,544)	-	-
Income from equity method investments	(764)	(12)	-
Changes in operating assets and liabilities of continuing operations:
Accounts receivable	(2,978)	3,753	(5,792)
Due from related parties	1,109	1,347	-
Inventories	4,647	466	(965)
Insurance claims receivable	(17,773)	(1,787)	(978)
Prepayments and other	1,458	222	(2,103)
Accounts payable	(3,325)	(3,636)	3,319
Due to related parties	1,787	2,354	5,710
Accrued liabilities	(2,413)	(2,985)	2,266
Unearned revenue	(5,389)	676	1,806
Other liabilities	8,973	10,460	2,107
Dividends from equity method investees	4,002	-	-
Dry-dockings	(31,110)	(15,831)	(20,898)
Accrued charter revenue	8,804	15,739	13,884
Net Cash provided by Operating Activities from Continuing Operations	523,582	586,868	536,867

Cash Flows From Investing Activities of Continuing Operations:
Capital provided to equity method investments	(1,274)	-	-
Return of capital from equity method investments	2,927	544	-
Payments to acquire short-term investments	(199,555)	(72,064)	(37,816)
Settlements of short-term investments	305,695	71,983	37,582
Proceeds from the settlement of insurance claims	5,684	8,903	2,012
Acquisition of a subsidiary, net of cash acquired	2,796	-	-
Acquisition of non-controlling interest in subsidiary	-	(282)	(1,687)
Intragroup contribution to discontinued operations	(100,000)	-	-
Issuance of investments in leaseback vessels	(198,832)	(99,399)	(233,145)
Capital collections from vessels’ leaseback arrangements	18,832	65,786	123,018
Vessel acquisitions and advances/Additions to vessel cost	(7,632)	(8,222)	(68,971)
Proceeds from the sale of vessels, net	160,073	-	-
Net Cash used in Investing Activities from Continuing Operations	(11,286)	(32,751)	(179,007)

Cash Flows From Financing Activities of Continuing Operations:
Proceeds from long-term debt and finance leases	470,977	134,996	507,220
Repayment of long-term debt and finance leases	(758,260)	(559,483)	(838,609)
Payment of financing costs	(18,680)	(1,306)	(3,022)
Capital contribution from non-controlling interest to subsidiary	12,413	376	6,110
Repurchase of common stock	(60,000)	-	-
Redemption of preferred stock (Series E)	-	(114,353)	-
Cash contribution to spun-off entities	-	-	(100,000)
Dividends paid	(71,867)	(74,147)	(79,287)
Net Cash used in Financing Activities from Continuing Operations	(425,417)	(613,917)	(507,588)

Cash flows of discontinued operations:
Net cash provided by / (used in) Operating Activities from discontinued operations	(192,214)	(49,152)	7,407
Net cash provided by / (used in) Investing Activities from discontinued operations	(9,621)	(46,756)	9,995
Net cash provided by / (used in) Financing Activities from discontinued operations	128,602	108,440	(75,333)
Net cash provided by / (used in) discontinued operations	(73,233)	12,532	(57,931)

Net increase / (decrease) in cash, cash equivalents and restricted cash	13,646	(47,268)	(207,659)
Cash, cash equivalents and restricted cash at beginning of the year	811,558	825,204	777,936
Cash, cash equivalents and restricted cash at end of the year	$825,204	$777,936	$570,277

Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$126,479	$122,104	$92,222
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$16,321	$11,256	$328
Deferred rent recognition in connection with vessel acquisitions	$-	$-	$46,500

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the year ended December 31, 2025, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 4). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 15). As of December 31, 2025, under the Plan, the Company has issued to its common stockholders 21,823,024 shares, in aggregate. As of December 31, 2025, the aggregate outstanding share capital was 120,583,929 common shares. As of December 31, 2025, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.7% of the outstanding common shares, in the aggregate.

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), which was a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 14). CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions.

Neptune Maritime Leasing Limited (“NML”) was established in 2021 to acquire, own and bareboat charter-out vessels through its wholly-owned subsidiaries. In March 2023, the Company entered into an agreement with NML pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML.

On April 17, 2025, the board of directors of Costamare approved the spin-off of its dry bulk business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (the “Spin-Off”). In connection with the Spin-Off, the Company undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business (including its existing dry-bulk owned fleet) as provided in the Separation and Distribution Agreement, which governs the relationship between the Company and Costamare Bulkers and allocates between the two companies various assets, liabilities and obligations. The Company had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies owned dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies were to be used for future dry bulk vessel acquisitions.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder. The shares of Costamare Bulkers began “regular way” trading separately from the Company shares on the NYSE on May 7, 2025. The distribution of Costamare Bulkers shares to the shareholders of the Company was recorded at the carrying amount of Costamare Bulkers’ net assets of $699,239 as of May 6, 2025. Pursuant to the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business and settled or extinguished all intercompany balances between Costamare and Costamare Bulkers.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The assets and liabilities of Costamare Bulkers on May 6, 2025 were as follows:

May 6, 2025
Cash and cash equivalents and restricted cash	$131,791
Margin deposits	28,247
Accounts receivable, net	37,443
Inventories	38,377
Due from related parties	12,157
Fair value of derivatives	256
Insurance claims receivable	3,291
Prepayments and other assets	37,022
Vessels held for sale	7,801
Vessels and advances, net	634,727
Deferred charges, net	21,583
Operating leases, right-of-use assets	246,689
Total assets	1,199,384
Long-term debt, net of deferred financing costs	(171,910)
Accounts payable	(27,330)
Due to related parties	(16,407)
Operating lease liabilities	(242,150)
Accrued liabilities	(13,505)
Unearned revenue	(14,102)
Fair value of derivatives	(6,078)
Other current liabilities	(8,663)
Total liabilities	(500,145)
Net assets of Costamare Bulkers	$699,239

Results of operations, cash flows, assets and liabilities that were part of the entities spun off are reported as discontinued operations for all periods presented (Note 3).

As of December 31, 2025, the Company owned and/or operated a fleet of 69 container vessels with a total carrying capacity of approximately 519,530 twenty-foot equivalent units (“TEU”) through wholly-owned subsidiaries. As of December 31, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 TEU, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators.

As of December 31, 2025, Costamare had 86 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 incorporated in the Republic of the Marshall Islands. In addition, as of December 31, 2025, Costamare controlled one company incorporated under the laws of Jersey, which had 53 subsidiaries incorporated in the Republic of the Marshall Islands and six incorporated in the Republic of Liberia.

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

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2024 and 2025 no such interest existed.

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

	For the years ended December 31,
	2023	2024	2025
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$710,607	$656,880	$519,847
Restricted cash – current portion	8,785	17,203	8,123
Restricted cash – non-current portion	60,413	45,922	42,307
Total cash, cash equivalents and restricted cash	$779,805	$720,005	$570,277

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f) Accounts Receivable, net – Credit losses Accounting: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2024 and 2025 was nil.

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

Management estimates the useful life of the Company’s container vessels to be 30 years, from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand container vessels are depreciated from the date of their acquisition through their remaining estimated useful life. If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(k) Impairment of Long-lived Assets: The Company reviews its container vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a container vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist. As part of the identification of impairment indicators and Step 1 of impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each container vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels. The Company defines outliers as index values provided by an independent, third-party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the container vessels’ depreciation policy.

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

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss. The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2025 resulted in no impairment loss being recorded. The Company also concluded that no impairment loss should be recorded with respect to its container vessels as of December 31, 2023 and 2024.

(l) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of income.

(m) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(n) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), short-term investments, net investment in sales type leases, investment in leaseback vessels and derivative contracts (interest rate swaps, interest rate caps, foreign currency contracts and foreign currency options). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings. The Company also seeks to limit its credit risk from accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(o) Accounting for Voyage Revenues and Expenses: Revenues are primarily generated from time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for certain expenses, including hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Revenues for 2023, 2024 and 2025 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2023	2024	2025
A	22%	20%	12%
B	16%	14%	17%
C	17%	21%	28%
D	9%	10%	6%
E	11%	11%	11%
Total	75%	76%	74%

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(p) Investment in leaseback vessels: Investment in leaseback vessels refer to vessels purchased and leased back to the same party as part of a sale and leaseback transaction. These transactions are evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a purchase of an asset. If the transfer of the asset to the buyer-lessor does not qualify as a purchase, then the transaction constitutes a failed sale and leaseback and the purchase price paid is accounted for as a loan receivable under ASC 310.

Investments in leaseback vessels are carried at the amount receivable, net of an allowance for credit losses. Collaterals are required to be maintained at a specified minimum level at all times on the basis of the agreements in force. The Company monitors collateral levels and requires counter parties to provide additional collateral, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for Investment in leaseback vessels. An allowance for credit losses on partially secured Investments in leaseback vessels is estimated based on the aging of those receivables. As of December 31, 2025 and 2024, the fair value of the collaterals held exceeds the amortized cost of the loans receivable and as a result no allowance for credit losses has been recognized.

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

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2025. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stockholders that accrue for the period.

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

(t) Segment Reporting: A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). Following the Spin-Off described in Note 1, the Company now reports two reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels and (2) a ship sale and leaseback business through NML, which acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI segments were spun off, and the comparative information has been recast accordingly. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

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

(v) Non-controlling interest: The Company classifies non-controlling interest of its equity ventures based upon a review of the legal provisions governing the redemption of such interest. Those provisions are embodied within the equity venture’s operating agreement. The Company’s equity ventures that are subject to operating agreement provisions that require the Company to purchase the non-controlling equity holders’ interest upon the occurrence of certain specific triggering events that are not solely within the control of the Company, are classified as redeemable noncontrolling interest in temporary equity. Redeemable noncontrolling interest is initially recorded at its fair value as of the date of issue. Such fair value is determined using various accepted valuation methods, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. Subsequent to the closing date of the transaction ,the recorded value for redeemable non-controlling interest is adjusted at the end of each reporting period for (a) comprehensive income / (loss) that is attributed to the non-controlling interest, which is calculated by multiplying the non-controlling interest percentage by the comprehensive income / (loss) of the equity venture’s during the reporting period, (b) dividends paid to the noncontrolling interest holders during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the equity venture, as a result of which the Company retains its controlling interest. If the Company determines at the end of the reporting period that it is probable that an event would occur to otherwise require the redemption of a redeemable non-controlling interest (redeemable non-controlling interest is currently redeemable), then the Company adjusts the recorded amount to its maximum redemption amount at the reporting date. If the Company determines that it is not probable that an event would occur to otherwise require the redemption of a redeemable non-controlling interest (i.e., the date for such event is not set or such event is not certain to occur), then the redeemable non-controlling interest is not considered currently redeemable, and no further adjustment is required.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

(w) Right-of-Use Asset - Finance Leases: The FASB ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

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

(x) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Notes 3 and 15(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

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

(z) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. The cost of the acquired shares is shown as a deduction in stockholders' equity. No dividend is declared for the treasury shares. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when the reporting entity’s management has not made a decision as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(aa) Short-term investments: Short-term investments consist of U.S. Treasury Bills with maturities exceeding three months at the time of purchase and are stated at amortized cost, which approximates fair value.

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

(ac) Sales-Type leases - Leases for Lessors: If for a vessel lease, where the Company is regarded as the lessor, the lease is classified as a sales-type lease, the carrying amount of the vessel is derecognized and a net investment in the lease is recorded. For a sales-type lease, the net investment in the lease is measured at lease commencement date as the sum of the lease receivable and the estimated residual value of the vessel. Any selling profit or loss arising from a sales-type lease is recorded at lease commencement. Over the term of the lease, the Company recognizes finance income on the net investment in the lease and any variable lease payments, which are not included in the net investment in the lease.

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

The Company periodically reassess the realizable value of its lease residual values. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. In addition, the Company, pursuant to the provisions of “ASC 326 Financial Instruments — Credit Losses”, assesses at each reporting period the counterparties’ credit worthiness in order to conclude whether an allowance for credit losses is required to be recognized. For sales-type leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed. For the years ended December 31, 2024 and 2025, no impairment recognition was deemed necessary.

(ad) Business Combinations: The Company accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired, and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of fair values of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available and requires a significant amount of management judgment. The excess of the purchase price over fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill.

(ae) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480. Once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability in accordance with U.S. GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(af) Discontinued Operations: The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results (Note 3).

(ag) Leaseback Arrangements: Transactions involving the purchase of an asset combined with a leaseback to the seller are accounted for in accordance with ASC 606 and ASC 842. When control of the asset is obtained, the purchase is recognized at fair value, and any difference between the consideration paid and fair value is evaluated for off-market terms. When the purchase price of an asset is below its fair value, the relevant off-market adjustments are recorded as deferred rent, which is amortized as lease income on a straight-line basis over the lease term.

Recent Accounting Pronouncements

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025‑09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. At this stage, the Company has not yet determined the expected impact of adopting ASU 2025‑09 on its financial position, results of operations, cash flows, or related disclosures. The assessment is ongoing.

3. Discontinued Operations:

The Company’s discontinued operations relate to the operations of its dry bulk-related businesses, which formerly comprised the Company’s CBI and dry bulk segments. Following completion of the Spin-Off on May 6, 2025, the Company has no continuing involvement in the dry bulk-related businesses as of such date (Note 1).

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The components of assets and liabilities of discontinued operations in the consolidated balance sheet as of December 31, 2024 consisted of the following:

December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents	$47,754
Restricted cash	941
Margin deposits	45,221
Accounts receivable, net	39,646
Inventories	44,500
Due from related parties	7,014
Fair value of derivatives	197
Insurance claims receivable	2,842
Prepayments and other assets	49,795
Total current assets of discontinued operations	$237,910

FIXED ASSETS, NET:
Vessels and advances, net	$671,844
Fixed assets of discontinued operations	$671,844

NON-CURRENT ASSETS:
Accounts receivable, net, non-current	$1,610
Deferred charges, net	19,119
Due from related parties, non-current	1,050
Fair value of derivatives, non-current	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total non-current assets of discontinued operations	$329,137

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$30,505
Accounts payable	41,477
Due to related parties	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,213
Unearned revenue	22,911
Fair value of derivatives	14,465
Other current liabilities	3,905
Total current liabilities of discontinued operations	$334,967

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	$305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion	5,174
Total non-current liabilities of discontinued operations	$398,322

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The components of the income /(loss) from discontinued operations for the years ended December 31, 2023 and 2024 and for the period from January 1, 2025 to May 6, 2025 in the consolidated statements of income consisted of the following:

	Year ended December 31, 2023	Year ended December 31, 2024	Period from January 1, 2025 to May 6, 2025
REVENUES:
Voyage revenue	$663,117	$985,315	$239,719
Voyage revenue – related parties	-	210,087	87,683
Total voyage revenue	663,117	1,195,402	327,402
EXPENSES:
Voyage expenses	(263,366)	(345,289)	(107,383)
Charter-in hire expenses	(340,926)	(706,569)	(166,506)
Voyage expenses-related parties	(2,112)	(9,403)	(3,765)
Vessels’ operating expenses	(97,220)	(82,288)	(27,165)
General and administrative expenses	(5,992)	(8,788)	(8,950)
Management and agency fees-related parties	(28,774)	(30,640)	(10,760)
Amortization of dry-docking and special survey costs	(4,438)	(6,282)	(2,337)
Depreciation	(39,621)	(37,385)	(14,044)
Gain / (loss) on sale of vessels, net	(5,324)	3,788	(4,669)
Loss on vessel held for sale	(2,305)	-	(1,579)
Vessel impairment loss	(434)	-	(179)
Foreign exchange gains	431	11	219
Operating loss	(126,964)	(27,443)	(19,716)
OTHER INCOME / (EXPENSES):
Interest income	2,365	1,473	239
Interest and finance costs	(24,806)	(23,503)	(7,313)
Other, net	5,109	1,477	(47)
Gain /(loss) on derivative instruments, net	6,415	(43,013)	(710)
Total other expenses, net	(10,917)	(63,566)	(7,831)
Net loss from discontinued operations	$(137,881)	$(91,009)	$(27,547)

4. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by the Chairman and Chief Executive Officer of the Company, Konstantinos Konstantakopoulos. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as most recently amended and restated on May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

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

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the number of full years remaining prior to December 31, 2035, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the years ended December 31, 2023, 2024 and 2025, amounted to $25,447, $22,779 and $22,148, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $8,821, $6,321 and $5,689 for the years ended December 31, 2023, 2024 and 2025, respectively. In addition, for the year ended December 31, 2025, (i) Costamare Shipping and Costamare Services charged $10,062 ($10,490 and $10,700 for the years ended December 31, 2023 and 2024, respectively), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) Costamare Services charged $2,667 which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income ($2,667 and $2,667 for the years ended December 31, 2023 and 2024, respectively), (iii) Costamare Services charged $6,979, representing the fair value of 598,400 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the year ended December 31, 2025 ($5,850 and $8,427 for the years ended December 31, 2023 and 2024, respectively) and (iv) Costamare Shipping charged $2,520 supervising fees for six newbuild vessels, which are included in Vessels and advances, net in the accompanying 2025 consolidated balance sheet. Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As of December 31, 2024, the working capital security to third-party managers was $2,325 in aggregate, of which $1,950 is included in Accounts receivable, non-current and $375 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet. As of December 31, 2025, the working capital security to third-party managers was $2,025 in aggregate, which is included in Accounts receivable, net, non-current in the accompanying 2025 consolidated balance sheet.

The balance due to Costamare Shipping at December 31, 2024 and 2025 amounted to $286 and $2,513, respectively and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2024 and 2025, amounted to $133 and $387 and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2023, 2024 and 2025, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2023, 2024 and 2025 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the years ended December 31, 2023, 2024 and 2025, BNC charged the ship-owning companies $700, $722 and $760, respectively, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. The last of these charters was terminated in November 2025 and there is no outstanding balance with respect to such commissions as of December 31, 2025. During the years ended December 31, 2023, 2024 and 2025, BNA charged the ship-owning companies $691, $741 and $430 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, served as the non-executive President of the Board of Directors of Costamare Participations Plc (Note 10.C), which was a wholly-owned subsidiary of the Company. LCLAW provided legal services to the Company. During the years ended December 31, 2023, 2024 and 2025, LCLAW charged the Company’s subsidiaries $25, $31 and nil, respectively, which are included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of income for the years ended December 31, 2023, 2024 and 2025. There was no balance due from/to LCLAW at both December 31, 2024 and 2025.

(d) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among other services administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the date Konstantinos Konstantakopoulos acquired 51% of NGF to December 31, 2023 and during the years ended December 31, 2024 and 2025, NGF charged an amount of $2,033, $3,253 and $3,484 as management fees, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at December 31, 2025 amounted to $935 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to NGF at December 31, 2024 amounted to $806 and is included in Due to related parties in the accompanying consolidated balance sheets.

(e) NML: As of December 31, 2025, an amount of $850, representing the fourth quarter of 2025 coupon payable to the minority interest, is included in Due to related parties in the accompanying consolidated balance sheets.

(f) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus as of December 31, 2024 and 2025.

(g) Navilands Container Management Ltd. (‘‘Navilands’’), Navilands (Shanghai) Containers Management Ltd. (‘‘Navilands (Shanghai)’’) and Navilands Maritime Services Ltd. (“Navilands Maritime”): Navilands, Navilands (Shanghai) and Navilands Maritime are controlled by the Company’s Chairman and Chief Executive Officer and a non-independent board member of the Company is a minority shareholder. Since February 2024, certain of the Company’s vessel-owning subsidiaries have entered into individual ship-management agreements with Navilands  pursuant to which Navilands provides their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). Navilands and Navilands (Shanghai) charged an aggregate of $2,609 and $3,285 in management fees for the years ended December 31, 2024 and 2025, management fees, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. Furthermore, in accordance with the ship-management agreements with Navilands, Navilands has been provided with the amount of $75 per vessel as working capital security. As of December 31, 2024 and 2025, the working capital security paid by the Company to Navilands was $1,125 in aggregate, and is included in Due from related parties, non-current in the accompanying consolidated balance sheets. The balance due to Navilands as of December 31, 2024 and 2025, amounted to $1,667 and $2,539, respectively and is included in Due to related parties in the accompanying consolidated balance sheets. Starting in January 2026, the vessel-owning subsidiaries have appointed Navilands Maritime to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested.

(h) Payment undertaking to and Intercreditor agreement with Costamare Bulkers’ subsidiaries: NML has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by certain of Costamare Bulkers’ subsidiaries (the “Sellers”). The amount of $4,500 of the aggregate sale price has been deferred, which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

5. Segmental Financial Information

Following the Spin-Off described in Note 1, the Company now reports two reportable segments. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI segments were spun off, and the comparative information has been recast accordingly. The Company has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The Company’s reportable segments from which it derives its revenues: (1) container vessels segment and (2) investment in leaseback vessels through NML (Notes 1 and 11) (the “NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel segment consists of transportation of containerized products through ownership and operation of container vessels. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessees of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2024 and 2025, and for years ended December 31, 2023, 2024 and 2025. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation relies not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly or indirectly attributable to them. With regards to the items that are allocated by indirect calculation, their allocation keys are defined on the basis of each segment’s drawing on key resources. Summarized financial information concerning each of the Company’s reportable segments is as follows:

For the year ended December 31, 2025
	Container vessels segment	NML	Total
Voyage revenue	$846,674	$-	$846,674
Income from investment in leaseback vessels	-	31,226	31,226
Total revenues	$846,674	$31,226	$877,900

Less (1):
Voyage expenses	(52,002)	-
Voyage expenses-related parties	(11,252)	-
Vessels’ operating expenses	(162,481)	-
Interest and finance costs	(79,805)	(11,554)
Other segment items (2)	(149,332)	-
Segment profit	$391,802	$19,672	$411,474

Reconciliation of segment profit or loss:
General and administrative expenses			(10,099)
General and administrative expenses – related parties			(9,896)
Management fees-related parties			(28,917)
Foreign exchange gains			2,269
Interest income			19,317
Other, net			966
Gain on derivative instruments, net			11,433
Net income from continuing operations			$396,547

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the year ended December 31, 2024
	Container vessels segment	NML	Total
Voyage revenue	$864,545	$-	$864,545
Income from investment in leaseback vessels	-	23,947	23,947
Total revenues	$864,545	$23,947	$888,492

Less (1):
Voyage expenses	(25,769)	-
Voyage expenses-related parties	(12,163)	-
Vessels’ operating expenses	(157,919)	-
Interest and finance costs	(99,539)	(10,081)
Other segment items (2)	(144,166)	-
Segment profit	$424,989	$13,866	$438,855

Reconciliation of segment profit or loss:
General and administrative expenses			(13,303)
General and administrative expenses – related parties			(11,376)
Management fees-related parties			(28,641)
Foreign exchange losses			(5,451)
Interest income			31,712
Income from equity method investments			12
Other, net			1,396
Loss on derivative instruments, net			(5,861)
Net income from continuing operations			$407,343

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the year ended December 31, 2023
	Container vessels segment	NML	Total
Voyage revenue	$839,374	$-	$839,374
Income from investment in leaseback vessels	-	8,915	8,915
Total revenues	$839,374	$8,915	$848,289

Less (1):
Voyage expenses	(12,490)	-
Voyage expenses-related parties	(11,881)	-
Vessels’ operating expenses	(160,868)	-
Interest and finance costs	(117,415)	(2,208)
Other segment items (2)	(142,063)	-
Segment profit	$394,657	$6,707	$401,364

Reconciliation of segment profit or loss:
General and administrative expenses			(9,682)
General and administrative expenses – related parties			(8,542)
Management fees-related parties			(27,480)
Gain on sales of vessels, net			117,544
Foreign exchange gains			2,145
Interest income			30,082
Income from equity method investments			764
Other, net			1,832
Gain on derivative instruments, net			10,873
Net income from continuing operations			$518,900

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

As of December 31, 2025
	Container vessels segment	NML	Total assets from continuing operations	Total assets
Total Assets	$3,416,122	$446,540	$3,862,662	$3,862,662

As of December 31, 2024
	Container vessels segment	NML	Total assets from continuing operations	Total assets from discontinued operations	Total assets
Total Assets	$3,576,688	$333,108	$3,909,796	$1,238,891	$5,148,687

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

6. Short-term investments:

As of December 31, 2025, the Company held one zero-coupon U.S. treasury bill (the “Bill”) with a face value of $19,394 at a cost of $19,226. As of December 31, 2024, the Company held one zero-coupon Bill with a face value of $18,591 at a cost of $18,389.

7. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

8. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	$3,998,365	$(1,166,054)	$2,832,311
Depreciation	-	(125,365)	(125,365)
Other vessels’ costs	8,222	-	8,222
Balance, December 31, 2024	4,006,587	(1,291,419)	2,715,168
Depreciation	-	(129,074)	(129,074)
Vessel acquisitions, advances and other vessels’ costs	152,888	-	152,888
Balance, December 31, 2025	$4,159,475	$(1,420,493)	$2,738,982

During the year ended December 31, 2025, the Company prepaid the outstanding balance of Sykes Maritime Co. finance lease liabilities (Note 11) and re-acquired the 2018-built, 3,800 TEU container vessel Polar Brasil.

In addition, during the year ended December 31, 2025, the Company: (i) entered into a memorandum of agreement with an unrelated third party to acquire the 2006-built, 6,541 TEU capacity container vessel Maersk Puelo. Concurrently, the Company entered into a time charter agreement with the same third party to charter the vessel back for a period ranging from a minimum of 13 months to a maximum of 72 months, at the charterer’s option. On the basis that the fair value of the vessel on a charter-free basis exceeded the purchase price, the Company concluded that the purchase price should be adjusted to reflect the off-market terms of the leaseback by recognizing a deferred rent liability of $46,500. This deferred rent is recognized as lease income on a straight-line basis over the estimated lease term (Note 12(b)), (ii) entered into newbuilding contracts with a shipyard for the construction of six newbuild container vessels, each with approximately 3,100 TEU capacity (Note 13(b)). The six newbuild vessels are expected to be delivered between the second quarter of 2027 and the first quarter of 2028, whereupon they will each commence an eight-year time charter with their respective charterers. During the year ended December 31, 2025, in connection with the (i) and (ii) above the Company paid the amount of $55,848, in the aggregate.

During the year ended December 31, 2023, the Company purchased the 51% equity interest held by funds managed and/or advised by York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) in the company owning the 2001-built, 1,550 TEU capacity containership Arkadia, at a consideration price of $4,692. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning company. The favorable lease terms associated with the vessel were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition in the amount of $320. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the year ended December 31, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022 and the container vessel Oakland and recognized an aggregate net gain of $87,965, which is included in Gain on sale of vessels, net in the accompanying consolidated statement of income for the year ended December 31, 2023.

During the years ended December 31, 2023, 2024 and 2025, the Company did not record any impairment loss in relation to its vessels.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of December 31, 2025, 60 of the Company’s vessels, with a total carrying value of $2,358,507, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the vessels YM Totality, YM Target and YM Tiptop, and six unencumbered vessels.

9. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2024	$54,202
Additions	15,831
Amortization	(17,345)
Balance, December 31 2024	52,688
Additions	20,898
Amortization	(19,794)
Balance, December 31, 2025	$53,792

During the year ended December 31, 2025, 12 vessels underwent and completed their special surveys and two vessels were in the process of completing their special surveys. During the year ended December 31, 2024, seven vessels underwent and completed their special survey and one vessel was in the process of completing her special survey and during the year ended December 31, 2023, 15 vessels underwent and completed their special surveys and one vessel was in the process of completing her special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2024	December 31, 2025
A.		Term Loans:
	1	Ainsley Maritime Co. and Ambrose Maritime Co.	$109,821	$99,107
	2	Hyde Maritime Co. and Skerrett Maritime Co.	104,596	93,288
	3	Kemp Maritime Co.	52,825	47,125
	4	Achilleas Maritime Corporation et al.	33,492	18,414
	5	Costamare Inc.	27,750	20,750
	6	Benedict et al.	294,762	212,667
	7	Reddick Shipping Co. and Verandi Shipping Co.	21,000	9,000
	8	Quentin Shipping Co. and Sander Shipping Co.	64,250	53,875
	9	Bastian Shipping Co. et al.	199,390	146,400
	10	NML Loan 1	-	-
	11	Kalamata Shipping Corporation et al.	54,000	44,000
	12	Capetanissa Maritime Corporation et al.	18,917	15,417
	13	NML Loan 2	23,250	20,250
	14	NML Loan 3	8,190	7,150
	15	NML Loan 4	11,628	9,648
	16	NML Loan 5	4,942	3,952
	17	NML Loan 6	5,510	4,574
	18	NML Loan 7	9,581	8,531
	19	NML Loan 8	11,196	9,792
	20	NML Loan 9	10,900	8,934
	21	NML Loan 10	21,392	-
	22	NML Loan 11	16,485	-
	23	NML Loan 12	5,910	5,030
	24	NML Loan 13	5,302	-
	25	NML Loan 14	4,385	3,545
	26	NML Loan 15	5,130	4,617
	27	NML Loan 16	-	10,917
	28	NML Loan 17	-	-
	29	Sykes Maritime Co.	-	22,323
	30	NML Loan 18	-	78,041
	31	Beardmore Maritime Co. et al.	-	120,000
	32	Bertrand Maritime Co. et al.	-	241,571
	33	NML Loan 19	-	10,429
		Total Term Loans	$1,124,604	$1,329,347
B.		Other financing arrangements	584,632	193,632
C.		Unsecured Bond Loan	-	-
		Total long-term debt	$1,709,236	$1,522,979
		Less: Deferred financing costs	(11,396)	(8,141)
		Total long-term debt, net	$1,697,840	$1,514,838
		Less: Long-term debt current portion	(290,882)	(270,754)
		Add: Deferred financing costs, current portion	3,522	2,623
		Total long-term debt, non-current, net	$1,410,480	$1,246,707

A. Term Loans:

1. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of December 31, 2025, the outstanding balance of each tranche of $49,553.6 is repayable in 21 equal quarterly installments of $1,339.3, from March 2026 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of December 31, 2025, the outstanding balance of each tranche of $46,644.2 is repayable in 13 equal quarterly installments of $1,413.5, from March 2026 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment of each tranche.

3. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of December 31, 2025, the outstanding balance of the loan of $47,125 is repayable in 13 equal quarterly installments of $1,425, from March 2026 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

4. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 10.A.5). On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of the vessel Oakland. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December 2026 for the Refinancing tranche and until March, 2027 for Tranches A and B. As of December 31, 2025, the outstanding balance of the Refinancing tranche of $2,414 is repayable in four variable quarterly installments, from March 2026 to December 2026. As of December 31, 2025, the outstanding balance of each of Tranche A and Tranche B of $8,000 is repayable in five variable quarterly installments, from March 2026 to March 2027.

5. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 10.A.4 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of December 31, 2025, the outstanding balance of $20,750 is repayable in one last quarterly installment of $1,750, in January 2026 and a balloon payment of $19,000 payable together with the last installment.

6. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance, among others, two term loans, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 10.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of December 31, 2025, the aggregate outstanding balance of $212,667 is repayable in six equal quarterly installments of $20,523.8, from March 2026 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

7. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. On April 30, 2024, the loan agreement was amended, resulting in the extension of the repayment period until March 2027. As of December 31, 2025, the outstanding balance of $9,000 is repayable in five variable quarterly installments, from March 2026 to March 2027.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of December 31, 2025, the outstanding balance of each tranche of $26,937.5 is repayable in 20 equal quarterly installments of $1,296.9, from February 2026 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

9. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance five term loans and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of December 31, 2025, the aggregate outstanding balance of $146,600 is repayable in variable quarterly installments, from March 2026 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

10. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, an NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. On September 12, 2024, the then outstanding balance of $3,962 was fully repaid.

11. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance two term loans. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of December 31, 2025, the outstanding balance of $44,000 is repayable in 14 equal quarterly installments of $2,500, from January 2026 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

12. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance two term loans. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of December 31, 2025, the outstanding balance of Tranche A of $9,055 is repayable in 10 equal quarterly installments of $513.2, from February 2026 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of December 31, 2025, the outstanding balance of Tranche B of $6,362 is repayable in 10 equal quarterly installments of $361.8, from February 2026 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

13. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. On July 10, 2024, one of the four NML subsidiaries prepaid the then outstanding balance of $8,010. As of December 31, 2025, the outstanding balance of $20,250 is repayable in 11 equal quarterly installments of $750, from January 2026 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the respective last installment.

14. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On July 19, 2024, one of the two NML subsidiaries prepaid the then outstanding balance of $8,710. As of December 31, 2025, the aggregate outstanding balance of $7,150 is repayable in 10 equal quarterly installments of $260, from January 2026 to April 2028 with a balloon payment of $4,550 that is payable together with the last installment.

15. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $9,648 is repayable in equal quarterly installments, from March 2026 to October 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.

16. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $3,952 is repayable in 10 equal quarterly installments of $247.5, from March 2026 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

17. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $4,574 is repayable in 11 equal quarterly installments of $234, from March 2026 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $8,531 is repayable in variable quarterly installments, from March 2026 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.

19. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $9,792 is repayable in 12 equal quarterly installments of $351, from March 2026 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

20. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $8,934 is repayable in 11 variable quarterly installments, from March 2026 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

21. During the year ended December 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. On December 20, 2024, one of the three NML subsidiaries prepaid the then outstanding balance of $10,257. On June 17, 2025, one of the three NML subsidiaries prepaid the then outstanding balance of $10,489. On August 26, 2025, the then outstanding balance of $10,282 was fully repaid.

22. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On May 30, 2025 one of the two NML subsidiaries prepaid the then outstanding balance of $7,610. On November 21, 2025, the then outstanding balance of $7,670 was fully repaid.

23. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $5,030 is repayable in 14 equal quarterly installments of $220, from January 2026 to April 2029 with a balloon payment of $1,950 that is payable together with the last installment.

24. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On July 8, 2025, the then outstanding balance of $4,820 was fully repaid.

25. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $3,545 is repayable in 12 equal quarterly installments of $210, from February 2026 to November 2028 with a balloon payment of $1,025 that is payable together with the last installment.

26. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $4,617 is repayable in 16 equal quarterly installments of $128.3, from February 2026 to August 2029 with a balloon payment of $2,565 that is payable together with the last installment.

27. During the year ended December 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $10,917 is repayable in 14 variable installments, from January 2026 to February 2029 with a balloon payment of $6,120 that is payable together with the last installment.

28. During the year ended December 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On November 14, 2025, the then outstanding balance of $18,795 was fully repaid.

29. On March 31, 2025, Sykes Maritime Co. entered into a loan agreement with a bank for an amount of up to $23,500 in order to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11(a). On March 31, 2025, the amount of $23,500 was drawn down. As of December 31, 2025, the outstanding balance of $22,323 is repayable in 17 equal quarterly installments of $392.5, from March 2026 to March 2030 with a balloon payment of $15,650 that is payable together with the last installment.

30. During the year ended December 31, 2025, seven NML subsidiaries entered into a loan agreement to finance seven sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $78,041 is repayable in variable quarterly installments, from February 2026 to August 2030 with an aggregate balloon payment of $40,120 that is payable together with the respective last installment.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

31. On September 4, 2025, Beardmore Maritime Co. and Fairbank Maritime Co. entered into a loan agreement with a bank for an amount of up to $120,000 in order to finance the acquisition cost of the two vessels under the financing arrangements discussed in Note 10.B.2 below. On October 10, 2025, the two companies drew down the amount of $120,000 in two tranches. As of December 31, 2025, the outstanding balance of each tranche of $6,000 is repayable in 20 equal quarterly installments of $937.5, from January 2026 to October 2030 and a balloon payment of $41,250 payable together with the last installment.

32. On September 5, 2025, Bertrand Maritime Co., Schofield Maritime Co., Barkley Shipping Co. and Conley Shipping Co. entered into a loan agreement with a bank for an amount of up to $245,000 in order to finance the acquisition cost of the two vessels under the financing agreement discussed in Note 10.B.1 below, and the acquisition cost of the two vessels under the financing arrangements discussed in Note 10.B.2. On October 9, 2025, Barkley Shipping Co. and Conley Shipping Co. drew down the aggregate amount of $130,000 in two tranches, tranche C and tranche D, and on October 15, 2025, Bertrand Maritime Co. and Schofield Maritime Co. drew down the aggregate amount of $111,571 in two tranches, tranche A and tranche B. As of December 31, 2025, the aggregate balance of tranche A and tranche B of $111,571, is repayable in 20 equal quarterly installments of $1,743.3, from January 2026 to October 2030 and an aggregate balloon payment of $76,704.7 payable together with the last installment. As of December 31, 2025, the aggregate balance of tranche C and tranche D of $130,000, is repayable in 20 equal quarterly installments of $1,625, from January 2026 to October 2030 and an aggregate balloon payment of $97,500 payable together with the last installment.

33. During the year ended December 31, 2025, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $10,429 is repayable in 18 equal quarterly installments of $368.3, from January 2026 to April 2030 with an aggregate balloon payment of $3,800 that is payable together with the last installment.

Each of the term loans discussed above bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread, other than (i) the loans discussed in Notes 10.A.6, 10.A.9, 10.A.12, 10.A.15, 10.A.16, 10.A.17, 10.A.18, 10.A.22, 10.A.23, 10.A.25, 10.A.26 which bear interest at Daily Non-Cumulative Compounded SOFR plus a spread and (ii) the loan discussed in Note 10.A.2 which bears interest at a fixed rate. The term loans are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 140%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 120 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. On October 10, 2025, following the agreement of the loan discussed in Note 10.A.32, Barkley Shipping Co. and Conley Shipping Co. prepaid the then outstanding amount of $126,873 and acquired the vessels YM Triumph and YM Truth. As of December 31, 2025, the aggregate outstanding amount of the financing arrangements of the remaining three vessels is repayable in variable installments from January 2026 to May 2031, including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the years ended December 31, 2023, 2024 and 2025, the aggregate interest expense incurred amounted to $16,957, $16,095 and $14,052, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On June 17, 2022, following the agreement of the loan discussed in Note 10.A.6, the Company prepaid the then outstanding amount of $77,435 under the respective financing arrangement in order to acquire the vessel Triton. On October 13, 2025, following the agreement of the loan discussed in Note 10.A.31, Beardmore Maritime Co. and Fairbank Maritime Co. prepaid the then outstanding amount under the respective financing arrangements of $112,625 and acquired the vessels Talos and Theseus. On October 16, 2025, following the agreement of the loan discussed in Note 10.A.32, Bertrand Maritime Co. and Schofield Maritime Co. prepaid the then outstanding amount under the respective financing arrangements of $110,837 and acquired the vessels Titan and Taurus. There was no outstanding balance of the financing arrangements as at December 31, 2025. The financing arrangements bore fixed interest and for the years ended December 31, 2023, 2024 and 2025, the aggregate interest expense incurred amounted to $12,511, $11,351 and $8,122, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of December 31, 2025, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $193,632.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly-owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan was originally due to mature in May 2026 and carried a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

On October 11, 2024, Costamare Participations Plc announced the early redemption of the Bond Loan in full and on November 25, 2024, the Bond Loan, along with the coupon payment and a premium of 0.5% on the nominal amount was fully prepaid.

During the years ended December 31, 2023 and 2024, the interest expense incurred amounted to $2,962 and $2,688.0, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.

D. Annual Repayments of total long-term debt.

The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2025, are in the aggregate as follows:

Year ending December 31	Amount
2026	$270,754
2027	281,189
2028	185,596
2029	235,840
2030	421,263
2031 and thereafter	128,337
Total	$1,522,979

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2023, 2024 and 2025, was in the range 2.99% - 9.00%, 2.99% - 6.63% and 2.99% - 5.88%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2023, 2024 and 2025, was 4.7%, 4.7% and 4.8%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 17 and 19) and capitalized interest for the years ended December 31, 2023, 2024 and 2025, amounted to $107,842, $95,693 and $79,799, respectively. In 2025, an amount of $466 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2025.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

E. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2024	$16,561
Additions	1,306
Amortization and write-off	(6,471)
Balance, December 31, 2024	$11,396
Additions	3,022
Amortization and write-off	(6,277)
Balance, December 31, 2025	$8,141
Less: Current portion of financing costs	(2,623)
Financing costs, non-current portion	$5,518

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 17).

11. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On May 12, 2023, the Company entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. On April 16, 2025, the then outstanding balance of the finance lease liability was fully repaid through the term loan discussed in Note 10.A.29 and the vessel Polar Brasil was repurchased and recorded under Vessels and Advances, net in the accompanying consolidated balance sheets (Note 8).

The depreciation with respect to the right-of-use assets under finance lease, charged during the years ended December 31, 2023, 2024 and 2025, amounted to $817, $1,393 and $401, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2024 and 2025, the carrying value of the right-of-use assets under finance lease amounted to $37,818 and nil, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the years ended December 31, 2023, 2024 and 2025, amounted to $950, $1,510 and $421, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The total finance lease liabilities as of December 31, 2024 and 2025, amounted to $23,877 and nil, respectively, and are separately reflected in Finance lease liability in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Investments in leaseback vessels:

i.	At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at a fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $4,657 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

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

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,051, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,104, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,205, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

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

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,485, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,485, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,485, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,556, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,715, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,570, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,191, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,469, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $10,824, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,346, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,672, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

22. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,857, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23. In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

24. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,280, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,509, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

26. In October 2024, NML acquired an offshore support vessel for $15,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

27. In November 2024, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,820, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

28. In April 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,219, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

29. In April 2025, NML acquired a dry bulk vessel for $6,920 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,162, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

30. In May 2025, NML acquired a dry bulk vessel for $6,825 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,120, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

31. In May 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,359, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

32. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $14,614, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

33. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $14,614, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

34. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,972, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

35. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,972, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

36. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,721, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

37. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,730, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

38. In June 2025, NML acquired an offshore support vessel for $5,490 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $4,525, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

39. In June 2025, NML acquired an offshore support vessel for $7,420 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,697, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

40. In June 2025, NML acquired an offshore support vessel for $9,774 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,947, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

41. In July 2025, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,042, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

42. In July 2025, NML acquired an offshore support vessel for $17,257 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $15,894, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

43. In August 2025, NML acquired a dry bulk vessel for $6,600 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,270, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

44. In September 2025, NML acquired a dry bulk vessel for $8,750 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,416, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

45. In September 2025, NML acquired a dry bulk vessel for $9,375 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,032, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

46. In September 2025, NML acquired a dry bulk vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,647, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

47. In October 2025, NML acquired a dry bulk vessel for $9,375 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,101, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

48. In November 2025, NML acquired a dry bulk vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,803, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

49. In December 2025, NML acquired a container vessel for $8,335 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,212, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

50. In December 2025, NML acquired a dry bulk vessel for $6,330 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,239, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2024	December 31, 2025
Lease receivable	$18,976	$4,447
Unguaranteed residual value	506	2,286
Net investment in sales-type lease vessels	$19,482	$6,733

During the years ended December 31, 2023, 2024 and 2025, the interest income relating to the net investment in sales-type leases amounted to $41,299, $43,149 and $10,856, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases to be received over the next three years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at December 31, 2025.

Year ending December 31,	Amount
2026	$6,038
2027	5,606
2028	1,741
Total undiscounted cash flows	$13,385
Present value of lease payments*	$4,447

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

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2024 and 2025, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As of December 31, 2024, the net accrued charter revenue, totaling ($16,371), comprises of $11,929 separately reflected in Current assets, $2,688 separately reflected in Non-current assets and ($30,988) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. As of December 31, 2025, the net accrued charter revenue, totaling ($19,338), comprises of $5,576 separately reflected in Current assets, $3,672 separately reflected in Non-current assets and ($28,586) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2025 balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Year ending December 31,	Amount
2026	$(9,029)
2027	(6,354)
2028	(3,624)
2029	(331)
Total	$(19,338)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2024 and 2025, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate, (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 11(a), with charter party assumed at value below its fair market value at the date of delivery of the vessel and (d) the unamortized deferred rent pursuant to the acquisition of Maersk Puelo discussed in Note 8. During the year ended December 31, 2025, the amortization of the liability amounted to $4,187, ($876 for the year ended December 31, 2024 and $510 for the year ended December 31, 2023) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2024	December 31, 2025
Hires collected in advance	$8,470	$10,276
Charter revenue resulting from varying charter rates	30,988	33,134
Unamortized balance of charters assumed	64	-
Unamortized deferred rent	-	42,378
Total	$39,522	$85,788
Less current portion	(24,902)	(42,627)
Non-current portion	$14,620	$43,161

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2024 and December 31, 2025, the aggregate balance of time charter assumed (current and non-current) was $269 and $74, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the year ended December 31, 2025, the amortization expense of Time-charter assumed amounted to $195 ($405 for the year ended December 31, 2024 and $313 for the year ended December 31, 2023) and is included in Voyage revenue in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Commitments and Contingencies

a) Time charters: As of December 31, 2025, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2026	$773,403
2027	737,906
2028	665,929
2029	426,086
2030	273,252
2031 and thereafter	723,902
Total	$3,600,478

These arrangements, as at December 31, 2025, have remaining terms of up to 129 months.

(b) Capital Commitments: As of December 31, 2025, the Company had outstanding capital commitments of $541.4 million, in the aggregate, for (i) the six newbuild vessels under construction (Note 8), (ii) the acquisition of eight vessels  through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, and a member of his family  hold an equity interest of approximately 17% each in the joint venture); and (iii) the acquisition of four vessels through NML under a sale and leaseback transaction, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements. The annual payments of such capital commitments after December 31, 2025 are in the aggregate as follows:

Year ending December 31	Amount (in millions of U.S. dollars)
2026	$165.0
2027	330.3
2028	46.1
Total	$541.4

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

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

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant Local Agency and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third-party; and (d) if no third-party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Following the Spin-Off and the acquisition by Costamare Bulkers of the shares of CBI (as described in Note 1) and the resulting deconsolidation of CBI from the Company, the carrying value of the redeemable non-controlling interest in CBI as of December 31, 2025 was nil.

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2023	$629
Net loss attributable to redeemable non-controlling interest	(6,839)
Transfer to Additional Paid-In Capital due to purchase of non-controlling interest	3,757
Balance, December 31, 2024	$(2,453)
Net loss attributable to redeemable non-controlling interest	(213)
Transferred to Additional Paid-in Capital	2,666
Balance, December 31, 2025	$-

15. Stockholders’ equity:

(a) Common Stock: During each of the years ended December 31, 2025 and 2024, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 4). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2025.

On July 6, 2016, the Company implemented the Plan, which offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2024, the Company issued 981,410 shares at par value of $0.0001 to its common stockholders, at an average price of $11.4704 per share. During the year ended December 31, 2025, the Company issued 31,096 shares at par value of $0.0001 to its common stockholders, at an average price of $10.5340 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the year ended December 31, 2025, no common shares were repurchased under the share repurchase program.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of December 31, 2025, the aggregate issued share capital was 131,588,439 common shares at par value of $0.0001 of which 120,583,929 common shares were outstanding.

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

On October 15, 2025, the Company entered into a Stock Subscription Agreement with its Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, pursuant to which Konstantinos Konstantakopoulos purchased 1,200 shares of Series F Preferred Stock (the “Series F Preferred Stock”), par value $0.0001 per share, for an aggregate purchase price of $1.2. The Series F Preferred Stock do not have any dividend or distribution rights. Each Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders. All shares of Series F Preferred Stock are subject to redemption by the Company at any time for a redemption price equal to $1 per share.

(c) Dividends declared and / or paid: During the year ended December 31, 2023, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,219 in cash and issued 384,177 shares pursuant to the Plan for the fourth quarter of 2022, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,043 in cash and issued 498,030 shares pursuant to the Plan for the first quarter of 2023, (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,511 in cash and issued 380,399 shares pursuant to the Plan for the second quarter of 2023 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,313 in cash and issued 479,714 shares pursuant to the Plan for the third quarter of 2023.

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

During the year ended December 31, 2025, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,715 in cash and issued 7,056 shares pursuant to the Plan for the fourth quarter of 2024, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,734 in cash and issued 8,635 shares pursuant to the Plan for the first quarter of 2025, (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,747 in cash and issued 8,470 shares pursuant to the Plan for the second quarter of 2025 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,764 in cash and issued 6,935 shares pursuant to the Plan for the third quarter of 2025.

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

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2025, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2024 to January 14, 2025, (ii) $939, or $0.476563 per share for the period from January 15, 2025 to April 14, 2025, (iii) $939, or $0.476563 per share for the period from April 15, 2025 to July 14, 2025 and (iv) $939, or $0.476563 per share for the period from July 15, 2025 to October 14, 2025.

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

During the year ended December 31, 2025, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2024 to January 14, 2025, (ii) $2,111, or $0.531250 per share for the period from January 15, 2025 to April 14, 2025, (iii) $2,111, or $0.531250 per share for the period from April 15, 2025 to July 14, 2025 and (iv) $2,111, or $0.531250 per share for the period from July 15, 2025 to October 14, 2025.

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

During the year ended December 31, 2025, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2024 to January 14, 2025, (ii) $2,180, or $0.546875 per share for the period from January 15, 2025 to April 14, 2025, (iii) $2,180, or $0.546875 per share for the period from April 15, 2025 to July 14, 2025 and (iv) $2,180, or $0.546875 per share for the period from July 15, 2025 to October 14, 2025.

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

During the year ended December 31, 2025, in connection with the Spin-Off, the Company distributed to its common stockholders as of the record date, April 29, 2025, a dividend in kind at the rate of one common share of Costamare Bulkers for every five shares of common stock of the Company held by each shareholder (24,022,218 common shares of Costamare Bulkers in the aggregate) (Note 1).

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the years ended December 31, 2023, 2024 and 2025, amounted to $31,068, $23,796 and $20,920, respectively.

	For the year ended December 31,
	2023	2024	2025
	EPS	EPS	EPS
Net income from continuing operations	$518,900	$407,343	$396,547
Net loss from discontinued operations	(137,881)	(91,009)	(27,547)
Net income	$381,019	$316,334	$369,000
Less: Net income attributable to non-controlling interest in subsidiaries, continuing operations	(1,878)	(3,254)	(4,638)
Add: Net loss attributable to non-controlling interest in subsidiaries, discontinued operations	6,608	6,839	213
Net income attributable to Costamare Inc.	385,749	319,919	364,575
Less: paid and accrued earnings allocated to Preferred Stock	(31,068)	(23,796)	(20,920)
Less: deemed dividend in redemption of Series E Preferred Stock	-	(5,446)	-
Net income available to common stockholders	$354,681	$290,677	$343,655
Weighted average number of common shares, basic and diluted	120,299,172	119,299,405	120,198,853
Earnings per common share, basic and diluted, continuing operations	$4.09	$3.15	$3.09
Losses per common share, basic and diluted, discontinued operations	(1.15)	(0.71)	(0.23)
Earnings per common share, basic and diluted	$2.95	$2.44	$2.86

17. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the year ended December 31,
	2023	2024	2025
Interest expense	$126,790	$117,072	$90,158
Interest capitalized	-	-	(466)
Derivatives’ effect	(17,998)	(19,023)	(9,472)
Amortization and write-off of financing costs	7,133	6,436	6,277
Amortization of excluded component related to cash flow hedges	2,824	4,110	4,092
Bank charges and other financing costs	874	1,025	770
Total	$119,623	$109,620	$91,359

18. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

19. Derivatives:

(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps and interest rate caps agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments, net.

During the year ended December 31, 2024, three NML subsidiaries entered into three interest rate swap agreements with an aggregate notional amount of $33,683, which met hedge accounting criteria according to ASC 815 related to the loans discussed in Notes 10.A.20 and 10.A.21. During the same period and pursuant to the partial prepayment of the loan discussed in Note 10.A.21, one NML subsidiary terminated one of the three interest rate swap agreements and recorded a gain of $70, which is included in Gain / (loss) on derivative instruments, net, in the accompanying 2024 consolidated statement of income.

During the year ended December 31, 2025, pursuant to the prepayment of the loan discussed in Note 10.A.21, one NML subsidiary terminated one interest rate swap agreement and recorded a loss of $65, which is included in Gain / (loss) on derivative instruments, net, in the accompanying 2025 consolidated statement of income.

At December 31, 2024 and 2025, the Company had interest rate swap agreements and interest rate cap agreements with an outstanding notional amount of $805,028 and $631,755, respectively. The fair value of these derivatives outstanding as at December 31, 2024 and 2025 amounted to an asset of $31,645 and a net asset of $14,071, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between June 2026 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap and interest rate cap amounts to $4,822.

(b) Cross currency swaps that do not meet the criteria for hedge accounting: During the year ended December 31, 2021, the Company entered into two cross-currency swap agreements, which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 10(c)), in order to hedge its exposure to fluctuations deriving from Euro. Following the early prepayment of the Bond Loan on November 25, 2024, the Company redesignated the two cross-currency swaps as non-hedging instruments and recorded an unrealized loss of $1,047, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2024 consolidated statement of income. On November 21, 2025, the two cross-currency swaps matured and the Company recorded a gain of $9,957, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2025 consolidated statement of income. The fair value of these derivatives outstanding as at December 31, 2024 amounted to a liability of $18,387 and is included in the accompanying consolidated balance sheets.

(c) Foreign currency agreements, FX option zero cost collar and Foreign currency options: As of December 31, 2025, the Company holds 12 Euro/U.S. dollar forward agreements totaling $14,099 at an average forward rate of Euro/U.S. dollar 1.1749, expiring in monthly intervals up to December 2026. Furthermore, the Company entered into 12 Euro/U.S. dollar foreign currency options totaling $21,150 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

As of December 31, 2024, the Company held 12 Euro/U.S. dollar forward agreements totaling $39,600 at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The total change of forward contracts fair value for the year ended December 31, 2025, was a gain of $1,478 (a loss of $4,898 for the year ended December 31, 2024 and a gain of $1,177 for the year ended December 31, 2023) and is included in Gain / (loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2024 and 2025, amounted to a liability of $1,369 and an asset of $110, respectively. The fair value of the foreign currency options as at December 31, 2025, was an asset of $393.

During the year ended December 31, 2025, the Company entered into an FX option zero cost collar agreement to manage its exposure to fluctuations of foreign currencies risks. On November 21, 2025, the agreement matured.

The Effect of Derivative Instruments for the years ended
December 31, 2023, 2024 and 2025
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in OCI on Derivative
	2023	2024	2025
Interest rate swaps and cross-currency swaps	$3,385	$24,401	$697
Interest rate caps (included component)	6,629	(4,564)	(8,062)
Interest rate caps (excluded component) (1)	(16,589)	(6,708)	(428)
Reclassification to Interest and finance costs	(22,876)	(23,254)	(9,472)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	4,354	6,084	4,092
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	63	63	63
Total	$(25,034)	$(3,978)	$(13,110)

(1)	Excluded component represents interest rate caps instruments time value.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2023	2024	2025
Cross-currency swaps	Gain / (loss) on derivative instruments, net	$-	$(1,047)	$9,957
Foreign currency options	Gain / (loss) on derivative instruments, net	-	-	393
Forward currency contracts	Gain / (loss) on derivative instruments, net	1,177	(4,898)	1,148
Interest rate swaps and interest rate caps	Gain / (loss) on derivative instruments, net	9,696	84	(65)
Total		$10,873	$(5,861)	$11,433

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), short-term investments, net investment in sales type leases, investment in leaseback vessels (Note 11 (b)) and derivative contracts (interest rate swaps, interest rate caps, foreign currency contracts and foreign currency options). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings. The Company also seeks to limit its credit risk from accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B and the term loan with fixed interest rates discussed in Note 10.A.2, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 11(b)(ii)(12), 11(b)(ii)(24) and 11(b)(ii)(27), the fair value of the interest rate swap agreements, , the interest rate cap agreements, the foreign currency agreements and the foreign currency options, discussed in Note 19 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to $174,769 in the aggregate ($528,232 in the aggregate at December 31, 2024). The fair value of the term loan with fixed interest rates discussed in Note 10.A.2, determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to $91,174 ($99,260 at December 31, 2024). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 11(b)(ii)(12), 11(b)(ii)(24) and 11(b)(ii)(27) determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to $31,884 ($74,510 at December 31, 2024). The fair value of the Company’s other financing arrangements (Note 10.B) and the term loan with fixed interest rates discussed in Note 10.A.2 and investment in leaseback vessels discussed in Notes 11(b)(ii)(12), 11(b)(ii)(24) and 11(b)(ii)(27), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 19(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2024 and 2025, the fair value of these derivative instruments in aggregate amounted to a net asset of $13,258 and a net asset of $14,071, respectively.

The fair value of the forward currency contracts and the foreign currency options discussed in Note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2024 and 2025, amounted to a liability of $1,369 and an asset of $503, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-liability position	$(1,369)	$-	$(1,369)	$-
Interest rate swaps-asset position	20,530	-	20,530	-
Interest rate caps-asset position	11,115	-	11,115	-
Cross-currency rate swaps-liability position	(18,387)	-	(18,387)	-
Total	$11,889	$-	$11,889	$-

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$110	$-	$110	$-
Foreign currency options -asset position	393	-	393	-
Interest rate swaps-asset position	11,516	-	11,516	-
Interest rate swaps-liability position	(69)	-	(69)	-
Interest rate caps-asset position	2,624	-	2,624	-
Total	$14,574	$-	$14,574	$-

Assets measured at fair value on a non-recurring basis:

On September 3, 2025, the Company recorded the acquisition of a vessel at a fair value of $57,500, determined using Level 2 inputs within the fair value hierarchy (Note 8).

21. Comprehensive Income:

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

During the year ended December 31, 2025, Other comprehensive loss amounted to $13,110 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $7,793), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $9,472), (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $4,092) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63). An amount of ($85) included in Other Comprehensive loss is attributable to the non-controlling interest.

22. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On January 2, 2026, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 5, 2026, to holders of record of common stock as of January 20, 2026.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On January 2, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on January 15, 2026 to holders of record as of January 14, 2026.

(c)	Investment in NML: On January 26, 2026, the Company entered into the Amended and Restated Neptune Shareholders’ Agreement, whereby it agreed to increase its investment commitment to $247,809.

COSTAMARE INC.

Notes to Consolidated Financial Statements

December 31, 2023, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(d)	Investment in leaseback vessels: (i) In January 2026, NML acquired a container vessel for $8,335 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years (Note 13.b(iii)). The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. (ii) In February 2026, NML signed a commitment letter, subject to final documentation, with a shipowner (as seller) to acquire one car carrier vessel, under which the vessel will be chartered back to the seller under bareboat charter agreement, for an amount of up to $55,000. (iii) In February 2026, four NML subsidiaries entered into a loan agreement to partly finance the sale and leaseback arrangements discussed in Notes 11.(b)(ii)44, 11.(b)(ii)45, 11.(b)(ii)46 and 11.(b)(ii)47 and drew down the amount $28,958, in the aggregate. (iv) In February 2026, four NML subsidiaries entered into a loan agreement to partly finance the sale and leaseback arrangements discussed in Notes 11.(b)(ii)24, 11.(b)(ii)28, 11.(b)(ii)31 and 11.(b)(ii)38 and drew down the amount $28,870, in the aggregate.

In February 2026, the vessels discussed in Note 11(b)(ii)3, 11(b)(ii)21, 11(b)(ii)32 and 11(b)(ii)34, were sold back to their lessees under the bareboat charter agreements in place and the outstanding lease amounts of $7,080, $11,480, $14,649 and $12,955, respectively, were fully collected. Additionally, the aggregate outstanding balance of $23,972, relating to two of the tranches of the loan discussed in Note 10.A.30, was fully repaid. Furthermore, in February 2026, the outstanding balance of $5,275, relating to one of the tranches of the loan discussed in Note 10.A.15, was fully repaid. In February 2026, the outstanding balance of $10,566, of the loan discussed in Note 10.A.27, was fully repaid.

(e)	New loan agreements: (i) On February 6, 2026, Glasserton Shipping Co., Lockton Shipping Co., Walston Shipping Co., Stewarton Shipping Co., Lenton Shipping Co. and Alton Shipping Co. as joint and several borrowers entered into a loan agreement with a bank for an amount of up to $209,310 for the pre- and post- delivery financing of the six 3,100 TEU capacity vessels under construction discussed in Note 8. (ii) On February 13, 2026, the Company entered into a loan agreement with a bank for an amount of up to $20,750 to partly finance the aggregate market value of two of its container vessels.

(f)

Newbuilding contracts: In February 2026, the Company, through its four wholly owned subsidiaries Colton Shipping Co., Dalston Shipping Co., Farleton Shipping Co., and Lupton Shipping Co., contracted with a shipyard for the construction and purchase of four newbuild container vessels, each of approximately 3,100 TEU capacity. Deliveries of the four newbuild vessels are expected between the fourth quarter of 2027 and the fourth quarter of 2028 and the Company entered into medium-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard.